EXHIBIT 99.(a)(1)


                         FIRSTCITY FINANCIAL CORPORATION
                               6400 Imperial Drive
                                Waco, Texas 76712


                                 August 31, 1998


To:         FirstCity's Special Preferred Shareholders

From:       Jim Hawkins, Chairman, FirstCity Financial Corporation

            The attached Offering Circular contains important information regarding the shares of FirstCity's Special Preferred Stock that you hold. As you know, these shares are redeemable at $21 per share on September 30, 1998. The Offering Circular outlines information regarding FirstCity's offer to exchange its New Preferred Stock for the currently outstanding shares of Special Preferred Stock. This is an important transaction for you and for FirstCity. As such, I encourage you to consider the exchange proposal.

            The Special Preferred Stock which you hold today has a redemption value of $21.00 per share and bears a coupon rate of 15% or $3.15 per year. On August 27, 1998, the closing per share sales price of the Special Preferred Stock was $20.94 per share as quoted on Nasdaq. The security FirstCity is offering to exchange (the "New Preferred Stock") has an equivalent $21.00 redemption value, bears a dividend rate of 10% and will not be callable for 5 years. In an offer to exchange by the Company that expired on August 4, 1997, 1,073,704 shares of New Preferred Stock were issued in exchange for an equal number of shares of Special Preferred Stock. The New Preferred Stock is quoted on Nasdaq and on August 27, 1998, the closing per share sales price of the New Preferred Stock was $21.50 per share.

            We have structured the exchange so that it generally will be tax free under current law (see the attached Offering Circular, "Special Factors Related to the Exchange Offer--Certain Federal Income Tax Consequences," discussing certain potential exceptions to the tax free nature of the exchange). Thus, if you exchange, you generally will not have any tax consequences to deal with (other than with respect to the receipt of dividends) until you sell your shares or the company redeems the stock at its redemption date no sooner than five years out. By contrast, the existing Special Preferred, when redeemed, will trigger some tax consequence for most of you. Some of you have little or no basis in the stock. In that case, you may have a taxable transaction upon redemption and only have after-tax proceeds to reinvest following redemption. By exchanging on a tax free basis, you will, in effect, be reinvesting the total redemption value of the existing Special Preferred in a security we believe has an attractive yield. Those of you who have purchased your stock since July 3, 1995 probably paid in excess of the redemption value of the Special Preferred. In that case, upon redemption of the Special Preferred, you may have a tax loss which may or may not have any value to you depending on your particular tax circumstances.

            In summary, we believe we are offering an attractive reinvestment option for you to consider with the advantage of being able to allow you to defer any tax consequences you might incur upon a redemption of the existing Special Preferred. We also believe that the terms, including rate and maturity of the New Preferred Stock, offer attractive spreads to other similarly situated securities.



HOFS02...:\92\54892\0013\1848\SCH8248K.26B

                                                             EXHIBIT 99.(a)(1)


OFFERING CIRCULAR

                         FIRSTCITY FINANCIAL CORPORATION

                                OFFER TO EXCHANGE


      FOR EACH SHARE OF OUTSTANDING SPECIAL PREFERRED STOCK (AS HEREINAFTER DEFINED) TENDERED BY THE EXPIRATION DATE (AS HEREINAFTER DEFINED) THE EXCHANGING HOLDER WILL RECEIVE ONE SHARE OF THE NEW PREFERRED STOCK, $21 LIQUIDATION VALUE PER SHARE OF FIRSTCITY FINANCIAL CORPORATION.

                                   ----------

      THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON TUESDAY, SEPTEMBER 29, 1998, UNLESS THIS OFFER IS EXTENDED (THE "EXPIRATION DATE").

                                   ----------

      FirstCity Financial Corporation, a Delaware corporation ("FirstCity" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Exchange Offer (the "Exchange Offer") to exchange each share of its outstanding Special Preferred Stock, $.01 par value per share ("Special Preferred Stock"), for one share of the Company's New Preferred Stock, $.01 par value per share ("New Preferred Stock"). Currently, there are 849,777 shares of Special Preferred Stock outstanding and 1,073,704 shares of New Preferred Stock outstanding. As of August 28, 1998, there were approximately 50 record owners and 300 beneficial owners of Special Preferred Stock, and approximately 40 record owners and 400 beneficial owners of New Preferred Stock.

      SEE "SPECIAL FACTORS RELATED TO THE EXCHANGE OFFER" AND "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

      Subject to applicable law and the terms set forth in this Exchange Offer, the Company reserves the right to waive any and all conditions to the Exchange Offer, to extend or to terminate the Exchange Offer and otherwise amend the Exchange Offer in any respect. See "The Exchange Offer -- Conditions" and "-- Expiration; Extension; Termination; Amendment."

                                   ----------

      Tenders of Special Preferred Stock made pursuant to the Exchange Offer may be withdrawn prior to the Expiration Date.

      Holders of shares of Special Preferred Stock who elect to tender such shares for exchange pursuant hereto should do so in accordance with the procedures set forth herein and in the orange Letter of Transmittal. Holders of shares of Special Preferred Stock who elect NOT to tender such shares for exchange pursuant hereto should tender such shares for redemption by following the procedure set forth in the green Letter of Transmittal.

                                   ----------

NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. THE COMMISSION HAS NOT PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON

                                                             EXHIBIT 99.(a)(1)


THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   ----------

                                 EXCHANGE AGENT

      American Stock Transfer & Trust Company (the "Exchange Agent") has agreed to provide services as exchange agent for the Exchange Offer. All deliveries and correspondence sent to the Exchange Agent should be directed to 40 Wall Street, New York, New York 10005. Requests for assistance or additional copies of this Exchange Offer or the Letter of Transmittal should be delivered to the Company at 1021 Main, Suite 250, Houston, Texas 77002, Attention: Suzy Taylor, Vice President-Investor Relations.

               The date of this Exchange Offer is August 31, 1998.

                                    IMPORTANT

      Any holder of Special Preferred Stock desiring to tender all or any portion of such holder's shares of Special Preferred Stock should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any other required documents to the Exchange Agent and either deliver the certificates for such shares of Special Preferred Stock to the Exchange Agent along with the Letter of Transmittal or deliver such shares of Special Preferred Stock pursuant to the procedures for book-entry transfer set forth in "The Exchange Offer -- Procedures for Tendering" or (2) request such holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder. Holders whose shares of Special Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such shares of Special Preferred Stock. Any holder of shares of Special Preferred Stock who desires to tender shares of Special Preferred Stock and whose certificates for such shares of Special Preferred Stock are not immediately available or who cannot comply with the procedures for book entry transfer on a timely basis may tender such Special Preferred Stock by following the procedure for guaranteed delivery set forth in "The Exchange Offer -- Procedures for Tendering."

      NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY HOLDER OF SHARES OF SPECIAL PREFERRED STOCK AS TO WHETHER TO TENDER OR TO REFRAIN FROM TENDERING SHARES OF SPECIAL PREFERRED STOCK. EACH HOLDER OF SHARES OF SPECIAL PREFERRED STOCK MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES OF SPECIAL PREFERRED STOCK AND, IF SO, THE NUMBER OF SHARES TO TENDER.

      NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER HOLDERS OF SHARES OF SPECIAL PREFERRED STOCK SHOULD TENDER OR REFRAIN FROM TENDERING SHARES OF SPECIAL PREFERRED STOCK PURSUANT TO THE EXCHANGE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS EXCHANGE OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                                       EXHIBIT 99.(a)(1)


      The delivery of this Exchange Offer shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

      THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT TENDERS FROM, HOLDERS OF THE SHARES OF SPECIAL PREFERRED STOCK IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

      The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the shares of Special Preferred Stock. Regular employees of the Company, who will not receive additional compensation therefor, may solicit tenders from holders of shares of Special Preferred Stock.

                         ADDITIONAL INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "Commission") a Schedule 13E-3 (as amended, the "Schedule 13E-3") and a Schedule 13E-4 (as amended, the "Schedule 13E-4") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Exchange Offer. This Exchange Offer does not contain all the information set forth in the Schedule 13E-3 and the exhibits thereto and the Schedule 13E-4 and the exhibits thereto to which reference is hereby made for further information about the Company and the Exchange Offer.

      The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Information as of particular dates concerning the Company's directors and officers, their compensation and any material interest of such persons in transactions with the Company is set forth in the reports filed with the Commission. Such reports and other information may be inspected and copies may be obtained at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York, 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. If available, such information also may be accessed through the Commission's electronic data gathering analysis and retrieval System ("EDGAR") via electronic means, including the Commission's home page on the Internet (http://www.sec.gov). In addition, the reports of, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act by, and other information concerning, FirstCity, whose securities are included in the National Association of Securities Dealers Automated Quotation System ("Nasdaq") and designated on the Nasdaq National Market, can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Company 10-K"), a copy of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Company 10-Q"), a copy of the Company's Current Report on Form 8-K filed with the Commission on August 24, 1998 and a copy of the Company's Current Report on Form 8-K filed with the Commission on August 28, 1998 are annexed hereto as Appendix A, B, D and E respectively.

                                                       EXHIBIT 99.(a)(1)


                          CAUTIONARY STATEMENT

      The statements included in this Offering Circular regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "expect," "project," "estimate," "predict," "anticipate," "believes" and similar expressions are also intended to identify forward-looking statements. Such statements are subject to numerous risks, uncertainties and assumptions, including but not limited to, the uncertainties relating to industry and market conditions, such as availability of assets, increased competition for available assets, increased price competition as the industry in which the Company primarily operates matures, interest rates and the availability of financing, and other risks and uncertainties described in this Offering Circular and in the Company's other filings with the Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                                      EXHIBIT 99.(a)(1)


                            TABLE OF CONTENTS

                                                                     PAGE

SUMMARY..............................................................  1
      The Company....................................................  1
      Background of the Exchange Offer...............................  1
      The Exchange Offer.............................................  2
      Conditions to the Exchange Offer...............................  2
      Structure, Timing and Effects of the Exchange Offer............  2
      Certain Federal Income Tax Considerations......................  2
      Terms of the New Preferred Stock...............................  3
      Certain Considerations.........................................  4

SPECIAL FACTORS RELATED TO THE EXCHANGE OFFER........................  4
      Background and Purposes of the Exchange Offer..................  4
      The Exchange Offer.............................................  5
      Position of the Board; Alternatives to the Exchange Offer......  6
      Fairness of the Exchange Offer.................................  7
      Consequences for Unexchanged Special Preferred Stock...........  8
      Absence of Financial Adviser...................................  8
      Nasdaq Quotation...............................................  8
      Interests in the Special Preferred Stock.......................  8
      Plans or Proposals of the Issuer...............................  8

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS............................  8
      Recapitalization...............................................  9
      Dividend Arrearages............................................  9
      Redemption Premium............................................. 10

RISK FACTORS......................................................... 10
      Risks Associated with Rapid Growth and Entry into New Businesses 10
      Continuing Need For Financing.................................. 10
      Risks of Securitization........................................ 11
      Impact of Changing Interest Rates.............................. 13
      Credit Impaired Borrowers...................................... 14
      Availability of Portfolio Assets............................... 14
      Availability of Net Operating Loss Carryforwards............... 14
      Assumptions Underlying Portfolio Asset Performance............. 15
      General Economic Conditions.................................... 15
      Risk of Declining Value of Collateral.......................... 16
      Government Regulation.......................................... 16
      Environmental Liabilities...................................... 17
      Competition.................................................... 17
      Risks Associated with Foreign Operations....................... 17
      Dependence on Independent Mortgage Brokers..................... 17
      Dependence on Automobile Dealership Relationships.............. 18
      Litigation..................................................... 18
      Relationship With and Dependence Upon Cargill.................. 18
      Dependence on Key Personnel.................................... 19
      Influence of Certain Shareholders.............................. 19
      Reliance on Systems; Year 2000 Issues.......................... 20

                                                      EXHIBIT 99.(a)(1)


      Anti-Takeover Considerations................................... 20
      Period to Period Variances..................................... 20
      Tax, Monetary and Fiscal Policy Changes........................ 20

THE EXCHANGE OFFER

General.............................................................. 21
      Terms of the Exchange Offer.................................... 21
      Conditions..................................................... 21
      Expiration; Extension; Termination; Amendment.................. 23
      Procedures for Tendering....................................... 24
      Delivery of Letters of Transmittal............................. 24
      Book-Entry Transfer............................................ 25
      Signature Guarantees........................................... 25
      Guaranteed Delivery............................................ 25
      Lost or Missing Certificates................................... 26
      Other Matters.................................................. 26
      Withdrawal of Tenders.......................................... 27
      Acceptance of Special Preferred Stock; Delivery of Tender
        Offer Consideration ......................................... 27
      Fees and Expenses.............................................. 28
      Exchange Agent................................................. 28
      Appraisal Rights............................................... 28
      Miscellaneous.................................................. 28

FINANCIAL INFORMATION................................................ 29
      FirstCity Selected Historical Financial Data................... 29
      Ratio of Earnings to Fixed Charges and Earnings to Combined
          Fixed Charges and Preferred Stock Dividends................ 30

CAPITALIZATION....................................................... 31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS.................... 32

MARKET INFORMATION................................................... 32
            ......................................................... 32

DESCRIPTION OF THE OUTSTANDING CAPITAL
                          STOCK OF THE COMPANY....................... 33
      FirstCity Common Stock......................................... 33
      Special Preferred Stock........................................ 33
      New Preferred Stock............................................ 35

BUSINESS OF THE COMPANY.............................................. 36

MANAGEMENT OF FIRSTCITY.............................................. 36

PRINCIPAL STOCKHOLDERS OF FIRSTCITY.................................. 36


APPENDIX A Annual Report on Form 10-K for the year ended December 31, 1997. APPENDIX B Quarterly Report on Form 10-Q for the period ended June 30, 1998.

                                                       EXHIBIT 99.(a)(1)


APPENDIX C Form of Certificate of Designations of the New Preferred Stock. APPENDIX D Current Report on Form 8-K filed with the Commission on August 24, 1998.
APPENDIX E Current Report on Form 8-K filed with the Commission on August
28, 1998.

                                                       EXHIBIT 99.(a)(1)


                                 SUMMARY

      The following is a summary of certain information contained elsewhere in this Offering Circular and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Offering Circular and the Appendices hereto. As used herein, unless the context otherwise requires, the "Company" and "FirstCity" refer to FirstCity Financial Corporation and its consolidated subsidiaries. Holders of the Company's shares of Special Preferred Stock are urged to read this Exchange Offer in its entirety prior to tendering any of their Special Preferred Stock.

The Company

      The Company is a diversified financial services company headquartered in Waco, Texas with over 100 offices throughout the United States and a presence in France, Asia and Mexico. The Company began operations in 1986 as a specialty financial services company focused on acquiring and resolving distressed loans and other assets purchased at a discount relative to the aggregate unpaid principal balance of the loans or the appraised value of the other assets ("Face Value"). To date, the Company has acquired, for its own account and through various affiliated partnerships, pools of assets or single assets (collectively referred to as "Portfolio Assets" or "Portfolios") with a Face Value of approximately $3.0 billion. In 1996, the Company adopted a growth strategy to diversify and expand its financial services business. To implement its growth strategy, the Company has acquired or established several businesses in the financial services industry, building upon its core strength and expertise as one of the earliest participants in the business of acquiring and resolving distressed financial assets and other assets. The Company's servicing expertise, which it has developed largely through the resolution of distressed assets, is a cornerstone of its growth strategy. Today the Company is engaged in three principal businesses: (i) residential and commercial mortgage banking, which is operated through FirstCity Financial Mortgage Corporation ("Mortgage Corp.") and FC Capital Corporation ("Capital Corp."); (ii) Portfolio Asset acquisition and resolution, which is operated through FirstCity Commercial Corporation ("Commercial Corp."); and (iii) consumer lending, which is operated through FirstCity Consumer Lending Corporation ("Consumer Corp."). As part of its ongoing management process, the Company continually evaluates the allocation of its capital and funding resources among these business lines. As a result of this process, the Company recently has determined to reduce its allocation of capital and funding to Mortgage Corp. and is in the process of implementing a strategy to effect such change. Reference is made to the additional information contained in the Company's Current Report on Form 8-K filed with the Commission on August 28, 1998, a copy of which is attached hereto as Appendix E.

Background of the Exchange Offer

      Formation of the Company. The Company was formed July 3, 1995 by the merger (the "J-Hawk Merger") of J-Hawk Corporation ("J-Hawk"), which was engaged in the asset acquisition, management and disposition business, with and into First City Bancorporation of Texas, Inc. ("FCBOT"), a bank holding company that had been engaged in a proceeding under Chapter 11 of the Bankruptcy Code since November 1992, following the closure of its bank subsidiaries by regulatory agencies. The J-Hawk Merger was accomplished pursuant to the Plan of Reorganization of FCBOT (the "Plan").

      As a result of the J-Hawk Merger, the former holders of common stock of J-Hawk received, in the aggregate, approximately 49.9 percent of the Company's outstanding Common Stock in exchange for their shares of J-Hawk common stock and approximately 50.1 percent of the Company's outstanding Common Stock was distributed among former security holders of FCBOT. The Company also issued, to certain former security holders of FCBOT, certain senior subordinated notes, the Special Preferred Stock and warrants to acquire common stock of FirstCity, and all of the debt and equity securities of FCBOT outstanding immediately prior to the consummation of the J-Hawk Merger were canceled.

                                                       EXHIBIT 99.(a)(1)



      In connection with the J-Hawk Merger, certain assets of FCBOT (primarily real estate and real estate loans) were placed in the FirstCity Liquidating Trust (the "Trust") to be liquidated. The beneficiaries of the trust included FirstCity, which, under the trust agreement establishing the Trust, was entitled to receive sufficient amounts therefrom to pay principal and interest in respect to the senior subordinated notes, dividends and redemption value on the Special Preferred Stock and certain expenses. To the extent there were any proceeds remaining after satisfying such obligations, the Trust could make distributions to its other beneficiaries who were former holders of certain FCBOT securities.

      In June 1997, the Trust and FirstCity entered into a New Special Preferred Stock Distribution Agreement (the "Distribution Agreement") pursuant to which the Trust, in satisfaction of its obligations to FirstCity as holder of the Class A Certificate, made a lump sum distribution to FirstCity. In exchange, FirstCity agreed to pay when and as due any and all dividends on the Special Preferred Stock and to redeem the Special Preferred Stock when and as required. See "Special Factors Related to the Exchange Offer -- Background and Purposes of and Alternatives to the Exchange Offer."

The Exchange Offer

      The Company is offering, upon the terms and subject to the conditions stated in this Offering Circular and the accompanying Letter of Transmittal, to exchange for each currently outstanding share of Special Preferred Stock tendered to the Company one share of the Company's New Preferred Stock. The Exchange Offer is being made for all of the outstanding shares of Special Preferred Stock.

      As of the date of this Exchange Offer, 849,777 shares of the Special Preferred Stock were outstanding and 1,073,704 shares of the New Preferred Stock were outstanding.

Conditions to the Exchange Offer

      The obligation of the Company to consummate the Exchange Offer is subject to certain conditions as described in this Exchange Offer, including, among others, the requirement that there shall not have occurred any change or development involving a prospective change in or affecting the business or financial affairs of the Company which, in the sole judgment of the board of directors of the Company (the "Board of Directors"), would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to the Company of the Exchange Offer.

Structure, Timing and Effects of the Exchange Offer

      The Exchange Offer was designed to provide FirstCity the opportunity to efficiently raise medium term capital. See "Special Factors Related to the Exchange Offer -- Background and Purposes of the Exchange Offer." In addition to permitting FirstCity to raise capital, the Exchange Offer permits existing preferred shareholders the ability to retain an investment in FirstCity through ownership of a security, the New Preferred Stock, with a longer term before maturity than the Special Preferred Stock. See "Special Factors Related to the Exchange Offer -- Position of the Board; Alternatives to the Exchange Offer" and "-- Background and Purposes of the Exchange Offer."

Certain Federal Income Tax Considerations

      For information concerning the federal income tax ramifications of the Exchange Offer to tendering holders of the Special Preferred Stock, see "Certain Federal Income Tax Considerations."

                                                        EXHIBIT 99.(a)(1)


Terms of the New Preferred Stock

      Pursuant to the Exchange Offer, FirstCity is offering to exchange each outstanding share of Special Preferred Stock for one share of New Preferred. Each share of Special Preferred Stock not exchanged pursuant to the Exchange Offer will be redeemed at $21 per share plus accrued dividends on September 30, 1998. Following is a summary of the primary terms of the New Preferred Stock.

Dividends.................      Cumulative from the date of first issuance of
                                the New Preferred Stock (the "Issuance Date") at an annual rate of $2.10 per share (10% of redemption value per annum) payable quarterly on the last business day of March, June, September and December of each year commencing the last business day of the first full quarter following the Issuance Date.

Optional Redemption.......      After September 30, 2003, at the Company's
                                option at $21 per share, plus accrued dividends.

Scheduled Redemption......      September 30, 2005.

Rank......................      Company obligation; Subordinate to claims of the
                                Company's creditors including any debt currently outstanding or that may be issued or incurred by the Company in the future, senior to other series of preferred stock of the Company other than the Special Preferred Stock and prior to other equity securities of the Company. The
                                Company expects that it will, from time to time, incur debt obligations to finance its business activities. Any such indebtedness will be senior in priority to claims of the holders of New
                                Preferred Stock.

Voting Rights.............      Nonvoting, unless dividends are in arrears in an
                                aggregate amount equal to six dividend quarters, then, voting as a class with all other shares of preferred stock, entitled to elect two directors.

Trading...................      Quoted on Nasdaq.

Taxes.....................      Dividends, if and when paid, are taxable,
                                whether paid in cash or additional shares of New
                                Preferred Stock, as ordinary income, but only to the extent of FirstCity's accumulated or current earnings and profits. Under current law, if a distribution by FirstCity is treated as a dividend, corporate stockholders may be entitled to claim a deduction equal to 70% of the dividend, subject to applicable limitations. For information concerning proposals to enact legislation which, if enacted, would affect the amount and availability of the dividends-received deduction, see "Certain Federal Income
                                Tax Considerations -- Dividend Arrearages and
                                Increase in Proportionate Interest."


      For further information with respect to the New Preferred Stock, see "Description of the Outstanding Capital Stock of the Company -- New Preferred Stock". For further information with respect to the Special Preferred Stock, see "Description of the Outstanding Capital Stock of the Company -- Special Preferred Stock."

      On August 27, 1998, the last trading day prior to public announcement of the Exchange Offer, the last sales price for the Special Preferred Stock reported on Nasdaq was $20.94 per share, and the last sales price for the New Preferred Stock reported on Nasdaq was $21.50 per share. See "Market Information -- Market Prices".

                                                      EXHIBIT 99.(a)(1)



Certain Considerations

      Prior to deciding whether to tender in the Exchange Offer, beneficial owners of the Special Preferred Stock should consider all of the information contained in this Exchange Offer, especially the matters set forth in "Special Factors Related to the Exchange Offer" and "Risk Factors."


              SPECIAL FACTORS RELATED TO THE EXCHANGE OFFER

      In addition to the other information set forth in this Offering Circular and incorporated herein by reference, holders of Special Preferred Stock should carefully consider the following information.

Background and Purposes of the Exchange Offer

      Prior to consummation of the transactions contemplated by the Distribution Agreement described below, FirstCity was obligated to make payments of dividends and in respect of redemption to the holders of Special Preferred Stock only to the extent that it has received distributions from the Trust sufficient to pay such amounts. FirstCity had no other financial obligation on the Special Preferred Stock. FirstCity's claim against the Trust, under which it received payments to fund distributions to holders of the Special Preferred Stock was represented by FirstCity's ownership of the Class A Certificate of the Trust. The Class A Certificate was the most senior of the three classes of certificates issued by the Trust. The Trust's obligations under the Class A Certificate related to the Special Preferred Stock had to be satisfied before the Trust could make any distributions to any class of Certificate junior to the A Certificate.

      At the Trust's inception, it held substantial non-cash assets which, under the agreement establishing the Trust, were required to be converted to cash to meet the following obligations:

        1.      Repayment of borrowings incurred to complete the Plan

        2.      Expenses of administering the Plan

        3. Distributions under the Class A Certificate to meet the obligations of FirstCity to its Senior Subordinate note holders

        4. Distributions under the Class A Certificate to meet the dividend payment requirements of the Special Preferred Stock (the "Dividend Distribution Amount"), and

        5. Distributions under the Class A Certificate to meet the redemption payment requirements of the Special Preferred Stock (the "Redemption Distribution Amount")

At the inception of the Trust pursuant to the Plan, the parties to the Plan anticipated that approximately three years would be necessary to convert Trust assets to cash to a sufficient degree to assure sufficient cash flow to meet all of the Trust's obligations. However, cash collections were realized by the Trust in amounts greater than, and in advance of the timing, expected at the inception of the Trust. Under the terms of the Trust instrument, the Trust was required to distribute its cash to satisfy its obligations in accordance with the priorities described above.

      In June 1997, when the last remaining material obligation of the Trust under the Class A Certificate was to pay the remaining Dividend Distribution Amount and the Redemption Distribution Amount, the Trust and FirstCity entered into the Distribution Agreement to maximize the total amount of the potential distribution to holders of certificates junior to the Class A Certificate. Under the terms thereof, the Trust and FirstCity agreed to the effect that the Trust would make a lump sum distribution to FirstCity and thereupon would have met its distribution obligations to FirstCity as the holder of the Class A Certificate. With its obligation thus satisfied, the Trust would then be permitted to make distributions to the holders of Certificates junior to the claims of the Class A Certificate holder.

                                                       EXHIBIT 99.(a)(1)


      Also in June 1997, the Company commenced an offer to exchange each outstanding share of Special Preferred Stock for one share of New Preferred Stock (the "1997 Preferred Exchange Offer") pursuant to which 1,073,704 shares of Special Preferred Stock were exchanged for an equal number of shares of New Preferred stock, leaving 849,777 shares of Special Preferred Stock outstanding. Pursuant to the Distribution Agreement:

      1. The Trust paid to FirstCity an amount equal to the product of $22.75 times the number of outstanding shares of Special Preferred Stock outstanding on June 30, 1997 (the "Special Preferred Redemption Amount").

      2. The Trust paid to FirstCity an amount equal to the product of $.7875 times the number of outstanding shares of Special Preferred Stock outstanding on June 30, 1997 (the "Special Preferred Dividend Amount").

      3. The Trust affirmed its obligations to FirstCity for certain indemnification obligations in favor of FirstCity under the terms of the Plan.

      4. FirstCity indemnified the Trust against any claims by holders of the Special Preferred Stock for account of non-payment by FirstCity of obligations to pay Special Preferred Dividends or to redeem the Special Preferred Stock at the designated redemption date.

      5. Of the amounts paid as described in item 1 above, $21,193,438, representing $24.94 per share of Special Preferred Stock not exchanged pursuant to the 1997 Preferred Exchange Offer (or 849,777 shares), was allocated to the Special Preferred Stock.

      The effect of the Distribution Agreement described above was to transfer to FirstCity, in exchange for the payments from the Trust aggregating approximately $44 million, the Trust's obligations to FirstCity to make any additional distributions to FirstCity on account of the Special Preferred Stock. In exchange, FirstCity, in effect, agreed to pay when and as due any and all dividends on the Special Preferred Stock and to redeem the Special Preferred Stock when and as required by the Amended and Restated Certificate of Incorporation of FirstCity.

The Exchange Offer

      FirstCity believes that its proposal to exchange the Special Preferred Stock for the New Preferred Stock offers a continuing investment alternative that could be attractive to the existing holders of its Special Preferred Stock. The factors considered in proposing the terms of the exchange offer are intended to address certain factors that FirstCity believes could be important to the holders of Special Preferred Stock. Such factors include, but are not necessarily limited to, the following:

        1. The holders of the Special Preferred Stock who received their stock pursuant to the terms of the Plan are likely to have substantial capital gains on the redemption date. Depending upon the tax status of the holder, such holders could have tax liability imposed under federal and state tax laws, reducing net proceeds from the redemption available for reinvestment following the redemption. The exchange of the Special Preferred Stock for New Preferred Stock will be a tax-free exchange under present federal tax laws. As such, the current holders of Special Preferred holders will effectively reinvest the total redemption amount of the Special Preferred Stock in the New Preferred Stock upon the Exchange.

                                                      EXHIBIT 99.(a)(1)


        2. By extending the final maturity of the New Preferred Stock to September 30, 2005, the current holders of the Special Preferred Stock will be offered the opportunity to extend their current investment at an attractive yield as compared to current market rates.

        3. By providing that FirstCity will not be permitted to redeem the Special Preferred Stock prior to September 30, 2003, FirstCity believes that it is offering to the holders of the Special Preferred Stock attractive yields compared to alternative investments available to the Special Preferred holders.

        4. Based on trading activity in the Special Preferred Stock since it was originally issued, and the prices at which it has traded, FirstCity believes that there are a substantial number of holders who have acquired their Special Preferred Stock at substantial premiums to the Redemption Amount of $21.00 per share. As a result, at maturity, such holders might realize a capital loss, the deduction of which could be limited under currently applicable tax laws. Through the exchange offer, FirstCity believes that such holder's basis and holding period in the Special Preferred Stock will become the basis and holding period of the New Preferred Stock affording the holder a longer time during which to trigger the recognition of the potential capital loss. This could permit a holder to offset the potential capital loss against other capital gains.

Position of the Board; Alternatives to the Exchange Offer

      The Board of Directors approved the Exchange Offer. All of the directors voted to approve the Exchange Offer other than three directors who hold shares of Special Preferred Stock none of whom participated in the Board of Directors' vote on the Exchange Offer. The Board of Directors believes that the Exchange Offer is in the best interest of the Company and its stockholders because the exchange offer provides for FirstCity the opportunity to raise medium term capital efficiently by permitting it to retain and utilize capital received from the Trust and allocated to the Special Preferred Stock following the expiration of the 1997 Preferred Exchange Offer pursuant to the Distribution Agreement insofar as shares of the New Preferred Stock are exchanged for the Special Preferred Stock. In addition to permitting FirstCity to raise capital, the Exchange Offer permits holders of the Special Preferred Stock, which by its terms will be redeemed (if not exchanged for New Preferred Stock pursuant to this Exchange Offer) on September 30, 1998, the ability to retain an investment in the Company through ownership of the New Preferred Stock. The Company continually evaluates other proposals to raise capital either publicly or privately, including secured and unsecured subordinated term debt, convertible debt, perpetual preferred stock, trust preferred stock and by issuing limited life preferred stock. The Company expects to raise capital through issuance or incurrence of debt during the pendency of, or soon after the termination of, the Exchange Offer. To the extent that shares of Special Preferred Stock are not exchanged pursuant hereto, a portion of the proceeds of such other financing arrangement made by the Company may be used to redeem such shares. Among the various alternatives for raising capital considered, the Company believes the limited life preferred stock is a sound alternative that will complement any such other financing by the Company. The Board of Directors further believes that the financial structure of the Company will be better suited to the Company's expected level of operations and profitability, and the Company will have greater flexibility to move forward with the growth and diversification of its business if the Exchange Offer is consummated because the exchange will result in a larger equity base upon which the Company will be able to leverage to build its investment activity and portfolio acquisitions and other specialty finance businesses.

      The decision to tender Special Preferred Stock pursuant to the Exchange Offer should be made by beneficial owners based upon individual investment objectives and other factors affecting such beneficial owners individually, including any federal, state, local or foreign tax consequences of tendering Special Preferred Stock pursuant to the Exchange Offer. Consequently, the Board of Directors is not

                                                      EXHIBIT 99.(a)(1)


making any recommendation to beneficial owners with respect to the Exchange Offer and has not authorized any person to make any such recommendations. Beneficial owners are urged to evaluate carefully all information contained in this Exchange Offer and to consult their own financial and tax advisers to make their own decisions concerning whether to tender Special Preferred Stock in the Exchange Offer. See "Special Factors Related to the Exchange Offer -- Certain Federal Income Tax Considerations," and " -- Fairness of the Exchange Offer."

Fairness of the Exchange Offer

      The Company believes that the Exchange Offer is fair from a financial point of view to the beneficial owners of Special Preferred Stock from a financial perspective. The Exchange Offer was approved by all of the directors of the Company other than the two abstaining directors.

      Factors considered by the Board of Directors in connection with the structuring of the Exchange Offer were (i) the liquidation/redemption preference of the Special Preferred Stock and the New Preferred Stock; (ii) the date on which the Special Preferred Stock is mandatorily redeemable and the dates on which the New Preferred Stock are mandatorily and optionally redeemable; (iii) the dividend rate of the Special Preferred Stock and the New Preferred Stock;
(iv) the relative preferences and other terms of the Special Preferred Stock and New Preferred Stock; (v) the fact that acceptance of the Exchange Offer is not mandatory and that the shares of Special Preferred Stock that are not tendered will remain outstanding following the Exchange Offer; (vi) the historical trading pattern of the Special Preferred Stock; (vii) recent market prices for Special Preferred Stock and the New Preferred Stock; (viii) the pro forma effect of acceptance of the Exchange Offer on the Company's consolidated capitalization; and (ix) the federal income tax consequences of the Exchange Offer on the Company and on the beneficial owners of Special Preferred Stock. In light of its consideration of the foregoing factors, the Board of Directors concluded that the Exchange Offer is fair to beneficial owners of Special Preferred Stock.

      The Company has not requested a fairness opinion, appraisal or similar report relating to the Exchange Offer from any investment banker or financial adviser. A fairness opinion, appraisal or similar report sometimes is requested by a company to obtain an opinion on whether a transaction is fair from a financial perspective to a particular group of persons. Based on the cost of obtaining such an opinion, appraisal or similar report, the Board of Directors believes it is appropriate not to seek a fairness opinion, appraisal or similar report relating to the Exchange Offer. In addition, the non-employee directors of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated beneficial owners of Special Preferred Stock to negotiate the terms of the Exchange Offer or prepare a report concerning the terms of the Exchange Offer or prepare a report concerning the fairness thereof.

      The holders of Special Preferred Stock have no voting rights in respect thereof and the approval of a majority of the beneficial owners of Special Preferred Stock is not required for the Company to consummate the Exchange Offer. Nonetheless, if a beneficial owner of Special Preferred Stock does not approve of the terms of the Exchange Offer, such beneficial owner can elect not to tender its shares of Special Preferred Stock and such shares of Special Preferred Stock will remain outstanding. See "Special Factors Related to the Exchange Offer -- Consequences for Unexchanged Special Preferred Stock."

      The approval of a majority of unaffiliated security holders is not required for consummation of the Exchange Offer.

      For a discussion of certain federal income tax consequences of the Exchange Offer applicable to beneficial owners of the Special Preferred Stock and the Company, see "Certain Federal Income Tax Considerations."

                                                        EXHIBIT 99.(a)(1)


Consequences for Unexchanged Special Preferred Stock

      The shares of Special Preferred Stock not tendered and accepted in the Exchange Offer will be redeemed on September 30, 1998, at $21 per share plus accrued dividends as required by the Amended and Restated Certificate of Incorporation of FirstCity.

Absence of Financial Adviser

      The Company has not retained any investment banker or financial adviser to assist it in structuring the terms of the Exchange Offer. See "Special Factors Related to the Exchange Offer -- Fairness of the Exchange Offer."

Nasdaq Quotation

      The New Preferred Stock is quoted on Nasdaq. As of August 27, 1998, the last full trading day prior to public announcement of the Exchange Offer, the closing per share sale price of New Preferred Stock was $21.50 per share.

Interests in the Special Preferred Stock

      The following table sets forth the number of shares of Special Preferred Stock held by each of the named executive officers and/or directors of FirstCity.
                                                                Shares of
                                                                 Special
    Executive Officer/Director                              Preferred Stock
    --------------------------                              ---------------

      Donald J. Douglass                                         13,000
      James R. Hawkins                                           17,250
      Rick R. Hagelstein                                            670
      C. Ivan Wilson                                             15,078
      James T. Sartain                                           17,250


Such executive officers and/or directors will be offered the same opportunity to tender securities of the Company in connection with this Exchange Offer as the other shareholders. While such officers and directors have not yet made a decision with respect to exchange of the shares of Special Preferred Stock held by them, such officers and directors will be making their exchange decision on the basis of an evaluation of their own circumstances and investment objectives.

Plans or Proposals of the Issuer

      The Special Preferred Stock that is tendered by security holders in connection with the Exchange Offer by the Expiration Date will be retired by the Company.

                CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

      Set forth below is a summary of the principal federal income tax consequences of an exchange of shares of Special Preferred Stock for shares of New Preferred Stock pursuant to the Exchange Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, administrative pronouncements and judicial decisions now in effect, all of

                                                        EXHIBIT 99.(a)(1)


which are subject to change (possibly on a retroactive basis). This summary does not address foreign, state or local tax consequences, nor does it address estate or gift tax considerations. Furthermore, the summary does not address all aspects of federal income taxation that may be relevant to investors in light of their particular circumstances or to certain types of investors subject to special treatment under the federal income tax laws (such as dealers in securities, tax-exempt organizations, pass-through entities, life insurance companies, other financial institutions, regulated investment companies, foreign stockholders, or other stockholders holding the Special Preferred Stock as part of a conversion or hedging transaction or as a position in a straddle for tax purposes).

      Each holder of Special Preferred Stock is urged to consult with and rely on the holder's own tax advisor with respect to the tax consequences to the holder of exchanging Special Preferred Stock for New Preferred Stock pursuant to the Exchange Offer.

Recapitalization

      The exchange of Special Preferred Stock for New Preferred Stock pursuant to the Exchange Offer should constitute a tax-free recapitalization under section 368(a) of the Code.

      By reason of the Exchange Offer being at recapitalization, except as otherwise provided below, (i) no gain or loss will be recognized by a holder on the receipt of New Preferred Stock in exchange for such holder's Special Preferred Stock pursuant to the Exchange Offer, (ii) a holder's tax basis in the New Preferred Stock will be the same as the holder's tax basis in the Special Preferred Stock exchanged therefor, and (iii) a holder's holding period for the New Preferred Stock will include the holding period for the Special Preferred Stock surrendered in the Exchange Offer, provided that the Special Preferred Stock was a capital asset in the hands of such holder.

      The Taxpayer Relief Act of 1997 amended the rules regarding nonrecognition treatment for certain types of preferred stock received in a reorganization. Specifically, if nonqualified preferred stock (as defined in section 351(g) of the Code) is received in a reorganization in exchange for stock other than nonqualified preferred stock, the nonqualified preferred stock will not be treated as stock, and gain or loss may be recognized in whole or in part. Moreover, the nonrecognition rules of section 1036 of the Code no longer apply to exchanges involving nonqualified preferred stock. However, if nonqualified preferred stock is exchanged solely for nonqualified preferred stock in a transaction that would otherwise qualify as a reorganization, no gain or loss is recognized, except as required by section 305 as set forth below. Consequently, if the New Preferred Stock, but not the Special Preferred Stock, is considered nonqualified preferred stock within the meaning of section 351(g) of the Code, the holders of Special Preferred Stock that exchange such stock for New Preferred Stock could be required to recognize gain or loss in connection with the Exchange Offer. Included in the definition of nonqualified preferred stock is any preferred stock if "the issuer or a related party is required to redeem or purchase such stock." Because the Corporation has an obligation to redeem both the Special Preferred Stock and the New Preferred Stock, both stocks should be considered nonqualified preferred stock, and the Exchange Offer should constitute a tax-free exchange as described above to the exchanging holders who receive New Preferred Stock.

Dividend Arrearages

      Under section 305(c) of the Code, certain recapitalizations are treated as taxable distributions if they remove dividend arrearages on preferred stock. There currently are no dividend arrearages with respect to the Special Preferred Stock and FirstCity does not believe that any such arrearages will exist at the time of the Exchange Offer. Therefore, section 305(c) of the Code will not apply to treat any portion of the New Preferred Stock as a dividend.

                                                       EXHIBIT 99.(a)(1)


Redemption Premium

      On August 27, 1998, the last full trading day prior to public announcement of the Exchange Offer, the closing per share price of the New Preferred Stock was $21.50. If the fair market value of the New Preferred Stock on the date of the Exchange Offer is less than its $21 redemption price, then such difference generally will be treated under section 305(c) of the Code as a series of taxable distributions that are to be taken into account over the term of the New Preferred Stock under principles comparable to those applicable to original issue discount on debt instruments. Such constructive distributions will be taxable as ordinary income (i.e., dividends) to the extent of FirstCity's current and accumulated earnings and profits (if any) for each taxable year in which they accrue.

                              RISK FACTORS

      In addition to the other information contained in this Offering Circular and incorporated herein by reference, holders of Special Preferred Stock should carefully consider the following information. Reference is made to additional information contained in Parts I and II of the Company 10-K and the Company 10-Q which are attached hereto as Appendices A and B, respectively.

Risks Associated with Rapid Growth and Entry into New Businesses

      The Company has recently entered the residential and commercial mortgage banking business and the consumer lending business through a combination of acquisitions and the start-up of new business ventures. The entry of the Company into these new businesses has resulted in increased demands on the Company's personnel and systems. The development and integration of the new businesses requires the investment of additional capital and the continuous involvement of senior management. The Company also must manage a variety of businesses with differing markets, customer bases, financial products, systems and managements. An inability to develop, integrate and manage its businesses could have a material adverse effect on the Company's financial condition, results of operations and business prospects. The Company's ability to support and manage continued growth is dependent upon, among other things, its ability to attract and retain senior management for each of its businesses, to hire, train, and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully in its existing and new business lines. There can be no assurance that the Company will successfully meet all of these challenges.

      Since the Company acquired Mortgage Corp. in July 1997, Mortgage Corp. has experienced dramatic growth. To support such growth, the Company has furnished Mortgage Corp. over $100 million in capital during this period. The Company has concluded that the size of its capital commitment to Mortgage Corp. should be reduced to continue to ensure that appropriate and adequate levels of capital resources remain available to each of the Company's operating subsidiaries. As a result, Mortgage Corp. is implementing a program to sell a portion of its owned residential servicing rights and certain other assets. Although the Company expects that such actions will reduce the capital committed to Mortgage Corp. from the current level of over $100 million to approximately $50 to $70 million over a six to nine month time frame, there can be no assurance that the Company will be able to successfully implement such strategy. Reference is made to the additional information contained in the Company's Current Report on Form 8-K filed with the Commission on August 28, 1998, a copy of which is attached hereto as Appendix E.

Continuing Need For Financing

      General. The successful execution of the Company's business strategy depends on its continued access to warehouse financing for each of its major operating subsidiaries. In addition to the need for such warehouse financing, the Company is required to invest as equity or subordinated debt the funds

                                                       EXHIBIT 99.(a)(1)


necessary to meet the capital needs of its subsidiaries. To the extent that cash flow to the Company from its subsidiaries is insufficient to provide all the capital necessary to support the subsidiaries' operations, the Company is required to access the debt and equity markets and to secure intermediate term debt. The Company's access to the capital markets is affected by such factors as changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. In addition, the Company's ability to issue and sell common equity (including securities convertible into, or exercisable or exchangeable for, common equity) is limited as a result of the tax laws relating to the preservation of the NOLs available to the Company as a result of the Merger. There can be no assurance that the Company's funding relationships with commercial banks, investment banks and financial services companies that have previously provided financing for the Company and its subsidiaries will continue past their respective current maturity dates. The majority of the credit facilities to which the Company and its subsidiaries are parties have short-term maturities. If the Company and its subsidiaries are unable to extend the terms of such credit facilities prior to their maturity and the Company or its subsidiaries cannot find alternative funding sources on satisfactory terms, or at all, the Company's financial condition, results of operations and business prospects would be materially adversely affected.

      Each of the Company and its major operating subsidiaries has its own source of debt financing. In certain circumstances, a default by the Company or any of its major operating subsidiaries in respect of indebtedness owed to a third party constitutes a default under the Company's $75 million revolving credit facility. The credit facilities to which the Company's major operating subsidiaries are party do not contain similar cross-default or cross-acceleration provisions. Although the Company intends to continue to segregate the debt obligations of each such subsidiary, there can be no assurance that its existing financing sources will continue to agree to such arrangements or that alternative financing sources that would accept such arrangements would be available. In the event the Company's major operating subsidiaries are compelled to accept cross-guarantees, cross-default or cross-acceleration provisions in connection with their respective credit facilities, financial difficulties experienced by one of the Company's subsidiaries could adversely impact the Company's other subsidiaries.

      Dependence on Warehouse Financing. As is customary in the mortgage banking and consumer lending businesses, the Company's subsidiaries depend upon warehouse credit facilities with financial institutions or institutional lenders to finance the origination and purchase of loans on a short-term basis pending sale or securitization. Implementation of the Company's business strategy requires the continued availability of warehouse credit facilities, and may require increases in the permitted borrowing levels under such facilities. There can be no assurance that such financing will be available on terms satisfactory to the Company. The inability of the Company to arrange additional warehouse credit facilities, to extend or replace existing facilities when they expire or to increase the capacity of such facilities may have a material adverse effect on the Company's financial condition, results of operations and business prospects.

Risks of Securitization

      Significance of Securitization. The Company may, subject to market conditions, continue to securitize residential mortgage loans originated by the Company to borrowers with significant equity in their homes who generally do not satisfy the underwriting standards of the traditional mortgage lending market (such loans referred to herein as "Home Equity Loans"), sub-prime automobile loans and other loans to efficiently finance the volume of assets expected to be generated. Accordingly, adverse changes in the secondary market for such loans could impair the Company's ability to originate, purchase and sell loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's financial condition, results of operations and business prospects. Proceeds from the securitization of originated and acquired loans are required to be used to repay borrowings under warehouse credit facilities, thereby making such facilities available to finance the origination and purchase

                                                          EXHIBIT 99.(a)(1)


of additional loan assets. There can be no assurance that, as the Company's volume of loans originated or purchased increases and other new products available for securitization increases, the Company will be able to securitize its loan production efficiently. An inability to efficiently securitize its loan production could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

      Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, the adverse financial condition of, or developments related to, some of the Company's competitors, conditions in the securities markets in general, and conditions in the asset-backed securitization market. The Company's securitizations typically utilize credit enhancements in the form of financial guaranty insurance policies to achieve enhanced credit ratings. Failure to obtain insurance company credit enhancement could adversely affect the timing of, or ability of the Company to effect, securitizations. In addition, the failure to satisfy rating agency requirements with respect to loan pools would adversely impact the Company's ability to effect securitizations.

      Contingent Risks. Although the Company intends to sell substantially all of the Home Equity Loans, sub-prime automobile loans and other consumer loans that it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period in which loans are held pending sale, the Company is subject to various business risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The Company expects that the terms of its securitizations will require it to establish deposit accounts or build over-collateralization levels through retention of distributions otherwise payable to the holders of subordinated interests in the securitization. The Company also expects to be required to commit to repurchase or replace loans that do not conform to the representations and warranties made by the Company at the time of sale.

      Retained Risks of Securitized Loans. The Company makes various representations with respect to the loans that it securitizes. With respect to acquired loans, the Company's representations rely in part on similar representations made by the originators of such loans when they were purchased by the Company. In the event of a breach of its representations, the Company may be required to repurchase or replace the related loan using its own funds. While the Company may have a claim against the originator in the event of a breach of any of these representations made by the originators, the Company's ability to recover on any such claim will be dependent on the financial condition of the originator. There can be no assurance that the Company will not experience a material loss in respect of any of these contingencies.

      Performance Assumptions. The future net income of certain of the Company's subsidiaries will be highly dependent on realizing securitization gains on the sale of loans. Such gains will be dependent largely upon the estimated present values of the subordinated interests expected to be derived from the transactions and retained by the Company. Management makes a number of assumptions in determining the estimated present values for the subordinated interests. These assumptions include, but are not limited to, prepayment speeds, default rates and subsequent losses on the underlying loans, and the discount rates used to present value the future cash flows. All of the assumptions are subjective. Varying the assumptions can have a material effect on the present value determination in one securitization as compared to any other. Subsequent events will cause the actual occurrences of prepayments, losses and interest rates to be different from the assumptions used for such factors at the time of the recognition of the sale of the loans. The effect of the subsequently occurring events could cause a re-evaluation of the carrying values of the previously estimated values of the subordinated interests and excess spreads and such adjustment could be material.

                                                        EXHIBIT 99.(a)(1)


      Because the subordinated interests to be retained by such subsidiaries represent claims to future cash flow that are subordinated to holders of senior interests, such subsidiaries retain a significant portion of the risk of whether the full value of the underlying loans may be realized. In addition, holders of the senior interests may have the right to receive certain additional payments on account of principal in order to reduce the balance of the senior interests in proportion to the credit enhancement requirements of any particular transaction. Such payments for the benefit of the senior interest holders will delay the payment, if any, of excess cash flow to such subsidiaries as the holder of the subordinated interests.

Impact of Changing Interest Rates

      Because most of the Company's borrowings are at variable rates of interest, the Company will be impacted by fluctuations in interest rates. The Company monitors the interest rate environment and seeks to employ hedging strategies designed to mitigate certain effects of changes in interest rates when the Company deems such strategies appropriate. However, certain effects of changes in interest rates, such as increased prepayments of outstanding loans, cannot be mitigated. Fluctuations in interest rates could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

      Among other things, a decline in interest rates could result in increased prepayments of outstanding loans, particularly on loans in the servicing portfolio of Mortgage Corp. The value of servicing rights is a significant asset of Mortgage Corp.; at June 30, 1998, the value of such servicing rights was recorded at $124 million. Currently, Mortgage Corp. anticipates selling up to $3 billion of its owned residential servicing rights. The Company also anticipates that Mortgage Corp. will, for the foreseeable future, sell periodically, a portion of the servicing rights related to future loan production. See "- Risks Associated with Rapid Growth and Entry into New Businesses." Reference is also made to the additional information contained in the Company's Current Report on Form 8-K filed with the Commission on August 28, 1998, a copy of which is attached hereto as Appendix E. As prepayments of serviced mortgages increase, the value of such servicing rights (as reflected on the Company's balance sheet) declines, with a corresponding reduction in income as a result of the impairment of the value of mortgage servicing rights. Although to date the impact of such effect has largely been mitigated by increased production of mortgages from refinancings during periods of declining interest rates, there can be no assurance that new mortgage production will be sufficient to mitigate such effect in the future. Absent a level of new mortgage production sufficient to mitigate the effect of mortgage loan prepayments, the future revenue and earnings of the Company will be adversely affected. In addition to prepayment risks, during periods of declining interest rates, Mortgage Corp. experiences higher levels of borrowers who elect not to close on loans for which they have applied because they tend to find loans at lower interest rates. If Mortgage Corp. has entered into commitments to sell such a loan on a forward basis and the prospective borrower fails to close, Mortgage Corp. must nevertheless meet its commitment to deliver the contracted for loans at the promised yields. Mortgage Corp. will incur a loss if it is required to deliver loans to an investor at a committed yield higher than current market rates. A substantial and sustained decline in interest rates also may adversely impact the amount of distressed assets available for purchase by the Company. The value of the Company's interest-earning assets and liabilities may be directly affected by the level of and fluctuations in interest rates, including the valuation of any residual interests in securitizations that would be severely impacted by increased loan prepayments resulting from declining interest rates. At June 30, 1998, the Company had residual interests resulting from its previous securitizations aggregating approximately $43 million.

      Conversely, a substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage and other loans

                                                         EXHIBIT 99.(a)(1)


held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise.

Credit Impaired Borrowers

      The Company's sub-prime borrowers generally are unable to obtain credit from traditional financial institutions due to factors such as an impaired or poor credit history, low income or another adverse credit event. The Company is subject to various risks associated with these borrowers, including, but not limited to, the risk that the borrowers will not satisfy their debt service obligations and that the realizable value of the assets securing their loans will not be sufficient to repay the borrowers' debt. While the Company believes that the underwriting criteria and collection methods it employs enable it to identify and control the higher risks inherent in loans made to such borrowers, and that the interest rates charged compensate the Company for the risks inherent in such loans, no assurance can be given that such criteria or methods, or such interest rates, will afford adequate protection against, or compensation for, higher than anticipated delinquencies, foreclosures or losses. The actual rate of delinquencies, foreclosures or losses could be significantly accelerated by an economic downturn or recession. Consequently, the Company's financial condition, results of operations and business prospects could be materially adversely affected. The Company has established an allowance for loan losses through periodic earnings charges and purchase discounts on acquired receivables to cover anticipated loan losses on the loans currently in its portfolio. No assurance can be given, however, that loan losses in excess of the allowance will not occur in the future or that additional provisions will not be required to provide for adequate allowances in the future.

Availability of Portfolio Assets

      The Portfolio Asset acquisition and resolution business is affected by long-term cycles in the general economy. In addition, the volume of domestic Portfolio Assets available for purchase by investors such as the Company has generally declined since 1993 as large pools of distressed assets acquired by governmental agencies in the 1980s and early 1990s have been resolved or sold. The Company cannot predict its future annual acquisition volume of Portfolio Assets. Moreover, future Portfolio Asset purchases will depend on the availability of Portfolios offered for sale, the availability of capital and the Company's ability to submit successful bids to purchase Portfolio Assets. The acquisition of Portfolio Assets has become highly competitive in the United States. This may require the Company to acquire Portfolio Assets at higher prices thereby lowering profit margins on the resolution of such Portfolios. Under certain circumstances, the Company may choose not to bid for Portfolio Assets that it believes cannot be acquired at attractive prices. As a result of all the above factors, Portfolio Asset purchases, and the revenue derived from the resolution of Portfolio Assets, may vary significantly from quarter to quarter. The Company may acquire assets in other countries. See " -- Risks Associated with Foreign Operations."

Availability of Net Operating Loss Carryforwards

      The Company believes that, as a result of the Merger, approximately $596 million of NOLs were available to the Company to offset future taxable income as of December 31, 1995. Since December 31, 1995, the Company estimates that it has generated an additional $12 million in NOLs. Accordingly, as of December 31, 1997, the Company estimates that it had approximately $608 million of NOLs available to offset future taxable income. In accordance with the terms of Financial Accounting Standards Board Statement Number 109 (relating to accounting for income taxes), the Company has established a future utilization equivalent to approximately $87.7 million of the total $608 million of NOLs, which equates to a $30.6 million deferred tax asset on the Company's books and records. However, because the Company's position in respect of its NOLs is based upon factual determinations and upon legal issues with respect to which there is uncertainty and because no ruling has been obtained from the Internal

                                                         EXHIBIT 99.(a)(1)


Revenue Service (the "IRS") regarding the amount or availability of the NOLs to the Company, there can be no assurance that the IRS will not challenge the amount or availability of the Company's NOLs and, if challenged, that the IRS will not be successful in disallowing the entire amount of the Company's NOLs, with the result that the Company's $30.6 million deferred tax asset would be reduced or eliminated.

      Assuming that the $608 million in NOLs is available to the Company, the entire amount of such NOLs may be carried forward to offset future taxable income of the Company until the tax year 2005. Thereafter, the NOLs begin to expire. The ability of the Company to utilize such NOLs will be severely limited if there is a more than 50% ownership change of the Company during a three-year testing period within the meaning of section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). There can be no assurance that future transactions, alone or in combination, will not result in a more than 50% ownership change of the Company and a limitation of the Company's utilization of such NOLs.

      If the Company were unable to utilize its NOLs to offset future taxable income, it would lose significant competitive advantages that it now enjoys. Such advantages include, but are not limited to, the Company's ability to offset non-cash income recognized by the Company in connection with certain securitizations, to generate capital to support its expansion plans on a tax-advantaged basis, to offset its and its consolidated subsidiaries' pre-tax income, and to have access to the cash flow that would otherwise be represented by payments of federal tax liabilities.

Assumptions Underlying Portfolio Asset Performance

      The purchase price and carrying value of Portfolio Assets acquired by Commercial Corp. is determined largely by estimating expected future cash flows from such assets. The Company develops and revises such estimates based on its historical experience and current market conditions, and based on the discount rates that the Company believes are appropriate for the assets comprising the Portfolios. In addition, many obligors on Portfolio Assets have impaired credit, with risks associated with such obligors similar to the risks described in respect of borrowers under "-- Credit Impaired Borrowers." If the amount and timing of actual cash flows is materially different from estimates, the Company's financial condition, results of operations and business prospects could be materially adversely affected.

General Economic Conditions

      Periods of economic slowdown or recession, or declining demand for residential or commercial real estate, automobile loans or other commercial or consumer loans may adversely affect the Company's business. Economic downturns may reduce the number of loan originations by the Company's mortgage banking, consumer and commercial finance businesses and negatively impact its securitization activity and generally reduce the value of the Company's assets. In addition, periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on mortgage loans and other loans and could have a material adverse effect on the Company's financial condition, results of operations and business prospects. Such periods also may be accompanied by declining values of homes, automobiles and other property securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. Significant increases in homes or automobiles for sale during recessionary economic periods may depress the prices at which such collateral may be sold or delay the timing of such sales. There can be no assurance that there will be adequate markets for the sale of foreclosed homes or repossessed automobiles. Any material deterioration of such markets could reduce recoveries from the sale of collateral.

      Such economic conditions could also adversely affect the resolution of Portfolio Assets, lead to a decline in prices or demand for collateral underlying Portfolio Assets, or increase the cost of capital invested by the Company and the length of time that capital is invested in a particular Portfolio. All or

                                                          EXHIBIT 99.(a)(1)


any one of these events could decrease the rate of return and profits to be realized from such Portfolio and materially adversely affect the Company's financial condition, results of operations and business prospects.

Risk of Declining Value of Collateral

      The value of the collateral securing mortgage loans, automobile and other consumer loans and loans acquired for resolution, as well as real estate or other acquired distressed assets, is subject to various risks, including uninsured damage, change in location or decline in value caused by use, age or market conditions. Any material decline in the value of such collateral could adversely affect the financial condition, results of operations and business prospects of the Company.

Government Regulation

      Many aspects of the Company's business are subject to regulation, examination and licensing under various federal, state and local statutes and regulations that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. The Company believes it is currently in compliance in all material respects with applicable regulations, but there can be no assurance that the Company will be able to maintain such compliance. Failure to comply with, or changes in, these laws or regulations, or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business, could have an adverse effect on the Company by, among other things, limiting the interest and fee income the Company may generate on existing and additional loans, limiting the states in which the Company may operate or restricting the Company's ability to realize on the collateral securing its loans.

      The mortgage banking industry in particular is highly regulated. Failure to comply with any of the various state and federal laws affecting the industry, all of which are subject to regular modification, may result in, among other things, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. Furthermore, currently there are proposed various laws, rules and regulations which, if adopted, could materially affect the Company's business. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations will not be adopted in the future that will make compliance more difficult or expensive, restrict the Company's ability to originate, purchase, service or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, purchased, serviced or sold by the Company, or otherwise have a material adverse effect on the Company's financial condition, results of operations and business prospects.

      Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The reduction or elimination of these tax benefits may lessen the demand for residential mortgage loans and Home Equity Loans, and could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

                                                          EXHIBIT 99.(a)(1)


Environmental Liabilities

      The Company, through its subsidiaries and affiliates, acquires real property in its Portfolio Asset acquisition and resolution business, and periodically acquires real property through foreclosure of mortgage loans that are in default. There is a risk that properties acquired by the Company could contain hazardous substances or waste, contaminants or pollutants. The Company may be required to remove such substances from the affected properties at its expense, and the cost of such removal may substantially exceed the value of the affected properties or the loans secured by such properties. Furthermore, the Company may not have adequate remedies against the prior owners or other responsible parties to recover its costs, either as a matter of law or regulation, or as a result of such prior owners' financial inability to pay such costs. The Company may find it difficult or impossible to sell the affected properties either prior to or following any such removal.

Competition

      All of the businesses in which the Company operates are highly competitive. Some of the Company's principal competitors are substantially larger and better capitalized than the Company. Because of their resources, these companies may be better able than the Company to obtain new customers for mortgage or other loan production, to acquire Portfolio Assets, to pursue new business opportunities or to survive periods of industry consolidation. Access to and the cost of capital are critical to the Company's ability to compete. Many of the Company's competitors have superior access to capital sources and can arrange or obtain lower cost of capital, resulting in a competitive disadvantage to the Company with respect to such competitors.

      In addition, certain of the Company's competitors may have higher risk tolerances or different risk assessments, which could allow these competitors to establish lower margin requirements and pricing levels than those established by the Company. In the event a significant number of competitors establish pricing levels below those established by the Company, the Company's ability to compete would be adversely affected.

Risks Associated with Foreign Operations

      The Company has acquired, and manages and resolves, Portfolio Assets located in France and is actively pursuing opportunities to purchase additional pools of distressed assets in France, other areas of Western Europe, Asia and Mexico. Foreign operations are subject to various special risks, including currency translation risks, currency exchange rate fluctuations, exchange controls and different political, social and legal and regulatory environments within such foreign markets. To the extent future financing in foreign currencies is unavailable at reasonable rates, the Company would be further exposed to currency translation risks, currency exchange rate fluctuations and exchange controls. In addition, earnings of foreign operations may be subject to foreign income taxes that reduce cash flow available to meet debt service requirements and other obligations of the Company, which may be payable even if the Company has no earnings on a consolidated basis. Any or all of the foregoing could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

Dependence on Independent Mortgage Brokers

      The Company depends in large part on independent mortgage brokers for the origination and purchase of mortgage loans. A substantial portion of the loans originated by Mortgage Corp., and all of the Home Equity Loans originated by Capital Corp., are currently originated with and through a network of approximately 6500 independent mortgage brokers or otherwise acquired from third parties. In 1997, $2.67 billion of loans were originated through independent brokers and $565.4 million were originated through Mortgage Corp.'s retail system. For the first 6 months of 1998, $3.27 billion of loans were

                                                         EXHIBIT 99.(a)(1)


originated through independent brokers and $585 million were originated through Mortgage Corp.'s retail system. The independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers' business based on a number of factors, including price, service, loan fees and costs. The Company's financial condition, results of operations and business prospects could be adversely affected by changes in the volume and profitability of mortgage loans resulting from, among other things, competition with other lenders and purchasers of such loans.

      Class action lawsuits have been filed against a number of mortgage lenders, including Mortgage Corp., alleging that such lenders have violated the federal Real Estate Settlement Procedures Act of 1974 by making certain payments to independent mortgage brokers. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. Such changes may have a material adverse effect on the Company's results of operations, financial condition and business prospects.

Dependence on Automobile Dealership Relationships

      The ability of the Company to expand into new geographic markets and to maintain or increase its volume of automobile loans is dependent upon maintaining and expanding the network of franchised automobile dealerships from which it purchases contracts. The Company currently purchases contracts from approximately 250 automobile dealerships. Increased competition, including competition from captive finance affiliates of automobile manufacturers, could have a material adverse effect on the Company's ability to maintain or expand its dealership network.

Litigation

      Industry participants in the lending business from time to time are named as defendants in litigation involving alleged violations of federal and state consumer protection or other similar laws and regulations. A judgment against the Company in connection with any such litigation could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

Relationship With and Dependence Upon Cargill

      The Company's relationship with Cargill Financial is significant in a number of respects. Cargill Financial, a subsidiary of Cargill, Incorporated, a privately held, multi-national agricultural company, provides equity and debt financings for many of the Acquisition Partnerships. Cargill Financial owns approximately 2.7% of the Company's outstanding Common Stock, and a Cargill Financial designee, David W. MacLennan, serves as a director of the Company. The Company believes its relationship with Cargill Financial significantly enhances the Company's credibility as a purchaser of Portfolio Assets and facilitates its ability to expand into other businesses and foreign markets. Although management believes that the Company's relationship with Cargill Financial is excellent, there can be no assurance that such relationship will continue in the future. Absent such relationship, the Acquisition Partnerships would be required to find alternative sources for the financing that Cargill Financial has historically provided. There can be no assurance that such alternative financing would be available. Any termination of such relationship could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

                                                           EXHIBIT 99.(a)(1)


Dependence on Key Personnel

      The Company is dependent on the efforts of its senior executive officers, particularly James R. Hawkins (Chairman and Chief Executive Officer), James T. Sartain (President and Chief Operating Officer), Rick R. Hagelstein (Executive Vice President and Director of Subsidiary Operations) and Matt A. Landry, Jr. (Executive Vice President and Chief Administrative Officer). The Company is also dependent on several of the key members of management of each of its operating subsidiaries, many of whom were instrumental in developing and implementing the business strategy for such subsidiaries. As a result of the recent retirement of Richard J. Gillen, Rick R. Hagelstein has assumed the position of Chairman, President and Chief Executive Officer of Mortgage Corp. The inability or unwillingness of one or more of these individuals to continue in his present role could have a material adverse effect on the Company's financial condition, results of operations and business prospects. None of the senior executive officers has entered into an employment agreement with the Company. There can be no assurance that any of the foregoing individuals will continue to serve in his current capacity or for what time period such service might continue. The Company does not maintain key person life insurance for any of its senior executive officers.

      Reference is made to the additional information contained in the Company's Current Report on Form 8-K filed with the Commission on August 24, 1998, a copy of which is attached hereto as Appendix D.

Influence of Certain Shareholders

      The directors and executive officers of the Company collectively beneficially own approximately 30.9% of the Common Stock. Although there are no agreements or arrangements with respect to voting such Common Stock among such persons except as described below, such persons, if acting together, may effectively be able to control any vote of shareholders of the Company and thereby exert considerable influence over the affairs of the Company. James R. Hawkins, the Chairman of the Board and Chief Executive Officer of the Company, is the beneficial owner of approximately 11.5% of the outstanding Common Stock. James T. Sartain, President and Chief Operating Officer of the Company, and ATARA I, Ltd. ("ATARA"), an entity associated with Rick R. Hagelstein, Executive Vice President and Director of Subsidiary Operations of the Company, beneficially own approximately 4.3% and 4.1% of the outstanding Common Stock, respectively. In addition, Cargill Financial owns approximately 2.7% of the Common Stock. Mr. Hawkins, Mr. Sartain, Cargill Financial and ATARA are parties to a shareholder voting agreement (the "Shareholder Voting Agreement"). Under the Shareholder Voting Agreement, Mr. Hawkins, Mr. Sartain and ATARA are required to vote their shares in favor of Cargill Financial's designee for director of the Company, and Cargill Financial is required to vote its shares in favor of one or more of the designees of Messrs. Hawkins and Sartain and ATARA. ATARA, Cargill Financial and Messrs. Hawkins and Sartain are the beneficial owners of an aggregate of 22.6% of the outstanding Common Stock and are able to exert considerable influence over the affairs of the Company. Richard J. Gillen, former Chairman, President and Chief Executive Officer of Mortgage Corp., and Ed Smith are the beneficial owners of 7.8% and 7.2%, respectively, of the Common Stock. As a result, Messrs. Gillen and Smith may be able to exert influence over the affairs of the Company and if their shares are combined with the holdings of Messrs. Hawkins and Sartain and the shares held by ATARA, will have effective control of the Company. There can be no assurance that the interests of management or the other entities and individuals named above will be aligned with the Company's other shareholders.

      As of the date hereof, directors and executive officers of the Company own 63,248 shares of the outstanding Special Preferred Stock and 98,100 shares of the outstanding New Preferred Stock.

                                                        EXHIBIT 99.(a)(1)


Reliance on Systems; Year 2000 Issues

      The Company's computer systems are integral to the operation of its businesses. There can be no assurance that these systems will continue to be adequate to support the Company's growth. A failure of the Company's computer systems, including a failure of data integrity or accuracy, could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

      Although the Company maintains its own computer systems for a significant portion of its operations, the Company is substantially dependent on the services of third-party servicers in its mortgage banking and Portfolio Asset acquisition and resolution businesses. The Company has been informed by such servicers that, although they intend to make the necessary modifications to their computer systems, the computer systems operated by them are not yet year 2000 compliant. In addition, the Company interacts electronically with several government agencies, including FHLMC, FNMA, FHA, FMHA and GNMA, whose computer systems are not yet year 2000 compliant. There can be no assurance that such third parties and government agencies will make the necessary modifications to their respective computer systems to enable proper processing of transactions relating to the year 2000 and beyond. Any failure by such entities to timely correct year 2000 issues could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

Anti-Takeover Considerations

      The Company's Amended and Restated Certificate of Incorporation and by-laws contain a number of provisions relating to corporate governance and the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect to the extent they are utilized to delay, defer or prevent a change of control of the Company by deterring unsolicited tender offers or other unilateral takeover proposals and compelling negotiations with the Company's Board of Directors rather than non-negotiated takeover attempts even if such events may be in the best interests of the Company's shareholders. The Amended and Restated Certificate of Incorporation also contains certain provisions restricting the transfer of its securities that are designed to prevent ownership changes that might limit or eliminate the ability of the Company to use its NOLs.

Period to Period Variances

      The Company recognizes revenue from Portfolio Assets and Acquisition Partnerships based on proceeds realized from the resolution of the Portfolio Assets, which proceeds have historically varied significantly and likely will continue to vary significantly from period to period. Consequently, the Company's period to period revenue and net income have historically varied, and are likely to continue to vary, correspondingly. Such variances, alone or with other factors, such as conditions in the economy or the financial services industries or other developments affecting the Company, may result in significant fluctuations in the reported earnings of the Company and in the trading prices of the Company's securities, particularly the Common Stock.

Tax, Monetary and Fiscal Policy Changes

      The Company originates and acquires financial assets, the value and income potential of which are subject to influence by various state and federal tax, monetary and fiscal policies in effect from time to time. The nature and direction of such policies are entirely outside the control of the Company, and the Company cannot predict the timing or effect of changes in such policies. Changes in such policies could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

                                                           EXHIBIT 99.(a)(1)


                           THE EXCHANGE OFFER

General

      The Company hereby offers, upon the terms and subject to the conditions stated in this Exchange Offer, and the accompanying Letter of Transmittal, to exchange for each share of Special Preferred Stock tendered to the Company one share of New Preferred Stock (the "Tender Offer Consideration"). The Exchange Offer is being made for all of the outstanding shares of Special Preferred Stock.

      As of the date of this Exchange Offer, 849,777 shares of Special Preferred Stock were outstanding.

      Dividends in respect of shares of Special Preferred Stock validly tendered and accepted in exchange will be paid through September 30, 1998. Dividends on the New Preferred Stock will accrue from and after October 1, 1998.

      The Special Preferred Stock constitutes the consideration to be used in the Exchange Offer to the extent that it is redeemed prior to the Expiration Date in return for New Preferred Stock.

Terms of the Exchange Offer

      Although the Company has no present intention to do so, if it should modify the Tender Offer Consideration offered for the Special Preferred Stock in the Exchange Offer, the modified consideration would be paid with regard to all Special Preferred Stock accepted in the Exchange Offer, including shares tendered before the announcement of the modification. If the Company modifies the Tender Offer Consideration, the Exchange Offer will remain open at least 10 business days from the date the Company first publishes, sends or gives notice, by public announcement or otherwise, of such modification to the holders of Special Preferred Stock.

      Although the Company has no current plan or intention to do so, it reserves the right, subject to applicable law, to purchase or make offers for any shares of Special Preferred Stock that remain outstanding subsequent to the Expiration Date. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

      Tendering holders of Special Preferred Stock will not be required to pay brokerage commissions or fees. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer.

Conditions

      The obligation of the Company to consummate the Exchange Offer is subject to certain conditions, including, among others, the requirement that there shall not have occurred any change or development involving a prospective change in or affecting the business or financial affairs of the Company which, in the sole judgment of the Board of Directors, would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to the Company of the Exchange Offer.

      In addition, notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange or, subject to any applicable rules or regulations of the Commission, exchange any Special Preferred Stock tendered for exchange and may postpone the acceptance for exchange of any Special Preferred Stock tendered and to be exchanged by it, and may terminate or amend the Exchange Offer as provided herein if at any time on or after the date of this Exchange Offer

                                                          EXHIBIT 99.(a)(1)


and before acceptance for exchange of any shares of Special Preferred Stock, any of the following conditions have occurred:

            (1) there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer that is, or is reasonably likely to be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

            (2) there shall have occurred any material adverse development, in the sole judgment of the Company, with respect to any action or proceeding concerning the Company;

            (3) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated by any court or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

            (4) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company or which, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or that will, or is reasonably likely to, materially impair the contemplated benefits to the Company of the Exchange Offer, or otherwise result in the consummation of the Exchange Offer not being or not reasonably likely to be in the best interests of the Company;

            (5) the Company shall not have received from any federal, state or local governmental, regulatory or administrative agency or instrumentality, any approval, authorization or consent that, in the sole judgment of the Company, is necessary to effect the Exchange Offer; or

            (6) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (ii) any significant adverse change in the price of the Special Preferred Stock in the United States securities or financial markets, (iii) a material impairment in the trading market for securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of the Company, might affect, the extension of credit by banks or other lending institutions,
      (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States,
      (vii) any imposition of a general suspension of trading or limitation of prices on the New York Stock Exchange or the Nasdaq National Market System or (viii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

      All the foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                                          EXHIBIT 99.(a)(1)



      If any of the conditions set forth in this section shall not be satisfied, the Company may, subject to applicable law, (i) terminate the Exchange Offer and return all Special Preferred Stock tendered pursuant to the Exchange Offer to tendering holders; (ii) extend the Exchange Offer and retain all tendered Special Preferred Stock until the Expiration Date as extended; (iii) amend the terms of the Exchange Offer or modify the consideration to be paid by the Company pursuant to the Exchange Offer; or (iv) waive the unsatisfied conditions with respect to the Exchange Offer and accept all Special Preferred Stock tendered pursuant to the Exchange Offer.

Expiration; Extension; Termination; Amendment

      The Exchange Offer will expire at 12:00 Midnight, New York City time, on Tuesday, September 29, 1998 (the "Expiration Date"). The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period during which the Exchange Offer is open by giving oral or written notice of such extension to the Exchange Agent and making a public announcement thereof. There can be no assurance that the Company will exercise its right to extend the Exchange Offer or that the Exchange Offer otherwise will be extended. During any extension of the Exchange Offer, all Special Preferred Stock previously tendered pursuant thereto and not converted or withdrawn will remain subject to the Exchange Offer and may be accepted for exchange by the Company at the expiration of the Exchange Offer subject to the right of a tendering holder to withdraw his Special Preferred Stock prior to the Expiration Date. See "The Exchange Offer -- Withdrawal of Tenders." Under no circumstances will interest on the Tender Offer Consideration be paid by the Company by reason of any such extension.

      The Company also expressly reserves the right, subject to applicable law, to delay acceptance for the exchange of any Special Preferred Stock or, regardless of whether such shares of Special Preferred Stock were theretofore accepted for exchange, to delay the exchange of any Special Preferred Stock pursuant to the Exchange Offer or to terminate the Exchange Offer and not accept for exchange any Special Preferred Stock, if any of the conditions to the Exchange Offer specified herein fail to be satisfied, by giving oral or written notice of such delay or termination to the Exchange Agent. The reservation by the Company of the right to delay the exchange or acceptance for exchange of Special Preferred Stock is subject to the provisions of Rule 13e-4(f)(5) under the Exchange Act, which requires that the Company pay the consideration offered or return the Special Preferred Stock deposited by or on behalf of holders thereof promptly after the termination or withdrawal of the Exchange Offer.

      Any extension, delay, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make a public announcement of any extension, delay, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Exchange Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

      If the Company increases or decreases the Tender Offer Consideration or decreases the amount of Special Preferred Stock sought in the Exchange Offer, the Exchange Offer will remain open at least 10 business days from the date that the Company first publishes, sends or gives notice, by public announcement or otherwise, of such increase or decrease. The Company has no current intention to increase or decrease the Tender Offer Consideration currently offered or the amount of Special Preferred Stock sought to be purchased.

                                                         EXHIBIT 99.(a)(1)


      If the Company materially changes the terms of the Exchange Offer or the information concerning the Exchange Offer, the Company will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer (other than a change in consideration offered or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given.

Procedures for Tendering

      For a holder validly to tender Special Preferred Stock pursuant to the Exchange Offer, a properly completed and validly executed Letter of Transmittal (or a facsimile thereof), together with any signature guarantees and any other documents required by the instructions to the Letter of Transmittal, must be received by the Exchange Agent prior to the Expiration Date at one of the addresses set forth on the back cover page of this Exchange Offer. In addition, the Exchange Agent must receive either certificates for tendered Special Preferred Stock at any of such addresses or such Special Preferred Stock must be transferred pursuant to the procedures for book-entry transfer described below and a configuration of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date. A holder who desires to tender Special Preferred Stock and who cannot comply with the procedures set forth herein for tender on a timely basis or whose shares of Special Preferred Stock are not immediately available must comply with the procedures for guaranteed delivery set forth below. Letters of Transmittal, certificates representing Special Preferred Stock and confirmations of book-entry transfer should be sent only to the Exchange Agent, and not to the Company.

Delivery of Letters of Transmittal

      If the certificates for Special Preferred Stock are registered in the name of a person other than the signer of the Letter of Transmittal relating thereto, then to tender such Special Preferred Stock pursuant to the Exchange Offer, the certificates evidencing such Special Preferred Stock must be endorsed or accompanied by appropriate stock powers signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as provided below.

      Any beneficial owner whose shares of Special Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Special Preferred Stock should contact such registered holder promptly and instruct such registered holder to tender the Special Preferred Stock on such beneficial owner's behalf. If any beneficial owner wishes to tender Special Preferred Stock himself, that beneficial owner must, prior to completing and executing the Letter of Transmittal and, where applicable, delivering his Special Preferred Stock, either make appropriate arrangements to register ownership of the Special Preferred Stock in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take a considerable amount of time.

      The method of delivery of Special Preferred Stock, Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holder tendering the Special Preferred Stock. If delivery is to be made by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to that date and time.

                                                          EXHIBIT 99.(a)(1)


Book-Entry Transfer

      Promptly after the commencement of the Exchange Offer, the Exchange Agent will seek to establish a new account or utilize an existing account with respect to the Special Preferred Stock at The Depository Trust Company (the "Book-Entry Transfer Facility"). Any financial institution that is a participant in the Book-Entry Transfer Facility system and whose name appears on a security position listing as the owner of Special Preferred Stock may make book-entry delivery of such Special Preferred Stock by causing the Book-Entry Transfer Facility to transfer such Special Preferred Stock into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Special Preferred Stock may be effected through book-entry transfer at a Book-Entry Transfer Facility, the applicable Letter of Transmittal (or a facsimile thereof), properly completed and validly executed, with any required signature guarantees and any other required documents, must, in any case, be received by the Exchange Agent at its address set forth on the back cover page of this Exchange Offer on or prior to the Expiration Date, or the tendering holder must comply with the guaranteed delivery procedures described below. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

Signature Guarantees

      Signatures on the Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States or by any other company having an office or correspondent in the United States or by any other "eligible guarantor institution" as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being an "Eligible Institution") unless (a) the Letter of Transmittal is signed by the registered holder of the Special Preferred Stock tendered therewith (or by a participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of such Special Preferred Stock) and neither the "Special Issuing and Delivery Instructions" box nor the "Special Delivery Instructions" box of the Letter of Transmittal is completed, or (b) such shares of Special Preferred Stock are tendered for the account of an Eligible Institution.

Guaranteed Delivery

      If a holder desires to tender Special Preferred Stock pursuant to the Exchange Offer and (i) certificates representing such Special Preferred Stock are not immediately available, (ii) time will not permit such holder's Letter of Transmittal, certificates evidencing such Special Preferred Stock or other required documents to reach the Exchange Agent prior to the Expiration Date or
(iii) such holder cannot complete the procedures for book-entry transfer prior to the Expiration Date, a tender may be effected if all the following are complied with:

            (a)   such tender is made by or through an Eligible Institution;

            (b) on or prior to the Expiration Date, the Exchange Agent has received from such Eligible Institution, at the address of the Exchange Agent set forth on the back cover page of this Exchange Offer, a properly completed and validly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) in substantially the form accompanying this Exchange Offer, setting forth the name and address of the registered holder and the principal amount of Special Preferred Stock being tendered and stating that the tender is being made thereby and guaranteeing that, within three Nasdaq National Market System trading days after the date of the Notice of Guaranteed Delivery, the Letter of Transmittal validly executed (or a facsimile thereof), together with certificates evidencing the Special Preferred

                                                        EXHIBIT 99.(a)(1)


      Stock (or confirmation of book-entry transfer of such Special Preferred Stock into the Exchange Agent's account with a transfer of such Special Preferred Stock into the Exchange Agent's account with a Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal and the instructions thereto, will be deposited by such Eligible Institution with the Exchange Agent; and

            (c) such Letter of Transmittal (or a facsimile thereof), properly completed and validly executed, together with certificates evidencing all physically delivered Special Preferred Stock in proper form for transfer (or confirmation of book-entry transfer of such Special Preferred Stock into the Exchange Agent's account with a Book-Entry Transfer Facility) and any other required documents are received by the Exchange Agent within three Nasdaq National Market System trading days after the date of such Notice of Guaranteed Delivery.

Lost or Missing Certificates

      If a holder desires to tender Special Preferred Stock pursuant to the Exchange Offer but the certificates evidencing such Special Preferred Stock have been mutilated, lost, stolen or destroyed, such holder should write to or telephone the Exchange Agent at the address or telephone number listed on the back cover of this Exchange Offer about procedures for obtaining replacement certificates for such Special Preferred Stock or arranging for indemnification or any other matter that requires handling by the Exchange Agent.

Other Matters

      Notwithstanding any other provision of the Exchange Offer, delivery of the Tender Offer Consideration for Special Preferred Stock tendered and accepted pursuant to the Exchange Offer will occur only after timely receipt by the Exchange Agent of such Special Preferred Stock (or confirmation of book-entry transfer of such Special Preferred Stock into the Exchange Agent's account with a Book-Entry Transfer Facility), together with properly completed and validly executed Letters of Transmittal (or a facsimile thereof) and any other required documents.

      Tenders of Special Preferred Stock pursuant to any of the procedures described above and acceptance thereof by the Company will constitute a binding agreement between the Company and the tendering holder upon the terms and subject to the conditions of the Exchange Offer.

      All questions as to the form of all documents, the validity (including time of receipt) and acceptance of tenders of the Special Preferred Stock will be determined by the Company, in its sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of Special Preferred Stock will not be considered valid. The Company reserves the absolute right to reject any or all tenders of Special Preferred Stock that are not in proper form or the acceptance of which, in the Company's opinion, would be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Special Preferred Stock. If the Company waives its right to reject a defective tender of Special Preferred Stock, the holder will be entitled to the Tender Offer Consideration. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Special Preferred Stock must be cured within such time as the Company determines, unless waived by the Company. Tenders of Special Preferred Stock shall not be deemed to have been made until all defects and irregularities have been waived by the Company or cured. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notice of any defects or irregularities in tenders of Special Preferred Stock, or will incur any liability to holders for failure to give any such notice.

                                                        EXHIBIT 99.(a)(1)


Withdrawal of Tenders

      Tenders of Special Preferred Stock may be withdrawn at any time until the Expiration Date. Thereafter, such tenders are irrevocable. Holders who wish to exercise their right of withdrawal with respect to a tender of Special Preferred Stock pursuant to the Exchange Offer must give written notice of withdrawal, delivered by mail or hand delivery or facsimile transmission, to the Exchange Agent at one of its addresses set forth on the back cover page of this Exchange Offer prior to the Expiration Date or at such other time as otherwise provided for herein. In order to be effective, a notice of withdrawal must specify the name of the person who deposited the Special Preferred Stock to be withdrawn (the "Depositor"), the name in which the shares of Special Preferred Stock are registered, if different from that of the Depositor, and the number of shares of the Special Preferred Stock to be withdrawn. If tendered shares of Special Preferred Stock to be withdrawn have been delivered or identified through confirmation of book-entry transfer to the Exchange Agent, the notice of withdrawal also must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with withdrawn Special Preferred Stock. The notice of withdrawal must be signed by the registered holder of such Special Preferred Stock in the same manner as the applicable Letter of Transmittal (including any required signature guarantees), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such Special Preferred Stock. Withdrawals of tenders of Special Preferred Stock may not be rescinded, and any Special Preferred Stock withdrawn will be deemed not validly tendered thereafter for purposes of the Exchange Offer. However, properly withdrawn Special Preferred Stock may be tendered again at any time prior to the Expiration Date by following the procedures for tendering not previously tendered Special Preferred Stock described elsewhere herein.

      All questions as to the form and validity (including time of receipt) of any withdrawal of tendered Special Preferred Stock will be determined by the Company, in its sole discretion, which determination shall be final and binding. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defect or irregularity in any withdrawal of tendered Special Preferred Stock or will incur any liability for failure to give any such notification.

      If the Company is delayed in its acceptance for exchange and payment for any Special Preferred Stock or is unable to accept for exchange or exchange any Special Preferred Stock pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered Special Preferred Stock may be retained by the Exchange Agent on behalf of the Company and may not be withdrawn (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that the issuer making the tender offer pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of a tender offer), except as otherwise permitted hereby.

Acceptance of Special Preferred Stock; Delivery of Tender Offer Consideration

      The acceptance of shares of the Special Preferred Stock validly tendered and not withdrawn will be made as promptly as practicable after the Expiration Date. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange validly tendered Special Preferred Stock if, as and when the Company gives oral or written notice thereof to the Exchange Agent. Such notice of acceptance shall constitute a binding contract between the Company and the tendering holder pursuant to which the Company will be obligated to pay the Tender Offer Consideration for the tendered Special Preferred Stock, and upon such notice of acceptance the tendered Special Preferred Stock will be canceled and will cease to be treated as outstanding securities of the Company. Subject to the terms and conditions of the Exchange Offer, delivery of New Preferred Stock in respect of Special Preferred Stock accepted and exchanged pursuant to the Exchange Offer will be made by the Exchange Agent as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for the tendering holders of Special Preferred Stock for the purposes of receiving New Preferred Stock from the Company and

                                                        EXHIBIT 99.(a)(1)


transmitting the New Preferred Stock to the tendering holders. Tendered Special Preferred Stock not accepted for exchange by the Company, if any, will be returned without expense to the tendering holder of such Special Preferred Stock (or, in the case of Special Preferred Stock tendered by book-entry transfer into the Exchange Agent's account at a Book-Entry Transfer Facility, such Special Preferred Stock will be credited to an account maintained at a Book-Entry Transfer Facility) as promptly as practicable following the Expiration Date.

Fees and Expenses

      The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile transmission, telephone or in person by officers and regular employees of the Company and their affiliates. The Company will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the Exchange Offer material to the beneficial owners of the Special Preferred Stock, and in handling and forwarding tenders to the Exchange Agent.

      The Company has not retained any dealer manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting tenders for the Exchange Offer.

      The Company estimates that expenses of making the Exchange Offer, including the fees and expenses of the Exchange Agent (approximately $2,500), printing and mailing costs (approximately $5,000), filing fees (approximately $3,600), legal fees (approximately $25,000), and accounting fees (approximately $10,000), will total approximately $46,100. Such expenses will be paid from the Company's general working capital.

Exchange Agent

      American Stock Transfer & Trust Company has been appointed Exchange Agent for the Exchange Offer. All deliveries and correspondence sent to the Exchange Agent should be directed to one of its addresses set forth on the back cover page of this Exchange Offer. Requests for assistance or additional copies of this Exchange Offer and the Letter of Transmittal should be directed to the Company at its address and phone number as set forth on the back cover page of this Exchange Offer. The Company has agreed to pay the Exchange Agent customary fees for its services and to reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company also has agreed to indemnify the Exchange Agent for certain liabilities, including liabilities under the federal securities laws.

Appraisal Rights

      No appraisal or similar statutory rights are available to beneficial owners of Special Preferred Stock in connection with the Exchange Offer.

      Although holders of Special Preferred Stock have the right not to exchange their shares of Special Preferred Stock in the Exchange Offer, no additional rights exist in connection with this transaction.

Miscellaneous

      The Company has not retained any dealer manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting tenders of Special Preferred Stock. However, directors, officers and regular employees of the Company (who will

                                                        EXHIBIT 99.(a)(1)


not be separately compensated for such services) may solicit tenders by use of the mails, personally or by telephone, facsimile or similar means of electronic transmission. The Company also will pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this Exchange Offer and related documents to the beneficial owners of the Special Preferred Stocks and in handling or forwarding tenders of Special Preferred Stocks by their customers.

                          FINANCIAL INFORMATION

FirstCity Selected Historical Financial Data

      Reference is made to the information contained in Item 6 of the Company 10-K and Item II of the Company 10-Q, copies of which are attached hereto as Appendix A and Appendix B, respectively.

HOFS02...:\92\54892\0013\1848\SCH8248K.26B

                                                       EXHIBIT 99.(a)(1)



Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and
  Preferred Stock Dividends

      The following table sets forth the Company's and its consolidated subsidiaries' ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends, and the figures used to calculate such ratios, for the periods indicated.

                                Six Months ended                         Year Ended December 31,
                                    June 30,
                             -----------------------  --------------------------------------------------------------
                               1998         1997         1997          1996       1995        1994          1993
                             ----------   ----------  ------------  -----------  --------   ----------   -----------
                                                             (Dollars in thousands)
Earnings available to cover
         fixed charges:
Net earnings before
         minority interest,
         preferred
         dividends and
         income taxes.......   $12,038      $14,238       $20,300      $25,380   $16,444       $8,216       $10,189
Undistributed earnings of
         less than fifty
         percent owned
         subsidiaries.......   (1,374)            -             -            -         -            -             -
Interest charges............    30,720       10,071        37,528       19,499     8,629        5,213         3,030
Interest charges on
subordinated debt...........         -            -             -        3,892     4,721            -             -
Proportionate share of
         interest charges
         of fifty percent
         owned subsidiaries.     1,896        3,308         5,330       11,033    13,517       11,272         4,789
                             ----------   ----------  ------------  -----------  --------   ----------   -----------
         Earnings available
                  to cover
                  fixed
                  charges...   $43,280      $27,617       $63,158      $59,084   $43,311      $24,701       $18,008
                             ==========   ==========  ============  ===========  ========   ==========   ===========

Fixed charges:
Interest charges............    30,720       10,071        37,528       19,499     8,629        5,213         3,030
Interest charges on
subordinated debt...........         -            -             -        3,892     4,721            -             -
Proportionate share of
         interest charges
         of fifty percent
         owned subsidiaries.     1,896        3,308         5,330       11,033    13,517       11,272         4,789
                             ----------   ----------  ------------  -----------  --------   ----------   -----------
         Total fixed charges   $32,616      $13,379       $42,858      $34,424   $26,867      $16,485        $7,819
                             ==========   ==========  ============  ===========  ========   ==========   ===========

Ratio of earnings to fixed
charges.....................     1.33x        2.06x         1.47x        1.74x     1.61x        1.50x         2.30x

Preferred dividends.........     3,030        3,174         6,203        7,709     3,876            ?             ?
                             ----------   ----------  ------------  -----------  --------   ----------   -----------
Fixed charges combined with
         preferred dividends   $35,646      $16,553       $49,061      $42,133   $30,743      $16,485        $7,819
                             ==========   ==========  ============  ===========  ========   ==========   ===========

Ratio of earnings to fixed
         charges combined
         with preferred
         dividends..........     1.21x        1.67x         1.29x        1.42x     1.41x        1.50x         2.30x


      For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, "earnings" consists of income from continuing operations before federal income taxes and fixed charges, less undistributed income of less than fifty-percent-owned entities. "Fixed charges" consists of interest expense.

                                                         EXHIBIT 99.(a)(1)


Book Value

      The book value per share of the Company's Common Stock as of June 30, 1998 was $20.82 and as of December 31, 1997 was $17.28.

                                CAPITALIZATION

      The following table sets forth the total capitalization of the Company (i) as of June 30, 1998, (ii) pro forma to reflect the conversion of 500,000 shares of Special Preferred Stock into New Preferred Stock and (iii) pro forma to reflect the conversion of all the outstanding shares of Special Preferred Stock (849,777 as of June 30, 1998) into New Preferred Stock. The pro forma information should be read in conjunction with the historical financial statements of FirstCity and the related notes thereto. The pro forma information is not necessarily indicative of the results of operations or financial position that would have resulted had the proposed conversion of special preferred stock been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.

                                                            As of June 30, 1998
                                                (Amounts in thousands except per share data)
                                                --------------------------------------------

                                                                  Pro forma
                                                                     with       Pro forma
                                                                   500,000       with all
                                                                    shares        shares
                                                    Actual        converting    converting
                                                    ------        ----------    ----------
      Liabilities:
          Notes payable                         $   1,227,966   $   1,227,966   $   1,227,966
                                                -------------   -------------   -------------
      Special preferred stock, including
          dividends of $669, $275 and $0,
          respectively (nominal stated value
          of $21 per share; 2,500,000 shares
          authorized; issued and
          outstanding: 849,777 and 349,777
          and 0, respectively)                         18,515           7,621               _

      Adjusting rate preferred stock,
          including dividends of $846,
          $1,240 and $1,515, respectively
          (par value $.01 per share; 2,000,000
          shares authorized; 1,073,704,
          1,573,704 and 1,923,481 shares issued
          and outstanding, respectively)               23,393          34,287          41,908

      Shareholders' equity:
          Paid in capital                                  83              83              83
          Retained earnings                            78,091          78,091          78,091
          Common stock (par value $.01 per
              share; 100,000,000 shares
              authorized; issued and
              outstanding: 8,260,582)                  93,827          93,827          93,827
                                              --------------- --------------- ---------------

          Total shareholders' equity:                 172,001         172,001         172,001
                                              --------------- --------------- ---------------

          Total capitalization:               $     1,441,875 $     1,441,875 $     1,441,875
                                              =============== =============== ===============


                                                       EXHIBIT 99.(a)(1)


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      See Item 7 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company 10-K, which is attached hereto as Appendix A, and Item 2 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company 10-Q, a copy of which is attached hereto as Appendix B.

                              MARKET INFORMATION

      Both the Special Preferred Stock and the New Preferred Stock are listed and traded on the Nasdaq National Market System. The following tables set forth for the calendar periods indicated the high and low per share sale prices of Special Preferred Stock and the New Preferred Stock as reported thereon.

                            SPECIAL PREFERRED STOCK
                                                                      DIVIDENDS
QUARTER ENDED                        HIGH             LOW               PAID
-------------                        ----             ---               ----
1996
      September 30.............  $   26.50      $    25.31       $       --
      December 31..............      26.50           22.00            3.92 (1)
1997
      March 31.................      23.88           22.88              .7875
      June 30..................      24.38           22.88              .7875
      September 30 ............      24.00           21.88              .7875
      December 31..............      23.00           21.88              .7875
1998
      March 31.................      22.88           21.88              .7875
      June 30 .................      22.38           21.13              .7875

--------------------
(1)   Accrued dividend from July 3, 1995 through September 30, 1996.



                              NEW PREFERRED STOCK
                                                                      DIVIDENDS
QUARTER ENDED                           HIGH               LOW          PAID
-------------                           ----               ---          ----
1997
      September 30 (2).........  $       23.50  $         22.00  $       --
      December 31 .............          23.00            21.00         .7875
1998
      March 31.................          23.25            21.75         .7875
      June 30..................          23.88            21.50         .7875

                                                        EXHIBIT 99.(a)(1)


--------------------
(2) Beginning August 13, 1997.


      On August 27, 1998, the last full day of trading prior to the public announcement of the Exchange Offer, the closing per share sale price of Special Preferred Stock as reported on Nasdaq was $20.94 per share, and the closing per share sale price of the New Preferred Stock was $21.50 per share.

                    DESCRIPTION OF THE OUTSTANDING CAPITAL
                             STOCK OF THE COMPANY

FirstCity Common Stock

      The holders of shares of FirstCity Common Stock are entitled to one vote for each share on all matters submitted to a vote of common stockholders. Except as otherwise provided by law or by the Certificate of Incorporation (including all limited rights of holders of FirstCity Special Preferred Stock to vote on certain matters under certain circumstances as described below under the caption "FirstCity Special Preferred Stock") or by the By-Laws of FirstCity, the holders of shares of FirstCity Common Stock exclusively possess the voting power for the election of directors of FirstCity and for all other purposes. Except as otherwise provided by law, the Certificate of Incorporation or the Bylaws of FirstCity, the vote of the holders of at least a majority of the outstanding shares of FirstCity Common Stock who are present, in person or by proxy, at a meeting at which a quorum is present is required to take action. There is no provision in the Certificate of Incorporation for cumulative voting with respect to the election of directors of FirstCity. Directors of FirstCity are elected by a plurality of the votes of the shares entitled to vote in the election of directors. Each share of FirstCity Common Stock is entitled to participate equally in dividends, when, as and if declared by the board of directors of FirstCity, and in the distribution of net assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of FirstCity, subject in all cases to any prior rights of outstanding shares of preferred stock of FirstCity. The shares of FirstCity Common Stock have no preemptive or conversion rights, redemption rights or sinking fund provisions and are not subject to calls, assessments or rights of redemption by FirstCity.

      As set forth in the Certificate of Incorporation, subject to certain limited exceptions (including the prior approval of the board of directors of FirstCity), during the period (the "Restricted Transfer Period") beginning on the Effective Date and ending on the earlier of (1) the expiration of 15 years after the Effective Date and (2) the first day of the taxable year of FirstCity to which no Tax Benefits (as such term is defined below) may be carried forward by the Registrant, the shares of FirstCity Common Stock may not be sold or otherwise transferred to any transferee (including a group acting in concert) who directly or indirectly owns 4.75% or more of the outstanding shares of the FirstCity Common Stock or any other class of securities of FirstCity similarly restricted or, after giving effect to the sale or transfer, would directly or indirectly own more than 4.75% of the outstanding shares of the FirstCity Common Stock or any other class of securities of FirstCity similarly restricted. Similarly, during the Restricted Transfer Period, any transfer of shares of FirstCity Common Stock by a transferor who directly or indirectly owns 5% or more of the outstanding shares of the FirstCity Common Stock or any other class of securities of FirstCity similarly restricted is prohibited. "Tax Benefits" is defined under the Plan as net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax carryovers, foreign tax credit carryovers and any net unrealized built-in losses.

Special Preferred Stock

      Prior to the third anniversary of the Effective Date (such third anniversary, the "Determination Date"), the holders of shares of FirstCity Special Preferred Stock are entitled to receive, when, as and if declared by FirstCity's board of directors, out of funds legally available for the payment of dividends, cumulative quarterly cash dividends at the annual rate of $3.15 per share on each Dividend Payment Date (as such term is defined in the Plan); provided, however, that if FirstCity is required to disburse any funds to the Federal Deposit Insurance

                                                       EXHIBIT 99.(a)(1)


Corporation ("FDIC") pursuant to the FDIC Note (as such term is defined below), no such dividends may be declared by the board of directors until the Determination Date; provided, further, however, that if at any time, in the judgment of the board of directors, there would be after the payment of a dividend on the FirstCity Special Preferred Stock insufficient Determination Value (as such term is defined below) estimated to be available on the Determination Date attributable to the Trust to satisfy the then outstanding or estimated claims to be payable from the Trust (other than in respect of the Special Preferred Stock), the board of directors must suspend the declaration of any further dividends on the Special Preferred Stock until there is sufficient cash available to pay such outstanding or estimated claims. Subject to the legal availability of funds and the provisos in the foregoing sentence, dividends in respect of the Special Preferred Stock are payable in arrears in equal quarterly payments commencing on the earliest of the last day of March, June, September, and December ("Dividend Payment Date") following the Effective Date. Such dividends will be paid to the holders of record at the close of business on the date specified by the board of directors of FirstCity at the time such dividend is declared; provided, however, that such date may not be more than sixty (60) days nor less than ten (10) days prior to the respective Dividend Payment Date. Each of such quarterly dividends shall be fully cumulative and accrue (whether or not declared), without interest, from the first day of the quarter in which such dividend may be payable as herein provided, except that with respect to the first Dividend Payment Date, dividends accrue from the Effective Date.

      The holders of shares of Special Preferred Stock are entitled to receive the nominal stated value of the Special Preferred Stock plus accrued and unpaid dividends upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of FirstCity; provided, however, that the holders of shares of Special Preferred Stock shall not receive, upon any such liquidation, dissolution or winding up, an amount per share of Special Preferred Stock in excess of (1) the aggregate amounts, if any, distributed to and received by or distributable to FirstCity for the payment of dividends or other amounts on the Special Preferred Stock pursuant to Section 7.2 of the Trust Agreement, divided by (2) the aggregate number of shares of Special Preferred Stock.

      Neither FirstCity nor the holders of shares of Special Preferred Stock have the unilateral option to redeem such shares by the express terms thereof (but FirstCity must redeem each outstanding share of Special Preferred Stock as set forth in the immediately succeeding sentence). The Company must redeem each outstanding share of Special Preferred Stock for the Determination Value (as such term is defined in the Plan) on the Determination Date, and the Special Preferred Stock is not exchangeable by the express terms thereof at the option of either the holder or First City prior to such date into any other capital stock authorized by FirstCity that is senior to FirstCity Common Stock as to payment of dividends, liquidation preferences, voting rights, or terms of redemption.

      The holders of shares of Special Preferred Stock have no voting rights except as described below or as otherwise provided by law. If dividends on the Special Preferred Stock declared by FirstCity's board of directors are in arrears and unpaid in an amount equal to six consecutive full quarterly dividend periods, the number of directors constituting such board of directors will be increased by two and the holders of shares of the Special Preferred Stock will have the exclusive right, voting separately as a class, to elect the directors of FirstCity to fill such newly-created directorships. Such voting right will continue until such time as all accrued and unpaid dividends accumulated on the Special Preferred Stock have been paid in full or declared and set apart for payment, at which time such voting right will terminate, subject to revesting in the event of any subsequent failure of FirstCity of the character described above. The term of office of all directors so elected will terminate immediately upon the termination of such voting rights. In addition, if the holder of the Class A Certificate representing the Class A interest in the Trust, in its capacity as such, proposes to remove the Liquidating Trustee, the holders of shares of the Special Preferred Stock will have the exclusive right, voting separately as a class, to approve or disapprove such removal and to select a replacement Liquidating Trustee following such removal (and no such removal or appointment of a replacement Liquidating Trustee may occur without such approval). The affirmative vote (or written consent) of the holders of at least two-thirds of the then outstanding shares of Special Preferred Stock will constitute the act of the holders of the Special Preferred Stock with respect to any such proposed removal or appointment of a replacement Liquidating Trustee. In exercising the voting rights described in this paragraph, each share of Special Preferred Stock will have one vote per share.

                                                        EXHIBIT 99.(a)(1)



New Preferred Stock

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Registrant, holders of the New Preferred Stock are entitled to receive $21.00 per share plus any accrued and unpaid dividends before any distribution is made on the Common Stock, or on any other shares of capital stock ranking junior to the New Preferred Stock. After provision for the preferential amounts to which the New Preferred Stock and other series of preferred stock of the Registrant are entitled, the holder of any shares of capital stock ranking junior to the New Preferred Stock are entitled to receive the remaining assets according to their respective rights. The dividend and liquidation rights of the New Preferred Stock are senior to those of the other series of preferred stock of the Registrant except the Special Preferred Stock. If the assets of the Registrant are not sufficient to pay in full the liquidation preference payable to the holders of New Preferred Stock and other series of preferred stock of the Registrant, each will share ratably in such distribution of assets. A consolidation or merger of the Registrant with another entity will not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the Registrant.

      Dividends on the New Preferred Stock initially accrue quarterly at an annual rate of $3.15 per share reducing to an annual rate of $2.10 per share on October 1, 1998, and are cumulative. Dividends are payable by the Registrant, when, as and if declared by its Board of Directors, out of funds legally available therefor in equal quarterly payments on the last business day of March, June, September and December (each of such dates being a "dividend payment date") in each year with respect to the quarter ending on the last day of the month in which payment is made, commencing on the last business day of the first full quarter following the date of first issuance of the New Preferred Stock (the "Issuance Date"). Such payment of dividends will be in preference to dividends on any shares of capital stock ranking junior to the New Preferred Stock.

      The shares of New Preferred Stock have no preemptive or conversion rights, nor any sinking fund provisions. The New Preferred Stock is not subject to any calls or assessments of the Registrant until September 30, 2003.

      There are no restrictions on the repurchase or redemption of shares of New Preferred Stock by the Registrant as a result of any arrearage in the payment of dividends.

      The holders of the New Preferred Stock have no voting rights except as otherwise provided by law and as set forth in the Registrant's Certificate of Incorporation, except that the holders of New Preferred Stock, voting as a single class shall have the right to elect two directors if (a) dividends shall be in arrears in an aggregate amount equal to six quarterly dividends on all shares of preferred stock and (b) in certain other circumstances in which their existing rights as holders of preferred stock are affected. In any such vote, holders of the New Preferred Stock will be entitled to one vote for each such share.

      There is no provision in the Certificate of Incorporation for cumulative voting with respect to the election of directors of the Registrant.

      The New Preferred Stock may not be redeemed optionally by the Registrant prior to September 30, 2003. Thereafter, the New Preferred Stock may be redeemed, in whole or in part, at the option of the Registrant, at $21.00 per share, together with accrued and unpaid dividends. The Registrant will be required to redeem all outstanding shares of New Preferred Stock at $21.00 per share, together with accrued and unpaid dividends, on or before September 30, 2005. In the event that fewer than all the outstanding shares of New Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the Board of Directors and the shares to be redeemed will be determined by lot or pro rata as may be determined by the Board of Directors. Notice of redemption will be given by first class mail, postage prepaid, at least 30 days but no more than 60 days before the redemption date to each holder of record of the shares of New Preferred Stock to be redeemed, at the address of such holder shown on the books of the Registrant. On and after the redemption date, dividends will cease to accrue on shares of New Preferred Stock called for redemption and all rights of holders of such shares will

                                                        EXHIBIT 99.(a)(1)


terminate, except the right to receive the redemption price (unless the Registrant defaults in the payment of the redemption price).

                            BUSINESS OF THE COMPANY

      See the information contained in Item 1--"Business", Item 2--"Properties" and Item 3--"Legal Proceedings" in the Company 10-K, which is attached hereto as Appendix A, and in the Company 10-Q, a copy of which is attached hereto as Appendix B, and in the Company's Current Report on Form 8-K filed with the Commission on August 28, 1998, a copy of which is attached hereto as Appendix E.

                            MANAGEMENT OF FIRSTCITY

      For information with respect to the directors and executive officers of the Company, see Item 10--"Directors and Executive Officers of FirstCity," Item 11--"Executive Compensation" and Item 13--"Certain Relationships and Related Transactions" in the Company 10-K, a copy of which is attached hereto as Appendix A, and the information contained in the Company's Current Report on Form 8-K filed with the Commission on August 28, 1998, a copy of which is attached hereto as Appendix E.

                      PRINCIPAL STOCKHOLDERS OF FIRSTCITY

      For information with respect to principal stockholders of FirstCity see
Item 12--"Security Ownership of Certain Beneficial Owners and Management" in the Company 10-K, a copy of which is attached hereto as Appendix A.

                                                                    APPENDIX A
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 10-K

(MARK ONE)

     [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

                      THE SECURITIES EXCHANGE ACT OF 1934



                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 OR



     [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

                      THE SECURITIES EXCHANGE ACT OF 1934



             FOR THE TRANSITION PERIOD FROM           TO



                         COMMISSION FILE NUMBER 1-7614

                        FIRSTCITY FINANCIAL CORPORATION

             (Exact Name of Registrant as Specified in Its Charter)





                   DELAWARE                                      76-0243729

       (State or Other Jurisdiction of                        (I.R.S. Employer

        Incorporation or Organization)                      Identification No.)



        6400 IMPERIAL DRIVE, WACO, TX                              76712

   (Address of Principal Executive Offices)                      (Zip Code)




                                 (254) 751-1750

              (Registrant's Telephone Number, Including Area Code)



          Securities registered pursuant to Section 12(b) of the Act:

                                      None



          Securities registered pursuant to Section 12(g) of the Act:



                              TITLE OF EACH CLASS

                                ----------------



                          Common Stock, par value $.01

                    Special Preferred Stock, par value $.01

                 Adjusting Rate Preferred Stock, par value $.01



     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of

1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [X]  No [ ]



     Indicate by check mark if disclosure of delinquent filers pursuant to Item

405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this

Form 10-K.  [ ]



     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities

Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes [X]  No [ ]



     The number of shares of common stock outstanding at March 24, 1998 was

6,570,081. As of such date, the aggregate market value of the voting and non-voting common equity held by non-affiliates, based upon the closing price of the common stock on the NASDAQ National Market System, was approximately

$91,674,437.



                      DOCUMENTS INCORPORATED BY REFERENCE





                          PART OF                             FORM 10-K

                          -------                             ---------


Notice of Annual Meeting and Proxy Statement for the 1998

  Annual Meeting of Shareholders............................     III




================================================================================

                        FIRSTCITY FINANCIAL CORPORATION



                               TABLE OF CONTENTS





                                                                         PAGE

                                                                         ----


PART I

Item 1.    Business....................................................    2

Item 2.    Properties..................................................   32

Item 3.    Legal Proceedings...........................................   32

Item 4.    Submission of Matters to a Vote of Security Holders.........   33

PART II

Item 5.    Market for Registrant's Common Equity and Related

             Stockholder Matters.......................................   33

Item 6.    Selected Financial Data.....................................   33

Item 7.    Management's Discussion and Analysis of Financial Condition

             and Results of Operations.................................   34

Item 8.    Financial Statements and Supplementary Data.................   66

Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure..................................  101

PART III

Item 10.   Directors and Executive Officers of the Registrant..........  101

Item 11.   Executive Compensation......................................  101

Item 12.   Security Ownership of Certain Beneficial Owners and

             Management................................................  101

Item 13.   Certain Relationships and Related Transactions..............  101

Item 14.   Exhibits, Financial Statement Schedules and Reports on Form

             8-K.......................................................  102


FORWARD LOOKING INFORMATION



     This Annual Report on Form 10-K may contain forward-looking statements. The factors identified under "Risk Factors" are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by,

or on behalf of, the Company.



     When any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The words "believe," "expect," "estimate," "project," "anticipate" and similar expressions identify forward-looking statements.



                                     PART I



ITEM 1. BUSINESS.



GENERAL



     The Company is a diversified financial services company headquartered in

Waco, Texas with over 90 offices throughout the United States and a presence in

France and Mexico. The Company began operating in 1986 as a specialty financial services company focused on acquiring and resolving distressed loans and other assets purchased at a discount relative to the aggregate unpaid principal balance of the loans or the appraised value of the other assets ("Face Value").

To date the Company has acquired, for its own account and through various affiliated partnerships, pools of assets of single assets (collectively referred to as "Portfolio Assets" or "Portfolios") with a Face Value of approximately

$3.0 billion. In 1996, the Company adopted a growth strategy to diversify and expand its financial services business. To implement its growth strategy, the

Company has acquired or established several businesses in the financial services industry, building upon its core strength and expertise as one of the earliest participants in the business of acquiring and resolving distressed financial assets and other assets. The Company's servicing expertise, which it has developed largely through the resolution of distressed assets, is a cornerstone of its growth strategy. Today the Company is engaged in three principal businesses: (i) residential and commercial mortgage banking; (ii) Portfolio

Asset acquisition and resolution; and (iii) consumer lending.

     The following chart depicts the business conducted by the Company and the principal entities through which such businesses are conducted.



                             [Organizational Chart]



     The Company is consolidating all of its servicing capabilities into a single subsidiary, FirstCity Servicing Corporation ("Servicing Corp."). This

process is designed to combine all servicing activities under a single management group in an effort to achieve further operating efficiencies, enhance the quality of asset servicing and coordinate and improve the technology support for all of the Company's businesses. When this consolidation is complete,

Servicing Corp. will have responsibility for the management of all of the

Company's activities related to servicing mortgage loans, Home Equity Loans,

Portfolio Assets and automobile and other consumer loans.



BUSINESS STRATEGY



     The Company's business strategy is to continue to broaden and expand its business within the financial services industry while building on its core servicing strengths and credit expertise. The following principles are key elements to the execution of the Company's business strategy:



     - Expand the financial products and services offered by existing businesses.



     - Broaden its sources of revenue and operating earnings by developing or acquiring additional businesses that leverage its core strengths and management expertise.



     - Cross-sell between the Company's businesses.



     - Invest in fragmented or underdeveloped markets in which the Company has the investment and servicing expertise to achieve attractive risk adjusted rates of return.



     - Pursue new business opportunities through joint ventures, thereby capitalizing on the expertise of partners whose skills complement those of the Company.



     - Maximize growth in earnings, thereby permitting the utilization of the

       Company's net operating loss carryforwards ("NOLs").

BACKGROUND



     The Company began operating in the financial service business in 1986 as a purchaser of distressed assets from the Federal Deposit Insurance Corporation

("FDIC"). From its original office in Waco, Texas, with a staff of four professionals, the Company's asset acquisition and resolution business grew to become a significant participant in an industry fueled by the problems experienced by banks and thrifts throughout the United States. In the late

1980s, the Company also began acquiring assets from healthy financial institutions interested in eliminating nonperforming assets from their portfolios. The Company began its relationship with Cargill Financial Services

Corporation ("Cargill Financial") in 1991. Since that time, the Company and

Cargill Financial have formed a series of Acquisition Partnerships through which they have jointly acquired over $2.2 billion in Face Value of distressed assets.

By the end of 1994, the Company had grown to nine offices with over 180 professionals and had acquired portfolios with assets in virtually every state.



     In July 1995, the Company acquired by merger (the "Merger") First City

Bancorporation of Texas, Inc. ("FCBOT"), a former bank holding company that had been engaged in a proceeding under Chapter 11 of the Bankruptcy Code since

November 1992. As a result of the Merger, the Common Stock of the Company became publicly held and the Company received $20 million of additional equity capital and entered into an incentive-based servicing agreement to manage approximately

$300 million in assets for the benefit of the former equity holders of FCBOT. In addition, as a result of the Merger, the Company retained FCBOT's rights to approximately $596 million in NOLs, which the Company believes it can use to offset taxable income generated by the Company and its consolidated subsidiaries.



     Following the Merger, the Company adopted a growth and diversification strategy designed to capitalize on its servicing and credit expertise to expand into additional financial service businesses with management partners that have distinguished themselves among competitors. To that end, in July 1997 the

Company acquired Harbor Financial Group, Inc., a company engaged in the residential and commercial mortgage banking business since 1983. The Company has also expanded into related niche financial services markets, such as consumer finance and mortgage conduit banking.



MORTGAGE BANKING



  General



     The Company engages in the mortgage banking business through two principal subsidiaries, FirstCity Financial Mortgage Corporation ("Mortgage Corp.") and FC

Capital Corporation ("Capital Corp."). Mortgage Corp. is a direct retail and broker retail mortgage bank, which originates, purchases, sells and services residential and commercial mortgage loans through more than 80 offices throughout the United States. The Company acquired Mortgage Corp. (then named

Harbor Financial Group, Inc.) by merger in July 1997 (the "Harbor Merger").

Mortgage Corp.'s senior management team has extensive experience with all aspects of the residential, construction and commercial mortgage banking business, including the direct retail, broker retail, secondary marketing,

servicing, financial and operating expertise necessary to manage a growing business. This management team formed Mortgage Corp. as a subsidiary of a savings and loan association in 1983, completed a management led buy-out of the ownership of Mortgage Corp. in 1987 and continued to expand through acquisitions and internal growth. Many of Mortgage Corp.'s acquisitions represented opportunistic situations whereby it was able to acquire origination capability or servicing portfolios from the FDIC, the Resolution Trust Corporation ("RTC")

or other sellers of distressed assets. Mortgage Corp. conducts its residential and commercial mortgage banking and servicing business through its subsidiaries

Harbor Financial Mortgage Corporation ("Harbor") and New America Financial, Inc.

("New America"). Mortgage Corp. ranks among the 50 largest mortgage banks in the

United States.



     Capital Corp. was formed in 1997 to acquire, originate, warehouse,

securitize and service residential mortgage loans to borrowers who have significant equity in their homes and who generally do not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market (referred to herein as "Home Equity Loans"). These loans are extended to borrowers who demonstrate an ability and willingness to repay credit, but who might have experienced an adverse event, such as job loss, illness or divorce,

or have had past credit problems such as delinquency, bankruptcy, repossession or charge-offs. Such an event normally will temporarily impair a borrower's credit rating such that the borrower will not qualify as a prime borrower from a traditional mortgage lender that concentrates on prime credit quality conventional conforming loans.



     The Company owns 80% of the outstanding stock of Capital Corp. and Capital

Corp.'s senior management owns the remaining 20%. This ownership structure aligns the interests of the key management team of Capital Corp. with those of the Company. The Company became acquainted with Capital Corp.'s management team during their tenure as senior management for a Wall Street firm's mortgage conduit and structured finance division. This team has demonstrated to the

Company a disciplined approach to growing a business where the emphasis is on credit quality and sound operating standards. The Company and the management shareholders of Capital Corp. entered into a shareholders' agreement in connection with the formation of Capital Corp. in August 1997. Commencing on the fifth anniversary of such agreement, the Company and the management shareholders have put and call options with respect to the stock of Capital Corp. held by the other party at a mutually agreed upon fair market value.



  Residential Mortgage Banking



     Products and Services



     Mortgage Corp. originates and purchases both fixed rate and adjustable rate mortgage loans, primarily secured by first liens on single family residences.

The majority of the residential loans originated by Mortgage Corp. are conventional conforming loans that qualify for sale to, or conversion into securities issued by, Federal National Mortgage Association ("FNMA") and Federal

Home Loan Mortgage Corporation ("FHLMC"). Additionally, Mortgage Corp.

originates loans insured by the Federal Housing Administration ("FHA") and the

Farmers Home Administration ("FMHA") and loans guaranteed by the Veterans

Administration ("VA"). These loans qualify for inclusion in guarantee programs sponsored by the Government National Mortgage Association ("GNMA").

Substantially all the conventional conforming loans are originated with loan-to-value ratios at or below 80% unless the borrower obtains private mortgage insurance. The Company also originates a number of other mortgage loan products to respond to a variety of customer needs. These products include:



     - First lien residential mortgage loans that meet the specific underwriting standards of private investors, issuers of mortgage backed securities,

       and other conduits seeking to purchase loans originated by Mortgage Corp.

       These loans do not meet the established standards of FNMA or FHLMC and are generally referred to as non-conforming mortgage loans. The loans may be non-conforming because, among other reasons, they exceed the dollar limitations established by FNMA or FHLMC, are originated with an original loan-to-value ratio in excess of 80%, or are made to a borrower who is self-employed.



     - First and second lien residential mortgage Home Equity Loans to borrowers who have some level of impaired credit.



     - First and second lien residential home improvement loans.



     Mortgage Corp. offers its customers a range of choices with respect to repayment plans and interest rates on the loans that it originates. Most loans originated by Mortgage Corp. have either 15 or 30 year terms and accrue interest at fixed or variable rates. Quoted interest rates are a function of the current interest rate environment and generally may be reduced at the option of the customer by paying additional discount points at the time the loan is originated. The adjustable rate mortgage ("ARM") products offered by Mortgage

Corp. reflect the current offerings of its agency or private investors. A basic

ARM loan could have an interest rate that adjusts on an annual basis throughout its term with limits on the amount of the annual and aggregate lifetime adjustments. A more complicated ARM loan could have a fixed rate of interest for a stipulated period of time (for example, five years) with the annual adjustment rate option commencing on an annual basis after the expiration of the initial fixed term. Mortgage Corp. continuously monitors and adjusts its product offerings and pricing so that it is able to sell the loans that it originates in the secondary markets. To that end, price quotes and product descriptions are distributed throughout its origination network on a daily basis.

     In 1996, Mortgage Corp. implemented a program to supplement its conventional conforming loans by offering Home Equity Loans. Mortgage Corp.'s customers use the proceeds of Home Equity Loans to finance home purchases and improvements, debt consolidation, education and other consumer needs.

Approximately 74% of the Home Equity Loans originated by Mortgage Corp. in 1997 were secured by first mortgages. In addition to originating Home Equity Loans,

as a result of the formation of Capital Corp. in the third quarter of 1997, the

Company also operates a mortgage conduit business, which acquires Home Equity

Loans individually and in bulk from several independent loan origination sources.



     The Home Equity Loans originated and acquired by Mortgage Corp. and Capital

Corp. are similar in nature. Home Equity Loans have repayment options and interest rate options that are similar to the options available for conventional conforming loans. The primary difference between Home Equity Loans and conventional conforming loans is the underwriting guidelines that govern the two types of loans. Various underwriting criteria are evaluated to establish guidelines as to the amount and type of credit for which the prospective borrower is eligible. These factors also determine the interest rate and repayment terms to be offered to the borrower. Interest rates on Home Equity

Loans are generally in excess of rates of interest charged on agency or conforming residential loans. The underwriting guidelines and interest rates charged for Home Equity Loans are revised as necessary to address market conditions, the interest rate environment, general economic conditions and other factors. See "-- Underwriting."



     Through various other subsidiaries and affiliates, Mortgage Corp. conducts business in a number of areas related to its principal mortgage business. Harbor

Financial Property Management, Inc. manages residential properties throughout the United States for institutional investors. Dungey and Associates, Inc. is a property appraisal and inspection company that provides services to Mortgage

Corp. and third parties in the Texas market. Hamilton, Carter, Smith & Co. is a financial advisory firm that provides services to the mortgage industry in the areas of portfolio/corporate evaluations, risk management and hedging advisory services, marketing of loan servicing portfolios, and mergers and acquisitions advisory services. Under management contracts, an affiliate of Mortgage Corp.

provides management and administrative services to Harbor Financial Insurance

Agency, which offers complete lines of personal, commercial and property insurance products, and to JMC Title, Inc., which provides outside services for title escrow and insurance services. None of these businesses contributes a significant portion of the Company's earnings.



  Loan Origination



     General. Mortgage Corp. originates and acquires mortgage loans through a direct retail group ("Direct Retail") that operates principally within Harbor,

and a broker retail group ("Broker Retail") whose activities are conducted through New America. Mortgage Corp. believes that the Direct Retail and Broker

Retail origination channels offer distinct advantages and seeks to expand the operations of both channels. A customer of the Direct Retail business works with an employee of Mortgage Corp. throughout the entire loan origination process.

Direct Retail loan origination offers the advantage of greater fee retention to compensate for higher fixed operating costs. It also facilitates the formation of direct relationships with customers, which tends to create a more sustainable loan origination franchise and results in increased control over the lending process and the refinance activity that is becoming more prevalent in the mortgage industry. As of December 31, 1997, Direct Retail employed 125 loan officers, who were supported by 65 loan processing staff and 10 loan underwriting staff, all of whom are employees of Mortgage Corp. The Direct

Retail group operates through 37 branches located in 11 states.



     In the Broker Retail business, customers conduct a substantial portion of their business with an independent broker who will present a relatively complete loan application to the Broker Retail account executives for consideration.

Broker Retail mortgage loan origination is cost effective because it does not involve fixed overhead costs for items such as offices, furniture, computer equipment and telephones, or additional personnel costs, such as loan officers and loan processors. By limiting the number of offices and personnel needed to generate production, Mortgage Corp.'s Broker Retail business transfers the overhead burden of mortgage origination to the independent mortgage loan brokers. As a result, through its Broker Retail network Mortgage Corp. is able to match its loan origination costs more closely with loan origination volume so that a substantial portion of its loan origination costs are variable rather than fixed. In addition,

Broker Retail affords management the flexibility to expand or contract production capacity as market conditions warrant. As of December 31, 1997,

Broker Retail employed 82 account executives working in 23 offices and operating in 42 states. Broker Retail account executives work with and through a group of approximately 6,500 independent mortgage loan brokers, approximately 2,700 of whom closed loans through the Broker Retail network in 1997.



     As a complement to its Direct Retail and Broker Retail businesses, the

Company operates a mortgage conduit business through Capital Corp. Capital Corp.

acquires Home Equity Loans from third-party origination sources for securitization. Capital Corp. was formed in August 1997 and, as of February 28,

1998, had 19 employees.



     Direct Retail. The Direct Retail group originates mortgage loans using direct contact with consumers and operates through a network of 37 branches located in Texas, Oklahoma, Pennsylvania, Virginia, West Virginia, Maryland,

Florida, Washington, Arizona, Colorado and Illinois. The marketing efforts of the Direct Retail group are focused on the loan origination activities of retail loan officers located in the branch offices. These loan officers identify prospective customers through contacts within their local markets by developing relationships with real estate agents, large employers, home builders,

commercial bankers, accountants, attorneys and others who would have contact with prospective home owners seeking financing or refinancing. Over time,

successful loan officers develop a reputation for being able to provide quick and accurate service to the customer and often generate new customers through referrals from existing customers. The marketing efforts of the loan officers are supported by print media advertising in selected local markets to target prospects with featured product types or to highlight Mortgage Corp.'s broad range of service capabilities. Mortgage Corp. has expanded its Direct Retail network of loan officers by hiring experienced lenders in targeted markets and by acquiring successful retail mortgage origination businesses.



     The following table presents the number and dollar amount of loan originations through Direct Retail for the periods indicated.



              DIRECT RETAIL RESIDENTIAL MORTGAGE LOAN ORIGINATIONS





                                                                    FISCAL YEAR(1)

                                                         ------------------------------------

                                                           1997          1996          1995

                                                         --------      --------      --------

                                                                (DOLLARS IN THOUSANDS)


Conventional Loans:

  Volume of loans......................................  $182,640      $162,117      $145,398

  Number of loans......................................     1,425         1,374         1,354

FHA/VA/FMHA Loans:

  Volume of loans......................................  $319,667      $184,098      $108,074

  Number of loans......................................     3,300         2,073         1,474

Home Improvement Loans:(2)

  Volume of loans......................................  $    631      $    211      $    141

  Number of loans......................................        14            12             7

Brokered Loans:(3)

  Volume of loans......................................  $ 62,524      $ 19,851      $ 32,799

  Number of loans......................................       532            99           133

Total Originations:

  Volume of loans......................................  $565,462      $366,277      $286,412

  Number of loans......................................     5,271         3,558         2,968




---------------



(1) 1997 data is for the 12 months ended December 31; data for all other years is for the 12 months ended September 30, which was the fiscal year end for

    Mortgage Corp. prior to the Harbor Merger.



(2) Home Improvement Loans are loans that are used by borrowers to finance various home improvement projects and are generally secured by second liens.

(3) Brokered Loans are originated through the Direct Retail process but are closed and funded by a third-party correspondent.



     Broker Retail. Mortgage Corp. entered into the Broker Retail business through the acquisition of New America in July 1994. At the time of the acquisition, New America had offices in Dallas, Texas and Fort Lauderdale,

Florida. Since becoming a part of Mortgage Corp., New America has expanded to its present complement of 23 offices. Broker Retail account executives work with and through independent mortgage loan brokers to identify lending opportunities for the various loan products offered by Mortgage Corp.



     In arranging mortgage loans, independent mortgage loan brokers act as intermediaries between prospective borrowers and Mortgage Corp. Mortgage Corp.

is an approved FHMA, FHLMC and GNMA seller/servicer and has access to private investors as well, which provides brokers access to the secondary market for the sale of mortgage loans that they otherwise could not access because they do not meet the applicable seller/servicer net worth requirements. Mortgage Corp.

attracts and maintains relationships with mortgage brokers by offering a variety of competitive and responsive services as well as a variety of mortgage loan products at competitive prices. Mortgage Corp.'s relationship with these independent mortgage brokers differs from traditional wholesale purchases in that Mortgage Corp. underwrites and funds substantially all of the loans funded through the Broker Retail channel in its own name.



     Separately, the Broker Retail channel conducts a whole loan pool acquisition business. In most cases, the loans purchased in bulk are underwritten by the seller-originator to FHA, FMHA, VA, FNMA or FHLMC underwriting standards, with the seller warranting that such loans comply with such standards. Mortgage Corp. employs quality review procedures prior to purchase in an effort to ensure that the loans acquired in bulk purchases meet such standards. See "-- Underwriting." During 1997, bulk acquisitions of loans constituted less than 1% of Broker Retail production.



     The following table presents the number and dollar amount of Broker Retail production, including bulk acquisitions, for the periods indicated.



               BROKER RETAIL RESIDENTIAL MORTGAGE LOAN PRODUCTION





                                                                     FISCAL YEAR(1)

                                                          ------------------------------------

                                                             1997          1996         1995

                                                          ----------    ----------    --------

                                                                 (DOLLARS IN THOUSANDS)


Conventional Loans:

  Volume of loans.......................................  $2,222,232    $1,270,497    $364,049

  Number of loans.......................................      18,332        11,665       3,506

FHA/VA/FMHA Loans:

  Volume of loans.......................................  $  273,336    $   55,917    $ 24,085

  Number of loans.......................................       2,741           632         315

Home Equity Loans:

  Volume of loans.......................................  $  178,492    $    6,583          --

  Number of loans.......................................       2,423           183          --

Total Production:

  Volume of loans.......................................  $2,674,060    $1,332,997    $388,134

  Number of loans.......................................      23,496        12,480       3,821




---------------



(1) 1997 data is for the 12 months ended December 31; data for all other years is for the 12 months ended September 30, which was the fiscal year end for

    Mortgage Corp. prior to the Harbor Merger.



     Characteristics of Retail Loan Production. As a result of Mortgage Corp.'s extensive Direct Retail and Broker Retail origination networks, the portfolio of retail mortgage loans originated by Mortgage Corp. on an annual basis is comprised of loans with a variety of characteristics that are offered to borrowers who are geographically dispersed. Based upon production data maintained by Mortgage Corp., the following table sets forth, as a percentage of aggregate principal balance, the geographic distribution and other data for the loans
originated through the retail network of Mortgage Corp. for the 12 month periods ended December 31, 1997 and September 30, 1996.





                                                             DECEMBER 31, 1997    SEPTEMBER 30, 1996

                                                             -----------------    ------------------


Production by State:

  California...............................................          23%                   9%

  Texas....................................................          13                   25

  Florida..................................................           7                    7

  Oregon...................................................           7                   --

  Washington...............................................           7                    5

  Georgia..................................................           6                    9

  Arizona..................................................           5                    7

  All others...............................................          32                   38

                                                                    ---                  ---

          Total............................................         100%                 100%

Interest rate characteristics:

  Fixed rate loans.........................................          93%                  93%

  Variable rate loans......................................           7                    7

                                                                    ---                  ---

          Total............................................         100%                 100%

Loan purpose:

  Purchase transactions....................................          61%                  69%

  Refinance transactions...................................          39                   31

                                                                    ---                  ---

          Total............................................         100%                 100%




Substantially all of the retail mortgage production of Mortgage Corp. represents loans secured by first liens on the underlying collateral.



     Mortgage Conduit. The Company organized Capital Corp. in August 1997 to acquire Home Equity Loans from third-party origination sources for securitization. Capital Corp. acquires existing pools of Home Equity Loans in individually negotiated transactions from several loan origination sources. From its inception through December 31, 1997, Capital Corp. acquired 480 Home Equity

Loans in nine pools with principal balances totaling $53.6 million from four different sellers, including one pool for $35.1 million purchased from the former employer of Capital Corp.'s management. In addition to acquiring pools of

Home Equity Loans from third-party origination sources for securitization,

Capital Corp. intends to acquire loans originated by New America's extensive

Broker Retail network.



     In addition to the acquisition of Home Equity Loans, Capital Corp. intends to originate Home Equity Loans on a retail basis or through broker referrals.

Capital Corp. recently signed a letter of intent to acquire three existing retail branch offices. In selected instances, Capital Corp. will seek opportunities to extend secured warehouse lines of credit to certain approved sellers of Home Equity Loans and will consider originating mezzanine loans to,

or making equity investments in, selected sellers. The objectives of such loans and investments are to diversify and solidify the flow of product from selected mortgage banks who provide Home Equity Loans to Capital Corp.



     Characteristics of Mortgage Conduit Production. The loans acquired by

Capital Corp. have been acquired from Home Equity Loan originators who originate loans throughout the United States. The following table sets forth, as a percentage of aggregate principal balance, the geographic distribution and other data for the portfolio of loans acquired by Capital Corp. from its first acquisition of loans in October 1997 through December 31, 1997.



Production by state:

  Georgia...................................................     29%

  New York..................................................     22

  Florida...................................................     15

  Illinois..................................................     11

  North Carolina............................................      5

  All others (27 states)....................................     18

                                                                ---

          Total.............................................    100%

Interest rate characteristics:

  Fixed rate loans..........................................     43%

  Variable rate loans.......................................     57

                                                                ---

          Total.............................................    100%

Lien status:

  First liens...............................................     96%

  Subordinate liens.........................................      4

                                                                ---

          Total.............................................    100%




     Underwriting



     Direct Retail and Broker Retail. Loan underwriting in both the Direct

Retail and Broker Retail groups is performed on a regional basis in larger branch locations. Substantially all Direct Retail and Broker Retail loans are processed and individually underwritten by Mortgage Corp. personnel and are directly funded by Mortgage Corp. Mortgage Corp. believes that having underwriters in each market area enables these personnel to remain abreast of changing conditions in property values, employment conditions and various other conditions in each market. Furthermore, in order to ensure compliance with

Mortgage Corp.'s underwriting guidelines, the underwriters operate independently of origination personnel.



     Mortgage Corp.'s guidelines for underwriting conventional conforming loans comply with the criteria employed by FHLMC and FNMA, as applicable. Mortgage

Corp.'s guidelines for underwriting FHA and FMHA insured loans and VA guaranteed loans comply with the criteria established by these agencies. Mortgage Corp.'s guidelines for underwriting conventional non-conforming loans are based on the underwriting standards employed by private mortgage insurers and private investors that purchase such loans. Mortgage Corp.'s guidelines for underwriting

Home Equity Loans are based on the underwriting standards employed by the private and conduit investors that purchase such loans and are similar to the underwriting standards employed by Capital Corp. for acquired Home Equity Loans.

Such private investors (i) have given Mortgage Corp. delegated underwriting authority for approval to close and sell such loans based on policy and guidelines established by the investor, (ii) require that the loan be underwritten on a contract basis for the closing and sale of such loans by an independent third party approved by the investor, typically a mortgage insurance company, or (iii) are approved directly by the investor before closing and sale of such loans.



     Mortgage Corp. performs a quality control review of loans originated by having approximately 10% of its loans re-underwritten by independent third parties that contract with Mortgage Corp. to perform this service. This practice is designed to ensure that the loan origination practices and decisions are acceptable to Mortgage Corp.'s loan pool investors and are in compliance with regulatory requirements. Mortgage Corp. believes that its quality control review meets or exceeds the review requirements of FNMA, FHLMC and applicable laws and regulations.



     Home Equity Loans are extended to borrowers who, for some reason, do not qualify for an agency or conventional mortgage loan. In most cases, borrowers seeking Home Equity Loans have experienced some level of historical credit difficulty. Through a tiered underwriting system, Mortgage Corp. subjects borrowers seeking Home Equity Loans to limits based, among other things, on the loan-to-value ratio applicable to the particular transaction. The maximum allowed loan-to-value ratio varies depending upon whether the collateral is classified as a primary, secondary or investor residence. Maximum loan amounts established for each classification of collateral generally do not exceed

$500,000 for a primary residence with a loan-to-value ratio of less than 80%. At the low end of the credit spectrum for qualified Home

Equity Loan borrowers, the maximum loan-to-value ratios cannot exceed 65%, with security limited to a primary residence and the loan amount limited to $100,000.

Sub-limits within the underwriting guidelines also place loan-to-value and borrowing amount limitations on the Home Equity Loan based upon whether the loan is a purchase money or cash-out refinance loan. Through December 31, 1997,

Mortgage Corp. has sold, on a servicing released basis, substantially all of its

Home Equity Loan production.



     Mortgage Conduit. Capital Corp. acquires existing Home Equity Loans from several loan origination sources under a tiered underwriting system. Capital

Corp. acquires each loan pool in an individually negotiated transaction from the seller after a full underwriting review by Capital Corp. prior to the offer to purchase. The underwriting review is performed to determine that the loans to be acquired meet the various underwriting criteria for each credit grade.

Generally, the underwriting grade is a function of the prospective borrower's credit history, which, in turn, will drive the loan-to-value relationship, the debt to income ratio, and other credit criteria to be applied by Capital Corp.

in evaluating a loan.

     Capital Corp.'s categories and general criteria for grading the credit history of potential Home Equity Loan borrowers are set forth in the table below.



                           UNDERWRITING GUIDELINES(1)



                             A1 PROGRAM            A2 PROGRAM            B PROGRAM             C PROGRAM

                        --------------------  --------------------  --------------------  --------------------


Existing mortgage

 history..............  Maximum one 30-day    Maximum two 30-day    Maximum three 30-day  Maximum five 30-day

                        late payment within   late payments and no  late payments and no  and two 60-day late

                        last 12 months and    60-day late payments  60-day late payments  payments within last

                        two 30-day late       within last 12        within last 12        12 months: must be

                        payments in last 24   months; must be       months; must be       current at

                        months; must be       current at            current at            application time

                        current at            application time      application time

                        application time

Other credit

 history..............  No more than one      No more than two      Over 12 month prior   Significant prior

                        30-day late payment   30-day late payments  defaults acceptable;  defaults acceptable

                        in last 12 months or  in last 12 months.    not more than $5,000  if over two years

                        two 30-day late       Minor derogatory      in open collection    old; generally, not

                        payments in last 24   items allowed; no     accounts or charge-   more than $5,000 in

                        months; must be       more than $2,500 in   offs open after       open collection

                        current at            open collection       funding; some 30-     accounts or

                        application time      accounts or           and 60-day            charge-offs open

                                              charge-offs open      delinquencies         after funding; some

                                              after funding, all                          60- and 90-day

                                              current credit must                         delinquencies

                                              be current

Bankruptcy filings....  Generally, no notice  Generally, no         Generally, no         Generally, no

                        of default filings    bankruptcy or notice  bankruptcy or notice  bankruptcy or notice

                        in last two years     of default filings    of default filings    of default filings

                                              in last three years   in last two years     in last two years

                                              and credit has been   and credit has been

                                              reestablished         reestablished

                                              subsequent to         subsequent to

                                              bankruptcy            bankruptcy

Employment history....  Two years stable      Two years stable      Two years stable      Two years stable

Debt service to income

 ratio................      45% or less           45% or less           50% or less           50% or less

Maximum loan-to-value

 ratio:

 Owner occupied;

   single family......          85%                   85%                   80%                   75%

   condo/two-to-four

     unit.............          85%                   80%                   75%                   75%

 Non-owner occupied...          75%                   75%                   70%                   70%




                             D PROGRAM

                        --------------------


Existing mortgage

 history..............  No more than three

                        months delinquent at

                        closing



Other credit

 history..............  Significant defaults

                        acceptable; not more

                        than $5,000 in open

                        charge-offs or

                        collection amounts

                        may remain open

                        after funding;

                        applicant has

                        sporadic payment

                        history



Bankruptcy filings....  Bankruptcy, notice

                        of sale filing,

                        notice of default

                        filing or

                        foreclosure

                        permitted if over 12

                        months old



Employment history....  One year stable

Debt service to income

 ratio................      50% or less

Maximum loan-to-value

 ratio:

 Owner occupied;

   single family......          65%

   condo/two-to-four

     unit.............          60%

 Non-owner occupied...          N.A.




---------------



(1) The letter grades applied to each risk classification reflect Capital

    Corp.'s internal standards and do not necessarily correspond to the classifications used by other home equity lenders. The data presented are for first lien mortgages. More stringent requirements apply to mortgages secured by second liens.

     The following table presents, for each of Capital Corp.'s underwriting grades, for the period from Capital Corp.'s formation in August 1997 to December

31, 1997, the aggregate principal balance of loans acquired, the aggregate number of loans acquired, the weighted average coupon rate of loans acquired,

and the relationship of amount financed to the estimated appraised value of the mortgaged collateral. Because of the short time period reflected in the following table, the characteristics of the loans reflected therein are not necessarily indicative of future loans that may be acquired or originated by

Capital Corp.



                        CAPITAL CORP.'S LOAN PRODUCTION





                                                                                          WEIGHTED AVERAGE

                                          AGGREGATE LOAN   NUMBER OF   WEIGHTED AVERAGE    LOAN-TO-VALUE

         CAPITAL CORP.'S GRADE               BALANCE         LOANS          COUPON             RATIO

         ---------------------            --------------   ---------   ----------------   ----------------

                                           (DOLLARS IN

                                            THOUSANDS)


A1......................................     $17,582          131             9.6%              79.1%

A2......................................      20,077          176            10.3               80.3

B.......................................       8,434           92            10.8               76.0

C.......................................       5,086           52            10.9               73.8

D.......................................       2,445           29            11.6               68.6

                                             -------          ---            ----               ----

          Total or Weighted Average.....     $53,624          480            10.3%              78.2%

                                             =======          ===            ====               ====




     Financing Strategy



     Direct Retail and Broker Retail. Mortgage Corp. finances originated mortgage loans primarily through its warehouse credit facilities provided by a group of commercial bank lenders. Loans are generally held in inventory by

Mortgage Corp. for up to 45 days pending their sale to investors or agencies.

From the stage of initial application by the borrower through the final sale of the loan, Mortgage Corp. bears interest rate risk.



     In order to offset the risk that a change in interest rates will result in a decrease in the value of Mortgage Corp.'s current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("Committed Pipeline"),

Mortgage Corp. enters into hedging transactions. Mortgage Corp.'s hedging policies generally require that substantially all of its inventory of conventional conforming and agency loans and the maximum portion of the

Committed Pipeline that Mortgage Corp. believes may close be hedged with forward contracts for the delivery of mortgage-backed securities ("MBS") or options on

MBS. The inventory is then used to form the MBS that will fill the forward delivery contracts and options. Mortgage Corp. hedges its inventory and

Committed Pipeline of jumbo (generally loans in excess of $227,200) and other non-conforming mortgage loans, by using whole-loan sale commitments to ultimate buyers or, because such loans are ultimately sold based on a market spread to

MBS, by selling a like amount of MBS. Because the market value of the loan and the MBS are both subject to interest rate fluctuations, Mortgage Corp. is not exposed to significant risk and will not derive any significant benefit from changes in interest rates on the price of the inventory net of gains or losses in associated hedge positions.



     The correlation between price performance of the hedging instruments and the inventory being hedged is very high as a result of the similarity of the asset and the related hedge instrument. Mortgage Corp. is exposed to interest-rate risk to the extent that the portion of loans from the Committed

Pipeline that actually closes at the committed price is different from the portion expected to close and hedged in the manner described. Mortgage Corp.

determines the portion of its Committed Pipeline that it will hedge based on numerous assumptions, including composition of the Committed Pipeline, the portion of such Committed Pipeline likely to close, the timing of such closings and anticipated changes in interest rates. See Notes 15 and 18 to the Company's

Consolidated Financial Statements.



     Mortgage Corp. customarily sells all loans that it originates or purchases.

Conventional conforming and agency loans are generally sold servicing retained and non-conforming loans are generally sold servicing released. Mortgage Corp.

packages substantially all of its FHA- and FMHA-insured and VA-guaranteed mortgage loans into pools of loans. It sells these pools to national or regional broker-dealers in the form of
modified pass-through MBS guaranteed by GNMA. With respect to loans securitized through GNMA programs, Mortgage Corp. is insured against foreclosure loss by the

FHA or FMHA or partially guaranteed against foreclosure loss by the VA (at present, generally 25% to 50% of the loan, up to a maximum amount of $50,750,

depending upon the amount of the loan). Conventional conforming loans are also pooled by Mortgage Corp. and exchanged for securities guaranteed by FNMA or

FHLMC, which securities are then sold to national or regional broker-dealers.

Loans securitized through FNMA or FHLMC are sold on a nonrecourse basis whereby foreclosure losses are generally the responsibility of FNMA and FHLMC, and not

Mortgage Corp. Alternatively, Mortgage Corp. may sell FHA- and FMHA-insured and

VA-guaranteed mortgage loans and conventional conforming loans, and consistently sells its jumbo loan production to large buyers in the secondary market (which can include national or regional broker-dealers) on a nonrecourse basis. These loans can be sold either on a whole-loan basis or in the form of pools backing securities which are not guaranteed by any governmental instrumentality but which generally have the benefit of some form of external credit enhancement,

such as insurance, letter of credit, payment guarantees or senior/subordinated structures. Substantially all loans sold by Mortgage Corp. are sold without recourse, subject, in the case of VA loans, to the limits of the VA guaranty described above. To date, losses on VA loans in excess of the VA guaranty have not been material to Mortgage Corp.



     Mortgage Conduit. Capital Corp. currently finances the purchase of Home

Equity Loans with cash flow from the Company, a sub-line under Mortgage Corp.'s warehouse credit facility and other short-term credit facilities. Typically,

under these credit facilities, Capital Corp. is only permitted to finance a portion of the purchase price of loans, which are generally purchased at prices that exceed their par value. Capital Corp. is in the process of negotiating nonrecourse warehouse credit facilities in its own name for an aggregate amount of $500 million. See "Management's Discussion and Analysis of Financial

Condition and Results of Operations -- Liquidity and Capital Resources."



     Capital Corp. intends to securitize substantially all of the Home Equity

Loans it acquires or originates. The securitization transactions are expected to be consummated through the creation of special purpose trusts. The Home Equity

Loans will be transferred to a trust in exchange for certificates representing the senior interest in the securitized loans held by the trust and, if applicable, a subordinated interest in the securitized loans. The subordinated interests generally consist of the excess spread between the interest and principal paid by the borrowers on the loans pooled in the securitization and the interest and principal of the senior interests issued in the securitization,

and other unrated interests issued in the securitization. The senior interests are subsequently sold to investors for cash. Capital Corp. may elect to retain the subordinated interests or may sell all or some portion of the subordinated interests to investors for cash. Capital Corp. anticipates that it will retain the rights to the excess spreads.



     Upon the sale of Home Equity Loans in securitization transactions, the sum of the cash proceeds received, and the estimated present values of the subordinated interests less the costs of origination and securitization and, the basis in the Home Equity Loans sold results in the gain recognized at the time of the securitization transaction. The present values of the subordinated interests to be recognized by Capital Corp. are to be determined based upon prepayment, loss and discount rate assumptions that will be determined in accordance with the unique underlying characteristics of the Home Equity Loans comprising each securitization.



     Servicing



     Direct Retail and Broker Retail. Generally, it is Mortgage Corp.'s strategy to build and retain its servicing portfolio. With the exception of Home Equity

Loans, Mortgage Corp. services substantially all of the mortgage loans that it originates. In addition, Mortgage Corp. may, from time to time, purchase bulk servicing contracts for servicing of single family residential mortgage loans originated by other lenders. Following Mortgage Corp.'s acquisition by the

Company in July 1997, it has retained substantially all of the newly originated mortgage servicing rights when the option to retain such rights existed.

Mortgage Corp. has been able to retain such rights as a result of the capital support available from the Company to fund the cash investment required to grow the servicing portfolio.

     The servicing of mortgage loans generally includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding custodial (escrow) funds for payment of property taxes and hazard insurance, making necessary physical inspections of the property,

counseling delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, and generally administering the loans. Mortgage Corp. receives a fee for servicing mortgage loans ranging generally from  1/4% to  1/2% per annum on the declining principal balances of the loans. The servicing fee is collected by Mortgage Corp. out of monthly mortgage payments.



     Currently, a large portion of Mortgage Corp.'s costs of servicing loans are incurred as a result of the labor intensive data entry process required in connection with each new loan. Mortgage Corp. is currently implementing a system that will automate a large portion of the data entry process for serviced loans.

Mortgage Corp. expects that this system will be fully implemented by the third quarter of 1998 and will significantly decrease the variable costs associated with servicing loans.



     Mortgage Corp.'s servicing portfolio is subject to reduction by scheduled amortization or by prepayment or foreclosure of outstanding loans. In addition,

Mortgage Corp. has sold, and may sell in the future, a portion of its portfolio of loan servicing rights to other mortgage servicers. In general, the decision to sell servicing rights is based on management's assessment of the market value of servicing rights and other factors.



     The following table presents certain information regarding Mortgage Corp.'s residential servicing portfolio, including loans held for sale as of the dates indicated.



                    RESIDENTIAL SERVICING PORTFOLIO BALANCES





                                                                     FISCAL YEAR(1)

                                                         --------------------------------------

                                                            1997          1996          1995

                                                         ----------    ----------    ----------

                                                                 (DOLLARS IN THOUSANDS)


FHA-insured mortgage loans.............................  $  429,216    $  342,694    $  240,217

VA-guaranteed mortgage loans...........................     266,294       178,943       149,830

Conventional mortgage loans............................   4,280,315     3,234,197       894,840

Other..................................................      20,688        66,815        68,802

                                                         ----------    ----------    ----------

          Total residential servicing portfolio........  $4,996,513    $3,822,649    $1,353,689




---------------



(1) 1997 data is as of December 31; data for all other years is as of September

    30, which was the fiscal year end for Mortgage Corp. prior to the Harbor

    Merger.



     Mortgage Corp.'s contractual right to subservice approximately $707 million of residential mortgages at December 31, 1997 is included in the data presented in the preceding table. Of the total subservicing portfolio, approximately $624 million (88.2%) represents subservicing for loans in California. No other state accounts for more than 5% of Mortgage Corp.'s subservicing portfolio. These subservicing rights represent Mortgage Corp.'s right to service loans as to which third parties own the servicing rights. Such parties have contracted with

Mortgage Corp. to service the portfolio of loans under short-term contracts

(generally for original terms of less than five years) for a fixed dollar amount of servicing fee per year (generally approximately $75.00 per loan per year).

     Mortgage Corp.'s residential servicing portfolio (excluding subserviced loans), stratified by interest rate, was as follows as of the dates indicated:



                        RESIDENTIAL SERVICING PORTFOLIO

                          INTEREST RATE STRATIFICATION





                                                              PERCENTAGE OF PRINCIPAL

                                                                  BALANCE SERVICED

                                                              ------------------------

                                                                   FISCAL YEAR(1)

                                                              ------------------------

                                                                1997           1996

                                                              ---------      ---------


Under 7.0%..................................................      7.9%           9.8%

7.0 to 7.49.................................................     15.2           14.7

7.5 to 7.99.................................................     28.1           21.1

8.0 to 8.49.................................................     22.4           18.0

8.5 to 8.99.................................................     15.0           15.8

9.0 to 9.49.................................................      3.4            6.7

9.5 to 9.99.................................................      4.0            6.9

10% and over................................................      4.0            7.0

                                                               ------         ------

          Total residential servicing portfolio.............    100.0%         100.0%

                                                               ======         ======




---------------



(1) 1997 data is as of December 31; 1996 data is as of September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.



     At December 31, 1997, 92% of the principal balance of loans in the servicing portfolio bore interest at fixed rates and 8% bore interest at adjustable rates. The weighted average servicing fee of the portfolio was 0.34%

of the principal balance of serviced loans at December 31, 1997.



     The following table presents the geographic distribution of Mortgage

Corp.'s residential servicing portfolio (excluding subserviced loans), as of the dates indicated.



            RESIDENTIAL SERVICING PORTFOLIO GEOGRAPHIC DISTRIBUTION





                                                              PERCENTAGE OF PRINCIPAL

                                                                  BALANCE SERVICED

                                                              ------------------------

                                                                   FISCAL YEAR(1)

                                                              ------------------------

                                                                1997           1996

                                                              ---------      ---------


California..................................................     27.8%          29.5%

Texas.......................................................     17.3           40.3

Florida.....................................................      7.1            4.2

Washington..................................................      6.7            2.4

Maryland....................................................      5.2            3.4

Other states (none more than 5%)............................     35.9           20.2

                                                               ------         ------

          Total residential servicing portfolio.............    100.0%         100.0%

                                                               ======         ======




---------------



(1) 1997 data is as of December 31; 1996 data is as of September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.

     The following table presents, as a percentage of aggregate principal balance, the delinquency statistics of Mortgage Corp.'s residential servicing portfolio (excluding subserviced loans) as of the dates indicated.



             RESIDENTIAL SERVICING PORTFOLIO DELINQUENCY STATISTICS





                                                              FISCAL YEAR(1)

                                                              --------------

                                                              1997     1996

                                                              -----    -----


Delinquencies at period end:

     30 days................................................   2.4%     2.1%

     60 days................................................   0.5      0.6

     90 days or more........................................   0.2      0.3

                                                               ---      ---

Total delinquencies.........................................   3.1%     3.0%

                                                               ===      ===

Foreclosures pending........................................   0.7%     0.9%

                                                               ===      ===




---------------



(1)  1997 data is as of December 31; 1996 data is as of September 30, which was the fiscal year end for Mortgage Corp. prior to the Harbor Merger.



     The delinquency data included in the preceding table include the results of three distressed servicing portfolios acquired by Mortgage Corp. At December 31,

1997, the distressed portfolios totaled approximately $172.3 million of servicing, of which approximately 7.1% represented delinquent principal balances. In addition, approximately 4.9% of the principal balance of these distressed portfolios was in foreclosure at year end 1997.



     Mortgage Corp. has increased its servicing portfolio by retaining the servicing rights on the loans it originates and by acquiring servicing rights from other mortgage banks. In particular, Mortgage Corp. has sought to acquire servicing rights from other mortgage banks at a substantial discount to the market value of currently originated servicing. Such servicing is available at discounts because of high delinquency levels or other characteristics deemed unattractive to other servicers seeking more traditional servicing portfolios.

Mortgage Corp. has been able to acquire these servicing portfolios at prices that, in its view, are attractive compared to the market value of currently originated servicing. Mortgage Corp. has devoted substantial attention to improving the overall quality of these distressed servicing portfolios and, as a result, has developed particular expertise in servicing loans evidencing some level of distress.



     To capitalize further on its distressed servicing expertise, Mortgage Corp.

has initiated a trial program whereby it will acquire delinquent FHA and VA loans from other mortgage bankers' GNMA securitizations. Mortgage Corp. believes that a financial and business incentive exists for some mortgage banks to sell the targeted loans and, therefore, a significant amount of such loans are available for sale. The GNMA seller-servicers are required to pass through to the holder of the GNMA security the scheduled principal and interest payments on all loans in the security pool, even though the borrower may not be making such payments. The mortgage banker is, therefore, making corporate advances to the security holder from its own funds. By removing the delinquent loans from the securitization by a sale to Mortgage Corp., the selling mortgage banker is relieved from further obligations to make such advances to the GNMA security holder. Through December 31, 1997, Mortgage Corp. has acquired approximately $16 million of such loans.



     Residential mortgage loans are serviced from facilities located in Houston,

Texas and Scottsbluff, Nebraska. The Scottsbluff center, a newly renovated

21,000 square foot facility, was acquired as part of Mortgage Corp.'s 1996 acquisition of Hamilton. This service center has advantageous lease terms and an efficient cost structure as compared to metropolitan servicing centers. The addition of Hamilton's servicing and subservicing portfolios almost doubled

Mortgage Corp.'s consolidated servicing portfolio.



     In order to track information on its mortgage servicing portfolio, Mortgage

Corp. utilizes a data processing system provided by Alltel Information Systems,

Inc. ("Alltel"). Alltel is one of the largest mortgage banking service bureaus in the United States. Management believes that this system gives Mortgage

Corp. sufficient capacity to support the anticipated expansion of its residential mortgage loan servicing portfolio. See "Risk Factors -- Reliance on

Systems; Year 2000 Issues."



     Mortgage Conduit. The loans acquired by Capital Corp. to date are being subserviced by Advanta Mortgage Corp. USA. Capital Corp. owns the servicing rights to its loans as master servicer and intends to assign collection and resolution responsibilities to a subsidiary of the Company as special servicer when its loans reach certain stages of delinquency, thus placing the final decisions as to collection management under the control of the Company. Having acquired and managed consumer portfolios totaling in excess of $580 million in

Face Value in its Portfolio Asset acquisition and resolution business, the

Company believes that the servicing experience and skills it has gained are valuable to support the unique collection and resolution needs of a Home Equity

Loan portfolio. Capital Corp. intends to ultimately replace Advanta Mortgage

Corp. USA with the combined capabilities of Mortgage Corp. and the Company to service Capital Corp.'s portfolio of Home Equity Loans and the loans within its securitized pools. The Company and Mortgage Corp. are in the process of seeking the approval of the servicer rating agencies as a preliminary step in the process of retaining the servicing of all new Home Equity Loans in-house.



     Strategy



     Direct Retail and Broker Retail. Mortgage Corp. intends to pursue the following strategies in an effort to continue growth in earnings in all aspects of its residential mortgage business:



     - Maintain steady growth in earnings by increasing the size of Mortgage

       Corp.'s servicing portfolio.



     - Continue opportunistic geographic expansion.



     - Increase the range of mortgage products offered.



     - Expand the Direct Retail and Broker Retail origination channels.



     - Acquire distressed servicing portfolios and delinquent FHA, FMHA and VA loans from other seller-servicers' GNMA securitizations.



     Mortgage Conduit. Capital Corp. intends to implement the following strategies as it continues to develop and grow its mortgage conduit business:



     - Capitalize on the existing Home Equity Loan origination network of

       Mortgage Corp. to generate loans for securitization.



     - Form strategic relationships with selected small originators of Home

       Equity Loans by extending secured warehouse lines of credit or mezzanine loans to, or making equity investments in, such entities.



     - Capitalize on the distressed asset collection experience of Commercial

       Corp. to address the collection and resolution challenges inherent in

       Home Equity Loan servicing.



     - Establish an internal servicing platform to service the Home Equity Loans originated or acquired by Capital Corp.

  Commercial Mortgage Banking



     Mortgage Corp.'s commercial mortgage banking business consists of commercial loans secured by commercial real estate properties and single family residential construction loans. The following table presents the number and dollar amount of Mortgage Corp.'s commercial loan production for the periods indicated.



                     COMMERCIAL MORTGAGE LOAN ORIGINATIONS





                                                                      FISCAL YEAR(1)

                                                              ------------------------------

                                                                1997       1996       1995

                                                              --------    -------    -------

                                                                  (DOLLARS IN THOUSANDS)


Correspondent Loans:

     Volume of loans........................................  $348,060    $35,600    $53,405

     Number of loans........................................        86          3          9

Construction Loans:

     Volume of loans........................................  $ 65,740    $28,780         --

     Number of loans........................................       466        263         --

Total Loans:

     Volume of loans........................................  $413,800    $64,380    $53,405

                                                              ========    =======    =======

     Number of loans........................................       552        266          9

                                                              ========    =======    =======




---------------



(1)  1997 data is for the 12 months ended December 31; data for all other years is for the 12 months ended September 30, which was Mortgage Corp.'s fiscal year end prior to the Harbor Merger.



     Correspondent Loan Business



     Through eight offices located in California, Texas and Colorado, Mortgage

Corp. originates commercial loans that are funded by third parties for which

Mortgage Corp. serves as the correspondent. The loans are secured by multi-family residential projects, office buildings, shopping centers and other income producing properties. Revenues derived from Mortgage Corp.'s commercial lending business are principally origination fees based on a percentage of the loan amount and, in certain instances, application fees assessed at the time a loan application is processed by Mortgage Corp. During 1997, Mortgage Corp.

generated $2.7 million in origination fees from its commercial mortgage origination business. Mortgage Corp.'s commercial lending offices are staffed by

20 loan officers and nine servicing personnel.



     Mortgage Corp. originates commercial loans in accordance with the underwriting guidelines of its investors. These investors include life insurance companies, commercial mortgage conduits, real estate investment trusts, and others. Commercial loans are funded by investors at closing. Mortgage Corp.

originated a substantial portion of its 1997 commercial production for a single large insurance company. In addition, a substantial portion of its commercial servicing portfolio consists of servicing for such company.



     At December 31, 1997, Mortgage Corp. serviced a portfolio of commercial loans for 36 investors totaling approximately $1.7 billion representing 543 loans (compared to approximately $129 million representing 93 loans at September

30, 1996). At December 31, 1997, the commercial servicing portfolio represented loans in 23 states with California (65%), Texas (12%), Colorado (7%) and Arizona

(4%) representing the largest concentrations of the principal balance of loans serviced. The significant increase in the commercial servicing portfolio as compared to the prior year is the result of Mortgage Corp.'s acquisition of a large commercial servicing portfolio in 1997.



     Commercial loans are serviced in a servicing center located in Walnut

Creek, California. Mortgage Corp. owns the rights to service its correspondent's loans, with termination rights by the correspondent on a 30-day notice basis.

Servicing fees for such loans range from five to eight basis points per annum of the principal balance of the loans.

     Construction Loans



     In 1995, Mortgage Corp. began originating for its own account and servicing single-family residential construction loans through a construction loan department headquartered in Houston, Texas. Mortgage Corp. serves customers in nine states with construction loan products tailored to its builder and individual customers. Mortgage Corp. extends construction lines of credit to approximately 30 builders for the construction of custom and speculative homes.

Generally, builders are limited to no more than 50% of the committed line for speculative homes. Total commitments outstanding at December 31, 1997 were approximately $25 million with a maximum extended to any one builder of approximately $2.5 million. During 1997, approximately 70% of total construction loan volume was conducted with builder borrowers.



     In addition to its builder customer base, Mortgage Corp. offers a construction-to-permanent loan package to individual customers who are building or remodeling their own home. Under this program, the customer has one application and loan approval process to provide for both the interim construction and permanent financing. During 1997, approximately 30% of total construction loan volume was conducted with individual borrowers.



     The underwriting and servicing of the construction loans is conducted in

Houston, Texas with the construction progress inspection support provided by the branch office personnel or outside vendors specializing in property inspections for construction lenders. Construction loans are extended for up to 90% of the cost of construction for a period of up to nine months with one three month renewal option on the part of the builder. If the loan remains unpaid after the first renewal, amortization of at least 10% of the principal balance is required for any further renewals. Substantially all construction loans bear interest at variable rates of interest at margins over a base lending rate.



     Mortgage Corp. solicits construction loan builder and individual customers through its major Direct Retail offices and, as a result, conducts most of its business in Texas (72% in 1997), Maryland (8% in 1997), Virginia (5% in 1997)

and Tennessee (5% in 1997).



     Strategy



     In its commercial mortgage banking business, Mortgage Corp. intends to continue to serve its correspondent clients by sourcing opportunities through its retail offices and its home builder clients. It is the Company's intention to explore and develop cross-selling opportunities between the commercial mortgage capability of Mortgage Corp. and the commercial lending business of

Commercial Corp.



     In its construction lending business, Mortgage Corp. intends to expand its customer base by continuing to emphasize the construction-to-permanent loan product. To that end, a regional construction loan product specialist resides in the mid-Atlantic regional retail office to introduce the construction loan product to borrowers in the region. The balance of Mortgage Corp.'s expansion efforts in the construction lending business are focused on providing a larger volume of construction loan products to Mortgage Corp.'s existing builder customers.



PORTFOLIO ASSET ACQUISITION AND RESOLUTION



     The Company engages in the Portfolio Asset acquisition and resolution business and is beginning to originate commercial loans through its wholly owned subsidiary, FirstCity Commercial Corporation, and its subsidiaries ("Commercial

Corp."). In the Portfolio Asset acquisition and resolution business Commercial

Corp. acquires and resolves portfolios of performing and nonperforming commercial and consumer loans and other assets, which are generally acquired at a discount to Face Value. Purchases may be in the form of pools of assets or single assets. Performing assets are those as to which debt service payments are being made in accordance with the original or restructured terms of such assets.

Nonperforming assets are those as to which debt service payments are not being made in accordance with the original or restructured terms of such assets, or as to which no debt service payments are being made. Portfolios are designated as nonperforming unless substantially all of the assets comprising the Portfolio are performing. Once a Portfolio has been designated as either performing or nonperforming, such designation is not changed regardless of the performance of the
assets comprising the Portfolio. Portfolios are either acquired for Commercial

Corp.'s own account or through investment entities formed with Cargill Financial or one or more other co-investors (each such entity, an "Acquisition

Partnership"). See "-- Portfolio Asset Acquisition and Resolution

Business -- Relationship with Cargill Financial." To date, Commercial Corp. and the Acquisition Partnerships have acquired over $3.0 billion in Face Value of assets.



     The Company's development of a niche commercial lending business is a logical extension of its extensive experience with the resolution of distressed assets. In many cases, the resolution of such assets involves the modification of an existing debt into a new or modified extension of credit more suited to the borrower's needs, ability to pay and value of the underlying collateral. The

Company intends to use such experience as the foundation upon which Commercial

Corp. will seek niche commercial lending opportunities.



  Portfolio Asset Acquisition and Resolution Business



     Background



     In the early 1990s large quantities of nonperforming assets were available for acquisition from the RTC and the FDIC. Since 1993, most sellers of nonperforming assets have been private sellers, rather than government agencies.

These private sellers include financial institutions and other institutional lenders, both in the United States and in various foreign countries, and, to a lesser extent, insurance companies in the United States. As a result of mergers,

acquisitions and corporate downsizing efforts, other business entities frequently access the market served by the Company to dispose of excess real estate property or other financial assets not meeting the strategic needs of a seller. Sales of such assets improve the seller's balance sheet, reduce overhead costs, reduce staffing requirements and avoid management and personnel distractions associated with the intensive and time-consuming task of resolving loans and disposing of real estate. Consolidations within a broad range of industries, especially banking, have augmented the trend of financial institutions and other sellers packaging and selling asset portfolios to investors as a means of disposing of nonperforming loans or other surplus assets.



     Portfolio Assets



     Commercial Corp. acquires and manages Portfolio Assets, which are generally purchased at a discount to Face Value by Commercial Corp. or through Acquisition

Partnerships. The Portfolio Assets are generally nonhomogeneous assets,

including loans of varying qualities that are secured by diverse collateral types and foreclosed properties. Some Portfolio Assets are loans for which resolution is tied primarily to the real estate securing the loan, while others may be collateralized business loans, the resolution of which may be based either on business or real estate or other collateral cash flow. Consumer loans may be secured (by real or personal property) or unsecured. Portfolio Assets may be designated as performing or nonperforming. Commercial Corp. generally expects to resolve Portfolio Assets within three to five years after purchase.



     To date, a substantial majority of the Portfolio Assets acquired by

Commercial Corp. have been designated as nonperforming. Commercial Corp. seeks to resolve nonperforming Portfolio Assets through (i) a negotiated settlement with the borrower in which the borrower pays all or a discounted amount of the loan, (ii) conversion of the loan into a performing asset through extensive servicing efforts followed by either a sale of the loan to a third party or retention of the loan by Commercial Corp. or (iii) foreclosure of the loan and sale of the collateral securing the loan. Commercial Corp. generally retains

Portfolio Assets that are designated as performing for the life of the loans comprising the Portfolio.



     Commercial Corp. has substantial experience acquiring, managing and resolving a wide variety of asset types and classes. As a result, it does not limit itself as to the types of Portfolios it will evaluate and purchase. The main factors determining Commercial Corp.'s willingness to acquire Portfolio

Assets include the information that is available regarding the assets in a portfolio, the price at which such portfolio can be acquired and the expected net cash flows from the resolution of such assets. Commercial Corp. has acquired

Portfolio Assets in virtually all 50 states, the Virgin Islands, Puerto Rico and

France. Commercial Corp. believes that its willingness to acquire nonhomogeneous

Portfolio Assets without regard to geographical location provides it with an advantage over certain competitors that limit their activities to either a specific
asset type or geographical location. Although Commercial Corp. imposes no constraints on geographic locations of Portfolio Assets, the majority of assets acquired to date have been in the Northeastern and Southern areas of the United

States.



     Commercial Corp. also seeks to capitalize on emerging opportunities in foreign markets where the market for nonperforming loans of the type generally purchased by Commercial Corp. is less efficient than the market for such assets in the United States. Through December 31, 1997, Commercial Corp. has acquired,

with Cargill Financial and a local French partner, three Portfolios in France,

consisting of approximately 6,500 assets, for an aggregate purchase price of approximately $142 million. Such assets had a Face Value of approximately $513 million. Commercial Corp.'s share of the equity interest in the Portfolios acquired in France ranges from 10% to 33 1/3% and Commercial Corp. has made a total equity investment therein of approximately $10 million. The underlying assets and debt are denominated in French francs and Commercial Corp.'s equity investments are funded with a French franc line of credit, thereby mitigating against foreign currency translation risks. Commercial Corp. does not otherwise attempt to hedge any profits that might be derived from its equity investments.

Commercial Corp. has an established presence in Paris, France and is actively pursuing opportunities to purchase additional pools of distressed assets in

France and other areas of Western Europe. In addition, Commercial Corp. has established an office in Mexico City, Mexico to explore asset acquisition opportunities in Mexico.



     The following table presents, for each of the years in the three-year period ended December 31, 1997, selected data for the Portfolio Assets acquired by Commercial Corp.



                                PORTFOLIO ASSETS





                                                         YEAR ENDED DECEMBER 31,

                                                     --------------------------------

                                                       1997        1996        1995

                                                     --------    --------    --------

                                                          (DOLLARS IN THOUSANDS)


Face Value.........................................  $504,891    $413,844    $699,662

Total purchase price...............................   183,229     205,524     213,187

Total equity invested..............................    54,764      92,937      26,534

Commercial Corp. equity invested...................  $ 37,109    $ 35,973    $ 24,603



Total number of Portfolio Assets...................     5,503       5,921      19,031




     Sources of Portfolio Assets



     Commercial Corp. develops its Portfolio Asset opportunities through a variety of sources. The activities or contemplated activities of expected sellers are publicized in industry publications and through other similar sources. Commercial Corp. also maintains relationships with a variety of parties involved as sellers or as brokers or agents for sellers. Many of the brokers and agents concentrate by asset type and have become familiar with Commercial

Corp.'s acquisition criteria and periodically approach Commercial Corp. with identified opportunities. In addition, repeat business referrals from Cargill

Financial or other co-investors in Acquisition Partnerships, repeat business from previous sellers, focused marketing by Commercial Corp. and the nationwide presence of Commercial Corp. and the Company are important sources of business.



     Commercial Corp. has identified and seeks to continue to identify foreign partners that have contacts within each foreign market and can bring Portfolio

Asset opportunities to Commercial Corp. Commercial Corp. expects that it will only pursue acquisitions in foreign markets in conjunction with a local foreign partner. Commercial Corp. has in the past pursued, and expects in the foreseeable future to pursue, foreign acquisition opportunities in markets where

Cargill Financial has a presence.



     Asset Analysis and Underwriting



     Prior to making an offer to acquire any Portfolio, Commercial Corp.

performs an extensive evaluation of the assets that comprise the Portfolio. If,

as is often the case, the Portfolio Assets are nonhomogeneous, Commercial Corp.

will evaluate all individual assets determined to be significant to the total of the proposed purchase. If the Portfolio Assets are homogenous in nature, a sample of the assets comprising the Portfolio is selected for evaluation. The evaluation of an individual asset generally includes analyzing the credit and collateral file or other due diligence information supplied by the seller. Based upon such seller-provided information,

Commercial Corp. will undertake additional evaluations of the asset which, to the extent permitted by the seller, will include site visits to and environmental reviews of the property securing the loan or the asset proposed to be purchased. Commercial Corp. will also analyze relevant local economic and market conditions based on information obtained from its prior experience in the market or from other sources, such as local appraisers, real estate principals,

realtors and brokers.



     The evaluation further includes an analysis of an asset's projected cash flow and sources of repayment, including the availability of third party guarantees. Commercial Corp. values loans (and other assets included in a portfolio) on the basis of its estimate of the present value of estimated cash flow to be derived in the resolution process. Once the cash flow estimates for a proposed purchase and the financing and partnership structure, if any, are finalized, Commercial Corp. can complete the determination of its proposed purchase price for the targeted Portfolio Assets. Purchases are subject to purchase and sale agreements between the seller and the purchasing affiliate of

Commercial Corp.



  Servicing



     After a Portfolio is acquired, Commercial Corp. assigns it to an account servicing officer who is independent of the officer that performed the due diligence evaluation in connection with the purchase of the Portfolio. Portfolio

Assets are serviced either at the Company's headquarters or in one of Commercial

Corp.'s other offices. Commercial Corp. generally establishes servicing operations in locations in close proximity to significant concentrations of

Portfolio Assets. Most of such offices are considered temporary and are reviewed for closing after the assets in the geographic region surrounding the office are substantially resolved. The assigned account servicing officer develops a business plan and budget for each asset based upon an independent review of the cash flow projections developed during the investment evaluation, a physical inspection of each asset or the collateral underlying the related loan, local market conditions and discussions with the relevant borrower. Budgets are periodically reviewed and revised as necessary. Commercial Corp. employs loan tracking software and other operational systems that are generally similar to systems used by commercial banks, but which have been enhanced to track both the collected and the projected cash flows from Portfolio Assets.



     To date, the net present value of Commercial Corp.'s cash flows from serviced assets has exceeded initial projections. Because of this success,

Commercial Corp. has been able to structure securitization and structured financing transactions based upon cash flow projections expected to be derived from Portfolio Assets. The basis for such transactions differs from traditional securitization structures in which the execution levels are predicated upon the existence of an underlying contractual stream of cash flows from periodic payments on underlying loans. Transactions completed by Commercial Corp. to date have been based not only on the cash flow from performing assets but also the projected cash flows from nonperforming assets such as unoccupied real estate and raw land parcels. Commercial Corp. believes that its success in predicting cash flows from Portfolio Assets has permitted it to access the securitization markets on attractive terms.



     Commercial Corp. services all of the Portfolio Assets owned for its own account, all of the Portfolio Assets owned by the Acquisition Partnerships and,

to a very limited extent, Portfolio Assets owned by related third parties. In connection with the Acquisition Partnerships, Commercial Corp. earns a servicing fee of between 3% and 8% of gross cash collections generated in the Acquisition

Partnerships rather than a periodic management fee based on the Face Value of the asset being serviced. The rate of servicing fee charged is a function of the average Face Value of the assets within each pool being serviced (the larger the average Face Value of the assets in a Portfolio, the lower the fee percentage within the prescribed range).



     Structure and Financing of Portfolio Asset Purchases



     Portfolio Assets are acquired for the account of a subsidiary of Commercial

Corp. and through the Acquisition Partnerships. Portfolio Assets owned directly by a subsidiary of Commercial Corp. are financed with cash contributed by

Commercial Corp. and secured senior debt that is recourse only to such subsidiary.

     Each Acquisition Partnership is a separate legal entity, generally formed as a limited partnership. Commercial Corp. and an investor typically form a corporation to serve as the corporate general partner of each Acquisition

Partnership. Generally, Commercial Corp. and the investor each own 50% of the general partner and a 49% limited partnership interest in the Acquisition

Partnership (the general partner owns the other 2% interest). Cargill Financial or its affiliates are the investor in the vast majority of the Acquisition

Partnerships currently in existence. See "-- Relationship with Cargill

Financial." Certain institutional investors have also held limited partnership interests in the Acquisition Partnerships and may hold interests in the related corporate general partners. Acquisition Partnerships may also be formed as a trust, corporation or other type of entity.



     The Acquisition Partnerships generally are financed by debt secured only by the assets of the individual entity and are nonrecourse to the Company,

Commercial Corp., its co-investors and the other Acquisition Partnerships.

Commercial Corp. believes that such legal structure insulates it, the Company and the other Acquisition Partnerships from certain potential risks, while permitting Commercial Corp. to share in the economic benefits of each

Acquisition Partnership. Prior to the Merger, a significant portion of the funding for each Acquisition Partnership was provided in the form of subordinated debt provided by Cargill Financial. Because the Merger increased the capital available to Commercial Corp., the need for subordinated debt has been substantially eliminated, enabling Commercial Corp. to commit a larger portion of its own funds to the Acquisition Partnerships. In addition, the

Merger has enhanced Commercial Corp.'s capacity to invest in Portfolios without the participation of an investment partner.



     Senior secured acquisition financing currently provides the majority of the funding for the purchase of Portfolios. Commercial Corp. and the Acquisition

Partnerships have relationships with a number of senior lenders including Nomura

Securities, Inc. ("Nomura"), Cargill Financial and others. Senior acquisition financing is obtained at variable interest rates ranging from LIBOR to prime based pricing with negotiated spreads to the base rates. The final maturity of the senior secured acquisition debt is normally two years from the date of funding of each advance under the facility. The terms of the senior acquisition debt of the Acquisition Partnerships generally allow, under certain conditions,

distributions to equity partners before the debt is repaid in full.



     Prior to maturity of the senior acquisition debt, the Acquisition

Partnerships typically refinance the senior acquisition debt with long-term debt secured by the assets of partnerships or transfer assets from the Portfolios to special purpose entities to effect structured financings or securitization transactions. Such long-term debt generally accrues interest at a lower rate than the senior acquisition debt, has collateral terms similar to the senior acquisition debt, and permits distributions of excess cash flow generated by the partnership to the equity partners so long as the partnership is in compliance with applicable financial covenants.



     Relationship with Cargill Financial



     Cargill Financial, a diversified financial services company, is a wholly owned subsidiary of Cargill, Incorporated, which is generally regarded as one of the world's largest privately-held corporations and has offices worldwide.

Cargill Financial and its affiliates provide significant debt and equity financing to the Acquisition Partnerships. In addition, Commercial Corp.

believes its relationship with Cargill Financial significantly enhances

Commercial Corp.'s credibility as a purchaser of Portfolio Assets and facilitates its ability to expand into other businesses and foreign markets.



     Under a Right of First Refusal Agreement and Due Diligence Reimbursement

Agreement effective as of January 1, 1998 (the "Right of First Refusal

Agreement") among the Company, FirstCity Servicing Corporation, Cargill

Financial and its wholly owned subsidiary CFSC Capital Corp. II ("CFSC"), if the

Company receives an invitation to bid on or otherwise obtains an opportunity to acquire interests in domestic loans, receivables, real estate or other assets in which the aggregate amount to be bid exceeds $4 million, the Company is required to follow a prescribed notice procedure pursuant to which CFSC has the option to participate in the proposed purchase by requiring that such purchase or acquisition be effected through an Acquisition Partnership formed by the Company and Cargill Financial (or an affiliate). The Right of First Refusal Agreement does not prohibit the Company from holding discussions with entities other than

CFSC
regarding potential joint purchases of interests in loans, receivables, real estate or other assets, provided that any such purchase is subject to CFSC's right to participate in the Company's share of the investment. The Right of

First Refusal Agreement further provides that, subject to certain conditions,

CFSC will bear 50% of the due diligence expenses incurred by the Company in connection with proposed asset purchases. The Right of First Refusal Agreement is an amendment and extension of a similar agreement entered into among the

Company, certain members of the Company's management and Cargill Financial in

1992. The Right of First Refusal Agreement terminates on January 1, 2000.



     Business Strategy



     Historically, Commercial Corp. has leveraged its expertise in asset resolution and servicing by investing in a wide variety of asset types across a broad geographic scope. Commercial Corp. continues to follow this investment strategy and seeks expansion opportunities into new asset classes and geographic areas when it believes it can achieve attractive risk adjusted returns. The following are the key elements of Commercial Corp.'s business strategy in the portfolio acquisition and resolution business:



     - Niche markets. Commercial Corp. will continue to pursue profitable private market niches in which to invest. The niche investment opportunities that Commercial Corp. has pursued to date include (i) the acquisition of improved or unimproved real estate, including excess retail sites, (ii) periodic purchases of single financial or real estate assets from banks and other financial institutions with which Commercial

       Corp. has established relationships, and from a variety of other sellers that are familiar with the Company's reputation for acting quickly and efficiently and (iii) the purchase of charged-off credit card receivables.



     - Emphasis on smaller Portfolios. Generally, Commercial Corp. seeks purchases of Portfolio Assets with a purchase price of less than $100 million in order to avoid large portfolio offerings that attract larger institutional purchasers and hedge funds, which have lower threshold return requirements and lower funding costs than Commercial Corp.



     - Foreign markets. Commercial Corp. believes that the foreign markets for distressed assets are less developed than the U.S. market, and therefore provide a greater opportunity to achieve attractive risk adjusted returns. Commercial Corp. has purchased Portfolio Assets in France and expects to continue to seek purchase opportunities outside of the United

       States.



     Commercial Lending Opportunities



     Commercial Corp.'s extensive experience in the asset acquisition and resolution business has led to numerous opportunities to originate commercial loans. In most cases, the prospective borrower was unwilling or unable to meet a traditional lenders' requirements or found that a traditional lender could not or would not be responsive within a short time frame. In some cases, the prospective borrower was already aware of Commercial Corp.'s familiarity and comfort with a particular type of collateral, such as lodging properties, small commercial real estate developments, franchisee properties or small multi-family projects. In Commercial Corp.'s view, its extensive experience in servicing difficult distressed asset credits qualifies it to originate, and service,

commercial loans. To that end, Commercial Corp. is currently evaluating the possibility of making debtor-in-possession loans to borrowers in bankruptcy reorganization proceedings, mezzanine loans or venture capital investments in emerging growth company situations and commercial loans meeting the underwriting and other standards of qualification for a Small Business Administration guarantee. Commercial Corp. is also analyzing the special funding needs of borrowers who are franchisees, and is considering the factoring of receivables.



     Commercial Corp. expects that it will analyze other commercial lending opportunities as they arise. In some cases, the opportunity might be a unique and defined lending opportunity. In others, an attractive opportunity would be characterized by a flow of lending opportunities, such as in the factoring business. Commercial Corp. will also entertain the opportunity to joint venture with businesses already in the targeted business activity but which need additional capital or funding and the servicing expertise of Commercial Corp.

CONSUMER LENDING



     The Company conducts all of its consumer receivable origination activities through FirstCity Consumer Lending Corporation and its subsidiaries ("Consumer

Corp."). Consumer Corp.'s current focus is on the origination and servicing of sub-prime consumer loans. Such loans are extended to borrowers who evidence an ability and willingness to repay credit, but have experienced an adverse event,

such as a job loss, illness or divorce, or have had past credit problems, such as delinquency, bankruptcy, repossession or charge-offs. The significant majority of Consumer Corp.'s current business is focused on the sub-prime automobile sector, with each loan funded after individual underwriting and pricing of each proposed extension of credit.



  Market Background



     The sub-prime automobile finance business has been characterized by several factors that the Company believes increase its likelihood of being able to build a successful sub-prime automobile finance business. Within the past several years, significant amounts of new capital have become available, thereby allowing a large number of new market participants to originate loans to sub-prime automobile borrowers. This increase in competition led to reduced credit underwriting standards and lower dealer discounts as lenders sought to maintain earnings by increasing loan origination levels. In the Company's view,

too little attention was paid to both the importance of matching the discount to the expected loss per occurrence and the special effort required to service a sub-prime automobile loan. Because of many notable failures, especially among mono-line automobile finance businesses, the Company believes that the opportunity now exists to increase market share by providing a fully underwritten loan product that utilizes risk-adjusted pricing to franchised automobile dealerships that seek a steady source of funding supported by meaningful and responsive service.



  Consumer Corp. Background



     Through its Portfolio Asset acquisition and resolution business, the

Company has acquired approximately $580 million in Face Value of distressed consumer loans. In addition, through its wholly owned subsidiary, FirstCity

Servicing Corporation of California ("Consumer Servicing") the Company has

extensive experience in the servicing of distressed sub-prime automobile loans.



     The Company's initial venture into the sub-prime automobile market involved the acquisition of a distressed sub-prime automobile loan portfolio from a secured lender. In addition to acquiring the distressed loans, the Company acquired the equity of the company that operated the program through which the loans had been originated. This program involved the indirect acquisition of automobile loans from financial intermediaries that had direct contact with automobile dealerships. The Company was required to purchase loans that satisfied minimum contractual underwriting standards and was not permitted to negotiate purchase discounts for a loan based on the individual risk profile of the loan and the borrower. After operating this program for approximately 15 months, the Company concluded that the contractual underwriting standards and purchase discounts on which the program was based were insufficient to generate sub-prime automobile loans of acceptable quality to the Company. As a result,

the Company terminated its obligations with the financial institutions participating in such origination program effective as of January 31, 1998.



     With the benefit of the experience gained by the Company through its initial attempt at originating acceptable sub-prime automobile loans, the

Company began, in early 1997, to explore other business models that it felt would be successful in the current market environment. This investigation and research resulted in the formation, during the third quarter of 1997, of

FirstCity Funding Corporation ("Funding Corp."), 80% of which is owned by the

Company and 20% of which is owned by Funding Corp.'s management team. Funding

Corp.'s management team is experienced in the automobile finance business, with significant prior experience in the sales and finance activities of franchised dealerships. Funding Corp.'s business model is predicated upon the acquisition of newly originated sub-prime automobile finance contracts at a price that is adjusted to reflect the expected loss per occurrence on defaulted contracts. The approach emphasizes service to the dealership and a steady source of funding for contracts that meet Funding Corp.'s underwriting and pricing criteria. In addition, all loans are serviced by Consumer Servicing, which is dedicated exclusively to the servicing of consumer loans originated or acquired by

Consumer Corp.

     Consumer Corp. and the management shareholders of Funding Corp. entered into a shareholders' agreement in connection with the formation of Funding Corp.

in September 1997. Commencing on the fifth anniversary of such agreement,

Consumer Corp. and the management shareholders have put and call options with respect to the stock of Funding Corp. held by the other party, which will be priced at a mutually agreed upon fair market value.



  Product Description



     Consumer Corp. currently acquires and originates loans, secured by automobiles, to borrowers who have had past credit problems or have little or no credit experience. Such loans are individually underwritten to Consumer Corp.'s underwriting and credit guidelines. See "-- Loan Acquisition and Underwriting."

The collateral for the loan generally is a used automobile purchased from a franchised automobile dealership. The loans generally have a term of no more than 60 months and generally accrue interest at the maximum rate allowed by applicable state law.



  Origination Channels



     Through a sales staff managed by professionals with an extensive automobile dealership background, Funding Corp. markets its loan products and dealership services directly to participating franchised automobile dealerships. Funding

Corp. currently maintains approximately 250 automobile dealership relationships in Texas, Missouri and Oklahoma. Near term plans call for expansion into other states as staffing levels, licensing and training permit. Funding Corp. is targeting expansion into states that offer attractive opportunities due to population growth, attractive consumer lending rate environments and lender-friendly repossession and collection remedies with respect to defaulting borrowers.



     The dealership servicing and marketing staff of Funding Corp. consists of eight marketing representatives who work with dealers that submit funding applications to Funding Corp. These marketing representatives call upon new dealership prospects within the current marketing territories and work with existing dealerships to solicit additional loan acquisition opportunities. All of the marketing staff are full time employees of Funding Corp. and have completed an extensive training program. In addition to the initial training,

weekly updates with the marketing representatives and monthly meetings for the entire staff are held to maintain current knowledge of the dealership programs and product offerings.



     Participating dealerships submit funding applications for each prospective loan to Funding Corp.'s home office in Dallas, Texas. Applications are reviewed and checked for completeness and all complete applications are forwarded to a credit analyst for review. Within two hours after receipt of an application, a representative of Funding Corp. will notify the dealership of the terms on which it would acquire the loan, subject to confirmation of the application data. See

"-- Loan Acquisition and Underwriting."



     In addition to Funding Corp.'s operations, FirstCity Consumer Finance

Corporation ("Consumer Finance"), a wholly owned subsidiary of Consumer Corp.,

originates loans with borrowers who have established payment records on recently originated automobile receivables through direct marketing to the consumer.

Through contractual relationships with third parties, Consumer Finance identifies loan prospects for underwriting, documentation and funding upon final approval of a request for credit. The activities of Consumer Finance are not significant to date, with 20 loans having an aggregate principal balance of approximately $200,000 outstanding at December 31, 1997.



  Loan Acquisition and Underwriting



     Funding Corp. acquires sub-prime automobile loans originated by franchised dealerships under a tiered pricing system. Under its pricing and underwriting guidelines, each loan is purchased in an individually negotiated transaction from the selling dealership only after it has been fully underwritten and independently verified by Funding Corp. A staff of 22 credit and compliance personnel in Funding Corp.'s home office completes the underwriting and due diligence for each funding application. During the compliance phase of the underwriting review, Funding Corp. verifies all pertinent information on a borrower's credit application, including verification of landlord information for borrowers without a mortgage. As an additional check on the quality of the prospective loan, each borrower is personally contacted by

Funding Corp. prior to the acquisition of the loan. At such time, all of the details of the proposed transaction are confirmed with the borrower, including the borrower's level of satisfaction with the purchased vehicle.



     Each transaction is individually priced to achieve a risk-adjusted target purchase price, which is expressed as a percentage of the par value of the loan.

The tiered pricing structure of Funding Corp. is designed as a guideline for establishing minimum underwriting and pricing standards for the loans to be acquired. The minimum amount of the discount from par for the four tiers ranges from no discount for tier 1 loans to a 10% discount for tier 4 loans. Funding

Corp.'s underwriting standards do not permit the purchase of a loan for more than its par value. Other factors impacting the tier level of a loan include,

but are not limited to, prior credit history, repossession and bankruptcy history, open credit account status, income minimums, down payment requirements,

payment ratio tests and the contract advance amount as a percentage of the wholesale value of the collateral vehicle. The purpose of the tiered underwriting and pricing structure is to acquire loans that are priced in accordance with risk characteristics and the underlying value of the collateral.

The process is designed to approve loan applications for borrowers who are likely to pay as agreed, and to minimize the risk of loss on the disposition of the underlying collateral in the event that a default occurs.



     Funding Corp. seeks to acquire loans that have the following characteristics:



     - Loans originated by a new automobile franchised dealership



     - Loans secured by automobiles that have established resale values and a targeted age of approximately two years



     - The borrower has made a substantial down payment on the automobile, which evidences a significant equity commitment



     - The loan is underwritten to provide a debt to income ratio permitting the borrower to comfortably afford the monthly payments



     - The borrower evidences a tendency toward repairing impaired credit



     - Funding Corp.'s purchase price of the contract from the dealership is less than the published wholesale value of the automobile



     From its inception in September 1997 through December 31, 1997, Funding

Corp. acquired a total of 502 automobile loans representing an aggregate of approximately $7.1 million in Face Value. The loans had a weighted average coupon rate of 19.1%. The average Face Value of the loans acquired was $14,209,

which on average represented approximately 104.3% of the published wholesale value of the financed automobile. Funding Corp. acquired the loans from dealerships at an average discount of approximately 11.4% from their Face Value.

As a result, the average amount advanced by Funding Corp. for a particular loan was equal to approximately 92.4% of the published wholesale value of the financed automobile.



     The average automobile financed by Funding Corp. through December 31, 1997 was two and one half years old with approximately 32,000 miles. The average contractual repayment term for the loans acquired by Funding Corp. was 52 months. The ratio of the borrower's monthly debt service amount to the borrower's monthly gross income was, on average, equal to 12.1%.



  Financing Strategy



     Funding Corp. finances its operations with a warehouse credit facility provided by ContiTrade Services L.L.C. ("ContiTrade"), in connection with which

ContiFinancial Services Corporation, an affiliate of ContiTrade, has the right to provide advisory and placement services to Funding Corp. for the securitization of acquired loans. Funding Corp. plans to provide permanent financing for its acquired consumer loans through securitizations of pools of loans totaling between $40 and $50 million.



     The securitization transactions are expected to be consummated through the creation of special purpose trusts. The loans will be transferred to a trust in exchange for certificates representing the senior interest in the securitized loans held by the trust and, if applicable, a subordinated interest in the securitized loans. The subordinated interests generally consist of the excess spread between the interest and principal paid by the borrowers on the loans pooled in the securitization and the interest and principal of the senior interests issued in the securitization, and other unrated interests issued in the securitization. The senior interests are subsequently sold to investors for cash. Consumer Corp. may elect to retain the subordinated interests or may sell all or some portion of the subordinated interests to investors for cash.

Consumer Corp. anticipates that it will retain the rights to the excess spreads.



     Upon the sale of loans in securitization transactions, the sum of the cash proceeds received and the estimated present values of the subordinated interests less the costs of origination and securitization and the basis in the loans sold results in the gain recognized at the time of the securitization transaction.

The present values of the subordinated interests to be recognized by Consumer

Corp. are to be determined based upon prepayment, loss and discount rate assumptions that will be determined in accordance with the unique underlying characteristics of the loans comprising each securitization.



  Servicing



     Consumer Servicing, an indirect wholly owned subsidiary of the Company, is responsible for the loan accounting, collection, payment processing, skip tracing and recovery activities associated with the Company's consumer lending activities. Consumer Servicing has extensive experience in servicing automobile loans and the Company believes that Consumer Servicing is a critical element to the Company's ultimate success in the consumer loan business. Consumer

Servicing's activities are closely integrated with the activities of Consumer

Corp. This enables Consumer Servicing to take advantage of the information regarding the quality of originated credit that is available from a servicer in order to assist in the evaluation and modification of product design and underwriting criteria.



     The staffing of Consumer Servicing consists of 61 personnel, including 34 assigned to customer service and collections and 10 assigned to the special recovery activities associated with assignments for repossession through the liquidation of the collateral (in addition to two individuals at Funding Corp.

who work in asset liquidation). This group also coordinates any contract reinstatements, notices of intent to dispose of collateral and recovery of any insurance, warranty or other premium payments subject to recovery in the event of cancellation. An additional staff of seven personnel is dedicated to asset recovery, which includes tracing of individuals who cannot be located, seeking to collect on deficiencies, managing the storage of repossessed vehicles prior to their disposition and physical damage claims on collateral vehicles. An administrative staff handles the special issues associated with borrowers in bankruptcy and the more complicated issues associated with contracts involved in other legal disputes.



     The servicing practices associated with sub-prime loans are extensive. For example, Consumer Servicing personnel contact each borrower three days prior to the payment due date during each of the first three months of the contract. This process assists in avoiding first payment defaults and confirms that the customer can be located. If a borrower is delinquent in payment, an attempt to contact the borrower is made on the first day of delinquency. Continual contact is attempted until the borrower is located and payment is made, or a commitment is made to bring the contract current. If the borrower cannot be contacted, the account may be assigned to Consumer Servicing's asset recovery staff.



     If the borrower does not meet a payment commitment and has not indicated a verifiable and reasonable intention to bring the loan current, the account is assigned to outside agents for repossession at the thirty-third day of delinquency. At such time, the borrower has missed two payments and has not indicated a willingness to enter into a repayment plan. After the collateral is repossessed, the borrower has a limited opportunity to reinstate the obligation under applicable state law by bringing the payment current and reimbursing

Consumer Servicing for its repossession expenses. If the loan is not reinstated

within the reinstatement period, the collateral is sold by the asset liquidation group. Funding Corp. disposes of repossessed automobiles at auction after a thorough inspection and detailing. A representative of Funding Corp. generally will attend the auction to represent Funding Corp. and ensure that the automobile is properly represented by the auction firm.

  Strategy



The Company continues to evaluate a number of businessntention to bring the loan current, the account is

assigned to outside agents for repossession at the thirty-third day of delinquency. At such time, the borrower has missed two payments and has not indicated a willingness to enter into a repayment plan.e

secured consumer loan products and certain aspects of direct and indirect unsecured consumer lending. Through contacts with investment banks, business brokers and others in the consumer lending field, the Company seeks acquisition or merger candidates or qualified management teams with which to associate in start-up ventures. As with other aspects of its business, the Company seeks to be opportunistic in targeting additional consumer lending opportunities.



GOVERNMENT REGULATION



     Many aspects of the Company's business are subject to regulation,

examination and licensing under various federal, state and local statutes and regulations that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices.



     Mortgage Banking. The Company's mortgage banking business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on loan originations, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees that Mortgage Corp. and Capital Corp. may assess, mandate extensive disclosure to their customers, prohibit discrimination and impose multiple qualification and licensing obligations. Failure to comply with these requirements may result in, among other things, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans,

class action lawsuits, administrative enforcement actions and civil and criminal liability. The Company believes that its mortgage banking business is in compliance with these rules and regulations in all material respects.



     Loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates that can be charged on loans. Lending activities are also subject to various federal laws, including those described below.

Mortgage Corp. and Capital Corp. are subject to certain disclosure requirements under the Federal Truth-In-Lending Act ("TILA") and the Federal Reserve Board's

Regulation Z promulgated thereunder. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA also guarantees consumers a three day right to cancel certain credit transactions, including loans of the type originated by

Mortgage Corp. and Capital Corp. Such three day right to rescind may remain unexpired for up to three years if the lender fails to provide the requisite disclosures to the consumer.



     Mortgage Corp. and Capital Corp. are also subject to the High Cost Mortgage

Act ("HCMA"), which amends TILA. The HCMA generally applies to consumer credit transactions secured by the consumer's principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open-end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $400 or (ii) an annual percentage rate of more than ten percentage points higher than United States Treasury securities of comparable maturity

("Covered Loans"). The HCMA imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, (i) originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan and (ii) including prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. The HCMA also restricts,

among other things, certain balloon payments and negative amortization features.

     Mortgage Corp. and Capital Corp. are also required to comply with the Equal

Credit Opportunity Act ("ECOA") and the Federal Reserve Board's Regulation B

promulgated thereunder, the Fair Credit Reporting Act ("FCRA"), the Real Estate

Settlement Procedures Act of 1974 ("RESPA"), the Home Mortgage Disclosure Act

("HMDA") and the Federal Fair Debt Collection Procedures Act. Regulation B

restricts creditors from requesting certain types of information from loan applicants. FCRA requires lenders, among other things, to supply an applicant with certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, beginning with loans originated in 1994, an annual report must be filed with the Department of Housing and Urban Development pursuant to

HMDA, which requires the collection and reporting of statistical data concerning loan transactions.



     Regulation of Sub-prime Automobile Lending. Consumer Corp.'s automobile lending activities are subject to various federal and state consumer protection laws, including TILA, ECOA, FCRA, the Federal Fair Debt Collection Practices

Act, the Federal Trade Commission Act, the Federal Reserve Board's Regulations B

and Z, and state motor vehicle retail installment sales acts and other similar laws that regulate the origination and collection of consumer receivables and impact Consumer Corp.'s business. These laws, among other things, (i) require

Consumer Corp. to obtain and maintain certain licenses and qualifications, (ii)

limit the finance charges, fees and other charges on the contracts purchased,

(iii) require Consumer Corp. to provide specific disclosures to consumers, (iv)

limit the terms of the contracts, (v) regulate the credit application and evaluation process, (vi) regulate certain servicing and collection practices,

and (vii) regulate the repossession and sale of collateral. These laws impose specific statutory liabilities upon creditors who fail to comply with their provisions and may give rise to defenses to the payment of the consumer's obligation. In addition, certain of the laws make the assignee of a consumer installment contract liable for the violations of the assignor.



     Each dealer agreement contains representations and warranties by the dealer that, as of the date of assignment, the dealer has complied with all applicable laws and regulations with respect to each contract. The dealer is obligated to indemnify Consumer Corp. for any breach of any of the representations and warranties and to repurchase any non-conforming contracts. Consumer Corp.

generally verifies dealer compliance with usury laws, but does not audit a dealer's full compliance with applicable laws. There can be no assurance that

Consumer Corp. will detect all dealer violations or that individual dealers will have the financial ability and resources either to repurchase contracts or indemnify Consumer Corp. against losses. Accordingly, failure by dealers to comply with applicable laws, or with their representations and warranties under the dealer agreement, could have a material adverse effect on Consumer Corp.



     If a borrower defaults on a contract, Consumer Corp., as the servicer of the contract, is entitled to exercise the remedies of a secured party under the

Uniform Commercial Code (the "UCC"), which typically includes the right to repossession by self-help unless such means would constitute a breach of peace.

The UCC and other state laws regulate repossession and sales of collateral by requiring reasonable notice to the borrower of the date, time and place of any public sale of collateral, the date after which any private sale of the collateral may be held and the borrower's right to redeem the financed vehicle prior to any such sale, and by providing that any such sale must be conducted in a commercially reasonable manner.



COMPETITION



     All of the business lines in which the Company operates are highly competitive. Some of the Company's principal competitors in certain of its businesses are substantially larger and better capitalized than the Company.

Because of these resources, these companies may be better able than the Company to obtain new customers for mortgage or other loan production, to acquire

Portfolio Assets, to pursue new business opportunities or to survive periods of industry consolidation.



     The Company encounters significant competition in its mortgage banking business. Mortgage Corp. competes with other mortgage banking companies,

mortgage and servicing brokers, commercial banks, savings associations, credit unions, other financial institutions and various other lenders. A number of these competitors have substantially greater financial resources and greater operating efficiencies. Customers
distinguish between product and service providers in the industries in which

Mortgage Corp. operates for various reasons, including convenience in obtaining the product or service, overall customer service, marketing and distribution channels and pricing (primarily in the form of prevailing interest rates).

Competition for Mortgage Corp. is particularly affected by fluctuations in interest rates. During periods of rising interest rates, competitors of Mortgage

Corp. who have locked into lower borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit Mortgage

Corp.'s customers to refinance their loans.



     The Company believes that it is one of the largest, independent,

full-service companies in the distressed asset business. There are, however, no published rankings available, because many of the transactions that would be used for ranking purposes are with private parties. Generally, there are three aspects of the distressed asset business: due diligence, principal activities,

and servicing. The Company is a major participant in all three areas, whereas certain of its competitors (including certain securities and banking firms) have historically competed primarily as portfolio purchasers, as they have customarily engaged other parties to conduct due diligence on potential portfolio purchases and to service acquired assets, and certain other competitors (including certain banking and other firms) have historically competed primarily as servicing companies.



     The Company believes that its ability to acquire Portfolios for its own account and through Acquisition Partnerships will be an important aspect of the

Company's overall future growth. Acquisitions of Portfolios are often based on competitive bidding, which involves the danger of bidding too low (which generates no business), or bidding too high (which could win the Portfolio at an economically unattractive price).



     The sub-prime automobile finance market is highly fragmented and very competitive. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies,

many of which have significantly greater financial and other resources than the

Company.



     The Company also encounters significant competition in its other businesses. Within the Home Equity Loan securitization businesses, access to and the cost of capital are critical to the Company's ability to compete. Many of the Company's competitors have superior access to capital sources and can arrange or obtain lower cost of capital for customers.



EMPLOYEES



     The Company had 1,186 employees as of December 31, 1997. No employee is a member of a labor union or party to a collective bargaining agreement. The

Company believes that its employee relations are good.



ITEM 2. PROPERTIES.



     FirstCity leases all its office locations. FirstCity leases its current headquarters building from a related party under a noncancellable operating lease which expires December 2001. All leases of the other offices of FirstCity and subsidiaries expire prior to 2005.



ITEM 3. LEGAL PROCEEDINGS.



     Periodically, FirstCity, its subsidiaries, its affiliates and the

Acquisition Partnerships are parties to or otherwise involved in legal proceedings arising in the normal course of business. FirstCity does not believe that there is any proceeding threatened or pending against it, its subsidiaries,

its affiliates or the Acquisition Partnerships which, if determined adversely,

would have a material adverse effect on the consolidated financial position,

results of operations or liquidity of FirstCity, its subsidiaries, its affiliates or the Acquisition Partnerships.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.



     No matters were submitted to a vote of security holders during the fourth quarter ended December 31, 1997.



                                    PART II



ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.



                        COMMON AND PREFERRED STOCK DATA



     FirstCity's common stock, $.01 par value per share (the "Common Stock")

(FCFC), and its special preferred (FCFCP) and adjusting rate preferred (FCFCO)

stock are listed on the Nasdaq National Market System. The number of common stockholders of record on March 24, 1998 was approximately 515. High and low stock prices and dividends in 1997 and 1996 are displayed in the following table:





                                           1997                           1996

                                ---------------------------    ---------------------------

                                 MARKET PRICE       CASH        MARKET PRICE       CASH

                                ---------------   DIVIDENDS    ---------------   DIVIDENDS

        QUARTER ENDED            HIGH     LOW       PAID        HIGH     LOW       PAID

        -------------           ------   ------   ---------    ------   ------   ---------


Common Stock:

  March 31....................  $29.50   $23.00    $   --      $22.88   $18.25     $  --

  June 30.....................   27.75    20.00        --       29.00    18.75        --

  September 30................   29.00    23.88        --       29.50    24.63        --

  December 31.................   30.75    25.25        --       31.88    27.75        --

Special Preferred Stock:

  March 31....................  $23.88   $22.88    $.7875      $24.75   $23.13     $  --

  June 30.....................   24.38    22.88     .7875       25.75    24.13        --

  September 30................   24.00    21.88     .7875       26.50    25.31        --

  December 31.................   23.00    21.88     .7875       26.50    22.00      3.92(1)

Adjusting Rate Preferred

  Stock:

  March 31....................  $   --   $   --    $   --      $   --   $   --     $  --

  June 30.....................      --       --        --          --       --

  September 30(2).............   23.50    22.00        --          --       --        --

  December 31.................   23.00    21.00     .7875          --       --        --




---------------



(1) Accrued dividend from July 3, 1995 through September 30, 1996.



(2) Beginning August 13, 1997.



     The Company has never declared or paid a dividend on the Common Stock. The

Company currently intends to retain future earnings to finance its growth and development and therefore does not anticipate that it will declare or pay any dividends on the Common Stock in the foreseeable future. Any future determination as to payment of dividends will be made at the discretion of the

Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors that the Board of Directors deems relevant. The Company

Credit Facility and substantially all of the credit facilities to which the

Company's subsidiaries and the Acquisition Partnerships are parties contain restrictions relating to the payment of dividends and other distributions.



ITEM 6. SELECTED FINANCIAL DATA.



     The Harbor Merger, which occurred in July 1997, was accounted for as a pooling of interests. The Company's historical financial statements have therefore been retroactively restated to include the financial position and results of operations of Mortgage Corp. for all periods presented. Earnings per share has been calculated in conformity with SFAS No. 128, Earnings Per Share,

and all prior periods have been restated.

The Selected Financial Data presented below should be read in conjunction with

"Management's Discussion and Analysis of Financial Condition and Results of

Operations" under Item 7 of this Report and with the related Consolidated

Financial Statements and Notes thereto under Item 8 of this Report.



                            SELECTED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)





                                          1997        1996        1995        1994       1993

                                        --------    --------    --------    --------    -------


Income................................  $129,622    $ 99,089    $ 59,965    $ 40,865    $39,030

Expenses..............................   109,322      73,709      43,521      32,649     28,801

Net earnings before minority interest,

  preferred dividends and income

  taxes...............................    20,300      25,380      16,444       8,216     10,189

Net earnings before minority interest

  and preferred dividends(1)..........    35,785      39,129      15,244       5,445      6,799

Redeemable preferred dividends........     6,203       7,709       3,876          --         --

Net earnings to common

  shareholders(1).....................    29,425      31,420      11,368       5,445      6,799

Net earnings per common

  share -- Basic(1)...................      4.51        4.83        2.18        1.32       1.65

Net earnings per common share --

  Diluted(1)..........................      4.46        4.79        2.18        1.32       1.65

Dividends per common share............        --          --          --          --         --

At year end:

  Total assets........................   940,119     425,189     439,051     105,812     92,872

  Total notes payable.................   750,781     266,166     317,189      72,843     66,420

  Preferred stock.....................    41,908      53,617      55,555          --         --

Total common equity...................   112,758      84,802      52,788      27,122     19,359




---------------



(1) Includes $15.5 million and $13.7 million, respectively, of deferred tax benefits in 1997 and 1996



ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS



OVERVIEW



     The Company is a diversified financial services company engaged in residential and commercial mortgage banking, Portfolio Asset acquisition and resolution and consumer lending. The mortgage banking business involves the origination, acquisition and servicing of residential and commercial mortgage loans and the subsequent warehousing, sale or securitization of such loans through various public and private secondary markets. The Portfolio Asset acquisition and resolution business involves acquiring Portfolio Assets at a discount to Face Value and servicing and resolving such Portfolios in an effort to maximize the present value of the ultimate cash recoveries. The Company also seeks opportunities to originate and retain high yield commercial loans to businesses and to finance real estate projects that are unable to access traditional lending sources. The consumer lending business involves the acquisition, origination, warehousing, securitization and servicing of consumer receivables. The Company's current consumer lending operations are focused on the acquisition of sub-prime automobile receivables.



     The Company's financial results are affected by many factors including levels of and fluctuations in interest rates, fluctuations in the underlying values of real estate and other assets, and the availability and prices for loans and assets acquired in all of the Company's businesses. The Company's business and results of operations are also affected by the availability of financing with terms acceptable to the Company and the Company's access to capital markets, including the securitization markets.



     The Company consummated the Merger of J-Hawk and FCBOT in July 1995. The

Company's financial statements reflect the Merger as an acquisition of FCBOT by

J-Hawk. For periods prior to July 1995 (with the exception of the restatement for the Harbor Merger), the Company's financial statements reflect the activities of J-Hawk. During such periods, J-Hawk was principally engaged in the

Portfolio Asset acquisition and resolution business. The Harbor Merger, which occurred in July 1997, was accounted for as a pooling of interests. The

Company's historical financial statements have therefore been retroactively restated to include the financial position and results of operations of Mortgage

Corp. for all periods presented. As a result of the

Merger, the Harbor Merger and the significant period to period fluctuations in the revenues and earnings of the Company's Portfolio Asset acquisition and resolution business, period to period comparisons of the Company's results of operations may not be meaningful.



ANALYSIS OF REVENUES AND EXPENSES



     The following table summarizes the revenues and expenses of each of the

Company's businesses and presents the contribution that each business makes to the Company's operating margin.



                       ANALYSIS OF REVENUES AND EXPENSES





                                                                 YEAR ENDED DECEMBER 31,

                                                              -----------------------------

                                                               1997       1996       1995

                                                              -------    -------    -------

                                                                     (IN THOUSANDS,

                                                                 EXCEPT PER SHARE DATA)


MORTGAGE BANKING:

  Revenues:

     Net mortgage warehouse income..........................  $ 3,499    $ 3,224    $ 2,355

     Gain on sale of mortgage loans.........................   36,496     19,298      7,864

     Servicing fees.........................................   14,732     10,079      6,508

     Other..................................................   10,999      5,019      3,715

                                                              -------    -------    -------

          Total.............................................   65,726     37,620     20,442

  Expenses:

     Salaries and benefits..................................   30,398     16,105      8,673

     Amortization of mortgage servicing rights..............    7,550      4,091      3,823

     Interest on other notes payables.......................    1,187        423        437

     Occupancy, data processing, communication and other....   20,705     11,013      6,734

                                                              -------    -------    -------

          Total.............................................   59,840     31,632     19,667

                                                              -------    -------    -------

  Operating contribution before direct taxes................  $ 5,886    $ 5,988    $   775

                                                              =======    =======    =======

  Operating contribution, net of direct taxes...............  $ 7,975    $ 3,724    $   511

                                                              =======    =======    =======

PORTFOLIO ASSET ACQUISITION AND RESOLUTION:

  Revenues:

     Gain on resolution of Portfolio Assets.................  $24,183    $19,510    $11,984

     Equity in earnings of Acquisition Partnerships.........    7,605      6,125      3,834

     Servicing fees.........................................   11,513     12,440     10,903

     Other..................................................    4,402      6,592      4,205

                                                              -------    -------    -------

          Total.............................................   47,703     44,667     30,926

  Expenses:

     Salaries and benefits..................................    5,353      6,002      4,500

     Interest on other notes payable........................    7,084      6,447      3,931

     Asset level expenses, occupancy, data processing and

       other................................................   11,774     10,862      5,814

                                                              -------    -------    -------

          Total.............................................   24,211     23,311     14,245

                                                              -------    -------    -------

  Operating contribution before direct taxes................  $23,492    $21,356    $16,681

                                                              =======    =======    =======

  Operating contribution, net of direct taxes...............  $23,299    $21,210    $15,745

                                                              =======    =======    =======

CONSUMER LENDING:

  Revenues:

     Interest income........................................  $ 9,649    $ 3,604    $    --

     Servicing fees and other...............................      632         46         --

                                                              -------    -------    -------

          Total.............................................   10,281      3,650         --




                                                                 YEAR ENDED DECEMBER 31,

                                                              -----------------------------

                                                               1997       1996       1995

                                                              -------    -------    -------

                                                                     (IN THOUSANDS,

                                                                 EXCEPT PER SHARE DATA)


  Expenses:

     Salaries and benefits..................................    2,959        698         --

     Provision for loan losses..............................    6,613      2,029         --

     Interest on other notes payable........................    3,033      1,284         --

     Occupancy, data processing and other...................    3,414      1,469         --

                                                              -------    -------    -------

          Total.............................................   16,019      5,480

                                                              -------    -------    -------

  Operating contribution before direct taxes................  $(5,738)   $(1,830)   $    --

                                                              =======    =======    =======

  Operating contribution, net of direct taxes...............  $(5,741)   $(1,830)   $    --

                                                              =======    =======    =======

CORPORATE OVERHEAD:

  Interest income on Class A Certificate(1).................  $ 3,553    $11,601    $ 8,597

  Interest expense on senior subordinated notes.............       --     (3,892)    (4,721)

  Salaries and benefits, occupancy, professional and other

     income and expenses, net...............................   (5,275)    (7,843)    (4,888)

                                                              -------    -------    -------

          Total.............................................   (1,722)      (134)    (1,012)

                                                              -------    -------    -------

  Deferred tax benefit......................................   13,592     16,159         --

  Harbor Merger related expenses............................   (1,618)        --         --

                                                              -------    -------    -------

  Net earnings before minority interest and preferred

     dividends..............................................   35,785     39,129     15,244

  Minority interest.........................................     (157)        --         --

  Preferred dividends.......................................   (6,203)    (7,709)    (3,876)

                                                              -------    -------    -------

          Net earnings to common shareholders...............  $29,425    $31,420    $11,368

                                                              =======    =======    =======

SHARE DATA:

  Net earnings per common share -- basic....................  $  4.51    $  4.83    $  2.18

  Net earnings per common share -- diluted..................  $  4.46    $  4.79    $  2.18

  Weighted average common shares outstanding -- basic.......    6,518      6,504      5,223

  Weighted average common shares outstanding -- diluted.....    6,591      6,556      5,223




---------------



(1)  Represents dividends on preferred stock accrued or paid prior to June 30,

     1997 and interest paid on outstanding senior subordinated notes.

MORTGAGE BANKING



     The primary components of revenues derived by Mortgage Corp. and Capital

Corp. are net mortgage warehouse income, gain on sale of mortgage loans,

servicing fees earned for loan servicing activities, and other miscellaneous sources of revenues associated with the origination and servicing of residential and commercial mortgages. The principal components of expenses of Mortgage Corp.

and Capital Corp. are salaries and employee benefits, amortization of originated and acquired mortgage servicing rights, interest expense and other general and administrative expenses. The following paragraphs describe the principal factors affecting each of the significant components of revenues of Mortgage Corp. and

Capital Corp. The following table presents selected information regarding the revenues and expenses of the Company's mortgage banking business.



                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                                MORTGAGE BANKING





                                                                YEAR ENDED DECEMBER 31,

                                                         --------------------------------------

                                                            1997          1996          1995

                                                         ----------    ----------    ----------

                                                                 (DOLLARS IN THOUSANDS)


WAREHOUSE INVENTORY:

  Average inventory balance............................  $  329,112    $  138,035    $   59,823

  Net mortgage warehouse income:

     Dollar amount.....................................       3,499         3,224         2,355

     Percentage of average inventory balance...........        1.06%         2.34%         3.94%

GAIN ON SALE OF MORTGAGE LOANS:

  Gain on sale of mortgage loans as a percentage of

     loans sold:

     Residential.......................................        0.98%         1.16%         1.27%

     Home Equity.......................................        3.55%           --            --

  OMSR income as a percentage of residential mortgage

     loans sold........................................        1.75%         1.79%         1.82%

SERVICING REVENUES:

  Average servicing portfolios:

     Residential.......................................  $3,661,031    $2,144,298    $1,262,497

     Commercial........................................   1,134,348       109,581       124,710

     Sub-serviced......................................     741,174       305,149            --

  Servicing fees:

     Residential.......................................  $   13,091    $    9,625    $    6,394

     Commercial........................................         809           126           114

     Sub-serviced......................................         832           328            --

                                                         ----------    ----------    ----------

          Total........................................      14,732        10,079         6,508

  Annualized servicing fee percentage:

     Residential.......................................        0.36%         0.45%         0.51%

     Commercial........................................        0.07%         0.11%         0.09%

     Sub-serviced......................................        0.11%         0.11%           --

  Gain on sale of servicing rights.....................  $    4,246    $    2,641    $    2,011

  Amortization of servicing rights:

     Servicing rights amortization.....................  $    7,481    $    4,091    $    3,823

     Servicing rights amortization as a percentage of

       average servicing portfolio.....................        0.20%         0.19%         0.30%

PERSONNEL:

  Personnel expenses...................................  $   30,398    $   16,105    $    8,673

  Number of personnel (at period end):

     Production........................................         586           319           225

     Servicing.........................................         118            93            49

     Other.............................................         255           155            98

                                                         ----------    ----------    ----------

          Total........................................         959           567           372

     Salaried..........................................          87%           84%           82%

     Commission........................................          13%           16%           18%


  Net Mortgage Warehouse Income



     Mortgage Corp. originates or acquires residential mortgage loans, which are recorded as mortgage loans held for sale and financed under warehouse credit facilities pending sale. The difference between interest income on the originated or acquired loans and the cost of warehouse borrowings is recorded as net mortgage warehouse income. The amount of recorded net mortgage warehouse income varies with the average volume of loans in the warehouse and the spread between the coupon rate of interest on the loans and the interest cost of the warehouse credit facility.



  Gain on Sale of Mortgage Loans



     Residential mortgage loans originated or acquired by Mortgage Corp.

currently are accumulated in inventory and held for sale. The disposition of the loans generally produces a gain. Such gains result from the cash sale of the mortgage loans and the additional recognition of the value of mortgage servicing rights as proceeds, less the basis of the mortgage loans sold.



     As of December 31, 1997, Capital Corp. had not completed a securitization of Home Equity Loans. The portion of the Company's mortgage banking business conducted through Capital Corp. is devoted to the acquisition of Home Equity

Loans with the expectation that they will be pooled and sold in public or private securitization transactions. Gains on the securitization and sale of

Home Equity Loans represent the amount by which the proceeds received (including the estimated value of retained subordinated interests) exceed the basis of the

Home Equity Loans and the costs associated with the securitization process. The retained interests will be valued at the discounted present value of the cash flows expected to be realized over the anticipated average life of the assets sold after deducting future estimated credit losses, estimated prepayments,

servicing fees and other securitization fees related to the Home Equity Loans sold. The recorded value of retained interests will be computed using Capital

Corp.'s assumptions of market discount rates, prepayment speeds, default rates,

credit losses and other costs based upon the unique underlying characteristics of the Home Equity Loans comprising each securitization.



     Capital Corp. expects that the assumptions it will use in its securitization transactions will include discount rates of 15% and prepayment speeds at annualized rates starting at approximately 4% per year and, depending upon the mix of fixed and variable rate and prepayment penalty provisions of the underlying loans, increasing to 25% to 40% per year. Loss assumptions are expected to vary depending upon the mix of the credit quality and loan to value characteristics of the underlying loans that are securitized. The actual assumptions used by Capital Corp. in its securitization transactions will vary based on numerous factors, including those listed above, and there can be no assurance that actual assumptions will correspond to Capital Corp.'s current expectations.



  Servicing Fees and Amortization of Mortgage Servicing Rights



     A significant component of Mortgage Corp.'s residential mortgage banking business is attributable to the future right to service the residential mortgage loans it originates or acquires. Mortgage Corp. generally retains the servicing right upon the sale of the originated loan (and expects to retain such rights upon securitization) and records the value of such right as mortgage servicing rights on its balance sheet. Subsequently, Mortgage Corp. earns revenues as compensation for the servicing activities it performs. Mortgage Corp. amortizes the mortgage servicing right asset as a periodic expense to allocate the cost of the servicing right to the income generated on a periodic basis.



     The recorded values of mortgage servicing rights are reviewed on a quarterly basis by comparing the fair market value of these rights as determined by a third party to their recorded values. Based on this review, Mortgage Corp.

either adjusts amortization rates of such mortgage servicing rights or, if there is any impairment in value, records a charge to earnings in the period during which such impairment is deemed to have occurred. The fair market value of mortgage servicing rights is heavily impacted by the relative levels of residential mortgage interest rates. When interest rates decline, underlying loan prepayment speeds generally increase. Prepayments in excess of anticipated levels will cause actual fair market values of mortgage servicing rights to be less than recorded values thereby resulting in increases in the rates of amortization, or a revaluation of recorded mortgage servicing rights as described above.



     A decline in interest rates generally contributes to higher levels of mortgage loan origination (particularly refinancings) and the related recognition of increased levels of gain on sale of mortgage loans. The ability of Mortgage Corp. to originate loans and its ability to regenerate the recorded value of its servicing portfolio on an annualized basis also provides Mortgage

Corp. with the ability to approximately replace the recorded value of its residential servicing portfolio in a one-year time frame, based upon current origination levels. Loans originated during periods of relatively low interest rates generate servicing rights with a higher overall value due to the decreased probability of future prepayment by the borrower. Accordingly, Mortgage Corp.

believes that it has an inherent hedge against a significant and swift decline in the value of its recorded mortgage servicing rights. There can be no assurance that, in the long term, Mortgage Corp. will be able to continue to maintain an even balance between the production capacity of its origination network and the principal value of its servicing portfolio.



     In an environment of increasing interest rates, the rate of current and projected future prepayments decreases, resulting in increases in fair market values of mortgage servicing rights. Although the Company does not recognize gain as a result of such increases in fair market values, it may decrease the rate of amortization of the mortgage servicing rights. In addition, in periods of rising interest rates, mortgage loan origination rates generally decline.



  Other



     In its commercial mortgage business, Mortgage Corp. generates loan origination fees paid by commercial borrowers for underwriting and application activities performed by Mortgage Corp. as a correspondent of various insurance company and conduit lenders. In addition, Mortgage Corp. generates other fees and revenues from various activities associated with originating and servicing residential and commercial mortgage loans and in its construction lending activities. Mortgage Corp. has in the past sold, and may in the future sell, a portion of its rights to service residential mortgage loans. The results of such sales are recorded as gains on sales of mortgage servicing rights and reflected as a component of other revenue.



PORTFOLIO ASSET ACQUISITION AND RESOLUTION



     Revenues at Commercial Corp. consist primarily of cash proceeds on disposition of assets acquired in Portfolio Asset acquisitions for Commercial

Corp.'s own account and its equity in the earnings of affiliated Acquisition

Partnerships. In addition, Commercial Corp. derives servicing fees from

Acquisition Partnerships for the servicing activities performed related to the assets held in the Acquisition Partnerships. Following the Merger, Commercial

Corp. serviced assets held in an affiliated liquidating trust created for the benefit of former FCBOT shareholders (the "Trust") and derived servicing fees for its activities under a servicing agreement between the Trust and Commercial

Corp. During the first quarter of 1997, the Trust terminated the servicing agreement and paid Commercial Corp. a termination payment of $6.8 million representing the present value of servicing fees projected to have been earned by Commercial Corp. upon the liquidation of the assets of the Trust, which was expected to occur principally in 1997.



     In its Portfolio Asset acquisition and resolution business, Commercial

Corp. acquires Portfolio Assets that are designated as nonperforming, performing or real estate. Each Portfolio is accounted for as a whole and not on an individual asset basis. To date, a substantial majority of the Portfolio Assets acquired by Commercial Corp. have been designated as nonperforming. Once a

Portfolio has been designated as either nonperforming or performing, such designation is not changed regardless of the performance of the assets comprising the Portfolio. The Company recognizes revenue from Portfolio Assets and Acquisition Partnerships based on proceeds realized from the resolution of

Portfolio Assets, which proceeds have historically varied significantly and likely will continue to vary significantly from period to period. The following table presents selected information regarding the revenues and expenses of the

Company's Portfolio Asset acquisition and resolution business.

                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                   PORTFOLIO ASSET ACQUISITION AND RESOLUTION





                                                                 YEAR ENDED DECEMBER 31,

                                                              -----------------------------

                                                               1997       1996       1995

                                                              -------    -------    -------

                                                                 (DOLLARS IN THOUSANDS)


GAIN ON RESOLUTION OF PORTFOLIO ASSETS:

  Average investment:

     Nonperforming Portfolios...............................  $61,764    $42,123    $27,298

     Performing Portfolios..................................    9,759     10,280      3,776

     Real estate Portfolios.................................   21,602     30,224     39,795

  Gain on resolution of Portfolio Assets:

     Nonperforming Portfolios...............................  $20,288    $11,635    $10,189

     Real estate Portfolios.................................    3,895      7,875      1,795

                                                              -------    -------    -------

       Total................................................   24,183     19,510     11,984

  Interest income on performing Portfolios..................  $ 2,052    $ 2,603    $ 1,112

  Gross profit percentage on resolution of Portfolio Assets:

     Nonperforming Portfolios...............................     27.8%      38.5%      28.0%

     Real estate Portfolios.................................     27.9%      19.3%      21.6%

     Weighted average gross profit percentage...............     27.8%      27.5%      26.8%

  Interest yield on performing Portfolios...................     21.0%      25.3%      29.5%

SERVICING FEE REVENUES:

  Acquisition Partnerships..................................  $ 4,363    $ 6,468    $ 6,834

  Trust.....................................................    6,800      4,241      3,110

  Affiliates................................................      350      1,731        959

                                                              -------    -------    -------

       Total................................................   11,513     12,440     10,903

PERSONNEL:

  Personnel expenses........................................  $ 5,353    $ 6,002    $ 4,500

  Number of personnel (at period end):

     Production.............................................        9         12          9

     Servicing..............................................       68        107        116

INTEREST EXPENSE:

  Average debt..............................................  $85,262    $64,343    $36,348

  Interest expense..........................................    7,084      6,447      3,931

  Average yield.............................................      8.3%      10.0%      10.8%




  Nonperforming Portfolio Assets



     Nonperforming Portfolio Assets consist primarily of distressed loans and loan related assets, such as foreclosed-upon collateral. Portfolio Assets are designated as nonperforming unless substantially all of the assets comprising the Portfolio are being repaid in accordance with the contractual terms of the underlying loan agreements. Commercial Corp. acquires such assets on the basis of an evaluation of the timing and amount of cash flow expected to be derived from borrower payments or disposition of the underlying asset securing the loan.

On a monthly basis, the amortized cost of each nonperforming Portfolio is evaluated for impairment. A valuation allowance is established for any impairment identified with provisions to establish such allowance charged to earnings in the period identified.



     All nonperforming Portfolio Assets are purchased at substantial discounts from their Face Value. Net gain on the resolution of nonperforming Portfolio

Assets is recognized to the extent that proceeds collected on the Portfolio exceed a pro rata portion of allocated costs of the resolved Portfolio Assets.

Proceeds from the resolution of Portfolio Assets that are nonperforming are recognized as cash is realized from the collection, disposition and other resolution activities associated with the Portfolio Assets. No interest income or any other yield component of revenue is recognized separately on nonperforming Portfolio Assets.

  Performing Portfolio Assets



     Performing Portfolio Assets consist of consumer and commercial loans acquired at a discount from the aggregate amount of Face Value. Portfolio Assets are classified as performing if substantially all of the loans comprising the

Portfolio are being repaid in accordance with the contractual terms of the underlying loan agreements. On a monthly basis, the amortized cost of each performing Portfolio is evaluated for impairment. A valuation allowance is established for any identified impairment with provisions to establish such allowance charged to earnings in the period identified.



     Interest income is recognized when accrued in accordance with the contractual terms of the loans. The accrual of interest is discontinued once a loan becomes past due 90 days or more. Acquisition discounts for the Portfolio

Assets as a whole are accreted as an adjustment to yield over the estimated life of the Portfolio.



  Real Estate Portfolios



     Commercial Corp. also acquires Portfolios comprised solely of real estate.

Real estate Portfolios are recorded at the lower of cost or fair value less estimated costs to sell. Costs relating to the development or improvement are capitalized and costs relating to holding assets are charged to expense as incurred. Rental income, net of expenses, is recognized as revenue when received. Gains and losses are recognized based on the allocated cost of each specific real estate asset.



  Equity in Earnings of Acquisition Partnerships



     Commercial Corp. accounts for its investments in Acquisition Partnerships using the equity method of accounting. This accounting method generally results in the pass-through of its pro rata share of earnings from the Acquisition

Partnerships' activities as if it had a direct investment in the underlying

Portfolio Assets held by the Acquisition Partnership. The revenues and earnings of the Acquisition Partnerships are determined on a basis consistent with the accounting methodology applied to nonperforming, performing and real estate

Portfolios described in the preceding paragraphs.



     Distributions of cash flow from the Acquisition Partnerships are a function of the terms and covenants of the loan agreements related to the secured borrowings of the Acquisition Partnerships. Generally, the terms of the underlying loan agreements permit some distribution of cash flow to the equity partners so long as loan to cost and loan to value relationships are in compliance with the terms and covenants of the applicable loan agreement. Once the secured borrowings of the Acquisition Partnerships are fully paid, all cash flow in excess
of operating expenses is available for distribution to the equity partners. The following chart presents selected information regarding the revenues and expenses of the Acquisition Partnerships.



                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                            ACQUISITION PARTNERSHIPS





                                                                 YEAR ENDED DECEMBER 31,

                                                             --------------------------------

                                                               1997        1996        1995

                                                             --------    --------    --------

                                                                  (DOLLARS IN THOUSANDS)


GAIN ON RESOLUTION OF PORTFOLIO ASSETS:

  Gain on resolution of Portfolio Assets...................  $ 26,533    $ 39,505    $ 51,370

  Gross profit percentage on resolution of Portfolio

     Assets................................................      16.7%       22.7%       27.2%

  Interest income on performing Portfolios.................  $  8,432    $  7,870    $     --

  Other interest income....................................     1,053         862          --

INTEREST EXPENSE:

  Interest expense.........................................    10,294      22,065      26,482

  Average debt.............................................   111,422     188,231     223,028

  Average interest cost....................................      9.24%      11.72%      11.87%

OTHER EXPENSES:

  Servicing fees...........................................  $  4,353    $  6,809    $  6,834

  Legal....................................................     1,957       2,266       2,109

  Property protection......................................     3,956       5,712       3,797

  Other....................................................       531         693       2,606

                                                             --------    --------    --------

          Total other expenses.............................    10,797      15,480      15,346

                                                             --------    --------    --------

NET EARNINGS...............................................  $ 14,927    $ 10,692    $  9,542

                                                             ========    ========    ========




     The above table does not include equity earnings from the Acquisition

Partnerships operating in France, which equaled $519,000 in 1997.



  Servicing Fee Revenues



     Commercial Corp. derives fee income for its servicing activities performed on behalf of the Acquisition Partnerships. Prior to the second quarter of 1997,

Commercial Corp. also derived servicing fees from the servicing of assets held in the Trust. In connection with the Acquisition Partnerships, Commercial Corp.

earns a servicing fee of between 3% and 8% of gross cash collections generated by the Acquisition Partnerships, rather than a periodic management fee based on the Face Value of the assets being serviced. The rate of servicing fee charged is a function of the average Face Value of the assets within each Portfolio being serviced (the larger the average Face Value of the assets in a Portfolio,

the lower the fee percentage within the prescribed range).

CONSUMER LENDING



     The primary components of revenue derived by Consumer Corp. are interest income and gain on sale of loans. The primary expenses of Consumer Corp. are salaries and benefits, provision for loan losses and interest expense. The following chart presents selected information regarding the revenues and expenses of Consumer Corp.'s consumer lending business during 1997 and 1996.



                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                                CONSUMER LENDING





                                                              YEAR ENDED DECEMBER 31,

                                                              ------------------------

                                                                1997           1996

                                                              ---------      ---------

                                                               (DOLLARS IN THOUSANDS)


INTEREST INCOME:

  Average loans

     Auto...................................................   $50,154        $19,740

     Other..................................................     3,558            144

  Interest income

     Auto...................................................     9,067          3,546

     Other..................................................       570             30

  Average yield

     Auto...................................................      18.1%          18.0%

     Other..................................................      16.0%          20.8%

SERVICING REVENUES:

  Affiliates................................................   $   553        $    16

PERSONNEL:

  Personnel expenses........................................   $ 2,959        $   698

  Number of personnel (at period end):

     Production.............................................        53             15

     Servicing..............................................        53             26

INTEREST EXPENSE:

  Average debt..............................................   $34,129        $14,885

  Interest expense..........................................     3,016          1,258

  Average yield.............................................       8.8%           8.5%




  Interest Income



     Interest income is accrued on originated and acquired loans at the contractual rate of interest of the underlying loan. The accrual of interest income is discontinued once a loan becomes 90 days past due.



  Gain on Sale of Loans



     Funding Corp. intends to accumulate and pool automobile loans acquired from franchised dealerships for sales in public and private securitization transactions. Such transactions are expected to result in the recognition of gains to the extent that the proceeds received (including the estimated value of the retained subordinated interests) exceed the basis of the automobile loans and the costs associated with the securitization process. When the automobile loans are securitized and sold, the retained interests will be valued at the discounted present value of the cash flows expected to be realized over the anticipated average life of the assets sold after future estimated credit losses, estimated prepayments, servicing fees and other securitization fees related to the loans sold. The discounted present value of such interests will be computed using Consumer Corp.'s assumptions of market discount rates,

prepayment speeds, default rates, credit losses and other costs based upon the unique underlying characteristics of the automobile loans comprising each securitization.

     In its securitization transaction completed in 1997, Consumer Corp. assumed that losses would approximate an aggregate of 14% of the outstanding principal balance of the underlying loans. Consumer Corp. calculated the present value of future cash flows from the securitization using discount rates of 12% to 15% per year.



  Provision for Loan Losses



     The carrying value of consumer loans is evaluated on a monthly basis for impairment. A valuation allowance is established for any impairment identified with provisions to augment the allowance charged to earnings in the period identified. The evaluation of the need for an allowance is determined on a pool basis, with each pool being the loans originated or acquired during a quarterly period of production or acquisition. Loans generally are acquired at a discount from the Face Value of the loan with the acquisition discount established as an allowance for losses at the acquisition date of the loan. If the initially established allowance is deemed to be insufficient, additional allowances are established through provisions charged to earnings.



     The operating margin of Consumer Corp. was significantly impacted by 1997 provisions for loan losses in the amount of approximately $6.6 million related to the loans originated in Consumer Corp.'s sub-prime auto receivable business.

The Company's initial venture into the sub-prime automobile market involved the acquisition of a distressed sub-prime portfolio from a secured lender. Following the acquisition of the portfolio, the Company began the acquisition of additional loans on an indirect basis from financial institutions who originated loans pursuant to contractual agreements with a subsidiary of Consumer Corp. The

Company concluded that the contractual underwriting standards and the purchase discounts on which the initial program was based were insufficient to generate automobile loans of acceptable quality to the Company. As a result, the Company terminated its obligations with the financial institutions participating in the original origination program effective January 31, 1998. The continued flow of production into 1998 will require that the Company continue to provide for the losses anticipated on such loans in 1998.



     Based upon the experience gained with its initial consumer origination program, the Company undertook to develop an origination and underwriting approach that would give Consumer Corp. significantly greater control over the origination and pricing standards governing its consumer lending activities. The formation of Funding Corp. resulted from these development activities. The underwriting process and purchase discount methodology employed by Funding Corp.

has significantly changed the underwriting criteria and purchase standards of

Consumer Corp. from the methodology employed during the majority of 1996 and

1997. In Funding Corp.'s case, the objectives established for purchasing loans from originating dealers are designed to result in the purchase discount equaling or exceeding the expected loss for all loans acquired.



BENEFIT (PROVISION) FOR INCOME TAXES



     As a result of the Merger, the Company has substantial federal NOLs, which can be used to offset the tax liability associated with the Company's pre-tax earnings until the earlier of the expiration or utilization of such NOLs. The

Company accounts for the benefit of the NOLs by recording the benefit as an asset and then establishing an allowance to value the net deferred tax asset at a value commensurate with the Company's expectation of being able to utilize the recognized benefit in the next three to four year period. Such estimates are reevaluated on a quarterly basis with the adjustment to the allowance recorded as an adjustment to the income tax expense generated by the quarterly earnings.

Significant events that change the Company's view of its currently estimated ability to utilize the tax benefits, such as the Harbor Merger in the third quarter of 1997, result in substantial changes to the estimated allowance required to value the deferred tax benefits recognized in the Company's periodic financial statements. Similar events could occur in the future, and would impact the quarterly recognition of the Company's estimate of the required valuation allowance associated with its NOLs.



     Earnings for 1997 and 1996 were significantly increased by the recognition of tax benefits resulting from the Company's reassessment of the valuation allowance related to its NOL asset. Realization of the asset is dependent upon generating sufficient taxable earnings to utilize the NOL. Prior to 1996, the deferred tax asset resulting from the Company's NOL was entirely offset by its valuation reserve. In 1997 and 1996, the valuation reserve was adjusted based on the Company's estimate of its future pre-tax income. The amount of tax benefits recognized will be adjusted in future periods should the estimates of future taxable income change. If there are changes in the estimated level of the required reserve, net earnings will be affected accordingly.



FIRSTCITY LIQUIDATING TRUST AND EXCHANGE OF PREFERRED STOCK



     In connection with the Merger, the Company received the Class A Certificate of the Trust (the "Class A Certificate"). Distributions from the Trust in respect of the Class A Certificate were used to retire the senior subordinated notes of the Company and to pay dividends on, and repurchase some of, the special preferred stock of the Company (the "Special Preferred"). Pursuant to a

June 1997 settlement agreement with the Company, the Trust's obligation to the

Company under the Class A Certificate was terminated (other than the Trust's obligation to reimburse the Company for certain expenses) in exchange for the

Trust's agreement to pay the Company an amount equal to $22.75 per share for the

1,923,481 shares of Special Preferred outstanding at June 30, 1997, the 1997 second quarter dividend of $0.7875 per share, and 15% interest from June 30,

1997 on any unpaid portion of the settlement agreement. Under such agreement,

the Company assumes the obligation for the payment of the liquidation preference amount and the future dividends on the Special Preferred. As of December 31,

1997, the Trust had distributed $44.1 million to the Company under the settlement agreement.



     In June 1997, the Company began an offer to exchange one share of newly issued adjusting rate preferred stock ("Adjusting Rate Preferred") for each outstanding share of Special Preferred. The Company completed such exchange offer in the third quarter of 1997 pursuant to which 1,073,704 shares of Special

Preferred were tendered for a like number of shares of Adjusting Rate Preferred.

The Special Preferred has a redemption value of $21.00 per share, a 15% annual dividend rate and a redemption date of September 30, 1998. The Adjusting Rate

Preferred has a redemption value of $21.00 per share and a 15% annual dividend rate through September 30, 1998, at which time the dividend rate is reduced to

10% per annum. The Adjusting Rate Preferred is redeemable by the Company on or after September 30, 2003, with a mandatory maturity date of September 30, 2005.



     The redemption by the Trust of its obligation on the Class A Certificate represented a premium over the redemption value of the Special Preferred, which is reflected as a deferred credit in the Company's financial statements. The deferred credit is being accreted to income over the weighted average life of the Special Preferred and the Adjusting Rate Preferred.



RESULTS OF OPERATIONS



     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company (including the Notes thereto) included elsewhere in this Annual Report on Form 10-K.



  1997 COMPARED TO 1996



     The Company reported net earnings before minority interest and preferred dividends of $35.8 million in 1997 (including a $15.5 million deferred tax benefit) compared to $39.1 million in 1996 (including a $13.7 million deferred tax benefit). Net earnings to common shareholders were $29.4 million in 1997 compared to $31.4 million in 1996. On a per share basis, basic net earnings attributable to common shareholders were $4.51 in 1997 compared to $4.83 in

1996. Diluted net earnings per common share were $4.46 in 1997 compared to $4.79 in 1996.



  Mortgage Banking



     Mortgage Corp. experienced significant revenue growth in 1997 relative to

1996. The Direct Retail and Broker Retail origination networks experienced substantial growth in levels of origination volume reflecting, in part, the level of capital that has been contributed to Mortgage Corp. by the Company following the Harbor

Merger and relatively lower interest rates in 1997 compared to 1996. Such revenue growth was partially offset by increases in operating expenses associated with the increased levels of origination volume.



     The Company entered the mortgage conduit business in August 1997 with the formation of Capital Corp. Capital Corp. has generated nominal interest revenue from its acquired Home Equity Loans, has incurred interest expense to finance the acquisition of such loans and has incurred general and administrative expenses in its start-up phase.



     Gain on sale of mortgage loans. Gain on sale of mortgage loans increased by

89% to $36.5 million in 1997 from $19.3 million in 1996. This increase was the result of substantial increases in the levels of residential mortgage loan origination generated principally by the Broker Retail network of Mortgage Corp.

and, to a lesser extent, the Direct Retail network of Mortgage Corp., and the resulting sales of such loans to government agencies and other investors. The change in the gain on sale percentage recognized in 1997 compared to 1996 is the result of the sale, on a servicing released basis, of approximately $120 million of Home Equity Loans in 1997.



     Net mortgage warehouse income. Net mortgage warehouse income increased by

8.5% to $3.5 million in 1997 from $3.2 million in 1996. This increase is the result of a significant increase in the average balance of loans held in inventory during the year offset by a decrease in the spread earned between the interest rate on the underlying mortgages and the interest cost of the warehouse credit facility as the overall levels of interest rates on residential mortgage loans reached their lowest levels in several years.



     Servicing fee revenues. Servicing fee revenues increased by 46.2% to $14.7 million in 1997 from $10.1 million in 1996 as a result of an increase in the size of the servicing portfolio. Mortgage Corp. increased its servicing portfolio with the purchase, in the second quarter of 1996, of Hamilton

Financial Services Corporation ("Hamilton") and its right to service approximately $1.7 billion in mortgage loans, and by retaining the servicing rights to a substantial portion of the residential mortgage loans originated since the Harbor Merger. In addition, Mortgage Corp. substantially increased its commercial mortgage servicing portfolio and its ability to originate commercial mortgage loans for correspondents and conduit lenders with the purchase, in the second quarter of 1997, of MIG Financial Corporation ("MIG"), a commercial loan origination and servicing company based in California with a $1.6 billion commercial mortgage servicing portfolio.



     Other revenues. Other revenues increased by 119% to $11.0 million in 1997 from $5.0 million in 1996. This increase resulted from an increase in the gain on sale of mortgage servicing rights of $1.6 million to $4.2 million in 1997 from $2.6 million in 1996 and an increase of $2.2 million in fee income associated with residential and commercial mortgage origination activity.



     Operating expenses. Operating expenses of Mortgage Corp. increased by 89.2%

to $59.8 million in 1997 from $31.6 million in 1996. The acquisition of Hamilton in 1996 and MIG in 1997, both of which were accounted for as purchases by

Mortgage Corp., produced higher relative totals for all components of Mortgage

Corp.'s operating expenses in 1997 compared to 1996. The commencement of Capital

Corp.'s operations in late 1997 also contributed to the year over year increases.



     Salaries and benefits increased by $14.3 million in 1997 compared to 1996 reflecting the over 400 additional staff required to support the increase in origination volumes derived principally from the Broker Retail network and, to a lesser extent, the Direct Retail network, and the increase in the size and number of loans in the residential and commercial servicing portfolios in 1997 compared to 1996.



     Amortization of mortgage servicing rights increased in 1997 compared to

1996 as a result of the substantially larger investment in mortgage servicing rights in 1997 compared to 1996. Interest on other notes payable (the portion not associated with Mortgage Corp.'s warehouse credit facility) increased due to increased working capital borrowings during 1997 as compared to 1996.



     Occupancy expense increased by $3.6 million in 1997 compared to 1996 as the result of the opening or acquisition of several new offices in 1997 in the

Broker Retail and Direct Retail networks. Increases in data processing, communication and other expenses in 1997 compared to 1996 resulted from the substantial increases in the production and servicing volumes experienced during 1997.



  Portfolio Asset Acquisition and Resolution



     Commercial Corp. purchased $183.2 million of Portfolio Assets during 1997 for its own account and through the Acquisition Partnerships compared to $205.5 million in acquisitions in 1996. Commercial Corp.'s year end investment in

Portfolio Assets increased to $90.0 million in 1997 from $76.2 million in 1996.

Commercial Corp. invested $37.1 million in equity in Portfolio Assets in 1997 compared to $36.0 million in 1996.



     Net gain on resolution of Portfolio Assets. Proceeds from the resolution of

Portfolio Assets increased by 22.8% to $87.1 million in 1997 from $70.9 million in 1996. The net gain on resolution of Portfolio Assets increased by 24.0% to

$24.2 million in 1997 from $19.5 million in 1996 as the result of increased cash proceeds and a higher gross profit percentage in 1997 compared to 1996. The gross profit percentage on the proceeds from the resolution of Portfolio Assets in 1997 was 27.8% as compared to 27.5% in 1996.



     Equity in earnings of Acquisition Partnerships. Proceeds from the resolution of Portfolio Assets for the Acquisition Partnerships declined by

38.0% to $107.8 million in 1997 from $174.0 million in 1996 while the gross profit percentage on proceeds increased to 25.2% in 1997 from 22.7% in 1996.

Offsetting the decline in cash proceeds was the reduction in interest and other expenses incurred by the Acquisition Partnerships in 1997 compared to 1996.

Interest income in the Acquisition Partnerships increased nominally while interest expense decreased by $11.8 million in 1997 compared to 1996. The year to year comparisons result from the relative levels of interest earning assets and interest bearing liabilities carried by the Acquisition Partnerships in each of the two periods. In addition, the effect of refinancing Acquisition

Partnership Portfolio Assets reduced average interest rates incurred on borrowings in 1997 to 9.2% from 11.7% in 1996. Other expenses of the Acquisition

Partnerships decreased by $4.7 million in 1997 generally reflecting the relatively lower costs associated with the resolution of Portfolio Assets in somewhat mature partnerships as compared to the property protection and improvement expenses normally associated with new Portfolio Asset acquisitions.

The net result was an overall increase in the net income of the Acquisition

Partnerships of 39.6% to $14.9 million in 1997 from $10.7 million in 1996. As a result, Commercial Corp.'s equity earnings from Acquisition Partnerships increased by 24.2% to $7.6 million in 1997 from $6.1 million in 1996.



     Servicing fee revenues. Servicing fee revenues decreased by 7.5% to $11.5 million in 1997 from $12.4 million in 1996. Servicing fees reported during 1997 included the receipt of a $6.8 million cash payment related to the early termination of a servicing agreement between the Company and the Trust, under which the Company serviced the assets of the Trust. The $6.8 million payment represents the present value of servicing fees projected to have been earned by

Commercial Corp. upon liquidation of the Trust assets, which was expected to occur principally in 1997. Servicing fees earned from the Trust in 1996 were

$4.2 million. Excluding fees related to Trust assets, servicing fees decreased by 42.7% to $4.7 million in 1997 from $8.2 million in 1996 as a result of decreased collection levels in the Acquisition Partnerships and affiliated entities.



     Other revenues. Other revenues declined to $4.4 million in 1997 compared to

$6.6 million in 1996 as a result of reduced levels of rental income derived from lower average investments in real estate Portfolios in 1997 as compared to 1996.



     Operating expenses. Operating expenses increased to $24.2 million in 1997 from $23.3 million in 1996. The relatively stable levels of operating expenses incurred by Commercial Corp. in 1997 compared to 1996 reflect the relatively consistent levels of investment and servicing activities associated with

Commercial Corp.'s operations during such periods.



     Salaries and benefits declined in 1997 as a result of the consolidation of some of the servicing offices as the Portfolios being serviced in the closed offices reached final resolution.



     Interest on other notes payable increased as a result of increased average borrowing levels in 1997 as compared to 1996 offset by lower average costs of borrowings.

     Asset level expenses incurred in connection with the servicing of Portfolio

Assets increased in 1997 compared to 1996 as a result of the increase in investments in Portfolio Assets in 1997 compared to 1996. Occupancy and other expenses decreased as a result of the consolidation of servicing offices in

1997.



  Consumer Lending



     Consumer Corp.'s revenues and expenses in 1997 were derived principally from its original sub-prime automobile financing program, which was established during the first quarter of 1996. Consumer Corp. terminated its obligations to the financial institutions participating in such program effective as of January

31, 1998. In late 1997 Consumer Corp., through its 80% owned subsidiary, Funding

Corp., established a new sub-prime automobile financing program through which it originates automobile loans through direct relationships with franchised automobile dealerships. Substantially all of Consumer Corp.'s activities are expected to be conducted through Funding Corp. during 1998.



     Interest income. Interest income on consumer loans increased by 168% to

$9.6 million in 1997 from $3.6 million in 1996 reflecting increased levels of loan origination activity in 1997 as compared to 1996 and an increase in the average balance of aggregate loans held by Consumer Corp. during 1997.



     Interest expense. Interest expense increased by 136% to $3.0 million in

1997 from $1.3 million in 1996 as a result of an increase in the average outstanding level of borrowings secured by automobile receivables to $34.1 million in 1997 from $14.9 million in 1996. The average rate at which such borrowings incurred interest increased to 8.8% from 8.5% for the same period.



     Operating expenses. Salaries and benefits increased by 324% to $3.0 million in 1997 from $0.7 million in 1996 as a result of the increased levels of operating activity in 1997 as compared to 1996. In addition, during the later portion of 1997, Consumer Corp.'s operating expenses reflected the duplicative effects of the start up of Funding Corp. while still operating the indirect origination program.



     Provision for loan losses. The provision for loan losses on automobile receivables increased by 226% to $6.6 million in 1997 from $2.0 million in 1996.

The increase is attributable to loan originations of $89.8 million in 1997 compared to loan originations of $17.6 million in 1996. Consumer Corp. increased its rate of provision for loan losses based on its determination that the discount rate at which it acquired loans under its original origination program did not properly provide for the losses expected to be realized on the acquired loans. The origination program currently operated by Funding Corp. generally allows for the acquisition of loans from automobile dealerships at a larger discount from par than Consumer Corp.'s original financing program. The Company believes that such acquisition prices more closely approximate the expected loss per occurrence on the loans originated. To the extent that Funding Corp. cannot match such discount to expected losses, additional provisions might, in the future, be required to properly provide for the risk of loss on the loans originated. The Company expects to incur provisions for loan losses in 1998 on automobile loans acquired by it during early 1998 through its original origination program.



     Securitization of automobile loans. During the second quarter of 1997,

Consumer Corp. completed its first sale and securitization of automobile loans.

Consumer Corp. has retained subordinated interests in the form of nonrated tranches and excess spreads resulting from the securitization transaction and reflected an aggregate of $6.7 million in such interests at December 31, 1997.



  Other Items Affecting Net Income



     The following items affect the Company's overall results of operations and are not directly related to any one of the Company's businesses discussed above.



     Corporate overhead. Interest income on the Class A Certificate during 1997 represents reimbursement to the Company from the Trust of accrual of dividends of $3.6 million on special preferred stock through June 30, 1997 and interest paid under a June 1997 agreement to retire the Class A Certificate. Company level interest expense declined by 49.8% to $1.1 million in 1997 from $2.2 million in 1996 as a result of lower volumes of debt associated with the equity required to purchase Portfolio Assets, equity interests in Acquisition

Partnerships and capital support to operating subsidiaries. The Company incurred less indebted-
ness in 1997 because a substantial portion of the Company's funding needs in

1997 were met by the Trust's redemption of its obligation under the Class A

Certificate. Other corporate income increased due to interest earned on the excess liquidity derived from the Trust's redemption of the Class A Certificate.

Salary and benefits, occupancy and professional fees account for the majority of other overhead expenses, which decreased in 1997 compared to 1996 as a result of the decrease in the amount of executive and other officer bonuses granted in

1997 compared to 1996.



     Income taxes. Federal income taxes are provided at a 35% rate applied to taxable income and are offset by NOLs that the Company believes are available to it as a result of the Merger. The tax benefit of the NOLs is recorded in the period during which the benefit is realized. The Company reported a deferred tax benefit of $13.6 million in 1997 as compared to a benefit of $16.2 million in

1996.



     Harbor Merger related expenses. In 1997 the Company incurred Harbor Merger related expenses of $1.6 million for legal, other professional and financial advisory costs associated with the Harbor Merger.



  1996 COMPARED TO 1995



     The Company reported net earnings before minority interest and preferred dividends of $39.1 million in 1996 (including a $13.7 million deferred tax benefit) compared to $15.2 million in 1995. Net earnings to common shareholders were $31.4 million in 1996 compared to $11.4 million in 1995. On a per share basis, basic net earnings attributable to common shareholders were $4.83 in 1996 compared to $2.18 in 1995. Diluted net earnings per common share were $4.79 in

1996 compared to $2.18 in 1995.



  Mortgage Banking



     Mortgage Corp. experienced significant revenue growth in 1996 relative to

1995. The Broker Retail origination network in particular experienced substantial growth in levels of production and origination volume. Such revenue growth was partially offset by increases in operating expenses associated with the increased levels of production and origination volume.



     Gain on sale of mortgage loans. Gain on sale of mortgage loans increased by

145% to $19.3 million in 1996 from $7.9 million in 1995 due to substantial increases in the levels of residential mortgage loan origination generated principally by the Broker Retail origination network of Mortgage Corp. and, to a lesser extent, the Direct Retail network of Mortgage Corp. Total production in

1996 increased to over $1.7 billion from $0.7 billion in 1995, which resulted in increased sales volume of originated loans to government agencies and other investors.



     Net mortgage warehouse income. Net mortgage warehouse income increased by

36.9% to $3.2 million in 1996 from $2.4 million in 1995. This increase is the result of an increase in the average balance of loans held in inventory during the year coupled with a favorable spread between the interest rate on the underlying mortgages and the interest cost of the warehouse credit facility during the year.



     Servicing fee revenues. Servicing fee revenues increased by 54.9% to $10.1 million in 1996 from $6.5 million in 1995 as a result of an increase in the size of the servicing portfolio. Mortgage Corp. increased its servicing portfolio with the purchase in the second quarter of 1996 of Hamilton and its right to service approximately $1.7 billion in residential mortgage loans.



     Other revenues. Other revenues increased by 35.1% to $5.0 million in 1996 from $3.7 million in 1995. This increase resulted from an increase in the gain on sale of mortgage servicing rights of $0.6 million to $2.6 million in 1996 from $2.0 million in 1995. Other miscellaneous sources of fee income associated with increased levels of mortgage loan production account for the balance of the

1996 over 1995 increase in other revenues.



     Operating expenses. Operating expenses of Mortgage Corp. increased by 60.8%

to $31.6 million in 1996 from $19.7 million in 1995. The acquisition of Hamilton in 1996, which was accounted for as a purchase, produced higher relative totals for all components of Mortgage Corp.'s operating expenses in 1996 as compared to

1995.

     Salaries and benefits increased year over year reflecting the additional staff required to support the increase in production volumes derived from the

Direct Retail and Broker Retail networks in 1996 as compared to 1995 and the increase in the size and number of loans in the residential and commercial servicing portfolios as compared to prior year totals.



     Amortization of mortgage servicing rights increased in 1996 compared to

1995 as a result of the substantially larger investment in mortgage servicing rights in 1996 compared to 1995.



     Interest expense on other notes payable (the portion not associated with

Mortgage Corp.'s warehouse credit facility) remained constant from 1996 to 1995.



     Increases in occupancy, data processing and other expenses in 1996 as compared to 1995 resulted from the substantial increases in production and servicing volume experienced during 1996.



  Portfolio Asset Acquisition and Resolution



     The Portfolio Asset acquisition and resolution business of the Company generated substantial revenues in 1996. Commercial Corp. purchased $205.5 million of Portfolio Assets during 1996 for its own account and through

Acquisition Partnerships compared to $213.2 million in acquisitions in 1995.

Commercial Corp.'s investment in Portfolio Assets increased to $76.2 million at year end 1996 from $47.0 million at year end 1995. Commercial Corp. invested

$36.0 million in equity in Portfolio Assets in 1996 compared to $24.6 million in

1995.



     Net gain on resolution of Portfolio Assets. Proceeds from the resolution of

Portfolio Assets increased by 58.6% to $70.9 million in 1996 from $44.8 million in 1995. The net gain on resolution of Portfolio Assets increased by 62.8% to

$19.5 million in 1996 from $12.0 million in 1995 as the result of increased cash proceeds and a higher gross profit percentage in 1996 compared to 1995. The gross profit percentage on the proceeds from the resolution of Portfolio Assets in 1996 was 27.5% compared to 26.8% in 1995.



     Equity in earnings of Acquisition Partnerships. Proceeds from the resolution of Portfolio Assets for the Acquisition Partnerships declined by 7.9%

to $174.0 million in 1996 from $188.9 million in 1995 while the gross profit percentage declined to 22.7% in 1996 from 27.2% in 1995. Offsetting the decline in the gross profit percentage was an increase in the effective ownership percentage of Commercial Corp. in the equity of the Acquisition Partnerships.

Interest income in the Acquisition Partnerships was $8.7 million in 1996 compared to no interest income in 1995. No performing Asset Portfolios were acquired by the Acquisition Partnerships prior to 1996. Interest expense decreased by $4.4 million in 1996 compared to 1995 reflecting a reduced level of borrowing by the Acquisition Partnerships in 1996 compared to 1995. Interest costs were relatively constant at 11.7% in 1996 as compared to 11.9% in 1995.

Other expenses of the Acquisition Partnerships were relatively unchanged at

$15.5 million in 1996 compared to $15.3 million in 1995. The net result was a

59.8% increase in the equity in earnings of Acquisition Partnerships to $6.1 million in 1996 from $3.8 million in 1995.



     Servicing fee revenues. Servicing fee revenues increased by 14.1% to $12.4 million in 1996 from $10.9 million in 1995. Servicing fees from Acquisition

Partnerships totaled $6.5 million in 1996 compared to $6.8 million in 1995 while fees from the Trust in 1996 were $4.2 million compared to $3.1 million in 1995.



     Operating expenses. Salaries and benefits, amortization and other general and administrative expenses increased by 63.6% to $23.3 million in 1996 from

$14.2 million in 1995, principally as a result of the increase in such costs attributable to the acquisition of a portfolio and small commercial servicing business in 1995, increased property expenses and amortization of goodwill and servicing rights in 1996 (such expenses were incurred only in a portion of

1995). In addition, other expenses in 1995 included a recovery of $0.7 million of prior year expenses related to the Merger.



  Consumer Lending



     The Company began its consumer lending business during the first quarter of

1996 with the acquisition of a sub-prime automobile loan portfolio and the acquisition of the company through which the loans had been originated. During 1996, Consumer Corp. acquired $24.1 million in consumer loans and originated $17.6 million in consumer loans.



     Interest income. Interest income on consumer loans totaled $3.6 million in

1996 and reflected the recognition of interest income on the automobile finance receivable contracts purchased or originated during the year.



     Interest expense. Interest expense incurred during 1996 totaled $1.3 million on average borrowings of $14.8 million. Such borrowings incurred interest at an average interest rate of 8.5% during 1996.



     Operating expenses. Operating expenses reflect salaries, occupancy and other expenses incurred in the first year's operation of the Company's automobile finance business.



     Provision for loan losses. The provision for loan losses on automobile loans was $2.0 million in 1996, which reflects Consumer Corp.'s estimate of the amount by which expected losses would exceed the discount at which the loans were purchased.



  Other Items Affecting Net Income



     The following items affect the Company's overall results of operations and are not directly related to any one of the Company's businesses discussed above.



     Corporate overhead. Interest income on the Class A Certificate during 1996 represents reimbursement to the Company by the Trust of $3.9 million of interest expense on the senior subordinated notes and accrual of dividends of $7.7 million on special preferred stock in 1996 compared to $4.7 million of interest expense on the senior subordinated notes and $3.9 million of dividends on the special preferred stock in 1995. Interest expense increased to $2.2 million in

1996 from $0.4 million in 1995 as a result of higher combined volumes of debt associated with the equity required for the purchase of Portfolio Assets and equity interests in Acquisition Partnerships, especially following the Merger. A substantial portion of the Company's funding needs in 1995 were met by the cash received by the Company in connection with the Merger. Increases in salaries and benefits, occupancy and other expenses reflect the increases associated with

Company staff functions such as accounting, finance and treasury activities required to support the growth and diversification efforts of the Company following the Merger. A portion of the increase in overhead expenses is the result of an increase in executive and officer bonuses in 1996 compared to 1995.



     Income taxes. Federal income taxes are provided at a 35% rate applied to taxable income and are offset by NOLs that the Company believes are available to it as a result of the Merger. The tax benefit of the NOLs is recorded in the period during which the benefit is realized. The Company reported a deferred tax benefit of $16.2 million in 1996 as compared to an expense of $1.2 million in

1995 (reflecting income taxes accrued on income reported prior to the Merger).



LIQUIDITY AND CAPITAL RESOURCES



     Generally, the Company requires liquidity to fund its operations, working capital, payment of debt, equity for acquisition of Portfolio Assets,

investments in and advances to the Acquisition Partnerships, investments in expanding businesses to support their growth, retirement of and dividends on preferred stock, and other investments by the Company. The potential sources of liquidity are funds generated from operations, equity distributions from the

Acquisition Partnerships, interest and principal payments on subordinated debt and dividends from the Company's subsidiaries, short-term borrowings from revolving lines of credit, proceeds from equity market transactions,

securitization and other structured finance transactions and other special purpose short-term borrowings.



     In the future, the Company anticipates being able to raise capital through a variety of sources including, but not limited to, public debt or equity offerings (subject to limitations related to the preservation of the Company's

NOLs), thus enhancing the investment and growth opportunities of the Company.

The Company believes that these and other sources of liquidity, including refinancing and expanding the Company's revolving credit facility to the extent necessary, securitizations, and funding from senior lenders providing funding for Acquisition Partnership investments and direct portfolio and business acquisitions, should prove adequate to continue to fund the Company's contemplated activities and meet its liquidity needs.



     The Company and each of its major operating subsidiaries have entered into one or more credit facilities to finance its respective operations. Each of the credit facilities to which the operating subsidiaries are parties are nonrecourse to the Company and the other operating subsidiaries, except as discussed below.



     Excluding the term acquisition facilities of the unconsolidated Acquisition

Partnerships, as of December 31, 1997 the Company and its subsidiaries had credit facilities providing for borrowings in an aggregate principal amount of

$1,041 million and outstanding borrowings of $751 million. The following table summarizes the material terms of the credit facilities to which the Company, its major operating subsidiaries and the Acquisition Partnerships were parties as of

March 24, 1998 and the outstanding borrowings under such facilities as of

December 31, 1997.



                               CREDIT FACILITIES





                                           OUTSTANDING

                            PRINCIPAL    BORROWINGS AS OF

                             AMOUNT     DECEMBER 31, 1997        INTEREST RATE       OTHER TERMS AND CONDITIONS

                            ---------   -----------------        -------------       --------------------------

                                (DOLLARS IN MILLIONS)


FIRSTCITY

  Company Credit

    Facility..............   $   35            $  7              LIBOR + 5.0%        Secured by the assets of

                                                                                     the Company, expires March

                                                                                     28, 1998(1)

  Term fixed asset

    facility..............        1               1               Fixed 9.25%        Secured by certain fixed

                                                                                     assets, expires January 1,

                                                                                     2001

MORTGAGE CORP.

  Warehouse facility......      450             309          LIBOR + 0.5% to 2.5%    Revolving line to

                                                                                     warehouse residential

                                                                                     mortgage loans, expires

                                                                                     March 31, 1999

  Supplemental warehouse

    facility..............       36              29          LIBOR + 0.5% to 2.25%   Revolving line to

                                                                                     warehouse residential

                                                                                     mortgage loans and related

                                                                                     receivables, expires March

                                                                                     31, 1999

  FNMA warehouse

    facility..............      187             187           Fed Funds + 0.8% to    Open facility to fund

                                                                     1.0%            committed loans to FNMA

  Operating line..........       45              38              LIBOR + 2.25%       Revolving operating line

                                                                                     secured by the

                                                                                     unencumbered assets of

                                                                                     Harbor, expires December

                                                                                     15, 2002

CAPITAL CORP.

  Warehouse facility......       36              36               Fixed 6.85%        Repurchase agreement to

                                                                                     facilitate the acquisition

                                                                                     of Home Equity Loans,

                                                                                     expires April 13, 1998

COMMERCIAL CORP.

  Portfolio acquisition

    facility..............      100              --              LIBOR + 2.5%        Acquisition facility to

                                                                                     acquire Portfolio Assets,

                                                                                     expires February 28, 1999




                                           OUTSTANDING

                            PRINCIPAL    BORROWINGS AS OF

                             AMOUNT     DECEMBER 31, 1997        INTEREST RATE       OTHER TERMS AND CONDITIONS

                            ---------   -----------------        -------------       --------------------------

                                (DOLLARS IN MILLIONS)


  French acquisition

    facility..............       15               8              French franc        Acquisition facility to

                                                                 LIBOR + 3.5%        fund equity investments in

                                                                                     French Portfolio Assets,

                                                                                     expires March 31, 1999.

                                                                                     Guaranteed by Commercial

                                                                                     Corp. and the Company.

  Term acquisition

    facilities............       86              86          Fixed at 7% to 7.66%    Acquisition facilities for

                                                                and LIBOR + 5%       existing Portfolio Assets.

                                                                                     Secured by assets of

                                                                                     Acquisition Partnerships,

                                                                                     various maturities

CONSUMER CORP.

  Warehouse facility......       50              50               LIBOR + 3%         Revolving line secured by

                                                                                     automobile receivables,

                                                                                     expires May 17, 1998

UNCONSOLIDATED ACQUISITION

  PARTNERSHIPS

Term acquisition

  facilities..............       69              69            Fixed at 7.51% to     Senior and subordinated

                                                             10.17%, LIBOR + 3% to   loans secured by Portfolio

                                                              6.5% and Prime + 2%    Assets, various maturities

                                                                     to 7%




---------------



(1) The Company Credit Facility maturing March 28, 1998 is expected to be replaced by a similar facility totalling $40 million, maturing March 31,

    1999.



     FirstCity. The Company Credit Facility is a revolving credit facility with

Cargill Financial and is secured by the assets of the Company, including a pledge of the stock of substantially all of its operating subsidiaries and its equity interests in the Acquisition Partnerships. The amount of such facility has ranged from $25 to $35 million since the Merger, with a maximum outstanding amount of approximately $31 million. At December 31, 1997, the amount outstanding under the facility totaled approximately $7 million. The Company

Credit Facility matures on March 28, 1998. The Company has received and executed a preliminary term sheet commitment from a foreign bank outlining the terms of a new credit facility to replace the Company Credit Facility. The term sheet proposes a $40 million revolving credit facility, which will mature on March 31,

1999 and will be secured by substantially all of the Company's equity interests in its subsidiaries and the Acquisition Partnerships.



     Mortgage Corp. Currently, Mortgage Corp. has a primary warehouse facility of $450 million with a group of banks led by Chase Bank, Houston. The facility,

which matures in March 1999, is used to finance mortgage warehouse operations as well as other activities. The $450 million facility is priced at LIBOR plus a different margin to LIBOR for each of the sub-limits within the facility. The primary warehouse components of the facility are priced at LIBOR plus from

1.375% to 1.625%, depending upon the status of the warehouse collateral securing the loan. In addition to its primary warehouse facility, Mortgage Corp.

maintains a $36 million supplemental facility priced at LIBOR plus 0.5% to 2.5%.

In addition, Mortgage Corp. has an additional revolving operating line with such banks of $45 million, which bears interest at a rate of LIBOR plus 2.25%. The banks are obligated to fund loans under such line through March 31, 1999,

although final maturity of any then outstanding loans may be extended, at

Mortgage Corp.'s election, to December 15, 2002.

Mortgage Corp. considers these facilities adequate for its current and anticipated levels of activity in its mortgage operations.



     The Company has executed a performance guarantee in favor of the lending bank group in the event of overdrafts arising in Mortgage Corp.'s funding accounts. An overdraft could occur in the event of the presentment of a loan closing draft to the drawee bank prior to receipt of full closed loan documentation from the closing agent. The receipt of documents by the lending bank would release funds under the warehouse facility to cover the closing draft prior to the presentment of the draft, in normal circumstances. The possibility exists, therefore, for an overdraft in Mortgage Corp.'s funding account. The performance guarantee by the Company in favor of the lending bank group is to cover such overdrafts that are not cleared in a specified period of time. In addition, Mortgage Corp. has a $172 million warehouse facility for loans to be resold to FNMA.



     Capital Corp. Capital Corp. funds its activities with equity investments and subordinated debt from the Company and is in the process of negotiating nonrecourse warehouse credit and securitization facilities with three nationally recognized investment banking firms in an aggregate amount of $500 million.

Funding for Home Equity Loans purchased by Capital Corp. is provided, in part,

under Mortgage Corp.'s warehouse credit facility and is subject to Mortgage

Corp.'s sub-limit for Home Equity Loans meeting the criteria established in

Mortgage Corp.'s warehouse credit agreement. The remainder of Capital Corp.'s

Home Equity Loan warehouse is funded under a loan repurchase agreement with

Nomura Securities, Inc. ("Nomura"). The repurchase agreement expires on April

13, 1998. Capital Corp. anticipates being able to successfully conclude negotiations on some of its warehouse and securitization facilities prior to the expiration of the Nomura repurchase facility. However, if it is unable to do so,

it would have to curtail activities to a significant degree.



     Commercial Corp. Commercial Corp. funds its activities with equity investments and subordinated debt from the Company and nonrecourse financing provided by a variety of bank and institutional lenders. Such lenders provide funds to the special purpose entities formed for the purpose of acquiring

Portfolio Assets or to Acquisition Partnerships formed for the purpose of co-investing in asset pools with other investors, principally Cargill Financial.

Commercial Corp. recently entered into a credit facility with Nomura in the amount of $100 million, priced at LIBOR plus 2.25% to 2.50%, the proceeds of which fund up to 85% of the purchase price of Portfolio Assets acquired by

Commercial Corp. or the Acquisition Partnerships. This facility matures on

February 28, 1999. Commercial Corp. believes that such facility, when combined with the cash flow from its existing Portfolio Assets and its investment in equities of Acquisition Partnerships, is adequate to meet its current and anticipated liquidity needs. A Commercial Corp. subsidiary recently entered into a $15 million dollar equivalent French franc facility for use in Portfolio purchases in France, which facility accrues interest at LIBOR plus 3.50%,

matures on March 31, 1999 and is guaranteed by Commercial Corp. and the Company.



     Consumer Corp. Consumer Corp. funds its activities with equity investments and subordinated debt from the Company and a limited recourse $50 million warehouse credit facility with ContiTrade Services L.L.C. ("ContiTrade"). Funds are advanced under the facility in accordance with an eligible loan borrowing base with the facility priced at LIBOR plus 3.0%. Loans are eligible for inclusion in the borrowing base if they meet documented underwriting standards as approved by ContiTrade and are not delinquent beyond terms established in the loan agreement. At various times, the size of the facility has been in excess of the $50 million committed amount based upon approvals by the lender. Under the terms of the credit facility, the Company guarantees 25% of the amount outstanding under the facility from time to time in addition to an undertaking by the Company to support the liquidity requirements required in securitization transactions. The ContiTrade facility matures on May 17, 1998. Negotiations are underway to extend the facility, but there can be no assurance that such negotiations will be successful.

FOURTH QUARTER



     Net earnings before minority interest and preferred dividends for the fourth quarter of 1997 were $5.7 million, including a $.3 million deferred tax benefit. After deducting minority interest and preferred dividends, net earnings attributable to common equity were $3.8 million, or $.58 per diluted share.

These results represent an annualized return on average equity of 13.7%. Net earnings before minority interest and preferred dividends for the fourth quarter of 1996 were $7.7 million, including a $1.9 million deferred tax benefit. After deducting minority interest and preferred dividends, net earnings attributable to common equity were $5.7 million in 1996, or $.86 per diluted share,

representing an annualized return on average equity of 28.2%. The following table presents a summary of operations for the fourth quarters of 1997 and 1996.



                  CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS





                                                                1997         1996

                                                               FOURTH       FOURTH

                                                               QUARTER      QUARTER

                                                              ---------    ---------

                                                              (DOLLARS IN THOUSANDS,

                                                              EXCEPT PER SHARE DATA)


Revenues....................................................   $34,921      $24,238

Expenses....................................................    29,219       18,296

                                                               -------      -------

Net earnings before minority interest, preferred dividends

  and income taxes..........................................     5,702        5,942

Benefit (provision) for income taxes........................       (12)       1,742

                                                               -------      -------

Net earnings before minority interest and preferred

  dividends.................................................   $ 5,690      $ 7,684

                                                               =======      =======

Preferred dividends.........................................     1,515        1,937

Net earnings to common shareholders.........................   $ 3,836      $ 5,747

                                                               =======      =======

Net earnings per common share -- basic......................   $  0.59      $  0.88

Net earnings per common share -- diluted....................   $  0.58      $  0.86




EFFECT OF NEW ACCOUNTING STANDARDS



     SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets

and Extinguishment of Liabilities," is effective for transfers of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. The Statement provides accounting and reporting standards for transfers and servicing of financial assets that are sales from transfers that are secured borrowings. This Statement has not had a material impact on the Company's financial position or results of operations. SFAS No.

128, "Earnings Per Share," is effective for per share earnings calculations and disclosures for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior period earnings per share data that is presented. The accompanying earnings per share data included in this document reflect the retroactive application of SFAS No. 128.



     SFAS No. 129, "Disclosure of Information about Capital Structure,"

establishes standards for disclosing information about an entity's capital structure and is effective for financial statements for periods ending after

December 15, 1997. SFAS No. 130, issued in June 1997, "Reporting Comprehensive

Income," establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131, issued in June

1997, "Disclosure about Segments of an Enterprise and Related Information,"

establishes standards as to how public companies disclose information about operating segments, products and services, geographic areas and major customers.

SFAS No. 131 is effective for financial statements for periods beginning after

December 15, 1997. These statements relate principally to disclosure issues and are not expected to have a material impact on the Company's consolidated financial position or results of operations.

                                  RISK FACTORS



RISKS ASSOCIATED WITH RAPID GROWTH AND ENTRY INTO NEW BUSINESSES



     Following the Merger, the Company embarked upon a strategic diversification of its business. Previously, the Company had been engaged primarily in the

Portfolio Asset acquisition and resolution business. The Company has recently entered the residential and commercial mortgage banking business and the consumer lending business through a combination of acquisitions and the start-up of new business ventures. The entry of the Company into these new businesses has resulted in increased demands on the Company's personnel and systems. The development and integration of the new businesses requires the investment of additional capital and the continuous involvement of senior management. The

Company also must manage a variety of businesses with differing markets,

customer bases, financial products, systems and managements. An inability to develop, integrate and manage its businesses could have a material adverse effect on the Company's financial condition, results of operations and business prospects. The Company's ability to support and manage continued growth is dependent upon, among other things, its ability to attract and retain senior management for each of its businesses, to hire, train, and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully in its existing and new business lines. There can be no assurance that the Company will successfully meet all of these challenges.



CONTINUING NEED FOR FINANCING



     General. The successful execution of the Company's business strategy depends on its continued access to financing for each of its major operating subsidiaries. In addition to the need for such financing, the Company must have access to liquidity to invest as equity or subordinated debt to meet the capital needs of its subsidiaries. Liquidity is generated by the cash flow to the

Company from subsidiaries, access to the public debt and equity markets and borrowings incurred by the Company. The Company's access to the capital markets is affected by such factors as changes in interest rates, general economic conditions, and the perception in the capital markets of the Company's business,

results of operations, leverage, financial condition and business prospects. In addition, the Company's ability to issue and sell common equity (including securities convertible into, or exercisable or exchangeable for, common equity)

is limited as a result of the tax laws relating to the preservation of the NOLs available to the Company as a result of the Merger. There can be no assurance that the Company's funding relationships with commercial banks, investment banks and financial services companies (including Cargill Financial) that have previously provided financing for the Company and its subsidiaries will continue past their respective current maturity dates. The majority of the credit facilities to which the Company and its subsidiaries are parties have short-term maturities. Negotiations are underway to extend certain of such credit facilities that are approaching maturity and the Company expects that it will be necessary to extend the maturities of other such credit facilities in the near future. There can be no assurance that such negotiations will be successful. If such negotiations do not result in the extension of the maturities of such credit facilities and the Company or its subsidiaries cannot find alternative funding sources on satisfactory terms, or at all, the Company's financial condition, results of operations and business prospects would be materially adversely affected. See "Management's Discussion and Analysis of Financial

Condition and Results of Operations -- Liquidity and Capital Resources."



     Each of the Company and its major operating subsidiaries has its own source of debt financing. In certain circumstances, a default by the Company or any of its major operating subsidiaries in respect of indebtedness owed to a third party constitutes a default under the Company Credit Facility. The credit facilities to which the Company's major operating subsidiaries are party do not contain similar cross-default or cross-acceleration provisions. Although the

Company intends to continue to segregate the debt obligations of each such subsidiary, there can be no assurance that its existing financing sources will continue to agree to such arrangements or that alternative financing sources that would accept such arrangements would be available. In the event the

Company's major operating subsidiaries are compelled to accept cross-guarantees,

or cross-default or cross-acceleration provisions in connection with their respective credit facilities, financial difficulties experienced by one of the

Company's subsidiaries could adversely impact the Company's other subsidiaries.

     Dependence on Warehouse Financing. As is customary in the mortgage banking and consumer lending businesses, the Company's subsidiaries depend upon warehouse credit facilities with financial institutions or institutional lenders to finance the origination and purchase of loans on a short-term basis pending sale or securitization. Implementation of the Company's business strategy requires the continued availability of warehouse credit facilities, and may require increases in the permitted borrowing levels under such facilities. There can be no assurance that such financing will be available on terms satisfactory to the Company. The inability of the Company to arrange additional warehouse credit facilities, to extend or replace existing facilities when they expire or to increase the capacity of such facilities may have a material adverse effect on the Company's financial condition, results of operations and business prospects.



RISKS OF SECURITIZATION



     Significance of Securitization. The Company believes that it will become increasingly dependent upon its ability to securitize Home Equity Loans,

sub-prime automobile loans and other loans to efficiently finance the volume of assets expected to be generated. Accordingly, adverse changes in the secondary market for such loans could impair the Company's ability to originate, purchase and sell loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's financial condition, results of operations and business prospects. Proceeds from the securitization of originated and acquired loans are required to be used to repay borrowings under warehouse credit facilities, thereby making such facilities available to finance the origination and purchase of additional loan assets. There can be no assurance that, as the Company's volume of loans originated or purchased increases and other new products available for securitization increases, the

Company will be able to securitize its loan production efficiently. An inability to efficiently securitize its loan production could have a material adverse effect on the Company's financial condition, results of operations and business prospects.



     Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, the adverse financial condition of, or developments related to, some of the

Company's competitors, conditions in the securities markets in general, and conditions in the asset-backed securitization market. The Company's securitizations typically utilize credit enhancements in the form of financial guaranty insurance policies in order to achieve enhanced credit ratings. Failure to obtain insurance company credit enhancement could adversely affect the timing of, or ability of the Company to effect, securitizations. In addition, the failure to satisfy rating agency requirements with respect to loan pools would adversely impact the Company's ability to effect securitizations.



     Contingent Risks. Although the Company intends to sell substantially all of the Home Equity Loans, sub-prime automobile loans and other consumer loans that it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period in which loans are held pending sale, the Company is subject to various business risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The Company expects that the terms of its securitizations will require it to establish deposit accounts or build over-collateralization levels through retention of distributions otherwise payable to the holders of subordinated interests in the securitization. The Company also expects to be required to commit to repurchase or replace loans that do not conform to the representations and warranties made by the Company at the time of sale.



     Retained Risks of Securitized Loans. The Company makes various representations with respect to the loans that it securitizes. With respect to acquired loans, the Company's representations rely in part on similar representations made by the originators of such loans when they were purchased by the Company. In the event of a breach of its representations, the Company may be required to repurchase or replace the related loan using its own funds. While the Company may have a claim against the originator in the event of a breach of any of these representations made by the originators, the Company's ability to recover on any such claim will be dependent on the financial condition of the originator. There can be no assurance that the Company will not experience a material loss in respect of any of these contingencies.

     Performance Assumptions. Capital Corp. and Funding Corp.'s future net income will be highly dependent on realizing securitization gains on the sale of loans. Such gains will be dependent largely upon the estimated present values of the subordinated interests expected to be derived from the transactions and retained by the Company. Management makes a number of assumptions in determining the estimated present values for the subordinated interests. These assumptions include, but are not limited to, prepayment speeds, default rates and subsequent losses on the underlying loans, and the discount rates used to present value the future cash flows. All of the assumptions are subjective. Varying the assumptions can have a material effect on the present value determination in one securitization as compared to any other. Subsequent events will cause the actual occurrences of prepayments, losses and interest rates to be different from the assumptions used for such factors at the time of the recognition of the sale of the loans. The effect of the subsequently occurring events could cause a re-evaluation of the carrying values of the previously estimated values of the subordinated interests and excess spreads and such adjustment could be material.



     Because the subordinated interests to be retained by Capital Corp. and

Funding Corp. represent claims to future cash flow that are subordinated to holders of senior interests, Capital Corp. and Funding Corp. retain a significant portion of the risk of whether the full value of the underlying loans may be realized. In addition, holders of the senior interests may have the right to receive certain additional payments on account of principal in order to reduce the balance of the senior interests in proportion to the credit enhancement requirements of any particular transaction. Such payments for the benefit of the senior interest holders will delay the payment, if any, of excess cash flow to Capital Corp. and Funding Corp. as the holder of the subordinated interests.



IMPACT OF CHANGING INTEREST RATES



     Because most of the Company's borrowings are at variable rates of interest,

the Company will be impacted by fluctuations in interest rates. The Company monitors the interest rate environment and employs hedging strategies designed to mitigate certain effects of changes in interest rates when the Company deems such strategies appropriate. However, certain effects of changes in interest rates, such as increased prepayments of outstanding loans, cannot be mitigated.

Fluctuations in interest rates could have a material adverse effect on the

Company's financial condition, results of operations and business prospects.



     Among other things, a decline in interest rates could result in increased prepayments of outstanding loans, particularly on loans in the servicing portfolio of Mortgage Corp. The value of servicing rights is a significant asset of Mortgage Corp. As prepayments of serviced mortgages increase, the value of such servicing rights (as reflected on the Company's balance sheet) declines,

with a corresponding reduction in income as a result of the impairment of the value of mortgage servicing rights. Although to date the impact of such effect has largely been mitigated by increased production of mortgages from refinancings during periods of declining interest rates, there can be no assurance that new mortgage production will be sufficient to mitigate such effect in the future. Absent a level of new mortgage production sufficient to mitigate the effect of mortgage loan prepayments, the future revenue and earnings of the Company will be adversely affected. In addition to prepayment risks, during periods of declining interest rates, Mortgage Corp. experiences higher levels of borrowers who elect not to close on loans for which they have applied because they tend to find loans at lower interest rates. If Mortgage

Corp. has entered into commitments to sell such a loan on a forward basis and the prospective borrower fails to close, Mortgage Corp. must nevertheless meet its commitment to deliver the contracted for loans at the promised yields.

Mortgage Corp. will incur a loss if it is required to deliver loans to an investor at a committed yield higher than current market rates. A substantial and sustained decline in interest rates also may adversely impact the amount of distressed assets available for purchase by Commercial Corp. The value of the

Company's interest-earning assets and liabilities may be directly affected by the level of and fluctuations in interest rates, including the valuation of any residual interests in securitizations that would be severely impacted by increased loan prepayments resulting from declining interest rates.



     Conversely, a substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale.

Fluctuating interest rates also may affect the net interest income earned by the

Company resulting from the difference between the yield to the Company on mortgage and other loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise.



CREDIT IMPAIRED BORROWERS



     The Company's sub-prime borrowers generally are unable to obtain credit from traditional financial institutions due to factors such as an impaired or poor credit history, low income or another adverse credit event. The Company is subject to various risks associated with these borrowers, including, but not limited to, the risk that the borrowers will not satisfy their debt service obligations and that the realizable value of the assets securing their loans will not be sufficient to repay the borrowers' debt. While the Company believes that the underwriting criteria and collection methods it employs enable it to identify and control the higher risks inherent in loans made to such borrowers,

and that the interest rates charged compensate the Company for the risks inherent in such loans, no assurance can be given that such criteria or methods,

or such interest rates, will afford adequate protection against, or compensation for, higher than anticipated delinquencies, foreclosures or losses. The actual rate of delinquencies, foreclosures or losses could be significantly accelerated by an economic downturn or recession. Consequently, the Company's financial condition, results of operations and business prospects could be materially adversely affected. The Company has established an allowance for loan losses through periodic earnings charges and purchase discounts on acquired receivables to cover anticipated loan losses on the loans currently in its portfolio. No assurance can be given, however, that loan losses in excess of the allowance will not occur in the future or that additional provisions will not be required to provide for adequate allowances in the future.



AVAILABILITY OF PORTFOLIO ASSETS



     The Portfolio Asset acquisition and resolution business is affected by long-term cycles in the general economy. In addition, the volume of domestic

Portfolio Assets available for purchase by investors such as the Company has generally declined since 1993 as large pools of distressed assets acquired by governmental agencies in the 1980s and early 1990s have been resolved or sold.

The Company cannot predict its future annual acquisition volume of Portfolio

Assets. Moreover, future Portfolio Asset purchases will depend on the availability of Portfolios offered for sale, the availability of capital and the

Company's ability to submit successful bids to purchase Portfolio Assets. The acquisition of Portfolio Assets has become highly competitive in the United

States. This may require the Company to acquire Portfolio Assets at higher prices thereby lowering profit margins on the resolution of such Portfolios.

Under certain circumstances, the Company may choose not to bid for Portfolio

Assets that it believes cannot be acquired at attractive prices. As a result of all the above factors, Portfolio Asset purchases, and the revenue derived from the resolution of Portfolio Assets, may vary significantly from quarter to quarter.



AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS



     The Company believes that, as a result of the Merger, approximately $596 million of NOLs were available to the Company to offset future taxable income as of December 31, 1995. Since December 31, 1995, the Company has generated an additional $12 million in tax operating losses. Accordingly, as of December 31,

1997, the Company believes that it has approximately $608 million of NOLs available to offset future taxable income. In accordance with the terms of

Financial Accounting Standards Board Statement Number 109 (relating to accounting for income taxes), the Company has established a future utilization equivalent to approximately $87.7 million of the total $608 million of NOLs,

which equates to a $30.7 million deferred tax asset on the Company's books and records. However, because the Company's position in respect of its NOLs is based upon factual determinations and upon legal issues with respect to which there is uncertainty and because no ruling has been obtained from the Internal Revenue

Service (the "IRS") regarding the availability of the NOLs to the Company, there can be no assurance that the IRS will not challenge the availability of the

Company's NOLs and, if challenged, that the IRS will not be successful in disallowing the entire amount of the Company's NOLs, with the result that the

Company's $30.7 million deferred tax asset would be reduced or eliminated.

     Assuming that the $608 million in NOLs is available to the Company, the entire amount of such NOLs may be carried forward to offset future taxable income of the Company until the tax year 2005. Thereafter, the NOLs begin to expire. The ability of the Company to utilize such NOLs will be severely limited if there is a more than 50% ownership change of the Company during a three-year testing period within the meaning of section 382 of the Internal Revenue Code of

1986, as amended (the "Tax Code").



     If the Company were unable to utilize its NOLs to offset future taxable income, it would lose significant competitive advantages that it now enjoys.

Such advantages include, but are not limited to, the Company's ability to offset non-cash income recognized by the Company in connection with certain securitizations, to generate capital to support its expansion plans on a tax-advantaged basis, to offset its and its consolidated subsidiaries' pretax income, and to have access to the cash flow that would otherwise be represented by payments of federal tax liabilities.



ASSUMPTIONS UNDERLYING PORTFOLIO ASSET PERFORMANCE



     The purchase price and carrying value of Portfolio Assets acquired by

Commercial Corp. are determined largely by estimating expected future cash flows from such assets. Commercial Corp. develops and revises such estimates based on its historical experience and current market conditions, and based on the discount rates that the Company believes are appropriate for the assets comprising the Portfolios. In addition, many obligors on Portfolio Assets have impaired credit, with risks associated with such obligors similar to the risks described in respect of borrowers under "-- Credit Impaired Borrowers." If the amount and timing of actual cash flows is materially different from estimates,

the Company's financial condition, results of operations and business prospects could be materially adversely affected.



GENERAL ECONOMIC CONDITIONS



     Periods of economic slowdown or recession, or declining demand for residential or commercial real estate, automobile loans or other commercial or consumer loans may adversely affect the Company's business. Economic downturns may reduce the number of loan originations by the Company's mortgage banking,

consumer and commercial finance businesses and negatively impact its securitization activity and generally reduce the value of the Company's assets.

In addition, periods of economic slowdown or recession, whether general,

regional or industry-related, may increase the risk of default on mortgage loans and other loans and could have a material adverse effect on the Company's financial condition, results of operations and business prospects. Such periods also may be accompanied by declining values of homes, automobiles and other property securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. Significant increases in homes or automobiles for sale during recessionary economic periods may depress the prices at which such collateral may be sold or delay the timing of such sales. There can be no assurance that there will be adequate markets for the sale of foreclosed homes or repossessed automobiles. Any material deterioration of such markets could reduce recoveries from the sale of collateral.



     Such economic conditions could also adversely affect the resolution of

Portfolio Assets, lead to a decline in prices or demand for collateral underlying Portfolio Assets, or increase the cost of capital invested by the

Company and the length of time that capital is invested in a particular

Portfolio. All or any one of these events could decrease the rate of return and profits to be realized from such Portfolio and materially adversely affect the

Company's financial condition, results of operations and business prospects.

RISK OF DECLINING VALUE OF COLLATERAL



     The value of the collateral securing mortgage loans, automobile and other consumer loans and loans acquired for resolution, as well as real estate or other acquired distressed assets, is subject to various risks, including uninsured damage, change in location or decline in value caused by use, age or market conditions. Any material decline in the value of such collateral could adversely affect the financial condition, results of operations and business prospects of the Company.



GOVERNMENT REGULATION



     Many aspects of the Company's business are subject to regulation,

examination and licensing under various federal, state and local statutes and regulations that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. The Company believes it is currently in compliance in all material respects with applicable regulations, but there can be no assurance that the Company will be able to maintain such compliance.

Failure to comply with, or changes in, these laws or regulations, or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business, could have an adverse effect on the Company by, among other things, limiting the interest and fee income the Company may generate on existing and additional loans, limiting the states in which the Company may operate or restricting the Company's ability to realize on the collateral securing its loans. See "Business -- Government Regulation."



     The mortgage banking industry in particular is highly regulated. Failure to comply with any of the various state and federal laws affecting the industry,

all of which are subject to regular modification, may result in, among other things, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. Furthermore, currently there are proposed various laws, rules and regulations which, if adopted, could materially affect the Company's business. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations will not be adopted in the future that will make compliance more difficult or expensive, restrict the Company's ability to originate, purchase, service or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, purchased, serviced or sold by the

Company, or otherwise have a material adverse effect on the Company's financial condition, results of operations and business prospects. See

"Business -- Government Regulation."



     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The reduction or elimination of these tax benefits may lessen the demand for residential mortgage loans and Home Equity Loans, and could have a material adverse effect on the Company's financial condition,

results of operations and business prospects.



ENVIRONMENTAL LIABILITIES



     The Company, through its subsidiaries and affiliates, acquires real property in its Portfolio Asset acquisition and resolution business, and periodically acquires real property through foreclosure of mortgage loans that are in default. There is a risk that properties acquired by the Company could contain hazardous substances or waste, contaminants or pollutants. The Company may be required to remove such substances from the affected properties at its expense, and the cost of such removal may substantially exceed the value of the affected properties or the loans secured by such properties. Furthermore, the

Company may not have adequate remedies against the prior owners or other responsible parties to recover its costs, either as a matter of law or regulation, or as a result of such prior owners' financial inability to pay such costs. The Company may find it difficult or impossible to sell the affected properties either prior to or following any such removal.

COMPETITION



     All of the businesses in which the Company operates are highly competitive.

Some of the Company's principal competitors are substantially larger and better capitalized than the Company. Because of their resources, these companies may be better able than the Company to obtain new customers for mortgage or other loan production, to acquire Portfolio Assets, to pursue new business opportunities or to survive periods of industry consolidation. Access to and the cost of capital are critical to the Company's ability to compete. Many of the Company's competitors have superior access to capital sources and can arrange or obtain lower cost of capital, resulting in a competitive disadvantage to the Company with respect to such competitors.



     In addition, certain of the Company's competitors may have higher risk tolerances or different risk assessments, which could allow these competitors to establish lower margin requirements and pricing levels than those established by the Company. In the event a significant number of competitors establish pricing levels below those established by the Company, the Company's ability to compete would be adversely affected.



RISK ASSOCIATED WITH FOREIGN OPERATIONS



     Commercial Corp. has acquired, and manages and resolves, Portfolio Assets located in France, and is actively pursuing opportunities to purchase additional pools of distressed assets in France, other areas of Western Europe and Mexico.

Foreign operations are subject to various special risks, including currency translation risks, currency exchange rate fluctuations, exchange controls and different political, social and legal environments within such foreign markets.

To the extent future financing in foreign currencies is unavailable at reasonable rates, the Company would be further exposed to currency translation risks, currency exchange rate fluctuations and exchange controls. In addition,

earnings of foreign operations may be subject to foreign income taxes that reduce cash flow available to meet debt service requirements and other obligations of the Company, which may be payable even if the Company has no earnings on a consolidated basis. Any or all of the foregoing could have a material adverse effect on the Company's financial condition, results of operations and business prospects.



DEPENDENCE ON INDEPENDENT MORTGAGE BROKERS



     The Company depends in large part on independent mortgage brokers for the origination and purchase of mortgage loans. In 1997, a substantial portion of the loans originated by Mortgage Corp., and all of the loans originated by

Capital Corp., were originated by independent mortgage brokers or otherwise acquired from third parties. These independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers' business based on a number of factors,

including price, service, loan fees and costs. The Company's financial condition, results of operations and business prospects could be adversely affected by changes in the volume and profitability of mortgage loans resulting from, among other things, competition with other lenders and purchasers of such loans.



     Class action lawsuits have been filed against a number of mortgage lenders,

including Mortgage Corp., alleging that such lenders have violated the federal

Real Estate Settlement Procedures Act of 1974 by making certain payments to independent mortgage brokers. If these cases are resolved against the lenders,

it may cause an industry-wide change in the way independent mortgage brokers are compensated. Such changes may have a material adverse effect on the Company's results of operations, financial condition and business prospects.



DEPENDENCE ON AUTOMOBILE DEALERSHIP RELATIONSHIPS



     The ability of the Company to expand into new geographic markets and to maintain or increase its volume of automobile loans is dependent upon maintaining and expanding the network of franchised automobile dealerships from which it purchases contracts. Increased competition, including competition from captive finance affiliates of automobile manufacturers, could have a material adverse effect on the Company's ability to maintain or expand its dealership network.

LITIGATION



     Industry participants in the mortgage and consumer lending businesses from time to time are named as defendants in litigation involving alleged violations of federal and state consumer protection or other similar laws and regulations.

A judgment against the Company in connection with any such litigation could have a material adverse effect on the Company's consolidated financial condition,

results of operations and business prospects.



RELATIONSHIP WITH AND DEPENDENCE UPON CARGILL



     The Company's relationship with Cargill Financial is significant in a number of respects. Cargill Financial, a subsidiary of Cargill, Incorporated, a privately held, multi-national agricultural and financial services company,

provides equity and debt financings for many of the Acquisition Partnerships,

and provides a $35 million revolving line of credit to the Company, which expires on March 28, 1998. Cargill Financial owns approximately 3.7% of the

Company's outstanding Common Stock, and a Cargill Financial designee, David W.

MacLennan, serves as a director of the Company. The Company believes its relationship with Cargill Financial significantly enhances the Company's credibility as a purchaser of Portfolio Assets and facilitates its ability to expand into other businesses and foreign markets. Although management believes that the Company's relationship with Cargill Financial is excellent, there can be no assurance that such relationship will continue in the future. Absent such relationship, the Company and the Acquisition Partnerships would be required to find alternative sources for the financing that Cargill Financial has historically provided. There can be no assurance that such alternative financing would be available. Any termination of such relationship could have a material adverse effect on the Company's financial condition, results of operations and business prospects.



DEPENDENCE ON KEY PERSONNEL



     The Company is dependent on the efforts of its senior executive officers,

particularly James R. Hawkins (Chairman and Chief Executive Officer), James T.

Sartain (President and Chief Operating Officer), Rick R. Hagelstein (Executive

Vice President and Director of Subsidiary Operations), Matt A. Landry, Jr.

(Executive Vice President and Chief Administrative Officer) and Richard J.

Gillen (Managing Director of Mortgage Finance). The Company is also dependent on several of the key members of management of each of its operating subsidiaries,

many of whom were instrumental in developing and implementing the business strategy for such subsidiaries. The inability or unwillingness of one or more of these individuals to continue in his present role could have a material adverse effect on the Company's financial condition, results of operations and business prospects. Except for Mr. Gillen, none of the senior executive officers has entered into an employment agreement with the Company. There can be no assurance that any of the foregoing individuals will continue to serve in his current capacity or for what time period such service might continue. The Company does not maintain key person life insurance for any of its senior executive officers other than Mr. Gillen.



INFLUENCE OF CERTAIN SHAREHOLDERS



     The directors and executive officers of the Company collectively beneficially own 42.3% of the Common Stock. Although there are no agreements or arrangements with respect to voting such Common Stock among such persons except as described below, such persons, if acting together, may effectively be able to control any vote of shareholders of the Company and thereby exert considerable influence over the affairs of the Company. James R. Hawkins, the Chairman of the

Board and Chief Executive Officer of the Company, is the beneficial owner of

15.8% of the Common Stock. James T. Sartain, President and Chief Operating

Officer of the Company, and ATARA I, Ltd. ("ATARA"), an entity associated with

Rick R. Hagelstein, Executive Vice President and Director of Subsidiary

Operations of the Company each beneficially own 5.8% of the outstanding Common

Stock. In addition, Cargill Financial owns approximately 3.7% of the Common

Stock. Mr. Hawkins, Mr. Sartain, Cargill Financial and ATARA are parties to a shareholder voting agreement (the "Shareholder Voting Agreement"). Under the

Shareholder Voting Agreement, Mr. Hawkins, Mr. Sartain and ATARA are required to vote their shares in favor of Cargill Financial's designee for director of the

Company,
and Cargill Financial is required to vote its shares in favor of one or more of the designees of Messrs. Hawkins and Sartain and ATARA. Richard J. Gillen,

Managing Director of Mortgage Finance, and Ed Smith are the beneficial owners of

10.6% and 9.7%, respectively, of the Common Stock. As a result, Messrs. Gillen and Smith may be able to exert influence over the affairs of the Company and if their shares are combined with the holdings of Messrs. Hawkins and Sartain and the shares held by ATARA, will have effective control of the Company. There can be no assurance that the interests of management or the other entities and individuals named above will be aligned with the Company's other shareholders.



SHARES ELIGIBLE FOR FUTURE SALE



     The utilization of the Company's NOLs may be limited or prohibited under the Tax Code in the event of certain ownership changes. The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation")

contains provisions restricting the transfer of its securities that are designed to avoid the possibility of such changes. Such restrictions may prevent certain holders of common stock of the Company from transferring such stock even if such holders are permitted to sell such stock without restriction under the

Securities Act, and may limit the Company's ability to sell common stock to certain existing holders of common stock at an advantageous time or at a time when capital may be required but unavailable from any other source.



RELIANCE ON SYSTEMS; YEAR 2000 ISSUES



     The Company's computer systems are integral to the operation of its businesses. There can be no assurance that these systems will continue to be adequate to support the Company's growth. A failure of the Company's computer systems, including a failure of data integrity or accuracy, could have a material adverse effect on the Company's consolidated financial condition,

results of operations and business prospects.



     Although the Company maintains its own computer systems for a significant portion of its operations, the Company is substantially dependent on the services of third-party servicers in its mortgage banking and Portfolio Asset acquisition and resolution businesses. The Company has been informed by such servicers that, although they intend to make the necessary modifications to their computer systems, the computer systems operated by them are not yet year

2000 compliant. In addition, the Company interacts electronically with several government agencies, including FHLMC, FNMA, FHA, FMHA and GNMA, whose computer systems are not yet year 2000 compliant. There can be no assurance that such third parties and government agencies will make the necessary modifications to their respective computer systems to enable proper processing of transactions relating to the year 2000 and beyond. Any failure by such entities to timely correct year 2000 issues could have a material adverse effect on the Company's consolidated financial condition, results of operations and business prospects.



ANTI-TAKEOVER CONSIDERATIONS



     The Company's Certificate of Incorporation and by-laws contain a number of provisions relating to corporate governance and the rights of shareholders.

Certain of these provisions may be deemed to have a potential "anti-takeover"

effect to the extent they are utilized to delay, defer or prevent a change of control of the Company by deterring unsolicited tender offers or other unilateral takeover proposals and compelling negotiations with the Company's

Board of Directors rather than non-negotiated takeover attempts even if such events may be in the best interests of the Company's shareholders. The

Certificate of Incorporation also contains certain provisions restricting the transfer of its securities that are designed to prevent ownership changes that might limit or eliminate the ability of the Company to use its NOLs.



PERIOD TO PERIOD VARIANCES



     The Company Portfolio Assets and Acquisition Partnerships based proceeds realized from the resolution of the Portfolio Assets, which proceeds have historically varied significantly and likely will continue to vary significantly from period to period. Consequently, the Company's period to period revenue and net income have historically varied, and are likely to continue to vary,

correspondingly. Such variances, alone or with other factors, such as conditions in the economy or the financial services industries or other developments affecting the Company, may result in significant fluctuations in the reported earnings of the Company and in the trading prices of the Company's securities, particularly the Common Stock.



TAX, MONETARY AND FISCAL POLICY CHANGES



     The Company originates and acquires financial assets, the value and income potential of which are subject to influence by various state and federal tax,

monetary and fiscal policies in effect from time to time. The nature and direction of such policies are entirely outside the control of the Company, and the Company cannot predict the timing or effect of changes in such policies.

Changes in such policies could have a material adverse effect on the Company's consolidated financial condition, results of operations and business prospects.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.



                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS



                                     ASSETS





                                                                   DECEMBER 31,

                                                              ----------------------

                                                                1997         1996

                                                              ---------    ---------

                                                              (DOLLARS IN THOUSANDS,

                                                              EXCEPT PER SHARE DATA)


Cash and cash equivalents...................................  $ 31,605     $ 16,445

Portfolio Assets, net.......................................    89,951       76,240

Loans receivable, net.......................................    90,115       41,310

Mortgage loans held for sale................................   533,751      134,348

Equity investments in and advances to Acquisition

  Partnerships..............................................    35,529       21,761

Class A Certificate of FirstCity Liquidating Trust..........        --       53,617

Mortgage servicing rights...................................    69,634       33,517

Receivable for servicing advances and accrued interest......    21,410       16,045

Deferred tax benefit, net...................................    30,614       13,898

Other assets, net...........................................    37,510       18,008

                                                              --------     --------

          Total Assets......................................  $940,119     $425,189

                                                              ========     ========



          LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY



Liabilities:

  Notes payable.............................................  $750,781     $266,166

  Other liabilities.........................................    34,672       20,604

                                                              --------     --------

          Total Liabilities.................................   785,453      286,770

Commitments and contingencies...............................        --           --

Redeemable preferred stock:

  Special preferred stock, including dividends of $669 and

     $1,938, respectively (nominal stated value of $21 per

     share; 2,500,000 shares authorized; 849,777 and

     2,460,911 shares, respectively, issued and

     outstanding)...........................................    18,515       53,617

  Adjusting rate preferred stock, including dividends of

     $846 in 1997 (redemption value of $21 per share;

     2,000,000 shares authorized; 1,073,704 shares issued

     and outstanding in 1997)...............................    23,393           --

Shareholders' equity:

  Optional preferred stock (par value $.01 per share;

     98,000,000 shares authorized; no shares issued or

     outstanding)...........................................        --           --

  Common stock (par value $.01 per share; 100,000,000 shares authorized; issued and outstanding: 6,526,510 and

     6,513,346 shares, respectively)........................        65           65

  Paid in capital...........................................    29,509       29,783

  Retained earnings.........................................    83,184       54,954

                                                              --------     --------

          Total Shareholders' Equity........................   112,758       84,802

                                                              --------     --------

          Total Liabilities, Redeemable Preferred Stock and

            Shareholders' Equity............................  $940,119     $425,189

                                                              ========     ========




          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES



                       CONSOLIDATED STATEMENTS OF INCOME





                                                                     YEAR ENDED DECEMBER 31,

                                                              -------------------------------------

                                                                 1997          1996         1995

                                                              ----------    ----------    ---------

                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)


Revenues:

  Gain on sale of mortgage loans............................   $ 36,496      $ 19,298      $ 7,864

  Net mortgage warehouse income.............................      3,499         3,224        2,355

  Gain on sale of mortgage servicing rights.................      4,246         2,641        2,011

  Servicing fees:

     Mortgage...............................................     14,732        10,079        6,508

     Other..................................................     12,066        12,456       10,903

  Gain on resolution of Portfolio Assets....................     24,183        19,510       11,984

  Equity in earnings of Acquisition Partnerships............      7,605         6,125        3,834

  Rental income on real estate Portfolios...................        332         3,033        1,277

  Interest income...........................................     13,448         7,707        1,572

  Other income..............................................      9,462         3,415        3,060

  Interest income on Class A Certificate....................      3,553        11,601        8,597

                                                               --------      --------      -------

          Total revenues....................................    129,622        99,089       59,965

                                                               --------      --------      -------

Expenses:

  Interest on other notes payable...........................     12,433        10,403        4,721

  Salaries and benefits.....................................     42,191        26,927       16,767

  Amortization:

     Mortgage servicing rights..............................      7,550         4,091        3,823

     Other..................................................      2,563         3,113        1,534

  Provision for loan losses.................................      6,613         2,029           --

  Harbor Merger related expenses............................      1,618            --           --

  Occupancy, data processing, communication and other.......     36,354        23,254       11,955

  Interest on senior subordinated notes.....................         --         3,892        4,721

                                                               --------      --------      -------

          Total expenses....................................    109,322        73,709       43,521

                                                               --------      --------      -------

Net earnings before minority interest, preferred dividends

  and income taxes..........................................     20,300        25,380       16,444

  Benefit (provision) for income taxes......................     15,485        13,749       (1,200)

                                                               --------      --------      -------

Net earnings before minority interest and preferred

  dividends.................................................     35,785        39,129       15,244

  Minority interest.........................................       (157)           --           --

  Preferred dividends.......................................     (6,203)       (7,709)      (3,876)

                                                               --------      --------      -------

Net earnings to common shareholders.........................   $ 29,425      $ 31,420      $11,368

                                                               ========      ========      =======

Net earnings per common share -- basic......................   $   4.51      $   4.83      $  2.18

Net earnings per common share -- diluted....................   $   4.46      $   4.79      $  2.18

Weighted average common shares outstanding -- basic.........      6,518         6,504        5,223

Weighted average common shares outstanding -- diluted.......      6,591         6,556        5,223




          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY





                                               NUMBER OF                                      TOTAL

                                                COMMON     COMMON    PAID IN   RETAINED   SHAREHOLDERS'

                                                SHARES      STOCK    CAPITAL   EARNINGS      EQUITY

                                               ---------   -------   -------   --------   -------------

                                                                (DOLLARS IN THOUSANDS)


BALANCES, DECEMBER 31, 1994..................    255,257   $ 1,590   $ 8,014   $17,518      $ 27,122

  Common stock issued........................      5,935        59       720        --           779

  Common stock retired.......................    (11,080)     (111)   (1,089)       --        (1,200)

  Net assets spun off to Combined Financial

     Corporation.............................         --        --        --    (5,352)       (5,352)

  Merger with First City Bancorporation of

     Texas, Inc. (Note 2)....................  6,252,296    (1,473)   21,473        --        20,000

  Net earnings for 1995......................         --        --        --    15,244        15,244

  Preferred dividends........................         --        --        --    (3,876)       (3,876)

  Other......................................         --        --        71        --            71

                                               ---------   -------   -------   -------      --------

BALANCES, DECEMBER 31, 1995..................  6,502,408        65    29,189    23,534        52,788

  Exercise of warrants, options and employee

     stock purchase plan.....................     10,938        --       266        --           266

  Net earnings for 1996......................         --        --        --    39,129        39,129

  Preferred dividends........................         --        --        --    (7,709)       (7,709)

  Other......................................         --        --       328        --           328

                                               ---------   -------   -------   -------      --------

BALANCES, DECEMBER 31, 1996..................  6,513,346..      65    29,783    54,954        84,802

                                               ---------   -------   -------   -------      --------

  Exercise of warrants, options and employee

     stock purchase plan.....................     13,164        --       318        --           318

  Change in subsidiary year end..............         --        --        --    (1,195)       (1,195)

  Net earnings for 1997, after minority

     interest................................         --        --        --    35,628        35,628

  Preferred dividends........................         --        --        --    (6,203)       (6,203)

  Other......................................         --        --      (592)       --          (592)

                                               ---------   -------   -------   -------      --------

BALANCES, DECEMBER 31, 1997..................  6,526,510   $    65   $29,509   $83,184      $112,758

                                               =========   =======   =======   =======      ========




          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                      YEAR ENDED DECEMBER 31,

                                                              ---------------------------------------

                                                                 1997          1996          1995

                                                              -----------   -----------   -----------


Cash flows from operating activities:

  Net earnings..............................................  $    35,785   $    39,129   $    15,244

  Adjustments to reconcile net earnings to net cash used in

    operating activities, net of effect of acquisitions:

    Proceeds from resolution of Portfolio Assets............       87,138        70,940        44,760

    Gain on resolution of Portfolio Assets..................      (24,183)      (19,510)      (11,984)

    Purchase of Portfolio Assets............................      (38,367)      (60,329)      (42,727)

    Origination of automobile receivables...................      (89,845)      (17,635)           --

    Gain on sale of mortgage servicing rights...............       (4,246)       (2,641)       (2,011)

    Increase in mortgage loans held for sale................     (396,599)      (30,418)      (67,690)

    Increase in construction loans receivable...............      (10,414)       (7,370)       (1,446)

    Originated mortgage servicing rights....................      (40,734)      (18,128)       (3,950)

    Purchases of mortgage servicing rights..................       (5,798)       (3,075)       (2,429)

    Proceeds from sale of mortgage servicing rights.........       14,598         9,048         2,130

    Provision for loan losses...............................        6,613         2,029            --

    Equity in earnings of Acquisition Partnerships..........       (7,605)       (6,125)       (3,834)

    Proceeds from performing Portfolio Assets...............       78,821        11,646         1,293

    (Increase) decrease in net deferred tax asset...........      (14,200)      (14,235)          186

    Depreciation and amortization...........................       11,791         8,791         6,200

    Increase in other assets................................      (25,370)      (18,554)      (11,770)

    Increase (decrease) in other liabilities................       17,220          (344)        2,797

    Adjustment to equity from change in subsidiary year

      end...................................................       (1,195)           --            --

                                                              -----------   -----------   -----------

         Net cash used in operating activities..............     (406,590)      (56,781)      (75,231)

                                                              -----------   -----------   -----------

Cash flows from investing activities, net of effect of

  acquisitions:

  Advances to Acquisition Partnerships......................          (50)       (1,256)       (9,755)

  Payments on advances to Acquisition Partnerships..........        1,029         9,821           169

  Acquisition of subsidiaries...............................        1,118        (3,936)       (7,753)

  Proceeds from sales of and payments on loans held for

    investment..............................................          492           122           465

  Repurchases of loans from investors.......................       (5,983)       (1,196)           --

  Principal payments on Class A Certificate.................       46,477       115,337            --

  Property and equipment, net...............................       (2,919)       (2,530)       (1,821)

  Contributions to Acquisition Partnerships.................      (25,282)      (30,704)       (3,583)

  Distributions from Acquisition Partnerships...............       11,833        31,279         5,206

                                                              -----------   -----------   -----------

         Net cash provided by (used in) investing

           activities.......................................       26,715       116,937       (17,072)

                                                              -----------   -----------   -----------

Cash flows from financing activities, net of effect of

  acquisitions:

  Borrowings under notes payable............................    9,196,377     4,105,451     1,137,662

  Payments of notes payable.................................   (8,777,337)   (4,048,369)   (1,056,179)

  Payment of senior subordinated notes......................           --      (105,690)           --

  Additions to notes payable to shareholders and officers...           --            --         1,930

  Reduction of notes payable to shareholders and officers...           --            --        (1,843)

  Capital contribution of FCBOT ............................           --            --        20,000

  Purchase of special preferred stock.......................      (12,567)           --            --

  Proceeds from issuance of common stock....................          318           266           779

  Distributions to minority interest........................       (5,129)           --            --

  Preferred dividends paid..................................       (6,627)       (9,647)           --

  Retirement of common stock................................           --            --        (1,200)

  Other increases in paid in capital........................           --            64            64

                                                              -----------   -----------   -----------

         Net cash provided by (used in) financing

           activities.......................................      395,035       (57,925)      101,213

                                                              -----------   -----------   -----------

Net increase in cash........................................  $    15,160   $     2,231   $     8,910

Cash, beginning of year.....................................       16,445        14,214         5,304

                                                              -----------   -----------   -----------

Cash, end of year...........................................  $    31,605   $    16,445   $    14,214

                                                              ===========   ===========   ===========

Supplemental disclosure of cash flow information:

  Cash paid during the year for:

    Interest................................................  $    37,284   $    21,420   $    10,476

                                                              ===========   ===========   ===========

    Income taxes............................................  $       852   $       116   $     1,000

                                                              ===========   ===========   ===========




          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



(A) BASIS OF PRESENTATION



     As more fully discussed in Note 2, on July 3, 1995, FirstCity Financial

Corporation (the "Company" or "FirstCity") was formed by the merger of J-Hawk

Corporation and First City Bancorporation of Texas, Inc. Historical financial statements prior to the merger date reflect the financial position and results of operations of J-Hawk Corporation. Additionally, the Company's merger with

Harbor Financial Group, Inc. ("Mortgage Corp.") on July 1, 1997 is accounted for as a pooling of interests. The accompanying consolidated financial statements are retroactively restated to reflect the pooling of interests.



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimation of future collections on purchased portfolio assets used in the calculation of net gain on resolution of portfolio assets, interest rate environments, prepayment speeds of loans in servicing portfolios, collectibility on loans held in inventory and for investment. Actual results could differ materially from those estimates.



(B) DESCRIPTION OF BUSINESS



     The Company is a diversified financial services company with offices throughout the United States, and a presence in France and Mexico. The Company is engaged in three principal businesses: (i) residential and commercial mortgage banking; (ii) portfolio asset acquisition and resolution; and (iii)

consumer lending.



     The Company engages in the mortgage banking business through direct retail and broker retail mortgage banking activities through which it originates,

purchases, sells and services residential and commercial mortgage loans throughout the United States. Additionally the Company acquires, originates,

warehouses and securitizes mortgage loans to borrowers who have significant equity in their homes and who generally do not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market

(referred to herein as "Home Equity Loans"). In addition to mortgage banking activities, the Company performs other ancillary services such as residential property management, property appraisal and inspection, portfolio/corporate evaluations, risk management and hedging advisory services, marketing of loan servicing portfolios, and mergers and acquisitions advisory services.



     In the portfolio asset acquisition and resolution business the Company acquires and resolves portfolios of performing and nonperforming commercial and consumer loans and other assets (collectively, "Portfolio Assets" or

"Portfolios"), which are generally acquired at a discount to their legal principal balance. Purchases may be in the form of pools of assets or single assets. The Portfolio Assets are generally nonhomogeneous assets, including loans of varying qualities that are secured by diverse collateral types and foreclosed properties. Some Portfolio Assets are loans for which resolution is tied primarily to the real estate securing the loan, while others may be collateralized business loans, the resolution of which may be based either on business or real estate or other collateral cash flow. Portfolio Assets are acquired on behalf of the Company or its wholly-owned subsidiaries, and on behalf of legally independent domestic and foreign partnerships and other entities ("Acquisition Partnerships") in which a partially owned affiliate of the Company is the general partner and the Company and other investors are limited partners.



     The Company's consumer lending activities include the origination,

acquisition and servicing of sub-prime consumer loans principally secured by automobiles with the intention of selling the acquired loans in securitization transactions.



     The Company services, manages and ultimately resolves or otherwise disposes of substantially all of the assets it, its Acquisition Partnerships, or other related entities acquire. The Company services all such assets until they are collected or sold and normally does not manage assets for non-affiliated third parties.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(C) PRINCIPLES OF CONSOLIDATION



     The accompanying consolidated financial statements include the accounts of all of the majority owned subsidiaries of the Company. Investments in 20 percent to 50 percent owned affiliates are accounted for on the equity method. All significant intercompany transactions and balances have been eliminated in consolidation.



(D) CASH EQUIVALENTS



     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company has maintained balances in various operating and money market accounts in excess of federally insured limits.



(E) PORTFOLIO ASSETS



     Portfolio Assets are reflected in the accompanying consolidated financial statements as non-performing Portfolio Assets, performing Portfolio Assets or real estate Portfolios. The following is a description of each classification and the related accounting policy accorded to each Portfolio type:



  Non-Performing Portfolio Assets



     Non-performing Portfolio Assets consist primarily of distressed loans and loan related assets, such as foreclosed upon collateral. Portfolio Assets are designated as non-performing unless substantially all of the loans in the

Portfolio are being repaid in accordance with the contractual terms of the underlying loan agreements. Such Portfolios are acquired on the basis of an evaluation by the Company of the timing and amount of cash flow expected to be derived from borrower payments or other resolution of the underlying collateral securing the loan.



     All non-performing Portfolio Assets are purchased at substantial discounts from their outstanding legal principal amount, the total of the aggregate of expected future sales prices and the total payments to be received from obligors. Subsequent to acquisition, the amortized cost of non-performing

Portfolio Assets is evaluated for impairment on a quarterly basis. A valuation allowance is established for any impairment identified through provisions charged to earnings in the period the impairment is identified.



     Net gain on resolution of non-performing Portfolio Assets is recognized as income to the extent that proceeds collected exceed a pro rata portion of allocated cost from the Portfolio. Cost allocation is based on a proration of actual proceeds divided by total estimated proceeds of the pool. No interest income is recognized separately on non-performing Portfolio Assets. All proceeds, of whatever type, are included in proceeds from resolution of

Portfolio Assets in determining the gain on resolution of such assets.

Accounting for Portfolios is on a pool basis as opposed to an individual asset-by-asset basis.



  Performing Portfolio Assets



     Performing Portfolio Assets consist primarily of Portfolios of consumer and commercial loans acquired at a discount from the aggregate amount of the borrowers' obligation. Portfolios are classified as performing if substantially all of the loans in the Portfolio are being repaid in accordance with the contractual terms of the underlying loan agreements.



     Performing Portfolio Assets are carried at the unpaid principal balance of the underlying loans, net of acquisition discounts. Interest is accrued when earned in accordance with the contractual terms of the loans. The accrual of interest is discontinued once a loan becomes past due 90 days or more.

Acquisition discounts for the Portfolio as a whole are accreted as an adjustment to yield over the estimated life of the Portfolio. Accounting for these

Portfolios is on a pool basis as opposed to an individual asset-by-asset basis.



     The Company accounts for its performing Portfolio Assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114,

Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118,

which requires creditors to evaluate the collectibility of both contractual interest and principal of loans when assessing the need for a loss accrual.

Impairment is measured

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES based on the present value of the expected future cash flows discounted at the loans' effective interest rates, or the fair value of the collateral, less estimated selling costs, if any loans are collateral dependent and foreclosure is probable.



  Real Estate Portfolios



     Real estate Portfolios consist of real estate assets acquired from a variety of sellers. Such Portfolios are carried at the lower of cost or fair value less estimated costs to sell. Costs relating to the development and improvement of real estate are capitalized, whereas those relating to holding assets are charged to expense. Income or loss is recognized upon the disposal of the real estate. Rental income, net of expenses, on real estate Portfolios is recognized when received.



(F) LOANS RECEIVABLE



     Construction loans receivable consist of single-family residential construction loans originated by the Company and are carried at the lower of cost or market.



     Loans held for investment include originated residential mortgage loans and other loans made to third parties. Mortgage loans held for investment are transferred to the investment category at the lower of cost or market on the date of transfer. The mortgage loans consist principally of loans originated by the Company which do not meet investor purchase criteria and loans repurchased from mortgage-backed securities pools.



     Automobile and consumer finance receivables consist of sub-prime automobile finance receivables and student loan receivables, which are originated and acquired from third party dealers and other originators, purchased at a non-refundable discount from the contractual principal amount. This discount is allocated between discount available for loan losses and discount available for accretion to interest income. Discounts allocated to discounts available for accretion are deferred and accreted to income using the interest method. To date all acquired discounts have been allocated as discounts available for loan losses. To the extent the discount is considered insufficient to absorb anticipated losses on the loans receivable, additions to the allowance are made through a periodic provision for loan losses (see Note 4). The evaluation of the allowance considers loan portfolio performance, historical losses, delinquency statistics, collateral valuations and current economic conditions. Such evaluation is made on an individual loan basis using static pool analyses.



     Interest is accrued when earned in accordance with the contractual terms of the loans. The accrual of interest is discontinued once a loan becomes past due

90 days or more.



(G) MORTGAGE LOANS HELD FOR SALE



     Mortgage loans held for sale include the market value of related hedge contracts and are stated at the lower of cost or market value, as determined by outstanding commitments from investors on an aggregate portfolio basis. Any differences between the carrying amounts and the proceeds from sales are credited or charged to operations at the time the sale proceeds are collected.



     Loan origination fees and certain direct loan origination costs are deferred until the related loan is sold. Discounts from origination of mortgage loans held for sale are deferred and recognized as adjustments to gain or loss upon sale. Loan servicing income represents fees earned for servicing loans owned by investors. The fees generally are based on a contractual percentage of the outstanding principal balance. Fees are recorded as income when cash payments are received. Loan servicing costs are charged to expense as incurred.



(H) MORTGAGE SERVICING RIGHTS



     The Company accounts for mortgage servicing rights in accordance with the provisions of SFAS No. 122 ("Statement 122"), Accounting for Mortgage Servicing

Rights, an Amendment of FASB Statement No. 65.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

Statement 122 requires a mortgage banking enterprise to recognize, as separate assets, the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. This statement also requires that these capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. In assessing impairment, the mortgage servicing rights capitalized after adoption of Statement 122 are to be stratified based on one or more of the predominant risk characteristics of the underlying loans.

Impairment is to be recognized through a valuation allowance for each impaired stratum.



     Mortgage servicing rights are recorded at the lower of cost or present value of the estimated net future servicing income. The recorded cost is amortized in proportion to, and over the period of, estimated future servicing income adjusted to reflect the effect of prepayments received and anticipated.

The carrying value of mortgage servicing rights is stratified into pools based on loan type and note rate. The fair value of each pool is evaluated in relation to the estimated future discounted net servicing income over the estimated remaining loan lives.



     When mortgage loans are sold with servicing retained and the stated

servicing fee rate differs materially from the normal servicing fee rate, the sales price is adjusted for this excess servicing for purposes of determining gain or loss on the sale to provide for the recognition of a reduced servicing fee in subsequent years. The adjustment approximates the present value of the difference between the normal and stated servicing fees over the estimated life of the mortgage loans. The capitalized excess fees are amortized in proportion to, and over the period of, estimated net servicing income.



     SFAS No. 125 ("Statement 125"), Accounting for Transfers and Servicing of

Financial Assets and Extinguishment of Liabilities, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control of assets and liabilities.

Under this approach, after a transfer, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. Statement 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31,

1996, and is to be applied prospectively. The Company adopted Statement 125 effective January 1, 1997. Adoption of Statement 125 did not have a material impact on the consolidated financial position or results of operations of the

Company.



(I) PROPERTY AND EQUIPMENT



     Property and equipment are carried at cost, less accumulated depreciation and are included in other assets. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.



(J) RECEIVABLE FOR SERVICING ADVANCES



     Funds advanced for escrow, foreclosure and other investor requirements are recorded as receivables and a loss provision is recorded for estimated uncollectible amounts. An allowance for losses is provided for potential losses on loans serviced for others that are in the process of foreclosure or may be reasonably expected to be foreclosed in the future.



(K) PREPAID COMMITMENT FEES



     Prepaid commitment fees are included in other assets and represent fees paid primarily to permanent investors for the right to deliver mortgage loans in the future at a specified yield. These fees are recognized as expense when the loans are sold to permanent investors, when the commitment expires, or when it is determined that loans will not be delivered under the commitment. Deferred gains or losses are included in the carrying amount of the loans being hedged,

which are valued at the lower of aggregate cost or market value.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(L) INTANGIBLES



     Intangible assets represent the excess of cost over fair value of assets acquired in connection with purchase transactions (goodwill) as well as the purchase price of future service fee revenues and are included in other assets.

These intangible assets are amortized over periods estimated to coincide with the expected life of the underlying asset pool owned or serviced by the acquired subsidiary. The Company periodically evaluates the existence of intangible asset impairment on the basis of whether such intangibles are fully recoverable from the projected, undiscounted net cash flows of the related assets acquired.



(M) TAXES



     The Company files a consolidated federal income tax return with its 80% or greater owned subsidiaries. The Company records all of the allocated federal income tax provision of the consolidated group in the parent corporation.



     Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets, if any, is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized.



(N) NET EARNINGS PER COMMON SHARE



     The Company adopted the provisions of SFAS No. 128, Earnings Per Share,

which revised the previous calculation methods and presentation of earnings per share in the fourth quarter of 1997. Basic net earnings per common share calculations are based upon the weighted average number of common shares outstanding restated to reflect the equivalent number of shares of the Company's common stock that were issued to the J-Hawk Corporation shareholders in connection with the Merger and the Harbor Merger discussed in Note 2. Earnings included in the earnings per common share calculation are reduced by minority interest and preferred stock dividends. Potentially dilutive common share equivalents include warrants and stock options in the diluted earnings per common share calculations.



(O) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF



     The Company adopted the provisions of SFAS No. 121, ("Statement 121"),

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to

Be Disposed Of, on January 1, 1996. Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of Statement 121 did not have a material impact on the consolidated financial position or results of operations of the Company.



(P) RECLASSIFICATIONS



     Certain amounts in the financial statements for prior periods have been reclassified to conform with current financial statement presentation.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(2) MERGERS AND ACQUISITIONS



     A Joint Plan of Reorganization by First City Bancorporation of Texas, Inc.

("FCBOT"), Official Committee of Equity Security Holders, and J-Hawk Corporation

("J-Hawk"), with the Participation of Cargill Financial Services Corporation

("Cargill Financial"), Under Chapter 11 of the United States Bankruptcy Code,

(the "Plan of Reorganization"), became effective on July 3, 1995. Pursuant to the Plan of Reorganization and an Agreement and Plan of Merger (collectively referred to as the "Plan") between FCBOT and J-Hawk, on July 3, 1995, J-Hawk was merged (the "Merger") with and into FCBOT. Pursuant to the Merger, (i) the former holders of common stock of J-Hawk received, in the aggregate,

approximately 49.9% of the outstanding common stock of the surviving entity, in exchange for their shares of J-Hawk common stock, (ii) 2,460,911 shares or approximately 50.1% of the outstanding common stock of the surviving entity was distributed among former security holders of FCBOT pursuant to the Plan, and

(iii) the name of the corporation was changed to FirstCity Financial

Corporation. As a result of the implementation of the Plan and the consummation of the Merger, FirstCity also issued (i) 9% senior subordinated notes (all of which have been redeemed), (ii) warrants to purchase 500,000 shares of its common stock at an exercise price of $25 per share, and (iii) special preferred stock to certain former security holders of FCBOT.



     J-Hawk contributed substantially all of its interests in its Acquisition

Partnerships, all of its servicing operations, substantially all of its leasehold improvements and equipment and its entire management team to

FirstCity. All remaining assets and liabilities of J-Hawk were spun out to

Combined Financial Corporation (owned by the former J-Hawk shareholders) in June

1995. The common stock of J-Hawk was converted into 2,460,511 shares of

FirstCity common stock. FCBOT contributed $20 million in cash to FirstCity.

While the transaction was legally structured as a merger, substantively, the transaction has been treated for accounting purposes as a purchase of FCBOT by

J-Hawk. The net assets of J-Hawk spun out to Combined Financial Corporation were as follows:








Cash and equivalents........................................    $   232

Purchased asset pools.......................................     12,375

Other assets................................................      2,839

Notes payable...............................................     (8,187)

Payable to stockholders and officers........................     (1,669)

Other liabilities...........................................       (238)

                                                                -------

          Net assets spun out...............................    $ 5,352

                                                                =======




     Pursuant to the Plan, substantially all of the legal and beneficial interest in the assets of FCBOT, other than the $20 million in cash contributed to FirstCity, were transferred to the newly-formed FirstCity Liquidating Trust

(the "Trust"), or to subsidiaries of the Trust. Such assets are being liquidated over the life of the Trust pursuant to the terms thereof. FirstCity, as the sole holder of the Class A Certificate of the Trust (the "Class A Certificate"),

received from the Trust amounts sufficient to pay certain expenses and its obligations under the 9% senior subordinated notes and the special preferred stock. The liquidation of the assets transferred to the Trust was managed by the

Company pursuant to an Investment Management Agreement between the Trust and the

Company. In the first quarter of 1997, the Investment Management Agreement was terminated and the Company received $6.8 million.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

     On September 21, 1995, the Company acquired the capital stock of

Diversified Financial Systems, Inc. and Diversified Performing Assets, Inc.

(collectively, "Diversified") for $12.9 million in cash, notes and additional contingent consideration payable in the form of "cash flow" notes. The aggregate purchase price was allocated to the net assets of Diversified based upon fair value at acquisition date as follows (dollars in thousands):





Purchased asset pools.......................................  $ 68,834

Intangibles.................................................     9,379

Other assets................................................       414

Notes payable...............................................   (63,515)

Other liabilities...........................................    (2,196)

                                                              --------

Purchase price, net of cash received........................  $ 12,916

                                                              ========




     At December 31, 1996, the Company reflected a liability of $3.1 million to a former shareholder related to such cash flow notes in a transaction accounted for as a purchase and a note receivable from the same shareholder in the amount of $1 million. In 1997, the Company entered into a modified note agreement with the former shareholder providing for an amended note payable in the amount of

$5.4 million. The modified note agreement extinguishes the Company's liability for any amounts due related to the cash flow notes and acts to off-set the note receivable from the former shareholder. The additional net liability resulting from this modification was reflected as an adjustment to goodwill in the

Company's 1997 consolidated balance sheet.



     On July 1, 1997, the Company merged with Mortgage Corp. (the "Harbor

Merger"). The Company issued 1,580,986 shares of its common stock in exchange for 100% of Mortgage Corp.'s outstanding capital stock in a transaction accounted for as a pooling of interests. Mortgage Corp. originates and services residential and commercial mortgage loans. Mortgage Corp. had approximately $12 million in equity, assets of over $300 million and 700 employees prior to the

Harbor Merger. The consolidated financial statements of the Company have been restated to reflect the Harbor Merger as if it occurred on January 1, 1995.

Prior to the Harbor Merger, Mortgage Corp.'s fiscal year end was September 30.

During 1997, the year end of Mortgage Corp. and its subsidiaries was changed to conform with the year end of the Company. Accordingly, the consolidated balance sheet as of December 31, 1996 and the consolidated statements of income,

shareholders' equity and cash flows for the years ended December 31, 1996 and

1995 include information and contain the accounts of Mortgage Corp. and its subsidiaries as of September 30, 1996 and for the years ended September 30, 1996 and 1995.



     On May 15, 1996, Mortgage Corp. acquired for $3.6 million all of the outstanding common stock of Hamilton Financial Services Corporation ("Hamilton")

and subsidiaries in a transaction accounted for as a purchase. The assets and liabilities assumed have been recorded at their fair values effective May 1,

1996. No goodwill was recorded as a result of the acquisition. The Company's consolidated financial statements include the results of operations and cash flows of Hamilton since the acquisition date. Because the assets acquired by

Mortgage Corp. are immaterial to the consolidated financial position or results of operations of the Company, the presentation of pro forma results of operations of the Company and Hamilton for periods prior to the acquisition would not be meaningful.



     On May 15, 1997, Mortgage Corp. acquired substantially all of the assets of

MIG Financial Corporation ("MIG"), MIG's $1.7 billion commercial mortgage servicing portfolio, and MIG's commercial mortgage operations headquartered in

Walnut Creek, California for an aggregate purchase price of $4 million plus the assumption of certain liabilities in a transaction accounted for as a purchase.

The assets purchased consisted of servicing rights, fixed assets and the business relationships of MIG. MIG's asset revenues and historical earnings are insignificant to the total assets and results of operations of the Company. The transaction was accounted for as a purchase. MIG originated about $400 million in commercial mortgage loans in 1996. The

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES transaction was funded by $1.3 million of senior debt and $2.6 million of subordinated debt. The Company provided the $2.6 million subordinated loan in connection with such transaction. The terms of the loan reflected market terms for comparable loans made on an arms'-length basis.



     The Company's net revenues, net earnings to common shareholders and net earnings per common share, for the six months ended June 30, 1997 and each of the years in the two-year period ended December 31, 1996, before and after the

Harbor Merger are summarized as follows:





                                                       SIX MONTHS        YEAR ENDED

                                                         ENDED          DECEMBER 31,

                                                        JUNE 30,     ------------------

                                                          1997        1996       1995

                                                       ----------    -------    -------


Net revenues (including equity earnings):

  Before 1997 pooling................................   $34,838      $61,469    $39,523

  1997 pooling.......................................    29,830       37,620     20,442

  After 1997 pooling.................................    64,668       99,089     59,965

Net earnings to common shareholders:

  Before 1997 pooling................................   $ 8,966      $27,696    $10,857

  1997 pooling.......................................     1,447        3,724        511

  After 1997 pooling.................................    10,413       31,420     11,368

Net earnings per common share -- diluted:

  Before 1997 pooling................................   $  1.79      $  5.57    $  2.98

  1997 pooling.......................................     (0.21)       (0.78)     (0.80)

  After 1997 pooling.................................      1.58         4.79       2.18




(3) PORTFOLIO ASSETS



     Portfolio Assets are summarized as follows:





                                                                  DECEMBER 31,

                                                              ---------------------

                                                                1997        1996

                                                              --------    ---------


Non-performing Portfolio Assets.............................  $130,657    $ 302,239

Performing Portfolio Assets.................................    16,131       13,986

Real estate Portfolios......................................    22,777       25,303

                                                              --------    ---------

          Total Portfolio Assets............................   169,565      341,528

Discount required to reflect Portfolio Assets at carrying

  value.....................................................   (79,614)    (265,288)

                                                              --------    ---------

          Portfolio Assets, net.............................  $ 89,951    $  76,240

                                                              ========    =========




     Portfolio Assets are pledged to secure non-recourse notes payable.



(4) LOANS RECEIVABLE



     Loans receivable are summarized as follows:





                                                                 DECEMBER 31,

                                                              ------------------

                                                               1997       1996

                                                              -------    -------


Construction loans receivable...............................  $19,594    $ 8,816

Residential mortgage loans held for investment..............    6,386      1,097

Automobile and consumer finance receivables.................   73,417     34,090

Allowance for loan losses...................................   (9,282)    (2,693)

                                                              -------    -------

  Loans receivable, net.....................................  $90,115    $41,310

                                                              =======    =======


                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

     The activity in the allowance for loan losses is summarized as follows for the periods indicated:





                                                                 DECEMBER 31,

                                                              -------------------

                                                                1997       1996

                                                              --------    -------


Balances, beginning of year.................................  $  2,693    $    --

  Provision for loan losses.................................     6,613      2,029

  Discounts acquired........................................    13,152      5,989

  Reduction in contingent liabilities.......................       458      1,415

  Other (allocation of reserves to sold loans)..............    (1,363)        --

  Charge off activity:

     Principal balances charged off.........................   (15,126)    (7,390)

     Recoveries.............................................     2,855        650

                                                              --------    -------

       Net charge offs......................................   (12,271)    (6,740)

                                                              --------    -------

Balances, end of year.......................................  $  9,282    $ 2,693

                                                              ========    =======




     During 1997 and 1996, a note recorded at the time of original purchase of the initial automobile finance receivables pool and contingent on the ultimate performance of the pool was adjusted to reflect a reduction in anticipated payments due pursuant to the contingency. The reductions in the recorded contingent liability were recorded as increases in the allowance for losses.



(5) MORTGAGE LOANS HELD FOR SALE



     Mortgage loans held for sale include loans collateralized by first lien mortgages on one-to-four family residences as follows:





                                                                  DECEMBER 31,

                                                              --------------------

                                                                1997        1996

                                                              --------    --------


Residential mortgage loans..................................  $522,970    $132,193

Unamortized premiums and discounts..........................    10,781       2,155

                                                              --------    --------

                                                              $533,751    $134,348

                                                              ========    ========




(6) INVESTMENTS IN ACQUISITION PARTNERSHIPS



     The Company has investments in Acquisition Partnerships and their general partners that are accounted for on the equity method. Acquisition Partnerships invest in Portfolio Assets in a manner similar to the Company, as described in

Note 1. The condensed combined financial position and results of operations of the Acquisition Partnerships, which include the domestic and foreign Acquisition

Partnerships and their general partners, are summarized below:



                       CONDENSED COMBINED BALANCE SHEETS





                                                                  DECEMBER 31,

                                                              --------------------

                                                                1997        1996

                                                              --------    --------


Assets......................................................  $338,484    $240,733

                                                              ========    ========

Liabilities.................................................  $250,477    $144,094

Net equity..................................................    88,007      96,639

                                                              --------    --------

                                                              $338,484    $240,733

                                                              ========    ========

Company's equity in Acquisition Partnerships................  $ 35,529    $ 21,761

                                                              ========    ========


                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONDENSED COMBINED SUMMARY OF EARNINGS





                                                         YEAR ENDED DECEMBER 31,

                                                     --------------------------------

                                                       1997        1996        1995

                                                     --------    --------    --------


Proceeds from resolution of Portfolio Assets.......  $178,222    $174,012    $188,934

Gross margin.......................................    33,398      39,505      51,370

Interest income on performing Portfolio Assets.....     8,432       7,870          --

Net earnings.......................................  $ 20,117    $ 10,692    $  9,542

                                                     ========    ========    ========

Company's equity in earnings of Acquisition

  Partnerships.....................................  $  7,605    $  6,125    $  3,834

                                                     ========    ========    ========




     In the third quarter of 1996, the Company recognized $2.0 million in servicing fees in connection with the sale and securitization of $75 million of performing loans from the Acquisition Partnerships. During the third quarter of

1996, a majority of the debt of the Acquisition Partnerships was refinanced,

resulting in a $7 million equity distribution to the Company.



(7) CLASS A CERTIFICATE



     The Company was the sole holder of the Class A Certificate. Distributions from the Trust in respect of the Class A Certificate were used to retire the senior subordinated notes payable. Pursuant to a June 1997 agreement with the

Trust, the Trust's obligation to the Company under the Class A Certificate was terminated (other than the Trust's obligation to reimburse the Company for certain expenses) in exchange for the Trust's agreement to pay the Company an amount equal to $22.75 per share for the 1,923,481 outstanding shares of the

Company's special preferred stock at June 30, 1997, the 1997 second quarter dividend of $.7875 per share, and 15% interest from June 30, 1997 on any unpaid portion of the settlement amount. In 1997, the Company paid dividends of $5.1 million on special preferred stock and purchased 537,430 shares (representing

$11.3 million in liquidation preference) of special preferred stock with distributions from the Trust. The Trust has distributed $44.1 million to the

Company as full satisfaction of the June 1997 agreement.



(8) MORTGAGE SERVICING RIGHTS AND DEFERRED EXCESS SERVICING FEES



     Mortgage servicing rights and deferred excess servicing fees consist of the following:





                                                                  DECEMBER 31,

                                                              --------------------

                                                                1997        1996

                                                              --------    --------


Mortgage servicing rightsisition

  Partnerships.....................................  $  7,605    $  6,125    $  3,834

                                                     ========    ========    ========



     In the third quarter of 1996, the Company recognized $2                                   93,671      49,605

Accumulated amortization....................................   (23,489)    (15,640)

                                                              --------    --------

                                                                70,182      33,965

Valuation allowance.........................................      (548)       (448)

                                                              --------    --------

                                                              $ 69,634    $ 33,517

                                                              ========    ========


                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(9) NOTES PAYABLE



     Notes payable consisted of the following:





                                                                  DECEMBER 31,

                                                              --------------------

                                                                1997        1996

                                                              --------    --------


Collateralized loans, secured by Portfolio Assets:

  Fixed rate (7.66% at December 31, 1997), due 2002.........  $ 79,206    $     --

  Prime (8.25% at December 31, 1996) plus 3.00% to 5.00%....        --      37,491

  French franc LIBOR (3.5156% at December 31, 1997) plus

     4.00%, due 1998........................................     8,301

  LIBOR (5.9637% at December 31, 1997) plus 4.00% to 5.00%,

     due 1998...............................................     3,259       7,947

Collateralized loans, secured by automobile finance

  receivables:

  LIBOR (5.9637% at December 31, 1997) plus 3.00%, due

     1998...................................................    50,006      25,329

Residential mortgage warehouse lines of credit, secured by

  individual notes:

  LIBOR (5.9637% at December 31, 1997) plus .50 to 2.50%,

     due 1998...............................................   337,598     148,579

  Fed Funds (6.75% at December 31, 1997) plus .80 to 1.0%,

     due 1998...............................................   187,141          --

  Repurchase agreements (5.9637% at December 31, 1997) plus

     0.85%, due 1998........................................    35,826          --

Other notes payable, secured by substantially all the assets of Mortgage Corp.:

  LIBOR (5.9637% at December 31, 1997) plus 2.25%, due

     2002...................................................    38,000      20,000

Borrowings under revolving line of credit, secured and with

  recourse to the Company...................................     6,994      19,384

Other secured borrowings, secured by fixed assets...........       849       2,689

                                                              --------    --------

  Notes payable, secured....................................   747,180     261,419

  Notes payable to others (Diversified shareholder debt) 7%,

     due 2003...............................................     3,601       4,747

                                                              --------    --------

                                                              $750,781    $266,166

                                                              ========    ========




     The Company has a $35 million revolving line of credit with Cargill

Financial. The line bears interest at LIBOR plus 5% and expires on March 28,

1998. The line is secured by substantially all of the Company's unencumbered assets.



     Under terms of certain borrowings, the Company and its subsidiaries are required to maintain certain tangible net worth levels and debt to equity and debt service coverage ratios. The terms also restrict future levels of debt. The

Company was in compliance with all covenants at December 31, 1997. At December

31, 1997, cash restricted pursuant to loan covenants totaled $2.1 million. The aggregate maturities of notes payable for the five years ending December 31,

2002 are as follows: $627,693 in 1998, $11,409 in 1999, $10,671 in 2000, $11,240

in 2001 and $89,693 in 2002.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(10) MORTGAGE SERVICING PORTFOLIO AND RELATED OFF-BALANCE SHEET CREDIT RISK, AND

     INSURANCE COVERAGE



     At December 31, 1997, a substantial portion of the Company's loan production activity and collateral for loans serviced is concentrated within the states of Texas and California. The Company's mortgage servicing portfolio is comprised of the following:





                                                                    DECEMBER 31,

                                                              ------------------------

                                                                 1997          1996

                                                              ----------    ----------


Number of loans (in thousands)..............................          62            52

Aggregate principal balance.................................  $6,688,452    $3,947,028

Related escrow funds........................................  $   32,708    $   49,462




     The above table includes subserviced mortgage loans of approximately $707 million and $835 million at December 31, 1997 and 1996, respectively.



     The Company is required to advance, from corporate funds, escrow and foreclosure costs for loans which it services. A portion of these advances for loans serviced for GNMA are not recoverable. As of December 31, 1997 and 1996,

reserves for unrecoverable advances of approximately $357 and $232,

respectively, were established for GNMA loans in default.



     Upon foreclosure, an FHA/VA property is typically conveyed to HUD or the

VA. However, the VA has the authority to deny conveyance of the foreclosed property to the VA (a "VA no-bid"). The VA, instead, reimburses the Company based on a percentage of the loan's outstanding principal balance ("guarantee"

amount). For GNMA VA no-bids, the foreclosed property is conveyed to the Company and the Company then assumes the market risk of disposing of the property. The related allowance for GNMA VA loans in default for potential no-bid losses as of

December 31, 1997 and 1996, is included in the allowance for unrecoverable advances described above.



     The Company is servicing approximately $11.2 million in loans with recourse to Mortgage Corp. on behalf of FNMA and other investors. The recourse obligation is the result of servicing purchases by Mortgage Corp. pursuant to which

Mortgage Corp. assumed the recourse obligation. As a result, Mortgage Corp. is obligated to repurchase those loans that ultimately foreclose.



     In addition, Mortgage Corp. has issued various representations and warranties associated with whole loan and bulk servicing sales. The representations and warranties may require Mortgage Corp. to repurchase defective loans as defined by the applicable servicing and sales agreements.



     Mortgage Corp. and its subsidiaries originated and purchased mortgage loans with principal balances totaling approximately $3.7 billion, $1.8 billion and

$.7 billion, respectively, in 1997, 1996 and 1995. Errors and omissions and fidelity bond insurance coverage under a mortgage banker's bond was $4.5 million at December 31, 1997 and 1996.



(11) PREFERRED STOCK AND SHAREHOLDERS' EQUITY



     The authorized capital stock of the Company consists of the following: (1)

2.5 million shares of special preferred stock, par value $.01 per share, with a nominal stated value of $21.00 per share; (2) 2 million shares of adjusting rate preferred stock, par value $.01 per share, with a redemption value of $21.00 per share; (3) 98 million shares of optional preferred stock, par value $.01 per share; and (4) 100 million shares of common stock, par value $.01 per share.

Additionally, on July 3, 1995, under the Plan, the Company authorized the issuance of up to 500,000 warrants to purchase common stock to certain of FCBOT shareholders. In connection with the Merger, 4,921,422 shares of common stock,

2,460,911 shares of special preferred stock and 500,000 warrants to purchase common stock were issued.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

     The holders of shares of common stock are entitled to one vote for each share on all matters submitted to a vote of common shareholders. In order to preserve certain tax benefits available to the Company, transactions involving shareholders holding or proposing to acquire more than 4.75% of outstanding common shares are prohibited unless the prior approval of the Board of Directors is obtained.



     The holders of special preferred stock are entitled to receive the nominal stated value on September 30, 1998, and cumulative quarterly cash dividends at the annual rate of $3.15 per share. Accrued dividends through September 30, 1996 of $9.6 million, or $3.92 per share, were paid in 1996. Dividends of $5.8 million, or $3.15 per share, were paid in 1997. At December 31, 1997, accrued dividends totaled $.7 million, or $.7875 per share, and were paid on January 15,

1998. In 1997, the Company purchased 537,430 shares (representing $11.3 million in liquidation preference) of special preferred stock with a distribution from the Trust. The special preferred stock carries no voting rights, except in the event of non-payment of declared dividends.



     In June 1997, the Company initiated an offer to exchange one share of special preferred stock for one share of the newly designated adjusting rate preferred stock. The adjusting rate preferred stock has a redemption value of

$21.00 per share and cumulative quarterly cash dividends at the annual rate of

$3.15 per share through September 30, 1998, adjusting to $2.10 per share through the redemption date of September 30, 2005. The Company may redeem the adjusting rate preferred stock after September 30, 2003 for $21 per share plus accrued dividends. The adjusting rate preferred stock carries no voting rights except in the event of non-payment of dividends. Pursuant to the exchange offer, 1,073,704 shares of special preferred stock were accepted for exchange for a like number of shares of adjusting rate preferred stock. Dividends of $.8 million, or $.7875 per share, were paid in 1997 and additional dividends of $.8 million, or $.7875 per share were accrued at December 31, 1997 (paid on January 15, 1998).



     The Board of Directors of the Company may designate the relative rights and preferences of the optional preferred stock when and if issued. Such rights and preferences can include liquidation preferences, redemption rights, voting rights and dividends and shares can be issued in multiple series with different rights and preferences. The Company has no current plans for the issuance of an additional series of optional preferred stock.



     Each warrant entitles the holder to purchase one share of common stock at an exercise price of $25.00 per share, subject to adjustment in certain circumstances, and expires on July 3, 1999. The Company may repurchase the warrants for $1.00 per warrant should the quoted market price of the Company's common stock exceed $31.25 for any 10 out of 15 consecutive trading days. During

1997 and 1996, 106 and 2,625 warrants, respectively, were exercised, with

497,269 warrants outstanding at December 31, 1997.



     The Company has stock option and award plans for the benefit of key individuals, including its directors, officers and key employees. The plans are administered by a committee of the Board of Directors and provide for the grant of up to a total of 730,000 shares of common stock.



     The per share weighted-average fair value of stock options granted during

1997 and 1996 was $19.14 and $13.19, respectively, on the grant date using the

Black-Scholes option pricing model with the following assumptions: 1997 -- $0 expected dividend yield, risk-free interest rate of 6.46%, expected volatility of 30%, and an expected life of 10 years; 1996 -- $0 expected dividend yield,

risk-free interest rate of 5.75%, expected volatility of 30%, and an expected life of 9.7 years.



     The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock option and award plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting for

Stock-Based Compensation, the Company's net earnings

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES to common shareholders and net earnings per common share would have been reduced to the pro forma amounts indicated below:





                                                               1997       1996

                                                              -------    -------


Net earnings to common shareholders:

  As reported...............................................  $29,425    $31,420

  Pro forma.................................................   28,263     30,707

Net earnings per common share -- diluted:

  As reported...............................................  $  4.46    $  4.79

  Pro forma.................................................     4.29       4.68




     Stock option activity during the periods indicated is as follows:





                                                       1997                 1996

                                                ------------------   ------------------

                                                          WEIGHTED             WEIGHTED

                                                          AVERAGE              AVERAGE

                                                          EXERCISE             EXERCISE

                                                SHARES     PRICE     SHARES     PRICE

                                                -------   --------   -------   --------


Outstanding at beginning of year..............  223,100    $21.07    229,600    $20.20

Granted.......................................  125,200     26.47     18,000     30.75

Exercised.....................................   (4,750)    20.00     (4,500)    20.00

Forfeited.....................................  (29,250)    25.91    (20,000)    20.00

                                                -------              -------

Outstanding at end of year....................  314,300    $22.64    223,100    $21.07

                                                =======              =======




     At December 31, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $20.00 -- $30.75 and 7 years, respectively.



     At December 31, 1997, there were 87,710 options exercisable with a weighted-average exercise price of $20.25.



     The Company has an employee stock purchase plan which allows employees to acquire an aggregate of 100,000 shares of common stock of the Company at 85% of the fair value at the end of each quarterly plan period. The value of the shares purchased under the plan is limited to the lesser of 10% of compensation or

$25,000 per year. Under the plan, 8,308 shares were issued in 1997 and 3,813 shares were issued during 1996. At December 31, 1997, an additional 87,879 shares of common stock are available for issuance pursuant to the plan.



     Earnings per share ("EPS") has been calculated in conformity with SFAS No.

128, Earnings Per Share, and all prior periods have been restated. A reconciliation between the weighted average shares outstanding used in the basic and diluted EPS computations is as follows:





                                                         YEAR ENDED DECEMBER 31,

                                                   ------------------------------------

                                                      1997         1996         1995

                                                   ----------   ----------   ----------


Net earnings to common shareholders..............  $   29,425   $   31,420   $   11,368

                                                   ==========   ==========   ==========

Weighted average common shares

  outstanding -- basic...........................   6,517,716    6,504,065    5,223,021

Effect of dilutive securities:

  Assumed exercise of stock options..............      48,824       45,467           --

  Assumed exercise of warrants...................      24,672        6,392           --

                                                   ----------   ----------   ----------

Weighted average common shares

  outstanding -- diluted.........................   6,591,212    6,555,924    5,223,021

                                                   ==========   ==========   ==========

Net earnings per common share -- basic...........  $     4.51   $     4.83   $     2.18

Net earnings per common share -- diluted.........  $     4.46   $     4.79   $     2.18


                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(12) INCOME TAXES



     Income tax expense (benefit) consists of:





                                                           YEAR ENDED DECEMBER 31,

                                                         ----------------------------

                                                           1997       1996      1995

                                                         --------   --------   ------


Federal and state current expense......................  $  1,231   $  2,751   $1,264

Federal deferred expense (benefit).....................   (16,716)   (16,500)     (64)

                                                         --------   --------   ------

          Total........................................  $(15,485)  $(13,749)  $1,200

                                                         ========   ========   ======




     The actual income tax expense (benefit) attributable to earnings from operations differs from the expected tax expense (computed by applying the federal corporate tax rate of 35% to earnings from operations before income taxes) as follows:





                                                          1997       1996      1995

                                                        --------   --------   -------


Computed expected tax expense.........................  $  7,105   $  8,883   $ 5,755

Increase (reduction) in income taxes resulting from:

  Tax effect of Class A Certificate...................    (1,243)    (4,060)   (3,009)

  Change in valuation allowance.......................   (23,388)   (18,616)   (1,522)

  Alternative minimum tax and state income tax........     1,646         --        --

  REMIC excess inclusion income.......................       268         --        --

  Other...............................................       127         44       (24)

                                                        --------   --------   -------

                                                        $(15,485)  $(13,749)  $ 1,200

                                                        ========   ========   =======




     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1997 and 1996, are as follows:





                                                                1997         1996

                                                              ---------    ---------


Deferred tax assets:

  Investments in Acquisition Partnerships, principally due

     to differences in basis for tax and financial reporting

     purposes...............................................      1,453    $     403

  Intangibles, principally due to differences in

     amortization...........................................      1,317        1,138

  Book loss reserve greater than tax loss reserve...........     (1,200)         849

  Tax basis in fixed assets greater than book...............        255          255

  Federal net operating loss carryforward...................    213,028      210,681

  Valuation allowance.......................................   (168,971)    (192,360)

                                                              ---------    ---------

          Total deferred tax assets.........................     45,882       20,966

Deferred tax liabilities:

  Book basis in servicing rights greater than tax basis.....    (15,231)      (7,031)

  Other, net................................................        (37)         (37)

                                                              ---------    ---------

          Total deferred tax liabilities....................     15,268       (7,068)

                                                              ---------    ---------

Net deferred tax asset......................................  $  30,614    $  13,898

                                                              =========    =========




     As a result of the Merger described in Note 2, the Company has net operating loss carryforwards for federal income tax purposes of approximately

$608 million at December 31, 1997, available to offset future federal taxable income, if any, through the year 2012. A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. During 1997 and 1996, the Company adjusted the previously established valuation allowance to recognize a deferred tax benefit of $23.4 million.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

The ultimate realization of the resulting net deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of the net operating loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the recorded deferred tax asset,

net of the allowance, will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted in the future if estimates of future taxable income during the carryforward period change. The change in valuation allowance represents primarily an increase in the estimate of the future taxable income during the carryforward period since the prior year end and the utilization of net operating loss carryforwards since the Merger. The ability of the Company to realize the deferred tax asset is periodically reviewed and the valuation allowance is adjusted accordingly.



(13) EMPLOYEE BENEFIT PLAN



     The Company has a defined contribution 401(k) employee profit sharing plan pursuant to which the Company matches employee contributions at a stated

percentage of employee contributions to a defined maximum. The Company's contributions to the 401(k) plan were $603 in 1997, $407 in 1996 and $226 in

1995.



(14) LEASES



     The Company leases its current headquarters from a related party under a noncancelable operating lease. The lease calls for monthly payments of $7.5 through its expiration in December 2001 and includes an option to renew for two additional five-year periods. Rental expense for 1997, 1996 and 1995 under this lease was $90 each year.



     The Company also leases office space and equipment from unrelated parties under operating leases expiring in various years through 2004. Rental expense under these leases for 1997, 1996 and 1995 was $4.1 million, $2.3 million and

$1.5 million, respectively. As of December 31, 1997, the future minimum lease payments under all noncancelable operating leases are: $4,992 in 1998, $4,326 in

1999, $2,234 in 2000, $1,486 in 2001 and $1,360 in 2002 and beyond.



     The Company has subleased various office space. These sublease agreements primarily relate to leases assumed in the acquisition of Hamilton. Future minimum rentals to be received under noncancelable operating leases are $1,109,

$1,036 and $227 for the years 1998, 1999 and 2000, respectively.



(15) MORTGAGE LOAN PIPELINE, HEDGES, AND RELATED OFF-BALANCE SHEET RISK



     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business through the origination and selling of mortgage loans. The risks are associated with fluctuations in interest rates. The financial instruments include commitments to extend credit, mandatory forward contracts, and various hedging instruments. The instruments involve, to varying degrees, interest rate risk in excess of the amount recognized in the consolidated financial statements.



     The Company's mortgage loan pipeline as of December 31, 1997, totaled approximately $1.6 billion. The Company's exposure to loss in the event of nonperformance by the party committed to purchase the mortgage loan is represented by the amount of loss in value due to increases in interest rates on its fixed rate commitments. The pipeline consists of approximately $300 million of fixed rate commitments and $1.3 billion of floating rate obligations. The floating rate commitments are not subject to significant interest rate risk.

Management believes that the Company had adequate lines of credit at December

31, 1997 to fund its projected loan closings from its mortgage loan pipeline.



     The Company uses a variety of methods to hedge the interest rate risk of the mortgage loans in the pipeline that are expected to close and the mortgage loans held for sale. Mandatory forward commitments to sell whole loans and mortgage-backed securities are the Company's primary hedge instruments. At

Decem-

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES ber 31, 1997, the Company had approximately $423 million of mandatory forward commitments to sell. To the extent mortgage loans at the appropriate rates are not available to fill these commitments, the Company has interest rate risk due primarily to the impact of interest rate fluctuations on its obligations to fill forward commitments.



     The Company's mortgage loan pipeline and mandatory forward commitments are included in the lower of cost or market value calculation of mortgage loans held for sale.



(16) OTHER RELATED PARTY TRANSACTIONS



     During 1996, the Company acquired a portfolio of sub-prime automobile finance receivables from an Acquisition Partnership for approximately $23.6 million. This acquisition was at the carrying value of the Portfolio in the

Acquisition Partnership, thus resulting in no gain or loss on the transaction to the Acquisition Partnership.



     In January 1995, the Company entered into an agreement with a shareholder to repurchase 11,080 shares of J-Hawk common stock for $1.2 million. The Company paid the former shareholder $.4 million in cash and issued a $.8 million note,

which was assumed by Combined Financial Corporation, an affiliated entity, prior to the Merger.



     In 1995, the Company sold approximately $12 million (allocated cost) of loans to a partnership owned by certain executive officers of J-Hawk. The

Company recognized approximately $3 million in gain from the transaction.

Additionally, the Company entered into a servicing arrangement with the partnership to service the sold assets for a fee based on collections.



     The Company has contracted with the Trust, the Acquisition Partnerships and related parties as a third party loan servicer. Servicing fees totaling $12.1 million, $12.5 million and $10.9 million for 1997, 1996 and 1995, respectively,

and due diligence fees (included in other income) were derived from such affiliates.



     During 1997, the Company, along with selected Acquisition Partnerships,

sold certain assets to an entity 80% owned by the Company. The gain on the sale of the assets was deferred and is being recognized as the assets are ultimately resolved.



(17) COMMITMENTS AND CONTINGENCIES



     The Company is involved in various legal proceedings in the ordinary course of business. In the opinion of management, the resolution of such matters will not have a material adverse impact on the consolidated financial condition,

results of operations or liquidity of the Company.



     The Company is a 50% owner in an entity that is obligated to advance up to

$2.5 million toward the acquisition of Portfolio Assets from financial institutions in California. At December 31, 1997, advances of $.2 million had been made under the obligation.



(18) FINANCIAL INSTRUMENTS



     SFAS No. 107, Disclosures about Fair Value of Financial Instruments,

requires that the Company disclose estimated fair values of its financial instruments. Fair value estimates, methods and assumptions are set forth below.



(A)  CASH AND CASH EQUIVALENTS AND CLASS A CERTIFICATE



     The carrying amount of cash and cash equivalents and the Class A

Certificate approximated fair value at December 31, 1997 and 1996.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(B)  PORTFOLIO ASSETS AND LOANS RECEIVABLE



     The Portfolio Assets and loans receivable are carried at the lower of cost or estimated fair value. The estimated fair value is calculated by discounting projected cash flows on an asset-by-asset basis using estimated market discount rates that reflect the credit and interest rate risks inherent in the assets.

The carrying value of the Portfolio Assets and loans receivable was $180 million and $118 million, respectively, at December 31, 1997 and 1996. The estimated fair value of the Portfolio Assets and loans receivable was approximately $199 million and $134 million, respectively, at December 31, 1997 and 1996.



(C)  MORTGAGE LOANS HELD FOR SALE



     Market values of loans held for sale are generally based on quoted market prices or dealer quotes. The carrying value of mortgage loans held for sale was

$534 million and $134 million, respectively, at December 31, 1997 and 1996. The estimated fair value of mortgage loans held for sale approximated their carrying value at December 31, 1997 and 1996.



(D)  NOTES PAYABLE



     Management believes that the repayment terms for similar rate financial instruments with similar credit risks and the stated interest rates at December

31, 1997 and 1996 approximate the market terms for similar credit instruments.

Accordingly, the carrying amount of notes payable is believed to approximate fair value.



(E)  REDEEMABLE PREFERRED STOCK



     Redeemable preferred stock is carried at redemption value plus accrued but unpaid dividends. Carrying values were $41,908 and $53,617 at December 31, 1997 and 1996, respectively. Fair market values based on quoted market rates were

$42,048 and $59,062 at December 31, 1997 and 1996, respectively.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders

FirstCity Financial Corporation:



     We have audited the accompanying consolidated balance sheets of FirstCity

Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstCity

Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                            KPMG Peat Marwick LLP



Fort Worth, Texas

March 24, 1998

                        FIRSTCITY FINANCIAL CORPORATION



     The Harbor Merger, which occurred in July 1997, was accounted for as a pooling of interests. The Company's historical financial statements have therefore been retroactively restated to include the financial position and results of operations of Mortgage Corp. for all periods presented. Earnings per share has been calculated in conformity with SFAS No. 128, Earnings Per Share,

and all prior periods have been restated.



                       SELECTED QUARTERLY FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  (UNAUDITED)





                                          1997                                    1996

                          -------------------------------------   -------------------------------------

                           FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH

                          QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER

                          -------   -------   -------   -------   -------   -------   -------   -------


Income..................  $32,060   $28,295   $28,235   $33,427   $21,184   $24,238   $25,176   $22,366

Expenses................   24,032    26,399    29,672    29,219    16,640    18,449    20,324    18,296

Equity in earnings of

  Acquisition

  Partnerships..........    1,541     2,772     1,798     1,494       714       916     2,623     1,872

Net earnings before

  minority interest and

  preferred

  dividends(2)..........    9,217     4,439    16,439     5,690     4,530    20,173     6,742     7,684

Preferred dividends.....    1,659     1,515     1,514     1,515     1,938     1,938     1,896     1,937

Net earnings to common

  shareholders(2).......    7,558     2,855    15,176     3,836     2,592    18,235     4,846     5,747

Net earnings per common

  share -- Basic(2).....     1.16      0.44      2.33      0.59      0.40      2.80      0.75      0.88

Net earnings per common

  share -- Diluted(2)...     1.14      0.44      2.30      0.58      0.40      2.80      0.73      0.86




---------------



(2) Includes $13.3 million and $14.6 million, respectively, of deferred tax benefits in third quarter of 1997 and second quarter of 1996

                               WAMCO PARTNERSHIPS



                            COMBINED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                             (DOLLARS IN THOUSANDS)



                                     ASSETS





                                                                1997        1996

                                                              --------    --------


Cash........................................................  $ 11,467    $  8,812

Portfolio Assets, net.......................................   104,189     177,480

Investments in partnerships.................................       185          --

Investments in trust certificates...........................     5,816       5,195

Receivable from affiliates..................................       892         234

Restricted cash.............................................       235         795

Other assets, net...........................................     2,958       3,150

                                                              --------    --------

                                                              $125,742    $195,666

                                                              ========    ========



                        LIABILITIES AND PARTNERS' CAPITAL



Accounts payable (including $330 and $574 to affiliates in

  1997 and 1996, respectively)..............................  $    441    $  1,756

Accrued liabilities.........................................     1,081       1,738

Long-term debt (including $58,923 and $74,341 to affiliates

  in 1997 and 1996, respectively)...........................    68,950     141,054

                                                              --------    --------

          Total liabilities.................................    70,472     144,548

Commitments and contingencies...............................        --          --

Partners' capital...........................................    55,270      51,118

                                                              --------    --------

                                                              $125,742    $195,666

                                                              ========    ========




            See accompanying notes to combined financial statements.

                               WAMCO PARTNERSHIPS



                       COMBINED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                             (DOLLARS IN THOUSANDS)





                                                              1997        1996        1995

                                                            ---------   ---------   ---------


Proceeds from resolution of Portfolio Assets..............  $ 159,159   $ 174,012   $ 188,934

Cost of Portfolio Assets resolved.........................   (132,626)   (134,507)   (137,564)

                                                            ---------   ---------   ---------

  Gain on resolution of Portfolio Assets..................     26,533      39,505      51,370

Interest income on performing Portfolio Assets............      8,432       7,870          --

Interest expense (including $8,187, $14,571 and $13,333 to

  affiliates in 1997, 1996 and 1995, respectively)........    (10,659)    (22,065)    (27,034)

General, administrative and operating expenses............    (10,338)    (14,777)    (14,870)

Other income (expense), net...............................      1,008         210         121

                                                            ---------   ---------   ---------

  Net earnings............................................  $  14,976   $  10,743   $   9,587

                                                            =========   =========   =========




            See accompanying notes to combined financial statements.

                               WAMCO PARTNERSHIPS



              COMBINED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                             (DOLLARS IN THOUSANDS)





                                                         CLASS B

                                     CLASS A EQUITY       EQUITY

                                   -------------------   --------

                                   GENERAL    LIMITED    LIMITED    GENERAL    LIMITED

                                   PARTNERS   PARTNERS   PARTNERS   PARTNERS   PARTNERS    TOTAL

                                   --------   --------   --------   --------   --------   --------


Balance at December 31, 1994.....   $ 534     $ 26,193   $ 21,169    $  56     $  2,750   $ 50,702

  Contributions..................      82        4,027         --       60        2,946      7,115

  Distributions..................    (197)      (9,645)    (1,585)     (31)      (1,527)   (12,985)

  Net earnings...................     154        7,511      1,648        6          268      9,587

                                    -----     --------   --------    -----     --------   --------

Balance at December 31, 1995.....     573       28,086     21,232       91        4,437     54,419

  Contributions..................      54        2,621         --      986       48,303     51,964

  Distributions..................    (400)     (19,598)    (3,082)    (860)     (42,068)   (66,008)

  Net earnings...................      47        2,301        556      156        7,683     10,743

                                    -----     --------   --------    -----     --------   --------

Balance at December 31, 1996.....     274       13,410     18,706      373       18,355     51,118

  Contributions..................      --           --         --      522       29,592     30,114

  Distributions..................    (113)      (5,522)   (16,533)    (375)     (18,395)   (40,938)

  Net earnings...................     111        5,432      1,173      162        8,098     14,976

                                    -----     --------   --------    -----     --------   --------

Balance at December 31, 1997.....   $ 272     $ 13,320   $  3,346    $ 682     $ 37,650   $ 55,270

                                    =====     ========   ========    =====     ========   ========




            See accompanying notes to combined financial statements.

                               WAMCO PARTNERSHIPS



                       COMBINED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                             (DOLLARS IN THOUSANDS)





                                                            1997         1996         1995

                                                          ---------    ---------    ---------


Cash flows from operating activities:

  Net earnings..........................................  $  14,976    $  10,743    $   9,587

  Adjustments to reconcile net earnings to net cash

     provided by operating activities:

     Amortization of loan origination and commitment

       fees.............................................      1,707        1,483        2,415

     Provision (credit) for losses......................       (587)         585           --

     Net gain on Portfolio Assets.......................    (26,533)     (39,505)     (51,370)

     Purchase of Portfolio Assets.......................    (73,734)    (102,695)    (101,626)

     Capitalized costs on Portfolio Assets..............     (1,143)      (3,330)      (1,643)

     Proceeds from resolution of Portfolio Assets.......    159,159      188,002      188,934

     (Increase) decrease in receivable from

       affiliates.......................................       (660)        (126)          49

     Decrease in restricted cash........................        560        1,956          765

     Increase in other assets...........................     (1,556)      (2,191)      (1,186)

     Increase (decrease) in accounts payable ...........     (1,304)       1,032         (135)

     Increase (decrease) in accrued liabilities.........       (601)      (6,812)       1,730

                                                          ---------    ---------    ---------

          Net cash provided by operating activities.....     70,284       49,142       47,520

Cash flows from investing activities:

  Contribution to subsidiaries..........................       (185)

  Purchase of trust certificates........................       (225)      (4,224)          --

  Payments received from trust certificates.............        191           --           --

                                                          ---------    ---------    ---------

          Net cash used in operating activities.........       (219)      (4,224)          --

Cash flows from financing activities:

  Borrowing on acquisition debt.........................         --           --       12,840

  Repayment of acquisition debt.........................         --      (28,967)     (12,840)

  Borrowing on long-term debt...........................     34,489      263,614      112,050

  Repayment of long-term debt...........................   (106,593)    (265,041)    (154,312)

  Capital contributions.................................     30,114       38,180        7,115

  Capital distributions.................................    (25,420)     (52,224)     (12,985)

                                                          ---------    ---------    ---------

          Net cash used in financing activities.........    (67,410)     (44,438)     (48,132)

                                                          ---------    ---------    ---------

Net increase (decrease) in cash.........................      2,655          480         (612)

Cash at beginning of year...............................      8,812        8,332        8,944

                                                          ---------    ---------    ---------

Cash at end of year.....................................  $  11,467    $   8,812    $   8,332

                                                          =========    =========    =========




Supplemental disclosure of cash flow information (note 5):



  Cash paid for interest was approximately $11,091, $27,652 and $23,074 and for

  1997, 1996 and 1995, respectively.



  WAMCO V and WAMCO XVII contributed $1,243 and $324 of portfolio assets,

  respectively, in exchange for an investment in trust certificates in 1996.



  WAMCO IX, WAMCO XXI and WAMCO XXII contributed $1,542 of portfolio assets in exchange for an equity interest in a related party. This equity interest was subsequently distributed to the partners of the partnerships.



  In January, 1997 a partner purchased the other 50% interest in the Whitewater partnership, thus removing $14,043 in Portfolio and other assets and $14,043 of other liabilities and partners' capital from the accounts of the combined

  WAMCO partnerships.



            See accompanying notes to combined financial statements.

                               WAMCO PARTNERSHIPS



                     NOTES TO COMBINED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

                             (DOLLARS IN THOUSANDS)



(1) ORGANIZATION AND PARTNERSHIP AGREEMENTS



     The combined financial statements include the accounts of WAMCO III, Ltd.;

WAMCO V, Ltd.; WAMCO IX, Ltd.; WAMCO XVII, Ltd.; WAMCO XXI, Ltd.; WAMCO XXII,

Ltd.; WAMCO XXIII, Ltd.; WAMCO XXIV, Ltd.; WAMCO XXV, Ltd.; Calibat Fund, LLC;

DAP City Partners, L.P.; First B Realty, L.P.; First Paradee, L.P.; GLS

Properties, Ltd.; Imperial Fund I, L.P.; VOJ Partners, L.P. and Whitewater

Acquisition Co. One L.P., all of which are Texas limited partnerships

(Acquisition Partnerships or Partnerships). FirstCity Financial Corporation or

its wholly owned subsidiary, FirstCity Commercial Corporation, owns limited partnership interests in all of the Partnerships. All significant intercompany balances have been eliminated.



     The Partnerships were formed to acquire, hold and dispose of Portfolio

Assets acquired from the Federal Deposit Insurance Corporation, Resolution Trust

Corporation and other nongovernmental agency sellers, pursuant to certain purchase agreements or assignments of such purchase agreements. In accordance with the purchase agreements, the Partnerships retain certain rights of return regarding the assets related to defective title, past due real estate taxes,

environmental contamination, structural damage and other limited legal representations and warranties.



     Generally, the partnership agreements of the Partnerships provide for certain preferences as to the distribution of cash flows. Proceeds from disposition of and payments received on the Portfolio Assets are allocated based on the partnership and other agreements which ordinarily provide for the payment of interest and mandatory principal installments on outstanding debt before payment of intercompany servicing fees and return of capital and restricted distributions to partners.



     Additionally, WAMCO III, Ltd., WAMCO V, Ltd., WAMCO XVII, Ltd., WAMCO XXI,

Ltd. and Whitewater Acquisition Co. One L.P. provide for Class A and Class B

Equity partners in their individual partnership agreements. The Class B Equity limited partners are allocated 20 percent of cumulative net income recognized by the respective partnerships prior to allocation to the Class A Equity limited partners and the general partners.



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



(A) PORTFOLIO ASSETS



     The Partnerships acquire and resolve portfolios of performing and nonperforming commercial and consumer loans and other assets (collectively,

"Portfolio Assets" or "Portfolios"), which are generally acquired at a discount to their legal principal balance. Purchases may be in the form of pools of assets or single assets. The Portfolio Assets are generally nonhomogeneous assets, including loans of varying qualities that are secured by diverse collateral types and foreclosed properties. Some Portfolio Assets are loans for which resolution is tied primarily to the real estate securing the loan, while others may be collateralized business loans, the resolution of which may be based either on business or real estate or other collateral cash flow. Portfolio

Assets are acquired on behalf of legally independent partnerships ("Acquisition

Partnerships") in which a corporate general partner, FirstCity Financial

Corporation ("FirstCity") and other investors are limited partners.

                               WAMCO PARTNERSHIPS

     Portfolio Assets are reflected in the accompanying consolidated financial statements as non-performing Portfolio Assets, performing Portfolio Assets or real estate Portfolios. The following is a description of each classification and the related accounting policy accorded to each Portfolio type:



  Non-Performing Portfolio Assets



     Non-performing Portfolio Assets consist primarily of distressed loans and loan related assets, such as foreclosed upon collateral. Portfolio Assets are designated as non-performing unless substantially all of the loans in the

Portfolio are being repaid in accordance with the contractual terms of the underlying loan agreements. Such Portfolios are acquired on the basis of an evaluation by the Partnerships of the timing and amount of cash flow expected to be derived from borrower payments or other resolution of the underlying collateral securing the loan.



     All non-performing Portfolio Assets are purchased at substantial discounts from their outstanding legal principal amount, the total of the aggregate of expected future sales prices and the total payments to be received from obligors. Subsequent to acquisition, the amortized cost of non-performing

Portfolio Assets is evaluated for impairment on a quarterly basis. A valuation allowance is established for any impairment identified through provisions charged to earnings in the period the impairment is identified.



     Net gain on resolution of non-performing Portfolio Assets is recognized as income to the extent that proceeds collected exceed a pro rata portion of allocated cost from the Portfolio. Cost allocation is based on a proration of actual proceeds divided by total estimated proceeds of the Portfolio. No interest income is recognized separately on non-performing Portfolio Assets. All proceeds, of whatever type, are included in proceeds from resolution of

Portfolio Assets in determining the gain on resolution of such assets.

Accounting for Portfolios is on a pool basis as opposed to an individual asset-by-asset basis.



  Performing Portfolio Assets



     Performing Portfolio Assets consist primarily of Portfolios of consumer and commercial loans acquired at a discount from the aggregate amount of the borrowers' obligation. Portfolios are classified as performing if substantially all of the loans in the Portfolio are being repaid in accordance with the contractual terms of the underlying loan agreements.



     Performing Portfolio Assets are carried at the unpaid principal balance of the underlying loans, net of acquisition discounts. Interest is accrued when earned in accordance with the contractual terms of the loans. The accrual of interest is discontinued once a loan becomes past due 90 days or more.

Acquisition discounts for the Portfolio as a whole are accreted as an adjustment to yield over the estimated life of the Portfolio. Accounting for these

Portfolios is on a pool basis as opposed to an individual asset-by-asset basis.



     The Partnerships account for performing Portfolio Assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114,

Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118,

which requires creditors to evaluate the collectibility of both contractual interest and principal of loans when assessing the need for a loss accrual.

Impairment is measured based on the present value of the expected future cash flows discounted at the loans' effective interest rates, or the fair value of the collateral, less estimated selling costs, if any loans are collateral dependent and foreclosure is probable.



  Real Estate Portfolios



     Real estate Portfolios consist of real estate assets acquired from a variety of sellers. Such Portfolios are carried at the lower of cost or fair value less estimated costs to sell. Costs relating to the development and improvement of real estate are capitalized, whereas those relating to holding assets are charged to expense. Income or loss is recognized upon the disposal of the real estate. Rental income, net of expenses, on real estate Portfolios is recognized when received.

                               WAMCO PARTNERSHIPS

     Assets are foreclosed when necessary through an arrangement with an affiliated entity whereby title to the foreclosed asset is held by the affiliated entity and a note receivable from the affiliate is held by the

Partnership. Costs relating to the development and improvement of foreclosed assets are capitalized by the Partnership. Costs relating to holding foreclosed assets are charged to operating expense by the Partnership. For financial statement presentation, the affiliated entity note receivable created by the arrangement is included in Portfolio Assets and is recorded at the lower of allocated cost or fair value less estimated cost to sell the underlying asset.



(B) INVESTMENT IN TRUST CERTIFICATES



     The Partnerships hold an investment in trust certificates, representing an interest in a REMIC created by the sale of certain Partnership assets. This interest is subordinate to the senior tranches of the certificate. The investment is carried at the unpaid balance of the certificate, net of acquisition discounts. Interest is accrued in accordance with the contractual terms of the agreement. Acquisition discounts are accreted as an adjustment to yield over the estimated life of the investment.



(C) INCOME TAXES



     Under current Federal laws, partnerships are not subject to income taxes;

therefore, no provision has been made for such taxes in the accompanying combined financial statements. For tax purposes, income or loss is included in the individual tax returns of the partners.



(D) USE OF ESTIMATES



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



(3) PORTFOLIO ASSETS



     Portfolio Assets are summarized as follows:





                                                                   DECEMBER 31,

                                                              -----------------------

                                                                1997          1996

                                                              --------      ---------


Non-performing Portfolio Assets.............................  $106,377      $ 308,554

Performing Portfolio Assets.................................    77,794         15,786

Real estate Portfolios......................................     6,696             --

                                                              --------      ---------

          Total Portfolio Assets............................   190,867        324,340

Discount required to reflect Portfolio Assets at carrying

  value.....................................................   (86,678)      (146,860)

                                                              --------      ---------

          Portfolio Assets, net.............................  $104,189      $ 177,480

                                                              ========      =========




     Portfolio Assets are pledged to secure non-recourse notes payable.

                               WAMCO PARTNERSHIPS

(4) NOTES PAYABLE



     Notes payable at December 31, 1997 and 1996 consist of the following:





                                                               1997        1996

                                                              -------    --------


Senior collateralized loans, secured by Portfolio Assets:

  Prime (8.5% at December 31, 1997) plus 1.5% to 2.5%.......  $    --    $ 39,283

  LIBOR (5.7% at December 31, 1997) plus 3.00% to 6.5%......   43,198      92,455

  New York inter-bank offering rate (6.5% at December 31,

     1996) plus 3%..........................................       --       4,457

  Fixed rate -- 7.51% to 10.17%.............................   24,681          --

Subordinated collateralized loans, secured by Portfolio

  Assets:

  Prime (8.5% at December 31, 1997) plus 2% to 7%...........    1,071       4,859

                                                              -------    --------

                                                              $68,950    $141,054

                                                              =======    ========




     Collateralized loans are typically payable based on proceeds from disposition of and payments received on the Portfolio Assets.



     Contractual maturities (excluding principal and interest payments payable from proceeds from dispositions of and payments received on the Portfolio

Assets) of long term debt are as follows:





Year ending December 31:

     1998...................................................  $ 6,068

     1999...................................................   31,538

     2000...................................................       --

     2001...................................................   27,344

     2002...................................................       --

     Thereafter.............................................    4,000

                                                              -------

                                                              $68,950

                                                              =======




     The loan agreements and master note purchase agreements, under which notes payable were incurred, contain various covenants including limitations on other indebtedness, maintenance of service agreements and restrictions on use of proceeds from disposition of and payments received on the Portfolio Assets. As of December 31, 1997, the Partnerships were in compliance with the aforementioned covenants.



     In connection with the long term debt, the Partnerships incurred origination and commitment fees. These fees are amortized proportionate to the principal reductions on the related notes and are included in general,

administrative and operating expenses. At December 31, 1997 and 1996,

approximately $1,298 and $2,712, respectively, of origination and commitment fees are included in other assets, net.



     Additionally, certain loan agreements contain provisions requiring the

Partnerships to maintain minimum balances in a restricted cash account as additional security for certain notes payable. Approximately $235 and $552 of restricted cash was held in such accounts as of December 31, 1997 and 1996,

respectively.



(5) TRANSACTIONS WITH AFFILIATES



     Under the terms of the various servicing agreements between the

Partnerships and FirstCity, FirstCity receives a servicing fee based on proceeds from resolution of the Portfolio Assets for processing transactions on the

Portfolio Assets and for conducting settlement, collection and other resolution activities. Included in general, administrative and operating expenses in the accompanying combined statements of operations is approximately $4,353, $6,468 and $6,834 in servicing fees incurred by the Partnerships in 1997, 1996 and

1995, respectively.

                               WAMCO PARTNERSHIPS

     Under the terms of the Partnership Agreement of Whitewater Acquisition Co.

One L.P. ("Whitewater"), the Class B Equity limited partners are to receive interest on their Class B equity interest at prime plus 7% calculated on a monthly basis. Whitewater has expensed $0, $3,435 and $3,486 in 1997, 1996 and

1995, respectively, included in interest expense in the accompanying combined financial statements, under this partnership agreement. The interest will be paid to the Class B Equity limited partners upon final disposition of the

Portfolio Assets or in accordance with the Master Note Purchase Agreement.



     Under the terms of a Master Note Purchase Agreement, Varde, Varde II-A and

OPCO, limited partners of VOJ Partners L.P. ("VOJ"), are to receive 5 percent, 5 percent and 10 percent, respectively, of cumulative income before profit participation expense recognized by VOJ. Due to continued net losses, VOJ wrote off $103 of receivables from affiliates related to this profit participation agreement. No amounts were accrued under this agreement during 1997. VOJ accrued

$103 in 1996 included in the receivables from affiliates and recognized $18 and

$68 in 1997 and 1996, respectively, included in other income (expenses), net, in the accompanying combined financial statements.



     Under the terms of a Master Note Purchase Agreement, each of two limited partners of Imperial Fund I, L.P. ("Imperial") are to receive 10 percent of cumulative income before profit participation expense recognized by Imperial.

Imperial has recorded accounts payable of $23 and $236 at December 31, 1997 and

1996, respectively, and expensed $92, $40 and $114 in the years ended December

31, 1997, 1996 and 1995, respectively, in the accompanying combined financial statements under this profit participation agreement. The profit participation will be paid to the limited partners upon final disposition of the Portfolio

Assets in accordance with the Master Note Purchase Agreement.



     During 1996 in conjunction with a refinancing transaction, WAMCO XXII transferred $42,047 in assets and $28,967 in liabilities to First Paradee in return for a partnership interest in First Paradee. Subsequent to the transfer,

WAMCO XXII distributed its interest in First Paradee to its partners.



     During 1996, WAMCO III distributed $704 in assets to its partners which was subsequently contributed to WAMCO IX.



     On January 1, 1997, FirstCity purchased the other limited partner's interest in Whitewater for $4,165.



     During 1997, Wamco XXI, Ltd. and Whitewater merged into WAMCO XXII, Ltd.

After the merger, Wamco XXII, Ltd. transferred $47,517 in assets and $516 in liabilities to Bosque Asset Corporation (Bosque) in exchange for cash and an investment in Bosque. Subsequent to the transaction, Wamco XXII, Ltd.

distributed its investment in Bosque to its partners and dissolved. During 1997,

Wamco IX, Ltd. contributed $3,316 in notes to Bosque in exchange for cash and an investment in Bosque. Subsequent to the transfer, WAMCO IX, Ltd. distributed its investment in Bosque to its partners.



(6) FAIR VALUE OF FINANCIAL INSTRUMENTS



     Statement of Financial Accounting Standards No. 107, "Disclosures about

Fair Value of Financial Instruments," requires that the Partnerships disclose estimated fair values of their financial instruments. Fair value estimates,

methods and assumptions are set forth below.



(a) CASH, RESTRICTED CASH, RECEIVABLE FROM AFFILIATES, ACCOUNTS PAYABLE AND

    ACCRUED LIABILITIES



     The carrying amount of cash, restricted cash, receivable from affiliates,

accounts payable and accrued liabilities approximates fair value at December 31,

1997 and 1996 due to the short-term nature of such accounts.

                               WAMCO PARTNERSHIPS

(b) PORTFOLIO ASSETS



     Portfolio Assets are carried at the lower of cost or estimated fair value.

The estimated fair value is calculated by discounting projected cash flows on an asset-by-asset basis using estimated market discount rates that reflect the credit and interest rate risk inherent in the assets. The carrying value of

Portfolio Assets is $104,189 and $177,480 at December 31, 1997 and 1996,

respectively. The estimated fair value of the Portfolio Assets is approximately

$122,515 and $221,352 at December 31, 1997 and 1996, respectively.



(c) INVESTMENTS IN TRUST CERTIFICATES



     Investments in trust certificates are carried at the lower of cost or estimated fair value. Management estimates that the cost of the investments approximates fair value at December 31, 1997 and 1996.



(d) LONG-TERM DEBT



     Management believes that for similar financial instruments with comparable credit risks, the stated interest rates at December 31, 1997 and 1996 approximate market rates. Accordingly, the carrying amount of long-term debt is believed to approximate fair value.



(7) COMMITMENTS AND CONTINGENCIES



     Calibat Fund, LLC has committed to make additional investments in partnerships up to $2,315 at December 31, 1997.



     The Partnerships are involved in various legal proceedings in the ordinary course of business. In the opinion of management, the resolution of such matters will not have a material adverse impact on the combined financial condition,

results of operations or liquidity of the Partnerships.

                          INDEPENDENT AUDITORS' REPORT



The Partners

WAMCO Partnerships:



     We have audited the accompanying combined balance sheets of the WAMCO

Partnerships as of December 31, 1997 and 1996, and the related combined statements of operations, changes in partners' capital, and cash flows for each of the years in the three-year period ended December 31, 1997. These combined financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the WAMCO

Partnerships as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                            KPMG Peat Marwick LLP



Fort Worth, Texas

March 24, 1998

ITEM 9.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL

       DISCLOSURE.



     Not applicable.



                                    PART III



ITEM 10.DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.



     The information called for by this item with respect to the Company's directors and executive officers is incorporated by reference from the Company's definitive proxy statement pertaining to the 1998 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A.



ITEM 11. EXECUTIVE COMPENSATION.



     The information called for by this item is incorporated by reference from the Company's definitive proxy statement pertaining to the 1998 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A.



ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.



     The information called for by this item is incorporated by reference from the Company's definitive proxy statement pertaining to the 1998 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A.



ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.



     The information called for by this item is incorporated by reference from the Company's definitive proxy statement pertaining to the 1998 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A.

                                    PART IV



ITEM 14.EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.



     (a) 1. Financial Statements



            The consolidated financial statements of FirstCity and combined financial statements of Acquisition Partnerships are incorporated herein by reference to Item 8, "Financial Statements and

            Supplementary Data," of this Report.



         2. Financial Statement Schedules



            Financial statement schedules have been omitted because the information is either not required, not applicable, or is included in Item 8, "Financial Statements and Supplementary Data."



         3. Exhibits





        EXHIBIT

         NUMBER                                  DESCRIPTION

        -------                                  -----------


          2.1            -- Joint Plan of Reorganization by First City Bancorporation

                            of Texas, Inc., Official Committee of Equity Security

                            Holders and J-Hawk Corporation, with the Participation of

                            Cargill Financial Services Corporation, Under Chapter 11

                            of the United States Bankruptcy Code, Case No.

                            392-39474-HCA-11 (incorporated herein by reference to

                            Exhibit 2.1 of the Company's Current Report on Form 8-K

                            dated July 3, 1995 filed with the Commission on July 18,

                            1995).

          2.2            -- Agreement and Plan of Merger, dated as of July 3, 1995,

                            by and between First City Bancorporation of Texas, Inc.

                            and J-Hawk Corporation (incorporated herein by reference

                            to Exhibit 2.2 of the Company's Current Report on Form

                            8-K dated July 3, 1995 filed with the Commission on July

                            18, 1995).

          3.1            -- Amended and Restated Certificate of Incorporation of the

                            Company (incorporated herein by reference to Exhibit 3.1

                            of the Company's Current Report on Form 8-K dated July 3,

                            1995 filed with the Commission on July 18, 1995).

          3.2            -- Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 of the Company's Current Report on Form

                            8-K dated July 3, 1995 filed with the Commission on July

                            18, 1995).

          4.1            -- Certificate of Designations of the New Preferred Stock

                            ($0.01 par value) of the Company.

          4.2            -- Warrant Agreement, dated July 3, 1995, by and between the

                            Company and American Stock Transfer & Trust Company, as

                            Warrant Agent (incorporated herein by reference to

                            Exhibit 4.2 of the Company's Current Report on Form 8-K

                            dated July 3, 1995 filed with the Commission on July 18,

                            1995).

          4.3            -- Registration Rights Agreement, dated July 1, 1997, among the Company, Richard J. Gillen, Bernice J. Gillen, Harbor

                            Financial Mortgage Company Employees Pension Plan,

                            Lindsey Capital Corporation, Ed Smith and Thomas E.

                            Smith.

          4.4            -- Stock Purchase Agreement, dated March 24, 1998, between the Company and Texas Commerce Shareholders Company.

          4.5            -- Registration Rights Agreement, dated March 24, 1998,

                            between the Company and Texas Commerce Shareholders

                            Company.

          9.1            -- Shareholder Voting Agreement, dated as of June 29, 1995,

                            among ATARA I Ltd., James R. Hawkins, James T. Sartain

                            and Cargill Financial Services Corporation.

         10.1            -- Trust Agreement of FirstCity Liquidating Trust, dated

                            July 3, 1995 (incorporated herein by reference to Exhibit

                            10.1 of the Company's Current Report on Form 8-K dated

                            July 3, 1995 filed with the Commission on July 18, 1995).




        EXHIBIT

         NUMBER                                  DESCRIPTION

        -------                                  -----------


         10.2            -- Investment Management Agreement, dated July 3, 1995,

                            between the Company and FirstCity Liquidating Trust

                            (incorporated herein by reference to Exhibit 10.2 of the

                            Company's Current Report on Form 8-K dated July 3, 1995

                            filed with the Commission on July 18, 1995).

         10.3            -- Lock-Box Agreement, dated July 11, 1995, among the

                            Company, NationsBank of Texas, N.A., as lock-box agent,

                            FirstCity Liquidating Trust, FCLT Loans, L.P., and the

                            other Trust-Owned Affiliates signatory thereto, and each

                            of NationsBank of Texas, N.A. and Fleet National Bank, as

                            co-lenders (incorporated herein by reference to Exhibit

                            10.3 of the Company's Form 8-A/A dated August 25, 1995

                            filed with the Commission on August 25, 1995).

         10.4            -- Custodial Agreement, dated July 11, 1995, among Fleet

                            National Bank, as custodian, Fleet National Bank, as

                            agent, FCLT Loans, L.P., FirstCity Liquidating Trust, and

                            the Company (incorporated herein by reference to Exhibit

                            10.4 of the Company's Form 8-A/A dated August 25, 1995

                            filed with the Commission on August 25, 1995).

         10.5            -- Tier 3 Custodial Agreement, dated July 11, 1995, among

                            the Company, as custodian, Fleet National Bank, as agent,

                            FCLT Loans, L.P., FirstCity Liquidating Trust, and the

                            Company, as servicer (incorporated herein by reference to

                            Exhibit 10.5 of the Company's Form 8-A/A dated August 25,

                            1995 filed with the Commission on August 25, 1995).

         10.6            -- 12/97 Amended and Restated Facilities Agreement, dated

                            effective as of December 3, 1997, among Harbor Financial

                            Mortgage Corporation, New America Financial, Inc., Texas

                            Commerce Bank National Association and the other

                            warehouse lenders party thereto.

         10.7            -- Modification Agreement, dated January 26, 1998, to the

                            Amended and Restated Facilities Agreement, dated as of

                            December 3, 1997, among Harbor Financial Mortgage

                            Corporation, New America Financial, Inc. and Chase Bank

                            of Texas, National Association (formerly known as Texas

                            Commerce Bank National Association).

         10.8            -- $50,000,000 3/98 Chase Texas Temporary Additional

                            Warehouse Note, dated March 17, 1998, by Harbor Financial

                            Mortgage Corporation and New America Financial, Inc., in

                            favor of Chase Bank of Texas, National Association.

         10.9            -- Employment Agreement, dated as of July 1, 1997, by and

                            between Harbor Financial Mortgage Corporation and Richard

                            J. Gillen.

         10.10           -- Employment Agreement, dated as of September 8, 1997, by and between FirstCity Funding Corporation and Thomas R.

                            Brower, with similar agreements between FirstCity Funding

                            Corporation and each of James H. Aronoff and Christopher

                            J. Morrissey.

         10.11           -- Shareholder Agreement, dated as of September 8, 1997,

                            among FirstCity Funding Corporation, FirstCity Consumer

                            Lending Corporation, Thomas R. Brower, Scot A. Foith,

                            Thomas G. Dundon, R. Tyler Whann, Bradley C. Reeves,

                            Stephen H. Trent and Blake P. Bozman.

         10.12           -- Revolving Credit Loan Agreement, dated as of March 20,

                            1998, by and between FC Properties, Ltd. and Nomura Asset

                            Capital Corporation.




        EXHIBIT

         NUMBER                                  DESCRIPTION

        -------                                  -----------


         10.13           -- Revolving Credit Loan Agreement, dated as of February 27,

                            1998, by and between FH Partners, L.P. and Nomura Asset

                            Capital Corporation.




        EXHIBIT

         NUMBER                                  DESCRIPTION

        -------                                  -----------


         10.14           -- Note Agreement, dated as of June 6, 1997, among Bosque

                            Asset Corp., SVD Realty, L.P., SOWAMCO XXII, LTD., Bosque

                            Investment Realty Partners, L.P. and Bankers Trust

                            Company of California, N.A.

         10.15           -- 60,000,000 French Franc Revolving Promissory Note, dated

                            September 25, 1997, by J-Hawk International Corporation

                            in favor of the Bank of Scotland.

         10.16           -- Loan Agreement, dated as of September 25, 1997, by and

                            between Bank of Scotland and J-Hawk International

                            Corporation.

         10.17           -- Guaranty Agreement, dated as of September 25, 1997, by

                            J-Hawk Corporation (now known as FirstCity Commercial

                            Corporation) in favor of Bank of Scotland.

         10.18           -- Guaranty Agreement, dated as of September 25, 1997, by

                            FirstCity Financial Corporation in favor of Bank of

                            Scotland.

         10.19           -- Warehouse Credit Agreement, dated as of May 17, 1996,

                            among ContiTrade Services L.L.C., N.A.F. Auto Loan Trust

                            and National Auto Funding Corporation.

         10.20           -- Funding Commitment, dated as of May 17, 1996, by and

                            between ContiTrade Services L.L.C. and the Company.

         10.21           -- Revolving Credit Agreement, dated as of December 29,

                            1995, by and between the Company and Cargill Financial

                            Services Corporation, as amended by the Eighth Amendment

                            to Revolving Credit Agreement dated February 1998.

         23.1            -- Consent of KPMG Peat Marwick LLP.

         23.2            -- Consent of KPMG Peat Marwick LLP.

         27.1            -- Financial Data Schedule. (Exhibit 27.1 is being submitted as an exhibit only in the electronic format of this

                            Annual Report on Form 10-K being submitted to the

                            Securities and Exchange Commission. Exhibit 27.1 shall

                            not be deemed filed for purposes of Section 11 of the

                            Securities Act of 1933, Section 18 of the Securities Act

                            of 1934, as amended, or Section 323 of the Trust

                            Indenture Act of 1939, as amended, or otherwise be

                            subject to the liabilities of such sections, nor shall it

                            be deemed a part of any registration statement to which

                            it relates.)




     (b) The Company did not file a Report on Form 8-K during, or dated during,

the fourth quarter of 1997.

                                   SIGNATURES



     Pursuant to the requirements of Section 13 or 15(d) of the Securities

Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            FIRSTCITY FINANCIAL CORPORATION



                                            By     /s/ JAMES R. HAWKINS

                                             -----------------------------------

                                                      James R. Hawkins

                                                    Chairman of the Board



March 24, 1998



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.





                      SIGNATURE                                       TITLE                        DATE

                      ---------                                       -----                        ----




                /s/ JAMES R. HAWKINS                    Chairman of the Board, Chief          March 24, 1998

-----------------------------------------------------     Executive Officer and Director

                  James R. Hawkins                        (Principal Executive Officer)



                 /s/ C. IVAN WILSON                     Vice Chairman and Director            March 24, 1998

-----------------------------------------------------

                   C. Ivan Wilson



                /s/ JAMES T. SARTAIN                    President, Chief Operating Officer    March 24, 1998

-----------------------------------------------------     and Director

                  James T. Sartain



               /s/ MATT A. LANDRY, JR.                  Executive Vice President, Senior      March 24, 1998

-----------------------------------------------------     Financial Officer, Managing

                 Matt A. Landry, Jr.                      Director -- Mergers and

                                                          Acquisitions and Director

                                                          (Principal Financial Officer and

                                                          Principal Accounting Officer)



               /s/ RICK R. HAGELSTEIN                   Executive Vice President, Managing    March 24, 1998

-----------------------------------------------------     Director and Director

                 Rick R. Hagelstein



                /s/ RICHARD J. GILLEN                   Chairman of the Board, President      March 24, 1998

-----------------------------------------------------     and Chief Executive Officer of

                  Richard J. Gillen                       FirstCity Financial Mortgage,

                                                          Managing Director and Director




                      SIGNATURE                                       TITLE                        DATE

                      ---------                                       -----                        ----




                 /s/ RICHARD E. BEAN                    Director                              March 24, 1998

-----------------------------------------------------

                   Richard E. Bean



               /s/ BART A. BROWN, JR.                   Director                              March 24, 1998

-----------------------------------------------------

                 Bart A. Brown, Jr.



               /s/ DONALD J. DOUGLASS                   Director                              March 24, 1998

-----------------------------------------------------

                 Donald J. Douglass


                               INDEX TO EXHIBITS





        EXHIBIT

         NUMBER                                  DESCRIPTION

        -------                                  -----------


          2.1            -- Joint Plan of Reorganization by First City Bancorporation

                            of Texas, Inc., Official Committee of Equity Security

                            Holders and J-Hawk Corporation, with the Participation of

                            Cargill Financial Services Corporation, Under Chapter 11

                            of the United States Bankruptcy Code, Case No.

                            392-39474-HCA-11 (incorporated herein by reference to

                            Exhibit 2.1 of the Company's Current Report on Form 8-K

                            dated July 3, 1995 filed with the Commission on July 18,

                            1995).

          2.2            -- Agreement and Plan of Merger, dated as of July 3, 1995,

                            by and between First City Bancorporation of Texas, Inc.

                            and J-Hawk Corporation (incorporated herein by reference

                            to Exhibit 2.2 of the Company's Current Report on Form

                            8-K dated July 3, 1995 filed with the Commission on July

                            18, 1995).

          3.1            -- Amended and Restated Certificate of Incorporation of the

                            Company (incorporated herein by reference to Exhibit 3.1

                            of the Company's Current Report on Form 8-K dated July 3,

                            1995 filed with the Commission on July 18, 1995).

          3.2            -- Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 of the Company's Current Report on Form

                            8-K dated July 3, 1995 filed with the Commission on July

                            18, 1995).

          4.1            -- Certificate of Designations of the New Preferred Stock

                            ($0.01 par value) of the Company.

          4.2            -- Warrant Agreement, dated July 3, 1995, by and between the

                            Company and American Stock Transfer & Trust Company, as

                            Warrant Agent (incorporated herein by reference to

                            Exhibit 4.2 of the Company's Current Report on Form 8-K

                            dated July 3, 1995 filed with the Commission on July 18,

                            1995).

          4.3            -- Registration Rights Agreement, dated July 1, 1997, among the Company, Richard J. Gillen, Bernice J. Gillen, Harbor

                            Financial Mortgage Company Employees Pension Plan,

                            Lindsey Capital Corporation, Ed Smith and Thomas E.

                            Smith.

          4.4            -- Stock Purchase Agreement, dated March 24, 1998, between the Company and Texas Commerce Shareholders Company.

          4.5            -- Registration Rights Agreement, dated March 24, 1998,

                            between the Company and Texas Commerce Shareholders

                            Company.

          9.1            -- Shareholder Voting Agreement, dated as of June 29, 1995,

                            among ATARA I Ltd., James R. Hawkins, James T. Sartain

                            and Cargill Financial Services Corporation.

         10.1            -- Trust Agreement of FirstCity Liquidating Trust, dated

                            July 3, 1995 (incorporated herein by reference to Exhibit

                            10.1 of the Company's Current Report on Form 8-K dated

                            July 3, 1995 filed with the Commission on July 18, 1995).

         10.2            -- Investment Management Agreement, dated July 3, 1995,

                            between the Company and FirstCity Liquidating Trust

                            (incorporated herein by reference to Exhibit 10.2 of the

                            Company's Current Report on Form 8-K dated July 3, 1995

                            filed with the Commission on July 18, 1995).

         10.3            -- Lock-Box Agreement, dated July 11, 1995, among the

                            Company, NationsBank of Texas, N.A., as lock-box agent,

                            FirstCity Liquidating Trust, FCLT Loans, L.P., and the

                            other Trust-Owned Affiliates signatory thereto, and each

                            of NationsBank of Texas, N.A. and Fleet National Bank, as

                            co-lenders (incorporated herein by reference to Exhibit

                            10.3 of the Company's Form 8-A/A dated August 25, 1995

                            filed with the Commission on August 25, 1995).




        EXHIBIT

         NUMBER                                  DESCRIPTION

        -------                                  -----------


         10.4            -- Custodial Agreement, dated July 11, 1995, among Fleet

                            National Bank, as custodian, Fleet National Bank, as

                            agent, FCLT Loans, L.P., FirstCity Liquidating Trust, and

                            the Company (incorporated herein by reference to Exhibit

                            10.4 of the Company's Form 8-A/A dated August 25, 1995

                            filed with the Commission on August 25, 1995).

         10.5            -- Tier 3 Custodial Agreement, dated July 11, 1995, among

                            the Company, as custodian, Fleet National Bank, as agent,

                            FCLT Loans, L.P., FirstCity Liquidating Trust, and the

                            Company, as servicer (incorporated herein by reference to

                            Exhibit 10.5 of the Company's Form 8-A/A dated August 25,

                            1995 filed with the Commission on August 25, 1995).

         10.6            -- 12/97 Amended and Restated Facilities Agreement, dated

                            effective as of December 3, 1997, among Harbor Financial

                            Mortgage Corporation, New America Financial, Inc., Texas

                            Commerce Bank National Association and the other

                            warehouse lenders party thereto.

         10.7            -- Modification Agreement, dated January 26, 1998, to the

                            Amended and Restated Facilities Agreement, dated as of

                            December 3, 1997, among Harbor Financial Mortgage

                            Corporation, New America Financial, Inc. and Chase Bank

                            of Texas, National Association (formerly known as Texas

                            Commerce Bank National Association).

         10.8            -- $50,000,000 3/98 Chase Texas Temporary Additional

                            Warehouse Note, dated March 17, 1998, by Harbor Financial

                            Mortgage Corporation and New America Financial, Inc., in

                            favor of Chase Bank of Texas, National Association.

         10.9            -- Employment Agreement, dated as of July 1, 1997, by and

                            between Harbor Financial Mortgage Corporation and Richard

                            J. Gillen.

         10.10           -- Employment Agreement, dated as of September 8, 1997, by and between FirstCity Funding Corporation and Thomas R.

                            Brower, with similar agreements between FirstCity Funding

                            Corporation and each of James H. Aronoff and Christopher

                            J. Morrissey.

         10.11           -- Shareholder Agreement, dated as of September 8, 1997,

                            among FirstCity Funding Corporation, FirstCity Consumer

                            Lending Corporation, Thomas R. Brower, Scot A. Foith,

                            Thomas G. Dundon, R. Tyler Whann, Bradley C. Reeves,

                            Stephen H. Trent and Blake P. Bozman.

         10.12           -- Revolving Credit Loan Agreement, dated as of March 20,

                            1998, by and between FC Properties, Ltd. and Nomura Asset

                            Capital Corporation.

         10.13           -- Revolving Credit Loan Agreement, dated as of February 27,

                            1998, by and between FH Partners, L.P. and Nomura Asset

                            Capital Corporation.

         10.14           -- Note Agreement, dated as of June 6, 1997, among Bosque

                            Asset Corp., SVD Realty, L.P., SOWAMCO XXII, LTD., Bosque

                            Investment Realty Partners, L.P. and Bankers Trust

                            Company of California, N.A.

         10.15           -- 60,000,000 French Franc Revolving Promissory Note, dated

                            September 25, 1997, by J-Hawk International Corporation

                            in favor of the Bank of Scotland.

         10.16           -- Loan Agreement, dated as of September 25, 1997, by and

                            between Bank of Scotland and J-Hawk International

                            Corporation.

         10.17           -- Guaranty Agreement, dated as of September 25, 1997, by

                            J-Hawk Corporation (now known as FirstCity Commercial

                            Corporation) in favor of Bank of Scotland.

         10.18           -- Guaranty Agreement, dated as of September 25, 1997, by

                            FirstCity Financial Corporation in favor of Bank of

                            Scotland.

         10.19           -- Warehouse Credit Agreement, dated as of May 17, 1996,

                            among ContiTrade Services L.L.C., N.A.F. Auto Loan Trust

                            and National Auto Funding Corporation.




        EXHIBIT

         NUMBER                                  DESCRIPTION

        -------                                  -----------


         10.20           -- Funding Commitment, dated as of May 17, 1996, by and

                            between ContiTrade Services L.L.C. and the Company.

         10.21           -- Revolving Credit Agreement, dated as of December 29,

                            1995, by and between the Company and Cargill Financial

                            Services Corporation, as amended by the Eighth Amendment

                            to Revolving Credit Agreement dated February 1998.

         23.1            -- Consent of KPMG Peat Marwick LLP.

         23.2            -- Consent of KPMG Peat Marwick LLP.

         27.1            -- Financial Data Schedule. (Exhibit 27.1 is being submitted as an exhibit only in the electronic format of this

                            Annual Report on Form 10-K being submitted to the

                            Securities and Exchange Commission. Exhibit 27.1 shall

                            not be deemed filed for purposes of Section 11 of the

                            Securities Act of 1933, Section 18 of the Securities Act

                            of 1934, as amended, or Section 323 of the Trust

                            Indenture Act of 1939, as amended, or otherwise be

                            subject to the liabilities of such sections, nor shall it

                            be deemed a part of any registration statement to which

                            it relates.)


                                                                    EXHIBIT 4.1



                         CERTIFICATE OF DESIGNATIONS



                                     OF THE



                              NEW PREFERRED STOCK

                               ($0.01 Par Value)



                                       OF



                        FIRSTCITY FINANCIAL CORPORATION



                         ------------------------------



                         Pursuant to Section 151 of the



                General Corporation Law of the State of Delaware



                         ------------------------------





     The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted on May 30, 1997, by the Board of Directors (the "Board") of FirstCity

Financial Corporation, a Delaware corporation (the "Corporation"), at a duly convened meeting of the Board at which a quorum was present and active throughout;



     RESOLVED, that pursuant to authority expressly granted to and vested in the

Board by the provisions of the Amended and Restated Certificate of Incorporation

of the Corporation (the "Certificate of Incorporation"), the issuance of a series of preferred stock (the "New Preferred Stock"), which shall consist of up to 2,000,000 of the 100,000,000 shares of the Optional Preferred Stock, par value $0.01 per share (the "Optional Preferred Stock"), which the Corporation now has authority to issue, be, and the same hereby is, authorized, and the

Board hereby fixes the powers, designations, preferences and relative,

participating, optional or other special rights, and the qualifications,

limitations and restrictions thereof, of the shares of such series (in addition to the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Optional Preferred Stock) as follows:



     For the purposes of this resolution:   (a) "Common Stock" means the shares

of Common Stock, $0.01 par value per share, of the Corporation; and (b) "Special

Preferred Stock" means the shares of Special Preferred Stock, $0.01 par value per share, of the Corporation.



     I.   Designation and Amount.  The series of Optional Preferred Stock authorized by this resolution shall be designated the "New Preferred Stock". The maximum number of shares of New Preferred Stock shall be 2,000,000.

     II.  Dividends and Distributions.  Holders of shares of New Preferred Stock shall be entitled to receive, when, as and if declared by the Board out of funds of the Corporation legally available therefor, dividends at an annual rate of

$3.15 per share until and including September 30, 1998, and thereafter at an annual rate of $2.10 per share, payable in quarterly installments on the last business day of March, June, September and December of each year, commencing

September 30, 1997 (each a "Dividend Payment Date").  Dividends on the New

Preferred Stock shall accrue and be cumulative from July 1, 1997. Dividends shall be payable to holders of record as they appear on the stock books of the

Corporation on such record dates, not more than sixty (60) days nor less than ten (10) days preceding the payment dates thereof, as shall be fixed by the

Board (each a "Dividend Payment Record Date").  No Dividend Payment Record Date

shall precede the date upon which the resolution fixing the Dividend Payment

Record Date is adopted.  Unless full cumulative dividends on the New Preferred

Stock shall have been paid, dividends (other than in Common Stock (as defined in

Paragraph III below), other stock ranking junior to the New Preferred Stock and rights to acquire the foregoing) may not be paid or declared and set aside for payment and other distributions may not be made upon the Common Stock or on any other stock of the Corporation, except for dividends on the Special Preferred

Stock (as defined in Paragraph III below), nor may any Common Stock or any other stock of the Corporation be redeemed, purchased or otherwise acquired for any consideration by the Corporation (except for redemption of the Special Preferred

Stock and except by conversion into or exchange for stock of the Corporation ranking junior to the New Preferred Stock as to dividends).  Dividends payable for any partial dividend period shall be calculated on the basis of a 360-day year of twelve 30-day months.  Accrued but unpaid dividends shall not bear interest.



     III.  Rank.  The shares of New Preferred Stock shall rank prior to the shares of the Corporation's Common Stock, par value $0.01 per share (the "Common

Stock") and any other class of stock of the Corporation except the Special

Preferred Stock ("Junior Liquidation Stock"), so that in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the New Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any distribution is made to holders of shares of Common Stock or any Junior Liquidation Stock, an amount equal to $21.00 per share (the "Liquidation Preference") plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid on the shares of New Preferred Stock to the date of final distribution.

After payment of the full amount of the Liquidation Preference and accumulated dividends to which holders of shares of New Preferred Stock are entitled, the holders of shares of New Preferred Stock shall not be entitled to any further participation in any distribution of assets by the Corporation.  For the purposes hereof, neither a consolidation or merger of the Corporation with or into any other corporation, nor a sale or transfer of all or any part of the

Corporation's assets for cash or securities, shall be considered a liquidation,

dissolution or winding up of the Corporation.



     IV.  Status.  Upon any conversion, exchange or redemption of shares of New

Preferred Stock, the shares of New Preferred Stock so converted, exchanged or redeemed shall have the status of authorized and unissued shares of New

Preferred Stock, and the number of shares of New Preferred Stock which the

Corporation shall have authority to issue shall not be decreased by the conversion, exchange or redemption of shares of New Preferred Stock.

     V.   Voting Rights.  The holders of shares of New Preferred Stock shall have no voting rights whatsoever, except for any voting rights to which they may be entitled under the laws of the State of Delaware, and except as follows:



          (a) (i) If and whenever at any time or times dividends payable on the

     New Preferred Stock shall have been in arrears and unpaid in an aggregate amount equal to or exceeding of any the amount of dividends payable thereon for six quarterly periods, then the holders of the New Preferred Stock and of any class or series of Optional Preferred Stock having similar voting rights then exercisable ("Voting Parity Preferred Stock") shall have the exclusive right, voting as a single class without regard to series, to elect two directors of the Corporation, such directors to be in addition to the number of directors constituting the Board immediately prior to the accrual of that right.  The remaining directors shall be elected in accordance with the provisions of the Corporation's Certificate of

     Incorporation and Bylaws by the other class or classes of stock entitled to vote thereof at each meeting of stockholders held for the purpose of electing directors.  Such voting right of the New Preferred Stock shall continue until such time as all cumulative dividends accumulated on the New

     Preferred Stock shall have been paid in full at which time the voting right of the holders of the New Preferred Stock shall terminate, subject to revesting in accordance with the provisions of the first sentence of this

     Subparagraph V(a)(i) in the event of each and every subsequent event of default of the character indicated above.



          (ii)  Whenever the voting right described in Subparagraph V(a)(i)

     above shall have vested in the holders of the New Preferred Stock, the right may be exercised initially either at a special meeting of the holders of the New Preferred Stock and Voting Parity Preferred Stock (if any),

     called as hereinafter provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each successive annual meeting.



          (iii)  At any time when the voting rights described in Subparagraph

     V(a)(i) above shall have vested in the holders of the New Preferred Stock,

     and if the right shall not already have been initially exercised, a proper officer of the Corporation shall, upon the written request of the holders of record of 10% in number of the shares of the New Preferred Stock then outstanding, addressed to the Secretary of the Corporation, call a special meeting of the holders of the New Preferred Stock and Voting Parity

     Preferred Stock for the purpose of electing directors.  Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of stockholders at the place for holding of annual meetings of stockholders of the Corporation, or, if none, at a place designated by the Secretary of the Corporation.  If the meeting shall not be called by the proper officers of the Corporation within thirty (30) days after the personal service of such written request upon the Secretary of the

     Corporation, or within thirty (30) days after mailing it within the United

     States of America, by registered mail, addressed to the Secretary of the

     Corporation at its principal office (such mailing to be evidenced by the registery receipt issued by the postal authorities), then the holders of record of 10% in number of shares of the New Preferred Stock then outstanding may designate in writing one of their number to call such meeting at the expense of the Corporation, and such meeting may be called by such person so
     designated upon the notice required for annual meetings of stockholders and shall be held at the same place as is elsewhere provided for in this

     Subparagraph V(a).  Any holder of the New Preferred Stock shall have access to the stock books of the Corporation for the purpose of causing a meeting of the stockholders to be called pursuant to the provisions of this

     Subparagraph V(a)(iii).  Notwithstanding the provision of this

     Subparagraph, however, no such special meeting shall be held during a period within ninety (90) days immediately preceding the date fixed for the next annual meeting of stockholders.



          (iv)  At any meeting held for the purpose of electing directors at which the holders of the New Preferred Stock shall have the right to elect directors as provided herein, the presence in person or by proxy of the holders of a majority of the then outstanding shares of the New Preferred

     Stock and Voting Parity Preferred Stock shall be required and be sufficient to constitute a quorum of the holders of such preferred stock for the election of directors by the holders of such preferred stock.  At any such meeting or adjournment thereof (A) the absence of a quorum of the holders of the New Preferred Stock and Voting Parity Preferred Stock shall not prevent the election of directors other than those to be elected by the holders of such preferred stock, and the absence of a quorum or quorums of the holders of other classes or series of capital stock entitled to elect such other directors shall not prevent the election of directors to be elected by the holders of the New Preferred Stock and Voting Parity

     Preferred Stock, and (B) in the absence of a quorum of the holders of New

     Preferred Stock and Voting Parity Preferred Stock, a majority of the holders present in person or by proxy of such preferred stock shall have the power to adjourn the meeting, or appropriate portion thereof, for the election of directors which the holders of such preferred stock are entitled to elect, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.



          (v)  The directors elected pursuant to this Subparagraph V(a) shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that when the right of the holders of the New Preferred Stock to elect directors as herein provided shall terminate, the terms of office of all persons so elected by the holders of the New Preferred Stock shall terminate, and the number of directors of the Corporation shall thereupon be such number as may be provided in accordance with the Certificate of Incorporation and Bylaws of the Corporation irrespective of any increase made pursuant to this

     Subparagraph V(a).



          (vi)  So long as any shares of New Preferred Stock are outstanding,

     the Certificate of Incorporation and Bylaws of the Corporation shall contain provisions ensuring that the number of Directors of the Corporation shall at all times be such that the exercise by the holders of shares of

     New Preferred Stock of the right to elect directors under the circumstances provided in this Subparagraph V(a) shall not contravene any provisions of the Corporation's Certificate of Incorporation or Bylaws.



     (b) So long as any shares of the New Preferred Stock remain outstanding,

the Corporation shall not, (i) create or issue or increase the authorized number of shares of any class or classes or series of stock ranking prior to the New

Preferred Stock either as to dividends or upon liquidation, (ii) amend, alter or repeal any of the provisions of the

Certificate of Incorporation (including this resolution) so as to affect adversely the preferences, special rights or powers of the New Preferred Stock or (iii) authorize any reclassification of the New Preferred Stock.



     VI.  Redemption by the Corporation.



          (a) The shares of New Preferred Stock may be redeemed for cash at the option of the Corporation, in whole or from time to time in part, at any time on or after September 30, 2003, on at least fifteen (15) but not more than sixty (60) days' prior notice mailed to the holders of the shares to be redeemed, at $21.00 per share, together with an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid to the date fixed for redemption.  The shares of New Preferred Stock shall be redeemed for cash on September 30, 2005, at $21.00 per share together with an amount equal to all dividends (whether or not earned or declared)

     accumulated and unpaid as of September 30, 2005.



          (b) If full cumulative dividends on the New Preferred Stock have not been paid through the most recent Dividend Payment Date, the New Preferred

     Stock may not be redeemed in part and the Corporation may not purchase or acquire any shares of the New Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the New

     Preferred Stock.  If less than all the outstanding shares of New Preferred

     Stock are to be redeemed, redemption may be either a pro rata proportion of the shares of the New Preferred Stock to be redeemed or the Corporation may select the shares of the New Preferred Stock to be redeemed by lot or a substantially equivalent method.



          (c) (i) If a notice of redemption has been given pursuant to this

     Paragraph VI and if, on or before the date fixed for the redemption, the funds necessary for the redemption shall have been set aside by the

     Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares so called for redemption, then,

     notwithstanding that any certificates for those shares have not been surrendered for cancellation, on the date fixed fore redemption dividends shall cease to accrue on the shares of New Preferred Stock to be redeemed,

     and at the close of business on the date fixed for redemption the holders of those shares shall cease to be stockholders with respect to those shares and shall have no interest in or claims against the Corporation by virtue thereof and shall have no voting or other rights with respect to the shares, except the right to receive the monies payable upon such redemption and the right to accumulated and unpaid dividends, without interest thereon, upon surrender (the endorsement, if required by the Corporation)

     of their certificates, and, unless the Corporation subsequently shall default in mailing payment of these amounts, the shares shall default in mailing payment of these amounts, the shares evidenced thereby shall no longer be deemed outstanding for any purpose.



              (ii)  If on or before the date fixed for redemption (but not less than fifteen (15) days after the date the notice of redemption is mailed to the holders of the New Preferred Stock) the Corporation shall deposit, in a trust fund, with any bank or trust
     company organized under the laws of the United States of America or any state thereof having a combined capital and surplus of at least $5,000,000

     (the "Redemption Agent") monies sufficient to redeem on the date fixed for redemption the shares of New Preferred Stock to be redeemed, with irrevocable instructions and authority to the Redemption Agent on behalf and at the expense of the Corporation, to pay, on the date fixed for redemption or prior to that date, the full amount of the consideration

     (consisting of the redemption price plus accrued and unpaid dividends, if any, to the date fixed for redemption, without interest) payable to the holders of the New Preferred Stock upon the redemption, upon surrender (and endorsement, if required by the Corporation) of their certificates, then,

     from and after the close of business on the date of such deposit (although prior to the dated fixed for redemption) the "Deposit Date"), the deposit shall be deemed to constitute full and final payment for the shares of New

     Preferred Stock to be redeemed to the holders thereof and, notwithstanding that any certificates for those shares have not been surrendered for cancellation, on the date fixed for redemption dividends shall cease to accrue on the shares of New Preferred Stock to be redeemed, and at the close of business on the Deposit Date the holders of those shares shall cease to be stockholders with respect to those shares and shall have no interest in or claims against the Corporation by virtue thereof and shall have no voting or other rights with respect to the shares, except the right to receive the monies payable upon redemption and the right to accumulated and unpaid dividends to the date fixed for redemption without interest thereof, upon surrender (and endorsement, if required by the Corporation)

     of their certificates, and the shares evidenced thereby shall no longer be deemed outstanding for any purposes.



              (iii)  Subject to applicable escheat laws, any monies necessary for redemption set aside or deposited by the Corporation and unclaimed at the end of two years from the date fixed for redemption shall revert to the general funds of the Corporation, after which reversion the holders of such shares so called for redemption but not surrendered shall look only to the general funds of the Corporation for the payment of the amounts payable upon such redemption.  Any interest accrued on funds so set aside or deposited shall belong to the Corporation and shall be paid to it from time to time.



     VII.  Consent.  No consent of the holders of the New Preferred Stock shall be required for (a) the creation of any indebtedness of any kind of the

Corporation, (b) the creation or issuance, or increase or decrease in the amount, of any class or series of stock of the Corporation not ranking prior as to dividends or upon liquidation to the New Preferred Stock, (c) any increase or decrease in the amount of authorized Common Stock or any increase, decrease or change in the par value thereof or in any other terms thereof or (d) of any increase or decrease in the authorized amount of preferred stock issuable by the

Board of Directors in series.



     VIII.   Number of Shares of New Preferred Stock.  The Board reserves the right by subsequent amendment of this resolution from time to time to amend this resolution within the limitations provided by law, this resolution and the

Certificate of Incorporation.



     IX.  Miscellaneous

 .

          (a)  Except as otherwise expressly provided, whenever in this resolution notices or other communications are required to be made,

     delivered or otherwise given to holders of shares of New Preferred Stock,

     the notice or other communication shall be deemed properly given if deposited in the United States mail, postage prepaid, addressed to the persons shown on the books of the Corporation as such holders at the addresses as they appear in the books of the Corporation, as of a record date or dates determined in accordance with the Corporations' Certificate of Incorporation and Bylaws and applicable law, as in effect from time to time.



          (b) The holders of the New Preferred Stock shall not have any preemptive right to subscribe for or purchase any shares or any other securities which may be issued by the Corporation.



          (c) Except as may otherwise be required by law, the shares of New

     Preferred Stock shall not have any designations, preferences, limitations or relative rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the

     Certificate of Incorporation.



          (d) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.



          (e) If any right, preference or limitation of the New Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.





     IN WITNESS WHEREOF, FirstCity Financial Corporation has caused this certificate to be made under the seal of the Corporation and signed by James T.

Sartain, its President, and attested by Joe S. Greak, its Secretary, this 31st day of July, 1997.



                                              FirstCity Financial Corporation







                                               By: /s/ JAMES T. SARTAIN

                                                  ----------------------------

                                                  James T. Sartain, President

ATTEST:



/s/ JOE S. GREAK, SECRETARY

------------------------------------

Joe S. Greak, Secretary

                                                                    EXHIBIT 4.3







                                                               EXECUTION DRAFT







                         REGISTRATION RIGHTS AGREEMENT



                 REGISTRATION RIGHTS AGREEMENT (the "Agreement") entered into and effective as of July 1, 1997 among FirstCity Financial Corporation, a

Delaware corporation (the "Company"), and Richard J. Gillen, Bernice J. Gillen,

Harbor Financial Mortgage Company Employees Pension Plan, Lindsey Capital

Corporation, Ed Smith and Thomas E. Smith (collectively, the "Stockholder

Parties").





                              W I T N E S S E T H:



                 WHEREAS, the Company, HFGI Acquisition Corp. ("Acquisition

Corp.") and Harbor Financial Group, Inc.  ("HFGI") have entered into an

Agreement and Plan of Merger dated as of March 26, 1997 (the "Merger

Agreement"), pursuant to which Acquisition Corp. is being merged with and into

HFGI (the "Merger");



                 WHEREAS, as a result of the consummation of the Merger, the

Stockholder Parties are receiving shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company; and



                 WHEREAS, in connection with and as a condition to the

consummation of the Merger, the parties hereto have entered into this Agreement in order to define certain rights, duties and obligations of such parties.



                 NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:



                 1.  Definitions.  Except as otherwise set forth below, terms defined in the Stockholders Agreement (as defined below) are used herein as therein defined.



                 "Business Day" means any day except a Saturday, Sunday or

other day on which commercial banks in the City of Houston, Texas are authorized by law to close.

                 "Exchange Act" means the Securities Exchange Act of 1934, as amended.



                 "Holder" means any Person who holds Registrable Securities.



                 "Indemnified Party" has the meaning set forth in Section 6(c)

below.



                 "Indemnifying Party" has the meaning set forth in Section 6(c)

below.



                 "Material Adverse Effect" has the meaning set forth in Section

2(d) below.



                 "Registrable Securities" means the Common Stock issued to the

Stockholder Parties pursuant to the Merger Agreement, and any other securities issuable with respect to such Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger,

consolidation or reorganization; provided that



                 (1)      any Registrable Security will cease to be a

                 Registrable Security when (a) a registration statement

                 covering such Registrable Security has been declared effective by the SEC and it has been disposed of pursuant to such

                 effective registration statement, (b) it is sold under

                 circumstances in which all of the applicable conditions of

                 Rule 144 or Rule 145 under the Securities Act (or any similar provisions then in force) under the Securities Act are met or

                 (c) (i) it has been otherwise transferred and (ii) the Company has delivered a new certificate or other evidence of ownership for it not bearing the legend pertaining to the Securities Act and (iii) it may be resold without subsequent registration under the Securities Act;

                 (2)      with respect to any Registrable Securities shall only

                 include such Registrable Securities which any Requesting

                 Holder could not otherwise sell pursuant to Rule 144 or Rule

                 145, without restriction as a result of volume limitations,

                 whether under subsection (k) of Rule 144 or otherwise.



                 "Registration Expenses" has the meaning set forth in Section 5 below.



                 "Registration Period" has the meaning set forth in Section 2 below.



                 "Registration Statement" has the meaning set forth in Section

2 below.



                 "Securities Act" means the Securities Act of 1933, as amended.



                 "Selling Holder" means any Stockholder Party who is selling

Registrable Securities pursuant to the Registration Statement.



                 "SEC" means the Securities and Exchange Commission.



                 2.  Registration. (a)  As soon as practicable after the

consummation of the Merger (the "Closing"), the Company shall file with the SEC a registration statement (the "Registration Statement") on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable

Securities to be registered thereunder (including, without limitation, by way of a post- effective amendment to the Registration Statement on Form S-4,

Registration Number 333-24347), to permit the Stockholder Parties to offer and sell their Registrable Securities on a delayed or continuous basis under Rule

415 under the Securities Act, and shall use its reasonable efforts to cause the

Registration Statement to become effective under the Securities Act.  After the

Registration Statement has been declared effective, the Company shall use all reasonable efforts to keep the Registration Statement effective for a period of two years from the Closing (the "Registration Period").



                 (b)  If at the time the Company or any of its subsidiaries become engaged in confidential negotiations or other confidential business activities or developments, disclosure of which may, in the good faith judgment of the Board of Directors
of the Company, materially and adversely affect the Company or the Company's ability to pursue any such negotiations or business activities, or the Board of

Directors commences consideration of making a registered or unregistered offering of the Company's securities for the Company's account (such negotiations, activities, developments or prospective offering referred to herein as "Pending Matters"), the Company may notify the Stockholder Parties that they are required to cease using the Registration Statement (and the prospectus forming a part thereof) in connection with the offer and sale of

Registrable Securities (such notice a "Stoppage Notice"), and the Stockholder

Parties shall immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement.  If the Pending Matters are publicly disclosed or terminated or abandoned, the Company shall promptly so notify the

Stockholder Parties who then may offer and sell Registrable Securities pursuant to the Registration Statement





                 3.  Restrictions on Public Sale by Holder of Registrable

Securities; Piggyback Registration Rights.  (a) Upon the request of the

Company, each Holder of Registrable Securities agrees not to effect any public sale or distribution of Registrable Securities, including a sale pursuant to

Rule 144 or Rule 145, during the 7 days prior to, and during such period as the

Company specifies (not to exceed 180 days) in such request (as shall be required by the managing underwriter of the offering contemplated by the registration statement referred to in this Section 3(a)) beginning on the effective date of a registration statement with respect to any securities of the Company if and to the extent requested by the Company.



                 (b)  Subject to the provisions of this Agreement, if the

Company proposes to file a registration statement under the Securities Act with respect to an offering of its Common Stock by the Company for its own account,

then the Company shall give prompt written notice of such proposed filing to holders of the Registrable Securities.  Upon the written request of any such holder made within 20 days after the receipt of any such notice, except as set forth below, the Company shall include in each such registration (a "Piggyback

Registration") all Registrable Securities requested to be included in the registration for such offering.  The Company shall use its reasonable efforts to cause the managing underwriter of any such proposed underwritten offering to permit the Registrable Securities requested by the holder thereof to be included in the registration statement for such offering ("Piggyback

Securities") on the same terms and conditions as the Company's Common Stock included therein.

Notwithstanding the foregoing, the Company shall not be required to include such holder's Piggyback Securities in such offering if the managing underwriter of such proposed underwritten offering advises the Company that in its opinion the total amount of securities, including Piggyback Securities, exceeds the number which can be sold in such offering without causing a material adverse effect on the price or success of such offering.  If the managing underwriter so advises the Company, the Company will include in such registration, to the extent of the number which the Company is so advised can be sold in such offering without causing such a material adverse effect, first the securities being sold by the Company, and next any other securities pro rata among the

Stockholder Parties on the basis of the number of Registrable Securities requested to be included in such registration by each such Stockholder Party.



                 4.  Registration Procedures.  The Company will:



                 (a)  prepare and promptly file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the Registration Period (except as provided in the last paragraph of this Section 4) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Selling Holders thereof set forth in the Registration

Statement;



                 (b)  furnish to each such Stockholder Party such number of copies of the Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in the

Registration Statement and such other documents as such Selling Holder may reasonably request in order to facilitate the disposition of the Registrable

Securities owned by such Selling Holder;



                 (c)  notify the Selling Holders promptly, and (if requested by any such person) confirm such notice in writing, (i) when the Registration

Statement or any post-effective amendment has become effective under the

Securities Act and applicable state law, (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or related prospectus or for additional information,

(iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the
suspension of the qualification or exemption from qualification of any of the

Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) of the happening of any event which makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated

therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;



                 (d)  use its reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment;



                 (e)  use its reasonable efforts to cooperate with the Selling

Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends and shall be in a form eligible for deposit with

The Depositary Trust Company; and enable such Registrable Securities to be registered in such names as the Selling Holders may request at least two business days prior to any sale of Registrable Securities;



                 (f)  use its reasonable efforts to register or qualify such

Registrable Securities as promptly as practicable under such other securities or blue sky laws of such jurisdictions as any Selling Holder reasonably (in light of the intended plan of distribution) requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such

Selling Holder to consummate the disposition in such jurisdictions of the

Registrable Securities owned by such Selling Holder; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (g), (ii) subject itself to taxation in any such jurisdiction or

(iii) consent to general service of process in any such jurisdiction;

                 (g) use its reasonable efforts to cause such Registrable

Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holder thereof to consummate the disposition of such Registrable Securities;



                 (h)  make available to its security holders, as soon as

reasonably practicable, an earnings statement covering a period of twelve months, beginning within three months after the effective date of the

Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;



                 (i)  use its reasonable efforts to cause all such Registrable

Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or quoted on any inter-dealer quotation system on which similar securities issued by the Company are then quoted; and



                 (j)  if any event contemplated by Section 4(c)(v) above shall occur (subject to Section 2(b) above), as promptly as practicable prepare a supplement or amendment or post-effective amendment to the Registration

Statement or the related prospectus or any document incorporated therein by reference or promptly file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.



                 The Company may require each Selling Holder to promptly

furnish in writing to the Company such information regarding the distribution of the Registrable Securities as it may from time to time reasonably request and such other information as may be legally required in connection with such registration.  Notwithstanding anything herein to the contrary, the Company shall have the right to exclude from the Registration Statement the Registrable

Securities of any Selling Holder who does not comply with the provisions of the immediately preceding sentence.



                 Each Selling Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section

4(c)(v) hereof, such Selling Holder will forthwith discontinue disposition of

Registrable Securities pursuant to the Registration Statement until such

Selling Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(c)(v) hereof, and, if so directed by the Company, such Selling Holder will deliver to the Company all copies, other than permanent file copies, then in such Selling Holder's possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.



                 5.  Registration Expenses.  In connection with the

Registration Statement the Company shall pay the following registration expenses (the "Registration Expenses"): (i) all registration and filing fees

(including, without limitation, with respect to filings to be made with the

National Association of Securities Dealers, Inc.), (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the

Registrable Securities), (iii) word processing, duplicating and printing expenses, (iv) internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (v) transfer agents', trustees', depositories', registrars' and fiscal agents' fees, (vi) the fees and expenses incurred in connection with the listing on an exchange or quoted on an inter-dealer quotation system of the

Registrable Securities, (vii) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company and (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration.  The Company shall not be responsible for underwriting fees,

discounts and commissions and transfer taxes, if any, in respect of the

Registrable Securities or the fees and expenses of counsel or other professionals retained by any of the Stockholder Parties in connection with the preparation of the Registration Statement or the disposition of Registrable

Securities thereunder.



                 6.  Indemnification; Contribution.  (a)  Indemnification by

the Company.  The Company agrees to indemnify and hold harmless each Selling

Holder, each Person, if any, who controls such Selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act,

and the officers, directors, agents, general and limited partners, and employees of each Selling Holder and each such controlling person from and against any and all losses, claims, damages, liabilities, and reasonable expenses (including reasonable costs of investigation) directly or indirectly arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or prospectus relating to the Registrable Securities or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages,

liabilities or reasonable expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished to the Company by such Selling Holder or on such Selling Holder's behalf expressly for use therein; and the Company will reimburse such

Indemnified Party for any legal or other expenses reasonably incurred by them in connection with enforcing its rights hereunder, provided, however, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any such loss, claim,

damage, liability or expense results from the fact that a current copy of the prospectus was not sent or given to the persons asserting any such loss, claim,

damage, liability or expense at or prior to the written confirmation of the sale of the Registrable Securities concerned to such person if it is determined that (i)(A) it was the responsibility of such Selling Holder to provide such person with a current copy of the prospectus, (B) such Selling Holder was provided with a current copy of the prospectus prior to the written confirmation of sale and (C) such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage, liability or expense or (ii) the Selling Holder provided a prospectus to any person in violation of

Section 4 hereof.



                 (b)  Indemnification by Holder of Registrable Securities.

Each Selling Holder agrees to indemnify and hold harmless the Company, and each

Person, if any, who controls the Company within the meaning of either Section

15 of the Securities Act or Section 20 of the Exchange Act and the officers,

directors, agents and employees of the Company and each such controlling Person to the same extent as the foregoing indemnity from the Company to such Selling

Holder, but only with respect to written information furnished by such Selling

Holder or on such Selling Holder's behalf expressly for use in the Registration

Statement or prospectus relating to the Registrable Securities.  The liability of any Selling Holder under this Section 8(b) shall be limited to the net amount of proceeds received by such Selling Holder pursuant to the sale of

Registrable Securities covered by the Registration Statement or prospectus.



                 (c)  Conduct of Indemnification Proceedings.  If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Person entitled to indemnification under Section 8(a) or 8(b) above (an "Indemnified Party") in respect of which indemnity may be sought from any party who has agreed to provide such indemnification under Section 8(a) or 8(b) above (an "Indemnifying Party"), the

Indemnified Party shall give prompt notice to the Indemnifying Party, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section

8, except to the extent that such Indemnifying Party is materially prejudiced by such failure to give notice.  The Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all reasonable expenses of such defense.  Such Indemnified Party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party has agreed to pay such fees and expenses or (ii) the Indemnifying Party fails promptly to assume the defense of such action or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Party and Indemnifying Party (or an Affiliate of the

Indemnifying Party), and such Indemnified Party shall have been advised by counsel that there is a conflict of interest on the part of counsel employed by the Indemnifying Party to represent such Indemnified Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the

Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Party).  Notwithstanding the foregoing, the Indemnifying Party shall not, in connection with any one such action or proceeding or separate but substantially similar related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable at any time for the fees and expenses of more than one separate firm of attorneys (together in each case with appropriate local counsel).  The Indemnifying Party shall not be liable for any settlement of any such action or proceeding effected without its written consent (which consent will not be unreasonably withheld), but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Indemnifying Party shall indemnify and hold harmless such Indemnified Party from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.  The

Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance satisfactory to the Indemnified Party, from all liability in respect of such action or proceeding for which such Indemnified Party would be entitled to indemnification hereunder.



                 (d)  Contribution.  If the indemnification provided for in this Section 8 is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities or judgments referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities and judgments as between the

Company on the one hand and each Selling Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each Selling Holder in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations.  The relative fault of the Company on the one hand and of each Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties'

relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.



                 The Company and the Selling Holders agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph.  The amount paid or payable by an Indemnified

Party as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include,

subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this

Section 8(d), no Selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable

Securities of such Selling Holder were offered to the public exceeds the amount of any damages which such Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No Person guilty of fraudulent misrepresentation

(within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.



                 7.  Miscellaneous. (a)  Rule 144 etc.  The Company will file the reports required to be filed by it under the Securities Act and the

Exchange Act and the rules and regulations adopted by the Commission thereunder, and will take such further action as any holder of Registrable

Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule

144 under the Securities Act, as such rule may be amended from time to time, or

(ii) any successor rule or regulation hereafter adopted by the Commission.

Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.



                 (b)  Amendment.  Any provision of this Agreement may be

altered, supplemented, amended, or waived only by the written consent of each of the parties hereto.



                 (c)  Specific Performance.  The parties hereto recognize that the obligations imposed on them in this Agreement are special, unique, and of extraordinary character, and that in the event of breach by any party, damages will be an insufficient remedy; consequently, it is agreed that the parties may have specific performance and injunctive relief (in addition to damages) as a remedy for the enforcement hereof, without proving damages.



                 (d)  Assignment.  Except as otherwise expressly provided

herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.  In addition, and provided that an express assignment shall have been made, a copy of which shall have been delivered to the Company, the provisions of this Agreement which are for the benefit of a holder of Registrable

Securities shall be for the benefit of and enforceable by any subsequent holder of any Registrable Securities.  Any purported assignment made in violation of this Section 10(d) shall be void and of no force and effect.



                 (e)  Notices.  Any and all notices, designations, consents,

offers, acceptances, or other communications provided for herein (each a

"Notice") shall be given in writing by overnight courier, telegram, or telecopy

(with receipt confirmed)
which shall be addressed, or sent, to the respective addresses as follows (or such other address as any party may specify to the Company and all other parties by Notice):



The Company:



                 FirstCity Financial Corporation

                 6400 Imperial Drive

                 Waco, Texas 76712

                 Attn:

                 Telecopy Number: (817) 751-7648



         Copy to:



                 Weil, Gotshal & Manges LLP

                 700 Louisiana, Suite 1600

                 Houston, Texas 77002

                 Attention: Steven D. Rubin

                 Telecopy Number: (713) 224-9511



If to the Stockholder Parties, to:





                 Richard J. Gillen

                 Harbor Financial Group, Inc.

                 340 North Sam Houston Parkway East

                 Suite 100

                 Houston, Texas 77060





                 with a copy to:





                 Bracewell & Patterson, L.L.P.

                 South Tower Pennzoil Place

                 711 Louisiana Street, Suite 2900

                 Houston, Texas 77002-2781

                 Attention:  Rick L. Wittenbraker





All Notices shall be deemed effective and received (a) if given by telecopy,

when such telecopy is transmitted to the telecopy number specified above and receipt thereof is confirmed; (b) if given by overnight courier, on the business day immediately following the day on which such Notice is delivered to a reputable overnight courier service; or (c) if given by telegram, when such

Notice is delivered at the address specified above. No party shall be entitled to receive a Notice hereunder (or a copy of a Notice delivered to the Company) if, at the time such Notice is to be sent, such party

(including its Affiliates and the employees of such party and its Affiliates)

no longer owns any Registrable Securities.



                 (f)  Counterparts.  This Agreement may be executed in two or more counterparts and each counterpart shall be deemed to be an original and which counterparts together shall constitute one and the same agreement of the parties hereto.



                 (g)  Section Headings.  Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, or extend the scope or intent of this Agreement or any provisions hereof.



                 (h) No Punitive Damages; Waiver of Jury Trial; Prevailing

Party's Fees and Expenses.  The parties hereto agree to waive any and all rights to request or receive punitive damages in connection with any action or proceeding related to the subject matter of this Agreement.  The parties hereto waive all right to trial by jury in any action or proceeding to enforce or defend any rights under this Registration Rights Agreement.  The substantially prevailing party in any action or proceeding relating to this Agreement shall be entitled to receive an award of, and to recover from any non-prevailing party, any fees or expenses incurred by him or it (including, without limitation, fees and disbursements of such prevailing party's counsel) in connection with any such action or proceeding.



                 (i)  Choice of Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Texas

(without regard to the principles of conflicts of law) applicable to a contract executed and to be performed in such state.  Each of the parties hereto (a)

agrees to submit to personal jurisdiction and to waive any objection as to venue in the State or federal courts located in McLennan County, Texas, (b)

agrees that any action or proceeding shall be brought exclusively in such courts, unless subject matter jurisdiction or personal jurisdiction cannot be obtained, and (c) agrees that service of process on any party in any such action shall be effective if made by registered or certified mail addressed to such party at the address specified herein, or to any party hereto at such other addresses as it or he may from time to time specify to the other parties in writing for such purpose.  The exclusive choice of forum set forth in this

Section 7(i) shall not be deemed to preclude the enforcement of any judgment obtained in such forum or the taking of any action under this

Agreement to enforce such judgment in any appropriate jurisdiction.



                 (j)  Entire Agreement.  This Agreement contains the entire understanding of the parties hereto respecting the subject matter hereof and supersedes all prior agreements, discussions and understandings with respect thereto.



                 (k)  Severability.  If any term, provision, covenant, or

restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions,

covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.



                 (l)  Termination.  This Agreement shall terminate on the

second anniversary of the Closing.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                 IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Registration Rights Agreement as of the date first above written.







                                           FirstCity Financial Corporation





                                           By: /s/ MATT LANDRY, JR.

                                              ---------------------------------

                                           Name: Matt Landry, Jr.

                                                -------------------------------

                                           Title:  Executive Vice President

                                                 ------------------------------





                                           STOCKHOLDERS:





                                            /s/ RICHARD J. GILLEN

                                           ------------------------------------

                                           RICHARD J. GILLEN



                                            /s/ BERNICE J. GILLEN

                                           ------------------------------------

                                           BERNICE J. GILLEN





                                            /s/ ED SMITH

                                           ------------------------------------

                                           ED SMITH





                                            /s/ THOMAS S. SMITH

                                           ------------------------------------

                                           THOMAS S. SMITH





                                           HARBOR FINANCIAL MORTGAGE COMPANY

                                           EMPLOYEES PENSION PLAN





                                           By: /s/ RICHARD J. GILLEN

                                              ---------------------------------

                                           Name: Richard J. Gillen

                                                -------------------------------

                                           Title:

                                                 ------------------------------





                                           LINDSEY CAPITAL CORPORATION





                                           By: /s/ ED SMITH

                                              ---------------------------------

                                           Name: Ed Smith

                                                -------------------------------

                                           Title: Chairman

                                                 ------------------------------

                                                                    EXHIBIT 4.4



                            STOCK PURCHASE AGREEMENT





         This Stock Purchase Agreement (this "Agreement") is entered into effective as of March 24, 1998 by and between FirstCity Financial Corporation,

a Delaware corporation (the "Company"), and Texas Commerce Shareholders

Company, a Texas corporation ("Purchaser").





                                   SECTION 1

                        SALE OF STOCK; CLOSING; DELIVERY



         1.1     Sale of Stock.  Subject to the terms and conditions hereof,

the Company agrees to issue and sell to Purchaser, and Purchaser agrees to buy from the Company 41,000 shares (the "Shares") of the Company's authorized but unissued common stock, par value $.01 per share (the "Common Stock"), in exchange for 17,917 shares (the "Harbor Shares") of the common stock, par value

$.01 per share, of Harbor Financial Mortgage Corporation ("Harbor").



         1.2     Closing.  The closing of the purchase and sale of the Shares hereunder (the "Closing") will take place at 10:00 a.m., local time, on a date specified by the parties no later than March 30, 1998 (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, 700 Louisiana, Suite 1600, Houston,

Texas, or at such other time and place upon which the Company and Purchaser may mutually agree.



         1.3     Payment and Delivery.  At the Closing, the Company will

deliver to Purchaser a certificate evidencing the Shares and the Purchaser shall deliver to the Company a certificate evidencing the Harbor Shares, which shall be duly endorsed in blank or accompanied by a stock power duly endorsed in blank.





                                   SECTION 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY



         The Company represents and warrants to the Purchaser as of the date hereof and as of the Closing as follows:



         2.1     Organization and Standing; Certificate of Incorporation and

Bylaws.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. The Company has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted.  The Company is currently qualified to do business as a foreign corporation in each jurisdiction where the failure to be so qualified would have a material adverse effect on the properties or business as now conducted or financial condition of the Company and its subsidiaries, taken as a whole.

         2.2     Corporate Power.  The Company has and will have on the Closing

Date all requisite corporate power and authority to execute and deliver this

Agreement, to sell and issue the Shares hereunder and to carry out and perform its obligations under the terms of this Agreement.



         2.3     Authorization.  All corporate action on the part of the

Company, its shareholders and its board of directors necessary for the authorization, execution, delivery and performance of this Agreement by the

Company, the authorization, sale, issuance and delivery of the Shares and the performance of all of the Company's obligations hereunder has been taken or will be taken prior to the Closing.  This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms,

except as such enforcement is subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization or other laws relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  The Shares, when issued in compliance with the provisions of this

Agreement, will be validly issued, fully paid and nonassessable; and the Shares will be free of any pledges, liens, encumbrances or preemptive rights, other than any liens or encumbrances created by or imposed upon the Purchaser and restrictions on transfer under federal and state securities laws as set forth herein.



         2.4     SEC Documents.  The Company has furnished to Purchaser a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 1997,

(the "1997 10-K").  The financial statements of the Company contained in the

1997 10-K fairly present the financial condition and results of operations of the Company as of the respective dates thereof and for the periods therein referred to, all in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated.  There has been no material adverse change in the properties or business of the Company since the date of the 1997 10-K.



         2.5     Compliance with Other Instruments.  The execution, delivery and performance of and compliance with this Agreement, and the issuance of the

Shares, have not resulted and will not result in any violation of, or conflict with, or constitute a default under, the Company's certificate of incorporation or bylaws nor result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company.



         2.6     Compliance with Laws.  In reliance on Purchaser's investment representations contained in Section 3, the offer, issuance, sale and delivery of the Shares, as provided in this Agreement, are exempt from the registration requirements of the Securities Act and all applicable state securities laws,

and will not result in any violation by the Company of any law, rule or regulation.

                                   SECTION 3

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER



         Purchaser hereby represents and warrants to the Company with respect to the purchase of the Shares as of the date hereof and as of the Closing as follows:



         3.1     Experience.  It has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.



         3.2     Accredited Investor.  It is an "accredited investor" as such term is defined in Rule 501(a) of the Securities Act of 1933, as amended (the

"Securities Act").



         3.3     Private Placement.  It understands that the Shares to be

purchased have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the

Securities Act.



         3.4     Rule 144.  It acknowledges that the Shares and the underlying

Common Stock must be held indefinitely unless subsequently registered under the

Securities Act or unless an exemption from such registration is available.  It is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold,

the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three month period not exceeding specified limitations.



         3.5     No Federal or State Approval.  It understands that no federal or state agency has passed upon the Shares or made any finding or determination as to the fairness of the investment or any recommendation or endorsement of the Shares.



         3.6     Authorization.  This Agreement constitutes a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms,

except as such enforcement is subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization or other laws relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         3.7  Corporate Power.  Purchaser has and will have on the Closing Date all requisite power and authority to execute and deliver this Agreement, to purchase the Shares, to sell and transfer the Harbor Shares and to carry out and perform its obligations under the terms of this Agreement.  Purchaser is the record owner of the Harbor Shares, free and clear of any and all liens,

pledges, encumbrances, charges, agreements or claims of any kind whatsoever.

Delivery by Purchaser of the Harbor Shares will convey to the Company good and marketable title to the Harbor Shares, free and clear of any and all liens,

pledges, encumbrances, charges, agreements or claims of any kind whatsoever.



         3.8     Brokers or Finders.  The Company has not, and will not, incur,

directly or indirectly, as a result of any action taken by Purchaser, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement.



         3.9     Compliance with Other Instruments.  The execution, delivery and performance of and compliance with this Agreement and the purchase of the

Shares, have not resulted and will not result in any violation of, or conflict with, or constitute a default under, the Purchaser's organizational documents nor result in the creation of, any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Purchaser.





                                   SECTION 4

                       CONDITIONS TO CLOSING OF PURCHASER



         Purchaser's obligations to purchase the Shares at the Closing are, at the option of the Purchaser, subject to the fulfillment of the following condition:



         The representations and warranties made by the Company in Section 2 hereof shall be true and correct in all material respects as of the Closing

Date with the same force and effect as though the same had been made on and as of the Closing Date.





                                   SECTION 5

                        CONDITIONS TO CLOSING OF COMPANY



         The Company's obligation to sell and issue the Shares at the Closing

Date is, at the option of the Company, subject to the fulfillment as of the

Closing Date of the following condition:

         The representations and warranties made by the Purchaser in Section 3 hereof shall be true and correct in all material respects as of the Closing

Date with the same force and effect as though the same had been made on and as of the Closing Date.





                                   SECTION 6

                 RESTRICTIONS ON TRANSFERABILITY OF SECURITIES;

                         COMPLIANCE WITH SECURITIES ACT



         6.1     Restrictions on Transferability.  The Shares to be issued

hereunder are "Restricted Securities" and shall not be sold, assigned,

transferred or pledged except upon the conditions specified in this Section 6,

which conditions are intended to ensure compliance with the provisions of the

Securities Act.  To the extent required by law, Purchaser will cause any proposed purchaser, assignee, transferee, or pledgee of the Shares held by

Purchaser to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Section 6.



         6.2     Restrictive Legend.  Each certificate representing (i) the

Shares and (ii) any other securities issued in respect of the Shares upon any stock split stock dividend, recapitalization, merger, consolidation or similar event shall (unless otherwise permitted by the provisions of Section 6.3 below)

be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):



                 The shares represented by this certificate have not been

                 registered under the Securities Act of 1933.  The shares may not be sold, transferred or assigned in the absence of an

                 effective registration statement for these shares under the

                 Securities Act of 1933 or an opinion of the Company's counsel that registration is not require under said Act.



         Purchaser consents to the Company making a notation on its records and giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer established in this Section 6.



         6.3     Notice of Proposed Transfers.  The holder of each certificate representing Restricted Securities by acceptance thereof agrees to comply in all respects with the provisions of this Section 6.3. Prior to any proposed sale, assignment, transfer or pledge of any Restricted Securities (other than a transfer not involving a change in beneficial ownership), unless there is in effect a registration statement under the Securities Act covering the proposed transfer, the holder thereof shall give written notice to the Company of such holder's intention to effect such
transfer, sale, assignment or pledge.  Each such notice shall describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and shall, be accompanied, at such holder's expense, by either (i) a written opinion of legal counsel, who shall be and whose legal opinion shall be reasonably satisfactory to the Company, addressed to the

Company, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act or (ii) a "no action" letter from the staff of the Securities and Exchange Commission (the

"Commission") to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such

Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the holder to the

Company.  Each certificate evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to Rule 144 or a registration statement under the Securities Act, the appropriate restrictive legend set forth in Section 6.2 above, except that such certificate shall not bear such restrictive legend if in the opinion of counsel for such holder and the Company such legend is not required in order to establish compliance with any provision of the Securities Act.





                                   SECTION 7

                           REGISTRATION OF THE SHARES



         7.1     Current Registration.  The parties acknowledge that the

Company expects to register 1,542,150 shares of its Common Stock under the

Securities Act in connection with a proposed public offering (the "Offering")

of such shares to be underwritten by Piper Jeffray, Inc., The Robinson-Humphrey

Company, LLC and Sandler O'Neill & Partners, L.P.  The Company and the

Purchaser have agreed that the Shares shall be registered and offered for sale in connection with such Offering, on the same terms and conditions as the other selling shareholders are offering their shares of Common Stock for sale in the

Offering (including, without limitation, entering into a purchase agreement with the aforesaid underwriters).



         7.2     Registration Rights.  The parties have entered into a

Registration Rights Agreement of even date herewith.



         7.3     Indemnification; Contribution.  (a)  Indemnification by the

Company.  The Company agrees to indemnify and hold harmless the Purchaser, each

Person, if any, who controls the Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as

amended (the "Exchange Act"), and the officers, directors, agents, general and limited partners, and employees of the Purchaser and each such controlling person from and against any and all losses, claims, damages, liabilities, and reasonable expenses (including reasonable attorneys' fees and costs of investigation) directly or
indirectly arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement relating to the Offering (the "Registration Statement") or prospectus relating to the

Offering or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses,

claims, damages, liabilities or reasonable expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by the Purchaser or on the

Purchaser's behalf expressly for use therein; and the Company will reimburse such Indemnified Party (as hereinafter defined) as incurred for any legal or other expenses reasonably incurred by them in connection with enforcing its rights hereunder or to which it is entitled to indemnity hereunder, provided,

however, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any such loss, claim, damage, liability or expense results from the fact that a current copy of the prospectus was not sent or given to the persons asserting any such loss, claim, damage, liability or expense at or prior to the written confirmation of the sale of the Shares concerned to such person if it is determined that (A) it was the responsibility of the Purchaser to provide such person with a current copy of the prospectus, (B) the Purchaser was provided with a current copy of the prospectus prior to the written confirmation of sale and (C) such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage, liability or expense.



                 (b)  Indemnification by the Purchaser.  The Purchaser agrees to indemnify and hold harmless the Company, and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities

Act or Section 20 of the Exchange Act and the officers, directors, agents and employees of the Company and each such controlling Person to the same extent as the foregoing indemnity from the Company to the Purchaser, but only with respect to written information furnished by the Purchaser or on the Purchaser's behalf expressly for use in the Registration Statement or prospectus relating to the Offering.  The liability of the Purchaser under this Section 7.3(b)

shall be limited to the net amount of proceeds received by the Purchaser pursuant to the sale of the Shares covered by the Registration Statement or prospectus.



                 (c)  Conduct of Indemnification Proceedings.  If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Person entitled to indemnification under Section 7.3(a) or

7.3(b) above (an "Indemnified Party") in respect of which indemnity may be sought from any party who has agreed to provide such indemnification under

Section 7.3(a) or 7.3(b) above (an "Indemnifying Party"), the Indemnified Party shall give prompt notice to the Indemnifying Party, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of
its obligations under this Section 7.3, except to the extent that such

Indemnifying Party is materially prejudiced by such failure to give notice.

The Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all reasonable expenses of such defense.  Such

Indemnified Party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party has agreed to pay such fees and expenses or

(ii) the Indemnifying Party fails promptly to assume the defense of such action or proceeding or fails to employ counsel reasonably satisfactory to such

Indemnified Party or (iii) the named parties to any such action or proceeding

(including any impleaded parties) include both such Indemnified Party and

Indemnifying Party (or an Affiliate of the Indemnifying Party), and such

Indemnified Party shall have been advised by counsel that there is a conflict of interest, or a conflict of interest may reasonably be anticipated to arise,

on the part of counsel employed by the Indemnifying Party to represent such

Indemnified Party (in which case, if such Indemnified Party notifies the

Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of such

Indemnified Party).  Notwithstanding the foregoing, the Indemnifying Party shall not, in connection with any one such action or proceeding or separate but substantially similar related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable at any time for the fees and expenses of more than one separate firm of attorneys

(together in each case with appropriate local counsel).  The Indemnifying Party shall not be liable for any settlement of any such action or proceeding effected without its written consent (which consent will not be unreasonably withheld), but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Indemnifying

Party shall indemnify and hold harmless such Indemnified Party from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.  The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance satisfactory to the Indemnified Party, from all liability in respect of such action or proceeding for which such Indemnified

Party would be entitled to indemnification hereunder.



                 (d)  Contribution.  If the indemnification provided for in this Section 7.3 is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities, expenses or judgments referred to herein,

then each such Indemnifying Party, in lieu of indemnifying such Indemnified

Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities, expenses and judgments as between the Company on the one hand and the Purchaser on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of the Purchaser in connection with the statements or omissions which resulted in such losses, claims, damages,

liabilities or judgments, as well as any other relevant equitable considerations.  The relative fault of the Company on the one hand and of the

Purchaser on the other shall be determined by reference to, among other things,

whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.



                 The Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 7.3(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph.  The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 7.3(d), the

Purchaser shall not be required to contribute any amount in excess of the amount by which the net amount of proceeds received by the Purchaser pursuant to the sale of Shares in the Offering exceeds the amount of any damages which the Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the

Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.



                 (e)  Survival.  This Section 7.3 shall survive the

consummation of the Offering.





                                   SECTION 8

                                 MISCELLANEOUS



         8.1     Governing Law.  This Agreement shall be governed and construed in all respects in accordance with the laws of the State of Texas as applied to agreements made and performed in Texas by residents of the State of Texas.



         8.2     Successors and Assigns.  Except as otherwise provided herein,

the provisions hereof shall inure to the benefit of and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.



         8.3     Entire Agreement; Amendment.  This Agreement and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and
agreement between the parties with regard to the subjects hereof and thereof,

and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.



         8.4     Confidentiality.  Purchaser acknowledges and agrees that any information or data it has acquired from the Company, not otherwise properly in the public domain, was received in confidence.  Purchaser agrees not to divulge, communicate or disclose, except as may be required by law or for the performance of this Agreement, or use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information of the Company.



         8.5     Notices, etc.  Unless otherwise provided, any notice, request,

demand or other communication required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified, or when sent by telex or telecopier (with receipt confirmed), or one business day after deposit with overnight courier or three business days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed as follows (or at such other address as a party may designate by notice to the other):



         If to the Company:



         FirstCity Financial Corporation

         P.O. Box 8216

         Waco, Texas 76714-8216

         Attention:       Matt A. Landry, Jr.

         Telephone:       (254) 751-1750

         Facsimile:       (254) 751-7648
         with a copy to:



         Weil, Gotshal & Manges LLP

         700 Louisiana, Suite 1600

         Houston, TX 77002

         Attention:       Steven D. Rubin

         Telephone:       (713) 546-5030

         Facsimile:       (713) 224-9511





         If to the Purchaser:



         Texas Commerce Shareholders Company

         717 Travis, 6th Floor

         Houston, TX 77002

         Attention:       Bob Salcetti

         Telephone:       (713) 216-5367

         Facsimile:       (713) 216-2082



         with a copy to:



         Liddell Sapp Zivley Hill & LaBoon LLP

         3500 Chase Tower

         Houston, TX 77002

         Attention:       Marcus A. Watts

         Telephone:       (713) 226-1408

         Facsimile:       (713) 223-3717



         8.6     Severability.  In the event that any provision of this

Agreement becomes or is declared by a court of competent jurisdiction to be illegal, invalid, unenforceable or void, this Agreement shall continue in full force and effect without said provision.  In such event, the parties shall negotiate, in good faith, a legal, valid and enforceable substitute provision which most nearly effects the intent of the parties in entering into this

Agreement.



         8.7     Titles and Subtitles.  The titles and subtitles used in this

Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.



         8.8     Facsimile Signatures.  Any signature page delivered by a fax machine or telecopy machine shall be binding to the same extent as an original signature page, with regard to any
agreement subject to the terms hereof or any amendment thereto.  Any party who delivers such a signature page agrees to later deliver an original counterpart to any party which requests it.



         8.9     Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

         The foregoing agreement is hereby executed as of the date first above written.





FIRSTCITY FINANCIAL CORPORATION





By: /s/ MATT LANDRY, JR.

   ------------------------------

Name: Matt Landry, Jr.

     ----------------------------

Title: Executive Vice President

      ---------------------------







TEXAS COMMERCE SHAREHOLDERS COMPANY





By: /s/ KENNETH TILTON

   ------------------------------

Name:  Kenneth Tilton

     ----------------------------

Title:

      ---------------------------

                                                                    EXHIBIT 4.5









                         REGISTRATION RIGHTS AGREEMENT



                 REGISTRATION RIGHTS AGREEMENT (the "Agreement") entered into and effective as of March 24, 1998 among FirstCity Financial Corporation, a

Delaware corporation (the "Company"), and Texas Commerce Shareholders Company

(the "Stockholder").





                              W I T N E S S E T H:



                 WHEREAS, the Company and the Stockholder have entered into that certain Stock Purchase Agreement dated as of March 24, 1998 (the "Stock

Purchase Agreement"), pursuant to which the Company is issuing and selling to the Stockholder, and the Stockholder is acquiring, forty-one thousand (41,000)

shares of Common Stock, par value $.01 per share (the "Common Stock"), of the

Company; and



                 WHEREAS, in connection with the consummation of the

transactions contemplated by the Stock Purchase Agreement, the parties hereto have entered into this Agreement in order to define certain rights, duties and obligations of such parties.



                 NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:



                 1.  Definitions.  Except as otherwise set forth below, terms defined in the Stock Purchase Agreement are used herein as therein defined.



                 "Business Day" means any day except a Saturday, Sunday or

other day on which commercial banks in the City of Houston, Texas are authorized by law to close.



                 "Exchange Act" means the Securities Exchange Act of 1934, as amended.



                 "Indemnified Party" has the meaning set forth in Section 6(c)

below.



                 "Indemnifying Party" has the meaning set forth in Section 6(c)

below.



                 "Material Adverse Effect" has the meaning set forth in Section

2(d) below.

                 "Offering" has the meaning set forth for such term in the

Stock Purchase Agreement.



                 "Pending Matters" has the meaning set forth in Section 2 below.



                 "Registrable Securities" means the Shares and any other

securities issuable with respect to the Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization,

merger, consolidation or reorganization; provided that



                 (1)      any Registrable Security will cease to be a

                 Registrable Security when (a) a registration statement

                 covering such Registrable Security has been declared effective by the SEC and it has been disposed of pursuant to such

                 effective registration statement, (b) it is sold under

                 circumstances in which all of the applicable conditions of

                 Rule 144 or Rule 145 under the Securities Act (or any similar provisions then in force) under the Securities Act are met or

                 (c) (i) it has been otherwise transferred and (ii) the Company has delivered a new certificate or other evidence of ownership for it not bearing the legend pertaining to the Securities Act and (iii) it may be resold without subsequent registration under the Securities Act;



                 (2)      with respect to any Registrable Securities shall only

                 include such Registrable Securities which any Requesting

                 Holder could not otherwise sell pursuant to Rule 144 or Rule

                 145, without restriction as a result of volume limitations,

                 whether under subsection (k) of Rule 144 or otherwise.



                 "Registration Expenses" has the meaning set forth in Section 5 below.



                 "Registration Period" has the meaning set forth in Section 2 below.



                 "Registration Statement" has the meaning set forth in Section

2 below.

                 "Securities Act" means the Securities Act of 1933, as amended.



                 "SEC" means the Securities and Exchange Commission.



                 "Stoppage Notice" has the meaning set forth in Section 2 below.



                 2.  Registration. (a)  In the event some or all of the Shares have not been sold in the Offering on or prior to June 30, 1998, upon the written request of the Stockholder, the Company shall, as promptly as reasonably practicable, file with the SEC a registration statement (the

"Registration Statement") on any form reasonably acceptable to the Stockholder for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the

Registrable Securities to be registered thereunder, to permit the Stockholder to offer and sell its Registrable Securities on a delayed or continuous basis under Rule 415 under the Securities Act, and shall use its reasonable efforts to cause the Registration Statement to become effective under the Securities

Act.  After the Registration Statement has been declared effective, the Company shall use all reasonable efforts to keep the Registration Statement effective until March 24, 1999 (the "Registration Period").



                 (b)  If at the time the Company or any of its subsidiaries become engaged in confidential negotiations or other confidential business activities or developments, disclosure of which may, in the good faith judgment of the Board of Directors of the Company, materially and adversely affect the

Company or the Company's ability to pursue any such negotiations or business activities, or the Board of Directors commences consideration of making a registered or unregistered offering of the Company's securities for the

Company's account (such negotiations, activities, developments or prospective offering referred to herein as "Pending Matters"), the Company may notify the

Stockholder that it is required to cease using the Registration Statement (and the prospectus forming a part thereof) in connection with the offer and sale of

Registrable Securities (such notice a "Stoppage Notice"), and the Stockholder shall immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement.  If the Pending Matters are publicly disclosed or terminated or abandoned, the Company shall promptly so notify the Stockholder who then may offer and sell Registrable Securities pursuant to the Registration

Statement

                 3.  Piggyback Registration Rights.  Subject to the provisions of this Agreement, if the Company proposes to file a registration statement under the Securities Act with respect to an offering of its Common Stock by the

Company for its own account, then the Company shall give prompt written notice of such proposed filing to the Stockholder.  Upon the written request of the

Stockholder made within 20 days after the receipt of any such notice, except as set forth below, the Company shall include in each such registration (a

"Piggyback Registration") all Registrable Securities requested to be included in the registration for such offering.  The Company shall use its reasonable efforts to cause the managing underwriter of any such proposed underwritten offering to permit the Registrable Securities requested by the holder thereof to be included in the registration statement for such offering ("Piggyback

Securities") on the same terms and conditions as the Company's Common Stock included therein.  Notwithstanding the foregoing, the Company shall not be required to include such holder's Piggyback Securities in such offering if the managing underwriter of such proposed underwritten offering advises the Company that in its opinion the total amount of securities, including Piggyback

Securities, exceeds the number which can be sold in such offering without causing a material adverse effect on the price or success of such offering.  If the managing underwriter so advises the Company, the Company will include in such registration, to the extent of the number which the Company is so advised can be sold in such offering without causing such a material adverse effect,

first the securities being sold by the Company, and next any other securities pro rata among the Stockholder and any other persons who have similar rights on the basis of the number of shares of Common Stock requested to be included in such registration by each such person.



                 4.  Registration Procedures.  The Company will:



                 (a)  prepare and promptly file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the Registration Period (except as provided in the last paragraph of this Section 4) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Stockholder set forth in the Registration Statement;



                 (b)  furnish to the Stockholder such number of copies of the

Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in the Registration Statement and such other documents as the Stockholder may reasonably request in order to facilitate the disposition of the Registrable

Securities owned by the Stockholder;



                 (c)  notify the Stockholder promptly, and (if requested by the

Stockholder) confirm such notice in writing, (i) when the Registration

Statement or any post-effective amendment has become effective under the

Securities Act and applicable state law, (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or related prospectus or for additional information,

(iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) of the happening of any event which makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated

therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;



                 (d)  use its reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment;



                 (e)  use its reasonable efforts to cooperate with the

Stockholder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends and shall be in a form eligible for deposit with

The Depositary Trust Company; and enable such Registrable Securities to be registered
in such names as the Stockholder may request at least two business days prior to any sale of Registrable Securities;



                 (f)  use its reasonable efforts to register or qualify such

Registrable Securities as promptly as practicable under such other securities or blue sky laws of such jurisdictions as the Stockholder reasonably (in light of the intended plan of distribution) requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the

Stockholder to consummate the disposition in such jurisdictions of the

Registrable Securities owned by the Stockholder; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (g),

(ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction;



                 (g) use its reasonable efforts to cause such Registrable

Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Stockholder thereof to consummate the disposition of such Registrable Securities;



                 (h)  make available to its security holders, as soon as

reasonably practicable, an earnings statement covering a period of twelve months, beginning within three months after the effective date of the

Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;



                 (i)  use its reasonable efforts to cause all such Registrable

Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or quoted on any inter-dealer quotation system on which similar securities issued by the Company are then quoted; and



                 (j)  if any event contemplated by Section 4(c)(v) above shall occur (subject to Section 2(b) above), as promptly as practicable prepare a supplement or amendment or post-effective amendment to the Registration

Statement or the related prospectus or any document incorporated therein by reference or promptly file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

                 The Company may require the Stockholder to promptly furnish in writing to the Company such information regarding the distribution of the

Registrable Securities as it may from time to time reasonably request and such other information as may be legally required in connection with such registration.  Notwithstanding anything herein to the contrary, the Company shall have the right to exclude from the Registration Statement the Registrable

Securities if the Stockholder does not comply with the provisions of the immediately preceding sentence.



                 The Stockholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section

4(c)(v) hereof, the Stockholder will forthwith discontinue disposition of

Registrable Securities pursuant to the Registration Statement until the

Stockholder receives copies of the supplemented or amended prospectus contemplated by Section 4(c)(v) hereof, and, if so directed by the Company, the

Stockholder will deliver to the Company all copies, other than permanent file copies, then in the Stockholder's possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.



                 5.  Registration Expenses.  In connection with the

Registration Statement the Company shall pay the following registration expenses (the "Registration Expenses"): (i) all registration and filing fees

(including, without limitation, with respect to filings to be made with the

National Association of Securities Dealers, Inc.), (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the

Registrable Securities), (iii) word processing, duplicating and printing expenses, (iv) internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (v) transfer agents', trustees', depositories', registrars' and fiscal agents' fees, (vi) the fees and expenses incurred in connection with the listing on an exchange or quotation on an inter-dealer quotation system of the

Registrable Securities, (vii) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company and (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration.  The Company shall not be responsible for underwriting fees,

discounts and commissions and transfer taxes, if any, in respect of the

Registrable Securities or the fees and expenses of counsel or other professionals retained by the

Stockholder in connection with the preparation of the Registration Statement or the disposition of Registrable Securities thereunder.



                 6.  Indemnification; Contribution.  (a)  Indemnification by

the Company.  The Company agrees to indemnify and hold harmless the

Stockholder, each Person, if any, who controls the Stockholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act,

and the officers, directors, agents, general and limited partners, and employees of the Stockholder and each such controlling person from and against any and all losses, claims, damages, liabilities, and reasonable expenses

(including reasonable attorneys' fees and costs of investigation) directly or indirectly arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or prospectus relating to the Registrable Securities or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or reasonable expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by the Stockholder or on the Stockholder's behalf expressly for use therein; and the Company will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by them in connection with enforcing its rights hereunder or to which it is entitled to indemnity hereunder, provided, however, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any such loss, claim, damage, liability or expense results from the fact that a current copy of the prospectus was not sent or given to the persons asserting any such loss, claim, damage, liability or expense at or prior to the written confirmation of the sale of the Registrable Securities concerned to such person if it is determined that (A) it was the responsibility of such Selling Holder to provide such person with a current copy of the prospectus, (B) such Selling Holder was provided with a current copy of the prospectus prior to the written confirmation of sale and (C) such current copy of the prospectus would have cured the defect giving rise to such loss, claim,

damage, liability or expense.

                 (b)  Indemnification by Holder of Registrable Securities.  The

Stockholder agrees to indemnify and hold harmless the Company, and each Person,

if any, who controls the Company within the meaning of either Section 15 of the

Securities Act or Section 20 of the Exchange Act and the officers, directors,

agents and employees of the Company and each such controlling Person to the same extent as the foregoing indemnity from the Company to the Stockholder, but only with respect to written information furnished by the Stockholder or on the

Stockholder's behalf expressly for use in the Registration Statement or prospectus relating to the Registrable Securities.  The liability of the

Stockholder under this Section 8(b) shall be limited to the net amount of proceeds received by the Stockholder pursuant to the sale of Registrable

Securities covered by the Registration Statement or prospectus.



                 (c)  Conduct of Indemnification Proceedings.  If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Person entitled to indemnification under Section 8(a) or

8(b) above (an "Indemnified Party") in respect of which indemnity may be sought from any party who has agreed to provide such indemnification under Section

8(a) or 8(b) above (an "Indemnifying Party"), the Indemnified Party shall give prompt notice to the Indemnifying Party, provided that the failure of any

Indemnified Party to give notice as provided herein shall not relieve the

Indemnifying Party of its obligations under this Section 8, except to the extent that such Indemnifying Party is materially prejudiced by such failure to give notice.  The Indemnifying Party shall assume the defense thereof,

including the employment of counsel reasonably satisfactory to such Indemnified

Party, and shall assume the payment of all reasonable expenses of such defense.

Such Indemnified Party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified

Party unless (i) the Indemnifying Party has agreed to pay such fees and expenses or (ii) the Indemnifying Party fails promptly to assume the defense of such action or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified

Party and Indemnifying Party (or an Affiliate of the Indemnifying Party), and

such Indemnified Party shall have been advised by counsel that there is a conflict of interest, or a conflict of interest may reasonably be anticipated to arise, on the part of counsel employed by the Indemnifying Party to represent such Indemnified Party (in which case, if such Indemnified Party notifies the

Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of such

Indemnified Party).  Notwithstanding the foregoing, the Indemnifying Party shall not, in connection with any one such action or proceeding or separate but substantially similar related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable at any time for the fees and expenses of more than one separate firm of attorneys

(together in each case with appropriate local counsel).  The Indemnifying Party shall not be liable for any settlement of any such action or proceeding effected without its written consent (which consent will not be unreasonably withheld), but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Indemnifying

Party shall indemnify and hold harmless such Indemnified Party from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.  The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance satisfactory to the Indemnified Party, from all liability in respect of such action or proceeding for which such Indemnified

Party would be entitled to indemnification hereunder.



                 (d)  Contribution.  If the indemnification provided for in this Section 8 is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities, expenses or judgments referred to herein,

then each such Indemnifying Party, in lieu of indemnifying such Indemnified

Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities, expenses and judgments as between the Company on the one hand and the Stockholder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of the Stockholder in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations.  The relative fault of the Company on the one hand and the Stockholder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                 The Company and the Stockholder agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph.  The amount paid or payable by an Indemnified

Party as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include,

subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this

Section 8(d), the Stockholder shall not be required to contribute any amount in excess of the amount by which the net amount of proceeds received by the

Purchaser pursuant to the sale of Shares in the applicable offering exceeds the amount of any damages which the Stockholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.



                 (e)  Survival.  This Section 6 shall survive the sale of

Shares pursuant to any offering thereof.



                 7.  Miscellaneous. (a)  Rule 144 etc.  The Company will file the reports required to be filed by it under the Securities Act and the

Exchange Act and the rules and regulations adopted by the Commission thereunder, and will take such further action the Stockholder may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the

Securities Act, as such rule may be amended from time to time, or (ii) any successor rule or regulation hereafter adopted by the Commission.  Upon the request of the Stockholder, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.



                 (b)  Amendment.  Any provision of this Agreement may be

altered, supplemented, amended, or waived only by the written consent of each of the parties hereto.



                 (c)  Specific Performance.  The parties hereto recognize that the obligations imposed on them in this Agreement are special, unique, and of extraordinary character, and that in the event of breach by any party, damages will be an insufficient
remedy; consequently, it is agreed that the parties may have specific performance and injunctive relief (in addition to damages) as a remedy for the enforcement hereof, without proving damages.



                 (d)  Assignment.  Except as otherwise expressly provided

herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.  Any purported assignment made in violation of this Section 10(d) shall be void and of no force and effect.



                 (e)  Notices.  Any and all notices, designations, consents,

offers, acceptances, or other communications provided for herein (each a

"Notice") shall be given in writing by overnight courier, telegram, or telecopy

(with receipt confirmed) which shall be addressed, or sent, to the respective addresses as follows (or such other address as any party may specify to the

Company and all other parties by Notice):





The Company:



                 FirstCity Financial Corporation

                 6400 Imperial Drive

                 Waco, Texas 76712

                 Attn: President

                 Telecopy Number: (254) 751-7648



         Copy to:



                 Weil, Gotshal & Manges LLP

                 700 Louisiana, Suite 1600

                 Houston, Texas 77002

                 Attention: Steven D. Rubin

                 Telecopy Number: (713) 224-9511



If to the Stockholder Parties, to:





                 Texas Commerce Shareholders, Inc.

                 717 Travis, 6th Floor

                 Houston, TX 77002

                 Attention:  Bob Salcetti

                 Telephone:  (713) 216-5367

                 Facsimile:  (713) 216-2082
                 with a copy to:



                 Liddell Sapp Zivley Hill & LaBoon LLP

                 3500 Chase Tower

                 Houston, Texas 77002

                 Attention:  Marcus A. Watts

                 Telephone:  (713) 226-1408

                 Facsimile:  (713) 223-3717



All Notices shall be deemed effective and received (a) if given by telecopy,

when such telecopy is transmitted to the telecopy number specified above and receipt thereof is confirmed; (b) if given by overnight courier, on the business day immediately following the day on which such Notice is delivered to a reputable overnight courier service; or (c) if given by telegram, when such

Notice is delivered at the address specified above.  No party shall be entitled to receive a Notice hereunder (or a copy of a Notice delivered to the Company)

if, at the time such Notice is to be sent, such party (including its Affiliates and the employees of such party and its Affiliates) no longer owns any

Registrable Securities.



                 (f)  Counterparts.  This Agreement may be executed in two or more counterparts and each counterpart shall be deemed to be an original and which counterparts together shall constitute one and the same agreement of the parties hereto.



                 (g)  Section Headings.  Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, or extend the scope or intent of this Agreement or any provisions hereof.



                 (h) No Punitive Damages; Waiver of Jury Trial; Prevailing

Party's Fees and Expenses.  The parties hereto agree to waive any and all rights to request or receive punitive damages in connection with any action or proceeding related to the subject matter of this Agreement.  The parties hereto waive all right to trial by jury in any action or proceeding to enforce or defend any rights under this Registration Rights Agreement.  The substantially prevailing party in any action or proceeding relating to this Agreement shall be entitled to receive an award of, and to recover from any non-prevailing party, any fees or expenses incurred by him or it (including, without limitation, fees and disbursements of such prevailing party's counsel) in connection with any such action or proceeding.

                 (i)  Choice of Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Texas

(without regard to the principles of conflicts of law) applicable to a contract executed and to be performed in such state.  Each of the parties hereto agrees that service of process on any party in any such action shall be effective if made by registered or certified mail addressed to such party at the address specified herein, or to any party hereto at such other addresses as it or he may from time to time specify to the other parties in writing for such purpose.



                 (j)  Entire Agreement.  This Agreement contains the entire understanding of the parties hereto respecting the subject matter hereof and supersedes all prior agreements, discussions and understandings with respect thereto.



                 (k)  Severability.  If any term, provision, covenant, or

restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions,

covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.



                 (l)  Termination.  This Agreement shall terminate on March 25,

1998; provided that Section 6 shall survive any termination hereof.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                 IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Registration Rights Agreement as of the date first above written.



                             FirstCity Financial Corporation





                             By: /s/  MATT LANDRY, JR.

                                --------------------------------------

                             Name:  Matt Landry, Jr.

                                  ------------------------------------

                             Title: Executive Vice President

                                   -----------------------------------





                             TEXAS COMMERCE SHAREHOLDERS COMPANY





                             By: /s/  KENNETH TILTON

                                --------------------------------------

                             Name:  Kenneth Tilton

                                  ------------------------------------

                             Title:

                                   -----------------------------------

                                                                     EXHIBIT 9.1



                          SHAREHOLDER VOTING AGREEMENT





              THIS SHAREHOLDER VOTING AGREEMENT (the "Agreement"), dated as of

June 29, 1995, is by and among James R. Hawkins, James T. Sartain, ATARA I,

Ltd., A Texas limited partnership ("ATARA" and collectively the "JHC

Shareholders") and Cargill Financial Services Corporation, a Delaware

corporation ("CFSC").



                                    RECITALS



              WHEREAS, on or about October 31, 1992, First City Bancorporation of Texas, Inc., a Delaware corporation (the "Corporation") filed a petition in bankruptcy with the United States Bankruptcy Court for the Northern District of

Texas, Dallas Division, under Chapter 11 of the United States Bankruptcy Code;



              WHEREAS, the Corporation has been or will be reorganized by the merger of J-Hawk Corporation ("J-Hawk") with and into the Corporation (the

"Merger") pursuant to a Joint Plan of Reorganization by the Corporation, the

Official Committee of Equity Security Holders of the Corporation, and J-Hawk

with the participation of CFSC (the "Joint Plan");



              WHEREAS, as of the date of this Agreement, CFSC has acquired shares of common stock of J-Hawk from the JHC Shareholders pursuant to a Stock

Purchase Agreement of even date herewith;



              WHEREAS,  as of the date of this Agreement, CFSC has also

acquired, or anticipates acquiring, additional shares of common stock of J-Hawk and anticipates that it will own, immediately prior to the consummation of the

Merger, a total number of shares of common stock of J-Hawk as set forth on

Exhibit A hereto;



              WHEREAS, pursuant to the Joint Plan, on the Effective Date

J-Hawk's shareholders will exchange their shares in J-Hawk for approximately

49.9% of the newly issues shares of the reorganized Corporation;



              WHEREAS, pursuant to the Joint Plan, on the Effective Date of the

Merger, the Board of Directors of the reorganized Corporation will consist of not more than twelve members, of which three directors will be the JHC

Shareholders and CFSC, as a plan participant, will be entitled to designate one director of the reorganized Corporation; and



              WHEREAS,  CFSC and the JHC Shareholders wish to enter into certain agreements relating to (i) the nomination of persons to serve as directors of the

Corporation, and (ii) the voting of the shares of common stock of the

Corporation respectively owned by each of them with respect to the election of such director nominees;



              NOW THEREFORE, in consideration of the premises herein contained,

CFSC and the JHC Shareholders hereby agree as follows:



       1.     DEFINITIONS.



              For purposes of this Agreement:



              "Agreement" means this Shareholder Voting Agreement.



              "Board of Directors" shall mean the Board of Directors of the

Corporation, as now or hereafter constituted.



              "CFSC" means Cargill Financial Services Corporation, a Delaware corporation.



              "CFSC Director" shall mean a member of the Board of Directors designated by CFSC and duly nominated and elected as a member of the Board of

Directors.



              "Common Stock" shall mean all shares of common stock of the

Corporation issued and outstanding on the Effective Date and all shares of common stock that may hereafter or thereafter be owned by CFSC and any JHC

Shareholder.



              "Corporation" means First City Bancorporation of Texas, Inc., a

Delaware corporation, and any successor or surviving corporation after the

Effective Date of the Merger.



              "Effective Date" shall mean that date defined as the Effective

Date in the Joint Plan.



              "J-Hawk" means J-Hawk Corporation, a Texas corporation.



              "JHC Directors" shall mean the members of the Board of Directors designated by the JHC Shareholders and duly nominated and elected as a member of the Board of Directors.



               "JHC Shareholders" shall mean those persons identified as such in the introductory paragraph  of this Agreement.

              "Joint Plan" shall mean the plan identified as such in the second recital of this Agreement.



              "Merger" shall mean the corporate merger identified as such in the second recital to this Agreement.



              "Shareholders" shall mean the holders from time to time of the

Common Stock.



       2.     VOTING OF SHARES OF COMMON STOCK.



                     2.1    At any Shareholder meeting or in connection with

the solicitation by any party of the consent of all Shareholders of the

Corporation during the term of this Agreement, each JHC Shareholder agrees to vote all shares of the Common Stock owned by him, directly or indirectly, in accordance with the following provisions of this Section 2.1:



              (a)    The JHC Shareholders shall vote all of their shares

affirmatively to elect the CFSC Director nominee as a member of the Board of

Directors at each annual meeting or any other meeting of the Shareholders held for the election of directors during this term of this Agreement.  Each JHC

Shareholder shall in no event vote for or otherwise consent to the removal of the CFSC Director as a director of the Corporation, except upon the occurrence of any of the following events:



                     (i)    any material act or omission constituting gross

negligence or willful misconduct by the CFSC Director in the exercise of his rights or duties as a director of the Corporation; or



                     (ii)   any assignment, voluntary or involuntary, for the

benefit of creditors of the CFSC Director, the commencement of any bankruptcy,

insolvency or other proceeding under any debtor relief laws by or against the

CFSC Director, which proceeding is not dismissed within ninety (90) days from the commencement thereof, or the appointment of a receiver, trustee,

liquidator, conservator or similar person for all or substantially all of the assets of the CFSC Director with or without the consent of the CFSC

Director, which appointment is not revoked or otherwise terminated within 90 days thereof.



              (b)     CFSC (or its successor in interest), as the case may be,

shall have the right at any time to nominate a substitute director to replace the CFSC Director in the event that the CFSC Director should die, become disabled, resign or be removed as a director during the term of this Agreement,

and, upon such event, the JHC Shareholders shall vote to elect such nominee as the replacement CFSC Director.



                     2.2    At any meeting or in connection with the

solicitation by any party of the consent of all Shareholders of the Corporation during the term of this Agreement, CFSC agrees to vote all shares of the Common

Stock owned by it, directly or indirectly, in accordance with the following provisions of this Section 2.2:



              (a)    CFSC shall vote all of its shares affirmatively to elect

one or more of the JHC Director nominees as members of the Board of Directors at each annual meeting or any other meeting of the Shareholders held for the election of directors during this term of this Agreement.  CFSC shall in no event vote for or otherwise consent to the removal of any JHC Director as a director of the Corporation, except upon the occurrence of any of the following events:



                     (i)    any material act or omission constituting gross

negligence or willful misconduct by a JHC Director in the exercise of his rights or duties as a director of the Corporation; or



                     (ii)   any assignment, voluntary or involuntary, for the

benefit of creditors of a JHC Director, the commencement of any bankruptcy,

insolvency or other proceeding under any debtor relief laws by or against any

JHC Director, which proceeding is not dismissed within ninety (90) days from the commencement thereof, or the appointment of a receiver, trustee,

liquidator, conservator or similar person for all or substantially all of the assets of any JHC Director with or without the consent of the JHC Director,

which appointment is not revoked or otherwise terminated within 90 days thereof.



              (b)     The JHC Shareholders shall have the right at any time to

nominate a substitute director to
replace a JHC Director in the event that any JHC Director should die, become disabled, resign or be removed as a director during the term of this Agreement,

and, upon such event, CFSC shall vote to elect such nominee as a replacement

JHC Director.



       3.     TERM.



              This Agreement shall continue in full force and effect for a term commencing on the date hereof and ending on (i) December 31, 2016, or (ii) when this Agreement is terminated pursuant to Section 5(e) hereinafter, if sooner.



       4.     NOTICES.



              Any notice, request, demand or other communication under this

Agreement shall be in writing and shall be deemed to have been duly given or made if in writing and delivered, sent by registered mail, postage prepaid, or telexed to the recipient at the address set forth for such person on Exhibit A to this Agreement, or, in each case, to such other address as may hereafter have been designated most recently in writing, with specific reference to this

Agreement, by the addressee to the addresser.  Such notices shall be effective when received, or if mailed, on the date of mailing if confirmed by telex or telegram.



       5.     MISCELLANEOUS PROVISIONS.



              (a)    This Agreement shall be subject to and governed by the

laws of the State of Delaware without giving effect to the principles of conflicts of laws.



              (b)    This Agreement shall be binding upon CFSC and the JHC

Shareholders.



              (c)    Wherever the context requires, the gender of all words

used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural.



              (d)    This Agreement may be amended from time to time by an

instrument in writing signed by CFSC and each of the JHC Shareholders or their respective successors.



              (e)    This Agreement shall terminate automatically and without

prior notice to any of the parties hereto upon the bankruptcy or dissolution or liquidation
of the Corporation.  This Agreement may also be terminated by an instrument in writing signed by the CFSC and each of the JHC Shareholders.



              (f)    Each party hereto acknowledges that a remedy at law for

any breach or attempted breach of this Agreement shall be inadequate and agrees that each other party hereto shall be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach, and further agrees to waive any requirement for the securing or posting or any bond in connection with the obtaining of any such injunctive or other equitable relief.



              (g)    If any one or more of the terms or provisions contained

herein shall be held invalid, illegal or unenforceable in any respect by a court, such invalidity, illegality or unenforceability shall be in no way and to no degree affect the other terms or provisions stated herein; provided,

however, that the remaining provisions of this Agreement can be reasonably construed together.



              (h)    Neither CFSC nor any of the undersigned JHC Shareholders

are or shall become a party to any other agreement (exclusive of the

Corporation's Articles of Incorporation and Bylaws) covering or otherwise affecting voting of the Common Stock or additional shares of the Corporation's common stock which may be hereinafter owned by them.

              IN WITNESS WHEREOF, the parties hereto have executed this

Agreement in multiple counterparts, each of which shall be deemed an original,

on the date and year first above written.



CFSC:  Cargill Financial Services Corporation





By: /s/ David W. Rogers

Name:  David W. Rogers

Title:     President





JHC SHAREHOLDERS:







  /s/ James R. Hawkins

----------------------------

James R. Hawkins







  /s/ James T. Sartain

----------------------------

James T. Sartain







ATARA I, Ltd.,

by its general partner,

ATARA Corporation





By:   /s/ Rick R. Hagelstein

      ----------------------

Name:     Rick R. Hagelstein

Title:    President

                                   Exhibit A







Entity/Address                             Number of Shares of J-Hawk Stock*

--------------                             ---------------------------------



Cargill Financial Services Corporation                   14,923

6000 Clearwater Drive

Minnetonka, MN  55343-9497

Attn:  David W. MacLennan

       Value Investment Group





JHC Shareholder/Address                    Number Shares of J-Hawk Stock*

-----------------------                    ------------------------------





James R. Hawkins                                         59,906

P.O. Box 8216

6400 Imperial Drive

Waco, Texas 76714-8216





James T. Sartain                                         22,923

P.O. Box 8216

6400 Imperial Drive

Waco, Texas 76714-8216





ATARA I, Ltd.                                            22,923

c/o ATARA Corporation

ATTN:  Rick R. Hagelstein, President

P.O. Box 8216

6400 Imperial Drive

Waco, Texas 76714-8216










       * Number of shares of J-Hawk Corporation common stock owned by each of the above entities/persons immediately prior to the Merger.

                                                                    EXHIBIT 10.6









        _______________________________________________________________



                     HARBOR FINANCIAL MORTGAGE CORPORATION

                                      AND

                          NEW AMERICA FINANCIAL, INC.

                                 (THE OBLIGORS)

                                      AND

                   TEXAS COMMERCE BANK NATIONAL ASSOCIATION,

                     IN ITS CAPACITY AS ONE OF THE BANKS, A

                  WAREHOUSE BANK, A SERVICING ACQUISITION BANK

                       AND AS AGENT FOR THE OTHER BANKS,

                             BANK ONE, TEXAS, N.A.,

                               BANK OF SCOTLAND,

                             THE BANK OF NEW YORK,

                         GUARANTY FEDERAL BANK, F.S.B.,

                            HIBERNIA NATIONAL BANK,

                            PNC BANK KENTUCKY, INC.,

                                 COMERICA BANK,

                                  BANK UNITED,

                                FLEET BANK N.A.,

                         NATIONAL CITY BANK OF KENTUCKY

                                      AND

                       THE FIRST NATIONAL BANK OF CHICAGO

                        JOINED FOR SPECIFIED PURPOSES BY

                          HARBOR FINANCIAL GROUP, INC.

                                  (GUARANTOR)



                           12/97 AMENDED AND RESTATED

                              FACILITIES AGREEMENT



                        EFFECTIVE AS OF DECEMBER 3, 1997



        _______________________________________________________________



[TEXAS COMMERCE LOGO APPEARS HERE]

                             INDEX OF DEFINED TERMS







"1/97 A&R Facilities Agreement" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"12/97 A&R Facilities Agreement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"12/97 Master Servicing Acquisition Notes"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62

"12/97 Master Warehouse Notes"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

"4/97 Amendment"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"9/97 Amendment"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Acquisition Cost"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

"Adjusted Balances" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

"Adjusted Debt" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

"Adjusted LIBOR Rate" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

"Adjusted Tangible Net Worth" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

"Affected Pool" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

"Affiliate" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

"Agent, et al." . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  94

"Agent" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Agreement" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Allocated Commitment Price"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

"Amended Facilities Agreement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Applicable Margin" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

"Applicable Repurchase Amount"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55

"Banks" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Business Day"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

"Ceiling Rate"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

"Change of Control" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

"Chapter 1D"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

"Claims"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 102

"Collateral Proceeds" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 101

"Collateral"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

"Commitments Lapse Provision" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67

"Commitments Schedule"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

"Committed Sum" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Company" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Compliance Certificate"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Consolidated Fixed Charges"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Consolidated Servicing and Receivables Debt" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Continuing Bank" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Conventional Mortgage Loan"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Current Facilities Agreement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Current Ratio" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Current Servicing Acquisition Notes" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7




"Current Servicing Acquisition Note"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62

"Current Warehouse Note"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

"Debt"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

"Default" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67

"Defective Mortgage"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56

"Effective Date"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Eligible Mortgage" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

"Eligible Receivables"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

"Eligible Servicing Portfolio Balance"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

"Eligible Servicing Portfolio"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

"ERISA Affiliate" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

"ERISA" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

"Eurodollar Base Rate"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

"Eurodollar Rate Loan"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

"Eurodollar Rate" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

"Eurodollar Reserve Requirement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

"Facilities Papers" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

"Facility"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

"Failure Date"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

"Federal Funds Effective Rate"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

"Fee" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

"FHA Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

"FHA" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

"FHLMC" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

"Financial Statements"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

"FirstCity" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

"Float Control Agreement" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

"Float Control Guaranty"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

"FNMA"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

"Foreclosed Properties Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"Foreclosed Properties Mortgages" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

"Foreclosed Properties Sub-subline" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

"Foreclosed Properties Sublimit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

"Foreclosed Property" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"Free Adjusted Balances"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

"Funding Availability Termination Provisions" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  68

"Funding Share" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

"Funds from Operations" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

"GAAP"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

"GNMA"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

"Governmental Authority"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

"Guarantor" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

"Guaranty"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14




"Guide" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

"HUD" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59

"ICF Agreement" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  87

"In Default"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

"indicated rate ceiling"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

"Interbank Market"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

"Interest Period" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

"Investments" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  92

"Investor Commitment" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

"Jumbo Mortgage Loan" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

"Laws"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

"LIBOR Rate Loan" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

"LIBOR" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

"Lien"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

"Linked Lines Limit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

"Linked Lines"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

"Liquid Reserves" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

"Loan Request"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

"Loan Servicing Agreement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

"Loan Servicing Rights" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

"Loan"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

"Majority Banks"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

"Majority Servicing Acquisition Banks"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

"Majority Warehouse Banks"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

"Make Whole Payment"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55

"Margin Obligations to the Warehouse Banks" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57

"Material Adverse Effect" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

"MBS" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Mortgage Loans"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

"Mortgage Pools Purchase Agreement" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

"Mortgage-Backed Security"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

"Mortgages Purchase Limit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Mortgages" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

"MPPA Value"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

"Net Worth" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

"New Am Inc." . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"New Bank"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

"Nonconforming Mortgage Loan" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

"Notes" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

"Obligations" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

"Obligor Order" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

"Obligors"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Offer" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47




"Order" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  96

"Owned Servicing Rights"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

"P&I Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"P&I Sub-subline" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"P&I Sublimit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"Par Value" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

"Past Due Rate" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

"PBGC"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

"PC"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Person"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

"Plan"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

"Pledged Mortgages" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

"PMI" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

"Pool Purchase Price Paid"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

"Pools Stated Rate" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

"Pool"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

"Potential Default" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67

"proceeds"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

"Processing Fees" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

"Property"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

"Qualified Investment Securities" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

"Qualified Investor"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

"Qualified Mortgage Loans"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Qualified Substitute Ticket" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

"Ratably" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

"Rate Designation Date" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

"Receivables Advances Loans"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Receivables Advances Sublimit" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Receivables Advances Subline"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Receivables Claim" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

"Receivables Loan Values" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

"Receivables Pledge Agreement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

"Regulation Q"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

"Released Persons"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  94

"Replacement Bank"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

"Reportable Event"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

"Repurchased Defaulted Mortgages Sub-subline" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

"Repurchased Defaulted Mortgages Sublimit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

"Repurchased Defaulted Mortgage"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

"Residential Mortgage File" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

"Residential Mortgage Note" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

"Residential Mortgage"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

"Retiring Bank" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23




"Reuters Screen LIBO Page"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

"Revolving Servicing Acquisition Facility Fee"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63

"Revolving Servicing Acquisition Termination/Conversion Date" . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61

"RHS" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

"Sale Price"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51

"Second-Lien Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Second-Lien Sublimit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Second-Lien Subline" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Securities"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Securitized" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Senior Acquisition Debt" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

"Serviced Mortgages"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

"Servicing Acquisition Banks" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Servicing Acquisition Collateral"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

"Servicing Acquisition Limit" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61

"Servicing Acquisition Line Commitments"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63

"Servicing Acquisition Line"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60

"Servicing Acquisition Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60

"Servicing Records" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

"Servicing Rights Security Agreement" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

"Servicing Rights"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60

"Settlement Date" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Shortfall Amount"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56

"Standard Financial Statements" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

"Stated Rate" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

"Stock Pledge Agreement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

"Sub-sublines"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

"Sublines"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

"Subordinated Debt" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

"Subprime Mortgage Loan"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

"Subprime Mortgages Sublimit" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

"Subprime Mortgages Subline"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

"Subprime Underwriting Standards" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

"Subprime Warehouse Loan" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

"Subsidiary"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

"Substitute Mortgage" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56

"Super Jumbo Mortgage Loan" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

"Swing Line Note" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

"Swing Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

"Swing Sublimit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

"Swing Subline" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

"T&I Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"T&I Sub-subline" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34




"T&I Sublimit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"Tangible Net Worth"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

"TCB Balances"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

"TCB" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Termination Notice"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  68

"Texas Finance Code"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

"Total Mortgages Purchase Limit"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

"Total Servicing Acquisition Line Commitments"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

"Total Warehouse Line Commitments"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

"Trade Ticket"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

"Transaction Claim" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110

"UCC" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

"VA Loans"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

"VA/FHA/PMI Foreclosure Receivables Loans"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"VA/FHA/PMI Foreclosure Receivables Sub-subline"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"VA/FHA/PMI Foreclosure Receivables Sublimit" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

"VA"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

"Warehouse Banks' Invested Balance" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

"Warehouse Banks' Net Share"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50

"Warehouse Banks" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Warehouse Collateral"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

"Warehouse Facility Fee"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

"Warehouse Final Termination Date"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

"Warehouse Line Commitments"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

"Warehouse Line"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

"Warehouse Loan Value"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

"Warehouse Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

"Warehouse Pledge Agreement"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

"Warehouse Termination Date"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

"weekly ceiling"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

"Wet Mortgage Loan" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

"Wet Warehousing Loans" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Wet Warehousing Sublimit," . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

"Wet Warehousing Subline" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33


                               TABLE OF CONTENTS







Article 1.  Certain Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2



Article 2.  The Warehouse Line  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         Section 2.1       General Terms for the Warehouse Line and its Sublines and Sub-sublines . . . . . . . . . .  31

         Section 2.2       The Warehouse Line . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         Section 2.3       Linked Lines and Sublines and Sub-subline defined  . . . . . . . . . . . . . . . . . . . .  32

         Section 2.4       Warehouse Line Term  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         Section 2.5       12/97 Master Warehouse Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         Section 2.6       Current Warehouse Notes' Interest Accrual and Payment  . . . . . . . . . . . . . . . . . .  36

         Section 2.7       Current Warehouse Notes' Due Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         Section 2.8       Current Warehouse Notes Voluntary Prepayments  . . . . . . . . . . . . . . . . . . . . . .  37

         Section 2.9       Current Warehouse Notes Mandatory Payments . . . . . . . . . . . . . . . . . . . . . . . .  37

         Section 2.10      Warehouse Line Security  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         Section 2.11      Warehouse Facility Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         Section 2.12      Obligors' Processing Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         Section 2.13      Amount the Obligors May Borrow Against Each Eligible Mortgage; Investor Commitment

                           Coverage and Weekly Reports of Coverages Required; Warehouse Loan Value  . . . . . . . . .  39

         Section 2.14      Borrowing Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         Section 2.15      Releases of Sold or Securitized Pledged Mortgages  . . . . . . . . . . . . . . . . . . . .  43

         Section 2.16      Mandatory Prepayments or Collateral Substitutions for Ineligible Mortgages . . . . . . . .  44

         Section 2.17      Mandatory Prepayments or Collateral Substitutions for Ineligible Foreclosed Property

                           Collateral . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         Section 2.18      Title Insurance; Recording of Foreclosed Properties Mortgages  . . . . . . . . . . . . . .  45

         Section 2.19      Disposition of Foreclosed Properties . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

         Section 2.20      Partial Releases of Foreclosed Properties  . . . . . . . . . . . . . . . . . . . . . . . .  45



Article 3.  Mortgage Pools Purchase Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

         Section 3.1       General Description and Certain Definitions  . . . . . . . . . . . . . . . . . . . . . . .  46

         Section 3.2       Pool Purchases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         Section 3.3       Servicing After Purchase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

         Section 3.4       Additional Rights Purchased by Pool Purchase Price Payment . . . . . . . . . . . . . . . .  49

         Section 3.5       Qualified Mortgage Loans Lent to the Selling Obligor for Transfer to Qualified

                           Investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50

         Section 3.6       Security Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

         Section 3.7       Obligation on any Transaction Failure  . . . . . . . . . . . . . . . . . . . . . . . . . .  54

         Section 3.8       Margin Calls by Obligor's Qualified Investor . . . . . . . . . . . . . . . . . . . . . . .  56

         Section 3.9       Margin Obligations to the Warehouse Banks  . . . . . . . . . . . . . . . . . . . . . . . .  56




         Section 3.10      Representations, Warranties and Covenants  . . . . . . . . . . . . . . . . . . . . . . . .  57

         Section 3.11      Intent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60

         Section 3.12      Fee to Accrue and to be Paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60



Article 4.  Servicing Acquisition Line  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60

         Section 4.1       General Terms for the Servicing Acquisition Line . . . . . . . . . . . . . . . . . . . . .  60

         Section 4.2       Borrowing under the Servicing Acquisition Line . . . . . . . . . . . . . . . . . . . . . .  61

         Section 4.3       Conversion of Servicing Acquisition Loans to Term Debt . . . . . . . . . . . . . . . . . .  61

         Section 4.4       12/97 Master Servicing Acquisition Notes . . . . . . . . . . . . . . . . . . . . . . . . .  62

         Section 4.5       Current Servicing Acquisition Notes' Payment Schedule  . . . . . . . . . . . . . . . . . .  62

         Section 4.6       Current Servicing Acquisition Notes Voluntary Prepayments  . . . . . . . . . . . . . . . .  62

         Section 4.7       Servicing Acquisition Line Security  . . . . . . . . . . . . . . . . . . . . . . . . . . .  62

         Section 4.8       Revolving Servicing Acquisition Facility Fee . . . . . . . . . . . . . . . . . . . . . . .  62

         Section 4.9       Borrowing Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63

         Section 4.10      Amount the Obligors May Borrow Against the Eligible Servicing Portfolio  . . . . . . . . .  64



Article 5.  Interest Rate Election Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  65

         Section 5.1       Interest Rate Elections  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  65

         Section 5.2       Inadequacy of Pricing and Rate Determination . . . . . . . . . . . . . . . . . . . . . . .  65

         Section 5.3       Funding Losses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  65

         Section 5.4       Determinations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  66

         Section 5.5       Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  66

         Section 5.6       Funding Decision . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  66

         Section 5.7       Rate of Return Maintenance Covenant  . . . . . . . . . . . . . . . . . . . . . . . . . . .  66

         Section 5.8       Illegality of Eurodollar Rate Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . .  67



Article 6.  Provisions Applicable to All Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67

         Section 6.1       Commitments Lapse Provision  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67

         Section 6.2       Fundings Availability Termination Provisions . . . . . . . . . . . . . . . . . . . . . . .  68

         Section 6.3       Application of Proceeds of Realization on Collateral . . . . . . . . . . . . . . . . . . .  68

         Section 6.4       Right of Setoff  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  68

         Section 6.5       Application of Setoff Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69

         Section 6.6       Conditions Precedent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69



Article 7.  The Obligors' Warranties and Representations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73

         Section 7.1       Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73

         Section 7.2       Corporate Action . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73

         Section 7.3       No Violations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73

         Section 7.4       Approved Lender, Seller and Servicer . . . . . . . . . . . . . . . . . . . . . . . . . . .  74

         Section 7.5       Obligors Are Not Investment Companies or Controlled by One . . . . . . . . . . . . . . . .  74

         Section 7.6       Obligors and Affiliates Are Not Public Utility Companies, Etc  . . . . . . . . . . . . . .  74

         Section 7.7       Obligors' Legal Compliance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  74




         Section 7.8       Financial Statements Accurate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  74

         Section 7.9       Representations Are True and Not Misleading  . . . . . . . . . . . . . . . . . . . . . . .  74

         Section 7.10      Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75

         Section 7.11      Payment of Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75

         Section 7.12      Title to Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75



Article 8.  Defaults and Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75

         Section 8.1       Note Payment Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75

         Section 8.2       Covenant Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

         Section 8.3       Default on Other Obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

         Section 8.4       Violation of Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

         Section 8.5       False Representation or Warranty . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

         Section 8.6       Undischarged Final Judgment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

         Section 8.7       Lien Claimed or Held Invalid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

         Section 8.8       Disposition, Encumbrance or Loss of Collateral . . . . . . . . . . . . . . . . . . . . . .  76

         Section 8.9       Liquidation, Etc. Order  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77

         Section 8.10      Default under Other Facilities Papers  . . . . . . . . . . . . . . . . . . . . . . . . . .  77

         Section 8.11      Assignment for the Benefit of Creditors, Voluntary Bankruptcy  . . . . . . . . . . . . . .  77

         Section 8.12      Involuntary Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77

         Section 8.13      General Failures, Writ of Attachment, Etc  . . . . . . . . . . . . . . . . . . . . . . . .  77

         Section 8.14      Fraudulent Concealment or Removal  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77

         Section 8.15      Dissolution, Etc . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78

         Section 8.16      Environmental Claim Made . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78

         Section 8.17      ERISA Claim Made . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78

         Section 8.18      RICO Claim Made  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78

         Section 8.19      Change of Control  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78

         Section 8.20      Subordinated Line of Credit Commitment Change  . . . . . . . . . . . . . . . . . . . . . .  78

         Section 8.21      Material Adverse Change  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78



Article 9.  Affirmative Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79

         Section 9.1       Use of Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79

         Section 9.2       Promptly Correct Escrow Imbalances . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79

         Section 9.3       Financial Statements and Other Reports . . . . . . . . . . . . . . . . . . . . . . . . . .  79

         Section 9.4       Maintenance of Existence and Properties; Conduct of Business . . . . . . . . . . . . . . .  82

         Section 9.5       Compliance with Applicable Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  82

         Section 9.6       Perform Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  82

         Section 9.7       Books  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  82

         Section 9.8       Investor Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83

         Section 9.9       Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83

         Section 9.10      Pay Debt, Taxes, etc . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  83

         Section 9.11      Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  84

         Section 9.12      Other Loan Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  84

         Section 9.13      Covenants Concerning Collateral  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  84




         Section 9.14      Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  85

         Section 9.15      Benefit Plan Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  86

         Section 9.16      Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  86



Article 10.  Negative Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  86

         Section 10.1      No Change of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  86

         Section 10.2      No Other Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  87

         Section 10.3      No Other Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  87

         Section 10.4      Limitation on Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  87

         Section 10.5      Minimum Net Worth  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  88

         Section 10.6      Minimum Servicing Portfolio Size . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  88

         Section 10.7      Maximum Debt to Servicing Portfolio Ratios . . . . . . . . . . . . . . . . . . . . . . . .  88

         Section 10.8      Minimum Fixed Charge Coverage Ratio  . . . . . . . . . . . . . . . . . . . . . . . . . . .  88

         Section 10.9      Minimum Current Ratio  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  89

         Section 10.10     Minimum Adjusted Tangible Net Worth  . . . . . . . . . . . . . . . . . . . . . . . . . . .  89

         Section 10.11     Maximum Adjusted Debt to Adjusted Tangible Net Worth . . . . . . . . . . . . . . . . . . .  89

         Section 10.12     Maximum Adjusted Debt Less Warehouse Debt to Adjusted Tangible Net Worth . . . . . . . . .  89

         Section 10.14     Maximum Serviced Mortgages Delinquency Ratio . . . . . . . . . . . . . . . . . . . . . . .  90

         Section 10.15     Limitations on Transactions with Affiliates  . . . . . . . . . . . . . . . . . . . . . . .  90

         Section 10.16     Limitation on Unmarketable Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  91

         Section 10.17     No Uncovered Commercial Loans and No ADC, Etc. Loans . . . . . . . . . . . . . . . . . . .  91

         Section 10.18     Loss of Eligibility  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  91

         Section 10.19     Fiscal Year Accounting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  91

         Section 10.20     Loans, Advances and Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  91

         Section 10.21     Actions with Respect to Pledged Mortgages  . . . . . . . . . . . . . . . . . . . . . . . .  92

         Section 10.22     Cancellation of Loan Servicing Rights  . . . . . . . . . . . . . . . . . . . . . . . . . .  93

         Section 10.23     Change of Underwriting Standards for "C" or "D" Grade Mortgage Loans.  . . . . . . . . . .  93

         Section 10.24     Continuous Compliance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  93



Article 11.  Agreements Concerning the Agent and the Banks  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  93

         Section 11.1      Authorization and Action . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  93

         Section 11.2      Agent Will Ship Mortgage Loans with Bailee Letters . . . . . . . . . . . . . . . . . . . .  94

         Section 11.3      Employment of Others by the Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  94

         Section 11.4      No Liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  94

         Section 11.5      Reliance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  96

         Section 11.6      Qualifications of the Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  96

         Section 11.7      Resignation of the Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  96

         Section 11.8      Removal of the Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  97

         Section 11.9      Effective Date of Resignation or Removal . . . . . . . . . . . . . . . . . . . . . . . . .  97

         Section 11.10     Successor Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  97

         Section 11.11     Merger of the Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  98




         Section 11.12     Agent and Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  98

         Section 11.13     Participation; Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  98

         Section 11.14     Loan Requests; Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  99

         Section 11.15     Lenders' Sharing Arrangement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 100

         Section 11.16     Application of Collateral Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . 101

         Section 11.17     Credit Decision  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 101

         Section 11.18     Information Concerning Other Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . 101

         Section 11.19     Expense Reimbursement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 101

         Section 11.20     Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 102

         Section 11.21     Rights of Individual Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 102

         Section 11.22     Notice to the Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 103

         Section 11.23     No Partnership . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 103

         Section 11.24     Amendments, Modifications and Consents . . . . . . . . . . . . . . . . . . . . . . . . . . 103

         Section 11.25      Replacement of Retiring Bank  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 104

         Section 11.26      Replacement Banks Replace Retiring Banks  . . . . . . . . . . . . . . . . . . . . . . . . 105

         Section 11.27      Termination of Retiring Bank's Commitments  . . . . . . . . . . . . . . . . . . . . . . . 105



Article 12.  Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 105

         Section 12.1      No Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 105

         Section 12.2      Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 106

         Section 12.3      Governing Law; Jurisdiction and Venue  . . . . . . . . . . . . . . . . . . . . . . . . . . 106

         Section 12.4      Waiver of Jury Trial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 107

         Section 12.5      Survival; Successors and Assigns; Term . . . . . . . . . . . . . . . . . . . . . . . . . . 107

         Section 12.6      Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 108

         Section 12.7      Usury Not Intended; Credit or Refund of Any Excess Payments  . . . . . . . . . . . . . . . 108

         Section 12.8      Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 108

         Section 12.9      Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 109

         Section 12.10     Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 109

         Section 12.11     Accounting Terms . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 109

         Section 12.12     Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110

         Section 12.13     Domicile of Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110

         Section 12.14     Disclosures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110

         Section 12.15     Release of Transaction Claims  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 110

         Section 12.16     Notice Pursuant to Section  26.02 of the Tex. Bus. & Comm. Code  . . . . . . . . . . . . . 110


                12/97 AMENDED AND RESTATED FACILITIES AGREEMENT



PREAMBLE:



         THIS 12/97 AMENDED AND RESTATED FACILITIES AGREEMENT (the "12/97 A&R

Facilities Agreement" or within itself only, this "Agreement") dated effective as of December 3, 1997 (the "Effective Date") made by and among (a) HARBOR

FINANCIAL MORTGAGE CORPORATION (the "Company"), a Texas corporation; (b) NEW

AMERICA FINANCIAL, INC. ("New Am Inc."), a Texas corporation that is a wholly-owned subsidiary of the Company (the Company and New Am Inc. being the

"Obligors"); (c) TEXAS COMMERCE BANK NATIONAL ASSOCIATION ("TCB"), a national banking association, in its capacities as one of the Banks, a Warehouse Bank and a Servicing Acquisition Bank and as Agent (it and its successors in that capacity being called the "Agent") for the other Banks; (d) the other warehouse lenders (together with TCB, the "Warehouse Banks" and servicing acquisition lenders (together with TCB, the "Servicing Acquisition Banks") that are signatories and parties to this Agreement from time to time (the term "Banks"

meaning and including the Warehouse Banks and the Servicing Acquisition Banks),

and (e) HARBOR FINANCIAL GROUP, INC. ("Guarantor"), a Delaware corporation;



amending and restating in its entirety as of the Effective Date the 1/97

Amended and Restated Facilities Agreement dated as of January 31, 1997 (the

"1/97 A&R Facilities Agreement"), as amended by the 4/97 Amendment to 1/97 A&R

Facilities Agreement dated as of April ___, 1997 (the "4/97 Amendment") and the

9/97 Amendment to 1/97 A&R Facilities Agreement dated as of September ___, 1997

(the "9/97 Amendment"), each among the Obligors, the Agent and the Banks that were then parties to them (the 1/97 A&R Facilities Agreement, as amended by the

4/97 Amendment and the 9/97 Amendment, being herein called the "Amended

Facilities Agreement");



                             W I T N E S S E T H :



RECITALS:



         This 12/97 A&R Facilities Agreement, as it may hereafter be supplemented, amended or restated by one or more written agreements signed by the Obligors and the then-Banks is called the "Current Facilities Agreement",

amends and restates in its entirety the Amended Facilities Agreement and provides for and governs (a) the $450 million revolving mortgage warehouse credit line (the "Warehouse Line") provided for the Obligors by the Warehouse

Banks with sublimits (i) for the Warehouse Line's swing loan subline equal to

15% of the total of the Banks' Warehouse Line commitments hereunder; (ii) for its wet warehousing subline equal to 15% or 25% thereof; (iii) for its second-lien subline equal to 5% thereof, (iv) for its receivables advances subline equal to 7.5% thereof -- with sub-sublimits under such receivables advances subline (1) for such receivables advance subline's principal and interest advances sub-subline equal to 2.5% of the Total Warehouse Line

Commitments, (2) for its taxes and insurance advances sub-subline equal to 2.5%

thereof, (3) for its VA/FHA/PMI foreclosure receivables sub-subline equal to 3%

thereof, (4) for its repurchased defaulted mortgages sub-subline equal to 1%

thereof and (5) for its foreclosed properties sub-subline equal to 1% thereof -- and (v) for its subprime mortgages subline equal to 20%

of such total Warehouse Line commitments of the Banks hereunder, (b) the up to

$200 million mortgage pools purchase agreement (the "Mortgage Pools Purchase

Agreement") also provided for the Obligors by the Warehouse Banks and (c) the

$45 million Servicing Acquisition Line provided for the Obligors by the

Servicing Acquisition Banks with provision for automatic conversion thereof to an amortizing four-year term loan on December 3, 1998, the Warehouse Line and the Mortgage Pools Purchase Agreement being subject to a $450 million Linked

Lines Limit and all of such facilities being subject to a $495 million aggregate limit.



         The Banks that are currently parties to this Agreement are named on and have executed their respective signature pages to this Agreement.



         All terms defined in this Agreement that are not specifically redefined (or whose definition is not modified) by any future supplement or amendment to this Agreement shall have the same meanings there as here;

provided that in the event of any conflict or inconsistency between (a) any provision of this Agreement or any supplement or amendment to it and (b) any provision of any later supplement or amendment to it, the provisions of the supplement or amendment having the latest effective date shall govern and control.



AGREEMENTS:



         In consideration of the premises and $10 and other good and valuable consideration paid by the parties to each other, the receipt and sufficiency of which are hereby acknowledged, they hereby agree as follows:



                       ARTICLE 1.  CERTAIN DEFINITIONS



         In addition to the terms defined elsewhere in the text of this

Agreement, these terms are defined as follows:



         "12/97 Master Servicing Acquisition Notes" is defined in Section 4.4.



         "12/97 Master Warehouse Notes" is defined in Section 2.5.



         "Adjusted Balances" means, for any calendar month, that month's daily average of all collected balances in all non-interest bearing accounts maintained by the Obligors with TCB during that month (although the Obligors shall have no obligation whatsoever to maintain any deposits with TCB) less amounts necessary (a) to satisfy reserve and deposit insurance requirements allocable to that month and (b) to compensate TCB for services rendered to the

Obligors for that month, with each element calculated in accordance with TCB's system of allocating reserve and deposit insurance requirements and charges for services and as that system may be changed from time to time without notice.

         "Adjusted Debt" means, with respect to any Person and on any day, all of that Person's Debt on that day minus (a) the portion of that Person's Debt which on that day is fully secured by Qualified Investment Securities and (b)

all amounts outstanding under the Mortgage Pools Purchase Agreement.



         "Adjusted LIBOR Rate" means a rate per annum that on any day is equal to the quotient of (a) LIBOR for that day divided by (b) 1.00 minus the

Eurodollar Reserve Requirement (if any) for one (1) day loans.



         "Adjusted Tangible Net Worth" means, with respect to the Obligors and on any day:



                 (a)      the Obligors' aggregate Tangible Net Worth on that

         day;



plus:            (b)      one hundred percent (100%) of the sum of (i) the

         aggregate appraised value, as determined in accordance with Section

         9.3(e)(2) by the quarterly independent appraisal (the "SR Appraisal")

         most recently made (the "Current  SR Appraisal") of the Obligors'

         Eligible Servicing Portfolio as it existed on the effective date of such appraisal (the "Current SR Appraisal Date") plus (ii) the aggregate value of OMSRs  (including flow Loan Servicing Rights)

         subsequently sold to others and acquired by Obligors since the Current

         SR Appraisal Date, determined by multiplying the aggregate outstanding principal balances of the Serviced  Mortgages that are the subject of such recently-acquired OMSRs by the same factor (the "Applicable OMSR

         Valuation Factor") that was applied by the appraiser in the Current SR

         Appraisal to the principal balances of the Mortgage Loans that were the subject of the OMSRs appraised to determine their appraised value plus (iii) the aggregate value of the Obligors' Owned Servicing Rights purchased from others to service Mortgage Loans not originated by the

         Obligors ("PMSRs") and acquired by Obligors since the Current SR

         Appraisal Date, determined by multiplying the aggregate outstanding principal balances of the Serviced  Mortgages that are the subject of such recently-acquired PMSRs by the same factor (the "Applicable PMSR

         Valuation Factor") that was applied in the Current SR Appraisal to the principal balances of the Mortgage Loans that were the subject of the

         PMSRs appraised to determine their appraised value;



plus             (c) that portion of Subordinated Debt that is not due within one (1) year of that day.



         "Affected Pool" is defined in Section 3.7.



         "Affiliate" means and includes, with respect to a specified Person,

         any other Person:



         (a)     that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the specified

Person;



         (b)     that is a director, trustee, general partner or executive

officer of the specified Person or serves in a similar capacity in respect of the specified Person;

         (c)     that, directly or indirectly through one or more

intermediaries, is the beneficial owner of ten percent (10%) or more of any class of equity securities of the specified Person; or



         (d)     of which the specified Person is directly or indirectly the owner of ten percent (10%) or more of any class of equity securities.



         "Agent, et al" is defined in Section 11.4.



         "Applicable Margin" means:



         (a)     for Servicing Acquisition Loans, two and one-fourth percent

(2.25%);



         (b)     for outstanding Warehouse Loans that are not Wet Warehousing

Loans, one and three-eighths percent (1.375%);



         (c)     for outstanding Wet Warehousing Loans, one and five-eighths percent (1.625%);



         (d)     for outstanding Subprime Warehouse Loans, one and five-eighths percent (1.625%);



         (e)     for Swing Loans, one and five-eighths percent (1.625%);



         (f)     for Second-Lien Loans, one and five-eighths percent (1.625%);



         (g)     for P&I Loans, one and five-eighths percent (1.625%);



         (h)     for T&I Loans, one and five-eighths percent (1.625%);



         (i)     for VA/FHA/PMI Foreclosure Receivables Loans, one and

five-eighths percent (1.625%);



         (j)     for Repurchased Defaulted Mortgages Loans, one and

five-eighths percent (1.625%);



         (k)     for Foreclosed Properties Loans, one and five-eighths percent

(1.625%); and



         (l)     for purchases under the Mortgage Pools Purchase Agreement,

three-fourths percent (0.75%).



         "Applicable Repurchase Amount" is defined in Section 3.7.



         "Bailee Letter" is defined in Section 11.2.



         "Business Day" means any day other than Saturday, Sunday or a day (a)

which is a legal holiday in Houston, Texas, (b) on which the Agent or any of the Banks is authorized or obligated by

Law or executive order to close or (c) when dealings in dollar deposits are not carried out in the relevant interbank dollar market.



         "Ceiling Rate" means, on any day, the maximum nonusurious rate of interest permitted for that day by whichever of applicable federal or Texas law permits the higher interest rate, stated as a rate per annum.  On each day, if any, that applicable Texas law establishes the Ceiling Rate, the Ceiling Rate shall be the "weekly ceiling" (as defined in Section 303 of the Texas Finance

Code -- the "Texas Finance Code" -- and Chapter 1D of Title 79, Texas Rev. Civ.

Stats.  1925 -- "Chapter 1D",  as amended, respectively) for that day.  The

Banks may from time to time, as to current and future balances, implement any other ceiling under the Texas Finance Code or Chapter 1D by the Agent's giving notice to the Company if and to the extent permitted by the Texas Finance Code or Chapter 1D.



         "Chapter 1D" is defined in the definition of "Ceiling Rate".



         "Change of Control" means and includes:



         (a)     in respect of the Company:



                 (1)      a sale of the Company's stock or a sale of

substantially all of the Company's assets to any Person or related group of

Persons;



                 (2)      without the Agent's and the Majority Banks' prior

written consent, any merger or consolidation of the Company with or into (A)

another Person with the effect that the Guarantor holds less than one hundred percent (100%) of the total voting power entitled to vote in the election of directors, managers or trustees of the survivor of such merger or consolidation or (B) the Guarantor;



                 (3)      the occurrence of any event after which the Guarantor

no longer owns at least one hundred percent (100%) of the total voting power entitled to vote in the election of the Company's directors; or



                 (4)      Richard J. Gillen is no longer the chief executive

                          officer and president of the Company; or



                 (5)      the Company's liquidation or dissolution; and



         (b)     in respect of New Am Inc.:



                 (1)      a sale of New Am Inc.'s stock or a sale of

substantially all of New Am Inc.'s assets to any Person or related group of

Persons;

                 (2)      without the Agent's and the Majority Banks' prior

written consent, any merger or consolidation of New Am Inc. with or into (A)

another Person with the effect that the Company holds less than one hundred percent (100%) of the total voting power entitled to vote in the election of directors, managers or trustees of the survivor of such merger or consolidation or (B) the Company;



                 (3)      the occurrence of any event after which the Company

no longer owns at least one hundred percent (100%) of the total voting power entitled to vote in the election of New Am Inc.'s directors; or



                 (4)      Richard J. Gillen is no longer the chief executive

officer and chairman of the board of New Am Inc.; or



                 (5)      New Am Inc.'s liquidation or dissolution; and



         (c)     in respect of the Guarantor:



                 (1)      a sale of the Guarantor's stock or a sale of

substantially all of the Guarantor's assets to any Person or related group of

Persons;



                 (2)      Richard J. Gillen is no longer chief executive

                          officer and president of the Guarantor;



                 (3)      FirstCity Financial Corporation no longer directly or

indirectly owns and controls at least ninety percent (90%) of the total voting power entitled to vote in the election of directors, managers or trustees of the survivor of such merger or consolidation; or



                 (4)      the Guarantor's liquidation or dissolution.



         "Claims" is defined in Section 11.20.



         "Collateral" means, on any day, the Obligors' or Guarantor's Property deposited with or held by or for the Agent or any Bank in which the Agent, as agent and representative of the Banks, is granted a Lien pursuant to this

Agreement or any other Facilities Papers or any guaranties of the Obligations.



         "Collateral Proceeds" is defined in Section 11.16.



         "Commitments Lapse Provision" is defined in Section 6.1.



         "Commitments Schedule" means the dated schedule of the Banks'

respective Commitments under each of the Facilities that is so named and attached to this Agreement, as it may be superseded

(or amended and restated) from time to time by a later-dated schedule approved in writing by the Agent and the Obligors.



         "Committed Sum" means the maximum amount a Bank has (a) committed to lend to the Obligors under a particular Facility or (b) agreed to purchase under the Mortgage Pools Purchase Agreement, pursuant to the Current Facilities

Agreement.  The amount of each Bank's Committed Sum for each Facility for each day is stated on the Commitments Schedule in effect for that day.



         "Compliance Certificate" means the document in the form of Exhibit F,

to be completed from time to time by the Obligors pursuant to Section 9.3(f).



         "Consolidated Fixed Charges" means payments of principal and interest scheduled to be due during the time period being considered for either Senior

Acquisition Debt or Consolidated Servicing and Receivables Debt, as the case may be.



         "Consolidated Servicing and Receivables Debt" means the sum of the outstanding principal balances of (a) all of the Obligors' Loans under the

Servicing Acquisition Line and (b) all of the Obligors' Loans (if any) under the Receivables Advances Subline.



         "Continuing Bank" means, with respect to the events described in

Sections 11.25 through 11.27, a Bank that is neither a Retiring Bank nor a New

Bank.



         "Conventional Mortgage Loan" means a Residential Mortgage evidenced by a Residential Mortgage Note, the payment of which is not guaranteed by VA or insured by FHA.



         "Current Ratio" means the ratio of current assets of the Obligors to current liabilities of the Obligors, all as determined in accordance with GAAP.



         "Current Servicing Acquisition Notes" means and includes each and all of the Obligors' promissory notes (including the Current Servicing Acquisition

Notes) made payable to the order of a Servicing Acquisition Bank pursuant to the Current Facilities Agreement and also includes all renewals, extensions,

rearrangements, modifications, increases and replacements of such promissory notes made from time to time with the consent and approval of the respective holders of such notes.



         "Current SR Appraisal" is defined in the definition of "Adjusted

Tangible Net Worth".



         "Current Warehouse Note" is defined in Section 2.5.



         "Debt" means, with respect to any Person and on any day the sum

(without duplication) on that day of (a) all of that Person's debt (1) for borrowed money, (2) for the deferred purchase price of Property or services, or

(3) that is evidenced by a bond, debenture, note or other instrument plus (b)

any debt secured by any Lien existing on any interest of that Person in

Property owned subject to such Lien whether or not that Person is liable for the debt secured thereby, plus (c) all of that

Person's obligations under all capitalized leases, plus (d) all of that

Person's reimbursement obligations in respect of letters of credit issued to others for such Person's account, plus (e) all debt of each partnership of which that Person is a general partner, plus (f) all of that Person's obligations under all guaranties, endorsements and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire, Debt of others (other than Mortgage Loans).



         "Default" is defined in Section 6.1.



         "Defective Mortgage" is defined in Section 3.7.



         "EDI" is defined in Section 2.14(d)(2)(A).



         "Eligible Mortgage" means a Residential Mortgage that is:



         (a)      evidenced by a promissory note (the "Residential Mortgage

Note") payable (either originally or by one or more endorsements) to the order of and owned and held by either Obligor (whichever is pledging it to the Agent as Collateral) and duly endorsed in blank -- or if the Agent shall request it,

endorsed to be payable to the order of the Agent -- subject to no pledge,

security interest, collateral assignment, Lien, charge or claim held by any

Person other than the Agent.  In addition, such promissory note must not have been pledged to the Agent for more than one hundred eighty (180) days;

provided, that up to Five Million Dollars ($5,000,000) of Residential Mortgages

borrowed against under the Warehouse Line at any time may have been pledged to the Agent for more than one hundred eighty (180) days but not more than three hundred sixty (360) days;



         (b)      covered by each of (i) currently-effective policies of

mortgagee title insurance and casualty insurance, (ii) a sufficient and current appraisal and (iii) an Investor Commitment that is sufficient in all respects to constitute a secondary market purchase commitment to purchase such pledged

Residential Mortgage upon which the Warehouse Banks and the Agent may safely rely as the primary source of repayment of the Warehouse Loan made (or requested to be made) against the Warehouse Loan Value of such pledged

Residential Mortgage, and having all documentation, characteristics and elements complete and packaged so as to satisfy every requirement of the issuer

-- whether the Government National Mortgage Association ("GNMA"), the Federal

National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage

Corporation ("FHLMC") or another Qualified Investor -- of such Investor

Commitment, with all such documentation placed in a file (a "Residential

Mortgage File") organized so as to satisfy such issuer's (or, for Subprime

Mortgage Loans, the Agent's) requirements for file content, form and order, but in any event including at least (1) the original executed Residential Mortgage

Note, (2) a certified copy of the Residential Mortgage and (3) an original assignment of the Residential Mortgage Note in blank (including any applicable intervening assignments), in recordable form; provided, that (1) up to forty percent (40%) of the Total Warehouse Line Commitments of Residential Mortgages

borrowed against under the Warehouse Line at any time may be Jumbo Mortgage

Loans and (2) up to five percent (5%) of the Total Warehouse Line Commitments of Residential Mortgages borrowed against under the Warehouse Line at any time may be Super Jumbo Mortgage Loans; and provided further that, notwithstanding any other provision of this Agreement, there is no requirement that Subprime Mortgage Loans be covered by Investor Commitments;



         (c)      either (i) eligible for guaranty or insurance by the Veterans

Administration ("VA") or the Federal Housing Administration ("FHA"), or for

insurance (as to the portion of the Residential Mortgage that initially exceeds an eighty percent (80%) loan-to-collateral value ratio) by private mortgage insurance ("PMI") by an insurer rated "A" or better by a nationally recognized rating agency, or (ii) an uninsured conventional mortgage loan conforming to the maximum loan amount and loan-to-collateral value ratio standards for guaranty by FNMA or FHLMC and with both an initial and a current loan-to-collateral value ratio no greater than eighty percent (80%), provided that, notwithstanding any other provision of this Agreement, there is no requirement that Subprime Mortgage Loans be eligible for VA guaranty or FHA insurance or be covered by PMI;



         (d)      in a face amount that, when aggregated with all of the other warehoused Mortgage Loans -- whether warehoused with the Agent pursuant to this

Agreement or elsewhere with another lender or lenders or its or their custodian or representative -- owned by whichever Obligor is pledging it to the Agent,

will not exceed the hedging coverage provided by Investor Commitments then owned by such Obligor as determined by the Agent based on such Obligor's most current weekly report to the Agent listing all Investor Commitments held by such Obligor;



         (e)      accompanied by (1) a duly executed assignment (and any

intervening assignments) recordable (but not recorded) in the U.S. jurisdiction where the real property securing such Residential Mortgage Note is located,

duly completed, signed, notarized, attested (if necessary for recording in that jurisdiction) and otherwise adequate to be recorded and, by recording, to perfect an assignment of that Residential Mortgage so as to receive the full benefit of the recording Laws of that jurisdiction and (2) all other instruments and documents, if any, required to provide the Agent with all the information and authority it would need (assuming its qualification to the extent, if any, required under the applicable Guide as a servicer) to service such Residential Mortgage and collect all sums due under it when due and either

(A) unilaterally sell that Residential Mortgage to any Qualified Investor and receive full payment for it, in accordance with such Qualified Investor's

Investor Commitment to purchase it or otherwise, or (B) by recording the assignment, unilaterally clothe the Agent with full authority to demand and receive all sums due under that Residential Mortgage from any obligor

(including guarantors) for its payment and from any servicer of that

Residential Mortgage, including, without limitation, transferring full record title to the Agent; and



        (f)      otherwise satisfactory to the Agent in its sole reasonable discretion in all other respects.



         WITHOUT LIMITING ANY OF THE FOREGOING PROVISIONS, A RESIDENTIAL

         MORTGAGE THAT OTHERWISE QUALIFIES AS AN ELIGIBLE MORTGAGE SHALL FAIL

         OR CEASE TO BE SO QUALIFIED IF:

                (1)      it fails or ceases for any reason to be the subject

of a valid and enforceable Investor Commitment which is and remains satisfactory to the Agent;



                (2)       an obligor on or under it has failed to perform an

obligation under such obligor's papers and such default has continued for thirty (30) days;



                (3)       foreclosure proceedings have been commenced with

respect to it;



                (4)       it is not (A) secured by a first Lien (or a second

Lien for up to the Second-Lien Sublimit only) against the real property originally securing it -- or that was purported to secure it -- or if the title to the real property securing it ceases or fails for any reason to be currently insured by a title insurer acceptable to the Agent for at least the outstanding principal balance of such Residential Mortgage, or such insurer denies coverage or liability in whole or in part or fails to assume defense of any attack on such title for any reason, (B) in full force and effect or (C) (excluding only

Residential Mortgages whose servicing is transferred by the applicable Obligor to another servicer with the Agent's express written consent) fully serviced

(including collection of all amounts due on or for such Residential Mortgage

Note, including both loan and escrow payments) by the applicable Obligor;



                (5)       it has been pledged to the Agent for more than one

hundred eighty (180) days (subject to the proviso in clause (a) in this definition of "Eligible Mortgage"); or



                (6)       it has a cumulative loan-to-collateral-value ratio

that exceeds one hundred percent (100%), unless it is a VA-guaranteed or

FHA-insured mortgage.



         "Eligible Receivables" is defined in Section 2.14(d)(1).



         "Eligible Servicing Portfolio" means, on any day, all Serviced

Mortgages excluding those (i) as to which either Obligor is the subservicer,

(ii) for which any payment is delinquent for more than ninety (90) days or

(iii) for which any maker or mortgagor is the subject of a case in bankruptcy or as to which the first step in foreclosure proceedings has been taken.



         "Eligible Servicing Portfolio Balance" means the sum of the principal balances of all Serviced Mortgages comprising the Eligible Servicing Portfolio.



         "ERISA" means the Employee Retirement Income Security Act of 1974 and

any successor statute, as amended from time to time, and all rules and regulations promulgated under it.



         "ERISA Affiliate" means any trade or business (whether or not incorporated) which, together with either Obligor, would be treated as a single employer under Section 4001 of ERISA.



         "Eurodollar Base Rate" means, for any Interest Period, the average rate per annum, rounded upwards, if necessary, to the nearest one-sixteenth percent (1/16%), available to The Chase

Manhattan Bank in accordance with the then-existing practices in the Interbank

Market selected for that purpose by The Chase Manhattan Bank at approximately

10:00 a.m. local time in that Interbank Market on the Rate Designation Date for the offering to The Chase Manhattan Bank by leading dealers in that Interbank

Market of dollar deposits for delivery on the first day of such Interest

Period, in immediately available funds, for a term comparable to such Interest

Period and in an amount comparable to the relevant Loan.



         "Eurodollar Rate" means, for any Interest Period, the rate per annum rounded up, if necessary, to the nearest one-sixteenth percent (1/16%), that is equal to the quotient of (a) the Eurodollar Base Rate divided by (b) 1.00 minus the Eurodollar Reserve Requirement (if any), in each case for such Interest

Period.



         "Eurodollar Rate Loan" means any Loan at the Eurodollar Rate plus the

Applicable Margin.



         "Eurodollar Reserve Requirement" means, for the Interest Period for each Eurodollar Rate Loan and for the time that each Adjusted LIBOR Rate Loan is outstanding, respectively, the maximum rate (expressed as a decimal) for all reserves required to be maintained by the Agent against any category of liabilities that includes deposits by reference to which any Eurodollar Base

Rate or Adjusted LIBOR Rate is determined, adjusted automatically (and without notice to the Obligors) on and as of the effective date of any change therein.



         "Facilities Papers" means (a) this Current Facilities Agreement and

(b) any and all promissory notes, mortgages, deeds of trust, deeds to secure debt and other real estate mortgage instruments, security agreements and all other instruments, documents and agreements or other papers (including the

Notes, the Guaranty, the Warehouse Pledge Agreement, the Receivables Pledge

Agreement, the Servicing Rights Security Agreement, the Foreclosed Properties

Mortgages, if any, the Stock Pledge Agreement, the Float Control Agreement and

the Float Control Guaranty) executed or delivered pursuant to the terms of, to guarantee or secure, or which otherwise relate to, this Current Facilities

Agreement, and any and all future amendments, supplements, renewals,

extensions, rearrangements or restatements of any of them.



         "Facility" means credit or financial line, subline or facility provided for in the Current Facilities Agreement (under this 12/97 A&R

Facilities Agreement, the term means and includes each of the Warehouse Line,

its five Sublines, its five Sub-sublines, the Mortgage Pools Purchase Agreement and the Servicing Acquisition Line.)



         "Failure Date" is defined in Section 3.7.



         "Federal Funds Effective Rate" means, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or,

if such rate is not so published for any day which is a Business Day, the average of the quotations for the day of such transactions received by the

Agent from three (3) federal funds
brokers of recognized standing selected by the Agent.  Any rate of interest based on the Federal Funds Effective Rate shall be adjusted as of the effective date of each change in the Federal Funds Effective Rate.



         "Fee" is defined in Section 3.4.



         "FHA Loans" means Mortgage Loans evidenced by Residential Mortgage

Notes, payment of which is insured by FHA or which is covered by a current,

binding and enforceable commitment for such insurance issued by FHA or its delegated underwriter.



         "Financial Statements" means (a) balance sheets, (b) statements of operations and (c) statements of cash flow.  Whenever any of the Facilities

Papers calls for an Obligor to provide unaudited financial statements (or any element of them), such Obligor agrees to provide them (or the element called for) in the form and manner used for the Standard Financial Statements

(although all audited Financial Statements shall be prepared in accordance with

GAAP).



         "FirstCity" means FirstCity Financial Corporation, a Delaware corporation and owner of all of the capital stock of the Guarantor.



         "Float Control Agreement" means a written agreement in form and substance satisfactory to the Agent executed between the Agent (as agent and representative of the Banks) and the Obligors by which the Obligors agree to limit to $15,000,000 by December 31, 1997, to thereafter reduce monthly by

$5,000,000 per month and to eliminate entirely by March 31, 1998 the Obligors'

float on mortgage funding drafts drawn on their table funding accounts and to indemnify the Banks and the Agent in respect of any claims, loss, cost, damage and expense incurred on account of any such float.



         "Float Control Guaranty" means the written guaranty in form and substance satisfactory to the Agent executed by FirstCity guaranteeing payment and performance of the Obligors' agreements and obligations under the Float

Control Agreement.



         "Foreclosed Properties Loans" is defined in Section 2.3(e)(1).



         "Foreclosed Properties Mortgages" is defined in Section 2.10.



         "Foreclosed Properties Sub-subline" is defined in Section 2.3(e)(6).



         "Foreclosed Properties Sublimit" is defined in Section 2.3(e)(6).



         "Foreclosed Property" is defined in Section 2.3(e)(1).



          "Free Adjusted Balances" means, for any calendar month, that month's

Adjusted Balances less the portion of them (if any) already used to reduce the interest or fee charged by TCB on any Debt to TCB other than the Obligations.

         "Funding Availability Termination Provisions" is defined in Section

6.2.



         "Funding Share" means, for each Bank, that proportion of each Loan under a particular Facility which bears the same ratio to the total amount of the Loan under that Facility as the portion of that Bank's Committed Sum which is applicable to that Facility bears to the total of the Committed Sums of all

Banks for that Facility.



         "Funds from Operations" means the aggregate of (a) each Obligor's pretax income minus (b) any cash taxes paid, minus (c) any noncash credits to income (such as excess capitalized servicing and income from Loan Servicing

Rights to Mortgage Loans originated by either Obligor ("OMSRs")), plus (d) all depreciation and amortization, plus (e) any interest payable on the Senior

Acquisition Debt -- cash or deferred -- that will become due during the entire time period for which Funds from Operations are being calculated plus -- if

(and only if) the Eligible Servicing Portfolio Balance at the end of the period for which Funds from Operations are being calculated is greater than the

Eligible Servicing Portfolio Balance at the beginning of that period -- (f) the excess of (x) the aggregate appraised value, as reflected in the Current SR

Appraisal, of the Obligors' Owned Servicing Rights for the calendar quarter ended December 31 of the prior calendar year over (y) the aggregate appraised value, as reflected in the SR Appraisal immediately preceding the Current SR

Appraisal, of the Obligors' Owned Servicing Rights for the calendar quarter ended December 31 of the previous calendar year, EACH WITHOUT DUPLICATION.



         "GAAP" means generally accepted accounting principles, applied on a consistent basis, stated in opinions of the Accounting Principles Board of the

American Institute of Certified Public Accountants or in statements of the

Financial Accounting Standards Board which are applicable in the circumstances as of the date in question.  The requirement that such principles be applied on a consistent basis means that the accounting principles observed in a current period shall be comparable in all material respects to those applied in an earlier period, with the exception of changes in application to which the applicable Obligor's independent certified public accountants shall have agreed and which changes and their effects are summarized in the Financial Statements following such changes.



         "Governmental Authority" means any foreign governmental authority, the

United States of America, any state of the United States and any political subdivision of any of them, and any agency, central bank, department,

commission, board, bureau, court or other tribunal.



         "Guarantor" means Harbor Financial Group, Inc., a Delaware corporation.



         "Guaranty" means the Continuing Guaranty dated as of December 3, 1997 executed by Guarantor in favor of the Agent, as agent and representative of the

Banks, as the same may be amended, supplemented, modified and/or restated from time to time.



         "Guide" is defined in Section 3.3(a).

         "HUD" is defined in Section 3.10(k).



         "ICF Agreement" is defined in Section 10.3(c).



         "In Default" means a default has occurred under a Residential Mortgage

Note or its related Residential Mortgage and has remained in existence for at least thirty (30) days.



         "Interbank Market" means such interbank market established by the world's money center banks for dollar denominated interbank time deposits issued outside the United States as the Agent shall choose from time to time,

among which markets available for such selection by the Agent is the London interbank market for eurodollar deposits.



         "Interest Period" means the period beginning on the date a Loan at the

Eurodollar Rate plus the Applicable Margin is designated to begin and ending on the numerically corresponding day that is one (1), two (2) or three (3) months thereafter, as the Obligors may select as provided herein; except (a) no

Interest Period shall be for less than one (1) month; (b) if an Interest Period begins on a day for which there is no numerically corresponding day in the appropriate subsequent calendar month, then that Interest Period shall end on the last Business Day of such calendar month; (c) an Interest Period that would otherwise end on a day that is not a Business Day shall end on the next

Business Day (or, if such next Business Day is in the next calendar month, on the preceding Business Day), and (d) no Interest Period shall end after the maturity of the applicable Note.



         "Investments" is defined in Section 10.20.



         "Investor Commitment" means a binding commitment from a Qualified

Investor in favor of the applicable Obligor to purchase Pledged Mortgages,

subject to no condition which cannot be reasonably anticipated to be satisfied before its expiration, and acceptable in form and substance to the Agent.



         "Jumbo Mortgage Loan" means a Nonconforming Mortgage Loan, the principal balance of which does not exceed Five Hundred Thousand Dollars

($500,000).



         "Laws" means all applicable laws, statutes, codes, ordinances, orders,

rules, regulations, judgments, decrees, injunctions, franchises, permits,

certificates, licenses, authorizations or other determinations, directions or requirements (including any of the foregoing which relate to environmental standards or controls, energy regulations and occupational safety and health standards or controls) of any domestic or foreign arbitrator, court or other

Governmental Authority.



         "LIBOR" means, for any day, the rate of interest per annum which is equal to the rate per annum determined by The Chase Manhattan Bank (which is an

Affiliate of TCB) to be the average of the interest rates available to it in accordance with the then-existing practices in the Interbank Market in London,

England at approximately 11:00 a.m. London time for that day for the offering to The Chase Manhattan Bank by leading dealers in such Interbank Market for delivery on that day of U. S. Dollar deposits of One Million Dollars

($1,000,000) each for a one (1) month period.  If for any reason the Agent cannot determine that rate for any day, then LIBOR for that day shall be the rate of interest per annum that is equal to the arithmetic mean of the rates appearing on the Reuters Screen LIBO Page as of 11:00 a.m., London time, on that date for the offering by such institutions as are named therein to prime banks in the Interbank Market in London, England, for delivery on that day of

U.S. dollar deposits of One Million Dollars ($1,000,000) each for a one (1)

month period.  Any rate of interest based on LIBOR shall be (a) computed on the basis of a year of three hundred sixty (360) days applied for the actual number of days for which the borrowing to which it applies is outstanding and bears interest in accordance with this Agreement at such rate of interest based on

LIBOR (i.e., on the 365/360 -- 366/360 in a leap year -- day basis) and (b)

adjusted as of the effective date of each change in LIBOR.  The Agent's determination of LIBOR for each day shall be conclusive and binding, absent manifest error.  For purposes of the Current Facilities Agreement and all Notes and other Facilities Papers, LIBOR shall fluctuate upward and downward automatically and concurrently with day-to-day changes in such arithmetic mean,

and in the amount of the change.



         "LIBOR Rate Loan" means any Loan bearing interest at the Adjusted

LIBOR Rate plus the Applicable Margin.



         "Lien" means any lien, mortgage, deed of trust, deed to secure debt,

pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature of a mortgage or security agreement and any agreement to give any mortgage or security interest).



         "Linked Lines" is defined in Section 2.3(a).



         "Linked Lines Limit" is defined in Section 2.2(a).



         "Liquid Reserves" means, as of any date, the sum of (a) the Obligors'

cash on hand, (b) the Warehouse Loan Values of all Eligible Mortgages owned by the Obligors and not pledged to any Person, (c) the undrawn balance, if any,

available to be borrowed by the Obligors under the Servicing Acquisition Line and (d) the undrawn balance, if any, available to be borrowed by the Guarantor under the Guarantor's committed line of credit for Subordinated Debt with the

Guarantor's corporate parent, FirstCity, a true and correct copy of the entire agreement providing for which is attached as Schedule 5.



         "Loan" means a sum or sums lent to an Obligor by any one or more of the Banks pursuant to the Current Facilities Agreement in accordance with the applicable borrowings procedures set forth in Section 2.14 or 4.9, including readvances of funds previously advanced to or for the Obligors and repaid to the Banks, if permitted.



         "Loan Request" means an Obligor Order requesting a Loan, substantially in the form of Exhibit B-1 for Warehouse Loans or Wet Warehousing Loans, B-2

for Second-Lien Loans, B-3  for

P&I Loans, B-4 for T&I Loans, B-5 for VA/FHA/PMI Foreclosure Receivables Loans,

B-6 for Repurchased Defaulted Mortgages Loans, B-7 for Foreclosed Properties

Loans, B-8 for Servicing Acquisition Loans and B-9 for Subprime Mortgage Loan

Requests.



         "Loan Servicing Agreement" means any contract, agreement or account,

whether or not in writing, now existing or hereafter established between either

Obligor (or any predecessor in interest) and any Person (including any

Governmental Authority) providing for or contemplating such Obligor's (or any predecessor in interest's) collection, disbursement and other servicing or management of any Mortgage Loans or portfolio of Mortgage Loans, irrespective of whether such loan or loans are owned or held by or for the account of a direct investor (or any pledgee of, or trustee or bailee for, any direct investor) or pooled and/or pledged with other loans to directly or indirectly secure, provide a source of funds to pay or otherwise support or back any PCs,

collateral mortgage obligation or other security (whether certificated or book-entry), and whether or not such security is issued, guaranteed, insured or bonded by GNMA, FNMA, FHLMC, an insurance company, a private issuer or any other investor.



         "Loan Servicing Rights" means and includes all of each Obligor's rights under any of its Loan Servicing Agreements, including the rights to service Serviced Mortgages and to be compensated, directly or indirectly, for doing so.



         "Majority Banks" means, for any day, the Banks (a) whose aggregate

Committed Sums for the Warehouse Line and the Servicing Line are sixty-six and two-thirds percent (66-2/3%) or more of the sum of (x) the Total Warehouse Line

Commitments and (y) the Total Servicing Line Commitments if on that day the

Banks are committed to lend under the Current Facilities Agreement, or (b) the aggregate sum of whose Loans are sixty-six and two-thirds percent (66-2/3%) or more of the sum of (x) all Warehouse Loans then outstanding and (y) all

Servicing Acquisition Loans then outstanding if on or before that day the

Banks' commitments to lend under the Current Facilities Agreement have expired or been terminated and have not been reinstated.



         "Majority Servicing Acquisition Banks" means, for any day, the Banks

(a) whose aggregate Committed Sums for the Servicing Line are sixty-six and two-thirds percent (66-2/3%) or more of the Total Servicing Line Commitments if on that day the Banks are committed to lend under the Current Facilities

Agreement, or (b) the aggregate sum of whose Servicing Acquisition Loans are sixty-six and two-thirds percent (66-2/3%) or more of all Servicing Acquisition

Loans then outstanding if on or before that day the Banks' commitments to lend under the Current Facilities Agreement have expired or been terminated and have not been reinstated.



         "Majority Warehouse Banks" means, for any day, the Banks (a) whose aggregate Committed Sums for the Warehouse Line are sixty-six and two-thirds percent (66-2/3%) or more of the Total Warehouse Line Commitments if on that day the Banks are committed to lend under the Current Facilities Agreement, or

(b) the aggregate sum of whose Warehouse Loans are sixty-six and two-thirds percent (66-2/3%) or more of all Warehouse Loans then outstanding if on or before that day
the Warehouse' commitments to lend under the Current Facilities Agreement have expired or been terminated and have not been reinstated.



         "Make Whole Payment" is defined in Section 3.7.



         "Margin Obligations to the Warehouse Banks" is defined in Section 3.9.



         "Material Adverse Effect" means any material adverse effect on (a) the validity or enforceability of this Agreement, any Note or any of the other

Facilities Papers, (b) the Guarantor's or either Obligor's ability to continue in business as a going concern, (c) the Guarantor's or either Obligor's operations, Property or financial condition, (d) any material item or part of the Collateral or its value, (e) the priority or perfection of the Agent's

Liens in any material item or part of the Collateral or (f) the Guarantor's or either Obligor's ability to timely repay any of its debt or guaranty obligations to the Banks or timely perform any of its other material obligations under this Agreement or any of the other Facilities Papers.



         "MBS" is defined in Section 3.1.



         "Mortgage-Backed Security"  means and includes (a) a security issued by FHLMC or (b) a security guaranteed by GNMA or FNMA or (c) a security issued by any other Person acceptable to the Agent, which (1) is based on and backed by an underlying pool of Residential Mortgage Notes and Residential Mortgages or Qualified Mortgage Loans, as applicable and (2) provides for payment by its issuer to its holder of specified principal installments and a fixed rate of interest on the unpaid balance and for all prepayments to be passed through to the holder, whether issued in certificated or book-entry form.



         "Mortgage Loans" means residential Conventional Mortgage Loans,

Nonconforming Mortgage Loans, FHA Loans and VA Loans, or any combination of them.



         "Mortgage Pools Purchase Agreement" is defined in this Agreement's preamble and refers to the mortgage pools purchase agreement set forth in

Article 3.



         "Mortgages" is defined in Section 2.10.



         "Mortgages Purchase Limit" is defined in Section 3.1.



         "MPPA Value" means for any Qualified Mortgage Loan offered to the

Warehouse Banks pursuant to the Mortgages Purchase Agreement, ninety-nine percent (99%) of the least of (a) the actual amount funded by the offering

Obligor on origination or purchase of such Qualified Mortgage Loans; (b) the purchase price to be paid by the Qualified Investor pursuant to its Trade

Ticket entered into with the offering Obligor on the trade date stated in such

Trade Ticket, or (c) the face amounts of the promissory notes underlying such

Qualified Mortgage Loan.

         "Net Worth" means the excess of a Person's total assets over that

Person's total liabilities as each is determined in accordance with GAAP.



         "New Bank" means, with respect to the events described in Sections

11.25 through 11.27, a bank or other lending institution that becomes a Bank hereunder as a result of any such event.



         "Nonconforming Mortgage Loan" means a Mortgage Loan which is neither an FHA Loan nor a VA Loan and which (a) complied at origination with all applicable requirements for purchase under the FNMA or FHLMC standard form of conventional mortgage purchase contract and any supplement to it then in effect, except only that the amount of the loan exceeded the maximum loan amount under such requirements or all of another Qualified Investor's requirements for its purchase and (b) currently complies with all applicable requirements for purchase under a valid and binding Investor Commitment covering it.



         "Notes" means and includes each and all of the Obligors' promissory notes (including the Current Warehouse Notes and the Current Servicing

Acquisition Notes) made payable to the order of a Bank pursuant to the Current

Facilities Agreement and also includes all renewals, extensions,

rearrangements, modifications, increases and replacements of such promissory notes made from time to time with the consent and approval of the respective holders of such notes.



         "Obligations" means and includes all of the Obligors' present and future debts, obligations and liabilities to the Banks and all renewals and extensions of all or any part of them, arising pursuant to the Current

Facilities Agreement or any of the other Facilities Papers and all interest accrued on them, regardless of whether such debts, obligations or liabilities are direct, indirect, fixed, contingent, liquidated, unliquidated, joint,

several or joint and several.



         "Obligor Order" means an Obligor's written or electronic order

(including a telegram, telex, teletype, telecopy or cablegram), signed or presented in the Obligor's name by the Chairman or any Vice Chairman of its

Board of Directors, its President or any Senior Vice President, or by any other

Obligor officer who has been designated as authorized to execute Obligor Orders in a writing executed by any of them and delivered to the Agent and as to whom such designation has not subsequently been revoked by the same means.  The

Persons authorized to issue Obligor Orders shall be listed in a written schedule furnished by each Obligor to the Agent, and each Obligor shall update such schedule from time to time so that the current schedule in the Agent's possession at all time is a correct list of only those Persons currently authorized to issue Obligor Orders.  The schedule for the Effective Date and for each day thereafter until the Obligors deliver a revised schedule to the

Agent is Schedule 4 to this Agreement.



         "Offer" is defined in Section 3.2(a).



         "OMSRs" is defined in the definition of "Funds from Operations".



         "Order" is defined in Section 11.5.

         "Owned Servicing Rights" means the Obligors' rights under Loan

Servicing Agreements where an Obligor is the owner of the Loan Servicing Rights that are the subject matter thereof and not merely a subservicer.



         "P&I Loans" is defined in Section 2.3(e)(1).



         "P&I Sub-subline" is defined in Section 2.3(e)(2).



         "P&I Sublimit" is defined in Section 2.3(e)(2).



         "Past Due Rate" means, for each Note on any day, the Stated Rate for that Note for that day plus five percent (5%) per annum, but in no event to exceed the Ceiling Rate for that day.



         "PBGC" means the Pension Benefit Guaranty Corporation and any successor to any or all of its functions under ERISA.



         "PC" is defined in Section 3.1.



         "Person" means and includes (a) any natural person, corporation,

limited partnership, general partnership, limited liability partnership or company, joint stock company, joint venture, association, company, trust,

estate, bank, trust company, land trust, business trust or other organization,

whether or not a legal entity, (b) any Governmental Authority or (c) any other organization or entity whatsoever.



         "Plan" means an employee benefit plan of a type described in Section

3(3) of ERISA in respect of which either Obligor or the Guarantor is an

"employer" as defined in Section 3(5) of ERISA.



         "Pledged Mortgages" means, for any day, all of the Obligors' Mortgage

Loans that have been --  and still are -- pledged to the Agent on that day.



         "PMI" is defined in the definition of "Eligible Mortgage".



         "PMSR" is defined in the definition of "Adjusted Tangible Net Worth".



         "Pool" is defined in Section 2.2(a).



         "Pool Purchase Price Paid" is defined in Section 3.4.



         "Pools Stated Rate" is defined in Section 3.4.



         "Potential Default" is defined in Section 6.1.

         "Proceeds" is defined in Section 3.6(e).



         "Processing Fees" is defined in Section 2.12.



         "Property" means any interest in any kind of tangible or intangible property or asset, whether real, personal or mixed, including the Collateral.



         "Qualified Investment Securities" means:  (a) readily marketable securities issued or fully guaranteed by the United States of America with remaining maturities of not more than one (1) year; (b) commercial paper or any other debt instrument rated P-1 by Moody's Investors Service, Inc. or A-1 by

Standard and Poor's Ratings Group with remaining maturities of not more than two hundred seventy (270) days; (c) FNMA and FHLMC discount notes with remaining maturities of not more than one (1) year; (d) certificates of deposit fully insured by the FDIC -- or, if not, that are issued by financial institutions acceptable to the Agent -- with remaining maturities of not more than one (1) year; (e) banker's acceptances with remaining maturities of not more than one (1) year issued by banks whose short-term credit is rated P-1 by

Moody's Investors Service, Inc. or A-1 by Standard and Poor's Ratings Group;

(f) securities received in settlement of liabilities created in the ordinary course of business and (g) other investment quality securities with remaining maturities of not more than one (1) year and which are specifically approved by the Agent.



         "Qualified Investor" means GNMA, FNMA, FHLMC, any of the Persons listed on Schedule 1 or any other financially responsible Person which the

Obligors have added to a copy of a new Schedule 1 dated (to show it is new) and sent to the Agent with that Person's name (and any other newly-added Persons'

names) highlighted or otherwise marked to clearly indicate the addition(s) and which the Agent has not disapproved (either on its own initiative or because the Majority Warehouse Banks have disapproved them) by notice given to the

Obligors within thirty (30) days of the Agent's receipt of such revised

Schedule 1; provided that until any such new Qualified Investor has been approved by the Majority Warehouse Banks, either affirmatively or by their failing to notify the Agent of their disapproval within thirty (30) days after the Agent's receipt from the Obligors of the Obligors' addition of such new

Qualified Investor to Schedule 1 -- the Agent shall promptly notify the

Warehouse Banks of the name of each such new Qualified Investor -- the Agent shall not ship Pledged Mortgages having aggregate Warehouse Loan Values of more than Five Million Dollars ($5,000,000) to that Qualified Investor; and provided further that at any time by written notice to the Agent (stating their reason or reasons) the Majority Warehouse Banks may disapprove any Qualified Investor because they have determined in their sole discretion and for any reason that they are no longer comfortable with that Person's being a Qualified Investor,

whether or not that Person is named as a Qualified Investor in this definition or on Schedule 1 or has previously been approved as a Qualified Investor by the

Majority Warehouse Banks.  Upon receipt of such a notice from the Majority

Warehouse Banks, the Agent shall give written notice to the Obligors of the

Majority Warehouse Banks' disapproval of all Qualified Investors named in the notice, whereupon the Persons named in the Agent's notice to the Obligors shall no longer be Qualified Investors from and after the time when the Agent sends that notice to the Obligors.

         "Qualified Mortgage Loans" is defined in Section 3.1.



         "Qualified Substitute Ticket" is defined in Section 3.5(b).



         "Ratably" means in accordance with the Banks' respective ownership interests in a particular Facility.  On any day, each Bank will own that portion of each Facility, both principal and accrued interest  -- and will have an undivided interest in each guaranty of that Facility, all other Collateral for that Facility and all rights to proceeds of all guarantees of and other

Collateral for that Facility, equal to that Bank's ownership interest in that

Facility -- or purchase interest, which bears the same ratio to the entire advanced and unpaid principal or purchase interest of that Facility then outstanding as that Bank's Committed Sum for that Facility bears to the total of the Committed Sums of all Banks for that Facility, subject to this adjustment:  if at any time or times, any Bank fails or refuses to fund its

Funding Share of any Loan or purchase under a Facility when such Bank is obligated to do so, and one or more of the other Banks elects (in the sole discretion of each Bank and for such amount, if any, as each Bank shall itself determine) to fund or purchase it, then:



         (a)     the respective ownership interests in that Facility and its

Collateral of (1) the Bank which failed or refused to fund or purchase its

Funding Share and (2) the Bank (or Banks) which funded or purchased that

Funding Share, shall be proportionately decreased and increased, respectively,

to the same extent as if their respective Committed Sums for that Facility were changed in direct proportion to the unreimbursed principal balance of the amount so funded or purchased that is thereafter outstanding from time to time;



         (b)     the nonfunding Bank's share of all future distributions of any payments and prepayments on the Note payable to the nonfunding Bank and evidencing the Obligations under that Facility shall be paid to the Bank (or

Banks) which funded or purchased its Funding Share until such funding or purchasing Bank(s) have been fully repaid the amount so funded or purchased by such funding or purchasing Bank(s); and



         (c)     such adjustment shall remain in effect until such time as the

Bank (or Banks) which funded or purchased the nonfunding or nonpurchasing

Bank's Funding Share have been so fully repaid.



         "Rate Designation Date" means the Business Day which is in the case of

Loans (a) at the Eurodollar Rate plus the Applicable Margin, two (2) Business

Days preceding the first day of any proposed Interest Period and (b) at any other interest rate, on the date of such Loan.



         "Receivables Advances Loans" is defined in Section 2.3(e).



         "Receivables Advances Sublimit" is defined in Section 2.3(e).



         "Receivables Advances Subline" is defined in Section 2.3(e).

         "Receivables Loan Values" means the following percentages of the following categories of Eligible Receivables:



         (a)     ninety-five percent (95%) of the value of the borrowing

Obligor's equity in accounts or general intangibles owned by such Obligor under which such Obligor has an enforceable and liquidated claim ("Receivables

Claim") against obligors and their accounts, an insurer or another identified

Person under any Mortgage Loan serviced by such Obligor for reimbursement of advances made by such Obligor that qualify for P&I Loans (such value being equal to the amount of such Receivables Claim);



         (b)     ninety percent (90%) of the value of the borrowing Obligor's

Receivables Claim against obligors and their accounts, an insurer or another identified Person under any Serviced Mortgage for reimbursement of advances made by such Obligor that qualify for T&I Loans (such value being equal to the amount of such Receivables Claim);



         (c)     ninety percent (90%) of the value of the borrowing Obligor's

Receivables Claim against obligors and their accounts, an insurer, a guarantor or another identified Person under or in respect of any Repurchased Defaulted

Mortgage for reimbursement of advances made by such Obligor that qualify for

VA/FHA/PMI Foreclosure Receivables Loans (such value being equal to the amount of such Receivables Claim);



         (d)     seventy-five percent (75%) of the lesser of (i) the

outstanding principal balance of the relevant Repurchased Defaulted Mortgage or

(ii) the current fair value of the real property covered by the relevant

Repurchased Defaulted Mortgage according to a reasonably current appraisal or broker's price opinion which the borrowing Obligor is satisfied is substantially correct, for any Repurchased Defaulted Mortgage that qualifies for repurchase financing by a Repurchased Defaulted Mortgages Loan and that is less than two hundred seventy (270) days old, reckoned from the date when either Obligor (or any Affiliate) purchased such Repurchased Defaulted Mortgage

(pursuant to a right or obligation as its servicer to do so); and



         (e)     seventy-five percent (75%) of the current (as of the time of borrowing) fair value of each unit of Foreclosed Property as set forth on a current appraisal satisfactory to the Agent;



provided, that each account, general intangible or Foreclosed Properties

Mortgage that fails or ceases to qualify as an Eligible Receivable for any reason shall automatically have a Receivables Loan Value of zero from and after the date when the first disqualifying event occurs and for so long as it remains disqualified.



         "Receivables Pledge Agreement" means the 12/97 Receivables Pledge

Agreement dated as of December 3, 1997 by and among the Obligors and the Agent,

as agent and representative of the Banks, covering all of Obligors' rights to reimbursement or compensation for Obligors' advancement on, or purchase of,

loans which Obligors service, as the same may be amended, supplemented,

modified and/or restated from time to time.

         "Regulation Q" means Part 217 of Title 12 of the Code of Federal

Regulations, as in effect on December 1, 1996 and as it may be amended or modified from time to time.



         "Released Persons" is defined in Section 11.4.



         "Replacement Bank" means a bank or other lending institution that replaces a bank or other lending institution that ceases to be a Bank under this Agreement pursuant to the operation of Section 11.25.



         "Reportable Event" means a reportable event described in Section 4043 of ERISA or the regulations thereunder for which the 30-day notice is not waived by such regulations, a withdrawal from a Plan described in Section 4063 or 4064 of ERISA or a cessation of operations described in Section 4062(f) of

ERISA.



         "Repurchased Defaulted Mortgage" means a defaulted Residential

Mortgage repurchased by an Obligor from a Qualified Investor or out of a GNMA,

FNMA or FHLMC Pool pursuant to such Obligor's contractual obligation as its servicer to do so.



         "Repurchased Defaulted Mortgages Loan" is defined in Section

2.3(e)(1).



         "Repurchased Defaulted Mortgages Sublimit" is defined in Section

2.3(e)(5).



         "Repurchased Defaulted Mortgages Sub-subline" is defined in Section

2.3(e)(5).



         "Residential Mortgage" means a loan secured by a first Lien (or second

Lien for up to the Second-Lien Sublimit only) Mortgage appropriate to the U.S.

jurisdiction where the real estate securing the Mortgage Loan is located,

covering real estate improved by one single-, two-, three- or four-family dwelling and the land on which it is located, or a single one-family residential condominium unit and its related easements and proportionate interests in common elements.



         "Retiring Bank" means a bank or other lending institution that ceases to be a Bank under this Agreement pursuant to the operation of Section 11.25.



         "Reuters Screen LIBO Page" means the display designated as page "LIBO"

on the Reuters Monitor Money Rates Service or such other nationally recognized money rates service as the Agent shall select from time to time, or such other page, if any, as shall replace or be fairly comparable to the LIBO page on any such selected service for the purpose of displaying London interbank offered rates of major banks.



         "Revolving Servicing Acquisition Facility Fee" is defined in Section

4.8.



         "Revolving Servicing Acquisition Termination/Conversion Date" is

defined in Section 4.2.

         "RHS" means the Rural Housing Service of the U.S. Department of

Agriculture or such other governmental agency, if any, as shall succeed to the

Rural Housing Service's authority to administer its (or its predecessor guarantor, the Farmers Home Administration's) guaranties of Mortgage Loans.



         "Sale Price" is defined in Section 3.5.



         "Second-Lien Loans" is defined in Section 2.3(d).



         "Second-Lien Sublimit" is defined in Section 2.3(d).



         "Second-Lien Subline" is defined in Section 2.3(d).



         "Securities" is defined in Section 3.1.



         "Securitized" is defined in Section 3.1.



         "Senior Acquisition Debt" means Debt incurred by either Obligor to directly or indirectly acquire Owned Servicing Rights, and excluding only any such Debt that is Subordinated Debt.



         "Serviced Mortgages" means Mortgage Loans or commercial mortgage loans which either Obligor has the right or obligation to service under any Loan

Servicing Agreement.



         "Servicing Acquisition Collateral" is defined in Section 2.10.



         "Servicing Acquisition Limit" is defined in Section 4.1.



         "Servicing Acquisition Line" is defined in Section 4.1.



         "Servicing Acquisition Line Commitments" is defined in Section 4.8.



         "Servicing Acquisition Loans" is defined in Section 4.1.



         "Servicing Rights" is defined in Section 4.1.



         "Servicing Rights Security Agreement" means the 12/97 Security

Agreement-Assignment (Loan Servicing Agreements) dated as of December 3, 1997 by and among the Obligors and the Agent, as agent and representative of the

Banks, covering Obligors' loan servicing agreements and all rights and interests relating thereto, as the same may be amended, supplemented, modified and/or restated from time to time.



         "Settlement Date" is defined in Section 3.1.



         "Shortfall Amount" is defined in Section 3.7.

         "SR Appraisal" is defined in the definition of "Tangible Net Worth".



         "Standard Financial Statements" means financial statements substantially in the form of the Obligors' December 31, 1996 financial statements reproduced as Schedule 2, including each schedule and all of the detail provided in the Obligors' November 30, 1996 financial statements previously furnished to the Agent, including the monthly management reports,

with only such changes to format, schedules and presentation as are acceptable to the Agent or are required by GAAP.



         "Stated Rate" means, for each Loan on any day, either of the following rates, as designated by the borrowing Obligor in the related Loan Request:  (a)

the Adjusted LIBOR Rate for that day plus the Applicable Margin for that day and for that Loan or (b) the Eurodollar Rate for that day plus the Applicable

Margin for that day and for that Loan, each computed in accordance with the provisions of the Current Facilities Agreement; provided, that if on any day any rate so designated for any Loan shall exceed the Ceiling Rate for that day,

then the Stated Rate for that Loan shall be fixed at the Ceiling Rate on that day and on each day thereafter until the total amount of interest accrued at the Stated Rate on the unpaid balance of that Loan equals the total amount of interest that would have accrued on it if there were no Ceiling Rate; and

provided further, that the Obligors may elect as the Stated Rate to be applied for that day to a designated portion of the then-outstanding Loans which portion is both (1) not past due and (2) less than or equal to the Free

Adjusted Balances, a rate per annum equal to the Applicable Margin (only) for that day and for those respective Loans; however, to the extent that the portion so designated exceeds the TCB Balances, the Agent will pay to the Banks other than TCB, Ratably, interest on such excess at a rate per annum equal to the Applicable Margin plus the Federal Funds Effective Rate although if doing so would violate Regulation Q, on demand made by the Agent, the Obligors shall gross-up and pay to the Agent the interest on that designated portion so that the Agent will have the funds to pay the interest due to the other Banks without violating Regulation Q.  In no event will the Agent ever be obligated to pay any amount that would violate Regulation Q.



         "Stock Pledge Agreement" means the 12/97 Security Agreement-Pledge

(Stock) dated as of December 3, 1997 by and between Guarantor and the Agent, as agent and representative of the Banks, covering all of Guarantor's rights,

titles and interests in the stock of the Company, as the same may be amended,

supplemented, modified and/or restated from time to time.



         "Sub-sublines" is defined in Section 2.1.



         "Sublines" is defined in Section 2.1.



         "Subordinated Debt" means Debt that is (a) is owed to Persons other than one or more of the Banks, (b) is fully subordinated to all present and future Obligations owing to the Banks by written subordination provisions that are in form and substance approved by the Agent and (c) has been consented to in a writing signed by the Agent.

         "Subprime Mortgage Loan" means a Residential Mortgage that (i) would be an Eligible Mortgage except that it is not eligible for purchase by GNMA,

FNMA or FHLMC and (ii) satisfies the relevant Obligor's Subprime Underwriting

Standards.



         "Subprime Mortgages Sublimit" is defined in Section 2.3(f).



         "Subprime Mortgages Subline" is defined in Section 2.3(f).



         "Subprime Underwriting Standards" means the Obligors' respective underwriting standards for classification of Mortgage Loans as "A-", "B", "C"

or "D" credit grade Mortgage Loans.



         "Subprime Warehouse Loan" means a Warehouse Loan to finance an

Obligor's origination or purchase of Subprime Mortgage Loans.



         "Subsidiary" means any Person (other than a natural person) in which any other Person (directly or through one or more other Subsidiaries or other types of intermediaries), owns or controls:



         (a)     more than fifty percent (50%) of the total voting power or shares of stock entitled to vote in the election of its directors, managers or trustees; or



         (b)     more than fifty percent (50%) of the total assets and more than fifty percent (50%) of the total equity through the ownership of capital stock (which may be nonvoting) or a similar device or indicia of equity ownership.



         "Substitute Mortgage" is defined in Section 3.7.



         "Super Jumbo Mortgage Loan" means a Nonconforming Mortgage Loan, the principal balance of which exceeds Five Hundred Thousand Dollars ($500,000) but is no greater than One Million Dollars ($1,000,000).



         "Swing Line Note" is defined in Section 2.5.



         "Swing Loans" is defined in Section 2.3(b)(1).



         "Swing Sublimit" is defined in Section 2.3(b).



         "Swing Subline" is defined in Section 2.3(b).



         "T&I Loans" is defined in Section 2.3(e)(1).



         "T&I Sub-subline" is defined in Section 2.3(e)(3).

         "T&I Sublimit" is defined in Section 2.3(e)(3).



         "Tangible Net Worth" means with respect to any Person on any day:



         (a)     that Person's Net Worth on that day;



less     (b)     the sum of (1) aggregate advances to shareholders, officers or

         Affiliates (other than the Guarantor or FirstCity) in excess of Five

         Hundred Thousand Dollars ($500,000), (2) aggregate advances to the

         Guarantor or FirstCity, (3) investments in Subsidiaries (provided that the portion of such investment reasonably allocable to tangible assets of Subsidiaries, as determined in accordance with GAAP, to the extent acceptable to HUD for the purpose of calculating adjusted net worth in accordance with its requirement in effect as of such day and as detailed in a note to such Obligor's financial statements furnished to the Agent, shall not be required to be deducted from Net Worth) and other Affiliates, (4) purchased Owned Servicing Rights, (5) originated

         Owned Servicing Rights, (6) intangibles and (7) capitalized excess service fees, goodwill and all other assets that would be deemed by

         HUD to be unacceptable for the purpose of calculating adjusted net worth in accordance with its requirements in effect as of such day;



plus     (c)     negative goodwill (however denominated on that Person's books)

         and, if and to the extent approved in writing by the Agent, deferred taxes.



         "TCB Balances" means, for any calendar month, the sum of (a) the aggregate principal balances of all Notes held by TCB and (b) TCB's share of the Warehouse Banks' Invested Balance under the Mortgage Pools Purchase

Agreement.



         "Termination Notice" is defined in Section 6.2.



         "Texas Finance Code" is defined in the definition of "Ceiling Rate".



         "Total Mortgages Purchase Limit" means, for any day, the total of the

Mortgages Purchase Limits for all of the Warehouse Banks, as shown on the

Commitments Schedule in effect for that day.



         "Total Servicing Acquisition Line Commitments" means, for any day, the total of the Servicing Acquisition Line Committed Sums for all of the Servicing

Acquisition Banks, as shown on the Commitments Schedule in effect for that day.



         "Total Warehouse Line Commitments" means, for any day, the total of the Warehouse Line Committed Sums for all of the Warehouse Banks, as shown on the Commitments Schedule in effect for that day.



         "Trade Ticket" is defined in Section 3.1.

         "Transaction Claim" is defined in Section 12.15.



         "UCC" means the Uniform Commercial Code of any relevant jurisdiction.



         "VA/FHA/PMI Foreclosure Receivables Loans" is defined in Section

2.3(e)(1).



         "VA/FHA/PMI Foreclosure Receivables Sub-subline" is defined in Section

2.3(e)(4).



         "VA/FHA/PMI Foreclosure Receivables Sublimit" is defined in Section

2.3(e)(4).



         "VA Loans" means Mortgage Loans evidenced by a Residential Mortgage

Note, payment of which is either partially or completely guaranteed by the VA or which is covered by a current, binding and enforceable commitment for a guaranty issued by the VA.



         "Warehouse Banks' Invested Balance" is defined in Section 3.4.



         "Warehouse Banks' Net Share" is defined in Section 3.4.



         "Warehouse Collateral" is defined in Section 2.10.



         "Warehouse Facility Fee" is defined in Section 2.11.



         "Warehouse Final Termination Date" is defined in Section 2.11.



         "Warehouse Line Commitments" is defined in Section 2.11.



         "Warehouse Loan Value" means, on any day, for each Residential

Mortgage, ninety-eight percent (98%) of the lesser of (a) its "Acquisition

Cost" which is the amount the Obligor that is pledging it to the Agent paid for it, i.e., the net amount actually funded against a Residential Mortgage originated by the applicable Obligor or the net purchase price of an Eligible

Mortgage purchased by it (prorated according to their original principal amounts for Residential Mortgages in any Pool purchased by it) or (b) its

"Allocated Commitment Price", which is the investor commitment price stated in the Investor Commitment covering that Residential Mortgage (similarly prorated); provided, that the Warehouse Loan Value of any Residential Mortgage originated or acquired by either Obligor, whether funded as a refinancing of an existing residential Mortgage Loan or purchased by it, for an amount or at a premium price in excess of its "Par Value" -- which is hereby defined to mean,

(1) in the case of a residential Mortgage Loan refinanced by either Obligor, an amount equal to the unpaid principal balance of the residential Mortgage Loan refinanced or, (2) in the case of a purchased residential Mortgage Loan, its unpaid principal balance on the date of purchase -- shall not exceed that residential Mortgage Loan's Par Value, even though the applicable Obligor funded or paid more than its Par Value for it and even if the Investor

Commitment covering it specifies a purchase price for it greater than its Par

Value; provided further, that if on any day the aggregate Warehouse Loan Values of all Pledged Mortgages whose Mortgage Notes are dated earlier than one hundred eighty (180) days before that day (the "Seasoned Pledged Mortgages")

shall exceed an amount equal to five percent (5%) of the aggregate Committed

Sums for that same day of all Banks for the Warehouse Line of Residential

Mortgages (the "5% Limit"), then the Warehouse Loan Values of all such Seasoned

Pledged Mortgages shall be deemed equal to the 5% Limit; and provided further,

that each Residential Mortgage that fails or ceases to qualify as an Eligible

Mortgage for any reason shall automatically have a Warehouse Loan Value of zero from and after the date when the first disqualifying event occurs and for so long as it remains disqualified.



         "Warehouse Loans" is defined in Section 2.2(a).



         "Warehouse Pledge Agreement" means the 12/97 Security Agreement-Pledge of Secured Notes (Warehouse) dated as of December 3, 1997 by and among the

Obligors and the Agent, as agent and representative of the Banks, covering all of Obligors' rights, titles and interest in and to all promissory notes and all documents and instruments securing, guaranteeing or otherwise relating to such promissory notes, as the same may be amended, supplemented, modified and/or restated from time to time.



         "Warehouse Termination Date" is defined in Section 2.2(a).



         "Wet Mortgage Loan" means a Mortgage Loan newly originated or purchased by the Obligors:



         (a)     which would qualify as an Eligible Mortgage (including having been funded and, if funded by draft, such draft has been paid) without restriction or qualification, except that some or all of the papers evidencing,

securing or otherwise relating to it have not been delivered to the Agent;



         (b)     which the applicable Obligor actually and reasonably expects to fully qualify as an Eligible Mortgage when the original Residential Mortgage

Note, Residential Mortgage and all other documents in the Residential Mortgage

File have been executed and delivered; and



         (c)     as to which the applicable Obligor actually and reasonably expects that such full qualification can and will be achieved on or before five

(5) Business Days after the day when such Mortgage Loan is first submitted to the Agent as Collateral (excluding the day on which such Wet Mortgage Loan is so submitted.)



         "Wet Warehousing Loans" is defined in Section 2.3(c).



         "Wet Warehousing Sublimit" is defined in Section 2.3(c).



         "Wet Warehousing Subline" is defined in Section 2.3(c).



Except where specifically otherwise provided:

         (a)     Wherever the term "including" or any of its correlatives

appears in this Agreement or any other Facilities Papers, it shall be read as if it were written, "including (by way of example and without limiting the generality of the subject or concept referred to)", unless it is already followed by words to that effect.



         (b)     Except where otherwise specified, all times of day used in the

Facilities Papers mean local time in Houston, Texas.



         (c)     References in any of the Facilities Papers to any property's being pledged to the Agent or any Lien's or security interest's being granted to or held by the Agent (or required so to be) shall mean, respectively, duly pledged to, granted to or held by the Agent, for itself as a Warehouse Bank or

Servicing Acquisition Bank (whichever the context requires) and as agent and representative of the other Warehouse Banks or Servicing Acquisition Banks

(also as the context requires), so that the Agent (for itself as such a Bank and as agent and representative of such other Banks) has a duly perfected first and prior security interest in the subject property to secure the Obligations.

References to when -- or how long -- property has been pledged to the Agent shall be deemed to refer to -- or be reckoned from -- the day when such property was first pledged to TCB by one of the Obligors, whether TCB was then serving as Agent of the Banks herein, acting as others' agent or acting for its own account.



         (d)     References in any of the Facilities Papers to Article or

Section numbers are references to the Articles and Sections of that Facilities

Paper.



         (e)     References in any of the Facilities Papers to Exhibits,

Schedules, Annexes and Appendices are references to the Exhibits, Schedules,

Annexes and Appendices to that Facilities Paper and they shall be deemed incorporated into that Facilities Paper as if set forth verbatim at each such reference.



         (f)     Wherever the word "herein" of "hereof" is used in any of the

Facilities Papers, it is a reference to that entire Facilities Paper and not just to the Section, clause or subdivision of it in which the word is used.



         (g)     Words and phrases used or defined in the UCC in force in the

State of Texas on the effective date of this 12/97 A&R Facilities Agreement that are not redefined in this Agreement have the same meanings here as there.



         (h)     Accounting terms not otherwise defined shall have the meanings given them under GAAP.



         (i)     Defined terms may be used in the singular or the plural, as the context requires.



                        ARTICLE 2.  THE WAREHOUSE LINE

         Section 2.1     General Terms for the Warehouse Line and its Sublines

and Sub-sublines. This Article sets forth terms and conditions governing the

Obligors' Warehouse Line, its Swing Subline, its Wet Warehousing Subline, its

Second- Lien Subline, its Receivables Advances Subline (and its five

Sub-sublines: (a) the P&I Sub-subline; (b) the T&I Sub-subline; (c) the

VA/FHA/PMI Foreclosure Receivables Sub-subline, (d) the Repurchased Defaulted

Mortgages Sub-subline) and (e) the Foreclosed Properties Sub-subline) and its

Subprime Mortgages Subline (the Swing Subline, the Wet Warehousing Subline, the

Second-Lien Subline, the Receivables Advances Subline and the Subprime

Mortgages Subline being the "Sublines") and the P&I Sub-subline, the T&I

Sub-subline, the VA/FHA/PMI Foreclosure Receivables Sub-subline, the

Repurchased Defaulted Mortgages Sub-subline and the Foreclosed Properties

Sub-subline of the Receivables Advances Subline being the "Sub-sublines")

requested by the Obligors and approved by the Warehouse Banks.  Its provisions are subject to the other terms and conditions of the Current Facilities

Agreement.



         Section 2.2     The Warehouse Line.



         (a)      Subject to the provisions of Section 2.13 and the other terms and conditions of this Agreement, the Warehouse Banks agree to make and continue loans (the "Warehouse Loans") to the Obligors under the Warehouse Line in aggregate principal amounts outstanding on any day of up to Four Hundred

Fifty Million Dollars ($450,000,000) (the "Linked Lines Limit") for each day until March 31, 1999 (the "Warehouse Termination Date") solely (1) to finance each Obligor's funding of SUCH OBLIGOR'S OWN Residential Mortgages that are

Eligible Mortgages originated by such Obligor to (or for the account of) the obligor(s) on such Eligible Mortgages, (2) to finance SUCH OBLIGOR'S OWN purchase of Eligible Mortgages that were not originated by such Obligor and (3)

to finance Eligible Receivables, and for no other applications or purposes.

Each Obligor agrees to use the credit extended to it to carry each such

Residential Mortgage only for so long as (x) it continues to satisfy all of the requirements to be an Eligible Mortgage and (y) the borrowing Obligor is diligently taking all steps necessary to complete either (i) the sale of that

Residential Mortgage (if the Investor Commitment covering it contemplates its purchase as a whole loan), or (ii) its securitization as part of a pool of

Residential Mortgages (a "Pool") and the sale of the resulting Mortgage-Backed

Securities (if the Investor Commitment covering it contemplates securitization of a Pool that includes such Eligible Mortgage and the Qualified Investor's purchase of the resulting Mortgaged-Backed Securities).



         (b)      The Warehouse Banks' commitments are several and not joint --

no Bank has any obligation under this Agreement to fund any part of any other

Bank's Warehouse Line Commitment or Mortgages Purchase Limit or otherwise --

and the respective commitments of the Warehouse Banks and the sublimits applicable to those commitments are set forth on the Commitments Schedule.



         (c)      The failure of any Warehouse Bank to fund any part of its

Warehouse Line Commitment or Mortgages Purchase Limit shall not in itself relieve any other Warehouse Bank of its obligation to fund its Warehouse Line

Commitment and Mortgages Purchase Limit; provided, that no Warehouse Bank shall be responsible or incur any liability whatsoever for the failure of any other

Warehouse Bank to fund any of its Funding Shares or make any Loan that such other Warehouse Bank is obligated to fund or make.



         (d)      The maximum credit henceforth available on any day under the

Warehouse Line (including credit under the Sublines and Sub-sublines) is and shall be:



                 (1)  the Linked Lines Limit for that day;



minus            (2)  the sum of (i) the Warehouse Banks' Net Shares outstanding on that day for all Pools purchased by them from the Obligors pursuant to the

Mortgage Pools Purchase Agreement and (ii) the aggregate principal amount of

Warehouse Loans outstanding.



         Section 2.3     Linked Lines and Sublines and Sub-subline defined.



         (a)      The term "Linked Lines" means the Warehouse Line and the

Mortgage Pools Purchase Agreement.  Each borrowing or purchase under either

Linked Line will automatically reduce, dollar for dollar, the principal amount available to be borrowed or purchased under each Linked Line for so long as that borrowing or purchase is outstanding.



         (b)      The "Swing Subline" is a sublimit under the Warehouse Line under which Subline the Obligors may borrow, repay and reborrow from TCB only up to an aggregate amount equal to fifteen percent (15%) of the Total Warehouse

Line Commitments (the "Swing Sublimit"), against Eligible Mortgages and/or Wet

Mortgage Loans and in conformity with all other applicable limits or sublimits:



                 (1)       for the purpose of promptly funding Loans under the

Warehouse Line or its Wet Warehousing Subline which either are requested by the

Obligors after the deadline for submitting Loan Requests specified in Section

2.14 or for which the Warehouse Banks other than TCB do not receive notice of the Loan Request by the deadline specified in Section 2.14 ("Swing Loans");



                 (2)       so long as the Swing Sublimit is never exceeded;



                 (3)       provided that the Loan Request deemed to be a request

for a Swing Loan is received by TCB by no later than 2:30 p.m. on the Business

Day such Swing Loan is to be made; and



                 (4)       provided that neither the requesting Obligor nor TCB

is aware of any reason why the Swing Loan requested by the Loan Request cannot or will not be fully funded by the Warehouse Banks within five (5) or fewer

Business Days following the Business Day on which such Loan Request is received by TCB.



         (c)      The "Wet Warehousing Subline" is a sublimit under the

Warehouse Line under which Subline the Obligors may borrow, repay and reborrow,

as "Wet Warehousing Loans", up to an amount equal to, at any one time outstanding, (i) twenty-five percent (25%) of the Total Warehouse Line

Commitments during the first five (5) Business Days and last five (5) Business

Days of any
calendar month or (ii) fifteen percent (15%) of the Total Warehouse Line

Commitments during the remainder of each calendar month (the "Wet Warehousing

Sublimit," which term shall refer to the dollar limit for the applicable period of each calendar month) against the Warehouse Loan Value of pledged Wet

Mortgage Loans, each of which:



                 (1)       is originated by the borrowing Obligor, or is

purchased by the borrowing Obligor substantially concurrently with its origination by another Person;



                 (2)       is funded by the borrowing Obligor substantially

concurrently with the borrowing Obligor's pledging it to the Agent as

Collateral hereunder; and



                 (3)       is set out on the list of Wet Warehousing Loans more

fully described in Section 2.14(b).



When the Residential Mortgage File, including the original promissory note for such a Wet Mortgage Loan duly endorsed (as required by clause (a) in the definition of "Eligible Mortgage") is actually received by the Agent --

provided, of course, that it qualifies under all other requirements of this

Agreement to constitute an Eligible Mortgage -- it will no longer be considered a Wet Mortgage Loan under the Wet Warehousing Subline, but will instead thenceforth be treated as an Eligible Mortgage under the Warehouse Line itself.



         (d)      The "Second-Lien Subline" is a sublimit under the Warehouse

Line under which Subline the Obligors may borrow, repay and reborrow up to an aggregate amount equal to five percent (5%) of the Total Warehouse Line

Commitments (the "Second-Lien Sublimit") from time to time solely for the acquisition or funding of SUCH OBLIGOR'S OWN second-Lien Residential Mortgages that satisfy every requirement of GNMA, FNMA or FHLMC or another Investor acceptable to the Agent under its Investor Commitment covering such second-Lien

Residential Mortgages ("Second-Lien Loans").



         (e)      The "Receivables Advances Subline" is a sublimit under the

Warehouse Line under which Subline the Obligors may borrow, repay and reborrow up to an aggregate principal amount equal to seven and one-half percent (7.5%)

of the Total Warehouse Line Commitments (the "Receivables Advances Sublimit")

from time to time solely to finance the applicable Obligor's fundings of any of the following ("Receivables Advances Loans"):



                 (1)       The applicable Obligor's advances required pursuant

to the applicable Obligor's obligations as servicer under the relevant Guide

(or its equivalent where such Obligor is servicer for another Qualified

Investor) to cover (A) shortfalls between (w) principal and interest installments collected from the obligors on serviced Residential Mortgages and

(x) the scheduled principal and interest payments due to the owners of such

Residential Mortgages or the holders of the Mortgage-Backed Securities based on and backed by such serviced Pool ("P&I Loans"), (B) shortfalls between (y)

property tax and property insurance escrow payments collected from the obligors on serviced Residential Mortgages and (z) the property tax and property insurance premiums
actually due for the real estate described in such Residential Mortgages ("T&I

Loans"); (C) (i) foreclosure expenses for defaulted Residential Mortgages serviced by the Obligors where the Obligors are obligated by their Loan

Servicing Agreements to advance such foreclosure expenses; (ii) purchases out of such serviced Pools of Repurchased Defaulted Mortgages that are either guaranteed or insured by VA, FHA or such PMI companies as may be approved by the Agent, pending payment of the guaranty or insurance claims under their VA mortgage guaranties or their FHA insurance or PMI, or payment of the guaranty claims by FNMA or FHLMC as to mortgages repurchased out of FNMA or FHLMC mortgage pools for which FNMA or FHLMC accepted the default and foreclosure risk ("VA/FHA/PMI Foreclosure Receivables Loans") or (iii) purchases out of such serviced Pools of Repurchased Defaulted Mortgages that are not guaranteed or insured by VA, FHA or PMI companies approved by the Agent, pending recovery of the relevant Obligor's repurchase and realization costs incurred

("Repurchased Defaulted Mortgages Loans"), or (D) purchase of land improved by one single-, two-, three- or four-family dwelling, or a single one-family residential condominium unit and its related easements and proportionate interests in common elements, acquired by the applicable Obligor through successfully bidding for it at a proper and lawful foreclosure of the first

Lien Mortgage on that Property owned and held by the applicable Obligor in its own investment portfolio ("Foreclosed Property") with the concurrent and continuing intent of such Obligor to dispose of such Foreclosed Property as promptly as is reasonable and prudent (the "Foreclosed Properties Loans").



                (2)       The "P&I Sub-subline" is a Sub-subline of the

Receivables Advances Subline under which the Obligors may borrow, repay and reborrow up to an aggregate amount equal to two and one-half percent (2-1/2%)

of the Total Warehouse Line Commitments (the "P&I Sublimit") from time to time for P&I Loans.



                (3)       The "T&I Sub-subline" is a Sub-subline of the

Receivables Advances subline under which the Obligors may borrow, repay and reborrow up to an aggregate amount equal to two and one-half percent (2-1/2%)

of the Total Warehouse Line Commitments (the "T&I Sub-subline") from time to time for T&I Loans.



                (4)       The "VA/FHA/PMI Foreclosure Receivables Sub-subline"

is a Sub-subline of the Receivables Advances Subline under which the Obligors may borrow, repay and reborrow up to an aggregate amount equal to three percent

(3%) of the Total Warehouse Line Commitments (the "VA/FHA/PMI Foreclosure

Receivables Sublimit") from time to time for VA/FHA/PMI Foreclosure Receivables

Loans to finance purchases of Repurchased Defaulted Mortgages that are guaranteed or insured by VA, FHA or PMI.



                (5)       The "Repurchased Defaulted Mortgages Sub-subline" is

a Sub-subline of the Receivables Advances Subline under which the Obligors may borrow, repay and reborrow up to an aggregate amount equal to one percent (1%)

of the Total Warehouse Line Commitments (the "Repurchased Defaulted Mortgages

Sublimit") from time to time for Repurchased Defaulted Mortgages Loans that are not guaranteed or insured by VA, FHA or PMI.

                (6)       The "Foreclosed Properties Sub-subline" is a

Sub-subline of the Receivables Advances Subline under which the Obligors may borrow, repay and reborrow up to an aggregate amount equal to one percent (1%)

of the Total Warehouse Line Commitments (the "Foreclosed Properties Sublimit")

from time to time for Foreclosed Properties Loans.



In no event shall the aggregate principal borrowed and outstanding under any of such sub-sublines of the Receivables Subline exceed the Receivables Sublimit.



        (f)      The "Subprime Mortgages Subline" is a sublimit under the

Warehouse Line under which Subline the Obligors may borrow, repay and reborrow up to an aggregate amount equal to twenty percent (20%) of the Total Warehouse

Line Commitments (the "Subprime Mortgages Sublimit") from time to time solely for the acquisition or funding of Subprime Mortgage Loans; provided that no more than ten percent (10%) of the Subprime Mortgages Sublimit may be borrowed and outstanding at any time for the acquisition or funding of Subprime Mortgage

Loans classified as having a "D" credit grade under the relevant Obligor's

Subprime Underwriting Standards.



        (g)      Notwithstanding any other provision of this Agreement to the contrary, for each day when, for any reason:



                 (1)       the sum of the Warehouse Banks' Total Warehouse Line

Commitments and Total Mortgages Purchase Limit is less than the amount of the

Linked Lines Limit stated in Section 2.2(a), the Linked Lines Limit shall be that lesser amount; and



                 (2)       the sum of the Banks' Sublimit or Sub-sublimit for

any Facility, as shown on the currently-effective Commitments Schedule, is less than the amount of the Sublimit for the relevant Subline or Sub-subline stated in Section 2.3, 3.1 or 4.1, such Sublimit or Sub-sublimit shall be that lesser amount.



Neither Obligor shall be entitled to receive any Loan under a Sub-subline of the Receivables Advances Subline -- even if all other requirements and conditions for such Loan have been satisfied -- if after giving effect to such

Loan, the total of all Loans outstanding under the Sub-sublines would exceed the Receivables Advances Sublimit.



         Section 2.4     Warehouse Line Term.  Subject to the Commitments

Lapse Provisions and the Fundings Availability Termination Provisions, credit under the Warehouse Line (including its Sublines and Sub-sublines) shall be available to the Obligors until the Warehouse Termination Date.  Upon expiration or any earlier termination of the Warehouse Line (including its

Sublines and Sub-sublines), the Current Warehouse Notes shall automatically be and become due and payable on demand, the Warehouse Facility Fee shall automatically cease to accrue and any accrued but unpaid portion of it shall be immediately due and payable to the Agent (for the accounts of the Warehouse

Banks) without notice or demand.

         Section 2.5     12/97 Master Warehouse Notes.  The Obligors'

borrowings under the Warehouse Line (including in each instance its Sublines and Sub-sublines) shall be evidenced by new promissory notes (the "12/97 Master

Warehouse Notes") dated as of the Effective Date (or by the promissory notes,

if any, from time to time in the future issued by the Obligors to renew,

extend, rearrange, increase or replace the 12/97 Master Warehouse Notes, each of which, as well as each such future note, being called a "Current Warehouse

Note") substantially in the form of Exhibit A, executed by the Obligors, one payable to the order of each Warehouse Bank in the face principal amount of such Warehouse Bank's Committed Sum of the Warehouse Line; provided that all

Swing Loans outstanding from time to time shall be evidenced by a Current

Warehouse Note (the "Swing Line Note") in face principal amount equal to the

Swing Sublimit, payable to the order of  TCB, with accrued interest due in accordance with the provisions of Section 2.6 and principal due in accordance with the provisions of Section 2.9(a).  All borrowings under the Sublines and

Sub-sublines pursuant to this Agreement are and shall be evidenced by the

Current Warehouse Notes.



         Section 2.6     Current Warehouse Notes' Interest Accrual and

Payment.  Each Current Warehouse Note shall bear interest on its advanced and unpaid principal balance outstanding on each day at the applicable Stated Rate for the types of Loans outstanding under the Current Warehouse Notes; provided that all past due amounts, both principal and accrued interest, shall bear interest at the Past Due Rate from their due dates until paid and shall be due and payable upon demand.  Unpaid interest accrued on each Current Warehouse

Note to the end of each calendar month, as well as all unpaid interest accrued at the Past Due Rate for which no demand has been sooner made, will be automatically due and payable without demand on the fifteenth (15th) day of the next succeeding calendar month, commencing with January 15, 1998; provided that all unpaid principal and accrued interest on each Current Warehouse Note shall be finally due and payable in full at the maturity of such Current Warehouse

Note, however such maturity may occur or be brought about.  All interest calculations under the Current Warehouse Notes shall be computed on the basis of the actual number of days elapsed over a year of 360 days -- unless that would produce a usurious interest rate under applicable Law, in which event such rate shall be computed on the basis of the actual number of days elapsed over a year of 365 days, or 366 days in a leap year, to the extent required to prevent or minimize usury.



         Section 2.7     Current Warehouse Notes' Due Date.  All principal and

accrued interest on the Current Warehouse Notes will be due and payable on the earlier of the Warehouse Termination Date or the final maturity of any of the

Current Warehouse Notes, however such maturity may occur or be brought about.



         Section 2.8     Current Warehouse Notes Voluntary Prepayments.  The

Obligors may elect to prepay the Current Warehouse Notes in whole or in part at any time without notice, penalty or fee other than the payment of any breakage costs described in the Current Warehouse Notes with respect to Loans thereunder bearing interest at the Eurodollar Rate plus the Applicable Margin, and all such prepayments shall be applied Ratably to the Current Warehouse Notes.



         Section 2.9     Current Warehouse Notes Mandatory Payments.

        (a)      The principal amount of each Swing Loan shall be due and

payable without grace, notice (other than notice from the Agent to the

Warehouse Banks) or demand on the fifth (5th) Business Day -- or, at the

Agent's election, the first (1st), second (2nd), third (3rd) or fourth (4th)

Business Day) -- next following the Business Day on which it is funded by the

Warehouse Banks' paying over to TCB, and TCB's applying against such Swing

Loan, an amount equal to the proceeds of the Loans made by all of the Warehouse

Banks on that day against the Loan Request actually requested (for the temporary funding of which that Swing Loan was made).



        (b)      The principal amount of each Wet Warehousing Loan shall be due and payable without grace, notice or demand on the fifth Business Day next following the Business Day on which it is funded or at such earlier date as is required to prevent the balance of outstanding Wet Warehousing Loans from at any time exceeding the Wet Warehousing Sublimit.



        (c)      The principal amount of each P&I Loan shall be due and payable without grace, notice or demand on or before the fifth (5th) Business Day of the calendar month succeeding the calendar month in which it is made.



        (d)      As and when the Obligors receive recoveries or reimbursements of any Eligible Receivables under any Guides, insurance, guaranties or contract, or recoveries, reimbursements or compensation from any source whatsoever for advances made by the Obligors for any such Residential Mortgages or Pools serviced by the Obligors, the Obligors will promptly prepay to the

Agent, for application Ratably on the Current Warehouse Notes, the amount so recovered, collected or received, as a mandatory prepayment of principal on the

Current Warehouse Notes.



        (e)      The borrowing Obligor agrees to pay a mandatory payment of principal against the Current Warehouse Notes promptly after:



                 (1)       collecting on any guaranty, insurance or deficiency

claim in respect of any Foreclosed Property or the Mortgage Loan which it secured or (if deemed material by the Agent) collecting any rentals, any other income or any sale, condemnation or other disposition proceeds from or in respect of such Foreclosed Property or any casualty, claim, tax rebate or refund of any other source of funds relative to such Foreclosed Property, in an amount equal to one hundred percent (100%) of the amount so collected;



                 (2)       receiving any current appraisal of any Foreclosed

Property pledged to the Agent that indicates that the Warehouse Loan Value of that Foreclosed Property, as previously represented to the Agent, exceeds its

Warehouse Loan Value calculated using such current appraisal, in an amount equal to the excess;



                 (3)       receiving written or verbal notice from VA, FHA, any

private mortgage insurer or other source of payment of any Receivables Claim that the amount to be paid on such claim for any reason is less than the

Receivables Loan Value of that Receivables Claim, as previously represented to the Agent, in an amount equal to the deficit;

                 (4)       any Foreclosed Property pledged to the Agent ceases

for any reason to be an Eligible Receivable, in an amount equal to the

Warehouse Loan Value of such ineligible Foreclosed Property.



        (f)      If on any day, a Loan proposed to be made under the Warehouse

Line (including its Sublines and Sub- sublines) would cause all outstanding

Loans of that type (including the requested Loan) to exceed the applicable limit(s) or sublimit(s) on such type of Loans as described in the applicable

Loan Request, then the Obligors shall immediately repay the Current Warehouse

Notes as necessary to eliminate such excess.



        (g)      In addition, the Obligors shall make all mandatory prepayments required by Sections 2.15, 2.16, 2.17, 2.19 and 2.20.



        Section 2.10      Warehouse Line Security.  The Agent, in its capacity

as agent and representative of the Banks, holds and shall hold the pledgee's interest and the security interests granted by the Obligors to the Agent (a)

primarily, in all of the Obligors' Mortgage Loans or Qualified Mortgage Loans,

as applicable, now or hereafter pledged to TCB, as agent and representative of the Banks, pursuant to this Agreement (including relating to the Mortgage Pools

Purchase Agreement) and in all of the Collateral covered by (1) the Warehouse

Pledge Agreement, (2) the Receivables Pledge Agreement and (3) all mortgages,

deeds of trust, deeds to secure debt or other forms of mortgage instruments that are intended to grant a Lien against real property ("Mortgages") now or hereafter held by TCB, as agent and representative of the Banks, as mortgagee

(as they may have been or may be supplemented, amended or restated from time to time, the "Foreclosed Properties Mortgages") (collectively, the "Warehouse

Collateral"); (b) secondarily, in all of the Collateral covered by the

Servicing Rights Security Agreement (the "Servicing Acquisition Collateral"),

and (c) on a pari passu basis in all other Collateral, to Ratably secure all of the Obligors' present and future Obligations to the Warehouse Banks under this

Agreement.



        Section 2.11      Warehouse Facility Fee.  While the Obligors have no

obligation to borrow or to maintain any minimum balance of borrowed funds outstanding under the Warehouse Line at any time, as compensation to the

Warehouse Banks for their agreements (the "Warehouse Line Commitments") to make the Warehouse Line's credit available to the Obligors between the Effective

Date and the Warehouse Termination Date or the effective date of any earlier termination of the Warehouse Line pursuant to the Fundings Availability

Termination Provisions (the "Warehouse Final Termination Date") -- and not as

compensation for the use, forbearance or detention of money -- the Obligors,

jointly and severally, hereby agree to pay to the order of the Agent for the account of the Warehouse Banks a facility fee (the "Warehouse Facility Fee")

for each day between the Effective Date and the Warehouse Final Termination

Date equal to one-eighth percent (0.125%) per annum of the amount of all

Warehouse Line Commitments on each such day.  The Warehouse Facility Fee shall be due and payable in arrears on January 31, 1998 and on the last day of each succeeding April, July, October and January  (if any) thereafter until the

Warehouse Facility Fee has been fully paid and satisfied, provided that on the

Warehouse Final Termination Date, the entire balance of the Warehouse Facility

Fee then unpaid shall be finally due and payable without notice or demand.

Provided further, that the amount of the Warehouse Facility Fee -- although not itself interest -- shall be absolutely limited to that amount which, when added to all interest contracted for, charged, reserved or received on the Warehouse

Line, will not exceed an amount equal to the maximum amount of nonusurious interest on the advanced and unpaid balance of the Warehouse Line over its entire actual term allowed by whichever of applicable Texas or federal Law permits the higher nonusurious interest rate.  If the amount of the Warehouse

Facility Fee payable on any day calculated in accordance with the immediately preceding sentence would exceed that limit, then the Warehouse Facility Fee due on that day shall automatically be reduced to the amount that will meet, but not exceed, that limit, and if on any day the Obligors have already paid any such excess, then the excess will be refunded to the Obligors or appropriately credited against the Obligors' then-outstanding Current Warehouse Notes,

whichever the Warehouse Banks elect.



         Section 2.12      Obligors' Processing Fees.  The Obligors, jointly

and severally, also promise to pay to the order of the Agent processing fees

(the "Processing Fees") to reimburse and compensate the Agent for handling and processing the Obligors' Mortgage Loans' or Qualified Mortgage Loans', as

applicable, papers and files under this Article and the Mortgage Pools Purchase

Agreement and for its services as documents custodian.  The Processing Fees shall be separately agreed upon between the Obligors and the Agent.  The sum of all Processing Fees accrued during each month until both (a) expiration or termination, and (b) payment in full of all Loans, accrued interest, fees and other amounts owing under the Warehouse Line and the Mortgage Pools Purchase

Agreement, shall be due and payable on the fifteenth (15th) day of the next succeeding month, commencing November 15, 1997, and on the Warehouse Final

Termination Date.



         Section 2.13      Amount the Obligors May Borrow Against Each Eligible

Mortgage; Investor Commitment Coverage and Weekly Reports of Coverages

Required; Warehouse Loan Value.  Each of the Obligors may obtain Warehouse

Loans of up to the Warehouse Loan Value of Residential Mortgages that qualify as Eligible Mortgages, are fully covered by Investor Commitments and are pledged by such Obligor to the Agent so as to give the Agent a first and prior perfected security interest in each such Eligible Mortgage and its proceeds.

Each of the Obligors agree to provide the Agent a weekly report of all Investor

Commitments held by such Obligor in a form agreed to by it and the Agent demonstrating that all of such Obligor's warehoused Mortgage Loans -- whether warehoused with the Agent pursuant to this Agreement or elsewhere with another lender or lenders or its or their custodian or representative -- are fully covered and hedged by valid and enforceable Investor Commitments that either match such Obligor's Mortgage Loan portfolio or can be readily adjusted to match it under market and interest rate conditions then prevailing.



         Section 2.14      Borrowing Procedures.  The borrowing Obligor agrees

to notify the Agent of the amount and date of each proposed Loan, and the designated Stated Rate to apply thereto, under the Warehouse Line (including its Sublines and Sub-sublines other than the Swing Subline), either by telephone or in writing by no later than 12:00 noon, Houston time, on the date

(which must also be a Business Day) of the desired funding; provided that if the Obligor is electing a Eurodollar Rate,  such notification must be received by the Agent no later than 10:00 a.m. on the Business Day which is three (3)

Business Days before the date of the desired funding.  The initial request,

whether by
telephone or in writing, shall identify the Obligor for which the Loan is being requested, and a separate request shall be made for each Loan to each Obligor.

Neither Obligor may request funding of a P&I Loan to occur earlier than the day upon which such Obligor is obligated to make the advance for which it is borrowing such P&I Loan to the holders of the applicable Mortgage-Backed

Securities, or in any event earlier than the fifteenth (15th) day of the calendar month in which such Obligor is to make such advance.  The borrowing

Obligor will confirm or make the request for a Loan in writing by delivering to the Agent a Loan Request, with all blanks appropriately completed, including the designation of the Stated Rate on or before the applicable Rate Designation

Date -- unless the Loan Request elects a Eurodollar Rate, in which event it must be received by the Agent by no later than the Business Day immediately before the Rate Designation Date -- signed by the borrowing Obligor, and accompanied by:



         (a)     with respect to Warehouse Loans,



                 (1)       a list of Eligible Mortgages having aggregate current

Warehouse Loan Values at least equal to the amount of the requested Warehouse

Loan and against which no other Warehouse Loan is then pending or outstanding,

and listing the borrowing Obligor's loan numbers or Pool numbers, the names of the obligors, the Property addresses, the dates, face amounts, Acquisition

Cost, Allocated Commitment Price and (if applicable) Par Value of the

Residential Mortgages and Residential Mortgage Notes, the interest rate on the

Residential Mortgage Note and the Warehouse Loan Value for each Eligible

Mortgage listed; and



                 (2)       the Residential Mortgage File for each of the

Eligible Mortgages listed;



provided that whenever an Obligor requests the Agent to ship Pledged Mortgages to Investors or to certify a GNMA Pool, then the deadline for submission of the

Files for such Mortgage Loans to be so shipped or certified, and for the pool list of Mortgage Loans to be so certified to GNMA, is 12:00 noon of the

Business Day before such Pledged Mortgages are requested to be so shipped or certified.



         (b)     with respect to Wet Warehousing Loans, a list of Wet Mortgage

Loans having aggregate current Warehouse Loan Values at least equal to the amount of the requested Wet Warehousing Loan and against which no other Wet

Warehousing Loan is then pending or outstanding, and listing the borrowing

Obligor's loan numbers, Pool numbers (if applicable), the names of the obligors, Property address, the dates, face amounts, Acquisition Cost,

Allocated Commitment Price and (if applicable) Par Value of the Residential

Mortgages and Residential Mortgage Notes, the interest rate on the Residential

Mortgage Note, the loan term and type and the Warehouse Loan Value for each Wet

Mortgage Loan listed.



         (c)     with respect to Second-Lien Loans, the documentation required by Section 2.14(a).



         (d)     with respect to Receivables Advances Loans,

                 (1) made under any Sub-subline, a list of the serviced

Residential Mortgage(s) or Pool(s) for which the borrowing Obligor is obligated to make advances that qualify for Receivables Advances Loans as to which

Receivables Claims no condition exists which the borrowing Obligor cannot satisfy timely so as not to impair or delay collection of such Receivables

Claims and in which Receivables Claims the borrowing Obligor grants or has granted the Agent a first, prior, perfected and currently enforceable Lien having aggregate Receivables Loan Values at least equal to the amount of the requested Receivables Advances Loan and against which no other Receivable

Advances Loan is then pending or outstanding (the "Eligible Receivables"), as described on the schedule of fundings to be financed with the requested

Receivables Advances Loan that is attached to the applicable Loan Request.



                 (2)      if applicable:



                          (A)     made under the VA/FHA/PMI Foreclosure

Receivables Sub-subline only, in respect of Repurchased Defaulted Mortgages for which the borrowing Obligor has a valid and enforceable claim against VA on a

VA mortgage guaranty, against FHA under an FHA mortgage insurance policy or against a private mortgage insurer approved by the Agent under a policy of PMI,

a true and correct copy of the appropriate fully completed VA form 26-1874,

"Claim Under Loan Guaranty", VA form 26-8903, "Notice for Election to Convey and/or Invoice for Transfer of Property", HUD form HUD-27011, "Single Family

Application for Insurance Benefits", showing on such appropriate form the Agent as (i) the "Claimant" in Box 1 of each such VA form 26-1874, (ii) the "holder

(or payee)" who the form is "from" on the top right box of each such VA form

26-8903 or (iii) the "holding mortgagee" (by the Agent's number, _________) in

Block 12 of each such form HUD-27011, or PMI claim form showing the Agent as the loss payee, with each such form signed by such authorized officer(s) of the borrowing Obligor and the servicer of such Repurchased Defaulted Mortgage as such form requires (for each form that is submitted by Electronic Data

Interchange ("EDI"), the borrowing Obligor shall deliver to the Agent a copy of the EDI file transmitted to the relevant agency on floppy diskette(s) (or by such means of electronic transmission as the Agent shall approve) on or before five (5) Business Days of the date of the EDI transmission); or



                          (B)     made under the Foreclosed Properties

Sub-subline only, a copy of the recorded trustee's deed, sheriff's deed,

warranty deed or other instrument by which title to such Foreclosed Property was conveyed to the borrowing Obligor, in form and substance acceptable to and approved by the Agent and its legal counsel.



                 (3)      made under the Foreclosed Properties Sub-subline

only, unless the borrowing Obligor is submitting a completed VA form 26-8903,

VA form 26-1874 or HUD form HUD-27011 for the affected Repurchased Defaulted

Mortgage pursuant to Section 2.14(d)(2)(A), if the borrowing Obligor has foreclosed the Repurchased Defaulted Mortgage, a signed and recordable original first Lien Foreclosed Properties Mortgage containing (or accompanied by) a security agreement and financing statement appropriate to the jurisdiction where the relevant Foreclosed Property is located, sufficient in all respects to grant the Agent a first mortgage Lien and a first and prior security interest
or chattel mortgage (whichever is appropriate to the jurisdiction) on the

Foreclosed Property to be borrowed against and all related fixtures, equipment and other personal property.  On each occasion when the borrowing Obligor proposes to borrow against new or additional Foreclosed Properties, all such

Foreclosed Properties in that group which are located in the same county or parish shall themselves be grouped in a single Foreclosed Properties Mortgage instrument.  Each Foreclosed Properties Mortgage shall be in form and substance acceptable to the Agent.  A good, complete and sufficient legal description of the relevant Foreclosed Property shall be set forth in the legally-appropriate place in its text or an exhibit to it, and the street address of each covered property shall also be included in the relevant Foreclosed Properties Mortgage to assist the Agent in identifying it.



                 (4)      made under the VA/FHA/PMI Foreclosure Receivables

Sub-subline, the Repurchased Defaulted Mortgages Sub-subline and/or the

Foreclosed Properties Sub-subline only, as applicable, a list of all unforeclosed Repurchased Defaulted Mortgages, and a separate list of any such

Foreclosed Properties, to be borrowed against, in each case listed by the date,

amount and maker of the Repurchased Defaulted Mortgage pledged and, if the

Property securing it has been foreclosed, (A) such Property's address, (B) the date and recording information of the recorded or registered trustee's deed (or equivalent instrument of foreclosure conveyance to the borrowing Obligor appropriate to the method of foreclosure and to the jurisdiction where such

Foreclosed Property is located) by which the borrowing Obligor acquired such

Foreclosed Property; (C) the purchase price paid for it; and (D) its current appraised fair value according to a reasonably current appraisal or broker's price opinion which the borrowing Obligor is satisfied is substantially correct

(and, by submitting a copy of it to the Agent, the borrowing Obligor will be deemed to make that representation to the Agent and to each of the Warehouse

Banks), and a copy of an appraisal report or broker's price opinion for each

Foreclosed Property listed shall accompany each such list.



                 (5)      made under the VA/FHA/PMI Foreclosure Receivables

Sub-subline only, a copy of the VA guaranty or FHA or PMI insurance certificate applicable to each such Repurchased Defaulted Mortgage, whether or not yet foreclosed.



                 (6)      made under the Foreclosed Properties Sub-subline

only, at the borrowing Obligor's sole cost, either a current commitment for title insurance issued in favor of the Agent or a copy of the existing title policy with an updated title search by a reputable and substantial title insurer in an amount at least equal to the amount of the borrowing Obligor's requested Foreclosed Properties Loan against such Foreclosed Property and showing no Liens against it other than the statutory Liens for ad valorem taxes and public improvements assessments that are not delinquent Liens.



Delivery of a Loan Request may be by telecopy if confirmed by the borrowing

Obligor's mailing an originally-signed copy to the Agent on the same day.  Upon the Agent's receipt of a Loan Request before noon on a Business Day, the Agent shall notify each of the other Warehouse Banks by no later than 2:00 p.m. on the same Business Day; provided that if such Loan Request includes a Eurodollar

Rate election, it must be received by the Agent no later than 10:00 a.m. on the

Business Day before the relevant Rate Designation Date, and the Agent shall notify each of the other Warehouse Banks thereof by no later than 1:00 p.m. on that same Business Day. Each Warehouse

Bank other than TCB shall make its Funding Share of the requested Loan available to the Agent in immediately available funds at the Agent's main office no later than 3:00 p.m. on the date such Loan is to be made.  Upon satisfaction of all conditions precedent to the funding of a Loan, TCB shall make its Funding Share of the requested Loan available to the borrowing Obligor in immediately available funds at the Agent's main office in Houston, and upon receipt by the Agent from each other Warehouse Bank of its own Funding Share,

the Agent shall make that portion of such Loan available to the borrowing

Obligor in immediately available funds at the Agent's main office in Houston.

If, after any of the other Warehouse Banks so provides funds to the Agent, the

Agent does not fund the relevant Loan because a condition precedent is not satisfied or for any other reason, then the Agent shall return the funds so received to the Warehouse Bank(s) that provided them on the same Business Day that the Agent first determines that the Loan will not be funded if the Agent makes that determination before 2:00 p.m. on that Business Day, or on the next succeeding Business Day if such determination is not made until 2:00 p.m. or later.  If the Agent fails to return such funds by the time specified, then the

Agent shall be obligated to pay interest on them to the Warehouse Bank to which they are due from the day when they should have been returned to the day when they are returned at the Federal Funds Effective Rate.  By submitting a Loan

Request which is received by the Agent on any Business Day after the noon deadline for submitting Loan Requests specified in this Section, or if for any reason the other Warehouse Banks do not receive notice of a Loan Request by the

2:00 p.m. deadline specified in this Section, then such Loan Request shall automatically be deemed to be a request for both (a) a Swing Loan to be made by

TCB on the Business Day TCB first received such Loan Request and (b) the Loan actually requested by the text of such Loan Request to be made by the Warehouse

Banks on or before the fifth (5th) -- or at the Agent's election, earlier --

following Business Day.  TCB shall fund each Swing Loan that is deemed requested by operation of this Section on the same Business Day it is requested if the requirements of (a) Section 2.3(b) and (b) the applicable Subsection of

Section 2.14 that relates to the type of Loan actually requested are satisfied

(otherwise neither TCB nor the Warehouse Banks shall have any obligation to fund either such Swing Loan or the Loan so requested by such Loan Request's text).



         Section 2.15      Releases of Sold or Securitized Pledged Mortgages.

When the sale is settled of any Pledged Mortgage, or of any Mortgage-Backed

Securities created from a Pool that includes any Pledged Mortgage, the owning

Obligor shall cause the Qualified Investor purchasing such Pledged Mortgage,

Pool or Mortgaged-Backed Securities to pay directly to the Agent, for application Ratably as a mandatory prepayment on the Current Warehouse Notes,

the amount the Warehouse Banks together have lent against that sold Pledged

Mortgage or against all Pledged Mortgages in that Pool, whichever the case may

be.  Each of the Obligors hereby GRANTS to the Agent, as secured party for itself and the other Banks, a security interest in all of such Obligor's present and future right, title and interest in the Mortgage-Backed Securities created from each Pool that includes any Pledged Mortgages and in such

Obligor's present and future rights to demand, have, receive and receipt for them and their proceeds until the full amount of such mandatory prepayment for the sold Pledged Mortgages in that Pool shall have been made.  Each of the

Obligors agrees to take all steps necessary to cause all such Mortgaged-Backed

Securities to be duly registered in the Agent's name and to be delivered to the

Agent (meaning, in the case of uncertificated or book-entry securities,

registered as
owned by the Agent on the books of the financial intermediary that is shown as their record owner on the books of the fiscal agent for the issuer of such securities) until such mandatory prepayment for that securitized Pool has been made.  Each of the Obligors hereby APPOINTS the Agent as its attorney-in-fact to take all such steps in its name and behalf, and each such appointment shall be deemed a power coupled with an interest and shall be irrevocable.  Upon payment in full of the amount the Warehouse Banks have lent against such sold

Pledged Mortgage(s), the Agent's security interest in such sold Pledged

Mortgage(s) only shall terminate and shall be released by the Agent upon the owning Obligor's request and at its expense.



         Section 2.16      Mandatory Prepayments or Collateral Substitutions

for Ineligible Mortgages.  Each of the Obligors agrees that if at any time after any Warehouse Loan is funded against the security of any Residential

Mortgage, that Residential Mortgage ceases to be, or is discovered by the

Obligors or any Warehouse Bank not to be, an Eligible Mortgage, then its

Warehouse Loan Value shall automatically become zero and whichever Obligor pledged it to the Agent will promptly either:



         (a)     prepay to the Agent for application Ratably against the

Current Warehouse Notes, the Warehouse Loan Value used for borrowing under the

Warehouse Line against that ineligible Residential Mortgage, as a mandatory prepayment of principal on the Current Warehouse Notes; or



         (b)     furnish the Agent substitute collateral having Warehouse Loan

Value, as determined by the Agent, equal to or greater than the Warehouse Loan

Value used for borrowing under the Warehouse Line against that ineligible

Residential Mortgage, of a type, and by instruments all of which are,

satisfactory to and approved by the Agent in its discretion.



         Section 2.17      Mandatory Prepayments or Collateral Substitutions

for Ineligible Foreclosed Property Collateral.  Each of the Obligors agrees that if at any time any legal proceeding is instituted seeking to set aside or otherwise attacking the trustee's sale (or other mortgage Lien foreclosure sale) by whichever Obligor acquired any Foreclosed Property that is then mortgaged or proposed to be mortgaged to obtain or continue any Foreclosed

Properties Loan, or if any Foreclosed Property suffers casualty damage or is threatened with condemnation, or if for any other reason it ceases to be an

Eligible Receivable or is discovered by such Obligor or the Agent not to be an

Eligible Receivable, then and in any such event the Receivables Loan Value of that particular Foreclosed Property shall automatically become zero,

irrespective of the merits of any such legal proceeding, the extent or repairability of the damage or the extent, portion or configuration of the

Property threatened to be condemned.  Each of the Obligors agrees that on each occasion (if any) that such an event occurs, the applicable Obligor will notify the Agent in writing of such proceedings, casualty damage or condemnation threat promptly after the applicable Obligor learns of them or it, and the applicable Obligor will promptly either:



         (a)     prepay to the Agent for application Ratably on the Current

Warehouse Notes the Receivables Loan Value used for borrowing under the

Foreclosed Properties Sub-subline against that ineligible Foreclosed Property,

as a mandatory prepayment of principal on the Current Warehouse Notes; or

         (b)     furnish the Agent substitute collateral having Receivables

Loan Value, as determined by the Agent, equal to or greater than the

Receivables Loan Value used for borrowing under the Foreclosed Properties

Sub-subline against that ineligible Foreclosed Property, of a type, and by instruments all of which are, satisfactory to and approved by the Agent in its sole discretion.



         Section 2.18     Title Insurance; Recording of Foreclosed Properties

Mortgages.  The Obligors agree that the Agent may record or register any of the

Obligors' Foreclosed Properties Mortgages, and the Obligors agree to pay for the fees and costs incurred in recording or registering such Foreclosed

Properties Mortgages (and if the applicable Obligor fails or refuses to do so,

then the Agent may pay such recording or registration cost, and the applicable

Obligor will reimburse the Agent all such costs and expenses so incurred).  If any Foreclosed Properties Loan made by the Warehouse Banks is not paid in full on or before one (1) year after its funding date, the borrowing Obligor agrees to pay for and deliver to the Agent promptly after the expiration of that one

(1) year period, without notice or demand, a mortgagee policy of title insurance in form and substance satisfactory to the Agent covering the related

Foreclosed Property and in the amount of its appraised value as represented by the borrowing Obligor to the Agent when the borrowing Obligor requested such

Foreclosed Properties Loan.



         Section 2.19     Disposition of Foreclosed Properties.  Each of the

Obligors hereby agrees to dispose of all such Foreclosed Properties mortgaged to the Agent in the ordinary course of business as promptly as is reasonable and prudent and to apply the net proceeds of such dispositions to reduce the

Current Warehouse Notes.



         Section 2.20     Partial Releases of Foreclosed Properties.



         The Foreclosed Properties shall be partially released from the

Foreclosed Properties Mortgages covering them from time to time upon the borrowing Obligor's written request, provided that:



         (a)     no Default or Potential Default has occurred and is

                 continuing;



         (b)     the Current Warehouse Notes have not matured (however such maturity may have occurred or been brought about); and



         (c)     the aggregate principal of all Foreclosed Properties Loans outstanding after giving effect to the requested release would not (in the

Agent's reasonable judgment) exceed the aggregate Receivables Loan Value of all other Foreclosed Properties then mortgaged to the Agent.



Any such request shall be in writing, shall identify each Foreclosed Property proposed to be partially released by its address and the date of the Foreclosed

Properties Mortgage held by the Agent which covers it, and (unless all outstanding Foreclosed Properties Loans would remain fully and adequately secured after such release, in the Agent's judgment, and the Agent shall have therefore waived this requirement) shall be accompanied by a principal payment on the Current Warehouse Notes in an
amount equal to the aggregate Receivables Loan Values of all such Foreclosed

Properties proposed to be partially released.  If that Foreclosed Properties

Mortgage has not yet been registered or recorded, then the partial release, if granted, shall be effected by the Agent's striking out the description of such

Foreclosed Property in the Foreclosed Properties Mortgage, making a marginal notation beside such description, "partially released on [date]", initialing the change and notifying the borrowing Obligor in writing that that action has been taken.  If such Foreclosed Properties Mortgage has been registered or recorded, then such partial release, if granted, shall be made by written partial release in recordable form executed by the Agent and paid for by and made available to the borrowing Obligor.  Upon both payment in full of all of the borrowing Obligor's other Obligations under all Facilities, and expiration or termination of the Warehouse Line, all unrecorded Foreclosed Properties

Mortgages (if any) shall be returned to the borrowing Obligor and all registered or recorded Foreclosed Properties Mortgages shall be released at the borrowing Obligor's expense and upon its written request.



                ARTICLE 3.  MORTGAGE POOLS PURCHASE AGREEMENT



         Section 3.1      General Description and Certain Definitions.  This

Article establishes and governs the Mortgage Pools Purchase Agreement pursuant to which the Warehouse Banks will purchase from the Obligors from time to time

Pools of Mortgage Loans that are not Defective Mortgages ("Qualified Mortgage

Loans") whose files are ready for GNMA initial certification (or at the equivalent stage of completion) as an eligible Pool of Qualified Mortgage Loans which, upon GNMA final certification (or full compliance with parallel FNMA or

FHLMC requirements) will be "Securitized", i.e. GNMA- guaranteed or FNMA-issued or guaranteed Mortgage-Backed Securities (each an "MBS") or FHLMC-issued or guaranteed mortgage participation certificates (each a "PC") will be created,

issued and guaranteed which are based on and backed by such Pool, and which

MBSs or PCs ("Securities") will, in turn, be timely issued and have all other characteristics necessary to satisfy all of the requirements of a written agreement ("Trade Ticket") issued in favor of the applicable Obligor by a

Qualified Investor to purchase such MBS or PC on the settlement date

("Settlement Date") prescribed by the Trade Ticket.  This is a revolving purchase facility pursuant to which the Warehouse Banks' Invested Balance on any day shall be as much as (but not more than) Two Hundred Million Dollars

($200,000,000) (the "Mortgages Purchase Limit").  Until the Warehouse

Termination Date or the earlier date (if any) when this Facility is terminated by either the Obligors' or the Warehouse Banks' (or the Agent's) giving a written termination notice to the other in accordance with Section 6.2, the

Obligors will from time to time submit Pools for purchase under this Mortgage

Pools Purchase Agreement and, upon and subject to the all of the terms and conditions of the Current Facilities Agreement, the Warehouse Banks will purchase them.



         Section 3.2      Pool Purchases.  (a) Each offer to sell a Pool to the

Warehouse Banks under this Facility shall be made by the applicable Obligor's submitting to the Agent a written Offer to Sell Mortgage Pools form (attached as Exhibit C to this Agreement) (an "Offer") with all required enclosures and all blocks and blanks in it and its enclosures properly completed by no later than 2:30 p.m. on the Business Day the proposed purchase is to be made.  The

Warehouse Banks may accept any Offer covering Qualified Mortgage Loans and thereby become owners of the Pool by paying the

Pool purchase price stated in any Offer, which shall be equal to the aggregate

MPPA Value of all Qualified Mortgage Loans described in such Offer.



         (b)     If the Agent, as agent and representative of the Warehouse

Banks accepts an Offer, then each Warehouse Bank's obligation to purchase,

Ratably, such Qualified Mortgage Loans shall be several and not joint -- no

Bank has any obligation under this Mortgage Pools Purchase Agreement to purchase any part of any other Bank's obligation to purchase, Ratably, such

Qualified Mortgage Loans or otherwise -- and the respective maximum purchase obligations of the Warehouse Banks, as to accepted Offers only, are set forth on the Commitments Schedule.



         (c)     The failure of any Warehouse Bank to purchase, Ratably, its part of any accepted Offer shall not in itself relieve any other Warehouse Bank of its obligation to purchase, Ratably, its part of any accepted Offer;

provided, that no Warehouse Bank shall be responsible or incur any liability whatsoever for the failure of any other Warehouse Bank to purchase, Ratably,

its part of any accepted Offer that such other Warehouse Bank is obligated to purchase.



         (d)     The maximum amount available for purchases on any day under this Mortgage Pools Purchase Agreement -- is and shall be:



                 the lesser of:



                 (1)      the positive difference, if any, between (A) the

Mortgages Purchase Limit for that day and (B) the sum of the Warehouse Banks'

Net Shares outstanding on that day for all Pools purchased by them from the

Obligors under this Mortgage Pools Purchase Agreement; and



                 (2)      the positive difference, if any, between (A) the

Linked Lines Limit for that day and (B) the sum for that day of (i) the

Warehouse Banks' Net Shares outstanding on that day for all Pools purchased by them from the Obligors under this Mortgage Pools Purchase Agreement plus (ii)

all outstanding Loans under the Warehouse Line (and its Sublines and

Sub-sublines).



         Section 3.3      Servicing After Purchase.  (a) If and for so long as

the Warehouse Banks own a Pool, the selling Obligor agrees to service the

Qualified Mortgage Loans in that Pool as the Warehouse Banks' agent and to remit to the Agent (for disbursement to the Warehouse Banks) by the fifth (5th)

day of each month all principal payments and principal prepayments received on such Qualified Mortgage Loans during the preceding month, and in accordance with the same standards and requirements as if the Pool in which such Qualified

Mortgage Loan is included had already been Securitized and the related Security guaranteed or issued by whichever of GNMA, FNMA or FHLMC that Pool was originally designated to be assigned to, in accordance with the servicing provisions of the applicable GNMA, FNMA or FHLMC Mortgage-Backed Securities seller/servicer guide ("Guide"), for the account, however, of the Warehouse

Banks instead of GNMA, FNMA or FHLMC, provided that the selling Obligor shall at all times comply with applicable Laws, FHA regulations and VA regulations and the requirements of any PMI so that the FHA insurance, VA guarantee or any applicable insurance or guaranty in respect of any Qualified Mortgage Loan is not
voided or reduced.  The selling Obligor shall receive no compensation for such servicing in addition to or other than the revenues derived by the selling

Obligor from retaining the interest earned on the Qualified Mortgage Loans in the Pools purchased by the Warehouse Banks while no Default or Potential

Default has occurred and is continuing, to the extent (if any) that such earned interest so collected and so retained by the selling Obligor exceeds the Fee.



         (b)     The Obligors agree for the benefit of the Warehouse Banks to maintain or cause to be maintained the servicing of the Qualified Mortgage

Loans in conformity with accepted servicing practices  in the industry, in compliance with all applicable Laws, and in a manner at least equal in quality to the servicing the Obligors provide to Qualified Mortgage Loans which they own.



         (c)     The Obligors agree that the Warehouse Banks are the owners of all servicing records, including but not limited to any and all servicing agreements, files, documents, records, data bases, computer tapes, copies of computer tapes, proof of insurance coverage, insurance policies, appraisals,

other closing documentation, payment history records, and any other records relating to or evidencing the servicing by the Obligors of the Qualified

Mortgage Loans (the "Servicing Records").  The Obligors hereby GRANT to the

Agent a security interest in all fees and rights relating to the Qualified

Mortgage Loans and all Servicing Records to secure the obligations of the

Obligors to service, or cause to be serviced, the Qualified Mortgage Loans in conformity with this Section 3.3 and any other Obligations of the Obligors to the Warehouse Banks.  The Obligors covenant to safeguard such Servicing Records and to deliver them promptly at the Warehouse Banks' request to the Agent or its designee, and the Obligors acknowledge that the Obligors are holding the

Servicing Records in trust for the Agent, as agent and representative of the

Warehouse Banks.



         (d)     Except as set forth in this Section, the Obligors shall not permit the transfer of any servicing rights that the Obligors have, or other obligations, with respect to the Qualified Mortgage Loans without the prior written consent of the Warehouse Banks.  This Section shall not grant any additional right to the Agent or the Warehouse Banks not otherwise granted pursuant to this Mortgage Pools Purchase Agreement.



         Section 3.4      Additional Rights Purchased by Pool Purchase Price

Payment.  As additional consideration for the purchase price paid by the

Warehouse Banks for each Pool they purchase, and in lieu of the Warehouse

Banks' receiving any interest from any Qualified Mortgage Loan in that Pools,

the Obligors agree:



         (a)     to pay the Warehouse Banks a fee (the "Fee"), due and payable monthly in arrears on or before the fifteenth (15th) day of the next succeeding calendar month after the month of accrual, equal to the Pools Stated Rate applied to the average daily balance (the "Warehouse Banks' Invested Balance")

of (1) the sum of the Pool Purchase Price Paid by the Warehouse Banks for all

Pools purchased by the Warehouse Banks less (2) the sum of resale proceeds of such Pools (or of the PCs or MBSs created from them) actually received by the

Warehouse Banks.  "Pools Stated Rate" means for any day, a rate per annum equal to the lesser of (1) the Adjusted LIBOR Rate for that day, plus the Applicable

Margin or (2) the Ceiling Rate; provided, that the Obligors may elect as the

Pools

Stated Rate to be applied for that day to a designated portion of the then-outstanding Warehouse Banks' Invested Balance which portion is both (x)

not past due and (y) less than or equal to the Free Adjusted Balances a rate per annum equal to the Applicable Margin (only) for that day and for that designated portion of the Warehouse Banks' Invested Balance; however, to the extent that the portion so designated exceeds the TCB Balances, the Agent will pay to the Warehouse Banks other than TCB, Ratably, a Fee on such excess at a rate per annum equal to the Applicable Margin plus the Federal Funds Effective

Rate although if doing so would violate Regulation Q, on demand made by the

Agent, the Obligors shall gross-up and pay to the Agent the Fee on that designated portion so that the Agent will have the funds to pay the Fee due to the other Warehouse Banks without violating Regulation Q.  In no event will the

Agent ever be obligated to pay any amount that would violate Regulation Q.  All calculations of the Pools Stated Rate and the Federal Funds Effective Rate

under this Mortgage Pools Purchase Agreement shall be computed on the basis of the actual number of days elapsed over a year of 360 days -- unless that would produce a rate in excess of the Ceiling Rate, in which event such rate shall be computed on the actual number of days elapsed over a year of 365 days, or 366 days in a leap year, to the extent required to prevent such rate from exceeding the Ceiling Rate.  Although the primary source of funds to pay the Processing

Fees relating to Qualified Mortgage Loans purchased by the Warehouse Banks under this Mortgage Pools Purchase Agreement and the Fee is anticipated to be interest earned and collected by the Obligors on the Qualified Mortgage Loans in each Pool, in consideration of the selling Obligor's retaining (subject to the provisions of this Mortgage Pools Purchase Agreement) the servicing rights and the interest earned on the Qualified Mortgage Loans in the Pools purchased by the Warehouse Banks while no Default or Potential Default has occurred and is continuing, the Obligors agree to pay the accrued Fee and accrued Processing

Fees relating to Qualified Mortgage Loans purchased by the Warehouse Banks under this Mortgage Pools Purchase Agreement and agree that their continuing obligation to pay all such Processing Fees and Fees accrued before the

Warehouse Banks have recovered the entirety of the purchase price paid by them for each Pool they purchase under this Facility (the "Pool Purchase Price

Paid") shall not be diminished, deferred or impaired by the termination,

expiration, modification, rearrangement, breach or waiver, in whole or in part,

of this Mortgage Pools Purchase Agreement, any Commitment (as defined in

Exhibit C), any Trade Ticket or any other instrument or agreement, or by any inadequacy of earned or collected interest on the Qualified Mortgage Loans in any such Pool to compensate the Obligors for undertaking or performing such absolute obligation to pay such accrued Fees and Processing Fees.  For any day,

the sum of (x) the outstanding (unrecovered) balance on that day of the Pool

Purchase Price Paid by the Warehouse Banks for all Pools purchased by them under this Facility, plus (y) the amount of accrued and unpaid Fee that would be owed to the Warehouse Banks on that day if the Warehouse Banks were to fully recover their outstanding investments in all Pools on that day is called the

"Warehouse Banks' Net Share" of all Pools, and the Warehouse Banks' Net Share

of any particular Pool (or Qualified Mortgage Loan) on any day is the sum of

(i) the outstanding (unrecovered) balance on that day of the Pool Purchase

Price Paid by the Warehouse Banks for that Pool (or that Qualified Mortgage

Loan) under this Facility, plus (ii) the amount of accrued and unpaid Fee that would be owed to the Warehouse Banks on that day in respect of that Pool (or

Qualified Mortgage Loan) only if the Warehouse Banks were to recover their outstanding investment in that Pool (or Qualified Mortgage Loan) on that day.

         (b)     to maintain on deposit with the Agent (or its designee) all escrow amounts relating to all Qualified Mortgage Loans in each Pool purchased by the Warehouse Banks under this Facility, both before and after that Pool is

Securitized, for so long as (1) the Warehouse Banks have not recovered the Pool

Purchase Price Paid by the Warehouse Banks for that Pool and (2) the Obligors or any of their Affiliates retains servicing rights.



         Section 3.5      Qualified Mortgage Loans Lent to the Selling Obligor

for Transfer to Qualified Investors.  When all Qualified Mortgage Loan

documentation for a Pool is completed, the appropriate document package is delivered to the Qualified Investor and that Pool is ready to be Securitized

(i.e., in the instant immediately before the Securities based on and backed by that Pool are issued or guaranteed, as the case may be, by GNMA, FNMA or

FHLMC), the Warehouse Banks, acting through the Agent, will lend the Pool to be so Securitized to the selling Obligor solely for the purpose of enabling the selling Obligor to create -- or arrange for the creation of, as appropriate for the type of Securities to be created -- MBSs or PCs based on and backed by the

Qualified Mortgage Loans in that Pool with such transfer representations and warranties as the Qualified Investor or the Law shall require or imply being given and made by the selling Obligor for its own account (and not as any type of agent for the Warehouse Banks or the Agent -- the selling Obligor is not and shall not be the Warehouse Banks' or the Agent's agent except to the limited extent required to enable the selling Obligor to properly service the Qualified

Mortgage Loans in that Pool while the Warehouse Banks own them), it being understood and agreed that that Pool will be deemed and construed as transferred by the Warehouse Banks to the selling Obligor (and only for the limited purpose stated and as a loan of such Pool, ownership of which shall remain in the Warehouse Banks) and not to the Qualified Investor, and that each such transfer will be without recourse on the Warehouse Banks or the Agent and without any express or implied warranty or representation about or in respect of any of the Qualified Mortgage Loans in that Pool, their validity,

genuineness, ownership, regularity, legal compliance, value or any other characteristic or attribute other than the representation that -- subject to all regulatory requirements and conditions -- the Warehouse Banks have full power and authority to own, and, acting through the Agent, to transfer their right, title and interest in and to, that Pool and each of its Qualified

Mortgage Loans.  The Warehouse Banks and the Agent reserve the right, however,

to not give physical possession of the Qualified Mortgage Loans in that Pool to the selling Obligor or its agents at any time, and instead the Warehouse Banks intend for the Agent to ship the Qualified Mortgage Loans being Securitized directly to the Qualified Investor or the Qualified Investor's designated custodian (which may, of course, be the Agent in some cases).  By no later than

12:00 noon of the Business Day before the Business Day on which the Obligors are requesting that the relevant Pool be shipped or certified as hereinafter provided in this sentence, the selling Obligor will take all steps necessary to

(A) deliver to the Agent the Files for each Qualified Mortgage Loan that is sold to the Buyers and is to be included in a Pool that the Agent is to either ship to FNMA's or FHLMC's designated custodian or certify to GNMA, and (B)

deliver to the Agent the pool list of any such Pool to be certified to GNMA.

The selling Obligor will also cause (x) each Pool to be completed and

Securitized sufficiently in advance of the Settlement Date to timely comply with all Trade Ticket requirements for settlement, (y) the resulting MBSs or

PCs to be issued and delivered to the Qualified Investor in a similarly timely fashion and (z) the Agent (for the accounts of the Warehouse Banks) to be paid,

by no later than the Settlement Date provided under the Trade Ticket for each Pool, an aggregate amount (the "Sale Price") equal to the sum (without duplication) of (i) the Pool Purchase Price Paid by the Warehouse Banks for

that Pool plus (ii) the accrued Fee allocable to that Pool and accrued for the full time period between the date of the Warehouse Banks' purchase of that Pool until the Warehouse Banks have recovered Pool disposition cash proceeds equal to the Pool Purchase Price Paid by the Warehouse Banks (provided that the selling Obligor may elect to defer payment of such accrued Fee until the fifteenth (15th) day of the calendar month next following the month in which such Settlement Date falls unless the selling Obligor is not then in compliance with any of its material obligations under this Mortgage Pools Purchase

Agreement or if a Default or a Potential Default has occurred and is continuing), less (iii) all principal payments and prepayments (if any) from that Pool theretofore received by the Agent (for the accounts of the Warehouse

Banks).  Without limitation, promptly after each Pool is purchased by the

Warehouse Banks, the selling Obligor shall (1) irrevocably direct the Qualified

Investor to pay the entire amount of the purchase consideration for each MBS or

PC created from such Pool directly to the Agent and to confirm receipt of that direction directly to the Agent and (2) to cause every MBS or PC created or to be created from any such Pool to be issued or registered as follows and to take every other step necessary or appropriate to cause the entire consideration for any sale or other disposition of such PC or MBS to be paid directly to the

Agent:



                          (A)     The Obligors agree to cause all such MBSs or

PCs which are certificated Securities to be issued in the name of -- or, if such certificated Securities were subscribed for or originally issued in another name, properly endorsed and negotiated to -- C A England (a nominee partnership established by The Chase Manhattan Bank for the sole purpose of registering Securities) and to be delivered "free" to:



                 The Chase Manhattan Bank Securities Department

                 55 Water Street South Bldg.

                 Govt/STP 2nd Floor Window 8

                 New York, New York  10041

                 A/C C7-32810.



                          (B)     The Obligors agree to cause all such MBSs

guaranteed by GNMA in uncertificated or book-entry form -- or in certificated form but traded as if uncertificated -- to be credited "free" when issued to

The Chase Manhattan Bank's book-entry account with the Participants Trust

Company accompanied by the following wiring instructions:



                 Chase Manhattan Bank ABA #021000021

                 Chase/NYC/CCS/C7-32810



                          (C)     The Obligors agree to cause all such

uncertificated or book-entry Securities guaranteed and/or issued by FNMA or

FHLMC to be credited "free" when issued to The Chase Manhattan Bank's book-entry account with the Federal Reserve Bank of New York, accompanied by the following wiring instructions:

                 Chase Manhattan Bank ABA #021000021

                 Chase/NYC/CCS/BT-8446779;



THE OBLIGORS AGREE TO CONFIRM (BY ASKING THE AGENT TO VERIFY) THAT THE RELEVANT

DELIVERY AND WIRE INSTRUCTIONS SET FORTH IN CLAUSES (A), (B) OR (C) ABOVE ARE

CURRENTLY CORRECT BEFORE MAKING ANY SUCH DELIVERY OR WIRE TRANSFER OF

SECURITIES.



                          (D)     The Obligors agree to instruct The Chase

Manhattan Bank, as agent and as securities intermediary designated by the Agent for all such Securities, to deliver them to purchasers designated by the

Obligors only "against payment"; and



                          (E)     The Obligors agree to take all other steps

requested by the Agent which the Agent deems to be necessary or appropriate to establish and maintain uninterrupted first and prior perfection of the Agent's security interest (as agent and representative of the Banks) in such Securities and their proceeds and control of all securities entitlements in respect of such securities and to cause all proceeds of their disposition to be paid directly by their acquirers to the Agent until the full Sale Price for each

Pool so Securitized and sold has been actually and finally received by the

Agent.



To facilitate the Agent's perfecting and continuing its registration as owner

(as agent and representative of the Banks) of such Securities and the Agent's obtaining and maintaining control of them and their related securities entitlements, the Obligors hereby APPOINT the Agent as their attorney-in-fact to take all such steps in the applicable Obligor's name and behalf, but only upon a Default or Potential Default, and that appointment shall be deemed a power coupled with an interest and shall be irrevocable until the expiration or termination of this Mortgage Pools Purchase Agreement and for so long thereafter as the Obligors have any outstanding Obligations to the Banks.



         If for any reason (including but not limited to, any act or omission by the Agent or any of the other Warehouse Banks), any such Trade Ticket transaction is not completed on or before two (2) Business Days after its specified Settlement Date, then the Obligors agree to:



                 (a)      promptly pay any and all margin calls for the

affected Pool then or thereafter made by the Agent, as contemplated in Section

3.9; and



                 (b)      promptly obtain and furnish the Warehouse Banks a

copy of a replacement Trade Ticket that is acceptable (and issued by a

Qualified Investor) to the Agent and all characteristics of which can be satisfied by that Pool (a "Qualified Substitute Ticket").



         Section 3.6      Security Agreement.  To secure performance of all of

the Obligors' Obligations under this Mortgage Pools Purchase Agreement and under each Offer, the Obligors hereby GRANT the Agent (as secured party for the

Warehouse Banks) a security interest in all of the Obligors' present and future rights and interests (if any) in and to:

         (a)     each Pool and all Qualified Mortgage Loans in it from time to time offered by either Obligor to the Warehouse Banks under an accepted Offer from (1) the earlier of (A) the date the Warehouse Banks give value for that

Pool -- the Obligors hereby declare that the Warehouse Banks' agreement to purchase it constitutes value -- or (B) the date either Obligor acquires (or reacquires) an interest in that Pool until (2) the earlier of (A) GNMA's or

FNMA's or FHLMC's issuance or guaranty of MBSs or PCs (as the case may be)

created from that Pool as provided in Section 3.5 or (B) complete fulfillment of all of the Obligors' Obligations to the Warehouse Banks and the Agent under this Mortgage Pools Purchase Agreement and under each Offer made and accepted under this Facility;



         (b)     each MBS and each PC which is (or is to be) backed by or

created from any Pool purchased by the Warehouse Banks under this Facility from the time either Obligor first acquires (or reacquires) rights in such

Securities until they are sold pursuant to a Trade Ticket approved by the Agent

(although the Agent's security interest in the proceeds of such sale shall continue as provided in the next sentence below), in and to all commitments to issue such MBSs and PCs, and in and to all rights to have or receive any and all such Securities or any rights or interests in them;



         (c)     each Trade Ticket in respect of each Pool purchased by the

Warehouse Banks under this Facility;



         (d)     all accounts and general intangibles arising out of or derived from any of the foregoing; and



         (e)     all proceeds of any of the foregoing.



All security interests granted hereby shall be first and prior and shall continue in full force and effect until all of the Obligors' Obligations to the

Warehouse Banks and the Agent under this Mortgage Pools Purchase Agreement and every accepted Offer have been fully performed and satisfied, provided that the

Agent's security interest in each Pool assigned to FNMA, GNMA or FHLMC to create MBSs or PCs from that Pool shall be released (a) automatically effective when that Pool is so assigned to GNMA, FNMA or FHLMC or (b) by written release or termination statement executed by the Agent after its receipt of the Sale

Price for that Pool, although any such automatic or manual release shall not release, affect or impair any of the Agent's or any of the other Warehouse

Banks' interests (including the Agent's security interest in all of either

Obligor's right, title and interest) in (1) the Securities created from that

Pool, (2) all cash and other proceeds of that Pool and all Securities created from it and (3) the Trade Ticket and its proceeds, and the Agent's  and the

Warehouse Banks' interests (including the Agent's security interest in all of either Obligor's right, title and interest) in such Securities, Trade Ticket and proceeds shall continue until the Agent has received for the Warehouse

Banks full payment of the Sale Price for that Pool.  The Agent shall have all of the rights of a secured party under the Laws of the state where such collateral is located, and shall have the express right to transfer any

Collateral into its own name, either before or after any Default or Potential

Default.  Without limiting any of the foregoing provisions, if for any reason any court of competent jurisdiction shall construe or characterize the

Warehouse Banks' purchase of any

Pool or Pools to be a loan or extension of credit rather than the true sale which the selling Obligor and the Warehouse Banks and the Agent expressly hereby declare that they intend it to be, then the provisions of this Section shall be construed and given effect so as to create and perfect in the Agent

(as secured party for the Warehouse Banks) a first, prior and continuous security interest in all of the selling Obligor's rights, titles and interests in each affected Pool and all proceeds (and the term "proceeds" shall be construed to include each MBS and PC backed by or created from such Pool, each

Trade Ticket related to it and all proceeds thereof) having its inception on the date that the Warehouse Banks funded money to the selling Obligor or for its account against or in respect of that Pool, and the amount of the Fee for the transaction or transactions so construed or characterized shall be absolutely limited to the maximum nonusurious amount of interest allowed by whichever of applicable Texas or federal laws permit the higher amount of interest to be contracted for, reserved, charged or received (as applicable to the circumstances), it being the intention of the parties to comply with, and not to evade, all usury Laws and other applicable Laws.



         Section 3.7      Obligation on any Transaction Failure.  If for any

reason (including any act or omission of the Agent or the Warehouse Banks except the willful or grossly negligent act or omission of the Agent or the

Warehouse Banks) the selling Obligor has not successfully caused to be sold to a Qualified Investor any Pool purchased by the Warehouse Banks on or before the date (the "Failure Date") that is two (2) Business Days after that Qualified

Investor's applicable Trade Ticket expires, then the selling Obligor shall be in default of its obligations to the Warehouse Banks with regard to such Pool

(an "Affected Pool") and shall have committed a breach of this Mortgage Pools

Purchase Agreement.  Upon the occurrence of any such breach, the Warehouse

Banks and the Agent shall cease to have any obligation to deliver the Affected

Pool under any Trade Ticket, to lend the Affected Pool to the selling Obligor pursuant to Section 3.5 or to honor any option the selling Obligor may have by contract or operation of Law to reacquire the Affected Pool, and the Warehouse

Banks may elect then or at any time thereafter to:  (a) terminate the selling

Obligor's rights and obligations to service the Qualified Mortgage Loans in the

Affected Pool as provided for in Section 3.3; (b) obtain a new commitment or

Trade Ticket from a third party to purchase the Affected Pool; (c) sell the

Affected Pool to a third party; (d) terminate this Mortgage Pools Purchase

Agreement by giving a written termination notice to the Obligors in accordance with Section 6.2 or (e) do any combination of those things.  Should the

Warehouse Banks (acting through the Agent) terminate the selling Obligor's rights and obligations to service the Qualified Mortgage Loans in the Affected

Pool, the selling Obligor agrees to promptly deliver all files and papers related to that Affected Pool to the Agent, the selling Obligor shall not be entitled to receive any sums or fees related to servicing the Qualified

Mortgage Loans in the Affected Pool from or after the Failure Date, and for purposes of calculating the Warehouse Banks' Fee in respect of the Affected

Pool from and after the Failure Date, the Pools Stated Rate shall be the greater of (1) the Pools Stated Rate as determined in Section 3.4 that is applicable to that Pool for the applicable time period or (2) the annual coupon interest rate provided for in the promissory notes secured by the Qualified

Mortgage Loans in the Affected Pool divided by 360, but in no event shall the

Fee ever exceed the Ceiling Rate.  Any ancillary income received by the

Warehouse Banks or the Agent related to the servicing of the Qualified Mortgage

Loans in the Affected Pool shall not be applied to or reduce the Warehouse

Banks' Net Share for the Affected Pool.  If either Obligor should breach the provisions of this Section, that shall not terminate or abate the Obligors' Margin Obligations to the Warehouse Banks with regard to the Affected Pool, as provided for in Section 3.9, and the Obligors' Margin

Obligations to the Warehouse Banks with regard to the Affected Pool shall only terminate upon (a) the sale of the Affected Pool to a third party or (b) the selling Obligor's repurchasing the Affected Pool from the Agent if the

Warehouse Banks elect to resell it to the selling Obligor, by payment of the

"Applicable Repurchase Amount", which means payment to the Agent (for the accounts of the Warehouse Banks) in good, collected Houston funds by either such third party or the selling Obligor (as the case may be) of the sum of (1)

an amount equal to the Warehouse Banks' Net Share which the Warehouse Banks would have received in respect of that Qualified Mortgage Loan if its purchase by the Qualified Investor provided for in the Trade Ticket represented by the selling Obligor to have most recently covered it (whether or not it was actually so covered) were completed in strict accordance with its terms and on its stated expiration date plus (2) (without duplication of any payment) an amount equal to any increase in the Warehouse Banks' Net Share due to the passage of time.  Should the Agent sell any Affected Pool to a third party, in the absence of manifest error, the purchase price obtained by the Agent shall be conclusively presumed to be the fair market value of that Affected Pool

(which may or may not be the same as the quoted market value for comparable mortgages as quoted on the Telerate computer quotation system which is used for calculating the Margin Obligations to the Warehouse Banks as provided for in

Section 3.9).  Upon the sale of any Affected Pool to a third party, the selling

Obligor shall promptly pay to the Agent (for the accounts of the Warehouse

Banks) an amount equal to the Warehouse Banks' Net Share as of the sale date,

less the net proceeds realized by the Warehouse Banks from the sale of the

Affected Pool (the "Make Whole Payment").  The Warehouse Banks may elect to apply any margin previously paid by the selling Obligor with respect to the

Affected Pool, to the selling Obligor's obligation to pay the Make Whole

Payment, and if there is any excess of margin paid related to the Affected Pool after applying the margin to pay part or all (as the case may be) of the Make

Whole Payment, the Warehouse Banks will refund such excess to the selling

Obligor, provided that no Default or Potential Default then exists.  However,

application of the margin related to the Affected Pool to the Make Whole

Payment shall in no way limit or waive any rights the Warehouse Banks may possess under or diminish any obligations of the selling Obligor with respect to any provision of this Mortgage Pools Purchase Agreement for any Pool or

Qualified Mortgage Loan, including the Affected Pool.



Furthermore, if the Agent determines that any Qualified Mortgage Loan purchased under or in respect of this Facility is a "Defective Mortgage" (defined as any

Qualified Mortgage Loan that (a) is not in strict compliance with the requirements of the applicable GNMA, FNMA of FHLMC program as described in either the GNMA Mortgage Backed Securities Guide I or II, the Fannie Mae MBS

Selling and Servicing Guide or the Freddie Mac Sellers' and Servicers' Guide or

(b) ceases to have MPPA Value) and if the selling Obligor fails to wholly cure

(to the satisfaction of the Agent) such defects in that Qualified Mortgage Loan before the Settlement Date for the Trade Ticket that the selling Obligor has represented to the Agent covers that Qualified Mortgage Loan, then the Agent may demand that the selling Obligor immediately either repurchase such

Qualified Mortgage Loan or deliver a new Qualified Mortgage Loan in exchange for the Defective Mortgage.  By the close of business on the next Business Day following receipt of any such demand, the selling Obligor shall either (a)

repurchase that Qualified Mortgage Loan from the Agent for the Applicable

Repurchase

Amount, or (b) substitute a new Qualified Mortgage Loan (the "Substitute

Mortgage"), which is in all respects acceptable to the Agent in the Agent's discretion.  If the aggregate principal balances of all Substitute Mortgages are less than the aggregate principal balances of all Defective Mortgages being replaced, then the selling Obligor shall remit with such Substitute Mortgages an amount equal to the difference (the "Shortfall Amount") between the aggregate principal balance of the Substitute Mortgages and the Defective

Mortgages, plus any Fee that the Warehouse Banks would have earned under this

Mortgage Pools Purchase Agreement on the aggregate principal balance difference calculated as if, on the date of such remittance, the selling Obligor were repurchasing a Qualified Mortgage Loan in principal amount equal to the

Shortfall Amount and covered by the same Trade Ticket as the Defective

Mortgages which were only partially replaced, with the term for which the

Warehouse Banks' Invested Balance is treated as having been invested in such hypothetical Qualified Mortgage Loan being repurchased ending on the date of such remittance.  Absent manifest error, or if the selling Obligor does not object in writing to the Agent's calculation of a Shortfall Amount due on or before thirty (30) days after the Agent gives the selling Obligor written notice of the Agent's calculated value of that Shortfall Amount, the Agent's calculation of each Shortfall Amount shall be conclusive and binding.



         Section 3.8      Margin Calls by Obligor's Qualified Investor.  The

Obligors agree to maintain each Trade Ticket and all of the Obligors'

obligations under it in full force and effect, not to pair off without the

Agent's consent or otherwise cause or acquiesce in the effective partial or complete cancellation of any Trade Ticket, not to suffer or permit any default under any Trade Ticket and to enforce performance of the relevant Qualified

Investor's obligations under each Trade Ticket.  Without limitation, the

Obligors expressly agree to timely deliver all margin required by the terms of each Trade Ticket.



         Section 3.9      Margin Obligations to the Warehouse Banks.  If any

Trade Ticket in respect of any accepted Offer is canceled, paired off or revoked by any means, or if the issuer of any Trade Ticket shall at any time have a defense to performance of its obligations under that Trade Ticket on account of offsetting obligations, the Obligors' default or for any other reason, or if the Securities purchase transaction contemplated by any Trade

Ticket is not completed by the Settlement Date provided for in it, then and in any of such events, if the Securities referred to in such Trade Ticket (i.e.,

the Securities to be created from that Pool) decrease in market value below the

Pool Purchase Price Paid by the Warehouse Banks before the Agent has disposed of such Pool (or all MBSs or PCs created from it) and fully recovered the

Warehouse Banks' Invested Balance in that Pool, the Obligors agree to pay to the Agent (for the accounts of the Warehouse Banks) within twenty-four (24)

hours after demand (without, however, duplication of any payment) the positive difference (if any) between (a) the sum of (1) the Purchase Price Paid by the

Warehouse Banks plus (2) the Fee allocable to such Pool or the Securities created from it from the date of purchase to the date of payment pursuant to such demand over (b) the sum of all such margin and Fee payments theretofore paid by the Obligors to the Warehouse Banks (the Obligors' "Margin Obligations

to the Warehouse Banks").  Absent manifest error, the market value quoted for any such Security, as quoted on the Telerate computer quotation system to which the Agent subscribes (or any comparable system to which the Agent may hereafter subscribe and elect to use for the purposes of determining the market value of such Securities), shall be conclusive evidence of the market value of such Security.



         Section 3.10     Representations, Warranties and Covenants.  The

Obligors represent, warrant and covenant (and such representations and warranties shall be true at the time any Pool is sold to the Warehouse Banks under this Facility) that:



         (a)     The Obligors will ensure that all MBSs and PCs are initially issued to and registered in the name and account specified in Clauses (A)-(E),

as applicable, of Section 3.5 (and, in cases of certificated Securities, if any, actually delivered to The Chase Manhattan Bank) immediately when issued and that the books of each financial intermediary on whose books any of such

Securities are listed show the registrant required by Section 3.5 to be named as owner of the Security to be the only owner of any interest (including any limited interest) in each such Security until it is sold to a Qualified

Investor pursuant to a Trade Ticket approved by the Agent.



         (b)     Each Qualified Investor will be irrevocably instructed to

remit directly to the Agent -- or to a financial intermediary under an accepted irrevocable instruction to deliver them to the Agent -- and not to the selling

Obligor, all sums due with respect to such Qualified Investor's purchase of each MBS or PC created from any Pool purchased by the Warehouse Banks (or by the Agent on their behalf.)



         (c)     The assignment of such Qualified Mortgage Loan in blank from the selling Obligor is valid and effective and the Agent and its assigns are duly authorized to complete the blanks in each such assignment and to thereby transfer such Qualified Mortgage Loan.



         (d)     All documents submitted in connection with each Offer are

genuine, the statements contained in each schedule of Qualified Mortgage Loans submitted to the Warehouse Banks and all other statements and representations as to each such Qualified Mortgage Loan and Pool are accurate, true and correct in all material respects and meet each of the requirements and specifications of this Mortgage Pools Purchase Agreement.



         (e)     All deliveries of all Qualified Mortgage Loans and other Pool documents shall be at the selling Obligor's risk and (except only for deliveries of Qualified Mortgage Loans required to be made by the Agent as custodian under the relevant Guide) the selling Obligor's responsibility, and the selling Obligor agrees to indemnify the Warehouse Banks and the Agent and hold them harmless from all loss, cost or expense (including reasonable attorneys' fees) arising out of or incurred in connection therewith INCLUDING

ANY THAT MAY RESULT FROM ANY WAREHOUSE BANK'S OR THE AGENT'S OWN SIMPLE

NEGLIGENCE, EXCEPT ONLY FOR SUCH LOSS, COST OR EXPENSE, IF ANY, THAT RESULTS

SOLELY FROM ANY WAREHOUSE BANK'S OR THE AGENT'S OWN GROSS NEGLIGENCE OR WILLFUL

MISCONDUCT.  The selling Obligor agrees to provide delivery instructions for all such document deliveries and all delivery service fees shall be charged to the selling Obligor and shall be its responsibility and obligation to pay.

         (f)     Each Residential Mortgage in each Pool sold to the Warehouse

Banks (or to the Agent on their behalf) has been duly executed by the mortgagor under such Residential Mortgage, acknowledged and recorded and is valid and binding upon such mortgagor.



         (g)     If any Qualified Mortgage Loan in any purchased Pool shall for any reason become ineligible or disqualified for inclusion in that Pool pursuant to the provisions of the relevant Guide, then promptly upon demand made by the Agent, the selling Obligor shall replace that Qualified Mortgage

Loan with another qualified and eligible Mortgage that meets such Pool's requirements.



         (h)     The selling Obligor is the sole owner of each Pool sold or offered for sale to the Warehouse Banks and every Qualified Mortgage Loan in it and the selling Obligor has authority to sell, transfer and assign it on the terms set forth in this Mortgage Pools Purchase Agreement and the relevant

Offer, and there has been no assignment, sale or hypothecation of it by the selling Obligor to any Person other than the Agent (for the Warehouse Banks.)



         (i)     Each such Qualified Mortgage Loan that the selling Obligor represents to be insured by FHA or PMI, or to be guaranteed by VA, is so insured or guaranteed as represented.



         (j)     The full principal amount of each such Qualified Mortgage Loan has been advanced to the mortgagor under such Qualified Mortgage Loan, either by payment directly to the mortgagor or by payment made on the mortgagor's request or approval; the unpaid principal balance is as stated in the relevant schedule enclosed with the Offer; all costs, fees and expenses incurred in making, closing and recording such Qualified Mortgage Loan have been paid; no part of the Property covered by such Qualified Mortgage Loan has been released from its Lien; the terms of such Qualified Mortgage Loan have in no way been changed or modified; and such Qualified Mortgage Loan is current and not in default.



         (k)     As to each Qualified Mortgage Loan in each Pool offered to and/or purchased by the Agent (for the accounts of the Warehouse Banks), and as to all escrow balances related to the Qualified Mortgage Loans, all applicable

Laws have been complied with, including but not limited to the Real Estate

Settlement Procedures Act (including but not limited to Regulation X promulgated by the Federal Department of Housing and Urban Development

("HUD")), the Equal Credit Opportunity Act, the Flood Disaster Protection Act,

the Truth-in-Lending Act of 1968, the Depository Institutions Deregulatory and

Monetary Control Act of 1980, all as amended, and regulations issued pursuant to them; and all usury Laws and limitations, all conditions within the control of the Obligors as to the validity of the insurance or guaranty required by the

National Housing Act of 1934, as amended, and the rules and regulations thereunder, and the Servicemen's Readjustment Act of 1944, as amended, and the rules and regulations thereunder, and all requirements of the mortgage insurance companies or other insurers, have been properly satisfied, and such insurance or guaranty is valid or enforceable.  All escrow balances have been calculated in accordance with the contractual provisions of the Qualified

Mortgage Loan, or, if more restrictive, in accordance with any applicable

Guide.

         (l)     There is in force a paid-up title insurance policy on such

Qualified Mortgage Loan issued by an accredited title insurer in an amount at least equal to the outstanding principal balance of such Qualified Mortgage

Loan and showing thereon no exceptions unacceptable to the Agent.



         (m)     Hazard insurance policies meeting the requirements of each such Qualified Mortgage Loan and of the relevant Guide are in force.



         (n)     The selling Obligor has not directly or indirectly pledged any

Loan Servicing Agreements with respect to any Pool (or any Qualified Mortgage

Loan in any Pool) acquired by the Agent (for the Warehouse Banks) under this

Facility to any party other than Agent, nor will the selling Obligor do so without the Agent's prior written approval.



         (o)     The selling Obligor agrees to immediately notify the Agent in writing upon learning of any default under any of the Qualified Mortgage Loans in any Pool purchased (or agreed to be purchased) by the Warehouse Banks, or of the institution of any proceeding before any court or other Governmental

Authority in respect of a claimed violation by the selling Obligor or any other

Person of Law relating to any such Qualified Mortgage Loan or a claimed defense of offset to any Qualified Mortgage Loan.



         (p)     The Qualified Mortgage Loans were selected from among the

outstanding Mortgage Loans in the selling Obligor's portfolio which satisfy the representations and warranties set forth in this Mortgage Pools Purchase

Agreement and such selection was not made in a manner so as to affect adversely the interests of the Warehouse Banks.



         (q)     The consideration received by the selling Obligor upon the sale of each Qualified Mortgage Loan will constitute reasonably equivalent value and fair consideration for the ownership interest in that Qualified

Mortgage Loan.



         (r)     The selling Obligor will be solvent at all relevant times

prior to, and will not be rendered insolvent by, any sale of a Qualified

Mortgage Loan to the Warehouse Banks.



         (s)     The selling Obligor will not sell any Qualified Mortgage Loan to the Warehouse Banks with any intent to hinder, delay or defraud any of the selling Obligor's creditors.



         Section 3.11      Intent.



         (a)     The parties recognize that each Offer is a "repurchase

agreement" as that term is defined in Section 101 of Title 11 of the United

States Code, as amended (except insofar as the type of Securities subject to such Offer or the term of such Offer would render such definition inapplicable), and a "securities contract" as that term is defined in Section

741 of Title 11 of the United States Code, as amended.

         (b)     Any party's right to liquidate Securities delivered to it in connection with Offers hereunder or to exercise any other remedies pursuant hereto is a contractual right to liquidate such Securities as described in

Sections 555 and 559 of Title 11 of the United States Code, as amended (to the extent applicable thereto).



         Section 3.12      Fee to Accrue and to be Paid.  The Fee under this

Mortgage Pools Purchase Agreement accrued at the rate provided for in this

Mortgage Pools Purchase Agreement and on the Warehouse Banks' Invested Balance

shall continue to be paid to the Agent when due as provided in this Mortgage

Pools Purchase Agreement, and the Agent will distribute it Ratably to the

Warehouse Banks.



                   ARTICLE 4.  SERVICING ACQUISITION LINE



         Section 4.1      General Terms for the Servicing Acquisition Line.



         (a)     This Article sets forth terms and conditions governing the

Obligors' revolving credit facility (the "Servicing Acquisition Line")

requested by the Obligors and approved by the Servicing Acquisition Banks solely to provide the Obligors with refinancing of existing debt incurred by them to acquire the rights to service and to be compensated for servicing residential Mortgage Loans from time to time and all related accounts, general intangibles, rights, interests and proceeds pursuant to Loan Servicing

Agreements ("Servicing Rights") that are Owned Servicing Rights and financing for the Obligors' purchases of additional Owned Servicing Rights.  Loans made under the Servicing Acquisition Line are called "Servicing Acquisition Loans".

This Article's provisions are subject to the other terms and conditions of the

Current Facilities Agreement.



         (b)     The Servicing Acquisition Banks' commitments are several and not joint -- no Bank has any obligation under this Agreement to fund any part of any other Bank's commitment for the Servicing Acquisition Line or otherwise

-- and the respective commitments of the Servicing Acquisition Banks are set forth on the Commitments Schedule.



         (c)     Failure of any Servicing Acquisition Bank to fund any part of its commitment for the Servicing Acquisition Line shall not in itself relieve any other Servicing Acquisition Bank of its obligation to fund its commitments for the Servicing Acquisition Line; provided that no Servicing Acquisition Bank shall be responsible or incur any liability whatsoever for the failure of any other Servicing Acquisition Bank to fund any commitment or its Funding Share of any Loan that such other Servicing Acquisition Bank is obligated to fund or make.



         (d)     The maximum credit henceforth available on any day under the

Servicing Acquisition Line (including refinancing and new financing credit)

shall be Forty-Five Million Dollars ($45,000,000) (the "Servicing Acquisition

Limit") minus the aggregate principal of the Servicing Acquisition Loans outstanding on that day.

         Section 4.2      Borrowing under the Servicing Acquisition Line.

Subject to the Commitments Lapse Provision and the Funding Availability

Termination Provisions, the Obligors may borrow, repay and reborrow from the

Servicing Acquisition Banks up to an aggregate amount outstanding on any day of up to the Servicing Acquisition Limit for each day until December 3, 1998 (the

"Revolving Servicing Acquisition Termination/Conversion Date") solely (i) to refinance each Obligor's own servicing acquisition debt incurred to acquire

Owned Servicing Rights outstanding on the Effective Date and the initial draws under the Servicing Acquisition Line shall be made and applied to that purpose,

and to (ii) finance each Obligor's funding of such Obligor's own acquisitions of additional Owned Servicing Rights, and for no other purposes.



         Section 4.3      Conversion of Servicing Acquisition Loans to Term

Debt.  On the Revolving Servicing Acquisition Termination/Conversion Date, the

Revolving Servicing Acquisition Facility Fee shall automatically cease to accrue (and any accrued but unpaid portion of it shall be immediately due and payable to the Agent, for the account of the Servicing Acquisition Banks without notice or demand) and, unless a Default has occurred that the Agent has not declared in writing to have been cured or waived, the then-outstanding

Servicing Acquisition Loans shall automatically convert from revolving credit loans to a term loan and shall continue to bear interest as before the conversion on its advanced and unpaid principal balance outstanding on each day at the applicable Stated Rate for Current Servicing Acquisition Notes; provided that all past due amounts, both principal and accrued interest, shall bear interest at the Past Due Rate from their due dates until paid.  Interest accrued to the end of each calendar month shall be due and payable after the conversion as before on the fifteenth (15th) day of the next succeeding month,

commencing January 15, 1998, and with principal due and payable in sixteen (16)

equal quarterly installments, each in an amount equal to one-sixteenth (1/16th)

of the outstanding principal balance of the Servicing Acquisition Loans on the

Revolving Servicing Acquisition Termination/Conversion Date, with the first of such principal installments being due and payable on March 15, 1999 and a like principal installment being due and payable on the 15th day of each succeeding

June, September, December and March thereafter until December 15, 2002, when all principal of and accrued interest on the Servicing Acquisition Loans then unpaid shall be finally due and payable.  All interest calculations under the

Current Servicing Acquisition Notes shall be computed on the basis of the actual number of days elapsed over a year of 360 days -- unless that would produce a usurious interest rate under applicable Law, in which event such rate shall be computed on the basis of the actual number of days elapsed over a year of 365 days, or 366 days in a leap year, to the extent required to prevent or minimize usury.



         Section 4.4      12/97 Master Servicing Acquisition Notes.  The

Obligors' borrowings under the Servicing Acquisition Line shall be evidenced by new promissory notes ("12/97 Master Servicing Acquisition Notes") dated as of the Effective Date (or by the promissory notes, if any, from time in the future issued by the Obligors to renew, extend, rearrange, increase or replace the

12/97 Master Servicing Acquisition Notes, each of which, as well as each such future note, being called a "Current Servicing Acquisition Note") substantially in the form of Exhibit D, executed by the Obligors and payable to the order of each Servicing Acquisition Bank in the face principal amount of such Servicing

Acquisition Banks' Committed Sum of the Servicing Acquisition Line.

         Section 4.5      Current Servicing Acquisition Notes' Payment

Schedule.  Each Current Servicing Acquisition Note shall bear interest on its advanced and unpaid principal balance outstanding on each day at the applicable

Stated Rate for Current Servicing Acquisition Notes; provided that all past due amounts, both principal and accrued interest, shall bear interest at the Past

Due Rate from their due dates until paid.  Interest accrued to the end of each calendar month shall be due and payable on the fifteenth (15th) day of the next succeeding month, commencing January 15, 1998.  All principal and unpaid interest accrued on each Current Servicing Acquisition Note shall be due and payable on demand made at any time after either (a) the occurrence of any default under such Current Servicing Acquisition Note, the Current Facilities

Agreement or any other Facilities Papers (unless the respective Servicing

Acquisition Bank shall have declared in writing that the default has been cured or waived) or (b) the termination date specified in any written notice from

Agent to the Obligors, indicating the election of the Servicing Acquisition

Banks to terminate the Servicing Acquisition Line.  If no such demand is sooner made, advanced and unpaid principal of  each Current Servicing Acquisition Note shall be due and payable as provided in Section 4.3.



         Section 4.6      Current Servicing Acquisition Notes Voluntary

Prepayments.  The Obligors may elect to prepay the Current Servicing

Acquisition Notes in whole or in part at any time without notice, penalty or fee other than the payment of any breakage costs described in the Current

Servicing Acquisition Notes with respect to Loans thereunder bearing interest at the Eurodollar Rate plus the Applicable Margin, and all such prepayments shall be applied Ratably to the Current Servicing Acquisition Notes.



         Section 4.7      Servicing Acquisition Line Security.  TCB, in its

capacity as agent for the Banks, holds and shall hold the pledgee's interest and the security interests granted by the Obligors to TCB, as Agent for the

Banks, (a) primarily, in all of the Servicing Acquisition Collateral, (b)

secondarily, in all of the Warehouse Collateral and (c) on a pari passu basis in all other Collateral, to Ratably secure all of the Obligors' present and future Obligations to the Servicing Acquisition Banks under this Agreement.



         Section 4.8      Revolving Servicing Acquisition Facility Fee.  While

the Obligors have no obligation to borrow or to maintain any minimum balance of borrowed funds outstanding under the Servicing Acquisition Line at any time, as compensation to the Servicing Acquisition Banks for their agreements (the

"Servicing Acquisition Line Commitments") to make the Servicing Acquisition

Line's credit available to the Obligors between the Effective Date and the

Revolving Servicing Acquisition Termination/Conversion Date and not as

compensation for the use, forbearance or detention of money -- the Obligors,

jointly and severally, hereby agree to pay to the order of the Agent for the account of the Servicing Acquisition Banks a facility fee (the "Revolving

Servicing Acquisition Facility Fee") for each day between the Effective Date and the Revolving Servicing Acquisition Termination/Conversion Date equal to one-eighth percent (0.125%) per annum of the amount of all Servicing

Acquisition Line Commitments on each such day.  The Revolving Servicing

Acquisition Facility Fee shall be due and payable quarterly in advance on

December 31, 1997 and on the last day of each succeeding March, June, September and December (if any) thereafter; provided that upon termination of the

Obligor's right to borrow under the Servicing Acquisition Line, however such termination shall occur, any unearned Revolving Servicing Acquisition

Facility Fee paid shall be credited to the Obligations due (or if all of the

Obligations have been paid, refunded to the Obligors, their successors or assigns); provided further, that the amount of the Revolving Servicing

Acquisition Facility Fee -- although not itself interest -- shall be absolutely limited to that amount which, when added to all interest contracted for,

charged, reserved or received on the Servicing Acquisition Line, will not exceed an amount equal to the maximum amount of nonusurious interest on the advanced and unpaid balance of the Servicing Acquisition Line over its entire actual term allowed by whichever of applicable Texas or federal Law permits the higher nonusurious interest rate.  If the amount of the Revolving Servicing

Acquisition Facility Fee payable on any day calculated in accordance with the immediately preceding sentence would exceed that limit, then the Revolving

Servicing Acquisition Facility Fee due on that day shall automatically be reduced to the amount that will meet, but not exceed, that limit, and if on any day the Obligors have already paid any such excess, then the excess will be refunded to the Obligors or appropriately credited against the Obligors'

then-outstanding Current Servicing Acquisition Notes, whichever the Servicing

Acquisition Banks elect.



         Section 4.9      Borrowing Procedures.  The borrowing Obligor agrees

to notify the Agent of the amount and date of each proposed Loan, and the designated Stated Rate to apply thereto, under the Servicing Acquisition Line,

either by telephone or in writing by no later than 12:00 noon, Houston time, on the date (which must also be a Business Day) of the desired funding; provided that if the Obligor is electing a Eurodollar Rate,  such notification must be received by the Agent no later than 10:00 a.m. on the Business Day which is three (3) Business Days before the date of the desired funding.  The initial request, whether by telephone or in writing, shall identify the Obligor for which the Servicing Acquisition Loan is being requested, and a separate request shall be made for each Servicing Acquisition Loan to each Obligor.  The borrowing Obligor will confirm or make the request for a Servicing Acquisition

Loan in writing by delivering to the Agent a Loan Request, with all blanks appropriately completed, including the designation of the Stated Rate, on or before the applicable Rate Designation Date (or, if the Loan Request includes a

Eurodollar Rate election on or before the Business Day immediately preceding the applicable Rate Designation Date), and simultaneously delivering to the

Agent, as agent and representative of the Banks, all Servicing Acquisition

Collateral related to such Loan and copies of all purchase and sale agreements,

if any, covering such Servicing Acquisition Collateral.



Delivery of a Loan Request may be by telecopy if confirmed by the borrowing

Obligor's mailing an originally-signed copy to the Agent on the same day.  Upon the Agent's receipt of a Loan Request and the applicable Servicing Acquisition

Collateral and purchase and sale agreements before noon on a Business Day, the

Agent shall notify each of the other Servicing Acquisition Banks by no later than 2:00 p.m. on the same Business Day; provided that if such Loan Request includes a Eurodollar Rate election, it must be received by the Agent no later than 10:00 a.m. on the Business Day immediately before the relevant Rate

Designation Date, and the Agent shall notify each of the other Servicing

Acquisition Banks thereof by no later than 1:00 p.m. on that same Business Day.

Each Servicing Acquisition Bank other than TCB shall make that portion of such

Servicing Acquisition Loan that is attributable to such Servicing Acquisition

Bank's Committed Sum of such Facility available to the Agent in immediately available funds at the Agent's main office no later than 3:00 p.m. on the date such Servicing Acquisition Loan is to be made. Upon satisfaction of all conditions precedent to the funding of a Servicing Acquisition Loan, TCB shall make that portion of such Servicing Acquisition Loan that is attributable to its Committed Sum of such Facility available to the borrowing Obligor in immediately available funds at the Agent's main office in Houston, and upon receipt by the Agent from each other Servicing Acquisition Bank of that portion of such Servicing Acquisition Loan attributable to the Committed Sum of such

Facility of such other Servicing Acquisition Bank, the Agent shall make that portion of such Servicing Acquisition Loan available to the borrowing Obligor in immediately available funds at the Agent's main office in Houston.  If,

after any of the other Servicing Acquisition Banks so provides funds to the

Agent, the Agent does not fund the relevant Servicing Acquisition Loan because a condition precedent is not satisfied or for any other reason, then the Agent shall return the funds so received to the Servicing Acquisition Bank(s) that provided them on the same Business Day that the Agent first determines that the

Servicing Acquisition Loan will not be funded if the Agent makes that determination before 2:00 p.m. on that Business Day, or on the next succeeding

Business Day if such determination is not made until 2:00 p.m. or later.  If the Agent fails to return such funds by the time specified, then the Agent shall be obligated to pay interest on them to the Servicing Acquisition Bank to which they are due from the day when they should have been returned to the day when they are returned at the Federal Funds Effective Rate.



         Section 4.10      Amount the Obligors May Borrow Against the Eligible

Servicing Portfolio.  Subject to the provisions of Section 10.7, Obligors may obtain Servicing Acquisition Loans of up to sixty-five percent (65%) of the aggregate appraised value of the Obligors' Eligible Servicing Portfolio, as most recently determined by independent appraisal in accordance with Section

9.3(e); provided that without the Agent's written approval, the Obligors may not obtain a Servicing Acquisition Loan to finance PMSRs with a value as determined herein in excess of One Million Dollars ($1,000,000) for the servicing of commercial Mortgage Loans.



                 ARTICLE 5.  INTEREST RATE ELECTION PROVISIONS



         Section 5.1      Interest Rate Elections.  If no Default exists, the

Obligors may elect to have a Eurodollar Rate plus the Applicable Margin, or the

Adjusted LIBOR Rate plus the Applicable Margin, apply or continue to apply (as the case may be) to all or a portion of the principal balance of the Warehouse

Loans or the Servicing Acquisition Loans.  No such designation shall change the outstanding principal balance of any Note.  Obligors shall designate such rate in the related Loan Request given to the Agent by no later than 10:00 a.m.,

Houston time, on the applicable Rate Designation Date (except that if the Loan

Request includes a Eurodollar Rate designation, such Loan Request must be given to the Agent by no later than 10:00 a.m. on the Business Day immediately before the applicable Rate Designation Date) or by a separate written notice if

Obligors desire to designate (or continue) a Eurodollar Rate Loan or an

Adjusted LIBOR Rate Loan, or to convert a Eurodollar Rate Loan to an Adjusted

LIBOR Rate Loan or vice versa.  Each Eurodollar Rate Loan shall be and remain in the amount of at least Five Million Dollars ($5,000,000), and no more than three (3) Eurodollar Rate Loans may be outstanding at any one time.  If an

Obligor elects to have a Eurodollar Rate apply to any portion of a Loan funded as a Swing Loan, then such Obligor shall be deemed to have elected that (i) the

Adjusted LIBOR Rate plus the Applicable Margin for Swing

Loans apply to that portion of such Loan for the time that it is outstanding as a Swing Loan and (ii) the Eurodollar Rate plus the Applicable Margin apply thereto for the Interest Period designated, with such Interest Period commencing, however, on the first day that it is funded as a Loan by all of the

Warehouse Banks or Servicing Acquisition Banks (as the case may be.)



         Section 5.2      Inadequacy of Pricing and Rate Determination.  If (a)

the Agent is unable through its customary practices to determine any applicable

Eurodollar Base Rate; (b) by reason of circumstances affecting the Interbank

Market generally, any of the Banks is not being offered deposits in dollars in the Interbank Market for the applicable Interest Period and in an amount equal to the amount of any Eurodollar Rate Loan requested by Obligors or (c) the applicable Eurodollar Base Rate will not adequately and fairly reflect the cost to any of the Banks of making and maintaining a Eurodollar Rate Loan, then the

Agent shall give the Obligors notice thereof and thereupon (1) the Obligors'

designation of a Eurodollar Rate Loan that has not commenced as of the date of such notice from the Agent shall be of no force and effect and (2) until the

Agent notifies the Obligors that the circumstances giving rise to the Agent's notice no longer exist, the Obligors may not request a Eurodollar Rate Loan

(and any attempted designation thereof shall be ineffective).



         Section 5.3      Funding Losses.  The Obligors shall compensate the

relevant Banks on demand for any loss or expense that any Bank sustains or incurs because of (1) Obligors' failure to borrow, continue or convert to any

Eurodollar Rate Loan after the Agent has received the applicable Loan Request designating it; (2) any prepayment or conversion of all or any part of a

Eurodollar Rate Loan or (3) any default in the full payment of any Eurodollar

Rate Loan or any interest accrued on it when due (whether by scheduled maturity, acceleration, irrevocable notice of prepayment or otherwise).  Such loss or expense shall include the excess, if any, of (A) the relevant Bank's cost of obtaining the funds for the Eurodollar Rate Loan being paid, prepaid or not borrowed, made by continuation or conversion or prepaid for the period from the date thereof to the last day of the relevant Interest Period over (B) the interest that would be realized by such Bank in reemploying the funds so paid,

prepaid or not borrowed for such period.  The provisions of this Section shall survive repayment of the Loans and the expiration or any termination of this

Agreement.



         Section 5.4      Determinations.  In determining any amount, rate,

cost, loss, expense or reserve requirement hereunder, any Bank and the Agent may each make any reasonable assumptions and allocations and may employ any reasonable averaging and attribution methods.  The Agent's records with respect to interest rate designations, Interest Periods and the amounts of Eurodollar

Rate Loans to which they apply, the Adjusted LIBOR Rate, any Eurodollar Rate and all other determinations by the Agent or any Bank under this Section and under the relevant definitions shall be binding and conclusive, absent manifest error.



         Section 5.5      Affiliates.  Each Bank may make any Eurodollar Rate

Loan by causing a branch or Affiliate of such Bank to make such Eurodollar Rate

Loan and may transfer and carry such Eurodollar Rate Loan at, to or for the account of the same; but the joint and several obligation of the Obligors to repay such Eurodollar Rate Loan shall nevertheless be to that Bank and such

Eurodollar

Rate Loan shall (1) be deemed to have been made by that Bank and (2) be held by that Bank for the account of such branch or Affiliate.



         Section 5.6      Funding Decision.  Each Bank may fund each Eurodollar

Rate Loan in any manner it sees fit; but for the purposes of this Section all determinations shall be made as if each such Bank funded such Eurodollar Rate

Loan through the purchase of deposits having a maturity corresponding to its

Interest Period and an interest rate equal to the relevant Eurodollar Base

Rate.



         Section 5.7      Rate of Return Maintenance Covenant.  If at any time

after the date of this Agreement, any Bank determines that (a) any applicable law, rule or regulation regarding capital adequacy has been adopted or changed since September 30, 1997 or (b) its interpretation or administration by any

Governmental Authority, central bank or comparable agency has changed since

September 30, 1997 and determines that such change or such Bank's compliance with any request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on that Bank's capital as a consequence of its obligations under this Agreement or any of the other Facilities Papers to a level below that which that Bank would have achieved but for such adoption, change or compliance (taking into consideration that Bank's own capital adequacy policies) by an amount that Bank deems to be material, then upon notice to the Obligors by that Bank or the

Agent summarizing the facts triggering the increase and calculations of the increase, the interest rate on the principal of that Bank's portion of the

Warehouse Loans and Servicing Acquisition Loans funded and outstanding from time to time shall be increased to a rate sufficient to provide that Bank with a rate of return on its capital equal to that which would have been achieved but for such adoption, change or compliance (taking into consideration that

Bank's own capital adequacy policies), or if no Loan is then outstanding, the

Obligors shall pay that Bank on demand an additional interest payment in an amount sufficient to provide that rate of return, but in no event to exceed the

Ceiling Rate.  In determining the increase in interest rate required to achieve that result, each affected Bank may employ such assumptions and make such allocations of costs and expenses fairly applicable to such Loans as that Bank reasonably elects and may use any reasonable averaging and attribution method.

The provisions of this Section shall survive repayment of the Loans and the expiration or any termination of this Agreement.



         Section 5.8      Illegality of Eurodollar Rate Loans.  If the Agent or

any Bank, acting in its sole discretion, determines (i) that maintenance of any

Eurodollar Rate Loan would violate any applicable Law or any rule, regulation,

guideline or directive of any Governmental Authority applicable to any Bank or the Agent, whether or not having the force of law or (ii) before the commencement of an Interest Period after exerting reasonable efforts to obtain them, that deposits of a type and maturity appropriate to match fund a

Eurodollar Rate Loan are not available, then the Agent shall suspend the availability of each interest rate option affected by such determination and any Eurodollar Rate Loan outstanding under every affected interest rate option shall automatically convert to a LIBOR Rate Loan.

             ARTICLE 6.  PROVISIONS APPLICABLE TO ALL FACILITIES



         Notwithstanding any other inconsistent or contrary provision of this

Agreement or any of the other Facilities Papers:



         Section 6.1      Commitments Lapse Provision.  The Banks' commitments

to lend or fund or purchase (and all of the Obligors' correlative rights to borrow or receive any funding or sell) under any of the Facilities now or hereafter existing under this Agreement for which any such commitment of any of the Banks to lend or fund or purchase (or any such right of the Obligors to borrow or receive funding or purchase) then exists, shall lapse immediately,

automatically and without notice upon the occurrence of (a) any default, event of default or similar occurrence, however denominated (a "Default") under any of the Facilities Papers the occurrence of which gives the Agent or any of the

Banks the right to exercise any remedy (regardless of whether its exercise has been stayed or enjoined by operation of Law or governmental act) or (b) any event ("Potential Default") that, with notice and/or the passage of time would ripen into or become a Default, until (1) each such Potential Default (if any)

that occurred is cured before it ripens into a Default and (2) all such

Defaults that have occurred (if any) have been waived in a writing signed by a

Vice President or more senior officer of the Agent.  In their sole discretion,

the Banks may elect to continue funding or purchasing on one or more occasions under any of their Facilities notwithstanding any Default or Potential Default,

and no such election shall be construed to be a reinstatement of any lapsed or suspended commitment, a waiver of any Default or Potential Default or a course of dealing from which the Obligors or anyone else may infer or construe any obligation on any Bank's or the Agent's part to defer exercising or to not exercise any remedy or to resume, continue or initiate any additional or other funding or purchasing beyond the specific funding(s) or purchase(s) which the

Banks have in fact already made.  The provisions of this Section 6.1 are called the "Commitments Lapse Provision".



         Section 6.2      Fundings Availability Termination Provisions.  Either

the Obligors or the Majority Warehouse Banks or the Majority Servicing

Acquisition Banks, as applicable, may unilaterally elect for any reason, or for no reason, to accelerate the date of termination of availability of new fundings and refundings or purchases under, respectively, the Linked Lines or the Servicing Acquisition Line by written notice (a "Termination Notice") given by the Obligors or the Agent, as agent and representative of the applicable

Banks, to the other specifying a date of termination that is no earlier than --

and if the Agent, on behalf of the applicable Banks, gives the notice, at least ninety (90) days after -- the date of the notice.  The Obligors acknowledge that the 90-day minimum notice period for any such Termination Notice from the

Agent was expressly requested by the Obligors, and that the Obligors are satisfied that ninety (90) days is sufficient time for the Obligors to make alternative arrangements for alternative financial facilities if the Majority

Warehouse Banks or the Majority Servicing Acquisition Banks, as applicable,

elect to accelerate such date of termination as provided in this Section.

Accordingly, the Obligors recognize that the Warehouse Banks or the Servicing

Acquisition Banks, as applicable, will not be responsible for any loss or expense that the Obligors may incur as a direct or indirect result of the

Majority Warehouse Banks' or the Majority Servicing Acquisition Banks', as

applicable, exercising their option set forth above to accelerate the date of termination of availability of new fundings and refundings or purchases under all Facilities upon at least ninety (90) days' notice to the Obligors. The provisions of this Section 6.2 are called the "Funding Availability Termination

Provisions".



         Section 6.3      Application of Proceeds of Realization on Collateral.

All Collateral secures all Obligations held by the Banks from time to time.

HOWEVER, ANY AND ALL REALIZATIONS -- WHETHER BY THE AGENT, ANY OF THE BANKS OR

ANY PERSON ACTING ON BEHALF OF ANY OF THEM -- (a) ON ANY WAREHOUSE COLLATERAL,

SHALL BE APPLIED RATABLY TO THE CURRENT WAREHOUSE NOTES AND ALL OTHER

OBLIGATIONS RELATED TO THE LINKED LINES UNTIL THEY HAVE BEEN FULLY PAID AND

SATISFIED AND ANY FURTHER REALIZATIONS THEREON SHALL THEN BE APPLIED RATABLY TO

THE PAYMENT OF THE CURRENT SERVICING ACQUISITION NOTES AND ALL OTHER

OBLIGATIONS RELATED TO THE SERVICING ACQUISITION LINE, OR (b) ON ANY SERVICING

ACQUISITION COLLATERAL, SHALL BE APPLIED RATABLY TO THE CURRENT SERVICING

ACQUISITION NOTES AND ALL OTHER OBLIGATIONS RELATED TO THE SERVICING

ACQUISITION LINE UNTIL THEY HAVE BEEN FULLY PAID AND SATISFIED AND ANY FURTHER

REALIZATIONS THEREON SHALL THEN BE APPLIED RATABLY TO THE PAYMENT OF THE

CURRENT WAREHOUSE NOTES AND ALL OTHER OBLIGATIONS RELATED TO THE LINKED LINES,

OR (c) ON ANY OTHER COLLATERAL, SHALL BE APPLIED RATABLY TO THE PAYMENT OF ALL

OF THE NOTES AND ALL OTHER OBLIGATIONS.



         Section 6.4      Right of Setoff.  If Obligors shall default in the

payment when due and beyond the applicable grace period, if any, of any of the

Obligations, the Agent and the Banks shall each have the right, at any time and from time to time, without notice, to set off and to appropriate or apply any and all deposits of money or property or any other indebtedness at any time held or owing by the Agent or any of the Banks to or for the credit or the account of either Obligor against and on account of the obligations and liabilities of the Obligors on the Obligations for the ratable benefit of all

Banks in the proportion that the advanced and unpaid principal balance at the time of the Notes held by each bears to the sum of the outstanding principal balances of all of the Notes at the time of the setoff, appropriation or application, irrespective of whether or not the Agent or any Bank shall have made any demand hereunder and whether or not said obligations and liabilities shall have matured; provided that such right of setoff shall not apply to any deposit of escrow monies being held on behalf of the obligors under Mortgage

Loans pledged to the Agent or on behalf of other third Persons that are not

Affiliates of the Obligors.



         Section 6.5      Application of Setoff Proceeds.  The proceeds of the

exercise of any right of setoff or banker's Lien that any Bank exercises against any of the Obligors' accounts with such Bank shall be applied (a)

first, Ratably to the unpaid costs and expenses incurred and paid by the Agent and the Warehouse Banks for which the Obligors are liable to the Agent and/or the Warehouse Banks under this Agreement and the other Facilities Papers, in the proportion that the outstanding balance of such costs and expenses reimbursement of which is owed to each Warehouse Bank bears to the aggregate outstanding balances of all such unreimbursed costs and expenses owed to all

Warehouse Banks; (b) second, Ratably to the Current Warehouse Notes and all other Obligations related to the Linked Lines, and (c) third, Ratably to the

Current Servicing Acquisition Notes and all other Obligations related to the

Servicing Acquisition Line; provided, that proceeds of the exercise of any right or setoff or banker's Lien that any Bank exercises against any of the

Obligors' accounts that such Bank determines are traceable as income from or proceeds of Servicing Acquisition Collateral

(each such determination by such Bank, absent manifest error, to be conclusive and binding on the Obligors, all Banks and every Person claiming by, through or under any of them) shall be applied (1) first, Ratably to the unpaid costs and expenses incurred and paid by the Agent and the Servicing Acquisition Banks for which the Obligors are liable to the Agent and/or the Servicing Acquisition

Banks under this Agreement and the other Facilities Papers, in the proportion that the outstanding balance of such costs and expenses whose reimbursement is owed to each Servicing Acquisition Bank bears to the aggregate outstanding balances of all such unreimbursed costs and expenses owed to all Servicing

Acquisition Bank); (2) second, Ratably to the Current Servicing Acquisition

Notes and all other Obligations related to the Servicing Acquisition Line, and

(3) third, Ratably to the Current Warehouse Notes and all other Obligations related to the Linked Lines.  This provision shall not imply any obligation of either Obligor to maintain any deposit balances with any Bank.



         Section 6.6      Conditions Precedent.  The Banks shall have no

obligation to make any Loan or purchase any Qualified Mortgage Loan unless and until all of the applicable conditions precedent stated in this Section shall have been satisfied.



         (a)     The relevant Banks' obligation to make the first Loan

requested to be funded after the Effective Date, or to purchase the Qualified

Mortgage Loan(s) first offered after the Effective Date, is conditioned upon the Agent's receipt, of sufficient copies (other than the Notes) for each Bank to receive one, of the following papers on or before the date the requested initial Loan or purchase of the initial Qualified Mortgage Loans is to be made,

all of which must be satisfactory to the Agent in both form and content and duly executed by all parties thereto:



                 (1)      this 12/97 A&R Facilities Agreement;



                 (2)      the 12/97 Master Warehouse Notes;



                 (3)      the 12/97 Master Servicing Acquisition Notes;



                 (4)      the Guaranty;



                 (5)      the Warehouse Security Agreement and its Financing

                          Statement;



                 (6)      the Receivables Pledge Agreement and its Financing

                          Statement;



                 (7)      the Servicing Rights Security Agreement and its

                          Financing Statement;



                 (8)      the Stock Pledge Agreement and its Financing

                          Statement;

                 (9)      any Foreclosed Properties Mortgages;



                 (10)     the Float Control Agreement;

                 (11)     the Float Control Guaranty;



                 (12)     UCC searches for each of the Obligors and the

Guarantor, as debtor, in the office of the Secretary of State of the States of

Texas and Delaware, as applicable;



                 (13)     Termination statements for all existing financing

statements shown on the UCC searches described in item (10) above that pertain to financings by Persons, other than the Banks, that will be repaid with the proceeds of any Facility;



                 (14)     If and to the extent not previously furnished, (A)

copies of any amendments to the Guarantor's certificate of incorporation issued by the Secretary of State of Delaware, (B) copies of any amendments to the

Guarantor's bylaws certified by its corporate secretary or assistant secretary,

(C) certificates of the Guarantor's good standing issued by the Secretary of

State of the State of Delaware, and (D) certificates of authority and good standing issued or to be issued by the appropriate Governmental Authority in each state in which the Guarantor does business and where either the Guarantor is authorized to do business or where doing business without being duly authorized would potentially subject the Guarantor to a Material Adverse

Effect, each dated no less recently than thirty (30) days prior to the

Effective Date;



                 (15)     copies of (A) FirstCity's certificate of

incorporation issued by the Secretary of State of Delaware, (B) FirstCity's

bylaws certified by its corporate secretary or assistant secretary, (C)

certificates of FirstCity's good standing issued by the Secretary of State of the State of Delaware, and (D) certificates of authority and good standing issued or to be issued by the appropriate Governmental Authority in each state in which FirstCity does business and where either FirstCity is authorized to do business or where doing business without being duly authorized would potentially subject FirstCity to a Material Adverse Effect, each dated no less recently than thirty (30) days prior to the Effective Date;



                 (16)     If and to the extent not previously furnished, (A)

copies of any amendments to each Obligor's articles of incorporation certified by the Secretary of State of the State of Texas, (B) copies of any amendments to each Obligor's bylaws certified by its corporate secretary or assistant secretary, (C) a certificate of good standing issued by the Secretary of State of the State of Texas and (D) a schedule listing, by state, all certificates of authority, good standing and franchise taxes paid issued by the Secretary of

State of the State of Texas, the Texas Comptroller of Public Accounts and the

appropriate Governmental Authority in each state in which each Obligor does business and where either such Obligor is authorized to do business or where doing business without being duly authorized would potentially subject such

Obligor to a Material Adverse Effect, each with respect to such Obligor,

accompanied by all such certificates listed, each dated no less recently than thirty (30) days prior to the Effective Date;



                 (17)     resolutions of the board of directors of the

Guarantor, FirstCity and each Obligor, certified, in each case, by its corporate secretary or assistant secretary, authorizing the execution, delivery and performance of all applicable Facilities Papers and all other papers to be delivered by the Guarantor, FirstCity and/or each Obligor pursuant to this

12/97 A&R Facilities Agreement;



                 (18)     a certificate of the corporate secretary or assistant

secretary of the Guarantor, FirstCity and each Obligor as to the incumbency and authenticity of the signatures of the officers of the Guarantor, FirstCity and each Obligor executing the applicable Facilities Papers and all other papers to be delivered pursuant to the 12/97 A&R Facilities Agreement (the Agent shall be entitled to rely on each such certificate until a replacement certificate has been furnished to the Agent);



                 (19)     the opinion of counsel to the Obligors, FirstCity and

the Guarantor, dated as of the Effective Date, addressed to the Agent and the

Banks and substantially in the form of Exhibit E;



                 (20)     If and to the extent not previously furnished,

certificates of insurance certifying that the Obligors are in compliance with the requirements of Section 9.11; and



                 (21)     all fees due to the Agent or any Bank pursuant to the

Current Facilities Agreement and any other letters or agreements between the

Guarantor and/or the Obligors and any Bank or the Agent shall have been paid on the Effective Date.



         (b)     The relevant Banks' obligation to make any Loan or purchase any Qualified Mortgage Loan pursuant to the Current Facilities Agreement is also conditioned upon satisfaction of each of the following additional conditions precedent:



                 (1)      the borrowing Obligor shall have delivered to the

Agent a Loan Request completed and executed by the borrowing Obligor and otherwise conforming to the requirements of Section 2.14 or 4.9, as applicable,

or (for a mortgages purchase) an Offer with all required enclosures and all blocks and blanks in it and its enclosures properly completed;



                 (2)      all uncertificated Mortgage-Backed Securities in

which either Obligor has granted a Lien to the Agent as agent and representative of the Banks shall have been recorded on the books of the

Agent's designated financial intermediary or securities intermediary as being owned by the Agent (and on the Agent's books as being held for the Banks) and all other Collateral in which either Obligor or the Guarantor has granted a

Lien to the Agent (including all of the capital stock -- common and (if any)

preferred of all classes and any stock warrants or other rights -- of the

Company) shall have been pledged and physically delivered to the Agent and sufficiently in its or its designated bailee's possession to satisfy the UCC's requirement of possession for perfection of the Agent's Lien (as agent and representative of the Banks) against such Collateral;



                 (3)      the Obligors' representations and warranties

contained in the Current Facilities Agreement (other than those representations and warranties which by their express terms are confined to the date as of which they are initially made) shall be true and correct in all material respects on the date of such Loan or purchase as if republished and made on that date;

                 (4)      on the date of such proposed Loan or purchase, no

event described in the Commitments Lapse Provision shall have occurred or would exist if the requested Loan or purchase were made and no such Facility shall have been terminated in accordance with the Funding Availability Termination

Provisions;



                 (5)      if the requested Loan or purchase were made, the sum

of (A) the amount of the Loan or purchase requested to be made by each Bank,

plus (B) the sum of (i) the aggregate outstanding balance of Loans made by such

Bank and (ii) such Bank's share of the Warehouse Banks' Invested Balance (even though it is the parties' mutual intent and purpose that the Warehouse Banks'

purchases of Qualified Mortgage Loans under the Mortgage Purchases Agreement not be considered or treated as financings) plus (C) the total outstanding loans and other extensions of credit by such Bank to the Obligors and to every other Person whose loans and other extensions of credit from such Bank are required to be combined with the Obligors for purposes of any applicable legal lending limit, would be no greater than the lowest legal lending limit established by any Governmental Authority and applicable to such Bank's loans and extensions of credit to the Obligors and to all other Persons whose loans and extensions of credit from that Bank are required to be combined with the

Obligors' for purposes of any such legal lending limit; provided, that each

Bank, by executing the Current Facilities Agreement, represents to each of the other parties to the Current Facilities Agreement that (i) to the best of the current actual knowledge of that Bank's officers who are responsible for that

Bank's participation in the Facilities provided for in the Current Facilities

Agreement and (ii) in reliance upon information furnished to such Bank by the

Obligors and their respective officers and representatives concerning relationships between the Obligors and other credit customers of such Bank, the total of that Bank's Committed Sums hereunder does not exceed any such legal lending limit;



                 (6)      at the time such Loan is requested or such purchase

is made, each of the Banks and the Agent shall have received all fees due and owing to it pursuant to the Facilities Papers; and



                 (7)      the Company is a wholly-owned Subsidiary of the

Guarantor.



Each Loan Request shall be deemed to constitute a representation and warranty by the borrowing Obligor on the date of the requested Loan that the conditions specified in Subsections 6.6(b)(3), 6.6(b)(4) and 6.6(b)(7) are then currently satisfied.



          ARTICLE 6.  THE OBLIGORS' WARRANTIES AND REPRESENTATIONS



         Each of the Obligors warrants and represents, to the extent applicable, to the Banks and the Agent today, and all such warranties and representations shall be deemed republished and reconfirmed as currently true by the applicable Obligor each time the applicable Obligor requests funding or offers to sell, as applicable, under any of the Facilities, as follows:



         Section 7.1      Organization.  Each of the Obligors is a corporation

duly organized, legally existing and in good standing under the laws of the

State of Texas, it -- and, for the representations made in each of clauses (i) and (ii) below, each of its Subsidiaries -- has all requisite power and authority and all necessary licenses, permits, franchises and other authorizations to (i) own and operate its Property and (ii) carry on its business as now conducted, (iii) execute and deliver this Agreement, all other Facilities Papers, each Loan Request, each Offer and all other instruments referred to or mentioned herein or therein to which each such

Obligor is a party, (iv) carry out and comply with the terms of this Agreement,

each other Facilities Paper, each Loan Request, each Offer made and all other instruments referred to or mentioned herein or therein to which it is a party and (iv) consummate the transactions contemplated thereby; and each of the

Obligors and each of its Subsidiaries is duly qualified and authorized to do business and is in good standing as a foreign corporation in all jurisdictions wherein the Property owned or the business transacted by it makes such qualification necessary or appropriate.



         Section 7.2      Corporate Action.  All corporate action on each

Obligor's part requisite for the due execution, delivery and performance of,

and compliance with, this Agreement, all other Facilities Papers, each Loan

Request, each Offer and any instruments referred to or mentioned herein or therein to which each of the Obligors is a party, or requisite for the consummation of the transactions contemplated thereby, has been duly and effectively taken.  This Agreement, each Loan Request, each Offer and each other Facilities Paper each constitutes the legal and binding obligation of the applicable Obligor, enforceable against such Obligor in accordance with its terms.



         Section 7.3      No Violations.  Neither the execution and delivery of

this Agreement, any other Facilities Papers, any Loan Request or any Offer made, nor the consummation of the transactions contemplated by any of them, nor compliance with the provisions of any of them will conflict with, or result in a breach of, or a default under, any of the terms, conditions or provisions of any Law or of any contract, regulation, order, writ, injunction, judgment or decree of any court or Governmental Authority, domestic or foreign to which either Obligor is subject, or either Obligor's articles of incorporation or bylaws, or of any indenture, mortgage, deed of trust, promissory note, loan agreement or any other agreement or undertaking to which either Obligor is a party or by which such Obligor or any of its property may be bound or subject,

or will result in the creation or imposition of any Lien upon such Obligor's

Property, or will require any action, consent or approval of, or declaration of filing with, any Governmental Authority, and neither Obligor is otherwise in material violation of any of the foregoing.



         Section 7.4      Approved Lender, Seller and Servicer.  The Company is

an FHA- and VA-approved lender and mortgagee and a GNMA-, FNMA- and

FHLMC-approved issuer and servicer, in each case in good standing, and the

Company currently satisfies and will continuously satisfy all applicable GNMA,

FNMA and FHLMC net worth requirements.  New Am Inc. is an FHA-approved lender and mortgagee and a FNMA-approved issuer and servicer, in each case, in good standing, and New Am Inc. currently satisfies and will continuously satisfy all applicable FNMA net worth requirements.

         Section 7.5      Obligors Are Not Investment Companies or Controlled

by One.  Neither Obligor is an "investment company" or "controlled by" an

"investment company" within the meaning of the Investment Company Act of 1940,

as amended.



         Section 7.6      Obligors and Affiliates Are Not Public Utility

Companies, Etc.  Neither Obligor, the Guarantor nor FirstCity is a "public utility holding company" or an "affiliate" or a "subsidiary company" of a

"public utility company", or a "holding company" or an "affiliate" or a

"subsidiary company" of a "holding company", as such terms are defined in the

Public Utility Holding Company Act of 1935, as amended.



         Section 7.7      Obligors' Legal Compliance.  The Obligors are in

compliance, and will continue to observe and comply, in all material respects with all Laws, including ERISA and all environmental Laws.



         Section 7.8      Financial Statements Accurate.  The Company's

consolidated balance sheet of itself and its Subsidiaries (including New Am

Inc.), as of December 31, 1996 and the consolidated statement of operations and cash flows of the Company as of December 31, 1996, heretofore furnished to the

Banks, fairly present the consolidated financial condition and cash flows of the Company and its Subsidiaries (including New Am Inc.) as of September 30,

1997 and for the fiscal year then ended, all in conformity with GAAP consistently applied, and subsequent to the date of those Financial Statements,

there has not been any Material Adverse Effect.



         Section 7.9      Representations Are True and Not Misleading.  No

representation or warranty by either Obligor, the Guarantor or FirstCity in this Agreement, the Guaranty or any other Facilities Papers contains, or will contain, any untrue statement of a material fact, or omits, or will omit, to state any material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not false or misleading.



         Section 7.10     Litigation.  There is no litigation pending, or to

the Obligors' knowledge, threatened, that, if determined adversely to the

Obligors, would adversely affect the execution, delivery or enforceability of this Agreement, any other Facilities Papers, any Loan Request, any Offer, any sale or conveyance of any Pool or Qualified Mortgage Loan pursuant to the provisions of Exhibit C, any relevant custodial agreement, the pledge, transfer or assignment of any Pool or Qualified Mortgage Loans to the Agent (as agent for the Warehouse Banks) pursuant to this Agreement, or the Obligors' ability to service the Qualified Mortgage Loans sold to the Warehouse Banks hereunder in accordance with the terms of Section 3.3, or that would have a Material

Adverse Effect.



         Section 7.11     Payment of Taxes.  Each of the Obligors has filed (or

caused to be filed) all required federal, state and local income, excise,

property and other tax returns with respect to its and its Subsidiaries'

operations, all of such returns are true and correct and each of the Obligors has paid or caused to be paid all taxes which are due and owing under applicable Law or as shown on such returns or on any assessment to the extent such taxes have become due, including all applicable FICA payments and withholding taxes.  The amounts reserved as a liability for income taxes and other taxes
payable in the Financial Statements heretofore furnished to the Banks are sufficient for payment of all unpaid federal, state and local income, excise,

property and other taxes -- whether or not disputed -- of each of the Obligors,

and its respective Subsidiaries, accrued for or applicable to the period and on the dates of such Financial Statements and all prior years and periods, and for which each of the Obligors and its respective Subsidiaries may be liable in their own right or as transferee of the assets of other Persons or as successor to any other Person.



         Section 7.12     Title to Properties.  Each of the Obligors and its

Subsidiaries has good, valid, insurable (in the case of real property) and marketable title to all of its Properties and assets (whether real or personal,

tangible or intangible) reflected or referred to in the Financial Statements described in Section 9.3, except for such Properties and assets as have been disposed of since the date of such Financial Statements either in the ordinary course of business or because they were no longer used or useful in the conduct of its respective business, and all such Properties and assets are free and clear of all Liens, except as disclosed in such Financial Statements.



                      ARTICLE 8.  DEFAULTS AND REMEDIES

         If:



         Section 8.1      Note Payment Default.  the Obligors shall fail to pay

as and when due -- or to make a mandatory prepayment, if, as and when required by this Agreement or any other Facilities Paper, of -- any principal of or interest on any Note held by any of the Banks and all other amounts including the Warehouse Facility Fee, the Revolving Servicing Acquisition Facility Fee,

the Processing Fees or the Fee, now or hereafter owing under this Agreement or any of the other Facilities Papers; or



         Section 8.2      Covenant Default.  default shall occur in the

punctual and complete performance of any covenant of either Obligor, the

Guarantor or any other Person contained in this Agreement or any other

Facilities Papers, except that the Obligors shall have fifteen (15) days after

Default in the performance of the covenants set out in Sections 9.3(a) through

9.3(k), Section 9.8, Section 10.5, Section 10.6, and Sections 10.8 through

10.14, to cure any such Default before the Banks' remedies as set forth in this

Article shall apply; or



         Section 8.3      Default on Other Obligation.  either Obligor or the

Guarantor shall fail to pay at maturity, or within any applicable period of grace, any principal of or interest on any other obligation to any Person or shall default under, or fail to observe or perform any term, covenant or agreement contained in, any agreement or obligation by which it is bound for such period of time as would accelerate, or would permit its holder -- or the holder of any obligation issued under it -- to accelerate, the maturity of that or any other obligation; or



         Section 8.4      Violation of Law.  either Obligor or the Guarantor

shall be in default under, or in violation of, any Law of any Governmental

Authority having jurisdiction over either Obligor or the Guarantor or its assets or Property; or

         Section 8.5      False Representation or Warranty.  any representation

or warranty made or deemed made in or in connection with the execution and delivery of this Agreement or any of the other Facilities Papers shall prove to have been materially incorrect, false or misleading on the date as of which made or deemed made; or



         Section 8.6      Undischarged Final Judgment.  final judgment or

judgments in the aggregate for the payment of money in excess of Fifty Thousand

Dollars ($50,000), and which is uninsured, shall be rendered against either

Obligor, the Guarantor or any of their respective Subsidiaries and remain undischarged for a period of thirty (30) days during which execution shall not be effectively stayed; or



         Section 8.7      Lien Claimed or Held Invalid.  either Obligor or the

Guarantor (or anyone claiming by, through or under either Obligor or the

Guarantor) shall claim, or any court shall find or rule, that the Agent does not have a valid Lien on any security that may have been provided by either

Obligor, the Guarantor or such other Person for any obligation under this

Agreement or any of the other Facilities Papers; or



         Section 8.8      Disposition, Encumbrance or Loss of Collateral.

there is a sale, encumbrance or abandonment of any Property now or hereafter covered by this Agreement (except as contemplated by the Facilities Papers) or any other mortgage, security agreement or other papers now or hereafter securing or guaranteeing any part of any obligation under this Agreement or any of the other Facilities Papers, or the making of any levy on any of such

Property or any seizure or attachment of it, or the loss, theft, substantial damage or destruction of any such Property; or



         Section 8.9      Liquidation, Etc. Order.  any order shall be entered

in any proceeding against either Obligor, the Guarantor or any of their respective Subsidiaries decreeing the dissolution, liquidation or split-up of either Obligor, the Guarantor or any of their respective Subsidiaries, and such order shall remain in effect for thirty (30) days; or



         Section 8.10     Default under Other Facilities Papers.  any default

occurs under any other instrument now or hereafter securing or guaranteeing any part of any obligation under this Agreement or any of the other Facilities

Papers; or



         Section 8.11     Assignment for the Benefit of Creditors, Voluntary

Bankruptcy.  either Obligor, the Guarantor or any of their respective

Subsidiaries shall make a general assignment for the benefit of creditors or shall petition or apply to any tribunal for the appointment of a trustee,

custodian, receiver or liquidator of all or any substantial part of its business, estate or assets or shall commence any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt,

dissolution or liquidation Law of any jurisdiction, whether now or hereafter in effect; or



         Section 8.12     Involuntary Proceedings.  any such petition or

application shall be filed or any such proceeding shall be commenced against either Obligor, the Guarantor or any of their respective

Subsidiaries, and either Obligor, the Guarantor or any such Subsidiary by any act or omission shall indicate approval of it, consent to it or acquiescence in it, or an order shall be entered appointing a trustee, custodian, receiver or liquidator of all or any substantial part of the assets of either Obligor,  the

Guarantor or any of their respective Subsidiaries, or granting relief to either

Obligor, the Guarantor or any of their respective Subsidiaries, or approving the petition in any such proceeding, and that order shall remain in effect for more than thirty (30) days, or in any event (i) any such petition or application shall not have been dismissed on or before sixty (60) days after its filing, or (ii)  any such proceeding shall not have been dismissed on or before sixty (60) days after its commencement; or



         Section 8.13     General Failures, Writ of Attachment, Etc.  either

Obligor, the Guarantor or any of their respective Subsidiaries shall fail generally to pay its debts as they become due, or suffer any writ of attachment or execution or any similar process to be issued or levied against it or any substantial part or all of its Property which is not released, stayed, bonded or vacated within thirty (30) days after its issue or levy; or



         Section 8.14     Fraudulent Concealment or Removal.  the Obligors, the

Guarantor or any of their respective Subsidiaries shall have concealed,

removed, or permitted to be concealed or removed, any part of its Property,

with intent to hinder, delay or defraud its creditors or any of them, or made or suffered a transfer of any of its Property which may be fraudulent under any bankruptcy, fraudulent conveyance or similar Law, or shall have made any transfer of its Property to or for the benefit of a creditor at a time when other creditors similarly situated have not been paid or shall have suffered or permitted, while insolvent, any creditor to obtain a Lien upon any of its

Property through legal proceedings or distraint which is not vacated within thirty (30) days from its effective date; or



         Section 8.15     Dissolution, Etc.  there is a dissolution,

liquidation or termination of existence of either Obligor, the Guarantor or any of their respective Subsidiaries, or the conveyance, lease or other disposition of a substantial part of either Obligor's, the Guarantor's or any of their respective Subsidiaries' assets; or



         Section 8.16     Environmental Claim Made.  any Governmental Authority

shall file any petition or application, or commence or intervene in any proceeding, in any court of competent jurisdiction claiming that either

Obligor, the Guarantor or any of their respective Subsidiaries is in violation of any environmental Law, and such claim shall not be dismissed on or before ninety (90) days after it is first so made; or



         Section 8.17     ERISA Claim Made.  any Governmental Authority shall

file any petition or application, or commence or intervene in any proceeding,

in any court of competent jurisdiction claiming that either Obligor, the

Guarantor or any of their respective Subsidiaries is in violation of ERISA, and such claim shall not be dismissed on or before ninety (90) days after it is first so made; or

         Section 8.18     RICO Claim Made.  any Governmental Authority shall

file any petition or application, or commence or intervene in any proceeding,

in any court of competent jurisdiction claiming that either Obligor, the

Guarantor or any of their respective Subsidiaries is in violation of the

Racketeer Influenced and Corrupt Organizations Act of 1970, and such claim shall not be dismissed on or before ninety (90) days after it is first so made;

or



         Section 8.19     Change of Control.  any Change of Control occurs; or



         Section 8.20     Subordinated Line of Credit Commitment Change.

without the Agent's prior written consent, the committed line of credit from

Guarantor's corporate parent, FirstCity to the Guarantor that is set forth in

Schedule 5 shall be amended, canceled or terminated, or FirstCity shall disavow any of its material obligations thereunder; or



         Section 8.21     Material Adverse Change.  any event shall occur that

would have a Material Adverse Effect;



then default shall have occurred under this Agreement, every one of the Notes described or referred to in it and all other Facilities Papers, including all renewals, extensions, rearrangements, increases or substitutions of them, all of the Banks' obligations (if any are then outstanding) to fund any advance or payment to or for the account of either Obligor shall automatically and immediately lapse and the Agent at its option may -- and at the direction of the Majority Banks shall -- (a) without notice declare any or all of the Notes and all of the Obligors' Obligations to each of the Banks to be, and thereupon they shall all forthwith become, immediately due and payable, together with all accrued interest on them and all unpaid Facility Fees or other fees theretofore incurred by the Obligors, without notice of any kind, notice of acceleration or of intention to accelerate, presentment, demand or protest, all of which each of the Obligors hereby expressly waives (provided, that such acceleration shall occur automatically and immediately upon the occurrence of any of the events described in either of Sections 8.11 or 8.12), or (b) proceed to protect and enforce the Banks' rights under this Agreement and any other Facilities Papers,

by any appropriate proceedings, and all Liens securing any and all Obligations of the Obligors to the Banks, the Agent or any of them shall be subject to foreclosure in any manner provided for therein or provided for by applicable

Law, as the Agent may elect.  The Banks or the Agent may also elect to specifically enforce any covenant or agreement contained in this Agreement or in any of the Notes or other Facilities Papers, or to enforce any other legal or equitable right provided under this Agreement or in any of the Notes or any other Facilities Papers, or otherwise existing under any Law.  No remedy, and no right or power, of the Agent or the Banks, or any of them, is intended to be exclusive of any other remedy, right or power, and each and every remedy, right and power shall be cumulative and in addition to every other remedy, right and power given hereunder or now or hereafter existing at Law or in equity, or by statute or otherwise, and the Agent's or any Bank's pursuit of any remedy or remedies shall not be construed as an election to waive or relinquish any other available remedy.

                      ARTICLE 9.  AFFIRMATIVE COVENANTS



         Until each of the Obligors has fully paid and performed all of its

Obligations to the Banks under the Current Facilities Agreement and the Banks are no longer committed to make Loans or purchases under the Current Facilities

Agreement, each of the Obligors agrees to keep, observe and perform the following affirmative covenants, to the extent applicable:



         Section 9.1      Use of Proceeds.  Each of the Obligors agrees to use

the proceeds of all Loans for proper corporate purposes in the ordinary course of such Obligor's business as it is presently being conducted, as represented and warranted in this Agreement, and for no purpose other than the respective purposes permitted for each of the Facilities as stated in this Agreement.



         Section 9.2      Promptly Correct Escrow Imbalances.  By no later than

seven (7) Business Days after learning (from any source) of any material imbalance in any escrow account(s) maintained by either Obligor, the applicable

Obligor will fully and completely correct and eliminate such imbalance.



         Section 9.3      Financial Statements and Other Reports.  Each of the

Obligors agrees to deliver to the Agent and -- except for the weekly Investor

Commitment and Trade Ticket reports required by clause (a) and the weekly schedule of Eligible Receivables required by clause (j) of this Section which are to be furnished only to the Agent -- to each of the other Banks:



         (a)     by no later than Wednesday of each week, such Obligor's weekly

Investor Commitment (described in Section 2.13) and Trade Ticket reports for the preceding week in form substantially similar to those heretofore furnished to the Agent, sufficient in detail to allow the Agent to reconcile such reports with Investor Commitments or Trade Tickets held in trust by the Obligors for the Agent;



         (b)     promptly -- and in any event within thirty (30) days -- after the end of each calendar month, a management report substantially in the form of Schedule 3 regarding such Obligor's commitment position, pipeline position and hedging position, prepared as of the end of such month;



         (c)     within thirty (30) days after the end of each calendar month,

the Obligors' and the Guarantor's monthly Financial Statements, including all notes to them, including a balance sheet as of the end of such month and an income statement for such month and for the fiscal year to date, prepared substantially in accordance with GAAP subject to normal year-end adjustments,

and also including copies in forms substantially similar to those heretofore furnished to the Agent of each of the Obligors' portfolio delinquency reports for such month;



         (d)     as soon as available and in any event within ninety (90) days after the last day of each fiscal year of each of the Obligors and the

Guarantor (or longer if and -- for the same period that -- GNMA, FNMA, FHLMC and HUD extend the time for such Obligor to file audited Financial Statements with them, but in no event beyond one hundred twenty (120) days after such fiscal year

end), each Obligor's and the Guarantor's annual Financial Statements, and including a balance sheet and a statement of income, retained earnings and cash flows for such fiscal year and the immediately preceding fiscal year in comparative form and in reasonable detail, and all notes to them, all prepared in conformity with GAAP and accompanied by a report and opinion, without material disclaimer or qualification, of KPMG Peat, Marwick or another firm of certified public accountants reasonably acceptable to and approved by the

Agent, stating that such accountants have conducted audits of such Financial

Statements in accordance with generally accepted auditing standards and that,

in their opinion, such Financial Statements present fairly, in all material respects, the financial position of the applicable Obligor or the Guarantor as of the date thereof and the results of its operations and cash flows for the periods covered thereby in conformity with GAAP -- each such annual auditor's report and opinion shall either include or be accompanied by (1) such accountants' statement that their examination included tests relating to

Mortgage Loans serviced for others in accordance with the requirements of the

"Uniform Single Audit Program for Mortgage Bankers" and (2) such accountants'

report made in accordance with the requirements of such program of exceptions or errors, if any, in such Obligor's or the Guarantor's records;



         (e)     as soon as available and in any event within forty-five (45)

days after the end of (1) each month, a current written appraisal by the management of each Obligor, and (2) each fiscal quarter of each fiscal year of each Obligor, a current written appraisal by an independent appraiser

(nationally known as expert in the evaluation of Loan Servicing Rights and acceptable to the Agent in the exercise of its sole discretion), in each case appraising the fair market value of the Owned Servicing Rights of such Obligor as of the end of such month or fiscal quarter; such appraisal shall be addressed to the Agent and shall be in a form reasonably acceptable to the

Agent, and if the opinion of value in any such appraisal is expressed as a range of values, then for purposes of this Agreement, the appraised value shall be deemed the midpoint (the average of the limits) of the range; provided, that the Agent (at the discretion of the Majority Servicing Acquisition Banks) has the right to request an independent appraisal more frequently than quarterly;

and provided further that for purposes of this Agreement, the value of the

Obligors' commercial mortgage loan Servicing Rights shall in no event exceed the least of (i) their appraised value, (ii) twenty basis points (0.020%) of the aggregate principal sum of the Obligors' commercial mortgage loan servicing portfolio on any day or (iii) Two Million Dollars ($2,000,000) in the aggregate in excess of the value of commercial mortgage loan Servicing Rights pledged to any Person other than to Agent pursuant to this Agreement;



         (f)     together with each delivery of Financial Statements pursuant to Sections 9.3(c) and 9.3(d), a Compliance Certificate, properly completed which, among other things required by such form:



                 a.       sets forth in reasonable detail all calculations

necessary to show that the Obligors are in compliance with the requirements of this Agreement, or if the Obligors are not in compliance, showing the extent of noncompliance, stating the period of noncompliance and specifying what actions the Obligors have taken and propose to take with respect to it; and

                 (2)      sets forth in sufficient detail satisfactory to the

Agent the delinquency status of all Serviced Mortgages (calculated as described in Section 10.14); and



                 (3)      sets forth in sufficient detail satisfactory to the

Agent, the aggregate principal amount of each Obligor's Debt as of the end of the time period to which the accompanying Financial Statements relate;



         (g)     together with each delivery of monthly Financial Statements pursuant to Section 9.3(c), a copy of the Obligors' current mortgage criteria and rate sheets distributed to Subprime Mortgage loan brokers;



         (h)     all other delinquency reports maintained by the Obligors and such other reports in respect of the Collateral deposited with or held by or for the Agent pursuant to this Agreement or any other Facilities Paper, in such detail and when and as the Agent may reasonably request from time to time;



         (i)     within thirty (30) days after such Obligor's receipt of such

Obligor's annual HUD report, a copy of such HUD report and such Obligors'

response to it;



         (j)     within thirty (30) days after such Obligor's receipt of such

Obligor's GNMA, FNMA or FHLMC audit, a copy of such GNMA, FNMA or FHLMC audit and such Obligor's response to it;



         (k)     by no later than Wednesday of each week, such Obligor's

weekly, detailed computer generated schedule of all Eligible Receivables;



         (l)     copies of all other regular or periodic financial and other reports, if any (including any warranty or indemnity claim reports), that either Obligor or the Guarantor shall file with GNMA, FNMA, FHLMC, HUD or VA or any other Governmental Authority, in such detail and when and as the Agent may reasonably request from time to time; and



         (m)     From time to time, with reasonable promptness, such further information regarding each Obligor's or the Guarantor's business, operations,

properties or financial condition as the Agent or any Bank may reasonably request.



         Section 9.4      Maintenance of Existence and Properties; Conduct of

Business.  Each of the Obligors agrees to (a) preserve and maintain its corporate existence in good standing and preserve and maintain all of its material rights, privileges, licenses and franchises, and all its real and personal property, necessary or desirable in the normal conduct of its business, including its eligibility as mortgagee, seller/servicer or issuer as described in Section 7.4, and (b) make no material change in the nature or character of its business.

         Section 9.5      Compliance with Applicable Laws.  Each of the

Obligors agrees to comply with the requirements of all applicable Laws which if breached by such Obligor could reasonably be expected to result in a Material

Adverse Effect, except only where such Obligor is diligently contesting such

Laws in good faith and by appropriate proceedings with appropriate reserves for any potential associated liabilities which reserves are both (a) established in accordance with GAAP and (b) reasonably determined to be adequate by such

Obligor's Board of Directors.



         Section 9.6      Perform Agreements.  Each of the Obligors will do and

perform every act and discharge every obligation under the Facilities Papers and each Offer made and in the manner herein and therein specified.



         Section 9.7      Books.  At any reasonable time, upon the Agent's or

any Bank's request, each of the Obligors will permit the Agent or any Bank or their respective agents or representatives to examine such Obligor's books of account, records, reports and other papers and make copies and extracts from them, inspect such Obligor's Property and discuss such Obligor's business,

finances, accounts and affairs with its chief executive or chief operating officer and independent certified public accountants and hereby consents to and approves of any such discussions and examinations previously held.  Each of the

Obligors agrees to provide its accountants with a copy of this Agreement

(including each supplement, amendment or restatement of it made, and each from time to time hereafter made promptly after its execution) and will instruct its accountants to answer candidly any and all questions that the officers or any authorized representatives of the Agent or any Bank may address to them in reference to such Obligor's financial affairs or condition.  Each of the

Obligors may have its representatives in attendance at any meetings between the officers or other representatives of the Agent or any Bank and such Obligor's accountants held in accordance with this Section.



         Section 9.8      Investor Commitments.  With respect to Eligible

Mortgages, at all times maintain in effect Investor Commitments in an aggregate amount of at least one hundred percent (100%) of the aggregate unpaid principal balances or amounts of such Eligible Mortgages.



         Section 9.9      Notice. Each of the Obligors agrees to give written

notice to the Agent and the Banks of any of the following that may occur immediately after such Obligor first learns of it:



         (a)     the occurrence of a Potential Default or a Default.



         (b)     the institution or threat of any action, suit or proceeding by or against either Obligor in or before any Governmental Authority (excluding routine HUD or VA audits not undertaken for cause).



         (c)     the filing, recording or assessment of any federal, state or local tax Lien against such Obligor which could reasonably be expected to have a Material Adverse Effect.

         (d)     such Obligor's failure for any reason to continuously satisfy all requirements for maintaining its eligibility as an approved mortgagee,

seller/servicer or issuer as described in Section 7.4, or the suspension,

revocation or termination of such eligibility for any reason.



         (e)     any event or condition that either currently has a Material

Adverse Effect or (either by itself or in combination with other existing or reasonably anticipated circumstances) if adversely determined, could have a

Material Adverse Effect.



         Section 9.10     Pay Debt, Taxes, etc.  Each of the Obligors agrees to

pay when due and before delinquency (a) all taxes and other governmental charges or levies imposed on such Obligor, its income or profits or any of its

Property, (b) all lawful claims for labor, materials and supplies which, if unpaid, might become a Lien upon any of its Property and (c) all Debts,

accounts, liabilities, debts and charges now or hereafter owing by such

Obligor.  Each of the Obligors agrees to maintain appropriate accruals and reserves for all Debts and all other liabilities, debts and charges in a timely fashion in accordance with GAAP.  Provided, that each Obligor may delay paying any such taxes, levies, claims, accounts, Debts or other liabilities, debts and charges (excluding those owing to the Banks, all of which must be paid when due) if, to the extent that and for so long as (1) such Obligor is contesting their validity diligently, in good faith and by appropriate proceedings, (2)

such Obligor has posted such bond or other security as shall be fully effective to prevent or stay any attachment, garnishment, sequestration or seizure of any of such Obligor's Property during the pendency of such proceedings, (3) such

Obligor has set aside on its books adequate reserves in accordance with GAAP and (4) such Obligor pays such taxes, etc. before any of such Obligor's

Property can lawfully and effectively be garnisheed, attached or sold to secure or satisfy them and before any judgment in respect of them against such Obligor or any of its Property becomes final.



         Section 9.11     Insurance.  Each of the Obligors agrees to maintain

(a) errors and omissions insurance or mortgage impairment insurance and blanket bond coverage with such companies and in such amounts as satisfy prevailing

GNMA, FNMA, FHLMC, FHA and VA requirements and (b) liability insurance and fire and other hazard insurance on its Properties with responsible insurance companies, in such amounts and against such risks as is customarily carried by similar businesses operating in the same vicinity.  Each of the Obligors agrees to furnish evidence of such insurance to the Agent upon request without charge promptly after a request made from time to time by the Agent.



         Section 9.12     Other Loan Obligations.  Each of the Obligors agrees

to perform all obligations under the terms of each loan, credit or similar agreement, promissory note, mortgage, security agreement, indenture or other debt or security instrument by which such Obligor is bound or to which it or any of its Property is subject, if the failure to perform such obligations could have a Material Adverse Effect (either by itself or in combination with other existing or reasonably anticipated circumstances).

         Section 9.13    Covenants Concerning Collateral.  Each of the Obligors

agrees to:



         (a)     Service (or cause to be serviced) all Mortgage Loans included in the Collateral which such Obligor has the right or obligation to service, in accordance with standard industry requirements and all applicable GNMA, FNMA,

FHLMC, FHA and VA requirements, including taking all actions necessary to enforce the obligations of the obligors under such Mortgage Loans.



         (b)     Service (or cause to be serviced) in accordance with all

applicable contractual and other requirements all Mortgage Loans and commercial mortgage loans which (1) back Mortgage-Backed Securities included in the

Collateral and (2) such Obligor has the right or obligation to service.



         (c)     Timely comply in all respects with all terms and conditions of all Investor Commitments or Trade Tickets covering Collateral (and any renewals, extensions or modifications of them or substitutions for them), and cause the Collateral covered by and intended to be sold under each Investor

Commitment or Trade Ticket to be delivered to the Qualified Investor who issued the Investor Commitment or Trade Ticket before its expiration in the manner and order contemplated by the Investor Commitment or Trade Ticket.



         (d)     Maintain -- at such Obligor's principal office -- in trust,

for the benefit of the Agent and the Banks, the originals (or copies in any case where the original has been delivered to the Agent) of all Residential

Mortgage Notes, recorded Residential Mortgages and Qualified Mortgage Loans included in Collateral and Investor Commitments or Trade Tickets related to them, all insurance policies and all related papers, as well as all files,

surveys, certificates, correspondence, appraisals (to the extent required by the policies of any Qualified Investor), computer programs, tapes, disks,

cards, accounting records and other information and data relating to the

Collateral. Upon the Agent's reasonable request, such Obligor will promptly make them conveniently available to the Agent.



         (e)     Warrant and forever defend to the Agent, the Banks and their respective successors and assigns, (1) title to the Collateral and (2) the

Liens granted by this Agreement and the other Facilities Papers.



         (f)     Promptly discharge and perform all of such Obligor's

obligations with respect to any of the Collateral and all Investor Commitments

or Trade Tickets relating to it.



         (g)     Upon request by the Agent from time to time, expeditiously apply for and -- if such counterparties are willing to make such agreements with an Obligor (each of the Obligors agrees in good faith to urge them to do

so) -- to execute such acknowledgment agreements and related agreements with

GNMA (if any such agreements with GNMA are both available and deemed by the

Agent to be necessary), FNMA, FHLMC and other counterparties to Loan Servicing

Agreements as are necessary or appropriate, in the Agent's opinion, to achieve,

maintain or improve establishment and perfection of the Agent's security interest in collateral intended to be covered by the Servicing

Rights Security Agreement as security for all of such Obligor's present and future Obligations to the Banks.



         Section 9.14     Employee Benefit Plans.  Each of the Obligors agrees

to promptly furnish to the Agent:



         (a)     Within ten (10) Business Days after the occurrence of a

Reportable Event with respect to any Plan, a copy of any materials required to be filed with the PBGC with respect to such Reportable Event.



         (b)     A copy of any notice of intent to terminate a Plan, no later than the date such notice is required to be provided to participants of such

Plan under Section 4041(a)(2) of ERISA and copies of any notices of noncompliance received from the PBGC under Section 4041(b)(2)(C) of ERISA,

within ten (10) Business Days after such Obligor's receipt of such notice.



         (c)     Not later than ten (10) Business Days after its receipt by such Obligor, any ERISA Affiliate of such Obligor or the administrator of any

Plan, a copy of any notice to such Obligor or such ERISA Affiliate that the

PBGC has instituted proceedings to terminate such Plan or to appoint a trustee to administer such Plan.



         (d)     A statement from a vice president or more senior officer of such Obligor describing any event or condition which might constitute grounds under Section 4042 of ERISA for the termination of any Plan or for the appointment of a trustee to administer any Plan, within ten (10) Business Days after such Obligor knows or has reason to know such event or condition exists.



         (e)     Within ten (10) Business Days after its receipt by such

Obligor or any ERISA Affiliate of such Obligor, a copy of any notice concerning the imposition of any withdrawal liability under Section 4202 of ERISA.



         Section 9.15     Benefit Plan Obligations.  Each of the Obligors

agrees to reduce future contributions or benefits to each Plan to the extent

(if any) (a) necessary to avoid the occurrence of a Default and (b) that such reduction may be effected without (1) causing a "partial termination" as that term is used in Section 411(d)(3) of the Internal Revenue Code of 1986, as

amended, and its related regulations and (2) causing the Plan to become disqualified or violating ERISA.



         Section 9.16     Further Assurances.  Each of the Obligors agrees to

promptly cure any defects in the execution and delivery of any of the

Facilities Papers.  Each of the Obligors agrees to do, execute, acknowledge and deliver (or cause to be done, executed, acknowledged and delivered) at its own cost and expense, all such further acts, documents and assurances as the Agent in its discretion shall request or require to more fully, completely or effectively (a) state the obligations intended to be stated in the Facilities

Papers, (b) effect the pledge and assignment to the Agent of the Collateral intended by the Facilities Papers to be pledged and assigned or which such

Obligor may be (or may hereafter become) bound to pledge or assign to the

Agent, (c) perfect any transfer,
conveyance or security interest created or intended to be created under the

Facilities Papers, or (d) carry out the intention or facilitate the performance of the terms of this Agreement and the other Facilities Papers.  Without limitation, each of the Obligors agrees to immediately execute and deliver to the Agent (or its designee) upon written request all such other and further security agreements, financing statements and other papers in compliance with,

or accomplishment of, such Obligor's promises and obligations in the Facilities

Papers, as the Agent shall request from time to time, and to furnish favorable written opinions of counsel as to the validity and enforceability of this

Agreement and the other Facilities Papers and the validity, enforceability,

perfection and priority of any Lien against the Collateral intended by the

Facilities Papers to be pledged and assigned -- or that such Obligor may be (or may hereafter become) bound to pledge or assign -- to the Agent, containing only such exceptions and qualifications as such counsel requires and as are reasonably acceptable to the Agent and its legal counsel.



                        ARTICLE 10.  NEGATIVE COVENANTS



         Until each of the Obligors has fully paid and performed all of its

Obligations to the Banks under the Current Facilities Agreement and the Banks are no longer committed to make Loans or purchases under this Agreement, each of the Obligors agrees to keep, observe and perform the following negative covenants, to the extent applicable:



         Section 10.1     No Change of Business.  Each of the Obligors agrees

not to engage to any material extent in any line of business other than the lines of business in which such Obligor and its Subsidiaries are regularly engaged on the Effective Date, and the Obligors have disclosed all of such lines of business to the Banks.



         Section 10.2     No Other Investments.  Each of the Obligors agrees

not to make Investments other than in the normal course of such Obligor's business, as presently conducted or as changed in accordance with this

Agreement.



         Section 10.3     No Other Debt.  Without first obtaining the Agent's

specific written consent, each of the Obligors agrees to neither directly nor indirectly create, or permit any of its Subsidiaries to create, any Debt (or suffer any Debt to exist) except (a) to the Banks under this Agreement, (b) the

Company's existing separate warehouse revolving credit facility from Coastal

Banc Savings Association, a Texas savings and loan association, in an aggregate amount not to exceed Thirty-six Million Dollars ($36,000,000), (c) Debt of the

Company to certain financial institutions described in that certain 3/96 Senior

ICF Credit Agreement dated as of March 31, 1996 by and between the Company,

TCB, as Agent, and the financial institutions parties thereto from time to time, as such agreement may be amended, restated, modified or supplemented from time to time (but not increased) (the "ICF Agreement"); (d) Subordinated Debt to

Affiliates (including the Guarantor); (e) Debt under additional warehouse facilities, which may be made available by TCB or a syndicate of lenders for which TCB is agent not including (b) above of up to an aggregate of Fifty

Million Dollars ($50,000,000) (the Agent agrees to give notice to the Banks if and when TCB or such a syndicate from time to time agrees to extend new credit to the Obligors that would result in Debt permitted by this clause (e)), (f) Debt under FHA/VA/RHS receivables financing facilities which may be made available by TCB or a syndicate of lenders for which TCB is agent of up to an aggregate of Two Hundred Million Dollars ($200,000,000) (the

Agent agrees to give notice to the Banks if and when TCB or such a syndicate from time to time agrees to extend new credit to the Obligors that would result in Debt permitted by this clause (f)), (g) Debt of less than an aggregate One

Million Dollars ($1,000,000) incurred in the ordinary course of business and

(h) Debt under mortgage gestation repurchase agreements pursuant to the express provisions of which the relevant purchaser(s) has no recourse to the Company.



         Section 10.4     Limitation on Dividends.  Each of the Obligors agrees

to take no action that would result in such Obligor's declaring dividends,

distributions or stock redemptions in any fiscal year except that if (and only

if):



         (a)     no Potential Default has occurred that has not been cured

                 before it has become a Default;



         (b)     no Default has occurred that has not been declared in writing by the Agent to have been cured or waived;



         (c)     the Obligors' GAAP net income for such year is at least One

Dollar ($1); and



         (d)     after giving effect to such dividend payment (1) the Obligors'

cash remaining on hand after such payments plus (2) the Warehouse Loan Values of all Eligible Mortgages owned by the Obligors and that have not been pledged or borrowed against, totals at least Two Million Dollars ($2,000,000);



then such Obligor may declare and pay the following dividends to the Guarantor:



                 (1)      such dividend (if any) as is reasonably required to

pay the cash federal income tax amount due and payable by the Obligors' and the

Guarantor's consolidated corporate group (not to exceed, however, the cash tax amount that would be due if such Obligor were to file and pay its own tax return and taxes taking into account the tax benefit of the Obligors' and the

Guarantor's filing consolidated tax returns, including the Guarantor's interest expense deductions);



                 (2)      if either Obligor shall have incurred Subordinated

Debt, then no dividend shall thereafter be declared or paid until such

Subordinated Debt shall have repaid or until there shall have been a conversion of that Subordinated Debt into common stock of the applicable Obligor, after which a dividend of up to twenty-five percent (25%) per annum of the Obligors'

after-tax net income may be declared and paid; and



                 (3)      such other dividend, if any, as shall hereafter be

specifically approved in writing by the Agent.

         Section 10.5     Minimum Net Worth.  Each of the Obligors agrees to

neither suffer nor permit its Net Worth -- measured at the end of each month on or after the Effective Date -- to be or become less than the net value of acceptable assets less liabilities as is from time to time required by each of

GNMA, FNMA, FHLMC, VA and FHA, as applicable, for such Obligor to continuously maintain its status as an approved mortgagee, seller/servicer and issuer as described in Section 7.4.



         Section 10.6     Minimum Servicing Portfolio Size.  The Obligors agree

to neither suffer nor permit the Eligible Servicing Portfolio Balance to be less than Three Billion Five Hundred Million Dollars ($3,500,000,000) at any

time.



         Section 10.7     Maximum Debt to Servicing Portfolio Ratios.  The

Obligors agree to neither suffer nor permit the ratio -- measured at the end of each month on or after the Effective Date -- of (a) their aggregate Senior

Acquisition Debt or (b) their Consolidated Servicing and Receivables Debt, to the aggregate appraised value of the Obligors' Eligible Servicing Portfolio, as most recently determined by independent appraisal in accordance with Section

9.3(e), to exceed the following percentages:



           (a) Senior Acquisition Debt           (b) Consolidated Servicing

                                                     and Receivables Debt



                        65%                                  90%



         Section 10.8      Minimum Fixed Charge Coverage Ratio.



         (a)  As of December 31, 1997, and as of each December 31 thereafter,

the Obligors agree to neither suffer nor permit the ratio of (1) their Funds from Operations for the four quarters (12 months) then ended to (2) their aggregate Consolidated Fixed Charges for Consolidated Servicing and Receivables

Debt for the same four-quarter (12 month) period (specifically excluding from the calculation any principal amounts which may have been paid prior to the

Effective Date and paid in connection with Debt incurred prior to the Effective

Date), to be less than the ratio of 1.25 to 1.00; and



         (b)  Commencing with March 31, 1997, and as at each June 30th,

September 30th, and March 31st thereafter, the Obligors (at their election)

will either:



                 (1)      neither suffer nor permit the ratio of (x) their

Funds from Operations for the four quarters (12 months) then ended to (y) their aggregate Consolidated Fixed Charges for Consolidated Servicing and Receivables

Debt for that same four-quarter (12 month) period (specifically excluding from the calculation any principal amounts which may have been paid prior to the

Effective Date and paid in connection with Debt incurred prior to the Effective

Date) to be less than the ratio of 1.25 to 1.00; or

                 (2)      maintain Liquid Reserves of not less than Six Million

Dollars ($6,000,000), with at least Four Million Dollars ($4,000,000) comprised of Liquid Reserves other than the undrawn balance described in clause (d) of the definition of "Liquid Reserves."



         Section 10.9      Minimum Current Ratio.  The Obligors agree to neither

suffer nor permit their Current Ratio -- measured at the end of each month on or after the Effective Date -- to be or become less than the ratio of 0.97 to

1.00.



         Section 10.10     Minimum Adjusted Tangible Net Worth.  The Obligors

agree to neither suffer nor permit their Adjusted Tangible Net Worth at any time to be or become less than Twenty-five Million Dollars ($25,000,000) plus,

from and after January 1, 1999, fifty percent (50%) of the Obligors' GAAP net income at the end of the Obligors' fiscal year last ended.



         Section 10.11     Maximum Adjusted Debt to Adjusted Tangible Net Worth.

The Obligors agree to neither suffer nor permit the ratio -- measured at the end of each month on or after the Effective Date -- of (a) aggregate Adjusted

Debt for the month just ended to (b) the Obligors' Adjusted Tangible Net Worth for the month just ended to be greater than the ratio of 12.00 to 1.00.



         Section 10.12     Maximum Adjusted Debt Less Warehouse Debt to Adjusted

Tangible Net Worth.  The Obligors agree to neither suffer nor permit the ratio

-- measured at the end of each month on or after the Effective Date -- of (a)

the Obligors' aggregate Adjusted Debt minus the aggregate principal balance of all Loans outstanding under the Warehouse Line and all Debt under any and all other mortgage warehouse facilities to (b) Adjusted Tangible Net Worth to exceed the ratio of 2.5 to 1.



         Section 10.13     Maximum Servicing Acquisition Debt to Adjusted

Tangible Net Worth.  The Obligors agree to neither suffer nor permit the ratio

-- measured at the end of each month on or after the Effective Date -- of (a)

the Obligors' aggregate Servicing Acquisition Debt to (b) Adjusted Tangible Net

Worth to exceed the ratio of 1.5 to 1.



         Section 10.14     Maximum Serviced Mortgages Delinquency Ratio.  The

Obligors agree to neither suffer nor permit the aggregate number of Serviced

Mortgages that are In Default to exceed ten percent (10%) of their total aggregate number of Serviced Mortgages in the portfolio, calculated on the basis of a three (3) month rolling average, as reflected in a mortgage servicing portfolio delinquency report which the Obligors agree to prepare and furnish to each of the Banks monthly within thirty (30) days after the end of each month.



         Section 10.15     Limitations on Transactions with Affiliates.



         (a)     The Obligors agree to neither amend, modify nor change, in any respect that would have a Material Adverse Effect (either by itself or in combination with other existing or reasonably anticipated circumstances), any material agreement or instrument, whether now or hereafter existing, pursuant to which the Obligors may incur Debt to an Affiliate (the Obligors acknowledge that they
may do so only with the Agent's consent), or to take, suffer or permit any act or omission in respect of any such Debt to any Affiliate that would have that effect.  For purposes of this Section, any of the following will constitute a

Material Adverse Effect per se and without regard to any other conditions,

circumstances or considerations:



                 (1)      any increase in the effective interest rate

applicable to any of the Obligors' Debt to an Affiliate.



                 (2)      any direct or indirect increase in the amount or

frequency of any principal payments on such Debt, including any voluntary or involuntary prepayment of such Debt.



                 (3)      any acceleration of the maturity of any part of such

Debt.



                 (4)      any prepayment of or agreement to accelerate, the

maturity of any part of such Debt.



         (b)     The Obligors agree not to incur any Debt to any Affiliate or otherwise undertake or engage in any other transaction with an Affiliate except

Debt (i) incurred upon fair and reasonable terms no less favorable than the

Obligors could obtain in a comparable arm's-length transaction with a Person who is not an Affiliate, (ii) that does not violate or result in a violation of any of Sections 10.3, 10.5, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 or 10.13 and

(iii) after giving effect to which no Potential Default or Default will exist.



         (c)     The Obligors agree neither to directly or indirectly guarantee any Debt of the Guarantor or any Debt of any other Affiliate except for (1) the

Guaranty and (2) guarantees of recourse Loan Servicing Rights in an amount not to exceed five percent (5%) of the aggregate principal amount of the Obligors'

and their Affiliates' Serviced Mortgages portfolio.



         (d)     Except for commissions and bonuses paid to officers and

employees in the ordinary course of business, the Obligors agree to make no advances, loans or distributions in excess of an aggregate One Hundred Thousand

Dollars ($100,000) to its officers, employees or shareholders without the

Agent's prior written consent.



         (e)     The Company agrees to issue no additional capital stock

without the Agent's prior written consent and unless it is pledged and delivered when issued to the Agent as Collateral.



         Section 10.16     Limitation on Unmarketable Loans.  The Obligors agree

not to own at any time more than Four Million Five Hundred Thousand Dollars

($4,500,000) in aggregate principal amounts of Mortgage Loans that, for any reason, are not eligible for sale in the regular secondary market for

Residential Mortgage Loans; provided that, for this Section's purposes,

Mortgage Loans whose purchase by the Obligors is financed under the VA/FHA/PMI

Foreclosure Receivables Sub-subline or the Repurchased Defaulted Mortgages

Sub-subline shall not be considered ineligible for sale as aforesaid.

         Section 10.17     No Uncovered Commercial Loans and No ADC, Etc. Loans.

Except as otherwise provided in this Section or as approved in writing by the

Agent on a case-by-case basis, the Obligors agree not to make or acquire after the Effective Date any direct outright ownership interest, participation interest or other creditor's interest in any commercial real estate loan

(except only for commercial real estate loans which FNMA or another Qualified

Investor approved by the Agent for that purpose has issued a valid and enforceable commitment to purchase from either Obligor after completing its underwriting of such loans), personal property loan, oil and gas loan,

commercial loan, wrap-around real estate loan not subject to a valid Investor

Commitment, unsecured loan, acquisition loan, development loan, construction loan (except only for construction loans that (a) are participated in by another reputable financial institution at the time of their initial funding to the extent of at least ninety-nine percent (99%) of the amount committed to be lent and (b) FNMA or another Qualified Investor approved by the Agent for that purpose has issued a valid and enforceable commitment to purchase after the construction financed has been completed or (c) made pursuant to the ICF

Agreement) or unimproved real estate loans except for such loans made pursuant to the ICF Agreement.



         Section 10.18     Loss of Eligibility.  Each of the Obligors agrees not

to take or omit to take any act that would result in the suspension or loss of any of its status with any of GNMA, FNMA, FHLMC, VA or FHA as an eligible mortgagee, seller/servicer and issuer as described in Section 7.4.



         Section 10.19     Fiscal Year Accounting.  Neither Obligor will change

its fiscal year or method of accounting unless and until required or recommended by GAAP and then only after giving notice and a written explanation of each such change and the reasons for it to the Agent at least thirty (30)

days before the change becomes effective.



         Section 10.20     Loans, Advances and Investments.  Each of the

Obligors agrees (a) to neither make nor hold any loan, advance or capital contribution to any Person (or for the account or benefit of any Person) or any investment in any Person (including any investment in excess of One Million

Dollars ($1,000,000) in all Subsidiaries), (b) to neither purchase nor otherwise acquire any Person's capital stock, securities or evidence of debt

(collectively, "Investments") and (c) to not otherwise acquire any interest in any Person or control of any Person, except (if and only if the making of an

Investment described below would not violate any other provision of this

Agreement or have a Material Adverse Effect) the following:



                 (1)      Mortgage Loans.



                 (2)      Investments in Qualified Investment Securities.



                 (3)      Any acquisition of securities or evidence of debt of

others when acquired by such Obligor in settlement of accounts receivable or other debts arising in the ordinary course of business, if the aggregate amount of any such securities or evidence of debt is not material to such Obligor's financial condition according to GAAP.

                 (4)      Any acquisition in the ordinary course of such

Obligor's business of (A) servicing portfolios and related assets, (B)

Mortgage-Backed Securities, (C) Mortgage Loans or (D) businesses for the purpose of increasing Mortgage Loan production, and related transactions.



         Section 10.21     Actions with Respect to Pledged Mortgages.



         (a)     Each of the Obligors agrees to neither compromise, extend nor

(except in accordance with the provisions of the Pledged Mortgages or to correct an error) adjust payments on any Pledged Mortgage, accept a conveyance of mortgaged Property in full or partial satisfaction of any Pledged Mortgage or -- except against full repayment of the affected Residential Mortgage --

release any Residential Mortgage securing or underlying any Pledged Mortgage.



         (b)     Neither Obligor will agree to the amendment, termination or pairing off of any Investor Commitment or to the substitution of a different

Investor Commitment for an Investor Commitment, if such amendment, termination,

pairing off or substitution may reasonably be expected (as determined by the

Agent) to have a Material Adverse Effect (either by itself or in combination with other existing or reasonably anticipated circumstances).



         (c)     Neither Obligor will transfer, sell, assign or deliver to any

Person other than the Agent any Pledged Mortgage other than pursuant to

Investor Commitments.



         (d)     Neither Obligor will grant, create, incur or assume, or permit or suffer to exist, any Lien upon any Pledged Mortgage except for (1) Liens granted to the Agent or (2) such non-consensual Liens (if any) as may be deemed to arise by operation of law pursuant to any Investor Commitment.



         Section 10.22     Cancellation of Loan Servicing Rights.  Each of the

Obligors agrees to neither suffer nor permit the cancellation for cause of

Twenty-five Million Dollars ($25,000,000) or more of Owned Servicing Rights.



         Section 10.23     Change of Underwriting Standards for "C" or "D" Grade

Mortgage Loans. Without the Agent's consent, the Obligors will not change the

Subprime Underwriting Standards insofar as they define "C" and "D" credit grade

Mortgage Loans from the standards therefor set forth in the Obligors' current credit grade matrix, a copy of which is attached as Schedule 6.



         Section 10.24     Continuous Compliance.  Notwithstanding that the

Obligors' compliance with most of the financial covenants set forth in Sections

10.5 through 10.14 is provided in such Sections to be measured periodically,

the Obligors agree to use their best good faith efforts to comply with each of those financial covenants at all times and continuously for so long as this

Agreement is in force.

         ARTICLE 11.  AGREEMENTS CONCERNING THE AGENT AND THE BANKS



         Section 11.1     Authorization and Action.  Each of the Banks hereby

irrevocably appoints TCB as the Agent under this Agreement and the other

Facilities Papers and authorizes the Agent to act on such appointing Bank's behalf and to exercise such powers under this Agreement and all other

Facilities Papers as are specifically delegated to or required of the Agent by their terms, together with all reasonably incidental powers.  If the Agent (in such capacity) (a) receives any material writing from either Obligor (including any report or statement required by any of the Facilities Papers), (b) receives any default notice from any Bank alleging or relating to any Default by either

Obligor or (c) gives any Default notice to either Obligor pursuant to the terms of any Facilities Paper, then in each such instance, the Agent shall promptly forward copies of such material writing or Default notice to the other Banks.

As to any matter not expressly provided for by this Agreement and all other

Facilities Papers (including enforcement or collection of any Note and foreclosure on any Collateral for any or all of either Obligor's present or future Obligations under the Facilities Papers), the Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the joint instructions of all of the affected

Banks, and such instructions shall be binding upon all Banks; provided, that the Agent shall not be required to take any action that it reasonably believes may (1) expose it to personal liability or (2) be contrary to this Agreement,

any other Facilities Papers or applicable requirements of Law.  The Agent may

(but shall not be under any obligation to) propose to take action or actions under this Agreement and the other Facilities Papers in a notice to the other affected Banks; unless otherwise directed by the other affected Banks within ten (10) Business Days after the date of such notice, the Agent may (but shall not be obligated to) take the action or actions proposed in such notice and the

Agent shall be fully protected in so acting as if it had received instructions to take such action or actions from the other affected Banks; provided that without the Majority Banks' approval, the Agent shall not (A) declare in writing that a Default that has occurred has been waived or cured (provided that without all Banks' approval the Agent shall not declare in writing that a payment Default that has occurred has been waived), (B) consent to any merger or consolidation of either Obligor with or into another Person that would have the effect described in clause (a)(2) or (b)(2), as applicable, of this

Agreement's definition of "Change of Control", (C) consent to either Obligor's obtaining a Servicing Acquisition Loan to finance PMSRs to service any commercial Mortgage Loan whose outstanding principal balance exceeds One

Million Dollars ($1,000,000), or (C) declare the maturity of any Note accelerated, foreclose on any Collateral or exercise any of the Banks' other material remedies after the occurrence of any Default unless such actions set forth in this clause (C) are (i) reasonably susceptible of being rescinded without materially and adversely affecting the other Banks or any of the

Collateral if the other affected Banks should elect to have the Agent rescind them or (ii) actions that the Agent, acting reasonably in light of the circumstances then prevailing and known to the Agent, shall deem necessary or appropriate to take on an urgent basis in order to protect or preserve

Collateral or to protect the rights or interests of the Banks.

         Section 11.2     Agent Will Ship Mortgage Loans with Bailee Letters.

The Agent will ship Mortgage Loans to Qualified Investors with a bailee letter

(a "Bailee Letter") in substantially the form of Exhibit G.



         Section 11.3     Employment of Others by the Agent.  The Agent may

execute and perform any of its duties under the Facilities Papers by or through agents other than (a) either Obligor or (b) any of such Obligor's Affiliates or

(c) any of such Obligor's attorneys, and shall be entitled to rely (and shall be protected in reasonably relying) on the advice of such agents and attorneys concerning all matters pertaining to its duties under the Facilities Papers,

and, except as otherwise provided in Section 11.4, the Agent shall not be responsible for the negligence or misconduct of any such agents and attorneys selected by it with reasonable care.  Each Bank recognizes and understands that if, after the occurrence of any Default, the Agent services any Collateral consisting of loans secured by mortgages and the Agent does not have adequate facilities (and the Agent shall have no obligation to develop adequate facilities) to service such Collateral, it will be necessary for the Agent to contract with a third party to service such Collateral and the fees to be paid for such services will be treated as expenses payable out of the income and proceeds realized from such Collateral having priority over other applications of such income and proceeds pursuant to the Facilities Papers.  The Agent will identify any such servicing agent selected by the Agent for such purpose by written notice to the Banks, and may engage and continue to employ such servicing agent unless and until the Majority Banks notify the Agent in writing that they disapprove of such servicing agent so selected, in which event the

Agent shall promptly engage such other servicing agent as shall be approved in writing by all of the Banks (including TCB) and replace the servicing agent so originally selected.



         Section 11.4     No Liability.  Except in the case of its, his or her

own (or own agent's) fraud, gross negligence or willful misconduct, IT BEING

SPECIFICALLY INTENDED THAT THE RELEASED PERSONS BE HEREBY RELEASED FROM

LIABILITY FOR THEIR OWN SIMPLE NEGLIGENCE, the "Agent, et al." (meaning the

Agent, its Affiliates and its -- and each of its Affiliates' -- officers,

shareholders, directors, employees and agents), the Banks and their respective shareholders, directors, officers, employees, attorneys and agents

(collectively, the "Released Persons") shall not be (a) liable for any action taken or omitted to be taken by such Released Person (1) under the Facilities

Papers in good faith and believed by such Released Person to be within the discretion or power conferred upon such Released Person by the Facilities

Papers or (2) with the consent or at the request of the Banks or (b)

responsible for consequences of any error of judgment.  The Agent, et al.,

shall not be responsible in any manner to anyone for (1) the effectiveness,

enforceability, legality, genuineness, sufficiency, validity, due execution,

filing, registration or recording of any of the Facilities Papers, (2) any representation, warranty, document, certificate, report or statement made or furnished in, under or in connection with the Facilities Papers other than its own representation, warranty, certificate, report or statement furnished to one or more Banks in or pursuant to any Facilities Paper, whether deemed given pursuant to another provision of this Agreement or given in a separate writing

(and no certificate, report or statement so furnished that is prepared in reliance upon information furnished by either Obligor or any source other than the Agent itself shall be construed to be a certification, confirmation,

guaranty or undertaking of any kind by the Agent of the correctness or completeness of any of the information so relied upon by the Agent), (3) the value of any of the Collateral, (4)
except to the extent the Agent is required to hold Collateral or take or perform any other action with respect to it in accordance with this Agreement and all other Facilities Papers and which action is required for such perfection, the perfection of any Lien on any Collateral or (5) any delay,

error, omission or default of any third party mail, telegraph, telecopy,

electronic mail, cable or wireless agency or operator.  Except for its obligations to make the examinations and determinations required to enable the

Agent to make the statements which the Agent will be deemed to make to the

Banks from time to time pursuant to Section 11.14 by giving notices to Banks of

Loan Requests or Offers, the Agent, et al. shall not be under any obligation to anyone to (a) ascertain or to inquire as to the performance or observation of any of the terms, covenants or conditions of any of the Facilities Papers on the part of either Obligor or any other Person or (b) inspect the Property

(including the books and records) of either Obligor.  Also, the Agent shall not be deemed to have knowledge or notice of the occurrence of any Default unless a

Vice President or more senior officer of the Agent's Corporate Mortgage Finance

Group has actual knowledge of it or such an officer shall have received notice from either Obligor or a Bank referring to this Agreement, describing such

Default and stating that such notice is a "notice of default".  Subject to the foregoing limitations and to any direction from the Banks to take action pursuant to this Article, the Agent shall perform the duties imposed upon it under the Facilities Papers with respect to the Collateral with the same amount of diligence and using the same amount of judgment and discretion as if it were acting solely for its own account and, in connection therewith, the Agent is hereby authorized to (a) settle, compromise and release claims against the makers of any Collateral and any other Person obligated with respect to any

Collateral; (b) foreclose on and enforce security interests in any Collateral or Property securing any Collateral; (c) sell Collateral and Property acquired as a result of foreclosure on or under the Collateral, and (d) do all other acts and things as the Agent, in its sole discretion, may deem necessary or appropriate to protect the rights and interest of the Agent and the Banks and to realize the benefits of the Collateral.  Notwithstanding the foregoing, the

Agent shall not knowingly take any action that would materially jeopardize or otherwise materially impair any private mortgage insurance, FHA insurance, VA guaranty (including any repurchase guaranty), FHLMC guaranty, FNMA guaranty or

GNMA guaranty benefits applicable to the Collateral unless in the Agent's judgment it is in the best interests of the Banks to take such action.



         Section 11.5     Reliance.  The Agent, et al. shall be entitled to

rely -- and shall be fully protected in reasonably relying -- upon any writing,

resolution, notice, consent, certificate, affidavit, letter, cablegram,

telegram, telex or teletype message, statement, order or other document or conversation believed by it, him or her to be genuine and correct and to have been signed or made by the proper Person.  The Agent shall not be required in any way to determine the identity or authority of any Person delivering or executing the same.  If any order, writ, judgment or decree (an "Order") shall be made or entered by any court affecting the rights, duties and obligations of the Agent under the Facilities Papers, then and in any of such events the Agent is authorized, in its sole discretion, to rely upon and comply with such Order;

and if the Agent complies with any such Order, then the Agent, et al. shall not be liable to any Bank or to any other Person by reason of such compliance, even though such Order may be subsequently reversed, modified, annulled, set aside,

held inapplicable or vacated.

         Section 11.6     Qualifications of the Agent.  The Agent shall at all

times be a commercial bank or trust company organized and doing business under the Laws of the United States of America or any state, district or territory of it authorized under such Laws to exercise corporate trust powers, having a combined capital and unimpaired surplus of at least Fifty Million Dollars

($50,000,000), having -- or if owned by a bank holding company, such bank holding company having -- a rating of C or better by Thomson Bank Watch, Inc.

and subject to supervision or examination by Federal, state, district or territorial authority, and the aggregate of whose Committed Sums -- or if the

Banks' commitments to lend under this Agreement have expired or been terminated and have not been reinstated, the aggregate of whose Loans then outstanding --

is at least Forty Million Dollars ($40,000,000).  The Agent shall have an office and place of business in Houston, Texas, if there is such a commercial bank or trust company willing and able to act as the Agent on reasonable and customary terms.  If such commercial bank or trust company publishes reports of conditions at least annually, pursuant to applicable Law or to the requirements of the aforesaid supervising or examination authority, then for the purposes of this Section, the combined capital and unimpaired surplus of such commercial bank or trust company shall be deemed to be its combined capital and unimpaired surplus as set forth in its most recent report of condition so published.  In case the Agent shall cease at any time to be eligible in accordance with the provisions of this Section, the Agent shall resign immediately in the manner and with the effect hereinafter specified in this Article.



         Section 11.7     Resignation of the Agent.  The Agent, or any agent or

agents hereafter appointed, at any time may resign by giving written notice of resignation to the Obligors and the Banks and complying with the applicable provisions of this Section.  The Agent may be removed in accordance with the applicable provisions of Section 11.8 and with written notice to the Obligors.

Upon receiving such notice of resignation or removal, a successor Agent shall be promptly appointed by unanimous action of the Banks (including TCB) by written instrument, in duplicate, one copy of which instrument shall be delivered to the resigning Agent and one copy to the successor Agent.  If no successor Agent shall have been so appointed and have accepted the appointment within thirty (30) days after such notice of resignation, then the resigning

Agent may appoint a successor Agent, which shall itself be subject, however, to removal by the Banks (other than any Bank which is then the Agent) without cause (i.e., notwithstanding the conditions to removal of the Agent stated in

Section 11.8) upon thirty (30) days' written notice, provided that the removing

Banks designate another successor Agent in such notice -- or in a separate written notice given on or before five (5) days thereafter -- to the Agent being removed.  If the resigning Agent does not appoint a successor Agent as provided in the preceding sentence, then the resigning Agent or the Banks

(other than any Bank which is then the Agent) may petition any appropriate court for the appointment of a successor Agent.  After such notices, if any, as it may deem proper and prescribe, such court may appoint a successor Agent.



         Section 11.8      Removal of the Agent.  If (a) the Agent shall cease

to be eligible in accordance with the provisions of Section 11.6 and shall fail to resign after written request therefor by the Banks (other than any Bank which is then the Agent), or (b) a receiver of it or of its Property shall be appointed by any Governmental Authority of competent jurisdiction and shall take charge or control of it or of its Property or affairs for the purpose of rehabilitation, conservation or liquidation, or (c) the Agent shall be grossly negligent in the performance of its material duties and obligations under this Agreement or other Facilities Papers or engage in willful misconduct concerning any such material duties and obligations, then,

in any such case, the other Banks may remove the Agent and appoint a successor by written instrument, in duplicate, one copy of which shall be delivered to the Agent so removed and one copy to the successor Agent; or the Banks may petition any court of competent jurisdiction for the removal of the Agent and the appointment of a successor Agent.  After such notice, if any, as it may deem proper and prescribe, such court may remove the Agent and appoint a successor Agent.



         Section 11.9     Effective Date of Resignation or Removal.  No

resignation or removal of the Agent shall be effective until (a) a successor

Agent is appointed pursuant to the provisions of this Agreement and has accepted the appointment as provided in this Agreement, with a copy of such acceptance to be provided by the successor Agent to the predecessor Agent, the

Obligors and the Banks (but no notice to any other Person shall be required),

and (b) the resigning or removed Agent has taken such actions (including the delivery to the successor Agent of Collateral and the execution and delivery to the successor Agent of assignments) as may be necessary or appropriate to cause the successor Agent to have a perfected Lien in the Collateral as agent and representative of the Banks (provided, that the Banks may elect to waive the requirements of this clause (b) to facilitate succession, although no such waiver shall excuse the resigning or removed Agent from its obligations under this clause (b) or otherwise), and the resigning or removed Agent agrees to take any and all such actions as the successor Agent may reasonably request.

Each Bank shall be responsible, Ratably, for its share of all reasonable expenses of the resigning or removed Agent and of the successor Agent incurred in connection with the actions to be taken in accordance with the provisions of this Section.  No successor Agent shall accept appointment as provided in this

Section unless at the time of such acceptance such successor Agent shall be eligible under the provisions of Section 11.6.



         Section 11.10     Successor Agent.  Any successor Agent appointed as

provided in this Article shall execute and deliver to the Obligors and to its predecessor Agent an instrument accepting such appointment, and thereupon the resignation or removal of the predecessor Agent shall become effective and such successor Agent, without any further act, deed or conveyance, shall become vested with all the rights and obligations of its predecessor, with like effect as if originally named as the Agent; provided that upon the written request of the Obligors or the successor Agent, the Agent ceasing to act shall execute and deliver (a) an instrument transferring to such successor Agent all of the rights of the Agent so ceasing to act and (b) to such successor Agent such instruments as are necessary to transfer the Collateral to such successor Agent

(including assignments of all Collateral or Collateral documents).  Upon the request of any such successor Agent made from time to time, the Obligors shall execute any and all papers which the successor Agent shall request or require to more fully and certainly vest in and confirm to such successor Agent all such rights.  No successor Agent shall accept appointment as provided in this

Section unless at the time of such acceptance such successor Agent shall be eligible under the provisions of Section 11.6.

         Section 11.11    Merger of the Agent.  Any Person into which the Agent

may be merged or converted or with which it may be consolidated, or any Person surviving or resulting from any merger, conversion or consolidation to which the Agent shall be a party or any Person succeeding to the commercial banking business of the Agent, shall be the successor Agent without the execution or filing of any paper or any further act on the part of any of the parties.



         Section 11.12    Agent and Affiliates.  With respect to its own Notes

and its own interests under the Mortgage Pools Purchase Agreement, the Agent shall have the same rights and powers under the Facilities Papers as any other

Bank and may exercise the same as though it were not the Agent.  Unless otherwise expressly indicated, each of the terms "Warehouse Bank", "Servicing

Acquisition Bank" and "Bank" includes the Agent in its individual capacity.

Each of the Agent and its Affiliates may accept deposits from, lend money to,

act as trustee under indentures of, and generally engage in any kind of business with either Obligor, the Guarantor, any of their respective Affiliates and any Person who may do business with or own securities of any of them, all as if it were not the Agent and without any duty to account therefor to the

Banks.



         Section 11.13    Participation; Assignment.



         (a)     Each Bank reserves the rights (1) with notice to the Obligors,

the Agent and the other Banks, to sell to any bank, savings and loan, savings bank, credit union, other deposit-taking financial institution or commercial lending institution, participations in all or any part of such Bank's Loans,

Notes, Warehouse Line Commitment, Servicing Acquisition Line Commitment or

interests under the Mortgage Pools Purchase Agreement and (2) with or without notice to the Obligors to pledge any or all of its interests under any or all of the Facilities to a Federal Reserve Bank.  Participants shall have no rights under the Facilities Papers other than certain voting rights as provided below.

Each Bank shall be entitled to obtain (on behalf of its participants) the benefits of this Agreement with respect to all participants in its Loans outstanding from time to time and in the interests allocated to it as a

Warehouse Bank in the Mortgage Pools Purchase Agreement and in the Qualified

Mortgage Loans and other Property owned by the Warehouse Banks under the

Mortgage Pools Purchase Agreement from time to time; provided, that the

Obligors shall not be obligated to pay any amount in excess of the amount that would be due to such Bank calculated as though no participation had been made.

No Bank shall sell any participating interest under which the participant shall have any rights to approve any amendment, modification or waiver of any

Facilities Papers, except to the extent such amendment, modification or waiver

(1) extends the due date for payment of any amount in respect of principal,

interest or fees due under the Facilities Papers or (2) reduces the interest rate or the amount of principal or fees applicable to any Loan or purchase under the Mortgage Pools Purchase Agreement (except only for such reductions,

if any, as are contemplated by this Agreement).  In those cases (if any) where a Bank grants rights to any of its participants to approve amendments,

modifications or waivers of any Facilities Papers pursuant to the immediately preceding sentence, such Bank must include a voting mechanism as to all such approval rights in the relevant participation agreement(s) whereby a readily-determinable fraction of such Bank's portion of the Facilities under this Agreement (whether held by such Bank or participated) shall control the vote for all of such Bank's portion of such Facilities; provided, that if no such voting mechanism is provided for or is fully and immediately effective, then the vote of such Bank itself shall be the vote for all of such Bank's portion of such Facilities.  Except in the case of the sale of a participating interest to a Bank, the relevant participation agreement shall not permit the participant to transfer, pledge, assign, sell any subparticipation in or otherwise alienate or encumber its participation interest in such Facilities.



         (b)     No Bank may assign any or all of its rights and obligations under the Facilities Papers to any assignee other than a Federal Reserve Bank without the written consent of the Agent and the Obligors (unless a Default has occurred and is continuing, in which event the Obligors' consent shall not be required), which consent the Agent and the Obligors agree not to unreasonably withhold, condition or delay.



         (c)     If any interest in any of the Facilities is transferred to any

Person that is organized under the Laws of any jurisdiction other than the

United States of America or any State, the transferor Bank shall cause such

Person, concurrently with the effectiveness of such transfer, (1) to represent to the transferor Bank (for the benefit of the transferor Bank, the Agent, the other Banks and the Obligors) that under applicable Laws no taxes will be required to be withheld by the Agent, the Obligors or the transferor Bank with respect to any payments to be made to such Person in respect of such

Facilities, (2) to furnish to each of the transferor Bank, the Agent and the

Obligors two duly completed copies of either U.S. Internal Revenue Service Form

4224 or U. S. Internal Revenue Service Form 1001 (wherein such Person claims entitlement to complete exemption from U. S. federal withholding tax on all interest payments hereunder) and (3) to agree (for the benefit of the transferor Bank, the other Banks, the Agent and the Obligors) to provide the transferor Bank, the Agent and the Obligors a new Form 4224 or Form 1001 upon the obsolescence of any previously delivered form and comparable statements in accordance with applicable United States Laws and amendments duly executed and completed by such Person and to comply from time to time with all applicable

Laws with regard to such withholding tax exemption.



         Section 11.14    Loan Requests; Payments.  By giving notice to the

applicable Banks of a Loan Request or Offer, the Agent shall be deemed to state to them that (a) the Agent has examined such Loan Request or Offer and its attachments, including any listing provided of any Collateral proposed to be borrowed against under such Loan Request or any Pool proposed to be sold to the applicable Banks under such Offer (as the case may be), and has determined that such Loan Request or Offer and its attachments appear to comply with the requirements of this Agreement for the form and content of such Loan Request or

Offer and any required attachments (including requirements for the Obligors'

representations concerning (1) in the case of a Loan Request, the Warehouse

Loan Value or Receivables Loan Value (whichever is applicable) of Collateral furnished to induce and support the Loan requested and the borrowing Obligor's representations and calculations concerning mathematical relationships between

Loan amounts and Warehouse Loan Value or Receivables Loan Value (whichever is applicable) or (2) in the case of an Offer, the characteristics of the Pool offered and the Investor Commitment and Trade Ticket applicable to it) and (b)

the Agent has examined such Collateral and such Collateral appears regular and to have Warehouse Loan Value or Receivables Loan Value sufficient to induce and support the Loan requested or the Pool purchase proposed in accordance with the requirements of this Agreement and (except in respect only of Warehouse Loans funded under the Wet Warehousing Subline) to create a perfected security interest in favor of the Agent in the Collateral.  In conjunction with the performance of its duties under the Facilities Papers, the Agent shall collect all principal and interest payments on the Notes, the Warehouse Facility Fee,

the Revolving Servicing Acquisition Facility Fee, all Fee, Pool sales, proceeds

(including proceeds of sales of MBSs created from Pools) and Make Whole

Payments in respect of Pools purchased under the Mortgage Pools Purchase

Agreement, plus all other amounts due to the Banks on account of this Agreement and all other Facilities Papers.  Upon receipt of any payment due under the

Warehouse Line, the Servicing Acquisition Line or the Mortgage Pools Purchase

Agreement, the Agent shall transfer each other applicable Bank's share to it by federal funds wire transfer (or by such other method as may be agreed upon between the Agent and such other Bank) as soon as practicable.  If the Agent receives such sums at or before 12:00 noon on a Business Day and the Agent fails without a valid excuse to initiate a wire transfer (or to initiate such other method of transferring such funds as the Agent and such other Bank have agreed upon) on the same Business Day to any Bank of its portion of such payment received, then the Agent shall be obligated to pay interest on them to the Bank to which they are due from the day when they should have been transferred to the day when they are transferred at the Federal Funds Effective

Rate.  Each of the Banks (if any) which shall from time to time elect to charge a lower interest rate on any Note held by such Bank than the Stated Rate elected by the borrowing Obligor for such Note (or charge a specific lesser interest amount) shall promptly advise the Agent of the rate of interest (or amount of interest) such Bank is charging the Obligors on such Note.  To the extent any such Bank contracts for, charges, reserves or receives interest in excess of the Ceiling Rate, such Bank hereby indemnifies the Agent, et al. and the other Banks, and agrees to hold each harmless, from and against any and all liabilities, losses, damages, penalties, actions, judgments, suits, costs,

expenses and disbursements of any kind or nature whatsoever that may be imposed on, asserted against or incurred by the Agent, et al.  or the other Banks in any way relating thereto, including reasonable attorneys' fees.



         Section 11.15    Lenders' Sharing Arrangement.  Each of the Banks

agrees that if it should receive any amount (whether by voluntary payment,

realization upon security, the exercise of the right of set-off, or otherwise)

which is applicable to the payment of the principal of, or interest on, the

Loans, or fees of an amount that with respect to the related sum or sums received (or receivable) by the other Banks is in greater proportion than that

Bank's ownership of the Loans, then such Bank receiving such excess amount shall purchase from the other Banks an interest in the obligations of the

Obligors under this Agreement or any of the other Facilities Papers in such amount as shall result in a proportional participation by all of the Banks in such excess amount; provided that if all or any portion of such excess amount is thereafter recovered from such Bank, such purchase shall be rescinded and the purchase price restored to the extent of such recovery; and provided further that the provisions of this Section 11.15 shall not apply to the

Processing Fees or any other fees due to the Agent pursuant to any letter agreement or other agreement between the Guarantor and/or the Obligors and the

Agent.



         Section 11.16    Application of Collateral Proceeds.  All realizations

and proceeds of Collateral ("Collateral Proceeds") for the Facilities shall be applied (a) first, to the costs (including attorneys' fees, appraisal costs and other expenses related to the preparation of the Collateral for sale) incurred by the Agent in obtaining such Collateral Proceeds, or otherwise owing to the

Agent under the Facilities Papers; (b) second, in accordance with Section 6.3 or 6.5, as applicable; (c) third, to the payment of all other unreimbursed expenses of the Agent and the Banks under the Facilities Papers, Ratably, in accordance with such expenses and (d) fourth, to the Obligors or another

Person, as their interest may appear.  The Agent shall not be permitted to credit bid with respect to any foreclosure sale of the Collateral without the consent of all of the Banks.  No Bank bidding at a foreclosure of the

Collateral for any Facility may include in the amount of its bid an amount to be applied as a credit to such Bank's Note; instead, each Bank may bid (if it elects to bid) in cash only.



         Section 11.17    Credit Decision.  Each Bank acknowledges and agrees

that it has, independently and without reliance upon the Agent or any other

Bank and based upon the Financial Statements of the Obligors and such other documents and information as it has deemed appropriate (and such Bank represents and agrees that it has received and reviewed all of the information which it requested and that it requested all information which it considered material to its credit decision), made its own credit analysis and decision to enter into this Agreement and the other Facilities Papers to which it is becoming a party.  Each Bank also acknowledges and agrees that it will,

independently and without reliance upon the Agent, et al. or any other Bank and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Facilities Papers.



         Section 11.18    Information Concerning Other Banks.  From time to

time, at the request of any Bank, the Agent will advise the requesting Bank of

(a) the identity of each Bank under this Agreement as of the date of such request, (b) the amount of each Bank's Warehouse Line Commitment, Servicing

Acquisition Line Commitment and the amounts funded by any such Bank under such commitments and under the Mortgage Pools Purchase Agreement (if applicable) and

(c) any default by such Bank of any of its obligations under this Agreement or the other Facilities Papers and the nature of such default.



         Section 11.19    Expense Reimbursement.  If the Obligors shall fail to

reimburse the Agent within thirty (30) days of a request therefor, as provided in any Facilities Paper, for any expenses incurred by the Agent in connection therewith that the Obligors are required to reimburse, then each of the Banks shall pay, Ratably, its share of such expenses, plus interest at the Federal

Funds Effective Rate from the date of expenditure until paid.  Any Bank's failure to pay, Ratably, to the Agent that Bank's share of any expenses shall not in itself relieve any other Bank of its obligation to pay, Ratably, the

Agent that other Bank's share of those (or any other) expenses, although no

Bank shall be responsible or liable for any other Bank's failure to pay.  If the Agent shall subsequently recover  any such reimbursement from the Obligors,

the Agent shall refund the amount recovered, including any interest recovery,

to the paying Banks (including itself) in the proportion that the amount paid by each such paying Bank bears to the amount paid by all such paying Banks.



         Section 11.20    Indemnification.  THE BANKS AGREE TO INDEMNIFY THE

AGENT, ET AL. (TO THE EXTENT NOT REIMBURSED BY THE OBLIGORS), RATABLY, FROM AND

AGAINST ANY AND ALL LIABILITIES, OBLIGATIONS, LOSSES, DAMAGES, PENALTIES,

ACTIONS, JUDGMENTS, SUITS, COSTS, EXPENSES, FEES, CLAIMS

OR DISBURSEMENTS OF ANY KIND OR NATURE WHATSOEVER (COLLECTIVELY, "CLAIMS")

WHICH MAY BE IMPOSED ON, INCURRED BY OR ASSERTED AGAINST THE AGENT, ET AL., IN

ANY WAY RELATING TO OR ARISING OUT OF THIS AGREEMENT AND ALL OTHER FACILITIES

PAPERS OR ANY ACTION TAKEN OR OMITTED BY THE AGENT UNDER ANY OF THIS AGREEMENT

AND ALL OTHER FACILITIES PAPERS; PROVIDED, THAT, FOR ANY PORTION OF SUCH CLAIMS

RESULTING FROM THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUDULENT CONDUCT

OF THE AGENT, NO BANK SHALL BE LIABLE TO THE AGENT.  (EACH BANK AGREES,

HOWEVER, THAT IT EXPRESSLY INTENDS UNDER THIS SECTION TO INDEMNIFY THE AGENT,

RATABLY, FOR ALL CLAIMS ARISING OUT OF OR RESULTING FROM THE SOLE OR

CONTRIBUTORY SIMPLE NEGLIGENCE OF THE AGENT.)  SUCH AMOUNTS SHALL BE PAYABLE

UPON DEMAND AND SHALL BEAR INTEREST AT THE FEDERAL FUNDS EFFECTIVE RATE FROM

THE DATE OF THE AGENT'S EXPENDITURE UNTIL THE DATE OF REIMBURSEMENT.  THE

PROVISIONS OF THIS SECTION AND SECTION 11.19 SHALL SURVIVE THE RETIREMENT OR

WITHDRAWAL OF ANY BANK, THE TERMINATION OF THIS AGREEMENT, THE PAYMENT OF THE

NOTES AND THE TERMINATION OF ALL OF THE OTHER FACILITIES PAPERS.



         Section 11.21    Rights of Individual Banks.  No Bank other than the

Agent shall have any right by virtue -- or by availing itself -- of any provision of the Facilities Papers to institute any action or proceedings at

Law or in equity or otherwise (excluding any actions in bankruptcy) upon or under or with respect to the Facilities Papers or for the appointment of a receiver or for any other remedy without the prior written approval of the other Banks.  Further, no Bank or Person other than the Agent shall take any such action unless and until, after a Default has occurred and before the Agent has declared in writing that it has been cured or waived (the Agent's authority to make such a declaration being subject to the final proviso of Section 11.1):



         the Banks (other than the Agent) have:



                 given a written direction to the Agent that the Agent

institute such action or proceedings in its own name as agent under this

Agreement;



                 not subsequently revoked such written direction or given any other or further direction inconsistent with such direction; and



                 offered to the Agent such reasonable indemnity as it may

require against the costs, expenses and liabilities to be incurred therein or thereby; and



the Agent, after its receipt of such request and offer of indemnity and after having been given a reasonable opportunity to do so, shall have failed to so institute such action or proceedings or stated that it refuses to do so.  In addition, the parties to this Agreement intend and mutually covenant that no one or more Banks or other holders of Notes shall have any right in any manner whatever to affect, disturb or prejudice the rights of any other Bank or holder of any other Note or to obtain or seek to obtain priority over or preference to any other such Bank or holder, or to enforce any right under this Agreement and all other Facilities Papers, except (a) in the manner provided in this

Agreement and (b) Ratably, for the common benefit of all Banks under this

Agreement.  For the
protection and enforcement of the provisions of this Section, each and every

Bank and the Agent shall be entitled to such relief as can be given either at

Law or in equity.



         Section 11.22    Notice to the Agent.  Should any Potential Default or

Default occur and be continuing, any Bank that becomes aware of it shall promptly notify the Agent of its existence.



         Section 11.23    No Partnership.  Neither the execution and delivery

of this Agreement or any of the other Facilities Papers nor any interest that the Banks, the Agent or any of them may now or hereafter have in all or any part of the Collateral shall create or be construed as creating a partnership,

joint venture or other joint enterprise between the Banks or among any of the

Banks and the Agent.  The relationship between the Banks, on the one hand, and the Agent on the other, is and shall be that of principals and agent only, and nothing in this Agreement or any of the other Facilities Papers shall be construed to constitute the Agent, et al. as trustee or other fiduciary for any

Bank or to impose on the Agent, et al. any duty, responsibility or obligation other than those expressly provided for herein and therein.



         Section 11.24   Amendments, Modifications and Consents.  Without the

written consent of all of the Banks, including TCB, the Agent shall not agree to any amendments or modifications to the Facilities Papers, or grant a written waiver of any provision of them, the effect of which would be to (a) change the amount or the due date of any required payment of principal or accrued interest or any fees, (b) extend the maturity date of any Note, (c) change any sharing ratio applicable to the Banks under this Agreement, (d) change the several nature of the Banks' respective obligations to make Loans or consider making purchases under this Agreement, (e) change the conditions precedent to any

Facility, (f) release the Guaranty or release Collateral other than pursuant to the express provisions of this Agreement, (g) amend this Section or the definitions of "Majority Banks", "Majority Servicing Acquisition Banks" or

"Majority Warehouse Banks", (h) amend, or waive any violation of, the provisions of Section 10.11; (i) amend the definition of "Eligible Mortgage" or

"Defective Mortgage" or amend any defined term used within the definition of

"Eligible Mortgage" or "Defective Mortgage" (provided that, with the approval of the Majority Banks, the Agent may temporarily waive or suspend one or more of this Agreement's eligibility requirements or conditions for a particular grouping of Mortgage Loans to qualify as Eligible Mortgage Loans where their failure to so qualify is beyond the Company's reasonable control and if the

Agent believes at the time of such temporary waiver or suspension that the factors which apparently caused such disqualification will be eliminated in a reasonably short time), (j) consent to a change in the Obligors' underwriting guidelines for "C" or "D" credit grade Mortgage Loans (as contemplated in

Section 10.23) -- the Banks agree to consent to any such proposed change that is demonstrably consistent with prevailing credit grading practices in the subprime mortgage lending industry -- or (k) permit either (1) Loans to be made or continued that are secured by Collateral that does not comply with the definition of "Eligible Mortgage" as of the Effective Date or (2) purchases of

Defective Mortgages, in an aggregate amount that exceeds the Agent's discretionary authority to permit such Loans and purchases in an aggregate amount of up to Five Million Dollars ($5,000,000).  Without the consent of the

Majority Banks, the Agent shall not agree to any other amendments or modifications to the Facilities Papers, grant consent to either Obligor's incurring Subordinated Debt, grant consent to either Obligor's incurring debt to an Affiliate, or grant a written waiver of any other material provision of the Facilities Papers; provided that any such amendment or waiver proposed by Agent or either Obligor shall be submitted to all Banks concurrently, even though the consent or approval of all Banks may not be required, and the Agent may proceed to make any such amendment or waiver that requires only the Majority Banks' approval when the Agent has obtained that approval even if not all Banks have yet responded to the Agent's proposal;

and provided further that any provision of this Agreement that requires the consent or approval of all Banks shall prevail and control in the event of any apparent conflict with the provisions of this Section.



         Section 11.25     Replacement of Retiring Bank.  If (i) any Bank has

demanded compensation or indemnification, or if the Obligors otherwise have been required to make any payment to any Person, pursuant to Section 5.7, or

(ii) any Bank has failed to make available all or any portion of its Funding

Share of any Loan (and has not cured such failure), (iii) any Bank has notified the Agent or the Obligors that such Bank does not intend to comply with its obligations under any or all of Section  2.2 or Articles 3 or 4 following the appointment of a receiver or conservator with respect to such Bank at the direction or request of any regulatory agency or authority or (iv) any Bank has failed to consent to a proposed amendment, waiver, discharge or termination or which, pursuant to the terms of Section 11.24 or any other provision of any

Facilities Papers, requires the consent of all Banks and with respect to which the Majority Banks have consented, the Obligors shall have the right, if no

Potential Default has occurred that has not been cured and if no Default has occurred that the Agent has not declared in writing to have been cured or waived, to replace such Bank with a Replacement Bank.  The replacement of a

Retiring Bank pursuant to this Section 11.25 shall be effective on the tenth

(10th) Business Day (the "Replacement Date") following the date of notice of such replacement to the Retiring Bank and each Continuing Bank through the

Agent, subject to satisfaction of the following conditions:



                 (a)      the Retiring Bank and the Replacement Bank shall have

satisfied the conditions to assignment and assumption set forth in Section

11.13 and, in connection therewith, the Replacement Bank(s) shall pay to the

Retiring Bank an amount equal in the aggregate to the sum of (x) the principal of all of the Retiring Bank's outstanding Loans, together with all accrued interest thereon and (y) the Retiring Bank's share of any accrued fees under this Agreement; and



                 (b)      the Obligors shall have paid to the Agent for the

account of the Retiring Bank an amount equal to all obligations owing to the

Retiring Bank by the Obligors (other than those obligations of the Obligors owing but not yet due that are referred to in Section 11.25(a)).



         Section 11.26    Replacement Banks Replace Retiring Banks.  On the

Replacement Date, each Replacement Bank that is a New Bank shall become a Bank and the Retiring Bank shall cease to be a Bank; provided that this Agreement shall continue to govern the rights and obligations of a Retiring Bank with respect to any Loans made or any other actions taken by such Retiring Bank while it was a Bank and such Retiring Bank shall continue to have the benefit of each of the provisions of this Agreement that are intended to survive its termination or expiration, including Sections 5.3, 5.7, 12.7, 12.8 and 12.9.

         Section 11.27     Termination of Retiring Bank's Commitments.  In lieu

of the foregoing, upon the express written consent of Continuing Banks who are the holders of at least sixty-six and two-thirds percent (66 2/3%) of that portion of the outstanding principal of the Loans held by Continuing Banks, the

Obligors shall have the right to terminate the commitments of a Retiring Bank hereunder in full.  Upon payment by the Obligors to the Agent for the account of the Retiring Bank of an amount equal to the sum of (i) the aggregate principal amount of all Loans held by the Retiring Bank and (ii) all accrued interest, fees and other amounts owing to the Retiring Bank pursuant to this

Agreement and the other Facilities Papers, such Retiring Bank shall cease to be a Warehouse Bank, a Servicing Acquisition Bank and a Bank hereunder; provided that the provisions of this Agreement shall continue to govern the rights and obligations of a Retiring Bank with respect to any Advances made or any other actions taken by such Bank while it was a Bank and such Retiring Bank shall continue to have the benefit of each of the provisions of this Agreement that are intended to survive its termination or expiration, including Sections 5.3,

5.7, 12.7, 12.8 and 12.9.



                           ARTICLE 12.  MISCELLANEOUS



         Section 12.1     No Waiver.  No waiver of any Default or Potential

Default shall be deemed to be a waiver of any other Default or Potential

Default.  No failure to exercise or delay in exercising any power or right under any Facilities Papers shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  No course of dealing between (a) the Obligors and (b) the Agent or any Bank, shall operate as a waiver of any rights of any of the Banks.  Except for amendments,

modifications and waivers made pursuant to Section 11.24, no amendment,

modification or waiver of any provision of this Agreement, any Note or any other Facilities Papers nor consent to any departure therefrom shall be effective against any affected Bank unless it is in writing and signed by that affected Bank (or, unless prohibited by this Agreement, by the Agent acting on behalf of that affected Bank), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  No notice to or demand on the Obligors or any other Person shall entitle the Obligors or any other Person to any other or further notice or demand in similar or other circumstances.



         Section 12.2     Notices.  Notices under the Facilities Papers shall

be in writing and either (a) delivered against a receipt therefor; (b) mailed by registered or certified mail, return receipt requested, postage prepaid, or

(c) sent by telefax, telex or telegram, in each case addressed as follows:

                 (1)      If to either Obligor, to:



                          [New America Financial, Inc. c/o]

                          Harbor Financial Mortgage Corporation

                          340 North Sam Houston Parkway East, Suite 100

                          Houston, Texas  77060

                          Attention:  Mr. Richard J. Gillen, President

                          Telephone:  (281) 931-1771

                          Telecopy:  (281) 448-4098



                 (2)      If to the Agent or TCB, to:



                          Texas Commerce Bank National Association [as Agent]

                          P. O. Box 2558

                          Houston, Texas 77252

                          Attention:  Managing Director, Corporate Mortgage

                                      Finance Group

                                      Telephone:  (713) 216-5367

                                      Telecopy:   (713) 216-2082



                 (3)      If to another Bank, as provided in the Commitments

                          Schedule.



or to such other address as a party may by notice hereunder designate.  Notices given by postage prepaid certified or registered U.S. mail shall be deemed to have been given two (2) Business Days after being mailed; notices given by other means shall be effective only when actually received (in the case of notices to either Obligor) in such Obligor's offices or (in the case of notices to the Agent or TCB) by the Managing Director of TCB's Corporate Mortgage

Finance Group or another officer in that group or (in the case of notices to any other Bank) by the officer of that Bank named on the Commitments Schedule or another officer in the named officer's group at that Bank.



         Section 12.3      Governing Law; Jurisdiction and Venue.  Except as

otherwise stated therein or required by applicable Law, each of the Facilities

Papers shall be deemed to be a contract under the Laws of the State of Texas and of the United States of America and shall be construed and enforced in accordance with such Laws.  Each of the Obligors hereby irrevocably submits to the nonexclusive jurisdiction of the state and federal courts of the State of

Texas and agrees and consents that service of process may be made upon it in any proceeding arising out of this Agreement or any of the other Facilities

Papers by service of process as provided by Texas Law.  Each of the Obligors hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the this Agreement or any of the other Facilities Papers brought in the District Court of Harris

County, State of Texas, or in the United States District Court for the Southern

District of Texas, Houston Division, and hereby further irrevocably waives any claims that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Each of the Obligors further (a) agrees to designate and maintain an agent for service of process in the City of

Houston in connection with any such suit, action or proceeding and to deliver to the Agent evidence thereof and (b) irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by certified mail, return receipt requested, postage prepaid, to each of the Obligors at its address set forth herein.  Nothing herein shall affect the right of the Agent or any Bank to commence legal proceedings or otherwise proceed against either Obligor in any jurisdiction or to serve process in any manner permitted by applicable Law.

Each of the Obligors hereby irrevocably agrees that any proceeding against the

Agent or any Bank arising out of or in connection with this Agreement or the other Facilities Papers shall be brought in the district courts of Harris

County, Texas, or in the United States District Court for the Southern District

of Texas, Houston Division if such relevant court has jurisdiction.



         Section 12.4      Waiver of Jury Trial.  Each of the Obligors, the

Agent and the Banks hereby (i) covenants and agrees not to elect a trial by jury of any issue triable of right by a jury, and (ii) waives any right to trial by jury fully to the extent that any such right shall now or hereafter exist.  This waiver of right to trial by jury is separately given, knowingly and voluntarily, by each Obligor, the Agent and each Bank, and this waiver is intended to encompass individually each instance and each issue as to which the right of a jury trial would otherwise accrue.  The Agent is hereby authorized and requested to submit this Agreement to any court having jurisdiction over the subject matter and the parties hereto, so as to serve as conclusive evidence of the foregoing waiver of the right to jury trial.  Further, the

Obligors hereby certify that no representative or agent of any of the Banks or the Agent has represented, expressly or otherwise, to any shareholder,

director, officer, agent or representative of either of them that the Agent or the Banks will not seek to enforce this waiver of right to jury trial provision.



         Section 12.5      Survival; Successors and Assigns; Term.  All

representations, warranties, covenants and agreements made by either Obligor in connection herewith shall survive the execution and delivery of the Facilities

Papers, shall not be affected by any investigation made by any Person and shall bind each of the Obligors and its successors, trustees, receivers and assigns and shall benefit the Agent, the Banks and their respective participants and other holders of any of the Obligors' Obligations under the Facilities Papers and their respective successors and assigns; provided, that the undertaking of the Banks under this Agreement or any of the other Facilities Papers to make loans and extend other benefits of the Facilities to the Obligors shall not inure to the benefit of any successor, trustee, receiver or assign of any such

Obligor.  Subject to such proviso, all references in the Facilities Papers to either Obligor, the Agent or any Bank shall include the successors, trustees,

receivers and assigns of such party.  In the event any Bank sells participations or other rights or interests in any Note or other indebtedness or obligation incurred pursuant to this Agreement or any of the other

Facilities Papers to other lenders, each of such other lenders shall have the rights to set off against such indebtedness and similar rights or Liens to the same extent as may be available to that Bank.  The term of this Current

Facilities Agreement shall be until the final payment in full of all Notes and the payment of all other amounts due under the Facilities Papers.



         Section 12.6      Counterparts.  This Agreement may be executed in

several counterparts, and by the parties hereto on separate counterparts, and each counterpart, when so executed and delivered, shall constitute an original instrument, and all such separate counterpart,

shall constitute one and the same agreement.



         Section 12.7      Usury Not Intended; Credit or Refund of Any Excess

Payments.  It is the intent of each of the Obligors, the Agent and the Banks in the execution and performance of this Agreement and the other Facilities Papers to contract in strict compliance with the applicable usury laws of the State of

Texas and the United States of America from time to time in effect.  In furtherance of that purpose, each of the Obligors, the Agent and the Banks stipulate and agree that none of the terms and provisions contained in this

Agreement or the other Facilities Papers shall ever be construed to create a contract to pay for the use, forbearance or detention of money with interest at a rate in excess of the Ceiling Rate and that for purposes hereof "interest"

shall include the aggregate of all charges which constitute interest under such laws that are contracted for, charged, taken, reserved or received under this

Agreement or any of the other Facilities Papers.  In the event that the maturity of any Note is accelerated by reason of any election of its holder resulting from any Default, or in the event of any required or permitted prepayment, then such consideration that constitutes interest may never include more than the maximum nonusurious amount permitted by applicable Law, and excess interest, if any, provided for in this Agreement or otherwise shall be canceled automatically as of the date of such acceleration or prepayment and,

if theretofore paid, shall be credited on such note (or, if such note shall have been paid in full, refunded to the payor of such interest).  The provisions of this Section shall control over all other provisions of this

Agreement, the Notes and the other Facilities Papers which may be in apparent conflict herewith.  In the event any Bank or other holder of any of such Notes shall collect monies which are deemed to constitute interest at a rate in excess of the Ceiling Rate then in effect, all such sums deemed to constitute interest in excess of the Ceiling Rate shall be immediately returned to their payor (or, at the option of the holder of the Notes, credited against the unpaid principal of the Notes) upon such determination.  The provisions of this

Section shall survive the expiration or termination of this Agreement.



         Section 12.8      Expenses.  Whether or not the transactions

contemplated by this Agreement shall be consummated, the Obligors, jointly and severally, agree to pay (a) up to $5,000 of the legal fees incurred by the

Agent in connection with the preparation, negotiation and execution of this

12/97 A&R Facilities Agreement, the Notes and the other Facilities Papers; (b)

up to $1,000 of the legal fees actually incurred by each Bank (other than TCB)

in reviewing this 12/97 A&R Facilities Agreement and the other Facilities

Papers; (c) all out-of-pocket expenses of the Banks (including the reasonable fees and expenses of counsel for the Banks) in connection with the filing,

recording, refiling and rerecording of this Agreement and the other Facilities

Papers and in establishing, making, servicing, administering and collecting any of the Facilities, fundings and loans or purchases hereunder; (d) any and all stamp, mortgage and recording taxes; (e) all other expenses incurred in the recording, filing, rerecording and refiling of any of the Facilities Papers and all other documents or instruments of further assurance required or appropriate to be recorded, rerecorded, filed or refiled in appropriate recording or filing offices; (f) the costs of any title insurance or lien insurance in connection therewith; (g) all costs of preparation, execution and delivery of any and all amendments, modifications, supplements, consents, waivers or other documents or writings relating to the transactions contemplated by this Agreement; and (h)

all costs (including reasonable attorneys' fees) of the review of title opinions, security opinions and other legal opinions relating to the transactions contemplated in this Agreement or any of the other

Facilities Papers.  Upon request, the Obligors, jointly and severally, agree to promptly reimburse the Agent or any Bank for all amounts expended by them,

respectively, to satisfy any obligation of either Obligor under this Agreement or any other Facilities Papers or to protect the Property or business of either

Obligor or any of its Subsidiaries or to collect any of the Notes, or to enforce the rights of any or all of the Agent or any Bank under this Agreement or any other Facilities Papers, which amounts will include all court costs,

attorneys' fees, fees of auditors and accountants and investigation expenses incurred by any of the Agent or any Bank in connection with any such matters,

together with interest at the Past Due Rate on each such amount from the date that the same is expended, advanced or incurred by any of the Agent or any Bank until the date of reimbursement to the Agent or that Bank.  The obligations of the Obligors under this Section shall survive the expiration or termination of this Agreement.



         SECTION 12.9      INDEMNIFICATION.  THE OBLIGORS, JOINTLY AND

SEVERALLY, AGREE TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE BANKS, THEIR

PARTICIPANTS AND FUTURE HOLDERS OF THE OBLIGORS' OBLIGATIONS HEREUNDER AND

THEIR OFFICERS, AGENTS, DIRECTORS, EMPLOYEES AND COUNSEL (AND TO CAUSE THE

GUARANTOR TO GIVE A LIKE INDEMNITY TO THE BANKS) FROM AND AGAINST ANY AND ALL

CLAIMS (INCLUDING INTEREST BOTH BEFORE AND AFTER ANY BANKRUPTCY, COURT COSTS,

PENALTIES, ATTORNEYS' FEES AND DISBURSEMENTS AND AMOUNTS PAID IN SETTLEMENT) TO

WHICH ANY SUCH PERSON MAY BECOME SUBJECT ARISING OUT OF OR BY REASON OF ANY

INVESTIGATION, LITIGATION OR OTHER PROCEEDINGS BROUGHT OR THREATENED, ARISING

OUT OF OR BASED ON THIS AGREEMENT, ANY OF THE OTHER FACILITIES PAPERS OR THE

TRANSACTIONS CONTEMPLATED THEREBY; PROVIDED, THAT, FOR ANY PORTION OF SUCH

CLAIMS RESULTING FROM THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUDULENT

CONDUCT OF ANY BANK, NO OBLIGOR SHALL BE LIABLE TO SUCH BANK.  (EACH OF THE

OBLIGORS AGREES, HOWEVER, THAT IT, JOINTLY AND SEVERALLY, EXPRESSLY INTENDS

UNDER THIS SECTION TO INDEMNIFY EACH BANK FOR ALL CLAIMS ARISING OUT OF OR

RESULTING FROM THE SOLE OR CONTRIBUTORY ORDINARY NEGLIGENCE OF SUCH BANK.)  ALL

OF THE OBLIGORS' INDEMNITY OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER

FACILITIES PAPERS SHALL SURVIVE ITS AND THEIR TERMINATION OR EXPIRATION.



         Section 12.10    Entire Agreement.  This Agreement and the other

Facilities Papers embody the entire agreement and understanding between (a) the

Obligors and (b) the Agent and the Banks, relating to the subject matter hereof and thereof and supersede all prior proposals, agreements and understandings relating to such subject matter.  The other Facilities Papers are incorporated herein by reference; however, in the event and to the extent of any conflict or inconsistency, the provisions of this Agreement shall control.



         Section 12.11    Accounting Terms.  All determinations of financial

amounts on a consolidated basis shall make due allowance for minority interests.



         Section 12.12    Severability.  Whenever possible, each provision of

the Facilities Papers shall be interpreted in such manner as to be effective and valid under applicable Law.  If any provision of any Facilities Paper shall be invalid, illegal or unenforceable in any respect under any applicable Law, the validity, legality and enforceability of the remaining provisions of such

Facilities Paper shall not be affected or impaired thereby.



         Section 12.13     Domicile of Loans.  The Banks may transfer and carry

all or any part of the Loans at, to or for the account of any branch office or

Affiliate.



         Section 12.14     Disclosures.  Every reference in this Agreement and

the other Facilities Papers to disclosures of either Obligor to the Banks or the Agent in writing, to the extent that such references refer to disclosures at or prior to the execution of this Agreement, shall be deemed to refer only to written disclosures made in an orderly manner.



         SECTION 12.15     RELEASE OF TRANSACTION CLAIMS.  EACH OBLIGOR HEREBY

RELEASES, DISCHARGES AND ACQUITS FOREVER THE AGENT AND EACH BANK AND THEIR

RESPECTIVE OFFICERS, DIRECTORS, TRUSTEES, AGENTS, EMPLOYEES AND COUNSEL (IN

EACH CASE, PAST, PRESENT OR FUTURE) FROM ANY AND ALL TRANSACTION CLAIMS

EXISTING AS OF THE EFFECTIVE DATE (OR THE DATE OF ACTUAL EXECUTION HEREOF BY

SUCH OBLIGOR, IF LATER).  THE TERM "TRANSACTION CLAIM" SHALL MEAN ANY AND ALL

CLAIMS (INCLUDING COURT COSTS, PENALTIES, ATTORNEYS' FEES AND DISBURSEMENTS,

AND AMOUNTS PAID IN SETTLEMENT) OF ANY KIND AND CHARACTER WHATSOEVER, INCLUDING

CLAIMS FOR USURY, BREACH OF CONTRACT, BREACH OF COMMITMENT, NEGLIGENT

MISREPRESENTATION OR FAILURE TO ACT IN GOOD FAITH, IN EACH CASE WHETHER NOW

KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, ASSERTED OR UNASSERTED OR PRIMARY

OR CONTINGENT, AND WHETHER ARISING OUT OF WRITTEN DOCUMENTS, UNWRITTEN

UNDERTAKINGS, COURSE OF CONDUCT, TORT, VIOLATIONS OF LAWS OR REGULATIONS OR

OTHERWISE.



         Section 12.16     Notice Pursuant to Section  26.02 of the Tex. Bus. &

Comm. Code.  THE OBLIGORS, THE AGENT AND THE BANKS HEREBY AGREE THAT THE

CURRENT A&R FACILITIES AGREEMENT AND THE OTHER FACILITIES PAPERS TOGETHER

REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED

BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE

PARTIES.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.







                    [REST OF PAGE INTENTIONALLY LEFT BLANK]

         EXECUTED as of the date first above written.



                                        HARBOR FINANCIAL MORTGAGE CORPORATION







                                        By: /s/ Richard J. Gillen

                                            ------------------------------------

                                                Richard J. Gillen, President







                                        NEW AMERICA FINANCIAL, INC.







                                        By: /s/ Richard J. Gillen

                                            ------------------------------------

                                                Richard J. Gillen,

                                                Chairman of the Board





         Guarantor Consent and Agreements.  Guarantor hereby joins in this

12/97 A&R Facilities Agreement to evidence Guarantor's consent to execution by the Obligors of this 12/97 A&R Facilities Agreement and the other Facilities

Papers contemplated by it and performance of their obligations under it, to confirm that the Guaranty and the Stock Pledge Agreement each applies and shall continue to apply to the Notes and this 12/97 Facilities Agreement, to agree to do whatever is required to enable the Obligors to comply with the provisions of its Sections 9.3(c), 9.3(d), 9.3(l), 6.6(a), 6.6(a) and 9.3(m) and to

acknowledge that without such consent, confirmation and agreement, neither the

Banks nor the Agent would enter into this 12/97 A&R Facilities Agreement with the Obligors.





                                        HARBOR FINANCIAL GROUP, INC.







                                        By:  /s/ Richard J. Gillen

                                             -------------------------------

                                        Name:    Richard J. Gillen

                                             -------------------------------

                                        Title:   President

                                              ------------------------------











                   [intentionally unnumbered signature page]

                                        TEXAS COMMERCE BANK

                                        NATIONAL ASSOCIATION,

                                        as the Agent and a Bank





                                        By: /s/ Cynthia E. Crites

                                            --------------------------------

                                        Name:   Cynthia E. Crites

                                        Title:  Vice President











                 [intentionally unnumbered Bank signature page]

                                        BANK ONE, TEXAS, N.A.





                                        By: /s/ Brian J. Hilberth

                                            --------------------------------

                                        Name:   Brian J. Hilberth

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        BANK OF SCOTLAND





                                        By: /s/ Annie Chin Tat

                                            --------------------------------

                                        Name:   Annie Chin Tat

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        THE BANK OF NEW YORK





                                        By: /s/ Robet A. Tweed

                                            --------------------------------

                                        Name:   Robet A. Tweed

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        GUARANTY FEDERAL BANK, F.S.B.





                                        By: /s/ Gregory W. Jackson

                                            --------------------------------

                                        Name:   Gregory W. Jackson

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        HIBERNIA NATIONAL BANK





                                        By: /s/ Stephanie M. Freeman

                                            --------------------------------

                                        Name:   Stephanie M. Freeman

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        PNC BANK KENTUCKY, INC.





                                        By: /s/ Sloane Graff

                                            --------------------------------

                                        Name:   Sloane Graff

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        COMERICA BANK





                                        By: /s/ N. Donald Heath

                                            --------------------------------

                                        Name:   N. Donald Heath

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        BANK UNITED





                                        By: /s/ Deborah A. Borque

                                            --------------------------------

                                        Name:   Deborah A. Borque

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        FLEET BANK N.A.





                                        By: /s/ Kevin J. Batterton

                                            --------------------------------

                                        Name:   Kevin J. Batterton

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        NATIONAL CITY BANK OF KENTUCKY





                                        By: /s/ Gary Sieveking

                                            --------------------------------

                                        Name:   Gary Sieveking

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

                                        THE FIRST NATIONAL BANK OF CHICAGO





                                        By: /s/ Ann H. Chudacoff

                                            --------------------------------

                                        Name:   Ann H. Chudacoff

                                             -------------------------------

                                        Title:  Vice President

                                              ------------------------------









                 [intentionally unnumbered Bank signature page]

ATTACHED:



Commitments Schedule

Exhibit A - form of Current Warehouse Note

Exhibit B-1 - [Wet Warehousing] [Warehouse] Loan Request form

Exhibit B-2 - Second-Lien Loan Request form

Exhibit B-3 - P&I Loan Request form

Exhibit B-4 - T&I Loan Request form

Exhibit B-5 - VA/FHA/PMI Foreclosure Receivables Loan Request form

Exhibit B-6 - Repurchased Defaulted Mortgages Loan Request form

Exhibit B-7 - Foreclosed Properties Loan Request form

Exhibit B-8 - Servicing Acquisition Loan Request form

Exhibit B-9 - Subprime Mortgage Loan Request

Exhibit C - Offer to Sell Mortgage Pools

Exhibit D - form of Current Servicing Acquisition Note

Exhibit E - form of Opinion of Counsel

Exhibit F - form of Compliance Certificate

Exhibit G - forms of Bailee Letters



Schedule 1 - List of Qualified Investors

Schedule 2 - form of Standard Financial Statements

Schedule 3 - form of management report

Schedule 4 - Persons authorized to issue Obligor Orders

Schedule 5 - FirstCity Financial Corporation's subordinated line of credit agreement

Schedule 6 - Obligors' current credit grade matrix

             COMMITMENTS SCHEDULE TO 12/97 A&R FACILITIES AGREEMENT



         The Banks' Commitments from and after the effective date of this

Commitments Schedule and until it shall have been superseded (or amended and restated) by a more recent Commitments Schedule in accordance with the 12/97

Amended and Restated Facilities Agreement (as it may have been supplemented,

amended or restated) of which this Commitments Schedule is a part, each

Facility and the sums of such Commitments, by Bank, are as follows:







------------------------------------------------------------------------------------------------------------------------------

                               WAREHOUSE                            WET               WET                         RECEIVABLES

      WAREHOUSE BANK              LINE            SWING          WAREHOUSING      WAREHOUSING     SECOND LIEN       ADVANCES

                               COMMITTED         SUBLIMIT        SUBLIMIT(1)       SUBLIMIT(2)      SUBLIMIT        SUBLIMIT

                                  SUMS

------------------------------------------------------------------------------------------------------------------------------


 Texas Commerce Bank           $60,000,000      $67,500,000       $15,000,000       $9,000,000      $3,000,000      $4,500,000

 National Association

------------------------------------------------------------------------------------------------------------------------------

 Bank One, Texas, N.A.         $50,000,000      $         0       $12,500,000       $7,500,000      $2,500,000      $3,750,000

------------------------------------------------------------------------------------------------------------------------------

 Bank of Scotland              $45,000,000      $         0       $11,250,000       $6,750,000      $2,250,000      $3,375,000

------------------------------------------------------------------------------------------------------------------------------

 The Bank of New York          $40,000,000      $         0       $10,000,000       $6,000,000      $2,000,000      $3,000,000

------------------------------------------------------------------------------------------------------------------------------

 Guaranty Federal Bank,        $40,000,000      $         0       $10,000,000       $6,000,000      $2,000,000      $3,000,000

 F.S.B.

------------------------------------------------------------------------------------------------------------------------------

 Hibernia National Bank        $40,000,000      $         0       $10,000,000       $6,000,000      $2,000,000      $3,000,000

------------------------------------------------------------------------------------------------------------------------------

 PNC Bank Kentucky, Inc.       $40,000,000      $         0       $10,000,000       $6,000,000      $2,000,000      $3,000,000

------------------------------------------------------------------------------------------------------------------------------

 Comerica Bank                 $40,000,000      $         0       $10,000,000       $6,000,000      $2,000,000      $3,000,000

------------------------------------------------------------------------------------------------------------------------------

 Bank United                   $30,000,000      $         0        $7,500,000       $4,500,000      $1,500,000      $2,250,000

------------------------------------------------------------------------------------------------------------------------------

 Fleet Bank N.A.               $25,000,000      $         0        $6,250,000       $3,750,000      $1,250,000      $1,875,000

------------------------------------------------------------------------------------------------------------------------------

 National City Bank of         $20,000,000      $         0        $5,000,000       $3,000,000      $1,000,000      $1,500,000

 Kentucky

------------------------------------------------------------------------------------------------------------------------------

 The First National Bank       $20,000,000      $         0        $5,000,000       $3,000,000      $1,000,000      $1,500,000

 of Chicago

------------------------------------------------------------------------------------------------------------------------------

 TOTALS                       $450,000,000      $67,500,000      $112,500,000      $67,500,000     $22,500,000     $33,750,000

------------------------------------------------------------------------------------------------------------------------------




(1)  during first and last 5 Business Days

(2)  during remainder of calendar month



------------------------------------------------------------------------------------------------------------------------------

                                                                  VA/FHA/PMI       REPURCHASED

                                                                 FORECLOSURE        DEFAULTED       FORECLOSED      SUBPRIME

      WAREHOUSE BANK            P&I SUB-         T&I SUB-        RECEIVABLES        MORTGAGES       PROPERTIES     MORTGAGES

                                SUBLIMIT         SUBLIMIT        SUB-SUBLIMIT      SUB-SUBLIMIT    SUB-SUBLIMIT     SUBLIMIT

------------------------------------------------------------------------------------------------------------------------------


 Texas Commerce Bank            $1,500,000       $1,500,000        $1,800,000         $600,000        $600,000     $12,000,000

 National Association

------------------------------------------------------------------------------------------------------------------------------

 Bank One, Texas, N.A.          $1,250,000       $1,250,000        $1,500,000         $500,000        $500,000     $10,000,000

------------------------------------------------------------------------------------------------------------------------------

 Bank of Scotland               $1,125,000       $1,125,000        $1,350,000         $450,000        $450,000      $9,000,000

------------------------------------------------------------------------------------------------------------------------------

 The Bank of New York           $1,000,000       $1,000,000        $1,200,000         $400,000        $400,000      $8,000,000

------------------------------------------------------------------------------------------------------------------------------

 Guaranty Federal Bank,         $1,000,000       $1,000,000        $1,200,000         $400,000        $400,000      $8,000,000

 F.S.B.

------------------------------------------------------------------------------------------------------------------------------

 Hibernia National Bank         $1,000,000       $1,000,000        $1,200,000         $400,000        $400,000      $8,000,000

------------------------------------------------------------------------------------------------------------------------------

 PNC Bank Kentucky, Inc.        $1,000,000       $1,000,000        $1,200,000         $400,000        $400,000      $8,000,000

------------------------------------------------------------------------------------------------------------------------------

 Comerica Bank                  $1,000,000       $1,000,000        $1,200,000         $400,000        $400,000      $8,000,000

------------------------------------------------------------------------------------------------------------------------------

 Bank United                      $750,000         $750,000          $900,000         $300,000        $300,000      $6,000,000

------------------------------------------------------------------------------------------------------------------------------

 Fleet Bank N.A.                  $625,000         $625,000          $750,000         $250,000        $250,000      $5,000,000

------------------------------------------------------------------------------------------------------------------------------

 National City Bank of            $500,000         $500,000          $600,000         $200,000        $200,000      $4,000,000

 Kentucky

------------------------------------------------------------------------------------------------------------------------------

 The First National Bank          $500,000         $500,000          $600,000         $200,000        $200,000      $4,000,000

 of Chicago

------------------------------------------------------------------------------------------------------------------------------

 TOTALS                        $11,250,000      $11,250,000       $13,500,000       $4,500,000      $4,500,000     $90,000,000

------------------------------------------------------------------------------------------------------------------------------




            ------------------------------------------------------------------------------

                               Warehouse Bank                                 Mortgages

                                                                            Purchase Limit

            ------------------------------------------------------------------------------


            Texas Commerce Bank National Association                          $26,666,667

            ------------------------------------------------------------------------------

            Bank One, Texas, N.A.                                             $22,222,222

            ------------------------------------------------------------------------------

            Bank of Scotland                                                  $20,000,000

            ------------------------------------------------------------------------------

            The Bank of New York                                              $17,777,778

            ------------------------------------------------------------------------------

            Guaranty Federal Bank, F.S.B.                                     $17,777,778

            ------------------------------------------------------------------------------

            Hibernia National Bank                                            $17,777,778

            ------------------------------------------------------------------------------

            PNC Bank Kentucky, Inc.                                           $17,777,778

            ------------------------------------------------------------------------------

            Comerica Bank                                                     $17,777,778

            ------------------------------------------------------------------------------

            Bank United                                                       $13,333,333

            ------------------------------------------------------------------------------

            Fleet Bank N.A.                                                   $11,111,111

            ------------------------------------------------------------------------------

            National City Bank of Kentucky                                     $8,888,889

            ------------------------------------------------------------------------------

            The First National Bank of Chicago                                 $8,888,889

            ------------------------------------------------------------------------------

            TOTAL                                                            $200,000,000

            ------------------------------------------------------------------------------




            -----------------------------------------------------------------------

                     Servicing Acquisition Bank                       Servicing

                                                                   Acquisition Line

                                                                    Committed Sums

            -----------------------------------------------------------------------


            Texas Commerce Bank National Association                  $6,000,000

            -----------------------------------------------------------------------

            Bank One, Texas, N.A.                                     $5,000,000

            -----------------------------------------------------------------------

            Bank of Scotland                                          $4,500,000

            -----------------------------------------------------------------------

            The Bank of New York                                      $4,000,000

            -----------------------------------------------------------------------

            Guaranty Federal Bank, F.S.B.                             $4,000,000

            -----------------------------------------------------------------------

            Hibernia National Bank                                    $4,000,000

            -----------------------------------------------------------------------

            PNC Bank Kentucky, Inc.                                   $4,000,000

            -----------------------------------------------------------------------

            Comerica Bank                                             $4,000,000

            -----------------------------------------------------------------------

            Bank United                                               $3,000,000

            -----------------------------------------------------------------------

            Fleet Bank N.A.                                           $2,500,000

            -----------------------------------------------------------------------

            National City Bank of Kentucky                            $2,000,000

            -----------------------------------------------------------------------

            The First National Bank of Chicago                        $2,000,000

            -----------------------------------------------------------------------

            TOTAL                                                    $45,000,000

            -----------------------------------------------------------------------










         Effective date of this Commitments Schedule: December 3, 1997

         This Commitments Schedule is executed (in counterparts) by the undersigned Banks, who are currently all of the Banks under the Current

Facilities Agreement, to be effective as of the date last above written.



                                        TEXAS COMMERCE BANK

                                        NATIONAL ASSOCIATION,

                                        as the Agent and a Bank





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        BANK ONE, TEXAS, N.A.





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        BANK OF SCOTLAND





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        THE BANK OF NEW YORK





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        GUARANTY FEDERAL BANK, F.S.B.





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        HIBERNIA NATIONAL BANK





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        PNC BANK KENTUCKY, INC.





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        COMERICA BANK





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        BANK UNITED





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        FLEET BANK N.A.





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________











                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        NATIONAL CITY BANK OF KENTUCKY





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________













                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

                                        THE FIRST NATIONAL BANK OF CHICAGO





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________













                 [intentionally unnumbered Bank signature page

                   for December 3, 1997 Commitments Schedule]

         The Banks' respective addresses for notices and their telephone and telecopy numbers are as shown on the attached Addresses Annex to this

Commitments Schedule.

                    ADDRESSES ANNEX TO COMMITMENTS SCHEDULE

                             DATED DECEMBER 3, 1997







Bank One, Texas N.A.                          PNC Bank Kentucky, Inc.

1717 Main Street, 3rd Floor                   500 West Jefferson St., Suite 1200

Dallas, Texas  75201                          Louisville, Kentucky  40202

Attn:    Mr. Brian Hilberth                   Attn:    Mr. Sloane Graff

Telephone:       (214) 290-3162               Telephone:       (502) 581-4607

Telecopy:        (214) 290-2054               Telecopy:        (502) 581-3844



Bank of Scotland                              Comerica Bank

1200 Smith Street                             One Detroit Center

1750 Two Allen Center                         500 Woodward

Houston, Texas  77002                         Detroit, Michigan  48226-3256

Attn:    Mr. Richard Butler                   Attn:    Mr. N. Donald Heath

Telephone:       (713) 651-1870               Telephone:       (313) 222-5740

Telecopy:        (713) 651-9714               Telecopy:        (313) 222-9295



The Bank of New York                          Bank United

One Wall Street, 17th Floor                   3200 Southwest Freeway, Suite 1325

New York, New York  10286                     Houston, Texas  77027

Attn:    Mr. Robert A. Tweed                  Attn:    Ms. Debbie Bourque

Telephone:       (212) 635-6465               Telephone:       (713) 543-6397

Telecopy:        (212) 635-6468               Telecopy:        (713) 543-6022



Guaranty Federal Bank, F.S.B.                 Fleet Bank N.A.

8333 Douglas Avenue                           Mortgage Banking Dept. 16th Floor

Dallas, Texas  75225                          1185 Avenue of the Americas

Attn:    Mr. Chad Patton                      New York, New York  10036

Telephone:       (214) 360-1675               Attn:    Mr. Bob Klein

Telecopy:        (214) 360-1660               Telephone:       (212) 819-6079

                                              Telecopy:        (212) 819-6207

Hibernia National Bank

313 Carondelet Street                         National City Bank

New Orleans, Louisiana  70130                 421 West Market Street

Attn:    Ms. Stephanie Freeman                Louisville, Kentucky  40202

Telephone:       (504) 533-3345               Attn:    Mr. Gary W. Sieveking

Telecopy:        (504) 533-5344               Telephone:       (502) 581-7660

                                              Telecopy:        (502) 581-4154


The First National Bank of Chicago

One First National Plaza, Suite 0098

Chicago, Illinois  60670

Attn:    Mr. Bill Sholten

Telephone:       (312) 732-4600

Telecopy:        (312) 732-6222



Texas Commerce Bank National Association

712 Main Street

Houston, Texas  77002

Attention:  Ms. Cynthia Crites

Telephone:       (713) 216-7702

Telecopy:        (713) 216-2082



Texas Commerce Bank National Association

712 Main Street

Houston, Texas  77002

Attention:  Ms. Audrey Mather

Telephone:       (713) 216-4476

Telecopy:        (713) 216-2082



Texas Commerce Bank National Association

Mortgage Warehouse Operations - Houston

801 West Greens Road, Suite 200

Houston, Texas  77067

Attention:  Ms. Kristen Sebright

Telephone:       (281) 775-5391

Telecopy:        (281) 775-5449



Mr. Richard A. Gillen, President

Harbor Financial Mortgage Corp.

340 Sam Houston Parkway East, Suite 100

Houston, Texas  77060

Telephone:       (713) 931-1771

Telecopy:        (713) 931-7013

                  EXHIBIT A TO 12/97 A&R FACILITIES AGREEMENT



                 (The "12/97           Master Warehouse Note")





$_________________________       HOUSTON, TEXAS                 DECEMBER 3, 1997





         FOR VALUE RECEIVED, HARBOR FINANCIAL MORTGAGE CORPORATION (a Texas

corporation) and NEW AMERICA FINANCIAL, INC.  (a Texas corporation)

(collectively, "Makers"), jointly and severally, promise to pay to the order of

___________________ _____________________________________________________

("Payee"), a _____________________________________________, at the 712 Main

Street branch of Texas Commerce Bank National Association ("TCB"), a national banking association, in the City of Houston, Harris County, Texas, or at such other place in Harris County, Texas, as the holder ("Holder", whether or not

Payee is such holder) of this note may hereafter designate in writing, in immediately available funds and in lawful money of the United States of

America, the principal sum of

_____________________________________________________________

______________________ Dollars ($________________________) (or the unpaid balance of all principal advanced against this note, if that amount is less),

together with interest on the unpaid principal balance of this note from time to time outstanding until maturity at the applicable Stated Rate or at such lesser rate, if any, as Holder shall from time to time elect to be applicable in Holder's sole and absolute discretion, and interest on all past due amounts,

both principal and accrued interest, at the Past Due Rate; provided, that for the full term of this note the interest rate produced by the aggregate of all sums paid or agreed to be paid to Holder for the use, forbearance or detention of the debt evidenced hereby shall not exceed the Ceiling Rate.



         1.      Definitions.  All capitalized terms used in this note that are defined in the Current Facilities Agreement (defined below) and not defined differently in this note have the same meanings herein as therein.



         2.      Rates Change Automatically and Without Notice.  Without notice to Makers or any other Person and to the full extent allowed by applicable Law from time to time in effect, the Adjusted LIBOR Rate, (only if there is a change in an applicable Eurodollar Reserve Requirement) the Eurodollar Rate and

the Ceiling Rate shall each automatically fluctuate upward and downward as and in the amount by which the Adjusted LIBOR Rate, (only if there is a change in an applicable Eurodollar Reserve Requirement) the Eurodollar Rate and such maximum nonusurious rate of interest permitted by applicable Law, respectively,

fluctuate.



         3.      Calculation of Interest.  Interest on the amount of each

advance against this note shall be computed as provided in Section 2.6 of the

Current Facilities Agreement.



         4.      Excess Interest Will be Refunded or Credited.  If, for any

reason whatever, the interest paid or received on this note during its full term produces a rate which exceeds the Ceiling Rate, Holder shall refund to the payor or, at Holder's option, credit against the principal of this note such











                               Page 1 of 5 Pages
portion of said interest as shall be necessary to cause the interest paid on this note to produce a rate equal to the Ceiling Rate.



         5.      Interest Will be Spread.  All sums paid or agreed to be paid to Holder for the use, forbearance or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable Law, be amortized,

prorated, allocated and spread in equal parts throughout the full term of this note, so that the interest rate is uniform throughout the full term of this note.



         6.      Payment Schedule.  All principal of this note and all accrued interest then unpaid shall be due and payable on demand made at any time after either (a) the occurrence of any Default under this note, the Current

Facilities Agreement or any other Facilities Papers (unless the Agent shall have declared in writing that such Default has been cured or waived) or (b) the termination date specified in any written notice (the "Termination Notice")

from the Agent to Makers, indicating the election of the Warehouse Banks to terminate the Warehouse Line, borrowings under which from Payee are evidenced by this note and specifying a termination date at least ninety (90) days after the date of such Termination Notice.  If no such demand is sooner made, then all principal shall be payable as provided in Sections 2.9 and 2.16 of the

Current Facilities Agreement and all advanced and unpaid principal and all accrued and unpaid interest shall be finally due and payable as provided in

Section 2.7 of the Current Facilities Agreement.  Before maturity of this note,

unpaid interest accrued on this note shall be payable as provided in Section

2.6 of the Current Facilities Agreement.  All such scheduled payments shall be applied first to accrued interest and the balance (if any) shall be applied to principal.



         7.      Prepayment.  Makers may at any time pay the full amount or any part of this note  as provided in Section 2.8 of the Current Facilities

Agreement.  All prepayments shall be applied first to accrued interest, the balance to principal.  Any prepayment identified in a writing delivered to

Payee concurrently with it as relating to any particular mortgage note (a

"Mortgage Note") pledged to secure the Current Warehouse Notes shall be applied first on the Loans advanced by the Warehouse Banks to a Maker for that Maker to use to fund or to purchase such Mortgage Note.



         8.      Revolving Credit.  Upon and subject to the terms and

conditions of the Current Facilities Agreement, Makers may borrow, repay and reborrow at any time unless and until a Default has occurred under this note,

the Current Facilities Agreement or any other Facilities Papers, which the

Agent has not declared to have been fully cured or waived.  The unpaid principal balance of this note at any time shall be the total of all principal lent or advanced against this note less the sum of all principal payments and permitted or required prepayments made on this note by or for the account of

Makers.  Absent manifest error, Holder's computer records shall on any day conclusively evidence the unpaid balance of this note and its advances and payments history posted up to that day.  All Warehouse Loans and all payments and permitted or required prepayments made hereon may be (but are not required to be) endorsed by Holder on the schedule that is attached hereto (which is hereby made a part hereof for all purposes) or otherwise recorded in Holder's computer or manual records; provided, that any failure to make notation of (a)

any principal advance or accrual of interest shall not cancel, limit or otherwise affect Makers' obligations or Holder's rights with respect to that advance or accrual, or (b) any payment or permitted or required prepayment of principal or interest shall not











                               Page 2 of 5 Pages
cancel, limit or otherwise affect Makers' entitlement to credit for that payment as of the date of its receipt by Holder.  Makers and Payee expressly agree, pursuant to Chapter 346 ("Chapter 346") of the Texas Finance Code, that

Chapter 346 (which relates to open-end line of credit revolving loan accounts)

shall not apply to this note or to any loan evidenced by this note and that neither this note nor any such loan shall be governed by Chapter 346 or subject to its provisions in any manner whatsoever.



         9.      The Current Facilities Agreement, this Note and its Security.

This note is one of the "12/97 Master Warehouse Notes" referred to and that have been issued pursuant to the terms of the 12/97 Amended and Restated

Facilities Agreement dated effective as of December 3, 1997, among Makers,

Texas Commerce Bank National Association as a "Bank," a "Warehouse Bank," a

"Servicing Acquisition Bank" and as agent (the "Agent") for Payee and the other

Warehouse Banks and Servicing Acquisition Banks, and they renew, extend,

increase, extend and rearrange (but do not extinguish) the 1/97 Warehouse Notes dated January 31, 1997 previously issued pursuant to, and that are described or referred to in, the 1/97 Amended and Restated Facilities Agreement dated as of

January 31, 1997 (as heretofore amended) among Makers, Texas Commerce Bank

National Association and the other Banks party thereto.  As the 12/97 Amended and Restated Facilities Agreement has been and may hereafter be amended,

restated, modified or supplemented from time to time, it is called the "Current

Facilities Agreement".  Reference to the Current Facilities Agreement is here made for all purposes.  Loans against this note by Payee or any other Holder shall be governed by the Current Facilities Agreement.  Holder is entitled to the benefits of and security provided for or referred to in the Current

Facilities Agreement or the other Facilities Papers.  Such security includes,

among other security, (a) a first lien security interest in all of Maker's

Mortgage Loans or Qualified Mortgage Loans, as applicable, now or hereafter pledged to Agent, as agent and representative of the Banks, pursuant to the

Current Facilities Agreement (including relating to the Mortgage Pools Purchase

Agreement) and in all of the Collateral covered by (1) the Warehouse Pledge

Agreement, (2) the Receivables Pledge Agreement and (3) all mortgages, deeds of trust, deeds to secure debt or other forms of mortgage instruments that are intended to grant a Lien against real property now or hereafter held by Agent,

as agent and representative of the Banks, as mortgagee; (b) a second lien security interest (second only to the first lien security interest granted to the Servicing Acquisition Banks) in all of the Collateral covered by the

Servicing Rights Security Agreement, and (c) on a pari passu basis, a security interest in all other Collateral, to Ratably secure all of the Makers' present and future Obligations to the Warehouse Banks under the Current Facilities

Agreement.  All debt now or hereafter evidenced by this note, as well as all of

Makers' other debt or other obligations now or hereafter owned or held by

Holder, is intended to be secured by all security for any such debt, whether or not the security instrument covering and affecting such security refers to this or any other note evidencing or to evidence such debt.



         10.     Defaults and Remedies.  Any Default shall constitute default under this note, whereupon the Agent may elect to exercise any or all rights,

powers and remedies afforded (a) under the Current Facilities Agreement and all other Facilities Papers and (b) by Law, including the right to accelerate the maturity of this entire note.











                               Page 3 of 5 Pages

         11.     Legal Costs.  If any Holder retains an attorney in connection with any such default or to collect, enforce or defend this note or any other

Facilities Papers in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Makers sue any Holder in connection with this note or any such Facilities Papers and do not prevail, then Makers agree to pay to each such Holder, in addition to principal and interest, all reasonable costs and expenses incurred by such Holder in trying to collect this note or in any such suit or proceeding, including reasonable attorneys' fees.  An amount equal to ten percent (10%) of the unpaid principal and accrued interest owing on this note when and if this note is placed in the hands of an attorney for collection after default is stipulated to be reasonable attorneys' fees unless a Holder or any Maker of this note timely pleads otherwise to a court of competent jurisdiction.



         12.     Waivers.  Makers and any and all co-makers, endorsers,

guarantors and sureties severally waive notice (including, but not limited to,

notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them.  Each such Person agrees that his,

her or its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any Lien against or security interest in any such security or the partial or complete unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.



         13.     Not Purpose Credit.  None of the proceeds of this note shall ever be used, directly or indirectly, for the purpose of purchasing or carrying any "margin stock" as defined in Regulation U of the Board of Governors of the

Federal Reserve System or for the purpose of reducing or retiring any debt which was originally incurred to purchase or carry any "margin stock" or to extend credit to others for the purpose of purchasing or carrying any "margin stock" or which would constitute this transaction a "purpose credit" within the meaning of Regulation U, as now or hereafter in effect.



         14.     Governing Law, Jurisdiction and Venue.  This note shall be governed by and construed in accordance with the laws of the State of Texas and the United States of America from time to time in effect.  Makers and all co-makers, endorsers, guarantors and sureties each hereby irrevocably submits to the nonexclusive jurisdiction of the United States District Court for the

Southern District of Texas and the state district courts of Harris County,

Texas, for purposes of all legal proceedings arising out of or relating to this note, the debt evidenced hereby or any loan agreement, security agreement,

guaranty or other papers or agreements relating to this note.  To the fullest extent permitted by law, Makers and all co-makers, endorsers, guarantors and sureties each irrevocably waives any objection which he, she or it may now or hereafter have to the laying of venue for any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum and agrees that service of process may be made upon him, her or it in any such proceeding by registered or certified mail.

Harris County, Texas shall be a proper place of venue for suit hereon.











                               Page 4 of 5 Pages

         15.     General Purpose of Loan.  Makers warrant and represent to

Payee and all other Holders that all Loans evidenced by this note are and will be for business, commercial, investment or other similar purpose and not primarily for personal, family, household or agricultural use, as such terms are used in Chapter 1D or in the Texas Finance Code.



         16.     Participations.  Payee and each other Holder reserves the

right, exercisable in his, her or its sole discretion and without notice to any of Makers or any other Person, to sell participations in all or any part of this note or the debt evidenced by this note.



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________

                                              Richard J. Gillen

                                              President



                                        NEW AMERICA FINANCIAL, INC.





                                        By:_____________________________________

                                              Richard J. Gillen

                                              Chairman of the Board











                               Page 5 of 5 Pages

                                    ANNEX 1

                           to $_____________________

                     Harbor Financial Mortgage Corporation

                        and New America Financial, Inc.

                          12/97 Master Warehouse Note

        to ____________________________________________________________



                  LOANS AND PAYMENTS OF PRINCIPAL AND INTEREST





------------------------------------------------------------------------------------------------------------------------

                       Payment Applied

   Date of Payment    on (or advance vs.)  Payment Applied                                              Name of Person

     or Advance             Principal        on Interest      Principal Balance    Interest Paid to     Making Notation

------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------


                 EXHIBIT B-1 TO 12/97 A&R FACILITIES AGREEMENT



                   [WET WAREHOUSING] [WAREHOUSE] LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented, amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan

Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a [WET

WAREHOUSING] [WAREHOUSE] Loan in the amount of $_____________________ to be made on ________________________, 19___ (or, if that is not a Business Day, on the next day that is).  [USE THIS NEXT SENTENCE IN A REQUEST FOR A WET

WAREHOUSING LOAN:]  The amount of the Wet Warehousing Loan is (a) not more than the aggregate Warehouse Loan Values of the Wet Mortgage Loans (the "Subject

Eligible Mortgages") that are described on the Schedule of Wet Mortgage Loans

Pledged attached to this Loan Request, (b) not more than the difference between

(i) the Wet Warehousing Sublimit and (ii) the outstanding amount of all existing Wet Warehousing Loans, and (c) not more than the difference between

(i) the maximum credit available under the Warehouse Line (including its Wet

Warehousing Subline) as specified in the Current Facilities Agreement and (ii)

the aggregate outstanding principal balance of the Current Warehouse Notes.

[USE THE NEXT SENTENCE IN A REQUEST FOR A WAREHOUSE LOAN.]  The amount of the

Warehouse Loan is (a) not more than the aggregate Warehouse Loan Values of the

Eligible Mortgages (the "Subject Eligible Mortgages") that are described on the

Schedule of Eligible Mortgages Pledged attached to this Loan Request and (b)

not more than the difference between (i) the maximum credit available under the

Warehouse Line as specified in the Current Facilities Agreement and (ii) the outstanding aggregate principal balance of the Current Warehouse Notes. If the requested [WET WAREHOUSING] [WAREHOUSE] Loan is funded,

[NEITHER THE WET WAREHOUSING SUBLIMIT NOR THE LINKED LINES LIMIT WILL

BE EXCEEDED][THE LINKED LINES LIMIT WILL NOT BE EXCEEDED].



         The Subject Eligible Mortgages are intended to be pledged to the

Agent, the Agent is hereby GRANTED a security interest in them and they are hereby made subject to the Warehouse Pledge Agreement, effective immediately.



         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested [WET WAREHOUSING][WAREHOUSE] Loan:



A.       Current [WET WAREHOUSING][WAREHOUSE] Loan:



         1.       Current Type:



                  [ ] Adjusted LIBOR Rate plus the Applicable Margin



                  [ ] Eurodollar Rate plus the Applicable Margin





         2.       Expiration of current Interest Period, if applicable:

                  ___________________________, ____________





B.       Proposed Interest Rate Option:



         1.       Type:



                  [ ] Adjusted LIBOR Rate plus the Applicable Margin



                  [ ] Eurodollar Rate plus the Applicable Margin





         2.       Interest Period, if applicable



                  [ ] one month



                  [ ] two months



                  [ ] three months





         3.       Effective Date of Interest Rate Option:

                  ___________________, ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the [WET WAREHOUSING] [WAREHOUSE] Loan should be deposited in the Company's account number __________________ with TCB.

         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the [WET WAREHOUSING] [WAREHOUSE] Loan should be deposited in the New Am

Inc.'s account number __________________ with TCB.



         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested [WET WAREHOUSING] [WAREHOUSE]

Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of [WET MORTGAGE LOANS][ELIGIBLE MORTGAGES] Pledged

                 EXHIBIT B-2 TO 12/97 A&R FACILITIES AGREEMENT



                            SECOND-LIEN LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented, amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan

Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a

Second-Lien Loan in the amount of $_____________________ to be made on

________________________, 19___ (or, if that is not a Business Day, on the next day that is).  The amount of the Second-Lien Loan is (a) not more than the aggregate Warehouse Loan Values of the Eligible Mortgages (the "Subject

Eligible Mortgages") that are described on the Schedule of Eligible Mortgages

Pledged attached to this Loan Request, (b) not more than the difference between

(i) the Second-Lien Sublimit and (ii) the outstanding amount of all existing

Second-Lien Loans, and (c) not more than the difference between (i) the maximum credit available under the Warehouse Line (including its Second-Lien Subline)

as specified in the Current Facilities Agreement and (ii) the aggregate outstanding principal balance of the Current Warehouse Notes.  If the requested

Second-Lien Loan is funded, neither the Second-Lien Sublimit nor the Linked

Lines Limit will be exceeded.



         The Subject Eligible Mortgages are intended to be pledged to the

Agent, the Agent is hereby GRANTED a security interest in them and they are hereby made subject to the Warehouse Pledge Agreement, effective immediately.

         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested Second-Lien Loan:





A.       Current Second-Lien Loan:



         1.      Current Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________





B.               Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months





         3.      Effective Date of Interest Rate Option:

                 ___________________, ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the Second-Lien Loan should be deposited in the Company's account number

__________________ with TCB.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the Second-Lien Loan should be deposited in the New Am Inc.'s account number

__________________ with TCB.



         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists  and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.

         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested Second-Lien Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of Eligible Mortgages Pledged

                 EXHIBIT B-3 TO 12/97 A&R FACILITIES AGREEMENT



                                P&I LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented, amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan

Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a P&I Loan in the amount of $_____________________ to be made on ________________________,

19___ (or, if that is not a Business Day, on the next day that is).  The amount of the P&I Loan is (a) not more than the aggregate Receivables Loan Values of the Eligible Receivables (the "Subject Eligible Receivables") that are described on the Schedule of Eligible Receivables Pledged attached to this Loan

Request, (b) not more than the difference between (i) the P&I Sublimit and (ii)

the outstanding amount of all existing P&I Loans, (c) not more than the difference between (i) the maximum credit available under the Receivables

Advances Subline (including its P&I Sub-subline) as specified in the Current

Facilities Agreement and (ii) the outstanding amount of all existing

Receivables Advances Loans, and (d) not more than the difference between (i)

the maximum credit available under the Warehouse Line (including its

Receivables Advances Subline) as specified in the Current Facilities Agreement and (ii) the aggregate outstanding principal balance of the Current Warehouse

Notes.  If the requested P&I Loan is funded, none of the P&I Sublimit, the

Receivables Advances Sublimit or the Linked Lines Limit will be exceeded.

         The Subject Eligible Receivables are intended to be pledged to the

Agent, the Agent is hereby GRANTED a security interest in them and they are hereby made subject to the Receivables Pledge Agreement, effective immediately.



         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested P&I Loan:





A.       Current P&I Loan:



         1.      Current Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________





B.               Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months





         3.      Effective Date of Interest Rate Option:

                 ___________________, ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the P&I Loan should be deposited in the Company's account number

__________________ with TCB.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the P&I Loan should be deposited in the New Am Inc.'s account number

__________________ with TCB.

         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested P&I Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of Eligible Receivables Pledged

                 EXHIBIT B-4 TO 12/97 A&R FACILITIES AGREEMENT



                                T&I LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented, amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan

Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a T&I Loan in the amount of $_____________________ to be made on ________________________,

19___ (or, if that is not a Business Day, on the next day that is).  The amount of the T&I Loan is (a) not more than the aggregate Receivables Loan Values of the Eligible Receivables (the "Subject Eligible Receivables") that are described on the Schedule of Eligible Receivables Pledged attached to this Loan

Request, (b) not more than the difference between (i) the T&I Sublimit and (ii)

the outstanding amount of all existing T&I Loans, (c) not more than the difference between (i) the maximum credit available under the Receivables

Advances Subline (including its T&I Sub-subline) as specified in the Current

Facilities Agreement and (ii) the outstanding amount of all existing

Receivables Advances Loans, and (d) not more than the difference between (i)

the maximum credit available under the Warehouse Line (including its

Receivables Advances Subline) as specified in the Current Facilities Agreement and (ii) the aggregate outstanding principal balance of the Current Warehouse

Notes.  If the requested T&I Loan is funded, none of the T&I Sublimit, the

Receivables Advances Sublimit or the Linked Lines Limit will be exceeded.

         The Subject Eligible Receivables are intended to be pledged to the

Agent, the Agent is hereby GRANTED a security interest in them and they are hereby made subject to the Receivables Pledge Agreement, effective immediately.



         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested T&I Loan:





A.               Current T&I Loan:



         1.      Current Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________





B.               Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months





         3.      Effective Date of Interest Rate Option:

                 ___________________, ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the T&I Loan should be deposited in the Company's account number

__________________ with TCB.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the T&I Loan should be deposited in the New Am Inc.'s account number

__________________ with TCB.

         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested T&I Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of Eligible Receivables Pledged

                 EXHIBIT B-5 TO 12/97 A&R FACILITIES AGREEMENT



                VA/FHA/PMI FORECLOSURE RECEIVABLES LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented, amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan

Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a

VA/FHA/PMI Foreclosure Receivables Loan in the amount of $_____________________

to be made on ________________________, 19___ (or, if that is not a Business

Day, on the next day that is).  The amount of the VA/FHA/PMI Foreclosure

Receivables Loan is (a) not more than the aggregate Receivables Loan Values of the Eligible Receivables (the "Subject Eligible VA/FHA/PMI Foreclosure

Receivables") that are described on the Schedule of Eligible VA/FHA/PMI

Foreclosure Receivables attached to this Loan Request, (b) not more than the difference between (i) the VA/FHA/PMI Foreclosure Receivables Sublimit and (ii)

the outstanding amount of all existing VA/FHA/PMI Foreclosure Receivables

Loans, (c) not more than the difference between (i) the maximum credit available under the Receivables Advances Subline (including its VA/FHA/PMI

Foreclosure Receivables Sub-subline) as specified in the Current Facilities

Agreement and (ii) the outstanding amount of all existing Receivables Advances

Loans, and (d) not more than the difference between (i) the maximum credit available under the Warehouse Line (including its Receivables Advances Subline)

as specified in the Current Facilities Agreement and (ii) the aggregate outstanding principal balance of the Current Warehouse Notes.  If the requested

VA/FHA/PMI Foreclosure Receivables Loan is funded, none of the VA/FHA/PMI

Foreclosure Receivables Sublimit, the Receivables Advances Sublimit or the

Linked Lines Limit will be exceeded.

         The Subject Eligible VA/FHA/PMI Foreclosure Receivables are intended to be mortgaged to the Agent, the Agent is hereby GRANTED a security interest in them and they are hereby made subject to the Receivables Pledge Agreement,

effective immediately.



         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested VA/FHA/PMI Foreclosure Receivables Loan:





A.       Current VA/FHA/PMI Foreclosure Receivables Loan:



         1.      Current Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________





B.       Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months





         3.      Effective Date of Interest Rate Option: ____________________,

                 ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the VA/FHA/PMI Foreclosure Receivables Loan should be deposited in the

Company's account number __________________ with TCB.

         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the VA/FHA/PMI Foreclosure Receivables Loan should be deposited in the New

Am Inc.'s account number __________________ with TCB.



         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested VA/FHA/PMI Foreclosure

Receivables Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of Eligible VA/FHA/PMI Foreclosure Receivables

  and documents required by Section 2.14

  of the Current Facilities Agreement

                 EXHIBIT B-6 TO 12/97 A&R FACILITIES AGREEMENT



                  REPURCHASED DEFAULTED MORTGAGES LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented, amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan

Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a

Repurchased Defaulted Mortgages Loan in the amount of $_____________________ to be made on ________________________, 19___ (or, if that is not a Business Day,

on the next day that is).  The amount of the Repurchased Defaulted Mortgages

Loan is (a) not more than the aggregate Receivables Loan Values of the Eligible

Repurchased Defaulted Mortgages (the "Subject Eligible Repurchased Defaulted

Mortgages") that are described on the Schedule of Eligible Repurchased

Defaulted Mortgages attached to this Loan Request, (b) not more than the difference between (i) the Repurchased Defaulted Mortgages Sublimit and (ii)

the outstanding amount of all existing Repurchased Defaulted Mortgages Loans,

(c) not more than the difference between (i) the maximum credit available under the Repurchased Defaulted Mortgages Sub-subline as specified in the Current

Facilities Agreement and (ii) the outstanding amount of all existing

Repurchased Defaulted Mortgages  Loans, and (d) not more than the difference between (i) the maximum credit available under the Warehouse Line (including its Receivables Advances Subline) as specified in the Current Facilities

Agreement and (ii) the aggregate outstanding principal balance of the Current

Warehouse Notes.  If the requested Repurchased Defaulted Mortgages Loan is funded, none of the Repurchased Defaulted Mortgages Sublimit, the Receivables

Advances Sublimit or the Linked Lines Limit will be exceeded.

         The Subject Eligible Repurchased Defaulted Mortgages are intended to be mortgaged to the Agent, the Agent is hereby GRANTED a security interest in them and they are hereby made subject to the Receivables Pledge Agreement,

effective immediately.



         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested Repurchased Defaulted Mortgages Loan:





A.       Current Repurchased Defaulted Mortgages Loan:



         1.      Current Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________





B.       Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months





         3.      Effective Date of Interest Rate Option: ____________________,

                 ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the Repurchased Defaulted Mortgages Loan should be deposited in the

Company's account number __________________ with TCB.

                 [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The

         proceeds of the Repurchased Defaulted Mortgages Loan should be deposited in the New Am Inc.'s account number __________________ with

         TCB.



         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested Repurchased Defaulted

Mortgages Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of Eligible Repurchased Defaulted Mortgages

  and documents required by Section 2.14

  of the Current Facilities Agreement

                 EXHIBIT B-7 TO 12/97 A&R FACILITIES AGREEMENT



                       FORECLOSED PROPERTIES LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented, amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan

Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a

Foreclosed Properties Loan in the amount of $_____________________ to be made on ________________________, 19___ (or, if that is not a Business Day, on the next day that is).  The amount of the Foreclosed Properties Loan is (a) not more than the aggregate Receivables Loan Values of the Eligible Receivables

(the "Subject Eligible Foreclosed Properties") that are described on the

Schedule of Eligible Foreclosed Properties attached to this Loan Request, (b)

not more than the difference between (i) the Foreclosed Properties Sublimit and

(ii) the outstanding amount of all existing Foreclosed Properties Loans, (c)

not more than the difference between (i) the maximum credit available under the

Receivables Advances Subline (including its Foreclosed Properties Sub-subline)

as specified in the Current Facilities Agreement and (ii) the outstanding amount of all existing Receivables Advances Loans, and (d) not more than the difference between (i) the maximum credit available under the Warehouse Line

(including its Receivables Advances Subline) as specified in the Current

Facilities Agreement and (ii) the aggregate outstanding principal balance of the Current Warehouse Notes.  If the requested Foreclosed Properties Loan is funded, none of the Foreclosed Properties Sublimit, the Receivables Advances

Sublimit or the Linked Lines Limit will be exceeded.

         The Subject Eligible Foreclosed Properties are intended to be mortgaged to the Agent, and they are hereby GRANTED to Stephen H. Field,

Trustee for the Agent's use and benefit, in trust to secure payment of all of the Obligors' present and future debts and obligations to the Warehouse Banks and the Agent.



         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested Foreclosed Properties Loan:





A.       Current Foreclosed Properties Loan:



         1.      Current Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________





B.       Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months





         3.      Effective Date of Interest Rate Option: ____________________,

                 ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the Foreclosed Properties Loan should be deposited in the Company's account number __________________ with TCB.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the Foreclosed Properties Loan should be deposited in the New Am Inc.'s account number __________________ with TCB.

         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested Foreclosed Properties Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of Eligible Foreclosed Properties

  and documents required by Section 2.14

  of the Current Facilities Agreement

                 EXHIBIT B-8 TO 12/97 A&R FACILITIES AGREEMENT



                       SERVICING ACQUISITION LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Servicing Acquisition Bank" and "Agent" (the "Agent"),

executed with the other Servicing Acquisition Banks named in it a 12/97 Amended and Restated Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it may have been supplemented,

amended and restated, is called the "Current Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan Request shall have the meaning given to it in the Current Facilities

Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a

Servicing Acquisition Loan in the amount of $_____________________ to be made on ________________________, 19___ (or, if that is not a Business Day, on the next day that is).  The amount of the Servicing Acquisition Loan is (a) not more than the difference between (i) the Servicing Acquisition Limit and (ii)

the outstanding amount of all existing Servicing Acquisition Loans, and (b) not more than the difference between (i) the maximum credit available under the

Servicing Acquisition Line as specified in the Current Facilities Agreement and

(ii) the aggregate outstanding principal balance of the Current Servicing

Acquisition Notes.  If the requested Servicing Acquisition Loan is funded, the

Servicing Acquisition Limit will not be exceeded.



         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested Servicing Acquisition Loan:





A.       Current Servicing Acquisition Loan:



         1.      Current Type:

                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________





B.       Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin





         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months





         3.      Effective Date of Interest Rate Option: ____________________,

                 ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the Servicing Acquisition Loan should be deposited in the Company's account number __________________ with TCB.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the Servicing Acquisition Loan should be deposited in New Am Inc.'s account number __________________ with TCB.



         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers, including those covenants contained in

Sections 9.7 and 9.8 of the Current Facilities Agreement.

                 [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the Servicing Acquisition Banks and the Agent will rely on the truth of each statement in this Loan Request in making and funding the requested Servicing Acquisition Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________

                 EXHIBIT B-9 TO 12/97 A&R FACILITIES AGREEMENT



                        SUBPRIME MORTGAGES LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Texas Commerce Bank National Association, Agent

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.") and Texas Commerce Bank National Association

("TCB"), as a "Bank", a "Warehouse Bank" and "Agent" (the "Agent"), executed with the other Warehouse Banks named in it a 12/97 Amended and Restated

Facilities Agreement (the "12/97 A&R Facilities Agreement") dated effective as of December 3, 1997 (which, as it has been amended and as it may be supplemented, amended or restated from time to time, is called the "Current

Facilities Agreement").  Any term defined in the Current Facilities Agreement and used (but not redefined) in this Loan Request shall have the meaning given to it in the Current Facilities Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a Subprime

Mortgages Loan in the amount of $_____________________ to be made on

________________________, 19___ (or, if that is not a Business Day, on the next day that is).  The amount of the Subprime Mortgages Loan is (a) not more than the aggregate Warehouse Loan Values of the Eligible Mortgages (the "Subject

Eligible Mortgages") that are described on the Schedule of Eligible Mortgages

Pledged attached to this Loan Request, (b) not more than the difference between

(i) the Subprime Mortgages Sublimit and (ii) the outstanding amount of all existing Subprime Mortgage Loans, and (c) not more than the difference between

(i) the maximum credit available under the Warehouse Line (including its

Subprime Mortgages Subline) as specified in the Current Facilities Agreement and (ii) the aggregate outstanding principal balance of the Current Warehouse

Notes.  If the requested Subprime Mortgages Loan is funded, neither the

Subprime Mortgages Sublimit nor the Linked Lines Limit will be exceeded.



         The Subject Eligible Mortgages are intended to be pledged to the

Agent, the Agent is hereby GRANTED a security interest in them and they are hereby made subject to the Warehouse Pledge Agreement, effective immediately.

         In accordance with the Current Facilities Agreement, the undersigned hereby notifies the Agent of the designation of an interest rate option for the requested Subprime Mortgages Loan:



A.       Current Subprime Mortgages Loan:



         1.      Current Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin



         2.      Expiration of current Interest Period, if applicable:

                 ___________________________, ____________



B.       Proposed Interest Rate Option:



         1.      Type:



                 [ ] Adjusted LIBOR Rate plus the Applicable Margin



                 [ ] Eurodollar Rate plus the Applicable Margin



         2.      Interest Period, if applicable



                 [ ] one month



                 [ ] two months



                 [ ] three months



         3.      Effective Date of Interest Rate Option: ____________________,

                 ______



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the Subprime Mortgages Loan should be deposited in the Company's account number __________________ with TCB.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the Subprime Mortgages Loan should be deposited in the New Am Inc.'s account number __________________ with TCB.



         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Current

Facilities Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.

         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that the

Warehouse Banks and the Agent will rely on the truth of each statement in this

Loan Request in making and funding the requested Subprime Mortgages Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments:



Schedule of Eligible Mortgages Pledged

                  EXHIBIT C TO 12/97 A&R FACILITIES AGREEMENT



                          OFFER TO SELL MORTGAGE POOLS







Texas Commerce Bank National Association,  Trade No.:__________________________

 as Agent for the Warehouse Banks        Pool No.:_____________________________

712 Main Street                                Pool Amount:____________________

Houston, Texas 77002



Attention:  __________________________________________



Gentlemen:



         Pursuant to the Mortgage Pools Purchase Agreement described in that certain 12/97 Amended and Restated Facilities Agreement dated effective as of

December 3, 1997, (as supplemented, amended or restated from time to time, the

"Agreement") among Harbor Financial Mortgage Corporation (the "Company"), New

America Financial, Inc. ("New Am Inc.", and together with the Company,

collectively, the "Obligors" and either one of them, "Obligor"), Texas Commerce

Bank National Association, as one of the "Warehouse Banks" and "Servicing

Acquisition Banks" and as Agent for all of them (the "Agent") and the other

Warehouse Banks and Servicing Acquisition Banks named in the Agreement, the

Obligor executing this Offer to Sell Mortgage Pools letters (the "Offering

Obligor") hereby offers to sell to the Warehouse Banks the Pool of Qualified

Mortgage Loans described in the enclosed and (except for the Agent's certification and signature blocks) completed:



         [ ]     GNMA Schedule of Pooled Mortgages (for a "GNMA")

         [ ]     FNMA Schedule of Mortgages (for an "FNMA Pool"),

         [ ]     FHLMC Mortgage Submission Schedule or Voucher and Warehouse

                 Delivery Form (for an "FHLMC Pool")



for a cash purchase price of $_______________, which is equal to ninety-nine percent (99%) of the least of (i) the $_____________ actual amount funded by the Offering Obligor on origination or purchase of such Qualified Mortgage

Loans; (ii) the $____________ purchase price to be paid by

_____________________ (the "Qualified Investor") pursuant to its confirmation

("Trade Ticket") entered into with the Offering Obligor on the ___________,

19___ trade date stated in the Trade Ticket, or (iii) the $__________ face amounts of the promissory notes underlying such Qualified Mortgage Loan on such schedule,



         [ ]     GNMA mortgage-backed securities ("MBS")

         [ ]     FNMA mortgage-backed securities ("MBS")

         [ ]     FHLMC mortgage Participation Certificates ("PC")
on the ___________________, 19___ Settlement Date in the amount of

$_____________________ at the _______ % coupon and _____________________ price,

all as stated in that Trade Ticket.  Also attached is a true copy of a



         [ ]     GNMA Commitment to Guarantee Mortgage-Backed Securities

         [ ]     FNMA

                          [ ]     Mandatory Delivery Commitment for

                          [ ]     FHA/VA fixed-rate first mortgages

                          [ ]     FHA/VA graduated payment first mortgages

                          [ ]     Conventional fixed-rate whole first mortgages

                          [ ]     ARMs

                          [ ]     Rate Lock Standby Commitment for

                          [ ]     Fixed Rate Mortgages

                          [ ]     ARM Mortgages

         [ ]     FHLMC Summary Agreement to Purchase Mortgages and to Sell

                 Mortgage Participation Certificates



(the "Commitment") under which the Offering Obligor hereby warrants to the

Agent that the Offering Obligor has and will reserve for this Offer an unused commitment amount adequate to cover this Pool and under which, by providing this Pool, the Offering Obligor has authority to acquire MBSs or PCs that will satisfy the requirements of the Trade Ticket.  Concurrently with this Offer,

the Offering Obligor is delivering to the Agent the documents, with all necessary endorsements, required to qualify the Pool for GNMA initial certification (or its FNMA MBS or FHLMC PC program equivalent, as appropriate).

The Agent is hereby designated custodian of the Pool documents if the Pool is a

GNMA Pool or FNMA Pool and is hereby authorized to send the documents to FHLMC if the Pool is an FHLMC Pool.  The Offering Obligor agrees to timely provide all remaining documents required for unqualified GNMA final certification, FNMA custodian certification or FHLMC settlement, as the case may be, and to timely complete all other steps necessary to securitize the Pool, obtain the

GNMA-guaranteed MBSs, FNMA-guaranteed MBSs or the FHLMC-guaranteed PCs

(whichever the Trade Ticket describes), to timely satisfy all margin calls made on the Offering Obligor under the Trade Ticket, to timely complete sale of such

MBSs or PCs to the Qualified Investor on the Settlement Date stated in the

Trade Ticket and to require of the Qualified Investor, and ensure, that the entire proceeds of their sale are paid directly to the Agent (or to a financial intermediary with accepted irrevocable instructions to deliver them to the

Agent immediately) by the Qualified Investor on the Settlement Date.  This

Offer is made upon and subject to the terms of the Agreement, which is hereby incorporated herein, and the Offering Obligor hereby reaffirms its covenants under the

Agreement and reconfirm all of its representations and warranties stated in the agreement as being current, true and correct in all material respects and hereby republishes all of them.











                  [COMPLETE APPLICABLE SIGNATURE BLOCK BELOW]





                                        Very truly yours,



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________





                                        NEW AMERICA FINANCIAL, INC.







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Attachments: Commitment

Separately submitted:





                          Mortgage files



________         The Agent accepts the Offering Obligor's Offer and on

                 ________________________, 19_______, the Agent has credited the purchase price of $___________________ to such Offering

                 Obligor's account #__________________ with the Agent.





________         The Agent does not accept the Offering Obligor's Offer and the

                 Agent is returning to such Offering Obligor the documents it provided the Agent pursuant to the Offer.



                                        TEXAS COMMERCE BANK NATIONAL

                                        ASSOCIATION, as Agent for the Warehouse

                                        Banks







                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________

                  EXHIBIT D TO 12/97 A&R FACILITIES AGREEMENT



           (The "12/97           Master Servicing Acquisition Note")





$_________________________            HOUSTON, TEXAS            DECEMBER 3, 1997





         FOR VALUE RECEIVED, HARBOR FINANCIAL MORTGAGE CORPORATION (a Texas

corporation) and NEW AMERICA FINANCIAL, INC.  (a Texas corporation)

(collectively, "Makers"), jointly and severally, promise to pay to the order of

___________________ ______________________________________________________

("Payee"), a ______________________________________________, at the 712 Main

Street branch of Texas Commerce Bank National Association ("TCB"), a national banking association, in the City of Houston, Harris County, Texas, or at such other place in Harris County, Texas, as the holder ("Holder", whether or not

Payee is such holder) of this note may hereafter designate in writing, in immediately available funds and in lawful money of the United States of

America, the principal sum of

______________________________________________________

_____________________________________ Dollars ($____________________________)

(or the unpaid balance of all principal advanced against this note, if that amount is less), together with interest on the unpaid principal balance of this note from time to time outstanding until maturity at the applicable Stated Rate or at such lesser rate, if any, as Holder shall from time to time elect to be applicable in Holder's sole and absolute discretion, and interest on all past due amounts, both principal and accrued interest, at the Past Due Rate;

provided, that for the full term of this note the interest rate produced by the aggregate of all sums paid or agreed to be paid to Holder for the use,

forbearance or detention of the debt evidenced hereby shall not exceed the

Ceiling Rate.



         1.      Definitions.  All capitalized terms used in this note that are defined in the Current Facilities Agreement (defined below) and not defined differently in this note have the same meanings herein as therein.



         2.      Rates Change Automatically and Without Notice.  Without notice to Makers or any other Person and to the full extent allowed by applicable Law from time to time in effect, the Adjusted LIBOR Rate, (only if there is a change in an applicable Eurodollar Reserve Requirement) the Eurodollar Rate and

the Ceiling Rate shall each automatically fluctuate upward and downward as and in the amount by which the Adjusted LIBOR Rate, (only if there is a change in an applicable Eurodollar Reserve Requirement) the Eurodollar Rate and such maximum nonusurious rate of interest permitted by applicable Law, respectively,

fluctuate.



         3.      Calculation of Interest.  Interest on the amount of each

advance against this note shall be computed as provided in Section 4.5 of the

Current Facilities Agreement.



         4.      Excess Interest Will be Refunded or Credited.  If, for any

reason whatever, the interest paid or received on this note during its full term produces a rate which exceeds the Ceiling Rate, Holder shall refund to the payor or, at Holder's option, credit against the principal of this note such











                               Page 1 of 5 Pages
portion of said interest as shall be necessary to cause the interest paid on this note to produce a rate equal to the Ceiling Rate.



         5.      Interest Will be Spread.  All sums paid or agreed to be paid to Holder for the use, forbearance or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable Law, be amortized,

prorated, allocated and spread in equal parts throughout the full term of this note, so that the interest rate is uniform throughout the full term of this note.



         6.      Payment Schedule.  All principal of this note and all accrued interest then unpaid shall be due and payable on demand made at any time after either (a) the occurrence of any default under this note, the Current

Facilities Agreement or any other Facilities Papers (unless the Agent shall have declared in writing that such default has been cured or waived) or (b) the termination date specified in any written notice (the "Termination Notice")

from the Agent to Makers, indicating the election of the Servicing Acquisition

Banks to terminate the Servicing Acquisition Line, borrowings under which from

Payee are evidenced by this note and specifying a termination date at least ninety (90) days after the date of such Termination Notice.  If no such demand is sooner made, then advanced and unpaid principal and accrued interest on this note shall be due and payable as provided in Section 4.3 of the Current

Facilities Agreement.  All such scheduled payments shall be applied first to accrued interest and the balance (if any) shall be applied to principal.



         7.      Prepayment.  Makers may at any time pay the full amount or any part of this note  as provided in Section 4.6 of the Current Facilities

Agreement.  All prepayments shall be applied first to accrued interest, the balance to the principal installments in inverse order of their maturity.



         8.      Revolving Credit.  Upon and subject to the terms and

conditions of the Current Facilities Agreement, Makers may borrow, repay and reborrow at any time before the Revolving Servicing Acquisition

Termination/Conversion Date unless and until a Default has occurred under this note, the Current Facilities Agreement or any other Facilities Papers, which the Agent has not declared to have been fully cured or waived.  The unpaid principal balance of this note at any time shall be the total of all principal lent or advanced against this note less the sum of all principal payments and permitted or required prepayments made on this note by or for the account of

Makers.  Absent manifest error, Holder's computer records shall on any day conclusively evidence the unpaid balance of this note and its advances and payments history posted up to that day.  All Servicing Acquisition Loans and all payments and permitted or required prepayments made hereon may be (but are not required to be) endorsed by Holder on the schedule that is attached hereto

(which is hereby made a part hereof for all purposes) or otherwise recorded in

Holder's computer or manual records; provided, that any failure to make notation of (a) any principal advance or accrual of interest shall not cancel,

limit or otherwise affect Makers' obligations or Holder's rights with respect to that advance or accrual, or (b) any payment or permitted or required prepayment of principal or interest shall not cancel, limit or otherwise affect

Makers' entitlement to credit for that payment as of the date of its receipt by

Holder.  Makers and Payee expressly agree, pursuant to Chapter 346 ("Chapter

346") of the Texas Finance Code, that Chapter 346 (which relates to open-end line of credit revolving loan accounts) shall not apply to this note or to any loan evidenced by this note and that neither this note











                               Page 2 of 5 Pages
nor any such loan shall be governed by Chapter 346 or subject to its provisions in any manner whatsoever.



         9       The Current Facilities Agreement, this Note and its Security.

This note is one of the 12/97 Master Servicing Acquisition Notes" referred to and that have been issued pursuant to the terms of the 12/97 Amended and

Restated Facilities Agreement dated effective as of December 3, 1997, among

Makers, Texas Commerce Bank National Association as a "Bank," a "Warehouse

Bank," a "Servicing Acquisition Bank" and as agent (the "Agent") for Payee and the other Warehouse Banks and Servicing Acquisition Banks, and they renew,

extend, increase, extend and rearrange (but do not extinguish) the 1/97

Servicing Acquisition Notes dated January 31, 1997 previously issued pursuant to, and that are described or referred to in, the 1/97 Amended and Restated

Facilities Agreement dated as of January 31, 1997 (as heretofore amended) among

Makers, Texas Commerce Bank National Association and the other Banks party thereto.  As the 12/97 Amended and Restated Facilities Agreement has been and may hereafter be amended, restated, modified or supplemented from time to time,

it is called the "Current Facilities Agreement".  Reference to the Current

Facilities Agreement is here made for all purposes.  Loans against this note by

Payee or any other Holder shall be governed by the Current Facilities

Agreement.  Holder is entitled to the benefits of and security provided for or referred to in the Current Facilities Agreement or the other Facilities Papers.

Such security includes, among other security, (a) a first lien security interest in all of the Servicing Acquisition Collateral; (b) a second lien security interest (second only to the first lien security interest granted to the Warehouse Banks) in all of the Warehouse Collateral, and (c) on a pari passu basis, a security interest in all other Collateral, to Ratably secure all of the Makers' present and future Obligations to the Servicing Acquisition

Banks under the Current Facilities Agreement.  All debt now or hereafter evidenced by this note, as well as all of Makers' other debt or other obligations now or hereafter owned or held by Holder, is intended to be secured by all security for any such debt, whether or not the security instrument covering and affecting such security refers to this or any other note evidencing or to evidence such debt.



         10.     Defaults and Remedies.  Any Default shall constitute default under this note, whereupon the Agent may elect to exercise any or all rights,

powers and remedies afforded (a) under the Current Facilities Agreement and all other Facilities Papers and (b) by Law, including the right to accelerate the maturity of this entire note.



         11.     Legal Costs.  If any Holder retains an attorney in connection with any such default or to collect, enforce or defend this note or any other

Facilities Papers in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Makers sue any Holder in connection with this note or any such Facilities Papers and do not prevail, then Makers agree to pay to each such Holder, in addition to principal and interest, all reasonable costs and expenses incurred by such Holder in trying to collect this note or in any such suit or proceeding, including reasonable attorneys' fees.  An amount equal to ten percent (10%) of the unpaid principal and accrued interest owing on this note when and if this note is placed in the hands of an attorney for collection after default is stipulated to be reasonable attorneys' fees unless a Holder or any Maker of this note timely pleads otherwise to a court of competent jurisdiction.











                               Page 3 of 5 Pages

         12.     Waivers.  Makers and any and all co-makers, endorsers,

guarantors and sureties severally waive notice (including, but not limited to,

notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them.  Each such Person agrees that his,

her or its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any Lien against or security interest in any such security or the partial or complete unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.



         13.     Not Purpose Credit.  None of the proceeds of this note shall ever be used, directly or indirectly, for the purpose of purchasing or carrying any "margin stock" as defined in Regulation U of the Board of Governors of the

Federal Reserve System or for the purpose of reducing or retiring any debt which was originally incurred to purchase or carry any "margin stock" or to extend credit to others for the purpose of purchasing or carrying any "margin stock" or which would constitute this transaction a "purpose credit" within the meaning of Regulation U, as now or hereafter in effect.



         14.     Governing Law, Jurisdiction and Venue.  This note shall be governed by and construed in accordance with the laws of the State of Texas and the United States of America from time to time in effect.  Makers and all co-makers, endorsers, guarantors and sureties each hereby irrevocably submits to the nonexclusive jurisdiction of the United States District Court for the

Southern District of Texas and the state district courts of Harris County,

Texas, for purposes of all legal proceedings arising out of or relating to this note, the debt evidenced hereby or any loan agreement, security agreement,

guaranty or other papers or agreements relating to this note.  To the fullest extent permitted by law, Makers and all co-makers, endorsers, guarantors and sureties each irrevocably waives any objection which he, she or it may now or hereafter have to the laying of venue for any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum and agrees that service of process may be made upon him, her or it in any such proceeding by registered or certified mail.

Harris County, Texas shall be a proper place of venue for suit hereon.



         15.     General Purpose of Loan.  Makers warrant and represent to

Payee and all other Holders that all Loans evidenced by this note are and will be for business, commercial, investment or other similar purpose and not primarily for personal, family, household or agricultural use, as such terms are used in Chapter 1D or in the Texas Finance Code.











                               Page 4 of 5 Pages

         16.     Participations.  Payee and each other Holder reserves the

right, exercisable in his, her or its sole discretion and without notice to any of Makers or any other Person, to sell participations in all or any part of this note or the debt evidenced by this note.



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION



                                        By:_____________________________________



                                            Richard J. Gillen

                                            President



                                        NEW AMERICA FINANCIAL, INC.



                                        By:_____________________________________



                                            Richard J. Gillen

                                            Chairman of the Board











                               Page 5 of 5 Pages

                                    ANNEX 1

                           to $_____________________

                     Harbor Financial Mortgage Corporation

                        and New America Financial, Inc.

                    12/97 Master Servicing Acquisition Note

        to ____________________________________________________________



                  LOANS AND PAYMENTS OF PRINCIPAL AND INTEREST





------------------------------------------------------------------------------------------------------------------------

                        Payment Applied

   Date of Payment    on (or advance vs.)  Payment Applied                                              Name of Person

     or Advance            Principal         on Interest      Principal Balance    Interest Paid to     Making Notation

------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------


                  EXHIBIT E TO 12/97 A&R FACILITIES AGREEMENT



                    HARBOR FINANCIAL MORTGAGE CORPORATION'S

                         NEW AMERICA FINANCIAL, INC.'S

                       AND HARBOR FINANCIAL GROUP, INC.'S

                            LEGAL COUNSEL'S OPINION



     (Basic Form of Opinion of Counsel for 12/97 A&R Facilities Agreement)



                                December 3, 1997



Texas Commerce Bank

  National Association, Agent

Texas Commerce Bank National Association

Bank One, Texas, N.A.

Bank of Scotland

The Bank of New York

Guaranty Federal Bank, F.S.B.

Hibernia National Bank

PNC Bank Kentucky, Inc.

Comerica Bank

Bank United

Fleet Bank N.A.

National City Bank of Kentucky

The First National Bank of Chicago

c/o Texas Commerce Bank National Association

712 Main Street

Houston, Texas  77002



Re:      12/97 Amended and Restated Facilities Agreement (as it may be

         supplemented, amended or restated from time to time, the "Current

         Facilities Agreement") dated effective as of December 3, 1997 by and among HARBOR FINANCIAL MORTGAGE CORPORATION ("Company"), a Texas

         corporation;  NEW AMERICA FINANCIAL, INC. ("New Am Inc."), a Texas

         corporation (Company and New Am Inc. each being referred to as an

         "Obligor" and collectively as the "Obligors"); TEXAS COMMERCE BANK

         NATIONAL ASSOCIATION ("TCB"), a national banking association, in its capacity as one of the Banks, a Warehouse Bank, a Servicing

         Acquisition Bank and as agent for the other Banks (the "Agent"); Bank

         One, Texas, N.A., Bank of Scotland, The Bank of New York, Guaranty

         Federal Bank, F.S.B., Hibernia National Bank, PNC Bank Kentucky, Inc.,

         Comerica Bank, Bank United, Fleet Bank N.A., National City Bank of

         Kentucky and The First National Bank of Chicago (such eleven (11)

         Banks, together with TCB, being the "Banks")

Texas Commerce Bank National Association, Agent

December 3, 1997

Ladies and Gentlemen:



         We have acted as special counsel for each Obligor, Harbor Financial

Group, Inc., a Delaware corporation (the "Guarantor"), and  FirstCity Financial

Corporation ("FirstCity") in connection with the captioned 12/97 Amended and

Restated Facilities Agreement (the "12/97 A&R Facilities Agreement").  This

opinion is rendered to you pursuant to your request in connection with the execution and delivery of the 12/97 A&R Facilities Agreement.



         Unless otherwise defined in this opinion, or unless the context requires a different meaning, each capitalized term that is defined in the

12/97 A&R Facilities Agreement, and is used in this opinion has the same meaning herein as therein.



         In our capacity as such counsel, we have examined the 12/97 A&R

Facilities Agreement, the 12/97 Master Warehouse Notes, the 12/97 Master

Servicing Acquisition Notes, the Float Control Agreement and the Float Control

Guaranty (collectively, the "12/97 Facilities Papers") and such other papers and matters as we have deemed necessary in rendering the opinions set forth below.  We have been furnished with -- and, with your consent, have relied on

-- certificates of the Company's, New Am Inc.'s, the Guarantor's and

FirstCity's officers (copies of which certificates have been provided to you)

and other information supplied by them with respect to certain factual matters.

In addition, we have obtained and relied upon such certificates and assurances from public officials as we have deemed necessary.  We have also assumed the authenticity of all materials so examined and the genuineness of signatures on them.  For purposes of our opinions we have assumed the Banks' (and the

Agent's) due authorization, execution, delivery and performance of the 12/97

Facilities Papers to which each such Person is a party.



         Based on the foregoing, and subject to the qualifications set forth later in this letter, it is our opinion that:



         1.      Each Obligor (1) is a corporation duly organized, validly

existing and in good standing under the laws of the State of Texas, (2) has the full legal power and authority and all necessary licenses, permits, franchises and other authorizations to own and operate its Property and carry on its business as currently conducted and (3) is duly qualified to transact business as a foreign corporation and licensed to operate as a mortgage company in each jurisdiction where the nature of the business it transacts or Property it owns requires such qualification or licensing, except in such jurisdictions where the failure to be in good standing or be licensed (as the case may be) would have no Material Adverse Effect.

Texas Commerce Bank National Association, Agent

December 3, 1997

         2.      The Guarantor (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the full legal power and authority and all necessary licenses, permits,

franchises and other authorizations to own and operate its Property and carry on its business as currently conducted and (c) is duly qualified to transact business as a foreign corporation and licensed to operate as a mortgage company in each jurisdiction where the nature of the business it transacts or Property it owns requires such qualification or licensing, except in such jurisdictions where the failure to be in good standing or be licensed (as the case may be)

would have no Material Adverse Effect.



         3.      FirstCity (a) is a corporation duly organized, validly

existing and in good standing under the laws of the State of Delaware, (b) has the full legal power and authority and all necessary licenses, permits,

franchises and other authorizations to own and operate its Property and carry on its business as currently conducted and (c) is duly qualified to transact business as a foreign corporation and licensed to operate as a mortgage company in each jurisdiction where the nature of the business it transacts or Property it owns requires such qualification or licensing, except in such jurisdictions where the failure to be in good standing or be licensed (as the case may be)

would have no Material Adverse Effect.



         4.      Each of the Obligors, the Guarantor and FirstCity has the

requisite corporate power and authority to execute, deliver and comply with the terms of the 12/97 Facilities Papers to which it is a party.



         5.      Each of the Obligors', the Guarantor's and FirstCity's

execution, delivery and performance of the 12/97 Facilities Papers to which it is a party  have been duly authorized by all necessary corporate action on the part of such Person,  do not conflict with such Person's Articles (or

Certificate, as applicable) of Incorporation or bylaws, do not conflict with any law, regulation, order, writ, injunction, judgment or decree of any court or Governmental Authority, and,  to the best of our knowledge, do not  conflict with any agreement or instrument ("Papers") to which either Obligor, the

Guarantor or FirstCity is a party or by which any of either Obligor's, the

Guarantor's or FirstCity's Property is bound or affected,  result in a breach of any Papers,  constitute a default under any Papers, require any consent under any Papers,  result in the creation of any lien or security interest upon either any Obligor's, the Guarantor's or FirstCity's Property or assets (except for the security interests created by the Warehouse Pledge Agreement, the

Servicing Rights Security Agreement, the Receivables Pledge Agreement and the

Stock Pledge Agreement), or  result in acceleration of any of either Obligor's,

the Guarantor's or FirstCity's debt under any of the Papers or trigger any right of any such acceleration.

Texas Commerce Bank National Association, Agent

December 3, 1997

         6.      The 12/97 Facilities Papers to which it is a party constitute the legal, valid and binding obligation of each of the Obligors, the Guarantor and FirstCity enforceable in accordance with their terms, except as limited by bankruptcy, insolvency or other such laws in effect affecting the enforcement of creditors' rights generally and  the application of equitable principles.



         7.      The execution and delivery of the 12/97 Facilities Papers to which it is a party and the performance of each of the Obligors',  the

Guarantor's and FirstCity's obligations under them, do not require any license,

consent, approval or other action of any governmental or public regulatory body or authority other than those which have been obtained and remain in full force and effect.



         8.      None of the Company, New Am Inc., the Guarantor or FirstCity

is an "investment company" or "controlled by" an "investment company" within the meaning of the Investment Company Act of 1940, as amended.



         9.      None of the Company, New Am Inc., the Guarantor or FirstCity

is a "public utility holding company" or an "affiliate" or a "subsidiary company" of a "public utility company", or a "holding company" or an

"affiliate" or a "subsidiary company" of a "holding company", as such terms are defined in the Public Utility Holding Company Act of 1935, as amended.



         10.     There is no litigation pending, or to our knowledge,

threatened, that, if determined adversely to the Company, New Am Inc., the

Guarantor or FirstCity would have a Material Adverse Effect.



         Please also recognize that (a) the foregoing opinions relate only to the laws of the State of Texas, the corporate laws of the State of Delaware and applicable federal law and (b) no opinion is to be inferred beyond the opinion stated in this letter.



         This opinion is rendered to the Agent and the Banks for their benefit and the benefit of their participants and assignees of any of either Obligor's,

the Guarantor or FirstCity's obligations under the 12/97 Facilities Papers and legal counsel for the Agent and the Banks in connection with the above transaction, and may not be relied upon by any other Person or for any other purpose without our prior written consent.  This opinion is rendered as of its date and we hereby disclaim any obligation to advise the Agent and the Banks or any other Person entitled to rely on this opinion of any change in any matter set forth in it.



                                        Very truly yours,

                  EXHIBIT F TO 12/97 A&R FACILITIES AGREEMENT





                Form of Compliance Certificate with computations

                   to show compliance or non-compliance with

             Sections 9.5, 9.7, 9.8, 9.9, 9.10, 9.11, 9.12 and 9.14



                             COMPLIANCE CERTIFICATE





COLLATERAL AGENT:                 Texas Commerce Bank National Association



COMPANY:                                   Harbor Financial Mortgage

Corporation



NEW AM INC.:                      New America Financial, Inc.



SUBJECT PERIOD:  ___________________ended _________________, 199__



DATE:            ___________________, 19__



________________________________________________________________________________



         This certificate is delivered to the Agent under the 12/97 Amended and

Restated Facilities Agreement (as supplemented, amended or restated from time to time, the "Current Facilities Agreement") dated effective as of December 3,

1997, among the Company, New Am Inc., the Agent and the financial institutions now or hereafter parties thereto (the "Banks").  Unless they are otherwise defined in this request, terms defined in the Current Facilities Agreement have the same meanings here as there.



         The undersigned officers of each of the Company and New Am Inc.

certifies to the Agent and the Banks that on the date of this certificate that:



         1.      Each undersigned is an incumbent officer of the Company or New

Am Inc., as applicable, holding the title stated below the undersigned's signature below.



         2.      The Company's and New Am Inc.'s consolidated financial

statements that are attached to this certificate were prepared in accordance with GAAP and present fairly the Company's and New Am Inc.'s consolidated financial position and results of operations as of ___________________ and for the (check, as applicable) [ ]  ____ month [ ]  one, [ ] two or  [ ]  three quarter(s) of Company's and New Am Inc.'s fiscal year, as the case may be,

ending on the last day of the Subject Period.



         3.      The undersigned officer of the Company or New Am Inc., as

applicable, supervised a review of the Company's or New Am Inc.'s, as applicable, activities during the Subject Period in

Texas Commerce Bank National Association, Agent

[date]

Page 2



respect of the following matters and has determined the following:  (a) to undersigned officer's best knowledge, except to the extent that (i) a representation or warranty speaks to a specific date or (ii) the facts on which a representation or warranty is based have changed by transactions or conditions contemplated or expressly permitted by the Facilities Papers, the representations and warranties of the Company or New Am Inc., as applicable, in

Section 6 of the Current Facilities Agreement are true and correct in all material respects, other than for the changes, if any, described on the attached Annex A; (b) the Company or New Am Inc., as applicable, has complied with all of its obligations under the Facilities Papers, other than for the deviations, if any, described on the attached Annex A; (c) no Potential Default has occurred that has not been declared by the Agent in writing to have been cured or waived, and no Default has occurred that has not been cured before it became a Potential Default, other than those Potential Defaults and/or

Defaults, if any, described on the attached Annex A; (d) compliance by the

Company or New Am Inc., as applicable, with certain financial covenants in

Section 9 of the Current Facilities Agreement is accurately calculated on the attached Annex A and (e) the aggregate number of Serviced Mortgages that are In

Default is less than ten percent (10%) of the total aggregate number of

Serviced Mortgages in the servicing portfolio, other than as described on the attached Annex A.



                                        HARBOR FINANCIAL MORTGAGE CORPORATION



                                        By: _________________________________

                                        Name: _______________________________

                                        Title: _______________________________





                                        NEW AMERICA FINANCIAL, INC.



                                        By: _________________________________

                                        Name: _______________________________

                                        Title: _______________________________

                       ANNEX A TO COMPLIANCE CERTIFICATE



         (a)     Describe deviations from compliance with obligations, if any

-- clause 3(b) of attached Compliance Certificate -- if none, so state:











         (b)     Describe Defaults or Potential Defaults, if any -- clause 3(c)

of attached Compliance Certificate -- if none, so state:











         (c)     Calculate compliance with covenants in Section 9 (on a

consolidated basis) -- clause 3(d) of attached Compliance Certificate.











         (d)     Describe delinquency status of all Serviced Mortgages, if any

-- clause 3(e) of attached Compliance Certificate -- if none, so state:

                  EXHIBIT G TO 12/97 A&R FACILITIES AGREEMENT





                      [FORM OF BAILEE LETTER FOR SHIPMENTS

                      OF LOANS TO INVESTORS FOR PURCHASE]



                    TEXAS COMMERCE BANK NATIONAL ASSOCIATION

                                 P. O. BOX 2558

                           HOUSTON, TEXAS  77252-8041



                                     [date]





[Investor's name and address]





         Re:     [Harbor Financial Mortgage Corporation's][New America

                 Financial, Inc.'s] Loan(s) shipped herewith for your

                 inspection and purchase



Ladies and Gentlemen:



         Pursuant to the request of [Harbor Financial Mortgage Corporation][New

America Financial, Inc.] (the "MORTGAGE COMPANY"), Texas Commerce Bank National

Association (the "AGENT/CUSTODIAN") as agent and documents custodian for a syndicate of Lenders (the "LENDERS") to the Mortgage Company, hereby delivers to you with this letter the promissory notes evidencing the loans ("LOANS")

described on the attached schedule and related loan documents (collectively,

the "LOAN PAPERS").



         To secure the Mortgage Company's debt and other obligations to the

Lenders, the Mortgage Company has pledged (among other collateral) the Loans to the Lenders, and has collaterally assigned to the Agent/Custodian and granted the Agent/Custodian (as secured party for the Lenders) a security interest in,

(i) the Loan Papers, (ii) the Loans that they evidence and (iii) all related security and rights.



         The Lenders and the Agent/Custodian expressly retain and reserve all of their rights in the Loans and the Loan Papers until you have purchased and actually made payment to the Agent for them in accordance with this letter.



         During the period from your receipt of Loans until you have either so purchased and paid for them or you have returned them to our possession, you are and will be bailee for the Lenders and the Agent/Custodian as their agent and secured party on behalf of the Lenders, for the purpose of perfecting and maintaining perfection of the security interest that the Mortgage Company has granted to the Lenders and the Agent/Custodian in (or pursuant to) the 12/97

Amended and Restated Facilities Agreement dated as of December 3, 1997 among the Mortgage Company, the Lenders and the Agent/Custodian, as supplemented,

amended or restated from time to time (the "CREDIT AGREEMENT").



         When you have paid the Agent/Custodian for the Loans, the Lenders' and the Agent/Custodian's security interest in the Loans, and in their Loan Papers that are delivered to you herewith, shall automatically terminate.  If (but only if) the payment of the "PAY-OFF PRICE", which is an amount equal to the greater of (i) the $___________ sum required to obtain the release of the security interest in favor of the Lenders, or (ii) the purchase price you and the Mortgage Company have agreed that you will pay for the Loans, has already been made to the Agent/Custodian, these Loan Papers are being delivered to you free of such security interest or any trust, bailment or any other claim by the

Lenders and the Agent/Custodian.

[Investor's name]

[date]

Page 2









         Unless the Agent/Custodian has already received the Pay-Off Price for each of the Loans, we are delivering the enclosed Loan Papers to you IN TRUST and on the express condition that you will promptly:



         (a)     examine them; and

         (b)     decide whether you will purchase any or all of the Loans;



and that, with respect to each Loan, you will promptly either:



         (c)     remit by federal funds immediately available to the

                 Agent/Custodian directed to Texas Commerce Bank National

                 Association, ABA No. 1130-0060-9 Attention: Becky Smith,

                 Corporate Mortgage Finance Group (713) 750-2028, Re:

                 Harbor/New America Account No. ____________________________)

                 the Pay-off Price for that Loan (if the Agent/Custodian

                 receives less than the full Pay-off Price, the Agent/Custodian will not release its and the Lenders' security interest in that Loan until it has received the full Pay-off Price); or



         (d)     return the promissory note and all of the other papers

                 relating to that Loan to us.



         It is very important that you promptly notify us in writing of your decision with respect to each Loan so that we will know at all times which specific Loans will remain as part of the Lenders' collateral and which will not.  Accordingly, YOU AGREE TO GIVE THE AGENT/CUSTODIAN WRITTEN NOTICE ON OR

BEFORE FORTY-FIVE (45) DAYS AFTER THE DATE OF THIS LETTER THAT IDENTIFIES WHICH

(IF ANY) OF THE ENCLOSED LOANS YOU ELECT NOT TO PURCHASE, AND YOU AGREE TO

PURCHASE ALL OF THE ENCLOSED LOANS THAT YOU DO NOT LIST IN THAT NOTICE.



         NOTWITHSTANDING ANY OTHER PROVISION OF THIS LETTER, UNLESS THE

AGENT/CUSTODIAN HAS ALREADY RECEIVED THE PAY-OFF PRICE FOR EACH OF THE LOANS,

THE ENCLOSED LOAN PAPERS ARE DELIVERED TO YOU UPON THE EXPRESS AND CONTROLLING

CONDITION THAT YOU WILL RETURN ANY OR ALL OF THEM TO US, AS AGENT/CUSTODIAN,

PROMPTLY UPON YOUR RECEIPT OF OUR WRITTEN DIRECTION TO DO SO, REGARDLESS OF

WHETHER OR NOT YOU HAVE DECIDED TO PURCHASE THE LOAN OR LOANS TO WHICH THE LOAN

PAPERS REQUIRED TO BE RETURNED TO US RELATE, EXCLUDING ONLY THOSE LOANS (IF

ANY) FOR WHICH YOU HAVE ALREADY PAID US THE PAY-OFF PRICE.



         You agree to keep all of the enclosed Loan Papers safe from fire,

loss, theft and other casualty and agree to bear any loss, cost or expense we or the Lenders may incur as a result of any such event.



         Please immediately indicate your receipt of this letter and the enclosed Loan Papers, and your acceptance of and agreement to the trust and the terms and conditions stated above, by dating and signing the enclosed copy of this

[Investor's name]

[date]

Page 3









letter and returning it to us (although your doing so will not be necessary to the effectiveness of any of this letter's terms, provisions or conditions).



                                        Very truly yours,



                                        TEXAS COMMERCE BANK NATIONAL

ASSOCIATION, Agent/Custodian





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________





RECEIPT ACKNOWLEDGED AND TRUST, TERMS AND CONDITIONS ACCEPTED AND AGREED TO ON

________________________________, 19____:



                                        ________________________________________









                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________

                      [FORM OF BAILEE LETTER FOR SHIPMENTS

                       OF LOANS TO STRUCTURED SECURITIES

                         CUSTODIAN FOR SECURITIZATION]



                    TEXAS COMMERCE BANK NATIONAL ASSOCIATION

                                 P. O. BOX 2558

                           HOUSTON, TEXAS  77252-8041



                                     [date]





[Structured Securities issuer's custodian's name and address]





         Re:     [Harbor Financial Mortgage Corporation's][New America

                 Financial, Inc.'s] Loan(s) shipped herewith for inspection and securitization



Ladies and Gentlemen:



         Pursuant to the request of [Harbor Financial Mortgage Corporation][New

America Financial, Inc.](the "MORTGAGE COMPANY"), Texas Commerce Bank National

Association (the "AGENT/CUSTODIAN") as agent and documents custodian for a syndicate of Lenders (the "LENDERS") to the Mortgage Company, hereby delivers to you with this letter the promissory notes evidencing the loans ("LOANS")

described on the attached schedule and related loan documents (collectively,

the "LOAN PAPERS").



         To secure the Mortgage Company's debt and other obligations to the

Lenders, the Mortgage Company has pledged (among other collateral) the Loans to the Lenders, and has collaterally assigned to the Agent/Custodian and granted the Agent/Custodian (as secured party for the Lenders) a security interest in,

(i) the Loan Papers, (ii) the Loans that they evidence and (iii) all related security and rights.



         The Lenders and the Agent/Custodian expressly retain and reserve all of their rights in the Loans and the Loan Papers until the issuer of structured securities for whom you are custodian  (the "ISSUER") has accepted them for securitization and actually issued the structured security to be created from a loan pool that includes these Loans (the "SUBJECT SECURITY").



         During the period from your receipt of Loans until the Subject

Security has been issued or you have returned them to our possession, you are and will be bailee for the Lenders and the Agent/Custodian as their agent and secured party on behalf of the Lenders, for the purpose of perfecting and maintaining perfection of the security interest that the Mortgage Company has granted to the Lenders and the Agent/Custodian in (or pursuant to) the 12/97

Amended and Restated Facilities Agreement dated as of December 3, 1997 among the Mortgage Company, the Lenders and the Agent/Custodian, as supplemented,

amended or restated from time to time (the "CREDIT AGREEMENT").



         If and when the Subject Security is issued, the Lenders' and the

Agent/Custodian's security interest in the Loans and in their Loan Papers that are delivered to you herewith shall automatically terminate; provided that the

Lenders' and the Agent/Custodian's security interest in the Loans' proceeds shall NOT terminate, and shall automatically attach to and continue in all of the Mortgage Company's right, title and interest in and to the Subject Security when issued, and in and to the Subject Security's proceeds, until such time as the full amount owing to the Lenders in respect of such Loans shall have been paid to the Agent.



         We are delivering the enclosed Loan Papers to you IN TRUST and on the express condition that:

[Securities issuer s custodian's name]

[date]

Page 2









         (a)     you will promptly examine them; and

         (b)     the Issuer will promptly decide whether to accept the Loans into the pool of loans from which the Subject Security will be created;



and that, with respect to each Loan, you will promptly either:



         (c)     advise the Agent immediately when the Subject Security based on a pool that includes it has been issued; or



         (d)     return the promissory note and all of the other papers

                 relating to that Loan to us.



         It is very important that you promptly notify us in writing of the

Issuer's decision with respect to each Loan so that we will know at all times which specific Loans will remain as part of the Lenders' collateral and which will not.  Accordingly, YOU AGREE TO GIVE THE AGENT/CUSTODIAN WRITTEN NOTICE ON

OR BEFORE FORTY-FIVE (45) DAYS AFTER THE DATE OF THIS LETTER THAT IDENTIFIES

WHICH (IF ANY) OF THE ENCLOSED LOANS THAT THE ISSUER ELECTS NOT TO INCLUDE IN

THE POOL OF LOANS ON WHICH THE SUBJECT SECURITY WILL BE BASED, AND THE ISSUER

WILL INCLUDE THEREIN ALL OF THE ENCLOSED LOANS THAT YOU DO NOT LIST IN THAT

NOTICE.



         NOTWITHSTANDING ANY OTHER PROVISION OF THIS LETTER, THE ENCLOSED LOAN

PAPERS ARE DELIVERED TO YOU UPON THE EXPRESS AND CONTROLLING CONDITION THAT YOU

WILL RETURN ANY OR ALL OF THEM TO US, AS AGENT/CUSTODIAN, PROMPTLY UPON YOUR

RECEIPT OF OUR WRITTEN DIRECTION TO DO SO, REGARDLESS OF WHETHER OR NOT THE

ISSUER HAS DECIDED TO INCLUDE THEM IN A POOL UPON WHICH A STRUCTURED SECURITY

WILL BE BASED, EXCLUDING ONLY THOSE LOANS (IF ANY) INCLUDED IN ANY SUCH POOL

BASED UPON WHICH A STRUCTURED SECURITY HAS BEEN ISSUED.



         You agree to keep all of the enclosed Loan Papers safe from fire,

loss, theft and other casualty and agree to bear any loss, cost or expense we or the Lenders may incur as a result of any such event.



         Please immediately indicate your receipt of this letter and the enclosed Loan Papers, and your acceptance of and agreement to the trust and the terms and conditions stated above, by dating and signing the enclosed copy of this letter and returning it to us (although your doing so will not be necessary to the effectiveness of any of this letter's terms, provisions or conditions).



                                        Very truly yours,



                                        TEXAS COMMERCE BANK NATIONAL

ASSOCIATION, Agent/Custodian





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________

[Securities issuer s custodian's name]

[date]

Page 3









RECEIPT ACKNOWLEDGED AND TRUST, TERMS AND CONDITIONS ACCEPTED AND AGREED TO ON

________________________________, 19____:





                                        _______________________________________







                                        By:____________________________________



                                        Name:__________________________________



                                        Title:_________________________________

                  SCHEDULE 1 TO 12/97 A&R FACILITIES AGREEMENT



                          LIST OF QUALIFIED INVESTORS





Aames Home Mortgage                     Money Store

Access                                  National Home Mortgage

Advanta                                 Nomura

Anavan Portfolio                        North Western Savings

Banc of East Texas                      Norwest

Bay View Federal                        Ohio Savings Bank

Big Apple Mortgage                      Prudential

CenterBank                              RFC

Chase/Chemical                          Resource Bank Shares

CitiCorp                                Riggs

Coastal Banc                            Saxon

Comnet                                  Security Pacific

Continental Mortgage                    Sovereign

Countrywide                             Statewide

Crestar

Discover Financial

Fannie Mae

First Federal of Rochester

First Nationwide

Fleet Mortgage

Ford Consumer Credit

Freddie Mac

Ft. Worth Mortgage

GE Capital

Ginnie Mae

Greentree Mortgage

Guaranty Federal

Harris Bank

Homeside

Household Financial

ICI

IMS First Franklin

Independent National

InterFirst

John Hancock

LaSalle Talman

Life Savings Bank

Mellon Mortgage

Merchantile Mtg. St. Louis


                  SCHEDULE 2 TO 12/97 A&R FACILITIES AGREEMENT



                     HARBOR FINANCIAL MORTGAGE CORPORATION

                                AND SUBSIDIARIES



                       CONSOLIDATED FINANCIAL STATEMENTS

                          AND CONSOLIDATING SCHEDULES

                           DECEMBER 31, 1996 AND 1995

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)





                    [Company to provide and to insert here]

                  SCHEDULE 3 TO 12/97 A&R FACILITIES AGREEMENT



                   HARBOR FINANCIAL MORTGAGE CORPORATION AND

                   NEW AMERICA FINANCIAL, INC., AS APPLICABLE

                               MANAGEMENT REPORT







FOR THE PERIOD FROM _____________, 199__ TO ________________, 199__.



To:      Texas Commerce Bank National Association, the "Agent" under the below-referenced Current Facilities Agreement





Re:      12/97 Amended and Restated Facilities Agreement dated effective as of

         December 3, 1997 as amended (the "Current Facilities Agreement") among

         Harbor Financial Mortgage Corporation and New America Financial, Inc.

         (collectively, the "Obligors" and each an "Obligor"), Texas Commerce

         Bank National Association ("TCB"), as a "Bank", a "Warehouse Bank", a

         "Servicing Acquisition Bank", as "Agent" for the other Banks, and the other Banks that are parties thereto



Ladies and Gentlemen:



         This Certificate is delivered to TCB pursuant to Section 8.3(b) of the

Current Facilities Agreement.  All terms defined in the Current Facilities

Agreement have the same respective meanings here as there.  The Obligor executing this Management Report is the "Reporting Obligor".



         I hereby certify to you as follows:



         1.      I am and at all times mentioned herein have been, the duly elected, qualified and acting _______________ of the Reporting Obligor.



         2.      A review of the Reporting Obligor's activities during the

period from _______________, 19___ to _________________, 19___ (the "Subject

Period") has been made under my supervision with a view toward detailing this

Reporting Obligor's commitment position, pipeline position and hedging position.



         3.      Attached hereto as Exhibit A is a true, accurate and complete schedule of this Reporting Obligor's commitment position, pipeline position and hedging position with the following detail:



                 a.       As to commitment position: investor, type, original

         principal amount, rate, yield, future contracts, hedged positions,

         repurchase agreements and profit and loss;

                 b.       as to pipeline position:  amount and rate of price

         committed loans in pipeline and profit and loss; and



                 c.       as to hedging position: amount, rate, term, yield.



         EXECUTED and delivered on _______________, 199__.





                        [SIGNATURE BLOCK AS APPLICABLE:]



                                        HARBOR FINANCIAL MORTGAGE

                                        CORPORATION





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







                                        NEW AMERICA FINANCIAL, INC.





                                        By:_____________________________________



                                        Name:___________________________________



                                        Title:__________________________________







Exhibit A -      Schedule of Reporting Obligor's commitment position, pipeline position and hedging position

                  SCHEDULE 4 TO 12/97 A&R FACILITIES AGREEMENT



                   PERSONS AUTHORIZED TO ISSUE OBLIGOR ORDERS

                       AS OF _____________________, 199__

       (AND THEREAFTER UNTIL A REVISION OF THIS SCHEDULE SHALL HAVE BEEN

                            DELIVERED TO THE AGENT)



FOR HARBOR FINANCIAL MORTGAGE CORPORATION:



o        FOR ANY PURPOSE:







o        ONLY TO BORROW OR DIRECT APPLICATIONS, PAYMENTS, DEPOSITS OR TRANSFERS

         OF FUNDS:





o        ONLY TO WITHDRAW COLLATERAL DOCUMENTS FOR SERVICING, CORRECTION,

         RELEASE AFTER PAYOFF OR COLLECTION OR TO DIRECT SHIPMENT OF MORTGAGE

         LOANS TO INVESTORS:





FOR NEW AMERICA FINANCIAL, INC.:



o        FOR ANY PURPOSE:







o        ONLY TO BORROW OR DIRECT APPLICATIONS, PAYMENTS, DEPOSITS OR TRANSFERS

         OF FUNDS:





o        ONLY TO WITHDRAW COLLATERAL DOCUMENTS FOR SERVICING, CORRECTION,

         RELEASE AFTER PAYOFF OR COLLECTION OR TO DIRECT SHIPMENT OF MORTGAGE

         LOANS TO INVESTORS:

                  SCHEDULE 5 TO 12/97 A&R FACILITIES AGREEMENT



                 (ATTACH COPY OF FIRSTCITY FINANCIAL CORPORATION'S COMMITTED

LINE OF CREDIT AGREEMENT -- TO BE PROVIDED BY THE COMPANY -- HERE.)

                  SCHEDULE 6 TO 12/97 A&R FACILITIES AGREEMENT



           (ATTACH COPY OF OBLIGORS' CURRENT CREDIT GRADE MATRIX FOR

                (AMONG OTHERS) "C" AND "D" MORTGAGE LOANS HERE)

                                                            EXHIBIT 10.7





                   CHASE BANK OF TEXAS, NATIONAL ASSOCIATION

                                712 MAIN STREET

                              HOUSTON, TEXAS 77002



                                January 26, 1998





Harbor Financial Mortgage Corporation

New America Financial, Inc.

340 North Sam Houston Parkway, Suite 100

Houston, Texas 77060



Re:      1/98 Modification of 12/97 Amended and Restated Facilities Agreement

         dated as of December 3, 1997 (the "12/97 A&R Facilities Agreement"),

         among Harbor Financial Mortgage Corporation and New America Financial,

         Inc. (the "Obligors"), Chase Bank of Texas, National Association

         ("Chase Texas" which before January 20, 1998 was named "Texas Commerce

         Bank National Association"), as a lender and as agent (in that capacity, the "Agent") for the other lenders party thereto and such other lenders (together with Chase Texas, the "Banks"



Ladies and Gentlemen:



         Please refer to the 12/97 A&R Facilities Agreement.  All capitalized terms used in this letter agreement (the "1/98 Modification Agreement" or,

within itself, this "Agreement") that are defined in the 12/97 A&R Facilities

Agreement have the same meanings here as there.



         The parties to the 12/97 A&R Facilities Agreement (the Banks being represented herein by the Agent) hereby agree to modify the 12/97 A&R

Facilities Agreement as set forth below.



         The definition of  "Eligible Mortgage" is hereby amended by adding the following new clause (5) immediately following the existing clause (4) in that definition and renumbering the succeeding clauses therein currently numbered

(5) and (6) as (6) and (7), respectively:



         (5)     the Residential Mortgage Note evidencing it, or the

         Residential Mortgage securing it, was sent to an Obligor or its designee for correction, collection or other action and has not been returned to the Agent on or before twenty-one (21) days after being so sent to such Obligor or its designee;



         The definition of "Wet Mortgage Loan" is hereby amended by substituting "seven (7) Business Days" for "five (5) Business Days" in such definition's clause (c), so that henceforth that clause shall read as follows:

January 26, 1998

                 (c)      as to which the applicable Obligor actually and

         reasonably expects that such full qualification can and will be achieved on or before seven (7) Business Days after the day when such

         Mortgage Loan is first submitted to the Agent as Collateral (excluding the day on which such Wet Mortgage Loan is so submitted.)



         This Agreement may be executed in two or more counterparts, each of which shall be enforceable against the party executing it without the necessity of accounting for or producing any other counterpart and shall be fully effective to modify the 12/97 A&R Facilities Agreement from and after the date of this Agreement, whether or not (as the parties intend be done) the modifications made by this Agreement are ultimately incorporated  into the next future formal amendment of the 12/97 A&R Facilities Agreement.



                                         Very truly yours,



                                         CHASE BANK OF TEXAS, NATIONAL

                                           ASSOCIATION, as a Bank and as Agent

                                           and representative of the other Banks





                                         By:  /s/ CYNTHIA CRITES

                                            ---------------------------------

                                                 Cynthia Crites

                                                 Vice President



Accepted and agreed to:



HARBOR FINANCIAL MORTGAGE                  NEW AMERICA FINANCIAL, INC.

  CORPORATION





By: /s/ RICHARD J. GILLEN                  By: /s/ RICHARD J. GILLEN

   ----------------------------               -------------------------------

Name: Richard J. Gillen                    Name: Richard J. Gillen

     --------------------------                 -----------------------------

Title President and CEO                    Title: Chairman

     --------------------------                  ----------------------------

January 26, 1998

                      GUARANTORS' CONSENT AND RATIFICATION



HARBOR FINANCIAL GROUP, INC., a Delaware corporation, the Guarantor, and

FIRSTCITY FINANCIAL CORPORATION,  the Float Control Guarantor, each hereby consents to the foregoing modifications, ratifies and confirms the Guaranty and the Float Control Guaranty and that each such guaranty remains in full force and effect, and agrees that the Guarantor's and the Float Control Guarantors'

respective obligations under and in respect of the Guaranty and the Float

Control Guaranty are not diminished, impaired or otherwise affected by the foregoing 1/98 Modification Agreement.





HARBOR FINANCIAL GROUP, INC.               FIRSTCITY FINANCIAL CORPORATION





By: /s/ RICHARD J. GILLEN                  By: /s/ RICHARD J. GILLEN

   ---------------------------                -------------------------------

Name:   Richard J. Gillen                  Name:   Richard J. Gillen

     -------------------------                  -----------------------------

Title   President and Chairman             Title:  Managing Director

     -------------------------                     Mortgage Finance

                                                -----------------------------

                                                                    EXHIBIT 10.8



                  (THE "3/98 CHASE TEXAS TEMPORARY ADDITIONAL

                                WAREHOUSE NOTE")



$50,000,000                     HOUSTON, TEXAS                   MARCH 17, 1998



         FOR VALUE RECEIVED, HARBOR FINANCIAL MORTGAGE CORPORATION (a Texas

corporation) and NEW AMERICA FINANCIAL, INC.  (a Texas corporation)

(collectively, "Makers"), jointly and severally, promise to pay to the order of

CHASE BANK OF TEXAS, NATIONAL ASSOCIATION ("Chase Texas" or "Payee"), a

national banking association, at its 712 Main Street branch, in the City of

Houston, Harris County, Texas, or at such other place in Harris County, Texas,

as the holder ("Holder", whether or not Payee is such holder) of this note may hereafter designate in writing, in immediately available funds and in lawful money of the United States of America, the principal sum of Fifty Million

Dollars ($50,000,000) (or the unpaid balance of all principal advanced against this note, if that amount is less), together with interest on the unpaid principal balance of this note from time to time outstanding until maturity at the Stated Rate provided for in the Special Warehouse Credit Agreement (defined in Paragraph 9 of this note) or at such lesser rate, if any, as Holder shall from time to time elect to be applicable in Holder's sole and absolute discretion, and interest on all past due amounts, both principal and accrued interest, at the Past Due Rate; provided, that for the full term of this note the interest rate produced by the aggregate of all sums paid or agreed to be paid to Holder for the use, forbearance or detention of the debt evidenced hereby shall not exceed the Ceiling Rate.



         1.      Definitions.  In addition to the definitions given above, the definitions given in the Special Warehouse Credit Agreement (defined in

Paragraph 9 of this note) for capitalized terms that are used (but not italicized) in this note and not defined differently in this note have the same meanings here as there; provided that (as more fully explained in Paragraph 9 of this note) -- although italicized terms in this note have the meanings given them in the Syndicated Facilities Agreement (defined below) --  this note is

NOT issued pursuant to the 12/97 Amended and Restated Facilities Agreement

dated effective as of December 3, 1997, as it may be supplemented, amended or restated from time to time (the "Syndicated Facilities Agreement") among

Makers, Texas Commerce Bank National Association (as Chase Texas was named until January 20, 1998) as a Bank, a Warehouse Bank, a Servicing Acquisition

Bank and as Agent (for the Warehouse Banks and Servicing Acquisition Banks

parties thereto, and such Warehouse Banks and Servicing Acquisition Banks), as such italicized terms are defined in the Syndicated Facilities Agreement, and the other Lender(s) party thereto, and this note is NOT one of the Notes or the

Current Warehouse Notes (although this note does evidence senior obligations of the Makers to Holder which obligations are not -- and will not be --

subordinate in right of payment to any  of Makers' present or future obligations to any of the Banks or any other Person, except only such other obligations, if any, as are preferred by operation of law.)











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 1 of 8 Pages

         2.      Rates Change Automatically and Without Notice.  Without notice to Makers or any other Person and to the full extent allowed by applicable Laws from time to time in effect, the Adjusted LIBOR Rate and the Ceiling Rate shall each automatically fluctuate upward and downward as and in the amount by which the Adjusted LIBOR Rate and such maximum nonusurious rate of interest permitted by applicable Laws, respectively, fluctuate.



         3.      Calculation of Interest.  Interest on the amount of each

advance against this note shall be computed as on the amount of that advance and from the date it is made.  All interest rate determinations and calculations by Holder, absent manifest error, shall be conclusive.



         4.      Excess Interest Will be Refunded or Credited.  If, for any

reason whatever, the interest paid or received on this note during its full term produces a rate which exceeds the Ceiling Rate, Holder shall refund to the payor or, at Holder's option, credit against the principal of this note such portion of said interest as shall be necessary to cause the interest paid on this note to produce a rate equal to the Ceiling Rate.



         5.      Interest Will be Spread.  To the extent (if any) necessary to avoid violation of applicable usury laws (or to minimize the extent of the violation if complete avoidance is impossible for any reason, it being the intent and purpose of Makers and all Holders to comply strictly with all applicable usury and other laws), all sums paid or agreed to be paid to Holder for the use, forbearance or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable Laws, be amortized, prorated,

allocated and spread in equal parts throughout the full term of this note, so that the interest rate is uniform throughout the full term of this note.



         6.      Payment Schedule.  All principal of this note and all accrued interest then unpaid shall be due and payable on the "Special Warehouse

Termination Date", which means the earliest of (i) May 17, 1998, (ii) the renewal, amendment, modification or termination (however such termination may occur) of the Special Warehouse Credit Agreement or (ii) the effective date of a new loan agreement providing for a revolving mortgage warehouse line of credit of up to $50 million (or more) of principal that may from time to time be borrowed and outstanding, to be provided to Makers by a syndicate of lenders for which Chase Texas is agent and representative.  Before maturity of this note, interest on this note shall accrue, and unpaid accrued interest shall be due and payable, as provided in Section 2.6 of the Special Warehouse Credit

Agreement.  All such scheduled payments shall be applied first to accrued interest and the balance (if any) shall be applied to principal.



         7.      Prepayment.  Makers may at any time pay the full amount or any part of this note as provided in Section 2.8 of the Special Warehouse Credit

Agreement.  All prepayments shall be applied first to accrued interest, the balance to principal.











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 2 of 8 Pages

         8.      Revolving Credit.  Makers may borrow, repay and reborrow at any time solely (1) to finance each Obligor's funding of SUCH OBLIGOR'S OWN

Residential Mortgages that are Eligible Mortgages originated by such Obligor to

(or for the account of) the obligor(s) on such Eligible Mortgages and (2) to finance SUCH OBLIGOR'S OWN purchase of Eligible Mortgages that were not originated by such Obligor, and for no other applications or purposes.  Each

Obligor agrees to use the credit extended to it to carry each such Residential

Mortgage only for so long as (x) it continues to satisfy all of the requirements to be an Eligible Mortgage and (y) the borrowing Obligor is diligently taking all steps necessary to complete either (i) the sale of that

Residential Mortgage (if the Investor Commitment covering it contemplates its purchase as a whole loan), or (ii) its securitization as part of a pool of

Residential Mortgages (a "Pool") and the sale of the resulting Mortgage-Backed

Securities (if the Investor Commitment covering it contemplates securitization of a Pool that includes such Eligible Mortgage and the Qualified Investor's purchase of the resulting Mortgaged-Backed Securities). Makers may so borrow and reborrow hereunder only if:



                 (1)       all conditions to and qualifications for the

requested Warehouse Loan under the Special Warehouse Credit Agreement are satisfied;





                 (2)      the Obligors would be able to borrow the requested

amount as a Warehouse Loan from all of the Warehouse Lenders under (and as those two-- and the other -- italicized terms in this note are defined in) the

Syndicated Facilities Agreement but for the fact that the aggregate amount of the Warehouse Loans outstanding thereunder then currently equals (or exceeds)

the Total Warehouse Line Commitments, as shown on the currently-effective

Commitments Schedule to the Syndicated Facilities Agreement (such amount being

Four Hundred Fifty Million Dollars ($450,000,000) on the date of this note);





                 (3)       after giving effect to a requested Borrowing, the

outstanding principal of this note will not exceed Fifty Million Dollars

($50,000,000);





                 (4)      no Potential Default has occurred under this note,

the Special Warehouse Credit Agreement or any other Facilities Papers which has not been cured, and no Default has occurred under this note, the Special

Warehouse Credit Agreement or any other Facilities Papers that Payee has not declared in writing to have been fully cured or waived; and





                 (5)      no Potential Default has occurred under the

Syndicated Facilities Agreement, any Current Warehouse Note or any other

Facilities Papers, which has not been cured, and no Default has occurred under the Syndicated Facilities Agreement or any other Facilities Papers that the

Agent has not declared in writing to have been fully cured or waived.











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 3 of 8 Pages

The unpaid principal balance of this note at any time shall be the total of all principal lent or advanced against this note less the sum of all principal payments and permitted or required prepayments made on this note by or for the account of Makers.  Absent manifest error, Holder's computer records shall on any day conclusively evidence the unpaid balance of this note and its advances and payments history posted up to that day.  All Loans and all payments and permitted or required prepayments made hereon may be (but are not required to

be) endorsed by Holder on the schedule that is attached hereto (which is hereby made a part hereof for all purposes) or otherwise recorded in Holder's computer or manual records; provided, that any failure to make notation of (a) any principal advance or accrual of interest shall not cancel, limit or otherwise affect Makers' obligations or Holder's rights with respect to that advance or accrual, or (b) any payment or permitted or required prepayment of principal or interest shall not cancel, limit or otherwise affect Makers' entitlement to credit for that payment as of the date of its receipt by Holder.  Makers and

Payee expressly agree, pursuant to Chapter 346 ("Chapter 346") of the Texas

Finance Code, that Chapter 346 (which relates to open-end line of credit revolving loan accounts) shall not apply to this note or to any loan evidenced by this note and that neither this note nor any such loan shall be governed by

Chapter 346 or subject to its provisions in any manner whatsoever.



         9.      This Note, the Special Warehouse Credit Agreement and this

Note's Security.  This note is issued separately from and in addition to the

Warehouse Notes (and the other Notes) issued pursuant to the Syndicated

Facilities Agreement.  This note evidences and shall evidence advances made to

(or for the account of) the Obligors by Chase Texas (only) to finance up to

Fifty Million Dollars ($50,000,000) in revolving credit principal from time to time outstanding for warehousing the Obligors' Residential Mortgages that have been duly pledged to Chase Texas for that purpose (as opposed to being pledged to the Agent as security for the Obligations under the Syndicated Facilities

Agreement), as provided in Paragraph 8 of this note.  Maker and Payee hereby irrevocably agree that this note shall conclusively be deemed to have been issued by Maker and accepted by Payee upon and subject to all of the terms,

conditions and provisions of a credit agreement (the "Special Warehouse Credit

Agreement") hereby created that is identical to the Syndicated Facilities

Agreement (and for that purpose the entire text of the Syndicated Facilities

Agreement and its schedules and exhibits is hereby incorporated herein as if set forth here verbatim and modified as follows) except that (i) it is between the Obligors and Chase Texas, as the only Warehouse Bank and Bank (and the

Agent), and all references to "Bank", "Warehouse Bank", "Agent", "Majority

Banks" and "Majority Warehouse Banks" in the Special Warehouse Credit Agreement

are hereby changed to refer to Chase Texas; (ii) it is dated concurrently with this note; (iii) it has no Swing Subline, Second-lien Subline, Receivables

Subline, P&I Sub-subline, T&I Sub-subline, VA/FHA/PMI Foreclosure Receivables

Sub-subline, Repurchased Defaulted Mortgages Sub-subline, Foreclosed Properties

Sub-subline or Subprime Mortgages Subline or Mortgage Pools Purchase

Agreement, (iv) the form of Loan Request required for use thereunder is set forth in Exhibit A to this note; (v) all of the Special Warehouse Credit

Agreement's internal references to its relating to a $450,000,000 line of credit are hereby changed to refer to a $50,000,000 line of credit; (vi) the references











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 4 of 8 Pages
in the definitions of "Facilities Papers" and in other definitions in the

Special Warehouse Credit Agreement to the "Current Facilities Agreement" are

changed to refer to the Special Warehouse Credit Agreement and references to other papers in the definition of "Facilities Papers" are changed to refer only to this note (the "3/98 Chase Texas Temporary Additional Warehouse Note"), the

Special Warehouse Guaranty (defined in Exhibit B hereto), the Special Warehouse

Credit Agreement, the Special Warehouse Pledge Agreement (defined in Exhibit B hereto) and any and all other promissory notes, mortgages, deeds of trust,

deeds to secure debt and other real estate mortgage instruments, security agreements and all instruments, documents and agreements or other papers executed and delivered pursuant to the terms of, to guarantee or secure or that otherwise relate to this note, the Special Warehouse Credit Agreement and any and all future amendments, supplements, renewals, extensions, rearrangements or restatements of any of them; (vii) the "Warehouse Termination Date" shall be the Special Warehouse Termination Date (as defined in Paragraph 6 of this note)

instead of March 31, 1999; (viii) the Warehouse Facility Fee in respect of the

Warehouse Line Commitment  of Chase Texas to make the Special Warehouse Credit

Agreement's credit available for the period referred to in Section 2.11 thereof shall be $10,274, which is fully earned, due and payable on the date when this note is executed and delivered, (ix) the Obligors may not elect any Eurodollar

Rate and accordingly on each day the outstanding principal balance of this note shall bear interest at the Adjusted LIBOR Rate for that day; provided that if for any day the Company has duly selected as the Stated Rate to be applied for that day to a designated portion of the then-outstanding Loans which portion is both (1) not past due and (2) less than or equal to the Free Adjusted Balances,

a rate per annum equal to the Applicable Margin (only) for that day and for those respective Loans the Balance Adjusted Rate Option, the portion of such principal to which such selection applies pursuant to the provisions of the definition of Stated Rate in the Special Warehouse Credit Agreement shall bear interest on that day at that rate; and provided further that from and after the date of occurrence of any Event of Default and until it and its material consequences (if any) have been wholly cured, this note shall bear interest on its entire unpaid principal balance at the Past Due Rate; (ix) the list of papers required to be furnished to Chase Texas in Section 6.6.(a) of the

Special Warehouse Credit Agreement is changed to those listed on Exhibit B to this note and (x) the table in the Special Warehouse Credit Agreement's

Commitments Schedule is changed to be as follows:





  -------------------------------------------------------------------------

                              Warehouse          Wet              Wet

      Warehouse Bank            Line         Warehousing      Warehousing

                              Committed       Sublimit(1)      Sublimit(2)

                                Sums

  -------------------------------------------------------------------------


    Texas Commerce Bank       $50,000,000      $12,500,000      $7,500,000

   National Association

  -------------------------------------------------------------------------

          Totals              $50,000,000      $12,500,000      $7,500,000

  -------------------------------------------------------------------------




(1)  during first and last 5 Business Days

(2)  during remainder of calendar month











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 5 of 8 Pages

By execution and delivery of this note, Makers execute and deliver the Special

Warehouse Credit Agreement which is described and effectively set forth above.

BY INCORPORATING THE SYNDICATED FACILITIES AGREEMENT BY REFERENCE AND THEN

AMENDING IT, THIS PARAGRAPH 9 COMPRISES THE SPECIAL WAREHOUSE LOAN AGREEMENT IN

ITS ENTIRETY -- THERE IS NO SEPARATE DOCUMENT FOR IT.



Makers also hereby GRANT Chase Texas a first priority security interest in all of each Obligor's present and future estate, right, title and interest in and to all Pledged Mortgages that are concurrently or hereafter pledged to Payee pursuant to the Special Warehouse Credit Agreement created by the immediately preceding sentence, all accounts and general intangibles arising therefrom and all of their proceeds thereof.  Holder is entitled to the benefits of and security provided for in the Special Warehouse Credit Agreement.  Such security includes, among other security, the security interests granted by Obligors (as debtors) in the Special Warehouse Pledge Agreement.



         10.     Defaults and Remedies.  Any failure by Makers to pay any

principal or interest on this note when due or any default under the Special

Warehouse Credit Agreement, the Special Warehouse Pledge Agreement or any other

Facilities Papers shall constitute default under this note, whereupon Holder may elect to exercise any or all rights, powers and remedies afforded to the

Agent and/or the Warehouse Banks (a) under the Special Warehouse Credit

Agreement and all other Facilities Papers and (b) by law, including the right to accelerate the maturity of this entire note.



         11.     Legal Costs.  If any Holder retains an attorney in connection with any such default or to collect, enforce or defend this note or any

Facilities Papers in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Makers sue any Holder in connection with this note or any such Facilities Papers and do not prevail, then Makers agree to pay to each such Holder, in addition to principal and interest, all reasonable costs and expenses incurred by such Holder in trying to collect this note or in any such suit or proceeding, including reasonable attorneys' fees.  An amount equal to ten percent (10%) of the unpaid principal and accrued interest owing on this note when and if this note is placed in the hands of an attorney for collection after default is stipulated to be reasonable attorneys' fees unless a Holder or any Maker of this note timely pleads otherwise to a court of competent jurisdiction.



         12.     Waivers.  Makers and any and all co-makers, endorsers,

guarantors and sureties severally waive notice (including, but not limited to,

notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them.  Each such Person agrees that his,

her or its liability on or with respect to this note shall not be affected by any release of or change in any guaranty or security at any time existing or by any failure to perfect or maintain perfection of any Lien against or security interest in any such security or the partial











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 6 of 8 Pages
or complete unenforceability of any guaranty or other surety obligation, in each case in whole or in part, with or without notice and before or after maturity.



         13.     Not Purpose Credit.  None of the proceeds of this note shall ever be used, directly or indirectly, for the purpose of purchasing or carrying any "margin stock" as defined in Regulation U of the Board of Governors of the

Federal Reserve System or for the purpose of reducing or retiring any debt which was originally incurred to purchase or carry any "margin stock" or to extend credit to others for the purpose of purchasing or carrying any "margin stock" or which would constitute this transaction a "purpose credit" within the meaning of Regulation U, as now or hereafter in effect.



         14.     Governing Law, Jurisdiction and Venue.  This note shall be governed by and construed in accordance with the laws of the State of Texas and the United States of America from time to time in effect.  Makers and all co-makers, endorsers, guarantors and sureties each hereby irrevocably submits to the nonexclusive jurisdiction of the United States District Court for the

Southern District of Texas and the state district courts of Harris County,

Texas, for purposes of all legal proceedings arising out of or relating to this note, the debt evidenced hereby or any loan agreement, security agreement,

guaranty or other papers or agreements relating to this note.  To the fullest extent permitted by law, Makers and all co-makers, endorsers, guarantors and sureties each irrevocably waives any objection which he, she or it may now or hereafter have to the laying of venue for any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum and agrees that service of process may be made upon him, her or it in any such proceeding by registered or certified mail.

Harris County, Texas shall be a proper place of venue for suit hereon.



         15.     General Purpose of Loan.  Makers warrant and represent to

Payee and all other Holders that all Loans evidenced by this note are and will be for business, commercial, investment or other similar purpose and not primarily for personal, family, household or agricultural use, as such terms are used in Chapter 1D of Title 79, Texas Rev. Civ.  Stats. 1925, as amended,

or in the Texas Finance Code.



         16.     Participations.  Payee and each other Holder reserves the

right, exercisable in his, her or its sole discretion and without notice to any of Makers or any other Person, to sell participations in all or any part of this note or the debt evidenced by this note.











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 7 of 8 Pages

                                         HARBOR FINANCIAL MORTGAGE

                                           CORPORATION





                                         By: /s/  RICHARD J. GILLEN

                                            -------------------------------

                                                 Richard J. Gillen

                                                 President



                                         NEW AMERICA FINANCIAL, INC.





                                         By: /s/  RICHARD J. GILLEN

                                            -------------------------------

                                                 Richard J. Gillen

                                                 Chairman of the Board





                             JOINDER BY CHASE TEXAS



         Chase Bank of Texas, National Association executes this note solely for the purpose of joining Makers in executing the Special Warehouse Credit

Agreement created hereby.



                                       CHASE BANK OF TEXAS, NATIONAL ASSOCIATION





                                       By: /s/ CYNTHIA CRITES

                                          ---------------------------------

                                          Cynthia Crites

                                          Vice President











                                                      INITIALED FOR

                                                      IDENTIFICATION: ____  ____



                               Page 8 of 8 Pages

                                    ANNEX 1

                                 to $50,000,000

                     Harbor Financial Mortgage Corporation

                        and New America Financial, Inc.

              3/98 Chase Texas Temporary Additional Warehouse Note

                  to Chase Bank of Texas, National Association



                  LOANS AND PAYMENTS OF PRINCIPAL AND INTEREST





-------------------------------------------------------------------------------------------------------------------------

                      Payment Applied on

   Date of Payment     (or advance vs.)     Payment Applied                                             Name of Person

     or Advance           Principal           on Interest     Principal Balance    Interest Paid to     Making Notation

-------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------




                                  EXHIBIT A TO

                        CHASE TEXAS TEMPORARY ADDITIONAL

                                 WAREHOUSE NOTE



                   [WET WAREHOUSING] [WAREHOUSE] LOAN REQUEST



              [LETTERHEAD OF HARBOR FINANCIAL MORTGAGE CORPORATION

                 OR NEW AMERICA FINANCIAL, INC., AS APPLICABLE]



                            ________________, 19___



Chase Bank of Texas National Association

712 Main Street

Houston, Texas  77002



Attention:  Manager, Mortgage Warehouse Division



Ladies and Gentlemen:



         Harbor Financial Mortgage Corporation (the "Company"), New America

Financial, Inc. ("New Am Inc.", and collectively with the Company, the

"Obligors") and Chase Bank of Texas, National Association ("Chase Texas"),

entered into a Special Warehouse Credit Agreement by jointly executing the

Obligors' promissory note (the "3/98 Chase Texas Special Warehouse Note" dated

March 17, 1998 that created such credit agreement (which, as it may have been supplemented, amended and restated, is called the "Special Warehouse Credit

Facilities Agreement").  Any term defined in the Special Warehouse Credit

Agreement and used (but not redefined) in this Loan Request shall have the meaning given to it in the Special Warehouse Credit Agreement.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] hereby requests a [WET

WAREHOUSING] [WAREHOUSE] Loan in the amount of $_____________________ to be made on ________________________, 19___ (or, if that is not a Business Day, on the next day that is).  [USE THIS NEXT SENTENCE IN A REQUEST FOR A WET

WAREHOUSING LOAN:]  The amount of the Wet Warehousing Loan is (a) not more than the aggregate Warehouse Loan Values of the Wet Mortgage Loans (the "Subject

Eligible Mortgages") that are described on the Schedule of Wet Mortgage Loans

Pledged attached to this Loan Request, (b) not more than the difference between

(i) the Wet Warehousing Sublimit and (ii) the outstanding amount of all existing Wet Warehousing Loans, and (c) not more than the difference between

(i) the maximum credit available under the Warehouse Line (including its Wet

Warehousing Subline) as specified in the Special Warehouse Credit Agreement and

(ii) the aggregate outstanding principal balance of the Current Warehouse

Notes.  [USE THE NEXT SENTENCE IN A REQUEST FOR A WAREHOUSE LOAN.]  The amount of the Warehouse Loan is (a) not more than the aggregate Warehouse Loan Values of the Eligible Mortgages (the "Subject Eligible Mortgages") that are described on the Schedule of Eligible Mortgages Pledged attached to this Loan Request and

(b) not more than the difference between (i) the maximum credit available under the

Warehouse Line as specified in the Special Warehouse Credit Agreement and (ii)

the outstanding aggregate principal balance of the Current Warehouse Notes. If the requested [WET WAREHOUSING] [WAREHOUSE] Loan is funded, [THE WET

WAREHOUSING SUBLIMIT WILL NOT BE EXCEEDED AND] the aggregate of all principal outstanding under the 3/98 Chase Texas Special Warehouse Note will not exceed

Fifty Million Dollars ($50,000,000).



         The Subject Eligible Mortgages are intended to be pledged to Chase

Texas, Chase Texas is hereby GRANTED a security interest in them and they are hereby made subject to the Special Warehouse Pledge Agreement, effective immediately.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY THE COMPANY:]  The proceeds of the [WET WAREHOUSING] [WAREHOUSE] Loan should be deposited in the Company's account number __________________ with Chase Texas.



         [USE THIS PARAGRAPH ONLY IN A REQUEST BY NEW AM INC.:]  The proceeds of the [WET WAREHOUSING] [WAREHOUSE] Loan should be deposited in the New Am

Inc.'s account number __________________ with Chase Texas.



         The undersigned hereby certifies that all of the Company's and New Am

Inc.'s representations and warranties in this Loan Request, the Special

Warehouse Credit Agreement and all of the other Facilities Papers are true and correct as of this date, that no Potential Default or Default exists and that

[THE COMPANY] [NEW AM INC.] is in full compliance with the requirements of those and all other Facilities Papers.



         [THE COMPANY OR NEW AM INC., AS APPLICABLE] acknowledges that Chase

Texas will rely on the truth of each statement in this Loan Request in making and funding the requested [WET WAREHOUSING] [WAREHOUSE] Loan.



                  [USE THE APPROPRIATE SIGNATURE BLOCK BELOW:]



                                                 HARBOR FINANCIAL MORTGAGE

                                                   CORPORATION





                                                 By:

                                                    --------------------------

                                                 Name:

                                                      ------------------------

                                                 Title:

                                                       -----------------------





                                                 NEW AMERICA FINANCIAL, INC.





                                                 By:

                                                    --------------------------

                                                 Name:

                                                      ------------------------

                                                 Title:

                                                       -----------------------





Attachments:



Schedule of [WET MORTGAGE LOANS][ELIGIBLE MORTGAGES] Pledged

                                  EXHIBIT B TO

                        CHASE TEXAS TEMPORARY ADDITIONAL

                                 WAREHOUSE NOTE



         The list of papers required to be received by Chase Texas pursuant to

Section 6.6(a) of the Special Warehouse Credit Agreement is as follows:



                                  (1)      the 3/98 Chase Texas Temporary

Additional Warehouse Note;



                                  (2)      a written continuing guaranty of

payment executed by the Guarantor unconditionally and irrevocably guaranteeing to Chase Texas payment when due of the Obligations (the "Special Warehouse

Guaranty");



                                  (3)      a written Security Agreement-Pledge

of Secured Notes (Special Warehouse) dated the same date as the 3/98 Chase

Temporary Additional Warehouse Note by and between the Obligors, as debtors,

and Chase Texas, as secured party, covering all of Obligors' rights, titles and interest in and to all promissory notes pledged to secure the Obligations under the Special Warehouse Credit Agreement, the 3/98 Chase Temporary Additional

Warehouse Note and the other Facilities Papers, and all documents and instruments securing, guaranteeing or otherwise relating to such promissory note, as the same may be amended, supplemented, modified and/or restated from time to time.(the "Special Warehouse Pledge Agreement" and its Financing

Statement;



                                  (4)      (If and to the extent not previously

furnished to Chase Texas) by no later than April 1, 1998,  (A) copies of any amendments to the Guarantor's certificate of incorporation issued by the

Secretary of State of Delaware, (B) copies of any amendments to the Guarantor's bylaws certified by its corporate secretary or assistant secretary, (C)

certificates of the Guarantor's good standing issued by the Secretary of State of the State of Delaware, and (D) certificates of authority and good standing issued or to be issued by the appropriate Governmental Authority in each state in which the Guarantor does business and where either the Guarantor is authorized to do business or where doing business without being duly authorized would potentially subject the Guarantor to a Material Adverse Effect;



                                  (5)      (If and to the extent not previously

furnished to Chase Texas) by no later than April 1, 1998, copies of (A)

FirstCity's certificate of incorporation issued by the Secretary of State of

Delaware, (B) FirstCity's bylaws certified by its corporate secretary or assistant secretary, (C) certificates of FirstCity's good standing issued by the Secretary of State of the State of Delaware, and (D) certificates of authority and good standing issued or to be issued by the appropriate

Governmental Authority in each state in which FirstCity does business and where either FirstCity is authorized to do business or where doing business without being duly authorized would potentially subject FirstCity to a Material Adverse

Effect;

                                  (6)      (If and to the extent not previously

furnished to Chase Texas) by no later than April 1, 1998, (A) copies of any amendments to each Obligor's articles of incorporation certified by the

Secretary of State of the State of Texas, (B) copies of any amendments to each

Obligor's bylaws certified by its corporate secretary or assistant secretary,

(C) a certificate of good standing issued by the Secretary of State of the

State of Texas and (D) a schedule listing, by state, all certificates of authority, good standing and franchise taxes paid issued by the Secretary of

State of the State of Texas, the Texas Comptroller of Public Accounts and the

appropriate Governmental Authority in each state in which each Obligor does business and where either such Obligor is authorized to do business or where doing business without being duly authorized would potentially subject such

Obligor to a Material Adverse Effect, each with respect to such Obligor,

accompanied by all such certificates listed;



                                  (7)      By no later than April 1, 1998,

resolutions of the board of directors of the Guarantor, FirstCity and each

Obligor, certified, in each case, by its corporate secretary or assistant secretary, authorizing the execution, delivery and performance of the 3/98

Chase Texas Temporary Additional Warehouse Note and all applicable Facilities

Papers and all other papers to be delivered by the Guarantor, FirstCity and/or each Obligor pursuant to the Special Warehouse Credit Agreement;



                                  (8)      a certificate of the corporate

secretary or assistant secretary of the Guarantor, FirstCity and each Obligor as to the incumbency and authenticity of the signatures of the officers of the

Guarantor, FirstCity and each Obligor executing the applicable Facilities

Papers and all other papers to be delivered pursuant to the Special Warehouse

Credit Agreement (Chase Texas shall be entitled to rely on each such certificate until a replacement certificate has been furnished to Chase Texas);



                                  (9)      If and to the extent not previously

furnished, certificates of insurance certifying that the Obligors are in compliance with the requirements of Section 9.11 of the Special Warehouse

Credit Agreement; and



                                  (10)     all fees due to Chase Texas pursuant

to the Special Warehouse Credit Agreement and any other letters or agreements between the Guarantor and/or the Obligors and Chase Texas shall have been paid on or before execution and delivery of the 3/98 Chase Texas Temporary

Additional Warehouse Note.

                                                                    EXHIBIT 10.9



                              EMPLOYMENT AGREEMENT





         This Employment Agreement (this "Agreement") is made as of JULY 1,

1997, by and between HARBOR FINANCIAL MORTGAGE CORPORATION, a Texas corporation

(the "Employer"), and RICHARD J. GILLEN, an individual (the "Executive").



                                   RECITALS:



         Concurrently with the execution and delivery of this Agreement,

FirstCity Financial Corporation, a Delaware corporation ("FirstCity"), is acquiring from the Executive and other Persons all of the issued and outstanding shares of stock of Harbor Financial Group, Inc. ("HFGI"), the parent of the Employer, pursuant to an Agreement and Plan of Merger dated as of

March 26, 1997, by and among FirstCity, HFGI Acquisition Corp. and the Employer

(the "Merger Agreement").  FirstCity and the Employer desire the Executive's continued employment with the Employer, and the Executive wishes to accept such continued employment, upon the terms and conditions set forth in this

Agreement.



                                   AGREEMENT



         The parties, intending to be legally bound, agree as follows:



1.       DEFINITIONS



         For the purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.



         "AGREEMENT"--this Employment Agreement, as amended from time to time.



         "BASIC COMPENSATION"--Salary and Benefits.



         "BENEFITS"--as defined in Section 3.1(b).



         "BOARD OF DIRECTORS"--the board of directors of the Employer.



         "CONFIDENTIAL INFORMATION"--any and all:



         (a)     trade secrets concerning the business and affairs of the

         Employer; and



         (b)     information concerning the business and affairs of the

         Employer (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials) however documented; and



         (C)     notes, analyses, compilations, studies, summaries, and other material prepared by or for the Employer containing or based, in whole or in part, on any information included in the foregoing.











EMPLOYMENT AGREEMENT                                                     PAGE 1

         "DISABILITY"--as defined in Section 6.2.



         "EFFECTIVE DATE"--the date stated in the first paragraph of the

Agreement.



         "EMPLOYEE INVENTION"--any idea, invention, technique, modification,

process, or improvement (whether patentable or not) and any work of authorship

(whether or not copyright protection may be obtained for it) created,

conceived, or developed by the Executive, either solely or in conjunction with others, during the Employment Period, or a period that includes a portion of the Employment Period, that relates in any way to, or is useful in any manner in, the business then being conducted or proposed to be conducted by the

Employer, and any such item created by the Executive, either solely or in conjunction with  others, following termination of the Executive's employment with the Employer, that is based upon or uses Confidential Information.



         "EMPLOYMENT PERIOD"--the term of the Executive's employment under this

Agreement.



         "FISCAL YEAR"--the Employer's fiscal year, as it exists on the

Effective Date or as changed from time to time.



         "FOR CAUSE"--as defined in Section 6.3.



         "FOR GOOD REASON"--as defined in Section 6.4.



         "INCENTIVE BONUS"--as defined in Section 3.2.



         "PERSON"--any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or governmental body.



         "POST-EMPLOYMENT PERIOD"--as defined in Section 8.2.



         "PROPRIETARY ITEMS"--as defined in Section 7.2(a)(iv).



         "SALARY"--as defined in Section 3.1(a).



2.       EMPLOYMENT TERMS AND DUTIES



         2.1     EMPLOYMENT.  The Employer hereby employs the Executive, and the Executive hereby accepts employment by the Employer, upon the terms and conditions set forth in this Agreement.



         2.2     TERM.  Subject to the provisions of Section 6, the term of the

Executive's employment under this Agreement will be three (3) years, beginning on the Effective Date and ending on the third anniversary of the Effective

Date.











EMPLOYMENT AGREEMENT                                                    PAGE 2

         2.3     DUTIES.  The Executive will have such duties as are assigned or delegated to the Executive by the Board of Directors, and will initially serve as President and Chief Executive Officer of the Employer and a member of the Executive Committee of FirstCity.  The Executive will devote his entire business time, attention, skill, and energy exclusively to the business of the

Employer, will use his best efforts to promote the success of the Employer's and FirstCity's business, and will cooperate fully with the Board of Directors in the advancement of the  best interests of the Employer and FirstCity.

Nothing in this Section 2.3, however, will prevent the Executive from engaging in additional activities in connection with personal investments and community affairs that are not inconsistent with the Executive's duties under this

Agreement.



3.       COMPENSATION



         3.1     BASIC COMPENSATION.



         (a)      SALARY.  The Executive will be paid an annual salary of

         $300,000.00, subject to adjustment as provided below (the "Salary"),

         which will be payable in equal periodic installments according to the

         Employer's customary payroll practices, but no less frequently than monthly.  The Salary will be reviewed by the Compensation Committee of the Board of Directors of FirstCity not less frequently than annually,

         and may be adjusted upward or downward in the sole discretion of the

         Board of Directors of FirstCity; provided, however, the Executive's

         Salary will be comparable to the salaries of the members of the

         Executive Committee of the Board of Directors of FirstCity.



         (b)     BENEFITS.  The Executive will, during the Employment Period,

         be permitted to participate in such pension, profit sharing, bonus,

         stock option, life insurance, hospitalization, major medical, and other employee benefit plans of the Employer and FirstCity that may be in effect from time to time, to the extent the Executive is eligible under the terms of those plans (collectively, the "Benefits");

         provided, however, the Executive's employee benefits will be comparable to the employee benefits of the members of the Executive

         Committee of the Board of Directors of FirstCity.



         3.2     INCENTIVE BONUS.  As additional compensation (the "Incentive

Bonus") for the services to be rendered by the Executive pursuant to this

Agreement, the Employer will pay to the Executive with respect to each Fiscal

Year during the Employment Period, commencing on or after the Effective Date

(prorated for the remainder of the Fiscal Year of FirstCity ending December 31,

1997), an incentive bonus based on the profits of FirstCity.  The amount of the

Incentive Bonus and the terms and conditions of payment of the Incentive Bonus will be comparable to the incentive bonuses of the members of the Executive

Committee of the Board of Directors of FirstCity.











EMPLOYMENT AGREEMENT                                                    PAGE 3

4.       FACILITIES AND EXPENSES



         4.1     GENERAL.  The Employer will furnish the Executive office

space, equipment, supplies, and such other facilities and personnel as the

Employer deems necessary or appropriate for the performance of the Executive's duties under this Agreement.  The Employer will pay on behalf of the Executive

(or reimburse the Executive for) reasonable expenses incurred by the Executive at the request of, or on behalf of, the Employer in the performance of the

Executive's duties pursuant to this Agreement, and in accordance with the

Employer's employment policies, including reasonable expenses incurred by the

Executive in attending conventions, seminars, and other business meetings, in appropriate business entertainment activities, and for promotional expenses.

The Executive must file expense reports with respect to such expenses in accordance with the Employer's policies.



         4.2     AUTOMOBILE.  The Employer will include the Executive in

FirstCity's automobile allowance policy.  The Executive must file expense reports with respect to such automobile in accordance with FirstCity's and the

Employer's policies.



5.       VACATIONS AND HOLIDAYS



         The Executive will be entitled to paid vacation each Fiscal Year in accordance with the vacation policies of the Employer in effect for its executive officers from time to time.  The Executive will also be entitled to the paid holidays and other paid leave set forth in the Employer's policies.



6.       TERMINATION



         6.1     EVENTS OF TERMINATION.  The Employment Period, the Executive's

Basic Compensation and Incentive Bonus, and any and all other rights of the

Executive under this Agreement or otherwise as an employee of the Employer will terminate (except as otherwise provided in this Section 6):



         (a)     upon the death of the Executive;



         (b)     upon the disability of the Executive (as defined in Section

         6.2) immediately upon notice from either party to the other;



         (c)     for cause (as defined in Section 6.3), immediately upon notice from the Employer to the Executive, or at such later time as such notice may specify; or



         (d)     for good reason (as defined in Section 6.4) upon not less than thirty days' prior notice from the Executive to the Employer.



         6.2     DEFINITION OF "DISABILITY".  For purposes of Section 6.1, the

Executive will be deemed to have a "disability" if, for physical or mental reasons, the Executive is unable to perform the Executive's duties under this

Agreement for 120 consecutive days, or 180 days during any twelve (12) month period, as determined in accordance with this Section 6.2.  The disability of











EMPLOYMENT AGREEMENT                                                    PAGE 4
the Executive will be determined by a medical doctor selected by written agreement of the Employer and the Executive upon the request of either party by notice to the other.  If the Employer and the Executive cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor who will determine whether the Executive has a disability.  The determination of the medical doctor selected under this Section 6.2 will be binding on both parties.  The

Executive must submit to a reasonable number of examinations by the medical doctor making the determination of disability under this Section 6.2, and the

Executive hereby authorizes the disclosure and release to the Employer of such determination and all supporting medical records.  If the Executive is not legally competent, the Executive's legal guardian or duly authorized attorney-in-fact will act in the Executive's stead, under this Section 6.2, for the purposes of submitting the Executive to the examinations, and providing the authorization of disclosure, required under this Section 6.2.



         6.3     DEFINITION OF "FOR CAUSE".  For purposes of Section 6.1, the phrase "for cause" means: (a) the Executive's material breach of this

Agreement; (b) the Executive's failure to adhere to any written policy of the

Employer or FirstCity if the Executive has been given a reasonable opportunity to comply with such policy or cure his failure to comply (which reasonable opportunity must be granted during the ten-day period preceding termination of this Agreement); (c) the appropriation (or attempted appropriation) of a material business opportunity of the Employer or FirstCity, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Employer or FirstCity; (d) the misappropriation (or attempted misappropriation) of any of the Employer's or

FirstCity's funds or property; or (e) the conviction of, the indictment for (or its procedural equivalent), or the entering of a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment.



         6.4     DEFINITION OF "FOR GOOD REASON".  For purposes of Section 6.1,

the phrase "for good reason" means any of the following: (a) the Employer's material breach of this Agreement; or (b) the assignment of the Executive without his consent to a position, responsibilities, or duties of a materially lesser status or degree of responsibility than his position, responsibilities,

or duties at the Effective Date.



         6.5     TERMINATION PAY.  Effective upon the termination of this

Agreement, the Employer will be obligated to pay the Executive (or, in the event of his death, his designated beneficiary as defined below) only such compensation as is provided in this Section 6.5, and in lieu of all other amounts and in settlement and complete release of all claims the Executive may have against the Employer or FirstCity.  For purposes of this Section 6.5, the

Executive's designated beneficiary will be such individual beneficiary or trust, located at such address, as the Executive may designate by notice to the

Employer from time to time or, if the Executive fails to give notice to the

Employer of such a beneficiary, the Executive's estate.  Notwithstanding the preceding sentence, the Employer and FirstCity will have no duty, in any circumstances, to attempt to open an estate on behalf of the Executive, to determine whether any beneficiary designated by the Executive is alive or to ascertain the address of any such beneficiary, to determine the existence of any trust, to determine whether any person or entity purporting to act as the

Executive's personal representative (or the trustee of a trust established by the Executive) is duly authorized to act in that capacity, or to locate or attempt to locate any beneficiary, personal representative, or trustee.











EMPLOYMENT AGREEMENT                                                    PAGE 5

         (a)     SALARY.  Upon the termination of this Agreement, the Executive will be entitled to receive his Salary only through the date such termination is effective.



         (b)     BENEFITS.  The Executive's accrual of, or participation in plans providing for, the Benefits will cease at the effective date of the termination of this Agreement, and the Executive will be entitled to accrued Benefits pursuant to such plans only as provided in such plans.



7.       NON-DISCLOSURE COVENANT; EMPLOYEE INVENTIONS



         7.1     ACKNOWLEDGMENTS BY THE EXECUTIVE.  The Executive acknowledges that (a) during the Employment Period and as a part of his employment, the

Executive will be afforded access to Confidential Information; (b) public disclosure of such Confidential Information could have an adverse effect on the

Employer and its business; (c) because the Executive possesses substantial technical expertise and skill with respect to the Employer's business, the

Employer desires to obtain exclusive ownership of each Employee Invention, and the Employer will be at a substantial competitive disadvantage if it fails to acquire exclusive ownership of each Employee Invention; (d) FirstCity has required that the Executive make the covenants in this Section 7 as a condition to its purchase of the Employer's stock of HFGI; and (e) the provisions of this

Section 7 are reasonable and necessary to prevent the improper use or disclosure of Confidential Information and to provide the Employer with exclusive ownership of all Employee Inventions.



         7.2     AGREEMENTS OF THE EXECUTIVE.  In consideration of the

compensation and benefits to be paid or provided to the Executive by the

Employer under this Agreement, the Executive covenants as follows:



         (a)     CONFIDENTIALITY.



                 (i)      During and following the Employment Period, the

                 Executive will hold in confidence the Confidential Information and will not disclose it to any person except with the

                 specific prior written consent of the Employer or except as otherwise expressly permitted by the terms of this Agreement.



                 (ii)     Any trade secrets of the Employer will be entitled to

                 all of the protections and benefits under applicable law.  If any information that the Employer deems to be a trade secret is found by a court of competent jurisdiction not to be a

                 trade secret for purposes of this Agreement, such information will, nevertheless, be considered Confidential Information for purposes of this Agreement.  The Executive hereby waives any requirement that the Employer submit proof of the economic value of any trade secret or post a bond or other security.



                 (iii)    None of the foregoing obligations and restrictions

                 applies to any part of the Confidential Information that the

                 Executive demonstrates was or became generally available to the public other than as a result of a disclosure by the

                 Executive.











EMPLOYMENT AGREEMENT                                                    PAGE 6

                 (iv)     The Executive will not remove from the Employer's

                 premises (except to the extent such removal is for purposes of the performance of the Executive's duties at home or while traveling, or except as otherwise specifically authorized by the Employer) any document, record, notebook, plan, model,

                 component, device, or computer software or code, whether

                 embodied in a disk or in any other form (collectively, the

                 "Proprietary Items").  The Executive recognizes that, as

                 between the Employer and the Executive, all of the Proprietary

                 Items, whether or not developed by the Executive, are the

                 exclusive property of the Employer.  Upon termination of this

                 Agreement by either party, or upon the request of the Employer during the Employment Period, the Executive will return to the

                 Employer all of the Proprietary Items in the Executive's

                 possession or subject to the Executive's control, and the

                 Executive shall not retain any copies, abstracts, sketches, or other physical embodiment of any of the Proprietary Items.



         (b)     EMPLOYEE INVENTIONS. Each Employee Invention will belong

         exclusively to the Employer.  If it is determined that any such works are not works made for hire, the Executive hereby assigns to the

         Employer all of the Executive's right, title, and interest, including all rights of copyright, patent, and other intellectual property rights, to or in such Employee Inventions.  The Executive covenants that he will promptly:



                 (i)      disclose to the Employer in writing any Employee

                 Invention;



                 (ii)     assign to the Employer or to a party designated by

                 the Employer, at the Employer's request and without additional compensation, all of the Executive's right to the Employee

                 Invention for the United States and all foreign jurisdictions;



                 (iii)    execute and deliver to the Employer such

                 applications, assignments, and other documents as the Employer may request in order to apply for and obtain patents or other registrations with respect to any Employee Invention in the

                 United States and any foreign jurisdictions;



                 (iv)     sign all other papers necessary to carry out the

                 above obligations; and



                 (v)      give testimony and render any other assistance but

                 without expense to the Executive in support of the Employer's rights to any Employee Invention.



         7.3     DISPUTES OR CONTROVERSIES.  The Executive recognizes that

should a dispute or controversy arising from or relating to this Agreement be submitted for adjudication to any court, arbitration panel, or other third party, the preservation of the secrecy of Confidential Information may be jeopardized.  All pleadings, documents, testimony, and records relating to any such adjudication will be maintained in secrecy and will be available for inspection by the Employer, the Executive, and their respective attorneys and experts, who will agree, in advance and in writing, to receive and maintain all such information in secrecy, except as may be limited by them in writing.











EMPLOYMENT AGREEMENT                                                    PAGE 7

8.       NON-COMPETITION AND NON-INTERFERENCE



         8.1     ACKNOWLEDGMENTS BY THE EXECUTIVE.  The Executive acknowledges that: (a) the services to be performed by him under this Agreement are of a special, unique, unusual, extraordinary, and intellectual character; (b) the

Employer's business is national in scope and its products and services are marketed throughout the United States; (c) the Employer competes with other businesses that are or could be located in any part of the United States; (d)

FirstCity has required that the Executive make the covenants set forth in this

Section 8 as a condition to FirstCity's acquisition of the Executive's stock of

HFGI; and (e) the provisions of this Section 8 are reasonable and necessary to protect the Employer's business.



         8.2     COVENANTS OF THE EXECUTIVE.  In consideration of the

acknowledgments by the Executive, and in consideration of the compensation and benefits to be paid or provided to the Executive by the Employer, the Executive covenants that he will not, directly or indirectly:



         (a)     during the Employment Period, except in the course of his

         employment hereunder, and during the Post- Employment Period, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend the Executive's name or any similar name to, lend Executive's credit to or render services or advice to, any business whose products,

         services or activities compete in whole or in part with the products or activities of the Employer or FirstCity anywhere within the United

         States where the Employer or FirstCity conducts or markets its business, products or services; provided, however, that the Executive may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange

         Act of 1934;



         (b)     whether for the Executive's own account or for the account of any other person, at any time during the Employment Period and the

         Post-Employment Period, solicit business of the same or similar type being carried on by the Employer, from any person known by the

         Executive to be a customer of the Employer or FirstCity, whether or not the Executive had personal contact with such person during and by reason of the Executive's employment with the Employer;



         (c)     whether for the Executive's own account or the account of any other person (i) at any time during the Employment Period and the

         Post-Employment Period, solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any person who is or was an employee of the Employer at any time during the Employment

         Period or in any manner induce or attempt to induce any employee of the Employer to terminate his employment with the Employer; or (ii) at any time during the Employment Period and for three years thereafter,

         interfere with the Employer's relationship with any person, including any person who at any time during the Employment Period was an employee, contractor, supplier, or customer of the Employer; or











EMPLOYMENT AGREEMENT                                                    PAGE 8

         (d)     at any time during or after the Employment Period, disparage the Employer or any of its shareholders, directors, officers,

         employees, or agents.



         For purposes of this Section 8.2, the term "Post-Employment Period"

means the three (3) year period beginning on the date of termination of the

Executive's employment with the Employer.



         For purposes of this Section 8.2, the term "FirstCity" means FirstCity

Financial Corporation, a Delaware corporation, and/or any of its subsidiaries or affiliates.



         If any covenant in this Section 8.2 is held to be unreasonable,

arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against the

Executive.



         The period of time applicable to any covenant in this Section 8.2 will be extended by the duration of any violation by the Executive of such covenant.



         The Executive will, while the covenant under this Section 8.2 is in effect, give notice to the Employer, within ten (10) days after accepting any other employment, of the identity of the Executive's employer.  FirstCity or the Employer may notify such employer that the Executive is bound by this

Agreement and, at the Employer's election, furnish such employer with a copy of this Agreement or relevant portions thereof.



9.       GENERAL PROVISIONS



         9.1     INJUNCTIVE RELIEF AND ADDITIONAL REMEDY.  The Executive

acknowledges that the injury that would be suffered by the Employer as a result of a breach of the provisions of this Agreement (including any provision of

Sections 7 and 8) would be irreparable and that an  award of monetary damages to the Employer for such a breach would be an inadequate remedy.  Consequently,

the Employer will have the right, in addition to any other rights it may have,

to obtain injunctive relief to restrain any breach or threatened breach or otherwise to specifically enforce any provision of this Agreement, and the

Employer will not be obligated to post bond or other security in seeking such relief.  Without limiting the Employer's rights under this Section 9 or any other remedies of the Employer, if the Executive breaches any of the provisions of Section 7 or 8, the Employer will have the right to cease making any payments otherwise due to the Executive under this Agreement.



         9.2     COVENANTS OF SECTIONS 7 AND 8 ARE ESSENTIAL AND INDEPENDENT

COVENANTS.  The covenants by the Executive in Sections 7 and 8 are essential elements of this Agreement, and without the Executive's agreement to comply with such covenants, FirstCity would not have acquired the Executive's stock of

HFGI under the Merger Agreement and the Employer would not have entered into this Agreement or employed or continued the employment of the Executive.  The

Employer and the Executive have independently consulted their respective counsel and have been advised in all respects concerning the











EMPLOYMENT AGREEMENT                                                    PAGE 9
reasonableness and propriety of such covenants, with specific regard to the nature of the business conducted by the Employer.



         The Executive's covenants in Sections 7 and 8 are independent covenants and the existence of any claim by the Executive against the Employer under this Agreement or otherwise, or against FirstCity, will not excuse the

Executive's breach of any covenant in Section 7 or 8.



         If the Executive's employment hereunder expires or is terminated, this

Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of the Executive in Sections 7 and 8.



         9.3     REPRESENTATIONS AND WARRANTIES BY THE EXECUTIVE.  The

Executive represents and warrants to the Employer that the execution and delivery by the Executive of this Agreement does not, and the performance by the Executive of the Executive's obligations hereunder will not, with or without the giving of notice or the passage of time, or both: (a) violate any judgment, writ, injunction, or order of any court, arbitrator, or governmental agency applicable to the Executive; or (b) conflict with, result in the breach of any provisions of or the termination of, or constitute a default under, any agreement to which the Executive is a party or by which the Executive is or may be bound.



         9.4     OBLIGATIONS CONTINGENT ON PERFORMANCE.  The obligations of the

Employer hereunder, including its obligation to pay the compensation provided for herein, are contingent upon the Executive's performance of the Executive's obligations hereunder.



         9.5     WAIVER.  The rights and remedies of the parties to this

Agreement are cumulative and not alternative.  Neither the failure nor any delay by either party in exercising any right, power, or privilege under this

Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable law, (a) no claim or right arising out of this

Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party;

(b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.



         9.6     BINDING EFFECT; DELEGATION OF DUTIES PROHIBITED.  This

Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs, and legal representatives, including any entity with which the Employer may merge or consolidate or to which all or substantially all of its assets may be transferred. The duties and covenants of the Executive under this Agreement,

being personal, may not be delegated.



         9.7     NOTICES.  All notices, consents, waivers, and other

communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by











EMPLOYMENT AGREEMENT                                                    PAGE 10
hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below

(or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):



         If to Employer:          Harbor Financial Mortgage Corporation

                                  340 North Sam Houston Parkway East, Suite 100

                                  Houston, Texas  77060

                                  Attention:

                                            -----------------------

                                  Facsimile No.:  713-448-4098



         With a copy to:          FirstCity Financial Corporation

                                  P.O. Box 8216

                                  Waco, Texas  76714-8216

                                  Attention:  Matt Landry, Jr.

                                  Facsimile No.:  817-751-1208



         If to the Executive:     Richard J. Gillen



                                  ---------------------------------



                                  ---------------------------------



         9.8     ENTIRE AGREEMENT; AMENDMENTS.  This Agreement, the Merger

Agreement, and the documents executed in connection with the Merger Agreement,

contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof.

This Agreement may not be amended orally, but only by an agreement in writing signed by the parties hereto.



         9.9     GOVERNING LAW.  This Agreement will be governed by the laws of the State of Texas without regard to conflicts of laws principles.



         9.10    SECTION HEADINGS, CONSTRUCTION.  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to "Section" or "Sections"

refer to the corresponding Section or Sections of this Agreement unless otherwise specified.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.



         9.11    SEVERABILITY.  If any provision of this Agreement is held

invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.



         9.12    COUNTERPARTS.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this

Agreement and all of











EMPLOYMENT AGREEMENT                                                    PAGE 11
which, when taken together, will be deemed to constitute one and the same agreement.



         IN WITNESS WHEREOF, the parties have executed and delivered this

Agreement as of the date above first written above.



                                      EMPLOYER:



                                      HARBOR FINANCIAL MORTGAGE CORPORATION





                                      By:    /s/ RONALD E. HAMES

                                             --------------------------------

                                      Name:  Ronald E. Hames

                                             --------------------------------

                                      Title: Sr. Vice President

                                             --------------------------------





                                      EXECUTIVE:



                                      /s/ RICHARD J. GILLEN

                                      --------------------------------------

                                      RICHARD J. GILLEN











EMPLOYMENT AGREEMENT                                                    PAGE 12

                                                                   EXHIBIT 10.10



                              EMPLOYMENT AGREEMENT





         This Employment Agreement (this "Agreement") is made as of SEPTEMBER

8, 1997, by and between FIRSTCITY FUNDING CORPORATION, a Texas corporation (the

"Employer"), and THOMAS R. BROWER, an individual (the "Executive").  The parties, intending to be legally bound, agree as follows:



1.       DEFINITIONS



         For the purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.



         "AGREEMENT" means this Employment Agreement, as amended from time to time.



         "BASIC COMPENSATION" means Salary and Benefits.



         "BENEFITS" has the meaning as defined in Section 3.1(b).



         "BOARD OF DIRECTORS" means the board of directors of the Employer.



         "CONFIDENTIAL INFORMATION" means any and all of the following, but only to the extent such information or documents were created, learned and/or obtained during the Employment Period (defined below):  (a) trade secrets concerning the business and affairs of the Employer; (b) information concerning the business and affairs of the Employer (which includes historical financial statements, financial projections and budgets, historical and projected sales,

capital spending budgets and plans, the names and backgrounds of key personnel,

personnel training and techniques and materials) however documented; and (c)

notes, analysis, compilations, studies, summaries, and other material prepared by or for the Employer containing or based, in whole or in part, on any information included in the foregoing.



         "DISABILITY" has the meaning as defined in Section 6.2.



         "EFFECTIVE DATE" means the date stated in the first paragraph of the

Agreement.



         "EMPLOYEE INVENTION" means any invention, technique, modification,

process, or improvement (whether patentable or not) and any work of authorship

(whether or not copyright protection may be obtained for it) created,

conceived, or developed by the Executive, either solely or in conjunction with others, during the Employment Period, or a period that includes a portion of the Employment Period, that relates in any way to, the business then being conducted by the Employer.



         "EMPLOYMENT PERIOD" means the term of the Executive's employment under this Agreement.



         "FIRSTCITY" means FirstCity Financial Corporation, a Delaware corporation.











EMPLOYMENT AGREEMENT                                                      PAGE 1

         "FISCAL YEAR" means the Employer's fiscal year, as it exists on the

Effective Date or as changed from time to time.



         "FOR CAUSE" has the meaning as defined in Section 6.3.



         "FOR GOOD REASON" has the meaning as defined in Section 6.4.



         "INCENTIVE BONUS" has the meaning as defined in Section 3.2.



         "OPERATING AGREEMENT" means the Operating Agreement of even date herewith between the Employer and FirstCity.



         "PERSON" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or governmental body.



         "POST-EMPLOYMENT PERIOD" has the meaning as defined in Section 8.2.



         "PROPRIETARY ITEMS" has the meaning as defined in Section 7.2(a)(iv).



         "SALARY" has the meaning as defined in Section 3.1(a).



         "SHAREHOLDER AGREEMENT" means the Shareholder Agreement of even date herewith among FirstCity, Thomas R.  Brower, Scot A. Foith, Thomas G. Dundon,

R. Tyler Whann, Bradley C. Reeves, Stephen H. Trent and Blake P. Bozman, as

amended from time to time.



2.       EMPLOYMENT TERMS AND DUTIES



         2.1     EMPLOYMENT.  The Employer hereby employs the Executive, and the Executive hereby accepts employment by the Employer, upon the terms and conditions set forth in this Agreement.



         2.2     TERM.  Subject to the provisions of Section 6, the term of the

Executive's employment under this Agreement will be five (5) years, beginning on the Effective Date and ending on the fifth (5th) anniversary of the

Effective Date.



         2.3     DUTIES.  The Executive will have such duties as are assigned or delegated to the Executive by the Board of Directors, and will initially serve as President of the Employer.  The Executive will devote his entire business time, attention, skill, and energy exclusively to the business of the

Employer, will use his best efforts to promote the success of the Employer's business, and will cooperate fully with the Board of Directors in the advancement of the  best interests of the Employer.  Nothing in this Section

2.3, however, will prevent the Executive from engaging in additional activities in connection with personal investments and community affairs that are not inconsistent with the Executive's duties under this Agreement.











EMPLOYMENT AGREEMENT                                                      PAGE 2

3.       COMPENSATION



         3.1     BASIC COMPENSATION.



         (a)      SALARY.  The Executive will be paid an annual salary of

         $144,000.00, subject to adjustment as provided below (the "Salary"),

         which will be payable in equal periodic installments according to the

         Employer's customary payroll practices, but no less frequently than monthly.  The Salary will be reviewed by the Board of Directors not less frequently than annually, and may be adjusted upward in the sole discretion of the Board of Directors.



         (b)     BENEFITS.  The Executive will, during the Employment Period,

         be permitted to participate in such pension, profit sharing, bonus,

         stock option, life insurance, hospitalization, major medical, and other employee benefit plans of the Employer that may be in effect from time to time, to the extent the Executive is eligible under the terms of those plans (collectively, the "Benefits").



         3.2     INCENTIVE BONUS.  As additional compensation (the "Incentive

Bonus") for the services to be rendered by the Executive pursuant to this

Agreement, the Employer will pay to the Executive and to Senior Management with respect to each Fiscal Year during the Employment Period, commencing with the

Fiscal Year ending December 31, 1997, an incentive bonus based on the profits of the Employer.  The amount of the Incentive Bonus and the terms and conditions of payment of the Incentive Bonus will be determined in accordance with the Bonus Calculation attached hereto as Exhibit A.  The Executive and the

Senior Management cumulatively shall be entitled to receive the entirety of the

Bonus Pool pursuant to the terms of the Bonus Calculation.  A reasonable allocation of the Bonus Pool between the Executive and the Senior Management shall be determined by the majority decision of the Executive, Scot A. Foith and one member of Employer's Senior Management (the "Bonus Committee").  The

Bonus Committee shall submit the allocation to the Board of Directors for review.  The Executive and the Senior Management shall have the option, in a manner similar to that provided in FirstCity's Incentive Bonus Plan, to take all or any portion of their portion of the Bonus Pool, including the deferred portion thereof, in cash or in registered and readily marketable stock of

FirstCity at a price per share determined in accordance with FirstCity's

Incentive Bonus Plan.  For purposes hereof, Senior Management is defined to be,

in addition to Executive, Scot A. Foith, Thomas G. Dundon, R. Tyler Whann,

Bradley C. Reeves, Stephen H. Trent and Blake P. Bozman; provided, however,

that the Bonus Committee may modify the term Senior Management by adding or removing persons to be included in Senior Management.



4.       FACILITIES AND EXPENSES



         4.1     GENERAL.  The Employer will furnish the Executive office

space, equipment, supplies, and such other facilities and personnel as the

Employer deems necessary or appropriate for the performance of the Executive's duties under this Agreement.  The Employer will pay on behalf of the Executive

(or reimburse the Executive for) reasonable expenses incurred by the Executive at the request of, or on behalf of, the Employer in the performance of the

Executive's duties pursuant to this Agreement, and in accordance with the

Employer's employment policies, including reasonable expenses incurred by the

Executive in attending conventions, seminars, and other business meetings, in appropriate business entertainment activities, and for promotional expenses.

The Executive must file expense reports with respect to such expenses in accordance with the Employer's policies.











EMPLOYMENT AGREEMENT                                                      PAGE 3

5.       VACATIONS AND HOLIDAYS



         The Executive will be entitled to paid vacation each Fiscal Year in accordance with the vacation policies of the Employer in effect for its executive officers from time to time.  The Executive will also be entitled to the paid holidays and other paid leave set forth in the Employer's policies.



6.       TERMINATION



         6.1     EVENTS OF TERMINATION.  The Employment Period, the Executive's

Basic Compensation and Incentive Bonus, and any and all other rights of the

Executive under this Agreement or otherwise as an employee of the Employer will terminate (except as otherwise provided in this Section 6):



         (a)     upon the death of the Executive;



         (b)     upon the disability of the Executive (as defined in Section

         6.2) immediately upon notice from either party to the other;



         (c)     for cause (as defined in Section 6.3), immediately upon notice from the Employer to the Executive, or at such later time as such notice may specify; or



         (d)     for good reason (as defined in Section 6.4) upon not less than thirty days' prior notice from the Executive to the Employer.  In the event Executive exercises his right to terminate the Agreement under this subparagraph, all rights of the Employer under this Agreement,

         including those set forth in paragraphs 7 and 8 and all subparagraphs thereof, will terminate and will not be enforceable against Executive.



         6.2     DEFINITION OF "DISABILITY".  For purposes of Section 6.1, the

Executive will be deemed to have a "disability" if, for physical or mental reasons, the Executive is unable to perform the Executive's duties under this

Agreement for 120 consecutive days, or 180 days during any twelve (12) month period, as determined in accordance with this Section 6.2.  The disability of the Executive will be determined by a medical doctor selected by written agreement of the Employer and the Executive upon the request of either party by notice to the other.  If the Employer and the Executive cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor who will determine whether the Executive has a disability.  The determination of the medical doctor selected under this Section 6.2 will be binding on both parties.  The

Executive must submit to a reasonable number of examinations by the medical doctor making the determination of disability under this Section 6.2, and the

Executive hereby authorizes the disclosure and release to the Employer of such determination and all supporting medical records.  If the Executive is not legally competent, the Executive's legal guardian or duly authorized attorney-in-fact will act in the Executive's stead, under this Section 6.2, for the purposes of submitting the Executive to the examinations, and providing the authorization of disclosure, required under this Section 6.2.











EMPLOYMENT AGREEMENT                                                      PAGE 4

         6.3     DEFINITION OF "FOR CAUSE".  For purposes of Section 6.1, the phrase "for cause" means: (a) the Executive's material breach of this Agreement or the Shareholder Agreement; (b) the Executive's failure to adhere to any written Employer policy if the Executive has been given a reasonable opportunity to comply with such policy or cure his failure to comply (which reasonable opportunity must be granted during the ten-day period preceding termination of this Agreement); (c) the Executive's appropriation (or attempted appropriation) of a material business opportunity of the Employer, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Employer; (d) the Executive's misappropriation (or attempted misappropriation) of any of the Employer's funds or property; (e) the Executive's conviction of, the indictment for (or its procedural equivalent), or the entering of a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment; or (f) the Executive's failure to own and control at least 25,000 shares of the common stock, par value $0.01 per share, of the Employer.



         6.4     DEFINITION OF "FOR GOOD REASON".  For purposes of Section 6.1,

the phrase "for good reason" means any of the following: (a) the Employer's material breach of this Agreement; or (b) the assignment of the Executive without his consent to a position, responsibilities, or duties of a materially lesser status or degree of responsibility than his position, responsibilities,

or duties at the Effective Date.



         6.5     TERMINATION PAY.  Effective upon the termination of this

Agreement, the Employer will be obligated to pay the Executive (or, in the event of his death, his designated beneficiary as defined below) only such compensation as is provided in this Section 6.5, and in lieu of all other amounts and in settlement and complete release of all claims the Executive may have against the Employer.  For purposes of this Section 6.5, the Executive's designated beneficiary will be such individual beneficiary or trust, located at such address, as the Executive may designate by notice to the Employer from time to time or, if the Executive fails to give notice to the Employer of such a beneficiary, the Executive's estate.  Notwithstanding the preceding sentence,

the Employer will have no duty, in any circumstances, to attempt to open an estate on behalf of the Executive, to determine whether any beneficiary designated by the Executive is alive or to ascertain the address of any such beneficiary, to determine the existence of any trust, to determine whether any person or entity purporting to act as the Executive's personal representative

(or the trustee of a trust established by the Executive) is duly authorized to act in that capacity, or to locate or attempt to locate any beneficiary,

personal representative, or trustee.  Executive's rights under the Shareholder

Agreement and his ownership of shares in the Employer, will not be affected by the termination of this Agreement.



         (a)     SALARY.  Upon the termination of this Agreement, the Executive will be entitled to receive his Salary only through the date such termination is effective.



         (b)     BENEFITS.  The Executive's accrual of, or participation in plans providing for, the Benefits will cease at the effective date of the termination of this Agreement, and the Executive will be entitled to accrued Benefits pursuant to such plans only as provided in such plans.











EMPLOYMENT AGREEMENT                                                      PAGE 5

7.       NON-DISCLOSURE COVENANT; EMPLOYEE INVENTIONS



         7.1     ACKNOWLEDGMENTS BY THE EXECUTIVE.  The Executive acknowledges that (a) during the Employment Period and as a part of his employment, the

Executive will be afforded access to Confidential Information; (b) public disclosure of such Confidential Information could have an adverse effect on the

Employer and its business; (c) because the Executive possesses substantial technical expertise and skill with respect to the Employer's business, the

Employer desires to obtain exclusive ownership of each Employee Invention, and the Employer will be at a substantial competitive disadvantage if it fails to acquire exclusive ownership of each Employee Invention; (d) FirstCity and the

Employer have required that the Executive make the covenants in this Section 7 as a condition to entering into the Operating Agreement; and (e) the provisions of this Section 7 are reasonable and necessary to prevent the improper use or disclosure of Confidential Information and to provide the Employer with exclusive ownership of all Employee Inventions.



         7.2     AGREEMENTS OF THE EXECUTIVE.  In consideration of the

compensation and benefits to be paid or provided to the Executive by the

Employer under this Agreement, the Executive covenants as follows:



         (a)     CONFIDENTIALITY.



                 (i)      During the Employment Period and the Post-Employment

                 Period (as defined below), the Executive will hold in

                 confidence the Confidential Information and will not disclose it to any person except with the specific prior written

                 consent of the Employer or except as otherwise expressly

                 permitted by the terms of this Agreement.



                 (ii)     Any trade secrets of the Employer will be entitled to

                 all of the protections and benefits under applicable law.  If any information that the Employer deems to be a trade secret is found by a court of competent jurisdiction not to be a

                 trade secret for purposes of this Agreement, such information will, nevertheless, be considered Confidential Information for purposes of this Agreement.



                 (iii)    None of the foregoing obligations and restrictions

                 applies to any part of the Confidential Information that the

                 Executive demonstrates was or became generally available to the public other than as a result of a disclosure by the

                 Executive.



                 (iv)     The Executive will not remove from the Employer's

                 premises (except to the extent such removal is for purposes of the performance of the Executive's duties at home or while traveling, or except as otherwise specifically authorized by the Employer) any document, record, notebook, plan, model,

                 component, device, or computer software or code owned by the

                 Employer, whether embodied in a disk or in any other form

                 (collectively, the "Proprietary Items").  The Executive

                 recognizes that, as between the Employer and the Executive,

                 all of the Proprietary Items, whether or not developed by the

                 Executive, are the exclusive property of the Employer.  Upon termination of this Agreement by either party, or upon the request of the Employer during the Employment Period, the

                 Executive will return to the Employer all of the Proprietary

                 Items in the Executive's possession or subject to the











EMPLOYMENT AGREEMENT                                                      PAGE 6

                 Executive's control, and the Executive shall not retain any copies, abstracts, sketches, or other physical embodiment of any of the Proprietary Items.



         (b)     EMPLOYEE INVENTIONS. Each Employee Invention will belong

         exclusively to the Employer.  If it is determined that any such works are not works made for hire, the Executive hereby assigns to the

         Employer all of the Executive's right, title, and interest, including all rights of copyright, patent, and other intellectual property rights, to or in such Employee Inventions.  The Executive covenants that he will promptly:



                 (i)      disclose to the Employer in writing any Employee

                 Invention;



                 (ii)     assign to the Employer or to a party designated by

                 the Employer, at the Employer's request and without additional compensation, all of the Executive's right to the Employee

                 Invention for the United States and all foreign jurisdictions;



                 (iii)    execute and deliver to the Employer such

                 applications, assignments, and other documents as the Employer may request in order to apply for and obtain patents or other registrations with respect to any Employee Invention in the

                 United States and any foreign jurisdictions;



                 (iv)     sign all other papers necessary to carry out the

                 above obligations; and



                 (v)      give testimony and render any other assistance but

                 without expense to the Executive in support of the Employer's rights to any Employee Invention.



         (c)     PUBLISHING RIGHTS.  Notwithstanding any obligations or

         agreements of Executive set forth herein, including, without limitation, those set forth in Paragraphs 7 and 8 herein, Executive shall have the right to write and publish one or more books regarding sales, management, motivation, and/or leadership, applicable to the general public and not industry specific, and such works and any proceeds therefrom shall be the property of the Executive.  Executive shall also have the right to any audio and video productions regarding sales, management, motivation, and/or leadership, applicable to the general public and not industry specific, and such works and any proceeds therefrom shall be the property of the Executive.



         7.3     DISPUTES OR CONTROVERSIES.  The Executive recognizes that

should a dispute or controversy arising from or relating to this Agreement be submitted for adjudication to any court, arbitration panel, or other third party, the preservation of the secrecy of Confidential Information may be jeopardized.  In the event any arbitration or court proceeding is instigated relating to this Agreement, the parties to this Agreement agree to make good faith efforts to preserve the secrecy of any Confidential Information.



8.       NON-COMPETITION AND NON-INTERFERENCE



         8.1     ACKNOWLEDGMENTS BY THE EXECUTIVE.  The Executive acknowledges that: (a) the services to be performed by him under this Agreement are of a special, unique, unusual, extraordinary, and intellectual character; (b) the

Employer's business may be, in











EMPLOYMENT AGREEMENT                                                      PAGE 7
the future, national in scope and its products may be, in the future, marketed throughout the United States; (c) the Employer competes with other businesses that are or could be located in any part of the United States; (d) FirstCity and the Employer have required that the Executive make the covenants set forth in this Section 8 as a condition to entering into the Operating Agreement; and

(e) the provisions of this Section 8 are reasonable and necessary to protect the Employer's business.



         8.2     COVENANTS OF THE EXECUTIVE.  In consideration of the

acknowledgments by the Executive, and in consideration of the compensation and benefits to be paid or provided to the Executive by the Employer, the Executive covenants that he will not, directly or indirectly:



         (a)     during the Employment Period, except in the course of his

         employment hereunder, and during the Post- Employment Period, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend the Executive's name or any similar name to, lend Executive's credit to or render services or advice to, any business whose products or activities compete in whole or in part with the products or activities of the Employer anywhere within the United States where the Employer conducts or markets its business or products; provided, however, that the Executive may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise)

         if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities

         Exchange Act of 1934;



         (b)     whether for the Executive's own account or for the account of any other person, at any time during the Employment Period and the

         Post-Employment Period, solicit business of the same or similar type being carried on by the Employer, from any person known by the

         Executive to be a customer of the Employer, whether or not the

         Executive had personal contact with such person during and by reason of the Executive's employment with the Employer;



         (c)     whether for the Executive's own account or the account of any other person (i) at any time during the Employment Period and the

         Post-Employment Period, solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any person who is or was an employee of the Employer at any time during the Employment

         Period or in any manner induce or attempt to induce any employee of the Employer to terminate his employment with the Employer; or (ii) at any time during the Employment Period and for three years thereafter,

         interfere with the Employer's relationship with any person, including any person who at any time during the Employment Period was an employee, contractor, supplier, or customer of the Employer; or



         (d)     at any time during or after the Employment Period, disparage the Employer or any of its shareholders, directors, officers,

         employees, or agents.



         For purposes of this Section 8.2, the term "Post-Employment Period"

means the two (2) year period beginning on the date of termination of the

Executive's employment with the Employer.











EMPLOYMENT AGREEMENT                                                      PAGE 8

         If any covenant in this Section 8.2 is held to be unreasonable,

arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against the

Executive.



         The period of time applicable to any covenant in this Section 8.2 will be extended by the duration of any violation by the Executive of such covenant.



         The Executive will, while the covenant under this Section 8.2 is in effect, give notice to the Employer, within ten (10) days after accepting any other employment, of the identity of the Executive's employer.  The Buyer or the Employer may notify such employer that the Executive is bound by this

Agreement and, at the Employer's election, furnish such employer with a copy of this Agreement or relevant portions thereof.



9.       GENERAL PROVISIONS



         9.1     INJUNCTIVE RELIEF AND ADDITIONAL REMEDY.  The Executive

acknowledges that the injury that would be suffered by the Employer as a result of a breach of the provisions of this Agreement (including any provision of

Sections 7 and 8) would be irreparable and that an  award of monetary damages to the Employer for such a breach would be an inadequate remedy.  Consequently,

the Employer will have the right, in addition to any other rights it may have,

to obtain injunctive relief to restrain any breach or threatened breach or otherwise to specifically enforce any provision of this Agreement, and the

Employer will not be obligated to post bond or other security in seeking such relief.  Without limiting the Employer's rights under this Section 9 or any other remedies of the Employer, if the Executive breaches any of the provisions of Section 7 or 8, the Employer will have the right to cease making any payments otherwise due to the Executive under this Agreement.



         9.2     COVENANTS OF SECTIONS 7 AND 8 ARE ESSENTIAL AND INDEPENDENT

COVENANTS.  The covenants by the Executive in Sections 7 and 8 are essential elements of this Agreement, and without the Executive's agreement to comply with such covenants, the Employer would not have entered into this Agreement or employed or continued the employment of the Executive.  The Employer and the

Executive have independently consulted their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants, with specific regard to the nature of the business conducted by the

Employer.



         The Executive's covenants in Sections 7 and 8 are independent covenants and the existence of any claim by the Executive against the Employer under this Agreement or otherwise, or against the Buyer, will not excuse the

Executive's breach of any covenant in Section 7 or 8 unless the Agreement is terminated pursuant to paragraph 6.1(d) hereof.



         If the Executive's employment hereunder expires or is terminated, this

Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of the Executive in Sections 7 and 8 unless the Agreement is terminated pursuant to paragraph 6.1(d) hereof.











EMPLOYMENT AGREEMENT                                                      PAGE 9

         9.3     REPRESENTATIONS AND WARRANTIES BY THE EXECUTIVE.  The

Executive represents and warrants to the Employer that the execution and delivery by the Executive of this Agreement do not, and the performance by the

Executive of the Executive's obligations hereunder will not, with or without the giving of notice or the passage of time, or both: (a) violate any judgment,

writ, injunction, or order of any court, arbitrator, or governmental agency applicable to the Executive; or (b) conflict with, result in the breach of any provisions of or the termination of, or constitute a default under, any agreement to which the Executive is a party or by which the Executive is or may be bound.



         9.4     OBLIGATIONS CONTINGENT ON PERFORMANCE.  The obligations of the

Employer hereunder, including its obligation to pay the compensation provided for herein, are contingent upon the Executive's performance of the Executive's obligations hereunder.



         9.5     WAIVER.  The rights and remedies of the parties to this

Agreement are cumulative and not alternative.  Neither the failure nor any delay by either party in exercising any right, power, or privilege under this

Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable law, (a) no claim or right arising out of this

Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party;

(b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.



         9.6     BINDING EFFECT; DELEGATION OF DUTIES PROHIBITED.  This

Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs, and legal representatives, including any entity with which the Employer may merge or consolidate or to which all or substantially all of its assets may be transferred. The duties and covenants of the Executive under this Agreement,

being personal, may not be delegated.



         9.7     NOTICES.  All notices, consents, waivers, and other

communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt),

provided that a copy is mailed by registered mail, return receipt requested, or

(c) when received by the addressee, if sent by a nation-ally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):



         If to Employer:          FirstCity Funding Corporation

                                  7929 Brookriver Drive, Suite 170

                                  Dallas, Texas  75247

                                  Attention:  Board of Directors

                                  Facsimile:  214-688-0686











EMPLOYMENT AGREEMENT                                                     PAGE 10

         With a copy to:          FirstCity Financial Corporation

                                  P.O. Box 8216

                                  Waco, Texas  76714-8216

                                  Attention:  Rick R. Hagelstein

                                  Facsimile No.:  254-751-1208



         If to the Executive:     Thomas R. Brower

                                  7929 Brookriver Drive, Suite 170

                                  Dallas, Texas  75247



         9.8     ENTIRE AGREEMENT; AMENDMENTS.  This Agreement, the Merger

Agreement, and the documents executed in connection with the Merger Agreement,

contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof.

This Agreement may not be amended orally, but only by an agreement in writing signed by the parties hereto.



         9.9     GOVERNING LAW.  This Agreement will be governed by the laws of the State of Texas without regard to conflicts of laws principles.



         9.10    SECTION HEADINGS, CONSTRUCTION.  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to "Section" or "Sections"

refer to the corresponding Section or Sections of this Agreement unless otherwise specified.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.



         9.11    SEVERABILITY.  If any provision of this Agreement is held

invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.



         9.12    COUNTERPARTS.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this

Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.





                    [END OF PAGE - SIGNATURE PAGE TO FOLLOW]











EMPLOYMENT AGREEMENT                                                     PAGE 11

         IN WITNESS WHEREOF, the parties have executed and delivered this

Agreement as of the date above first written above.



                                     EMPLOYER:



                                     FIRSTCITY FUNDING CORPORATION





                                     By: /s/ SCOT A. FOITH

                                         -------------------------------

                                        Scot A. Foith, Executive Vice

                                        President





                                     EXECUTIVE:



                                     /s/ THOMAS R. BROWER

                                     -----------------------------------

                                     Thomas R. Brower











EMPLOYMENT AGREEMENT                                                     PAGE 12

                                   EXHIBIT A



                    BONUS CALCULATION FOR SENIOR MANAGEMENT







ANNUAL BONUS DOLLAR THRESHOLD will be determined by multiplying the sum of (the month end average total equity, the daily average balance of the Capital Note,

and the month end average balance of any bonus accruals, such sum referred to as "Equity") by the Target Return.



BONUS POOL:  50% x the sum of (net income before taxes plus interest on the

Capital Note plus year to date bonus accrual minus the Annual Bonus Dollar

Threshold).



CURRENT BONUS (which will be paid in March of the following year) will be 50%

of the Bonus Pool.



ONE-YEAR DEFERRED BONUS (which will be paid in March of the year following when the Current Bonus is paid) will be 25% of the Bonus Pool, subject to achieving

Bonus Threshold for corresponding current year.



TWO-YEAR DEFERRED BONUS (which will be paid in March of the 2nd year following when the Current Bonus is paid) will be 25% of the Bonus Pool, subject to achieving Bonus Threshold for corresponding current year.



TARGET RETURN:



                          Bonus Threshold Percentages





               Leverage Ratio                    Target Return


               0.00 - 5.0                                25.00%

               5.01 - 5.49                               26.25%

               5.50 - 5.99                               27.50%

               6.00 - 6.49                               28.75%

               6.50 - 6.99                               30.00%

               7.00 - 7.49                               31.25%

               7.50 - 7.99                               32.50%

               8.00 - 8.49                               33.75%

               8.50 - 8.99                               35.00%

               9.00 - 9.49                               36.25%

               9.50 - 10.00                              37.50%












EXHIBIT A TO EMPLOYMENT AGREEMENT                                         PAGE i

                                                                EXHIBIT 10.11





                             SHAREHOLDER AGREEMENT





         THIS SHAREHOLDER AGREEMENT ("Agreement") is made and entered into as of SEPTEMBER 8, 1997, by and among FIRSTCITY FUNDING CORPORATION, a Delaware corporation (the "Corporation"), and FIRSTCITY CONSUMER LENDING CORPORATION, a

Delaware corporation ("FirstCity"), THOMAS R. BROWER, SCOT A. FOITH, THOMAS G.

DUNDON, R. TYLER WHANN, BRADLEY C.  REEVES, STEPHEN H. TRENT, and BLAKE P.

BOZMAN (each of the foregoing shareholders being referred to individually as a

"Shareholder" and collectively as the "Shareholders") with respect to all of the now or hereafter issued and outstanding shares of common or preferred stock or other issued and outstanding securities of the Corporation (including options, warrants and convertible instruments), presently or hereafter owned by each of the Shareholders (the "Stock").  Any reference to Stock owned by a

Shareholder shall mean all of the Stock registered in that Shareholder's name and including, but not limited to, any community property interest of the

Shareholder's spouse in such Stock.



         WHEREAS, the Shareholders are presently the holders of record of all of the issued and outstanding shares of the Stock of the Corporation; and



         WHEREAS, the Shareholders believe that it would be in the best interest of the Shareholders and the Corporation to place certain restrictions upon the right of any Owner of Stock to transfer any Stock owned by such Owner;

and



         WHEREAS, the directors of the Corporation, having considered the provisions of this Agreement, have resolved that in their opinions the restrictions upon the transfer of the Stock of the Corporation and the provisions for the purchase of the Stock, all as hereinafter set forth, are in the best interest of the Corporation.



         NOW, THEREFORE, the parties hereto hereby agree as follows:



                                   ARTICLE I

                                  DEFINITIONS



         SECTION 1.01.    DEFINITIONS OF CERTAIN AGREEMENT TERMS.  For purposes

of this Agreement, the terms hereinafter set forth shall have the following definitions unless otherwise specifically stated.



         "BUSINESS DAYS" shall mean days that are not Saturdays, Sundays, or legal holidays in the United States or the State of Texas.



         "MINORITY SHAREHOLDERS" shall mean all Shareholders other than

FirstCity.



         "OWNED" shall mean Stock referred to as being "owned" by any persons shall include all Stock owned (whether acquired before or after this date) as the separate property of such person, all Stock owned as the community property of such person and his or her spouse that is registered in the name of such person, all Stock acquired by gift, partition or other transfer of community property Stock, and any shares into which any such Stock, or any portion thereof, may be converted.  A person who owns Stock is sometimes referred to as an "Owner."  While a spouse of a









FIRSTCITY FUNDING CORPORATION

SHAREHOLDER AGREEMENT                                                     PAGE 1

Shareholder may own an interest in Stock that is deemed to be "owned" by such

Shareholder under this definition, the term "Shareholder" as used in this

Agreement does not apply to the spouse of any such named party to this

Agreement unless such spouse also owns Stock.



         "SHAREHOLDER" shall include all of the persons who own Stock in the

Corporation who are parties to this Agreement, and any persons who subsequently shall become parties to this Agreement.



         "STOCK" shall have the meaning set forth in the introductory paragraph of this Agreement.



         "TRANSFER" shall have the meaning set forth in Section 2.01 of this

Agreement.



                                   ARTICLE II

             RESTRICTIONS AGAINST TRANSFER BY MINORITY SHAREHOLDERS



         SECTION 2.01.    TRANSFER OF STOCK RESTRICTED BY MINORITY

SHAREHOLDERS.  Each of the Minority Shareholders agrees that he or she will not in any way Transfer (as defined herein) any of his or her Stock, or any right or interest therein, without the prior written consent of the Corporation and the other Shareholders, except for a Transfer that meets the requirements of this Agreement.  "Transfer" shall, herein, mean the sale, exchange, assignment,

pledge, gift, hypothecation, transfer or other disposition (whether voluntary or involuntary) by a Minority Shareholder of his or her Stock, either directly or indirectly, to any third party or any offer or attempt to accomplish any of the foregoing.  Any purported Transfer in violation of any provisions of this

Agreement will be void and will not operate to transfer any right, title, or interest in the Stock to the purported Transferee.



                                  ARTICLE III

                              PUT AND CALL OPTIONS



         SECTION 3.01.  PUT OPTION OF MINORITY SHAREHOLDERS.  At any time during the period commencing with the fifth (5th) and ending on the seventh

(7th) anniversary of the date of this Agreement (the "Put Period"), the

Minority Shareholders as a group shall the right to put (the "Put") 100% of their Stock to FirstCity for a price per share to be mutually agreed upon (the

"Purchase Price").  The Put shall be in writing and the date the Put is made shall be referred to in this Section as the "Put Date."  The Purchase Price may be payable in cash, or at FirstCity's option, may be payable in whole or in part in shares of FirstCity's common stock valued at the then fair market value of such stock.  FirstCity shall make a decision whether or not to purchase the

Minority Shareholders Stock within 60 days of the Put Date.  In the event

FirstCity does not elect to purchase the Minority Shareholders Stock, the

Minority Shareholders shall have the right at any time during the period commencing 61 days and ending 120 days after the Put Date to either purchase

FirstCity's Stock for cash at the same price per share as set forth in the Put or to sell their Stock to a third party who is reasonably acceptable to

FirstCity.  The Minority Shareholders may only make one Put during the Put

Period.











FIRSTCITY FUNDING CORPORATION

SHAREHOLDER AGREEMENT                                                     PAGE 2

         SECTION 3.02.  CALL OPTION OF FIRSTCITY.  At any time after the seventh (7th) anniversary of the date of this Agreement (the "Call Period"),

FirstCity shall the right to call (the "Call") 100% of the Stock Owned by the

Minority Shareholders for a price per share to be mutually agreed upon (the

"Call Price").  The Call shall be in writing and the date the Call is made shall be referred to in this Section as the "Call Date."  The Call Price may be payable in cash, or at FirstCity's option, may be payable in whole or in part in Shares of FirstCity Common Stock valued at the then fair market value of such stock.  The Minority Shareholders must within 90 days of the Call Date either sell their Stock to FirstCity on the terms set forth in the Call or obtain a cash offer (the "Market Price") from a third party reasonably acceptable to FirstCity to purchase their Stock.  If the Minority Shareholders obtain a cash offer from a third party to purchase their Stock, then FirstCity may within 120 days of the Call Date purchase the Minority Shareholders Stock for the Market Price.  If FirstCity does not elect to purchase the Minority

Shareholders Stock for the Market Price, then the Minority Shareholders must within 150 days of the Call Date either sell their Stock to the third party for the Market Price or sell their Stock to FirstCity for the Call Price.



                                   ARTICLE IV

                            RIGHT TO ELECT DIRECTOR



         SECTION 4.01.    RIGHT TO ELECT DIRECTOR.  At any meeting of the

shareholders of the Corporation at which directors are elected to the

Corporation's Board of Directors, the Minority Shareholders shall have the right, voting separately as a class, to elect one director to the Board of

Directors.  Such election by the Minority Shareholders shall be effected by the vote of a majority of the Minority Shareholders.  FirstCity and the Minority

Shareholders agree to include this right in the Corporation's Bylaws which right may not be removed from said Bylaws without the consent of the Minority

Shareholders.



                                   ARTICLE V

                                    NOTICES



         SECTION 5.01.    NOTICE PROCEDURE.  All notices required to be given

hereunder will be deemed to be duly given on the date of delivery if delivered in person or three (3) Business Days after the date of mailing if mailed by registered or certified mail, postage prepaid, return receipt requested, to the

Secretary of the Corporation at the Corporation's principal office and to the

Shareholders at the addresses indicated on the signature page of this

Agreement.  The address of any Shareholder may be changed only by giving written notice of such change of address to all of the other parties hereto in the manner provided herein for giving notices.



                                   ARTICLE VI

                                  STOCK LEGEND



         SECTION 6.01.    LEGEND REQUIRED BY THIS AGREEMENT.  The Corporation

and each Shareholder hereby agrees that all certificates representing shares of

Stock of the Corporation that at any time are subject to the provisions of this

Agreement will have endorsed upon them, in addition to any legend required by the Corporation's Bylaws, in boldface type a legend in substantially the following form:



                 THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE

         SUBJECT TO A SHAREHOLDERS' AGREEMENT ("AGREEMENT"),











FIRSTCITY FUNDING CORPORATION

SHAREHOLDER AGREEMENT                                                     PAGE 3

         DATED SEPTEMBER 8, 1997, AMONG THE SHAREHOLDERS WHICH INCLUDES A

         VOTING AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE

         OF THE CORPORATION, AND SAID SHARES MAY NOT BE SOLD, TRANSFERRED,

         ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT IN

         STRICT ACCORDANCE WITH THE TERMS OF THE AGREEMENT.  A COPY OF THE

         AGREEMENT WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF THIS

         CERTIFICATE UPON RECEIPT BY THE CORPORATION AT ITS PRINCIPAL PLACE OF

         BUSINESS OR REGISTERED OFFICE OF A WRITTEN REQUEST FROM THE HOLDER

         REQUESTING SUCH A COPY.



         SECTION 6.02.    EXECUTION OF AGREEMENT BY TRANSFEREE.  Under no

circumstances will any sale or other Transfer of any shares of Stock subject to this Agreement be valid until the proposed transferee has executed and become a party to an Agreement substantially similar to this Agreement and thereby becomes subject to all of its provisions, unless this requirement is waived by written consent of the parties; notwithstanding any other provisions of this

Agreement, no such sale or other Transfer of any kind will in any event result in the nonapplicability of the provisions of this Agreement at any time to any of the shares of Stock subject to this Agreement.



                                  ARTICLE VII

                                      TERM



         SECTION 7.01.    TERMINATION OF AGREEMENT.  This Agreement will

terminate upon the earlier of:  (A) the agreement of all parties hereto to terminate this Agreement, (B) the purchase by the Corporation of all the shares of Stock of all but one Shareholder, (C) the purchase by any one Shareholder of all of the issued and outstanding shares of Stock of the Corporation, (D)

twenty-one (21) years after the death of the last survivor of the Shareholders named herein and their now living lineal descendants, or (E) upon the dissolution of the Corporation, or upon the filing of a voluntary or involuntary petition by or against the Corporation under Chapter 7 or Chapter

11 of the Bankruptcy Code upon the appointment of a receiver for the

Corporation.



         SECTION 7.02.    TERMINATION AS TO SPECIFIC SHAREHOLDER.  This

Agreement shall terminate as to any specific Shareholder upon the date such

Shareholder ceases to own any Stock.  Such Shareholder also shall cease to be a party to this Agreement as of the date that he ceases to own, directly or beneficially, any Stock.



                                  ARTICLE VIII

                                 MISCELLANEOUS



         SECTION 8.01.    FURTHER ASSURANCES.  Each party to this Agreement

agrees to perform all further acts and to execute and deliver all further documents which may be reasonably necessary to carry out the provisions of this

Agreement.



         SECTION 8.02.    SEVERABILITY.  In the event that any of the

provisions, or portions thereof, of this Agreement are held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability of the remaining provisions, or portions thereof, will not be affected, and in lieu of such unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms as may be valid and enforceable.











FIRSTCITY FUNDING CORPORATION

SHAREHOLDER AGREEMENT                                                     PAGE 4

         SECTION 8.03.    CONSTRUCTION.  Whenever used in this Agreement, the

singular number will include the plural, and the plural number will include the singular; pronouns in the masculine, feminine, or neuter gender will include each other gender.



         SECTION 8.04.    GOVERNING LAW.  THIS AGREEMENT HAS BEEN EXECUTED IN

AND WILL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS.



         SECTION 8.05.    SUCCESSORS.  Subject to the restrictions against

Transfer or assignment as contained in this Agreement, the provisions of this

Agreement will benefit and will be binding on the assigns, successors in interest, personal representatives, estates, heirs and legatees of each of the parties hereto.  Each of the Minority Shareholders agrees that he or she will not create or permit to exist any lien, claim or encumbrance at any time on any of his or her shares of stock subject to this Agreement.



         SECTION 8.06.    AMENDMENT.  This Agreement may only be amended by the

written consent of all of the parties to this Agreement at the time of such amendment.



         SECTION 8.07.    HEADINGS.  The section headings contained in this

Agreement are for convenience only and shall in no manner by construed as part of this Agreement.



         SECTION 8.08.    ENTIRE AGREEMENT; COUNTERPARTS.  This Agreement

contains the entire understanding between the parties concerning the subject matter contained in this Agreement.  There are no representations, agreements,

arrangements or understandings, oral or written, between or among the parties hereto, relating to the subject matter of this Agreement, which are not fully expressed herein.  This Agreement may be signed in one or more counterparts,

all of which shall be considered one and the same agreement.



         SECTION 8.09.    WAIVER.  The waiver by any party hereto of a breach

of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party.



         SECTION 8.10.    SPECIFIC PERFORMANCE.  The right to own and vote

Stock and to restrict the transfer of the Stock is hereby declared by the parties hereto to be a unique right, the loss of which is not readily susceptible to monetary quantification.  Consequently, the parties hereto agree that an action for specific performance of the purchase and sale obligations created by this Agreement or an action brought to enjoin the unauthorized transfer of Stock are remedies for the breach of the provisions of this

Agreement.  If the parties to this Agreement are forced to institute legal proceedings to enforce their rights in accordance with the provisions of this

Agreement, they shall be entitled to recover their reasonable attorneys' fees and court costs incurred in enforcing such rights.



                  [END OF PAGE - SIGNATURE PAGE(S) TO FOLLOW]











FIRSTCITY FUNDING CORPORATION

SHAREHOLDER AGREEMENT                                                     PAGE 5

         IN WITNESS WHEREOF, the parties hereto have entered into this

Agreement to be effective as of the date first written above.



                               THE CORPORATION:



                               FIRSTCITY FUNDING CORPORATION





                               By:  /s/  THOMAS R. BROWER

                                  ----------------------------------------------

                                        Thomas R. Brower, President



                               Address:         7929 Brookriver Drive, Suite 170

                                                Dallas, Texas 75247





                               SHAREHOLDERS:



                               /s/  THOMAS R. BROWER

                               -------------------------------------------------



                               Owner of 25,000 Shares

                               Address:         3342 Whitehall Drive

                                                Dallas, Texas 75229



                               /s/  SCOT A. FOITH

                               -------------------------------------------------

                               Scot A. Foith

                               Owner of 13,750 Shares

                               Address:         2512 Centenary Drive

                                                Flower Mound, Texas 75028



                               /s/  THOMAS G. DUNDON

                               -------------------------------------------------

                               Thomas G. Dundon

                               Owner of 12,250 Shares

                               Address:         5134 Vanderbilt

                                                Dallas, Texas 75206



                               /s/  R. TYLER WHANN

                               -------------------------------------------------

                               R. Tyler Whann

                               Owner of 12,250 Shares

                               Address:         3021 Fairmount

                                                Dallas, Texas 75201











FIRSTCITY FUNDING CORPORATION

SHAREHOLDER AGREEMENT                                                     PAGE 6

                               /s/  BRADLEY C. REEVES

                               -------------------------------------------------

                               Bradley C. Reeves

                               Owner of 12,250 Shares

                               Address:         6262 Woodcrest Lane

                                                Dallas, Texas 75214



                               /s/  STEPHEN H. TRENT

                               -------------------------------------------------

                               Stephen H. Trent

                               Owner of 12,250 Shares

                               Address:         6837 Merrilee

                                                Dallas, Texas 75214



                               /s/  BLAKE P. BOZMAN

                               -------------------------------------------------

                               Blake P. Bozman

                               Owner of 12,250 Shares

                               Address:         4510 Druid #304

                                                Dallas, Texas 75205





                               FIRSTCITY CONSUMER LENDING CORPORATION





                               By:  /s/  JIM W. MOORE

                                  ----------------------------------------------

                                        Jim W. Moore, President

                               Owner of 400,000 Shares

                               Address:         P.O. Box 8216

                                                Waco, Texas 76714-8216















FIRSTCITY FUNDING CORPORATION

SHAREHOLDER AGREEMENT                                                     PAGE 7

                                                                EXHIBIT 10.12





                        REVOLVING CREDIT LOAN AGREEMENT





                                  BY AND AMONG







                              FC PROPERTIES, LTD.

                                  AS BORROWER,







                                      AND







                       NOMURA ASSET CAPITAL CORPORATION,

                                   AS LENDER.











                                  $100,000,000











                           DATED AS OF MARCH 20, 1998











                      PREPARED BY HAYNES AND BOONE, L.L.P.

                               TABLE OF CONTENTS





SECTION 1        DEFINITION OF TERMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         1.01.   Defined Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         1.02.   Other Definitional Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



SECTION 2        THE REVOLVING CREDIT LOANS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         2.01.   Revolving Loan Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         2.02.   Manner of Advance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

         2.03.   Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15



SECTION 3        NOTE AND NOTE PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         3.01.   Revolving Credit Note  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         3.02.   Principal Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         3.03.   Prepayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         3.04.   Interest Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         3.05.   Calculation of Interest Rates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         3.06.   Lockbox Account; Distributions of Net Collections;

                 Distributions of Excess Cash Flow  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         3.07.   Manner and Application of Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

         3.08.   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

         3.09.   Reserve Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18



SECTION 4        SPECIAL PROVISIONS FOR LIBOR RATE ADVANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

         4.01.   Inadequacy of LIBOR Rate Loan Pricing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

         4.02.   Illegality . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

         4.03.   Duration of Alternative Rate Advances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         4.04.   Increased Costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19



SECTION 5        REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         5.01.   Organization and Good Standing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         5.02.   Authorization and Power  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         5.03.   No Conflicts or Consents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.04.   Enforceable Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.05.   No Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.06.   Financial Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.07.   Full Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.08.   No Default; Potential Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.09.   Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.10.   No Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.11.   Burdensome Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.12.   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.13.   Principal Office, Etc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.14.   ERISA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.15.   Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.16.   Government Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.17.   No Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.18.   Solvency . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.19.   Ownership of Borrower, Servicer and REO Affiliate  . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.20.   Service of Process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.21.   Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.22.   Survival of Representations, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22




SECTION 6        CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         6.01.   Initial Advances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         6.02.   All Advances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24



SECTION 7        AFFIRMATIVE COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.01.   Financial Statements, Reports and Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.02.   Additional Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.03.   Payment of Taxes, Impositions and Other Indebtedness . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.04.   Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.05    Maintenance of Existence and Rights; Conduct of Business . . . . . . . . . . . . . . . . . . . . . .  27

         7.06.   Notice of Default; Notice of Collateral Impairment Event . . . . . . . . . . . . . . . . . . . . . .  27

         7.07.   Other Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.08.   Compliance with Loan Papers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.09.   Compliance with Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.10.   Operations and Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.11.   Books and Records; Access  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.12.   Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.13.   Authorizations and Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.14.   Experienced Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.15.   Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.16.   Collection Efforts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.17.   Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.18.   Records  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.20.   Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.21.   General Indemnity; Environmental Indemnity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29



SECTION 8        NEGATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         8.01.   Limitation on Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.02.   Negative Pledge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.03.   Prepayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.04.   Limitation on Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.05.   Alteration of Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.06.   Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.07.   Issuance of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.08.   Limitation on Sale of Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.09.   Name, Fiscal Year and Accounting Method  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.10.   Liquidation, Mergers, Consolidations and Dispositions of Substantial Assets  . . . . . . . . . . . .  31

         8.11.   Lines of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.12.   No Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.13.   Purchase of Substantial Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.14.   New Places of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.15.   Fictitious Names . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.16.   Margin Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.17.   Compliance with Environmental Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.18.   Disposition of Collateral Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.19.   Modification of Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.20.   Certain Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32



SECTION 9        COLLATERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.01.   Security . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.02.   Lien on REO Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.03.   Assignment of Liens; Mortgages.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.04.   Insurance of Collateral  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.05.   Delivery of Collateral . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         9.06.   Possession of Collateral Loan Documents; Sale of Collateral  . . . . . . . . . . . . . . . . . . . .  35

         9.07.   Power of Attorney  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35




         9.08.   Appointment of Collateral Custodian  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         9.09.   Releases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36



SECTION 10       EVENTS OF DEFAULT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         10.01.  Events of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         10.02.  Remedies Upon Event of Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         10.03.  Performance by Lender  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38



SECTION 11       SECURITIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         11.01   Option.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         11.02   Borrower Cooperation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         11.03   Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         11.04   Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39



SECTION 12       MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         12.01.  Modification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         12.02.  Accounting Terms and Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         12.03.  Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         12.04.  Payment of Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         12.05.  Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         12.06.  Choice of Law; Submission to Jurisdiction; Waiver of Jury Trial  . . . . . . . . . . . . . . . . . .  40

         12.07.  Invalid Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.08.  Maximum Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.09.  Offset . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.10.  Multiple Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.11.  Entirety . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.12.  Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.13.  Survival . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.14.  Successors and Assigns; Participations by the Lenders  . . . . . . . . . . . . . . . . . . . . . . .  41

         12.15.  Senior Debt; Borrower Subordination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         12.16.  No Third Party Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         12.17.  Oral Agreements Ineffective  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43






                             SCHEDULES AND EXHIBITS



Exhibit A        -        Form of Note

Exhibit B        -        Discount Factors

Exhibit C        -        Permitted Liens

Exhibit D        -        Borrowing Request

Exhibit E        -        Affiliate Loan Agreements



Schedule 5.09    Material Agreements

Schedule 5.10    Litigation

Schedule 7.16    Locations of Books and Records

                        REVOLVING CREDIT LOAN AGREEMENT





         This Revolving Credit Loan Agreement (the "AGREEMENT") is entered into as of this 20th day of  March, 1998, by and among FC PROPERTIES, LTD., a Texas limited partnership, ("BORROWER") and NOMURA ASSET CAPITAL CORPORATION, a

Delaware corporation ("LENDER").



                                   RECITALS:



          Borrower has requested that Lender provide it with a secured loan facility to be used by Borrower to finance owned Asset Portfolios and acquisitions of Asset Portfolios and Lender is willing to provide such a facility to Borrower, upon the terms and subject to the conditions hereinafter set forth.  Accordingly, in consideration of the mutual promises herein contained and for other valuable consideration, the parties hereto do hereby agree as follows:



                                   SECTION 1



                              DEFINITION OF TERMS



         1.01.   Defined Terms.  For purposes of this Agreement, unless the context otherwise requires the following terms shall have the respective meanings assigned to them below or in the Section referred to therein.



         "ACCOUNT DEBTOR" means, collectively, the "borrower" and each other obligor, guarantor, or other liable party under a Collateral Loan.



         "ADVANCE":  Section 2.01(a).



         "ADVANCE PERCENTAGE" means, with respect to any Asset Portfolio, the percentage obtained by dividing (a) the amount of the Advance funded by Lender to finance such Asset Portfolio by (b) the aggregate Net Present Values of the

Assets constituting such Asset Portfolio or, if an Advance is made hereunder to acquire an Asset Portfolio, the Net Purchase Price for such Asset Portfolio.



         "ADVANCE RATIO" means, as of any date of calculation, a ratio determined by dividing (a) the aggregate amount of all Advances hereunder by

(b) the sum of (i) the aggregate Net Purchase Prices for all Asset Portfolios acquired with such Advances plus (ii) the aggregate Net Present Values for all

Owned Asset Portfolios as of the date of the Advance with respect to each Owned

Asset Portfolio.



         "AFFILIATE" means, as to any Person, any Subsidiary of such Person, or any Person which, directly or indirectly, controls, is controlled by, or is under common control with such Person.  For the purposes of this definition,

"control," means the possession of the power to direct or cause the direction of management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.



         "AFFILIATE LOAN AGREEMENTS" means those certain Loan Agreements referenced on Exhibit "E", attached hereto, each entered into by and between

Lender and an Affiliate of Borrower.



         "AFFILIATE LOAN BALANCE" means the aggregate outstanding balance of all loans, including all accrued and unpaid interest thereon, extended pursuant to the Affiliate Loan Agreements.



         "AGREEMENT" means this revolving credit loan agreement, as it may be amended, renewed, or extended from time to time.



         "ALLOCATED PURCHASE PRICE" means for each Asset in an Asset Portfolio

(including each REO Property owned by Borrower or an REO Affiliate) the amounts set forth for each such Asset in the Borrowing

Request submitted in connection with the Advance used to finance such Asset

Portfolio and agreed to by Borrower and Lender.



         "ALLONGE" shall mean an endorsement on a separate sheet of paper accompanying a promissory note and signed by the Borrower, endorsing the note to the Lender or in blank.



         "ALTERNATIVE RATE ADVANCES": Section 4.01.



         "APPLICABLE ENVIRONMENTAL LAWS": Section 7.21(b).



         "APPROVED BUDGET": Section 7.01(f).



         "ASSET" means each individual loan, REO Note, or property comprising an Asset Portfolio.



         "ASSET FILE" means all Collateral Loans and Collateral Loan Documents assigned to Lender as Collateral for the Obligation, together with all other documents relating to such Asset to be delivered to the Collateral Custodian,

the Servicer, or Borrower.



         "ASSET PORTFOLIO REPORT" means a report, in form and substance reasonably acceptable to Lender, showing various information concerning each

Asset Portfolio and each Asset included therein, as of the end of the month preceding delivery of such report, including without limitation, monthly Net

Collections, the outstanding balances of each Collateral Loan, the Net Present

Value of  each Asset, settlement information, default status, a calculation showing the Advance Ratio and the NPV Ratio for each Asset Portfolio and reflecting that a Collateral Impairment Event has not occurred, and such other information as the Lender may otherwise request, including any additional information in the asset status reports routinely prepared by Borrower related to such Assets.



         "ASSET PORTFOLIOS" means one or more pools of:



                 (a)      performing, non-performing, or under-performing

                          consumer, residential, or commercial loans, and/or



                 (b)      real estate or other assets, including judgments,

                          acquired in connection with the collection,

                          foreclosure, restructure, or settlement of

                          non-performing or under-performing loans, together

                          with all documents, instruments, certificates, and

                          other information related thereto.



         "ASSET THRESHOLD AMOUNT" means, for each Asset Portfolio, the amount set forth in the relevant Borrowing Request and approved by Lender.



         "ASSIGNMENT AND ACCEPTANCE": Section 12.14(c).



         "AUTHORIZED OFFICER" means any of the Chairman, President, Vice

President, Chief Financial Officer, Treasurer, or Assistant Treasurer of any

General Partner, authorized by the Board of Directors of such General Partner to execute the Loan Papers and to borrow hereunder, on behalf of Borrower and each REO Affiliate, as applicable.



         "BORROWER" means FC Properties, Ltd., a Texas limited partnership.



         "BORROWING REQUEST" means a written request for an Advance,

substantially in the form attached hereto as Exhibit "D", which shall (a)

specify (i) the date of such Advance, which shall be a Business Day, (ii) the aggregate amount of such Advance, (iii) a complete description of the Asset

Portfolio to be acquired with, or financed with, the proceeds of the Advance,

including the net present value of the Original Estimated Value of such Asset

Portfolio and the Allocated Purchase Price for each Asset a part thereof and

(iv) such other information as may be requested by Lender from time to time;

and (b) contain a certification of an

Authorized Officer as of the date of such Advance certifying as to the matters set forth in Section 6.02 and certain other matters. Each Borrowing Request shall be irrevocable and binding on Borrower.



         "BUSINESS DAY" means a day on which Lender is open for business in New

York, New York, national banks are not closed in Dallas, Texas and which is a day for trading by and between banks for dollar deposits in the London interbank market.



         "CAPITALIZED LEASE OBLIGATIONS" means the amount of the obligations of

Borrower under Financing Leases which would be shown as a liability on a balance sheet of Borrower, prepared in accordance with Generally Accepted

Accounting Principles.



         "COLLATERAL" means at any time all Assets and all property then subject to any Security Agreement in favor of Lender, securing the Obligation,

including, without limitation, all Collateral Loan Documents and accounts and the proceeds thereof and all the rights and remedies of Borrower or any REO

Affiliate under any Sale Agreement.



         "COLLATERAL ASSIGNMENT" means an Assignment of Notes and Liens, and collectively, all  Assignments of Notes and Liens, executed by Borrower in favor of Lender, as security for the Obligation, each of which Collateral

Assignment is intended to cover all of the Collateral Loans being a part of an

Asset Portfolio and all renewals, modifications, amendments, supplements, and restatements thereof, which collateral assignment shall be in the form and substance acceptable to Lender and which Collateral Assignments shall be duly signed and notarized in accordance with applicable state law and in proper form for recording, in order to confirm and perfect Lender's Liens in the

Collateral.



         "COLLATERAL CUSTODIAN" means Fleet Bank, N.A., a national banking association, or its successor or other Person agreed upon by Borrower and

Lender.



         "COLLATERAL IMPAIRMENT EVENT" means as of any date of calculation,

that the NPV Ratio exceeds the Advance Ratio.



         "COLLATERAL LOAN" means each loan included in any Asset Portfolio financed under this Agreement and which has not been disposed of by Borrower and each loan evidenced by an REO Note and each and every other loan (or interest therein) now or at any time hereafter owned by Borrower .



         "COLLATERAL LOAN DOCUMENTS" means all promissory notes evidencing

Collateral Loans (including all REO Notes), all mortgages, deeds of trust, and other documents securing Collateral Loans (including all REO Security

Documents) and all loan agreements and other documents executed by Account

Debtors in connection with Collateral Loans including, without limitation, the documents listed in Section 9.05 herein.



         "COMPLIANCE LETTER" means a letter from KPMG Peat Marwick LLP, or other independent public accountants of recognized national standing selected by Borrower and satisfactory to Lender, stating that (a) such firm has reviewed the calculation of the then current Advance Ratio and NPV Ratio, (b) such calculations are accurate and comply with the requirements of this Agreement,

and (c) no Collateral Impairment Event exists, and  containing such other information Lender may reasonably request.



         "CUSTODIAL AGREEMENT" means the Custodial Agreement in form approved by Lender by and between the Collateral Custodian, Borrower, Servicer, and

Lender whereby Custodian agrees to act as bailee for the documents evidencing certain of the Collateral Loans, as such Custodial Agreement may be amended or supplemented from time to time, together with any replacement or substitution therefor.



         "DEFAULT RATE" means a rate per annum equal to the rate which is four percent 4% in excess of the rate then borne by the most recent Advance.



         "DEFERRED INTEREST": Section 3.04.

         "DISCRETIONARY PERIOD": Section 2.01.



         "DOLLARS" and the "$" symbol shall refer to lawful currency of the

United States of America.



         "DUE DILIGENCE REPORTS" means the various written reports,

information, and other materials that Borrower prepared or assembled containing descriptions and evaluations of the Collateral Loans and Mortgaged Properties included in a particular Asset Portfolio, and Borrower's assessments and projections regarding same, or other information regarding such Assets,

including copies of purchase agreements, copies of any appraisals or environmental site assessments, and the due diligence reports  for each such

Asset Portfolio summarizing Borrower's due diligence regarding such Assets and any Mortgaged Properties.



         "EFFECTIVE DATE" means any Business Day designated by Borrower in a

Borrowing Request as the date such Advance is made.



         "ENVIRONMENTAL SITE ASSESSMENT" shall mean an environmental site assessment report conforming to the standards for Phase I Environmental Site

Assessments in ASTM Standard Procedures for Environmental Site Assessments, E

1527-93 or other standards reasonable satisfactory to Lender (either of which is herein called the "ACCEPTABLE STANDARDS"), which is in all respects satisfactory to Lender and which has been prepared by a qualified environmental firm reasonably satisfactory to Lender or, if applicable, other persons allowed under the Acceptable Standards (a) indicating that, on the basis of an investigation conducted in accordance with the Acceptable Standards, (i) the firm found no Hazardous Substance present on or in the property that is the subject of its report at levels that require reporting or remediation, or both,

pursuant to any Applicable Environmental Laws that are applicable to such property ("PROHIBITED HAZARDOUS SUBSTANCES"), (ii) it did not learn of any conditions on or in the land adjacent to the property that is the subject of its report that would cause it to believe that there might be Prohibited

Hazardous Substances present on or in the property that is the subject of its report, and (iii) no notice of violation of any of the Applicable Environmental

Laws, or other claim or order issued pursuant to any of the Applicable

Environmental Laws, has been duly filed against such property by any governmental authority; or (b) if any Prohibited Hazardous Substance is present on such property or if any such notice of violation, claim, or order has been filed, providing evidence satisfactory to Lender as to the extent and nature of the environmental problem caused thereby and the likely costs and duration of any recommended remediation.  Notwithstanding anything to the contrary above the Acceptable Standards for conducting an Environmental Site Assessment for a single family residence or multifamily residential property with four (4) or less units ("Residential 1-4's") shall, absent any known, suspected or observable environmental risks (other than the potential presence of radon,

lead paint and/or asbestos containing materials), not require the Borrower to obtain an Environmental Site Assessment which conforms to the ASTM Standard

Procedures for Environmental Site Assessments, E 1527- 93.  Unless a known,

suspected, or observable environmental risk exists, the Acceptable Standards for Residential 1-4's shall be complied with by the Borrower's preparing, or causing the Servicer to prepare or direct the preparation of, a preliminary environmental evaluation using a standard evaluation form.



         "EQUITY CONTRIBUTION" means, with respect to the acquisition of an

Asset Portfolio, an amount equal to the product of (a) the Net Purchase Price for such Asset Portfolio, multiplied by (b) a percentage equal to one hundred percent (100%) less the Advance Percentage for such Asset Portfolio.



         "ERISA" means the Employee Retirement Income Security Act of 1974, as

amended from time to time, together with all regulations issued pursuant thereto.



         "EVENT OF DEFAULT": Section 10.01.



         "EXCESS CASH FLOW": Section 3.06(c).



         "FINANCING LEASE" means any lease of property which would be capitalized on a balance sheet of Borrower or a Subsidiary prepared in accordance with Generally Accepted Accounting Principles.

         "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" means those generally accepted accounting principles and practices which are recognized as such by the American Institute of Certified Public Accountants acting through its

Accounting Principles Board or by the Financial Accounting Standards Board or

through other appropriate boards or committees thereof and which are consistently applied for all periods after the date hereof so as to properly reflect the financial condition, and the results of operations and changes in financial position, of Borrower, except that any accounting principle or practice required to be changed by the said Accounting Principles Board or

Financial Accounting Standards Board (or other appropriate board or committee of the said Boards) in order to continue as a generally accepted accounting principle or practice may so be changed.



         "GENERAL PARTNERS": Section 5.19.



         "GOVERNMENTAL AUTHORITY" means any government (or any political subdivision or jurisdiction thereof), court, bureau, agency, or other governmental authority having jurisdiction over Borrower or any REO Affiliate or any of its business, operations, or properties.



         "GUARANTORS" means Properties One, Properties Three, Properties Five,

and Properties Six, and any other Affiliate or Subsidiary which may be at any time, or from time to time, an REO Affiliate hereunder.



         "GUARANTY" means any contract, agreement, or understanding by which

Borrower or any REO Affiliate assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes liable upon, the obligation of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise insures any creditor of such other Person against loss, and shall include, without limitation, the contingent liability of Borrower under any letter of credit or similar document or instrument.



         "HAZARDOUS SUBSTANCE": Section 7.21(b).



         "IMPOSITIONS" means all real estate and personal property taxes;

charges for any easement, license or agreement maintained for the benefit of any of the real property of Borrower or any REO Affiliate, or any part thereof;

and all other taxes, charges, and assessments and any interest, costs, or penalties with respect thereto, general and special, ordinary and extraordinary, foreseen and unforeseen, of any kind and nature whatsoever,

which at any time prior to or after the execution hereof may be assessed,

levied, or imposed upon any of the real property of Borrower or any REO

Affiliate, or any part thereof, or the ownership, use, sale, occupancy, or enjoyment thereof, in each case which, if not timely paid or otherwise discharged, would materially and adversely affect (a) such ownership, use,

sale, occupancy, or enjoyment, (b) the financial condition of Borrower, or any

REO Affiliate or (c) Lender's Lien on any such property.



         "INDEBTEDNESS" means, with respect to any Person, all indebtedness,

obligations, and liabilities of such Person, including without limitation: (a)

all "liabilities" which would be reflected on a balance sheet of such Person,

prepared in accordance with Generally Accepted Accounting Principles; (b) all obligations of such Person in respect of any Guaranty; and (c) all obligations of such Person in respect of any Capital Lease.



         "INDEMNIFIED LIABILITIES": Section 7.21(a).



         "INDEMNIFIED PARTIES": Section 7.21(a).



         "INITIAL ADVANCE": Section 2.01.



         "INITIAL ADVANCE DATE" means March 20, 1998.



         "INITIAL COMMITMENT" means $25,158,949.90.

         "INTEREST DETERMINATION DATE" means the day the LIBOR Rate is redetermined for all Advances and shall be the first Business Day of each

Month.



         "INTEREST PAYMENT DATE": Section 3.04.



         "INVESTMENT" in any Person means any investment, whether by means of share purchase, loan, advance, extension of credit, capital contribution, or otherwise, in or to such Person, the guaranty of any Indebtedness of such

Person, or the subordination of any claim against such Person to other

Indebtedness of such Person.



         "LEASE-UP EXPENSES" means as to any REO Property, (i) all reasonable and customary leasing commissions, (ii) all reasonable tenant improvement costs actually paid by Borrower or any REO Affiliate in question with respect to the leasing of space in such REO Property pursuant to a written lease and (iii) all capital expenditures actually paid by Borrower or any REO Affiliate in question with respect to other improvements to such REO Property, provided that such capital expenditures are expended in accordance with a budget for such REO

Property which has been approved in writing by Lender; all as evidenced by invoices and such other back-up information as Lender may require.



         "LENDER" means Nomura Asset Capital Corporation.



         "LIBOR RATE" shall mean, with respect to any Advance hereunder, the rate of interest determined by Lender at which deposits in dollars for a one-month period are offered based on information presented on the Telerate

Screen as of 11:00 A.M. (London time) on the day which is two (2) Business Days prior to the Effective Date of such Advance; provided, that if at least two such offered rates appear on the Telerate Screen in respect of such one-month period, the arithmetic mean of all such rates (as determined by Lender) will be the rate used; provided, further, that if Telerate ceases to provide LIBOR quotations, such rate shall be the average rate of interest determined by

Lender at which deposits in Dollars are offered for a one-month period by

Citibank, N.A. (or its successor) to Lender in the London interbank market as of 11:00 A.M. (London time) on the applicable Effective Date.  The LIBOR Rate for each Advance shall be initially established as of the Effective Date of such Advance and such Advance shall bear interest at such rate through the date preceding the next succeeding Interest Determination Date.  On such Interest

Determination Date, and on each Interest Determination Date thereafter, the

LIBOR Rate shall be recalculated as of such Interest Determination Date as provided above and the Advance shall bear interest at such LIBOR Rate from such

Interest Determination Date through the day preceding the next succeeding

Interest Determination Date.



         "LIBOR RATE ADVANCE" shall mean any principal amount under a Note with respect to which the interest rate is calculated by reference to the LIBOR

Rate.



         "LIEN" means any lien, mortgage, security interest, tax lien, pledge,

encumbrance, conditional sale, or title retention arrangement, or any other interest in property designed to secure the repayment of Indebtedness, whether arising by agreement or under any statute or law, or otherwise.



         "LOAN PAPERS" means this Agreement, the Note, each Guaranty executed by an REO Affiliate, the Mortgages, the Collateral Assignments and Allonges for

each Collateral Loan, the Lockbox Agreement, the Custodial Agreement, the

Security Agreements, the Power of Attorney, the Servicing Agreement (including any renewals, extensions and refundings thereof of all such documents and agreements), and any agreements, certificates or documents, including UCC-1 financing statements (and with respect to this Agreement, and such other agreements and documents, any amendments or supplements thereto or modifications thereof) executed or delivered pursuant to the terms of this

Agreement.



         "LOCKBOX" means a post office box, or, collectively, post office boxes, established by Borrower and Lockbox Bank pursuant to the provisions of

Section 3.06 and the Lockbox Agreement for the receipt of payments from an

Asset Portfolio.

         "LOCKBOX ACCOUNT(S)" means a segregated cash collateral account or accounts maintained with Lockbox Bank and styled "FC Properties, Ltd. Lockbox

Account for the benefit and under the control of Nomura Asset Capital

Corporation, as Lender", which account shall be (a) subject to the provisions of Section 3.06, and (b) pledged and assigned to Lender as additional security for the payment, performance and observance of the Obligations.



         "LOCKBOX AGREEMENT" means a Lockbox Agreement, executed by and among

Borrower, Lender, Servicer, and Lockbox Bank, in form and substance acceptable to Lender, and all amendments, modifications, and replacements thereof.



         "LOCKBOX BANK" means NationsBank of Texas, Inc., a national banking association and its successors, in its capacity as a Lockbox Bank under the

Lockbox Agreement or any other national banking association approved by Lender and party to a lockbox agreement substantially similar to the Lockbox

Agreement.  Lender has approved Fleet Bank, N.A., and/or its Affiliates as a

Lockbox Bank.



         "LOST NOTE AFFIDAVIT": Section 6.02(g).



         "MATERIAL ADVERSE EFFECT" means any circumstance or event which (a)

could have any adverse effect whatsoever upon the validity, performance or enforceability of any Loan Papers, (b) is or might be material and adverse to the financial condition or business operations of Borrower, or (c) could impair the ability of Borrower to fulfill its obligations under the Loan Papers.



         "MATURITY DATE" means the earlier of: (a) the day on which Borrower satisfies in full all of its obligations hereunder and Lender so acknowledges in writing or (b) June 21, 1999, or such later date as may be agreed upon by

Borrower and Lender pursuant to Section 2.01(b) herein.



         "MAXIMUM ADVANCE AMOUNT" means with regard to any Asset Portfolio, an amount requested by Borrower in a Borrowing Request; provided that such amount shall be in an amount not more than seventy percent (70%) of (a) in the case of an Owned Asset Portfolio, the sum of the Net Present Values of the Assets

contained in such Asset Portfolio and (b) in the case of an Asset Portfolio being acquired, the Net Purchase Price for such Asset Portfolio.



         "MAXIMUM RATE" means, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on such day.



         "MINIMUM RELEASE PRICE" means, with respect to any Asset having an

Allocated Purchase Price of greater than the Asset Threshold Amount, as of any date of calculation, the greater of (a) the Allocated Purchase Price for such

Asset minus the aggregate Net Collections attributable to date for such Asset or (b) ninety percent (90%) of the Net Present Value of such Asset; provided,

however, that the Minimum Release Price (i) for any Tract for which Borrower has established a separate Net Present Value shall be ninety percent (90%) of such Net Present Value, and (ii) for each other Tract shall be calculated as the product of (a) the Minimum Release Price for the Asset multiplied by (b) a percentage obtained by dividing either (A) the acreage or number of lots of the

Tract to be released by (B) the total acreage or number of lots of the applicable Mortgaged Property.  The Minimum Release Price for any Asset having an Allocated Purchase Price of less than the Asset Threshold Amount for such

Asset Portfolio will be zero.



         "MORTGAGE" means any deed of trust or mortgage, (duly acknowledged and in recordable form) covering a Mortgaged Property executed by Borrower or an

REO Affiliate, as appropriate, granted to Lender to secure repayment of the

Obligation substantially in the form approved by Lender, and all renewals,

extensions, modifications, amendments, or supplements thereto, and all mortgages or deeds of trust given in renewal, extension, modification,

restatement, or replacement thereof.



         "MORTGAGED PROPERTY OR MORTGAGED PROPERTIES" means any and all lots or parcels of land which Borrower or any REO Affiliate owns on the Closing Date or which it may hereafter acquire as part of an Asset Portfolio or any Underlying

Real Estate which Borrower or any REO Affiliate may hereafter own as a result of a foreclosure or deed-in-lieu of foreclosure or otherwise, and improvements, fixtures, and personal property located thereon and all other property referenced in and subject to the Mortgages.  The Mortgaged Property is intended to include all of the above-described real property whether or not a

Mortgage is actually granted or filed.



         "NET COLLECTION PROCEEDS" means, with respect to the settlement of an

Asset, all collection proceeds received by Borrower in connection with such settlement, less all reasonable and customary collection costs actually paid to unrelated third parties in connection with such settlement.



         "NET COLLECTIONS" for any calendar month means an amount equal to (a)

any and all cash proceeds received by Borrower, each REO Affiliate, or the

Servicer with respect to Borrower's ownership, management, and disposition of any and all Assets in any Asset Portfolio, including, without limitation, (i)

all interest, principal, and other  payments on Collateral Loans from any source, (ii) all Net Operating Income from REO Properties, (iii) loan settlement payments, any restructure or commitment or other loan fees, payments on any judgments or settlement of litigation with respect to Collateral Loans,

(iv) Net Sales Proceeds from the sale of REO Properties, Collateral Loans,

Mortgaged Property, and other items of Collateral, (v) income from any

Mortgaged Property, (vi) all insurance proceeds and condemnation proceeds,

(vii) all payments received by Borrower from any seller of an Asset Portfolio pursuant to the applicable Sale Agreement, including all proceeds of Assets

"put back" to such seller, and (viii) all interest, dividends, and other earnings directly or indirectly paid to Borrower on funds, accounts, and investments of Borrower, but excluding any escrow deposits paid to Borrower for tax or insurance escrows under the Collateral Loans.  Notwithstanding anything to the contrary contained in this Agreement, all Net Operating Income from any

REO Property with respect to any calender month shall not be deemed to be a part of Net Collections received by Borrower until the first to occur of (i)

the payment of such Net Operating Income by the respective Property Manager to

Borrower, the REO Affiliate in question or the Servicer, or (ii) the fifteenth

(15th) day of the next following calendar month.



         "NET OPERATING INCOME" shall mean, with respect to each REO Property,

for each Interest Period, the excess of (a) all of Borrower's or the REO

Affiliate's cash receipts related to such REO Property (including all rents and other revenues but excluding security deposits) over (b) all reasonable and customary expenses actually paid during such period which, in accordance with

Generally Accepted Accounting Principles, would be classified as operating expenses for a property similar to such REO Property (including utility-related expenses, taxes, insurance expenses, repair and maintenance expenses, and janitorial and property-management fees actually paid by Borrower  or the REO

Affiliate to an unrelated third party) and all Lease-Up Expenses paid for such

REO Property during such period.



         "NET PRESENT VALUE" means, with respect to any Asset or Tract as of any day of calculation, the Projected Net Collections for such Asset or Tract discounted on a monthly basis to arrive at a current time value of all such Net

Collections utilizing the appropriate discount factor for such Asset or Tract as set forth in Exhibit "B" attached hereto as such Exhibit "B" may be modified from time to time.



         "NET PURCHASE PRICE" means the actual purchase price paid by Borrower for an Asset Portfolio, excluding any costs or adjustments for legal fees,

travel, due diligence expenses, or other "soft" costs.



         "NET SALES PROCEEDS" means, with respect to the sale of any REO

Property, Collateral Loan, or other Collateral, the gross proceeds received from such sale, less the reasonable and customary closing costs actually paid to unrelated third parties.



         "NOTE" means the Revolving Credit Note executed by Borrower and delivered pursuant to the terms of this Agreement, together with any renewals,

extensions, or modifications thereof.



         "NPV RATIO" means a percentage determined by dividing (a) the outstanding principal balance, as of any date of calculation, of all Advances hereunder by (b) the current Net Present Value, provided, however, that the Net

Present Value of any Asset held by Lender as collateral hereunder for more than

270
days shall be zero as of any such date of calculation, of all Assets constituting Collateral as of such calculation date.



         "OBLIGATION" means all present and future indebtedness, obligations,

and liabilities of Borrower to Lender, and all renewals and extensions thereof,

or any part thereof, arising pursuant to the Loans and this Agreement or represented by the Note, and all interest accruing thereon, and attorneys' fees incurred in the enforcement or collection thereof, regardless of whether such indebtedness, obligations and liabilities are direct, indirect, fixed,

contingent, joint, several, or joint and several; together with all indebtedness, obligations, and liabilities of Borrower to Lender evidenced or arising pursuant to any of the other Loan Papers, and all renewals and extensions thereof, or part thereof.



         "OPERATING RESERVE ACCOUNT" means, with respect to each Asset

Portfolio, an interest bearing checking account established by Borrower with

Lockbox Bank, which account shall be (a) funded and disbursed in accordance with Section  3.06(b)(vii) and Section 3.09 of this Agreement and (b) pledged and assigned to Lender, for the benefit of Lender, as additional security for the payment, performance, and observance of the Obligations.  Funds on deposit in the Operating Reserve Account may only be invested in Temporary Cash

Investments.



         "ORIGINAL ESTIMATED VALUE" means Borrower's estimate of the gross proceeds reasonably expected by Borrower to be realized by Borrower from each

Collateral Loan and each other Asset contained in an Asset Portfolio (including

Mortgaged Property) set forth on a Schedule attached to the Borrowing Request submitted by Borrower in connection with the acquisition of the Asset

Portfolio.  The Original Estimated Value is Borrower's best estimate of the value of such Collateral Loan or other Asset derived after applying Borrower's ordinary and customary underwriting standards to such Asset Portfolio.



         "OTHER TAXES":  Section 3.08(b).



         "OWNED ASSET PORTFOLIO" means an Asset Portfolio financed hereunder,

the Assets of which are owned by the Borrower prior to the time of the related

Advance.



         "PERMITTED LEASE-UP EXPENSES" means all Lease-Up Expenses with respect to any REO Property which do not exceed, in the aggregate and on a cumulative basis, the lesser of (a) $100,000 or (b) ten percent (10%) of the Allocated

Purchase Price of the REO Property in question, or such other limit as may be agreed to in writing by Lender.



         "PERMITTED LIENS" means:  (a) Liens (if any) granted to the Lender for the benefit of the Lender to secure Borrower's Obligation hereunder or the obligations of an REO Affiliate under its Guaranty in favor of Lender; (b)

Liens described on Exhibit C attached hereto; (c) pledges or deposits made to secure payment of Worker's Compensation (or to participate in any fund in connection with Worker's Compensation), unemployment insurance, pensions or social security programs; (d) Liens imposed by mandatory provisions of law such as for materialmen's, mechanics, warehousemen's, and other like Liens arising in the ordinary course of business, securing Indebtedness whose payment is not yet due; (e) Liens for taxes, assessments, and governmental charges or levies imposed upon a Person or upon such Person's income or profits or property, if the same are not yet due and payable, if the same are being contested in good faith and as to which adequate reserves have been provided or if the same are otherwise permitted by Section 7.03 hereunder; (f) good faith deposits in connection with tenders, leases, real estate bids or contracts (other than contracts involving the Advance of money), pledges or deposits to secure public or statutory obligations, deposits to secure (or in lieu of) surety, stay,

appeal or customs bonds, and deposits to secure the payment of taxes,

assessments, customs duties, or other similar charges; (g) encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such do not impair the use of such property for the uses intended, and none of which is violated by existing or proposed structures or land use; (h) exceptions affecting title which are shown in an attorney's title opinion or in a Title Policy included in Borrower's files or are described with respect to a particular Collateral Loan, Mortgaged Property or parcel of the Underlying Real Estate in the due diligence reports; (i)

Permitted Prior Liens; or (j) any Liens securing any subordinated indebtedness of Borrower permitted hereunder.

         "PERMITTED PRIOR LIENS" means Liens upon any Asset (including any REO

Property and Underlying Real Estate) securing payment of a Collateral Loan existing on the date the Collateral Loan was purchased by Borrower, only to the extent that such prior Liens are disclosed by Borrower to Lender in the

Borrowing Request.



         "PERSON" shall include an individual, a corporation, a joint venture,

a partnership, a trust, an unincorporated organization, or a government or any agency or political subdivision thereof.



         "PLAN" means an employee benefit plan or other plan maintained by

Borrower for employees of Borrower and/or its Subsidiaries and covered by Title

IV of ERISA, or subject to the minimum funding standards under Section 412 of the Internal Revenue Code of 1954, as amended.



         "PLEDGE OF ACCOUNTS" means the Security Agreement, Assignment of

Deposits and Money Market Instruments in form and substance acceptable to

Lender, executed by Borrower in favor of Lender.



         "POOL COLLATERAL IMPAIRMENT EVENT" means as of any date of calculation, with respect to any specific Asset Portfolio, that the percentage obtained by dividing (i) the outstanding principal balance of the Advance made to acquire or finance such Asset Portfolio, including all outstanding Deferred

Interest on such Advance, by (ii) the Net Present Value of the Assets remaining in such Asset Portfolio, exceeds the Advance Percentage of such Asset

Portfolio.



         "POTENTIAL DEFAULT" means an event or condition which but for the lapse of time or the giving of notice, or both, would constitute a Event of

Default.



         "PROJECTED NET COLLECTIONS" means the Net Collections which Borrower and Servicer reasonably expect to receive from an Asset Portfolio which has been determined in a manner consistent with Borrower's and Servicer's past practices taking into consideration Borrower's and Servicer's historical performance in collecting assets similar to the Collateral.



         "PROPERTY ACCOUNT" means the demand deposit bank account established by a Property Manager, upon the direction of Servicer, in connection with the operation and management of an REO Property.



         "PROPERTY MANAGER" means any Person hired by Servicer to manage an REO

Property.



         "PROTECTIVE ADVANCE" shall mean a payment of expenses by Borrower,

Servicer, or any Property Manager which in the reasonable determination of

Borrower, Servicer, or any Property Manager shall be necessary to maintain the value of any asset securing payment of a Collateral Loan (such expenses shall include, without limitation, Permitted Lease-Up Expenses, ad valorem taxes,

environmental assessments or inspections, environmental remediation expenses,

insurance expenses, security, deferred maintenance, litigation expenses,

expenses to enforce remedies, and payments on Permitted Liens).



         "RCRA": Section 7.21(b).



         "REGISTER": Section 12.14(d).



         "REGULATORY CHANGE" means the adoption of any applicable law, rule or regulation, of any change in any applicable law, rule, or regulation, or any change in the interpretation or administration thereof by any Governmental

Authority charged with the administration thereof.



         "RELEASED ASSET" shall mean any Collateral, any REO Property, or any

Mortgaged Property or other real property which after the Closing Date is sold,

transferred, reconveyed to a seller under a sale agreement, or otherwise disposed of by Borrower or an REO Affiliate (whether in the ordinary course of business or through foreclosure, condemnation or otherwise) to an unrelated third party or returned to a seller pursuant to and in accordance with the related sale agreement.

         "RELEASE PRICE" means, with respect to each Asset, an amount equal to the greater of (a) the Net Sales Proceeds or Net Collection Proceeds received by Borrower in connection with such Asset or (b) the Minimum Release Price for such Asset.



         "RENTALS" of any Person means, as of any date, the aggregate amount of the obligations and liabilities (including future obligations and liabilities not yet due and payable) of such Person to make payments under all leases,

subleases, and similar arrangements for the use of real, personal, or mixed property, other than leases which are Capital Leases.



         "REO AFFILIATES" shall mean (a) Properties One, Properties Three,

Properties Five, and Properties Six, each a Texas limited partnership having as general partners those entities described in Section 5.19, and (b) any other entity that is controlled, directly or indirectly, by Borrower, any Affiliate of Borrower, or any combination thereof and owns or acquires title to any real property securing a Collateral Loan, and "REO AFFILIATE" shall mean any one of them.



         "REO NOTE" shall mean, as to each REO Property, a demand promissory note to be delivered by the REO Affiliate which owns the REO Property in question to Borrower that shall (a) be in a principal amount equal to ninety-six percent (96%) of the Allocated Purchase Price of the REO Property in

question, (b) require principal and interest payments due thereunder to be paid not less frequently than the last day of each Interest Period, (c) require principal and interest payments to be in an amount equal to all Net Operating

Income received by such REO Affiliate with respect to the underlying REO

Property  each calendar month, (d) provide that an Event of Default (as such term is defined in this Agreement) shall constitute an event of default thereunder permitting the acceleration of all amounts owing thereunder and (e)

in all other respects be in form and substance satisfactory to Lender.



         "REO PROPERTY" shall mean any and all real property (together with any fixtures appurtenant thereto and any improvements thereon) or interest in real property now or hereafter owned by any REO Affiliate including (a) as of the

Effective Date of any Advance, the real property specifically described on a schedule attached to the related Borrowing Request and (b) in general, any real property that has been, or shall be, (i) foreclosed upon by a seller, Borrower,

or any REO Affiliate or (ii) conveyed to any REO Affiliate by a deed in lieu of foreclosure, all of which shall be deemed to constitute proceeds of the

Collateral.



         "REO PROPERTY MORTGAGE" shall mean a Mortgage, in form and substance acceptable to Lender, pursuant to which a REO Affiliate shall grant to Borrower a first-priority security interest in the REO Property.



         "REO SECURITY DOCUMENTS" shall mean those certain mortgages or deeds of trust, assignments of leases and rents, security agreements, and appropriate

UCC financing statements, all in form and substance satisfactory to the Lender,

as required by the Lender, for each REO Property, to be executed by each REO

Affiliate in favor of Borrower and pursuant to the terms of which, as security for the applicable REO Note (and, at Lender's option, the Note), there shall be

(a) granted and conveyed to Borrower Liens upon each REO Property (including,

all personal property associated therewith) owned by such REO Affiliate from time to time as is described therein and (b) assigned to Borrower all leases and rents with respect thereto; as the same may be amended, renewed, modified,

extended, or restated from time to time with the prior written consent of

Lender.



         "REPORTABLE EVENT" has the meaning assigned to that term in Title IV of ERISA.



         "SALE AGREEMENT" means any purchase and sale agreement entered into

(a) by Borrower pursuant to which Borrower acquires an Asset Portfolio or (b)

by an REO Affiliate pursuant to which the REO Affiliate acquires REO Property.



         "SECURITIZATION AGENT" means Nomura Securities International, Inc.



         "SECURITIZATION TRANSACTION" means the creation and issuance of securities evidencing beneficial interests in, or secured by, one or more pools of mortgage loans.

         "SECURITY AGREEMENT" means a Security Agreement in form and substance acceptable to Lender, as the same may be modified or amended from time to time,

whereby Borrower grants to Lender, for the benefit of Lender, a security interest in the Collateral.



         "SECURITY DOCUMENTS" means the Collateral Assignments, the Security

Agreement, the Pledge Agreements, the Lockbox Agreement, all Mortgages, and all

other documents or instruments granting a Lien in favor of the Lender as collateral for the Obligations, and all financing statements related thereto,

and all modifications, renewals, or extensions thereof and any documents executed in modification, renewal, extension, or replacement thereof.



         "SERVICER" shall mean FirstCity Servicing Corporation, a Texas corporation, or any replacement therefor designated pursuant to the terms of any Servicing Agreement and approved in writing by Lender.



         "SERVICING AGREEMENT" shall mean the Servicing Agreement entered into by Borrower, Servicer, and Lender with respect to servicing the Collateral,

together with all amendments and modifications thereto.



         "SETTLEMENT" means, with respect to any Collateral Loan, the satisfaction of Borrower's claims against the respective Account Debtor in connection with such Collateral Loan, whether pursuant to a full or discounted payment.



         "STANDARD INDUSTRY PRACTICES" means such due diligence, collateral control, and collection procedures that are customarily followed by Persons actively engaged in the business of acquiring distressed assets in a bulk transaction and managing and disposing of such assets, provided such due diligence and collateral control and collection procedures shall be at least as rigorous as Borrower and the REO Affiliates apply in managing and disposing of their assets.



         "SUBSIDIARY" means any corporation of which more than fifty percent

(50%) of the Voting Shares is owned, directly or indirectly, by Borrower.



         "TAXES":  Section 3.08(a).



         "TAX ESCROW ACCOUNT" means a non-interest bearing account established by Borrower with Lockbox Bank into which the Tax Escrow Payments are to be deposited.



         "TAX ESCROW PAYMENTS" mean all payments made by Account Debtors

(including REO Tax Escrow Payments) for a specified purpose (such as real estate tax payments, insurance payments, etc.) other than payments of principal, interest, fees, and other amounts owed to Borrower with respect to the Collateral Loans and all net insurance and condemnation proceeds received by Borrower which are not available to be applied to the outstanding balance under the Collateral Loan in question but, rather, are required by the

Collateral Loan Documents to be used for purposes of repairing or rebuilding the real property in question.



         "TELERATE SCREEN" means the display designated as Screen 3750 on the

Telerate System or such other screen on the Telerate System as shall display the London interbank offered rates for deposits in U.S. dollars.



         "TEMPORARY CASH INVESTMENT" means any Investment (a) in obligations of the United States of America and agencies thereof and obligations guaranteed by the United States of America maturing within one year from the date of acquisition; (b) demand deposits and interest bearing time deposits evidenced by certificates of deposit issued by NationsBank of Texas, N.A. or Fleet Bank,

N.A., which are fully insured by the Federal Deposit Insurance Corporation or are issued by commercial banks organized under the Laws of the United States of

America or any state thereof and having combined capital, surplus, and undivided profits of not less than $100,000,000 (as shown on such Person's most recently published statement of condition), and which certificates of deposit have one of the two highest ratings from Moody's Investors Service, Inc., or

Standard & Poor's Rating Group; (c) commercial paper which has one of the two highest ratings from Moody's Investors Service, Inc., or Standard & Poor's

Rating Group; (d) eurodollar investments with demand deposits and interest bearing time deposits evidenced by financial institutions having combined capital, surplus, and undivided profits of not less than $100,000,000 (as shown on such Person's most recently published statement of condition), and whose certificates of deposit have one of the two highest ratings from Moody's Investors Service, Inc., or Standard & Poor's

Rating Group, respectively, or, if such institution does not have a commercial paper rating, a comparable bond rating; (e) any obligations secured by a pooling of one or more of the foregoing, including repurchase agreements with

NationsBank of Texas, N.A., Fleet Bank, N.A., or other banks which are members of the Federal Reserve System or a government securities dealers recognized as primary dealers by the Federal Reserve; and (f) money market funds comprised of money market instruments rated at least P-1 by Moody's Investor Service or at least A-1 by Standard & Poor's Corporation.



         "TERMINATION DATE"  means the earliest date on which any of the following events occurs: (a) March 19, 1999, which date may be extended one or more times by mutual agreement of Lender and Borrower; (b) the date that Lender terminates Lender's commitment to lend hereunder, after the occurrence of an

Event of Default; or (c) such earlier date as may be agreed upon in writing by

Borrower and Lender.



         "TITLE COMPANY" means a title company or title companies selected by

Borrower and not disapproved by Lender, together with any issuing Lender that issues all or any part of a Title Policy.



         "TITLE POLICY" means a Mortgagee or Loan Policy of Title Insurance issued and underwritten by a Title Borrower for the benefit of (a) Lender covering that portion of the Mortgaged Property therein described and insuring the lien of the Mortgage which covers such portion of the Mortgaged Property,

or (b) Borrower insuring a lien on Underlying Real Estate securing a Collateral

Loan.



         "TOTAL COMMITMENT":  Section 2.01(a).



         "TRACT": means any portion of a Mortgaged Property which is separately identifiable from other portions of the Mortgaged Property.



         "UNDERLYING REAL ESTATE" means the real property, together with all improvements thereon, which secures any of the Collateral Loans, or any one of such parcels of real property.



         "UTILIZED ADVANCES": Section 2.01(c).



         "VOTING SHARES" of any corporation means shares of any class or classes (however designated) having ordinary voting power for the election of at least a majority of the members of the Board of Directors (or other governing bodies) of such corporation, other than shares having such power only by reason of the happening of a contingency.



         1.02.   Other Definitional Provisions.



                 (a)      All terms defined in this Agreement shall have the

         above-defined meanings when used in the Note or any Loan Papers,

         certificate, report or other document made or delivered pursuant to this Agreement, unless otherwise defined in the Loan Papers or the context therein shall otherwise require.



                 (b)      Defined terms used herein in the singular shall

         import the plural and vice versa.



                 (c)      The words "hereof," "herein," "hereunder" and similar

         terms when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

                                   SECTION 2



                           THE REVOLVING CREDIT LOANS



         2.01.   Revolving Loan Commitments.



                 (a)      Subject to the terms and conditions of this

         Agreement, Lender agrees to extend to Borrower (i) on the Initial

         Advance Date, credit in an amount not not to exceed the Initial

         Commitment (the "INITIAL ADVANCE"), and (ii) for the time period beginning on the day following the Initial Advance Date through the

         Termination Date (the "DISCRETIONARY PERIOD") a revolving line of credit equal to the difference between the Total Commitment and the

         Initial Commitment; provided, however, that any Advance requested during the Discretionary Period will be made at Lenders sole discretion; and provided further, that any Advance made during the

         Discretionary Period may not cause the aggregate of outstanding

         Advances to exceed the Total Commitment.   "TOTAL COMMITMENT" means as

         of any date of determination the amount of $100,000,000 less the

         Affiliate Loan Balance as of such date.  The amounts advanced hereunder shall constitute one general obligation of Borrower to

         Lender and shall be secured by Lender's security interests and Liens upon all of the Collateral on a pari passu basis and by a Guaranty from each REO Affiliate.



                 Within the limits of this Section 2.01, and during the

         Availability Period, Borrower may borrow, prepay, pursuant to Section

         3.03 hereof, and reborrow under this Section 2.01.  Each advance

         (including the Initial Advance) made by Lender hereunder is referred to herein as an "ADVANCE."  The Initial Advance shall be made in an amount not to exceed the Initial Commitment, and each Advance thereafter shall be in an amount not to exceed the Maximum Advance

         Amount.  A portion of any Advance may be used to make loans to REO

         Affiliates, each such loan to be evidenced by an REO Note, for the purpose of acquiring REO Property included in such Asset Portfolio.



                 All Advances shall be used by Borrower for the purpose of

         financing the acquisitions by Borrower or its REO Affiliates of Asset

         Portfolios unless otherwise agreed in writing by Lender.



                 (b)      Termination Date; Maturity Date.  Lender and Borrower

         may mutually agree to extend the Termination Date of the revolving line of credit for an additional twelve- (12) month period; provided,

         however, that Lender shall have no obligation to extend the

         Termination Date, such decision being at Lender's sole discretion, and provided further, that any such agreement to extend shall be in writing and signed by Lender and Borrower.  Borrower must request such an extension in writing at least ninety (90) days prior to the

         Termination Date and Lender shall respond to such request within five

         (5) business days of receipt thereof.  In the event Lender notifies

         Borrower that the Facility will not be extended, the Obligation shall be due and payable in full ninety (90) days following the Termination

         Date (the "MATURITY DATE").



                 (c)      Non-Utilization Fee.  In addition to the payments

         provided for in Section 3 hereof, Borrower shall pay to Lender on

         September 19, 1998, a non-utilization fee in the amount of one-half of one percent (.5%) of an amount equal to (i) $100,000,000 less (ii) the aggregate amount of all Advances made hereunder and under the

         Affiliate Loan Agreements through September 19, 1998 (the "UTILIZED

         ADVANCES"), provided, however, that such non-utilization fee shall not be due and payable in the event that either (i) the amount of the

         Utilized Advances exceeds $50,000,000 or (ii) no Advance is made hereunder.



                 (d)      Records of Loans and Payments.  Lender is hereby

         authorized, but is not required, to record the date and principal amount of each Advance and each repayment of an Advance on the schedule attached to the Note.

         2.02.   Manner of Advance.



                 (a)      Borrowing Request.  Each request by Borrower to

         Lender for an Advance under Section 2.01 hereof (a "BORROWING

         REQUEST") shall specify, among other information, the aggregate amount of such requested Advance, the requested date of such Advance, and the wiring instructions pursuant to which the Advance should be disbursed.

         Borrower shall furnish to Lender the Borrowing Request at least three

         (3) Business Days prior to the Effective Date for such Advance (which must be a Business Day).  Any such Borrowing Request shall be in the form attached hereto as Exhibit "D".  Each requested Advance shall be in an aggregate principal amount of at least $1,000,000 or any greater integral multiple of $1,000.



                 Each Borrowing Request shall be irrevocable and binding on

         Borrower and, in respect of the Advance specified in such Borrowing

         Request, Borrower shall indemnify Lender against any cost, loss or expense incurred by Lender as a result of any failure to fulfill, on or before the date specified for such Advance, the conditions to such

         Advance set forth herein.



                 (b)      Funding.  On the Effective Date of an Advance

         specified in the Borrowing Request, subject to satisfaction of the applicable conditions precedent set forth herein, Lender shall initiate a wire or other transfer of immediately available funds in the manner set forth in the Borrowing Request and subject to the terms

         and conditions hereof.   Lender may deduct from the amount of the

         Advance so transferred the amount of fees and expenses to be paid to

         Lender as provided for in this Agreement.  If Lender chooses not to withhold such fees and expenses from the funding amount, Borrower shall pay the amount of such fees and expenses immediately upon presentation of an invoice by Lender.



         2.03.   Interest Rate.  The unpaid principal of each Advance shall bear interest from the Effective Date of such Advance until paid at a rate per annum which shall be equal to the lesser of (a) the Maximum Rate or (b) either

(i) for each day during which the outstanding balance of the Utilized Advances is less than $50,000,000, the sum of the LIBOR Rate in effect from time to time, plus two and one-half percent (2.5%) or (ii) for each day during which the outstanding balance of the Utilized Advances is greater than or equal to

$50,000,000, the sum of the LIBOR Rate in effect from time to time, plus two and one-quarter percent (2.25%).  All past due principal of, and to the extent permitted by applicable law, interest on, the Note shall bear interest until paid at the lesser of (a) the Default Rate or (b) the Maximum Rate.



                                   SECTION 3



                             NOTE AND NOTE PAYMENTS



         3.01.   Revolving Credit Note.  The Advances made by Lender shall be evidenced by a revolving credit note (the "NOTE") of Borrower, which Note shall

(a) be dated the date hereof, (b) be in an amount equal to $100,000,000, (c) be payable to the order of Lender at the office of Lender, (d) bear interest in accordance with Section 2.03 hereof, and (e) be in the form of Exhibit "A"

attached hereto with blanks appropriately completed in conformity herewith.

Notwithstanding the principal amount of the Note as stated on the face thereof,

the amount of principal actually owing on the Note at any given time shall be the aggregate of all Advances theretofore made to Borrower hereunder, less all payments of principal theretofore actually received hereunder, by Lender.

Lender is authorized, but not required, to endorse on the schedule attached to the Note appropriate notations evidencing the date and amount of each Advance as well as the amount of each payment made by Borrower hereunder.



         3.02.   Principal Payments.  The unpaid principal amount of the Note shall be due and payable from distributions of Net Collections and Excess Cash

Flow, as set forth in Section 3.06 herein.  All unpaid principal, together with accrued-but-unpaid interest on the Note, shall be due and payable in full on the Maturity Date notwithstanding the amount of Net Collections and Excess Cash

Flow collected and distributed theretofore.

         3.03.   Prepayments.



                 (a)      Optional Prepayments.  Borrower may, without premium

         or penalty, upon three (3) Business Days prior written notice to

         Lender, prepay the principal of the Note then outstanding, in whole or in part, at any time or from time to time; provided, however, that each prepayment of less than the full outstanding principal balance of the Note shall be in an amount not less than $1,000,000 or an integral multiple thereof.



                 (b)      Mandatory Prepayments Upon the Occurrence of

         Collateral Impairment Event.  Upon the occurrence of a Collateral

         Impairment Event, Borrower shall immediately pay to Lender, as a prepayment on the Note, an amount such that, after giving effect to such payment, the Advance Ratio exceeds the NPV Ratio.



                 (c)      Mandatory Prepayments from Net Collections.  In

         addition to the foregoing, Borrower shall make payments on the outstanding principal balance of the Note from distributions of Net

         Collections and Excess Cash Flow, required by Sections 3.06(b) and

         3.06(c) hereunder.



                 (d)      General Prepayment Provisions.  Any prepayment of the

         Note hereunder shall be (i) made together with interest accrued

         (through the date of such prepayment) on the principal amount prepaid,

         and (ii) applied first to accrued interest and then to principal.



         3.04.   Interest Payments  Interest on the unpaid principal amount of each Advance shall be payable monthly as it accrues on the tenth (10th) day of each month hereafter, commencing April 10, 1998, and at the Maturity Date (each such date an "INTEREST PAYMENT DATE").  Interest payable on each Interest

Payment Date shall be all interest accrued and unpaid through the last day of the month preceding the Interest Payment Date.  In the event that the amount of accrued and unpaid interest on the Loan payable on any Interest Payment Date exceeds the Net Collections available on such Interest Payment Date, payment of such excess amount of interest (the "DEFERRED INTEREST") may be deferred for a period of up to three months; provided, however, that the outstanding principal balance of the Loan plus the amount of Deferred Interest hereunder shall never exceed the Total Commitment and; provided further, that the Deferred Interest shall not be permitted if, after giving effect to such Deferred Interest, a

Collateral Impairment Event exists.  All such Deferred Interest shall bear interest at the rate provided for herein, to the extent permitted by applicable law, and shall not be deemed past-due until the Interest Payment Date three months following the Interest Payment Date such Deferred Interest was originally due.



         3.05.   Calculation of Interest Rates.  Interest on the unpaid

principal outstanding under the Note shall be calculated on the basis of the actual days elapsed in a year consisting of 360 days.



         3.06.   Lockbox Account; Distributions of Net Collections;

Distributions of Excess Cash Flow.



                 (a)      Lockbox Account.  All Net Collections shall be

         directed to and deposited into the Lockbox Account and shall be accounted for and tracked on an Asset Portfolio basis.  Any payments or other proceeds of Collateral received by Borrower shall be deemed received by Borrower in trust for the owner or beneficiary of the

         Lockbox Account and shall be forthwith deposited by Borrower,

         immediately upon receipt, into the Lockbox Account in the form received, duly endorsed by Borrower for deposit into the Lockbox

         Account.



                 (b)      Distributions of Net Collections.  On each Interest

         Payment Date, the Net Collections with respect to an Asset Portfolio will be withdrawn from the Lockbox Account and applied in the following priorities:



                          (i)     First, (A) to transfer out of the Lockbox

                 Account any funds that do not constitute Net Collections and that were erroneously deposited to the Lockbox Account and (B)

                 to transfer any Tax Escrow Payments related to such Asset

                 Portfolio received from Account Debtors to the appropriate Tax

                 Escrow Account in an amount requested by the

                 Servicer, which amount shall represent the total amount of Tax

                 Escrow Payments related to such Asset Portfolio paid into the

                 Lockbox Account prior to such Interest Payment Date to the extent not previously deposited in the Tax Escrow Account;



                          (ii)    Second, to the payment to Lender of all

                 accrued and unpaid interest on the Advance made to acquire such Asset Portfolio;



                          (iii)   Third, to the payment to Lender of any

                 Deferred Interest existing as of such Interest Payment Date,

                 including any Deferred Interest arising after giving effect to distributions of Net Collections attributable to all Asset

                 Portfolios on such Interest Payment Date;



                          (iv)    Fourth, to the payment of any fees and

                 expenses then due and payable to Lender under this Agreement or any of the other Loan Papers, and to payment of fees and expenses due to the Lockbox Bank and the Collateral Custodian;



                          (v)     Fifth, to the payment to the Servicer of any

                 servicing fees then due to the Servicer with respect to such

                 Asset Portfolio pursuant to the terms of the Servicing

                 Agreement;



                          (vi)    Sixth, to the payment of any Protective

                 Advances made by Borrower, or Servicer with respect to such

                 Asset Portfolio, provided such payment is not otherwise

                 prohibited hereunder or subject to Lender's approval;



                          (vii)   Seventh, unless such payment is prohibited

                 hereunder, to the payment to NationsBank of Texas, N.A., for deposit into the Operating Reserve Account maintained for such

                 Asset Portfolio, of such amount as may be requested by

                 Borrower in connection with such Asset Portfolio, provided such payment shall not exceed (A) three percent (3%) of the

                 Net Purchase Price of such Asset Portfolio until expense

                 budgets for such Asset Portfolio are agreed upon by Borrower and Lender and (B) thereafter, the budgeted expenses for such

                 Asset Portfolio; and



                          (viii)  Eighth, the balance to be paid to Lender, to

                 be applied as principal payments on the Loan; provided,

                 however, that if, on such Interest Payment Date, no Pool

                 Collateral Impairment Event exists, such portion of the

                 balance shall be paid to Lender until the NPV Ratio for such

                 Asset Portfolio, is less than seventy percent (70%).



                 (c)      Distributions of Excess Cash Flow.    Any Net

         Collections with respect to an Asset Portfolio remaining after making all of the foregoing disbursements shall constitute "EXCESS CASH FLOW"

         and shall be distributed on each Interest Payment Date as follows:



                          (i)     First, to the payment to Lender, (as a

                 principal payment) in an amount equal to the greater of: (A)

                 seventy percent (70%) of Excess Cash Flow; and (B) the product of multiplying (1) the Excess Cash Flow and (2) a percentage obtained by adding (a) the NPV Ratio calculated for such Asset

                 Portfolio, and (b) ten percent (10%); and



                          (ii)    Second, provided no Event of Default,

                 Potential Default, or Collateral Impairment Event has occurred and is continuing, to Borrower in the amount of the remaining balance of Excess Cash Flow with such distribution limited such that the NPV Ratio will not be higher than the ratio

                 existing after the prior month's distributions.



Notwithstanding the foregoing, if an Event of Default or a material Potential

Default shall have occurred and be continuing, or if a Collateral Impairment

Event exists, all Net Collections shall be distributed as Lender shall direct, and Lender shall be entitled to withdraw and apply all Net

Collections and all amounts on deposit in the Lockbox Account, the Operating

Reserve Account and the Property Accounts to pay down amounts outstanding hereunder and under the Note.



         3.07.   Manner and Application of Payments.  All payments of principal of, and interest on, the Note to or for the account of Lender shall be made by

Borrower to Lender before 12:00 noon (New York Time), by wire transfer in

Dollars at Lender's principal lending office in New York.  Should the principal of, or any installment of the principal or interest on, the Note, or any

Non-Utilization Fee, become due and payable on a day other than a Business Day,

the maturity thereof shall be extended to the next succeeding Business Day and interest shall be payable with respect to such extension.  All payments made on the Note shall be credited, to the extent to the amount thereof, in the following manner:  (a) first, against the amount of interest accrued and unpaid on the Note as of the date of such payment; and (b) second, as a prepayment of outstanding Advances under the Note.



         3.08.   Taxes.



                 (a)      Any and all payments by Borrower hereunder or under

         the Note shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges,

         or withholdings, and all liabilities with respect thereto (hereinafter referred to as "TAXES"), excluding, in the case of Lender, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction under the laws of which Lender is organized or is or should be qualified to do business, or any political subdivision thereof and, in the case of Lender, taxes imposed on its income, and franchise taxes imposed on it by the jurisdiction of Lender's lending office or any political subdivision thereof.  If Borrower shall be required by law to deduct any taxes (i.e., such taxes, liens, imposts,

         deductions, charges, withholdings, and liabilities for which Borrower is responsible under the preceding sentence) from or in respect of any sum payable hereunder or under the Note to Lender, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 3.08), Lender receives an amount equal to the sum it would have received had no such deductions been made,

         (ii) Borrower shall make such deductions and (iii) Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.



                 (b)      In addition, Borrower agrees to pay any present or

         future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or under the Loan Papers or from the execution, delivery, or registration of, or otherwise with respect to, this Agreement or the other Loan Papers (hereinafter referred to as "OTHER TAXES").



                 (c)      Borrower will indemnify Lender for the full amount of

         Taxes or Other Taxes (including, without limitation, any Taxes or

         Other Taxes imposed by any jurisdiction on amounts payable under this

         Section 3.08) paid by Lender or any liability (including penalties and interest) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted.  This indemnification shall be made within 30 days from the date Lender makes written demand therefor.



                 (d)      Within 30 days after the date of any payment of

         Taxes, Borrower will furnish to Lender, at its address referred to herein, the original or a certified copy of a receipt evidencing payment thereof.



                 (e)      Without prejudice to the survival of any other

         agreement of Borrower hereunder, the agreements and obligations of

         Borrower contained in this Section 3.08 shall survive the payment in full of principal and interest hereunder and under the other Loan

         Papers.

         3.09.   Reserve Funds.   Borrower shall establish an account with the

Lockbox Bank (the "OPERATING RESERVE ACCOUNT") to deposit cash available for distribution under Section 3.06(b)(vii) for the sole purposes of (a) making

Protective Advances, (b) funding property improvement expenses, and (c) funding

Permitted Lease-Up Expenses with respect to REO Property.  The Operating

Reserve Account will be established for Borrower and pledged to Lender pursuant to a Security Agreement, Assignment of Deposits and Money Market Instruments in

form and substance acceptable to Lender (the "PLEDGE OF ACCOUNTS").



                                   SECTION 4



                   SPECIAL PROVISIONS FOR LIBOR RATE ADVANCES



         4.01.   Inadequacy of LIBOR Rate Loan Pricing.  If with respect to any

LIBOR Rate Advance, Lender determines that, by reason of circumstances affecting the interbank eurodollar market generally, deposits in Dollars (in the applicable amounts) are not being offered to Lender in the interbank eurodollar market then Lender shall forthwith give notice thereof to Borrower,

whereupon until Lender notifies Borrower that the circumstances giving rise to such suspension no longer exist, (a) the obligation of Lender to make LIBOR

Rate Advances shall be suspended and (b) Borrower shall either (i) repay in full the then-outstanding principal amount of the LIBOR Rate Advances, together with accrued interest thereon, or (ii) convert such LIBOR Rate Advances to

Advances bearing a comparable alternative interest rate as reasonably determined by Lender (the "ALTERNATIVE RATE ADVANCES").



         4.02.   Illegality.  If, after the date of this Agreement, the

adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental

Authority, central bank, or comparable agency charged with the interpretation or administration thereof, or compliance by Lender with any request or directive (whether or not having the force of law) of any such authority,

central bank or comparable agency shall make it unlawful or impossible for

Lender to make, maintain, or fund LIBOR Rate Advances, and Lender is so notified, Lender shall give notice thereof to Borrower.  Upon receipt of such notice, Borrower shall immediately either (a) repay in full the then outstanding principal amount of the LIBOR Rate Advances, together with accrued interest thereon, or (b) convert such LIBOR Rate Advances to Alternative Rate

Advances.



         4.03.   Duration of Alternative Rate Advances.  If notice has been given pursuant to Section 4.02 requiring the LIBOR Rate Advances to be repaid or converted, then unless and until Lender notifies Borrower that the circumstances giving rise to such repayment no longer apply, all Advances shall be Alternative Rate Advances.  If Lender notifies Borrower that the circumstances giving rise to such repayment no longer apply, Borrower may thereafter select Advances to be LIBOR Rate Advances in accordance with Section

2.03 of this Agreement.



         4.04.   Increased Costs.  If any Governmental Authority, central bank,

or other comparable authority, shall at any time impose, modify, or deem applicable any requirement or any other condition affecting Lender's Advances hereunder, the Note or its obligation to make LIBOR Rate Advances, and the result of any of the foregoing is to increase the cost to Lender of making or maintaining its LIBOR Rate Advances, or to reduce the amount of any sum received or receivable by Lender under this Agreement, or under the Note, by an amount deemed by Lender to be material, then, within five (5) days after demand by Lender, Borrower shall pay to Lender such additional amount or amounts as will compensate Lender for such increased cost or reduction.  Lender will promptly notify Borrower of any event of which it has knowledge, occurring after the date hereof, which will entitle Lender to compensation pursuant to this Section 4.  A certificate of Lender claiming compensation under this

Section and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error.  If Lender demands compensation under this Section, then Borrower may at any time upon notice to Lender, either (i) repay in full the then outstanding LIBOR Rate

Advances, together with accrued interest thereon to the date of prepayment or

(ii) convert such LIBOR Rate Advances to Alternative Rate Advances in accordance with the provisions of this Loan Agreement.

                                   SECTION 5



                         REPRESENTATIONS AND WARRANTIES



         To induce Lender to make the Loans hereunder, Borrower represents and warrants to Lender that:



         5.01.   Organization and Good Standing.  Borrower (i) is a limited partnership duly organized and validly existing under the laws of the State of

Texas, (ii) has duly qualified and is authorized to do business and is in good standing in all states and jurisdictions where the character of its assets or the nature of its activities make such qualification necessary, where the failure to qualify could have a Material Adverse Effect, (iii) has the power and authority to own its properties and assets and to transact the business in which it is engaged, (iv) is or will be qualified in those states wherein it proposes to transact business in the future where the failure to qualify could have a Material Adverse Effect, and (v) has not been known as or used any corporate, fictitious, or trade names in the past.  Each REO Affiliate (i) is a limited partnership duly organized and validly existing under the laws of the

State of Texas, (ii) has duly qualified and is authorized to do business and is in good standing in all states and jurisdictions where the character of its assets or the nature of its activities make such qualification necessary where the failure to qualify could have a Material Adverse Effect, (iii) has the power and authority to own its properties and assets and to transact the business in which it is engaged, (iv) is or will be qualified in those states wherein it proposes to transact business in the future where the failure to qualify could have a Material Adverse Effect, and (v) has not been known as or used any corporate, fictitious, or trade names in the past.  The chief executive office and principal place of business of  the Borrower and each REO

Affiliate is at the address identified as Borrower's address in Section 12.05.



         5.02.   Authorization and Power.  Borrower, Servicer, and each REO

Affiliate have the power and requisite authority to execute, deliver, and perform this Agreement, the Note, and the other Loan Papers to which they are a party; Borrower, Servicer and each REO Affiliate are duly authorized to and all necessary action has been taken to authorize Borrower, Servicer, and each REO

Affiliate to execute, deliver, and perform such Loan Papers and such Persons are and will continue to be duly authorized to perform this Agreement, the

Note, and such other Loan Papers to which they are a party.



         5.03.   No Conflicts or Consents.  Neither the execution and delivery of this Agreement, the Note, or the other Loan Papers, nor the consummation of any of the transactions herein or therein contemplated, nor compliance with the terms and provisions hereof or with the terms and provisions thereof, will contravene or materially conflict with any provision of law, statute, or regulation to which Borrower or any REO Affiliate is subject or any judgment,

license, order, or permit applicable to Borrower or any REO Affiliate, or any indenture, loan agreement, mortgage, deed of trust, or other agreement or instrument to which Borrower or any REO Affiliate is a party or by which

Borrower or any  REO Affiliate may be bound, or to which Borrower or any REO

Affiliate may be subject, or violate any provision of the partnership agreement of Borrower or any REO Affiliate.  No consent, approval, authorization, or order of any court or Governmental Authority or third party is required in connection with the execution and delivery by Borrower or any REO Affiliate of the Loan Papers to which it is a party or to consummate the transactions contemplated hereby or thereby.



         5.04.   Enforceable Obligations.  This Agreement, the Note, and the

other Loan Papers are the legal and binding obligations of Borrower and each

REO Affiliate, as applicable, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to the enforcement of creditors' rights and general equity principles.



         5.05.   No Liens.  Except for Permitted Liens, all of the properties and assets of Borrower and each REO Affiliate are free and clear of all mortgages, liens, encumbrances, and other adverse claims of any nature and

Borrower and each REO Affiliate have and will have good and indefeasible title to their respective properties and assets.

         5.06.   Financial Condition.  Borrower has delivered to Lender copies of the most recent consolidated balance sheet of Borrower, if any, and the related consolidated statements of income, stockholders' equity and changes in financial position for the year ended on such date, certified by KPMG Peat

Marwick L.L.P., independent certified public accountants; such financial statements are true and correct, fairly present the financial condition of

Borrower as of such date, and have been prepared in accordance with Generally

Accepted Accounting Principles applied on a basis consistent with that of prior periods; as of the date hereof, there are no obligations, liabilities or indebtedness (including contingent and indirect liabilities and obligations or unusual forward or long-term commitments) of Borrower which are (separately or in the aggregate) material and are not reflected in such financial statements;

no changes having a Material Adverse Effect have occurred in the financial condition or business of Borrower since December 31, 1997.



         5.07.   Full Disclosure.  There is no material fact that Borrower has not disclosed to Lender which could have a Material Adverse Effect on the properties, business, prospects, or condition (financial or otherwise) of

Borrower, Servicer, or each REO Affiliate.  Neither the financial statements referred in Section 5.06 hereof, nor any certificate or statement delivered herewith or heretofore by Borrower to Lender in connection with negotiations of this Agreement, nor any statements, reports, or other documents or information delivered to Lender pursuant to this Agreement, the Loan Papers, or the

Servicing Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary to keep the statements contained herein or therein from being misleading, inaccurate, incomplete, or incorrect.



         5.08.   No Default; Potential Default.  No event has occurred and is continuing which constitutes an Event of Default or Potential Default.



         5.09.   Material Agreements.  Schedule 5.09 attached hereto contains a list of all material agreements (including without limitation all agreements which, if breached, could directly or indirectly result in a Material Adverse

Effect but excluding the Loan Papers) of Borrower and each REO Affiliate.

Neither Borrower nor any REO Affiliate is in default in any material respect under any loan agreement, indenture, mortgage, security agreement, or other material agreement or obligation to which it is a party or by which any of its properties is bound.



         5.10.   No Litigation.  Except as described on Schedule 5.10, there are no actions, suits or legal, equitable, arbitration, or administrative proceedings pending, or to the knowledge of Borrower threatened, against

Borrower or any REO Affiliate or any of their respective assets that would, if adversely determined, result in a Material Adverse Effect.



         5.11.   Burdensome Contracts.  Neither Borrower nor any Subsidiary is

a party to, or bound by, any contract which has a Material Adverse Effect on the business, operations, or financial condition of Borrower or any Subsidiary.



         5.12.   Taxes.  All tax returns required to be filed by Borrower and each REO Affiliate in any jurisdiction have been filed and all taxes (including mortgage recording taxes), assessments, fees, and other governmental charges upon Borrower or any REO Affiliate or upon any of their properties, income, or franchises have been paid prior to the time that such taxes could give rise to a lien thereon, except for Permitted Liens.  There is no proposed tax assessment against Borrower or any REO Affiliate and there is no basis for such assessment.



         5.13.   Principal Office, Etc.  The principal office, chief executive office and principal place of business of Borrower is at 6400 Imperial Drive,

P.O. Box 8216, Waco, Texas, 76714-8216.  Borrower maintains its principal records and books at such address.



         5.14.   ERISA.  No Plan exists.



         5.15.   Compliance with Law.  Each of Borrower, Servicer, and each REO

Affiliate has duly complied with, and its assets, business operations, and leaseholds are in compliance in all material respects with, the provisions of all federal, state, and local laws, rules, regulations,

and orders (including, without limitation, Applicable Environmental Laws)

applicable to Borrower, Servicer, or any REO Affiliate, as the case may be, and their respective assets or the conduct of their respective businesses and they each possess all required licenses, permits, authorizations, and approvals for the conduct of their business, the ownership of their properties, and their execution, delivery, and performance of the Loan Papers.  Neither Borrower nor any of the REO Property or the Underlying Real Estate is in material violation of any Applicable Environmental Law or subject to any existing, pending or overtly threatened investigation by any Governmental Authority under any

Applicable Environmental Law.  To the best knowledge of Borrower, no Hazardous

Substance (a) has been disposed of or released on any of REO Property or the

Underlying Real Estate or (b) is located thereon.  No REO Property, Underlying

Real Estate, or any property adjoining any REO Property or Underlying Real

Estate is being used, or, to Borrower's best knowledge, has been used at any time, for the generation, disposal, storage, treatment, processing, or other handling of any Hazardous Substance, and no environmental permits are required for the operation of the businesses or other activities being conducted on any

REO Property or Underlying Real Estate.  The foregoing provisions of this

Section 5.15 are subject to the following qualifications: (a) the use by the owners of any Underlying Real Estate of limited quantities of Hazardous

Substances in the ordinary conduct of their business and in accordance with industry customs and all Applicable Environmental Laws shall not be a breach of the representations of this Section 5.15 and (b) such representations are subject to the exception of (i) with respect to Borrower, all matters disclosed to Lender in writing before the date of this Agreement and (ii) with respect to any Assets, all matters disclosed to Lender in writing before the date of acquisition of such Asset.



         5.16.   Government Regulation.  Borrower is not subject to regulation under the Public Utility Holding Borrower Act of 1935, the Federal Power Act,

the Investment Company Act of 1940, the Interstate Commerce Act (as any of the

preceding acts have been amended), or any other law (other than Regulation X)

which regulates the incurring by Borrower of Indebtedness, including but not limited to laws relating to common contract carriers or the sale of electricity, gas, steam, water, or other public utility services.



         5.17.   No Subsidiaries. Borrower has not formed or acquired any

Subsidiary.



         5.18.   Solvency.  As of the date hereof, and after giving effect to each transaction contemplated in a Borrowing Request, (a) the aggregate fair market value of Borrower's assets exceed, and will exceed, its liabilities

(whether contingent, subordinated, unmatured, unliquidated, or otherwise), (b)

Borrower has, and will have, sufficient cash flow to enable it to pay its debts as they mature, and (c) Borrower has, and will have, a reasonable amount of capital to conduct its business as presently contemplated.



         5.19.   Ownership of Borrower, Servicer and REO Affiliate. FirstCity

Commercial Corporation, a Texas corporation ("FIRSTCITY") and CFSC Capital

Corp. II, a Delaware corporation ("CFSC"), own a 49.5% and 50% limited partnership interest in Borrower respectively.  FC Assets Corp., a Texas

Corporation ("FC CORP") owns 0.5% general partnership interest in Borrower.  FC

Corp is the wholly-owned subsidiary of FirstCity.  Borrower owns or will own a

99.5% limited partnership interest in FC Properties One, Ltd., a Texas limited partnership ("PROPERTIES ONE"), FC Properties Three, Ltd., a Texas limited partnership ("PROPERTIES THREE"), FC Properties Five, Ltd., a Texas limited partnership  ("PROPERTIES FIVE"), and FC Properties Six, Ltd., a Texas limited partnership ("PROPERTIES SIX").  FC Assets One Corp., a Texas corporation

("ASSETS ONE"), owns a 0.5% general partnership interest in Properties One.  FC

Assets Three Corp., a Texas corporation ("ASSETS THREE"), owns a 0.5% general partnership interest in Properties Three.  FC Assets Five Corp., a Texas corporation ("ASSETS FIVE"), owns a 0.5% general partnership interest in

Properties Five.  FC Assets Six Corp., a Texas corporation ("ASSETS SIX"), owns a 0.5% general partnership interest in Properties Six.  Each of Assets One,

Assets Three, Assets Five, and Assets Six are the wholly-owned subsidiaries of

FC Assets.



         5.20.   Service of Process.  Borrower has appointed CT Corporation

System to be its agent for service of process in New York and CT Corporation

System has accepted such appointment.

         5.21.   Representations and Warranties.  Each Borrowing Request shall constitute, without the necessity of specifically containing a written statement, a representation and warranty by Borrower that no Event of Default exists and that all representations and warranties contained in this Section 5 or in any other Loan Paper are true and correct at and as of the date of such

Borrowing Request and as of the date the Advance is to be made.



         5.22.   Survival of Representations, Etc.  All representations and warranties by Borrower herein shall survive delivery of the Note and the making of the Loans, and any investigation at any time made by Lender shall not diminish Lender's right to rely on such representations and warranties.



                                   SECTION 6



                              CONDITIONS PRECEDENT



         6.01.   Initial Advances.  The obligation of Lender to make its

initial Advance hereunder is subject to the condition precedent that, on or before the date of such Advance, Lender shall have received the following, each dated as of the date of such Advance, in form and substance satisfactory to

Lender:



                 (a)      Revolving Credit Note; Loan Papers.  A duly executed

         Note, drawn to the order of Lender, in the form of Exhibit "A"

         attached hereto with appropriate insertions, together with the other

         Loan Papers, duly executed and delivered by the parties thereto and,

         where applicable, duly acknowledged and in recordable form;



                 (b)      Opinion of Counsel.  The favorable, written opinions

         of (i) counsel to Borrower, each General Partner, each REO Affiliate,

         and the Servicer regarding Borrower, each General Partner, each REO

         Affiliate, the Servicer, the Loan Papers, and the transactions contemplated by the Loan Papers; (ii) counsel satisfactory to Lender qualified in such jurisdiction(s) as Lender deems appropriate to the effect that Lender's security interest in the Collateral Loans acquired with the proceeds of the initial Advance is perfected by possession of the notes held by Lender or the Collateral Custodian and that the recording of an assignment of mortgage is not necessary to perfect such security interest; and (iii) such other opinions as

         Lender may reasonably request;



                 (c)      Officer's Certificate.  A certificate signed by a

         duly authorized officer of FC Assets on behalf of the Borrower, in form and substance reasonably satisfactory to Lender stating that (to the best knowledge and belief of such officer, after reasonable and due investigation and review of matters pertinent to the subject matter of such certificate):  (i) all of the representations and warranties contained in Section 5 hereof, and the other Loan Papers are true and correct as of the Effective Date of such Advance; and

         (ii) no event has occurred and is continuing, or would result from the

         Advance, which constitutes an Event of Default or Potential Default;



                 (d)      Organizational Documents.  True, correct, and

         complete copies of the following in form and substance reasonably satisfactory to Lender: the partnership certificates of Borrower and each REO Affiliate; a copy of the partnership agreements of Borrower and each REO Affiliate; articles of incorporation and bylaws of each

         General Partner; all such documents to be certified as of the Closing

         Date by the appropriate general partner or corporate officer, as applicable, together with appropriate partnership and corporate resolutions on behalf of the partners of Borrower and each REO

         Affiliate and the boards of directors of the General partners; and

         certificates of existence and good standing from the Secretary of

         State of the State of Texas or Delaware, as applicable, relating to the continuing existence of Borrower, any such REO Affiliate and the

         General Partner;



                 (e)      Resolutions of General Partners.  Resolutions of each

         General Partner approving the execution, delivery, and performance of this Agreement, the Note, and the other Loan Papers and the transactions contemplated herein and therein, on behalf of Borrower and each REO Affiliate, as applicable, duly adopted by such General

         Partner's board of directors and accompanied by a certificate of the secretary of each such General Partner that such resolutions are true

         and
         correct, have not been altered or repealed, and are in full force and effect all in form and substance reasonably satisfactory to Lender;



                 (f)      Incumbency Certificate.  A signed certificate of the

         secretary of each General Partner which shall certify the names of the officers of Borrower and each REO Affiliate, as applicable, authorized to sign each of the Loan Papers and the other documents or certificates to be delivered pursuant to the Loan Papers by Borrower or any REO Affiliate, together with the true signatures of each such officer.  Lender may conclusively rely on such certificate until it shall receive a further certificate of the secretary of any General

         Partner canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate;



                 (g)      Certificates.  Certificates of existence and good

         standing for Borrower, each General Partner, and each REO Affiliate,

         issued by the Texas Secretary of State, and certificates of qualification and good standing (or other similar instruments) for

         Borrower, each General Partner, and each REO Affiliate, issued by the

         Secretary of State of each State wherein Borrower, each General

         Partner, and each REO Affiliate, as applicable, is qualified to do business as a foreign corporation, each dated within ten (10) days of the initial Advance;



                 (h)      Recordable Documents.  UCC financing statements and

         other filings or recordings required by Lender;



                 (i)      Lien Searches.  Current lien searches evidencing that

         the liens of Lender, upon the Collateral are first and prior Liens,

         subject only to Permitted Liens;



                 (j)      Insurance.  If available, evidence of insurance and

         loss payee endorsements required hereunder or other Loan Papers and certificates or binders of insurance policies evidencing the insurance required by Section 9.04 hereof and/or endorsements naming Lender as loss payee, all at Borrower's cost and expense;



                 (k)      Additional Information.  Such other information and

         documents as may reasonably be required by Lender and Lender's counsel.



         6.02.   All Advances.  The obligation of Lender to make any Advance under this Agreement to acquire an Asset Portfolio (including the initial

Advance) shall be subject to the following additional conditions precedent:



                 (a)      No Defaults; No Potential Defaults; No Collateral

         Impairment Event; Maximum Advance Amount.  As of the date of such

         Advance there exists no Potential Default, Event of Default, or

         Collateral Impairment Event, and the Advance does not exceed the

         Maximum Advance Amount;



                 (b)      Compliance with Loan Agreement.  Borrower, each REO

         Affiliate, and Servicer shall have performed and complied with all agreements and conditions contained herein or in any Loan Paper which are required to be performed or complied with by Borrower, each REO

         Affiliate, or Servicer before or at the date of such Advance;



                 (c)      No Material Adverse Effect.  As of the Effective Date

         of such Advance, no Material Adverse Effect has occurred in the business or financial condition of Borrower or Servicer;



                 (d)      Borrowing Request.  In the case of any Advance,

         Lender shall have received from FC Assets, a Borrowing Request three

         (3) Business Days prior to the Effective Date of such Advance, signed by an Authorized Officer of FC Assets, all of the statements of which shall be true and correct, certifying that, as of the date thereof,

         (i) the amount of the requested Advance does not exceed the Maximum

         Advance Amount for the Asset Portfolio to be acquired with the proceeds of such Advance, (ii) all of the representations and warranties of Borrower and Servicer contained in this Agreement and each of the Loan Papers (including all computations of Net Present Values based on the Projected Net Collections figures set forth on the most recent Asset Portfolio Report delivered to

         Lender) executed by Borrower are true and correct, (iii) no event has occurred and is continuing, or would result from the Advance, which constitutes an Event of Default or Potential Default, (iv) no

         Collateral Impairment Event has occurred and is continuing, nor will the Advance result in a Collateral Impairment Event or Pool Collateral

         Impairment Event, (v) the purchase of the Assets included in the Asset

         Portfolio being financed with the Advance was underwritten by Borrower in accordance with its established underwriting requirements, (vi) the

         Assets included in the Asset Portfolio being financed with the Advance are of a type previously financed by Borrower, or an Affiliate of

         Borrower, with Lender or, if not, are assets which have been specifically approved by Lender for inclusion in the Asset Portfolio,

         and (vii) such other facts as Lender may reasonably request;



                 (e)      Representations and Warranties.  The representations

         and warranties contained in Section 5 hereof shall be true in all respects on the date hereof, on the date of each Borrowing Request and on the date of making of such Advance, with the same force and effect as though made on and as of such dates;



                 (f)      Bankruptcy Proceedings.  No proceeding or case under

         the United States Bankruptcy Code shall have been commenced by or against Borrower or any REO Affiliate;



                 (g)      Collateral.  With respect to the Asset Portfolio to

         be acquired with such Advance, Lender or the Collateral Custodian shall have confirmation of the existence and possession by Borrower of each note evidencing a Collateral Loan (or in the case of a lost note,

         a "LOST NOTE AFFIDAVIT" (herein so called) provided to Borrower pursuant to the terms of a Sale Agreement by the sellers), it being understood that Borrower shall deliver to Lender or the Collateral

         Custodian, (i) within one (1) Business Day of the Effective Date related to such Asset Portfolio, (A) the originally executed REO Notes and promissory notes evidencing each of the Account Debtor's obligations to repay the Collateral Loans, endorsed in blank by

         Allonge, or on the face of the notes themselves, as such notes may have been amended, supplemented, or otherwise modified as of the date of delivery or (B) Lost Note Affidavits, if appropriate, (ii) within fourteen (14) days after the Effective Date related to such Asset

         Portfolio, fully and originally executed copies of Collateral

         Assignments of the Collateral Loan Documents, and (iii) within twenty-one (21) days after the Effective Date related to such Asset

         Portfolio, fully and originally executed copies of all other

         Collateral Loan Documents related to such Asset Portfolio, all of the statements set forth in any Borrowing Request are true and correct as of the date the same is received by Lender and as of the date of

         Advance;



                 (h)      Equity Investments/Subordinated Loan.  Lender shall

         have received evidence that, upon the funding of the Advance requested, the Equity Contribution, if applicable, shall have been paid in full (as a result of equity investments in Borrower).  At the sole discretion of Lender, the equity investment related to the acquisition of an Asset Portfolio may be funded, in whole or in part,

         by additional Indebtedness of Borrower or an Affiliate of Borrower,

         subordinated in right of payment to the payment of the Obligation pursuant to a subordination agreement executed in favor of Lender, and in form and substance acceptable to Lender in its sole discretion;



                 (i)      Consents.  All consents, waivers, acknowledgments,

         releases, terminations, and other agreements and documents from third persons which Lender may reasonably deem necessary or desirable in order to permit, protect and perfect its security interest in and liens upon the Assets being acquired or to effectuate the provisions or purposes of this Agreement and the other Loan Papers, including,

         without limitation, all bailee notifications and acknowledgments of security interests, shall have been properly received;



                 (j)      Due Diligence Reports.   Lender or the Collateral

         Custodian shall have received with respect to each Asset being acquired by Borrower with the proceeds of the Advance, copies of the

         Due Diligence Reports and any additional information, report, or documentation that may be reasonably requested by Lender or its counsel.



                 (k)      Purchase Documentation.  Unless the Asset Portfolio

         being financed with the Advance is an Owned Asset Portfolio, Lender shall have received certified copies of all documentation related to

         Borrower's acquisition of the Asset Portfolio (including the Sale

         Agreement, any assignments to Borrower related thereto and the related closing statement) and the REO Affiliate's acquisition of title to REO

         Property together with evidence that all such documents (including the applicable Sale Agreement) have been duly authorized, executed, and delivered by the parties thereto, provided that to the extent any such documents are being executed and delivered on the Effective Date,

         Borrower shall deliver forms of all such documents on or prior to the

         Effective Date with the original documents to be delivered within three Business Days following the Effective Date; and



                 (l)      Security Documents.  Lender shall have received such

         additional Security Documents as Lender may reasonably require to ensure that Lender receives valid liens in all of the Assets in such

         Asset Portfolio.



                                   SECTION 7



                             AFFIRMATIVE COVENANTS



         So long as Lender has any commitment to make Advances hereunder, and until payment in full of the Note and the performance of the Obligation,

Borrower agrees that (unless Lender shall otherwise consent in writing):



         7.01.   Financial Statements, Reports and Documents.  Borrower shall deliver, or as appropriate shall ensure Servicer delivers, to Lender each of the following:



                 (a)      Quarterly Statements.  As soon as available, and in

         any event within forty-five (45) days after the end of each quarterly fiscal period of each fiscal year of Borrower, copies of the balance sheet of Borrower (reflecting REO Property as inventory), as of the end of such fiscal period, and statements of income and retained earnings and changes in financial position of Borrower for that quarterly fiscal period and for the portion of the Fiscal Year ending with such period, in each case setting forth in comparative form the figures for the corresponding period of the preceding fiscal year, all in reasonable detail, and certified by the chief financial officer of

         FC Assets as being true and correct and as having been prepared in accordance with Generally Accepted Accounting Principles, subject to year-end audit and adjustments;



                 (b)      Annual Statements.  As soon as available and in any

         event within one-hundred and twenty (120) days after the close of each fiscal year of Borrower, copies of the balance sheet of Borrower

         (reflecting REO Property as inventory) as of the close of such fiscal year and statements of income and retained earnings and changes in financial position of Borrower for such fiscal year, in each case setting forth in comparative form the figures for the preceding fiscal year, all in reasonable detail and accompanied by an opinion thereon

         (which shall not be qualified by reason of any limitation imposed by

         Borrower) of KPMG Peat Marwick L.L.P., or of other independent public accountants of recognized national standing selected by Borrower and satisfactory to Lender, to the effect that such financial statements have been prepared in accordance with Generally Accepted Accounting

         Principles consistently maintained and applied (except for changes in which such accountants concur) and that the examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and,

         accordingly, includes such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances.  A Compliance Letter signed by such accountants shall accompany each such opinion;

                 (c)      Audit Reports.  Promptly upon receipt thereof, one

         copy of each written report submitted to Borrower by independent accountants in any annual, quarterly or special audit made, it being understood and agreed that all audit reports which are furnished to

         Lender pursuant to this Section 7.01 shall be treated as confidential,

         but nothing herein contained shall limit or impair Lender's right to disclose such reports to any appropriate Governmental Authority or to use such information to the extent pertinent to an evaluation of the

         Obligation or to enforce compliance with the terms and conditions of this Agreement, or to take any lawful action which Lender deems necessary to protect its interests under this Agreement;



                 (d)      Compliance Certificate.  Within thirty (30) days

         after the end of each fiscal quarter of Borrower hereafter, a certificate executed by the chief financial officer or chief executive officer of each General Partner, stating that a review of the activities of Borrower and each REO Affiliate, as applicable, during such fiscal quarter has been made under his supervision and that

         Borrower and each REO Affiliate has observed, performed, and fulfilled each and every obligation and covenant contained herein and is not in default under any of the same or, if any such default shall have occurred, specifying the nature and status thereof;



                 (e)      Asset Portfolio Report.  As soon as practicable, and

         in any event within twenty-five (25) calendar days after the end of each month, an Asset Portfolio Report calculated as of the close of such month for all Assets;



                 (f)      Budgets.  Borrower will deliver to Lender, within

         ninety (90) days of the acquisition of any Asset Portfolio, as part of an Asset Portfolio Report, a budget for each Asset comprising such

         Asset Portfolio, reflecting the Projected Net Collections for each such Asset.  Lender shall have the right to review and approve each such budget and each such "APPROVED BUDGET" (herein so called), as modified and updated from time to time as provided for herein, shall be the basis for calculating the Net Present Value of such Asset for purposes of determining the occurrence of a Collateral Impairment

         Event or Pool Collateral Impairment Event.  Thereafter, Borrower shall deliver to Lender, with each Asset Portfolio Report, a revised budget and revised Net Present Value for each Asset with (i) an Allocated

         Purchase Price equal to or greater than $100,000.00, and (ii) a revised Net Present Value less than ninety percent (90%) or greater than one hundred and ten percent (110%) of the previously budgeted Net

         Present Value of such Asset.  Lender will have ten (10) days to approve the revised budget.  If Lender has not responded within ten

         (10) Business Days after receipt of the modified Net Present Values,

         the modified Net Present Values and revised budgets will be deemed to be approved by Lender.  If Lender does not approve any revised budget,

         Borrower and Lender shall attempt to agree upon an acceptable revised budget.  If no such agreement is reached within twenty (20) days after receipt of the modified Net Present Value and revised budget, the Net

         Present Value of such Asset shall be adjusted as Lender, in its sole discretion, shall reasonably deem appropriate.  Prior to Lender accepting Borrower's initial budget for each Collateral Loan and each

         REO Property, the present value of the Original Estimated Value attached to the related Borrowing Request, discounted at the related discount rate for such Asset, will be used as the Net Present Value.



         7.02.   Additional Reports.  Furnish to Lender, as soon as

practicable, such other information concerning the Assets, business,

properties, or financial condition of Borrower as Lender shall reasonably request in form reasonably satisfactory to Lender.  The delivery of any reports, statements, and other information by Borrower or Servicer shall be deemed a representation and warranty that the same is true, accurate, and complete except to the extent such reports or statements relate to estimates or projections of future collections or cashflows related to the Assets.



         7.03.   Payment of Taxes, Impositions and Other Indebtedness.

Borrower will pay and discharge and will cause each REO Affiliate to pay and discharge (a) all taxes, assessments, and governmental charges or levies imposed upon it or upon its income or profits, or upon any property belonging to it, and all Impositions in accordance with its normal and customary standards, and in any event before any foreclosure action may be completed with respect to any of Borrower's assets, (b) all lawful claims (including claims for
labor, materials, and supplies), which, if unpaid, might become a Lien upon any of its property and (c) all of its other Indebtedness, except as prohibited hereunder.



         7.04.   Filings. Borrower will file all federal, state, and local tax returns and other reports that Borrower is required by law to file and maintain adequate reserves for the payment of all taxes, assessments, governmental charges, and levies imposed upon it, its income, or its profits, or upon any assets belonging to it; and will cause each REO Affiliate to file all federal,

state, and local tax returns and other reports that such REO Affiliate is required by law to file and to maintain adequate reserves for the payment of all taxes, assessments, governmental charges, and levies imposed upon it, its income, or its profits, or upon any assets belonging to it.



         7.05    Maintenance of Existence and Rights; Conduct of Business.

Borrower will preserve and maintain its corporate existence and all of its rights, privileges, and franchises necessary or desirable in the normal conduct of its business, and conduct its business in an orderly and efficient manner consistent with good business practices and in accordance with all applicable laws, rules, regulations, and orders of any Governmental Authority.



         7.06.   Notice of Default; Notice of Collateral Impairment Event.

Borrower will furnish to Lender, immediately upon becoming aware of the existence of any condition or event which constitutes an Event of Default or

Potential Default, a written notice specifying the nature and period of existence thereof and the action which Borrower is taking or proposes to take with respect thereto.  Borrower will furnish to Lender, immediately upon becoming aware of the existence of a Collateral Impairment Event or a Pool

Collateral Impairment Event, a written notice of such Collateral Impairment

Event or Pool Collateral Impairment Event, as applicable, showing the calculations related thereto.



         7.07.   Other Notices.  Borrower will promptly notify Lender of (a)

any Material Adverse Effect, (b) any material default under any material agreement, contract, or other instrument to which it, or any REO Affiliate, is a party or by which any of its properties are bound, or any acceleration of the maturity of any Indebtedness owing by Borrower or the REO Affiliate, (c) any material adverse claim against or affecting Borrower or any of its properties or the REO Affiliate or any of the REO Properties, and (d) the commencement of,

and any material determination in, any litigation with any third party or any proceeding before any Governmental Authority affecting Borrower or the REO

Affiliate.



         7.08.   Compliance with Loan Papers.  Borrower will promptly comply,

and will cause Servicer and each REO Affiliate to promptly comply, with any and all covenants and provisions of this Agreement, the Note and all other of the

Loan Papers and other reasonable requests by Lender related to the Loan.



         7.09.   Compliance with Material Agreements.  Borrower will comply,

and will cause Servicer and each REO Affiliate to comply, in all material respects with all material agreements, indentures, mortgages, or documents binding on it or affecting its properties or business.



         7.10.   Operations and Properties.  Borrower and each REO Affiliate will act prudently and in accordance with Standard Industry Practices and the applicable rules and standards of the local Governmental Authority in managing and operating its assets, properties, business, and investments, and in making improvements to, or undertaking construction thereon.  Borrower will keep, and with respect to REO Property will ensure each REO Affiliate keeps, in good working order and condition, ordinary wear and tear excepted, all of its assets and properties which are necessary to the conduct of its business and cause the

Underlying Real Estate and REO Property to be maintained in at least as good a condition as they existed on the date of acquisition of the Collateral Loan or

REO Property by Borrower or REO Affiliate, ordinary wear and tear excepted, and will make, or ensure Servicer makes, such Protective Advances as may be required to do so.



         7.11.   Books and Records; Access.  Borrower and each REO Affiliate will give any representative of Lender access during all business hours to, and permit such representative to examine, copy, or make excerpts from, any and all books, records and documents in the possession of Borrower or any REO Affiliate and relating to its affairs, and to inspect any of the properties of Borrower.

Borrower and each REO Affiliate will maintain complete and accurate books and records of its transactions in accordance with good accounting practices.



         7.12.   Compliance with Law.  Borrower will comply with, and will

cause each REO Affiliate to comply with, all applicable laws, rules,

regulations, and all orders of any Governmental Authority applicable to it or any of its property, business operations, or transactions, a breach of which could have a Material Adverse Effect on Borrower's or any REO Affiliate's

financial condition, business, or credit.  Borrower will keep and maintain its assets and any REO Property in material compliance with, and shall not cause or permit any of the same to be in violation of, any Applicable Environmental

Laws.



         7.13.   Authorizations and Approvals.  Borrower will promptly obtain,

from time to time at its own expense, and will ensure each REO Affiliate obtains, all such governmental licenses, authorizations, consents, permits, and approvals as may be required to enable it to comply with its obligations hereunder and under the other Loan Papers.



         7.14.   Experienced Management.  Borrower will at all times hire and retain management and supervisory personnel adequate for the proper management,

supervision and conduct of its properties, business and operation.



         7.15.   Further Assurances.  Borrower will, and will ensure each REO

Affiliate will, make, execute or endorse, and acknowledge and deliver or file or cause the same to be done, all such vouchers, invoices, notices,

certifications and additional agreements, undertakings, conveyances, deeds of trust, mortgages, transfers, assignments, financing statements, or other assurances, and take any and all such other action, as Lender may, from time to time, deem reasonably necessary or proper in connection with this Agreement or any of the other Loan Papers, the obligations of Borrower hereunder or thereunder, or for better assuring and confirming unto Lender all or any part of the security for any of such obligations, or for granting to Lender any security for the Obligation which Lender may request from time to time, or for facilitating collection of the Collateral hereunder.



         7.16.   Collection Efforts.  Borrower will exercise collection efforts with respect to the Collateral Loans as is consistent with sound business practice. Borrower will at all times comply with Standard Industry Practices and Borrower's past procedures related to due diligence, collateral control,

collection, and reporting procedures with respect to all Collateral Loans.

Borrower's principal office shall at all times be maintained at 6400 Imperial

Drive, P.O. Box 8216, Waco, Texas, 76714-8216 and Borrower's books, records,

and files related to the Collateral Loans (including, without limitation, the

Due Diligence Reports) shall at all times be maintained at the Servicer's offices set forth on Schedule 7.16 attached hereto.  Borrower shall maintain all files related to the Collateral Loans in a reasonably prudent manner.



         7.17.   Management.  Borrower will give Lender prompt notice of (a)

all senior management changes and (b) any substantial material change in

Borrower's management structure or personnel contemplated by Borrower.



         7.18.   Records.   Borrower will maintain complete and accurate

records and files pertaining to each Collateral Loan delivered to Lender or the

Collateral Custodian, and retain such records and files together with all

Collateral Loan Documents, in the possession of Borrower, in restricted access secure facilities reasonably safe from loss or destruction.



         7.19.   Grant of Specific Liens.  Borrower will, at any time

Underlying Real Estate is foreclosed upon by Borrower, grant to Lender a Lien upon such Underlying Real Estate, subject only to Permitted Liens and, if the foreclosed Underlying Real Estate or the note secured by the Underlying Real

Estate being foreclosed upon has been conveyed to an REO Affiliate, Borrower will obtain an REO Note following the assignment to the REO Affiliate, and will ensure the REO Affiliate grants (a) to Lender, a second priority lien, securing its Guaranty obligations and (b) to Borrower a first priority lien securing the

REO Note, in such Underlying Real Estate, following the foreclosure; provided,

however, that with respect to any such Underlying Real

Estate located in New York or Florida, the deeds of trust or mortgages granting such liens shall only be filed of record upon the request of Lender.



         7.20.   Ancillary Agreements.  Borrower will fully comply with, and perform (or cause Servicer to perform, as the case may be), all of the terms of the Lockbox Agreement, the Servicing Agreement, and the other Loan Papers.



         7.21.   General Indemnity; Environmental Indemnity



                 (a)      Borrower hereby agrees to indemnify, protect, and

         hold Lender and its parent, subsidiaries, directors, officers,

         employees, representatives, agents, successors, assigns, affiliates,

         and attorneys (collectively, with their successors and assigns, the

         "INDEMNIFIED PARTIES") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions,

         judgments, suits, claims, costs, expenses (including, without limitation, attorneys' fees and legal expenses whether or not suit is brought and settlement costs), and disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against any of the Indemnified Parties, in any way relating to or arising out of the Loan Papers or any of the transactions contemplated therein or the performance or exercise of any rights or remedies thereunder

         (collectively, the "INDEMNIFIED LIABILITIES") to the extent that any of the Indemnified Liabilities results, directly or indirectly, from any claim made (whether or not in connection with any legal action,

         suit, or proceeding) by or on behalf of any person or entity,INCLUDING

         MATTERS ARISING OUT OF THE ORDINARY NEGLIGENCE OF THE INDEMNIFIED

         PARTIES, BUT EXCLUDING MATTERS ARISING OT OF THE FRAUD, GROSS

         NEGLIGENCE OR WILLFUL MISCONDUCT OF THE INDEMNIFIED PARTIES; provided,

         however, that Lender shall not be indemnified against any claim resulting from any action taken by Lender with respect to any

         Collateral subsequent to the foreclosure upon such Collateral by

         Lender or for any material breach of Lender's obligations hereunder.

         The provisions of and undertakings and indemnification set forth in this paragraph shall survive the satisfaction and payment of the

         Obligation and termination of this Agreement.



                 (b)      Borrower agrees to promptly pay and discharge when

         due all debts, claims, liabilities, and obligations with respect to any clean-up measures necessary for Borrower to comply with Applicable

         Environmental Laws affecting Borrower, the Mortgaged Property, the REO

         Property, and the Underlying Real Estate, provided that, with respect to any single tract or parcel of real property, Borrower shall not be required to take such action if failure to take such action would not have a Material Adverse Effect on the financial condition of Borrower or any REO Affiliate or would not, in the reasonable opinion of

         Lender, have the potential for creating any liability or claim against

         Lender. Borrower hereby agrees to indemnify, protect, and hold each of the Indemnified Parties harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions,

         judgments, suits, claims, proceedings, costs, expenses (including,

         without limitation, all reasonable attorneys' fees and legal expenses whether or not suit is brought), and disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by, or asserted against Indemnified Parties, with respect to or as a direct or indirect result of any violation, or claimed violation of, any

         Applicable Environmental Laws by Borrower; or with respect to or as a direct or indirect result of Borrower's generation, manufacture,

         production, storage, release, threatened release, discharge, disposal of a Hazardous Substance at, on or about any REO Property, Mortgaged

         Property, Underlying Real Estate or any property of Borrower or which secures any indebtedness owed to Borrower, including, without limitation, (a) all damages related to any such use, generation,

         manufacture, production, storage, release, threatened release,

         discharge, disposal, or presence, or (b) the costs of any required or necessary environmental investigation, monitoring, repair, cleanup, or detoxification and the preparation and implementation of any closure,

         remedial, or other plans; provided, however, that Lender shall not be indemnified against any claim resulting from any action taken by

         Lender with respect to any Collateral or REO Property subsequent to the foreclosure upon such Collateral or REO Property by Lender.  The provisions of and undertakings and indemnification set forth in this paragraph shall survive the satisfaction and payment of the Obligation and termination of this Agreement.  It shall not be a defense to the covenant of Borrower
         to indemnify that the act, omission, event or circumstance did not constitute a violation of any Applicable Environmental Law at the time of its existence or occurrence.  The terms "HAZARDOUS SUBSTANCE" and

         "RELEASE" shall have the meanings specified in the Superfund

         Amendments and Reauthorization Act of 1986 ("SARA"), and the terms

         "SOLID WASTE" and "DISPOSED" shall have the meanings specified in the

         Resource Conservation and Recovery Act of 1976 ("RCRA"); provided,

         however, to the extent that any other applicable laws of the United

         States of America or political subdivision thereof establish a meaning for "hazardous substance," "release," "solid waste,"  or "disposed"

         which is broader than that specified in either SARA or RCRA, such broader meaning shall apply.  As used in this Agreement, "APPLICABLE

         ENVIRONMENTAL LAW", shall mean and include the singular, and

         "APPLICABLE ENVIRONMENTAL LAWS" shall mean and include the collective aggregate of the following:  Any law, statute, ordinance, rule,

         regulation, order or determination of any Governmental Authority affecting Borrower or any REO Affiliate pertaining to hazardous substances or the environment, including, without limitation, all applicable flood disaster laws and health, safety and environmental laws and regulations pertaining to health, safety or the environment,

         including without limitation, the Comprehensive Environmental

         Response, Compensation, and Liability Act of 1980 ("CERCLA"), the

         Resource Conservation and Recovery Act of 1976, the Superfund

         Amendments and Reauthorization Act of 1986, the Occupational Safety

         and Health Act, the Texas Water Code, the Texas Solid Waste Disposal

         Act, and any federal, state or municipal laws, ordinances,

         regulations, or law which may now or hereafter require removal of asbestos or other hazardous wastes from any property of Borrower or any REO Affiliate or impose any liability on Lender related to asbestos or other hazardous wastes in any property of Borrower or any

         REO Affiliate.  The provisions of this Section 7.21 shall survive the repayment of the Note.  In the event of  the transfer of the Note or any portion thereof, Lender or any subsequent holder of the Note and any participants shall continue to be benefited by this indemnity agreement with respect to the period of such holding of the Note.



         Borrower will reimburse each Indemnified Party for all expenses

(including reasonable fees and disbursements of counsel) as they are incurred by such Indemnified Party in connection with investigating, preparing for, or defending any action (or enforcing this Agreement, or any of the other Loan

Papers).  Borrower agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened action in respect of which indemnification has been sought hereunder (whether or not an Indemnified

Party is a party therein) unless Borrower has given Lender reasonable or prior written notice thereof and obtained an unconditional release of each

Indemnified Party from all liability arising therefrom.



                                   SECTION 8



                               NEGATIVE COVENANTS



         So long as Lender has any commitment to make Advances hereunder, and until payment in full of the Note and the performance of the Obligation,

Borrower agrees that (unless Lender shall otherwise consent in writing):



         8.01.   Limitation on Indebtedness.  Borrower will not, and will

ensure each REO Affiliate does not, incur, create, contract, waive, assume,

have outstanding, guarantee or otherwise be or become, directly or indirectly,

responsible for any Indebtedness, except (a) Indebtedness arising out of this

Agreement, (b) liabilities for taxes and assessments incurred in the ordinary course of business, (c) obligations under the Servicing Agreement, (d) current amounts payable or accrued of other claims (other than for borrowed funds or purchase money obligations or transactions which are equivalent thereto)

incurred in the ordinary course of business, provided that all such liabilities, accounts, and claims shall be promptly paid and discharged when due or in conformity with customary trade terms, (e) contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business, (f) Indebtedness of

Borrower or each REO Affiliate as reflected in the most recent financial statements of Borrower delivered to Lender; (g) subordinated indebtedness approved by Lender in accordance with Section 6.02(h) herein and (h) the REO

Notes.

         8.02.   Negative Pledge. Borrower will not, and will ensure each REO

Affiliate does not, create or suffer to exist any mortgage, pledge, security interest, conditional sale, Lien, or other title retention agreement, charge,

encumbrance, or other Lien (whether such interest is based on common law,

statute, other law or contract) upon any of its property or assets, now owned or hereafter acquired, except for Permitted Liens or Permitted Prior Liens.



         8.03.   Prepayments.  Borrower will not, and will ensure each REO

Affiliate does not, directly or indirectly pay any subordinated indebtedness permitted hereunder prior to the date on which such subordinated indebtedness is due and payable in accordance with the terms thereof and will not directly or indirectly make any payment of any subordinated indebtedness which would violate the terms of the subordination agreement applicable to such subordinated indebtedness.



         8.04.   Limitation on Investments.  Borrower will not, and will ensure each REO Affiliate does not,  make or have outstanding any Investments in any

Person, except for Borrower's ownership of REO Affiliates, Temporary Cash

Investments, and such other "cash equivalent" investments as Lender may from time to time approve.



         8.05.   Alteration of Material Agreements.  Borrower will not, and will ensure each REO Affiliate does not, consent to or permit any alterations,

amendments, modifications, releases, waivers, or terminations of any material agreement to which it is a party which could result in a Material Adverse

Effect.



         8.06.   Certain Transactions.  Borrower will not, and will ensure each

REO Affiliate does not, enter into any transaction with, or pay any management fees to, any Affiliate; provided, however, that Borrower or any REO Affiliate may enter into the Servicing Agreement and transactions evidenced by the REO

Notes and may enter into any other transaction with Affiliates provided payments to such Affiliates under such transaction is limited to Borrower's pro rata share of Excess Cash Flow received pursuant to Section 3.06(c).



         8.07.   Issuance of Shares.  Borrower will not, and will ensure each

REO Affiliate does not, issue, sell, or otherwise dispose of, any shares of its capital stock or other securities, or rights, warrants, or options to purchase or acquire any shares or securities.



         8.08.   Limitation on Sale of Properties.  Borrower will not, and will ensure each REO Affiliate does not, sell, assign, convey, exchange, lease, or otherwise dispose of any of its properties, rights, assets, or business,

whether now owned or hereafter acquired, except in the ordinary course of its business and for a fair consideration, and in such event shall immediately pay such proceeds into the Lockbox Account to be applied pursuant to Section 3.06.



         8.09.   Name, Fiscal Year and Accounting Method.  Borrower will not,

and will ensure each REO Affiliate does not, change its name, fiscal year, or method of accounting.



         8.10.   Liquidation, Mergers, Consolidations and Dispositions of

Substantial Assets.  Borrower will not, and will ensure each REO Affiliate does not, dissolve or liquidate, or become a party to any merger or consolidation unless Borrower or the REO Affiliate, as applicable, shall be the surviving entity of its property or assets or business; provided, however, that the foregoing shall not operate to prevent a merger of any Person into the

Borrower; provided, however, that Borrower shall be the surviving or continuing corporation and, after giving effect to such merger or consolidation:  (a)

Borrower or shall be in full compliance with the terms of this Agreement; and

(b) the management of Borrower shall be substantially unchanged.



         8.11.   Lines of Business.  Borrower will not, and will ensure each

REO Affiliate does not, directly or indirectly, engage in any business other than those in which it is presently engaged, or discontinue any of its existing lines of business or substantially alter its method of doing business.



         8.12.   No Amendments.  Borrower will not and will ensure each REO

Affiliate does not, amend its partnership agreement.

         8.13.   Purchase of Substantial Assets.  Borrower will not, and will ensure each REO Affiliate does not, purchase, lease, or otherwise acquire all or substantially all of the assets of any other Person except for the acquisition of the Asset Portfolios and foreclosure of Underlying Real Estate and other Collateral securing the Collateral Loans.



         8.14.   New Places of Business. Borrower will not, and will ensure each REO Affiliate does not, transfer its principal place of business or chief executive office, except upon at least sixty (60) days prior written notice to

Lender and after the delivery to Lender of financing statements in form satisfactory to Lender to perfect or continue the perfection of the Lender's

Liens and security interests contemplated hereby.



         8.15.   Fictitious Names. Borrower will not, and will ensure each REO

Affiliate does not, use any fictitious name or "d/b/a".



         8.16.   Margin Stock.  Borrower will not own, purchase, or acquire (or enter into any contract to purchase or acquire) any "margin security" as defined by any regulation of the Federal Reserve Board as now in effect or as the same may hereafter be in effect unless, prior to any such purchase or acquisition or entering into any such contract, Lender shall have received an opinion of counsel satisfactory to Lender to the effect that such purchase or acquisition will not cause this Agreement to violate Regulations G, T, U, or X or any other regulation of the Federal Reserve Board then in effect.



         8.17.   Compliance with Environmental Laws.   Except in material

compliance with applicable laws (including all Applicable Environmental Laws),

Borrower will not, and with respect to the REO Property will ensure that each

REO Affiliate will not, use, generate, manufacture, produce, store, release,

discharge, or dispose of on, under, or about any of its real property or transport to or from any of its real property any Hazardous Substance, or allow any other Person or entity to do so.



         8.18.   Disposition of Collateral Loans.  Company will not dispose of,

or permit Servicer to dispose of, a Collateral Loan or otherwise settle the amount owed on any Collateral Loan, or permit any REO Affiliate to dispose of any REO Property, for an amount which is less than the Minimum Release Price.



         8.19.   Modification of Ancillary Agreements.  Borrower will not, and will ensure each REO Affiliate does not, attempt to amend, modify, or terminate any of the Loan Papers without Lender's written consent.



         8.20.   Certain Payments.  Borrower will not make any payment under the Servicing Agreement at any time any Event of Default exists hereunder or if such payment would cause an Event of Default hereunder.



                                   SECTION 9



                                   COLLATERAL



         9.01.   Security.  Borrower agrees to secure the Obligation to Lender by the pledge of, and the granting of a first priority perfected security interest in the Collateral more fully described in the Security Documents,

including, without limitation (a) the Collateral Loans and Collateral Loan

Documents (including, as a result of a Collateral Assignment, the REO Notes and

REO Property) which shall come into the possession, custody, or control of the

Collateral Custodian, Borrower, or Servicer, (b) the Mortgaged Property, (c)

all cash, securities, notes, or other instruments deposited by Borrower in any cash collateral account securing Borrower's obligations hereunder, including without limitation the Tax Escrow Accounts and the Property Accounts for each

Asset Portfolio, the Lockbox Account, and the Operating Reserve Account, (d)

all interest of Borrower in any documents relating to the acquisition and ownership of the Asset Portfolios, including without limitation all related purchase agreements, to the extent such rights are assignable, and (e) cash and non-cash proceeds of the foregoing.  Payment of the Obligation will be unconditionally guaranteed by each Guarantor and each Guarantor will secure the guaranteed obligations by a second priority lien in REO Property owned by such

Guarantor.

         9.02.   Lien on REO Properties.  Each REO Property shall be owned by an REO Affiliate, it being understood that Borrower shall not take title to any

REO Property.  Immediately upon the acquisition of title to an REO Property by an REO Affiliate, Borrower (a) will cause such REO Affiliate to execute and deliver to Borrower an REO Note (which shall be endorsed by Borrower to Lender,

and delivered to the Collateral Custodian), security instruments granting to

Lender a second priority Lien on such REO Property or, in cases where such REO

Property shall then be subject to Permitted Prior Liens, a Lien subject only to such Permitted Prior Liens and REO Security Documents granting to Borrower a first priority Lien on such REO Property subject only to Permitted Prior Liens,

and (b) will execute and deliver to Lender a Collateral Assignment which shall be in form and substance satisfactory to Lender, pursuant to which Borrower shall collaterally assign to Lender, as security for the Obligation, all of

Borrower's rights under such REO Note and REO Security Documents.  Borrower (at its own expense) shall record such security instruments, REO Security

Documents, and any related assignment(s) of lien with such filing offices as may be required by Lender to perfect and record Borrower's and Lender's respective interests in such REO Property.  Prior to the taking of title to any

REO Property by an REO Affiliate, Borrower shall provide Lender with an

Environmental Site Assessment with respect to such REO Property or an update of the Environmental Site Assessment which was delivered to Lender in connection with the closing of the loan, and Borrower shall have received Lender's written acknowledgment that the results thereof are acceptable to Lender.  In addition,

for any REO Property with an Allocated Purchase Price in excess of $250,000,

upon Lender's request, Borrower shall be obligated, at Borrower's expense, to provide for Lender's benefit such additional documentation as Lender would ordinarily require in connection with real estate collateral, including,

without limitation, the following: an MAI appraisal performed in accordance with applicable law and sound banking practices, a title certificate or, if requested by the Lender, a Title Policy in an amount and issued by an insurer reasonably satisfactory to Lender, a current survey, and policies of liability,

hazard, and casualty insurance naming Lender as an additional insured,

mortgagee, and loss payee, all in amounts and issued by insurers reasonably satisfactory to Lender.



         9.03.   Assignment of Liens; Mortgages.



                 (a)      To secure the prompt payment and performance to

         Lender of the Obligation, Borrower shall execute the Collateral

         Assignments, collaterally assigning to Lender all of the Liens securing the repayment of the Asset Portfolios and the obligations secured thereby, to the extent that such Liens exist with respect to an Asset in an Asset Portfolio.



                 (b)      If Borrower or any REO Affiliate shall foreclose upon

         any Underlying Real Estate, Borrower or such REO Affiliate, as appropriate, shall execute and deliver to Lender a Mortgage (duly acknowledged and in recordable form) granting to Lender a

         first-priority Lien upon such Underlying Real Estate, subject only to

         Permitted Liens.  In order to evidence the Lien on such real property,

         such documents shall be recorded, at the expense of Borrower, with such filing offices as may be required by Lender.



         9.04.   Insurance of Collateral.    Borrower agrees to maintain and

pay for, or cause to be maintained and paid for, insurance upon all Collateral

(other than Collateral Loans or property securing any Collateral Loan, except as provided in the last sentence of this Section 9.04) covering casualty,

hazard, public liability, and such other risks and in such amounts and with such insurance companies as shall be reasonably satisfactory to Lender;

provided, however, that Borrower shall not be required to maintain casualty or hazard coverage in excess of an amount equal to 110% of the Allocated Purchase

Price with respect to each Asset (or such greater amount as may be required by

Lender, from time to time, at the end of any calendar quarter but in no event for an amount in excess of the replacement cost of such item of Collateral).

Notwithstanding any of the foregoing, Borrower may elect to maintain and pay for one or more multi-property policies in lieu of individual insurance policies for each property.  Any such multi-property policy (a) will be, for each property covered thereby, in the amount required for such property hereunder; (b) shall be in a total amount in all respects satisfactory to

Lender and (c) shall provide coverage for public liability in an amount not less than $5,000,000; provided, however, that Lender shall have the right to require a separate insurance policy on any REO Property owned by an REO

Affiliate for more than six months.  Borrower shall deliver the certified copies of any policies maintained pursuant to this Section 9.04 to Lender with satisfactory endorsements naming Lender as loss payee and as mortgagee pursuant to a standard mortgagee clause.  Each policy of insurance or endorsement shall contain a clause requiring the insurer to give not less than

30 days prior written notice to Lender in the event of cancellation of the policy for any reason whatsoever.  If Borrower fails to provide and pay for such insurance, Lender may, at Borrower's expense, procure the same, but shall not be required to do so.  Borrower agrees to deliver to Lender, promptly as rendered, true copies of all reports made in any reporting forms to insurance companies.  Without limiting Borrower's obligation under this Section 9.04 to purchase and maintain additional or different insurance coverages in the future, Lender shall notify Borrower, within ten (10) Business Days of receipt of all copies of insurance policies maintained by Borrower, whether the coverages represented by such policies are satisfactory to Lender for purposes of this Section 9.04.  Borrower or Servicer (a) shall promptly notify Lender of the failure of any Account Debtor under a Collateral Loan to maintain the insurance coverage required under such Collateral Loan and (b) if requested by

Lender, shall make or shall ensure Servicer makes, a Protective Advance to procure the required coverage.



         9.05.   Delivery of Collateral.



                 (a)      Borrower shall deliver to Collateral Custodian within

         the time frame specified in Section 6.02, the following instruments and documents, to the extent that such instruments and documents exist with respect to the Assets in each Asset Portfolio, in which Borrower has granted and in which it hereafter grants to Lender a security interest, all of which shall be in form and substance acceptable to and approved by Lender:



                          (i)     the original mortgage note evidencing each

         Collateral Loan (properly endorsed to Borrower), duly endorsed in blank which endorsement may be on the original mortgage note or by

         Allonge or, when the original mortgage note is unavailable, a Lost

         Note Affidavit together with a certified copy of each such note;



                          (ii)    the recorded original mortgage securing each

         Collateral Loan, together with a duly executed assignment in recordable form thereof;



                          (iii)   the original guaranties, assignments of

         rents, to the extent existing with respect to any Asset in any Asset

         Portfolio, and other instruments and documents, including any possessory documents, relating to security for and payment of each

         Collateral Loan, together with duly executed assignments thereof;



                          (iv)    a policy of mortgage title insurance on

         American Land Title Association's standard policy form (revised coverage, most recent form) or on other policy forms as may be required by applicable laws, statutes, rules, or regulations from a national title insurance company, in favor of Borrower insuring the lien of the mortgage securing the mortgage note as a first and prior lien (subject only to such liens and encumbrances as are generally acceptable to reputable lending institutions, mortgage investors and securities dealers and to Permitted Prior Liens) to the extent such policy is provided by a seller under a Sale Agreement or Borrower,

         exercising reasonable judgment, determines to purchase such a title policy;



                          (v)     a transmittal letter listing all documents

         being delivered to Collateral Custodian;



                 (b)      Borrower shall deliver to the Servicer all other

         documents related to the Collateral Loans, including without limitation the following:



                          (i)     evidence satisfactory to Lender that any

         premises covered by any mortgage securing such Collateral Loan is insured against fire and other perils for extended coverage for an amount at least equal to the full insurable value of such premises

         (Lender reserves the right to obtain (or require Borrower to obtain) a loss payable endorsement in its favor if it so desires);

                          (ii)    upon request of Lender, if any, original

         copies, or photocopies of surveys and all other instruments,

         documents, and other papers pertaining to the Collateral Loan; and



                          (iii)   other documentation as Lender may reasonably

         deem proper, including without limitation, all disclosures required by applicable Truth-in-Lending and other consumer credit regulations promulgated by a Governmental Authority.



The documents listed in Section 9.05(a)(i) through (v) and Section 9.05(b)(i)

through (iii) are now collectively referred to herein as the "COLLATERAL LOAN

DOCUMENTS."



         9.06.   Possession of Collateral Loan Documents; Sale of Collateral.

Notwithstanding the foregoing, Collateral Loans which have subsequently been delivered to Collateral Custodian shall continue to be valued subject to the conditions and during the time periods described below, and so long as the

Collateral Loan Documents are in existence, notwithstanding the fact that such

Collateral Loan Documents have been subsequently delivered by Lender or

Collateral Custodian to Borrower or Servicer:



                 (a)      Prior to the occurrence of an Event of  Default or

         Potential Default, Lender may agree to permit, from time to time, the temporary withdrawal by Borrower, pursuant to a trust receipt executed by Borrower, of specified notes evidencing Collateral Loans, pledged to Lender as collateral security for the Obligation, for a period not to exceed eighteen (18) days from the date of such withdrawal, which withdrawal shall be for the sole purpose of permitting Borrower to amend and/or correct errors in such notes and thereby enhance the ultimate sale value of such notes and for other purposes more particularly described in the Collateral Custodian Agreement.



                 (b)      Notwithstanding anything to the contrary contained

         herein, Lender shall continue to have a valid, perfected, first priority security interest and lien in each Collateral Loan and related note delivered to Borrower or any qualified investor, until payment of the full purchase price therefor has been made to Lender as described in this Section 9.06.  If such mortgage note is not returned to the Lender or Lender's agent or bailee, within eighteen (18) days after Lender's release of possession thereof, then such Asset shall be deemed to have no Net Present Value for purposes of calculating a Pool

         Collateral Impairment Event.



                 For purposes of this Section 9.06, calculation of the eighteen

         (18) day period shall include the initial date of release of such

         Collateral Loan by Lender.



         9.07.   Power of Attorney.  Without limiting any other rights and

remedies available to Lender hereunder, Borrower hereby appoints Lender as

Borrower's attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Agreement or any Loan Paper and taking any action and executing in the name of Borrower, without recourse to Borrower,

any document or instrument, which Lender may deem necessary or advisable to accomplish the purposes hereof and of any Loan Paper (including, without limitation, perfecting, or protecting the liens on and security interests in any Collateral) which appointment is coupled with an interest and is irrevocable.  Upon the occurrence of a Potential Default or an Event of

Default, Borrower hereby authorizes Lender in its discretion at any time and from time to time to exercise such Power of Attorney, including without limitation (a) completing any Collateral Assignment which heretofore was, or hereafter at any time may be, executed and delivered by Borrower to Lender so that such assignment describes a mortgage which is security for any Collateral

Loan now or hereafter at any time constituting Collateral and recording the same, and (b) completing any other assignment or endorsement that was delivered in blank hereunder or pursuant to the terms hereof.



         9.08.   Appointment of Collateral Custodian.  Contemporaneously

herewith, Lender has appointed Fleet National Bank as a collateral custodian

(the "COLLATERAL CUSTODIAN") pursuant to the Custodial Agreement entered into by and among such Collateral Custodian, Borrower, Servicer, and Lender for the

purpose of exercising any rights, and performing any duties, of Lender with respect to Collateral hereunder, including without limitation, the rights and duties described in this Section 9, to the extent set forth in the Custodial

Agreement.  Borrower shall deliver to such Collateral Custodian all Collateral and all requests for
release of Collateral shall be made by Borrower to  the Collateral Custodian

(with a copy of each such request being simultaneously delivered to Lender).



         9.09.   Releases.  Lender shall release the Liens and security

interests related to each Released Asset upon payment into the Lockbox Account of the applicable Release Price for such Released Asset.  In the event of a sale of REO Property or a specific tract, the Minimum Release Price for such

REO Property or tract will, notwithstanding the principal amount of the REO

Note delivered by each REO Affiliate to Borrower in connection with such REO

Property or tract, be equal to the greater of (a) all Net Sales Proceeds received by any REO Affiliate with respect to such REO Property or tract or (b)

the Minimum Release Price for such REO Property or tract, calculated as if

Borrower owned the REO Property or tract and no REO Note existed.



                                   SECTION 10



                               EVENTS OF DEFAULT



         10.01.  Events of Default.  An "EVENT OF DEFAULT" shall exist if any one or more of the following events (herein collectively called "EVENTS OF

DEFAULT") shall occur and be continuing:



                 (a)      Borrower shall (i) fail to pay when due any principal

         of, or interest on, the Note or (ii) fail to pay when due any fee,

         expense, or other payment required hereunder (other than any payments required by Section 3.03(b) herein) and such fee, expense, or other payment shall remain unpaid for three (3) days following delivery by

         Lender to Borrower of written notice of such failure;



                 (b)      Borrower shall fail to make payments required by

         Section 3.03(b) herein and



                          (i)     shall fail to provide Lender with a written

                          plan detailing the actions Borrower proposes to take

                          to remedy the Collateral Impairment Event within

                          seventy-two (72) hours after receipt by Borrower of

                          written notice of the occurrence of a Collateral

                          Impairment Event; or



                          (ii)    in the event Lender, in its sole discretion,

                          rejects Borrowers' plans for remedying the Collateral

                          Impairment Event, such failure shall continue for

                          fourteen (14) days following receipt by Borrower of

                          written notice of the Collateral Impairment Event; or



                          (iii)   such failure shall continue for thirty (30)

                          days following receipt by Borrower of written notice

                          of the occurrence of a Collateral Impairment Event.



                 (c)      any representation or warranty made under this

         Agreement, or any of the other Loan Papers, or in any certificate or statement furnished or made to Lender pursuant hereto or in connection herewith or with the Loans hereunder, shall prove to be untrue or inaccurate in any material respect as of the date on which such representation or warranty is made;



                 (d)      default shall occur in the performance of any of the

         covenants or agreements of Borrower contained in Section 6.02(g) or

         Section 8 herein;



                 (e)      default shall occur in the performance of any of the

         other covenants or agreements of Borrower or any REO Affiliate contained herein or any of the other Loan Papers and such default is not remedied within thirty (30) days after the occurrence thereof;



                 (f)      default shall occur in the payment of any material

         Indebtedness of Borrower or default shall occur in respect of any note, loan agreement or credit agreement relating to any such

         Indebtedness and such default shall continue for more than the period of grace, if any, specified
         therein; or any such Indebtedness shall become due before its stated

         maturity by acceleration of the maturity thereof or shall become due by its terms and shall not be promptly paid or extended;



                 (g)      any of the Loan Papers shall cease to be legal,

         valid, and binding agreements, enforceable against any party executing the same in accordance with the respective terms thereof, or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide the respective liens, security interest, rights, titles, interest,

         remedies, powers, or privileges intended to be created thereby;



                 (h)      Borrower, any General Partner, or any REO Affiliate

         shall (i) apply for or consent to the appointment of a receiver,

         trustee, custodian, intervenor, or liquidator of itself or of all or a substantial part of its assets, (ii) file a voluntary petition in bankruptcy or admit in writing that it is unable to pay its debts as they become due, (iii) make a general assignment for the benefit of creditors, (iv) file a petition or answer seeking reorganization of an arrangement with creditors or to take advantage of any bankruptcy or insolvency laws, (v) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against it in any bankruptcy, reorganization, or insolvency proceeding, or

         (vi) take corporate action for the purpose of effecting any of the foregoing;



                 (i)      an involuntary petition or complaint shall be filed

         against Borrower, any General Partner, or any REO Affiliate seeking bankruptcy or reorganization of Borrower, any General Partner, or any

         REO Affiliate or the appointment of a receiver, custodian, trustee,

         intervenor, or liquidator of Borrower, any General Partner, or any REO

         Affiliate, or all or substantially all of its respective assets, and such petition or complaint shall not have been dismissed within 60 days of the filing thereof; or an order, order for relief, judgment,

         or decree shall be entered by any court of competent jurisdiction or other competent authority approving a petition or complaint seeking reorganization of Borrower, any General Partner, or any REO Affiliate

         or appointing a receiver, custodian, trustee, intervenor, or liquidator of Borrower, any General Partner, or any REO Affiliate, or

         of all or substantially all of its respective assets, and such order,

         judgment, or decree shall continue unstayed and in effect for a period of thirty (30) days;



                 (j)      any final judgment(s) for the payment of money in

         excess of the sum of $500,000 in the aggregate shall be rendered against Borrower or any REO Affiliate and such judgment or judgments shall not be satisfied or discharged at least ten (10) days prior to the date on which any of its assets could be lawfully sold to satisfy such judgment;



                 (k)      Borrower creates a Plan;



                 (l)      there shall occur any change in the condition

         (financial or otherwise) of Borrower or any REO Affiliate or its assets which, in the reasonable opinion of Lender, has a Material

         Adverse Effect;



                 (m)      Borrower or any REO Affiliate shall breach any of its

         obligations under any Sale Agreement which, in the reasonable opinion of Lender, has a Material Adverse Effect;



                 (n)      any note (or replacement note) evidencing a

         Collateral Loan delivered to Borrower or any Investor under Section

         9.06 herein shall fail to be returned to Collateral Custodian within the time limits provided for in Section 9.06 unless such Collateral

         Loan has been released as provided for herein and payment of the

         Release Price has been received by Lender;



                 (o)      Servicer defaults in the performance of its

         obligations under any servicing agreement, including, without limitation, the Servicing Agreement, and such default is not cured on or before the earlier of ten (10) days following (i) knowledge by

         Borrower of such default or (ii) receipt by Borrower of notice of such default; or

                 (p)      there shall occur any change in the ownership of

         Borrower, Servicer, or any REO Affiliate.



         10.02.  Remedies Upon Event of Default.  If an Event of Default shall have occurred and be continuing, then Lender may exercise any one or more of the following rights and remedies, and any other rights or remedies provided in any of the Loan Papers or otherwise available at law or equity, as Lender in its sole discretion may deem necessary or appropriate:  (a) terminate Lender's commitment to lend hereunder, (b) declare the principal of, and all interest then accrued on, the Note and any other liabilities hereunder (together with any costs, liabilities or expenses of exercising its rights and remedies hereunder or under any Loan Paper) to be forthwith due and payable, whereupon the same shall forthwith become due and payable without presentment, demand,

protest, notice of default, notice of acceleration, or of intention to accelerate or other notice of any kind all of which Borrower hereby expressly waives, anything contained herein or in the Note to the contrary notwithstanding, (c) reduce any claim to judgment, and/or (d) without notice of default or demand, pursue, and enforce any of Lender's rights and remedies under the Loan Papers, or otherwise provided under or pursuant to any applicable law or agreement, including, without limitation, all of the rights and remedies of a secured party under the Security Documents or under the

Uniform Commercial Code adopted in the State of New York, all of which rights and remedies shall be cumulative, and none of which shall be exclusive;

provided, however, that if any Event of Default specified in Sections 10.01(h)

and (i) shall occur, the principal of, and all interest on, the Note and other liabilities hereunder shall thereupon become due and payable concurrently therewith, and Lender's obligations to lend shall immediately terminate hereunder, without any further action by Lender and without presentment,

demand, protest, notice of default, notice of acceleration, or of intention to accelerate or other notice of any kind, all of which Borrower hereby expressly waives.



         10.03.  Performance by Lender.  Should Borrower fail to perform any covenant, duty, or agreement contained herein or in any of the Loan Papers,

Lender may, at its option, after reasonable notice to Borrower of such failure,

perform or attempt to perform such covenant, duty or agreement on behalf of

Borrower.  In such event, Borrower shall, at the request of Lender, promptly pay any amount expended by  Lender in such performance or attempted performance to Lender at its principal office in New York, New York, together with interest thereon at the highest lawful rate from the date of such expenditure until paid.  Notwithstanding the foregoing, it is expressly understood that Lender shall not assume any liability or responsibility for the performance of any duties of Borrower hereunder or under any of the Loan Papers or other control over the management and affairs of Borrower.



                                   SECTION 11



                                 SECURITIZATION



         11.01   OPTION.  From time to time, Borrower, or an Affiliate of

Borrower reasonably acceptable to Lender, may securitize and/or sell the Assets in one or more Securitization Transactions upon terms and conditions reasonably acceptable to Borrower or such Affiliate.  Borrower hereby grants to

Securitization Agent the option and the right, but not the obligation, pursuant to underwriting agreements and/or placement agency agreements in form and substance reasonably satisfactory to Securitization Agent or its designee and

Borrower and its designee, for the Securitization Agent or its designee to act as lead underwriter on a rotational basis or as co-underwriter or placement agent with respect to each such Securitization Transaction.  In no event shall the Securitization Agent or any such designee be obligated to purchase

Securities sold through such Securitization Transactions.



         11.02   BORROWER COOPERATION.  In connection with any Securitization

Transaction, Borrower agrees that (i) the Assets which are the subject of such

Securitization Transaction shall conform to the historical underwriting procedures used by Borrower and Borrower's Affiliates and (ii) Borrower shall cooperate with all reasonable requirements and due diligence requests of the

Securitization Agent or its designee, any rating agencies, credit enhancers,

and master and special servicers necessary to facilitate the issuance of the related Securities, including, if Borrower is using the Securitization Agent's

Shelf

Registration Statement, the entering into of a mortgage loan purchase and sale agreement in form and substance reasonably satisfactory to the Lender.



         11.03   FEES.  In the event Securitization Agent or its designee acts as underwriter and/or placement agent in connection with any Securitization

Transaction, Borrower shall pay, or cause to be paid to Securitization Agent a percentage (to be mutually agreed upon by Securitization Agent or such designee and Borrower based upon the then prevailing competitive market rates) of the initial principal amount of each Security issued pursuant to such

Securitization Transactions.



         11.04   INFORMATION.  Borrower hereby covenants and agrees that it will represent and warrant that all information to be provided by it or any of its Affiliates in connection with any Securitization Transaction shall be true,

correct and complete.  Borrower shall enter into such agreements and provide such certificates, opinions and other documents as Securitization Agent or its designee may reasonably deem necessary or appropriate in connection with any such Securitization Transaction, including without limitation, an indemnification agreement satisfactory to Lender or its designee pursuant to which Securitization Agent, such designee, Securitization Agent's Affiliates,

and their respective officers, directors, agents, and employees shall be indemnified for all liabilities, losses, damages, judgments, costs, and expenses resulting from a breach of the representation, warranty, and agreement set forth in the immediately preceding sentence.



                                   SECTION 12



                                 MISCELLANEOUS



         12.01.  Modification.  All modifications, consents, amendments, or waivers of any provision of any Loan Paper, or consent to any departure by

Borrower therefrom, shall be effective only if the same shall be in writing and concurred in by Lender and then shall be effective only in the specific instance and for the purpose for which given.



         12.02.  Accounting Terms and Reports.  All accounting terms not specifically defined in this Agreement shall be construed in accordance with

Generally Accepted Accounting Principles consistently applied on the basis used by Borrower in prior years.  All financial reports furnished by Borrower to

Lender pursuant to this Agreement shall be prepared on the same basis as those prepared by Borrower in prior years and shall be the same financial reports as those furnished to Borrower's officers and directors.  All financial projections furnished by Borrower to Lender pursuant to this Agreement shall be prepared in such form and such detail as shall be satisfactory to Lender and shall be prepared on the same basis as the financial reports furnished by

Borrower to Lender.



         12.03.  Waiver.  No failure to exercise, and no delay in exercising,

on the part of Lender, any right hereunder shall operate as a waiver thereof,

nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any other right.  The rights of Lender hereunder and under the Loan Papers shall be in addition to all other rights provided by law.  No modification or waiver of any provision of this Agreement,

the Note, or any Loan Papers, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved.  No notice or demand given in any case shall constitute a waiver of the right to take other action in the same,

similar or other instances without such notice or demand.



         12.04.  Payment of Expenses.  Borrower agrees to pay all costs and expenses of Lender (including, without limitation, the reasonable attorneys'

fees of legal counsel) incurred by Lender in connection with (a) the preservation and enforcement of Lender's rights under this Agreement, the Note,

and/or the other Loan Papers, (b) the negotiation, preparation, execution, and delivery of this Agreement, the Note, and the other Loan Papers and any and all amendments, modifications, and supplements thereof or thereto, (c) Lender's due diligence related hereto, and (d) appraisals related to REO Properties procured by Lender acting in a commercially reasonable manner, whether or not any of the transactions contemplated hereby are consummated; provided that all such expenses are properly documented, and provided further, that, solely for the purposes of subsection (b) above, the fees and expenses of Lender in connection with (i) the closing of this Agreement shall not exceed $25,000, and

(ii) each subsequent Advance hereunder shall not exceed $5,000.



         12.05.  Notices.  Except as otherwise expressly provided herein, all notices, requests, and demands to or upon a party hereto shall be in writing,

and shall be deemed to have been validly served, given, or delivered (a) if sent by certified or registered mail against receipt, three (3) Business Days after deposit in the mail, postage prepaid, or, if earlier, when delivered against receipt, (b) if sent by telecopier, when transmitted with sender's confirmation of successful transmission, or (c) if sent by any other method,

upon actual delivery, in each case addressed as follows: (i) if to Lender, at its address shown below its name on the signature pages hereof, (ii) if to

Borrower, at:



                 6400 Imperial Drive

                 P. O. Box 8216

                 Waco, Texas 76714-8216

                 ATTN:    James C. Holmes

                 Telecopier: (254) 751-1757



with courtesy

copies to:       FIRSTCITY SERVICING CORPORATION

                 6400 Imperial Drive

                 P.0. Box 8216

                 Waco, Texas 76714-8216

                 ATTN:    G. Stephen Fillip

                 Telecopier: (254) 751-1757



and              FIRSTCITY FINANCIAL CORPORATION

                 Law Department

                 P.O. Box 8216

                 Waco, Texas 76714-8216

                 ATTN: Richard J. Vander Woude

                 Telecopier: (254) 751-7725



and              CARGILL FINANCIAL SERVICES CORPORATION

                 6000 Clearwater Drive

                 Minnetonka, Minnesota 55343-9497

                 ATTN: E. Gerald O'Brien II

                 Telecopier: (612) 984-3905



or to such other address as each party may designate for itself by like notice given in accordance with this Section 12.05; provided, however, that any notice, request or demand to or upon Lender pursuant to Section 2 and Section 3 shall not be effective until received by the Lender; and provided, further,

that any notice received by Lender after 3:00 P.M.  (New York time) on any day from Borrower pursuant to Section 2 shall be deemed for the purposes of such section to have been given by Borrower on the next succeeding Business Day.



         12.06.    Choice of Law; Submission to Jurisdiction; Waiver of Jury

Trial.  The Loan Papers are being delivered and consummated, and Borrower's duties hereunder are performable in the State of New York.  The Loan Papers

(other than those containing a contrary express choice of law provision) shall be construed in accordance with the laws of New York applicable to contracts made and performed in New York.  Any suit, action, or proceeding against

Borrower with respect to this Agreement, the Note, or any judgment entered by any court in respect thereof, may be brought in the courts of the State of New

York, County of New York, or in the United States courts located in the State of New York as Lender in its sole discretion may elect and Borrower hereby submits to the non-exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding.  Borrower hereby irrevocably and unconditionally waives (a)
any objections which it may now or hereafter have to the laying of venue of any suit, action, or proceeding arising out of or relating to this Agreement, the

Note, or any other Loan Paper brought in the courts located in the State of New

York and hereby further irrevocably waives any claim that any such suit,

action, or proceeding brought in any such court has been brought in any inconvenient forum, and (b) to the maximum extent not prohibited by law, any right it may have to claim or recover on any legal action or proceeding related hereto, any special, exemplary, punitive or consequential damages.  BORROWER

HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY

ACTION OR PROCEEDING ARISING OUT OF, OR RELATING TO THIS AGREEMENT OR ANY OF

THE OTHER LOAN PAPERS AND THE RIGHT TO BRING ANY ACTION IN COURTS LOCATED IN

ANY STATE OTHER THAN NEW YORK.



         12.07.    Invalid Provisions.  If any provision of any Loan Paper is held to be illegal, invalid, or unenforceable under present or future laws during the term of this Agreement, such provision shall be fully severable;

such Loan Paper shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of such Loan Paper; and the remaining provisions of such Loan Paper shall remain in full force and effect and shall not  be affected by the illegal, invalid, or unenforceable provision or by its severance from such Loan Paper.  Furthermore, in lieu of each such illegal, invalid, or unenforceable provision shall be added as part of such

Loan Paper a provision mutually agreeable to Borrower and Lender as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.  In the event Borrower and Lender are unable to agree upon a provision to be added to the Loan Paper within a period of ten (10) Business Days after a provision of the Loan Paper is held to be illegal, invalid, or unenforceable, then a provision acceptable to Lender as similar in terms to the illegal, invalid or unenforceable provision as is possible and be legal, valid, and enforceable shall be added automatically to such Loan Paper.  In either case, the effective date of the added provision shall be the date upon which the prior provision was held to be illegal,

invalid, or unenforceable.



         12.08.    Maximum Interest Rate.  Regardless of any provision

contained in any of the Loan Papers, Lender shall never be entitled to receive,

collect or apply as interest on the Note any amount in excess of the Maximum

Rate.



         12.09.    Offset.  Borrower hereby grants to Lender the right of

offset, to secure repayment of the Note, upon any and all moneys, securities,

or other property of Borrower and the proceeds therefrom, now or hereafter held or received by or in transit to Lender, from or for the account of Borrower,

whether for safekeeping, custody, pledge, transmission, collection, or otherwise, and also upon any and all deposits (general or special) and credits of Borrower, and any and all claims of Borrower against Lender at any time existing.



         12.10.    Multiple Counterparts.  This Agreement may be executed in

any number of counterparts, all of which taken together shall constitute one and the same agreement, and any of the parties hereto may execute this

Agreement by signing any such counterpart.



         12.11.    Entirety.  The Loan Papers embody the entire agreement

between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof and thereof.



         12.12.    Headings.  Section headings are for convenience of reference only and shall in no way affect the interpretation of this Agreement.



         12.13.    Survival.  All representations and warranties made by

Borrower herein shall survive delivery of the Note and the making of the Loans.



         12.14.    Successors and Assigns; Participations by the Lenders.



                   (a)     The provisions of this Agreement shall be binding

         upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that (i)

         Borrower shall not, directly or indirectly, assign or transfer, or attempt to assign or transfer, any of its rights, duties, or obligations under this Agreement or any of the Loan Papers without the express
         prior written consent of Lender, and (ii) Lender may not assign or transfer any of its rights or interests in this Agreement, the Note,

         the other Loan Documents or the Loan, other than to an Affiliate of

         Lender, except in accordance with this Section 12.14.



                   (b)     Lender shall have the right, at any time and from

         time to time, to sell or transfer to any Person (other than AMRESCO,

         Inc., Ocwen Financial Corporation or Wilshire Funding Corp.) a

         participation interest in Lender's portion of the Loans provided in the case of any such participation, Lender shall remain the "LENDER"

         for all purposes under the Loan Papers (including without limitation any votes, elections or other decisions of the Lender hereunder) and shall remain fully liable for its obligations hereunder, included but not limited to funding all Advances hereunder, and Borrower shall continue to deal directly and solely with Lender under the Loan Papers and shall have no duty or obligation to deal with any participant in any manner (including without limitation, delivery of information or distribution of any funds to any participant).



                   (c)     Lender shall have the right, at any time and from

         time to time to assign all or a part of its rights, interests, and obligations under this Agreement subject to and in accordance with the following provisions:



                           (i)         Borrower shall have given its prior

                   written consent for any assignment; provided that Borrower's consent shall not be unreasonably withheld or delayed, and shall not be required during the continuation of an Event of

                   Default or Potential Default.



                           (ii)        Each assignment shall be of a constant,

                   and not a varying, percentage of all of the assigning

                   Lender's rights and obligations under this Agreement.



                           (iii)       Any assignment hereunder must also

                   include an assignment of an equal interest in such Lender's rights and obligations under the Affiliate Loan Agreements.



                           (iv)        The parties to any assignment shall

                   execute and deliver to Lender, for recording in the

                   Register, with a copy thereof to Borrower, an Assignment and

                   Acceptance, in form and substance acceptable to Lender (an

                   "ASSIGNMENT AND ACCEPTANCE"), together with new Notes

                   subject to such assignment.



         Upon execution of an Assignment and Acceptance, delivery by the transferor Lender of an executed copy thereof to Borrower and Lender

         (together with notice that payment of the purchase price, as hereinafter provided, shall have been made), and payment by such purchaser to such transferor Lender of an amount equal to the purchase price agreed between such transferor Lender and such purchaser, from and after the effective date specified in such Assignment and

         Acceptance (which effective date shall be at least (5) five Business

         Days after the execution thereof), (A) the assignee thereunder shall be a party to this Agreement as a "LENDER" hereunder and, to the extent provided in such Assignment and Acceptance, shall have the rights and obligations of a Lender hereunder, and (B) the assigning

         Lender shall, to the extent provided in such assignment, be released from its obligations under this Agreement, except for any such obligations which by their nature should survive any such assignment.



                   (d)     Lender shall maintain a copy of each Assignment and

         Acceptance delivered to it and a register or similar list (the

         "REGISTER") for the recordation of the names and addresses of each

         Lender and the Loan percentages of, and principal amount of the Loan owing to each Lender from time to time.  The entries in the Register shall be conclusive, in the absence of manifest error, and Borrower,

         and each  Lender may treat each Person whose name is recorded in the

         Register as a Lender hereunder for all purposes of this Agreement.

         The Register shall be available for inspection by Borrower and the

         Lenders at any reasonable time and from time to time upon reasonable prior notice.

                   (e)     Upon its receipt of an Assignment and Acceptance

         executed by the parties to such assignment, together with each Note subject to such assignment, Lender shall (i) record the information contained therein in the Register, and (ii) give prompt notice thereof to Borrower and Lender (other than the assigning Lender), and this

         Agreement shall automatically be deemed revised to reflect the name,

         address, Commitment and Loan Percentage of the new Lender and the

         deletion of or changed information for the assigning Lender.  Within five (5) Business Days after receipt of such notice, Borrower, at the

         Lenders' expense, shall execute and deliver to the Lender, in exchange for each surrendered Note, a new Note payable to the order of such new

         Lender in an amount equal to the amount assigned to such new Lender pursuant to such Assignment and Acceptance and, if the assigning

         Lender has retained some portion of its obligations hereunder, a new

         Note payable to the order of the assigning Lender in an amount equal to the amount retained by it hereunder.  Such new Note shall provide that they are replacements for the surrendered Note, shall be in an aggregate principal amount equal to the aggregate principal amount of the surrendered Note, shall be dated the effective date of such

         Assignment and Acceptance and shall otherwise be in substantially the form of the assigned Note.  The surrendered Note shall be canceled and returned to Borrower.



         12.15.    Senior Debt; Borrower Subordination.  The Indebtedness of

Borrower hereunder and under the Note and all of the Obligation is intended to be and shall be senior to any subordinated indebtedness of Borrower or any other Indebtedness of Borrower secured by a Lien on any portion of the

Collateral (the foregoing shall not in any way imply Lender's consent to any such subordinate debt or Liens which is not otherwise permitted by this

Agreement).  The Note and any other amounts advanced to or on behalf of

Borrower or any other Person pursuant to the terms of this Agreement or any other Loan Paper shall never be in a position subordinate to any Indebtedness of Borrower owing to any other Person, except with the knowledge and written consent of Lender.



         12.16.    No Third Party Beneficiary.  The parties do not intend the benefits of this Agreement to inure to any third party, nor shall this

Agreement be construed to make or render Lender liable to any materialman,

supplier, contractor, subcontractor, purchaser, or lessee of any property owned by Borrower, or for debts or claims accruing to any such persons against

Borrower.  Notwithstanding anything contained herein or in the Note, or in any other Loan Paper, or any conduct or course of conduct by any or all of the parties hereto, before or after signing this Agreement or any of the other Loan

Papers neither this Agreement nor any other Loan Paper shall be construed as creating any right, claim, or cause of action against Lender, or any of their officers, directors, agents, or employees, in favor of any materialman,

supplier, contractor, subcontractor, purchaser, or lessee of any property owned by Borrower, nor to any other person or entity other than Borrower.



         12.17.    Oral Agreements Ineffective.  THE LOAN PAPERS REPRESENT THE

FINAL AGREEMENT AMONG THE PARTIES, AND THE SAME MAY NOT BE CONTRADICTED BY

EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BETWEEN THE

PARTIES.  THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.









                     REMAINDER OF PAGE INTENTIONALLY BLANK.

                            SIGNATURE PAGE FOLLOWS.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.





FC PROPERTIES, LTD.                   FC PROPERTIES, LTD.,

P.O. Box 8216                         as Borrower

Waco, Texas  76714-8216

Telecopy No. 254/756-7032             By: FC ASSETS CORP.,

Attention: Terry R. DeWitt                as general partner





                                          By: /s/  JAMES C. HOLMES

                                             -----------------------------

                                             James C. Holmes,

                                             Senior Vice President







NOMURA ASSET CAPITAL                  NOMURA ASSET CAPITAL CORPORATION

CORPORATION

2 World Financial Center

Building B

New York, New York 10281-1198         By:  /s/  HELAINE FISHER HEBBLE

                                          -----------------------------------

                                          Helaine Fisher Hebble, Director











                       SIGNATURE PAGE TO CREDIT AGREEMENT

                                  EXHIBIT "A"





                                  FORM OF NOTE





$30,000,000                                                       March 20, 1998



         FOR VALUE RECEIVED, FC PROPERTIES, LTD., a Texas limited corporation

("BORROWER"), promises to pay to the order of NOMURA ASSET CAPITAL CORPORATION

("LENDER") that portion of the principal amount of $30,000,000 that may from time to time be disbursed and outstanding under this note together with interest.



         This note is the "Note" under the Revolving Credit Loan Agreement (as renewed, extended, amended, or restated, the "LOAN AGREEMENT") dated as of

March 20, 1998, between Borrower and Lender.  All of the defined terms in the

Loan Agreement have the same meanings when used, unless otherwise defined, in this note.



         This note incorporates by reference the principal and interest payment terms in the Loan Agreement for this note, including, without limitation, the final maturity, which is the stated Maturity Date.  Principal and interest are payable to the holder of this note through Lender at either (a) its offices at

2 World Financial Center, Building B, New York, New York 10281-1198, or (b) at

any other address so designated by Lender in written notice to Borrower.



         This note incorporates by reference all other provisions in the Loan

Agreement applicable to this note, such as provisions for disbursements of principal, applicable interest rates before and after an Event of Default,

voluntary and mandatory prepayments, acceleration of maturity, exercise of rights and remedies, payment of attorneys' fees, court costs, and other costs of collection, certain waivers by Borrower and other obligors, assurances and security, choice of New York and United States federal Law, usury savings, and other matters applicable to Loan Papers under the Loan Agreement.





                                     FC PROPERTIES, LTD.,

                                     as Borrower



                                     By:  FC ASSETS CORP.,

                                          as general partner





                                          By:

                                             ---------------------------------

                                             James C. Holmes,

                                             Senior Vice President

                                  EXHIBIT "B"





                                DISCOUNT FACTORS









        =====================================================================================================

         COLL                   NPV DISCOUNT FACTOR (%)

         CODES        DAYS DELINQUENT BASED ON ORIGINAL NOTE TERMS                  COLLATERAL

              ----------------------------------------------------------------      DESCRIPTION

                 0-30            31-60            61-90             >90

        =====================================================================================================


           1  INDEX + 4        INDEX + 4        INDEX + 5        INDEX + 6        RESIDENTIAL 1-4

        -----------------------------------------------------------------------------------------------------

           7  INDEX + 4        INDEX + 5        INDEX + 7        INDEX + 8        RESIDENTIAL MOBILE HOME

        -----------------------------------------------------------------------------------------------------

           9  INDEX + 4        INDEX + 5        INDEX + 6        INDEX + 7        RESIDENTIAL MOBILE HOME &

                                                                                  LOT

        -----------------------------------------------------------------------------------------------------

          10  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 19       UNSECURED

        -----------------------------------------------------------------------------------------------------

          11  INDEX + 3        INDEX + 3        INDEX + 3        INDEX + 3        NEGOTIABLE INSTRUMENTS

        -----------------------------------------------------------------------------------------------------

          15  INDEX + 3        INDEX + 3        INDEX + 3        INDEX + 3        CASH VALUE - LIFE INSURANCE

        -----------------------------------------------------------------------------------------------------

          16  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       COSIGNER/GUARANTOR

        -----------------------------------------------------------------------------------------------------

          20  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        MECHANICS LIEN

        -----------------------------------------------------------------------------------------------------

          21  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        HOME IMPROVEMENT

        -----------------------------------------------------------------------------------------------------

          22  INDEX + 5        INDEX + 5        INDEX + 6        INDEX + 9        CONTRACT FOR DEED

        -----------------------------------------------------------------------------------------------------

          23  INDEX + 6        INDEX + 6        INDEX + 8        INDEX + 10       PROMISSORY NOTES/NOTES

                                                                                  RECEIVABLE

        -----------------------------------------------------------------------------------------------------

          30  INDEX + 6        INDEX + 6        INDEX + 9        INDEX + 14       ACCOUNTS

                                                                                  RECEIVABLE/INVENTORY

        -----------------------------------------------------------------------------------------------------

          31  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       CONSUMER GOODS

        -----------------------------------------------------------------------------------------------------

          32  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        VEHICLE

        -----------------------------------------------------------------------------------------------------

          33  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        AIRPLANE

        -----------------------------------------------------------------------------------------------------

          34  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       CROPS & LIVESTOCK

        -----------------------------------------------------------------------------------------------------

          35  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       BOATS OR SHIPS

        -----------------------------------------------------------------------------------------------------

          37  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       MISCELLANEOUS

        -----------------------------------------------------------------------------------------------------

          38  INDEX + 5        INDEX + 6        INDEX + 9        INDEX + 14       FURNITURE, FIXTURES,

                                                                                  EQUIPMENT

        -----------------------------------------------------------------------------------------------------

          45  INDEX + 6        INDEX + 8        INDEX + 11       INDEX + 15       LAND COMMERCIAL

        -----------------------------------------------------------------------------------------------------

          46  INDEX + 5        INDEX + 7        INDEX + 9        INDEX + 11       LAND - RESIDENTIAL

        -----------------------------------------------------------------------------------------------------

          47  INDEX + 5        INDEX + 7        INDEX + 9        INDEX + 11       LAND - AGRICULTURAL

        -----------------------------------------------------------------------------------------------------

          52  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 8        MULTIFAMILY DWELLING

        -----------------------------------------------------------------------------------------------------

          18  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       OFFICE

        -----------------------------------------------------------------------------------------------------

          19  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       OFFICE/WAREHOUSE

        -----------------------------------------------------------------------------------------------------




        -----------------------------------------------------------------------------------------------------

          24  INDEX + 5        INDEX + 5        INDEX + 7        INDEX + 9        RETAIL

        -----------------------------------------------------------------------------------------------------

          12  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       HOTEL/MOTEL

        -----------------------------------------------------------------------------------------------------

          13  INDEX + 5        INDEX + 6        INDEX + 9        INDEX + 12       SPECIALTY

        -----------------------------------------------------------------------------------------------------

          36  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       INDUSTRIAL/WAREHOUSE

        -----------------------------------------------------------------------------------------------------

          25  INDEX + 5        INDEX + 6        INDEX + 9        INDEX + 12       CONVALESCENT

        -----------------------------------------------------------------------------------------------------

          64  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       MIXED USE

        =====================================================================================================




         The Index Equals: The yields on actively traded government issues adjusted to constant maturity of three years quoted on a bond equivalent basis as published by the Federal Reserve Board in its H.15 Publication.



         A possible increase (adjustment) to the discount rates shown above is the Credit Risk Adjustment ("CRA").  The CRA applies only to loans less than 60 days delinquent.  The CRA is an amount added to the discount rates shown above for purposes of increasing the discount factors used in the Net Present Value calculation.







Credit Risk Adjustment:                CRA Amount           Credit Risk Category

----------------------                 ----------           --------------------


Minimal Risk of Default                  0.0%                        1

Mild Risk of Default                     0.5%                        2

Moderate Risk of Default                 1.0%                        3

Significant Risk of Default              2.0%                        4

Other                            Variable up to 2.0%                 5




The "Other" category (shown above) will be applicable only to those assets with special circumstances and will be subject to the judgment of the Servicer and mutually agreed to by the Lender.  In some instances, the variable may be negative.  In other words, circumstances may dictate that the CRA should serve to reduce the risk in a particular Asset.

                                  EXHIBIT "C"





                                PERMITTED LIENS









                                      None

                                  EXHIBIT "D"



                               BORROWING REQUEST





Nomura Asset Capital Corporation

2 World Financial Center, Building B

New York, NY 10281-1198



         Re:     Loan Agreement dated March 20, 1998 between you and FC

                 PROPERTIES, LTD., (the "Loan Agreement")



Dear Sirs:



         We refer to the above Loan Agreement between Nomura Asset Capital

Corporation ("LENDER") and  FC PROPERTIES, LTD., as borrower ("BORROWER").

Terms defined in the Loan Agreement have the same meaning in this Borrowing

Request.  This represents Borrower's request to borrow $___________________

under the Loan Agreement on _____________, 19_______, from Lender.



         The Borrowing Request is one of the Borrowing Requests referred to in,

and shall be interpreted in accordance with and subject to the conditions of,

the Loan Agreement.  Pursuant to the Loan Agreement, this Borrowing Request constitutes Company's request to have Lender finance, on the terms and conditions of the Loan Agreement, ______% of the Net Present Value of the Asset

Portfolio, subject to Company's purchase of such Asset Portfolio, as such Asset

Portfolio is more fully described in the Asset Portfolio Report which is attached hereto as ATTACHMENT I.



1.       DESCRIPTION OF ASSET PORTFOLIO:



A.                         ACQUISITION ID:

         -----------------                      ----------------------

B.       SELLER NAME:

                                                ----------------------

C.       SELLER PORTFOLIO:

                                                ----------------------

D.       ADVANCE/SETTLEMENT DATE:

                                                ----------------------

E.       NUMBER OF ASSETS:

                                                ----------------------

F.       TOTAL PRINCIPAL BALANCE OF ASSETS:

                                                ----------------------

G.       PURCHASE PRICE (%):

                                                ----------------------

H.       PURCHASE PRICE ($):

                                                ----------------------

I.       GENERAL CHARACTERISTICS OF ASSETS:

                                                ----------------------

J.       CASHFLOW PROJECTION ("ROLLUP," with

         detail attached):

                                                ----------------------

K.       COLLECTION FEE PERCENTAGE

            ON ASSET PORTFOLIO:

                                                ----------------------

L.       PROPOSED CAPITAL STRUCTURE:

                                                ----------------------

M.       ADVANCE PERCENTAGE:

                                                ----------------------

N.       SERVICER                               FirstCity Servicing Corporation



O.       ASSET THRESHOLD AMOUNT

                                                ----------------------



2.       WIRE INSTRUCTIONS:





         Attached hereto as ATTACHMENT II are complete payment and wiring instructions with respect to the purchase price of the Asset Portfolio to be paid to the Asset Seller.

3.       NO ADVERSE SELECTION:



         The Company represents to the Lender that it has not used any selection procedures which result in the Asset Portfolio being less desirable or valuable than other comparable pools of assets similar to the Assets.



4.       REPRESENTATIONS AND WARRANTIES:



         In delivering this Borrowing Request, the undersigned officer, to the best of such officer's knowledge, on behalf of Borrower, but not individually,

certifies and confirms that (i) no Potential Default, Event of Default or

Collateral Impairment Event has occurred and is continuing or will occur as a result of this proposed financing or Borrower's purchase of the loans, (ii) the

Loan Agreement, the Security Documents and all related agreements are in full force and effect and constitute legal, valid and binding obligations of

Borrower enforceable in accordance with their terms, subject to bankruptcy,

reorganization, insolvency, moratorium and similar laws affecting creditor's rights generally and the effects, if any, of general principles of equity,

(iii) the representations and warranties in SECTION 5 of the Loan Agreement and the other Loan Papers are true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of the date hereof, except for any representation or warranty limited by its terms to a specific date and taking into account any amendments to the Schedules or

Exhibits or waivers as a result of any disclosures made by Borrower to Lender after the Effective Date of the Initial Advance under the Loan Agreement and approved in writing by Lender; (iv) the amount of the Advance requested herein does not exceed the Maximum Advance Amount for the Asset Portfolio being acquired with the proceeds of the proposed Advance; (v) the purchase of the

Asset Portfolio has been underwritten by Borrower in accordance with Borrower's established underwriting requirements; (vi)  the Assets included in the Asset

Portfolio being financed with the Advance are of a type previously financed by

Borrower, or an Affiliate of Borrower, with Lender or, if not, are assets which have been specifically approved by Lender for inclusion in the Asset Portfolio;

(vii) all other conditions to the making of the Advance requested under the

Loan Agreement will be satisfied as of the applicable Effective Date; and

(viii) on the Effective Date of the requested Advance Borrower will possess the originals of the promissory notes (or Lost Notes Affidavits, with copies of each Lost Note) and mortgages evidencing the Collateral Loans included in the

Asset Portfolio being acquired with this Advance and Borrower will deliver such promissory notes, mortgages and other Collateral loan documents to the

Collateral Custodian within the time periods set forth in the Loan Agreement.



5.       ADDITIONAL DOCUMENTATION:



         Submitted with the Borrowing Request or prior hereto are the following documents:



         a.      Offering materials of the Seller;



         b.      Form of purchase agreement with Seller, to be followed by

                 executed copy;

         c.      Letter from Asset Seller confirming sale to Borrower;



         d.      UCC-1 executed by Company for county and state filings with asset schedule attached; and



         e.      FirstCity due diligence materials.



         f.      A Trial Balance for the Asset Portfolio setting forth for each

                 Asset, the Allocated Purchase Price and

                 any Permitted Prior Liens.



6.       INFORMATION ON DISKETTE:



         Submitted with the Advance Request is an electromagnetic disk or hard copy (whichever the Seller provides) containing the information set forth as

"monthly data request" in the Loan Agreement, to the extent available, with respect to each asset (or Asset Seller's due diligence information or electromagnetic disk with respect to the purchased assets).

Date:                         ,

     -------------------------  -----



                                        FC PROPERTIES, LTD.,

                                        as Borrower



                                        By: FC ASSETS CORP.,

                                            as general partner





                                            By:

                                               ------------------------------

                                               James C. Holmes,

                                               Senior Vice President







Approved and Accepted by Lender on this     day of                  ,         .

                                        ---        -----------------  --------





                                        NOMURA ASSET CAPITAL CORPORATION







                                        By:

                                           ----------------------------------

                                           Name:

                                                -----------------------------

                                           Title:

                                                 ----------------------------

                                  EXHIBIT "E"





                           AFFILIATE LOAN AGREEMENTS



1.       Revolving Credit Loan Agreement dated February 27, 1998, by and among

         FH Partners, L.P., and Nomura Assets Capital Corporation, providing for extensions of credit on a revolving basis up to a maximum outstanding principal amount of $100,000,000.

                                 SCHEDULE 5.09



                              Material Agreements





(1)      Each Partnership Agreement forming each REO Affiliate.



(2)      Each Purchase and Sale Agreement related to each Owned Asset

         Portfolio.

                                 SCHEDULE 5.10





                                   Litigation





                                      None

                                 SCHEDULE 7.16



                         Locations of Books and Records





FIRSTCITY SERVICING CORPORATION

P.O. Box 8216

Waco, Texas 76714-8216

6400 Imperial Drive

Waco, Texas 76712

(254) 751-1750

(800) 247-4274

(254) 751-1757 (FAX)





FIRSTCITY SERVICING CORPORATION

P.O. Box 105

Houston, Texas 77001

1021 Main Street, Suite 2625

Houston, Texas 77002

(713) 652-1810

(713) 652-1812 (FAX)





FIRSTCITY SERVICING CORPORATION

577-A Southlake Blvd.

Southport Office Park

Richmond, Virginia 23236

(804) 378-7080

(804) 378-7088 (FAX)



FIRSTCITY SERVICING CORPORATION

625 Ridge Pike

Building A, Suite 103

Conshohocken, Pennsylvania 19428

(610) 825-3762

(610) 825-3798 (FAX)



FIRSTCITY SERVICING CORPORATION

38 Pond Street

Suite 105

Franklin, MA. 02038

(508) 528-0116

(800) 925-0116

(508) 520-4713 (FAX)



FIRSTCITY SERVICING CORPORATION

4711 Rupp Dr.

Suite 209

Ft. Wayne, Indiana 46815

(219) 484-5245

(219) 482-2439 (FAX)

                                                               EXHIBIT 10.13





================================================================================



                        REVOLVING CREDIT LOAN AGREEMENT





                                  BY AND AMONG





                               FH PARTNERS, L.P.,

                                  AS BORROWER,







                                      AND







                       NOMURA ASSET CAPITAL CORPORATION,

                                   AS LENDER











                                  $100,000,000











                         DATED AS OF FEBRUARY 27, 1998



================================================================================

                               TABLE OF CONTENTS







SECTION 1        DEFINITION OF TERMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         1.01.   Defined Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         1.02.   Other Definitional Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



SECTION 2        THE REVOLVING CREDIT LOANS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

         2.01.   Revolving Loan Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

         2.02.   Manner of Advance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         2.03.   Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15



SECTION 3        NOTE AND NOTE PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         3.01.   Revolving Credit Note  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         3.02.   Principal Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         3.03.   Prepayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         3.04.   Interest Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         3.05.   Calculation of Interest Rates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         3.06.   Lockbox Account; Distributions of Net Collections; Distributions of

                 Excess Cash Flow . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         3.07.   Manner and Application of Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

         3.08.   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

         3.09.   Reserve Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19



SECTION 4        SPECIAL PROVISIONS FOR LIBOR RATE ADVANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         4.01.   Inadequacy of LIBOR Rate Loan Pricing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         4.02.   Illegality . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         4.03.   Duration of Alternative Rate Advances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         4.04.   Increased Costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19



SECTION 5        REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.01.   Organization and Good Standing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.02.   Authorization and Power  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.03.   No Conflicts or Consents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.04.   Enforceable Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.05.   No Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.06.   Financial Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         5.07.   Full Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.08.   No Default; Potential Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.09.   Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.10.   No Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.11.   Burdensome Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.12.   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.13.   Principal Office, Etc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.14.   ERISA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.15.   Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         5.16.   Government Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.17.   No Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.18.   Solvency . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.19.   Ownership of Borrower, Servicer and REO Affiliate  . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.20.   Service of Process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.21.   Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.22.   Survival of Representations, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22




SECTION 6        CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         6.01.   Initial Advances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         6.02.   All Advances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24



SECTION 7        AFFIRMATIVE COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.01.   Financial Statements, Reports and Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         7.02.   Additional Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.03.   Payment of Taxes, Impositions and Other Indebtedness . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.04.   Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         7.05    Maintenance of Existence and Rights; Conduct of Business . . . . . . . . . . . . . . . . . . . . . .  27

         7.06.   Notice of Default; Notice of Collateral Impairment Event . . . . . . . . . . . . . . . . . . . . . .  28

         7.07.   Other Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.08.   Compliance with Loan Papers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.09.   Compliance with Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.10.   Operations and Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.11.   Books and Records; Access  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.12.   Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.13.   Authorizations and Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.14.   Experienced Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.15.   Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.16.   Collection Efforts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.17.   Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.18.   Records  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.20.   Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         7.21.   General Indemnity; Environmental Indemnity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29



SECTION 8        NEGATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.01.   Limitation on Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.02.   Negative Pledge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.03.   Prepayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.04.   Limitation on Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         8.05.   Alteration of Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.06.   Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.07.   Issuance of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.08.   Limitation on Sale of Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.09.   Name, Fiscal Year and Accounting Method  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.10.   Liquidation, Mergers, Consolidations and Dispositions of Substantial Assets  . . . . . . . . . . . .  32

         8.11.   Lines of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.12.   No Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.13.   Purchase of Substantial Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.14.   New Places of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.15.   Fictitious Names . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.16.   Margin Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         8.17.   Compliance with Environmental Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         8.18.   Disposition of Collateral Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         8.19.   Modification of Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         8.20.   Certain Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33



SECTION 9        COLLATERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.01.   Security . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.02.   Lien on REO Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.03.   Assignment of Liens; Mortgages.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34




         9.04.   Insurance of Collateral  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         9.05.   Delivery of Collateral . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         9.06.   Possession of Collateral Loan Documents; Sale of Collateral  . . . . . . . . . . . . . . . . . . . .  35

         9.07.   Power of Attorney  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         9.08.   Appointment of Collateral Custodian  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         9.09.   Releases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36



SECTION 10       EVENTS OF DEFAULT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

         10.01.  Events of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

         10.02.  Remedies Upon Event of Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         10.03.  Performance by Lender  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39



SECTION 11        SECURITIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         11.01.   Option. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         11.02.   Borrower Cooperation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         11.03.   Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         11.04.   Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39



SECTION 12       MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         12.01.  Modification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         12.02.  Accounting Terms and Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         12.03.  Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         12.04.  Payment of Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         12.05.  Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         12.06.  Choice of Law; Submission to Jurisdiction; Waiver of Jury Trial  . . . . . . . . . . . . . . . . . .  41

         12.07.  Invalid Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         12.08.  Maximum Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         12.09.  Offset . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         12.10.  Multiple Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         12.11.  Entirety . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         12.12.  Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         12.13.  Survival . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         12.14.  Successors and Assigns; Participations by the Lenders  . . . . . . . . . . . . . . . . . . . . . . .  42

         12.15.  Senior Debt; Borrower Subordination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         12.16.  No Third Party Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         12.17.  Oral Agreements Ineffective  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44






Exhibit A    -   Form of Note

Exhibit B    -   Discount Factors

Exhibit C    -   Permitted Liens

Exhibit D    -   Borrowing Request

Exhibit E    -   Affiliate Loan Agreements



Schedule 5.09    Material Agreements

Schedule 5.10    Litigation

Schedule 7.16    Locations of Books and Records

                        REVOLVING CREDIT LOAN AGREEMENT

                         Dated as of February 27, 1998





         This Revolving Credit Loan Agreement (the "AGREEMENT") is entered into as of this 27th day of February, 1998, by and among FH PARTNERS, L.P., a Texas limited partnership, ("BORROWER") and NOMURA ASSET CAPITAL CORPORATION, a

Delaware corporation ("LENDER").



                                   RECITALS:



          Borrower has requested that Lender provide it with a secured loan facility to be used by Borrower to finance owned Asset Portfolios and acquisitions of Asset Portfolios and Lender is willing to provide such a facility to Borrower, upon the terms and subject to the conditions hereinafter set forth.  Accordingly, in consideration of the mutual promises herein contained and for other valuable consideration, the parties hereto do hereby agree as follows:



                                   SECTION 1



                              DEFINITION OF TERMS



         1.01.   Defined Terms.  For purposes of this Agreement, unless the context otherwise requires the following terms shall have the respective meanings assigned to them below or in the Section referred to therein.



         "ACCOUNT DEBTOR" means, collectively, the "borrower" and each other obligor, guarantor or other liable party under a Collateral Loan.



         "ADVANCE":  Section 2.01(a).



         "ADVANCE PERCENTAGE" means, with respect to any Asset Portfolio, the percentage obtained by dividing (a) the amount of the Advance funded by Lender to finance such Asset Portfolio by (b) the aggregate Net Present Values of the

Assets constituting such Asset Portfolio or, if an Advance is made hereunder to acquire an Asset Portfolio, the Net Purchase Price for such Asset Portfolio.



         "ADVANCE RATIO" means, as of any date of calculation, a ratio determined by dividing (a) the aggregate amount of all Advances hereunder by

(b) the sum of (i) the aggregate Net Purchase Prices for all Asset Portfolios acquired with such Advances plus (ii) the aggregate Net Present Values for all

Owned Asset Portfolios as of the date of the Advance with respect to each Owned

Asset Portfolio.



         "AFFILIATE" means, as to any Person, any Subsidiary of such Person, or any Person which, directly or indirectly, controls, is controlled by, or is under common control with such Person.  For the purposes of this definition,

"control, means the possession of the power to direct or cause the direction of management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.



         "AFFILIATE LOAN AGREEMENTS" means those certain Loan Agreements referenced on Exhibit "E", attached hereto, each entered into by and between

Lender and an Affiliate of Borrower.



         "AFFILIATE LOAN BALANCE" means the aggregate outstanding balance of all loans, including all accrued and unpaid interest thereon, extended pursuant to the Affiliate Loan Agreements.



         "AGREEMENT" means this revolving credit loan agreement, as it may be amended, renewed or extended from time to time.

         "ALLOCATED PURCHASE PRICE" means for each Asset in an Asset Portfolio

(including each REO Property owned by Borrower or an REO Affiliate) the amounts set forth for each such Asset in the Borrowing Request submitted in connection with the Advance used to finance such Asset Portfolio and agreed to by Borrower and Lender.



         "ALLONGE" shall mean an endorsement on a separate sheet of paper accompanying a promissory note and signed by the Borrower, endorsing the note to the Lender or in blank.



         "ALTERNATIVE RATE ADVANCES": Section 4.01.



         "APPLICABLE ENVIRONMENTAL LAWS" has the meaning set forth in Section

7.21(b).



         "APPROVED BUDGET": Section 7.01(f).



         "ASSET" means each individual loan, REO Note or property comprising an

Asset Portfolio.



         "ASSET FILE" means all Collateral Loans and Collateral Loan Documents assigned to Lender as Collateral for the Obligation, together with all other documents relating to such Asset to be delivered to the Collateral Custodian,

the Servicer or Borrower.



         "ASSET PORTFOLIO REPORT" means a report, in form and substance reasonably acceptable to Lender, showing various information concerning each

Asset Portfolio and each Asset included therein, as of the end of the month preceding delivery of such report, including without limitation, monthly Net

Collections, the outstanding balances of each Collateral Loan, the Net Present

Value of  each Asset, settlement information, default status, a calculation showing the Advance Ratio and the NPV Ratio for each Asset Portfolio and reflecting that a Collateral Impairment Event has not occurred, and such other information as the Lender may otherwise request, including any additional information in  the asset status reports routinely prepared by Borrower related to such Assets.



         "ASSET PORTFOLIOS" means one or more pools of:



                 (a)      performing, non-performing or under-performing

                          consumer, residential or commercial loans, and/or



                 (b)      real estate or other assets, including judgements,

                          acquired in connection with the collection,

                          foreclosure, restructure or settlement of

                          non-performing or under-performing loans, together

                          with all documents, instruments, certificates and

                          other information related thereto.



         "ASSET THRESHOLD AMOUNT" means, for each Asset Portfolio, the amount set forth in the relevant Borrowing Request and approved by Lender.



         "ASSIGNMENT AND ACCEPTANCE" has the meaning set forth in Section

12.14(c).



         "AUTHORIZED OFFICER" means any of the Chairman, President, Vice

President, Chief Financial Officer, Treasurer or Assistant Treasurer of any

General Partner, authorized by the Board of Directors of such General Partner to execute the Loan Papers and to borrow hereunder, on behalf of Borrower and each REO Affiliate, as applicable.



         "AVAILABILITY PERIOD":  Section 2.01(a).



         "BORROWER" means FH Partners, L.P., a Texas limited partnership.

         "BORROWING REQUEST" means a written request for an Advance,

substantially in the form attached hereto as Exhibit "D", which shall (a)

specify (i) the date of such Advance, which shall be a Business Day, (ii) the aggregate amount of such Advance, (iii) a complete description of the Asset

Portfolio to be acquired with, or financed with, the proceeds of the Advance,

including the net present value of the Original Estimated Value of such Asset

Portfolio and the Allocated Purchase Price for each Asset a part thereof and

(iv) such other information as may be requested by Lender from time to time;

and (b) contain a certification of an Authorized Officer as of the date of such

Advance certifying as to the matters set forth in Section 6.02) and certain other matters. Each Borrowing Request shall be irrevocable and binding on

Borrower.



         "BUSINESS DAY" means a day on which Lender is open for business in New

York, New York, national banks are not closed in Dallas, Texas and which is a day for trading by and between banks for dollar deposits in the London interbank market.



         "CAPITALIZED LEASE OBLIGATIONS" means the amount of the obligations of

Borrower under Financing Leases which would be shown as a liability on a balance sheet of Borrower, prepared in accordance with Generally Accepted

Accounting Principles.



         "COLLATERAL" means at any time all Assets and all property then subject to any Security Agreement in favor of Lender, securing the Obligation,

including, without limitation, all Collateral Loan Documents and accounts and the proceeds thereof and all the rights and remedies of Borrower or any REO

Affiliate under any Sale Agreement.



         "COLLATERAL ASSIGNMENT" means an Assignment of Notes and Liens, and collectively, all  Assignments of Notes and Liens, executed by Borrower in favor of Lender, as security for the Obligation, each of which Collateral

Assignment is intended to cover all of the Collateral Loans being a part of an

Asset Portfolio and all renewals, modifications, amendments, supplements and restatements thereof, which collateral assignment shall be in the form and substance acceptable to Lender and which Collateral Assignments shall be duly signed and notarized in accordance with applicable state law and in proper form for recording, in order to confirm and perfect Lender's Liens in the

Collateral.



         "COLLATERAL CUSTODIAN" means Fleet Bank, N.A., a national banking association, or its successor or other Person agreed upon by Borrower and

Lender.



         "COLLATERAL IMPAIRMENT EVENT" means as of any date of calculation,

that the NPV Ratio exceeds the Advance Ratio.



         "COLLATERAL LOAN" means each loan included in any Asset Portfolio financed under this Agreement and which has not been disposed of by Borrower and each loan evidenced by an REO Note and each and every other loan (or interest therein) now or at any time hereafter owned by Borrower .



         "COLLATERAL LOAN DOCUMENTS" means all promissory notes evidencing

Collateral Loans (including all REO Notes), all mortgages, deeds of trust and other documents securing Collateral Loans (including all REO Security

Documents) and all loan agreements and other documents executed by Account

Debtors in connection with Collateral Loans including, without limitation, the documents listed in Section 9.05 herein.



         "COMPLIANCE LETTER" means a letter from KPMG Peat Marwick LLP, or other independent public accountants of recognized national standing selected by Borrower and satisfactory to Lender, stating that (a) such firm has reviewed the calculation of the then current Advance Ratio and NPV Ratio, (b) such calculations are accurate and comply with the requirements of this Agreement,

and (c) no Collateral Impairment Event exists, and  containing such other information Lender may reasonably request.



         "CUSTODIAL AGREEMENT" means the Custodial Agreement in form approved by Lender by and between the Collateral Custodian, Borrower, Servicer and

Lender whereby Custodian agrees to act as bailee for the documents evidencing certain of the Collateral Loans, as such Custodial

Agreement may be amended or supplemented from time to time, together with any replacement or substitution therefor.



         "DEFAULT RATE" means a rate per annum equal to the rate which is four percent 4% in excess of the rate then borne by the most recent Advance.



         "DEFERRED INTEREST": Section 3.04.



         "DOLLARS" and the "$" symbol shall refer to lawful currency of the

United States of America.



         "DUE DILIGENCE REPORTS" means the various written reports, information and other materials that Borrower prepared or assembled containing descriptions and evaluations of the Collateral Loans and Mortgaged Properties included in a particular Asset Portfolio, and Borrower's assessments and projections regarding same, or other information regarding such Assets, including copies of purchase agreements, copies of any appraisals or environmental site assessments, and the due diligence reports  for each such Asset Portfolio summarizing Borrower's due diligence regarding such Assets and any Mortgaged

Properties.



         "EFFECTIVE DATE" means any Business Day designated by Borrower in a

Borrowing Request as the date such Advance is made.



         "ENVIRONMENTAL SITE ASSESSMENT" shall mean an environmental site assessment report conforming to the standards for Phase I Environmental Site

Assessments in ASTM Standard Procedures for Environmental Site Assessments, E

1527-93 or other standards reasonable satisfactory to Lender (either of which is herein called the "ACCEPTABLE STANDARDS"), which is in all respects satisfactory to Lender and which has been prepared by a qualified environmental firm reasonably satisfactory to Lender or, if applicable, other persons allowed under the Acceptable Standards (a) indicating that, on the basis of an investigation conducted in accordance with the Acceptable Standards, (i) the firm found no Hazardous Substance present on or in the property that is the subject of its report at levels that require reporting or remediation, or both,

pursuant to any Applicable Environmental Laws that are applicable to such property ("PROHIBITED HAZARDOUS SUBSTANCES"), (ii) it did not learn of any conditions on or in the land adjacent to the property that is the subject of its report that would cause it to believe that there might be Prohibited

Hazardous Substances present on or in the property that is the subject of its report, and (iii) no notice of violation of any of the Applicable Environmental

Laws, or other claim or order issued pursuant to any of the Applicable

Environmental Laws, has been duly filed against such property by any governmental authority; or (b) if any Prohibited Hazardous Substance is present on such property or if any such notice of violation, claim or order has been filed, providing evidence satisfactory to Lender as to the extent and nature of the environmental problem caused thereby and the likely costs and duration of any recommended remediation.  Notwithstanding anything to the contrary above the Acceptable Standards for conducting an Environmental Site Assessment for a single family residence or multifamily residential property with four (4) or less units ("Residential 1-4's") shall, absent any known, suspected or observable environmental risks (other than the potential presence of radon,

lead paint and/or asbestos containing materials), not require the Borrower to obtain an Environmental Site Assessment which conforms to the ASTM Standard

Procedures for Environmental Site Assessments, E 1527- 93.  Unless a known,

suspected or observable environmental risk exists, the Acceptable Standards for

Residential 1-4's shall be complied with by the Borrower's preparing, or causing the Servicer to prepare or direct the preparation of, a preliminary environmental evaluation using a standard evaluation form.



         "EQUITY CONTRIBUTION" means, with respect to the acquisition of an

Asset Portfolio, an amount equal to the product of (a) the Net Purchase Price for such Asset Portfolio, multiplied by (b) a percentage equal to one hundred percent (100%) less the Advance Percentage for such Asset Portfolio.



         "ERISA" means the Employee Retirement Income Security Act of 1974, as

amended from time to time, together with all regulations issued pursuant thereto.

         "EVENT OF DEFAULT": Section 10.01.



         "EXCESS CASH FLOW": Section 3.06(c).



         "FINANCING LEASE" means any lease of property which would be capitalized on a balance sheet of Borrower or a Subsidiary prepared in accordance with Generally Accepted Accounting Principles.



         "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" means those generally accepted accounting principles and practices which are recognized as such by the American Institute of Certified Public Accountants acting through its

Accounting Principles Board or by the Financial Accounting Standards Board or

through other appropriate boards or committees thereof and which are consistently applied for all periods after the date hereof so as to properly reflect the financial condition, and the results of operations and changes in financial position, of Borrower, except that any accounting principle or practice required to be changed by the said Accounting Principles Board or

Financial Accounting Standards Board (or other appropriate board or committee of the said Boards) in order to continue as a generally accepted accounting principle or practice may so be changed.



         "GENERAL PARTNERS": Section 5.19.



         "GOVERNMENTAL AUTHORITY" means any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental authority having jurisdiction over Borrower or any REO Affiliate or any of its business, operations or properties.



         "GUARANTORS" means FH Properties, L.P., a Texas limited partnership,

First X Realty, L.P., a Texas limited partnership, and each other REO

Affiliate.



         "GUARANTY" means any contract, agreement or understanding by which

Borrower or any REO Affiliate assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes liable upon, the obligation of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise insures any creditor of such other Person against loss, and shall include, without limitation, the contingent liability of Borrower under any letter of credit or similar document or instrument.



         "HAZARDOUS SUBSTANCE": Section 7.21(b).



         "IMPOSITIONS" means all real estate and personal property taxes;

charges for any easement, license or agreement maintained for the benefit of any of the real property of Borrower or any REO Affiliate, or any part thereof;

and all other taxes, charges and assessments and any interest, costs or penalties with respect thereto, general and special, ordinary and extraordinary, foreseen and unforeseen, of any kind and nature whatsoever,

which at any time prior to or after the execution hereof may be assessed,

levied or imposed upon any of the real property of Borrower or any REO

Affiliate, or any part thereof, or the ownership, use, sale, occupancy or enjoyment thereof, in each case which, if not timely paid or otherwise discharged, would materially and adversely affect (a) such ownership, use,

sale, occupancy or enjoyment, (b) the financial condition of Borrower or any

REO Affiliate or (c) Lender's Lien on any such property.



         "INDEBTEDNESS" means, with respect to any Person, all indebtedness,

obligations and liabilities of such Person, including without limitation: (a)

all "liabilities" which would be reflected on a balance sheet of such Person,

prepared in accordance with Generally Accepted Accounting Principles; (b) all obligations of such Person in respect of any Guaranty; and (c) all obligations of such Person in respect of any Capital Lease.



         "INDEMNIFIED LIABILITIES": Section 7.21(a).

         "INDEMNIFIED PARTIES": Section 7.21(a).



         "INTEREST DETERMINATION DATE" means the day the LIBOR Rate is redetermined for all Advances and shall be the first Business Day of each

Month.



         "INTEREST PAYMENT DATE": Section 3.04.



         "INVESTMENT" in any Person means any investment, whether by means of share purchase, loan, advance, extension of credit, capital contribution or otherwise, in or to such Person, the Guaranty of any Indebtedness of such

Person, or the subordination of any claim against such Person to other

Indebtedness of such Person.



         "LEASE-UP EXPENSES" means as to any REO Property, (i) all reasonable and customary leasing commissions, (ii) all reasonable tenant improvement costs actually paid by Borrower or any REO Affiliate in question with respect to the leasing of space in such REO Property pursuant to a written lease and (iii) all capital expenditures actually paid by Borrower or any REO Affiliate in question with respect to other improvements to such REO Property, provided that such capital expenditures are expended in accordance with a budget for such REO

Property which has been approved in writing by Lender; all as evidenced by invoices and such other back-up information as Lender may require.



         "LENDER" means Nomura Asset Capital Corporation.



         "LIBOR RATE" shall mean, with respect to any Advance hereunder, the rate of interest determined by Lender at which deposits in dollars for a one-month period are offered based on information presented on the Telerate

Screen as of 11:00 A.M. (London time) on the day which is two (2) Business Days prior to the Effective Date of such Advance; provided, that if at least two such offered rates appear on the Telerate Screen in respect of such one-month period, the arithmetic mean of all such rates (as determined by Lender) will be the rate used; provided, further, that if Telerate ceases to provide LIBOR quotations, such rate shall be the average rate of interest determined by

Lender at which deposits in Dollars are offered for a one-month period by

Citibank, N.A. (or its successor) to Lender in the London interbank market as of 11:00 A.M. (London time) on the applicable Effective Date.  The LIBOR Rate for each Advance shall be initially established as of the Effective Date of such Advance and such Advance shall bear interest at such rate through the date preceding the next succeeding Interest Determination Date.  On such Interest

Determination Date, and on each Interest Determination Date thereafter, the

LIBOR Rate shall be recalculated as of such Interest Determination Date as provided above and the Advance shall bear interest at such LIBOR Rate from such

Interest Determination Date through the day preceding the next succeeding

Interest Determination Date.



         "LIBOR RATE ADVANCE" shall mean any principal amount under a Note with respect to which the interest rate is calculated by reference to the LIBOR

Rate.



         "LIEN" means any lien, mortgage, security interest, tax lien, pledge,

encumbrance, conditional sale or title retention arrangement, or any other interest in property designed to secure the repayment of Indebtedness, whether arising by agreement or under any statute or law, or otherwise.



         "LOAN PAPERS" means this Agreement, the Note, each Guaranty executed by an REO Affiliate, the Mortgages, the Collateral Assignments and Allonges for

each Collateral Loan, the Lockbox Agreement, the Custodial Agreement, the

Security Agreements, the Power of Attorney, the Servicing Agreement (including any renewals, extensions and refundings thereof of all such documents and agreements), and any agreements, certificates or documents, including UCC-1 financing statements (and with respect to this Agreement, and such other agreements and documents, any amendments or supplements thereto or modifications thereof) executed or delivered pursuant to the terms of this

Agreement.

         "LOCKBOX" means a post office box, or collectively post office boxes,

established by Borrower and Lockbox Bank pursuant to the provisions of Section

3.06 and the Lockbox Agreement for the receipt of payments from an Asset

Portfolio.



         "LOCKBOX ACCOUNT(S)" means a segregated cash collateral account or accounts maintained with Lockbox Bank and styled "FH Partners, L.P. Lockbox

Account for the benefit and under the control of Nomura Asset Capital

Corporation, as Lender", which account shall be (a) subject to the provisions of Section 3.06, and (b) pledged and assigned to Lender as additional security for the payment, performance and observance of the Obligations.



         "LOCKBOX AGREEMENT" means a Lockbox Agreement, executed by and among

Borrower, Lender, Servicer and Lockbox Bank, in form and substance acceptable to Lender, and all amendments, modifications and replacements thereof.



         "LOCKBOX BANK" means NationsBank of Texas, Inc., a national banking association and its successors, in its capacity as a Lockbox Bank under the

Lockbox Agreement or any other national banking association approved by Lender and party to a lockbox agreement substantially similar to the Lockbox

Agreement.  Lender has approved Fleet National Bank and/or its Affiliates as a

Lockbox Bank.



         "LOST NOTE AFFIDAVIT": Section 6.02(g).



         "MATERIAL ADVERSE EFFECT" means any circumstance or event which (a)

could have any adverse effect whatsoever upon the validity, performance or enforceability of any Loan Papers, (b) is or might be material and adverse to the financial condition or business operations of Borrower, or (c) could impair the ability of Borrower to fulfill its obligations under the Loan Papers.



         "MATURITY DATE" means the earlier of: (a) the day on which Borrower satisfies in full all of its obligations hereunder and Lender so acknowledges in writing or (b) May 27, 1999, or such later date as may be agreed upon by

Borrower and Lender pursuant to Section 2.01(b) herein.



         "MAXIMUM ADVANCE AMOUNT" means with regard to any Asset Portfolio, an amount requested by Borrower in a Borrowing Request; provided that such amount shall be in an amount not more than eighty-five percent (85%) of (a) in the case of an Owned Asset Portfolio, the sum of the Net Present Values of the

Assets contained in such Asset Portfolio and (b) in the case of an Asset

Portfolio being acquired, the Net Purchase Price for such Asset Portfolio.



         "MAXIMUM RATE" means, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on such day.



         "MINIMUM RELEASE PRICE" means, with respect to any Asset having an

Allocated Purchase Price of greater than the Asset Threshold Amount, as of any date of calculation, the greater of (a) the Allocated Purchase Price for such

Asset minus the aggregate Net Collections attributable to date for such Asset or (b) ninety percent (90%) of the Net Present Value of such Asset.  The

Minimum Release Price for any Asset having an Allocated Purchase Price of less than the Asset Threshold Amount for such Asset Portfolio will be zero.



         "MORTGAGE" means any deed of trust or mortgage, (duly acknowledged and in recordable form) covering a Mortgaged Property executed by Borrower or an

REO Affiliate, as appropriate, granted to Lender to secure repayment of the

Obligation substantially in the form approved by Lender, and all renewals,

extensions, modifications, amendments or supplements thereto, and all mortgages or deeds of trust given in renewal, extension, modification, restatement or replacement thereof.

         "MORTGAGED PROPERTY OR MORTGAGED PROPERTIES" means any and all lots or parcels of land which Borrower or any REO Affiliate owns on the Closing Date or which it may hereafter acquire as part of an Asset Portfolio or any Underlying

Real Estate which Borrower or any REO Affiliate may hereafter own as a result of a foreclosure or deed-in-lieu of foreclosure or otherwise, and improvements,

fixtures and personal property located thereon and all other property referenced in and subject to the Mortgages.  The Mortgaged Property is intended to include all of the above-described real property whether or not a Mortgage is actually granted or filed.



         "NET COLLECTION PROCEEDS" means, with respect to the settlement of an

Asset, all collection proceeds received by Borrower in connection with such settlement, less all reasonable and customary collection costs actually paid to unrelated third parties in connection with such settlement.



         "NET COLLECTIONS" for any calendar month means an amount equal to (a)

any and all cash proceeds received by Borrower, each REO Affiliate, or the

Servicer with respect to Borrower's ownership, management and disposition of any and all Assets in any Asset Portfolio, including, without limitation, (i)

all interest, principal, and other  payments on Collateral Loans from any source, (ii) all Net Operating Income from REO Properties, (iii) loan settlement payments, any restructure or commitment or other loan fees, payments on any judgments or settlement of litigation with respect to Collateral Loans,

(iv) Net Sales Proceeds from the sale of REO Properties, Collateral Loans,

Mortgaged Property and other items of Collateral, (v) income from any Mortgaged

Property, (vi) all insurance proceeds and condemnation proceeds, (vii) all payments received by Borrower from any seller of an Asset Portfolio pursuant to the applicable Sale Agreement, including all proceeds of Assets "put back" to such seller, and (viii) all interest, dividends and other earnings directly or indirectly paid to Borrower on funds, accounts and investments of Borrower,

but excluding any escrow deposits paid to Borrower for tax or insurance escrows under the Collateral Loans.  Notwithstanding anything to the contrary contained in this Agreement, all Net Operating Income from any REO Property with respect to any calender month shall not be deemed to be a part of Net Collections received by Borrower until the first to occur of (i) the payment of such Net

Operating Income by the respective Property Manager to Borrower, the REO

Affiliate in question or the Servicer, or (ii) the fifteenth (15th) day of the next following calendar month.



         "NET OPERATING INCOME" shall mean, with respect to each REO Property,

for each Interest Period, the excess of (a) all of Borrower's or the REO

Affiliate's cash receipts related to such REO Property (including all rents and other revenues but excluding security deposits) over (b) all reasonable and customary expenses actually paid during such period which, in accordance with

Generally Accepted Accounting Principles, would be classified as operating expenses for a property similar to such REO Property (including utility-related expenses, taxes, insurance expenses, repair and maintenance expenses, and janitorial and property-management fees actually paid by Borrower  or the REO

Affiliate to an unrelated third party) and all Lease-Up Expenses paid for such

REO Property during such period.



         "NET PRESENT VALUE" means, with respect to any Asset, as of any day of calculation, the Projected Net Collections  for such Asset discounted on a monthly basis to arrive at a current time value of all such Net Collections utilizing the appropriate discount factor for such Asset as set forth in

Exhibit "B" attached hereto as such Exhibit "B" may be modified from time to time.



         "NET PURCHASE PRICE" means the actual purchase price paid by Borrower for an Asset Portfolio, excluding any costs or adjustments for legal fees,

travel, due diligence expenses or other "soft" costs.



         "NET SALES PROCEEDS" means, with respect to the sale of any REO

Property, Collateral Loan or other Collateral, the gross proceeds received from such sale, less the reasonable and customary closing costs actually paid to unrelated third parties.



         "NOTE" means the Revolving Credit Note executed by Borrower and delivered pursuant to the terms of this Agreement, together with any renewals,

extensions or modifications thereof.

         "NPV RATIO" means a percentage determined by dividing (a) the outstanding principal balance, as of any date of calculation, of all Advances hereunder by (b) the current Net Present Value, provided, however, that the Net

Present Value of any Asset held by Lender as collateral hereunder for more than

270 days shall be zero as of any such date of calculation, of all Assets constituting Collateral as of such calculation date, and in connection with calculating the NPV Ratio for a specific Asset Portfolio, means a percentage determined by dividing (i) the outstanding principal balance, as of any date of calculation, of the Advance made to acquire or finance such Asset Portfolio by

(ii) the Net Present Value, as of any such date of calculation, of all Assets remaining in such Asset Portfolio.



         "OBLIGATION" means all present and future indebtedness, obligations,

and liabilities of Borrower to Lender, and all renewals and extensions thereof,

or any part thereof, arising pursuant to the Loans and this Agreement or represented by the Note, and all interest accruing thereon, and attorneys' fees incurred in the enforcement or collection thereof, regardless of whether such indebtedness, obligations and liabilities are direct, indirect, fixed,

contingent, joint, several or joint and several; together with all indebtedness, obligations and liabilities of Borrower to Lender evidenced or arising pursuant to any of the other Loan Papers, and all renewals and extensions thereof, or part thereof.



         "OPERATING RESERVE ACCOUNT" means, with respect to each Asset

Portfolio, an interest bearing checking account established by Borrower with

Lockbox Bank, which account shall be (a) funded and disbursed in accordance with Section  3.06(b)(vii) and Section 3.09 of this Agreement and (b) pledged and assigned to Lender, for the benefit of Lender, as additional security for the payment, performance and observance of the Obligations.  Funds on deposit in the Operating Reserve Account may only be invested in Temporary Cash

Investments.



         "ORIGINAL ESTIMATED VALUE" means Borrower's estimate of the gross proceeds reasonably expected by Borrower to be realized by Borrower from each

Collateral Loan and each other Asset contained in an Asset Portfolio (including

Mortgaged Property) set forth on a Schedule attached to the Borrowing Request submitted by Borrower in connection with the acquisition of the Asset

Portfolio.  The Original Estimated Value is Borrower's best estimate of the value of such Collateral Loan or other Asset derived after applying Borrower's ordinary and customary underwriting standards to such Asset Portfolio.



         "OTHER TAXES":  Section 3.08(b).



         "OWNED ASSET PORTFOLIO" means an Asset Portfolio financed hereunder,

the Assets of which are owned by the Borrower prior to the time of the related

Advance.



         "PERMITTED LEASE-UP EXPENSES" means all Lease-Up Expenses with respect to any REO Property which do not exceed, in the aggregate and on a cumulative basis, the lesser of (a) $100,000 or (b) ten percent (10%) of the Allocated

Purchase Price of the REO Property in question, or such other limit as may be agreed to in writing by Lender.



         "PERMITTED LIENS" means:  (a) Liens (if any) granted to the Lender for the benefit of the Lender to secure Borrower's Obligation hereunder or the obligations of an REO Affiliate under its Guaranty in favor of Lender; (b)

Liens described on Exhibit C  attached hereto; (c) pledges or deposits made to secure payment of Worker's Compensation (or to participate in any fund in connection with Worker's Compensation), unemployment insurance, pensions or social security programs; (d) Liens imposed by mandatory provisions of law such as for materialmen's, mechanics, warehousemen's and other like Liens arising in the ordinary course of business, securing Indebtedness whose payment is not yet due; (e) Liens for taxes, assessments and governmental charges or levies imposed upon a Person or upon such Person's income or profits or property, if the same are not yet due and payable, if the same are being contested in good faith and as to which adequate reserves have been provided or if the same are otherwise permitted by Section 7.03 hereunder; (f) good faith deposits in connection with tenders, leases, real estate bids or contracts (other than contracts involving the Advance of money), pledges or deposits to secure public

or
statutory obligations, deposits to secure (or in lieu of) surety, stay, appeal or customs bonds and deposits to secure the payment of taxes, assessments,

customs duties or other similar charges; (g) encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property,

provided that such do not impair the use of such property for the uses intended, and none of which is violated by existing or proposed structures or land use; (h) exceptions affecting title which are shown in an attorney's title opinion or in a Title Policy included in Borrower's files or are described with respect to a particular Collateral Loan, Mortgaged Property or parcel of the

Underlying Real Estate in the due diligence reports; (i) Permitted Prior Liens;

or (j) any Liens securing any subordinated indebtedness of Borrower permitted hereunder.



         "PERMITTED PRIOR LIENS" means Liens upon any Asset (including any REO

Property and Underlying Real Estate) securing payment of a Collateral Loan existing on the date the Collateral Loan was purchased by Borrower, only to the extent that such prior Liens are disclosed by Borrower to Lender in the

Borrowing Request.



         "PERSON" shall include an individual, a corporation, a joint venture,

a partnership, a trust, an unincorporated organization or a government or any agency or political subdivision thereof.



         "PLAN" means an employee benefit plan or other plan maintained by

Borrower for employees of Borrower and/or its Subsidiaries and covered by Title

IV of ERISA, or subject to the minimum funding standards under Section 412 of the Internal Revenue Code of 1954, as amended.



         "PLEDGE OF ACCOUNTS" means the Security Agreement, Assignment of

Deposits and Money Market Instruments in  form and substance acceptable to

Lender, executed by Borrower in favor of Lender.



         "POOL COLLATERAL IMPAIRMENT EVENT" means as of any date of calculation, with respect to any specific Asset Portfolio, the percentage obtained by dividing (i) the outstanding principal balance of the Advance made to acquire or finance such Asset Portfolio, including all outstanding Deferred

Interest on such Advance, by (ii) the Net Present Value of the Assets remaining in such Asset Portfolio exceeds the Advance Percentage of such Asset Portfolio.



         "POTENTIAL DEFAULT" means an event or condition which but for the lapse of time or the giving of notice, or both, would constitute a Event of

Default.



         "PROJECTED NET COLLECTIONS" means the Net Collections which Borrower and Servicer reasonably expect to receive from an Asset Portfolio which has been determined in a manner consistent with Borrower's and Servicer's past practices taking into consideration Borrower's and Servicer's historical performance in collecting assets similar to the Collateral.



         "PROPERTY ACCOUNT" means the demand deposit bank account established by a Property Manager, upon the direction of Servicer,  in connection with the operation and management of an REO Property.



         "PROPERTY MANAGER" means any Person hired by Servicer to manage an REO

Property.



         "PROTECTIVE ADVANCE" shall mean a payment of expenses by Borrower,

Servicer or any Property Manager which in the reasonable determination of

Borrower, Servicer or any Property Manager shall be necessary to maintain the value of any asset securing payment of a Collateral Loan (such expenses shall include, without limitation, Permitted Lease-Up Expenses, ad valorem taxes,

environmental assessments or inspections, environmental remediation expenses,

insurance expenses, security, deferred maintenance, litigation expenses,

expenses to enforce remedies, and payments on Permitted Liens).



         "RCRA": Section 7.21(b).



         "REGISTER": Section 12.14(d).

         "REGULATORY CHANGE" means the adoption of any applicable law, rule or regulation, of any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental

Authority charged with the administration thereof.



         "RELEASED ASSET" shall mean any Collateral, any REO Property or any

Mortgaged Property or other real property which after the Closing Date is sold,

transferred, reconveyed to a seller under a sale agreement or otherwise disposed of by Borrower or an REO Affiliate (whether in the ordinary course of business or through foreclosure, condemnation or otherwise) to an unrelated third party or returned to a seller pursuant to and in accordance with the related sale agreement.



         "RELEASE PRICE" means, with respect to each Asset, an amount equal to the greater of (a) the Net Sales Proceeds or Net Collection Proceeds received by Borrower in connection with such Asset or (b) the Minimum Release Price for such Asset.



         "RENTALS" of any Person means, as of any date, the aggregate amount of the obligations and liabilities (including future obligations and liabilities not yet due and payable) of such Person to make payments under all leases,

subleases and similar arrangements for the use of real, personal or mixed property, other than leases which are Capital Leases.



         "REO AFFILIATES" shall mean (a) FH Properties, L.P., a Texas limited partnership, having FH Properties of Texas, Inc., a Texas corporation, as its sole general partner, (b) First X Realty, L.P. a Texas limited partnership,

having First X Corp., a Texas corporation, as its sole general partner, and (c)

any other entity that is controlled, directly or indirectly, by Borrower, any

Affiliate of Borrower, or any combination thereof and owns or acquires title to any real property securing a Collateral Loan, and "REO AFFILIATE" shall mean any one of them.



         "REO NOTE" shall mean, as to each REO Property, a demand promissory note to be delivered by the REO Affiliate which owns the REO Property in question to Borrower that shall (a) be in a principal amount equal to ninety-six percent (96%) of the Allocated Purchase Price of the REO Property in

question, (b) require principal and interest payments due thereunder to be paid not less frequently than the last day of each Interest Period, (c) require principal and interest payments to be in an amount equal to all Net Operating

Income received by such REO Affiliate with respect to the underlying REO

Property  each calendar month, (d) provide that an Event of Default (as such term is defined in this Agreement) shall constitute an event of default thereunder permitting the acceleration of all amounts owing thereunder and (e)

in all other respects be in form and substance satisfactory to Lender.



         "REO PROPERTY" shall mean any and all real property (together with any fixtures appurtenant thereto and any improvements thereon) or interest in real property now or hereafter owned by any REO Affiliate including (a) as of the

Effective Date of any Advance, the real property specifically described on a

Schedule attached to the related Borrowing Request and (b) in general, any real property that has been, or shall be, (i) foreclosed upon by a seller, Borrower or any REO Affiliate or (ii) conveyed to any REO Affiliate by a deed in lieu of foreclosure, all of which shall be deemed to constitute proceeds of the

Collateral.



         "REO PROPERTY MORTGAGE" shall mean a Mortgage, in form and substance acceptable to Lender, pursuant to which a REO Affiliate shall grant to Borrower a first-priority security interest in the REO Property.



         "REO SECURITY DOCUMENTS" shall mean those certain mortgages or deeds of trust, assignments of leases and rents, security agreements, and appropriate

UCC financing statements, all in form and substance satisfactory to the Lender,

as required by the Lender, for each REO Property, to be executed by each REO

Affiliate in favor of Borrower and pursuant to the terms of which, as security for the applicable REO Note (and, at Lender's option, the Note), there shall be

(a) granted and conveyed to Borrower Liens upon each REO Property (including,

all personal property associated therewith) owned by such REO Affiliate from time to time as is described therein and (b) assigned to Borrower all leases and rents with respect
thereto; as the same may be amended, renewed, modified, extended or restated

from time to time with the prior written consent of Lender.



         "REPORTABLE EVENT" has the meaning assigned to that term in Title IV of ERISA.



         "SALE AGREEMENT" means any purchase and sale agreement entered into

(a) by Borrower pursuant to which Borrower acquires an Asset Portfolio or (b)

by an REO Affiliate pursuant to which the REO Affiliate acquires REO Property.



         "SECURITIZATION AGENT" means Nomura Securities International, Inc.



         "SECURITIZATION TRANSACTION" means the creation and issuance of securities evidencing beneficial interests in, or secured by, one or more pools of mortgage loans.



         "SECURITY AGREEMENT" means a Security Agreement in form and substance acceptable to Lender, as the same may be modified or amended from time to time,

whereby Borrower grants to Lender, for the benefit of Lender, a security interest in the Collateral.



         "SECURITY DOCUMENTS" means the Collateral Assignments, the Security

Agreement, the Pledge Agreements, the Lockbox Agreement, all Mortgages and all

other documents or instruments granting a Lien in favor of the Lender as collateral for the Obligations, and all financing statements related thereto,

and all modifications, renewals or extensions thereof and any documents executed in modification, renewal, extension or replacement thereof.



         "SERVICER" shall mean FirstCity Servicing Corporation, a Texas corporation, or any replacement therefor designated pursuant to the terms of any Servicing Agreement and approved in writing by Lender.



         "SERVICING AGREEMENT" shall mean the Servicing Agreement entered into by Borrower, Servicer and Lender with respect to servicing the Collateral,

together with all amendments and modifications thereto.



         "SETTLEMENT" means, with respect to any Collateral Loan, the satisfaction of Borrower's claims against the respective Account Debtor in connection with such Collateral Loan, whether pursuant to a full or discounted payment.



         "STANDARD INDUSTRY PRACTICES" means such due diligence, collateral control and collection procedures that are customarily followed by Persons actively engaged in the business of acquiring distressed assets in a bulk transaction and managing and disposing of such assets, provided such due diligence and collateral control and collection procedures shall be at least as rigorous as Borrower and the REO Affiliates apply in managing and disposing of their assets.



         "SUBSIDIARY" means any corporation of which more than fifty percent

(50%) of the Voting Shares is owned, directly or indirectly by Borrower.



         "TAXES":  Section 3.08(a).



         "TAX ESCROW ACCOUNT" means a non-interest bearing account established by Borrower with Lockbox Bank into which the Tax Escrow Payments are to be deposited.



         "TAX ESCROW PAYMENTS" mean all payments made by Account Debtors

(including REO Tax Escrow Payments) for a specified purpose (such as real estate tax payments, insurance payments, etc.) other than payments of principal, interest, fees and other amounts owed to Borrower with respect to the Collateral Loans and all net insurance and condemnation proceeds received by Borrower which are not available to
be applied to the outstanding balance under the Collateral Loan in question but, rather, are required by the Collateral Loan Documents to be used for purposes of repairing or rebuilding the real property in question.



         "TELERATE SCREEN" means the display designated as Screen 3750 on the

Telerate System or such other screen on the Telerate System as shall display the London interbank offered rates for deposits in U.S. dollars.



         "TEMPORARY CASH INVESTMENT"means any Investment (a) in obligations of the United States of America and agencies thereof and obligations guaranteed by the United States of America maturing within one year from the date of acquisition; (b) demand deposits and interest bearing time deposits evidenced by certificates of deposit issued by NationsBank of Texas, N.A., which are fully insured by the Federal Deposit Insurance Corporation or are issued by commercial banks organized under the Laws of the United States of America or any state thereof and having combined capital, surplus, and undivided profits of not less than $100,000,000 (as shown on such Person's most recently published statement of condition), and which certificates of deposit have one of the two highest ratings from Moody's Investors Service, Inc., or Standard &

Poor's Rating Group; (c) commercial paper which has one of the two highest ratings from Moody's Investors Service, Inc., or Standard & Poor's Rating

Group; (d) eurodollar investments with demand deposits and interest bearing time deposits evidenced by financial institutions having combined capital,

surplus, and undivided profits of not less than $100,000,000 (as shown on such

Person's most recently published statement of condition), and whose certificates of deposit have one of the two highest ratings from Moody's

Investors Service, Inc., or Standard & Poor's Rating Group, respectively, or,

if such institution does not have a commercial paper rating, a comparable bond rating; (e) any obligations secured by a pooling of one or more of the foregoing, including repurchase agreements with NationsBank of Texas, N.A. or other banks which are members of the Federal Reserve System or a government securities dealers recognized as primary dealers by the Federal Reserve; and

(f) money market funds comprised of money market instruments rated at least P-1 by Moody's Investor Service or at least A-1 by Standard & Poor's Corporation.



         "TERMINATION DATE"  means the earliest date on which any of the following events occurs:  (a) February 26, 1999, which date may be extended one or more times by mutual agreement of Lender and Borrower; (b) the date that

Lender terminates Lender's commitment to lend hereunder, after the occurrence of an Event of Default; or (c) such earlier date as may be agreed upon in writing by Borrower and Lender.



         "TITLE COMPANY" means a title company or title companies selected by

Borrower and not disapproved by Lender, together with any issuing Lender that issues all or any part of a Title Policy.



         "TITLE POLICY" means a Mortgagee or Loan Policy of Title Insurance issued and underwritten by a Title Borrower for the benefit of (a) Lender covering that portion of the Mortgaged Property therein described and insuring the lien of the Mortgage which covers such portion of the Mortgaged Property,

or (b) Borrower insuring a lien on Underlying Real Estate securing an

Collateral Loan.



         "TOTAL COMMITMENT":  Section 2.01(a).



         "UNDERLYING REAL ESTATE" means the real property, together with all improvements thereon, which secures any of the Collateral Loans, or any one of such parcels of real property.



         "UTILIZED ADVANCES": Section 2.01(c).



         "VOTING SHARES" of any corporation means shares of any class or classes (however designated) having ordinary voting power for the election of at least a majority of the members of the Board of Directors (or other governing bodies) of such corporation, other than shares having such power only by reason of the happening of a contingency.

         1.02.   Other Definitional Provisions.



                 (a)      All terms defined in this Agreement shall have the

         above-defined meanings when used in the Note or any Loan Papers,

         certificate, report or other document made or delivered pursuant to this Agreement, unless otherwise defined in the Loan Papers or the context therein shall otherwise require.



                 (b)      Defined terms used herein in the singular shall

         import the plural and vice versa.



                 (c)      The words "hereof," "herein," "hereunder" and similar

         terms when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.





                                   SECTION 2



                           THE REVOLVING CREDIT LOANS



         2.01.   Revolving Loan Commitments.



                 (a)      Subject to the terms and conditions of this

         Agreement, Lender agrees to extend to Borrower from the date hereof through the Termination Date (the "AVAILABILITY PERIOD"), a revolving line of credit which shall not exceed at any one time outstanding the

         Total Commitment; provided, however, that until such time as aggregate outstanding Advances are greater than or equal to $20,000,000,

         Advances hereunder shall be made at Lender's sole discretion.

         Thereafter, Advances shall be made provided (i) the Assets being financed with such Advance are of a type previously financed by

         Borrower, or one of Borrower's Affiliates with Lender, or are of a type approved by Lender and (ii) the cash flow projections, due diligence reviews and other underwriting procedures used by Borrower in connection with the Asset Portfolio being financed with such

         Advance, were prepared and completed in a manner consistent with

         Borrower's and Borrower's Affiliates' historical underwriting procedures.  "TOTAL COMMITMENT" means as of any date of determination the amount of $100,000,000 less the Affiliate Loan Balance as of such date.  The amounts advanced hereunder shall constitute one general obligation of Borrower to Lender and shall  be secured by Lender's security interests and Liens upon all of the Collateral on a pari passu basis and by a Guaranty from each REO Affiliate.



                 Within the limits of this Section 2.01, and during the

         Availability Period, Borrower may borrow, prepay, pursuant to Section

         3.03 hereof, and reborrow under this Section 2.01.  Each advance made by Lender hereunder is herein called an "ADVANCE."  Each Advance shall be in an amount not to exceed the Maximum Advance Amount.  A portion of any Advance may be used to make loans to REO Affiliates, each such loan to be evidenced by an REO Note, for the purpose of acquiring REO

         Property included in such Asset Portfolio.



                 All Advances shall be used by Borrower for the purpose of

         financing the acquisitions by Borrower or its REO Affiliates of Asset

         Portfolios unless otherwise agreed in writing by Lender.



                 (b)      Termination Date; Maturity Date.  Lender and Borrower

         may mutually agree to extend the Termination Date of the revolving line of credit for an additional twelve- (12) month period provided,

         however, that Lender shall have no obligation to extend the

         Termination  Date, such decision being at Lender's sole discretion,

         and provided further, that any such agreement to extend shall be in writing and signed by Lender and Borrower.  Borrower must request such an extension in writing at least ninety (90) days prior to the

         Termination Date and Lender shall respond to such request within five

         (5) business days of receipt thereof.  In the case that Lender notifies Borrower that the Facility will not be extended, the

         Obligation shall be due and payable in full ninety days following the

         Termination Date (the "MATURITY DATE").

                 (c)      Non-Utilization Fee.  In addition to the payments

         provided for in Section 3 hereof, Borrower shall pay to Lender on

         August 26, 1998, a non-utilization fee in the amount of one-half of one percent (.5%) of an amount equal to (i) $100,000,000 less (ii) the aggregate amount of all Advances made hereunder and under the

         Affiliate Loan Agreements through August 26, 1998 (the "UTILIZED

         ADVANCES"), provided, however, that such non-utilization fee shall not be due and payable in the event that either (i) the amount of the

         Utilized Advances exceeds $20,000,000 or (ii) no Advance is made hereunder.



                 (d)      Records of Loans and Payments.  Lender is hereby

         authorized, but is not required, to record the date and principal amount of each Advance and each repayment of an Advance on the schedule attached to the Note.



         2.02.   Manner of Advance.



                 (a)      Borrowing Request.  Each request by Borrower to

         Lender for an Advance under Section 2.01 hereof (a "BORROWING

         REQUEST") shall specify, among other information, the aggregate amount of such requested Advance, the requested date of such Advance, and the wiring instructions pursuant to which the Advance should be disbursed.

         Borrower shall furnish to Lender the Borrowing Request at least three

         (3) Business Days prior to the Effective Date for such Advance (which must be a Business Day).  Any such Borrowing Request shall be in the form attached hereto as Exhibit "D".  Each requested Advance shall be in an aggregate principal amount of at least $1,000,000 or any greater integral multiple of $1,000.



                 Each Borrowing Request shall be irrevocable and binding on

         Borrower and, in respect of the Advance specified in such Borrowing

         Request, Borrower shall indemnify Lender against any cost, loss or expense incurred by Lender as a result of any failure to fulfill, on or before the date specified for such Advance, the conditions to such

         Advance set forth herein.



                 (b)      Funding.  On the Effective Date of an Advance

         specified in the Borrowing Request, subject to satisfaction of the applicable conditions precedent set forth herein, Lender shall initiate a wire or other transfer of immediately available funds in the manner set forth in the Borrowing Request and subject to the terms

         and conditions hereof.   Lender may deduct from the amount of the

         Advance so transferred the amount of fees and expenses to be paid to

         Lender as provided for in this Agreement.  If Lender chooses not to withhold such fees and expenses from the funding amount, Borrower shall pay the amount of such fees and expenses immediately upon presentation of an invoice by Lender.



         2.03.   Interest Rate.  The unpaid principal of each Advance shall bear interest from the Effective Date of such Advance until paid at a rate per annum which shall be equal to the lesser of (a) the Maximum Rate or (b) either

(i) for each day during which the outstanding balance of the Advances is less than $50,000,000, the sum of the LIBOR Rate in effect from time to time, plus two and one-half percent (2.5%) or (ii) for each day during which the outstanding balance of the Advances is greater than or equal to $50,000,000,

the sum of the LIBOR Rate in effect from time to time, plus two and one-quarter percent (2.25%).  All past due principal of, and to the extent permitted by applicable law, interest on, the Note shall bear interest until paid at the lesser of (a) the Default Rate or (b) the Maximum Rate.



                                   SECTION 3



                             NOTE AND NOTE PAYMENTS



         3.01.   Revolving Credit Note.  The Advances made by Lender shall be evidenced by a revolving credit note (the "NOTE") of Borrower, which Note shall

(a) be dated the date hereof, (b) be in an amount equal to $100,000,000, (c) be payable to the order of Lender at the office of Lender, (d) bear interest in accordance
with Section 2.03 hereof, and (e) be in the form of Exhibit "A" attached hereto with blanks appropriately completed in conformity herewith.  Notwithstanding the principal amount of the Note as stated on the face thereof, the amount of principal actually owing on the Note at any given time shall be the aggregate of all Advances theretofore made to Borrower hereunder, less all payments of principal theretofore actually received hereunder, by Lender.  Lender is authorized, but is not required, to endorse on the schedule attached to the

Note appropriate notations evidencing the date and amount of each Advance as well as the amount of each payment made by Borrower hereunder.



         3.02.   Principal Payments.  The unpaid principal amount of the Note shall be due and payable from distributions of Net Collections and Excess Cash

Flow, as set forth in Section 3.06 herein.  All unpaid principal, together with accrued-but-unpaid interest on the Note, shall be due and payable in full on the Maturity Date notwithstanding the amount of Net Collections and Excess Cash

Flow collected and distributed theretofore.



         3.03.   Prepayments.



                 (a)      Optional Prepayments.  Borrower may, without premium

         or penalty, upon three (3) Business Days prior written notice to

         Lender, prepay the principal of the Note then outstanding, in whole or in part, at any time or from time to time; provided, however, that each prepayment of less than the full outstanding principal balance of the Note shall be in an amount not less than $1,000,000 or an integral multiple thereof.



                 (b)      Mandatory Prepayments Upon the Occurrence of

         Collateral Impairment Event.  Upon the occurrence of a Collateral

         Impairment Event, Borrower shall immediately pay to Lender, as a prepayment on the Note, an amount such that, after giving effect to such payment, the Advance Ratio exceeds the NPV Ratio.



                 (c)      Mandatory Prepayments from Net Collections.  In

         addition to the foregoing, Borrower shall make payments on the outstanding principal balance of the Note from distributions of Net

         Collections and Excess Cash Flow, required by Sections 3.06(b) and

         3.06(c) hereunder.



                 (d)      General Prepayment Provisions.  Any prepayment of the

         Note hereunder shall be (i) made together with interest accrued

         (through the date of such prepayment) on the principal amount prepaid,

         and (ii) applied first to accrued interest and then to principal.



         3.04.   Interest Payments  Interest on the unpaid principal amount of each Advance shall be payable monthly as it accrues on the tenth (10th) day of each month hereafter, commencing March 10, 1998, and at the Maturity Date (each such date an "INTEREST PAYMENT DATE").  Interest payable on each Interest

Payment Date shall be all interest accrued and unpaid through the last day of the month preceding the Interest Payment Date.  In the event that the amount of accrued and unpaid interest on the Loan payable on any Interest Payment Date exceeds the Net Collections available on such Interest Payment Date, payment of such excess amount of interest (the "DEFERRED INTEREST") may be deferred for a period of up to three months provided, however, that the outstanding principal balance of the Loan plus the amount of Deferred Interest shall never exceed the

Total Commitment and, provided further, that the Deferred Interest shall not be permitted if, after giving effect to such Deferred Interest, a Collateral

Impairment Event exists.  All such Deferred Interest shall bear interest at the rate provided for herein, to the extent permitted by applicable law, and shall not be deemed past-due until the Interest Payment Date three months following the Interest Payment Date such Deferred Interest was originally due.



         3.05.   Calculation of Interest Rates.  Interest on the unpaid

principal outstanding under the Note shall be calculated on the basis of the actual days elapsed in a year consisting of 360 days.

         3.06.   Lockbox Account; Distributions of Net Collections;

Distributions of Excess Cash Flow.



                 (a)      Lockbox Account.  All Net Collections shall be

         directed to and deposited into the Lockbox Account and shall be accounted for and tracked on an Asset Portfolio basis.  Any payments or other proceeds of Collateral received by Borrower shall be deemed received by Borrower in trust for the owner or beneficiary of the

         Lockbox Account and shall be forthwith deposited by Borrower,

         immediately upon receipt, into the Lockbox Account in the form received, duly endorsed by Borrower for deposit into the Lockbox

         Account.



                 (b)      Distributions of Net Collections.  On each Interest

         Payment Date, the Net Collections with respect to an Asset Portfolio will be withdrawn from the Lockbox Account and applied in the following priorities:



                          (i)     First, (A) to transfer out of the Lockbox

                 Account any funds that do not constitute Net Collections and that were erroneously deposited to the Lockbox Account and (B)

                 to transfer any Tax Escrow Payments related to such Asset

                 Portfolio received from Account Debtors to the appropriate Tax

                 Escrow Account in an amount requested by the Servicer, which amount shall represent the total amount of Tax Escrow Payments related to such Asset Portfolio paid into the Lockbox Account prior to such Interest Payment Date to the extent not

                 previously deposited in the Tax Escrow Account;



                          (ii)    Second, to the payment to Lender of all

                 accrued and unpaid interest on the Advance made to acquire such Asset Portfolio;



                          (iii)   Third, to the payment to Lender of any

                 Deferred Interest existing as of such Interest Payment Date,

                 including any Deferred Interest arising after giving effect to distributions of Net Collections attributable to all Asset

                 Portfolios on such Interest Payment Date;



                          (iv)    Fourth, to the payment of any fees and

                 expenses then due and payable to Lender under this Agreement or any of the other Loan Papers, and to payment of fees and expenses due to the Lockbox Bank and the Collateral Custodian;



                          (v)     Fifth, to the payment to the Servicer of any

                 servicing fees then due to the Servicer with respect to such

                 Asset Portfolio pursuant to the terms of the Servicing

                 Agreement;



                          (vi)    Sixth, to the payment of any Protective

                 Advances made by Borrower, or Servicer with respect to such

                 Asset Portfolio, provided such payment is not otherwise

                 prohibited hereunder or subject to Lender's approval;



                          (vii)   Seventh, unless such payment is prohibited

                 hereunder, to the payment to NationsBank of Texas, N.A., for deposit into the Operating Reserve Account maintained for such

                 Asset Portfolio, of such amount as may be requested by

                 Borrower in connection with such Asset Portfolio, provided such payment shall not exceed (A) three percent (3%) of the

                 Net Purchase Price of such Asset Portfolio until expense

                 budgets for such Asset Portfolio are agreed upon by Borrower and Lender and (B) thereafter, the budgeted expenses for such

                 Asset Portfolio; and



                          (viii)  Eighth, the balance to be paid to Lender, to

                 be applied as principal payments on the Loan, provided

                 however, that if, on such Interest Payment Date, no Pool

                 Collateral Impairment Event exists, then such portion of the balance shall be paid to Lender until the NPV Ratio for such

                 Asset Portfolio, is less than seventy percent (70%).

                 (c)      Distributions of Excess Cash Flow.    Any Net

         Collections with respect to an Asset Portfolio remaining after making all of the foregoing disbursements shall constitute "EXCESS CASH FLOW"

         and shall be distributed on each Interest Payment Date as follows:



                          (i)     First, to the payment to Lender, (as a

                 principal payment) in an amount equal to the greater of: (A)

                 seventy percent (70%) of Excess Cash Flow; and (B) the product of multiplying (1) the Excess Cash Flow and (2) a percentage obtained by adding (a) the NPV Ratio calculated for such Asset

                 Portfolio, and (b) ten percent (10%); and



                          (ii)    Second, provided no Event of Default,

                 Potential Default or Collateral Impairment Event has occurred and is continuing, to Borrower in the amount of the remaining balance of Excess Cash Flow with such distribution limited such that the NPV Ratio will not be higher than the ratio

                 existing after the prior month's distributions.



Notwithstanding the foregoing, if an Event of Default or a material Potential

Default shall have occurred and be continuing, or if a Collateral Impairment

Event exists, all Net Collections shall be distributed as Lender shall direct,

and Lender shall be entitled to withdraw and apply all Net Collections and all amounts on deposit in the Lockbox Account, the Operating Reserve Account and

the Property Accounts to pay down amounts outstanding hereunder and under the

Note.



         3.07.   Manner and Application of Payments.  All payments of principal of, and interest on, the Note to or for the account of Lender shall be made by

Borrower to Lender before 12:00 noon (New York Time), by wire transfer in

Federal or other immediately available funds at Lender's principal lending office in New York.  Should the principal of, or any installment of the principal or interest on, the Note, or any Non-Utilization Fee, become due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day and interest shall be payable with respect to such extension.  All payments made on the Note shall be credited, to the extent to the amount thereof, in the following manner:  (a) first, against the amount of interest accrued and unpaid on the Note as of the date of such payment; and  (b) second, as a prepayment of outstanding Advances under the

Note.



         3.08.   Taxes.



                 (a)      Any and all payments by Borrower hereunder or under

         the Note shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (hereinafter referred to as "TAXES"), excluding, in the case of Lender, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction under the laws of which Lender is organized or is or should be qualified to do business or any political subdivision thereof and, in the case of Lender, taxes imposed on its income, and franchise taxes imposed on it by the jurisdiction of Lender's lending office or any political subdivision thereof.  If Borrower shall be required by law to deduct any taxes (i.e., such taxes, liens, imposts,

         deductions, charges, withholdings and liabilities for which Borrower is responsible under the preceding sentence) from or in respect of any sum payable hereunder or under the Note to Lender, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 3.08), Lender receives an amount equal to the sum it would have received had no such deductions been made,

         (ii) Borrower shall make such deductions and (iii) Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.



                 (b)      In addition, Borrower agrees to pay any present or

         future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or under the Loan Papers or from the execution, delivery or registration of, or
         otherwise with respect to, this Agreement or the other Loan Papers

         (hereinafter referred to as "OTHER TAXES").



                 (c)      Borrower will indemnify Lender for the full amount of

         Taxes or Other Taxes (including, without limitation, any Taxes or

         Other Taxes imposed by any jurisdiction on amounts payable under this

         Section 3.08) paid by Lender or any liability (including penalties and interest) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted.  This indemnification shall be made within 30 days from the date Lender makes written demand therefor.



                 (d)      Within 30 days after the date of any payment of

         Taxes, Borrower will furnish to Lender, at its address referred to herein, the original or a certified copy of a receipt evidencing payment thereof.



                 (e)      Without prejudice to the survival of any other

         agreement of Borrower hereunder, the agreements and obligations of

         Borrower contained in this Section 3.08 shall survive the payment in full of principal and interest hereunder and under the other Loan

         Papers.



         3.09.   Reserve Funds.   Borrower shall establish an account with the

Lockbox Bank (the "OPERATING RESERVE ACCOUNT") to deposit cash available for distribution under Section 3.06(b)(vii) for the sole purposes of (a) making

Protective Advances, (b) funding property improvement expenses and (c) funding

Permitted Lease-Up Expenses with respect to REO Property.  The Operating

Reserve Account will be established for Borrower and pledged to Lender pursuant to a Security Agreement, Assignment of Deposits and Money Market Instruments in

form and substance acceptable to Lender (the "PLEDGE OF ACCOUNTS").



                                   SECTION 4



                   SPECIAL PROVISIONS FOR LIBOR RATE ADVANCES



         4.01.   Inadequacy of LIBOR Rate Loan Pricing.  If with respect to any

LIBOR Rate Advance, Lender determines that, by reason of circumstances affecting the interbank eurodollar market generally, deposits in Dollars (in the applicable amounts) are not being offered to Lender in the interbank eurodollar market then Lender shall forthwith give notice thereof to Borrower,

whereupon until Lender notifies Borrower that the circumstances giving rise to such suspension no longer exist, (a) the obligation of Lender to make LIBOR

Rate Advances shall be suspended and (b) Borrower shall either (i) repay in full the then-outstanding principal amount of the LIBOR Rate Advances, together with accrued interest thereon, or (ii) convert such LIBOR Rate Advances to

Advances bearing a comparable alternative interest rate as reasonably determined by Lender (the "ALTERNATIVE RATE ADVANCES").



         4.02.   Illegality.  If, after the date of this Agreement, the

adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental

Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Lender with any request or directive

(whether or not having the force of law) of any such authority, central bank or comparable agency shall make it unlawful or impossible for Lender to make,

maintain or fund LIBOR Rate Advances, and Lender is so notified, Lender shall give notice thereof to Borrower.  Upon receipt of such notice, Borrower shall immediately either (a) repay in full the then outstanding principal amount of the LIBOR Rate Advances, together with accrued interest thereon, or (b) convert such LIBOR Rate Advances to Alternative Rate Advances.



         4.03.   Duration of Alternative Rate Advances.  If notice has been given pursuant to Section 4.02 requiring the LIBOR Rate Advances to be repaid or converted, then unless and until Lender notifies Borrower that the circumstances giving rise to such repayment no longer apply, all Advances shall be

Alternative Rate Advances.  If Lender notifies Borrower that the circumstances giving rise to such repayment no longer apply, Borrower may thereafter select

Advances to be LIBOR Rate Advances in accordance with Section 2.03 of this

Agreement.



         4.04.   Increased Costs.  If any Governmental Authority, central bank or other comparable authority, shall at any time impose, modify or deem applicable any requirement or any other condition affecting Lender's Advances hereunder, the Note or its obligation to make LIBOR Rate Advances, and the result of any of the foregoing is to increase the cost to Lender of making or maintaining its LIBOR Rate Advances, or to reduce the amount of any sum received or receivable by Lender under this Agreement, or under the Note, by an amount deemed by Lender to be material, then, within five (5) days after demand by Lender, Borrower shall pay to Lender such additional amount or amounts as will compensate Lender for such increased cost or reduction.  Lender will promptly notify Borrower of any event of which it has knowledge, occurring after the date hereof, which will entitle Lender to compensation pursuant to this Section 4.  A certificate of Lender claiming compensation under this

Section and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error.  If Lender demands compensation under this Section, then Borrower may at any time upon notice to Lender, either (i) repay in full the then outstanding LIBOR Rate

Advances, together with accrued interest thereon to the date of prepayment or

(ii) convert such LIBOR Rate Advances to Alternative Rate Advances in accordance with the provisions of this Loan Agreement.



                                   SECTION 5



                         REPRESENTATIONS AND WARRANTIES



         To induce Lender to make the Loans hereunder, Borrower represents and warrants to Lender that:



         5.01.   Organization and Good Standing.  Borrower (i) is a limited partnership duly organized and validly existing under the laws of the State of

Texas, (ii) has duly qualified and is authorized to do business and is in good standing in all states and jurisdictions where the character of its assets or the nature of its activities make such qualification necessary where the failure to qualify could have a Material Adverse Effect, (iii) has the power and authority to own its properties and assets and to transact the business in which it is engaged, (iv) is or will be qualified in those states wherein it proposes to transact business in the future where the failure to qualify could have a Material Adverse Effect, and (v) has not been known as or used any corporate, fictitious or trade names in the past..  Each REO Affiliate (i) is a limited partnership duly organized and validly existing under the laws of the

State of Texas, (ii) has duly qualified and is authorized to do business and is in good standing in all states and jurisdictions where the character of its assets or the nature of its activities make such qualification necessary where the failure to qualify could have a Material Adverse Effect, (iii) has the power and authority to own its properties and assets and to transact the business in which it is engaged, (iv) is or will be qualified in those states wherein it proposes to transact business in the future where the failure to qualify could have a Material Adverse Effect, and (v) has not been known as or used any corporate, fictitious or trade names in the past.  The chief executive office and principal place of business of  the Borrower and each REO Affiliate is at the address identified as Borrower's address in Section 12.05.



         5.02.   Authorization and Power.  Borrower, Servicer and each REO

Affiliate have the power and requisite authority to execute, deliver and perform this Agreement, the Note and the other Loan Papers to which they are a party; Borrower, Servicer and each REO Affiliate are duly authorized to and all necessary action has been taken to authorize Borrower, Servicer and each REO

Affiliate to execute, deliver and perform such Loan Papers and such Persons are and will continue to be duly authorized to perform this Agreement, the Note and such other Loan Papers to which they are a party.



         5.03.   No Conflicts or Consents.  Neither the execution and delivery of this Agreement, the Note or the other Loan Papers, nor the consummation of any of the transactions herein or therein contemplated, nor compliance with the terms and provisions hereof or with the terms and provisions thereof, will contravene or materially conflict with any provision of law, statute or regulation to which Borrower or any REO Affiliate is subject or any judgment, license, order or permit applicable to Borrower or any REO

Affiliate, or any indenture, loan agreement, mortgage, deed of trust, or other agreement or instrument to which Borrower or any REO Affiliate is a party or by which Borrower or any  REO Affiliate may be bound, or to which Borrower or any

REO Affiliate may be subject, or violate any provision of the partnership agreement of Borrower or any REO Affiliate.  No consent, approval,

authorization or order of any court or Governmental Authority or third party is required in connection with the execution and delivery by Borrower or any REO

Affiliate of the Loan Papers to which it is a party or to consummate the transactions contemplated hereby or thereby.



         5.04.   Enforceable Obligations.  This Agreement, the Note and the

other Loan Papers are the legal and binding obligations of Borrower and each

REO Affiliate, as applicable, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights and general equity principles.



         5.05.   No Liens.  Except for Permitted Liens, all of the properties and assets of Borrower and each REO Affiliate are free and clear of all mortgages, liens, encumbrances and other adverse claims of any nature and

Borrower and each REO Affiliate have and will have good and indefeasible title to their respective properties and assets.



         5.06.   Financial Condition.  Borrower has delivered to Lender copies of the most recent consolidated balance sheet of Borrower, if any, and the related consolidated statements of income, stockholders' equity and changes in financial position for the year ended on such date, certified by KPMG Peat

Marwick LLP, independent certified public accountants; such financial statements are true and correct, fairly present the financial condition of

Borrower as of such date and have been prepared in accordance with Generally

Accepted Accounting Principles applied on a basis consistent with that of prior periods; as of the date hereof, there are no obligations, liabilities or indebtedness (including contingent and indirect liabilities and obligations or unusual forward or long-term commitments) of Borrower which are (separately or in the aggregate) material and are not reflected in such financial statements;

no changes having a Material Adverse Effect have occurred in the financial condition or business of Borrower since December 31, 1997.



         5.07.   Full Disclosure.  There is no material fact that Borrower has not disclosed to Lender which could have a Material Adverse Effect on the properties, business, prospects or condition (financial or otherwise) of

Borrower, Servicer or each REO Affiliate.  Neither the financial statements referred in Section 5.06 hereof, nor any certificate or statement delivered herewith or heretofore by Borrower to Lender in connection with negotiations of this Agreement, nor any statements, reports or other documents or information delivered to Lender pursuant to this Agreement, the Loan Papers or the

Servicing Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary to keep the statements contained herein or therein from being misleading, inaccurate, incomplete or incorrect.



         5.08.   No Default; Potential Default.  No event has occurred and is continuing which constitutes an Event of Default or Potential Default.



         5.09.   Material Agreements.  Schedule 5.09 attached hereto contains a list of all material agreements (including without limitation all agreements which, if breached, could directly or indirectly result in a Material Adverse

Effect but excluding the Loan Papers) of Borrower and each REO Affiliate.

Neither Borrower nor any REO Affiliate is in default in any material respect under any loan agreement, indenture, mortgage, security agreement or other material agreement or obligation to which it is a party or by which any of its properties is bound.



         5.10.   No Litigation.  Except as described on Schedule 5.10, there are no actions, suits or legal, equitable, arbitration or administrative proceedings pending, or to the knowledge of Borrower threatened, against Borrower or any REO Affiliate or any of their respective assets that would, if adversely determined, have a Material Adverse Effect.



         5.11.   Burdensome Contracts.  Neither Borrower nor any Subsidiary is

a party to, or bound by, any contract which has a Material Adverse Effect on the business, operations or financial condition of Borrower or any Subsidiary.



         5.12.   Taxes.  All tax returns required to be filed by Borrower and each REO Affiliate in any jurisdiction have been filed and all taxes (including mortgage recording taxes), assessments, fees and other governmental charges upon Borrower or any REO Affiliate or upon any of their properties, income or franchises have been paid prior to the time that such taxes could give rise to a lien thereon, except for Permitted Liens.  There is no proposed tax assessment against Borrower or any REO Affiliate and there is no basis for such assessment.



         5.13.   Principal Office, Etc.  The principal office, chief executive office and principal place of business of Borrower is at 6400 Imperial Drive,

P.O. Box 8216, Waco, Texas, 76714-8216.  Borrower maintains its principal records and books at such address.



         5.14.   ERISA.  No Plan exists.



         5.15.   Compliance with Law.  Each of Borrower, Servicer and each REO

Affiliate has duly complied with, and its assets, business operations and leaseholds are in compliance in all material respects with, the provisions of all federal, state and local laws, rules, regulations and orders (including,

without limitation, Applicable Environmental Laws) applicable to Borrower,

Servicer or any REO Affiliate, as the case may be, and their respective assets or the conduct of their respective businesses and they each possess all required licenses, permits, authorizations and approvals for the conduct of their business, the ownership of their properties and their execution, delivery and performance of the Loan Papers.  Neither Borrower nor any of the REO

Property or the Underlying Real Estate is in material violation of any

Applicable Environmental Law or subject to any existing, pending or overtly threatened investigation by any Governmental Authority under any Applicable

Environmental Law.  To the best knowledge of Borrower, no Hazardous Substance

(a) has been disposed of or released on any of REO Property or the Underlying

Real Estate or (b) is located thereon.  No REO Property, Underlying Real Estate or any property adjoining any REO Property or Underlying Real Estate is being used, or, to Borrower's best knowledge, has been used at any time, for the generation, disposal, storage, treatment, processing or other handling of any

Hazardous Substance, and no environmental permits are required for the operation of the businesses or other activities being conducted on any REO

Property or Underlying Real Estate.  The foregoing provisions of this Section

5.15 are subject to the following qualifications: (a) the use by the owners of any Underlying Real Estate of limited quantities of Hazardous Substances in the ordinary conduct of their business and in accordance with industry customs and all Applicable Environmental Laws shall not be a breach of the representations of this Section 5.15 and (b) such representations are subject to the exception of (i) with respect to Borrower, all matters disclosed to Lender in writing before the date of this Agreement and (ii) with respect to any Assets, all matters disclosed to Lender in writing before the date of acquisition of such

Asset.



         5.16.   Government Regulation.  Borrower is not subject to regulation under the Public Utility Holding Borrower Act of 1935, the Federal Power Act,

the Investment Borrower Act of 1940, the Interstate Commerce Act (as any of the

preceding acts have been amended), or any other law (other than Regulation X)

which regulates the incurring by Borrower of Indebtedness, including but not limited to laws relating to common contract carriers or the sale of electricity, gas, steam, water, or other public utility services.



         5.17.   No Subsidiaries. Borrower has not formed or acquired any

Subsidiary.

         5.18.   Solvency.  As of the date hereof, and after giving effect to each transaction contemplated in a Borrowing Request, (a) the aggregate fair market value of Borrower's assets exceed, and will exceed, its liabilities

(whether contingent, subordinated, unmatured, unliquidated, or otherwise), (b)

Borrower has, and will have, sufficient cash flow to enable it to pay its debts as they mature, and (c) Borrower has, and will have, a reasonable amount of capital to conduct its business as presently contemplated.



         5.19.   Ownership of Borrower, Servicer and REO Affiliate.  FirstCity

Commercial Corporation, a Delaware corporation formerly known as J-Hawk

Corporation ("FCCC") owns a 98% limited partnership interest in Borrower and

First X Realty, L.P.  FH Asset Corp. ("FH CORP") owns a 2% general partnership interest in Borrower. FCCC and Servicer are each wholly-owned subsidiaries of

FirstCity Financial Corporation, a Delaware corporation ("FCFC").  Borrower owns or will own a 98% limited partnership interest in FH Properties, L.P.  FH

Properties of Texas, Inc., a Texas corporation ("FH TEXAS"), owns a 2% general partnership interest in FH Properties, L.P.  First X Corp., a Texas corporation

("FIRST X CORP; FH Corp, FH Texas and First X Corp being each a "GENERAL

PARTNER"), owns a 2% general partnership interest in First X Realty, L.P.

Each General Partner is a wholly owned subsidiary of FCCC.



         5.20.   Service of Process.  Borrower has appointed CT Corporation

System to be its agent for service of process in New York and CT Corporation

System has accepted such appointment.



         5.21.   Representations and Warranties.  Each Borrowing Request shall constitute, without the necessity of specifically containing a written statement, a representation and warranty by Borrower that no Event of Default exists and that all representations and warranties contained in this Section 5 or in any other Loan Paper are true and correct at and as of the date of such

Borrowing Request and as of the date the Advance is to be made.



         5.22.   Survival of Representations, Etc.  All representations and warranties by Borrower herein shall survive delivery of the Note and the making of the Loans, and any investigation at any time made by Lender shall not diminish Lender's right to rely on such representations and warranties.



                                   SECTION 6



                              CONDITIONS PRECEDENT



         6.01.   Initial Advances.  The obligation of Lender to make its

initial Advance hereunder is subject to the condition precedent that, on or before the date of such Advance, Lender shall have received the following, each dated as of the date of such Advance, in form and substance satisfactory to

Lender:



                 (a)      Revolving Credit Note; Loan Papers.  A duly executed

         Note, drawn to the order of Lender, in the form of Exhibit "A"

         attached hereto with appropriate insertions, together with the other

         Loan Papers, duly executed and delivered by the parties thereto and,

         where applicable, duly acknowledged and in recordable form;



                 (b)      Opinion of Counsel.  The favorable, written opinions

         of (i) counsel to Borrower, each General Partner, each REO Affiliate and the Servicer regarding Borrower, each General Partner, each REO

         Affiliate, the Servicer, the Loan Papers and the transactions contemplated by the Loan Papers; (ii) counsel satisfactory to Lender qualified in such jurisdiction(s) as Lender deems appropriate to the effect that Lender's security interest in the Collateral Loans acquired with the proceeds of the initial Advance is perfected by possession of the notes held by Lender or the Collateral Custodian and that the recording of an assignment of mortgage is not necessary to perfect such security interest; and (iii) such other opinions as

         Lender may reasonably request;



                 (c)      Officer's Certificate.  A certificate signed by a

         duly authorized officer of FH Corp on behalf of the Borrower, in form and substance reasonably satisfactory to Lender stating that (to the best knowledge and belief of such officer, after reasonable and due investigation and review of matters pertinent to the subject matter of such certificate):  (i) all of the representations and warranties contained in Section 5 hereof, and the other Loan Papers are true and correct as of the Effective Date of such Advance; and (ii) no event has occurred and is continuing, or would result from the Advance,

         which constitutes an Event of Default or Potential Default;



                 (d)      Organizational Documents.  True, correct and complete

         copies of the following in form and substance reasonably satisfactory to Lender: the partnership certificates of Borrower and each REO

         Affiliate; a copy of the partnership agreements of Borrower and each

         REO Affiliate; articles of incorporation and bylaws of each General

         Partner; all such documents to be certified as of the Closing Date by the appropriate general partner or corporate officer, as applicable,

         together with appropriate partnership and corporate resolutions on behalf of the partners of Borrower and each REO Affiliate and the boards of directors of the General partners; and certificates of existence and good standing from the Secretary of State of the State of Texas or Delaware, as applicable, relating to the continuing existence of Borrower, any such REO Affiliate and the General Partner;



                 (e)      Resolutions of General Partners.  Resolutions of each

         General Partner approving the execution, delivery and performance of this Agreement, the Note, and the other Loan Papers and the transactions contemplated herein and therein, on behalf of Borrower and each REO Affiliate, as applicable, duly adopted by such General

         Partner's  board of directors and accompanied by a certificate of the secretary of each such General Partner that such resolutions are true and correct, have not been altered or repealed and are in full force and effect all in form and substance reasonably satisfactory to

         Lender;



                 (f)      Incumbency Certificate.  A signed certificate of the

         secretary of each General Partner which shall certify the names of the officers of Borrower and each REO Affiliate, as applicable, authorized to sign each of the Loan Papers and the other documents or certificates to be delivered pursuant to the Loan Papers by Borrower or any REO Affiliate, together with the true signatures of each such officer.  Lender may conclusively rely on such certificate until it shall receive a further certificate of the secretary of any General

         Partner canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate;



                 (g)      Certificates.  Certificates of existence and good

         standing for Borrower, each General Partner and each REO Affiliate,

         issued by the Texas Secretary of State, and certificates of qualification and good standing (or other similar instruments) for

         Borrower, each General Partner and each REO Affiliate, issued by the

         Secretary of State of each State wherein Borrower, each General

         Partner and each REO Affiliate, as applicable, is qualified to do business as a foreign corporation, each dated within ten (10) days of the initial Advance;



                 (h)      Recordable Documents.  UCC financing statements and

         other filings or recordings required by Lender;



                 (i)      Lien Searches.  Current lien searches evidencing that

         the liens of Lender, upon the Collateral are first and prior Liens,

         subject only to Permitted Liens;



                 (j)       Insurance.  If available, evidence of insurance and

         loss payee endorsements required hereunder or other Loan Papers and certificates or binders of insurance policies  evidencing the insurance required by Section 9.04 hereof and/or endorsements naming

         Lender as loss payee, all at Borrower's cost and expense;



                 (k)      Additional Information.  Such other information and

         documents as may reasonably be required by Lender and Lender's counsel.

         6.02.   All Advances.  The obligation of Lender to make any Advance under this Agreement to acquire an Asset Portfolio (including the initial

Advance) shall be subject to the following additional conditions precedent:



                 (a)      No Defaults; No Potential Defaults; No Collateral

         Impairment Event; Maximum Advance Amount.  As of the date of the making of such Advance there exists no Potential Default, Event of

         Default or Collateral Impairment Event, and the Advance does not exceed the Maximum Advance Amount;



                 (b)      Compliance with Loan Agreement.  Borrower, each REO

         Affiliate and Servicer shall have performed and complied with all agreements and conditions contained herein or in any Loan Paper which are required to be performed or complied with by Borrower, each REO

         Affiliate or Servicer before or at the date of such Advance;



                 (c)      No Material Adverse Effect.  As of the Effective Date

         of such Advance, no Material Adverse Effect has occurred in the business or financial condition of Borrower or Servicer;



                 (d)      Borrowing Request.  In the case of any Advance,

         Lender shall have received from FH Corp, a Borrowing Request three (3)

         Business Days prior to the Effective Date of such Advance, signed by an Authorized Officer of FH Corp, all of the statements of which shall be true and correct, certifying that, as of the date thereof, (i) the amount of the requested Advance does not exceed the Maximum Advance

         Amount for the Asset Portfolio to be acquired with the proceeds of such Advance, (ii) all of the representations and warranties of

         Borrower and Servicer contained in this Agreement and each of the Loan

         Papers (including all computations of Net Present Values based on the

         Projected Net Collections figures set forth on the most recent Asset

         Portfolio Report delivered to Lender) executed by Borrower are true and correct, (iii) no event has occurred and is continuing, or would result from the Advance, which constitutes an Event of Default or

         Potential Default, (iv) no Collateral Impairment Event has occurred and is continuing, nor will the Advance result in a Collateral

         Impairment Event or Pool Collateral Impairment Event, (v) the purchase of the Assets included in the Asset Portfolio being financed with the

         Advance was underwritten by Borrower in accordance with its established underwriting requirements, (vi) the Assets included in the

         Asset Portfolio being financed with the Advance are of a type previously financed by Borrower, or an Affiliate of Borrower, with

         Lender or, if not, are assets which have been specifically approved by

         Lender for inclusion in the Asset Portfolio and (vii) such other facts as Lender may reasonably request;



                 (e)      Representations and Warranties.  The representations

         and warranties contained in Section 5 hereof shall be true in all respects on the date hereof, on the date of each Borrowing Request and on the date of making of such Advance, with the same force and effect as though made on and as of such dates;



                 (f)      Bankruptcy Proceedings.  No proceeding or case under

         the United States Bankruptcy Code shall have been commenced by or against Borrower or any REO Affiliate;



                 (g)      Collateral.  With respect to the Asset Portfolio to

         be acquired with such Advance, Lender or the Collateral Custodian shall have confirmation of the existence and possession by Borrower of each note evidencing a Collateral Loan (or in the case of a lost note,

         a "LOST NOTE AFFIDAVIT" (herein so called) provided to Borrower pursuant to the terms of a Sale Agreement by the sellers), it being understood that Borrower shall deliver to Lender or the Collateral

         Custodian, (i) within one Business Day of the Effective Date related to such Asset Portfolio, (A) the originally executed REO Notes and promissory notes evidencing each of the Account Debtor's obligations to repay the Collateral Loans, endorsed in blank by Allonge, or on the face of the notes themselves, as such notes may have been amended,

         supplemented or otherwise modified as of the date of delivery or (B) Lost Note Affidavits, if appropriate, (ii) within fourteen (14)

         days after the Effective Date related to such Asset Portfolio, fully and originally executed copies of Collateral Assignments of the

         Collateral Loan Documents, and (iii) within twenty-one (21) days after the Effective Date related to such Asset Portfolio, fully and originally executed copies of all other Collateral Loan Documents related to such Asset Portfolio, all of the statements set forth in any Borrowing Request are true and correct as of the date the same is received by Lender and as of the date of Advance;



                 (h)      Equity Investments/Subordinated Loan.  Lender shall

         have received evidence that, upon the funding of the Advance requested, the Equity Contribution, if applicable, shall have been paid in full (as a result of equity investments in Borrower).  At the sole discretion of Lender, the equity investment related to the acquisition of an Asset Portfolio may be funded, in whole or in part,

         by additional Indebtedness of Borrower or an Affiliate of Borrower,

         subordinated in right of payment to the payment of the Obligation pursuant to a subordination agreement executed in favor of Lender, and in form and substance acceptable to Lender in its sole discretion;



                 (i)      Consents.  All consents, waivers, acknowledgments,

         releases, terminations, and other agreements and documents from third persons which Lender may reasonably deem necessary or desirable in order to permit, protect and perfect its security interest in and liens upon the Assets being acquired or to effectuate the provisions or purposes of this Agreement and the other Loan Papers, including,

         without limitation, all bailee notifications and acknowledgments of security interests, shall have been properly received;



                 (j)      Due Diligence Reports.   Lender or the Collateral

         Custodian shall have received with respect to each Asset being acquired by Borrower with the proceeds of the Advance, copies of the

         Due Diligence Reports and any additional information, report or documentation that may be reasonably requested by Lender or its counsel.



                 (k)      Purchase Documentation.  Unless the Asset Portfolio

         being financed with the Advance is an Owned Asset Portfolio, Lender shall have received certified copies of all documentation related to

         Borrower's acquisition of the Asset Portfolio (including the Sale

         Agreement, any assignments to Borrower related thereto and the related closing statement) and the REO Affiliate's acquisition of title to REO

         Property together with evidence that all such documents (including the applicable Sale Agreement) have been duly authorized, executed and delivered by the parties thereto, provided that to the extent any such documents are being executed and delivered on the Effective Date,

         Borrower shall deliver forms of all such documents on or prior to the

         Effective Date with the original documents to be delivered within three Business Days following the Effective Date; and



                 (l)      Security Documents.  Lender shall have received such

         additional Security Documents as Lender may reasonably require to ensure that Lender receives valid liens in all of the Assets in such

         Asset Portfolio.





                                   SECTION 7



                             AFFIRMATIVE COVENANTS



         So long as Lender has any commitment to make Advances hereunder, and until payment in full of the Note and the performance of the Obligation,

Borrower agrees that (unless Lender shall otherwise consent in writing):



         7.01.   Financial Statements, Reports and Documents.  Borrower shall deliver, or as appropriate shall ensure Servicer delivers, to Lender each of the following:

                 (a)      Quarterly Statements.  As soon as available, and in

         any event within forty-five (45) days after the end of each quarterly fiscal period of each fiscal year of Borrower, copies of the balance sheet of Borrower (reflecting REO Property as inventory), as of the end of such fiscal period, and statements of income and retained earnings and changes in financial position of Borrower for that quarterly fiscal period and for the portion of the Fiscal Year ending with such period, in each case setting forth in comparative form the figures for the corresponding period of the preceding fiscal year, all in reasonable detail, and certified by the chief financial officer of

         FH Corp as being true and correct and as having been prepared in accordance with Generally Accepted Accounting Principles, subject to year-end audit and adjustments;



                 (b)      Annual Statements.  As soon as available and in any

         event within one-hundred and twenty (120) days after the close of each fiscal year of Borrower, copies of the balance sheet of Borrower

         (reflecting REO Property as inventory) as of the close of such fiscal year and statements of income and retained earnings and changes in financial position of Borrower for such fiscal year, in each case setting forth in comparative form the figures for the preceding fiscal year, all in reasonable detail and accompanied by an opinion thereon

         (which shall not be qualified by reason of any limitation imposed by

         Borrower) of KPMG Peat Marwick LLP, or of other independent public accountants of recognized national standing selected by Borrower and satisfactory to Lender, to the effect that such financial statements have been prepared in accordance with Generally Accepted Accounting

         Principles consistently maintained and applied (except for changes in which such accountants concur) and that the examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and,

         accordingly, includes such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances.  A Compliance Letter signed by such accountants shall accompany each such opinion;



                 (c)      Audit Reports.  Promptly upon receipt thereof, one

         copy of each written report submitted to Borrower by independent accountants in any annual, quarterly or special audit made, it being understood and agreed that all audit reports which are furnished to

         Lender pursuant to this Section 7.01 shall be treated as confidential,

         but nothing herein contained shall limit or impair Lender's right to disclose such reports to any appropriate Governmental Authority or to use such information to the extent pertinent to an evaluation of the

         Obligation or to enforce compliance with the terms and conditions of this Agreement, or to take any lawful action which Lender deems necessary to protect its interests under this Agreement;



                 (d)      Compliance Certificate.  Within thirty (30) days

         after the end of each fiscal quarter of Borrower hereafter, a certificate executed by the chief financial officer or chief executive officer of each General Partner, stating that a review of the activities of Borrower and each REO Affiliate, as applicable, during such fiscal quarter has been made under his supervision and that

         Borrower and each REO Affiliate has observed, performed and fulfilled each and every obligation and covenant contained herein and is not in default under any of the same or, if any such default shall have occurred, specifying the nature and status thereof;



                 (e)      Asset Portfolio Report.  As soon as practicable, and

         in any event within twenty-five (25) calendar days after the end of each month, an Asset Portfolio Report calculated as of the close of such month for all Assets;



                 (f)      Budgets.  Borrower will deliver to Lender, within

         ninety (90) days of the acquisition of any Asset Portfolio, as part of an Asset Portfolio Report, a budget for each Asset comprising such

         Asset Portfolio, reflecting the Projected Net Collections for each such Asset.  Lender shall have the right to review and approve each such budget and each such "APPROVED BUDGET" (herein so called), as modified and updated from time to time as provided for herein, shall be the basis for calculating the Net Present Value of such Asset for purposes of determining the occurrence of a

         Collateral Impairment Event or Pool Collateral Impairment Event.

         Thereafter, Borrower shall deliver to Lender, with each Asset

         Portfolio Report, a revised budget and revised Net Present Value for each Asset with (i) an Allocated Purchase Price equal to or greater than $100,000.00, and (ii) a revised Net Present Value less than ninety percent (90%) or greater than one hundred and ten percent

         (110%) of the previously budgeted Net Present Value of such Asset.

         Lender will have ten (10) days to approve the revised budget.  If

         Lender has not responded within ten (10) Business Days after receipt of the modified Net Present Values, the modified Net Present Values and revised budgets will be deemed to be approved by Lender.  If

         Lender does not approve any revised budget, Borrower and Lender shall attempt to agree upon an acceptable revised budget.  If no such agreement is reached within twenty (20) days after receipt of the modified Net Present Value and revised budget, the Net Present Value of such Asset shall be adjusted as Lender, in its sole discretion,

         shall reasonably deem appropriate.  Prior to Lender accepting

         Borrower's initial budget for each Collateral Loan and each REO

         Property, the present value of the Original Estimated Value attached to the related Borrowing Request, discounted at the related discount rate for such Asset, will be used as the Net Present Value.



         7.02.   Additional Reports.  Furnish to Lender, as soon as

practicable, such other information concerning the Assets, business, properties or financial condition of Borrower as Lender shall reasonably request in form reasonably satisfactory to Lender.  The delivery of any reports, statements and other information by Borrower or Servicer shall be deemed a representation and warranty that the same is true, accurate and complete except to the extent such reports or statements relate to estimates or projections of future collections or cashflows related to the Assets.



         7.03.   Payment of Taxes, Impositions and Other Indebtedness.

Borrower will pay and discharge and will cause each REO Affiliate to pay and discharge (a) all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any property belonging to it,

and all Impositions in accordance with its normal and customary standards, and in any event before any foreclosure action may be completed with respect to any of Borrower's assets, (b) all lawful claims (including claims for labor,

materials and supplies), which, if unpaid, might become a Lien upon any of its property and (c) all of its other Indebtedness, except as prohibited hereunder.



         7.04.   Filings. Borrower will file all federal, state and local tax returns and other reports that Borrower is required by law to file and maintain adequate reserves for the payment of all taxes, assessments, governmental charges, and levies imposed upon it, its income, or its profits, or upon any assets belonging to it; and will cause each REO Affiliate to file all federal,

state and local tax returns and other reports that such REO Affiliate is required by law to file and to maintain adequate reserves for the payment of all taxes, assessments, governmental charges, and levies imposed upon it, its income, or its profits, or upon any assets belonging to it.



         7.05    Maintenance of Existence and Rights; Conduct of Business.

Borrower will preserve and maintain its corporate existence and all of its rights, privileges and franchises necessary or desirable in the normal conduct of its business, and conduct its business in an orderly and efficient manner consistent with good business practices and in accordance with all applicable laws, rules, regulations and orders of any Governmental Authority.



         7.06.   Notice of Default; Notice of Collateral Impairment Event.

Borrower will furnish to Lender, immediately upon becoming aware of the existence of any condition or event which constitutes an Event of Default or

Potential Default, a written notice specifying the nature and period of existence thereof and the action which Borrower is taking or proposes to take with respect thereto.  Borrower will furnish to Lender, immediately upon becoming aware of the existence of a Collateral Impairment Event or a Pool

Collateral Impairment Event, a written notice of such Collateral Impairment

Event or Pool Collateral Impairment Event, as applicable, showing the calculations related thereto.

         7.07.   Other Notices.  Borrower will promptly notify Lender of (a)

any Material Adverse  Effect, (b) any material default under any material agreement, contract or other instrument to which it, or any REO Affiliate, is a party or by which any of its properties are bound, or any acceleration of the maturity of any Indebtedness owing by Borrower or the REO Affiliate, (c) any material adverse claim against or affecting Borrower or any of its properties or the REO Affiliate or any of the REO Properties, and (d) the commencement of,

and any material determination in, any litigation with any third party or any proceeding before any Governmental Authority affecting Borrower or the REO

Affiliate.



         7.08.   Compliance with Loan Papers.  Borrower will promptly comply,

and will cause Servicer and each REO Affiliate to promptly comply, with any and all covenants and provisions of this Agreement, the Note and all other of the

Loan Papers and other reasonable requests by Lender related to the Loan.



         7.09.   Compliance with Material Agreements.  Borrower will comply,

and will cause Servicer and each REO Affiliate to comply, in all material respects with all material agreements, indentures, mortgages or documents binding on it or affecting its properties or business.



         7.10.   Operations and Properties.  Borrower and each REO Affiliate will act prudently and in accordance with Standard Industry Practices in managing or operating its assets, properties, business and investments.

Borrower will keep, and with respect to REO Property will ensure each REO

Affiliate keeps, in good working order and condition, ordinary wear and tear excepted, all of its assets and properties which are necessary to the conduct of its business and cause the Underlying Real Estate and REO Property to be maintained in at least as good a condition as they existed on the date of acquisition of the Collateral Loan or REO Property by Borrower or REO

Affiliate, ordinary wear and tear excepted, and will make, or ensure Servicer makes, such Protective Advances as may be required to do so.



         7.11.   Books and Records; Access.  Borrower and each REO Affiliate will give any representative of Lender access during all business hours to, and permit such representative to examine, copy or make excerpts from, any and all books, records and documents in the possession of Borrower or any REO Affiliate and relating to its affairs, and to inspect any of the properties of Borrower.

Borrower and each REO Affiliate will maintain complete and accurate books and records of its transactions in accordance with good accounting practices.



         7.12.   Compliance with Law.  Borrower will comply with, and will

cause each REO Affiliate to comply with, all applicable laws, rules,

regulations, and all orders of any Governmental Authority applicable to it or any of its property, business operations or transactions, a breach of which could have a Material Adverse Effect on Borrower's or any REO Affiliate's

financial condition, business or credit.  Borrower will keep and maintain its assets and any REO Property in material compliance with, and shall not cause or permit any of the same to be in violation of, any Applicable Environmental

Laws.



         7.13.   Authorizations and Approvals.  Borrower will promptly obtain,

from time to time at its own expense, and will ensure each REO Affiliate obtains, all such governmental licenses, authorizations, consents, permits and approvals as may be required to enable it to comply with its obligations hereunder and under the other Loan Papers.



         7.14.   Experienced Management.  Borrower will at all times hire and retain management and supervisory personnel adequate for the proper management,

supervision and conduct of its properties, business and operation.



         7.15.   Further Assurances.  Borrower will, and will ensure each REO

Affiliate will, make, execute or endorse, and acknowledge and deliver or file or cause the same to be done, all such vouchers, invoices, notices,

certifications and additional agreements, undertakings, conveyances, deeds of trust, mortgages, transfers, assignments, financing statements or other assurances, and take any and all such other action, as Lender may, from time to time, deem reasonably necessary or proper in connection with this Agreement or any of the other Loan Papers, the obligations of Borrower hereunder or thereunder, or for better assuring and confirming unto Lender all or any part of the security for any of such obligations, or for granting to Lender any security for the Obligation which Lender may request from time to time, or for facilitating collection of the Collateral hereunder.



         7.16.   Collection Efforts.  Borrower will exercise collection efforts with respect to the Collateral Loans as is consistent with sound business practice. Borrower will at all times comply with Standard Industry Practices and Borrower's past procedures related to due diligence, collateral control,

collection and reporting procedures with respect to all Collateral Loans.

Borrower's principal office shall at all times be maintained at 6400 Imperial

Drive, P.O. Box 8216, Waco, Texas, 76714-8216 and Borrower's books, records and files related to the Collateral Loans (including, without limitation, the Due

Diligence Reports) shall at all times be maintained at the Servicer's offices set forth on Schedule 7.16 attached hereto.  Borrower shall maintain all files related to the Collateral Loans in a reasonably prudent manner.



         7.17.   Management.  Borrower will give Lender prompt notice of (a)

all senior management changes and (b) any substantial material change in

Borrower's management structure or personnel contemplated by Borrower.



         7.18.   Records.   Borrower will maintain complete and accurate

records and files pertaining to each Collateral Loan delivered to Lender or the

Collateral Custodian, and retain such records and files together with all

Collateral Loan Documents, in the possession of Borrower, in restricted access secure facilities reasonably safe from loss or destruction.



         7.19.   Grant of Specific Liens.  Borrower will, at any time

Underlying Real Estate is foreclosed upon by Borrower, grant to Lender a Lien upon such Underlying Real Estate, subject only to Permitted Liens and, if the foreclosed Underlying Real Estate or the note secured by the Underlying Real

Estate being foreclosed upon has been conveyed to an REO Affiliate, Borrower will obtain an REO Note following the assignment to the REO Affiliate, and will ensure the REO Affiliate grants (a) to Lender, a second priority lien, securing its Guaranty obligations and (b) to Borrower a first priority lien securing the

REO Note, in such Underlying Real Estate, following the foreclosure.



         7.20.   Ancillary Agreements.  Borrower will fully comply with, and perform (or cause Servicer to perform, as the case may be), all of the terms of the Lockbox Agreement, the Servicing Agreement, and the other Loan Papers.



         7.21.   General Indemnity; Environmental Indemnity



                 (a)      Borrower hereby agrees to indemnify, protect, and

         hold Lender and its parent, subsidiaries, directors, officers,

         employees, representatives, agents, successors, assigns, affiliates and attorneys (collectively, with their successors and assigns, the

         "INDEMNIFIED PARTIES") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions,

         judgments, suits, claims, costs, expenses (including, without limitation, attorneys' fees and legal expenses whether or not suit is brought and settlement costs), and disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against any of the Indemnified Parties, in any way relating to or arising out of the Loan Papers or any of the transactions contemplated therein or the performance or exercise of any rights or remedies thereunder

         (collectively, the "INDEMNIFIED LIABILITIES") to the extent that any of the Indemnified Liabilities results, directly or indirectly, from any claim made (whether or not in connection with any legal action,

         suit, or proceeding) by or on behalf of any person or entity,INCLUDING

         MATTERS ARISING OUT OF THE ORDINARY NEGLIGENCE OF THE INDEMNIFIED

         PARTIES, BUT EXCLUDING MATTERS ARISING OT OF THE FRAUD, GROSS

         NEGLIGENCE OR WILLFUL MISCONDUCT OF THE INDEMNIFIED PARTIES; provided,

         however, that Lender shall not be indemnified against any claim resulting from any action taken by Lender with respect to any

         Collateral subsequent to the foreclosure upon such Collateral by

         Lender
         or for any material breach of Lender's obligations hereunder.  The provisions of and undertakings and indemnification set forth in this paragraph shall survive the satisfaction and payment of the Obligation and termination of this Agreement.



                 (b)      Borrower agrees to promptly pay and discharge when

         due all debts, claims, liabilities and obligations with respect to any clean-up measures necessary for Borrower to comply with Applicable

         Environmental Laws affecting Borrower, the Mortgaged Property, the REO

         Property and the Underlying Real Estate, provided that, with respect to any single tract or parcel of real property, Borrower shall not be required to take such action if failure to take such action would not have a Material Adverse Effect on the financial condition of Borrower or any REO Affiliate or would not, in the reasonable opinion of

         Lender, have the potential for creating any liability or claim against

         Lender. Borrower hereby agrees to indemnify, protect, and hold each of the Indemnified Parties harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions,

         judgments, suits, claims, proceedings, costs, expenses (including,

         without limitation, all reasonable attorneys' fees and legal expenses whether or not suit is brought), and disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by, or asserted against Indemnified Parties, with respect to or as a direct or indirect result of any violation, or claimed violation of, any

         Applicable Environmental Laws by Borrower; or with respect to or as a direct or indirect result of Borrower's generation, manufacture,

         production, storage, release, threatened release, discharge, disposal of a Hazardous Substance at, on or about any REO Property, Mortgaged

         Property, Underlying Real Estate or any property of Borrower or which secures any indebtedness owed to Borrower, including, without limitation, (a) all damages related to any such use, generation,

         manufacture, production, storage, release, threatened release,

         discharge, disposal, or presence, or (b) the costs of any required or necessary environmental investigation, monitoring, repair, cleanup, or detoxification and the preparation and implementation of any closure,

         remedial, or other plans; and provided, however, that Lender shall not be indemnified against any claim resulting from any action taken by

         Lender with respect to any Collateral or REO Property subsequent to the foreclosure upon such Collateral or REO Property by Lender.  The provisions of and undertakings and indemnification set forth in this paragraph shall survive the satisfaction and payment of the Obligation and termination of this Agreement.  It shall not be a defense to the covenant of Borrower to indemnify that the act, omission, event or circumstance did not constitute a violation of any Applicable

         Environmental Law at the time of its existence or occurrence.  The terms "HAZARDOUS SUBSTANCE" and "RELEASE" shall have the meanings specified in the Superfund Amendments and Reauthorization Act of 1986

         ("SARA"), and the terms "SOLID WASTE" and "DISPOSED" shall have the meanings specified in the Resource Conservation and Recovery Act of

         1976 ("RCRA"); provided, to the extent that any other applicable laws of the United States of America or political subdivision thereof establish a meaning for "hazardous substance," "release," "solid waste,"  or "disposed" which is broader than that specified in either

         SARA or RCRA, such broader meaning shall apply.  As used in this

         Agreement, "APPLICABLE ENVIRONMENTAL LAW", shall mean and include the singular, and "APPLICABLE ENVIRONMENTAL LAWS" shall mean and include the collective aggregate of the following:  Any law, statute,

         ordinance, rule, regulation, order or determination of any

         Governmental Authority affecting Borrower or any REO Affiliate pertaining to hazardous substances or the environment, including,

         without limitation, all applicable flood disaster laws and health,

         safety and environmental laws and regulations pertaining to health,

         safety or the environment, including without limitation, the

         Comprehensive Environmental Response, Compensation, and Liability Act

         of 1980 ("CERCLA"), the Resource Conservation and Recovery Act of

         1976, the Superfund Amendments and Reauthorization Act of 1986, the

         Occupational Safety and Health Act, the Texas Water Code, the Texas

         Solid Waste Disposal Act, and any federal, state or municipal laws,

         ordinances, regulations or law which may now or hereafter require removal of asbestos or other hazardous wastes from any property of

         Borrower or any REO Affiliate or impose any liability on Lender related to asbestos or other hazardous wastes in any property of

         Borrower or any REO Affiliate.  The provisions of this Section 7.21 shall survive the repayment of the Note.  In the event of the transfer of the Note or any portion thereof, Lender or any subsequent holder of the Note and any participants shall continue to be benefited by this indemnity agreement with respect to the period of such holding of the

         Note.



         Borrower will reimburse each Indemnified Party for all expenses

(including reasonable fees and disbursements of counsel) as they are incurred by such Indemnified Party in connection with investigating, preparing for or defending any action (or enforcing this Agreement, or any of the other Loan

Papers).  Borrower agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened action in respect of which indemnification has been sought hereunder (whether or not an Indemnified

Party is a party therein) unless Borrower has given Lender reasonable or prior written notice thereof and obtained an unconditional release of each

Indemnified Party from all liability arising therefrom.



                                   SECTION 8



                               NEGATIVE COVENANTS



         So long as Lender has any commitment to make Advances hereunder, and until payment in full of the Note and the performance of the Obligation,

Borrower agrees that (unless Lender shall otherwise consent in writing):



         8.01.   Limitation on Indebtedness.  Borrower will not, and will

ensure each REO Affiliate does not, incur, create, contract, waive, assume,

have outstanding, guarantee or otherwise be or become, directly or indirectly,

responsible for any Indebtedness, except (a) Indebtedness arising out of this

Agreement, (b) liabilities for taxes and assessments incurred in the ordinary course of business, (c) obligations under the Servicing Agreement, (d) current amounts payable or accrued of other claims (other than for borrowed funds or purchase money obligations or transactions which are equivalent thereto)

incurred in the ordinary course of business, provided that all such liabilities, accounts and claims shall be promptly paid and discharged when due or in conformity with customary trade terms, (e) contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business, (f) Indebtedness of Borrower or each REO Affiliate as reflected in the most recent financial statements of

Borrower delivered to Lender; (g) subordinated indebtedness approved by Lender in accordance with Section 6.02(h) herein and (h) the REO Notes.



         8.02.   Negative Pledge. Borrower will not, and will ensure each REO

Affiliate does not,  create or suffer to exist any mortgage, pledge, security interest, conditional sale, Lien or other title retention agreement, charge,

encumbrance or other Lien (whether such interest is based on common law,

statute, other law or contract) upon any of its property or assets, now owned or hereafter acquired, except for Permitted Liens or Permitted Prior Liens.



         8.03.   Prepayments.  Borrower will not, and will ensure each REO

Affiliate does not, directly or indirectly pay any subordinated indebtedness permitted hereunder prior to the date on which such subordinated indebtedness is due and payable in accordance with the terms thereof and will not directly or indirectly make any payment of any subordinated indebtedness which would violate the terms of the subordination agreement applicable to such subordinated indebtedness.



         8.04.   Limitation on Investments.  Borrower will not, and will ensure each REO Affiliate does not,  make or have outstanding any Investments in any

Person, except for Borrower's ownership of REO Affiliates, Temporary Cash

Investments and such other "cash equivalent" investments as Lender may from time to time approve.



         8.05.   Alteration of Material Agreements.  Borrower will not, and will ensure each REO Affiliate does not, consent to or permit any alterations,

amendments, modifications, releases, waivers or terminations of any material agreement to which it is a party which could result in a Material Adverse

Effect.

         8.06.   Certain Transactions.  Borrower will not, and will ensure each

REO Affiliate does not, enter into any transaction with, or pay any management fees to, any Affiliate; provided, however, that Borrower or any REO Affiliate may enter into the Servicing Agreement and transactions evidenced by the REO

Notes and may enter into any other transaction with Affiliates provided payments to such Affiliates under such transaction is limited to Borrower's pro rata share of Excess Cash Flow received pursuant to Section 3.06(c).



         8.07.   Issuance of Shares.  Borrower will not, and will ensure each

REO Affiliate does not,  issue, sell or otherwise dispose of, any shares of its capital stock or other securities, or rights, warrants or options to purchase or acquire any shares or securities.



         8.08.   Limitation on Sale of Properties.  Borrower will not, and will ensure each REO Affiliate does not, sell, assign, convey, exchange, lease or otherwise dispose of any of its properties, rights, assets or business, whether now owned or hereafter acquired, except in the ordinary course of its business and for a fair consideration, and in such event shall immediately pay such proceeds into the Lockbox Account to be applied pursuant to Section 3.06.



         8.09.   Name, Fiscal Year and Accounting Method.  Borrower will not,

and will ensure each REO Affiliate does not, change its name, fiscal year or method of accounting.



         8.10.   Liquidation, Mergers, Consolidations and Dispositions of

Substantial Assets.  Borrower will not, and will ensure each REO Affiliate does not, dissolve or liquidate, or become a party to any merger or consolidation unless Borrower or the REO Affiliate, as applicable, shall be the surviving entity of its property or assets or business, provided, however, that the foregoing shall not operate to prevent a merger of any Person into the

Borrower; provided, however, that Borrower shall be the surviving or continuing corporation and, after giving effect to such merger or consolidation:  (a)

Borrower or shall be in full compliance with the terms of this Agreement; and

(b) the management of Borrower shall be substantially unchanged.



         8.11.   Lines of Business.  Borrower will not, and will ensure each

REO Affiliate does not, directly or indirectly, engage in any business other than those in which it is presently engaged, or discontinue any of its existing lines of business or substantially alter its method of doing business.



         8.12.   No Amendments.  Borrower will not and will ensure each REO

Affiliate does not, amend its partnership agreement.



         8.13.   Purchase of Substantial Assets.  Borrower will not, and will ensure each REO Affiliate does not, purchase, lease or otherwise acquire all or substantially all of the assets of any other Person except for the acquisition of the Asset Portfolios and foreclosure of Underlying Real Estate and other

Collateral securing the Collateral Loans.



         8.14.   New Places of Business. Borrower will not, and will ensure each REO Affiliate does not, transfer its principal place of business or chief executive office, except upon at least 60 days prior written notice to Lender and after the delivery to Lender of financing statements in form satisfactory to Lender to perfect or continue the perfection of the Lender's Liens and security interests contemplated hereby.



         8.15.   Fictitious Names. Borrower will not, and will ensure each REO

Affiliate does not, use any fictitious name or "d/b/a".



         8.16.   Margin Stock.  Borrower will not own, purchase or acquire (or enter into any contract to purchase or acquire) any "margin security" as defined by any regulation of the Federal Reserve Board as now in effect or as the same may hereafter be in effect unless, prior to any such purchase or acquisition or entering into any such contract, Lender shall have received an opinion of counsel satisfactory to Lender to the effect that such purchase or acquisition will not cause this Agreement to violate Regulations G, T, U, or X or any other regulation of the Federal Reserve Board then in effect.

         8.17.   Compliance with Environmental Laws.   Except in material

compliance with applicable laws (including all Applicable Environmental Laws),

Borrower will not, and with respect to the REO Property will ensure that each

REO Affiliate will not, use, generate, manufacture, produce, store, release,

discharge, or dispose of on, under, or about any of its real property or transport to or from any of its real property any Hazardous Substance, or allow any other Person or entity to do so.



         8.18.   Disposition of Collateral Loans.  Company will not dispose of,

or permit Servicer to dispose of, a Collateral Loan or otherwise settle the amount owed on any Collateral Loan, or permit any REO Affiliate to dispose of any REO Property, for an amount which is less than the Minimum Release Price.



         8.19.   Modification of Ancillary Agreements.  Borrower will not, and will ensure each REO Affiliate does not, attempt to amend, modify or terminate any of the Loan Papers without Lender's written consent.



         8.20.   Certain Payments.  Borrower will not make any payment under the Servicing Agreement at any time any Event of Default exists hereunder or if such payment would cause an Event of Default hereunder.





                                   SECTION 9



                                   COLLATERAL



         9.01.   Security.  Borrower agrees to secure the Obligation to Lender by the pledge of, and the granting of a first priority perfected security interest in the Collateral more fully described in the Security Documents,

including, without limitation (a) the Collateral Loans and Collateral Loan

Documents (including, as a result of a Collateral Assignment, the REO Notes and

REO Property) which shall come into the possession, custody or control of the

Collateral Custodian, Borrower or Servicer, (b) the Mortgaged Property, (c) all

cash, securities, notes or other instruments deposited by Borrower in any cash collateral account securing Borrower's obligations hereunder, including without limitation the Tax Escrow Accounts and the Property Accounts for each Asset

Portfolio, the Lockbox Account and the Operating Reserve Account, (d) all

interest of Borrower in any documents relating to the acquisition and ownership of the Asset Portfolios, including without limitation all related purchase agreements, to the extent such rights are assignable, and (e) cash and non-cash proceeds of the foregoing.  Payment of the Obligation will be unconditionally guaranteed by each Guarantor and each Guarantor will secure the guaranteed obligations by a second priority lien in REO Property owned by such Guarantor.



         9.02.   Lien on REO Properties.  Each REO Property shall be owned by an REO Affiliate, it being understood that Borrower shall not take title to any

REO Property.  Immediately upon the acquisition of title to an REO Property by an REO Affiliate, Borrower (a) will cause such REO Affiliate to execute and deliver to Borrower an REO Note (which shall be endorsed by Borrower to Lender,

and delivered to the Collateral Custodian), security instruments granting to

Lender a second priority Lien on such REO Property or, in cases where such REO

Property shall then be subject to Permitted Prior Liens, a Lien subject only to such Permitted Prior Liens and REO Security Documents granting to Borrower a first priority Lien on such REO Property subject only to Permitted Prior Liens,

and (b) will execute and deliver to Lender a Collateral Assignment which shall be in form and substance satisfactory to Lender, pursuant to which Borrower shall collaterally assign to Lender, as security for the Obligation, all of

Borrower's rights under such REO Note and REO Security Documents.  Borrower (at its own expense) shall record such security instruments, REO Security Documents and any related assignment(s) of lien with such filing offices as may be required by Lender to perfect and record Borrower's and Lender's respective interests in such REO Property.  Prior to the taking of title to any REO

Property by an REO Affiliate, Borrower shall provide Lender with an

Environmental Site Assessment with respect to such REO Property or an update of the Environmental Site Assessment which was delivered to Lender in connection with the closing of the loan, and Borrower shall have received Lender's written acknowledgment that the results thereof are acceptable to Lender. In addition, for any REO Property with an Allocated Purchase Price in excess of

$250,000, upon Lender's request, Borrower shall be obligated, at Borrower's expense, to provide for Lender's benefit such additional documentation as

Lender would ordinarily require in connection with real estate collateral,

including, without limitation, the following: an MAI appraisal performed in accordance with applicable law and sound banking practices, a title certificate or, if requested by the Lender, a Title Policy in an amount and issued by an insurer reasonably satisfactory to Lender, a current survey, and policies of liability, hazard and casualty insurance naming Lender as an additional insured, mortgagee and loss payee, all in amounts and issued by insurers reasonably satisfactory to Lender.



         9.03.   Assignment of Liens; Mortgages.



                 (a)      To secure the prompt payment and performance to

         Lender of the Obligation, Borrower shall execute the Collateral

         Assignments, collaterally assigning to Lender, all of the Liens securing the repayment of the Asset Portfolios and the obligations secured thereby, to the extent that such Liens exist with respect to an Asset in an Asset Portfolio.



                 (b)      If Borrower or any REO Affiliate shall foreclose upon

         any Underlying Real Estate, Borrower or such REO Affiliate, as appropriate, shall execute and deliver to Lender a Mortgage (duly acknowledged and in recordable form) granting to Lender a

         first-priority Lien upon such Underlying Real Estate, subject only to

         Permitted Liens.  In order to evidence the Lien on such real property,

         such documents shall be recorded, at the expense of Borrower, with such filing offices as may be required by Lender.



         9.04.   Insurance of Collateral.    Borrower agrees to maintain and

pay for, or cause to be maintained and paid for, insurance upon all Collateral

(other than Collateral Loans or property securing any Collateral Loan, except as provided in the last sentence of this Section 9.04) covering casualty,

hazard, public liability and such other risks and in such amounts and with such insurance companies as shall be reasonably satisfactory to Lender; provided,

however, that Borrower shall not be required to maintain casualty or hazard coverage in excess of an amount equal to 110% of the Allocated Purchase Price with respect to each Asset (or such greater amount as may be required by

Lender, from time to time, at the end of any calendar quarter but in no event for an amount in excess of the replacement cost of such item of Collateral).

Notwithstanding any of the foregoing, Borrower may elect to maintain and pay for one or more multi-property policies in lieu of individual insurance policies for each property.  Any such multi-property policy (a) will be, for each property covered thereby, in the amount required for such property hereunder; (b) shall be in a total amount in all respects satisfactory to

Lender and (c) shall provide coverage for public liability in an amount not less than $5,000,000.00; provided, that Lender shall have the right to require a separate insurance policy on any REO Property owned by an REO Affiliate for more than six months.  Borrower shall deliver the certified copies of any policies maintained pursuant to this Section 9.04 to Lender with satisfactory endorsements naming Lender as loss payee and as mortgagee pursuant to a standard mortgagee clause.  Each policy of insurance or endorsement shall contain a clause requiring the insurer to give not less than 30 days prior written notice to Lender in the event of cancellation of the policy for any reason whatsoever.  If Borrower fails to provide and pay for such insurance,

Lender may, at Borrower's expense, procure the same, but shall not be required to do so.  Borrower agrees to deliver to Lender, promptly as rendered, true copies of all reports made in any reporting forms to insurance companies.

Without limiting Borrower's obligation under this Section 9.04 to purchase and maintain additional or different insurance coverages in the future, Lender shall notify Borrower, within ten (10) Business Days of receipt of all copies of insurance policies maintained by Borrower, whether the coverages represented by such policies are satisfactory to Lender for purposes of this Section 9.04.

Borrower or Servicer (a) shall promptly notify Lender of the failure of any

Account Debtor under a Collateral Loan to maintain the insurance coverage required under such Collateral Loan and (b) if requested by Lender, shall make or shall ensure Servicer makes, a Protective Advance to procure the required coverage.

         9.05.   Delivery of Collateral.



                 (a)      Borrower shall deliver to Collateral Custodian within

         the time frame specified in Section 6.02, the following instruments and documents, to the extent that such instruments and documents exist with respect to the Assets in each Asset Portfolio, in which Borrower has granted and in which it hereafter grants to Lender a security interest, all of which shall be in form and substance acceptable to and approved by Lender:



                          (i)     the original mortgage note evidencing each

         Collateral Loan (properly endorsed to Borrower), duly endorsed in blank which endorsement may be on the original mortgage note or by

         Allonge or, when the original mortgage note is unavailable, a Lost

         Note Affidavit together with a certified copy of each such note;



                          (ii)    the recorded original mortgage securing each

         Collateral Loan, together with a duly executed assignment in recordable form thereof;



                          (iii)   the original guaranties, assignments of

         rents, to the extent existing with respect to any Asset in any Asset

         Portfolio, and other instruments and documents, including any possessory documents, relating to security for and payment of each

         Collateral Loan, together with duly executed assignments thereof;



                          (iv)    a policy of mortgage title insurance on

         American Land Title Association's standard policy form (revised coverage, most recent form) or on other policy forms as may be required by applicable laws, statutes, rules, or regulations from a national title insurance company, in favor of Borrower insuring the lien of the mortgage securing the mortgage note as a first and prior lien (subject only to such liens and encumbrances as are generally acceptable to reputable lending institutions, mortgage investors and securities dealers and to Permitted Prior Liens) to the extent such policy is provided by a seller under a Sale Agreement or Borrower,

         exercising reasonable judgment, determines to purchase such a title policy;



                          (v)     a transmittal letter listing all documents

         being delivered to Collateral Custodian;



                 (b)      Borrower shall deliver to the Servicer all other

         documents related to the Collateral Loans, including without limitation the following:



                          (i)     evidence satisfactory to Lender that any

         premises covered by any mortgage securing such Collateral Loan is insured against fire and other perils for extended coverage for an amount at least equal to the full insurable value of such premises

         (Lender reserves the right to obtain (or require Borrower to obtain) a loss payable endorsement in its favor if it so desires);



                          (ii)    upon request of Lender, if any, original

         copies, or photocopies of surveys and all other instruments, documents and other papers pertaining to the Collateral Loan; and



                          (iii)   other documentation as Lender may reasonably

         deem proper, including without limitation, all disclosures required by applicable Truth-in-Lending and other consumer credit regulations promulgated by a Governmental Authority.



The documents listed in Section 9.05(a)(i) through (v) and Section 9.05(b)(i)

through (iii) are now collectively referred to herein as the "COLLATERAL LOAN

DOCUMENTS."



         9.06.   Possession of Collateral Loan Documents; Sale of Collateral.

Notwithstanding the foregoing, Collateral Loans which have subsequently been delivered to Collateral Custodian shall continue to be valued subject to the conditions and during the time periods described below, and so long as the

Collateral Loan Documents are in existence, notwithstanding the fact that such

Collateral Loan Documents have been subsequently delivered by Lender or

Collateral Custodian to Borrower or Servicer:



                 (a)      Prior to the occurrence of an Event of  Default or

         Potential Default, Lender may agree to permit, from time to time, the temporary withdrawal by Borrower, pursuant to a trust receipt executed by Borrower, of specified notes evidencing Collateral Loans, pledged to Lender as collateral security for the Obligation, for a period not to exceed eighteen (18) days from the date of such withdrawal, which withdrawal shall be for the sole purpose of permitting Borrower to amend and/or correct errors in such notes and thereby enhance the ultimate sale of such notes and for other purposes more particularly described in the Collateral Custodian Agreement.



                 (b)      Notwithstanding anything to the contrary contained

         herein, Lender shall continue to have a valid, perfected, first priority security interest and lien in each Collateral Loan and related note delivered to Borrower or any qualified investor, until payment of the full purchase price therefor has been made to Lender as described in this Section 9.06.  If such mortgage note is not returned to the Lender or Lender's agent or bailee, within eighteen (18) days after Lender's release of possession thereof, then such Asset shall be deemed to have no Net Present Value for purposes of calculating a Pool

         Collateral Impairment Event.



                 For purposes of this Section 9.06, calculation of the eighteen

         (18) day period shall include the initial date of release of such

         Collateral Loan by Lender.



         9.07.   Power of Attorney.  Without limiting any other rights and

remedies available to Lender hereunder, Borrower hereby appoints Lender as

Borrower's attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Agreement or any Loan Paper and taking any action and executing in the name of Borrower, without recourse to Borrower,

any document or instrument, which Lender may deem necessary or advisable to accomplish the purposes hereof and of any Loan Paper (including, without limitation, perfecting or protecting the liens on and security interests in any

Collateral) which appointment is coupled with an interest and is irrevocable.

Upon the occurrence of a Potential Default or an Event of Default, Borrower

hereby authorizes Lender in its discretion at any time and from time to time to exercise such Power of Attorney, including without limitation (a) completing any Collateral Assignment which heretofore was, or hereafter at any time may be, executed and delivered by Borrower to Lender so that such assignment describes a mortgage which is security for any Collateral Loan now or hereafter at any time constituting Collateral and recording the same, and (b) completing any other assignment or endorsement that was delivered in blank hereunder or pursuant to the terms hereof.



         9.08.   Appointment of Collateral Custodian.  Contemporaneously

herewith, Lender has appointed Fleet National Bank as a collateral custodian

(the "COLLATERAL CUSTODIAN") pursuant to the Custodial Agreement entered into by and among such Collateral Custodian, Borrower, Servicer and Lender for the

purpose of exercising any rights, and performing any duties, of Lender with respect to Collateral hereunder, including without limitation, the rights and duties described in this Section 9, to the extent set forth in the Custodial

Agreement.  Borrower shall deliver to such Collateral Custodian all Collateral and all requests for release of Collateral shall be made by Borrower to  the

Collateral Custodian (with a copy of each such request being simultaneously delivered to Lender).



         9.09.   Releases.  Lender shall release the Liens and security

interests related to each Released Asset upon payment into the Lockbox Account of the applicable Release Price for such Released Asset.  In the event of a sale of REO Property, the Minimum Release Price for such REO Property will,

notwithstanding the principal amount of the REO Note delivered by each REO

Affiliate to Borrower in connection with such REO Property, be equal to the greater of (a) all Net Sales Proceeds received by any REO Affiliate with respect to such REO Property or (b) the Minimum Release Price for such REO

Property, calculated as if Borrower owned the REO Property and no REO Note existed.

                                   SECTION 10



                               EVENTS OF DEFAULT



         10.01.  Events of Default.  An "EVENT OF DEFAULT" shall exist if any one or more of the following events (herein collectively called "EVENTS OF

DEFAULT") shall occur and be continuing:



                 (a)      Borrower shall (i) fail to pay when due any principal

         of, or interest on, the Note or (ii) fail to pay when due any fee,

         expense or other payment required hereunder (other than any payments required by Section 3.03(b) herein) and such fee, expense or other payment shall remain unpaid for three (3) days following delivery by

         Lender to Borrower of written notice of such failure;



                 (b)      Borrower shall fail to make payments required by

         Section 3.03(b) herein and



                          (i)     shall fail to provide Lender with a written

                          plan detailing the actions Borrower proposes to take

                          to remedy the Collateral Impairment Event within

                          seventy-two (72) hours after receipt by Borrower of

                          written notice of the occurrence of a Collateral

                          Impairment Event; or



                          (ii)    in the event Lender, in its sole discretion,

                          rejects Borrowers' plans for remedying the Collateral

                          Impairment Event, such failure shall continue for

                          fourteen (14) days following receipt by Borrower of

                          written notice of the Collateral Impairment Event; or



                          (iii)   such failure shall continue for thirty (30)

                          days following receipt by Borrower of written notice

                          of the occurrence of a Collateral Impairment Event.



                 (c)      any representation or warranty made under this

         Agreement, or any of the other Loan Papers, or in any certificate or statement furnished or made to Lender pursuant hereto or in connection herewith or with the Loans hereunder, shall prove to be untrue or inaccurate in any material respect as of the date on which such representation or warranty is made;



                 (d)      default shall occur in the performance of any of the

         covenants or agreements of Borrower contained in Section 6.02(g) or

         Section 8 herein;



                 (e)      default shall occur in the performance of any of the

         other covenants or agreements of Borrower or any REO Affiliate contained herein or any of the other Loan Papers and such default is not remedied within thirty (30) days after the occurrence thereof;



                 (f)      default shall occur in the payment of any material

         Indebtedness of Borrower or default shall occur in respect of any note, loan agreement or credit agreement relating to any such

         Indebtedness and such default shall continue for more than the period of grace, if any, specified therein; or any such Indebtedness shall become due before its stated maturity by acceleration of the maturity thereof or shall become due by its terms and shall not be promptly paid or extended;



                 (g)      any of the Loan Papers shall cease to be legal,

         valid, binding agreements enforceable against any party executing the same in accordance with the respective terms thereof or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide the respective liens, security interest, rights, titles, interest, remedies, powers or privileges intended to be created thereby;



                 (h)      Borrower, any General Partner or any REO Affiliate

         shall (i) apply for or consent to the appointment of a receiver,

         trustee, custodian, intervenor or liquidator of itself or of all or a substantial part of its assets, (ii) file a voluntary petition in bankruptcy or admit in writing that it is unable to pay its debts as they become due, (iii) make a general assignment for the benefit of creditors, (iv) file a petition or answer seeking reorganization of an arrangement with creditors or to take advantage of any bankruptcy or insolvency laws, (v) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or (vi)

         take corporate action for the purpose of effecting any of the foregoing;



                 (i)      an involuntary petition or complaint shall be filed

         against Borrower, any General Partner or any REO Affiliate seeking bankruptcy or reorganization of Borrower, any General Partner or any

         REO Affiliate or the appointment of a receiver, custodian, trustee,

         intervenor or liquidator of Borrower, any General Partner or any REO

         Affiliate, or all or substantially all of its respective assets, and such petition or complaint shall not have been dismissed within 60 days of the filing thereof; or an order, order for relief, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving a petition or complaint seeking reorganization of Borrower, any General Partner or any REO Affiliate

         or appointing a receiver, custodian, trustee, intervenor or liquidator of Borrower, any General Partner or any REO Affiliate, or of all or

         substantially all of its respective assets, and such order, judgment or decree shall continue unstayed and in effect for a period of thirty

         (30) days;



                 (j)      any final judgment(s) for the payment of money in

         excess of the sum of $500,000 in the aggregate shall be rendered against Borrower or any REO Affiliate and such judgment or judgments shall not be satisfied or discharged at least ten (10) days prior to the date on which any of its assets could be lawfully sold to satisfy such judgment;



                 (k)      Borrower creates a Plan;



                 (l)      there shall occur any change in the condition

         (financial or otherwise) of Borrower or any REO Affiliate or its assets which, in the reasonable opinion of Lender, has a Material

         Adverse Effect;



                 (m)      Borrower or any REO Affiliate shall breach any of its

         obligations under any Sale Agreement which, in the reasonable opinion of Lender, has a Material Adverse Effect;



                 (n)      any note (or replacement note) evidencing a

         Collateral Loan delivered to Borrower or any Investor under Section

         9.06 herein shall fail to be returned to Collateral Custodian within the time limits provided for in Section 9.06 unless such Collateral

         Loan has been released as provided for herein and payment of the

         Release Price has been received by Lender;



                 (o)      Servicer defaults in the performance of its

         obligations under any servicing agreement, including, without limitation, the Servicing Agreement, and such default is not cured on or before the earlier of ten (10) days following (i) knowledge by

         Borrower of such default or (ii) receipt by Borrower of notice of such default; or



                 (p)      there shall occur any change in the ownership of

         Borrower, Servicer, or any REO Affiliate.



         10.02.  Remedies Upon Event of Default.  If an Event of Default shall have occurred and be continuing, then Lender may exercise any one or more of the following rights and remedies, and any other rights or remedies provided in any of the Loan Papers or otherwise available at law or equity, as Lender in its sole discretion may deem necessary or appropriate:  (a) terminate Lender's commitment to lend hereunder, (b) declare the principal of, and all interest then accrued on, the Note and any other liabilities hereunder (together with any costs, liabilities or expenses of exercising its rights and remedies hereunder
or under any Loan Paper) to be forthwith due and payable, whereupon the same shall forthwith become due and payable without presentment, demand, protest,

notice of default, notice of acceleration or of intention to accelerate or other notice of any kind all of which Borrower hereby expressly waives,

anything contained herein or in the Note to the contrary notwithstanding, (c)

reduce any claim to judgment, and/or (d) without notice of default or demand,

pursue and enforce any of Lender's rights and remedies under the Loan Papers,

or otherwise provided under or pursuant to any applicable law or agreement,

including without limitation all of the rights and remedies of a secured party under the Security Documents or under the Uniform Commercial Code adopted in the State of New York, all of which rights and remedies shall be cumulative,

and none of which shall be exclusive; provided, however, that if any Event of

Default specified in Sections 10.01(h) and (i) shall occur, the principal of,

and all interest on, the Note and other liabilities hereunder shall thereupon become due and payable concurrently therewith, and Lender's obligations to lend shall immediately terminate hereunder, without any further action by Lender and without presentment, demand, protest, notice of default, notice of acceleration or of intention to accelerate or other notice of any kind, all of which

Borrower hereby expressly waives.



         10.03.  Performance by Lender.  Should Borrower fail to perform any covenant, duty or agreement contained herein or in any of the Loan Papers,

Lender may, at its option, after reasonable notice to Borrower of such failure,

perform or attempt to perform such covenant, duty or agreement on behalf of

Borrower.  In such event, Borrower shall, at the request of Lender, promptly pay any amount expended by  Lender in such performance or attempted performance to Lender at its principal office in New York, New York, together with interest thereon at the highest lawful rate from the date of such expenditure until paid.  Notwithstanding the foregoing, it is expressly understood that  Lender shall not assume any liability or responsibility for the performance of any duties of Borrower hereunder or under any of the Loan Papers or other control over the management and affairs of Borrower.



                                   SECTION 11



                                 SECURITIZATION



         11.01   OPTION.  From time to time, Borrower, or an Affiliate of

Borrower reasonably acceptable to Lender, may securitize and/or sell the Assets in one or more Securitization Transactions upon terms and conditions reasonably acceptable to Borrower or such Affiliate.  Borrower hereby grants to

Securitization Agent the option and the right, but not the obligation, pursuant to underwriting agreements and/or placement agency agreements in form and substance reasonably satisfactory to Securitization Agent or its designee and

Borrower and its designee, for the Securitization Agent or its designee to act as lead underwriter on a rotational basis or as co-underwriter or placement agent with respect to each such Securitization Transaction.  In no event shall the Securitization Agent or any such designee be obligated to purchase

Securities sold through such Securitization Transactions.



         11.02   BORROWER COOPERATION.  In connection with any Securitization

Transaction, Borrower agrees that (i) the Assets which are the subject of such

Securitization Transaction shall conform to the historical underwriting procedures used by Borrower and Borrower's Affiliates and (ii) Borrower shall cooperate with all reasonable requirements and due diligence requests of the

Securitization Agent or its designee, any rating agencies, credit enhancers and master and special servicers necessary to facilitate the issuance of the related Securities, including, if Borrower is using the Securitization Agent's

Shelf Registration Statement, the entering into of a mortgage loan purchase and sale agreement in form and substance reasonably satisfactory to the Lender.



         11.03   FEES.  In the event Securitization Agent or its designee acts as underwriter and/or placement agent in connection with any Securitization

Transaction, Borrower shall pay, or cause to be paid to Securitization Agent a percentage (to be mutually agreed upon by Securitization Agent or such designee and Borrower based upon the then prevailing competitive market rates) of the initial principal amount of each Security issued pursuant to such

Securitization Transactions.

         11.04   INFORMATION.  Borrower hereby covenants and agrees that it will represent and warrant that all information to be provided by it or any of its Affiliates in connection with any Securitization Transaction shall be true,

correct and complete.  Borrower shall enter into such agreements and provide such certificates, opinions and other documents as Securitization Agent or its designee may reasonably deem necessary or appropriate in connection with any such Securitization Transaction, including without limitation, an indemnification agreement satisfactory to Lender or its designee pursuant to which Securitization Agent, such designee, Securitization Agent's Affiliates,

and their respective officers, directors, agents and employees shall be indemnified for all liabilities, losses, damages, judgments, costs and expenses resulting from a breach of the representation, warranty and agreement set forth in the immediately preceding sentence.



                                   SECTION 12



                                 MISCELLANEOUS



         12.01.  Modification.  All modifications, consents, amendments or waivers of any provision of any Loan Paper, or consent to any departure by

Borrower therefrom, shall be effective only if the same shall be in writing and concurred in by Lender and then shall be effective only in the specific instance and for the purpose for which given.



         12.02.  Accounting Terms and Reports.  All accounting terms not specifically defined in this Agreement shall be construed in accordance with

Generally Accepted Accounting Principles consistently applied on the basis used by Borrower in prior years.  All financial reports furnished by Borrower to

Lender pursuant to this Agreement shall be prepared on the same basis as those prepared by Borrower in prior years and shall be the same financial reports as those furnished to Borrower's officers and directors.  All financial projections furnished by Borrower to Lender pursuant to this Agreement shall be prepared in such form and such detail as shall be satisfactory to Lender and shall be prepared on the same basis as the financial reports furnished by

Borrower to Lender.



         12.03.  Waiver.  No failure to exercise, and no delay in exercising,

on the part of Lender, any right hereunder shall operate as a waiver thereof,

nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any other right.  The rights of Lender hereunder and under the Loan Papers shall be in addition to all other rights provided by law.  No modification or waiver of any provision of this Agreement,

the Note or any Loan Papers, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved.  No notice or demand given in any case shall constitute a waiver of the right to take other action in the same,

similar or other instances without such notice or demand.



         12.04.  Payment of Expenses.  Borrower agrees to pay all costs and expenses of Lender (including, without limitation, the reasonable attorneys'

fees of legal counsel) incurred by Lender in connection with (a) the preservation and enforcement of Lender's rights under this Agreement, the Note,

and/or the other Loan Papers, (b) the negotiation, preparation, execution and delivery of this Agreement, the Note, and the other Loan Papers and any and all amendments, modifications and supplements thereof or thereto, (c) Lender's due diligence related hereto, and (d) appraisals related to REO Properties procured by Lender acting in a commercially reasonable manner, whether or not any of the transactions contemplated hereby are consummated; provided that all such expenses are properly documented, and provided further, that, solely for the purposes of subsection (b) above, the fees and expenses of Lender in connection with (i) the closing of this Agreement shall not exceed $25,000.00, and (ii)

each subsequent Advance hereunder shall not exceed $5,000.00.



         12.05.  Notices.  Except as otherwise expressly provided herein, all notices, requests and demands to or upon a party hereto shall be in writing,

and shall be deemed to have been validly served, given or delivered (a) if sent by certified or registered mail against receipt, three (3) Business Days after deposit in
the mail, postage prepaid, or, if earlier, when delivered against receipt, (b)

if sent by telecopier, when transmitted with sender's confirmation of successful transmission, or (c) if sent by any other method, upon actual delivery, in each case addressed as follows: (i) if to Lender, at its address shown below its name on the signature pages hereof, (ii) if to Borrower, at:



                 6400 Imperial Drive

                 P. O. Box 8216

                 Waco, Texas 76714-8216

                 ATTN:    James C. Holmes

                 Telecopier: (254) 751-1757



with courtesy

copies to:       FIRSTCITY SERVICING CORPORATION

                 6400 Imperial Drive

                 P.0. Box 8216

                 Waco, Texas 76714-8216

                 ATTN:    G. Stephen Fillip

                 Telecopier: (254) 751-1757



and              FIRSTCITY FINANCIAL CORPORATION

                 Law Department

                 P.O. Box 8216

                 Waco, Texas 76714-8216

                 ATTN: Richard J. Vander Woude

                 Telecopier: (254) 751-7725



or to such other address as each party may designate for itself by like notice given in accordance with this Section 12.05; provided, however, that any notice, request or demand to or upon Lender pursuant to Section 2 and Section 3 shall not be effective until received by the Lender; and provided, further,

that any notice received by Lender after 3:00 P.M.  New York time on any day from Borrower pursuant to Section 2 shall be deemed for the purposes of such section to have been given by Borrower on the next succeeding Business Day.



         12.06.    Choice of Law; Submission to Jurisdiction; Waiver of Jury

Trial.  The Loan Papers are being delivered and consummated and Borrower's duties hereunder are performable in the State of New York.  The Loan Papers

(other than those containing a contrary express choice of law provision) shall be construed in accordance with the laws of New York applicable to contracts made and performed in New York.  Any suit, action or proceeding against

Borrower with respect to this Agreement, the Note or any judgment entered by any court in respect thereof, may be brought in the courts of the State of New

York, County of New York, or in the United States courts located in the State of New York as Lender in its sole discretion may elect and Borrower hereby submits to the non-exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding.  Borrower hereby irrevocably and unconditionally waives (a) any objections which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Note or any other Loan Paper brought in the courts located in the State of New York and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum, and (b) to the maximum extent not prohibited by law, any right it may have to claim or recover on any legal action or proceeding related hereto, any special, exemplary, punitive or consequential damages.  BORROWER HEREBY WAIVES, TO THE EXTENT PERMITTED BY

APPLICABLE LAW, TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF, OR

RELATING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN PAPERS AND THE RIGHT TO

BRING ANY ACTION IN COURTS LOCATED IN ANY STATE OTHER THAN NEW YORK.

         12.07.    Invalid Provisions.  If any provision of any Loan Paper is held to be illegal, invalid or unenforceable under present or future laws during the term of this Agreement, such provision shall be fully severable;

such Loan Paper shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of such Loan Paper; and the remaining provisions of such Loan Paper shall remain in full force and effect and shall not  be affected by the illegal, invalid or unenforceable provision or by its severance from such Loan Paper.  Furthermore, in lieu of each such illegal, invalid or unenforceable provision shall be added as part of such Loan

Paper a provision mutually agreeable to Borrower and Lender as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.  In the event Borrower, and Lender are unable to agree upon a provision to be added to the Loan Paper within a period of ten

(10) Business Days after a provision of the Loan Paper is held to be illegal,

invalid or unenforceable, then a provision acceptable to Lender as similar in terms to the illegal, invalid or unenforceable provision as is possible and be legal, valid and enforceable shall be added automatically to such Loan Paper.

In either case, the effective date of the added provision shall be the date upon which the prior provision was held to be illegal, invalid or unenforceable.



         12.08.    Maximum Interest Rate.  Regardless of any provision

contained in any of the Loan Papers, Lender shall never be entitled to receive,

collect or apply as interest on the Note any amount in excess of the Maximum

Rate.



         12.09.    Offset.  Borrower hereby grants to Lender the right of

offset, to secure repayment of the Note, upon any and all moneys, securities or other property of Borrower and the proceeds therefrom, now or hereafter held or received by or in transit to Lender, from or for the account of Borrower,

whether for safekeeping, custody, pledge, transmission, collection or otherwise, and also upon any and all deposits (general or special) and credits of Borrower, and any and all claims of Borrower against Lender at any time existing.



         12.10.    Multiple Counterparts.  This Agreement may be executed in

any number of counterparts, all of which taken together shall constitute one and the same agreement, and any of the parties hereto may execute this

Agreement by signing any such counterpart.



         12.11.    Entirety.  The Loan Papers embody the entire agreement

between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof and thereof.



         12.12.    Headings.  Section headings are for convenience of reference only and shall in no way affect the interpretation of this Agreement.



         12.13.    Survival.  All representations and warranties made by

Borrower herein shall survive delivery of the Note and the making of the Loans.



         12.14.    Successors and Assigns; Participations by the Lenders.



                   (a)     The provisions of this Agreement shall be binding

         upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that (i) Borrower  shall not, directly or indirectly, assign or transfer, or attempt to assign or transfer, any of its rights, duties or obligations under this

         Agreement or any of the Loan Papers without the express prior written consent of Lender, and (ii) Lender may not assign or transfer any of its rights or interests in this Agreement, the Note, the other Loan

         Documents or the Loan, other than to an Affiliate of Lender, except in accordance with this Section 12.14.



                   (b)     Lender shall have the right, at any time and from

         time to time, to sell or transfer to any Person (other than AMRESCO,

         Inc., Ocwen Financial Corporation or Wilshire Funding Corp.) a

         participation interest in Lender's portion of the Loans provided in the case of any such participation, Lender shall remain the "LENDER"

         for all purposes under the Loan Papers (including without limitation any votes, elections or other decisions of the

         Lender hereunder) and shall remain fully liable for its obligations hereunder, included but not limited to funding all Advances hereunder,

         and Borrower shall continue to deal directly and solely with Lender under the Loan Papers and shall have no duty or obligation to deal with any participant in any manner (including without limitation,

         delivery of information or distribution of any funds to any participant).



                   (c)     Lender shall have the right, at any time and from

         time to time to assign all or a part of its rights, interests and obligations under this Agreement subject to and in accordance with the following provisions:



                           (i)         Borrower shall have given its prior

                   written consent for any assignment; provided that Borrower's consent shall not be unreasonably withheld or delayed, and shall not be required during the continuation of an Event of

                   Default or Potential Default.



                           (ii)        Each assignment shall be of a constant,

                   and not a varying, percentage of all of the assigning

                   Lender's rights and obligations under this Agreement.



                           (iii)       Any assignment hereunder must also

                   include an assignment of an equal interest in such Lender's rights and obligations under the Affiliate Loan Agreements.



                           (iv)        The parties to any assignment shall

                   execute and deliver to Lender, for recording in the

                   Register, with a copy thereof to Borrower, an Assignment and

                   Acceptance, in form and substance acceptable to Lender (an

                   "ASSIGNMENT AND ACCEPTANCE"), together with new Notes

                   subject to such assignment.



         Upon execution of an Assignment and Acceptance, delivery by the transferor Lender of an executed copy thereof to Borrower and Lender

         (together with notice that payment of the purchase price, as hereinafter provided, shall have been made), and payment by such purchaser to such transferor Lender of an amount equal to the purchase price agreed between such transferor Lender and such purchaser, from and after the effective date specified in such Assignment and

         Acceptance (which effective date shall be at least (5) five Business

         Days after the execution thereof), (A) the assignee thereunder shall be a party to this Agreement as a "LENDER" hereunder and, to the extent provided in such Assignment and Acceptance, shall have the rights and obligations of a Lender hereunder, and (B) the assigning

         Lender shall, to the extent provided in such assignment, be released from its obligations under this Agreement, except for any such obligations which by their nature should survive any such assignment.



                   (d)     Lender shall maintain a copy of each Assignment and

         Acceptance delivered to it and a register or similar list (the

         "REGISTER") for the recordation of the names and addresses of each

         Lender and the Loan percentages of, and principal amount of the Loan owing to each Lender from time to time.  The entries in the Register shall be conclusive, in the absence of manifest error, and Borrower,

         and each  Lender may treat each Person whose name is recorded in the

         Register as a Lender hereunder for all purposes of this Agreement.

         The Register shall be available for inspection by Borrower and the

         Lenders at any reasonable time and from time to time upon reasonable prior notice.



                   (e)     Upon its receipt of an Assignment and Acceptance

         executed by the parties to such assignment, together with each Note subject to such assignment, Lender shall (i) record the information contained therein in the Register, and (ii) give prompt notice thereof to Borrower and Lender (other than the assigning Lender), and this

         Agreement shall automatically be deemed revised to reflect the name,

         address, Commitment and Loan Percentage of the new Lender and the

         deletion of or changed information for the assigning Lender.  Within five (5) Business Days after receipt of such notice, Borrower, at the

         Lenders' expense, shall execute and deliver to the Lender, in exchange for each surrendered Note, a new Note payable to the order of such new Lender in an amount equal to the amount assigned to such new Lender pursuant to such Assignment and Acceptance and, if the assigning Lender has retained some portion of its obligations hereunder, a new Note payable to the order of the assigning Lender in an amount equal to the amount retained by it hereunder.  Such new Note shall provide that they are replacements for the surrendered Note,

         shall be in an aggregate principal amount equal to the aggregate principal amount of the surrendered Note, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of the assigned Note.  The surrendered Note shall be canceled and returned to Borrower.



         12.15.    Senior Debt; Borrower Subordination.  The Indebtedness of

Borrower hereunder and under the Note and all of the Obligation is intended to be and shall be senior to any subordinated indebtedness of Borrower or any other Indebtedness of Borrower secured by a Lien on any portion of the

Collateral (the foregoing shall not in any way imply Lender's consent to any such subordinate debt or Liens which is not otherwise permitted by this

Agreement).  The Note and any other amounts advanced to or on behalf of

Borrower or any other Person pursuant to the terms of this Agreement or any other Loan Paper shall never be in a position subordinate to any Indebtedness of Borrower owing to any other Person, except with the knowledge and written consent of Lender.



         12.16.    No Third Party Beneficiary.  The parties do not intend the benefits of this Agreement to inure to any third party, nor shall this

Agreement be construed to make or render Lender liable to any materialman,

supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, or for debts or claims accruing to any such persons against

Borrower.  Notwithstanding anything contained herein or in the Note, or in any other Loan Paper, or any conduct or course of conduct by any or all of the parties hereto, before or after signing this Agreement or any of the other Loan

Papers neither this Agreement nor any other Loan Paper shall be construed as creating any right, claim or cause of action against Lender, or any of their officers, directors, agents  or employees, in favor of any materialman,

supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, nor to any other person or entity other than Borrower.



         12.17.    Oral Agreements Ineffective.  THE LOAN PAPERS REPRESENT THE

FINAL AGREEMENT AMONG THE PARTIES, AND THE SAME MAY NOT BE CONTRADICTED BY

EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BETWEEN THE

PARTIES.  THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.









                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

                             SIGNATURE PAGE FOLLOWS

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.





FH PARTNERS, L.P.                        FH PARTNERS, L.P. as Borrower

P.O. Box 8216

Waco, Texas  76714-8216                  By: FH ASSET CORP.,

Telecopy No. 254/756-7032                its general partner

Attention: Terry R. DeWitt



                                         By: /s/  JAMES C. HOLMES

                                            --------------------------------

                                            James C. Holmes, Senior Vice

                                            President







NOMURA ASSET CAPITAL                     NOMURA ASSET CAPITAL CORPORATION

CORPORATION

2 World Financial Center

Building B

New York, New York 10281-1198            By:  /s/  HELAINE FISHER HEBBLE

                                            --------------------------------

                                            Helaine Fisher Hebble

                                            Director

                                  EXHIBIT "A"





                                  FORM OF NOTE





$100,000,000                                                  February 27, 1998



         FOR VALUE RECEIVED, FH PARTNERS, L.P.,, a Texas limited corporation

("BORROWER"), promises to pay to the order of NOMURA ASSET CAPITAL CORPORATION

("LENDER") that portion of the principal amount of $100,000,000 that may from time to time be disbursed and outstanding under this note together with interest.



         This note is the "Note" under the Revolving Credit Loan Agreement (as renewed, extended, amended, or restated, the "LOAN AGREEMENT") dated as of

February 27, 1998, between Borrower and Lender.  All of the defined terms in the Loan Agreement have the same meanings when used -- unless otherwise defined

-- in this note.



         This note incorporates by reference the principal and interest payment terms in the Loan Agreement for this note, including, without limitation, the final maturity, which is the stated Maturity Date.  Principal and interest are payable to the holder of this note through Lender at either (a) its offices at

2 World Financial Center, Building B, New York, New York 10281-1198, or (b) at

any other address so designated by Lender in written notice to Borrower.



         This note incorporates by reference all other provisions in the Loan

Agreement applicable to this note -- such as provisions for disbursements of principal, applicable-interest rates before and after an Event of Default,

voluntary and mandatory prepayments, acceleration of maturity, exercise of rights and remedies, payment of attorneys' fees, court costs, and other costs of collection, certain waivers by Borrower and other obligors, assurances and security, choice of New York and United States federal Law, usury savings, and other matters applicable to Loan Papers under the Loan Agreement.





                                           FH PARTNERS, L.P.,

                                           as Borrower



                                           By:  FH ASSET CORP, its general

                                                partner





                                           By:

                                                ------------------------------

                                                James C. Holmes,

                                                Senior Vice President

                                  EXHIBIT "B"





                                DISCOUNT FACTORS









-------------------------------------------------------------------------------------------------------

  COLL                   NPV DISCOUNT FACTOR (%)

  CODES        DAYS DELINQUENT BASED ON ORIGINAL NOTE TERMS                      COLLATERAL

        ---------------------------------------------------------------          DESCRIPTION

             0-30             31-60            61-90         >90

-------------------------------------------------------------------------------------------------------


     1  INDEX + 4        INDEX + 4        INDEX + 5        INDEX + 6        RESIDENTIAL 1-4

-------------------------------------------------------------------------------------------------------

     7  INDEX + 4        INDEX + 5        INDEX + 7        INDEX + 8        RESIDENTIAL MOBILE HOME

-------------------------------------------------------------------------------------------------------

     9  INDEX + 4        INDEX + 5        INDEX + 6        INDEX + 7        RESIDENTIAL MOBILE HOME &

                                                                            LOT

-------------------------------------------------------------------------------------------------------

    10  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 19       UNSECURED

-------------------------------------------------------------------------------------------------------

    11  INDEX + 3        INDEX + 3        INDEX + 3        INDEX + 3        NEGOTIABLE INSTRUMENTS

-------------------------------------------------------------------------------------------------------

    15  INDEX + 3        INDEX + 3        INDEX + 3        INDEX + 3        CASH VALUE - LIFE

                                                                            INSURANCE

-------------------------------------------------------------------------------------------------------

    16  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       COSIGNER/GUARANTOR

-------------------------------------------------------------------------------------------------------

    20  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        MECHANICS LIEN

-------------------------------------------------------------------------------------------------------

    21  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        HOME IMPROVEMENT

-------------------------------------------------------------------------------------------------------

    22  INDEX + 5        INDEX + 5        INDEX + 6        INDEX + 9        CONTRACT FOR DEED

-------------------------------------------------------------------------------------------------------

    23  INDEX + 6        INDEX + 6        INDEX + 8        INDEX + 10       PROMISSORY NOTES/NOTES

                                                                            RECEIVABLE

-------------------------------------------------------------------------------------------------------

    30  INDEX + 6        INDEX + 6        INDEX + 9        INDEX + 14       ACCOUNTS

                                                                            RECEIVABLE/INVENTORY

-------------------------------------------------------------------------------------------------------

    31  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       CONSUMER GOODS

-------------------------------------------------------------------------------------------------------

    32  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        VEHICLE

-------------------------------------------------------------------------------------------------------

    33  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 9        AIRPLANE

-------------------------------------------------------------------------------------------------------

    34  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       CROPS & LIVESTOCK

-------------------------------------------------------------------------------------------------------

    35  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       BOATS OR SHIPS

-------------------------------------------------------------------------------------------------------

    37  INDEX + 4        INDEX + 6        INDEX + 9        INDEX + 14       MISCELLANEOUS

-------------------------------------------------------------------------------------------------------

    38  INDEX + 5        INDEX + 6        INDEX + 9        INDEX + 14       FURNITURE, FIXTURES,

                                                                            EQUIPMENT

-------------------------------------------------------------------------------------------------------

    45  INDEX + 6        INDEX + 8        INDEX + 11       INDEX + 15       LAND COMMERCIAL

-------------------------------------------------------------------------------------------------------

    46  INDEX + 5        INDEX + 7        INDEX + 9        INDEX + 11       LAND - RESIDENTIAL

-------------------------------------------------------------------------------------------------------

    47  INDEX + 5        INDEX + 7        INDEX + 9        INDEX + 11       LAND - AGRICULTURAL

-------------------------------------------------------------------------------------------------------

    52  INDEX + 4        INDEX + 4        INDEX + 6        INDEX + 8        MULTIFAMILY DWELLING

-------------------------------------------------------------------------------------------------------

    18  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       OFFICE

-------------------------------------------------------------------------------------------------------

    19  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       OFFICE/WAREHOUSE

-------------------------------------------------------------------------------------------------------

    24  INDEX + 5        INDEX + 5        INDEX + 7        INDEX + 9        RETAIL

-------------------------------------------------------------------------------------------------------

    12  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       HOTEL/MOTEL

-------------------------------------------------------------------------------------------------------

    13  INDEX + 5        INDEX + 6        INDEX + 9        INDEX + 12       SPECIALTY

-------------------------------------------------------------------------------------------------------

    36  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       INDUSTRIAL/WAREHOUSE

-------------------------------------------------------------------------------------------------------

    25  INDEX + 5        INDEX + 6        INDEX + 9        INDEX + 12       CONVALESCENT

-------------------------------------------------------------------------------------------------------

    64  INDEX + 5        INDEX + 5        INDEX + 8        INDEX + 10       MIXED USE

-------------------------------------------------------------------------------------------------------


         The Index Equals: The yields on actively traded government issues adjusted to constant maturity of three years quoted on a bond equivalent basis as published by the Federal Reserve Board in its H.15 Publication.



         A possible increase (adjustment) to the discount rates shown above is the Credit Risk Adjustment ("CRA").  The CRA applies only to loans less than 60 days delinquent.  The CRA is an amount added to the discount rates shown above for purposes of increasing the discount factors used in the Net Present Value calculation.







 Credit Risk Adjustment:                             CRA Amount                    Credit Risk Category

 ----------------------                              ----------                    --------------------


 Minimal Risk of Default                                0.0%                                1

 Mild Risk of Default                                   0.5%                                2

 Moderate Risk of Default                               1.0%                                3

 Significant Risk of Default                            2.0%                                4

 Other                                           Variable up to 2.0%                        5




The "Other" category (shown above) will be applicable only to those assets with special circumstances and will be subject to the judgment of the Servicer and mutually agreed to by the Lender.  In some instances, the variable may be negative.  In other words, circumstances may dictate that the CRA should serve to reduce the risk in a particular Asset.

                                  EXHIBIT "C"





                                PERMITTED LIENS









                                      None

                                  EXHIBIT "D"



                               BORROWING REQUEST





Nomura Asset Capital Corporation

2 World Financial Center, Building B

New York, NY 10281-1198



         Re:     Loan Agreement dated February 27, 1998 between you and FH

PARTNERS, L.P., (the "Loan Agreement")



Dear Sirs:



         We refer to the above Loan Agreement between Nomura Asset Capital

Corporation ("Lender") and  FH PARTNERS, L.P., as borrower ("Borrower").  Terms defined in the Loan Agreement have the same meaning in this Borrowing Request.

This represents Borrower's request to borrow $______________________ under the

Loan Agreement on ______________________, 19_______, from Lender.



         The Borrowing Request is one of the Borrowing Requests referred to in,

and shall be interpreted in accordance with and subject to the conditions of,

the Loan Agreement.  Pursuant to the Loan Agreement, this Borrowing Request constitutes Company's request to have Lender finance, on the terms and conditions of the Loan Agreement, ______% of the Net Present Value of the Asset

Portfolio, subject to Company's purchase of such Asset Portfolio, as such Asset

Portfolio is more fully described in the Asset Portfolio Report which is attached hereto as ATTACHMENT I.





1.       DESCRIPTION OF ASSET PORTFOLIO:

A.                              ACQUISITION ID:

         -----------------------                    -------------------------------------

B.       SELLER NAME:

                                                    -------------------------------------

C.       SELLER PORTFOLIO:

                                                    -------------------------------------

D.       ADVANCE/SETTLEMENT DATE:

                                                    -------------------------------------

E.       NUMBER OF ASSETS:

                                                    -------------------------------------

F.       TOTAL PRINCIPAL BALANCE OF ASSETS:

                                                    -------------------------------------

G.       PURCHASE PRICE (%):

                                                    -------------------------------------

H.       PURCHASE PRICE ($):

                                                    -------------------------------------

I.       GENERAL CHARACTERISTICS OF ASSETS:

                                                    -------------------------------------

J.       CASHFLOW PROJECTION ("ROLLUP," with

         detail attached):

                                                    -------------------------------------

K.       COLLECTION FEE PERCENTAGE

            ON ASSET PORTFOLIO:

                                                    -------------------------------------

L.       PROPOSED CAPITAL STRUCTURE:

                                                    -------------------------------------

M.       ADVANCE PERCENTAGE:

                                                    -------------------------------------

N.       SERVICER                                   FirstCity Servicing Corporation



O.       ASSET THRESHOLD AMOUNT

                                                    -------------------------------------




2.       WIRE INSTRUCTIONS:



         Attached hereto as ATTACHMENT II are complete payment and wiring instructions with respect to the purchase price of the Asset Portfolio to be paid to the Asset Seller.

         3.      NO ADVERSE SELECTION:



         The Company represents to the Lender that it has not used any selection procedures which result in the Asset Portfolio being less desirable or valuable than other comparable pools of assets similar to the Assets.



4.       REPRESENTATIONS AND WARRANTIES:



         In delivering this Borrowing Request, the undersigned officer, to the best of such officer's knowledge, on behalf of Borrower, but not individually,

certifies and confirms that (i) no Potential Default, Event of Default or

Collateral Impairment Event has occurred and is continuing or will occur as a result of this proposed financing or Borrower's purchase of the loans, (ii) the

Loan Agreement, the Security Documents and all related agreements are in full force and effect and constitute legal, valid and binding obligations of

Borrower enforceable in accordance with their terms, subject to bankruptcy,

reorganization, insolvency, moratorium and similar laws affecting creditor's rights generally and the effects, if any, of general principles of equity,

(iii) the representations and warranties in SECTION 5 of the Loan Agreement and the other Loan Papers are true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of the date hereof, except for any representation or warranty limited by its terms to a specific date and taking into account any amendments to the Schedules or

Exhibits or waivers as a result of any disclosures made by Borrower to Lender after the Effective Date of the Initial Advance under the Loan Agreement and approved in writing by Lender; (iv) the amount of the Advance requested herein does not exceed the Maximum Advance Amount for the Asset Portfolio being acquired with the proceeds of the proposed Advance; (v) the purchase of the

Asset Portfolio has been underwritten by Borrower in accordance with Borrower's established underwriting requirements; (vi)  the Assets included in the Asset

Portfolio being financed with the Advance are of a type previously financed by

Borrower, or an Affiliate of Borrower, with Lender or, if not, are assets which have been specifically approved by Lender for inclusion in the Asset Portfolio;

(vii) all other conditions to the making of the Advance requested under the

Loan Agreement will be satisfied as of the applicable Effective Date; and

(viii) on the Effective Date of the requested Advance Borrower will possess the originals of the promissory notes (or Lost Notes Affidavits, with copies of each Lost Note) and mortgages evidencing the Collateral Loans included in the

Asset Portfolio being acquired with this Advance and Borrower will deliver such promissory notes, mortgages and other Collateral loan documents to the

Collateral Custodian within the time periods set forth in the Loan Agreement.



5.       ADDITIONAL DOCUMENTATION:



         Submitted with the Borrowing Request or prior hereto are the following documents:



         a.      Offering materials of the Seller;

         b.      Form of purchase agreement with Seller, to be followed by

                 executed copy;

         c.      Letter from Asset Seller confirming sale to Borrower;

         d.      UCC-1 executed by Company for county and state filings with asset schedule attached; and

         e.      FirstCity due diligence materials.

         f.      A Trial Balance for the Asset Portfolio setting forth for each

                 Asset, the Allocated Purchase Price and any Permitted Prior

                 Liens.



6.       INFORMATION ON DISKETTE:



         Submitted with the Advance Request is an electromagnetic disk or hard copy (whichever the Seller provides) containing the information set forth as

"monthly data request" in the Loan Agreement, to the extent available, with respect to each asset (or Asset Seller's due diligence information or electromagnetic disk with respect to the purchased assets).

Date:                               ,

        ----------------------------  ------



                                        FH PARTNERS, L.P.,

                                        as Borrower



                                        By:      FH ASSET CORP, its general

                                                 partner





                                        By:

                                                 -----------------------------

                                                 James C. Holmes,

                                                 Senior Vice President







Approved and Accepted by Lender on this ___ day of _________________, 199____.





                                                NOMURA ASSET CAPITAL CORPORATION







                                        By:

                                           -----------------------------------

                                        Name:

                                             ---------------------------------

                                        Title:

                                              --------------------------------

                                  EXHIBIT "E"





                           AFFILIATE LOAN AGREEMENTS

                                 SCHEDULE 5.09



                              Material Agreements







(1)      Each Partnership Agreement forming each REO Affiliate



(2)      Each Purchase and Sale Agreement related to each Owned Asset Portfolio

                                 SCHEDULE 5.10





                                   Litigation





                                      None

                                 SCHEDULE 7.16



                         Locations of Books and Records







FIRSTCITY SERVICING CORPORATION

P.O. Box 8216

Waco, Texas 76714-8216

6400 Imperial Drive

Waco, Texas 76712

(254) 751-1750

(800) 247-4274

(254) 751-1757 (FAX)





FIRSTCITY SERVICING CORPORATION

P.O. Box 105

Houston, Texas 77001

1021 Main Street, Suite 2625

Houston, Texas 77002

(713) 652-1810

(713) 652-1812 (FAX)





FIRSTCITY SERVICING CORPORATION

577-A Southlake Blvd.

Southport Office Park

Richmond, Virginia 23236

(804) 378-7080

(804) 378-7088 (FAX)



FIRSTCITY SERVICING CORPORATION

625 Ridge Pike

Building A, Suite 103

Conshohocken, Pennsylvania 19428

(610) 825-3762

(610) 825-3798 (FAX)



FIRSTCITY SERVICING CORPORATION

38 Pond Street

Suite 105

Franklin, MA. 02038

(508) 528-0116

(800) 925-0116

(508) 520-4713 (FAX)



FIRSTCITY SERVICING CORPORATION

4711 Rupp Dr.

Suite 209

Ft. Wayne, Indiana 46815

(219) 484-5245

(219) 482-2439 (FAX)

                                                            EXHIBIT 10.14





================================================================================





THE NOTES TO BE OFFERED AND SOLD PURSUANT TO THIS NOTE AGREEMENT HAVE NOT BEEN

AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE

"SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND ARE BEING PRIVATELY OFFERED

IN THE UNITED STATES ONLY TO INSTITUTIONS THAT ARE "ACCREDITED INVESTORS"

WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) AND (7) UNDER THE SECURITIES ACT

OR "QUALIFIED INSTITUTIONAL BUYERS" WITHIN THE MEANING OF RULE 144A UNDER THE

SECURITIES ACT.  THE NOTES MAY BE REOFFERED, RESOLD OR OTHERWISE TRANSFERRED

ONLY IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS

OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND IN

COMPLIANCE WITH THE PROVISIONS OF THIS NOTE AGREEMENT.









                               BOSQUE ASSET CORP.



                                 NOTE AGREEMENT











                            DATED AS OF JUNE 6, 1997





         $93,908,994   -     7.66% ASSET-BACKED NOTES DUE JUNE 5, 2002



================================================================================

                               TABLE OF CONTENTS







SECTION 1        DEFINITIONS AND TERMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         1.1     Defined Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

         1.2     Time References  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         1.3     Other References . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         1.4     Accounting Principles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



SECTION 2        NOTES AND TERMS OF PAYMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         2.1     Notes and Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         2.2     Interest and Principal Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         2.3     Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         2.4     Interest Calculations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

         2.5     Lockbox Accounts; Distributions of Portfolio Collections.  . . . . . . . . . . . . . . . . . . . . .  17

         2.6     Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

         2.7     Reserve Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19



SECTION 3        REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         3.1     Organization and Good Standing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         3.2     Authorization and Power  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         3.3     No Conflicts or Consents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         3.4     Enforceable Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         3.5     No Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         3.6     Financial Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.7     Full Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.8     No Default; Potential Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.9     Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.10    No Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.11    Burdensome Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.12    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.13    Principal Office, Etc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         3.14    ERISA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         3.15    Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         3.16    Government Regulation; Margin Regulations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         3.17    No Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         3.18    Solvency . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         3.19    Ownership of the Company and each Realty Company . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         3.20    Service of Process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         3.21    Securities Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         3.22    Collateral Loan Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         3.23    No Setoff Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         3.24    Compliance With Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         3.25    Ownership of the Collateral Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         3.26    Enforceability of Collateral Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         3.27    No Modification or Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         3.28    Survival of Representations, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24












                                      (i)                      TABLE OF CONTENTS



SECTION 4        CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         4.1     Note Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         4.2     Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         4.3     Delivery of Collateral . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         4.4     Officer's Certificate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.5     Organizational Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.6     Resolutions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.7     Incumbency Certificate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.8     Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.9     Recordable Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.10    Lien Searches  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.11    Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         4.12    Rating Agency Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         4.13    CUSIP Number . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         4.14    Proceedings and Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         4.15    Opinion Letters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         4.16    Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27



SECTION 5        AFFIRMATIVE COVENANTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         5.1     Financial Statements, Reports and Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         5.2     Additional Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         5.3     Payment of Taxes, Impositions and Other Indebtedness . . . . . . . . . . . . . . . . . . . . . . . .  29

         5.4     Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         5.5     Maintenance of Existence and Rights; Conduct of Business . . . . . . . . . . . . . . . . . . . . . .  29

         5.6     Notice of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         5.7     Other Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         5.8     Compliance with Note Agreement Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         5.9     Compliance with Material Agreements and Organizational Documents . . . . . . . . . . . . . . . . . .  29

         5.10    Operations and Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         5.11    Books and Records; Access  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         5.12    Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         5.13    Authorizations and Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         5.14    Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         5.15    Collection Efforts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         5.16    Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         5.17    Records  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         5.18    Grant of Specific Liens  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         5.19    Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         5.20    Disposition of Collateral Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         5.21    General Indemnity; Environmental Indemnity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31



SECTION 6        NEGATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         6.1     Limitation on Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         6.2     Negative Pledge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.3     Limitation on Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.4     Alteration of Material Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.5     Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33












                                        (ii)                   TABLE OF CONTENTS



         6.6     Issuance of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.7     Limitation on Sale of Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.8     Name, Fiscal Year and Accounting Method  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.9     Liquidation, Mergers, Consolidations and Dispositions of Substantial Assets  . . . . . . . . . . . .  33

         6.10    Lines of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.11    No Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         6.12    Purchase of Substantial Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         6.13    New Places of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         6.14    Fictitious Names . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         6.15    Margin Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         6.16    Compliance with Environmental Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34



SECTION 7        COLLATERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         7.1     Security . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         7.2     Lien on REO Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         7.3     Insurance of Collateral  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

         7.4     Possession of Collateral Documents; Sale of Collateral . . . . . . . . . . . . . . . . . . . . . . .  35

         7.5     Power of Attorney  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

         7.6     Appointment of Collateral Custodian  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         7.7     Releases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36



SECTION 8        EVENTS OF DEFAULT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         8.1     Events of Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         8.2     Remedies Upon Event of Default; Application of Payments  . . . . . . . . . . . . . . . . . . . . . .  38

         8.3     Performance by the Noteholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

         8.4     Breach of Certain Representations and Warranties; Breach of Collateral Document

                 Delivery Requirements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39





SECTION 9        TRUSTEE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         9.1     Trustee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

         9.2     Delegation of Duties; Reliance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         9.3     Limitation of Trustee's Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         9.4     Event of Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         9.5     Collateral Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         9.6     Limitation of Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         9.7     Relationship of the Noteholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         9.8     Benefits of Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43



SECTION 10       MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         10.1    Modification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         10.2    Accounting Terms and Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         10.3    Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         10.4    Payment of Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         10.5    Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

         10.6    Choice of Law; Submission to Jurisdiction; Waiver of Jury Trial  . . . . . . . . . . . . . . . . . .  46

         10.7    Invalid Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         10.8    Maximum Interest Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         10.9    Offset . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47












                                        (iii)                  TABLE OF CONTENTS



         10.10   Multiple Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         10.11   Entirety . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         10.12   Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

         10.13   Survival . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

         10.14   Registration; Exchange; Substitution of Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

         10.15   Senior Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

         10.16   No Third Party Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

         10.17   Oral Agreements Ineffective  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49






SCHEDULE 1           Collateral Loan Schedule

SCHEDULE 2           Location of Servicer's Offices

SCHEDULE 3           Allocated Purchase Price Schedule

SCHEDULE 4           Closing Review Procedures



EXHIBIT A            Form of Note

EXHIBIT B            Form of Collateral Assignment

EXHIBIT C            Form of Mortgage

EXHIBIT D            Form of REO Note

EXHIBIT E            Form of Asset Portfolio Report

EXHIBIT F            Form of Investor Letters

EXHIBIT G            Form of Report to Noteholders











                                        (iv)                   TABLE OF CONTENTS

                                 NOTE AGREEMENT





         THIS NOTE AGREEMENT is entered into as of June 6, 1997, among BOSQUE

ASSET CORP., a Texas corporation (the "COMPANY"), SVD REALTY, L.P., a Texas limited partnership ("SVD"), SOWAMCO XXII, LTD., a Texas limited partnership

("SOWAMCO"), BOSQUE INVESTMENT REALTY PARTNERS, L.P., a Texas limited partnership ("BOSQUE REALTY"; SVD, SOWAMCO and Bosque Realty, are herein each referred to  individually as a "REALTY COMPANY" and collectively as the "REALTY

COMPANIES"), and BANKERS TRUST COMPANY OF CALIFORNIA, N.A., as the Trustee for

the Noteholders.



                                   RECITALS:



         Contemporaneously herewith, the Company is (i) acquiring a portfolio of secured and unsecured consumer, residential and commercial loans and (ii)

issuing and selling the Notes in the aggregate principal amount of ninety-

three million, nine hundred eight thousand, nine hundred ninety-four and No/100

Dollars ($93,908,994) to be used by the Company to acquire such portfolio of loans.



         For adequate and sufficient consideration, the Company, the Realty

Companies and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Noteholders:



SECTION 1        DEFINITIONS AND TERMS



         1.1     DEFINED TERMS.  As used in this Agreement:



         "ACCOUNT DEBTOR" means, collectively, the "borrower" and each other obligor, guarantor or other liable party under a Collateral Loan.



         "ADDITIONAL LOCKBOX BANK" means Fort Wayne National Bank, in its capacity as Additional Lockbox Bank under the applicable Lockbox Agreement, and any replacements and successors designated pursuant to the terms of such

Lockbox Agreement, approved in writing by the Trustee and the Determining

Noteholders, and acceptable to the Rating Agencies.



         "AFFILIATE" means, as to any Person, any Subsidiary of such Person, or any Person which, directly or indirectly, controls, is controlled by, or is under common control with such Person.  For the purposes of this definition,

"control" means the possession of the power to direct or cause the direction of management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.



         "AGREEMENT" means this Note Agreement, as it may be amended, renewed,

extended, or restated from time to time.



         "ALLONGE" shall mean an endorsement on a separate sheet of paper accompanying a promissory note, endorsing the note to "Bankers Trust Company of

California, N.A., as Trustee for the Noteholders"  or in blank.











                                                                  NOTE AGREEMENT

         "APPLICABLE ENVIRONMENTAL LAWS" mean any law, statute, ordinance,

rule, regulation, order or determination of any Governmental Authority or any board of fire underwriters (or other body exercising similar functions),

pertaining to health, safety or the environment, including, without limitation,

all applicable flood disaster laws and health, safety and environmental laws and regulations pertaining to health, safety or the environment, including without limitation, the Comprehensive Environmental Response, Compensation, and

Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the

Superfund Amendments and Reauthorization Act of 1986, the Occupational Safety

and Health Act, the Texas Water Code, the Texas Solid Waste Disposal Act, the

Texas Workers' Compensation Laws, and any federal, state or municipal laws,

ordinances, regulations or laws which may now or hereafter require removal of asbestos or other hazardous wastes from any property of the Company, the

Servicer, or the Realty Companies, or impose any liability on the Company, the

Trustee, the Servicer, the Realty Companies, or any other Person related to asbestos or other hazardous wastes in any property of the Company, the

Servicer, or the Realty Companies.



         "ASSET PORTFOLIO" means the portfolio of secured and unsecured consumer, residential and commercial loans acquired by the Company pursuant to the Loan Contribution Agreements on or before the Closing Date and any REO

Property now owned by any Realty Company or hereafter acquired by the REO

Affiliate in connection with the future foreclosure, restructuring, or settlement of such loans, including, without limitation all REO Notes, together with all documents, instruments, certificates and other information related thereto.



         "ASSET PORTFOLIO REPORT" means a report, in a form substantially similar to the form of report attached hereto as EXHIBIT E showing various information concerning the Asset Portfolio and each Collateral Loan included therein, as of the end of the month preceding delivery of such report.



         "AUTHORIZED OFFICER" means the Chairman, President, Vice President of any seniority or designation, Chief Financial Officer, Treasurer, Assistant

Treasurer, or any other officer authorized by the Board of Directors of the

Company or REO General Partner, as applicable.



         "BUSINESS DAY" means any day other than Saturday, Sunday, and any other day that commercial banks are authorized by Governmental Requirements to be closed in Texas or California.



         "CLOSING DATE" means June 6, 1997.



         "CLOSING REVIEW" means a review, in accordance with the procedures set forth in SCHEDULE 4_attached hereto and incorporated herein,  of the Asset

Portfolio conducted by KPMG Peat Marwick LLP or other audit firm engaged by the

Company and acceptable to the Determining Noteholders, for the benefit of the

Noteholders, to determine the accuracy of the representations made hereunder with respect to the Collateral Loans, which review is to be completed and delivered no later than thirty (30) days following the Closing Date and is to be paid for by the Company.



         "COLLATERAL" means, at any time, all Collateral Loans, all other property then subject to the Security Agreement, and all REO Property.



         "COLLATERAL ASSIGNMENT" means an Assignment of Notes and Liens in a form substantially similar to EXHIBIT "B" attached hereto and incorporated herein, and collectively, all Assignments of Notes and Liens, in favor of

Bankers Trust Company of California, N.A., as Trustee for the Noteholders, as

security











                                        2                        NOTE AGREEMENT
for the Obligation, each of which (a) is intended to cover all of the

Collateral Loans being a part of the Asset Portfolio and all renewals,

modifications, amendments, supplements and restatements thereof, (b) shall be duly signed and notarized in accordance with applicable state law, and (c)

shall be in proper form for recording, in order to, when filed, confirm and perfect the Trustee's Liens in the Collateral.



         "COLLATERAL CUSTODIAN" means Fleet National Bank, a national banking association, or its successor or any other Person agreed upon in writing by the

Trustee, the Determining Noteholders, and, provided no Event of Default exists,

the Company, and being a Person acceptable to the Rating Agency.



         "COLLATERAL DOCUMENTS" means all promissory notes evidencing

Collateral Loans (including all REO Notes), all mortgages, deeds of trust,

security agreements, financing statements and other documents securing

Collateral Loans (including all REO Security Documents), and all loan agreements and other documents executed by Account Debtors in connection with

Collateral Loans including, without limitation, the documents listed in SECTION

4.3.



         "COLLATERAL LOAN" means each loan included in the Asset Portfolio which has not been sold, foreclosed upon, settled, or otherwise disposed of and each loan evidenced by an REO Note.



         "COLLATERAL LOAN SCHEDULE" means SCHEDULE 1 attached hereto and incorporated herein listing each Collateral Loan included in the Asset

Portfolio together with the outstanding principal balance of each Collateral

Loan, the last payment or pay-to date of each such Collateral Loan, the Asset number for each such Collateral Loan and the name and address of each Account

Debtor.



         "CUSIP NUMBER" is defined in SECTION 2.1(d).



         "CUSTODIAL AGREEMENT" means the Custodial Agreement among the

Collateral Custodian, the Company, the Servicer and the Trustee whereby the

Collateral Custodian agrees to act as bailee on behalf of the Trustee for the documents evidencing the Collateral Loans, as such Custodial Agreement may be amended or supplemented from time to time, together with any replacement or substitution therefor.



         "DEFAULT RATE" means a rate per annum equal to 12.66% for the Notes.



         "DETERMINING NOTEHOLDERS" means, on any date of determination those

Noteholders who collectively hold at least 51% of the then-outstanding aggregate principal amount of the Notes (excluding any Notes held by the

Company, any Shareholder, the Servicer, the Realty Companies, the REO General

Partner or any Affiliate of the Company, any Shareholder, the Servicer, the

Realty Companies, or the REO General Partner).



         "DISBURSEMENT ACCOUNT" means a trust account established with the

Trustee and styled "Bankers Trust Company of California, N.A., as Trustee for

Noteholders" into which the Lockbox Bank shall, pursuant to SECTIONS 2.5 (b)

and (c) hereof, deposit funds for payment by the Trustee to the Noteholders of principal, interest and Make-Whole Amounts, if any, and into which all proceeds received by the Trustee as a result of the Trustee foreclosing upon the

Collateral or otherwise exercising any other remedies available to it under the

Note Agreement Documents following the occurrence of an Event of Default shall be deposited.



         "DISTRIBUTION DATE" is defined in SECTION 2.1(b).











                                        3                        NOTE AGREEMENT

         "DISPOSED" has the meaning specified in the Resource Conservation and

Recovery Act of 1976, provided that to the extent that any other applicable federal, state or local Governmental Requirement establishes a meaning for

"disposed" which is broader, such broader meaning shall apply.



         "ENVIRONMENTAL SITE ASSESSMENT" shall mean an environmental site assessment report conforming to the standards for Phase I Environmental Site

Assessments in ASTM Standard Procedures for Environmental Site Assessments, E

1527-93 or other standards reasonably satisfactory to the Servicer (either of which, if applicable, is herein called the "ACCEPTABLE STANDARDS"), which, if applicable, is in all respects satisfactory to the Servicer and which, if applicable, has been prepared by a qualified environmental firm reasonably satisfactory to the Servicer  (a) indicating that, on the basis of an investigation conducted in accordance with the Acceptable Standards, (i) the firm found no Hazardous Substance present on or in the property that is the subject of its report at levels that require reporting or remediation, or both,

pursuant to any Applicable Environmental Laws that are applicable to such property ("PROHIBITED HAZARDOUS SUBSTANCES"), (ii) it did not learn of any conditions on or in the land adjacent to the property that is the subject of its report that would cause it to believe that there might be prohibited

Hazardous Substances present on or in the property that is the subject of its report, and (iii) no notice of violation of any of the Applicable Environmental

Laws, or other claim or order issued pursuant to any of the Applicable

Environmental Laws, has been duly filed against such property by any

Governmental Authority; or (b) if any Prohibited Hazardous Substance is present on such property or if any such notice of violation, claim or order has been filed, providing evidence satisfactory to the Servicer  as to the extent and nature of the environmental problem caused thereby and the likely costs and duration of any recommended remediation.



         "EQUITY PAYMENT" is defined in SECTION 2.5(c)(ii).



         "ERISA" means the Employee Retirement Income Security Act of 1974, as

amended from time to time, together with all regulations issued pursuant thereto.



         "EVENT OF DEFAULT" is defined in SECTION 8.1.



         "GAAP" means those generally accepted accounting principles and practices which are recognized as such by the American Institute of Certified

Public Accountants acting through its Accounting Principles Board or by the

Financial Accounting Standards Board, or through other appropriate boards or committees thereof, as in effect from time to time in the United States of

America.



         "GOVERNMENTAL AUTHORITY" means any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental authority having jurisdiction over the Company, the Servicer, the

Realty Companies or any of their businesses, operations or properties or any other Person.



         "GOVERNMENTAL REQUIREMENTS" means all applicable statutes, laws,

treaties, ordinances, rules, regulations, orders, writs, injunctions, decrees,

judgments, opinions, and interpretations of any Governmental Authority.



         "HAZARDOUS SUBSTANCE" has the meaning specified in the Superfund

Amendments and Reauthorization Act of 1986, provided that to the extent that any other applicable federal, state or local Governmental Requirement establishes a meaning for "hazardous substance," "hazardous materials," "toxic substances," or "hazardous wastes" which is broader, such broader meaning shall apply.











                                        4                        NOTE AGREEMENT

         "IMPOSITIONS" means all real estate and personal property taxes;

charges for any easement, license or agreement maintained for the benefit of any of the real property of the Realty Companies, or any part thereof; and all other taxes, charges and assessments and any interest, costs or penalties with respect thereto, general and special, ordinary and extraordinary, foreseen and unforeseen, of any kind and nature whatsoever, which at any time prior to or after the execution hereof may be assessed, levied or imposed upon any of the real property of the Realty Companies, or any part thereof, or the ownership,

use, sale, occupancy or enjoyment thereof, in each case which, if not timely paid or otherwise discharged, would materially and adversely affect (a) such ownership, use, sale, occupancy or enjoyment, (b) the financial condition of the Realty Company owning such property or (c) the Trustee's Lien on any such property.



         "INDEBTEDNESS" means, with respect to any Person, all indebtedness,

obligations and liabilities of such Person, including without limitation: (a)

all "liabilities" which would be reflected on a balance sheet of such Person,

prepared in accordance with GAAP; (b) all obligations of such Person in respect of any guaranty; and (c) all obligations of such Person in respect of any capital lease or sublease that is required by GAAP to be capitalized on a balance sheet.



         "INDEMNIFIED LIABILITIES" is defined in SECTION 5.21(a).



         "INDEMNIFIED PARTIES" is defined in SECTION 5.21(a).



         "INVESTMENT" in any Person means any investment, whether by means of share purchase, loan, advance, extension of credit, capital contribution or otherwise, in or to such Person, the guaranty of any Indebtedness of such

Person, or the subordination of any claim against such Person to other

Indebtedness of such Person, other than any investments permitted by Servicer under this Agreement in the ordinary course of servicing the Asset Portfolio.



         "LEASE-UP EXPENSES" means as to any REO Property, (a) all reasonable and customary leasing commissions, (b) all reasonable tenant improvement costs actually paid by the Company or the Realty Company with respect to the leasing of space in such REO Property pursuant to a written lease, and (c) all capital expenditures actually paid by the Company or the Realty Company with respect to other improvements to such REO Property, provided that such capital expenditures are expended in accordance with a budget for such REO Property which has been approved in writing by the Servicer; all as evidenced by invoices and such other back-up information as the Servicer may require.



         "LIEN" means, with respect to any Person, any mortgage, lien, pledge,

charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or capital lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).



         "LIQUIDITY RESERVE ACCOUNT" means, with respect to the Asset

Portfolio, an interest bearing trust account established by the Company with the Lockbox Bank which account shall be (a) funded and disbursed in accordance with SECTION 2.5(b)(VII) and SECTION 2.7 and (b) pledged and assigned pursuant to the Pledge of Accounts to the Trustee for the benefit of the Noteholders as additional security for the payment, performance and observance of the

Obligation.  Funds on deposit in the Liquidity Reserve Account may only be invested in Temporary Cash Investments or used to make interest payments on the

Notes.











                                        5                        NOTE AGREEMENT

         "LIQUIDITY RESERVE AMOUNT" means an amount equal to the interest payable on the Notes for a two-(2) month period calculated on the outstanding principal balance of the Notes on each Payment Date after giving effect to principal payments actually paid on or prior to such Payment Date and assuming no additional principal payments are made during such two-month period.



         "LOAN CONTRIBUTION AGREEMENTS" means the Loan Contribution Agreements,

dated as of the date hereof by and between one of the Shareholders, as transferor, and the Company, as transferee.



         "LOCKBOX" means each post office box, or collectively the post office boxes, established by (i) the Company and the Lockbox Bank and (ii) the Company

and the Additional Lockbox Bank, in each case pursuant to the provisions of

SECTION 3.5 and the applicable Lockbox Agreement for the receipt of payments from the Collateral Loans.



         "LOCKBOX ACCOUNTS" means (i) a segregated trust account or accounts established by the Company and maintained with the Lockbox Bank and styled

"Bosque Asset Corp., for the benefit of Bankers Trust Company of California,

N.A., as Trustee," and (ii) a segregated trust account or accounts established by the Company and maintained with the Additional Lockbox Bank and styled

"Bosque Asset Corp., for the benefit of Bankers Trust Company of California,

N.A., as Trustee," which accounts shall be (a) subject to the provisions of

SECTION 2.5, and (b) pledged and assigned to the Trustee pursuant to the Pledge of Accounts for the benefit of the Noteholders as additional security for the payment, performance and observance of the Obligations.



         "LOCKBOX AGREEMENTS" means (i) that certain Lockbox Agreement, dated on or before the Closing Date, executed by and among the Company, the Realty

Companies, the Trustee, the Servicer and the Lockbox Bank, and all amendments,

modifications and replacements thereof and (ii) that certain Lockbox Agreement,

dated on or before the Closing Date, executed by and among the Company, the

Realty Companies, the Trustee, the Servicer and the Additional Lockbox Bank,

and any and all amendments, modifications and replacements thereof.



         "LOCKBOX BANK" means NationsBank of Texas, N.A., in its capacity as

Lockbox Bank under the applicable Lockbox Agreement, and any replacements and successors designated pursuant to the terms of such Lockbox Agreement, approved in writing by Trustee and the Determining Noteholders, and acceptable to the

Rating Agency.



         "MAKE-WHOLE AMOUNT" means, as of the date of prepayment pursuant to

SECTION 2.2(c)(i) (the "PREPAYMENT DATE"), the excess, if any, discounted as provided for herein below, of (a) the amount of interest that would have accrued on the Notes as provided for herein during the Premium Period

(hereinafter defined) over (b) the amount of interest that would have accrued on the Notes during the Premium Period at a per annum rate of interest equal to

0.5% added to the yield on an interpolated United States Treasury security with a maturity equal to the average life of the Notes.  Such excess amount shall be discounted to a present value amount to the Prepayment Date at the yield described in CLAUSE (a) above.  As used herein, the term "PREMIUM PERIOD" means the period commencing upon the Prepayment Date through the earlier of (i) the

Maturity Date or (ii) the average life of the Notes applying the remaining

Projected Portfolio Collections in effect as of the last day of the month preceding the Prepayment Date.



         "MATERIAL ADVERSE EFFECT" means any circumstance or event which (a)

could have any adverse effect whatsoever upon the validity, performance or enforceability of any Note Agreement Documents, (b)











                                        6                        NOTE AGREEMENT
is or might be material and adverse to the financial condition or business operations of the Company or any Realty Company, (c) could impair the ability of the Company or any Realty Company to fulfill its obligations under the Note

Agreement Documents, or (d) could reasonably be expected to have a material and adverse effect on the timely payment of interest on, or the ultimate payment of principal of, the Notes.



         "MATURITY DATE" means the earlier of (a) the day on which the Company satisfies in full all of its Obligations hereunder and in respect of the other

Note Agreement Documents and the Trustee and the Noteholders so acknowledge in writing or (b) June 5, 2002.



         "MAXIMUM RATE" means, on any date of determination, the highest nonusurious rate of interest (if any) permitted by applicable Governmental

Requirements on such day.



         "MOODY'S" means Moody's Investors Service, Inc. and its successors.



         "MORTGAGE" means any deed of trust or mortgage (duly acknowledged and in recordable form) in a form substantially similar to EXHIBIT "C" attached hereto, with such modifications as may be necessary to reflect legal requirements and local practices of the jurisdiction in which the REO Property is located, covering an REO Property, executed by a Realty Company, and granted to the Company to secure repayment of the REO Notes, in form and substance sufficient to grant a first priority lien on the REO Property, and all renewals, extensions, modifications, amendments or supplements thereto, and all mortgages or deeds of trust given in renewal, extension, modification,

restatement or replacement thereof.



         "NET OPERATING INCOME" means, with respect to each REO Property and any period, the excess of (a) all of the Company's or the Realty Company's cash receipts related to such REO Property (including all rents and other revenues but excluding security deposits) over (b) all reasonable and customary expenses actually paid during such period which, in accordance with GAAP, would be classified as operating expenses for a property similar to such REO Property

(including utility-related expenses, taxes, insurance expenses, repair and maintenance expenses, and janitorial and property-management fees actually paid by the Company or the Realty Company to an unrelated third party) and all

Lease- Up Expenses paid for such REO Property during such period.



         "NET SALES PROCEEDS" means, with respect to the sale of any REO

Property, Collateral Loan or other Collateral, including any personal property securing a Collateral Loan, the gross proceeds received from such sale, less the reasonable and customary closing costs actually paid by the Company or the applicable Realty Company to unrelated third parties.



         "NOTE AGREEMENT DOCUMENTS" means this Agreement, the Notes, the REO

Security Documents, the Partnership Pledge Agreement, the Pledge of Accounts,

the Collateral Assignments and Allonges for each Collateral Loan, the Lockbox

Agreements, the Custodial Agreement, the Security Agreement, the Servicing

Agreement, the Loan Contribution Agreements (including any renewals, extensions and refundings thereof of all such documents and agreements), and any agreements, certificates or documents, including UCC-1 financing statements and

UCC-3 assignments of financing statements (and with respect to this Agreement,

and such other agreements and documents, any amendments or supplements thereto or modifications thereof) executed and delivered pursuant to the terms of this

Agreement.



         "NOTEHOLDER" means each holder of the Notes issued hereunder.











                                        7                        NOTE AGREEMENT

         "NOTES" means the 7.66% Notes due June 5, 2002, executed by the

Company and delivered to the Noteholders pursuant to the terms of this

Agreement, substantially in the form of EXHIBIT "A", together with any renewals, extensions or modifications thereof, which Notes have been rated "A2"

by Moody's as of the date of issuance of the Notes.



         "OBLIGATION" means all present and future indebtedness, obligations,

and liabilities of the Company to the Noteholders, and all renewals and extensions thereof, or any part thereof, arising pursuant to this Agreement or represented by the Notes, including, without limitation, all principal thereof,

all interest accruing thereon, all Make- Whole Amounts, and all attorneys' fees incurred in the enforcement or collection thereof, regardless of whether such indebtedness, obligations and liabilities are direct, indirect, fixed,

contingent, joint, several or joint and several; together with all indebtedness, obligations and liabilities of the Company to the Trustee or the

Noteholders evidenced or arising pursuant to any of the other Note Agreement

Documents, and all renewals and extensions thereof.



         "OPERATING RESERVE ACCOUNT" means, with respect to the Asset

Portfolio, an interest bearing checking account established by the Company with the Lockbox Bank and styled "J-Hawk Servicing Corporation, as agent for Bosque

Asset Corp., for the benefit of Bankers Trust Company of California, N.A., as

Trustee for Noteholders", which account shall be (a) funded in accordance with

SECTION 2.5(b)(VI) and SECTION 2.7 of this Agreement and disbursed by the

Servicer,  and (b) pledged and assigned pursuant to the Pledge of Accounts to the Trustee for the benefit of the Noteholders as additional security for the payment, performance and observance of the Obligation.  Funds on deposit in the

Operating Reserve Account may only be invested in Temporary Cash Investments.



         "OTHER TAXES" means, for any Person, all stamp or documentary taxes or any excise or property taxes, charges or similar levies which arise from any payment under this Agreement or the Notes or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or the Notes, but not including the Taxes.



         "PARTNERSHIP PLEDGE AGREEMENTs" means each Security Agreement and

Pledge of Partnership Interest, dated on or before the Closing Date and executed by the Realty General Partners and each other partner of each Realty

Company.



         "PAYMENT DATE" is defined in SECTION 2.2(a).



         "PERMITTED LEASE-UP EXPENSES" means all Lease-Up Expenses with respect to any REO Property which do not exceed, on a cumulative basis with respect to such REO Property, $100,000 or such other limit as may be agreed to in writing by the Servicer.



         "PERMITTED LIENS" means: (a) Liens granted to the Trustee for the benefit of Noteholders to secure the Obligation; (b) pledges or deposits made to secure payment of worker's compensation (or to participate in any fund in connection with worker's compensation), unemployment insurance, pensions or social security programs; (c) Liens imposed by mandatory provisions of law such as for materialmen's, mechanic's, warehousemen's and other like Liens arising in the ordinary course of business, securing Indebtedness whose payment is not yet due; (d) Liens for Taxes, imposed upon a Person or upon such Person's income or profits or property, if the same are not yet due and payable, if the same are being contested in good faith and as to which adequate reserves have been provided or if the same are otherwise permitted by SECTION 5.3 hereunder;

(e) good faith deposits in connection with tenders, leases, real estate











                                        8                        NOTE AGREEMENT
bids or contracts (other than contracts involving the advance of money),

pledges or deposits to secure public or statutory obligations, deposits to secure (or in lieu of) surety, stay, appeal or customs bonds and deposits to secure the payment of taxes, assessments, customs duties or other similar charges; (f) encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such do not impair the use of such property for the uses intended, and none of which is violated by existing or proposed structures or land use; (g) exceptions affecting title which are shown in a title policy or attorney's opinion included in the Company's files and (h) Permitted Prior Liens.



         "PERMITTED PRIOR LIENS" means Liens upon any Underlying Collateral securing payment of a Collateral Loan existing on the date the Collateral Loan was acquired by the Company and any Liens securing an REO Note.



         "PERSON" shall include an individual, a corporation, a joint venture,

a partnership, a limited liability company, a trust, an unincorporated organization or a government or any agency or political subdivision thereof.



         "PLAN" means an employee benefit plan or other plan maintained by the

Company for employees of the Company and/or the Realty Companies and covered by

Title IV of ERISA, or subject to the minimum funding standards under SECTION

412 of the Internal Revenue Code of 1986, as amended.



         "PLEDGE OF ACCOUNTS" means the Security Agreement, Assignment of

Deposits and Money Market Instruments, executed by the Company in favor of the

Trustee for the benefit of the Noteholders.



         "PORTFOLIO COLLECTIONS" for any calendar month (commencing May 1,

1997) means an amount equal to any and all cash proceeds received by the

Company, the Realty Companies or the Servicer or any of their Affiliates with respect to the Company's or the Realty Companies' (or their Affiliate's)

ownership, management and disposition of any and all Collateral Loans and REO

Properties in the Asset Portfolio, including, without limitation, (i) all interest, principal, and other payments on Collateral Loans from any source,

(ii) all Net Operating Income from REO Properties, (iii) all loan settlement payments, any restructure or commitment or other loan fees, payments on any judgments or settlement of litigation with respect to Collateral Loans, (iv)

all Net Sales Proceeds from the sale of REO Properties, Collateral Loans, and other items of Collateral including any payments received by the Company from any Shareholder or made by the Company to the Lockbox Accounts, in each case,

as required by SECTION 8.4, (v) all insurance proceeds and condemnation proceeds, and (vi) all interest, dividends and other earnings directly or indirectly paid to the Company on funds, accounts (including all investment earnings on funds in the Liquidity Reserve Account, Lockbox Accounts, Operating

Reserve Account and all other general or special deposit accounts of the

Company or the Realty Companies) and investments of the Company, but excluding any escrow deposits paid to the Company for tax or insurance escrows under the

Collateral Loans.  Notwithstanding anything to the contrary contained in this

Agreement, all Net Operating Income from any REO Property with respect to any calender month shall not be deemed to be a part of Portfolio Collections received by the Company until the first to occur of (i) the payment of such Net

Operating Income by the respective Property Manager to the Company, the applicable Realty Company or the Servicer, or (ii) the fifteenth (15th) day of the next following calendar month.



         "POTENTIAL DEFAULT" means an event or condition which but for the lapse of time or the giving of notice, or both, would constitute an Event of

Default.











                                        9                        NOTE AGREEMENT

         "PROJECTED PORTFOLIO COLLECTIONS" means the Portfolio Collections which the Company and Servicer reasonably expect to receive from the Asset

Portfolio and which have been determined in a manner consistent with the

Servicer's past practices taking into consideration the Servicer's historical performance in collecting assets similar to the Collateral, and which are reflected in the monthly Asset Portfolio Report.



         "PROPERTY ACCOUNT" means the demand deposit bank account established by a Property Manager, upon the direction of Servicer,  in connection with the operation and management of a REO Property.



         "PROPERTY MANAGER" means any Person hired by Servicer to manage an REO

Property.



         "PROTECTIVE ADVANCE" means a payment of expenses by the Company,

Servicer or any Property Manager which in the reasonable determination of the

Servicer shall be necessary to protect and maintain the value of any Collateral

Loan or REO Property (such expenses shall include, without limitation,

Permitted Lease-Up Expenses, ad valorem taxes, insurance expenses, security,

deferred maintenance, litigation expenses, expenses to enforce remedies, and payments on Permitted Liens).



         "PURCHASE PRICE" means, with respect to the purchase of a Collateral

Loan by a Shareholder or the payment by the Company into the applicable Lockbox

Account, in each case as required by SECTION 8.4, the allocated price for such

Collateral Loan as set forth on SCHEDULE 3, plus any out-of-pocket expenses incurred by the Company in connection with such Collateral Loan during its ownership of such Collateral Loan, minus any principal payments made on such

Collateral Loan received by the Company during its ownership of the Collateral

Loan.



         "QUALIFIED INSTITUTIONAL BUYER" has the meaning ascribed to such term in Rule 144A promulgated under the Securities Act.



         "RATING AGENCY" means Moody's.



         "RECORD DATE" means, for any payments on the Notes to be made on any

Payment Date, the twentieth (20th) day of each month (whether or not a Business

Day), immediately preceding such Payment Date.



         "REGISTER" is defined in SECTION 10.14(b).



         "RELEASE" has the meaning specified in the Superfund Amendments and

Reauthorization Act of 1986, provided that to the extent that any other applicable federal, state or local Governmental Requirement establishes a meaning for "release" which is broader, such broader meaning shall apply.



         "REALTY COMPANIES" is defined in the Preamble to this Agreement.



         "REALTY GENERAL PARTNER" means each general partner of the Realty

Companies.



         "REO AFFILIATE" means Bosque Investment Realty Partners, L.P., a Texas limited partnership.



         "REO GENERAL PARTNER" means, Bosque Investment Realty Corp., a Texas corporation and the general partner of the REO Affiliate.











                                        10                       NOTE AGREEMENT

         "REO NOTE" means,  as to each REO Property, a demand promissory note in a form substantially similar to EXHIBIT "D" attached hereto and incorporated herein (i) previously delivered by a Realty Company to Company or (ii) to be delivered by the REO Affiliate in connection with any foreclosure upon any collateral securing a Collateral Loan that shall (a) be in a principal amount equal to 96% of the Projected Portfolio Collections attributable to such REO

Property (b) require principal and interest payments due thereunder to be paid not less frequently than on each Payment Date, (c) require principal and interest payments to be in an amount equal to all Net Operating Income received by the Realty Company with respect to the underlying REO Property each calendar month, and (d) provide that an Event of Default (as such term is defined in this Agreement) shall constitute an event of default thereunder permitting the acceleration of all amounts owing thereunder.



         "REO PROPERTY" means any and all real or personal property (together with any fixtures appurtenant thereto and any improvements and personal property located thereon) or interest in real or personal property now or hereafter owned by any Realty Company including any real or personal property that has been, or shall be acquired as a result of a foreclosure or deed-in-lieu of foreclosure or otherwise, all of which shall be deemed to constitute proceeds of the Collateral.



         "REO SECURITY DOCUMENTS" means the Mortgages and all related assignments of leases and rents, security agreements, and appropriate UCC financing statements, all in form and substance sufficient to grant first priority liens covering each REO Property (including, all personal property associated therewith), in favor of the Company as security for the applicable

REO Note as the same may be amended, renewed, modified, extended or restated

from time to time with the prior written consent of Servicer.



         "REPRESENTATIVES" means representatives, officers, directors,

trustees, employees, attorneys, accountants, and agents.



         "SECURITIES ACT" means the Securities Act of 1933, as amended.



         "SECURITY AGREEMENT" means the Security Agreement (as the same may be modified or amended from time to time) whereby the Company grants to the

Trustee, for the benefit of the Noteholders, a security interest in the

Collateral.



         "SECURITY DOCUMENTS" means the REO Security Documents, the Collateral

Assignments, the Security Agreement, the Pledge of Accounts, the Partnership

Pledge Agreements, the Lockbox Agreements, all Mortgages and all other documents or instruments granting a Lien in favor of the Trustee for the benefit of the Noteholders as collateral for the Obligation, and all financing statements related thereto, and all modifications, renewals or extensions thereof and any documents executed in modification, renewal, extension or replacement thereof.



         "SERVICER" shall mean J-Hawk Servicing Corporation, a Texas corporation, or any replacement therefor designated pursuant to the terms of the Servicing Agreement, approved in writing by the Trustee and the Determining

Noteholders, and acceptable to the Rating Agency.



         "SERVICING AGREEMENT" shall mean the Servicing Agreement entered into by the Company, the Realty Companies, the Servicer and the Trustee with respect to servicing the Collateral, together with all amendments and modifications thereto.











                                        11                       NOTE AGREEMENT

         "SERVICING FEE" means the fee payable on a monthly basis to the

Servicer under the Servicing Agreement in an amount equal to six and fifteen hundredths percent (6.15 %) of the remainder of (i) Portfolio Collections for any given month less (ii) Protective Advances to be made from such Portfolio

Collections.



         "SETTLEMENT" means, with respect to any Collateral Loan, the satisfaction of the Company's claims against the respective Account Debtor in connection with such Collateral Loan, whether pursuant to a full or discounted payment.



         "SHAREHOLDERS" means, Diversified Financial Systems, Inc., an Indiana corporation, Diversified Performing Assets, Inc., an Indiana corporation,

Diversified Financial Systems L.P., an Indiana limited partnership, SV Asset

Partners L.P., a Texas limited partnership, WAMCO XXII, Ltd., a Texas limited partnership, WAMCO IX, Ltd., a Texas limited partnership and J-Hawk

Corporation, a Texas corporation.



         "STANDARD & POOR'S" means Standard & Poor's, a division of the

McGraw-Hill Companies, Inc., or its successor.



         "STANDARD INDUSTRY PRACTICES" means such collateral control, servicing and collection procedures that are customarily followed by Persons actively engaged in the business of acquiring distressed assets in a bulk transaction and managing and disposing of such assets, provided such collateral control,

servicing and collection procedures shall be at least as rigorous as the

Servicer, the Company, and the Realty Companies apply in managing, servicing and disposing of their own assets.



         "SUBSIDIARY" of any Person means any entity of which more than 50% (in number of votes) of the stock (or equivalent interests) is owned of record or beneficially, directly or indirectly, by that Person.



         "TAX ESCROW ACCOUNT" means a non-interest bearing account established by the Company with the Lockbox Bank into which the Tax Escrow Payments are to be deposited.



         "TAX ESCROW PAYMENTS" mean all payments made by or on behalf of

Account Debtors (including REO Tax Escrow Payments) for a specified purpose

(such as real estate tax payments, insurance payments, etc.) other than payments of principal, interest, fees and other amounts owed to the Company with respect to the Collateral Loans and all net insurance and condemnation proceeds received by or on behalf of the Company which are not available to be applied to the outstanding balance under the Collateral Loan in question but,

rather, are required by the Collateral Documents to be used for purposes of repairing or rebuilding the real property in question.



         "TAXES" is defined in SECTION 2.6(a).



         "TEMPORARY CASH INVESTMENT" means any Investment (a) in obligations of the United States of America and agencies thereof and obligations guaranteed by the United States of America maturing within one year from the date of acquisition; (b) demand deposits and interest bearing time deposits evidenced by certificates of deposit issued by NationsBank of Texas, N.A., which are fully insured by the Federal Deposit Insurance Corporation or are issued by commercial banks organized under the Laws of the United States of America or any state thereof and having combined capital, surplus, and undivided profits of not less than $100,000,000 (as shown on such Person's most recently published statement of condition), and which certificates of deposit have the highest rating from Moody's; (c) commercial paper which has the











                                        12                       NOTE AGREEMENT
highest rating from Moody's; (d) eurodollar investments with demand deposits and interest bearing time deposits evidenced by financial institutions having combined capital, surplus, and undivided profits of not less than $100,000,000

(as shown on such Person's most recently published statement of condition), and which Investments have the highest rating from Moody's; or, if such institutions do not have a commercial paper rating, a comparable bond rating;

(e) any repurchase obligations secured by a pooling of one or more of the foregoing, including repurchase agreements with NationsBank of Texas, N.A., for so long as the short term unsecured debt of the repurchase obligor or its parent is rated in the highest rating category by Moody's; and (f) money market funds comprised of money market instruments with the highest rating by Moody's.

No such Temporary Cash Investment may have a maturity which extends beyond the

Distribution Date next succeeding the date of such Temporary Cash Investment.



         "TRUSTEE" means Bankers Trust Company of California, N.A. (or its successor appointed hereunder), acting as Trustee for the Noteholders under the

Note Agreement Documents.



         "UNDERLYING COLLATERAL" means the real property, together with all improvements thereon, and any personal property which secures any of the

Collateral Loans, or any one of such parcels of real property or items of personal property.



         "UNITED STATES PERSON" means (i) a citizen or resident of the United

States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) any estate (other than a foreign estate as defined under section 7701(a)(31)(a) of the Internal Revenue Code of 1986, as amended), and (v) any trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust



         1.2     TIME REFERENCES.  Unless otherwise specified, in this

Agreement (a) time references (e.g., 10:00 a.m.) are to time in New York, New

York, and (b) in calculating a period from one date to another, the word "from"

means "from and including" and the word "to" or "until" means "to but excluding."



         1.3     OTHER REFERENCES.  Unless otherwise specified, in this

Agreement (a) where appropriate, the singular includes the plural and vice versa, and words of any gender include each other gender, (b) heading and caption references may not be construed in interpreting provisions, (c)

monetary references are to currency of the United States of America, (d)

section, paragraph, annex, schedule, exhibit, and similar references are to the particular document in which they are used, (e) references to "telecopy,"

"facsimile," "fax," or similar terms are to facsimile or telecopy transmissions, (f) references to "including" mean including without limiting the generality of any description preceding that word, (g) references to any

Person include that Person's heirs, personal representatives, successors,

trustees, receivers, and permitted assigns, (h) references to any Governmental

Requirement include every amendment or supplement to it, rule and regulation adopted under it, and successor or replacement for it, and (i) references to this Agreement or other document include every renewal and extension of it,

amendment and supplement to it, and replacement or substitution for it.



         1.4     ACCOUNTING PRINCIPLES.  Except as used in SECTION 3.18 herein and unless otherwise specified, in this Agreement (a) GAAP determines all accounting and financial terms used herein, (b) all accounting principles applied in a current period must be comparable in all material respects to those applied during the preceding comparable period, and (c) all accounting and financial terms and compliance with reporting covenants must be on a consolidated basis.











                                        13                       NOTE AGREEMENT

SECTION  2       NOTES AND TERMS OF PAYMENT



         2.1     NOTES AND PAYMENTS.



                 (a)      NOTES; DENOMINATIONS.  The Company will authorize the

         issuance and sale of $93,908,994 aggregate principal amount of its

         Notes.  The Notes will be issued only in registered form and in minimum denominations of $2,000,000 principal amount and in integral multiples of $1,000 in excess thereof, except that one Note may be issued in a principal amount not in an integral multiple of $1,000.

         The Notes shall be known and designated as the "7.66% Asset Backed

         Notes Due June 5, 2002" of the Company.



                 (b)      PAYMENT.  Distributions of Portfolio Collections, and

         to the extent necessary, fundings from the Liquidity Reserve Account,

         for payment of interest, principal and Make-Whole Amounts, if any,

         shall be made by the Lockbox Bank to the Trustee by wire transfer of immediately available funds into the Disbursement Account pursuant to

         SECTION 2.5 hereof by 5:00 p.m. on the Business Day prior to each

         Payment Date (each such date being a "DISTRIBUTION DATE"), upon receipt of payment instructions from the Servicer which have been verified by the Trustee.  Each payment and prepayment on the Notes shall be (i) paid to the Person in whose name the Note is registered at the close of business on the Record Date (each a "HOLDER OF

         RECORD") and (ii) made to each such Holder of Record in immediately available funds by 12:00 p.m. on each Payment Date by the Trustee to the extent of funds in the Disbursement Account.  Note payments made after 12:00 p.m. on any Payment Date shall be deemed made on the next succeeding Business Day and such funds shall accrue interest as if such payments were made on the next succeeding Business Day.  Should the principal of, or any installment of the principal or interest on,

         the Notes  become due and payable on a day other than a Business Day,

         the due date thereof shall be extended to the next succeeding Business

         Day and interest shall be payable on the amount of such payment, at the respective rates set forth in the Notes, with respect to such extension.



                 (c)      LEGENDING OF THE NOTES; RESTRICTION ON TRANSFERS.



                          (i)     The Notes shall not be transferable except

         upon the satisfaction of the conditions specified below.  Each Note shall be stamped or otherwise imprinted with a legend in substantially the following form:



         THIS NOTE WAS ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER

         SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES

         ACT") AND THIS NOTE MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE

         TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE

         EXEMPTION THEREFROM.  EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED

         THAT THE HOLDER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF

         SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.  THE

         HOLDER OF THIS NOTE HEREBY AGREES FOR THE BENEFIT OF THE ISSUER THAT

         (a) THIS NOTE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE

         TRANSFERRED, ONLY (1) (a) TO A PERSON WHO THE HOLDER REASONABLY

         BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE

         144A OR (b) TO AN INSTITUTIONAL ACCREDITED INVESTOR AS DEFINED IN RULE

         501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT (PROVIDED THAT

         PRIOR TO











                                        14                       NOTE AGREEMENT

         SUCH TRANSFER, THE HOLDER MUST FURNISH TO THE TRUSTEE AND ISSUER AN

         INVESTOR LETTER, LEGAL OPINIONS AND OTHER INFORMATION AS THE ISSUER

         AND TRUSTEE MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS

         BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT

         SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT) AND

         (2) IN EACH CASE, (a) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES

         LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE

         JURISDICTION, (b) BY DELIVERY OF A SIGNED LETTER CONTAINING

         REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON

         TRANSFER OF THIS NOTE (THE FORM OF WHICH CAN BE OBTAINED FROM THE

         TRUSTEE) AND (c) IN ACCORDANCE WITH THE PROVISIONS OF THE NOTE

         AGREEMENT DATED AS OF JUNE 6, 1997 (A COPY OF WHICH WILL BE PROVIDED

         BY THE ISSUER TO THE HOLDER UPON WRITTEN REQUEST AT NO CHARGE), AND

         (b) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY

         ANY PURCHASER OF THE NOTE OF THE RESALE RESTRICTIONS SET FORTH IN (a)

         ABOVE.



         THIS NOTE MAY NOT BE PURCHASED BY OR TRANSFERRED TO A PERSON WHICH IS

         AN EMPLOYEE BENEFIT PLAN SUBJECT TO THE FIDUCIARY RESPONSIBILITY

         PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS

         AMENDED ("ERISA"), OR A PLAN SUBJECT TO SECTION 4975 OF THE INTERNAL

         REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR ANY GOVERNMENTAL

         PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, SUBJECT TO ANY FEDERAL,

         STATE OR LOCAL LAW WHICH IS, TO A MATERIAL EXTENT, SIMILAR TO THE

         FOREGOING PROVISIONS OF ERISA OR THE CODE (COLLECTIVELY, A "PLAN"), OR

         A PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF A

         PLAN TO ACQUIRE SUCH NOTE UNLESS IT IS PURCHASING THE NOTE WITH THE

         ASSETS OF AN INSURANCE COMPANY GENERAL ACCOUNT AND THE EXEMPTIVE

         RELIEF AFFORDED UNDER SECTIONS I AND III OF PROHIBITED TRANSACTION

         CLASS EXEMPTION 95-60 ("PTE 95-60") IS AVAILABLE FOR THE PURCHASE AND

         HOLDING OF THE NOTE BY SUCH PURCHASER.  EACH TRANSFEREE OF THIS NOTE

         SHALL BE REQUIRED TO (i) EXECUTE AN INVESTOR LETTER IN FORM AND

         SUBSTANCE REASONABLY SATISFACTORY TO THE TRUSTEE AND ISSUER STATING

         THAT (a) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, A PLAN OR USING

         THE ASSETS OF A PLAN TO ACQUIRE SUCH NOTE OR (b) IT IS ACQUIRING THE

         NOTE WITH THE ASSETS OF AN INSURANCE COMPANY GENERAL ACCOUNT AND THAT

         THE EXEMPTIVE RELIEF AFFORDED UNDER SECTIONS I AND III OF PTE 95-60 IS

         AVAILABLE FOR THE PURCHASE AND HOLDING OF SUCH NOTE; OR (ii) PROVIDE

         AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO

         THE TRUSTEE AND ISSUER THAT THE PURCHASE OR HOLDING OF THE NOTE BY OR

         ON BEHALF OF SUCH PLAN WILL NOT RESULT IN THE ASSETS OF THE ASSET

         PORTFOLIO BEING DEEMED TO BE "PLAN ASSETS" AND SUBJECT TO THE

         PROVISIONS OF ERISA AND THE CODE OR SIMILAR LAW AND WILL NOT SUBJECT

         THE ISSUER OR THE TRUSTEE TO ANY OBLIGATION IN ADDITION TO THOSE

         UNDERTAKEN IN THE NOTE AGREEMENT.



                          (ii)     Each Noteholder by acceptance of a Note

         bearing the restrictive legend set forth above, agrees that (i) the

         Notes have not been and will not be registered under the











                                        15                       NOTE AGREEMENT

         Securities Act or any state or foreign securities laws and (ii) the

         Notes may be transferred, resold or pledged only to a Qualified

         Institutional Buyer purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A under the Securities Act or (y) to sophisticated institutional investors which are "accredited investors" as such term is defined in

         Rule 501(a)(1), (2), (3) or (7) under the Securities Act, or, if the

         Notes  are to be purchased for one or more institutional accounts

         ("investor accounts") for which a person is acting as fiduciary or agent (except if such person is a bank as defined in Section 3(a)(2)

         of the Securities Act, or a savings and loan association or other institution as described in Section 3(a)(5)(a) of the Securities Act,

         whether acting in its individual or in a fiduciary capacity), each such investor account is an institutional investor and an "accredited investor" on a like basis.  The Noteholder further understands that neither the Company nor the Trustee is under any obligation to register the Notes or make an exemption available.  In the event that such a transfer is to be made in reliance upon an exemption from the

         Securities Act and from applicable state or foreign securities laws,

         unless such transfer is made in reliance on Rule 144A of the

         Securities Act by a person not affiliated with the Company, the

         Trustee or the Company shall, if such transfer is made within two years from the later of (a) the Closing Date and (b) the last date on which the Company or any affiliate of the Company was the beneficial owner of the Note which is proposed to be transferred, require an opinion of counsel that such transfer may be made pursuant to an exemption from the Securities Act and any applicable state and foreign securities laws, which opinion of counsel shall not be an expense of the Trustee or the Company.  The Noteholder shall, and does hereby agree to, indemnify the Trustee and the Company against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal, state and foreign laws.  In addition, no transfer of a Note may be made unless the prospective transferee provides the Company and the Trustee with an Investor's Letter substantially in one of the forms attached as Exhibit F.



                 (d)      CUSIP NUMBERS.  The Company in issuing the Notes may

         use "CUSIP PLACEMENT NUMBERS" (herein so called) issued by Standard &

         Poor's CUSIP Service Bureau (if then generally in use), and the

         Trustee shall use CUSIP Numbers in notices as a convenience to

         Noteholders; provided that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the

         Notes.



         2.2     INTEREST AND PRINCIPAL PAYMENTS.



                 (a)      INTEREST. Notwithstanding any cure periods available

         under SECTION 8.1(a) hereof, interest on the unpaid principal amount outstanding under the Notes shall be payable monthly on the fifth

         (5th) day of each month following the Closing Date hereafter,

         commencing July 5, 1997, and on the Maturity Date (each such date a

         "PAYMENT DATE").  Interest payable on each Payment Date shall be all interest accrued and unpaid through the last day of the month preceding the Payment Date, including any additional interest required under SECTION 2.3 hereof calculated at the Default Rate.  In the event that the amount of accrued and unpaid interest on the Notes payable on any Payment Date exceeds the funds available to the Trustee for distribution to the Noteholders on such Payment Date, the Company shall remain liable for the prompt payment of such excess amount of interest on the applicable Payment Date.











                                        16                       NOTE AGREEMENT

                 (b)      PRINCIPAL.  The unpaid principal amount of the Notes

         shall be due and payable from distributions of Portfolio Collections pursuant to SECTION 2.5(b)(IX), provided  however, that all unpaid principal, together with accrued-but-unpaid interest on the Notes and any Make-Whole Amount, shall be due and payable in full on the

         Maturity Date.



                 (c)      PREPAYMENTS.



                          (i)     OPTIONAL PREPAYMENTS.  The Company may upon

                 ten (10) Business Days prior written notice to the Trustee,

                 prepay the principal of the Notes then outstanding, in whole or in part, at any time or from time to time.  Until such time as the aggregate outstanding principal balance of the Notes is less than $9,390,900, if the Company prepays any outstanding principal of the Notes before June 5, 1999 (other than from distributions of Portfolio Collections pursuant to SECTION

                 2.5(b) hereof) the Company shall pay to each Noteholder that

                 Noteholder's pro rata part of the total Make-Whole Amount

                 related to the Notes in connection with such prepayment.  In no case shall the Company be required to pay the Make-Whole

                 Amount with respect to principal on the Notes prepaid on or after June 5, 1999.



                          (ii)    GENERAL PREPAYMENT PROVISIONS.  Any

                 prepayment of the Notes shall be (a) made together with

                 interest accrued (through the date of such prepayment) on the principal amount prepaid, and (b) applied first to accrued interest and then to principal.



         2.3     INTEREST RATE.  The unpaid principal of the Notes shall bear interest from the Closing Date until paid in full at a rate per annum which shall be equal to the lesser of (a) the Maximum Rate and (b) 7.66%.  All past due principal, and to the extent permitted by applicable Governmental

Requirements, interest and Make-Whole Amount, if any, on the Notes shall bear interest from the applicable Payment Date until paid at the lesser of (a) the

Default Rate or (b) the Maximum Rate.



         2.4     INTEREST CALCULATIONS.  Interest will be computed as if each calendar month consisted of 30 days and each calendar year consisted of 360 days (unless the calculation would result in an interest rate greater than the

Maximum Rate).  All interest rate determinations and calculations by the

Servicer or the Trustee are conclusive and binding absent manifest error.



         2.5     LOCKBOX ACCOUNTS; DISTRIBUTIONS OF PORTFOLIO COLLECTIONS.



                 (a)      LOCKBOX ACCOUNT.  All Portfolio Collections shall be

         directed to and deposited into one of the Lockbox Accounts.  Any payments or other proceeds of Collateral received by the Company,

         Servicer, or the Realty Companies shall be deemed received by that party in trust for the owner or beneficiary of the Lockbox Accounts and shall be forthwith deposited by that party, immediately upon receipt, into one of the Lockbox Accounts in the form received, duly endorsed by that party for deposit into such Lockbox Account.



                 (b)      DISTRIBUTIONS OF PORTFOLIO COLLECTIONS. On the

         Business Day preceding each Distribution Date, the Company shall cause funds on deposit in the Lockbox Account maintained with the Additional

         Lockbox Bank to be transferred to the Lockbox Account maintained with the Lockbox Bank.  Subject to SECTION 8.2 hereof, on each Distribution

         Date, the Company shall cause funds on deposit in the Lockbox Account maintained with the Lockbox Bank, to be transferred by











                                        17                       NOTE AGREEMENT
         the Lockbox Bank, (i) upon receipt of payment instructions from the

         Servicer delivered to the Lockbox Bank and the Trustee in a form mutually agreed upon between the Trustee and the Servicer, and (ii)

         following approval by the Trustee, and applied in the following priorities:



                          (i)     First, (a) to transfer out of such Lockbox

                 Account any funds that do not constitute Portfolio Collections and that were erroneously deposited to the related Lockbox

                 Account and (b) to transfer any Tax Escrow Payments related to the Asset Portfolio received from Account Debtors to the

                 appropriate Tax Escrow Account in an amount requested by the

                 Servicer, which amount shall represent the total amount of Tax

                 Escrow Payments related to the Asset Portfolio paid into such

                 Lockbox Account prior to such Payment Date to the extent not previously deposited in the Tax Escrow Account;



                          (ii)    Second, to the payment of any fees and

                 expenses then due and payable to the Trustee, the Lockbox

                 Bank, the Additional Lockbox Bank, and the Collateral

                 Custodian pursuant to this Agreement, the Lockbox Agreements and the Custodial Agreement;



                          (iii)   Third, to reimburse the Company or Servicer

                 for any Protective Advances made and not previously

                 reimbursed;



                          (iv)    Fourth, to the payment to the Servicer of any

                 Servicing Fees then due to the Servicer pursuant to the terms of the Servicing Agreement;



                          (v)     Fifth, to the payment to the Trustee by

                 deposit in the Disbursement Account, for distribution to the

                 Noteholders, of all accrued and unpaid interest on the Notes which is due and payable on the Payment Date next following such Distribution Date;



                          (vi)    Sixth, at the option of the Servicer, to the

                 deposit into the Operating Reserve Account, of such amounts as

                 Servicer may reasonably deem necessary to ensure adequate

                 funds are available when needed to pay (a) budgeted expenses for the Asset Portfolio and (b) other operating expenses of the Company payable to third parties which operating expenses shall not exceed $50,000 in the aggregate for any given year,

                 or such expenses as are otherwise approved in writing by the

                 Trustee, with the consent of the Determining Noteholders,

                 provided, however that the amount in the Operating Reserve

                 Account shall never exceed three per cent (3%) of the

                 aggregate outstanding principal balance of the Notes at any point in time, unless otherwise approved in writing by the

                 Trustee, with the consent of the Determining Noteholders;



                          (vii)   Seventh, to the deposit, if necessary, into

                 the Liquidity Reserve Account, of such amounts required to replenish such account up to the Liquidity Reserve Amount as of the Payment Date next following such Distribution Date;



                          (viii)  Eighth, to repay the Company (in an aggregate

                 amount for all Distribution Dates) the sum of $1,198,904.83,

                 evidencing the amount initially deposited by the Company into the Liquidity Reserve Account on the Closing Date; and











                                        18                       NOTE AGREEMENT

                          (ix)    Ninth, the balance is to be paid to the

                 Noteholders and applied as principal payments on the Notes until payment of the Notes in full.



         2.6     TAXES.



                 (a)      Any and all payments by the Company under this

         Agreement or under the Notes shall be made free and clear of, and without deduction for, any and all present or future taxes,

         assessments, levies, imposts, deductions, charges or withholdings imposed upon Company, its income, or any of its properties, franchises or assets by any Governmental Authority excluding, in the case of each

         Noteholder, (a) taxes imposed on its income and franchise taxes imposed on it by the jurisdiction under the laws of which each such

         Noteholder is organized or is or should be qualified to do business or any political subdivision thereof  (b) taxes, duties or other charges imposed as a result of the failure by any Noteholder to provide any form or certificate required under SECTION 2.6(d) and (c) any "backup withholding" required pursuant to Section 3406 of the United States

         Internal Revenue Code (all such non-excluded taxes, duties and charges being herein called "TAXES").  If the Company shall be required by law to deduct any Taxes from or in respect of any sum payable under this

         Agreement or under the Notes, (i) the sum payable shall be increased as may be necessary so that after making all required deductions

         (including deductions applicable to additional sums payable under this

         SECTION 2.6), the Noteholders receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Governmental Requirements.



                 (b)      In addition, the Company agrees to pay any present or

         future Other Taxes.



                 (c)      The Company will indemnify the Noteholders for the

         full amount of Taxes or Other Taxes (including, without limitation,

         any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this SECTION 2.6) paid by the Noteholders or any liability (including penalties and interest) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted.  This indemnification shall be made within 30 days from the date any Noteholder makes written demand therefor.



                 (d)      Each Noteholder agrees to indemnify and hold harmless

         (severally and not jointly, and only as to actions by that Noteholder)

         the Company and the Trustee against any United States withholding taxes (and related interest and penalties) which the Company or the

         Trustee fails to withhold on payments to such Noteholder as a result of the invalidity of any certificate or form provided by such

         Noteholder pursuant to this SECTION 2.6.



                 (e)      Within 30 days after the date of any payment of

         Taxes, the Company will furnish to any Noteholder on whose account such Taxes were paid, at its address referred to herein, the original or a certified copy of a receipt evidencing payment thereof.



                 (f)      Without prejudice to the survival of any other

         agreement of the Company hereunder, the agreements and obligations of the Company contained in this SECTION 2.6 shall survive the payment in full of all principal and interest hereunder.











                                        19                       NOTE AGREEMENT

                 2.7      RESERVE FUNDS.



                 (a)      OPERATING RESERVE ACCOUNT.  The Company shall

         establish an account with the Lockbox Bank (the "OPERATING RESERVE

         ACCOUNT") to deposit cash available for distribution on any Business

         Day in accordance with SECTION 2.5(b)(vi) for the sole purposes of (a)

         making Protective Advances, (b) funding property improvement expenses,

         (c) funding Permitted Lease-Up Expenses with respect to REO Property and (d) paying operating expenses of the Company provided for in this

         Agreement.  On the Closing Date, the Company shall deposit, out of first month's Portfolio Collections, the sum of  $500,000 into the

         Operating Reserve Account and the balance of such month's Portfolio

         Collections  into one of the Lockbox Accounts.



                 (b)      LIQUIDITY RESERVE ACCOUNT.  The Company shall

         establish an account with the Lockbox Bank (the "LIQUIDITY RESERVE

         ACCOUNT") and shall deposit cash on the Closing Date in an amount equivalent to two (2) months of projected interest on the Notes

         (assuming no payments of principal on the Notes are made during such two-month period) for the sole purpose of enabling the Lockbox Bank,

         upon the directions of the Servicer and with the authorization of the

         Trustee, to deposit with the Trustee required interest payments on the

         Notes.  In the event that the amount of funds in the Lockbox Account maintained with Lockbox Bank for any month is insufficient for all interest payments to be made in such month, the Servicer with the authorization of the Trustee, shall direct the Lockbox Bank to wire transfer in immediately available funds no later than 5:00 p.m.  on the Distribution Date amounts in the Liquidity Reserve Account as necessary to make the payments required by SECTION 2.1(b) hereof.  On each Distribution Date, the amount by which the funds on deposit in the Liquidity Reserve Account exceed the Liquidity Reserve Amount

         (after giving effect to all payments required by SECTION 2.5 to be made on the Payment Date next succeeding such Distribution Date),

         shall be transferred by the Lockbox Bank and applied in the order set forth in SECTION 2.5(b).



                 (c)      PLEDGE OF RESERVE FUNDS.  The Lockbox Accounts,

         Operating Reserve Account and Liquidity Reserve Account will be established for the Company and pledged to the Trustee on behalf of the Noteholders pursuant to the Pledge of Accounts.



SECTION 3        REPRESENTATIONS AND WARRANTIES.  The Company and each Realty

Company, each represents and warrants to the Trustee, for the benefit of each

Noteholder that as of the Closing Date:



         3.1     ORGANIZATION AND GOOD STANDING.  Each of the Company and each

Realty General Partner is a corporation, duly organized and validly existing under the laws of the State of Texas; has duly qualified and is authorized to do business and is in good standing in all states and jurisdictions where the character of its assets or the nature of its activities make such qualification necessary and where the failure to qualify could have a Material Adverse

Effect; and has not been known as or used any corporate, fictitious or trade names in the past, except as was required to conduct business in a state other than its state of incorporation, in which case it used a name substantially similar to its name.  Each Realty Company is a limited partnership duly organized and validly existing under the laws of the State of Texas; has duly qualified and is authorized to do business and is in good standing in all states and jurisdictions where the character of its assets or the nature of its activities make such qualification necessary and where the failure to qualify could have a Material Adverse Effect; and has not been known as or used any corporate, fictitious or trade names in the past, except as was required to conduct business in a state other than its state of formation, in which case it used a name substantially similar to its name.  The chief executive office and











                                        20                       NOTE AGREEMENT
principal place of business of the Company and each Realty Company is at the address identified as the Company's address in SECTION 10.5.



         3.2     AUTHORIZATION AND POWER.  The Company and the Realty Companies

have the power and requisite authority to execute, deliver and perform this

Agreement, the Notes and the other Note Agreement Documents to which they are a party; the Company and the Realty Companies are duly authorized to, and all necessary action has been taken to authorize the Company and the Realty

Companies to, execute, deliver and perform this Agreement, the Notes and any other document executed in connection therewith and such Persons are and will continue to be duly authorized to perform under these agreements.



         3.3     NO CONFLICTS OR CONSENTS.  Neither the execution and delivery of this Agreement, the Notes or the other Note Agreement Documents, nor the consummation of any of the transactions herein or therein contemplated, nor compliance with the terms and provisions hereof or with the terms and provisions thereof, will contravene or materially conflict with any provision of law, statute or regulation to which the Company or any Realty Company is subject or any judgment, license, order or permit applicable to the Company or any Realty Company, or any indenture, loan agreement, mortgage, deed of trust,

or other agreement or instrument to which the Company or any Realty Company is a party or by which the Company, or any Realty Company may be bound, or to which the Company or any Realty Company may be subject, or violate any provision of the partnership agreement of the Company or any Realty Company.

No consent, approval, authorization or order of any court or Governmental

Authority or third party is required in connection with the execution and delivery by the Company or any Realty Company of this Agreement, the Notes, the other Note Agreement Documents, or to consummate the transactions contemplated hereby or thereby.



         3.4     ENFORCEABLE OBLIGATIONS.  This Agreement, the Notes and the

other Note Agreement Documents are the legal and binding obligations of the

Company and the Realty Companies, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights and general equity principles.  Each Loan Contribution Agreement is genuine and is the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights and general equity principles.



         3.5     NO LIENS.  Except for Permitted Liens, all of the properties and assets of the Company and the Realty Companies are free and clear of all mortgages, liens and encumbrances and the Company and the Realty Companies have and will have good and indefeasible title to their properties and assets.



         3.6     FINANCIAL CONDITION.  No changes having a Material Adverse

Effect have occurred in the financial condition or business of the Company since the date of formation of the Company.



         3.7     FULL DISCLOSURE.  There is no fact that the Company has not disclosed to any Noteholder purchasing the Notes on the Closing Date, in writing that could have a Material Adverse Effect.  Neither the Note Agreement

Documents nor any financial statement, certificate, report, document or other writing furnished by or on behalf of  the Company or the Realty Companies to any such Noteholder in connection with negotiation of the sale of the Notes and other transactions contemplated by the Note Agreement Documents contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or  therein, taken as a whole, not misleading in light of the circumstances under which they were made.











                                        21                       NOTE AGREEMENT

         3.8     NO DEFAULT; POTENTIAL DEFAULT.  No event has occurred and is continuing which constitutes an Event of Default or Potential Default.



         3.9     MATERIAL AGREEMENTS. Other than the Loan Contribution

Agreements, the documents contemplated thereby to be executed by the Company or the Realty Companies and the Note Agreement Documents, there are no material agreements (including, without limitation, all agreements which, if breached,

could directly or indirectly have a Material Adverse Effect) of the Company or the Realty Companies.



         3.10    NO LITIGATION.  There are no actions, suits or legal,

equitable, arbitration or administrative proceedings pending, or to the knowledge of the Company or the Realty Companies threatened, against the

Company or the Realty Companies.  There are no actions, suits or legal,

equitable, arbitration or administrative proceedings pending, or to the knowledge of the Company or the Realty Companies threatened, against any of their respective assets except for any defenses or counterclaims asserted by an

Account Debtor in any pending litigation relating to collection or foreclosure of the Collateral Loans or bankruptcy of the Account Debtor,  provided that the amount asserted in any such counterclaims, in the reasonable determination of the Servicer, does not exceed the principal balance of the applicable

Collateral Loan.



         3.11    BURDENSOME CONTRACTS.  Neither the Company nor any Realty

Company is a party to, or is bound by, any contract other than those contemplated by this Agreement.



         3.12    TAXES.  All tax returns required to be filed by the Company and the Realty Companies in any jurisdiction have been filed and, subject to

SECTION 5.3 herein with respect to payment of ad valorem taxes,  all taxes

(including mortgage recording taxes), assessments, fees and other governmental charges upon the Company or the Realty Companies or upon any of their properties, income or franchises, have been paid prior to the time that such taxes could give rise to a lien thereon.  There is no proposed tax assessment against the Company or the Realty Companies and there is no basis for such assessment.



         3.13    PRINCIPAL OFFICE, ETC.  The principal office, chief executive office and principal place of business of the Company and the Realty Companies is at 6400 Imperial Drive, P.O. Box 8216, Waco, Texas, 76714-8216.  The Company

and the Realty Companies maintain their principal records and books at such address.



         3.14    ERISA.  No Plan exists or has existed in the past.



         3.15    COMPLIANCE WITH LAW.  The Company and the Realty Companies

have duly complied with, and their assets, business operations and leaseholds are in compliance in all material respects with, the provisions of all federal,

state and local laws, rules, regulations and orders (including, without limitation, Applicable Environmental Laws) applicable to the Company or the

Realty Companies, as the case may be, and their assets or the conduct of their business and they possess all required licenses, permits, authorizations and approvals for the conduct of their business, the ownership of their properties and their execution, delivery and performance of this Agreement except where the failure to do so would not have a Material Adverse Effect on the Company or the Realty Companies, as the case may be.  To the best knowledge of the Company and the Realty Companies, neither the Company nor the Realty Companies, nor any of the REO Property or Underlying Collateral, is in material violation of any

Applicable Environmental Law or subject to any existing, pending or overtly threatened investigation by











                                        22                       NOTE AGREEMENT
any Governmental Authority under any Applicable Environmental Law.  To the best knowledge of the Company and the Realty Companies, no Hazardous Substance (a)

has been disposed of or released on any REO Property or the Underlying

Collateral or (b) is located thereon.  No REO Property, Underlying Collateral or any property adjoining any REO Property or Underlying Collateral is being used, or, to the Company's or each Realty Company's best knowledge, has been used at any time, for the generation, disposal, storage, treatment, processing or other handling of any Hazardous Substance, and no environmental permits are required for the operation of the businesses or other activities being conducted on any REO Property or Underlying Collateral.  The foregoing provisions of this SECTION 3.15 are subject to the following qualifications:

(a) the use by the Realty Companies or the owners of any Underlying Collateral of limited quantities of Hazardous Substances in the ordinary conduct of their business and in accordance with industry customs and all Applicable

Environmental Laws shall not be a breach of the representations of this SECTION

3.15 and (b) such representations are subject to the exception of (i) with respect to the Company and the Realty Companies, all matters disclosed to any

Noteholder purchasing its Notes on the Closing Date and (ii) with respect to any Collateral Loans, all matters disclosed to or otherwise made available to any such Noteholder in writing before the date of this Agreement.



         3.16    GOVERNMENT REGULATION; MARGIN REGULATIONS.  The Company is not

subject to regulation under the Public Utility Holding Company Act of 1935, the

Federal Power Act, the Investment Company Act of 1940, the Interstate Commerce

Act (as any of the preceding acts have been amended), or any other law (other than Regulation X) which regulates the incurring by the Company of

Indebtedness, including but not limited to laws relating to common contract carriers or the sale of electricity, gas, steam, water, or other public utility services.  No portion of the proceeds of any Note shall be used by Company in any manner that might cause the application of such proceeds to violate

Regulation G, Regulation U, Regulation T or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System.



         3.17    NO SUBSIDIARIES.  The Company has not formed or acquired any

Subsidiary other than the Realty Companies.



         3.18    SOLVENCY.  As of the date hereof, and after giving effect to each transaction contemplated in this Agreement, (a) the aggregate fair market value of the Company's assets exceed, and will exceed, its liabilities (whether contingent, subordinated, unmatured, unliquidated, or otherwise), (b) the

Company has, and will have, sufficient cash flow to enable it to pay its debts as they mature, and (c) the Company has, and will have, a reasonable amount of capital to conduct its business as presently contemplated. As of the date hereof, and after giving effect to each transaction contemplated in this

Agreement, (a) the aggregate fair market value of the each Realty Company's assets exceed, and will exceed, its liabilities (whether contingent,

subordinated, unmatured, unliquidated, or otherwise), (b) each Realty Company has, and will have, sufficient cash flow to enable it to pay its debts as they mature, and (c) each Realty Company has, and will have, a reasonable amount of capital to conduct its business as presently contemplated.



         3.19    OWNERSHIP OF THE COMPANY AND EACH REALTY COMPANY. Each of the

Shareholders owns the percentage of capital stock of the Company set forth below:











                                        23                       NOTE AGREEMENT



         -----------------------------------------------------------------

                  Shareholder                          Ownership Interest

         -----------------------------------------------------------------




         Diversified Financial Systems, Inc.                 28.28%

         -----------------------------------------------------------------

         Diversified Performing Assets, Inc.                  7.45%

         -----------------------------------------------------------------

         Diversified Financial Systems L.P.                   0.89%

         -----------------------------------------------------------------

         SV Asset Partners L.P.                               0.51%

         -----------------------------------------------------------------

         J-Hawk Corporation                                  12.43%

         -----------------------------------------------------------------

         WAMCO IX, Ltd.                                       3.30%

         -----------------------------------------------------------------

         WAMCO XXII, Ltd.                                    47.14%

         -----------------------------------------------------------------






On the Closing Date, the Shareholders and their transferees will transfer stock of the Company such that the stock of the Company will be owned 80% by

FirstCity Financial Corporation and 20% by CFSC Capital Corp. II.  The REO

General Partner owns a 2% general partnership interest in the REO Affiliate and the Company owns a 98% limited partnership interest in the REO Affiliate and

100% of the issued and outstanding stock of the REO General Partner.  SVD

Realty Asset Corp., a Texas corporation, owns a 2% general partnership interest in SVD Realty L.P. and J-Hawk Corporation owns a 98% limited partnership interest in SVD Realty L.P.  SOWAMCO XXII of Texas, Inc., a Texas corporation,

owns a 2% general partnership interest in SOWAMCO XXII, Ltd., a Texas limited partnership, and WAMCO XXII, Ltd., a Texas limited partnership, owns a 98%

limited partnership interest in SOWAMCO XXII, Ltd.



         3.20    SERVICE OF PROCESS.  The Company hereby appoints CT

Corporation System, 1633 Broadway, New York, New York 10019, to be its agent for service of process in New York and CT Corporation System has accepted such appointment.



         3.21    SECURITIES LAWS. Neither the Company, the Servicer, the Realty

Companies nor anyone acting on behalf of any of them has offered the Notes or any similar securities of the Company for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than Noteholders purchasing the Notes on the

Closing Date, each of which has been offered the Notes at a private sale for investment.  Neither the Company, Servicer, the Realty Companies nor anyone acting on behalf of any of them has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of

Section 5 of the Securities Act.



         3.22    COLLATERAL LOAN SCHEDULE.  The  information set forth on the

Collateral Loan Schedule with respect to each Collateral Loan is true and correct.



         3.23    NO SETOFF RIGHTS.  To the Company's best knowledge, there are no rights of setoff, counterclaim, recision or other defenses available to the

Account Debtor of any Collateral Loan.



         3.24    COMPLIANCE WITH LAWS.  To the Company's best knowledge, all federal, state and local laws, rules and regulations applicable to each

Collateral Loan,  including, without limitation those relating to usury, equal credit opportunity, real estate settlement procedures or disclosure, have been satisfied or complied with.



         3.25    OWNERSHIP OF THE COLLATERAL LOANS.  The Company has good and indefeasible title to each Collateral Loan and is the sole owner of such

Collateral Loan, has full right and authority to pledge such











                                        24                       NOTE AGREEMENT

Collateral Loan pursuant to the Security Agreement, and is pledging such

Collateral Loan to the Trustee, for the benefit of the Noteholders, free and clear of any and all liens, claims, encumbrances, participation interests,

equities, pledges, charges or security interests of any nature, other than

Liens in favor of existing lenders to the Shareholders, which Liens will be released contemporaneously with issuance of the Notes.



         3.26    ENFORCEABILITY OF COLLATERAL DOCUMENTS.  To the Company's best knowledge, each promissory note evidencing a Collateral Loan and each other related Collateral Document, is genuine and is the legal, valid and binding obligation of the Account Debtor which is a party to such documents, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights and general equity principles.



         3.27    NO MODIFICATION OR WAIVER.  Except as evidenced by a

Collateral Document delivered to the Collateral Custodian, to the Company's best knowledge, no Account Debtor of any Collateral Loan has been released, no

Collateral Loan has been subordinated and no Collateral Document has been waived, modified, altered, satisfied or canceled in any respect.



         3.28    SURVIVAL OF REPRESENTATIONS, ETC.  All representations and warranties by the Company and the Realty Companies in this Agreement shall survive delivery of the Notes.



SECTION 4        CONDITIONS PRECEDENT.  No Noteholder purchasing Notes on the

Closing Date is obligated to purchase the Notes unless such Noteholder has received all of the following and the following other conditions have been satisfied on or before the Closing Date.



         4.1     NOTE AGREEMENT.  A duly executed Note Agreement, dated on or before the Closing Date, and all other Note Agreement Documents.



         4.2     NOTES.  Notes executed by the Company, substantially in the form of EXHIBIT "A", payable to each such Noteholder in the aggregate amount of its purchase, each dated the Closing Date.



         4.3     DELIVERY OF COLLATERAL.



                 (a)      The Company shall deliver to Collateral Custodian the

         following instruments and documents in which the Company has granted and in which it hereafter grants to the Trustee for the benefit of the

         Noteholders a security interest, provided that, except for the note evidencing each Collateral Loan, such documents and instruments shall only be required to be delivered to the extent such instruments and documents exist and were in the possession of a Shareholder or a custodian for a Shareholder, and provided further, that assignments to be recorded will be delivered to the Servicer and promptly forwarded by the Servicer to the Collateral Custodian after having been recorded:



                          (i)     the original note evidencing each Collateral

         Loan (endorsed, accompanied by an allonge, or otherwise assigned to the Company), endorsed in the name of the Trustee for the benefit of the Noteholders which endorsement may be on the original note or by

         Allonge or, when the original note is unavailable, a lost note affidavit together with a certified copy of each such note;











                                        25                       NOTE AGREEMENT

                          (ii)    for each Collateral Loan secured by real

         property, the recorded original mortgage or deed of trust securing such Collateral Loan, together with a duly executed and recorded assignment (or assignment in recordable form) to each prior holder of such Collateral Loan, including the applicable Shareholder, and a duly executed assignment to the Company in recordable form thereof;



                          (iii)   for each Collateral Loan secured by personal

         property which can be perfected under the Uniform Commercial Code, as adopted by the State whose laws govern perfection of such security interests, a file-stamped copy of the UCC-1 financing statement filed to secure such Collateral Loan, together with UCC-3 assignment to each prior holder of such Collateral Loan, including the applicable

         Shareholder, and a UCC-3 assignment to the Company in proper form for recordation in the applicable recording office and for each Collateral

         Loan secured by other personal property, appropriate evidence of the perfection of the security interest in such collateral in favor of the

         Company;



                          (iv)    the original guaranties and assignments of

         rents, if any, and other instruments and documents, including any possessory documents, relating to security for and payment of each

         Collateral Loan;



                          (v)     for each Collateral Loan secured by real

         property, an attorney's opinion or a policy of mortgage title insurance on American Land Title Association's standard policy form

         (revised coverage, most recent form) or on other policy forms as may be required by applicable laws, statutes, rules, or regulations from a national title insurance company, in favor of the Company, its successors and assigns, or its predecessors in interest, insuring the lien of the mortgage securing the note (subject only to such liens and encumbrances as are generally acceptable to reputable lending institutions, mortgage investors and securities dealers and to

         Permitted Liens);



                          (vi)    duly executed Collateral Assignments to the

         Trustee for the benefit of the Noteholders thereof; and



                          (vii)   a transmittal letter and computer-readable

         diskette listing all documents being delivered to Collateral

         Custodian.



                 (b)      The Company shall deliver to Servicer all other

         documents related to the Collateral Loans, to the extent such instruments and documents exist and were in the possession of the

         Shareholders or a custodian for any Shareholder, including without limitation the following:



                          (i)     evidence that the premises covered by the

         mortgage, deed of trust or other documents securing such Collateral

         Loan is insured against fire and other perils for extended coverage for an amount at least equal to the amount required under SECTION 7.3;



                          (ii)    original copies, or photocopies of surveys

         and all other instruments, documents and other papers pertaining to the Collateral Loan, if any; and











                                        26                       NOTE AGREEMENT

                          (iii)   other documentation as the Servicer may

         reasonably deem proper, including without limitation, all disclosures required by applicable Truth-in-Lending and other consumer credit regulations promulgated by any Governmental Authority.



         4.4     OFFICER'S CERTIFICATE.  Certificates signed by duly authorized officers of the Company and the REO General Partner stating that (to the best knowledge and belief of such officer, after reasonable and due investigation and review of matters pertinent to the subject matter of such certificate):

(a) all of the representations and warranties contained in SECTION 3 and the other Note Agreement Documents are true and correct as of the Closing Date; and

(b) no event has occurred and is continuing, or would result from the transactions contemplated herein, which constitutes an Event of Default or

Potential Default.



         4.5     ORGANIZATIONAL DOCUMENTS.  True, correct and complete copies of the following: (a) the articles of incorporation of the Company, the REO

General Partner and the Servicer, each certified as of a date within ten days of the Closing Date by the Secretary of State of Texas, (b) the bylaws of, and appropriate corporate resolutions on behalf of, the Company, the REO General

Partner and the Servicer, each certified as of the Closing Date by the

Secretary of the Company, REO General Partner and Servicer, as applicable, and

(c) the partnership agreement documents forming the Realty Companies.



         4.6     RESOLUTIONS.  Resolutions of the Company, each Realty General

Partner and the Servicer approving the execution, delivery and performance of the Note Agreement Documents to which the Company, any Realty Company or the

Servicer, as applicable, is a party and the transactions contemplated herein and therein, duly adopted by their board's of directors, and accompanied, as appropriate, by certificates of the secretary of each such corporation that such resolutions are true and correct, have not been altered or repealed and are in full force and effect.



         4.7     INCUMBENCY CERTIFICATE.  A signed certificate of the secretary of the Company, the REO General Partner and the Servicer which shall certify the names of the officers of the Company, REO General Partner and Servicer,

respectively, authorized to sign each of the Note Agreement Documents and the other documents or certificates to be delivered pursuant to the Note Agreement

Documents, together with the true signatures of each such officer. The Trustee and the Noteholders may conclusively rely on such certificate until it shall receive a further certificate of the secretary of such corporation canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.



         4.8     CERTIFICATES.  Certificates of existence and good standing for the Company, the REO General Partner and the Servicer issued by the Texas

Secretary of State, each dated within ten (10) days of the Closing Date.



         4.9     RECORDABLE DOCUMENTS.  UCC financing statements and other

filings or recordings as necessary to perfect the security interest in the

Collateral Loans.



         4.10    LIEN SEARCHES.  Current UCC lien searches from the Secretary of State of the State of Texas evidencing that the liens in favor of the

Noteholders upon the Collateral are first priority Liens, subject only to

Permitted Liens.



         4.11    INSURANCE.  If available, evidence of insurance and loss payee endorsements required hereunder or other Note Agreement Documents and certificates or binders of insurance policies evidencing the insurance required by SECTION 7.3 hereof.











                                        27                       NOTE AGREEMENT

         4.12    RATING AGENCY LETTER.  The signed letter from the Rating

Agency confirming its proposed rating for the Notes as of the Closing Date,

which must be rated at least "A2".



         4.13    CUSIP NUMBER.  A CUSIP Number issued by Standard & Poor's

CUSIP Service Bureau shall have been obtained for the Notes.



         4.14    PROCEEDINGS AND DOCUMENTS.  All corporate and other

proceedings in connection with the transactions contemplated by the Note

Agreement Documents and all documents and instruments incident to such transactions shall be satisfactory to the Noteholders purchasing Notes on the

Closing Date and their special counsel, and such Noteholders and their special counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.



         4.15    OPINION LETTERS.  Opinion letters from the Company's legal counsel, dated the Closing Date, with respect to the issuance and sale of the

Notes, this Note Agreement, the Note Agreement Documents and other related matters as the Trustee may reasonably request.



         4.16    ADDITIONAL INFORMATION.  Such other information and documents as may reasonably be required by the Trustee or the Noteholders, including without limitation the Asset Portfolio Report reflecting information concerning the Asset Portfolio accurate as of May 31, 1997.



SECTION 5        AFFIRMATIVE COVENANTS.  Until payment in full of the Notes and the performance of the Obligation, the Company hereby covenants to the Trustee for the benefit of each Noteholder, that (unless the Trustee as authorized by

Determining Noteholders shall otherwise consent in writing):



         5.1     FINANCIAL STATEMENTS, REPORTS AND DOCUMENTS.  The Company

shall deliver, or (as appropriate) shall ensure the Servicer delivers, to the

Trustee, or in the case of SECTION 5.1(f), to any Noteholder or Qualified

Institutional Buyer, each of the following:



                 (a)      ANNUAL STATEMENTS.  As soon as available and in any

         event within one-hundred and twenty (120) days after the close of each fiscal year of the Company (which is currently the calendar year and which the Company shall not change without giving thirty days prior written notice to the Trustee), copies of the consolidated balance sheet of the Company (reflecting REO Property as inventory) as of the close of such fiscal year and consolidated statements of income and retained earnings and changes in financial position of the Company for such fiscal year, in each case setting forth in comparative form the figures for the preceding fiscal year, all in reasonable detail and accompanied by an opinion thereon (which shall not be qualified by reason of any limitation imposed by the Company) of KPMG Peat Marwick

         LLP, or of other independent public accountants of recognized national standing selected by the Company, to the effect that such financial statements have been prepared in accordance with GAAP consistently maintained and applied (except for changes in which such accountants concur) and that the examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, includes such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;



                 (b)      QUARTERLY STATEMENTS.  As soon as available and in

         any event within thirty (30) days after the close of each fiscal quarter of the Company, copies of the unaudited consolidated balance sheet of the Company (reflecting REO Property as inventory) as of the close of such fiscal











                                        28                       NOTE AGREEMENT
         quarter and the consolidated statements of income and retained earnings and changes in position of the Company for such fiscal quarter, all in reasonable detail;



                 (c)      AUDIT REPORTS.  Promptly upon receipt thereof, one

         copy of each written report submitted to the Company by independent accountants in any annual, quarterly or special audit made, including without limitation, the Closing Review, it being understood and agreed that all audit reports which are furnished to the Trustee pursuant to this SECTION 5.1 shall be treated as confidential, but nothing herein contained shall limit or impair any Noteholder's right to disclose such reports to any appropriate Governmental Authority or to use such information to the extent pertinent to an evaluation of the Obligation or to enforce compliance with the terms and conditions of this

         Agreement, or to take any lawful action which the Noteholder deems necessary to protect its interests under this Agreement;



                 (d)      COMPLIANCE CERTIFICATE.  Within thirty (30) days

         after the end of each fiscal quarter of the Company hereafter, a certificate executed by a Senior Vice President of the Company,

         stating that a review of the activities of the Company and the Realty

         Companies during such fiscal quarter has been made under his supervision and that each of the Company and the Realty Companies has observed, performed and fulfilled each and every obligation and covenant contained herein and is not in default under any of the same or, if any such default shall have occurred, specifying the nature and status thereof;



                 (e)      ASSET PORTFOLIO REPORT.  On or before the twentieth

         (20th) calendar day of each month, an Asset Portfolio Report (in hard copy or magnetic media) calculated as of the close of the immediately prior month for all Collateral Loans, provided however, that the individual asset status reports for each Collateral Loan shall only be required to be sent to the Noteholders upon the request for such information by any Noteholder; and



                 (f)      ADDITIONAL FINANCIAL INFORMATION.  Promptly upon

         request, to any Noteholder and any Qualified Institutional Buyer to

         whom any Note may be offered or sold by such Noteholder, the following information (which shall be reasonably current): a brief statement of the nature of the business of the Company; and the Company's most recent balance sheet and profit and loss and retained earning statement, and similar financial statements for such a part of the two preceding fiscal years as the Company has been in operation (such financial statements should be audited to the extent reasonably available).  The requirement that the information be reasonably current will be presumed to be satisfied if (a) the balance sheet is as of a date less than sixteen (16) months before the date of any such resale, the statements of profit and loss and retained earnings are for the twelve (12) months preceding the date of such balance sheet,

         and if such balance sheet is not as of the date less than six (6)

         months before the date of such resale, it shall be accompanied by additional statements of profit and loss and retained earnings for the period from the date of such balance sheet to a date less than six (6)

         months before the date of such resale; or (b) the statement of the nature of the Company's business and its products and services offered is as of the date within twelve (12) months prior to the date of any such resale.



         5.2     ADDITIONAL REPORTS.  The Company shall furnish to the Trustee,

as soon as practicable, such other information concerning the Collateral Loans,

or financial condition of the Company as the Trustee or Determining Noteholders

shall reasonably request in form reasonably satisfactory to them.  The delivery of any reports, statements and other information by the Company or Servicer shall be deemed a











                                        29                       NOTE AGREEMENT
representation and warranty that the same is true, accurate and complete except to the extent such reports or statements relate to estimates or projections of future collections or cashflows related to the Collateral Loans.



         5.3     PAYMENT OF TAXES, IMPOSITIONS AND OTHER INDEBTEDNESS.  The

Company and the Realty Companies will each pay and discharge (a) all taxes,

assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any property belonging to it, and all Impositions in accordance with its normal and customary standards, and in any event before any foreclosure action may be completed with respect to any of its assets, (b) all lawful claims (including claims for labor, materials and supplies), which, if unpaid, might become a Lien upon any of its property and (c) all of its other

Indebtedness, except as prohibited hereunder.



         5.4     FILINGS.  The Company and the Realty Companies will each file all federal, state and local tax returns and other reports that the Company or any Realty Company is required by law to file and maintain adequate reserves for the payment of all taxes, assessments, governmental charges, and levies imposed upon it, its income, or its profits, or upon any assets belonging to

it.



         5.5     MAINTENANCE OF EXISTENCE AND RIGHTS; CONDUCT OF BUSINESS.  The

Company and each Realty Company will each preserve and maintain its existence and all of its rights, privileges and franchises necessary or desirable in the normal conduct of its business, and conduct its business in an orderly and efficient manner consistent with good business practices and in accordance with all applicable laws, rules, regulations and orders of any Governmental

Authority.



         5.6     NOTICE OF DEFAULT.  The Company and each Realty Company will each furnish to the Trustee, immediately upon becoming aware of the existence of any condition or event which constitutes an Event of Default or Potential

Default, a written notice specifying the nature and period of existence thereof and the action which the Company or such Realty Company, as applicable, is taking or proposes to take with respect thereto.



         5.7     OTHER NOTICES.  The Company and each Realty Company will each promptly notify the Trustee of (i) any Material Adverse Effect, (ii) any

material default under any material agreement, contract or other instrument to which it is a party or by which any of its properties are bound, or any acceleration of the maturity of any Indebtedness owing by it, (iii) any material adverse claim against or affecting it or any of its properties, and

(iv) the commencement of, and any material determination in, any litigation with any third party or any proceeding before any Governmental Authority affecting the Company or such Realty Company.



         5.8     COMPLIANCE WITH NOTE AGREEMENT DOCUMENTS.  The Company and

each Realty Company will each promptly comply, and will cause Servicer to promptly comply, with any and all covenants and provisions of this Agreement,

the Note, and all other Note Agreement Documents and all other reasonable requests by the Trustee or Determining Noteholders related to the Notes.



         5.9     COMPLIANCE WITH MATERIAL AGREEMENTS AND ORGANIZATIONAL

DOCUMENTS.  The Company and each Realty Company will each comply and will cause

Servicer to comply, in all material respects with all material agreements,

indentures, mortgages or documents binding on it or affecting its properties or business and all corporate, partnership and other organizational documents forming and governing the Company and the Realty Companies.











                                        30                       NOTE AGREEMENT

         5.10    OPERATIONS AND PROPERTIES.  The Company and each Realty

Company will each act prudently and in accordance with Standard Industry

Practices in managing or operating its assets, properties, businesses and investments.  The Company will keep, and with respect to REO Property, each

Realty Company will keep, in good working order and condition, ordinary wear and tear excepted, all of its assets and properties which are necessary to the conduct of its business and cause the Underlying Collateral and REO Property to be maintained in at least as good a condition as they existed on the Closing

Date, ordinary wear and tear excepted, and will make, or ensure Servicer makes,

such Protective Advances as may be required to do so; provided that neither

Company, Servicer, nor any Realty Company shall be required to make any such

Protective Advance where it is not in the best interest of the Company, any

Realty Company or the Noteholders to make any such repairs or payments and the failure to do so is consistent with Standard Industry Practices.



         5.11    BOOKS AND RECORDS; ACCESS.  The Company and each Realty

Company will each give any Representative of the Trustee or any Noteholder access during all business hours to, and permit such representative to examine,

copy or make excerpts from, any and all books, records and documents in the possession of the Company and each Realty Company and relating to its affairs,

and to inspect any of the properties of the Company or each Realty Company.

The Company and each Realty Company will each maintain complete and accurate books and records of its transactions in accordance with good accounting practices.



         5.12    COMPLIANCE WITH LAW.  The Company and each Realty Company will each comply with all applicable laws, rules, regulations, and all orders of any

Governmental Authority applicable to it or any of its property, business operations or transactions, a breach of which could have a Material Adverse

Effect on the Company's or such Realty Company's financial condition, business or credit.  The Company and each Realty Company will each keep and maintain its assets and any REO Property in material compliance with, and shall not cause or permit any of the same to be in violation of, any Applicable Environmental

Laws.



         5.13    AUTHORIZATIONS AND APPROVALS.  The Company and each Realty

Company will each promptly obtain, from time to time at its own expense, all such governmental licenses, authorizations, consents, permits and approvals as may be required to enable it to comply with its obligations hereunder and under the other Note Agreement Documents.



         5.14    FURTHER ASSURANCES.  The Company and each Realty Company will make, execute or endorse, and acknowledge and deliver or file or cause the same to be done, all such vouchers, invoices, notices, certifications and additional agreements, undertakings, conveyances, deeds of trust, mortgages, transfers,

assignments, financing statements or other assurances, and take any and all such other action, as the Trustee or Determining Noteholders may, from time to time, deem reasonably necessary or proper in connection with this Agreement or any of the other Note Agreement Documents, the obligations of the Company or the Realty Companies hereunder or thereunder, or for better assuring and confirming unto the Noteholders all or any part of the security for any of such obligations, or for granting to the Trustee, for the benefit of the

Noteholders, any security for the Obligation which the Trustee or Determining

Noteholders may request from time to time, or for facilitating collection of the Collateral hereunder.



         5.15    COLLECTION EFFORTS.  The Company will ensure the Servicer, on behalf of the Company, exercises collection efforts with respect to the

Collateral Loans as is consistent with sound business practice and in

accordance with applicable law.   The Company will ensure the Servicer at all

times complies with











                                        31                       NOTE AGREEMENT

Standard Industry Practices and Servicer's past procedures related to collateral control, collection and reporting procedures with respect to all

Collateral Loans.  The Company's principal office shall at all times be maintained at the location indicated in SECTION 3.13 and the Company's books,

records and files related to the Collateral Loans shall at all times be maintained at the Servicer's offices set forth on SCHEDULE 2 attached hereto.

The Company shall maintain all files related to the Collateral Loans in a reasonably prudent manner.



         5.16    MANAGEMENT.  The Company will give the Noteholders prompt

notice of (a) all senior management changes and (b) any substantial material change in the Company's management structure or personnel contemplated by the

Company.



         5.17    RECORDS.   The Company and/or Servicer will maintain complete

and accurate records and files pertaining to each Collateral Loan delivered to the Trustee or the Collateral Custodian, and retain such records and files together with all Collateral Documents, in the possession of the Company and/or

Servicer, in restricted access secure facilities reasonably safe from loss or destruction.



         5.18    GRANT OF SPECIFIC LIENS.  The REO Affiliate will (except as to property located in New York or Florida, unless requested to by the Trustee),

at any time it acquires Underlying Collateral through a foreclosure, or deed-in- lieu of foreclosure, execute an REO Note and Mortgage and grant to the

Company a first priority lien in such REO Property, subject only to Permitted

Liens, to secure payment of the REO Note and all other obligations of the REO

Affiliate to the Company, which REO Note and lien shall immediately be assigned to the Trustee and delivered to the Collateral Custodian as additional

Collateral under the Security Documents.



         5.19    ANCILLARY AGREEMENTS.  The Company and each Realty Company will fully comply with, and perform all of the terms of the Lockbox Agreements,

the Servicing Agreement, and the other Note Agreement Documents applicable to

it.



         5.20    DISPOSITION OF COLLATERAL LOANS.  The Company, Servicer, and

the Realty Companies will only dispose of Collateral Loans, or otherwise settle the amount owed on any Collateral Loan, for amounts which constitute a maximization of the rate of return on such Collateral Loans.



         5.21    GENERAL INDEMNITY; ENVIRONMENTAL INDEMNITY



                 (a)      The Company and each Realty Company, each hereby

         agrees to indemnify, protect, and hold the Trustee and the Noteholders and their parents, subsidiaries, directors, officers, employees,

         representatives, agents, successors, assigns, affiliates and attorneys

         (collectively, with their successors and assigns, the "INDEMNIFIED

         PARTIES") harmless from and against any and all liabilities,

         obligations, losses, damages, penalties, actions, judgments, suits,

         claims, costs, expenses (including, without limitation, attorneys'

         fees and legal expenses whether or not suit is brought and settlement costs), and disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against any of the Indemnified

         Parties, in any way relating to or arising out of the Note Agreement

         Documents or any of the transactions contemplated therein or the performance or exercise of any rights or remedies thereunder

         (collectively, the "INDEMNIFIED LIABILITIES") to the extent that any of the Indemnified Liabilities results, directly or indirectly, from any claim made (whether or not in connection with any legal action,

         suit, or proceeding) by or on behalf of any person or entity other than the Company, the











                                        32                       NOTE AGREEMENT

         Realty Companies, the partners of the Company or their affiliates,

         INCLUDING MATTERS ARISING OUT OF THE ORDINARY NEGLIGENCE OF THE

         INDEMNIFIED PARTIES, BUT EXCLUDING MATTERS ARISING OUT OF THE FRAUD,

         GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE INDEMNIFIED PARTIES;

         provided, however, that the Trustee and the Noteholders shall not be indemnified against any claim resulting from any action taken by the

         Trustee and the Noteholders with respect to any Collateral subsequent to the foreclosure upon such Collateral by the Trustee and the

         Noteholders.  The provisions of and undertakings and indemnification set forth in this paragraph shall survive the satisfaction and payment of the Obligation and termination of this Agreement.



                 (b)      Each Realty Company agrees to promptly pay and

         discharge when due all debts, claims, liabilities and obligations with respect to any clean-up measures necessary for it to comply with

         Applicable Environmental Laws affecting the REO Property it owns,

         provided that, with respect to any single tract or parcel of real property, the Realty Company owning such property shall not be required to take such action if failure to take such action would not have a Material Adverse Effect on its financial condition or would not, in the reasonable opinion of the Trustee, have the potential for creating any liability or claim against the Trustee or the

         Noteholders.  The Company and each Realty Company each hereby agree to indemnify, protect, and hold each of the Indemnified Parties harmless from and against any and all liabilities, obligations, losses,

         damages, penalties, actions, judgments, suits, claims, proceedings,

         costs, expenses (including, without limitation, all reasonable attorneys' fees and legal expenses whether or not suit is brought),

         and disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by, or asserted against Indemnified

         Parties, with respect to or as a direct or indirect result of any violation, or claimed violation of, any Applicable Environmental Laws by such Realty Company or the Company; or with respect to or as a direct or indirect result of such Realty Company's or the  Company's generation, manufacture, production, storage, release, threatened release, discharge, disposal of a Hazardous Substance at, on or about any REO Property owned by such Realty Company, Underlying Collateral or any property of the Company or such Realty Company or which secures any indebtedness owed to the Company, including, without limitation,

         (a) all damages related to any such use, generation, manufacture,

         production, storage, release, threatened release, discharge, disposal,

         or presence, or (b) the costs of any required or necessary environmental investigation, monitoring, repair, cleanup, or detoxification and the preparation and implementation of any closure,

         remedial, or other plans; and provided, however, that the Indemnified

         Parties shall not be indemnified against any claim resulting from any action taken by the Indemnified Parties with respect to any Collateral or REO Property subsequent to the foreclosure upon such Collateral or

         REO Property by the Indemnified Parties.  The provisions of and undertakings and indemnification set forth in this paragraph shall survive the satisfaction and payment of the Obligation and termination of this Agreement.  It shall not be a defense to the covenant of the

         Company or the Realty Companies to indemnify that the act, omission,

         event or circumstance did not constitute a violation of any Applicable

         Environmental Law at the time of its existence or occurrence.  The provisions of this SECTION 5.21 shall survive the repayment of the

         Notes.  In the event of  the transfer of the Notes or any portion thereof, the Noteholders shall continue to be benefited by this indemnity agreement with respect to the period of such holding of the

         Notes.











                                        33                       NOTE AGREEMENT

         The Company will reimburse each Indemnified Party for all expenses

(including reasonable fees and disbursements of counsel) as they are incurred by such Indemnified Party in connection with investigating, preparing for or defending any action (or enforcing this Agreement, or any of the other Note

Agreement Documents).  The Company agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened action in respect of which indemnification has been sought hereunder (whether or not an

Indemnified Party is a party therein) unless the Company has given the Trustee reasonable or prior written notice thereof and obtained an unconditional release of each Indemnified Party from all liability arising therefrom.



SECTION 6        NEGATIVE COVENANTS.  Until payment in full of the Notes and the performance of the Obligation, the Company hereby covenants to the Trustee for the benefit of each Noteholder, that (unless the Trustee as authorized by

Determining Noteholders shall otherwise consent in writing):



         6.1     LIMITATION ON INDEBTEDNESS.  Neither the Company nor any

Realty Company will incur, create, contract, waive, assume, have outstanding,

guarantee or otherwise be or become, directly or indirectly, responsible for any Indebtedness, except (a) Indebtedness of the Company arising out of this

Agreement and Indebtedness of the Realty Companies contemplated by this

Agreement, (b) liabilities for taxes and assessments incurred in the ordinary course of business, (c) obligations under the Servicing Agreement, (d) current amounts payable or accrued of other claims (other than for borrowed funds or purchase money obligations or transactions which are equivalent thereto)

incurred in the ordinary course of business, provided that all such liabilities, accounts and claims shall be promptly paid and discharged when due or in conformity with customary trade terms, (e) contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business, or (f) the REO Notes.



         6.2     NEGATIVE PLEDGE.  Neither the Company nor any Realty Company

will create or suffer to exist any mortgage, pledge, security interest,

conditional sale, Lien or other title retention agreement, charge, encumbrance or other Lien (whether such interest is based on common law, statute, other law or contract) upon any of its property or assets, now owned or hereafter acquired, except for Permitted Liens.



         6.3     LIMITATION ON INVESTMENTS.  Neither the Company nor any Realty

Company will make or have outstanding any Investments in any Person, except for the Company's ownership of the REO Affiliate and Temporary Cash Investments.



         6.4     ALTERATION OF MATERIAL AGREEMENTS.  Neither the Company nor

any Realty Company will consent to or permit any alterations, amendments,

modifications, releases, waivers or terminations of any material agreement to which it is a party which could result in a Material Adverse Effect.



         6.5     CERTAIN TRANSACTIONS.  Neither the Company nor any Realty

Company will enter into any transaction with, or pay any management fees to,

any Affiliate; provided, however, that the Company or the Realty Companies may enter into the Servicing Agreement and transactions evidenced by the REO Notes.



         6.6     ISSUANCE OF SHARES.  Neither the Company nor any Realty

Company will issue, sell or otherwise dispose of, any stock or partnership interests, as applicable.











                                        34                       NOTE AGREEMENT

         6.7     LIMITATION ON SALE OF PROPERTIES.  Neither the Company nor any

Realty Company will sell, assign, convey, exchange, lease or otherwise dispose of any of its properties, rights, assets or business, whether now owned or hereafter acquired, except in the ordinary course of its business and for a fair consideration, and in such event shall immediately pay such proceeds into one of the  Lockbox Accounts to be applied pursuant to SECTION 2.5.



         6.8     NAME, FISCAL YEAR AND ACCOUNTING METHOD.  Neither the Company

nor any Realty Company will change its name, fiscal year or method of accounting.



         6.9     LIQUIDATION, MERGERS, CONSOLIDATIONS AND DISPOSITIONS OF

SUBSTANTIAL ASSETS.  Neither the Company nor any Realty Company will dissolve or liquidate, or become a party to any merger or consolidation unless the

Company shall be the surviving entity of its property or assets or business.



         6.10    LINES OF BUSINESS.  Neither the Company nor any Realty Company

will directly or indirectly, engage in any business other than as permitted by

Article III of the Articles of Incorporation of the Company and ARTICLE III of

each Partnership Agreement forming each Realty Company.



         6.11    NO AMENDMENTS.  The Company will not amend its Articles of

Incorporation and no Realty Company will amend its partnership agreement.



         6.12    PURCHASE OF SUBSTANTIAL ASSETS.  The Company will not

purchase, lease or otherwise acquire part or all or substantially all of the assets of any other Person except for the acquisition of the Asset Portfolio and the foreclosure of Underlying Collateral and other Collateral securing the

Collateral Loans.



         6.13    NEW PLACES OF BUSINESS.  Neither the Company nor any Realty

Company will transfer its principal place of business or chief executive office, except upon at least 60 days prior written notice to the Trustee and after the delivery to the Trustee of financing statements in form satisfactory to the Trustee to perfect or continue the perfection of the Trustee's Liens and security interests contemplated hereby.



         6.14    FICTITIOUS NAMES.  Neither the Company nor any Realty Company

will use any fictitious name or "d/b/a" except as may be required in any state to conduct business within such state, in which case the Company, or such

Realty Company will use a name as similar to the Company or such Realty

Company, as possible.



         6.15    MARGIN STOCK.  The Company will not own, purchase or acquire

(or enter into any contract to purchase or acquire) any "margin security" as defined by any regulation of the Federal Reserve Board as now in effect or as the same may hereafter be in effect.



         6.16    COMPLIANCE WITH ENVIRONMENTAL LAWS.   Except in material

compliance with applicable Governmental Requirements (including all Applicable

Environmental Laws), neither the Company nor any Realty Company will use,

generate, manufacture, produce, store, release, discharge, or dispose of on,

under, or about any of its real property or transport to or from any of its real property any Hazardous Substance, or allow any other Person or entity to do so.











                                        35                       NOTE AGREEMENT

SECTION 7        COLLATERAL



         7.1     SECURITY.  The Company agrees to secure the Obligation to the

Noteholders by the pledge of, and the granting of a first priority perfected security interest in the Collateral Loans which shall come into the possession,

custody or control of the Collateral Custodian, the Company or Servicer, and a

perfected security interest in additional collateral more fully described in the Security Documents including, without limitation, (a) all cash, securities,

notes or other instruments deposited by the Company in any cash collateral account securing the Company's obligations hereunder, including without limitation the Tax Escrow Accounts and the Property Accounts for the Asset

Portfolio, the Lockbox Accounts, the Liquidity Reserve Account  and the

Operating Reserve Account, (b) all interest of the Company in any documents relating to the acquisition and ownership of the Asset Portfolio, including without limitation, the Loan Contribution Agreements and (c) cash and non-cash proceeds of the foregoing.  Payment of the Obligation will be additionally secured by each Partner of each Realty Company granting to the Trustee, for the benefit of the Noteholders, a security interest in its Partnership interest and related rights under the Partnership Agreement forming such Realty Company.

Promptly after receipt, the Company shall arrange for the recordation by the

Servicer of each assignment delivered pursuant to SECTION 4.3(a)(ii) hereof.



         7.2     LIEN ON REO PROPERTIES.  Each REO Property shall be owned by one of the Realty Companies, it being understood that the Company shall not take title to any REO Property.  Following the Closing Date, all new REO

Property shall be acquired by the REO Affiliate.  Immediately upon the acquisition of title to an REO Property by the REO Affiliate, the REO Affiliate

will execute and deliver to the Company an REO Note (which shall be endorsed by the Company to Trustee for Noteholders, and delivered to the Collateral

Custodian), security instruments granting to the Company a Lien on such REO

Property, except as otherwise provided in SECTION 5.18.  The Company will execute and deliver to the Trustee, a Collateral Assignment pursuant to which the Company shall assign to Trustee for Noteholders, as security for the

Obligation, all of the Company's rights under such REO Note and REO Security

Documents.  The Company (at its own expense) shall promptly record such security instruments, REO Security Documents and any related assignment(s) of lien with such filing offices as may be required by the Trustee to perfect and record the Trustee's interests in such REO Property or as may be required by the Servicer to perfect and record the Company's interests in such REO

Property.  Prior to the taking of title to any REO Property by the REO

Affiliate, the Company shall provide Servicer with an Environmental Site

Assessment with respect to such REO Property or an update of any Environmental

Site Assessment previously delivered to Servicer, and the Company shall have received Servicer's written acknowledgment that the results thereof are acceptable to Servicer.  To secure the prompt payment and performance to the

Noteholders of the Obligation, the Company shall execute the Collateral

Assignments, assigning to the Trustee for the benefit of the Noteholders, all of the Liens securing the repayment of the Asset Portfolio and the obligations secured thereby.



         7.3     INSURANCE OF COLLATERAL.  The Company and the Realty Companies

each agrees to maintain and pay for, or cause to be maintained and paid for,

insurance upon all Collateral covering casualty, hazard, public liability and such other risks and in such amounts and with such insurance companies as is customary.  Neither the Company nor any Realty Company shall change the type or extent of insurance existing on the Closing Date without the written permission of Servicer.  If the Company or any Realty Company fails to provide and pay for such insurance, the Servicer shall, at the Company's or such Realty Company's expense, as applicable, procure the same in accordance with the Servicing

Agreement.











                                        36                       NOTE AGREEMENT

         7.4     POSSESSION OF COLLATERAL DOCUMENTS; SALE OF COLLATERAL.  So

long as the Collateral Documents are in existence:



                 (a)      Prior to the occurrence of an Event of Default or

         Potential Default, the Servicer may agree to permit, from time to time, the temporary withdrawal by the Servicer, pursuant to a trust receipt executed by the Servicer, of specified notes evidencing

         Collateral Loans, pledged to the Trustee for the benefit of the

         Noteholders as collateral security for the Obligation, for a period not to exceed eighteen (18) days from the date of such withdrawal

         (unless such notes have been placed in the possession of an attorney,

         as custodian for the Trustee, in which case such notes may be held by such attorney in excess of such eighteen (18) day period),which withdrawal shall be for the sole purpose of permitting the Company to amend and/or correct errors in such notes and thereby enhance the ultimate sale of such notes and for other purposes more particularly described in the Custodial Agreement.



                 (b)      Notwithstanding anything to the contrary contained

         herein, the Trustee for the benefit of the Noteholders shall continue to have a valid, perfected, first priority security interest and lien in each Collateral Loan and related note delivered to the Company or any qualified investor, until payment of the full purchase price therefor has been made to the Noteholders.



         7.5     POWER OF ATTORNEY.  Without limiting any other rights and

remedies available to the Noteholders hereunder, each of the Company and each

Realty Company hereby appoints the Trustee as the Company's and such Realty

Company's attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Agreement or any Note Agreement Document and taking any action and executing in the name of the Company or such Realty

Company, without recourse to the Company or such Realty Company, any document or instrument, which the Trustee may deem necessary or advisable to accomplish the purposes hereof and of any Note Agreement Document (including, without limitation, perfecting or protecting the liens on and security interests in any

Collateral) which appointment is coupled with an interest and is irrevocable.

Upon the occurrence of a Potential Default or an Event of Default, each of the

Company and the Realty Companies hereby authorizes the Trustee in its discretion at any time and from time to time to exercise such Power of

Attorney, including without limitation (a) completing any Collateral Assignment which heretofore was, or hereafter at any time may be, executed and delivered by the Company or the Realty Companies to the Trustee so that such assignment describes a mortgage which is security for any Collateral Loan now or hereafter at any time constituting Collateral and recording the same, and (b) completing any other assignment or endorsement that was delivered in blank hereunder or pursuant to the terms hereof.



         7.6     APPOINTMENT OF COLLATERAL CUSTODIAN.  Contemporaneously

herewith, the Trustee and the Noteholders have appointed Fleet National Bank,

as Collateral Custodian (the "COLLATERAL CUSTODIAN") pursuant to the Custodial

Agreement for the purpose of exercising any rights, and performing any duties,

of the Trustee with respect to Collateral hereunder, including without limitation, the rights and duties described in this SECTION 7, to the extent set forth in the Custodial Agreement.  The Company shall deliver to the

Collateral Custodian all Collateral Loans and all requests for release of

Collateral Loans shall be made by the Servicer to the Collateral Custodian

(with a copy of each such request being simultaneously delivered to the

Servicer) and the Trustee.  There shall be no change in the identity of the

Collateral Custodian without (a) 30 days prior written notice having been sent to Trustee and (b) the Trustee having received a letter from the Rating Agency indicating that the change will not result in the downgrading or withdrawal of the rating then assigned to any Note.











                                        37                       NOTE AGREEMENT

         7.7     RELEASES. The Trustee shall release the Liens and security interests related to each Collateral Loan upon payment into a Lockbox Account of all Portfolio Collections with respect to the disposition, settlement or sale of such Collateral Loan, as indicated by written notice from the Servicer to the Trustee.



SECTION 8        EVENTS OF DEFAULT



         8.1     EVENTS OF DEFAULT.  An "EVENT OF DEFAULT" shall exist if any one or more of the following events (herein collectively called "EVENTS OF

DEFAULT") shall occur and be continuing:



                 (a)      the Company shall fail to pay when due, any principal

         of, or interest on, or Make-Whole Amount, if any, on the Notes, and such failure shall continue for two Business Days following the due date, or shall fail to make any payment to a Lockbox Account required by SECTION 8.4;



                 (b)      the Company shall fail to pay when due any fee,

         expense or other payment required hereunder and such fee, expense or other payment shall remain unpaid for three (3) days following delivery by the Trustee to the Company of written notice of such failure;



                 (c)      any representation or warranty made or deemed made by

         the Company, the Realty Companies or the Servicer under this

         Agreement, or any of the other Note Agreement Documents, or in any certificate or other writing furnished to the Trustee or Noteholders pursuant hereto or in connection herewith, other than those made pursuant to SECTIONS 3.22 through 3.27 hereof, shall prove to be untrue or inaccurate in any material respect as of the date on which such representation or warranty is made;



                 (d)      default shall occur in the performance of any of the

         covenants or agreements of the Company or the Realty Companies contained in SECTION 6 herein;



                 (e)      default shall occur in the performance of any of the

         other covenants or agreements of the Company or the Realty Companies contained herein or any of the other Note Agreement Documents and such default is not remedied within thirty (30) days after the occurrence thereof;



                 (f)      default shall occur in the payment of any

         Indebtedness of the Company in excess of $100,000 or default shall occur in respect of any note, loan agreement or credit agreement relating to any such Indebtedness and such default shall continue for more than the period of grace, if any, specified therein; or any such

         Indebtedness shall become due before its stated maturity by acceleration of the maturity thereof or shall become due by its terms and shall not be promptly paid or extended;



                 (g)      any of the Note Agreement Documents shall cease to be

         legal, valid, binding agreements enforceable against any party executing the same in accordance with the respective terms thereof or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide the respective liens, security interest, rights, titles, interest,

         remedies, powers or privileges intended to be created thereby;











                                        38                       NOTE AGREEMENT

                 (h)      the Company, any Realty General Partner or any Realty

         Company shall (i) apply for or consent to the appointment of a receiver, trustee, custodian, intervenor or liquidator of itself or of all or a substantial part of its assets, (ii) file a voluntary petition in bankruptcy or admit in writing that it is unable to pay its debts as they become due, (iii) make a general assignment for the benefit of creditors, (iv) file a petition or answer seeking reorganization of an arrangement with creditors or to take advantage of any bankruptcy or insolvency laws, (v) file an answer admitting the material allegations of, or consent to, or default in answering, a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or (vi) take corporate action for the purpose of effecting any of the foregoing;



                 (i)      an involuntary petition or complaint shall be filed

         against the Company, any Realty General Partner or any Realty Company

         seeking bankruptcy or reorganization of the Company, such Realty

         General Partner or such Realty Company or the appointment of a receiver, custodian, trustee, intervenor or liquidator of the Company,

         such Realty General Partner or such Realty Company, or all or substantially all of its respective assets, and such petition or complaint shall not have been dismissed within 60 days of the filing thereof; or an order, order for relief, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving a petition or complaint seeking reorganization of the Company, any Realty General Partner or any Realty Company or

         appointing a receiver, custodian, trustee, intervenor or liquidator of the Company, any Realty General Partner, or any Realty Company, or of

         all or substantially all of its respective assets, and such order,

         judgment or decree shall continue unstayed and in effect for a period of thirty (30) days;



                 (j)      any final judgment(s) for the payment of money in

         excess of the sum of $100,000 in the aggregate shall be rendered against the Company or any Realty Company and such judgment or judgments shall not be satisfied or discharged at least ten (10) days prior to the date on which any of its assets could be lawfully sold to satisfy such judgment;



                 (k)      the Company or any Realty Company creates a Plan;



                 (l)      there shall occur any change in the condition

         (financial or otherwise) of the Company or any Realty Company or its assets which, in the reasonable opinion of the Trustee, has a Material

         Adverse Effect;



                 (m)      Servicer defaults in the performance of its

         obligations under the Servicing Agreement, and such default is not cured on or before the earlier of ten (10) days following (i)

         knowledge by the Company of such default, or (ii) receipt by the

         Company of notice of such default or any of the events described in

         SECTION 1.12(e) of the Servicing Agreement shall occur and be continuing, even though the duties of the then- appointed Servicer may not have been terminated; or



                 (n)      there shall occur any change in the ownership of the

         Company, Servicer, any Realty General Partner, or any Realty Company.











                                        39                       NOTE AGREEMENT

         8.2     REMEDIES UPON EVENT OF DEFAULT; APPLICATION OF PAYMENTS.



                 (a)      If an Event of Default shall have occurred and be

         continuing, then the Determining Noteholders may, and the Trustee at the request and direction of the Determining Noteholders shall,

         exercise any one or more of the following rights and remedies, and any other rights or remedies provided in any of the Note Agreement

         Documents or otherwise available at law or equity, as the Determining

         Noteholders in their sole discretion may deem necessary or appropriate: (a) declare the principal of, and all interest then accrued on, and Make-Whole Amount, if any, on the Notes and any other liabilities hereunder (together with any costs, liabilities or expenses of exercising its rights and remedies hereunder or under any

         Note Agreement Document) to be forthwith due and payable, whereupon the same shall forthwith become due and payable without presentment,

         demand, protest, notice of default, notice of acceleration or of intention to accelerate or other notice of any kind all of which the

         Company hereby expressly waives, anything contained herein or in the

         Notes to the contrary notwithstanding, (b) reduce any claim to judgment, and/or (c) without notice of default or demand, pursue and enforce any of the Trustee's or Noteholders' rights and remedies under the Note Agreement Documents, or otherwise provided under or pursuant to any applicable law or agreement, including without limitation all of the rights and remedies of a secured party under the Security

         Documents or under the Uniform Commercial Code adopted in the State of

         New York, all of which rights and remedies shall be cumulative, and none of which shall be exclusive; provided, however, that if any Event of Default specified in SECTIONS 8.1(h) and (i) shall occur, the principal of, and all interest on, the Notes and other liabilities hereunder shall thereupon become due and payable concurrently therewith, without any further action by the Noteholders and without presentment, demand, protest, notice of default, notice of acceleration or of intention to accelerate or other notice of any kind, all of which the Company hereby expressly waives.



                 (b)      Notwithstanding anything to the contrary set forth in

         SECTION 2.5 hereof, in the event the Notes become due and payable in full, whether upon maturity or upon acceleration following an Event of

         Default, all amounts received by the Trustee for payment to the

         Noteholders, including all Portfolio Collections and any proceeds received from foreclosure, liquidation or other disposition of the

         Collateral shall be applied in the following order of priority:



                          (i)     first, to payment of all fees and expenses of

                 the Trustee and legal counsel to the Noteholders incurred in connection with collecting payments on the Notes and enforcing the rights of the Trustee and the Noteholders under the Note

                 Agreement Documents including without limitation all expenses incurred in foreclosing upon the Collateral, provided however,

                 that for purposes of this clause (i) fees and expenses of

                 legal counsel to the Noteholders shall be limited to fees and expenses of a single counsel appointed by the Determining

                 Noteholders;



                          (ii)    second, to payment of the outstanding Notes

                 as follows: (a) first, to accrued unpaid interest and  (b)

                 second to any outstanding principal;



                          (iii)   third, to payment of the Make-Whole Amount,

                 if any, on all Notes:



                          (iv)    fourth, to payment of any remaining unpaid

                 Obligation; and



                          (v)     fifth, the balance, if any remaining after

                 the full and final payment of the Obligation, to the Company.











                                        40                       NOTE AGREEMENT

         8.3     PERFORMANCE BY THE NOTEHOLDERS.  Should the Company or any

Realty Company fail to perform any covenant, duty or agreement contained herein or in any of the Note Agreement Documents, the Trustee or Determining

Noteholders may, at their option, after reasonable notice to the Company and the Realty Companies of such failure, perform or attempt to perform such covenant, duty or agreement on behalf of the Company or the Realty Companies.

In such event, the Company shall, at the request of the Trustee or Determining

Noteholders, promptly pay any amount expended by the Trustee or Determining

Noteholders in such performance or attempted performance to the Trustee at its principal office in Irvine, California, together with interest thereon at the highest lawful rate from the date of such expenditure until paid.

Notwithstanding the foregoing, it is expressly understood that neither the

Trustee nor the Noteholders shall assume any liability or responsibility for the performance of any duties of the Company hereunder or under any of the Note

Agreement Documents or other control over the management and affairs of the

Company.



         8.4     BREACH OF CERTAIN REPRESENTATIONS AND WARRANTIES; BREACH OF

COLLATERAL DOCUMENT DELIVERY REQUIREMENTS.  In the event (i) of a breach of any of the representations and warranties made by the Company and the Realty

Companies pursuant to SECTIONS 3.22 through 3.27 hereof which has a Material

Adverse Effect or (ii) the Company fails to deliver any of the Collateral

Documents required to be delivered hereunder (other than the notes evidencing the Collateral Loans) or the assignments or transfer documents required to be delivered pursuant to SECTION 4.3(a), by the dates required hereunder, the

Company shall have sixty days after becoming aware of any breach to cure such breach and 180 days after the Closing Date to deliver such Collateral

Documents, assignments or transfer documents.  In the event the Company is unable to cure such breach or deliver such Collateral documents, assignments or transfer documents and a Shareholder has not cured the breach or repurchased the Collateral Loan in question for the Purchase Price, the Company will be obligated to make a payment to a Lockbox Account in the amount of the Purchase

Price for the Collateral Loan which is the subject of the breach of warranty or for which all of the Collateral Documents, assignments or transfer documents have not been delivered as required hereunder.  The Lien on such Collateral

Loan shall be released by the Trustee as directed by the Company following any such payment in full.  Any such repurchase of a Collateral Loan by a

Shareholder or payment by the Company of the Notes as a result of any such breach or failure to deliver Collateral Documents shall not result in payment of a Make-Whole Amount.



SECTION 9        TRUSTEE



         9.1     TRUSTEE.



                 (a)      APPOINTMENT.  Each Noteholder by purchasing its

         Notes, appoints the Trustee (including, without limitation, each successor Trustee in accordance with this SECTION 9) as its nominee and agent to act in its name and on its behalf (and the Trustee and each such successor accepts that appointment): (i) to take any action that it properly requests under the Note Agreement Documents (subject to the concurrence of the Noteholders as may be required under the

         Note Agreement Documents); (ii) to be the secured party, mortgagee,

         beneficiary, recipient, and similar party in respect of any collateral for the benefit of the Noteholders; (iii) to promptly distribute to it all information, requests, documents, and other items received from the Company under the Note Agreement Documents; (iv) unless otherwise provided in this Agreement, to promptly distribute to it its ratable part of each payment or prepayment (whether voluntary, as proceeds of collateral upon or after foreclosure, as proceeds of insurance thereon, or otherwise) in accordance with the terms of the Note

         Agreement Documents; and (v) to deliver to the appropriate Persons requests,











                                        41                       NOTE AGREEMENT
         demands, approvals, and consents received from it.  However, the

         Trustee may not be required to take any action that exposes it to personal liability or that is contrary to any Note Agreement Document or applicable Governmental Requirement and the Trustee shall not be required to respond to any request for approval provided for hereunder without the consent of Determining Noteholders or Noteholders, as appropriate.



                 (b)      SUCCESSOR.  The Trustee may assign all of its rights

         and obligations as the Trustee under the Note Agreement Documents to any of its Affiliates, with recourse, which Affiliate shall then be the successor Trustee under the Note Agreement Documents, provided that, unless the Determining Noteholders consent to such assignment,

         the Trustee shall remain liable for all of its obligations hereunder and under the Servicing Agreement.  The Trustee may also voluntarily resign and shall resign upon the request of Determining Noteholders for cause (i.e., the Trustee is continuing to fail to perform its responsibilities as the Trustee under the Note Agreement Documents).

         If the initial or any successor Trustee ever ceases to be a party to this Agreement or if the initial or any successor Trustee ever resigns

         (whether voluntarily or at the request of Determining Noteholders),

         then Determining Noteholders shall (which, if no Event of Default or

         Potential Default exists, is subject to the Company's approval that may not be unreasonably withheld) appoint the successor Trustee.  If

         Determining Noteholders fail to appoint a successor Trustee within 30 days after the resigning Trustee has given notice of resignation or

         Determining Noteholders have removed the resigning Trustee, then the resigning Trustee may, on behalf of the Noteholders, appoint a successor Trustee, which must be a commercial bank having a combined capital and surplus of at least $100,000,000 (as shown on its most recently published statement of condition), and a rating of "A" or higher by Standard & Poor's or Moody's. In either case, prior to the successor Trustee becoming Trustee under this agreement, the existing

         Trustee must have received a letter from the Rating Agency indicating that the change will not result in the downgrading or withdrawal of the rating then assigned to any Note.  Upon its acceptance of appointment as successor Trustee, the successor Trustee succeeds to and becomes vested with all of the rights of the prior Trustee, and the prior Trustee is discharged from its duties and obligations of the

         Trustee under the Note Agreement Documents, and each Noteholder shall execute the documents that any Noteholder, the resigning or removed

         Trustee, or the successor Trustee reasonably request to reflect the change.  After any Trustee's resignation or removal as the Trustee under the Note Agreement Documents, the provisions of this section inure to its benefit as to any actions taken or not taken by it while it was the Trustee under the Note Agreement Documents.



         9.2     DELEGATION OF DUTIES; RELIANCE.  The Noteholders may perform any of their duties or exercise any of their rights under the Note Agreement

Documents by or through the Trustee, and the Noteholders and the Trustee may perform any of their duties or exercise any of their rights under the Note

Agreement Documents by or through their respective Representatives.  The

Trustee, the Noteholders, and their respective Representatives (a) are entitled to rely upon (and shall be protected in relying upon) any written or oral statement believed by it or them to be genuine and correct and to have been signed or made by the proper Person and, with respect to legal matters, upon opinion of counsel selected by the Trustee or that Noteholder (but nothing in this CLAUSE (a) permits the Trustee to rely on (i) oral statements if a writing is required by this agreement or (ii) any other writing if a specific writing is required by this agreement), (b) are entitled to deem and treat each

Noteholder as the owner and holder of its portion of the Obligation for all purposes until, written notice of the assignment or transfer is given to and received by the Trustee (and any request, authorization, consent, or approval of any Noteholder is conclusive and binding on each subsequent holder,

assignee, or transferee of that Noteholder's portion of the Obligation











                                        42                       NOTE AGREEMENT
until that notice is given and received), (c) are not deemed to have notice of the occurrence of an Event of Default unless a responsible officer of the

Trustee, who handles matters associated with the Note Agreement Documents and transactions thereunder, has actual knowledge or the Trustee has been notified by a Noteholder or the Company, and (d) are entitled to consult with legal counsel (including counsel for the Company), independent accountants, and other experts selected by the Trustee and are not liable for any action taken or not taken in good faith by it in accordance with the advice of counsel,

accountants, or experts.



         9.3     LIMITATION OF TRUSTEE'S LIABILITY.



                 (a)      EXCULPATION.  Neither the Trustee nor any of its

         Affiliates or Representatives will be liable for any action taken or omitted to be taken by it or them under the Note Agreement Documents in good faith and believed by it or them to be within the discretion or power conferred upon it or them by the Note Agreement Documents or be responsible for the consequences of any error of judgment (except for fraud, negligence, or willful misconduct).



                 (b)      INDEMNITY.  The Trustee shall be under no obligation

         to exercise any of the rights or powers vested in it by this Agreement or any of the other Note Agreement Document at the request or direction of any of the Noteholders pursuant to this Agreement, unless such Noteholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.  If the Trustee requests instructions from the Noteholders, or Determining

         Noteholders, as the case may be, with respect to any act or action in connection with any Note Agreement Document, the Trustee is entitled to refrain (without incurring any liability to any Person by so refraining) from that act or action unless and until it has received instructions.  In no event, however, may the Trustee or any of its

         Representatives be required to take any action that it or they determine could incur for it or them criminal or onerous civil liability.  Without limiting the generality of the foregoing, no

         Noteholder has any right of action against the Trustee as a result of

         Trustee's acting or refraining from acting under this agreement in accordance with instructions of Determining Noteholders.



                 (c)      RELIANCE.  The Trustee is not responsible to any

         Noteholder, and each Noteholder represents and warrants that it has not relied upon the Trustee in respect of, (i) the creditworthiness of the Company and the risks involved to that Noteholder, (ii) the effectiveness, enforceability, genuineness, validity, or the due execution of any Note Agreement Document (except by the Trustee),

         (iii) any representation, warranty, document, certificate, report, or statement made therein (except by the Trustee) or furnished thereunder or in connection therewith, (iv) the adequacy of any collateral now or hereafter securing the Obligation or the existence, priority, or perfection of any Lien now or hereafter granted or purported to be granted on the collateral under any Note Agreement Document, or (v)

         observation of or compliance with any of the terms, covenants, or conditions of any Note Agreement Document on the part of the Company.



         9.4     EVENT OF DEFAULT.  The Trustee is entitled to refrain from taking any action (without incurring any liability to any Person for so acting or refraining) unless and until it has received instructions from Determining

Noteholders and may take action without the direction of Determining

Noteholders only if no Material Adverse Effect could reasonably be expected to result from such action.  In actions with respect to the Company's property,

the Trustee is acting for the ratable benefit of each Noteholder.











                                        43                       NOTE AGREEMENT

         9.5     COLLATERAL MATTERS.



                 (a)      Each Noteholder authorizes and directs the Trustee to

         enter into the Note Agreement Documents and agrees that any action taken by the Trustee concerning any Collateral (with the consent or at the request of Determining Noteholders) in accordance with any Note

         Agreement Document, that Trustee's exercise (with the consent or at the request of Determining Noteholders) of powers concerning the

         Collateral in any Note Agreement Document, and that all other reasonably incidental powers are authorized and binding upon all the

         Noteholders.



                 (b)      The Trustee is authorized on behalf of all the

         Noteholders, without the necessity of any notice to or further consent from any Noteholder, from time to time before an Event of Default or

         Potential Default, to take any action with respect to any Collateral or Note Agreement Documents related to Collateral that may be necessary to perfect and maintain perfected the Trustee's Liens upon the Collateral.



                 (c)      The Trustee has no obligation whatsoever to any

         Noteholder or to any other Person to assure that the Collateral exists or is owned by the Company or is cared for, protected, or insured or has been encumbered or that the Trustee's Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority.



                 (d)      If an Event of Default (of which the Trustee has

         knowledge) has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Note Agreement

         Documents, and use the same degree of care in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.



                 (e)      Noteholders irrevocably authorize the Trustee, at its

         option and in its discretion, to release any Noteholder Lien upon any

         Collateral (i) in accordance with SECTION 7.7, (ii) constituting property being disposed of as permitted under any Note Agreement

         Document, (iii) constituting property in which the Company did not own any interest at the time the Lien was granted or at any time after that, (iv) consisting of an instrument evidencing Indebtedness pledged to the Trustee (for the benefit of the Noteholders), if the underlying

         Indebtedness has been paid in full, (v) if approved, authorized, or ratified in writing by the Determining Noteholders, or (vi) upon payment of the Obligation in full.  Upon request by the Trustee at any time, the Determining Noteholders shall confirm in writing Trustee's authority to release particular types or items of Collateral under this CLAUSE (e).



         9.6     LIMITATION OF LIABILITY.  No Noteholder will incur any

liability to any other Noteholder except for acts or omissions in bad faith,

and neither the Trustee nor any Noteholder will incur any liability to any other Person for any act or omission of any other Noteholder.



         9.7     RELATIONSHIP OF THE NOTEHOLDERS.  The Note Agreement Documents

do not create a partnership or joint venture among the Trustee and the

Noteholders or among the Noteholders.



         9.8     BENEFITS OF AGREEMENT.  None of the provisions of this section inure to the benefit of the Company or any other Person except the Trustee and the Noteholders.  Therefore, neither the Company nor any other Person is responsible or liable for, entitled to rely upon, or entitled to raise as a defense -- in any manner whatsoever -- the failure of the Trustee or any

Noteholder to comply with these provisions.











                                        44                       NOTE AGREEMENT

SECTION 10       MISCELLANEOUS



         10.1    MODIFICATION.



                 (a)      REQUIREMENTS.  This Agreement, the Notes and the

         other Note Agreement Documents may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the

         Company, the Trustee and the Determining Noteholders except that (a)

         no amendment or waiver of any of the provisions of SECTION 2.1, 2.2,

         2.3, 2.4, 2.5, 3, 4, 8.1(a), 8.1(b), OR 10.1(a) hereof, or any defined term (as it is used therein), will be effective as to any Noteholder unless consented to by such Noteholder in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of SECTION 8.2 relating to acceleration, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the definition of "Determining Noteholders" or percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (iii) amend this SECTION 10.1(a).



                 (b)      SOLICITATION.  The Company will forward to the

         Trustee, who will provide each Noteholder (irrespective of the amount of Notes then owned by it), sufficient information, sufficiently far in advance of the date a decision is required, as directed by the

         Company, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof, or  of the Notes or any other

         Note Agreement Document.  The Company will forward to the Trustee and,

         to the extent within its possession, the Trustee will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this SECTION 10 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.



                 (c)      PAYMENT.  The Company will not directly or indirectly

         pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any Noteholder as consideration for or as an inducement to the entering into by any Noteholder or any waiver or amendment of any of the terms and provisions hereof or of any of the Note Agreement

         Documents unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of

         Notes then outstanding even if such holder did not consent to such waiver or amendment.



                 (d)      BINDING EFFECT, ETC.  Any amendment or waiver

         consented to as provided in this SECTION 10.1 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant,

         agreement, Potential Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company and any Noteholder nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any such Noteholder.











                                        45                       NOTE AGREEMENT

                 (e)      NOTES HELD BY COMPANY, ETC.  Solely for the purpose

         of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this

         Agreement, the Notes or the other Note Agreement Documents, or have directed the taking of any action provided herein, in the Notes or in the other Note Agreement Documents to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.



         Unless the Determining Noteholders agree in writing to waive the condition specified in this sentence, no such modifications, consents,

amendments or waivers discussed in this SECTION 10.1 shall be deemed effective unless the Trustee shall have received a letter from the Rating Agency indicating that the modifications, consents, amendments, or waivers in question will not result in the downgrading or withdrawal of the rating then assigned to any Note.



         10.2    ACCOUNTING TERMS AND REPORTS.  All accounting terms not

specifically defined in this Agreement shall be construed in accordance with

GAAP.  All financial reports furnished by the Company to the Noteholders pursuant to this Agreement shall be prepared on the same basis as those prepared by the Company in prior years and shall be the same financial reports as those furnished to the Company's officers and directors.  All financial projections furnished by the Company to the Noteholders pursuant to this

Agreement shall be prepared in such form and such detail as shall be satisfactory to the Determining Noteholders.



         10.3    WAIVER.  No failure to exercise, and no delay in exercising,

on the part of the Noteholders, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any other right.  The rights of the

Noteholders hereunder and under the Note Agreement Documents shall be in addition to all other rights provided by law.  No modification or waiver of any provision of this Agreement, the Notes or any Note Agreement Documents, nor

consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved.  No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.



         10.4    PAYMENT OF FEES AND EXPENSES.  The Company agrees to pay all costs and expenses (including, without limitation, the reasonable attorneys'

fees of the Noteholders' and the Trustee's legal counsel) incurred by the

Trustee and by the Noteholders in connection with (a) the preservation and enforcement of the Noteholders' rights under this Agreement, the Notes, and the other Note Agreement Documents, and (b) the negotiation, preparation, execution and delivery of any and all amendments, modifications and supplements to this

Agreement, the Notes or the other Note Agreement Documents.  In addition, the

Company shall pay all fees of the Trustee previously agreed to by the Company.



                 10.5     NOTICES.



                 (a)      Except as otherwise expressly provided herein, all

notices, requests and demands and other communications to or upon a party hereto shall be in writing, and shall be deemed to have been validly served,

given or delivered (a) if sent by certified or registered mail against receipt,

three (3) Business Days after deposit in the mail, postage prepaid, or, if earlier, when delivered against receipt, (b)











                                        46                       NOTE AGREEMENT
if sent by telecopier, when transmitted with sender's confirmation of successful transmission, or (c) if sent by any other method, upon actual delivery, in each case addressed as follows: (i) if to the Trustee, at Bankers

Trust Company of California, N.A., 3 Park Plaza, 16th Floor, Irvine,

California, 92614, ATTN: Bosque 7.66% Notes, Telecopier: (714) 253-7577; (ii)

if to the Noteholders, at their address shown in the Register; (iii) if to the

Company or the Realty Companies, at:



                 6400 Imperial Drive

                 P. O. Box 8216

                 Waco, Texas  76714-8216

                 ATTN:    Rick R. Hagelstein

                 Telecopier: (817) 751-1757



with courtesy copies to:



                 J-HAWK CORPORATION

                 6400 Imperial Drive

                 P.O. Box 8216

                 Waco, Texas  76714-8216

                 ATTN:    Rick R. Hagelstein

                 Telecopier: (817) 751-1757



                 and



                 CFSC Capital Corp. II

                 6000 Clearwater Drive

                 Minnetonka, Minnesota  55343-9497

                 ATTN: Jeffrey A. Parker

                 Telecopier: (612) 984-3905



and (iv) if to the Rating Agency, at:



                 Moody's Investors Service, Inc.

                 99 Church Street

                 New York, New York  10007

                 Attn:  Kent Becker

                 Telecopier:  (212) 553-0573



or to such other address as each party may designate for itself by like notice given in accordance with this SECTION 10.5; provided, however, that any notice received by the Noteholders after 3:00 p.m. on any day from the Company or any other Person shall be deemed for the purposes of such section to have been given by such Person on the next succeeding Business Day and provided further,

that the failure to deliver any courtesy copies provided for in this SECTION

10.5 shall have no effect on the validity or effectiveness of any such notice,

request, demand or other communication.  Any notices or documents required to be delivered or mailed by the Trustee to any Rating Agency shall be given on a reasonable efforts basis and only as a matter of courtesy and accommodation and the Trustee shall have no liability for failure to deliver such notice or document to any Rating Agency.  In addition, the failure to give such notice to any Rating











                                        47                       NOTE AGREEMENT

Agency shall not affect any other rights or obligations created hereunder, and shall not under any circumstances constitute an Event of Default.



                   (b)     The Trustee shall promptly provide notice to the

Rating Agency and Noteholder with respect to each of the following of which a responsible officer of the Trustee has actual knowledge:



                          (i)     any material change or amendment to this

                 Agreement or any other Note Agreement Documents;



                          (ii)    the occurrence of any Event of Default that

                 has not been cured;



                          (iii)   the resignation or termination of the

                 Servicer, the Trustee, the Collateral Custodian, the Lockbox

                 Bank or the Additional Lockbox Bank and the appointment of any successor thereto;



                          (iv)    any change in the location of any Lockbox

                 Account, Liquidity Reserve Account or Operating Reserve

                 Account; and



                          (v)     the final payment to the Noteholders.



                 (c)      The Trustee shall promptly deliver to the Rating

Agency, at the addresses set forth above, a copy of each statement, report and certificate received by it pursuant to SECTIONS 5.1(a), (b), (c), AND (d). The

Trustee shall also provide such other information as the Rating Agency shall reasonably request and which the Trustee can reasonably provide, at no cost to the Rating Agency.



                 (d)      Notwithstanding anything to the contrary set forth

herein or in any of the Note Agreement Documents, all notices, documents or other deliveries required to be made to the Noteholders hereunder or under any of the other Note Agreement Documents by (i) the Company or (ii) any Affiliate

of the Company a party to any such document, shall be made to the Trustee.  The

Trustee will be responsible for providing (within four (4) Business Days following receipt thereof by the Trustee) copies of such documents, notices and other deliveries to each Noteholder.



         10.6    CHOICE OF LAW; SUBMISSION TO JURISDICTION; WAIVER OF JURY

TRIAL.  The Note Agreement Documents are being delivered and consummated and the Company's and the Realty Companies' duties hereunder are performable in the

State of Texas.  The Note Agreement Documents (other than those containing a contrary express choice of law provision) shall be construed in accordance with the laws of Texas applicable to contracts made and performed in Texas.  Any suit, action or proceeding against the Company or the Realty Companies with respect to this Agreement, the Note or any judgment entered by any court in respect thereof, may be brought in the courts of the State of Texas, County of

Dallas, or in the United States courts located in the State of Texas as the

Trustee in its sole discretion may elect and the Company and the Realty

Companies, each hereby submits to the non-exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding.  The Company and each

Realty Company, each hereby irrevocably and unconditionally waives (a) any objections which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the

Notes or any other Note Agreement Document brought in the courts located in the

State of Texas and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum, and (b) to the maximum extent not prohibited by law, any right











                                        48                       NOTE AGREEMENT
it may have to claim or recover on any legal action or proceeding related hereto, any special, exemplary, punitive or consequential damages.  THE COMPANY

AND EACH REALTY COMPANY, EACH HEREBY WAIVES, TO THE EXTENT PERMITTED BY

APPLICABLE LAW, TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF, OR

RELATING TO THIS AGREEMENT OR ANY OF THE OTHER NOTE AGREEMENT DOCUMENTS AND THE

RIGHT TO BRING ANY ACTION IN COURTS LOCATED IN ANY STATE OTHER THAN TEXAS.



         10.7    INVALID PROVISIONS.  If any provision of any Note Agreement

Document is held to be illegal, invalid or unenforceable under present or future Governmental Requirements during the term of this Agreement, such provision shall be fully severable; such Note Agreement Document shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of such Note Agreement Document; and the remaining provisions of such Note Agreement Document shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from such Note Agreement Document.  Furthermore,

in lieu of each such illegal, invalid or unenforceable provision shall be added as part of such Note Agreement Document a provision mutually agreeable to the

Company and the Trustee as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

In the event the Company and the Trustee are unable to agree upon a provision to be added to the Note Agreement Document within a period of ten (10) Business

Days after a provision of the Note Agreement Document is held to be illegal,

invalid or unenforceable, then a provision acceptable to the Noteholders as similar in terms to the illegal, invalid or unenforceable provision as is possible and be legal, valid and enforceable shall be added automatically to such Note Agreement Document.  In either case, the effective date of the added provision shall be the date upon which the prior provision was held to be illegal, invalid or unenforceable.



         10.8    MAXIMUM INTEREST RATE.  Regardless of any provision contained in any of the Note Agreement Documents, the Noteholders shall never be entitled to receive, collect or apply as interest on the Notes any amount in excess of the Maximum Rate.



         10.9    OFFSET.  The Company hereby grants to the Noteholders the

right of offset, to secure repayment of the Notes, upon any and all moneys,

securities or other property of the Company and the proceeds therefrom, now or hereafter held or received by or in transit to the Noteholders, from or for the account of the Company, whether for safekeeping, custody, pledge, transmission,

collection or otherwise, and also upon any and all deposits (general or special) and credits of the Company, and any and all claims of the Company against the Noteholders at any time existing.



         10.10   MULTIPLE COUNTERPARTS.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart.



         10.11   ENTIRETY.  The Note Agreement Documents embody the entire

agreement between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof and thereof.



         10.12   HEADINGS.  Section headings are for convenience of reference only and shall in no way affect the interpretation of this Agreement.











                                        49                       NOTE AGREEMENT

         10.13   SURVIVAL.  All representations and warranties made by the

Company herein shall survive the closing and the delivery of this Agreement and the Notes.



         10.14   REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.



                 (a)      SUCCESSORS AND ASSIGNS.  The provisions of this

         Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that (i) neither the Company, Servicer, nor any Realty Company shall,

         directly or indirectly, assign or transfer, or attempt to assign or transfer, any of its rights, duties or obligations under this

         Agreement or any of the Note Agreement Documents without the express prior written consent of the Determining Noteholders, and provided further that no Noteholder may assign, sell or transfer all or any portion of any Note to any Person other than to a United States person.



                 (b)      REGISTRATION OF NOTES.  The Trustee shall keep at its

         office a register (a "REGISTER") for the registration and registration of transfers of Notes.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register.

         Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and neither the

         Company nor the Trustee shall be affected by any notice or knowledge to the contrary. The Register shall be available for inspection by the

         Noteholders at any reasonable time and from time to time upon reasonable prior notice.



                 (c)      TRANSFER AND EXCHANGE OF NOTES.  Upon surrender of

         any Note at the office of the Trustee for registration of transfer or exchange (and in the case of a surrender for registration of transfer,

         duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), and upon compliance with the provisions of SECTION 2.1(c), including receipt by the

         Company and the Trustee of (i) adequate assurances (by opinion of counsel for each transferee other than a Qualified Institutional Buyer and by a certificate in the form attached hereto as EXHIBIT F from an authorized officer of any transferee, satisfactory to the Company and the Trustee, that exemptions from the registration requirements of the

         Securities Act and applicable state securities laws are available, and

         (ii) adequate assurances (by a certificate from an authorized officer of any transferor satisfactory to the Company and the Trustee) that the transferor is a United States person,  the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of EXHIBIT A.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered

         Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.

         Notes shall not be transferred in denominations of less than $100,000,

         provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than $100,000.











                                        50                       NOTE AGREEMENT

                 (d)      REPLACEMENT OF NOTES.  Upon receipt by the Company of

         evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note, and (i) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, a Noteholder purchasing Notes on the Closing Date or another holder of a Note with a minimum net worth of at least

         $100,000,000, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or (ii) in the case of mutilation, upon surrender and cancellation thereof, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.



         10.15   SENIOR DEBT.  The Indebtedness of the Company hereunder and under the Notes and all of the Obligation is intended to be and shall be senior to any subordinated indebtedness of the Company or any other Indebtedness of the Company secured by a Lien on any portion of the Collateral (the foregoing shall not in any way imply the Noteholders' consent to any such subordinate debt or Liens which are not otherwise permitted by this Agreement).  The Notes and any other amounts advanced to or on behalf of the Company or any other

Person pursuant to the terms of this Agreement or any other Note Agreement

Document shall never be in a position subordinate to any Indebtedness of the

Company owing to any other Person, except with the knowledge and written consent of the Noteholders.



         10.16   NO THIRD PARTY BENEFICIARY.  The parties do not intend the benefits of this Agreement to inure to any third party other than the

Noteholders, nor shall this Agreement be construed to make or render the

Noteholders liable to any materialman, supplier, contractor, subcontractor,

purchaser or lessee of any property owned by the Company, or for debts or claims accruing to any such persons against the Company.  Notwithstanding anything contained herein or in the Notes, or in any other Note Agreement

Document, or any conduct or course of conduct by any or all of the parties hereto, before or after signing this Agreement or any of the other Note

Agreement Documents, neither this Agreement nor any other Note Agreement

Document shall be construed as creating any right, claim or cause of action against the Noteholders, or any of their officers, directors, agents or employees, in favor of any materialman, supplier, contractor, subcontractor,

purchaser or lessee of any property owned by the Company, nor to any other person or entity other than the Company.



         10.17   ORAL AGREEMENTS INEFFECTIVE.  THE NOTE AGREEMENT DOCUMENTS

REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES, AND THE SAME MAY NOT BE

CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL

AGREEMENTS BETWEEN THE PARTIES.  THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE

PARTIES.



                    [REMAINDER OF PAGE INTENTIONALLY BLANK.

                            SIGNATURE PAGES FOLLOW.]











                                        51                       NOTE AGREEMENT

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.







Bosque Asset Corp.                              BOSQUE ASSET CORP.,

P.O. Box 8216                                   as the Company

Waco, Texas  76714-8216

Telecopy No. 817/756-7032

Attention: Rick R. Hagelstein                   By:  /s/ RICK R. HAGELSTEIN

                                                   ----------------------------------------------------------

                                                    Rick R. Hagelstein, Executive Vice President





Bosque Investment Realty Partners               BOSQUE INVESTMENT REALTY PARTNERS, L.P.

P.O. Box 8216

Waco, Texas  6714-8216                             By:      BOSQUE INVESTMENT REALTY CORP.,

Telecopy No. 817/756-7032                                   its general partner

Attention:  Rick R. Hagelstein



                                                            By:  /s/ RICK R. HAGELSTEIN

                                                               ----------------------------------------------

                                                                Rick R. Hagelstein, Executive Vice President





SOWAMCO XXII, Ltd.                                 SOWAMCO XXII, LTD.

P.O. Box 8216

Waco, Texas  6714-8216                             By:      SOWAMCO XXII OF TEXAS, INC.,

Telecopy No. 817/756-7032                                   its general partner

Attention:  Rick R. Hagelstein



                                                            By: /s/ RICK R. HAGELSTEIN

                                                               ----------------------------------------------

                                                                Rick R. Hagelstein, Executive Vice President





SVD Realty, L.P.                                   SVD REALTY, L.P.

P.O. Box 8216

Waco, Texas  6714-8216                             By:      SVD REALTY ASSET CORP.,

Telecopy No. 817/756-7032                                   its general partner

Attention:  Rick R. Hagelstein



                                                            By:  /s/ RICK R. HAGELSTEIN

                                                               ----------------------------------------------

                                                                Rick R. Hagelstein, Executive Vice President





Bankers Trust Company of California, N.A.          BANKERS TRUST COMPANY OF CALIFORNIA,

3 Park Plaza, 16th Floor                              N.A., as Trustee

Irvine, California 92614



                                                   By: /s/ MARY BELLISSIMO

                                                      -------------------------------------------------------

                                                        Name:  Mary Bellissimo

                                                             ------------------------------------------------

                                                        Title: Assistant Secretary

                                                              -----------------------------------------------












SIGNATURE PAGE                                                   NOTE AGREEMENT

                                                                  EXHIBIT 10.15





60,000,000 French Francs                      Effective Date: September 25, 1997

Chicago, Illinois                                  Maturity Date: March 31, 1998



                           REVOLVING PROMISSORY NOTE





         FOR VALUE RECEIVED, J-Hawk International Corporation, a Texas

corporation ("BORROWER"), promises to pay to the order of Bank of Scotland

("BANK"), on or before March  31, 1998, 60,000,000 French Francs, or if less the unpaid principal amount of all advances made by Bank to Borrower as Loans under the terms of that certain Loan Agreement dated even date herewith by and between Borrower and  Bank (said Loan Agreement, as it may hereafter be amended, extended, restated, supplemented or otherwise modified from time to time, being referred to collectively herein as the "LOAN AGREEMENT").  The capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Loan Agreement, which definitions are hereby incorporated by reference.



         Borrower also promises to pay principal plus interest on the unpaid principal amount hereof, from the date hereof until paid in full, at the rates and at the times determined in accordance with the provisions of the Loan

Agreement.



         This Note is Borrower's Note issued pursuant to and entitled to the benefits of the Loan Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Loans evidenced hereby were made and are to be repaid.



         All payments of principal and interest in respect of this Note shall be made in lawful money of the Republic of France in same day funds at such place as shall be designated in writing for such purpose in accordance with the terms of the Loan Agreement.



         Upon the occurrence of any default hereunder or any Event of Default under the terms of the Loan Agreement, and at any time thereafter, if any default or Event of Default shall then be continuing, Bank may by written notice to the Borrower: (i) declare the principal of and accrued interest on the Loans to be, whereupon the same shall forthwith become, due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.



         The terms of this Note are subject to amendment only in the manner provided in the Loan Agreement.



         No reference herein to the Loan Agreement and no provision of this

Note or the Loan Agreement shall alter or impair the obligations of Borrower,

which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency herein prescribed.

         Borrower promises to pay all costs and expenses, including reasonable attorneys' fees, all as provided in the Loan Agreement, incurred in the collection and enforcement of this Note.  Borrower and any endorsers of this

Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment, protest,

demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.



         Borrower, for itself and for its successors, transferees and assigns,

hereby irrevocably (i) waives diligence, presentment and demand for payment,

protest, notice, notice of protest and nonpayment, dishonor and notice of dishonor and all other demands or notices of any and every kind whatsoever;

(ii) agrees that this Note and any or all payments coming due hereunder or under any of the other Loan Documents may be extended from time to time in the sole discretion of Bank without in any way affecting or diminishing Borrower's liability hereunder; and (iii) waives any rights, remedies or defenses arising at law or in equity relating to guarantees or suretyships.



         Borrower hereby irrevocably appoints and designates CT Corporation

System, Inc., 208 S. LaSalle Street, Chicago, IL 60604 as its true and lawful attorney-in-fact and duly authorized agent for service of legal process and agrees that service of such process upon such agent and attorney-in-fact shall constitute personal service of such process upon Borrower.



         To the extent that Bank receives any payment on account of the indebtedness evidenced hereby, or any proceeds of Collateral or other collateral are applied on account of the indebtedness evidenced hereby, and any such payment(s) and/or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, subordinated and/or required to be repaid to a trustee, receiver or any other Person under any bankruptcy act, state or federal law, common law or equitable cause, then,

to the extent of such payment(s) or proceeds received, the indebtedness evidenced hereby or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment(s) and/or proceeds had not been received by Agent and/or Bank and applied on account of the indebtedness evidenced by this Note.



         Any notice required or permitted to be given hereunder shall be given and delivered in accordance with the provisions of Section 9.4 of the Loan

Agreement.



         Borrower hereby represents that it has been represented by competent counsel of its choice in the negotiation and execution of this Note, the Loan

Agreement and the other Loan Documents; that it has read and fully understood the terms hereof; Borrower and its counsel have been afforded an opportunity to review, negotiate and modify the terms of this Note and that it intends to be bound hereby.  In accordance with the foregoing, the general rule of construction to the effect that any ambiguities in a contract are to be resolved against the party drafting the contract shall not be employed in the construction and interpretation of this Note.

         Except as otherwise provided in this Note, if any provision contained in this Note is in conflict with, or inconsistent with, any provision in the other Loan Documents,  Bank shall have the right to elect, in its reasonable discretion, which provision shall govern and control.



         If any provision of this Note, the Loan Agreement or any other Loan

Document or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Note, the Loan Agreement or any other Loan Document and the application of such provision to other Persons or circumstances will not be affected thereby and the provisions of this Note, the

Loan Agreement or any other Loan Document shall be severable in any such instance.  In no event shall interest be due hereunder or under any other Loan

Documents at a rate in excess of the highest lawful rate.  It is not the intention of the parties hereto to make any agreement which shall violate the applicable laws of the State of Illinois, the United States of America or any

other state thereof relating to usury.  In no event shall Borrower pay or Bank accept or charge any interest which, together with any other charges upon the principal or any portion thereof howsoever computed, shall exceed the maximum legal rate of interest allowable under the applicable laws of the State of

Illinois, the United States of America or any state thereof whose laws on such subject are determined to govern such provisions of the Note or such other Loan

Documents.  Should any provisions of this Note or any of the other Loan

Documents be construed to require the payment of interest which, together with any other charges upon the principal, or any portion thereof, exceed such maximum legal rate of interest, then any such excess shall be and is hereby expressly waived as interest and shall be credited to the outstanding principal balance.



         THIS NOTE HAS BEEN DELIVERED FOR ACCEPTANCE BY BANK IN CHICAGO,

ILLINOIS AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL

LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

BORROWER HEREBY (a) IRREVOCABLY SUBMITS, TO THE EXTENT PERMITTED BY APPLICABLE

LAW, TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN CHICAGO,

ILLINOIS OVER ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY MATTER ARISING

FROM OR RELATED TO THIS NOTE; (b) IRREVOCABLY WAIVES, TO THE FULLEST EXTENT

BORROWER MAY EFFECTIVELY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE

MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT; (c) AGREES

THAT, TO THE EXTENT PERMITTED BY APPLICABLE LAW, A FINAL JUDGMENT IN ANY SUCH

ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE CONCLUSIVE AND MAY BE ENFORCED

IN ANY OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER

PROVIDED BY LAW; AND (d) TO THE EXTENT PERMITTED BY APPLICABLE LAW, AGREES NOT

TO INSTITUTE ANY LEGAL ACTION OR PROCEEDING AGAINST ANY BANK OR AGENT OR ANY OF

THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR PROPERTY, CONCERNING

ANY MATTER ARISING OUT OF OR RELATING TO THIS NOTE IN ANY COURT OTHER THAN ONE

LOCATED IN COOK COUNTY, ILLINOIS. NOTHING IN THIS SECTION SHALL AFFECT OR

IMPAIR BANK'S OR AGENT'S RIGHT TO SERVE LEGAL PROCESS IN ANY MANNER PERMITTED

BY LAW OR BANK'S OR AGENT'S RIGHT TO BRING ANY ACTION OR PROCEEDING AGAINST

BORROWER OR BORROWER'S PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION.



         TO THE EXTENT PERMITTED BY LAW, BORROWER, BANK AND AGENT EACH HEREBY

KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN

RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION

WITH THIS NOTE OR THE OTHER LOAN DOCUMENTS OR ANY COURSE OF CONDUCT, COURSE OF

DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY IN

CONNECTION HEREWITH.  BORROWER HEREBY EXPRESSLY ACKNOWLEDGES THAT THIS WAIVER

IS A MATERIAL INDUCEMENT FOR BANK TO MAKE THE LOAN EVIDENCED HEREBY.



         IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.







                                                J-HAWK INTERNATIONAL CORPORATION







                                                By: /s/ JAMES C. HOLMES

                                                   ----------------------------



                                                Title: Senior Vice President

                                                                   exhibit 10.16





                                 LOAN AGREEMENT



                                BANK OF SCOTLAND



                                    LOAN TO



                        J-HAWK INTERNATIONAL CORPORATION





                               September 25, 1997

                               TABLE OF CONTENTS



                                                                                                                        Page

                                                                                                                        ----


1.       DEFINITIONS AND TERMS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1



2.       LOANS - GENERAL TERMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9



         2.1.   REVOLVING LOAN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9



         2.2.   MAXIMUM PRINCIPAL AMOUNT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10



         2.3.   MATURITY DATE; TERMINATION OF LOANS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10



         2.4.   AUTHORIZED DISBURSEMENT OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10



         2.5.   ADVANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11



         2.6.   BORROWING PROCEDURE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11



         2.7.   INTEREST . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12



         2.8.   FEES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12



         2.9.   USURY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



3.       PAYMENT TERMS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



         3.1.   LOAN ACCOUNT; METHOD OF MAKING PAYMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



         3.2.   PAYMENT TERMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



         3.3.   PLACE OF PAYMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



         3.4.   PAYMENT ON MATURITY AND PREPAYMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14



         3.5.   ADVANCES TO CONSTITUTE ONE LOAN  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14



         3.6.   APPLICATION OF PAYMENTS AND COLLECTIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14



         3.7.   MONTHLY STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15





4.      ANCILLARY AGREEMENTS  . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15



         4.1.   GUARANTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15



         4.2.   REFINANCE OF FACILITY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15



         4.3.   LOAN PARTY INDEBTEDNESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16


                               TABLE OF CONTENTS

                                  (continued)



                                                                                                                     Page

                                                                                                                     ----


5.       GENERAL WARRANTIES, REPRESENTATIONS AND COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         5.1.   GENERAL REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         5.2.   BUSINESS PURPOSE; MARGIN STOCK; SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         5.3.   REAFFIRMATION OF WARRANTIES AND REPRESENTATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         5.4.   SURVIVAL OF WARRANTIES AND REPRESENTATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

6.       COVENANTS AND CONTINUING AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         6.1.   FINANCIAL COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         6.2.   AFFIRMATIVE COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         6.3.   NEGATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         6.4.   REQUIRED NOTICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         6.5.   INSPECTIONS AND AUDIT OF RECORDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         6.6.   LOCATION OF RECORDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         6.7.   AUDIT RECORDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         6.8.   COSTS OF AUDIT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         6.9.   PAYMENT OF CLAIMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

7.       DEFAULT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         7.1.   EVENTS OF DEFAULT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

         7.2.   REMEDIES CUMULATIVE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         7.3.   ACCELERATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         7.4.   REMEDIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         7.5.   INJUNCTIVE RELIEF  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         7.6.   ADVANCES DURING UNMATURED DEFAULT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

         7.7.   ENFORCEMENT DURING UNMATURED DEFAULT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

         7.8.   CONSENT DOES NOT CREATE CUSTOM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35


                               TABLE OF CONTENTS

                                  (continued)



                                                                                                                        Page

                                                                                                                        ----


         7.8.   DEFENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

8.       CONDITIONS PRECEDENT TO DISBURSEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

         8.1.   CHECKLIST ITEMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

         8.2.   NECESSARY ACTIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

         8.3.   CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

9.       GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         9.1.   COMPLIANCE WITH ERISA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

         9.2.   COSTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         9.3.   STATEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

         9.4.   NOTICES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

         9.5.   MODIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         9.6.   NO WAIVER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         9.7.   SEVERABILITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

         9.8.   SUCCESSORS OR ASSIGNS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         9.9.   INCORPORATION OF OTHER AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         9.10.  WAIVER OF TRIAL BY JURY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         9.11.  DESIGNATED PERSON  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         9.12.  ACCEPTANCE   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

         9.13.  KNOWLEDGE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

         9.14.  WAIVER BY BORROWER   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

         9.15.  GOVERNING LAW  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

         9.16.  SERVICE OF PROCESS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

         9.17.  REPRESENTATION BY COUNSEL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

         9.18.  RELEASE OF BANK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46

         9.19.  INVALIDATED PAYMENTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46


                               TABLE OF CONTENTS

                                  (continued)



                                                                                                                     Page

                                                                                                                     ----


         9.20.  HEADINGS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         9.21.  COUNTERPARTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         9.22.  FAX EXECUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         9.23.  NO THIRD PARTY BENEFICIARIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         9.24.  TEXAS LANGUAGE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47

         9.25.  DOMICILE OF LOANS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48


                              Schedule of Exhibits





Exhibit "A"                       Permitted Liens

Exhibit "B"                       Cargill Indebtedness

Exhibit "C"                       Loan Party Indebtedness

Exhibit "D"                       Fictitious Names

Exhibit "E"                       Schedule of Affiliates

Exhibit "F"                       Schedule of Leases, Options

Exhibit "G"                       Agreements with Affiliates

Exhibit "H"                       Location of Records

Exhibit "I"                       ERISA Matters

Schedule 5.1(s)                   Other Indebtedness

Schedule 5.2                      Owned Securities


                                 LOAN AGREEMENT



         THIS LOAN AGREEMENT (this "AGREEMENT"), dated for reference purposes only as of September 25, 1997 by and between Bank of Scotland, acting through its branch in New York, New York ("BANK"), a foreign banking corporation incorporated under the laws of Scotland with its principal place of business at

565 Fifth Avenue, New York, NY 10017, and J-Hawk International Corporation, a

Texas corporation ("BORROWER"), with its principal place of business at c/o

FirstCity Financial Corporation, 6400 Imperial Drive, P.O. Box 8216, Waco,

Texas 76714.



                                   RECITALS:



         A.      Borrower has requested and Bank has agreed to provide Borrower with a revolving credit facility to be funded in French Francs.



         B.      Borrower is a wholly owned subsidiary of J-Hawk Corporation, a

Texas corporation and J-Hawk Corporation is a wholly owned subsidiary of

FirstCity Financial Corporation, a Delaware corporation.



         C.      J-Hawk Corporation and FirstCity Financial Corporation have agreed to guaranty the liabilities and obligations of Borrower to Bank arising under the terms of this Agreement and the other Loan Documents (hereinafter defined).



         NOW THEREFORE, in consideration of any loan, advance, extension of credit and/or other financial accommodation at any time made by Bank to or for the benefit of Borrower, and of the promises set forth herein, the parties hereto agree as follows:



1        DEFINITIONS AND TERMS



         1.1     The following words, terms and/or phrases shall have the

meanings set forth thereafter and such meanings shall be applicable to the singular and plural form thereof, giving effect to the numerical difference.



                 (a)      "ADVANCE":  any loan of monies made by Bank to

         Borrower upon Borrower's request pursuant to Section 2.1.



                 (b)      "ADVANCE DATE":  with respect to each Advance, the

         Business Day upon which the proceeds of such Advance are to made available to the Borrower.



                 (c)      "AFFILIATE":  any Person (i) in which Borrower, one

         or more equity interest holders owning five percent (5%) or more of the total equity interest of Borrower, any Subsidiary, and/or any

         Parent, individually, jointly and/or severally, now or at any time or times hereafter, has or have an equity or other ownership interest equal to or in excess of five percent (5%) of the total equity of or other ownership interest in such Person; and/or (ii)

         which directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with

         Borrower.  For purposes of this definition, "CONTROL" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Stock, by contract or otherwise.



                 (d)      "AGREEMENT":  this Loan Agreement, together with all

         amendments, modifications, extensions, supplements, restatements replacements and extensions hereto or hereof.



                 (e)      "AGREEMENTS WITH AFFILIATES":  shall have the meaning

         set forth in Section 6.3(j).



                 (f)      "AND/OR":  one or the other or both, or any one or

         more or all, of the things or Persons in connection with which the conjunction is used.



                 (g)      "ASSETS":  any and all real, personal and intangible

         property of a Person, including, without limitation, accounts, chattel paper, contract rights, letters of credit, instruments and documents,

         equipment, general intangibles, inventory, leases, options, licenses,

         and real property, whether now existing or hereafter acquired or arising.



                 (h)      "BANK":  Bank of Scotland, a foreign banking

         corporation incorporated under the laws of Scotland.



                 (i)      "BANK DAY": any day, other than a Saturday, Sunday or

         any other day on which Lending institutions located in London, England or Paris, France are authorized or required by law or other governmental action to close and which is also a day for trading by and between Banks in French Franc deposits in the London InterBank

         Eurodollar market.



                 (j)      "BORROWER":  J-Hawk International, Inc., a Texas

         corporation, and its permitted successors and assigns.



                 (k)      "BORROWER'S LIABILITIES":  all obligations and

         liabilities of Borrower to Bank (including, without limitation, all principal, interest, charges, fees, expenses, debts, claims and indebtedness) whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing,

         due or payable, however evidenced, created, incurred, acquired or owing and whether now contemplated or hereafter arising, whether under this Agreement or the other Loan Documents.



                 (l)      "BORROWER'S OBLIGATIONS":  all terms, conditions,

         warranties, representations, agreements, undertakings, covenants and provisions (other than

         Borrower's Liabilities) to be performed, discharged, kept, observed or complied with by Borrower to or for the benefit of Bank, whether primary, secondary, direct, contingent, fixed or otherwise,

         heretofore, now and/or from time to time hereafter arising, evidenced,

         created, incurred, acquired or owing, whether not contemplated or hereafter arising, whether under this Agreement or the other Loan

         Documents.



                 (m)      "BORROWING REQUEST":  a request for an Advance in the

         form set forth in Section 2.6(a).



                 (n)      "BUSINESS DAY": any day, other than a Saturday,

         Sunday, a day that is a legal holiday under the laws of the State of

         Illinois or Texas or any other day on which Lending institutions located in London, England, New York, New York, Chicago, Illinois,

         Waco, Texas or Paris, France are authorized or required by law or other governmental action to close and which is also a day for trading by and between Banks in French Franc deposits in the London InterBank

         Eurodollar market.



                 (o)      "CARGILL":  Cargill Financial Services Corporation, a

         Delaware corporation, or a wholly owned subsidiary thereof if such subsidiary is a lender to FirstCity.



                 (p)      "CHARGES":  all national, Federal, state, county,

         city, municipal and/or other governmental (or any instrumentality,

         division, agency, body or department thereof, including without limitation the Pension Benefit Guaranty Corporation) taxes, levies,

         assessments, charges, liens, claims or encumbrances upon and/or relating to the Assets, Borrower's Liabilities, Borrower's

         Obligations, Borrower's business, Borrower's ownership and/or use of any of its assets, Borrower's income and/or gross receipts and/or

         Borrower's ownership and/or use of any of its material assets.



                 (q)      "COSTS":  any and all reasonable costs and expenses

         (including, without limitation, the reasonable fees and expenses of any counsel, accountants, appraisers or other professionals) incurred by Bank at any time, in connection with:  (a) the preparation,

         negotiation and execution of this Agreement and all other Loan

         Documents; (b) the preparation, negotiation and execution of any amendment or modification of this Agreement or the other Loan

         Documents; (c) any litigation, contest, dispute, suit, proceeding or action (whether instituted by Bank, Borrower or any other Person) in any way relating to this Agreement, the other Loan Documents,

         Borrower's Obligations, Borrower's affairs or any Guarantor's affairs;

         (d) any attempt to enforce any rights of Bank against Borrower or any other Person which may be obligated to Bank by virtue of this

         Agreement or the other Loan Documents; and (g) performing any of the obligations relating to or payment of any of Borrower's Obligations hereunder in accordance with the terms hereof.



                 (r)      "DEFAULT RATE":  interest at the rate of two percent

         (2%) per annum plus the Interest Rate.

                 (s)      "DESIGNATED PERSON":  any Person identified as a

         "DESIGNATED PERSON" on Borrower's Secretary's Certificate dated of even date herewith, as amended or superseded from time to time.



                 (t)      "DOLLARS": the lawful currency of the United States

         of America.



                 (u)      "DOLLAR EQUIVALENT":  shall mean, with respect to an

         amount of French Francs on any date, the amount of Dollars that may be purchased with such amount of French Francs at the Spot Exchange Rate as of the day which is three Bank Days prior to such date.



                 (v)      "ENVIRONMENTAL LAWS":  any Federal, state or local

         law, rule, regulation, ordinance, order, code or statute applicable to

         Borrower or its property, in each case as amended (whether now existing or hereafter enacted or promulgated), controlling, governing or relating to the pollution or contamination of the air, water or land or concerning hazardous, special or toxic materials, wastes or substances, or any judicial or administrative interpretation of such laws, rules or regulations, including, without limitation, the Water

         Pollution Control Act (33 U.S.C. Section  1251 et seq.), Resource

         Conservation and Recovery Act (42 U.S.C.  Section  6901 et seq.), Safe

         Drinking Water Act (42 U.S.C. Section  3000(f) et seq.), Toxic

         Substances Control Act (15 U.S.C. Section  2601 et seq.), Clean Air

         Act (42 U.S.C. Section  7401 et seq.), and Comprehensive Environmental

         Response, Compensation and Liability Act (42 U.S.C. Section  9601 et

         seq.).



                 (w)      "EQUIPMENT LEASES":  all leases or similar agreements

         pursuant to which Borrower leases equipment.



                 (x)      "EVENT OF DEFAULT":  the definition ascribed to this

         term in Section 7.1.



                 (y)      "FRENCH FRANCS":  the lawful currency of France.



                 (z)      "FINANCIALS":  those financial statements of Borrower

         and/or any other Loan Party, heretofore, concurrently herewith or hereafter delivered by or on behalf of Borrower and/or any other Loan

         Party to Bank, including but not limited to those financial statements and reports delivered by Borrower to Bank pursuant to Section 6.2.



                 (aa)     "FIRSTCITY":  FirstCity Financial Corporation, a

         Delaware corporation.



                 (bb)     "GAAP":  generally accepted accounting principles

         applied in the preparation of the financial statements of a Person with such changes thereto as:  (i) shall be consistent with the then-effective principles promulgated or adopted by the Financial

         Accounting Standards Board and its predecessors and successors and

         (ii) shall be concurred in by the independent certified public accountants of recognized standing acceptable to Bank reviewing such financial statements of Borrower.

                 (cc)     "GUARANTOR": J-Hawk Corp. and FirstCity.



                 (dd)     "INDEBTEDNESS":  with respect to any Person, at a

         particular time: (i) indebtedness for borrowed money or for the deferred purchase price of property or services in respect of which such Person is liable, contingently or otherwise, as obligor,

         guarantor or otherwise or any commitment by which such Person assures a creditor against loss; (ii) obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases in respect of which obligations such Person is liable,

         contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person assures a creditor against loss; (iii) all obligations and liabilities with respect to unfunded vested benefits under any "EMPLOYEE BENEFIT PLAN" or with respect to withdrawal liabilities incurred under ERISA by Borrower or any ERISA

         Affiliate to a "MULTIEMPLOYER PLAN", as such terms are defined under the Employee Retirement Income Security Act of 1974; and (iv) any and

         all accounts payable, accruals and other items characterized as

         Indebtedness in accordance with GAAP.



                 (ee)     "INTEREST PERIOD":  with respect to any Advance, (a)

         initially, the period commencing on the Advance Date and ending on the next succeeding tenth day of the current month or the next calendar month, as the case may be, and (b) thereafter, if the Advance is continued, each succeeding monthly period commencing on the tenth day of the calendar month and ending on the tenth day of the following calendar month; provided that any Interest Period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day and further provided that any

         Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.



                 (ff)     "INTEREST RATE":  the variable rate equal to the sum

         of four percent (4%) per annum plus the LIBOR Rate.



                 (gg)     "J-HAWK CORP.":  J-Hawk Corporation, a Texas

         corporation.



                 (hh)     "LIBOR BREAKAGE FEE":  shall mean a fee equal to all

         losses (excluding loss of anticipated profits) or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by Bank to fund or maintain the requested LIBOR tranche,

         when, as a result of such failure on the part of Borrower or prepayment by Borrower (including, without limitation, any prepayment resulting from the liabilities being declared in due and payable in accordance with their terms hereof), interest on such LIBOR tranche is not based on the applicable LIBOR Rate for the requested LIBOR period.



                 (ii)     "LIBOR RATE":  the London InterBank Offered Rate

         relating to French Francs as quoted on page No. 3740 of the Telerate

         Data Information Service, on the date which is two (2) Bank Days prior to the first day of the Interest Period.  In the event the Telerate

         System page or the LIBOR Rate for the Interest Period requested is unavailable on the date which is two (2) Bank Days prior to the first day of the

         Interest Period for any reason, the LIBOR Rate used shall be determined by Bank to be the arithmetic mean (rounded upwards to the nearest whole multiple of 1/16th of 1%) of the offered rates quoted in

         London, England though other verifiable sources, for deposits in

         French Francs in amounts substantially equal to the principal amount of the Loan having a maturity equal to the Borrower's selection by major banks in the London inter-bank market at 11:00 a.m. London time,

         on the date which is two (2) Bank Days prior to the first day of the

         Interest Period.



                 (jj)     "LOAN":  any and all loans, advances, extensions of

         credit and/or other financial accommodations of any kind or nature made by Bank at any time to, for the benefit or at the request of

         Borrower pursuant to this Agreement and/or any of the other Loan

         Documents.



                 (kk)     "LOAN DOCUMENTS":  this Agreement and the Other

         Agreements.



                 (ll)     "LOAN PARTY":  Borrower, FirstCity or J-Hawk Corp.



                 (mm)     "MATURITY DATE":  March 31, 1998, or such earlier

         date as all of Borrower's Obligations shall be due and payable by acceleration or otherwise.



                 (nn)     "MAXIMUM PRINCIPAL AMOUNT":  the meaning set forth in

         Section 2.2.



                 (oo)     "MONTHLY REPORT":  those reports delivered to Bank in

         accordance with Section 6.2(c)(iv).



                 (pp)     "NOTE":  that certain revolving promissory note dated

         even date herewith in the original principal amount of $10,000,000 made by Borrower payable to the order of Bank, as said note may hereafter be amended, restated, modified, supplemented, extended or replaced.



                 (qq)     "OTHER AGREEMENTS":  the Note, together with all

         agreements, instruments and documents evidencing or securing the Loans or the transactions contemplated herein, including, without limitation, bond agreements, loan agreements, security agreements,

         guaranties, mortgages, deeds of trust, notes, applications and agreements for letters of credit, letters of credit, advances of credit, bankers acceptances, pledges, powers of attorney, consents,

         assignments, collateral assignments, contracts, notices, leases,

         financing statements and all other written matter heretofore, now and/or from time to time hereafter executed by and/or on behalf of

         Borrower, any other Loan Party or any other Person and delivered to

         Bank, or issued by Bank upon the application and/or other request of,

         and on behalf of, Borrower.



                 (rr)     "PARENT":  any Person, now or at any time or times

         hereafter, owning or controlling (alone or with Borrower, any

         Subsidiary and/or any other Person) at least a majority of the issued and outstanding Stock or other ownership interest of

         Borrower or any Subsidiary (hereinafter defined).  For purposes of this definition, "CONTROL" shall have the same meaning ascribed to this term in Section 1.1(b).



                 (ss)     "PAYMENT DATE":  the tenth day of each month during

         the term; provided that, if such day is not a Business Day, the

         Payment Date shall be extended to the next succeeding Business Day.



                 (tt)     "PERMITTED LIENS":  (i) any liens created in favor of

         Bank; (ii) liens for Charges which are not yet due and payable or which are expressly permitted pursuant to the terms hereof, or claims and unfunded liabilities under ERISA not yet due and payable or which are being contested in good faith; (iii) liens arising in connection with worker's compensation, unemployment insurance, old age pensions and social security benefits which are not overdue or are being contested in good faith by appropriate proceedings diligently pursued,

         provided that in the case of any such contest any proceedings commenced for the enforcement of such liens shall have been duly suspended and such provision for the payment of such liens has been made on the books of Borrower as may be required by GAAP; (iv) liens incurred in the ordinary course of business to secure the performance of statutory obligations arising in connection with progress payments or advance payments due under contracts with the United States

         Government or any agency thereof entered into in the ordinary course of business; (v) additional liens expressly permitted from time to time in writing by Bank; (vi) those liens in favor of Cargill disclosed to Bank by Borrower in writing; (vii) any liens securing indebtedness of Borrower to any Persons in an aggregate amount less than $200,000; and (viii) those liens disclosed on Exhibit A.



                 (uu)     "PERSON":  any individual, sole proprietorship,

         partnership, limited liability company, joint venture, trust,

         unincorporated organization, association, corporation, institution,

         entity, party or government (whether national, Federal, state, county,

         city, municipal or otherwise, including without limitation any instrumentality, division, agency, body or department thereof).



                 (vv)     "RECORDS": all books, records, computer records,

         computer software, ledger cards, programs and other computer materials, customer and supplier lists, invoices, orders and other property and general intangibles at any time evidencing or relating to the Assets.



                 (ww)     "SECURITIES":  shall have the meaning ascribed to

         that term in the Securities Act of 1934.



                 (xx)     "SECURITIES LAWS": all applicable Federal and state

         securities laws and regulations promulgated pursuant thereto.



                 (yy)     "SPOT EXCHANGE RATE":  shall mean, on any day, (a)

         with respect to any French Francs , the spot rate at which Dollars are offered on such day by Bank of Scotland in London for such French

         Francs at approximately 11:00 a.m. (London

         time), and (b) with respect to Dollars in relation to French Francs,

         the spot rate at which French Francs are offered on such day by Bank of Scotland in London for Dollars at approximately 11:00 a.m. (London time).



                 (zz)     "STOCK":  all shares, interests, participations or

         other equivalents (however designated) of or in a corporation, whether voting or non-voting, including, but not limited to, common stock,

         warrants, preferred stock, convertible debentures and all agreements,

         instruments and documents convertible, in whole or in part, into any one or more or all of the foregoing.



                 (aaa)     "SUBSIDIARY":  any Person at least a majority of

         whose issued and outstanding Stock or other ownership interests now or at any time hereafter is owned by any Guarantor or Borrower, as applicable.



                 (bbb)     "TANGIBLE NET WORTH":  as determined at any time, the

         total of shareholders' equity (including capital stock, additional paid-in capital and retained earnings after deducting treasury stock and subordinated indebtedness approved in writing by Bank) of a

         Person, as applicable, less the sum of the total amount of any intangible assets, which, for purposes of this definition, shall include, without limitation, General Intangibles and, if applicable,

         all accounts receivable from any Loan Party or any shareholders or officers of any Loan Party, all prepaid expenses, any unamortized debt, discount and expense, unamortized deferred charges and good will, all as determined in accordance with GAAP.



                 (ccc)     "UNMATURED DEFAULT":  any event or condition which,

         with the passage of time or the giving of notice or both, would constitute an Event of Default hereunder.



                 (ddd)     "UK TRUST" that certain Receivables Trust formed

         pursuant to a Trust Deed dated December 24, 1996 by and among

         Borrower, Fairmile Portfolio Management Limited, a company registered in England and Wales, Defimo, a company registered in France, and

         Credit Finance Corporation Limited, a company registered in England and Wales.



         1.2     GAAP.     Except as otherwise defined in this Agreement or the

other Loan Documents,  all accounting terms used herein shall have the meaning ascribed to that term in accordance with GAAP.



         1.3     Borrower.  Whenever the context so requires, the use of "IT"

in reference to Borrower shall mean Borrower as defined above.



         1.4     Rules of Construction. In this Agreement, unless a clear

contrary intention appears:



                 (a)      the singular number includes the plural number and

         vice versa; reference to any gender includes each other gender;

                 (b)      the words "herein," "hereof" and "hereunder" and

         other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;



                 (c)      reference to any Person includes such Person's

         successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; provided that nothing in this clause is intended to authorize any assignment not otherwise permitted by this Agreement;



                 (d)      reference to any agreement, document or instrument

         means such agreement, document or instrument as amended, supplemented or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof, and reference to any note includes any note issued pursuant to any Loan Document in extension or renewal thereof and in substitution or replacement therefor;



                 (e)      unless the context indicates otherwise, reference to

         any Article, Section, Schedule or Exhibit means such Article or

         Section hereof or such Schedule or Exhibit hereto:



                 (f)      the words "INCLUDING" (and with correlative meaning

         "INCLUDE") means including, without limiting the generality of any description preceding such term:



                 (g)      with respect to the determination of any period of

         time, the word "from" means "from and including" and the word "to"

         means "to but excluding;" and



                 (h)      reference to any law means such as amended, modified,

         codified or reenacted, in whole or in part, and in effect from time to time.



                 (i)      The Article and Section headings herein are for

         convenience only and shall not affect the construction hereof.





2        LOANS - GENERAL TERMS



         2.1     Revolving Loan.  Subject to the terms and conditions hereof,

Bank shall make available to Borrower revolving Loans from time to time in an aggregate principal amount not to exceed at any time outstanding 60,000,000

French Francs.  The Loans shall be further evidenced by the Note.  The Loan shall be funded and interest shall accrue and be paid thereon in accordance with this Article 2.  The entire unpaid principal balance plus accrued but unpaid interest on the Loans is due and payable on the Maturity Date.  The

Maturity Date of the Note may be extended by the parties by execution of an amended and restated revolving promissory note, without further amendment of this Agreement; provided that, said amended and restated note shall specifically provide that it amends and restates the Note and evidences Loans to be made in accordance with this Section 2.1.  Said amended and restated

revolving promissory note shall be deemed to be the Note as defined herein.

Nothing contained in this Section 2.1 shall be deemed to be an agreement by

Bank to extend the Maturity Date under the terms set forth herein, the terms set forth in Section 4.2, or any other terms.



         2.2     Maximum Principal Amount.  Notwithstanding anything to the contrary contained herein or in any other Loan Document, the principal portion of Borrower's Liabilities outstanding at any one time during the term hereof shall not exceed 60,000,000 French Francs ("MAXIMUM PRINCIPAL AMOUNT");

provided that, if at any time, the Dollar Equivalent of the Maximum Principal

Amount exceeds $10,500,000, the Maximum Principal Amount shall be reduced on and as of the date that such excess occurs and thereafter the Maximum Principal

Amount shall be equal to that number of French Francs having a Dollar

Equivalent equal to $10,000,000.  In the event that the outstanding principal balance of the Loan exceeds the Maximum Principal Amount, Borrower shall pay the amount of such excess to Bank, without notice or demand, and any amount not so paid shall bear interest at the Default Rate until paid.  This is an absolute obligation to pay to Bank the amount of the unpaid principal balance of the Loan in excess of said Maximum Principal Amount, regardless of the cause of such excess.



         2.3     Maturity Date; Termination of Loans.  The Bank's obligation to make any Advance to Borrower pursuant to the provisions hereof shall be in effect until the Maturity Date, unless sooner terminated by Bank upon the occurrence of an Event of Default, an Unmatured Default (in accordance with

Section 7.7), or pursuant to the terms hereof.



         2.4     Authorized Disbursement of Proceeds.  Borrower hereby

authorizes and directs Bank to disburse, for and on behalf of Borrower and for

Borrower's account, the proceeds of any Loan to such Person as Borrower or any

Designated Person shall direct, whether in writing or orally.  In addition to

Advances of Loan proceeds made pursuant to requests for such Advances made by

Borrower from time to time, Borrower hereby irrevocably authorizes Bank to disburse proceeds of the Loan to pay:  (a) principal and interest which is accrued but unpaid and which is due and payable pursuant to the terms hereof and of the Note until the Loan is paid in full; and (b) for any and all Costs.

The execution of this Agreement by Borrower shall, and hereby does, constitute an irrevocable direction and authorization to Bank so to disburse such funds described in this Section and to treat such Advances as money loaned pursuant to this Agreement and as indebtedness evidenced by the Note.  No further direction or authorization from Borrower shall be necessary for Bank to make such Advances, and all such Advances shall satisfy, to the extent so disbursed,

the obligations of Borrower hereunder and shall be evidenced by the Note.

Notwithstanding anything to the contrary contained herein, Bank is under no duty or obligation to make such Advances and failure to make such Advances shall not be deemed to be a default by Bank or impair any of Bank's rights or remedies hereunder.

         2.5     Advances.



                 (a)      Advances shall be in an aggregate principal amount

         which shall not be less than 1,000,000 French Francs or the remaining available balance of the Loan, whichever is less.  All Advances shall be made in French Francs in an amount specified in the applicable

         Borrowing Request or as deemed elected by Borrower pursuant to Section

         2.6(b).  Borrower may refinance all or any part of an Advance with another Advance, subject to the conditions and limitations set forth in this Agreement, including the provisions of Section 2.2.  Any

         Advance or part thereof so financed shall be deemed to be repaid or prepaid in accordance with the applicable provisions of this Agreement with the proceeds of the new Advance.



                 (b)      Bank may, at its option, make any Advance by causing

         any domestic or foreign branch or affiliate of Bank to make such

         Advance: provided that, any exercise of such option shall not affect the obligation of Borrower to repay such Loan in accordance with the terms of this Agreement.  Advances with more than one Interest Period may be outstanding at the same time; provided, however, that Borrower shall not be entitled to request any Advance which, if made, would result in more than seven (7) separate Advances outstanding hereunder at any time.



                 (c)      Subject to the provisions of Section 2.6, Bank shall

         make each Advance to be made by it hereunder on the proposed date thereof by wire transfer to such account as Borrower may designate in immediately available funds as may then be customary for the settlement of international transactions in French Francs not later than noon, local time, Paris time.  The account designated by Borrower shall be in the name of Borrower and shall be located in France.



                 (d)      Notwithstanding any other provision of this

         Agreement, Borrower shall not be entitled to request any Advance if the Interest Period requested with respect thereto would end after the

         Maturity Date.



         2.6     Borrowing Procedure.



                 (a)      In order to request an Advance, Borrower shall hand

         deliver or telecopy to Bank a duly completed Borrowing Request not later than 11:00 a.m. New York time, three (3) Business Days before a proposed Advance.  Each Borrowing Request shall be irrevocable and shall specify (i) the number and location of the account to which funds are to be disbursed (which shall be an account that complies with the requirements of Section 2.5; (ii) the date such Advance is to be made (which shall be a Business Day); and (iii) the amount of such

         Advance (which shall be expressed in French Francs; provided that,

         notwithstanding any contrary specification in any Borrowing Request,

         each requested Advance shall comply with the requirements set forth in

         Section 2.5.



                 (b)      If Borrower in respect of an outstanding Advance

         shall not have delivered a Borrowing Request in accordance with

         Section 2.6(a) on or before three

         (3) Business Days prior to the end of the Interest Period then in effect for such Advance and requesting that such Advance be refinanced, then Borrower shall (unless Borrower has notified the Bank not fewer than three (3) Business Days prior to the end of such

         Interest Period, that such Advance is to be repaid at the end of such

         Interest Period) be deemed to have delivered a Borrowing Request requesting that such Advance be refinanced with a new Advance of equivalent amount, and such new Advance shall be deemed to have a one month's duration Interest Period.



         2.7     Interest.  The unpaid principal balance of each Advance shall bear interest at the Interest Rate applicable thereto, determined by Bank in accordance with the provisions hereof, which determination shall be binding upon Borrower, absent manifest error.  All interest and fees chargeable hereunder shall be computed on the basis of a three hundred sixty (360) day year for the actual number of days elapsed.  After the occurrence of an Event of Default and during the continuation thereof, all Loans hereunder shall bear interest at the Default Rate.



         2.8     Fees.



                 (a)      Facility Fee.  A maximum facility fee of $100,000

         shall be payable by Borrower to Bank as follows:



                          (i)     Concurrently with the execution hereof,

                 Borrower shall pay to Bank a fee equal to $50,000.



                          (ii)    Ninety (90) days after the date hereof,

                 Borrower shall pay to Bank a fee equal to $25,000.



                          (iii)   If any Borrower's Obligations remain

                 outstanding on April 1, 1998, Borrower shall pay to Bank a fee equal to $25,000.



                 (b)      Usage Fee.  Borrower shall pay an unused commitment

         fee in an amount equal to .25% (on annual basis) of the difference between 60,000,000 French Francs and the daily outstanding principal balance of the Loan.  Such fee shall be payable quarterly in arrears on the last Business Day of each calendar quarter.



                 (c)      LIBOR Breakage Fee. In the event of any prepayment of

         an Advance prior to the end of the then applicable Interest Period (by acceleration or otherwise) or in the event any Advance is not made after delivery of a Borrowing Request in accordance with the terms hereof, for any reason whatsoever, Borrower shall pay to Lender an amount equal to the LIBOR Breakage Fee.



Any fee payable under Sections 2.8(b) and (c) not paid when due shall bear interest at the Default Rate. Any fee payable under Sections 2.8(a) not paid when due shall bear interest at ten percent (10%).

         2.9     Usury.  The provisions of this Section shall govern and

control over any irreconcilably inconsistent provision contained in this

Agreement or in any other document evidencing or securing the Loan.  Bank shall never be entitled to receive, collect, or apply as interest hereon (for purposes of this Section, the word "INTEREST" shall be deemed to include any sums treated as interest under applicable law governing matters of usury and unlawful interest), any amount in excess of the Highest Lawful Rate

(hereinafter defined) and, in the event Bank ever receives, collects, or applies as interest any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of principal and shall be treated hereunder as such; and, if the principal of this Agreement is paid in full, any remaining excess shall forthwith be paid to Borrower.  In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Highest Lawful Rate, Borrower and Bank shall, to the maximum extent permitted under applicable law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) spread the total amount of interest throughout the entire contemplated term of this Agreement, provided,

that if this Agreement is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence hereof exceeds the Highest Lawful Rate, Bank shall refund to Borrower the amount of such excess and, in such event, Bank shall not be subject to any penalties provided by any laws for contracting for, charging or receiving interest in excess of the Highest Lawful Rate.  "HIGHEST LAWFUL RATE"

shall mean the maximum rate of interest which Bank is allowed to contract for,

charge, take, reserve or receive under applicable law after taking into account, to the extent required by applicable law, any and all relevant payments or charges hereunder.



3        PAYMENT TERMS



         3.1     Loan Account; Method of Making Payments.  Bank shall maintain a Loan Account on its books in which shall be recorded:  (i) all Loans made by

Bank to Borrower pursuant to this Agreement, (ii) all payments made by Borrower on all Loans, and (iii) all other appropriate debits and credits as provided in this Agreement, including, without limitation, all fees, charges, expenses and interest.  All entries in the Loan Account shall be made in accordance with

Bank's customary accounting practices, in effect from time to time.  The failure of Bank to record any of the foregoing shall not in any way limit

Borrower's obligations under this Agreement.



         3.2     Payment Terms.  Accrued interest on each Advance shall be

payable in arrears commencing October 10, 1997 and on each Payment Date thereafter until the Maturity Date.



         3.3     Place of Payment.  All payments in French Francs to Bank

hereunder and under the Other Agreements shall be payable in immediately available funds at noon Paris time at such place or places as Bank may designate in writing to Borrower. All payments in U.S. Dollars to Bank hereunder and under the Other Agreements shall be payable in immediately available funds at noon New York time at such place or places as

Bank may designate in writing to Borrower.  All of such payments to Persons other than Bank shall be payable at such place or places as Bank may designate in writing to Borrower.  Borrower's Liabilities will be payable as set forth in the Note, this Agreement, and the Other Agreements.



         3.4     Payment on Maturity and Prepayment.  On the Maturity Date,

whether by acceleration or otherwise, Borrower shall pay to Bank, in full, in cash or other immediately available funds, the outstanding amount of the Loan.

Each Advance may be prepaid on the last day of the Interest Period applicable thereto.  Prepayment of any Advance during an Interest Period is expressly prohibited.  In the event of an attempted prepayment of any Advance during any

Interest Period, Bank, at Borrower's option, shall either: (i) hold such funds in a non-interest bearing cash collateral account to secure Borrower's

Obligations and to apply such funds to Borrower's Obligations on the last day of the Interest Period, or (ii) apply such funds to Borrower's Obligations, in which event Borrower shall pay to Bank a LIBOR Breakage Fee immediately upon demand thereof, and any amount not so paid shall bear interest at the Default

Rate.



         3.5     Advances to Constitute One Loan.  All Advances, loans and any other financial accommodations provided pursuant to the terms hereof by Bank to

Borrower shall constitute one loan and all indebtedness and obligations of

Borrower to Bank under this Agreement, the Other Agreements or otherwise shall constitute one general obligation.



         3.6     Application of Payments and Collections.



                 (a)      Application of Payments.  Bank shall have the right

         unilaterally (and without notice to or the consent of any Person) to allocate any and all payments which may be received by or tendered to

         Bank made by the Borrower or any other Person at any time or from time to time and which relate in any way to the Loan or any other of

         Borrower's Obligations then due and payable in any order of priority as Bank in its reasonable discretion shall elect, as follows:  (i) to the payment of any Costs; (ii) to accrued but unpaid interest,

         penalties and late payment fees; and (iii) to principal; provided that

         Bank shall not allocate payments in a manner which would create a

         LIBOR Breakage Fee or other fee or penalty payable by Borrower which would not otherwise be imposed.  Borrower (y) irrevocably waives the right to direct the application of payments and collections received by Bank from or on behalf of Borrower, and (z) agrees that Bank shall have the continuing exclusive right to apply and reapply any and all such payments and collections against the Loan or any other Borrower's

         Liabilities or Borrower's Obligations then due and payable in such manner as Bank may deem appropriate, notwithstanding any entry by Bank upon any of its books and records.



                 (b)      Reapplication of Payments.  To the extent that Bank

         receives any payment on account of the Borrower's Liabilities or

         Borrower's Obligations, and any such payment(s) and/or proceeds or any part thereof are subsequently
         invalidated, declared to be fraudulent or preferential, set aside,

         subordinated and/or required to be repaid to a trustee, receiver or any other Person under any bankruptcy act, state or federal law,

         common law or equitable cause, then, to the extent of such payment(s)

         or proceeds received, the Borrower's Liabilities or Borrower's

         Obligations or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment(s) and/or proceeds had not been received by Bank and applied on account of the

         Borrower's Liabilities or Borrower's Obligations.



         3.7     Monthly Statements.  All Advances to Borrower and all other debits and credits provided for in this Agreement shall be evidenced by entries made by Bank in its internal data control systems showing the date, amount and reason for each such debit or credit.  Until such time as Bank shall have rendered to Borrower written statements of account as provided herein, the balance in the Loan Account, as set forth on Bank's most recent statement,

shall be rebuttably presumptive evidence of the amounts due and owing to Bank by Borrower.  At Bank's option, Bank shall render a monthly statement to

Borrower setting forth the balance of the Loan Account, including principal,

interest, costs, penalties, charges and other fees.  Each such statement shall be subject to subsequent adjustment by Bank and Bank's right to reapply payments in accordance with Section 3.6(b), but shall, as to statements of principal and interest then due or having been paid, absent manifest errors or omissions, be presumed correct and binding upon Borrower and shall constitute an account stated unless, within thirty (30) days after receipt of any statement from Bank, Borrower shall deliver to Bank written objection thereto,

specifying the error or errors, if any, contained in such statement.



4        ANCILLARY AGREEMENTS



         4.1     Guaranties.  Concurrently herewith, Borrower shall cause

J-Hawk Corp. and FirstCity to execute and deliver to Bank a guaranty of payment and performance of all of Borrower's Obligations (the "GUARANTEES").



         4.2     Refinance of Facility. Borrower and Bank hereby acknowledge that the credit facility made available to Borrower pursuant to the terms hereof is a short-term facility which Borrower and Bank contemplate will be refinanced with a different credit facility at the Maturity Date.

Notwithstanding the foregoing, Borrower hereby acknowledges that in the event

Borrower requests Bank to extend the credit facility evidenced hereby and Bank elects, in its sole discretion to do so, at such time, Bank shall require that such credit facility be secured by a pledge of and security interest in all

Assets of Borrower, FirstCity and J-Hawk Corp. Without limiting the generality of the forgoing sentence, concurrently with any extension of the Maturity Date hereof, to secure payment and performance of all Borrower's Liabilities and

Borrower's Obligations, Borrower shall:



                 (a)      cause Cargill to enter into an inter-creditor

         agreement, in form and substance acceptable to Bank, in Bank's sole discretion relating to the relative priority of any liens granted to

         Bank and to Cargill by Borrower or any Guarantor.

         Bank hereby acknowledges that Borrower and/or the Guarantors have heretofore entered into financing transactions with Cargill. Attached hereto as Exhibit B is a true, accurate and complete schedule of all

         Indebtedness of Borrower and/or any Guarantor to Cargill as of the

         date hereof, including a detailed description of all notes and all security agreements evidencing or securing such Indebtedness. Bank and

         Borrower hereby agree that the relative priority of the liens granted by Borrower and/or Guarantor to Bank and Cargill shall be governed by such inter-creditor agreement.



                 (b)      subject to Section 4.2(a), cause each Guarantor to

         grant to Bank a security interest in all of such Guarantor's Assets

         (real, personal and intangible), including all partnership interests,

         stock, shares or other equity interests owned by such Guarantor in all other Persons and all after-acquired property of Guarantor.



                 (c)      subject to Section 4.2(a), grant to Bank a security

         interest in all of Borrower's Assets (real, personal and intangible),

         including all interest in the UK Trust, all partnership interests,

         stock, shares or other equity interests owned by Borrower in all other

         Persons, and all after-acquired property of Borrower.



         4.3     Loan Party Indebtedness. Attached hereto as  Exhibit C is a true, accurate, and complete schedule of all Indebtedness pursuant to which

Borrower or any other Loan Party has an obligation or liability to any other

Loan Party as of the date hereof, including a detailed description of all notes and all security agreements evidencing or securing such Indebtedness.



5        GENERAL WARRANTIES, REPRESENTATIONS AND COVENANTS



         5.1     General Representations and Warranties.  Except as disclosed in writing to Bank concurrently herewith, Borrower warrants and represents to and covenants with Bank that:



                 (a)      Organization.



                          (i)     Borrower is and at all times hereafter shall

                 be a corporation, duly organized and existing and in good

                 standing under the laws of the State of Texas and qualified or licensed to do business and in good standing in all states in which the laws thereof require Borrower to be so qualified and/or licensed, including without limitation the State of

                 Texas;



                          (ii)    J-Hawk Corp. is and at all times hereafter

                 shall be a corporation, duly organized and existing and in good standing under the laws of the State of Texas and

                 qualified or licensed to do business and in good standing in all states in which the laws thereof require J-Hawk Corp. to be so qualified and/or licensed, including without limitation the State of Texas;

                          (iii)   FirstCity is and at all times hereafter shall

                 be a corporation, duly organized and existing and in good

                 standing under the laws of the State of Delaware and qualified or licensed to do business and in good standing in all states in which the laws thereof require FirstCity to be so qualified and/or licensed, including without limitation the State of

                 Texas;



                 (b)      Corporate Power.



                          (i)     Borrower has the right, power and capacity

                 and is duly authorized and empowered to enter into, execute,

                 deliver and perform this Agreement and the Other Agreements,

                 to which it is a party;



                          (ii)    J-Hawk Corp. has the right, power and

                 capacity and is duly authorized and empowered to enter into,

                 execute, deliver and perform those Loan Documents  to which it is a party;



                          (iii)   FirstCity has the right, power and capacity

                 and is duly authorized and empowered to enter into, execute,

                 deliver and perform those Loan Documents  to which it is a party;



                 (c)      Violation of Organizational Documents.



                          (i)     The execution, delivery and/or performance by

                 Borrower, of this Agreement and the Other Agreements, to which it is a party, shall not, by the lapse of time, the giving of notice or otherwise, constitute a violation of any applicable law or a breach of any provision contained in the articles of incorporation or by-laws of Borrower, or contained in any

                 agreement, instrument or document to which Borrower, is now or hereafter a party or by which it or any of its assets is or may become bound;



                          (ii)    The execution, delivery and/or performance by

                 J-Hawk Corp. of those Loan Documents to which it is a party,

                 shall not, by the lapse of time, the giving of notice or

                 otherwise, constitute a violation of any applicable law or a breach of any provision contained in the articles of

                 incorporation or by-laws of J-Hawk Corp. or contained in any agreement, instrument or document to which J-Hawk Corp., is now or hereafter a party or by which it or any of its assets is or may become bound;



                          (iii)   The execution, delivery and/or performance by

                 FirstCity, of those Loan Documents to which it is a party,

                 shall not, by the lapse of time, the giving of notice or

                 otherwise, constitute a violation of any applicable law or a breach of any provision contained in the articles of

                 incorporation or by-laws of FirstCity, or contained in any agreement, instrument or document to which FirstCity is now or hereafter a party or by which it or any of its assets is or may become bound;

                 (d)      Enforceability.



                          (i)     This Agreement and the Other Agreements, to

                 which Borrower is a party, are and will be the legal, valid and binding agreements of Borrower, enforceable in accordance with their terms, except as enforcement thereof may be subject to the effect of applicable bankruptcy, insolvency,

                 reorganization, moratorium or similar laws affecting

                 creditors' rights generally, and to general principles of

                 equity (regardless of whether such enforcement is sought in a proceeding in equity or at law);



                          (ii)    Those Loan Documents to which J-Hawk Corp. is

                 a party  are and will be the legal, valid and binding

                 agreements of J-Hawk Corp., enforceable in accordance with their terms, except as enforcement thereof may be subject to the effect of applicable bankruptcy, insolvency,

                 reorganization, moratorium or similar laws affecting

                 creditors' rights generally, and to general principles of

                 equity (regardless of whether such enforcement is sought in a proceeding in equity or at law);



                          (iii)   Those Loan Documents to which FirstCity is a

                 party are and will be the legal, valid and binding agreements of FirstCity, enforceable in accordance with their terms,

                 except as enforcement thereof may be subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and to general principles of equity (regardless of whether such

                 enforcement is sought in a proceeding in equity or at law);



                 (e)      Subsidiary.



                          (i)     Borrower is, and at all times during the term

                 hereof shall be, a wholly-owned Subsidiary of J-Hawk Corp.

                 There are, and at all times during the term hereof shall be,

                 200 shares of issued and outstanding common stock of Borrower;



                          (ii)    J-Hawk Corp. is, and at all times during the

                 term hereof shall be, a wholly-owned Subsidiary of FirstCity.

                 There are, and at all times during the term hereof shall be,

                 1,000 shares of issued and outstanding common stock of

                 FirstCity;



                 (f)      Fictitious Names.



                          (i)     Each of the fictitious names, if any, used by

                 Borrower during the five (5) year period preceding the date of this Agreement is set forth on Exhibit D; Part 1 attached

                 hereto and none of such fictitious names are registered

                 trademarks or tradenames with the U.S. Patent and Trademark

                 Office;

                          (ii)    Each of the fictitious names, if any, used by

                 FirstCity during the five (5) year period preceding the date of this Agreement is set forth on Exhibit D; Part 2 attached hereto, and none of such fictitious names are registered

                 trademarks or tradenames with the U.S. Patent and Trademark

                 Office;



                          (iii)   Each of the fictitious names, if any, used by

                 J-Hawk Corp. during the five (5) year period preceding the date of this Agreement is set forth on Exhibit D; Part 3

                 attached hereto and none of such fictitious names are

                 registered trademarks or tradenames with the U.S. Patent and

                 Trademark Office;



                 (g)      Title.  At all times following acquisition thereof,

         Borrower, FirstCity and/or J-Hawk Corp., as applicable,  shall have good, indefeasible and merchantable title to and ownership of all of its Assets, free and clear of all liens, claims, security interests and encumbrances, except the Permitted Liens.



                 (h)      Solvency.  Each of Borrower, FirstCity and J-Hawk

         Corp. is now, and at all times hereafter shall be, solvent and generally paying its debts as they mature and Borrower now owns, and shall at all times hereafter own, property which, at a fair valuation,

         is greater than the sum of its debt.  Each of Borrower, FirstCity and

         J-Hawk Corp.  now has, and shall have at all times hereafter, capital sufficient to carry on its business and transactions and all businesses and transactions in which it is about to engage;



                 (i)      Proceedings.  There are no actions or proceedings

         which are pending or threatened against Borrower, FirstCity or J-Hawk

         Corp. which might result in any material and adverse change in its financial condition or materially adversely affect its Assets or its ability to fully pay and perform its respective obligations and liabilities under the Loan Documents to which it is a party;



                 (j)      Government Contracts.  None of Borrower, FirstCity

         nor J-Hawk Corp. have any government contracts;



                 (k)      Adequate Licenses.  Each of Borrower, FirstCity and

         J-Hawk Corp. possesses adequate assets, licenses, patents, copyrights,

         trademarks and tradenames to continue to conduct its business as previously conducted by it and as contemplated in the foreseeable future;



                 (l)      Government Permits.  Each of Borrower, FirstCity and

         J-Hawk Corp.  has and is in good standing with respect to all governmental permits, certificates, consents and franchises necessary to continue to conduct its business as previously conducted prior to the date hereof and to own or lease and operate its properties as now owned or leased by it.  None of said permits, certificates, consents or franchises contain any term, provision, condition or limitation more burdensome
         than such as are generally applicable to Persons engaged in the same or similar business as Borrower, FirstCity or J-Hawk Corp., as applicable;



                 (m)      Charge; Restrictions.  None of Borrower, FirstCity

         nor J-Hawk Corp. is a party to (nor are any of its Assets otherwise subject to) any contract or agreement or subject to any Charge,

         restriction, judgment, decree or order materially and adversely affecting its business, property, assets, operations or condition,

         financial or otherwise other than ad valorem taxes not yet due and payable;



                 (n)      Compliance with Laws.  None of Borrower, FirstCity

         nor J-Hawk Corp., is, or will be during the term hereof, in violation of any applicable statute, regulation, order or ordinance of the

         United States of America, of any state, city, town, municipality,

         county or of any other jurisdiction, or of any agency thereof,

         including the Federal Reserve Board, in any respect materially and adversely affecting its business, property, Assets, operations or condition, financial or otherwise;



                 (o)      Compliance with Agreements.  None of Borrower,

         FirstCity, nor J-Hawk Corp. is in default with respect to any indenture, loan agreement, mortgage, deed or other similar agreement relating to the borrowing of monies to which it is a party or by which it is bound;



                 (p)      Financials.  The Financials heretofore delivered by

         Borrower, FirstCity, J-Hawk Corp. or any other Affiliate to Bank,

         fairly and accurately present the assets, liabilities and financial conditions and results of operations of Borrower, FirstCity, J-Hawk

         Corp. and such other Persons described therein as of and for the periods ending on such dates and have been prepared in accordance with generally accepted accounting principles and such principles have been applied on a basis consistently followed in all material respects throughout the periods involved;



                 (q)      Tax Returns.  Each of Borrower, FirstCity and J-Hawk

         Corp. has filed or caused to be filed all tax returns which are required to be filed, and has paid all Charges shown to be due and payable on said returns or on any assessments made against it or any of its property, and all other Charges imposed on it or any of its properties by any governmental authority except for ad valorem taxes not yet due and payable;



                 (r)      No Adverse Change.  There has been no material and

         adverse change in the assets, liabilities or financial condition of

         Borrower, FirstCity or J-Hawk Corp. since the date of the Financials.



                 (s)      No Indebtedness. Except as disclosed in the most

         recent Financials heretofore delivered by Borrower, FirstCity and

         J-Hawk Corp. to Bank and in Schedule 5.1(s) or otherwise disclosed in writing to Bank, none of Borrower, FirstCity nor J-Hawk Corp. has any

         Indebtedness (except for Indebtedness arising in the ordinary course of its business since the dates reflected in the Financials that is not Indebtedness for borrowed money), has guaranteed (other than as a result of the endorsement of any instrument of items of payment for deposit or collection in the ordinary course of business or as otherwise expressly permitted pursuant to the terms hereof) the obligations of any Person, and there are no actions or proceedings which are pending or, to the best of Borrower's, FirstCity's or J-Hawk

         Corp.'s knowledge, threatened against Borrower, FirstCity or J-Hawk

         Corp. which, in any of the foregoing cases, are reasonably likely to result in any material adverse change in its financial condition or materially adversely affect its assets or its ability to fully perform and satisfy its obligations under the Loan Documents;



                 (t)      No Liability on Bank.  The execution, delivery and

         performance by Borrower of this Agreement and/or the Other Agreements will not, except to the extent caused by independent actions of Bank,

         impose on or subject Bank to any liability, whether fixed or contingent, in respect of any Environmental Law relating to the operation of Borrower's business.  Bank's exercise of any of the rights or remedies described in this Agreement or in any of the Other

         Agreements shall not constitute a breach of any provision contained in any agreement, instrument or document concerning the assignment or license of, or the payment of royalties for, any patents, patent rights, tradenames, trademarks, trade secrets, know-how, copyrights or any other form of intellectual property now or at any time or times hereafter protected as such by any applicable law;



                 (u)      Affiliates.  Borrower has no wholly owned

         Subsidiaries.  Exhibit E attached hereto is a true, accurate and complete schedule of Borrower's Affiliates, together with a description of Borrower's relationship to each such Affiliate.



                 (v)      Real Estate; Environmental Issues.  Borrower does not

         now own and at no time in the last five (5) years has owned, any Real

         Property.  Borrower has not received a summons, citation, notice, or directive from the Environmental Protection Agency or any other federal or state governmental agency concerning any action or omission resulting in the releasing, or otherwise disposing of hazardous waste or hazardous substances into the environment with respect to any of such Real Property collateral.  Concurrently herewith Borrower will execute an Environmental Indemnity Agreement.



                 (w)      Leases.  Attached hereto as Exhibit F is a true,

         accurate and complete schedule of all Leases and Options to which

         Borrower is a party.



                 (x)      Investment Company Act and Public Utility Holding

         Company Act.  Neither the Borrower nor FirstCity nor J-Hawk Corp. nor

         any Affiliate nor the entering into of the Loan Documents nor the issuance of the Notes is subject to any of the provisions of the

         Investment Company Act of 1940, as amended.  Neither the Borrower nor

         FirstCity nor J-Hawk Corp. nor any Affiliate is a "holding company" as defined in the Public Utility Holding Company Act of 1935, as amended,

         or subject
         to any other federal or state statute or regulation limiting its ability to insure Indebtedness for money borrowed.



                 (y)      Disclosure.  Neither this Agreement nor any Loan

         Document nor any statement, list, certificate or other document or information, nor any schedules to this Agreement or any other Loan

         Document, delivered or to be delivered to Bank, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make statements contained herein or therein, in light of the circumstances in which they are made, not misleading.



                 (z)      Qualification.



                          (i)     Solely by reason of (and without regard to

                 any other activities of Bank in any state in which Assets are located) the entering into, performance and enforcement of this Agreement, the Notes and the other Loan Documents by Bank will not constitute doing business by Bank in any of such

                 states or result in any liability of Bank for taxes or other governmental charges; and qualification by Bank to do business in such jurisdiction is not necessary in connection with, and the failure to so qualify will not affect, the enforcement of,

                 or exercise of any rights or remedies under, any of such

                 documents.



                          (ii)    No "business activity," "doing business" or

                 similar report or notice is required to be filed by the Bank in any such jurisdiction in connection with the Loans or the transactions contemplated by this Agreement, and the failure to file any such report or notice will not affect the

                 enforcement of, or the exercise of any rights or remedies

                 under, this Agreement or any of the other Loan Documents.



         5.2     Business Purpose; Margin Stock; Securities.  Borrower warrants and represents to Bank that Borrower shall use the proceeds of all Loans solely for general corporate purposes, consistently with all applicable laws and statutes.  Borrower's use of the proceeds of any Advances made by Bank are legal and proper uses (duly authorized by all requisite action of the board of directors of Borrower), in accordance with applicable laws, rules and regulations, as in effect from time to time.  Borrower further warrants and represents to Bank and covenants with Bank that Borrower is not in the business of extending credit for the purpose of purchasing or carrying margin stock

(within the meaning of Regulation U issued by the Board of Governors of the

Federal Reserve System). Borrower's execution and delivery of this Agreement or any of the Other Agreements does not directly or indirectly violate or result in a violation of the Securities Exchange Act of 1934, as amended, and

Regulations U, G, T and X of the Board of Governors of the Federal Reserve

System (12 CFR 221, 207, 220 and 224, respectively), and Borrower does not own or intend to purchase or carry any "MARGIN SECURITY," as defined in such

Regulations.  As of the date hereof, Borrower does not own the securities of any Person except as set forth in Schedule 5.2.

         5.3     Reaffirmation of Warranties and Representations.  Each request for an Advance made by Borrower pursuant to this Agreement or the Other

Agreements shall constitute (i) an automatic warranty and representation by

Borrower to Bank that there does not then exist an Event of Default or an

Unmatured Default, and (ii) a reaffirmation as of the date of said Borrowing

Request that each and every warranty and representation of Borrower contained in this Article 5 and other sections of this Agreement and in the Other

Agreements is true and correct in all material respects, except where such representation or warranty specifically relates to an earlier date.



         5.4     Survival of Warranties and Representations.  Borrower

covenants, warrants and represents to Bank that all representations and warranties of Borrower contained in this Agreement and the Other Agreements shall be true on the date hereof, and shall survive the execution, delivery and acceptance hereof and thereof by the parties thereto and the closing of the transactions described herein and therein or related hereto or thereto.  Unless expressly limited by the terms of this Article 5, each representation and warranty shall be deemed to be remade concurrently with each Advance hereunder.



6        COVENANTS AND CONTINUING AGREEMENTS.



         6.1     Financial Covenants. Borrower and Guarantors, on a

consolidated basis, shall, at all times during the term hereof, measured quarterly.



                 (a)      maintain a ratio of Indebtedness to Tangible Net

         Worth equal to or less than 8 to 1;



                 (b)      maintain a ratio of EBITDA to interest expense equal

         to 1.5 to 1; and



                 (c)      maintain Tangible Net Worth equal to or greater than

         $75,000,000.



All covenants set forth herein shall be measured quarterly, upon receipt of the statements delivered to Bank pursuant to Section 6.2(c)(ii) or the annual consolidated financial statements delivered in accordance with Section

6.2(c)(i), if available.



         6.2     Affirmative Covenants.  Borrower warrants and represents to and covenants with Bank that Borrower shall, unless Bank otherwise consents thereto in writing, do all of the following during the term hereof:



                 (a)      Representation and Warranties.  To the extent any

         representation or warranty contained herein refers to an event or state of facts which exists on the date hereof and shall exist during the term hereof or at the time of each Advance hereunder, said representation or warranty shall be deemed to be an affirmative covenant by Borrower to take all actions, omit to take such actions or cause such actions to be taken which shall be necessary or desirable to cause such representation or warranty to be true and accurate at all times during the term hereof.

                 (b)      Corporate Existence.  Borrower shall preserve and

         maintain its corporate existence, rights, privileges and franchises in the jurisdiction of its incorporation or organization, and qualify and remain qualified to do business in each other jurisdiction in which such qualification is necessary in view of its business or operations.



                 (c)      Records; Reports.  Borrower covenants with Bank that

         Borrower shall keep Records and prepare financial statements and shall cause to be furnished to Bank the following (all of the foregoing and following which comprise financial statements are to be kept and prepared in accordance with generally accepted accounting principles applied on a basis consistent with the Financials unless FirstCity's certified public accountants concur in any changes therein and such changes are consistent with then applicable GAAP).



                          (i)     As soon as available but not later than

                 ninety (90) days after the close of each fiscal year of

                 FirstCity, a consolidated and consolidating balance sheet of

                 Borrower, J-Hawk Corp. and FirstCity as at the end of, and the

                 related statement of operations, including income statement,

                 for, such year and a reconciliation of capital for such year,

                 all certified on an unqualified basis by a firm of independent certified public accountants selected by FirstCity and

                 acceptable to Bank, in Bank's sole and absolute discretion.



                          (ii)    Concurrently with the delivery of the

                 financial statements described in Section (i) above for fiscal years ending after December 31, 1996:  (A) a certificate of the aforesaid certified public accountants certifying to Bank that based upon their examination of the affairs of FirstCity,

                 Borrower and J-Hawk Corp., performed in connection with the preparation of said financial statements, they are not aware of the occurrence or existence of any condition or event which constitutes an Event of Default or Unmatured Default, or, if they are aware thereof, the nature thereof, and (B) a reliance letter executed by an authorized partner of the aforesaid

                 certified public accountants, in form and substance reasonably acceptable to Bank, and acknowledging that Bank may rely on such financial statements in connection with this Agreement notwithstanding that Bank is not in privity with such

                 certified public accountants in connection with such financial statements.



                          (iii)   As soon as available, but not later than

                 thirty (30) days after the end of each calendar year,

                 financial statements of the UK Trust (which shall be prepared in accordance with accounting principles generally accepted in the United Kingdom), in form and substance reasonably

                 acceptable to Bank, including income statements and balance sheets.

                          (iv)    As soon as available but not later than

                 thirty (30) days after the end of each calendar month

                 hereafter, a consolidated balance sheet of Borrower, J-Hawk and FirstCity as at the end of, and the related statement of operations for, the portion of such Person's fiscal year then elapsed, all certified by the chief financial officer of such

                 Person's to be prepared in accordance with generally accepted accounting principles and to present fairly the financial

                 position and results of operations of such Person for such period.



                          (v)     Concurrently with delivery to its

                 shareholders or any other equity owners or Affiliates of

                 Borrower by FirstCity, copies of all financial and other

                 information delivered by FirstCity to such Persons, including without limitation, its proxy statements and annual reports to stockholders.  Concurrently with delivery to the Securities

                 Exchange Commission ("SEC") by FirstCity, copies of all

                 reports filed by FirstCity with the SEC, including without limitation, all reports on Forms 10K, 10Q or 8K promulgated under the Securities Exchange Act of 1934, as amended.



                          (vi)    Such other data and information (financial

                 and otherwise) as Bank, from time to time, reasonably may

                 request bearing upon or related to the Borrower's or any

                 Guarantor's financial condition and/or results of operations.



                          (vii)   Concurrently with delivery of the Financials

                 required pursuant to Sections 6.2(c)(i) and (iv) hereof, a certificate executed by the President or Chief Financial

                 Officer of Borrower that no Event of Default or Unmatured

                 Default has occurred and is continuing (including but not

                 limited to compliance with the covenants set forth in Section

                 6.1) or if an Event of Default or Unmatured Default has

                 occurred, setting forth the details of such event and the

                 action which Borrower proposes to take with respect thereto.



                 (d)      Insurance.  Borrower, at its sole cost and expense,

         shall keep and maintain: (i) policies of insurance against all hazards and risks ordinarily insured against by other owners or users of properties in similar business or as reasonably requested in writing by Bank; and (ii) public liability insurance relating to Borrower's ownership and use of its assets.  All such policies of insurance shall be in form, with insurers and in such amounts as may be satisfactory to Bank.  Borrower shall deliver to Bank the original (or certified)

         copy of each policy of insurance, and evidence of payment of all premiums for each such policy.  Such policies of insurance (except those of public liability) shall contain an endorsement, in form and substance acceptable to Bank, showing loss payable to Bank.  Such endorsement or an independent instrument furnished to Bank, shall provide that all insurance companies will give Bank at least thirty

         (30) days prior written notice before any such policy or policies of insurance shall be altered or canceled and that no act or default of

         Borrower or any other Person shall affect the right of Bank to recover under such policy or policies of insurance in case of loss or damage.  Borrower hereby directs all insurers under such policies of insurance (except those of public liability) to pay all proceeds payable thereunder directly to Bank.  Borrower, irrevocably, appoints

         Bank (and all officers, employees or agents designated by Bank) as

         Borrower's true and lawful agent and attorney-in-fact for the purpose of making, settling and adjusting claims under such policies of insurance, endorsing the name of Borrower on any check, draft,

         instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect to such policies of insurance.  In the event Borrower at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay any premium in whole or in part relating thereto, then Bank, without waiving or releasing any of Borrower's Obligations or any Event of Default or Unmatured Default

         hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premium and take any other action with respect thereto which Bank deems advisable.  All sums so disbursed by Bank, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be part of Borrower's Liabilities, payable by

         Borrower to Bank on demand.  The Bank shall also have been named as additional insureds with respect to Borrower's liability insurance.



                 (e)      Payment of Charges.  Borrower shall pay promptly,

         when due, all Charges and Borrower shall not permit the Charges to arise or to remain unpaid, and will promptly discharge the same.  In the event Borrower, at any time or times hereafter, shall fail to pay the Charges or to obtain such discharges as required herein, Borrower shall so advise Bank thereof in writing.  Bank may, without waiving or releasing any of Borrower's Obligations or any Event of Default or

         Unmatured Default hereunder, in its sole and absolute discretion, at any time or times thereafter, make such payment, or any part thereof,

         or obtain such discharge and take any other action with respect thereto which Bank deems advisable.  All sums so paid by Bank and any expenses, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be part of Borrower's

         Liabilities, payable by Borrower to Bank on demand.  Notwithstanding the foregoing, Borrower may permit or suffer the Charges to attach to

         Borrower's assets and may dispute, without prior payment thereof, the

         Charges, on the conditions that (i) Borrower, in good faith, shall be contesting the same in an appropriate proceeding diligently pursued,

         (ii) enforcement thereof against any assets of Borrower shall be stayed and (iii) appropriate reserves therefor shall have been established on the Records of Borrower in accordance with GAAP.  In the event Borrower, at any time or times hereafter, shall fail to pay the Charges required herein, Borrower shall so advise Bank thereof in writing; Bank may, without waiving or releasing any of Borrower's

         Obligations or any Event of Default or Unmatured Default hereunder, in its sole and absolute discretion, at any time or times thereafter,

         make such payment, or any part thereof, and take any other action with respect thereto which Bank deems, in its sole and absolute discretion, advisable. All sums so paid by Bank and any expenses, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be part of Borrower's Obligations, payable by

         Borrower to Bank on demand.



                 (f)      Pay Debts.  Borrower shall pay or discharge or

         otherwise satisfy all Indebtedness at or before maturity or before the same becomes delinquent, provided that Borrower shall not be required to pay any Indebtedness while the same is being contested by it in good faith and by appropriate proceedings so long as Borrower shall have set aside on its books reserves in accordance with generally accepted accounting principles with respect thereto and title to any property of Borrower is not jeopardized.



                 (g)      Compliance with Laws.  Borrower shall comply with all

         laws, rules, regulations and governmental orders (federal, state and local), including all Environmental Laws, having applicability to it or to the business or businesses at any time conducted by it, where the failure to so comply would have a material adverse effect, either individually or in the aggregate, on the business, condition

         (financial or otherwise) and assets, operations or prospects of

         Borrower.



                 (h)      Perform Obligations.  Borrower shall duly and

         punctually pay and perform each of its obligations under this

         Agreement and the Other Agreements in accordance with the terms thereof.



                 (i)      Management.  As of the date hereof and at all times

         during the term hereof either (i) both of James Hawkins and James

         Sartain, or (ii) either James Hawkins or James Sartain and either of

         Matthew Landry or Rick R. Hagelstein  shall be employed full-time with

         FirstCity and shall be responsible for the day to day management of

         FirstCity.



         6.3     Negative Covenants.  Borrower warrants and represents to and covenants with Bank that Borrower, FirstCity or J-Hawk Corp., as the case may be, shall not, without Bank's prior written consent, which Bank may or may not give in its sole and absolute discretion, concurrently or hereafter do any of the following:



                 (a)      Sell or Encumber Assets. Borrower shall not grant a

         security interest in, assign, sell or transfer any of its assets to any Person nor permit, grant, or suffer a lien, claim or encumbrance upon any of its assets, except the Permitted Liens.



                 (b)      Attachment. Neither Borrower nor FirstCity nor J-Hawk

         Corp. shall permit or suffer any levy, attachment or restraint to be made affecting any of its assets;



                 (c)      Receiver. Neither Borrower nor FirstCity nor J-Hawk

         Corp. shall permit or suffer any receiver, trustee or assignee for the benefit of creditors, or any other custodian to be appointed to take possession of all or any of its assets other than a custodian pursuant to a voluntary custodial agreement entered into to perfect a security interest;



                 (d)      Amend Organizational Documents; Business Objectives.

         Borrower shall not make any change: (i) in its articles of incorporation, by-laws or capital structure, (ii) in any of its business objectives, purposes and operations, including by undertaking additional business activities.  The Borrower, FirstCity and J-Hawk

         Corp. will not engage in any business not of the same general type as those conducted by them on the date hereof;



                 (e)      Merge.  Borrower shall not merge or consolidate with,

         acquire (or sell Borrower to) any Person, whether by sale of assets or sale or exchange of stock or purchase, lease, or otherwise (except in the ordinary course of business), acquire all or any substantial part of the property or assets of any Person, or purchase, lease or otherwise acquire property or net assets in excess of $500,000 in any

         Fiscal Year.



                 (f)      Redeem Stock.  Borrower shall not redeem, retire,

         purchase or otherwise acquire, directly or indirectly, any of its

         Stock or other evidence of ownership interest or any other corporation or partnership or any subordinated debt of any Loan Party;



                 (g)      Adverse Transactions.  Borrower shall not enter into

         any transaction which materially and adversely affects Borrower's ability to repay Borrower's Liabilities or any other Indebtedness.

         Neither FirstCity nor J-Hawk Corp. shall enter into any transaction which materially and adversely affects its ability to satisfy its obligations under any Loan Document;



                 (h)      Investments.  Borrower shall not make any investment

         in the Stock or obligations of any Person, except in the ordinary course of its business .



                 (i)      Dividends; Payment of Fees, etc.  At any time during

         the term hereof, without Bank's prior written consent which may be withheld in Bank's sole and absolute discretion, Borrower shall not:

         (i) make any distributions or pay any dividends or make any distributions of property or assets with respect to its stock; (ii)

         pay any director's fees or any salaries to any director or shareholder unless such shareholder or director is directly and actively employed by Borrower, FirstCity or J-Hawk Corp.; or (iii) make any loans,

         advances and/or extensions of credit to any Affiliate.



                 (j)      Agreements with Affiliates.  Attached hereto as

         Exhibit G ("AGREEMENTS WITH AFFILIATES"), is a true, accurate and complete schedule of all service agreements or other agreements between Borrower and its Affiliates.  Bank hereby expressly consents to the performance by Borrower of said agreements as in effect on the date hereof.  Except in the ordinary course of business, Borrower shall not enter into any other transactions with any Affiliate,

         including, without limitation, agreements for the purchase, sale or exchange of property or the rendering of any services to or by any Affiliate, or enter into, assume or suffer to exist any employment, management, administration, advisory or consulting contract with any Affiliate or, in each of the foregoing cases, with any officer, director or partner of any Affiliate (or a spouse or other relative of any of them).



                 (k)      Indebtedness.  Borrower shall not contract, create,

         incur, assume or suffer to exist any Indebtedness; except for (x) the

         Loans, (y) Indebtedness existing on the date hereof and reflected on the Financials of the Borrower delivered on such date and (z)

         unsecured trade payables to parties other than Affiliates incurred in the ordinary course of business that do not exceed, in the aggregate at any time outstanding, $100,000.



                 (l)      Guaranty Debt.  Except as contemplated herein,

         Borrower shall not guaranty or otherwise, in any way, become liable with respect to the obligations or liabilities of any other Person except in the ordinary course of its business, including, without limitation, by agreement to (i) maintain net worth or working capital,

         (ii) purchase the obligations or property of any such Person, or to furnish funds to any such Person, directly or indirectly, through the purchase of goods, supplies or services, in any such case with the intent to provide such a guaranty or otherwise become so liable, or

         (iii) obtain upon its credit the issuance of any letter or letters of credit for the obligations of any such Person, provided that the foregoing limitations shall not apply to endorsement of instruments or items of payment for deposit or collection in the ordinary course of business.



                 (m)      Pay Indebtedness.  Except in the ordinary course of

         business, Borrower shall not defease, prepay, repay, purchase, redeem or otherwise acquire any of its Indebtedness for borrowed money, other than (i) payments to Cargill or (ii) payments of Indebtedness to

         Affiliates expressly permitted pursuant to a subordination agreement applicable thereto.



                 (n)      Issue Power of Attorney. Except pursuant to this

         Agreement, the Other Agreements and the agreements, documents and instruments evidencing the loans from Cargill to Borrower, J-Hawk

         Corp. and FirstCity, Borrower shall not issue any power of attorney or other contract or agreement giving any Person power or control over the day-to-day operations of Borrower's business.



                 (o)      Amendment of Credit Agreements. Except in the

         ordinary course of business, neither Borrower, the UK Trust nor any of their respective subsidiaries, shall amend, modify or extend any note,

         credit agreement, security agreement or other document, instrument of agreement evidencing or securing Indebtedness of such entity, without in each case Bank's prior written consent.



         6.4     Required Notices.  In addition to those notices required

elsewhere in this Agreement, Borrower shall notify Bank promptly after obtaining knowledge of:

                 (a)      except as otherwise previously disclosed, any event

         or occurrence which Borrower has determined has caused a material loss or decline in value of the Assets due to casualty or any other adverse occurrence and the estimated (or actual, if available) amount of such loss or decline;



                 (b)      the institution of any suit or administrative

         proceeding which, if determined adversely to Borrower, is reasonably likely to adversely affect the operations, financial condition or business of Borrower;



                 (c)      Borrower's becoming subject to any Charge,

         restriction, judgment, decree or order which materially and adversely affects it business operations, property, assets or financial condition;



                 (d)      the commencement of any lockout, strike or walkout

         relating to any labor contract to which Borrower is a party;



                 (e)      as soon as possible and in any event within five (5)

         days after Borrower shall have obtained knowledge of the occurrence of an Event of Default or Unmatured Default, the written statement of the chief financial officer of Borrower setting forth the details of such event and the action which Borrower proposes to take with respect thereto.



         6.5     Inspections and Audit of Records.  Bank (by any of its

officers, accountants, employees and/or agents) shall have the right, at any time or times during normal business hours, after not less than two (2)

Business Days prior notice (unless an Unmatured Default or Event of Default then exists, in which event no notice shall be required) to inspect the Records and other Assets of Borrower (and the premises upon which it is located) and to verify the amount and condition of or any other matter relating to the Records and other Assets.  In addition to the foregoing right, Bank (by any of its officers, employees or agents) shall have the right, at any time or times during normal business hours, after at least two (2) Business Days prior notice

(unless an Event of Default or Unmatured Default has occurred and is continuing in which event no prior notice shall be required) to perform field audits of

Borrower's books and records, at Borrower's sole cost and expense.

         6.6     Location of Records.  Borrower hereby warrants and represents to and covenants with Bank that the offices and/or locations where Borrower keeps the Records are at the locations specified on Exhibit H hereto.  Borrower has no other offices or locations and Borrower shall not remove such Records therefrom and shall not keep any such Records at any other office or location unless Borrower gives Bank notice thereof at least thirty (30) days prior thereto and the same is within the continental United States of America.

Borrower, by written notice delivered to Bank at least thirty (30) days prior thereto, shall advise Bank of Borrower's opening or acquisition of any new office, place of business or place where any of the Records are to be stored or kept, or its closing of any then existing office, place of business or place where any of the Records are to be stored or kept and any new office or place of business shall be within the continental United States of America.



         6.7     Audit Records.  In addition to the right to inspect set forth herein, Bank (by any of its officers, accountants, employees and/or agents)

shall have the right to audit the books and Records of Borrower.  Borrower will allow Bank and its officers, directors and agents to discuss with Borrower's outside auditors Borrower's Financials and financial condition.



         6.8     Costs of Audit.  All reasonable costs, fees and expenses

incurred by Bank, or for which Bank becomes obligated, in connection with any inspection, verification or audit shall constitute part of Borrower's

Liabilities, payable by Borrower to Bank on demand therefor and any amount not paid on demand shall bear interest at the Default Rate.



         6.9     Payment of Claims.  Bank, in its sole and absolute discretion,

without waiving or releasing any of the Borrower's Liabilities or Borrower's

Obligations or any Event of Default, may at any time or times hereafter, but shall be under no obligation to, pay, acquire and/or accept an assignment of any security interest, lien, encumbrance or claim asserted by any Person against the Assets of Borrower.  All sums paid by Bank in respect thereof and all reasonable Costs relating thereto incurred by Bank or for which Bank becomes obligated on account thereof shall be part of the Borrower's

Liabilities payable by Borrower to Bank on demand and any amount not paid on demand shall bear interest at the Default Rate.



7        DEFAULT



         7.1     Events of Default.  The occurrence of any one of the following events shall constitute a default ("EVENT OF DEFAULT") under this Agreement:



                 (a)      If Borrower fails or neglects to perform, keep or

         observe any of Borrower's Obligations and the same is not cured within thirty (30) days after Lender gives Borrower notice of such Default;

         provided, however, that a breach of any of the provisions, terms,

         conditions or covenants contained in Sections 6.2(d), 6.2(i), 6.3 and

         6.4 shall automatically be an Event of Default without any notice or cure period.



                 (b)      If any representation, warranty or material

         statement, report or certificate made or delivered by any Loan Party,

         or any of its directors, officers, authorized employees or agents, to

         Bank is not true and correct;



                 (c)      If Borrower fails to pay any of Borrower's

         Liabilities, when due and payable or declared due and payable and the same is not cured within five (5) days after Lender gives Borrower notice of such default provided however, that Interest shall accrue at the Default Rate commencing immediately after non-payment;



                 (d)      If any of Borrower's Assets or the assets of any Loan

         Party, or any portion thereof are attached, seized, subjected to a writ of distress warrant, or are levied upon, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors and the same is not terminated or dismissed within sixty (60) days thereafter;



                 (e)      If a petition under any section or chapter of the

         United States Bankruptcy Code or any similar law or regulation shall be filed by any Loan Party or if any Loan Party shall make an assignment for the benefit of its creditors or if any case or proceeding is filed by any Loan Party for its dissolution or liquidation;



                 (f)      If any Loan Party is enjoined, restrained or in any

         way prevented by court order from conducting all or any material part of its business affairs or if a petition under any section or chapter of the United States Bankruptcy Code or any similar law or regulation is filed against any Loan Party or if any case or proceeding is filed against any Loan Party for its dissolution or liquidation and such injunction, restraint or petition is not dismissed or stayed within sixty (60) days after the entry or filing thereof;



                 (g)      If an application is made by any Loan Party for the

         appointment of a receiver, trustee or custodian for any of its assets other than a custodian pursuant to a voluntary custodial agreement entered into to perfect a security interest;



                 (h)      If an application is made by any Person other than a

         Loan Party for the  appointment of a receiver, trustee, or custodian for any of its Assets and the same is not dismissed within sixty (60)

         days after the application therefor;



                 (i)      If a notice of any Charge is filed of record with

         respect to all or any of any Loan Party's assets, or if (except as permitted in Section 6.2 (e) above) any Charge becomes a lien or encumbrance upon any of its assets and the same is not released within sixty (60) days after the same becomes a lien or encumbrance;



                 (j)      If any Loan Party is in default in the payment of any

         Indebtedness (other than Borrower's Liabilities) and such default is not cured within the time, if any, specified therefor in any agreement governing the same and such default permits any holder or holders of such Indebtedness (or a trustee, agent or other representative on behalf of such holder or holders) to cause any of such Indebtedness evidenced thereby to become due prior to its stated maturity or if any of such Indebtedness so becomes due prior to its stated maturity;



                 (k)      The occurrence of a default or Event of Default or

         Unmatured Default under any agreement, instrument and/or document executed and delivered by any Guarantor to Bank, which is not cured within the time, if any, specified therefor in such agreement,

         instrument or document or any of the Loan Documents shall fail to grant to Bank on behalf of the Bank the lien or other security interest (if any) intended to be created thereby or any Loan Party thereto shall assert that it is not liable with respect thereto; or

         any Guarantor shall assert that it is not liable as a guarantor or otherwise under its guarantee agreement executed in connection herewith;

                 (l)      The occurrence of an Event of Default under any of

         the Other Agreements, which is not cured within the time, if any,

         specified therefor in such Other Agreement;



                 (m)      If Borrower issues to or transfers to any Person, any

         stock of Borrower, or any Person other than J-Hawk Corp. is a shareholder of the Borrower, or any Person other than FirstCity is a shareholder of J- Hawk Corp.;



                 (n)      If any final non-appealable judgment for the payment

         of money in excess of $250,000 (after giving effect to any amount covered by insurance as to which the insurer shall not have defied or questioned its obligation to pay) shall be rendered against the

         Borrower or Guarantors; or final judgment for the payment of money in excess of $250,000 shall be rendered against any Loan Party and the same shall remain undischarged for a period of thirty (30) days during which execution shall not be effectively stayed or diligently contested in good faith by appropriate proceedings;



                 (o)      If Borrower or any ERISA Affiliate (1) shall effect a

         complete or partial withdrawal (as defined in ERISA Sections 4203 or

         4205) from a Multiemployer Plan, if such withdrawal could subject either the Borrower or any ERISA Affiliate to liability; (2) shall fail to pay when due an amount that is payable by it to the PBGC or to an Employee Benefit Plan; (3) has instituted against it by a fiduciary of any Multiemployer Plan an action to enforce ERISA Section 515 and such proceedings shall not have been dismissed within thirty (30) days thereafter; (4) has imposed against it any tax under Code Section

         4980B(a); (5) has assessed against it by the Secretary of Labor a civil penalty with respect to any Employee Benefit Plan under ERISA

         Section 502(c) or 502(l); (6) shall apply for a waiver of the minimum funding standards of the Code; or (7) shall permit any other event or condition to occur or exist with respect to an Employee Benefit Plan that could subject either the Borrower or any ERISA Affiliate to liability;



                 (p)      A default by Borrower shall occur under any

         agreement, document or instrument (other than this Agreement or any of the other Loan Documents) now or hereafter existing, to which Borrower is a party and the effect of such default is reasonably likely to have a material adverse effect on the financial conditions or business operations of Borrower;



                 (q)      If any Loan Party is in default in the payment of any

         Indebtedness for borrowed money in an aggregate principal amount outstanding in excess of $25,000 under any agreement (other than the

         Loan Documents), or is in breach of any agreement evidencing such

         Indebtedness (other than any Loan Document) and the effect of such default or breach, as the case may be, is to enable the holder thereof then to accelerate the maturity of such Indebtedness, unless the same is waived or otherwise ceases to exist; or

                 (r)      If any Loan Party dissolves, liquidates, or fails to

         maintain its corporate existence.



         7.2     Remedies Cumulative.  All of Bank's rights and remedies under this Agreement and the Other Agreements are cumulative and non-exclusive.



         7.3     Acceleration.  Upon the occurrence an Event of Default and the continuation thereof, without notice by Bank to or demand by Bank to Borrower,

Bank shall have no further obligation to and may then forthwith cease advancing monies, extending credit or issuing letters of credit to or for the benefit of

Borrower under this Agreement and the Other Agreements.  Upon an Event of

Default, without notice by Bank to or demand by Bank to Borrower, Borrower's

Liabilities shall be due and payable, forthwith.



         7.4     Remedies.  Upon the occurrence of an Event of Default and the continuation thereof, Bank, in its sole and absolute discretion, may exercise any and all rights and remedies that it may have under the other Loan

Documents, at law or in equity.



         7.5     Injunctive Relief. Borrower recognizes that in the event

Borrower fails to perform, observe or discharge any of Borrower's Obligations,

no remedy of law will provide adequate relief to Bank, and agrees that Bank shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.



         7.6     Advances During Unmatured Default.  Upon the occurrence of any

Unmatured Default or Event of Default, Bank shall not be obligated to make any

Advances; provided that, nothing contained herein shall prohibit Bank from making any Advances.



         7.7     Enforcement During Unmatured Default.  Upon the occurrence and during the existence of any Unmatured Default, notwithstanding that the Loan has not yet been accelerated, Bank, if it determines that the payment of

Borrower's Liabilities is jeopardized, may enforce such of its rights and remedies under this Article as Bank deems necessary or proper.



         7.8     Consent Does Not Create Custom.  No authorization given by

Bank pursuant to this Agreement or the Other Agreements to sell any specified portion of a Loan Party's assets or any items thereof, and no waiver by Bank in connection therewith shall establish a custom or constitute a waiver of the prohibition contained in this Agreement against such sales, with respect to any portion of such Loan Party's assets or any item thereof not covered by said authorization.



         7.9     Defenses.  Pursuant to the terms hereof Borrower has

covenanted and agreed to cause FirstCity, J-Hawk Corp. and other Persons to take or to refrain from taking some action.  It shall not be a defense to

Borrower's default under the terms hereof that Borrower did not have the legal authority or capacity to cause or permit such action or occurrence.

8        CONDITIONS PRECEDENT TO DISBURSEMENT



         8.1     Checklist Items. The obligation of Bank to make the Loan to

Borrower is subject to the condition precedent that, in addition to satisfaction of the conditions set forth in Sections 8.2 and 8.3, Bank shall have received, prior to the first disbursement of the proceeds of any of the

Loan hereunder all documents, instruments, agreements, notes, evidences of

Borrower's authority, and all other instruments as Bank may reasonably request,

including but not limited to all items on the Documentation Checklist,

delivered by Bank to Borrower prior to the date hereof.



         8.2     Necessary Actions.  The obligation of Bank to make the Loan to

Borrower is subject to the further condition precedent that all proceedings taken in connection with the transactions contemplated by this Agreement, and all instruments, authorizations and other documents applicable thereto, shall be reasonably satisfactory in form and substance to Bank and its counsel.



         8.3     Conditions Precedent.  In addition to the foregoing, prior to

Bank making of any and all Loans hereunder, all of the following shall have been satisfied in a manner satisfactory to Bank:



                 (a)      no change in the condition or operations, financial

         or otherwise, of Borrower or any Guarantor or the UK Trust shall have occurred which change, in the sole credit judgment of Bank, may have a material adverse effect on Borrower or any Guarantor;



                 (b)      no litigation shall be outstanding or have been

         instituted or threatened which Bank determines to be material against

         Borrower or any Guarantor;



                 (c)      all of the representations and warranties of Borrower

         set forth in this Agreement and each of the Other Agreements to which

         Borrower or any Guarantor as a party shall be true and correct on the date of the contemplated Loan to the same extent as originally made on such date; and



                 (d)      no Event of Default or Unmatured Default shall exist

         or be continuing.



9        GENERAL



         9.1     Compliance with ERISA.



                 (a)      Representations and Warranties.  Borrower hereby

         represents and warrants that:



                          (i)     Exhibit I hereto describes the Employee

                 Benefit Plans to which Borrower or any of its ERISA Affiliates may have obligations;

                          (ii)    each Employee Benefit Plan of Borrower or any

                 of its ERISA Affiliates is in compliance in all material

                 respects with its terms and with the applicable provisions of

                 ERISA, the Code and all other statutes and regulations

                 applicable thereto and each such Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so

                 qualified, and each trust related to any such Employee Benefit

                 Plan has been determined to be exempt from federal income tax under Section 501(a) of the Code;



                          (iii)   neither Borrower nor any of its ERISA

                 Affiliates maintains or contributes to any Employee Benefit

                 Plan with an actuarial present value of projected benefit

                 obligations that exceeds the fair market value of net assets available for such benefits, calculated on the basis of the actuarial assumptions specified in the most recent actuarial valuation for such Employee Benefit Plan, and no such Employee

                 Benefit Plan provides for subsidized early retirement benefits that could materially adversely affect the funded status of such Employee Benefit Plan or Employee Benefit Plans in the event of a reduction in force or plant closing;



                          (iv)    with respect to each Employee Benefit Plan

                 that is a "defined benefit plan," as defined in Section 3(35)

                 of ERISA, the assets of each such Employee Benefit Plan are equal to or greater than the accrued benefits of the

                 participants and beneficiaries thereunder, as determined

                 pursuant to the actuarial methods and assumptions utilized by the PBGC in the event of a plan termination;



                          (v)     neither Borrower nor any of its ERISA

                 Affiliates sponsors, maintains, participates in or contributes to any employee welfare benefit plan within the meaning of

                 Section 3(1) of ERISA that provides benefits to employees

                 after termination of employment other than as required by

                 Section 601 of ERISA; as such, neither Borrower nor any of its

                 ERISA Affiliates are currently or will in the future be

                 subject to the accounting recognition and disclosure standards of Statement of Financial Accounting Standards No. 106 (FASB

                 106);



                          (vi)    neither Borrower nor any of its ERISA

                 Affiliates has breached any of the responsibilities,

                 obligations, or duties imposed on them by ERISA or the

                 regulations promulgated thereunder with respect to any

                 Employee Benefit Plan;



                          (vii)   neither Borrower nor any ERISA Affiliate has

                 (i) failed to make a required contribution or payment to a

                 Multiemployer Plan or (ii) made or expects to make a complete or partial withdrawal under Sections 4203 or 4205 of ERISA from a Multiemployer Plan;

                          (viii)  at the date hereof, the aggregate potential

                 withdrawal liability payment, as determined in accordance with

                 Title IV of ERISA, of the Borrower and any ERISA Affiliates

                 with respect to all Employee Benefit Plans that are

                 Multiemployer Plans does not exceed $50,000 and, to the best of Borrower's and its ERISA Affiliate's knowledge, no

                 Multiemployer Plan is in reorganization or insolvent within the meaning of Sections 4241 or 4245 of ERISA.



                          (ix)    neither Borrower nor any ERISA Affiliate has

                 failed to make a required installment or any other required payment under Section 412 of the Code on or before the due date for such installment or other payment;



                          (x)     neither Borrower nor any ERISA Affiliate is

                 required to provide security to an Employee Benefit Plan under

                 Section 401(a)(29) of the Code due to an Employee Benefit Plan

                 amendment that results in an increase in current liability for the plan year;



                          (xi)    no liability to the PBGC has been, or is

                 expected by Borrower or any ERISA Affiliate to be, incurred by

                 Borrower or any ERISA Affiliate, other than the payment of premiums, and there are no premium payments that have became due and which are unpaid;



                          (xii)   no events have occurred in connection with

                 any Employee Benefit Plan that might constitute grounds for the termination of any such Employee Benefit Plan by the PBGC or for the appointment by any United States District Court of a trustee to administer any such Employee Benefit Plan;



                          (xiii)  no Reportable Event has, in the case of any

                 Employee Benefit Plan maintained by Borrower or an ERISA

                 Affiliate other than a Multiemployer Plan, occurred and is continuing, or to the best of Borrower's knowledge, has

                 occurred and is continuing in the case of any such Employee

                 Benefit Plan that is a Multiemployer Plan;



                          (xiv)   no Employee Benefit Plan maintained by the

                 Borrower or an ERISA Affiliate had an Accumulated Funding

                 Deficiency, whether or not waived, as of the last day of the most recent fiscal year of such Employee Benefit Plan or, in the case of any Multiemployer Plan, as of the most recent

                 fiscal year of such Multiemployer Plan for which the annual reports of such Multiemployer Plan's actuaries and auditors have been received; and



                          (xv)    neither Borrower nor any ERISA Affiliate has

                 engaged in a Prohibited Transaction prior to the date hereof,

                 and the execution, delivery, and carrying out of this

                 Agreement will not involve any non-exempt Prohibited

                 Transactions (within the meaning of Part 4 of Subtitle B of

                 Title I
                 of ERISA) or any transaction in connection with which a tax could be imposed pursuant to Section 4975 of the Code.



                 (b)      ERISA Reports.  Borrower shall:



                          (i)     as soon as possible, and in any event within

                 fifteen (15) Business Days, after Borrower or an ERISA

                 Affiliate knows or has reason to know that, regarding any

                 Employee Benefit Plan with respect to the Borrower or an ERISA

                 Affiliate, a Prohibited Transaction or a Reportable Event has

                 occurred (whether or not the requirement for notice, if

                 applicable, of such Reportable Event has been waived by the

                 PBGC), deliver to the Bank a certificate of a responsible

                 officer of the Borrower setting forth the details of such

                 Prohibited Transaction or Reportable Event, the action that the Borrower proposes to take with respect thereto, and, when known, any action taken or threatened by the Internal Revenue

                 Service, Department of Labor, or PBGC;



                          (ii)    upon request of the Bank made from time to

                 time, deliver to the Bank a copy of the most recent actuarial report, funding waiver request, and annual report filed with respect to any Employee Benefit Plan maintained by Borrower or an ERISA Affiliate;



                          (iii)   upon request of the Bank made from time to

                 time, deliver to the Bank a copy of any Employee Benefit Plan sponsored, contributed to, participated in or maintained by the Borrower or any ERISA Affiliate; and



                          (iv)    as soon as possible, and in any event within

                 ten (10) Business Days, after it knows or has reason to know that any of the following have occurred with respect to any

                 Employee Benefit Plan maintained, or contributed to, by

                 Borrower or an ERISA Affiliate, deliver to the Bank a

                 certificate of a responsible officer of Borrower setting forth the details of the events described in (a) through (l) and the action that the Borrower or any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notice or filing from the PBGC or other agency of the United States government with respect to such of the events described in (a)

                 through (l):  (a) any Employee Benefit Plan has been

                 terminated; (b) the Plan Sponsor intends to terminate any

                 Employee Benefit Plan; (c) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate any such Employee Benefit Plan or to appoint a trustee to

                 administer such Employee Benefit Plan, or the Borrower or any

                 ERISA Affiliate receives a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; (d) Borrower or any ERISA Affiliate withdraws from any Employee Benefit Plan, or notice of any withdrawal liability is received by Borrower or any ERISA

                 Affiliate; (e) any Employee Benefit Plan has received an

                 unfavorable determination letter from
                 the Internal Revenue Service regarding the qualification of the Employee Benefit Plan under Section 401(a) of the Code;

                 (f) the Borrower or any ERISA Affiliate fails to make a

                 required installment or any other required payment under

                 Section 412 of the Code on or before the due date for such installment or payment or has applied for a waiver of the

                 minimum funding standard under Section 412 of the Code; (g)

                 the imposition of any tax under Code Section 4980B(a) or the assessment by the Secretary of Labor of a civil penalty under

                 Sections 502(c) or 502(l) of ERISA; (h) there is a partial or complete withdrawal (as described in ERISA Section 4203 or

                 4205) by the Borrower or any ERISA Affiliate from a

                 Multiemployer Plan; (i) the Borrower or any ERISA Affiliate is

                 in "DEFAULT" as defined in ERISA Section 4219(c)(5)) with

                 respect to payments to a Multiemployer Plan required by reason of its complete or partial withdrawal from such Employee

                 Benefit Plan; (j) a Multiemployer Plan is in "REORGANIZATION"

                 or is "INSOLVENT" (as described in Title IV of ERISA) or such

                 Multiemployer Plan intends to terminate or has terminated

                 under Section 4041A of ERISA; (k) the institution of a

                 proceeding by a fiduciary of a Multiemployer Plan against the

                 Borrower or any ERISA Affiliate to enforce Section 515 of

                 ERISA; or (1) the Borrower or any ERISA Affiliate has

                 increased benefits under any existing Employee Benefit Plan or commenced contributions to an Employee Benefit Plan to which

                 Borrower or any ERISA Affiliate was not previously

                 contributing.  For purposes of this Section, the Borrower

                 shall be deemed to have knowledge of all facts known by the

                 Plan Administrator of any Employee Benefit Plan of which

                 Borrower or any ERISA Affiliate is the Plan Sponsor.



                 (c)      Compliance with ERISA.  Borrower and its ERISA

         Affiliates will not (i) establish, maintain, or operate any Employee

         Benefit Plan that is not in compliance in all material respects with the provisions of ERISA, the Code, and all other applicable laws, and the regulations and interpretations thereunder; (ii) allow to exist any Accumulated Funding Deficiency with respect to any Employee

         Benefit Plan, whether or not waived; (iii) terminate any Employee

         Benefit Plan or withdraw or effect a partial or complete withdrawal

         (as described in ERISA Section 4203 or 4205) from any Multiemployer

         Plan, if such termination or withdrawal could subject the Borrower or any ERISA Affiliate to liability; (iv) fail to make any required installment or any other payment required under Section 412 of the

         Code on or before the due date for such installment or other payment;

         (v) amend any Employee Benefit Plan so as to result in an increase in current liability for the plan year such that Borrower or any ERISA

         Affiliate is required to provide security to such Employee Benefit

         Plan under Section 401(a)(29) of the Code; (vi) fail to make any contribution or payment to any Multiemployer Plan which Borrower or any ERISA Affiliate may be required to make under any agreement relating to such Multiemployer Plan; (vii) enter into any Prohibited

         Transaction for which a class exemption is not available or a private exemption previously has not been obtained from the Department of

         Labor; (viii) permit the occurrence of any Reportable Event, or any other event or condition, which could subject either the Borrower or any

         ERISA Affiliate to liability; or (ix) allow or permit to exist any other event or condition known or that reasonably should be known to

         Borrower which event or condition could subject either the Borrower or any ERISA Affiliate to liability.



                 (d)      Definitions.  For purposes of this Section 9.1, the

         following definitions shall apply:



                          (i)     "ACCUMULATED FUNDING DEFICIENCY" shall have

                 the meaning assigned to that term in Section 302 of ERISA.



                          (ii)    "CODE" shall mean the Internal Revenue Code

                 of 1986, as amended.



                          (iii)   "EMPLOYEE BENEFIT PLAN" shall mean an

                 employee benefit plan within the meaning of Section 3(3) of

                 ERISA that is maintained, sponsored, participated in or

                 contributed to by the Borrower or any ERISA Affiliate.



                          (iv)    "ERISA" shall mean the Employee Retirement

                 Income Security Act of 1974, as amended from time to time, or any successor thereto.



                          (v)     "ERISA AFFILIATE" shall mean any corporation,

                 trade or Business that is, along with Borrower, a member of a controlled group of trades or businesses, or a member of any group of organizations, within the meaning of Sections 414(b),

                 (c), (m) or (o) of the Code, and any regulations thereunder.



                          (vi)    "MULTIEMPLOYER PLAN" shall mean any plan

                 described in Section 3(37) or 4001(a)(3) of ERISA to which contributions are or have been made by the Borrower or any

                 ERISA Affiliate.



                          (vii)   "PBGC" shall mean the Pension Benefit

                 Guaranty Corporation or any governmental body succeeding to its functions.



                          (viii)  "PLAN Administrator" shall have the meaning

                 assigned to it in Section 3(16)(A) of ERISA.



                          (ix)    "PLAN SPONSOR" shall have the meaning

                 assigned to it in Section 3(16)(B) of ERISA.



                          (x)     "PROHIBITED TRANSACTION" shall mean a

                 transaction that is prohibited under Code Section 4975 or

                 ERISA Section 406 and not exempt under Code Section 4975 or

                 ERISA Section 408.



                          (xi)    "REPORTABLE EVENT" shall mean (a) an event

                 described in Section 4043(c), 4068(a), or 4063(a) of ERISA or

                 in the regulations thereunder, (b) receipt of a notice of

                 withdrawal liability with respect to a Multiemployer Plan

                 pursuant to Section 4202 of ERISA, (c) an event requiring the Borrower or any ERISA Affiliate to provide security for an Employee Benefit Plan under Code Section

                 401(a)(29), (d) any failure to make payments required by Code

                 Section 412(m), (e) the withdrawal of the Borrower or any

                 ERISA Affiliate from an Employee Benefit Plan in which it is a

                 "SUBSTANTIAL EMPLOYER" as defined in Section 4001(a)(2) of

                 ERISA, (f) the institution of proceedings to terminate an

                 Employee Benefit Plan by the PBGC, or (g) the filing of a

                 notice to terminate an Employee Benefit Plan or the treatment of an amendment of an Employee Benefit Plan as a termination under Section 4041 of ERISA.



         9.2     Costs.  Borrower hereby agrees that it shall reimburse Bank on demand, as part of Borrower's Obligations, for any and all Costs and any amount not paid on demand shall bear interest at the Default Rate.



         9.3     Statement.  Each statement of account by Bank delivered to

Borrower relating to Borrower's Liabilities shall be presumed correct and accurate and shall constitute an account stated between Borrower and Bank unless Bank subsequently corrects such statement of its own volition or, within thirty (30) days after Borrower's receipt of said statement, Borrower delivers to Bank, by registered or certified mail addressed to Bank at the address specified in Section 9.4, written objection thereto specifying the error or errors, if any, which Borrower asserts are contained in any such statement.



         9.4     Notices.  Any and all notices given in connection with this

Agreement shall be deemed adequately given only if in writing (which term, for all purposes of this Agreement and the other Loan Documents, shall include telecopy) and addressed to the party for whom such notices are intended at the address set forth below.  All notices shall be sent by personal delivery,

Federal Express or other over-night messenger service, first class registered or certified mail, postage prepaid, return receipt requested or by other means at least as fast and reliable as first class mail.  A written notice shall be deemed to have been given to the recipient party on the earlier of (a) the date it shall be delivered to the address required by this Agreement; (b) the date delivery shall have been refused at the address required by this Agreement; or

(c) with respect to notices sent by mail, the date as of which the postal service shall have indicated such notice to be undeliverable at the address required by this Agreement.  Any and all notices referred to in this Agreement,

or which either party desires to give to the other, shall be addressed as follows:



         IF TO BORROWER:              J-Hawk International Corporation

                                      6400 Imperial Drive

                                      P.O. Box 8216

                                      Waco, Texas  76714

                                      Attn:  James Holmes

                                      Telecopy:  254-751-7648

         WITH A COPY TO:              Vander Woude & Istre, P.C.

                                      510 N. Valley Mills Drive

                                      Suite 308

                                      Waco, Texas  76710

                                      Attn:  Richard Vander Woude, Esq.

                                      Telecopy:  254-751-7725



         IF TO BANK:                  Bank of Scotland

                                      565 Fifth Avenue

                                      New York, New York 10017

                                      Attn:  Loans Administration

                                      Telecopy:  212-557-9460



         WITH A COPY TO:              Sachnoff & Weaver, Ltd.

                                      Suite 2900

                                      30 South Wacker Drive

                                      Chicago, Illinois 60606

                                      Attn:  Frank Ballantine, Esq.

                                      Telecopy:  312-207-6400



                                             and to



                                      Bank of Scotland

                                      Chicago Representative Office

                                      181 West Madison Street

                                      Suite 3525

                                      Chicago, Illinois 60602

                                      Attn:  James Halley

                                      Telecopy:  312-263-1143



The above addresses may be changed by notice of such change, mailed as provided herein, to the last address designated.



         9.5     Modification.  This Agreement and the other Loan Documents may not be modified, altered or amended except by an agreement in writing signed by

Borrower and Bank.  Borrower may not sell, assign or transfer this Agreement or the Other Agreements or any portion thereof, including, without limitation,

Borrower's rights,  titles, interests, remedies, powers and/or duties hereunder or thereunder.  Borrower hereby consents to Bank's sale, assignment, transfer or other disposition, at any time and from time to time hereafter, of this

Agreement or the Other Agreements, or of any portion thereof or participation therein, including, without limitation, Bank's rights, titles, interests,

remedies, powers and/or duties.



         9.6     No Waiver.  Bank's failure at any time or times hereafter to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect or diminish any right of Bank thereafter to demand strict compliance
and performance therewith.  Any suspension or waiver by Bank of an Event of

Default or an Unmatured Default by Borrower or any other Loan Party under this

Agreement or the Other Agreements shall not suspend, waive or affect any other

Event of Default or Unmatured Default by Borrower or any other Loan Party under this Agreement or the Other Agreements, whether the same is prior or subsequent thereto and whether of the same or of a different type.  None of the undertakings, agreements, warranties, covenants and representations of Borrower contained in this Agreement or the Other Agreements and no Event of Default or

Unmatured Default by Borrower or any other Loan Party under this Agreement or the Other Agreements shall be deemed to have been suspended or waived by Bank unless such suspension or waiver is by an instrument in writing signed by an officer of Bank and directed to Borrower or such applicable other Loan Party specifying such suspension or waiver.



         9.7     Severability.  If any provision (in whole or in part) of this

Agreement or the other Loan Documents or the application thereof to any person or circumstance is held invalid or unenforceable, then such provision shall be deemed modified, restricted, or reformulated to the extend and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement or the other Loan Document, as the case may require, and this Agreement and such other Loan Document shall be construed and enforced to the maximum extent permitted by law, as if such provision had been originally incorporated herein as so modified, restricted, or reformulated or as if such provision had not been originally incorporated herein or therein, as the case may be.  The parties further agree to seek a lawful substitute for any provision found to be unlawful.  If such modification, restriction or reformulation is not reasonably possible, the remainder of this Agreement and the other Loan Documents and the application of such provision to other persons or circumstances will not be affected thereby and the provisions of this

Agreement and the other Loan Documents shall be severable in any such instance.



         9.8     Successors or Assigns.  This Agreement and the other Loan

Documents shall be binding upon and inure to the benefit of the successors and assigns of Borrower and Bank.



         9.9     Incorporation of Other Agreements.  The provisions of the

Other Agreements are incorporated in this Agreement by this reference thereto.

Except as otherwise provided in this Agreement and except as otherwise provided in the Other Agreements by specific reference to the applicable provision of this Agreement, if any provision contained in this Agreement is in conflict with, or inconsistent with, any provision in the Other Agreements or the other

Loan Documents, Bank shall have the right to elect, in its sole and absolute discretion, which provision shall govern and control.  Except to the extent provided to the contrary in this Agreement and in the other Loan Documents, no termination or cancellation (regardless of cause or procedure) of this

Agreement or the Other Agreements shall in any way affect or impair the powers,

obligations, duties, rights and liabilities of Borrower or Bank in any way or respect relating to (a) any transaction or event occurring prior to such termination or cancellation, and/or (b) any of the undertakings, agreements,

covenants, warranties and representations of Borrower contained in this

Agreement or the

Other Agreements.  All such undertakings, agreements, covenants, warranties and representations shall survive such termination or cancellation.



         9.10    Waiver of Trial by Jury.  TO THE EXTENT PERMITTED BY LAW,

BORROWER AND BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES

THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING

OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE OTHER AGREEMENTS OR

ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR

WRITTEN) OR ACTIONS OF EITHER PARTY IN CONNECTION HEREWITH.  BORROWER HEREBY

EXPRESSLY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR BANK TO

MAKE THE LOAN.



         9.11    Designated Person.  Until Bank is notified by Borrower to the contrary in accordance with Section 9.4, the signature upon this Agreement or upon any of the Other Agreements of any officer, employee or agent of Borrower,

or of any other Person designated in writing to Bank by any of the foregoing,

or of a "DESIGNATED PERSON" (as that term is defined in Borrower's Secretary's

Certificate of even date herewith, constituting one of the Other Agreements)

shall bind Borrower and be deemed to be the duly authorized act of Borrower.



         9.12    Acceptance.  This Agreement and the other Loan Documents are submitted by Borrower to Bank (for Bank's acceptance or rejection thereof) at

Bank's principal place of business as an offer by Borrower to borrow monies from Bank now and from time to time hereafter and shall not be binding upon

Bank or become effective until and unless accepted by Bank, in writing, at said place of business.  If so accepted by Bank, this Agreement and the other Loan

Documents and the other Loan Documents shall be deemed to have been made at said place of business.  This Agreement and the other Loan Documents and the other Loan Documents shall be governed and controlled by the laws of the State of Illinois as to interpretation, enforcement, validity, construction, effect and in all other respects including, but not limited to, the legality of the interest rate and other charges, but excluding choice of law provisions and perfection of security interests which shall be governed and controlled by the laws of the relevant jurisdiction.



         9.13    Knowledge.  As used herein the phrase "TO THE BEST OF

BORROWER'S KNOWLEDGE" or words of such import shall mean all knowledge,

including, actual knowledge and knowledge of matters which any reasonable person in such position knew or should have known, of the respective officers,

directors and managers of Borrower.



         9.14    Waiver by Borrower.  EXCEPT AS OTHERWISE PROVIDED FOR IN THIS

AGREEMENT OR REQUIRED BY LAW, BORROWER WAIVES (A) PRESENTMENT, DEMAND AND

PROTEST, NOTICE OF PROTEST, NOTICE OF PRESENTMENT, DEFAULT, NON-PAYMENT,

MATURITY, RELEASE, COMPROMISE, SETTLEMENT, EXTENSION OR RENEWAL OF ANY OR ALL

COMMERCIAL PAPER, ACCOUNTS, CONTRACT RIGHTS, DOCUMENTS, INSTRUMENTS, CHATTEL

PAPER AND

GUARANTIES AT ANY TIME HELD BY BANK ON WHICH BORROWER MAY IN ANY WAY BE LIABLE;

(B) ALL RIGHTS TO NOTICE AND A HEARING PRIOR TO BANK'S TAKING POSSESSION OR

CONTROL OF, OR TO BANK REPLEVY, ATTACHMENT OR LEVY UPON THE COLLATERAL OR ANY

BOND OR SECURITY WHICH MIGHT BE REQUIRED BY ANY COURT PRIOR TO ALLOWING BANK TO

EXERCISE ANY OF BANK'S REMEDIES; AND (C) THE BENEFIT OF ALL VALUATION,

APPRAISEMENT, EXTENSION AND EXEMPTION LAWS.



         9.15    Governing Law.  THIS AGREEMENT HAS BEEN DELIVERED FOR

ACCEPTANCE BY BANK IN CHICAGO, ILLINOIS AND SHALL BE GOVERNED BY AND CONSTRUED

IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICTS OF LAW

PROVISIONS) OF THE STATE OF ILLINOIS.  TO THE EXTENT PERMITTED BY APPLICABLE

LAW BORROWER HEREBY (a) IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY STATE OR

FEDERAL COURT LOCATED IN CHICAGO, ILLINOIS OVER ANY ACTION OR PROCEEDING TO

ENFORCE OR DEFEND ANY MATTER ARISING FROM OR RELATED TO THIS AGREEMENT; (b)

IRREVOCABLY WAIVES THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF

ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT; (c) AGREES THAT A FINAL

JUDGMENT IN ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE CONCLUSIVE

AND MAY BE ENFORCED IN ANY OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN

ANY OTHER MANNER PROVIDED BY LAW; AND (d) AGREES NOT TO INSTITUTE ANY LEGAL

ACTION OR PROCEEDING AGAINST BANK OR ANY OF THEIR RESPECTIVE DIRECTORS,

OFFICERS, EMPLOYEES, AGENTS OR PROPERTY, CONCERNING ANY MATTER ARISING OUT OF

OR RELATING TO THIS AGREEMENT IN ANY COURT OTHER THAN ONE LOCATED IN COOK

COUNTY, ILLINOIS.  NOTHING IN THIS SECTION SHALL AFFECT OR IMPAIR BANK'S RIGHT

TO SERVE LEGAL PROCESS IN ANY MANNER PERMITTED BY LAW OR BANK'S RIGHT TO BRING

ANY ACTION OR PROCEEDING AGAINST BORROWER OR BORROWER'S PROPERTY IN THE COURTS

OF ANY OTHER JURISDICTION.



         9.16    Service of Process.  Borrower hereby irrevocably appoints and designates CT Corporation System, Inc., 208 S. LaSalle Street, Chicago, IL

60604 as its true and lawful attorney-in-fact and duly authorized agent for service of legal process and agrees that service of such process upon such agent and attorney-in- fact shall constitute personal service of such process upon Borrower.



         9.17    Representation by Counsel.  Borrower hereby represents that it has been represented by competent counsel of its choice in the negotiation and execution of this Agreement and the other Loan Documents; that it has read and fully understood the terms hereof; Borrower and its counsel have been afforded an opportunity to review, negotiate and modify the terms of this Agreement, and that it intends to be bound hereby.  In accordance with the foregoing, the general rule of construction to the effect that any ambiguities in a contract are to be resolved against the party drafting the contract shall not be employed in the construction and interpretation of this Agreement.

         9.18    Release of Bank.  Borrower releases Bank from any and all

causes of action or claims which Borrower may now or hereafter have for any asserted loss or damage to Borrower claimed to be caused by or arising from any act or omission to act on the part of Bank, its officers, agents or employees,

except for willful misconduct.



         9.19    Invalidated Payments. To the extent that either Bank receives any payment on account of Borrower's Liabilities, and any such payment(s)

and/or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, subordinated and/or required to be repaid to a trustee, receiver or any other Person under any bankruptcy act,

state or federal law, common law or equitable cause, then, to the extent of such payment(s) or proceeds received, Borrower's Liabilities or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment(s) and/or proceeds had not been received by Bank and applied on account of Borrower's Liabilities.



         9.20    Headings.  The descriptive headings of the various provisions of this Agreement and the other Loan Documents are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.



         9.21    Counterparts.  This Agreement and the other Loan Documents may be executed in any number of counterparts, and by the different parties hereto and thereto on the same or separate counterparts, each of which when so executed and delivered shall be deemed to be an original; all the counterparts for each such Loan Document shall together constitute one and the same agreement.



         9.22    Fax Execution.  For purposes of negotiating and finalizing this Agreement (including any subsequent amendments thereto), any signed document transmitted by facsimile machine ("FAX") shall be treated in all manner and respects as an original document.  The signature of any party by FAX shall be considered for these purposes as an original signature.  Any such FAX document shall be considered to have the same binding legal effect as an original document, provided that an original of the faxed document was mailed by first class U.S. Mail or personally delivered to the recipient, on the date of its transmission with proof of the fax transmission.  At the request of either party, any FAX document subject to this Agreement shall be re-executed by both parties in an original form.  The undersigned parties hereby agree that neither shall raise the use of the FAX or the fact that any signature or document was transmitted or communicated through the use of a FAX as a defense to the formation of this Agreement.



         9.23    No Third Party Beneficiaries.  This Agreement is solely for the benefit of the Bank, Borrower and their respective successors and assigns

(except as otherwise expressly provided herein) and nothing contained herein shall be deemed to confer upon any Person other than Borrower and its successors and assigns any right to insist on or to enforce the performance or observance of any of the obligations contained herein.  All conditions to the obligations of the Bank to make the Loans hereunder are imposed solely and exclusively for the benefit of the Bank and its respective successors and assigns and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms and no other Persons shall under any circumstances be deemed to be a beneficiary of such conditions.



         9.24    Texas Language.



                 (a)      THIS WRITTEN AGREEMENT (TOGETHER WITH THE OTHER LOAN

DOCUMENTS ) REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES HERETO WITH

RESPECT TO THE MATTERS COVERED HEREBY AND MAY NOT BE CONTRADICTED BY EVIDENCE

OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.



                 (b)      THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE

PARTIES HERETO.



         9.25    Domicile of Loans.  Bank may make, maintain or transfer any of its Loans hereunder to, or for the account of, any branch office, subsidiary or affiliate of Bank.



                                 *  *  *  *  *

         IN WITNESS WHEREOF, this Loan Agreement has been duly executed as of the day and year specified at the beginning hereof.



                                  BORROWER:



                                  J-HAWK INTERNATIONAL CORPORATION

                                  a Texas corporation



                                  By: /s/ JAMES C. HOLMES

                                      ------------------------------------

                                  Title: Senior Vice President

                                         ---------------------------------



                                  BANK:



                                  BANK OF SCOTLAND



                                  By: /s/ ANNIE CHIN TAT

                                      ------------------------------------

                                  Title: Vice President

                                         ---------------------------------

                                                                 EXHIBIT 10.17



                               GUARANTY AGREEMENT

                               J-HAWK CORPORATION



         This GUARANTY AGREEMENT (this "AGREEMENT"), is made as of September

25, 1997 by J-Hawk Corporation, a corporation incorporated under the laws of

Texas (the "GUARANTOR"), in favor of Bank of Scotland ("BANK").



                                    RECITALS



         A.      J-Hawk International Corporation ("BORROWER") has requested

Lender to make advances to Borrower pursuant to a revolving credit facility to be funded in French Francs, the maximum principal amount of which shall be

60,000,000 French Francs (the "LOAN").



         B.      To evidence and secure the Loan, Borrower has executed and delivered to Bank that certain Loan Agreement dated even date herewith (said agreement, as such agreement may be extended, amended, restated, modified,

supplemented or replaced, the "LOAN AGREEMENT"). The Loan is further evidenced by a promissory note dated even date herewith having a maximum principal amount of 60,000,000 French Francs (said note, together with any amendments,

restatements, modifications, supplements, replacements or extensions thereof and any notes issued in substitution or exchange therefor, being hereinafter collectively referred to as the "NOTE"). The Note, and the Loan Agreement,

together with all other documents, agreements, instruments, notes, loan agreements, security agreements, assignments, certificates, indemnifications,

guarantees, pledges, consents, contracts, notices, financing statements,

hypothecation agreements, collateral assignments, assignments, mortgages and chattel mortgages given to evidence or secure the indebtedness evidenced by the

Note and all other written matter and all amendments, modifications,

supplements, extensions and restatements thereof and thereto, or delivered in substitution therefor or in lieu thereof, whether heretofore, now or hereafter executed by or on behalf of Borrower, Guarantor, any one or more of them, or any other person or entity, delivered to Bank or any participant with respect to the Loan are collectively referred to herein as the "LOAN DOCUMENTS."  All terms defined in the Loan Agreement and used herein without definition shall have the meanings provided therefor in the Loan Agreement, except where the context otherwise requires.



         C.      It is a condition precedent to Lender's obligation to make the

Loan that Guarantor enter into this guaranty of payment and performance of all obligations and liabilities of Borrower to Bank under the Loan Documents.



         D.      Guarantor is the sole shareholder of Borrower.



         E.      Guarantor has a financial interest in Borrower and will

receive a material financial benefit if Lender makes the Loan to Borrower and

Guarantor has agreed to execute and deliver this Agreement.  As used herein the term "LOAN PARTY" shall mean any
one or more of Borrower, Guarantor, FirstCity Financial Corporation and any

other person or entity which is a party to the Loan Documents, other than Bank.



         NOW, THEREFORE, FOR VALUE RECEIVED, in consideration of the foregoing

Recitals, each of which are an integral part hereof, and this Agreement shall be construed in light thereof, and in consideration of Bank making the Loan to

Borrower and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Guarantor agrees as follows:



         1.      Guaranty.



                 (a)      Guarantor absolutely, unconditionally and irrevocably

guarantees, as a principal obligor and not as a surety, to Bank: (i) the full and prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of any and all debts, liabilities, and obligations for the payment of principal, interest, penalties, fees, charges and any other amounts due under the Note and all other Loan Documents,

including but not limited to any amounts due from Borrower to Bank in connection with any indemnification by Borrower of Bank; (ii) the payment of all Enforcement Costs (as hereinafter defined); and (iii) the full, complete and punctual observance, performance and satisfaction of the obligations,

duties and agreements of Borrower under the Note and all other Loan Documents

(the "OBLIGATIONS"). All amounts due, debts, liabilities and payment obligations described in subsections (i), (ii) and (iii) of this Section 1 are referred to herein as the "INDEBTEDNESS".



                 (b)      Guarantor agrees, on demand by Bank, to pay the

Indebtedness and to perform all Obligations of Borrower regardless of any defense, right of set-off or claims which Borrower, Guarantor or any other party under the Loan Documents may have against Bank.



                 (c)      THIS IS AN ABSOLUTE, IRREVOCABLE, PRESENT AND

CONTINUING GUARANTY OF PAYMENT OF THE INDEBTEDNESS AND PERFORMANCE OF THE

OBLIGATIONS AND NOT OF COLLECTION.



         2.      Rights of Bank.  Guarantor authorizes Bank at any time in its discretion (subject only to the consent of Borrower where the relevant Loan

Document specifically provides for such consent) to alter any of the terms of the Indebtedness, to take and hold any security for the Indebtedness and to accept additional or substituted security, to subordinate, compromise or release any security, to release Borrower or any other party of its liability for all or any part of the Indebtedness, to release, substitute or add any one or more guarantors or endorsers, and to assign this Agreement in whole or in part.  Any modifications, renewals and extensions of the Indebtedness may be made at any time by Bank, before or after any termination of this Agreement,

and Guarantor shall be fully liable for any such modifications, renewals or extensions.  Bank may take any of the foregoing actions upon any terms and conditions as it may elect, without giving notice to Guarantor or obtaining the consent of Guarantor and without affecting the liability of Guarantor to Bank.

         3.      Independent Obligations.



                 (a)      The obligations of Guarantor hereunder are

independent of the obligations of Borrower and any other Loan Party and a separate action or actions may be brought or prosecuted against Guarantor,

whether any action is brought against Borrower or any other Loan Party or whether Borrower or any other Loan Party is joined in any action or actions. In any action to enforce this Agreement, Bank, at its election, may proceed against Guarantor, with or without: (i) joining Borrower or any other Loan

Party in any such action; (ii) commencing any action against or obtaining any judgment against Borrower or any other Loan Party; or (iii) commencing any proceeding to enforce the Note; provided however, nothing herein contained shall preclude Bank from suing on the Note or foreclosing any lien granted in any Loan Document or from exercising any other rights, remedies or power under any Loan Document, and if such foreclosure or other rights, powers or remedies are availed of, only the net proceeds therefrom, after deduction of all charges and expenses of every kind and nature whatsoever, shall be applied in reduction of the Indebtedness and the Obligations.  Bank shall not be required to institute or prosecute proceedings to recover any deficiency as a condition of any payment hereunder or enforcement hereof.  Nevertheless, in the event Bank elects to pursue its remedies under any one or more of the other Loan Documents and thereafter a deficiency exists, Guarantor hereby further promises and agrees to immediately pay to Bank the amount of such deficiency.



                 (b)      Bank's rights under this Agreement will not be

exhausted by any action or inaction by Bank until all of the Indebtedness has been indefeasibly paid in full.  Any statute of limitations which is tolled as to Borrower by reason of any payment by Borrower or other circumstance shall operate to toll the statute of limitations as to Guarantor.



                 (c)      The liability of Guarantor hereunder is not affected

or impaired by any direction or application of payment by Borrower or by any other party, or by any other guarantee or undertaking of Guarantor or any other party as to the Indebtedness of Borrower, by any payment on, or in reduction of, any such other guarantee or undertaking, by the termination, revocation or release of any obligations hereunder or of any other guarantor, or by any payment made to Bank on the Indebtedness which Bank repays to Borrower or any other guarantor or other person or entity pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, or any other fact or circumstance which would excuse the obligation of a guarantor or surety, and Guarantor waives any right to the deferral or modification of Guarantor's obligations hereunder by reason of any such proceeding, fact or circumstance.  This Agreement shall continue to be effective in accordance with its terms, or be reinstated, as the case may be,

if at any time payment, or any part thereof, of or with respect to any of the

Indebtedness is rescinded or must otherwise be restored or returned by Bank upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of

Borrower or any other payor thereof, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Borrower or any other payor thereof or any substantial part of its property, or otherwise, all as though such payments had not been made.



         4.      Representations and Warranties.  Guarantor represents,

warrants and agrees (which representations, warranties and agreements shall survive Guarantor's execution of this Agreement) that this Agreement is in proper legal form under the laws of Guarantor's jurisdiction of incorporation and principal location for enforcement thereof against Guarantor.



         5.      Waivers of Defenses.  Guarantor waives, to the fullest extent permitted by law:  (a) all statutes of limitation as to the Indebtedness, this

Agreement or otherwise as a defense to any action brought against Guarantor by

Bank; (b) any defense based upon any legal disability of Borrower or any discharge or limitation of the liability of Borrower to Bank, whether consensual or arising by operation of law or any bankruptcy, insolvency, or debtor-relief proceeding, or from any other cause; (c) presentment, demand,

protest and notice of any kind; (d) any defense (other than the defense of indefeasible payment or indefeasible satisfaction) based upon or arising out of any defense which Borrower may have to the payment or performance of any part of the Indebtedness; (e) any defense based upon any disbursements by Bank to

Borrower pursuant to any agreements or instruments governing or securing the

Indebtedness whether same be deemed an additional advance or be deemed to be paid out of any special interest or other fund accounts, as constituting unauthorized payments hereunder or amounts not guaranteed by this Agreement;

(f) all rights to participate in any security held by Bank for the

Indebtedness; (g) irregularity or unenforceability of any agreement or instrument representing or governing or securing the Indebtedness; (h) any request that Bank be diligent or prompt in making demands hereunder or under any agreement or instrument representing or governing or securing the

Indebtedness; and (i) any other defense in law or equity (other than the defense that the indebtedness has been indefeasibly paid in full), until the

Indebtedness has been indefeasibly paid in full.



         6.      Borrower's Authority and Financial Condition.  It is not

necessary for Bank to inquire into the capacity or powers of Borrower or the officers, directors, partners or agents acting or purporting to act on

Borrower's behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.  Guarantor assumes full responsibility for keeping fully informed of the financial condition of Borrower and all other circumstances affecting Borrower's ability to perform its obligations to Bank, and agrees that Bank will have no duty to report to Guarantor any information which Bank either receives about Borrower's financial condition or any circumstances bearing on its ability to perform, and expressly waives any right to receive such information and any defense based upon failure to receive such information.



         7.      Waiver of Subrogation.  Irrespective of any payment by

Guarantor to Bank pursuant to this Agreement, Guarantor will not be subrogated in place of and to the claims and demands of Bank nor will Guarantor have any right to participate in any security or lien now or hereafter held by or on behalf of Bank against Borrower or any other guarantor or any collateral which Bank now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law (including, without limitation, the right to take or receive from Borrower,

directly or indirectly, in cash or other property or by setoff or in any other manner, payment or security on account of such claim or other rights), until

(x) the Indebtedness has been indefeasibly paid in full and (y) final indefeasible payment and satisfaction of all claims and demands due to Bank hereunder.  If any amount shall be paid to Guarantor in violation of the preceding sentence and the Indebtedness shall not have been paid in full, such amount shall be deemed to have been paid to Guarantor for the benefit of, and held in trust for the benefit of, Bank and shall forthwith be paid to Bank to be credited and applied against the Indebtedness, whether matured or unmatured,

in accordance with the terms of the Indebtedness.  Guarantor acknowledges that it will receive direct and indirect benefits from the financial accommodations extended by Bank to Borrower and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits.



         8.      Right of Setoff.  In addition to all rights of setoff or lien against any moneys, securities or other property of Guarantor given to Bank by law, upon the occurrence of any default under any agreement or instrument governing any of the Indebtedness or under this Agreement, Bank is authorized at any time and from time to time, without notice to Guarantor or to any other person or entity, any such notice being hereby expressly waived, to setoff and apply any and all deposits (general or special) and any other indebtedness at any time held or owing by Bank to or for the credit or the account of Guarantor against and on account of the obligations of Guarantor under this Agreement,

irrespective of whether or not Bank shall have made any demand hereunder or any demand for payment of any Indebtedness and although said obligations,

liabilities or claims, or any of them, shall be contingent or unmatured.



         9.      Default.  Bank may declare Guarantor in default under this

Agreement, and may exercise all of its rights hereunder and demand payment of the aggregate outstanding principal amount of all Indebtedness, if Guarantor fails or neglects to perform, keep or observe any of its obligations under this

Agreement or any other Loan Document to which Guarantor is a party and the same is not cured within thirty (30) days after Lender gives Borrower notice of such default or if Guarantor becomes the subject of any bankruptcy, insolvency,

arrangement, reorganization, moratorium, or other debtor-relief proceeding under any law, whether now existing or hereafter enacted, or upon the appointment of a receiver for, or the attachment, restraint of or making or levying of any order of any court or legal process affecting, the property of

Guarantor.



         10.     Costs and Expenses.  In addition to the amounts guaranteed hereunder, Guarantor agrees to pay Bank's reasonable out-of-pocket costs and expenses, including but not limited to legal fees and disbursements, incurred in any effort to collect or enforce this Agreement or any other Loan Document,

whether or not any lawsuit is filed.  Until paid to Bank, such sums (and any other amounts payable under this Agreement that are not paid when due) will bear interest at the lesser of (i) the Highest Lawful Rate or (ii) the Default

Rate.

         11.     Delay; Cumulative Remedies.  No delay or failure by Bank to exercise any right or remedy against, or to require performance by, Borrower or

Guarantor or any other party shall be construed as a waiver of that right,

remedy or requirement, and all such powers of Bank shall remain in full force and effect, until specifically waived or released by an instrument in writing executed by Bank.  All remedies of Bank against Borrower and Guarantor are cumulative.



         12.     Subordination.  Guarantor agrees that any and all indebtedness or claims it may have against Borrower, whether such claims are in connection with this Agreement, the Indebtedness, or are completely independent of this

Agreement and the Indebtedness, will be subordinate to the claims of Bank under this Agreement, the Loan Documents and all Indebtedness guaranteed hereby, and that Guarantor will not assert any such claim against Borrower until all

Indebtedness to Bank has been indefeasibly paid in full.  Notwithstanding such subordination, and without affecting or impairing in any manner the liability of Guarantor under the other provisions of this Agreement, any Indebtedness of

Borrower to Guarantor, if Bank so requests, shall be collected, enforced and received by Guarantor as trustee for Bank and paid over to Bank on account of the Indebtedness of Borrower to Bank.



         13.     Enforcement Costs:  If:



                 (i)      this Agreement, the Note or any other Loan Document

                          is placed in the hands of an attorney for collection

                          or enforcement or is collected or enforced through

                          any legal proceeding;



                 (ii)     an attorney is retained to represent Bank in any

                          bankruptcy, reorganization, receivership, or other

                          proceedings affecting creditors' rights and involving

                          a claim under this Agreement, the Note or any Loan

                          Document; or



                 (iii)    an attorney is retained to represent Bank in any

                          other proceedings whatsoever in connection with a

                          default by Guarantor under this Agreement, or by

                          Borrower or any other Loan Party in connection with

                          the Loan or any of the other Loan Documents,;



then Guarantor shall pay to Bank upon demand all reasonable attorneys' fees,

costs and expenses, including without limitation, court costs, filing fees,

recording costs, expenses of foreclosure, title insurance premiums, minutes of foreclosure and all other costs and expense incurred in connection therewith

(all of which are referred to herein as "ENFORCEMENT COSTS"), in addition to all other amounts due hereunder.  Any such amount not paid on demand shall bear interest at the lesser of (i) the Highest Lawful Rate and (ii) the Default

Rate.



         14.     Governing Law.  THIS AGREEMENT HAS BEEN DELIVERED FOR

ACCEPTANCE BY BANK IN CHICAGO, ILLINOIS AND SHALL BE GOVERNED BY AND CONSTRUED

IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE

CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.  TO THE EXTENT PERMITTED

BY APPLICABLE LAW GUARANTOR HEREBY (a) IRREVOCABLY SUBMITS TO THE JURISDICTION

OF ANY STATE OR FEDERAL COURT LOCATED IN CHICAGO, ILLINOIS OVER ANY ACTION OR

PROCEEDING TO ENFORCE OR DEFEND ANY MATTER ARISING FROM OR RELATED TO THIS

AGREEMENT; (b) IRREVOCABLY WAIVES THE DEFENSE OF AN INCONVENIENT FORUM TO THE

MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT; (c) AGREES THAT

A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE

CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTIONS BY SUIT ON THE

JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW; AND (d) AGREES NOT TO

INSTITUTE ANY LEGAL ACTION OR PROCEEDING AGAINST BANK OR ANY OF THEIR

RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR PROPERTY, CONCERNING ANY

MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT OTHER THAN ONE

LOCATED IN COOK COUNTY, ILLINOIS. NOTHING IN THIS SECTION SHALL AFFECT OR

IMPAIR BANK'S RIGHT TO SERVE LEGAL PROCESS IN ANY MANNER PERMITTED BY LAW OR

BANK'S RIGHT TO BRING ANY ACTION OR PROCEEDING AGAINST GUARANTOR OR GUARANTOR'S

PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION.



         15.     Service of Process.  Guarantor hereby irrevocably appoints and designates CT Corporation System, Inc., 208 S. LaSalle Street, Chicago, IL

60604 as its true and lawful attorney-in-fact and duly authorized agent for service of legal process and agrees that service of such process upon such agent and attorney-in- fact shall constitute personal service of such process upon Guarantor.



         16.     Representation by Counsel.  Guarantor hereby represents that it has been represented by competent counsel of its choice in the negotiation and execution of this Agreement and the other Loan Documents; that it has read and fully understood the terms hereof; Guarantor and its counsel have been afforded an opportunity to review, negotiate and modify the terms of this

Agreement, and that it intends to be bound hereby.  In accordance with the foregoing, the general rule of construction to the effect that any ambiguities in a contract are to be resolved against the party drafting the contract shall not be employed in the construction and interpretation of this Agreement.



         17.     Release of Bank.  Guarantor releases Bank from any and all causes of action or claims which Guarantor may now or hereafter have for any asserted loss or damage to Guarantor claimed to be caused by or arising from any act or omission to act on the part of Bank, its officers, agents or employees, except for Bank's willful misconduct, gross negligence or intentional breach of any Loan Document.



         18.     Counterparts.  This Agreement and the other Loan Documents may be executed in any number of counterparts, and by the different parties hereto and thereto on the same or separate counterparts, each of which when so executed and delivered shall be deemed to be an original; all the counterparts for each such Loan Document shall together constitute one and the same agreement.

         19.     Fax Execution.  For purposes of negotiating and finalizing this Agreement (including any subsequent amendments thereto), any signed document transmitted by facsimile machine ("FAX") shall be treated in all manner and respects as an original document.  The signature of any party by FAX shall be considered for these purposes as an original signature.  Any such FAX document shall be considered to have the same binding legal effect as an original document, provided that an original of the faxed document was mailed by first class U.S. Mail or personally delivered to the recipient, on the date of its transmission with proof of the fax transmission.  At the request of either party, any FAX document subject to this Agreement shall be re-executed by both parties in an original form.  The undersigned parties hereby agree that neither shall raise the use of the FAX or the fact that any signature or document was transmitted or communicated through the use of a FAX as a defense to the formation of this Agreement.



         20.     No Third Party Beneficiaries.  This Agreement is solely for the benefit of the Bank, Guarantor and their respective successors and assigns

(except as otherwise expressly provided herein) and nothing contained herein shall be deemed to confer upon any Person other than Guarantor and its successors and assigns any right to insist on or to enforce the performance or observance of any of the obligations contained herein.  All conditions to the obligations of the Bank are imposed solely and exclusively for the benefit of the Bank and its respective successors and assigns and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms and no other Persons shall under any circumstances be deemed to be a beneficiary of such conditions.



         21.     Severability.  If any provision (in whole or in part) of this

Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, then such provision shall be deemed modified,

restricted, or reformulated to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement and this Agreement shall be construed and enforced to the maximum extent permitted by law, as if such provision had been originally incorporated herein as so modified, restricted, or reformulated or as if such provision had not been originally incorporated herein or therein, as the case may be.  The parties further agree to seek a lawful substitute for any provision found to be unlawful.  If such modification, restriction or reformulation is not reasonably possible, the remainder of this Agreement and the application of such provision to other persons or circumstances will not be affected thereby and the provisions of this Agreement shall be severable in any such instance.



         22.     Notices.  Any and all notices given in connection with this

Agreement shall be deemed adequately given only if in writing (which term, for all purposes of this Agreement and the other Loan Documents, shall include telecopy) and addressed to the party for whom such notices are intended at the address set forth below.  All notices shall be sent by personal delivery,

Federal Express or other over-night messenger service, first class registered or certified mail, postage prepaid, return receipt requested or by other means at least as fast and reliable as first class mail.  A written notice shall be deemed to have been given to the recipient party on the earlier of (a) the date it shall be delivered to the address required by this Agreement; (b) the date delivery shall have been refused at the
address required by this Agreement; or (c) with respect to notices sent by mail, the date as of which the postal service shall have indicated such notice to be undeliverable at the address required by this Agreement.  Any and all notices referred to in this Agreement, or which either party desires to give to the other, shall be addressed as follows:



         IF TO GUARANTOR:                 J-Hawk Corporation

                                          6400 Imperial Drive

                                          P.O. Box 8216

                                          Waco, Texas  76714-8216

                                          Fax: 254/751-7648

                                          Attn: James C. Holmes







         WITH A COPY TO:                  Vander Woude & Istre, P.C.

                                          510 N. Valley Mills Drive

                                          Suite 308

                                          Waco, Texas  76710

                                          Attn:  Richard Vander Woude, Esq.

                                          Telecopy:  254-751-7725



         IF TO BANK:                      Bank of Scotland

                                          565 Fifth Avenue

                                          New York, New York 10017

                                          Attn:  Loans Administration

                                          Telecopy:  212-557-9460



         WITH A COPY TO:                  Sachnoff & Weaver, Ltd.

                                          Suite 2900

                                          30 South Wacker Drive

                                          Chicago, Illinois 60606

                                          Attn:  Frank Ballantine, Esq.

                                          Telecopy:  312-207-6400

                             and to

                                          Bank of Scotland

                                          Chicago Representative Office

                                          181 West Madison Street

                                          Suite 3525

                                          Chicago, Illinois 60602

                                          Attn: James Halley

                                          Telecopy:  312-263-1143



The above addresses may be changed by notice of such change, mailed as provided herein, to the last address designated.

         23.     Waiver/Modification.  No waiver of any provision of this

Agreement, nor consent to any departure by the Guarantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the

Guarantor and Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  This

Agreement may not be modified, altered or amended except by an agreement in writing signed by Guarantor and Bank.  Guarantor may not sell, assign or transfer this Agreement or any portion hereof, including, without limitation,

Guarantor's rights,  titles, interests, remedies, powers and/or duties hereunder or thereunder.  Guarantor hereby consents to Bank's sale, assignment,

transfer or other disposition, at any time and from time to time hereafter, of this Agreement, or of any portion hereof or participation herein, including,

without limitation, Bank's rights, titles, interests, remedies, powers and/or duties.



         24.     Incorporation of Other Agreements.  The provisions of the

Other Agreements are incorporated in this Agreement by this reference thereto.

Except as otherwise provided in this Agreement and except as otherwise provided in the Other Agreements by specific reference to the applicable provision of this Agreement, if any provision contained in this Agreement is in conflict with, or inconsistent with, any provision in the Other Agreements or the other

Loan Documents, Bank shall have the right to elect, in its reasonable discretion, which provision shall govern and control.  Except to the extent provided to the contrary in this Agreement and in the other Loan Documents, no termination or cancellation (regardless of cause or procedure) of this

Agreement or the other Loan Documents shall in any way affect or impair the powers, obligations, duties, rights and liabilities of Borrower or Bank in any way or respect relating to: (a) any transaction or event occurring prior to such termination or cancellation, and/or (b) any of the undertakings,

agreements, covenants, warranties and representations of Borrower contained in this Agreement or the other Loan Documents.  All such undertakings, agreements,

covenants, warranties and representations shall survive such termination or cancellation.



         25.     Successors or Assigns.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Guarantor and Bank;

without limiting the generality of the foregoing, it is understood and agreed that the obligations of Guarantor hereunder shall continue even if it should transfer or otherwise dispose of any of its direct equity or other interests in

Borrower.  The term "Borrower" will mean both the named Borrower and any other person or entity at any time assuming or otherwise becoming primarily liable on all or any part of the Indebtedness.



         26.     Headings.  The descriptive headings used in this Agreement are for convenience only and shall not be deemed to affect the meaning or construction of any provision hereof.

         27.     Texas Language.



                 (a)      THIS WRITTEN AGREEMENT (TOGETHER WITH THE OTHER LOAN

DOCUMENTS) REPRESENTS THE FINAL AGREEMENT BETWEEN AND AMONG THE PARTIES HERETO

WITH RESPECT TO THE MATTERS COVERED HEREBY AND MAY NOT BE CONTRADICTED BY

EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE

PARTIES.



                 (b)      THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR

AMONG THE PARTIES HERETO.



         28.     Waiver of Trial by Jury.  TO THE EXTENT PERMITTED BY LAW,

GUARANTOR AND BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES

THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING

OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE OTHER AGREEMENTS OR

ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR

WRITTEN) OR ACTIONS OF EITHER PARTY IN CONNECTION HEREWITH.  GUARANTOR HEREBY

EXPRESSLY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR BANK TO

MAKE THE LOAN.



         29.     Domicile of Loans.  Bank may make, maintain or transfer any of its Loans under the Loan Documents to, or for the account of, any branch office, subsidiary or affiliate of Bank.



                                   * * * * *

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Guaranty Agreement as of the date first above written.



                                       J-HAWK CORPORATION



                                       By  /s/ JAMES C. HOLMES

                                         ------------------------------------

                                       Name: James C. Holmes

                                       Title: Senior Vice President





                                       BANK OF SCOTLAND



                                       By  /s/ ANNIE CHIN TAT

                                         ------------------------------------

                                       Name: Annie Chin Tat

                                       Title: Vice President



AGREED TO:



J-HAWK INTERNATIONAL CORPORATION



By  /s/ JAMES C. HOLMES

  ----------------------------

Name: James C. Holmes

Title: Senior Vice President

                                                              EXHIBIT 10.18





                               GUARANTY AGREEMENT

                        FIRSTCITY FINANCIAL CORPORATION



         This GUARANTY AGREEMENT (this "AGREEMENT"), is made as of September

25, 1997 by FirstCity Financial Corporation, a corporation incorporated under the laws of Delaware (the "GUARANTOR"), in favor of Bank of Scotland ("BANK").



                                    RECITALS





         A.      J-Hawk International Corporation ("BORROWER") has requested

Lender to make advances to Borrower pursuant to a revolving credit facility to be funded in French Francs, the maximum principal amount of which shall be

60,000,000 French Francs (the "LOAN").





         B.      To evidence and secure the Loan, Borrower has executed and delivered to Bank that certain Loan Agreement dated even date herewith (said agreement, as such agreement may be extended, amended, restated, modified,

supplemented or replaced, the "LOAN AGREEMENT"). The Loan is further evidenced by a promissory note dated even date herewith having a maximum principal amount of 60,000,000 French Francs (said note, together with any amendments,

restatements, modifications, supplements, replacements or extensions thereof and any notes issued in substitution or exchange therefor, being hereinafter collectively referred to as the "NOTE"). The Note, and the Loan Agreement,

together with all other documents, agreements, instruments, notes, loan agreements, security agreements, assignments, certificates, indemnifications,

guarantees, pledges, consents, contracts, notices, financing statements,

hypothecation agreements, collateral assignments, assignments, mortgages and chattel mortgages given to evidence or secure the indebtedness evidenced by the

Note and all other written matter and all amendments, modifications,

supplements, extensions and restatements thereof and thereto, or delivered in substitution therefor or in lieu thereof, whether heretofore, now or hereafter executed by or on behalf of Borrower, Guarantor, any one or more of them, or any other person or entity, delivered to Bank or any participant with respect to the Loan are collectively referred to herein as the "LOAN DOCUMENTS."  All terms defined in the Loan Agreement and used herein without definition shall have the meanings provided therefor in the Loan Agreement, except where the context otherwise requires.





         C.       It is a condition precedent to Lender's obligation to make the Loan that Guarantor enter into this guaranty of payment and performance of all obligations and liabilities of Borrower to Bank under the Loan Documents.



         D.      Guarantor is the sole shareholder of J-Hawk Corporation, a

Texas corporation, which is the sole shareholder of Borrower.



         E.      Guarantor has a financial interest in Borrower and will

receive a material financial benefit if Lender makes the Loan to Borrower and

Guarantor has agreed to
execute and deliver this Agreement.  As used herein the term "LOAN PARTY" shall mean any one or more of Borrower, Guarantor, J-Hawk Corporation and any other person or entity which is a party to the Loan Documents, other than Bank.



         NOW, THEREFORE, FOR VALUE RECEIVED, in consideration of the foregoing

Recitals, each of which are an integral part hereof, and this Agreement shall be construed in light thereof, and in consideration of Bank making the Loan to

Borrower and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Guarantor agrees as follows:



         1.      Guaranty.



                 (a)      Guarantor absolutely, unconditionally and irrevocably

guarantees, as a principal obligor and not as a surety, to Bank: (i) the full and prompt payment when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, of any and all debts, liabilities, and obligations for the payment of principal, interest, penalties, fees, charges and any other amounts due under the Note and all other Loan Documents,

including but not limited to any amounts due from Borrower to Bank in connection with any indemnification by Borrower of Bank; (ii) the payment of all Enforcement Costs (as hereinafter defined); and (iii) the full, complete and punctual observance, performance and satisfaction of the obligations,

duties and agreements of Borrower under the Note and all other Loan Documents

(the "OBLIGATIONS"). All amounts due, debts, liabilities and payment obligations described in subsections (i), (ii) and (iii) of this Section 1 are referred to herein as the "INDEBTEDNESS".



                 (b)      Guarantor agrees, on demand by Bank, to pay the

Indebtedness and to perform all Obligations of Borrower regardless of any defense, right of set-off or claims which Borrower, Guarantor or any other party under the Loan Documents may have against Bank.



                 (c)      THIS IS AN ABSOLUTE, IRREVOCABLE, PRESENT AND

CONTINUING GUARANTY OF PAYMENT OF THE INDEBTEDNESS AND PERFORMANCE OF THE

OBLIGATIONS AND NOT OF COLLECTION.



         2.      Rights of Bank.  Guarantor authorizes Bank at any time in its discretion (subject only to the consent of Borrower where the relevant Loan

Document specifically provides for such consent) to alter any of the terms of the Indebtedness, to take and hold any security for the Indebtedness and to accept additional or substituted security, to subordinate, compromise or release any security, to release Borrower or any other party of its liability for all or any part of the Indebtedness, to release, substitute or add any one or more guarantors or endorsers, and to assign this Agreement in whole or in part.  Any modifications, renewals and extensions of the Indebtedness may be made at any time by Bank, before or after any termination of this Agreement,

and Guarantor shall be fully liable for any such modifications, renewals or extensions.  Bank may take any of the foregoing actions upon any terms and conditions as it may elect, without giving notice to Guarantor or obtaining the consent of Guarantor and without affecting the liability of Guarantor to Bank.

         3.      Independent Obligations.



                 (a)      The obligations of Guarantor hereunder are

independent of the obligations of Borrower and any other Loan Party and a separate action or actions may be brought or prosecuted against Guarantor,

whether any action is brought against Borrower or any other Loan Party or whether Borrower or any other Loan Party is joined in any action or actions. In any action to enforce this Agreement, Bank, at its election, may proceed against Guarantor, with or without: (i) joining Borrower or any other Loan

Party in any such action; (ii) commencing any action against or obtaining any judgment against Borrower or any other Loan Party; or (iii) commencing any proceeding to enforce the Note; provided however, nothing herein contained shall preclude Bank from suing on the Note or foreclosing any lien granted in any Loan Document or from exercising any other rights, remedies or power under any Loan Document, and if such foreclosure or other rights, powers or remedies are availed of, only the net proceeds therefrom, after deduction of all charges and expenses of every kind and nature whatsoever, shall be applied in reduction of the Indebtedness and the Obligations.  Bank shall not be required to institute or prosecute proceedings to recover any deficiency as a condition of any payment hereunder or enforcement hereof.  Nevertheless, in the event Bank elects to pursue its remedies under any one or more of the other Loan Documents and thereafter a deficiency exists, Guarantor hereby further promises and agrees to immediately pay to Bank the amount of such deficiency.



                 (b)      Bank's rights under this Agreement will not be

exhausted by any action or inaction by Bank until all of the Indebtedness has been indefeasibly paid in full.  Any statute of limitations which is tolled as to Borrower by reason of any payment by Borrower or other circumstance shall operate to toll the statute of limitations as to Guarantor.



                 (c)      The liability of Guarantor hereunder is not affected

or impaired by any direction or application of payment by Borrower or by any other party, or by any other guarantee or undertaking of Guarantor or any other party as to the Indebtedness of Borrower, by any payment on, or in reduction of, any such other guarantee or undertaking, by the termination, revocation or release of any obligations hereunder or of any other guarantor, or by any payment made to Bank on the Indebtedness which Bank repays to Borrower or any other guarantor or other person or entity pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, or any other fact or circumstance which would excuse the obligation of a guarantor or surety, and Guarantor waives any right to the deferral or modification of Guarantor's obligations hereunder by reason of any such proceeding, fact or circumstance.  This Agreement shall continue to be effective in accordance with its terms, or be reinstated, as the case may be,

if at any time payment, or any part thereof, of or with respect to any of the

Indebtedness is rescinded or must otherwise be restored or returned by Bank upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of

Borrower or any other payor thereof, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Borrower or any other payor thereof or any substantial part of its property, or otherwise, all as though such payments had not been made.



         4.      Representations and Warranties.  Guarantor represents,

warrants and agrees (which representations, warranties and agreements shall survive Guarantor's execution of this Agreement) that this Agreement is in proper legal form under the laws of Guarantor's jurisdiction of incorporation and principal location for enforcement thereof against Guarantor.



         5.      Waivers of Defenses.  Guarantor waives, to the fullest extent permitted by law:  (a) all statutes of limitation as to the Indebtedness, this

Agreement or otherwise as a defense to any action brought against Guarantor by

Bank; (b) any defense based upon any legal disability of Borrower or any discharge or limitation of the liability of Borrower to Bank, whether consensual or arising by operation of law or any bankruptcy, insolvency, or debtor-relief proceeding, or from any other cause; (c) presentment, demand,

protest and notice of any kind; (d) any defense (other than the defense of indefeasible payment or indefeasible satisfaction) based upon or arising out of any defense which Borrower may have to the payment or performance of any part of the Indebtedness; (e) any defense based upon any disbursements by Bank to

Borrower pursuant to any agreements or instruments governing or securing the

Indebtedness whether same be deemed an additional advance or be deemed to be paid out of any special interest or other fund accounts, as constituting unauthorized payments hereunder or amounts not guaranteed by this Agreement;

(f) all rights to participate in any security held by Bank for the

Indebtedness; (g) irregularity or unenforceability of any agreement or instrument representing or governing or securing the Indebtedness; (h) any request that Bank be diligent or prompt in making demands hereunder or under any agreement or instrument representing or governing or securing the

Indebtedness; and (i) any other defense in law or equity (other than the defense that the indebtedness has been indefeasibly paid in full), until the

Indebtedness has been indefeasibly paid in full.



         6.      Borrower's Authority and Financial Condition.  It is not

necessary for Bank to inquire into the capacity or powers of Borrower or the officers, directors, partners or agents acting or purporting to act on

Borrower's behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.  Guarantor assumes full responsibility for keeping fully informed of the financial condition of Borrower and all other circumstances affecting Borrower's ability to perform its obligations to Bank, and agrees that Bank will have no duty to report to Guarantor any information which Bank either receives about Borrower's financial condition or any circumstances bearing on its ability to perform, and expressly waives any right to receive such information and any defense based upon failure to receive such information.



         7.      Waiver of Subrogation.  Irrespective of any payment by

Guarantor to Bank pursuant to this Agreement, Guarantor will not be subrogated in place of and to the claims and demands of Bank nor will Guarantor have any right to participate in any security or lien now or hereafter held by or on behalf of Bank against Borrower or any other guarantor or any collateral which Bank now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law (including, without limitation, the right to take or receive from Borrower,

directly or indirectly, in cash or other property or by setoff or in any other manner, payment or security on account of such claim or other rights), until

(x) the Indebtedness has been indefeasibly paid in full and (y) final indefeasible payment and satisfaction of all claims and demands due to Bank hereunder.  If any amount shall be paid to Guarantor in violation of the preceding sentence and the Indebtedness shall not have been paid in full, such amount shall be deemed to have been paid to Guarantor for the benefit of, and held in trust for the benefit of, Bank and shall forthwith be paid to Bank to be credited and applied against the Indebtedness, whether matured or unmatured,

in accordance with the terms of the Indebtedness.  Guarantor acknowledges that it will receive direct and indirect benefits from the financial accommodations extended by Bank to Borrower and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits.



         8.      Right of Setoff.  In addition to all rights of setoff or lien against any moneys, securities or other property of Guarantor given to Bank by law, upon the occurrence of any default under any agreement or instrument governing any of the Indebtedness or under this Agreement, Bank is authorized at any time and from time to time, without notice to Guarantor or to any other person or entity, any such notice being hereby expressly waived, to setoff and apply any and all deposits (general or special) and any other indebtedness at any time held or owing by Bank to or for the credit or the account of Guarantor against and on account of the obligations of Guarantor under this Agreement,

irrespective of whether or not Bank shall have made any demand hereunder or any demand for payment of any Indebtedness and although said obligations,

liabilities or claims, or any of them, shall be contingent or unmatured.



         9.      Default.  Bank may declare Guarantor in default under this

Agreement, and may exercise all of its rights hereunder and demand payment of the aggregate outstanding principal amount of all Indebtedness, if Guarantor fails or neglects to perform, keep or observe any of its obligations under this

Agreement or any other Loan Document to which Guarantor is a party and the same is not cured within thirty (30) days after Lender gives Borrower notice of such default or if Guarantor becomes the subject of any bankruptcy, insolvency,

arrangement, reorganization, moratorium, or other debtor-relief proceeding under any law, whether now existing or hereafter enacted, or upon the appointment of a receiver for, or the attachment, restraint of or making or levying of any order of any court or legal process affecting, the property of

Guarantor.



         10.     Costs and Expenses.  In addition to the amounts guaranteed hereunder, Guarantor agrees to pay Bank's reasonable out-of-pocket costs and expenses, including but not limited to legal fees and disbursements, incurred in any effort to collect or enforce this Agreement or any other Loan Document,

whether or not any lawsuit is filed.  Until paid to Bank, such sums (and any other amounts payable under this Agreement that are not paid when due) will bear interest at the lesser of (i) the Highest Lawful Rate or (ii) the Default

Rate.

         11.     Delay; Cumulative Remedies.  No delay or failure by Bank to exercise any right or remedy against, or to require performance by, Borrower or

Guarantor or any other party shall be construed as a waiver of that right,

remedy or requirement, and all such powers of Bank shall remain in full force and effect, until specifically waived or released by an instrument in writing executed by Bank.  All remedies of Bank against Borrower and Guarantor are cumulative.



         12.     Subordination.  Guarantor agrees that any and all indebtedness or claims it may have against Borrower, whether such claims are in connection with this Agreement, the Indebtedness, or are completely independent of this

Agreement and the Indebtedness, will be subordinate to the claims of Bank under this Agreement, the Loan Documents and all Indebtedness guaranteed hereby, and that Guarantor will not assert any such claim against Borrower until all

Indebtedness to Bank has been indefeasibly paid in full.  Notwithstanding such subordination, and without affecting or impairing in any manner the liability of Guarantor under the other provisions of this Agreement, any Indebtedness of

Borrower to Guarantor, if Bank so requests, shall be collected, enforced and received by Guarantor as trustee for Bank and paid over to Bank on account of the Indebtedness of Borrower to Bank.



         13.     Enforcement Costs:  If:



                 (i)      this Agreement, the Note or any other Loan Document

                          is placed in the hands of an attorney for collection

                          or enforcement or is collected or enforced through

                          any legal proceeding;



                 (ii)     an attorney is retained to represent Bank in any

                          bankruptcy, reorganization, receivership, or other

                          proceedings affecting creditors' rights and involving

                          a claim under this Agreement, the Note or any Loan

                          Document; or



                 (iii)    an attorney is retained to represent Bank in any

                          other proceedings whatsoever in connection with a

                          default by Guarantor under this Agreement, or by

                          Borrower or any other Loan Party in connection with

                          the Loan or any of the other Loan Documents,;



then Guarantor shall pay to Bank upon demand all reasonable attorneys' fees,

costs and expenses, including without limitation, court costs, filing fees,

recording costs, expenses of foreclosure, title insurance premiums, minutes of foreclosure and all other costs and expense incurred in connection therewith

(all of which are referred to herein as "ENFORCEMENT COSTS"), in addition to all other amounts due hereunder.  Any such amount not paid on demand shall bear interest at the lesser of (i) the Highest Lawful Rate and (ii) the Default

Rate.



         14.     Governing Law.  THIS AGREEMENT HAS BEEN DELIVERED FOR

ACCEPTANCE BY BANK IN CHICAGO, ILLINOIS AND SHALL BE GOVERNED BY AND CONSTRUED

IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE

CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.  TO THE EXTENT PERMITTED

BY APPLICABLE LAW GUARANTOR HEREBY (a) IRREVOCABLY SUBMITS TO THE JURISDICTION

OF ANY STATE OR FEDERAL COURT LOCATED IN CHICAGO, ILLINOIS OVER ANY ACTION OR

PROCEEDING TO ENFORCE OR DEFEND ANY MATTER ARISING FROM OR RELATED TO THIS

AGREEMENT; (b) IRREVOCABLY WAIVES THE DEFENSE OF AN INCONVENIENT FORUM TO THE

MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT; (c) AGREES THAT

A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE

CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTIONS BY SUIT ON THE

JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW; AND (d) AGREES NOT TO

INSTITUTE ANY LEGAL ACTION OR PROCEEDING AGAINST BANK OR ANY OF THEIR

RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR PROPERTY, CONCERNING ANY

MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT OTHER THAN ONE

LOCATED IN COOK COUNTY, ILLINOIS. NOTHING IN THIS SECTION SHALL AFFECT OR

IMPAIR BANK'S RIGHT TO SERVE LEGAL PROCESS IN ANY MANNER PERMITTED BY LAW OR

BANK'S RIGHT TO BRING ANY ACTION OR PROCEEDING AGAINST GUARANTOR OR GUARANTOR'S

PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION.



         15.     Service of Process.  Guarantor hereby irrevocably appoints and designates CT Corporation System, Inc., 208 S. LaSalle Street, Chicago, IL

60604 as its true and lawful attorney-in-fact and duly authorized agent for service of legal process and agrees that service of such process upon such agent and attorney-in- fact shall constitute personal service of such process upon Guarantor.



         16.     Representation by Counsel.  Guarantor hereby represents that it has been represented by competent counsel of its choice in the negotiation and execution of this Agreement and the other Loan Documents; that it has read and fully understood the terms hereof; Guarantor and its counsel have been afforded an opportunity to review, negotiate and modify the terms of this

Agreement, and that it intends to be bound hereby.  In accordance with the foregoing, the general rule of construction to the effect that any ambiguities in a contract are to be resolved against the party drafting the contract shall not be employed in the construction and interpretation of this Agreement.



         17.     Release of Bank.  Guarantor releases Bank from any and all causes of action or claims which Guarantor may now or hereafter have for any asserted loss or damage to Guarantor claimed to be caused by or arising from any act or omission to act on the part of Bank, its officers, agents or employees, except for Bank's willful misconduct, gross negligence or intentional breach of any Loan Document.



         18.     Counterparts.  This Agreement and the other Loan Documents may be executed in any number of counterparts, and by the different parties hereto and thereto on the same or separate counterparts, each of which when so executed and delivered shall be deemed to be an original; all the counterparts for each such Loan Document shall together constitute one and the same agreement.

         19.     Fax Execution.  For purposes of negotiating and finalizing this Agreement (including any subsequent amendments thereto), any signed document transmitted by facsimile machine ("FAX") shall be treated in all manner and respects as an original document.  The signature of any party by FAX shall be considered for these purposes as an original signature.  Any such FAX document shall be considered to have the same binding legal effect as an original document, provided that an original of the faxed document was mailed by first class U.S. Mail or personally delivered to the recipient, on the date of its transmission with proof of the fax transmission.  At the request of either party, any FAX document subject to this Agreement shall be re-executed by both parties in an original form.  The undersigned parties hereby agree that neither shall raise the use of the FAX or the fact that any signature or document was transmitted or communicated through the use of a FAX as a defense to the formation of this Agreement.



         20.     No Third Party Beneficiaries.  This Agreement is solely for the benefit of the Bank, Guarantor and their respective successors and assigns

(except as otherwise expressly provided herein) and nothing contained herein shall be deemed to confer upon any Person other than Guarantor and its successors and assigns any right to insist on or to enforce the performance or observance of any of the obligations contained herein.  All conditions to the obligations of the Bank are imposed solely and exclusively for the benefit of the Bank and its respective successors and assigns and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms and no other Persons shall under any circumstances be deemed to be a beneficiary of such conditions.



         21.     Severability.  If any provision (in whole or in part) of this

Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, then such provision shall be deemed modified,

restricted, or reformulated to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement and this Agreement shall be construed and enforced to the maximum extent permitted by law, as if such provision had been originally incorporated herein as so modified, restricted, or reformulated or as if such provision had not been originally incorporated herein or therein, as the case may be.  The parties further agree to seek a lawful substitute for any provision found to be unlawful.  If such modification, restriction or reformulation is not reasonably possible, the remainder of this Agreement and the application of such provision to other persons or circumstances will not be affected thereby and the provisions of this Agreement shall be severable in any such instance.



         22.     Notices.  Any and all notices given in connection with this

Agreement shall be deemed adequately given only if in writing (which term, for all purposes of this Agreement and the other Loan Documents, shall include telecopy) and addressed to the party for whom such notices are intended at the address set forth below.  All notices shall be sent by personal delivery,

Federal Express or other over-night messenger service, first class registered or certified mail, postage prepaid, return receipt requested or by other means at least as fast and reliable as first class mail.  A written notice shall be deemed to have been given to the recipient party on the earlier of (a) the date it shall be delivered to the address required by this Agreement; (b) the date delivery shall have been refused at the
address required by this Agreement; or (c) with respect to notices sent by mail, the date as of which the postal service shall have indicated such notice to be undeliverable at the address required by this Agreement.  Any and all notices referred to in this Agreement, or which either party desires to give to the other, shall be addressed as follows:



         IF TO GUARANTOR:                 FirstCity Financial Corporation

                                          6400 Imperial Drive

                                          P.O. Box 8216

                                          Waco, Texas  76714-8216

                                          Fax: 254/751-7648

                                          Attn: James C. Holmes







         WITH A COPY TO:                  Vander Woude & Istre, P.C.

                                          510 N. Valley Mills Drive

                                          Suite 308

                                          Waco, Texas  76710

                                          Attn:  Richard Vander Woude, Esq.

                                          Telecopy:  254-751-7725



         IF TO BANK:                      Bank of Scotland

                                          565 Fifth Avenue

                                          New York, New York 10017

                                          Attn:  Loans Administration

                                          Telecopy:  212-557-9460



         WITH A COPY TO:                  Sachnoff & Weaver, Ltd.

                                          Suite 2900

                                          30 South Wacker Drive

                                          Chicago, Illinois 60606

                                          Attn:  Frank Ballantine, Esq.

                                          Telecopy:  312-207-6400



                                   and to



                                          Bank of Scotland

                                          Chicago Representative Office

                                          181 West Madison Street

                                          Suite 3525

                                          Chicago, Illinois 60602

                                          Attn: James Halley

                                          Telecopy:  312-263-1143



The above addresses may be changed by notice of such change, mailed as provided herein, to the last address designated.

         23.     Waiver/Modification.  No waiver of any provision of this

Agreement, nor consent to any departure by the Guarantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the

Guarantor and Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  This

Agreement may not be modified, altered or amended except by an agreement in writing signed by Guarantor and Bank.  Guarantor may not sell, assign or transfer this Agreement or any portion hereof, including, without limitation,

Guarantor's rights,  titles, interests, remedies, powers and/or duties hereunder or thereunder.  Guarantor hereby consents to Bank's sale, assignment,

transfer or other disposition, at any time and from time to time hereafter, of this Agreement, or of any portion hereof or participation herein, including,

without limitation, Bank's rights, titles, interests, remedies, powers and/or duties.



         24.     Incorporation of Other Agreements.  The provisions of the

Other Agreements are incorporated in this Agreement by this reference thereto.

Except as otherwise provided in this Agreement and except as otherwise provided in the Other Agreements by specific reference to the applicable provision of this Agreement, if any provision contained in this Agreement is in conflict with, or inconsistent with, any provision in the Other Agreements or the other

Loan Documents, Bank shall have the right to elect, in its reasonable discretion, which provision shall govern and control.  Except to the extent provided to the contrary in this Agreement and in the other Loan Documents, no termination or cancellation (regardless of cause or procedure) of this

Agreement or the other Loan Documents shall in any way affect or impair the powers, obligations, duties, rights and liabilities of Borrower or Bank in any way or respect relating to: (a) any transaction or event occurring prior to such termination or cancellation, and/or (b) any of the undertakings,

agreements, covenants, warranties and representations of Borrower contained in this Agreement or the other Loan Documents.  All such undertakings, agreements,

covenants, warranties and representations shall survive such termination or cancellation.



         25.     Successors or Assigns.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Guarantor and Bank;

without limiting the generality of the foregoing, it is understood and agreed that the obligations of Guarantor hereunder shall continue even if it should transfer or otherwise dispose of any of its direct equity or other interests in

Borrower.  The term "Borrower" will mean both the named Borrower and any other person or entity at any time assuming or otherwise becoming primarily liable on all or any part of the Indebtedness.



         26.     Headings.  The descriptive headings used in this Agreement are for convenience only and shall not be deemed to affect the meaning or construction of any provision hereof.

         27.     Texas Language.



                 (a)      THIS WRITTEN AGREEMENT (TOGETHER WITH THE OTHER LOAN

DOCUMENTS) REPRESENTS THE FINAL AGREEMENT BETWEEN AND AMONG THE PARTIES HERETO

WITH RESPECT TO THE MATTERS COVERED HEREBY AND MAY NOT BE CONTRADICTED BY

EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE

PARTIES.



                 (b)      THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR

AMONG THE PARTIES HERETO.



         28.     Waiver of Trial by Jury.  TO THE EXTENT PERMITTED BY LAW,

GUARANTOR AND BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES

THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING

OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE OTHER AGREEMENTS OR

ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR

WRITTEN) OR ACTIONS OF EITHER PARTY IN CONNECTION HEREWITH.  GUARANTOR HEREBY

EXPRESSLY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR BANK TO

MAKE THE LOAN.



         29.     Domicile of Loans.  Bank may make, maintain or transfer any of its Loans under the Loan Documents to, or for the account of, any branch office, subsidiary or affiliate of Bank.



                                   * * * * *

IN WITNESS WHEREOF, the parties hereto have executed and delivered this

Guaranty Agreement as of the date first above written.



                                            FIRSTCITY FINANCIAL CORPORATION



                                            By  /s/  JAMES C. HOLMES

                                              ----------------------------

                                            Name:  James C. Holmes

                                            Title: Senior Vice President



                                            BANK OF SCOTLAND



                                            By  /s/ ANNIE CHIN TAT

                                              ----------------------------

                                            Name:  Annie Chin Tat

                                            Title: Vice President



AGREED TO:



J-HAWK INTERNATIONAL CORPORATION



By  /s/ JAMES C. HOLMES

  ----------------------------

Name:  James C. Holmes

Title: Senior Vice President

                                                                   EXHIBIT 10.19





================================================================================









                           CONTITRADE SERVICES L.L.C.







                              ____________________





                           WAREHOUSE CREDIT AGREEMENT



                            dated as of May 17, 1996





                              ____________________





                       NATIONAL AUTO FUNDING CORPORATION



                             N.A.F. AUTO LOAN TRUST











================================================================================

                               TABLE OF CONTENTS





                                                                                                                     Page

                                                                                                                     ----


SECTION 1.  DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1



         1.1       Defined Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1



SECTION 2.  AMOUNT AND TERMS OF LENDER FUNDING COMMITMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2



         2.1       Lender Funding Commitment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

         2.2       Promissory Note  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

         2.3       Availability of Borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

         2.4       Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

         2.5       Principal Payments on the Loan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

         2.6       Security and Collateral Agent Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

         2.7       Deposits to Collection Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

         2.8       Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

         2.9       Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5



SECTION 3.  REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6



         3.1       Representations and Warranties of Borrower . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

         3.2       Representations and Warranties of NAF Corp.  . . . . . . . . . . . . . . . . . . . . . . . . . . .   9



SECTION 4.  CONDITIONS PRECEDENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13



         4.1       Conditions to Initial Advance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         4.2       Conditions to Each Advance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15



SECTION 5.  RELEASE OF LIENS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16



SECTION 6.  AFFIRMATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17



         6.1       Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

         6.2       Certificates; Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

         6.3       [Reserved].  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         6.4       Payment of Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         6.5       Conduct of Business and Maintenance of Existence . . . . . . . . . . . . . . . . . . . . . . . . .  19

         6.6       Maintenance of Property; Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

         6.7       Inspection of Property; Books and Records; Discussions; Audit Reports  . . . . . . . . . . . . . .  19

         6.8       Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         6.9       Delivery of Other Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20




         6.10      Approval of New FIs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         6.11      Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         6.12      Cooperation in Making Calculations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         6.13      Securitization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         6.14      Additional Credit Support  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

         6.15      Minimum Net Worth.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         6.16      Underwriting and Review  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22



SECTION 7.  NEGATIVE COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22



         7.1       Limitation on Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         7.2       Limitation on Liens  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         7.3       Limitation on Fundamental Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

         7.4       Sale, Transfer or Encumbrance of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         7.5       Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         7.6       Limitation on Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         7.7       Limitation on Capital Expenditures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         7.8       Limitation on Investments, Loans and Advances  . . . . . . . . . . . . . . . . . . . . . . . . . .  23

         7.9       Transactions with Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.10      Sale and Leaseback . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.11      Trust Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.12      Fiscal Year  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.13      Limitation on Negative Pledge Clauses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.14      Activities of Borrower . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.15      Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.16      Bank Accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         7.17      Lock-Box Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.18      Subordinated Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.19      Margin Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.20      No Commingling . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.21      Guarantees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.22      Amendment of Facility Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.23      Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         7.24      Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25



SECTION 8.  REMEDIES UPON DEFAULT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26



         8.1       Acceleration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         8.2       Files  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         8.3       Collections  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

         8.4       Power of Attorney  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27




SECTION 9.  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27



         9.1       Amendments and Waivers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         9.2       Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         9.3       No Waiver; Cumulative Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         9.4       Survival of Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         9.5       Payment of Expenses and Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

         9.6       Successors and Assigns; Participations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         9.7       Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.8       Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.9       Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.10      Integration; Construction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.11      Limited Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.12      GOVERNING LAW  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         9.13      SUBMISSION TO JURISDICTION; WAIVERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.14      Acknowledgements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

         9.15      WAIVER OF JURY TRIAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34








SCHEDULES



Schedule I     -   List of Documents





EXHIBITS



Exhibit A      -   Definition List

Exhibit B      -   Form of Promissory Note

Exhibit C      -   Notice of Borrowing

                           WAREHOUSE CREDIT AGREEMENT





                   WAREHOUSE CREDIT AGREEMENT, dated as of May 17, 1996 (the

"Credit Agreement"), by and between CONTITRADE SERVICES L.L.C., a Delaware limited liability company ("Lender"), N.A.F. Auto Loan Trust, a Delaware business trust ("Borrower") and National Auto Funding Corporation, a Texas

corporation ("NAF Corp." and together with the Borrower, the "NAF Entities").



                              W I T N E S S E T H:



                   WHEREAS, Borrower desires to purchase certain Contracts from time to time; and



                   WHEREAS, Borrower has requested that Lender make the Loans to Borrower, the proceeds of which shall be used to purchase Contracts; and



                   WHEREAS, as security for its obligations under this Credit

Agreement, Borrower shall pledge the Collateral; and



                   WHEREAS, there is also being executed and delivered in

connection with this Agreement a Funding Commitment dated as of May 17, 1996

(the "Funding Commitment") by and between FirstCity Financial Corporation

("FirstCity") and the Lender and an Investment Banking Services Agreement dated as of May 17, 1996 (the "IBSA") between NAF Corp. and ContiFinancial Services

Corporation ("ContiFinancial"); and



                   WHEREAS, subject to the terms and conditions set forth

herein, Lender is willing to make the Loans to Borrower.



                   NOW, THEREFORE, the parties hereto agree as follows:





                            SECTION 1.  DEFINITIONS



                 1.1       Defined Terms.  (a)  As used in this Credit

Agreement, the Funding Commitment, the Promissory Note, the Servicing

Agreement, the Security and Collateral Agent Agreement, the Paying Agent

Agreement, the IBSA or any certificate or other document made or delivered pursuant hereto or thereto (collectively, the "Facility Agreements"), the capitalized terms used herein and therein shall, unless otherwise defined herein or therein, have the meanings assigned to them in the Definitions List dated as of the date hereof that refers to this Credit Agreement, which is incorporated herein by reference and attached as Exhibit A hereto (the

"Definitions List").



                 (b)       As used herein or in any other Facility Agreement,

accounting terms not defined in the Definitions List and accounting terms partly defined in the Definitions List to the extent not defined shall have the respective meanings given to them under GAAP.

                 (c)       The words "hereof," "herein" and "hereunder" and

words of similar import when used in this Credit Agreement shall refer to this

Credit Agreement as a whole and not to any particular provision of this Credit

Agreement, and Section, subsection, Schedule and Exhibit references are to this

Credit Agreement unless otherwise specified.



                 (d)       Capitalized terms used herein or in any other

Facility Agreement shall be equally applicable to both the singular and plural forms of such terms.





           SECTION 2.  AMOUNT AND TERMS OF LENDER FUNDING COMMITMENT



                 2.1       Lender Funding Commitment.  (a)  Subject to the

terms and conditions hereof, Lender agrees to make revolving credit loans

(collectively, "Advances" or the "Loan", and, individually, an "Advance") to

Borrower from time to time during the Funding Commitment Period, as requested;

provided, however, that in no event shall Lender make any Advance, (x) if,

after giving effect to such Advance the Outstanding Facility Balance would exceed either (i) the Maximum Loan Amount or (ii) the Borrowing Base or (y) an

Event of Default or an Unmatured Event of Default shall have occurred and be continuing and not waived by Lender.  Funds may be borrowed, repaid and reborrowed on a revolving basis subject to the terms and conditions set forth herein.  The lending arrangement described herein is referred to herein as the

"Facility".



                 (b)       The Facility will cancel automatically on the

Funding Commitment Termination Date; provided, however, that the Borrower may request a renewal, in writing (a "Renewal Request"), not more than 120 days prior to the Funding Commitment Termination Date; and provided, further, that the Lender must notify the Borrower, in writing, by the later of (x) 30 days from receipt by the Lender of the Renewal Request or (y) at least 60 days prior to the Funding Commitment Termination Date that it has elected to renew the

Facility.



                 (c)       If the Facility is not renewed pursuant to Section

2.1(b), Lender shall extend the Facility 60 days if no Event of Default or

Unmatured Event of Default shall have occurred and be continuing and if the

Borrower delivers to the Lender (i) a commitment letter, acceptable to the

Lender, for a replacement warehouse loan facility from a financial institution acceptable to the Lender or (ii) a guarantee, from a party acceptable to the

Lender, of all amounts payable under the Facility.



                 2.2       Promissory Note.  The Borrower shall, in connection

with the Facility, execute and deliver a promissory note, substantially in the form of Exhibit B hereto (the "Promissory Note"), payable to the order of

Lender.  Borrower is obligated to make payments to Lender as provided in this

Agreement whether or not Borrower has executed the Promissory Note.  The actual amount Borrower is obligated to pay the Lender shall be determined by this

Agreement and the records of the Lender, regardless of the terms of the

Promissory Note.  Any Promissory Note executed in connection with the Facility need not be amended to reflect changes made to this Agreement.  The records of the Lender shall,
absent demonstrable error, be conclusive evidence at any time as to the amount of the Loan, the interest due thereon, and all other amounts owed in connection with this Agreement with respect to the Borrower.  The Promissory Note shall

(a) be dated the Closing Date, (b) be stated to mature on the Funding

Commitment Termination Date and (c) provide for the payment of interest in accordance with Section 2.4.



                 2.3       Availability of Borrowings.  Borrower may request an

Advance on any Business Day during the Funding Commitment Period, subject to the provisions contained in Section 2.1, by giving Lender prior irrevocable notice of each borrowing in the form of Exhibit C hereto ("Notice of

Borrowing") by 11:00 A.M. (New York City time) on the second Business Day prior to a Borrowing Date which shall specify (a) the Borrowing Date for such borrowing, (b) the Outstanding Facility Balance on such date (prior to the making of the requested Advance), (c) the Borrowing Base applicable to such

Advance, and (d) the Available Facility Amount; provided, however, that Lender shall not be obligated to make more than one Loan in any single calendar week.

Subject to satisfaction of the conditions precedent set forth in Section 4 hereof, the proceeds of such Advance will be made available to Borrower by

Lender by wire transfer of immediately available funds to the Collection

Account.  The amount of such Advance shall be paid out from the Collection

Account as set forth in Section 2.02(a)(i) of the Paying Agent Agreement.



                 2.4       Interest.  Interest shall accrue on the Outstanding

Facility Balance at a fluctuating rate per annum equal to LIBOR plus three percent (3.00%) percent.  Interest accrued on the Loans shall be paid monthly in arrears on the third day of each calendar month, or if such day is not a

Business Day the next succeeding Business Day, commencing in the first calendar month following the Closing Date (each such date, a "Payment Date").  Upon the occurrence, and during the continuance of, an Event of Default, the Outstanding

Facility Balance shall bear interest at the rate per annum equal to LIBOR plus seven percent (7.00%); provided, however, that no provision of this Agreement shall require the payment or permit the collection of interest in excess of the maximum permitted by applicable law; and provided, further, that interest shall not be considered paid by any distribution if at any time such distribution is rescinded or must be returned for any reason.  Interest shall accrue on the basis of a 360-day year and the actual number of days elapsed.



                 2.5       Principal Payments on the Loan.



                           (a)      Other than as set forth in Section

2.01(a)(iii) of the Paying Agent Agreement, the Borrower shall prepay the Loan with the proceeds of a Securitization to at least an extent such that the

Outstanding Facility Balance (after such prepayment) does not exceed the

Borrowing Base (after taking into account the Contracts transferred from the

Facility to the Securitization); provided, however, after completion of

Securitizations with Lender and ContiFinancial of $600,000,000, Borrower may thereafter prepay the Loan in whole or in part from any source of funds.  Any such prepayment shall be accompanied by payment of all accrued and unpaid interest thereon and all fees and other amounts due to the Lender hereunder through the date of such prepayment.



                           (b)      Borrower shall pay the Outstanding Facility

Balance, together with any accrued and unpaid interest thereon, and any other sums due pursuant to
the terms hereof as set forth in Section 2.02(a)(ix) of the Paying Agent

Agreement and otherwise on or before the Funding Commitment Termination Date.



                 2.6       Security and Collateral Agent Agreement.  The

Facility is secured pursuant to a Security and Collateral Agent Agreement,

dated as of the date hereof (the "Security and Collateral Agent Agreement"),

among the Borrower, the Lender and Texas Commerce Bank National Association, as

Collateral Agent (together with any successors thereto, the "Collateral

Agent").



                 2.7       Deposits to Collection Account.



                           (a)      Borrower shall establish on or prior to the

Closing Date, a bank account in the name of the Borrower (the "Collection

Account"), bearing an additional designation clearly indicating that the funds deposited therein are for the benefit of the Lender.  The Collection Account shall be initially established with the Paying Agent.  The Collection Account shall at all times be an Eligible Deposit Account. All amounts held in such account shall, to the extent permitted by applicable laws, rules and regulations, be invested by the Collateral Agent at the written direction of the Borrower, in Permitted Investments which mature prior to the following

Payment Date, or such earlier date as may be specified by the Borrower.

Investments in Permitted Investments shall be made in the name of the Borrower,

and such investments shall not be sold or otherwise disposed of prior to their maturity unless (x) a Securitization or an Event of Default shall have occurred and be continuing, (y) the Lender shall have instructed the Borrower to sell or otherwise dispose of such investments prior to their maturity or (z) as needed to fund the disbursements listed in Section 2.02(a) of the Paying Agent

Agreement.  Should the Collection Account no longer be an Eligible Deposit

Account, then the Borrower shall within 10 Business Days (or such longer period, not to exceed 30 calendar days, as to which the Lender shall consent),

with such bank's or trust company's assistance as necessary, cause the

Collection Account to be moved to a bank or trust company such that the

Collection Account will be an Eligible Deposit Account.  Investment earnings on funds deposited in the Collection Account shall be deposited in the Collection

Account.



                           (b)      Borrower shall cause each Lock-Box Bank to

deposit, no later than the close of business on each Business Day, all available Collections received by each such Lock-Box Bank into the Collection

Account.



                           (c)      All Collections received directly by the

Borrower or the Servicer shall be held by the Borrower or the Servicer, as applicable, in trust for the benefit of the Lender.  Borrower shall remit for deposit, and shall cause the Servicer to remit for deposit, no later than the close of business on the day received, such Collections in the Lock-Box

Account.



                           (d)      Borrower may, from time to time, deposit

cash and/or deliver to the Paying Agent Permitted Investments to be credited to the Collection Account.



                 2.8       Proceeds.  The proceeds of the Loan shall be used by

Borrower solely to finance the purchase or holding of Eligible Contracts, and to pay other amounts
expressly permitted under the terms and conditions of the Facility Agreements.



                 2.9       Taxes.  All payments made by Borrower under this

Credit Agreement and the Promissory Note shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees,

deductions or withholdings, now or hereafter imposed, levied, collected,

withheld or assessed by any Governmental Authority having taxing authority,

excluding income taxes and franchise taxes (imposed in lieu of income taxes)

imposed on Lender, as a result of any present or former connection between the jurisdiction of the government or taxing authority imposing such tax or any political subdivision or taxing authority thereof or therein and Lender

(excluding a connection arising solely from Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this

Credit Agreement or the Promissory Note) (all such non-excluded taxes, levies,

imposts, duties, charges, fees, deductions and withholdings being hereinafter called "Taxes").  If any Taxes are required to be withheld from any amounts payable to or under the Promissory Note, the amounts so payable to Lender shall be increased to the extent necessary to yield to Lender (after payment of all

Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Credit Agreement and the Promissory Note.

Whenever any Taxes are payable by Borrower, as promptly as possible thereafter

Borrower shall send to Lender a certified copy of an original official receipt received by Borrower showing payment thereof.  If Borrower fails to pay any

Taxes when due to the appropriate taxing authority or fails to remit to Lender the required receipts or other required documentary evidence, Borrower shall indemnify Lender for any incremental Taxes, interest or penalties that Lender is legally required to pay as a result of any such failure.  The agreements in this subsection shall survive the termination of this Credit Agreement and the payment of the Promissory Note.



                   SECTION 3.  REPRESENTATIONS AND WARRANTIES



                 3.1       Representations and Warranties of Borrower. To

induce Lender to enter into this Credit Agreement and to make the Advances,

Borrower hereby represents and warrants to Lender that:



                 (a)       Trust Existence; Compliance with Law. Borrower (i)

is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) has the power and authority, and the legal right, as a Delaware business trust, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (iii) is duly qualified as a foreign business trust or unincorporated association, is in good standing and has all licenses (in full force and effect) under the laws of each jurisdiction where its ownership,

lease or operation of property or the conduct of its business requires such qualification and/or licensing and (iv) is in compliance with all Requirements of Law.



                 (b)       Trust Power; Authorization; Enforceable Obligations.

Borrower has the power and authority, and the legal right, as a Delaware business trust, to make, deliver and perform this Credit Agreement and the other Facility Agreements to which it is a party and to borrow hereunder and has taken all necessary action to authorize the borrowings on the terms and conditions of this Credit Agreement and the other Facility Agreements to which it is a party and to authorize the execution, delivery and performance of this Credit Agreement and the other

Facility Agreements to which it is a party.  All consents or authorizations of,

filing with or other act by or in respect of, any Governmental Authority or any other Person required to be obtained, made or given by it in connection with the borrowings hereunder or with the execution, delivery, performance, validity or enforceability of this Credit Agreement or the other Facility Agreements to which it is a party have been so obtained, made or received.  This Credit

Agreement and each other Facility Agreement to which it is a party has been duly executed and delivered on behalf of Borrower.  This Credit Agreement and each other Facility Agreement to which it is a party constitutes a legal, valid and binding obligation of Borrower enforceable against Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).



                 (c)       No Legal Bar.  The execution, delivery and

performance of this Credit Agreement and the other Facility Agreements, the borrowings hereunder and the use of the proceeds thereof will not violate any

Requirement of Law or Contractual Obligation of Borrower and will not result in, or require, the creation or imposition of any Lien on any of its properties or revenues pursuant to any such Requirement of Law or Contractual Obligation other than the Lien set forth herein.



                 (d)       No Material Litigation.  No litigation,

investigation or proceeding of or before any arbitrator, court or Governmental

Authority is pending or threatened, by or against Borrower or against any of its properties or revenues (i) with respect to this Credit Agreement or the other Facility Agreements or any of the transactions contemplated hereby or thereby, or (ii) which could have a material adverse effect on the business,

prospects, properties, assets, operations or condition, financial or otherwise,

of Borrower, or the ability of Borrower to perform its obligations hereunder or under the other Facility Agreements.



                 (e)       No Default; No Event of Default.  Borrower is not in

default under or with respect to any of its Contractual Obligations in any respect which could have a material adverse effect on the business, operations,

properties, assets, condition or prospects, financial or otherwise, of

Borrower, or on the ability of Borrower to perform its obligations hereunder or under the other Facility Agreements.  No Event of Default or Unmatured Event of

Default has occurred or is continuing.



                 (f)       No Burdensome Restrictions.  Borrower is not a party

to or subject to any Contractual Obligation (other than the Facility

Agreements) which could have a material adverse effect on the business,

properties, assets, operations, condition or prospects, financial or otherwise,

of Borrower, or on the ability of Borrower to carry out its obligations hereunder or under the other Facility Agreements.



                 (g)       Taxes.  Borrower has filed or caused to be filed all

federal, state and other tax returns which are required to be filed by it, or has filed extensions with respect
thereto (which extensions have not expired) and has paid all taxes shown to be due and payable on said returns or on any federal, state and other tax assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental

Authority having taxing power; no tax Lien has been filed against it, and no claim is being asserted by any Governmental Authority with respect to any such tax, fee or other charge.



                 (h)       ERISA.  Neither Borrower nor any ERISA Affiliate of

Borrower has participated in any Multiemployer Plan.  Neither Borrower nor any

ERISA Affiliate of Borrower has maintained any Single-Employer Plan.



                 (i)       Investment Company Act; Other Regulations. Borrower

is not an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

Borrower is not subject to regulation under any federal or state statute or regulation which limits its ability to incur Debt.



                 (j)       Subsidiaries.  Borrower has no Subsidiaries, other

than Subsidiaries formed in connection with any Securitization.



                 (k)       Purpose of Advances.  The proceeds of the Advances

shall be used by Borrower to purchase Eligible Contracts and for other purposes expressly permitted by the Facility Agreements.



                 (l)       No Deduction.  Borrower is not required to make any

deduction or withholding from payments to be made by it to Lender under this

Credit Agreement, and the execution and performance of this Credit Agreement and any of the other Facility Agreements does not make Borrower liable for any registration tax, stamp duty or similar tax or duty imposed by any authority of or within its jurisdiction of creation, which tax or duty has not been, or will not be, paid when due.



                 (m)       No Other Debt.  Borrower has no liability in respect

of any Debt or in respect of any guarantee by Borrower of the obligations of another under which the lender, creditor or lessor or the Person in whose favor such guarantee is given has any right, by operation of law or otherwise, to have any claim in respect of such obligation or guarantee satisfied out of any assets of Borrower, other than Subordinated Debt consented to by Lender in writing.



                 (n)       Title; Liens.  Except for the Liens granted to the

Lender pursuant to the Facility Agreements and any Subordinate Liens consented to by the Lender in writing, Borrower owns each item of the Collateral free and clear of any and all Liens or claims of others.  No security agreement,

financing statement or other public notice with respect to all or any part of the Collateral is on file or of record in any public office, except such as may have been filed in favor of the Lender pursuant to the Facility Agreements.



                 (o)       Ownership of Contracts.  Each purchase by Borrower

of Contracts constitutes a valid sale of the Contracts to Borrower and creates in favor of Borrower a
perfected ownership interest in and valid, legal and equitable title to such

Contracts, which ownership interest is not subject to any Lien.



                 (p)       No Petition.  There is no intent to file a voluntary

petition under the federal bankruptcy laws with respect to Borrower and

Borrower is not insolvent or generally unable to pay its debts as they become due.



                 (q)       Eligible Contracts.  Each Contract is an Eligible

Contract.  With respect to each such Contract, (i) no effective financing statement, lien notation on any certificate of title or other instrument similar in effect covering all or any part of such Contract or the security therefor, which would give the Person filing, named on or entitled to the benefit of such statement or instrument priority senior to or pari passu with the Borrower, is on file in any recording office or is otherwise effective except such as may be filed in favor of the Dealer, the related FI or the

Borrower and collaterally assigned to Lender in accordance with the Facility

Agreements; and (ii) the Vehicle, including any equipment sold and financed in connection with such Contract, is the subject of an application for a certificate of title to be issued in the name of the Obligor which will indicate a security interest therein held by the Borrower or the Collateral

Agent, in the appropriate form and in compliance with all appropriate procedures as may be necessary under applicable law to cause a perfected and first priority security interest to exist in favor of, or for the benefit of,

the Borrower, to secure the obligations of such Obligor under such Contract;

(iii) each of the Representations and Warranties are true and correct and (iv)

it is in compliance with the Underwriting Criteria.



                 (r)       Tangible Net Worth Requirement.  The Tangible Net

Worth Requirement is met.



                 (s)       Representations and Warranties in Facility

Agreements.  The representations and warranties of the Borrower contained in each of the Facility Agreements to which it is a party and in any document,

certificate or instrument delivered pursuant to any such Facility Agreement are true and correct and the Lender may rely on such representations and warranties, if not made directly to the Lender, as if such representations and warranties were made directly to the Lender.  To the best of the Borrower's knowledge, the representations and warranties of the FIs in each of the Loan

Origination Agreements and in any document, certificate or instrument delivered pursuant to the Loan Origination Agreements are true and correct in all material respects and the Lender may rely on such representations and warranties as if such representations and warranties were made directly to the

Lender, except that no such representation or warranty is made with respect to the Loan Origination Agreement with Farmers and Mechanics Bank.



                 (t)       Principal Place of Business.  The Borrower's

principal place of business is located at 4545 Fuller Drive, Suite 101, Irving,

Texas.



                 3.2       Representations and Warranties of NAF Corp. To

induce Lender to enter into this Credit Agreement and to make the Loans, NAF

Corp. hereby represents and warrants to Lender that:

                 (a)       Financial Condition.  (i)  The pro forma

consolidated balance sheet of NAF Corp. as of the Closing Date and reflecting all Closing Date transactions is complete and correct and presents fairly the financial condition of NAF Corp. as at such date.  NAF Corp. does not have any

Debt, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitments, including, without limitation, any interest rate or foreign currency swap or exchange transaction except to the extent reflected as a liability on the balance sheet referred to above.  Such balance sheet has been prepared in accordance with GAAP.



                 (b)       Corporate Existence; Compliance with Law. NAF Corp.

(i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) has the power and authority, and the legal right, as a Texas corporation, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (iii) is duly qualified as a foreign corporation, is in good standing and has all licenses (in full force and effect) under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and/or licensing and (iv) is in compliance with all Requirements of Law.



                 (c)       Corporate Power; Authorization; Enforceable

Obligations.  NAF Corp. has the power and authority, and the legal right, as a

Texas corporation, to make, deliver and perform this Credit Agreement and the other Facility Agreements to which it is a party and to borrow hereunder and has taken all necessary action to authorize the borrowings on the terms and conditions of this Credit Agreement and the other Facility Agreements to which it is a party and to authorize the execution, delivery and performance of this

Credit Agreement and the other Facility Agreements to which it is a party.  All consents or authorizations of, filing with or other act by or in respect of,

any Governmental Authority or any other Person required to be obtained, made or given by it in connection with the borrowings hereunder or with the execution,

delivery, performance, validity or enforceability of this Credit Agreement or the other Facility Agreements to which it is a party have been so obtained,

made or received.  This Credit Agreement and each other Facility Agreement to which it is a party has been duly executed and delivered on behalf of NAF Corp.

This Credit Agreement and each other Facility Agreement to which it is a party constitutes a legal, valid and binding obligation of NAF Corp. enforceable against NAF Corp. in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).



                 (d)       No Legal Bar.  The execution, delivery and

performance of this Credit Agreement and the other Facility Agreements, the borrowings hereunder and the use of the proceeds thereof will not violate any

Requirement of Law or Contractual Obligation of NAF Corp. and will not result in, or require, the creation or imposition of any Lien on any of its properties or revenues pursuant to any such Requirement of Law or Contractual Obligation other than the Lien set forth herein.



                 (e)       No Material Litigation.  No litigation,

investigation or proceeding
of or before any arbitrator, court or Governmental Authority is pending or threatened, by or against NAF Corp. or against any of its properties or revenues.



                 (f)       No Default; No Event of Default.  NAF Corp. is not

in default under or with respect to any of its Contractual Obligations in any respect which could have a material adverse effect on the business, operations,

properties, assets, condition or prospects, financial or otherwise, of NAF

Corp., or on the ability of NAF Corp. to perform its obligations hereunder or under the other Facility Agreements.  No Event of Default or Unmatured Event of

Default has occurred or is continuing.



                 (g)       No Burdensome Restrictions.  NAF Corp. is not a

party to or subject to any Contractual Obligation (other than the Facility

Agreements) which could have a material adverse effect on the business,

properties, assets, operations, condition or prospects, financial or otherwise,

of NAF Corp., or on the ability of NAF Corp. to carry out its obligations hereunder or under the other Facility Agreements.



                 (h)       Taxes.  NAF Corp. has filed or caused to be filed

all federal, state and other tax returns which are required to be filed by it,

or has filed extensions with respect thereto (which extensions have not expired) and has paid all taxes shown to be due and payable on said returns or on any federal, state and other tax assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority having taxing power; no tax Lien has been filed against it, and no claim is being asserted by any Governmental

Authority with respect to any such tax, fee or other charge.



                 (i)       ERISA.  Prior to May 17, 1996, neither NAF Corp. nor

any ERISA Affiliate of NAF Corp. has participated in any Multiemployer Plan.

Prior to May 17, 1996, neither NAF Corp. nor any ERISA Affiliate of NAF Corp.

has maintained any Single-Employer Plan.  Beginning May 17, 1996, NAF Corp. and

Borrower are participants in FirstCity's employee benefit plans.



                 (j)       Investment Company Act; Other Regulations. NAF Corp.

is not an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

NAF Corp. is not subject to regulation under any federal or state statute or regulation which limits its ability to incur Debt.



                 (k)       No Deduction.  NAF Corp. is not required to make any

deduction or withholding from payments to be made by it to Lender under this

Credit Agreement, and the execution and performance of this Credit Agreement and any of the other Facility Agreements does not make NAF Corp. liable for any registration tax, stamp duty or similar tax or duty imposed by any authority of or within its jurisdiction of creation, which tax or duty has not been, or will not be, paid when due.



                 (l)       No Priority Claim Debt.  NAF Corp. has no liability

in respect of any Debt or in respect of any guarantee by NAF Corp. of the obligations of another under which the lender, creditor or lessor or the Person in whose favor such guarantee is given has any right, by operation of law or otherwise, to have any claim in respect of such obligation or guarantee first satisfied out of the general assets of NAF

Corp. in priority to the claims of its general creditors, other than (i) a non-recourse promissory note to Cargill Financial Services Corporation and (ii)

an indemnification agreement with High Industries, Inc. copies of which have been supplied to the Lender.



                 (m)       No Petition.  There is no intent to file a voluntary

petition under the federal bankruptcy laws with respect to NAF Corp. and NAF

Corp. is not insolvent or generally unable to pay its debts as they become due.



                 (n)       Eligible Contracts.  Each Contract is an Eligible

Contract.  With respect to each such Contract, (i) no effective financing statement, lien notation on any certificate of title or other instrument similar in effect covering all or any part of such Contract or the security therefor, which would give the Person filing, named on or entitled to the benefit of such statement or instrument priority senior to or pari passu with the Borrower, is on file in any recording office or is otherwise effective except such as may be filed in favor of the Dealer, the related FI or the

Borrower and collaterally assigned to Lender in accordance with the Facility

Agreements; and (ii) the Vehicle, including any equipment sold and financed in connection with such Contract is the subject of an application for a certificate of title to be issued in the name of the Obligor which will indicate a security interest therein held by the Borrower or the Collateral

Agent, in the appropriate form and in compliance with all appropriate procedures as may be necessary under applicable law to cause a perfected and first priority security interest to exist in favor of, or for the benefit of,

to secure the obligations of such Obligor under such Contract; (iii) each of the Representations and Warranties are true and correct and (iv) it is in compliance with the Underwriting Criteria.



                 (o)       Representations and Warranties in Facility

Agreements.  The representations and warranties of NAF Corp. contained in each of the Facility Agreements to which it is a party and in any document,

certificate or instrument delivered pursuant to any such Facility Agreement are true and correct and the Lender may rely on such representations and warranties, if not made directly to the Lender, as if such representations and warranties were made directly to the Lender.  To the best of NAF Corp.'s knowledge, the representations and warranties of the FIs in each of the Loan

Origination Agreements and in any document, certificate or instrument delivered pursuant to the Loan Origination Agreements are true and correct in all material respects and the Lender may rely on such representations and warranties as if such representations and warranties were made directly to the

Lender, except that no such representation or warranty is made with respect to the Loan Origination Agreement with Farmers' and Mechanics' Bank.



                 (p)       Principal Place of Business.  NAF Corp.'s principal

place of business is located at 4545 Fuller Drive, Suite 101, Irving, Texas.

                        SECTION 4.  CONDITIONS PRECEDENT



                 4.1       Conditions to Initial Advance.  The agreement of

Lender to fund the initial Advance is subject to the satisfaction, immediately prior to or concurrently with the making of such Loan on the Closing Date, of the following conditions precedent:



                 (a)       Facility Agreements.  Lender shall have received (i)

         this Credit Agreement executed and delivered by a duly authorized officer of Borrower, (ii) the Promissory Note executed and delivered by a duly authorized officer of Borrower, (iii) the Security and

         Collateral Agent Agreement, duly executed and delivered by the parties thereto, (iv) the Servicing Agreement, duly executed and delivered by the parties thereto; (v) the Paying Agent Agreement, (vi) the Funding

         Commitment, duly executed by the parties thereto, (vii) the IBSA, duly executed by the parties hereto, (viii) copies of all the other

         Facility Agreements, executed by all parties thereto and in form and substance satisfactory to Lender, and (ix) such other documents or instruments as may be reasonably requested by Lender.



                 (b)       Trust Documents; Incumbency.  (i) Lender shall have

         received copies of the certificate of trust of Borrower certified by the Secretary of State or other appropriate official of the State of

         Delaware and the Governing Instrument of Borrower certified as of the

         Closing Date as complete and correct copies thereof by a Responsible

         Officer, (ii) good standing certificates for Borrower issued by the

         Secretary of State or other appropriate official of the State of

         Delaware and each jurisdiction where the conduct of Borrower's business activities or its ownership of properties makes qualification necessary and (iii) a certificate of a Responsible Officer of

         Borrower, certifying the names and true signatures of the officers of

         Borrower authorized to sign the Facility Agreements to which it is a party.



                 (c)       Credit Committee Approval.  Lender shall have

         received the approval of its credit committee with respect to the transactions contemplated by the Facility Agreements.



                 (d)       No Violation.  The consummation of the transactions

         contemplated hereby and by the other Facility Agreements shall not contravene, violate or conflict with, nor involve Borrower in any violation of, any Requirement of Law except to the extent that any such contravention, violation, conflict or involvement would not adversely affect the transactions contemplated hereby and by the other

         Facility Agreements.



                 (e)       Legal Opinions.  Lender shall have received the

         executed legal opinion of counsel to Borrower, NAF Corp. and

         FirstCity.



                 (f)       Collection Account and Paying Agent Agreement.

         Borrower shall have established the Collection Account, and the financial institution at which the Collection Account is established shall have executed and delivered the Paying

         Agent Agreement (the "Paying Agent Agreement").



                 (g)       Lien Certificate.  Lender shall have received a

         certificate of a Responsible Officer of Borrower to the effect that the Collateral is not subject to any Lien, except Liens created by the

         Facility Agreements.



                 (h)       UCC Searches.  Lender shall have received lien

         searches and other evidence as to the absence of any Lien on or security interest in the Collateral in form and substance satisfactory to Lender.  Any termination statements or releases requested by Lender to be filed with respect to the Contracts shall have been filed.



                 (i)       Filings.  Lender shall have received acknowledgment

         copies of proper financing statements, duly filed under the UCC of all jurisdictions that Lender may deem necessary or desirable in order to perfect the security interests created by this Credit Agreement and the other Facility Agreements and all other filings, notifications,

         consents and recordings necessary to consummate the transactions contemplated hereunder and under the other Facility Agreements shall be accomplished and Lender shall have received evidence of such filings, notifications, consents and recordings satisfactory in form and substance to Lender.



                 (j)       Lock-Boxes.  Borrower shall have established or

         caused to have been established Lock-Boxes in its name and the name of the Lender and shall have received an executed Lock-Box Agreement (a

         "Lock-Box Agreement") for each Lock-Box from each Lock-Box Bank.  All

         Obligors shall have been instructed to remit Collections to a

         Lock-Box.



                 (k)       Consents.  Lender shall have received copies of all

         consents, licenses and approvals, if any, required in connection with the execution, delivery and performance by Borrower and the validity and enforceability against it of the Facility Agreements to which it is a party and such consents, licenses and approvals shall be in full force and effect.



                 (l)       Insurance.  Lender shall have received evidence that

         the Blanket Policy is in full force and effect.



                 (m)       Servicer's Certificates.  Lender shall have received

         a certificate from EDS and the Servicer confirming the loss and delinquency status of the portfolio immediately prior to Closing.



                 (n)       No Default.  Neither NAF Corp. nor the Borrower is

         in default under any agreement to which either is a party.



                 (o)       Due Diligence.  Lender shall have had the

         opportunity to conduct legal, financial, operational and key man due diligence on the NAF Entities and FirstCity.



                 (p)       FI Deferred Fees.  Borrower shall have assigned its

         rights to any
         remaining FI deferred fees to the Lender.



                 (q)       Funding Commitment.  FirstCity and Lender shall have

         executed and delivered the Funding Commitment.



                 (r)       Servicing Agreement.  Borrower, the Servicer, the

         Lender and the Collateral Agent shall have entered into the Servicing

         Agreement.



                 (s)       Loan Origination Agreements.  NAF Corp. and the FIs

         (other than Tammac Corporation and Mellon Bank) shall have entered into amended Loan Origination Agreements satisfactory to Lender (with executed waivers of defaults from the prior Loan Origination

         Agreements), or, in the case of Farmers and Mechanics Bank, a termination and release.



                 (t)       Exercise of First City's Options.  FirstCity shall

         have exercised each of its options so as to gain control of the

         Borrower and NAF Corp.; provided that up to 20% of the equity in NAF

         Corp., and less than a majority of the board seats of NAF Corp., may be controlled by parties other than FirstCity (except that Cargill

         Financial Services Corporation may control not more than 15% of such equity and not more than one board seat).



                 (u)       IBSA.  NAF Corp. and ContiFinancial shall have

         executed and delivered the IBSA.



                 (v)       Other Agreements.  The Lender shall have received

         executed copies of all of the documents listed on Schedule I hereto.



                 (w)       Funding Commitment Fee.  On the Closing Date, the

         Borrower shall pay $125,000 to the Lender as a commitment fee.



                 4.2       Conditions to Each Advance.  The agreement of Lender

to fund any Advance requested to be made by it on any date (including, without limitation, the initial Advance) is subject to the satisfaction of the following conditions precedent:



                 (a)       Representations and Warranties.  Each of the

         representations and warranties made by Borrower and NAF Corp. in or pursuant to any of the Facility Agreements, and by FirstCity in the

         Funding Commitment, shall be true and correct on and as of such date as if made on and as of such date.



                 (b)       Notice of Borrowing.  Borrower shall have delivered

         to Lender a Notice of Borrowing within the time period specified in

         Section 2.3.



                 (c)       Section 2.1 Requirements.  After giving effect to

         the Advance to be made on such day, the Outstanding Facility Balance does not exceed either (x) the Maximum Loan Amount or (y) the

         Borrowing Base.



                 (d)       Evidence of Pledge.  Prior to the release of the

         proceeds of such

         Advance in consideration of the Borrower's acquisition of any

         Contracts, Lender shall have received an approving (i.e., indicating no material exceptions) Custodial Certification with respect to the related Contracts not later than 11 A.M., New York time, on the

         Business Day preceding the day on which such amounts are to be released.



                 (e)       Additional Documents.  The Lender shall have

         received each additional document, instrument, legal opinion or item of information reasonably requested by Lender with respect of any aspect or consequence of the transactions contemplated hereby or by any other Facility Agreement.



                 (f)       Additional Matters.  All proceedings, documents,

         instruments and legal matters specified in subsection 4.1 hereof, or required after the Closing Date, shall be satisfactory in form and substance to Lender.



                 (g)       Event of Default.  No Event of Default or Unmatured

         Event of Default shall have occurred and be continuing to occur.



Each borrowing by Borrower hereunder shall constitute a representation and warranty by Borrower as of the date of such Loan that the conditions contained in this subsection 4.2 have been satisfied.





                          SECTION 5.  RELEASE OF LIENS



                 In connection with any payment of principal on the Facility,

upon receipt of a written request from the Borrower to the Lender in the form attached as Exhibit B to the Collateral Agent Agreement, the Lender shall take such actions as are necessary to release or cause the lien of the Lender on the related  Contract to be released and to cause the related Contract Files to be returned to the Borrower; as used in this Article 5, the "related Contracts"

shall be those Contracts, specified by Borrower to be released from this

Facility; provided that, following such release and the related payment of principal on the Facility, the Outstanding Facility Balance does not exceed the

Borrowing Base.  Upon payment in full of all Obligations, termination of all obligations of Lender to make Advances hereunder and expiration or termination of this Credit Agreement, the Lender shall take such actions as are necessary to release or cause the Lien of the Lender on the Collateral to be released and to cause the Contract Files then held by the Collateral Agent to be returned to the Borrower.  To the extent the Borrower consummates a Securitization and so long as the proceeds thereof are applied to repay Loans hereunder, the Lender shall take such actions as are necessary to release the Lien of the Lender on the related Collateral and shall instruct the Collateral Agent to deliver possession of the related Contracts and Contract Files in the Collateral

Agent's possession which will be used as collateral for such securities.

                       SECTION 6.  AFFIRMATIVE COVENANTS



                 NAF Corp. and/or the Borrower hereby agree that, so long as this Credit Agreement remains in effect, NAF Corp. and/or the Borrower shall:



                 6.1       Financial Statements.  (a)  NAF Corp. shall furnish

to Lender, commencing with the year ending December 31, 1996:



                 (i)  as soon as available, but in any event within 120 days after the end of each fiscal year of NAF Corp. a copy of the unaudited consolidated balance sheet as at the end of such year and the related unaudited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year and including all footnotes thereto and management discussions and analysis contained therein, certified by a Responsible

         Officer of FirstCity as being fairly stated in all respects (subject to normal year-end audit adjustments); and



                 (ii)  as soon as available, but in any event not later than 60 days after the end of each fiscal quarter of NAF Corp., the unaudited balance sheet of NAF Corp. as at the end of such quarter and the related unaudited statements of income and cash flows of NAF Corp for such period and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures,

         for the previous year;



                 (b)  the Borrower shall furnish to Lender, commencing with the year ending December 31, 1996:



                 (i)  as soon as available, but in any event within 120 days after the end of each fiscal year of the Borrower, a copy of the balance sheet as at the end of such year and the related statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year and including all footnotes thereto and management discussions and analysis contained therein, audited by KPMG Peat Marwick or another nationally recognized accounting firm acceptable to Lender (the "Accountants"); and



                 (ii)  as soon as available, but in any event not later than 60 days after the end of each fiscal quarter of the Borrower, the unaudited balance sheet of the Borrower as at the end of such quarter and the related unaudited statements of income and cash flows of the

         Borrower for such period and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures, for the previous year, certified by a Responsible

         Officer of NAF Corp. as being fairly stated in all respects (subject to normal year-end audit adjustments);



all such financial statements to be complete and correct in all respects and to be prepared in detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or Responsible Officer, as the case may be, and disclosed therein).

                 6.2       Certificates; Other Information.  NAF Corp. shall

furnish to Lender:



                 (a)       concurrently with the delivery of the financial

         statements referred to in subsection 6.1(a), a certificate of the

         Accountants reporting on such financial statements stating that (i)

         such audit was made in accordance with GAAP and (ii) no knowledge was obtained of any Event of Default or Unmatured Event of Default, except as specified in such certificate;



                 (b)       concurrently with the delivery of the financial

         statements referred to in subsection 6.1, a certificate of a

         Responsible Officer stating that each of NAF Corp. and the Borrower during such period has observed or performed all of its covenants and other agreements, and satisfied every condition contained in this

         Credit Agreement and the other Facility Agreements to be observed,

         performed or satisfied by it, and that such Responsible Officer has obtained no knowledge of any Unmatured Event of Default or Event of

         Default, except as specified in such certificate;



                 (c)       copies of all financial statements, reports and

         other communications that NAF Corp. or the Borrower may make to, or file or have with, the SEC or any state securities commission contemporaneously with the filing thereof;



                 (d)       at the time of each securitization or whole-loan

         sale, a comfort letter from the Accountants covering the loss and delinquency statistics on the Servicer's servicing portfolio of the

         Borrower's contracts;



                 (e)       copies of any written communication received from an

         FI, outside of the ordinary course of business; and



                 (f)       promptly, such additional financial and other

         information as Lender may from time to time reasonably request.



                 6.3       [Reserved].



                 6.4       Payment of Obligations.  The NAF Entities shall pay,

discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, each of their obligations (with a balance of

$50,000 or more) of whatever nature.



                 6.5       Conduct of Business and Maintenance of Existence.

The NAF Entities shall continue to engage in business of the same type as now conducted by it and preserve, renew and keep in full force and effect its existence and take all action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business; and comply in all material respects with all Contractual Obligations and Requirements of Law.

                 6.6       Maintenance of Property; Insurance.  The NAF

Entities shall keep all property useful and necessary in its business in good working order and condition; maintain, or cause to be maintained on its behalf,

with financially sound and reputable insurance companies, the Blanket Policy and insurance on all its property in at least such amounts and against at least such risks as are usually insured against in the same general area by companies engaged in the same or a similar business; and furnish to Lender, at least annually, and otherwise upon written request, full information as to the insurance carried.



                 6.7       Inspection of Property; Books and Records;

Discussions; Audit Reports.  NAF Corp. and the Borrower shall each



                 (a)       keep proper books of records and account in which

         full, true and correct entries in conformity with GAAP and all

         Requirements of Law shall be made of all dealings and transactions in relation to its business and activities; and permit representatives of

         Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records on prior notice during normal business hours and to discuss the business, prospects,

         operations, properties and financial and other condition of NAF Corp.

         with officers and employees of NAF Corp. and the Borrower and with its independent certified public accountants.



                 (b)       permit all accountants and auditors employed by NAF

         Corp. and the Borrower at any time to exhibit and deliver to the

         Lender copies of any and all of NAF Corp.'s and the Borrower's financial statements, trial balances or other accounting records of any sort in the accountant's or auditor's possession and to disclose to the Lender any information they may have concerning the Borrower's financial status and business operations which the Lender may reasonably request.  NAF Corp. and the Borrower shall authorize all federal, state and municipal authorities to furnish to the Lender copies of reports or examinations relating to NAF Corp. or the

         Borrower, whether made by NAF Corp., the Borrower or otherwise.



                 (c)       permit the Lender to conduct at any time and from

         time to time, and fully cooperate with, field examinations and audits of the business affairs of NAF Corp. and/or the Borrower.  NAF Corp.

         shall reimburse the Lender for all reasonable costs and expenses in connection with such examinations.



                 (d)       permit the Lender to inspect the Collateral, during

         normal business hours and upon reasonable notice; the Borrower shall reimburse the Lender for the reasonable expenses of the Lender in conducting any such inspection.



                 (e)       deliver promptly upon receipt thereof, one copy of

         each other report submitted to the Borrower by its independent accountants, including management letters and "comment" letters, in connection with any annual, interim or special audit report made by them of the books of the Borrower.

                 6.8       Notices.  NAF Corp. shall promptly give notice to

Lender of:



                 (a)       the occurrence of any Event of Default or Unmatured

         Event of Default;



                 (b)       any (i) default or event of default by Borrower or

         NAF Corp. under any Contractual Obligation of Borrower or NAF Corp. or

         (ii) litigation, investigation or proceeding which may exist at any time affecting the Borrower or NAF Corp. and which is likely to result in a material adverse change in the financial condition or business prospects of the Borrower or of NAF Corp;



                 (c)       a material adverse change in the business,

         properties, assets, operations, prospects or condition (financial or otherwise) of the Borrower or NAF Corp.; and



                 (d)       any change in its principal place of business or

         chief executive office from the address set forth in paragraph (v) of subsection 3.1.



Each notice pursuant to this subsection shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the NAF Entities propose to take with respect thereto.



                 6.9       Delivery of Other Reports.  The NAF Entities shall

furnish any reports required to be delivered by the NAF Entities pursuant to any Facility Agreement to which any NAF Entity is a party or which any NAF

Entity has signed.



                 6.10      Approval of New FIs.  The NAF Entities shall not

execute a Loan Origination Agreement with a new FI unless they have received approval of the new FI and the new Loan Origination Agreement from the Lender,

which approval shall not be unreasonably withheld.  This provision shall apply,

without limitation, to Tammac Corporation and to Mellon Bank.



                 6.11      Further Assurances.  The NAF Entities shall do such

further acts and things and execute and deliver to Lender such assignments,

agreements, financing statements, powers and instruments as are required by

Lender to carry into effect the purposes of this Credit Agreement and the other

Facility Agreements or to better assure and confirm unto Lender its rights,

powers and remedies hereunder and under the other Facility Agreements,

including, without limitation, to obtain such consents and give such notices,

and to file and record all such documents, financing statements and instruments, and renew each such consent, notice, filing and recordation, at such time or times, in such manner and at such places, as may be necessary or desirable to preserve and protect the position of Lender hereunder and under the other Facility Agreements.  This covenant shall survive the termination of this Credit Agreement.



                 6.12      Cooperation in Making Calculations.  The NAF

Entities shall cooperate with Lender at all times in the calculation of all formulas used in any Facility Agreement, including, without limitation,

delivering in written or electronic form any and all data and other information as may be so required. The NAF Entities hereby agree to provide all such information or data on or before each date, without prior request by Lender, as required to make any such calculation, and to provide such information and data in such form as may be immediately used by

Lender without further interpretation or purchase or license of any software.

The NAF Entities do hereby further agree that if they fail to provide any such information or data as required in this subsection 6.12, Lender may use any estimate of any amount or calculation that it, in its sole discretion,

determines.



                 6.13      Securitization.  The Borrower shall use its best

efforts to effect a refinancing of the Loans through the issuance by Borrower or an Affiliate of asset backed securities secured by Contracts (each such refinancing a "Securitization") on a semi-annual basis.  Borrower further agrees to use its best efforts to consummate the first such Securitization on or prior to October 31, 1996 in an amount of not less than $40,000,000.



                 6.14      Additional Credit Support.



                 (a)  The NAF Entities will deliver or cause to be delivered to the Lender any and all subordinate securities (together with appropriate, fully-executed bond powers and assignments) received by them or by any Affiliate of the NAF Entities pursuant to any

         Securitization in order to create a first-priority, perfected security interest therein in favor of the Lender.



                 (b)  NAF Corp. shall cause the beneficial owner of Borrower to deliver to the Lender the "Certificates" issued under the Trust

         Agreement creating the Borrower, together with appropriate,

         fully-executed bond powers and assignments, not later than ten

         Business Days following the Closing Date.



                 (c)  The Borrower shall deposit any rebated FI deferred fees to the Collection Account.



                 6.15      Minimum Net Worth.  For so long as there are any

Obligations to Lender, the Borrower shall maintain at all times the Tangible

Net Worth Requirement.



                 6.16      Underwriting and Review.  (a)  NAF shall review each

Contract for compliance with the Underwriting Criteria.



                           (b)(i)  The Borrower shall cause to be furnished to

the Lender, by August 31, 1996, a report stating the conclusions of a review to be conducted by an independent firm (such as Baker and Associates), of the

Servicer, any Sub-Servicer and of the Contracts originated after the Closing

Date.  The costs of such report shall be paid as follows:  the Lender shall pay the first $10,000; the Borrower shall pay the balance of such cost, which is not expected to exceed $18,000 in the aggregate.



                           (ii)  In addition to the costs of such initial

review, the Borrower agrees to pay up to $20,000 per year in additional fees and expenses of a third-party contract reviewer (such as Baker and Associates);

provided, that if any such review reveals material inconsistencies in the application of the Underwriting Criteria, the Lender may require additional reviews to be performed, all at the Borrower's expense.





                         SECTION 7.  NEGATIVE COVENANTS



                 Each NAF Entity hereby agrees that, so long as this Credit

Agreement remains in effect, it shall not directly or indirectly, without the prior written consent of the Lender, in its sole discretion:



                 7.1       Limitation on Debt.  Create, incur, assume or suffer

to exist any Debt, except (i) indebtedness in respect of the Loans, the

Promissory Note, and other obligations of the NAF Entities under the Facility

Agreements, (ii) Subordinated Debt which is subordinated to the Obligations on terms reasonably satisfactory to Lender, (iii) a non-recourse promissory note to Cargill Financial Services Corporation and (iv) in the case of NAF Corp.,

intercompany Debt approved by the Lender and trade Debt.



                 7.2       Limitation on Liens.  Create, incur, assume or

suffer to exist any Lien upon any of its property, assets or revenues,

including, without limitation, the Collateral, whether now owned or hereafter acquired, except Subordinate Liens.



                 7.3       Limitation on Fundamental Changes.  Except as

expressly permitted by the Facility Agreements, enter into any merger,

consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign,

transfer or otherwise dispose of, all or substantially all of its property,

business or assets, or make any material change in its present method of conducting business.



                 7.4       Sale, Transfer or Encumbrance of Assets.  Sell,

lease, or otherwise dispose of, move, relocate, or transfer, whether by sale or otherwise, any of its property, business or assets, including, without limitation, the Collateral, (whether now owned or hereafter acquired) except for (i) the movement of assets in the ordinary course of business to locations disclosed in advance to Lender and where Borrower has executed and tendered to

Lender appropriate UCC-1 financing statements for filing or taken other steps required to enable Lender to perfect its lien and (ii) Securitizations.



                 7.5       Contracts.



                           (a)       Sell, assign or otherwise encumber any

Contract except as expressly permitted by the Facility Agreements; or



                           (b)       Cancel, terminate, amend, modify or waive

any term or condition of any Contract (including the granting of rebates or adjustments with respect thereto), or the related certificates of title except in accordance with the Credit and Collection Policy.



                 7.6       Limitation on Dividends.  The NAF Entities shall not

declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or
other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of Capital Stock of the NAF

Entities or any warrants or options to purchase any such Capital Stock, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of NAF Corp.



                 7.7       Limitation on Capital Expenditures.  NAF Corp. shall

not make or commit to make (by way of the acquisition of securities of a Person or otherwise) any expenditure in respect of the purchase or other acquisition of fixed or capital assets (including, without limitation, pursuant to an operating lease or a lease which is required to be capitalized for financial reporting purposes in accordance with GAAP) in excess of $250,000 in the aggregate in any year.



                 7.8       Limitation on Investments, Loans and Advances.  The

Borrower or NAF Corp. shall not make any advance, loan, extension of credit or capital contribution to, or purchase any stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of, or make any other investment in, any Person, except:



                 (a)       purchases of Contracts;



                 (b)       investments in Permitted Investments of funds, if

         any, on deposit in the Collection Account; and



                 (c)       capitalization of any special purpose entity formed

         for the purpose of a Securitization.



                 7.9       Transactions with Affiliates.  The Borrower shall

not enter into any transaction, including, without limitation, any purchase,

sale, lease or exchange of property or the rendering of any service, with any

Affiliate, except for transactions expressly permitted by the Facility

Agreements, and transactions in the ordinary course of Borrower's business and which are upon fair and reasonable terms not less favorable to Borrower than it would obtain in a comparable arm's length transaction with a person that is not an Affiliate.



                 7.10      Sale and Leaseback.  NAF Corp. shall not enter into

any arrangement with any Person providing for the leasing by NAF Corp. of real or personal property which has been or is to be sold or transferred by NAF

Corp. to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of Borrower.



                 7.11      Trust Documents.  The Borrower shall not amend its

Governing Instrument.



                 7.12      Fiscal Year.  The Borrower shall not permit the

fiscal year of Borrower to end on a day other than December 31.



                 7.13      Limitation on Negative Pledge Clauses.  The Borrower

shall not
enter into any agreement with any Person other than Lender which prohibits or limits the ability of Borrower to create, incur, assume or suffer to exist any

Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired.



                 7.14      Activities of Borrower.  The Borrower shall not

engage in any business or activity of any kind, or enter into any transaction or indenture, mortgage, instrument, agreement, contract, lease or other undertaking or expend any funds (other than incidental expenses incurred in the ordinary course of business), which are not directly related to the transactions contemplated and authorized hereby or by the other Facility

Agreements other than an agreement or other arrangement approved in writing by

Lender to share taxes of any affiliated, consolidated, unitary, combined or similar group including Borrower, such approval not to be unreasonably withheld.



                 7.15      Agreements.  The Borrower shall not, except for the

Facility Agreements, and as expressly permitted by the Facility Agreements,

become a party to, or permit any of its properties to be bound by, any indenture, mortgage, instrument, contract, agreement, lease or other undertaking, or issue any power of attorney except to Lender except for instruments, contracts, agreements or leases entered into in the ordinary course of the Borrower's business which are necessary or desirable in furtherance of the transactions contemplated by the Facility Agreements.



                 7.16      Bank Accounts.  The NAF Entities shall not, except

as otherwise permitted by this Credit Agreement, move the Bank Accounts from the institution at which they are maintained on the Closing Date.



                 7.17      Lock-Box Banks.  The NAF Entities shall not add or

terminate any bank as a Lock-Box Bank from those delivering a Lock-Box

Agreement pursuant to Section 4.1(o) hereof, or make any change in its instructions to Obligors regarding payments to be made to any Lock-Box Bank,

unless the Lender shall have received notice of such addition of any Lock-Box

Bank and a Lock-Box Agreement executed by Borrower, the Lender and such

Lock-Box Bank shall have been delivered to the Lender; or deposit or otherwise credit, or cause or permit to be so deposited or credited, Collections to any lock-box account except the Lock-Boxes and the Collection Account.



                 7.18      Subordinated Debt.  The Borrower shall not make or

take any action to authorize or effect any payment of principal on or in respect of any part or all of any Debt that is by its terms subordinated to the

Obligations or voluntarily prepay any such Debt or otherwise repurchase, redeem or retire any instrument evidencing any such Debt.



                 7.19      Margin Securities.  The NAF Entities shall not own,

purchase or acquire (or enter into any contract to purchase or acquire) any

"margin security" as defined by any regulation of the Federal Reserve Board as now in effect or as the same may hereinafter be in effect.



                 7.20      No Commingling.  The Borrower shall maintain

separate bank accounts and no funds of the Borrower shall be commingled with funds of any other entity.  The Borrower shall not maintain bank accounts other than those which have been identified in writing to the Lender.

                 7.21      Guarantees.  Neither the Borrower nor NAF Corp. will

guarantee (directly or indirectly), endorse or otherwise become contingently liable (directly or indirectly) for the obligations of, or own or purchase any stock, obligations or securities of or any other interest in, or make any capital contribution to, any other Person.



                 7.22      Amendment of Facility Agreements.  The NAF Entities

will not amend the Facility Agreements without the prior written approval of the Lender, such approval not to be unreasonably withheld.



                 7.23      Policies.  The NAF Entities shall not amend the

Credit and Collection Policy or the Underwriting Criteria without the prior written approval of Lender, such approval not to be unreasonably withheld.



                 7.24      Miscellaneous.



                           (i)       The Borrower will at all times hold itself

out to the public under the Borrower's own name and as a separate and distinct entity from National Auto Funding Corporation, National Auto Funding I, LP or

National Auto Funding II, LP.



                           (ii)      The Borrower will at all times be

responsible for the payment of all its obligations and indebtedness, will at all times maintain a business office, records, books of account, and funds separate from any other entity and will observe all customary formalities of independent existence.





                       SECTION 8.  REMEDIES UPON DEFAULT



                 8.1       Acceleration.  Upon the occurrence of one or more

Events of Default (other than pursuant to clause (e) of the definition of Event of Default), the Lender may cease making Advances, and may immediately declare all or any portion of the Obligations to be immediately due and payable.  Upon such declaration, the Obligations shall become immediately due and payable without presentation, demand or further notice of any kind to the Borrower.

Upon the occurrence of an Event of Default specified in clause (e) of the definition of Event of Default, the Lender shall immediately cease making

Advances and the Obligations shall automatically accelerate and become due and payable, without any further action of the Lender.  Upon acceleration of the

Obligations for any reason, Borrower shall thereupon be obligated to pay to

Lender the Obligations then outstanding, and Lender shall not be obligated to make any further Advance under this Credit Agreement.



                 8.2       Files.  Upon the occurrence of one or more Events of

Default, the Lender shall have the right to obtain physical possession of the

Collateral, on a servicing-retained or servicing-released basis, as Lender may elect, together with all files of Borrower relating to the Collateral and all documents relating to the Collateral which are then or may thereafter come into the possession of Borrower or any third party acting for Borrower, including the Collateral Agent and the Servicer.



                 8.3       Collections.  Upon the occurrence of one or more

Events of Default, Lender may exercise all rights and remedies under each

Contract, lease, security agreement and other contract included among the

Collateral as are afforded to the secured party thereunder or which are otherwise afforded to Borrower thereunder; Lender may, subject to the rights of

Obligors, recover possession of any tangible personal property under any

Contract, and require that the same be assembled and delivered to a specific location.  Without limiting the foregoing, the Lender shall have the right to give direction to the Servicer, replace or remove the Servicer, collect and receive all further payments made on the Collateral, to instruct the Obligors to make payments to a lock-box or other location designated by the Lender, to control deposits to and disbursements from the Collection Account, to notify

Lock-Box Banks to follow the instructions of the Lender, and if any payments are received by Borrower, the Borrower shall not commingle the amounts received with other funds of the Borrower and shall promptly pay them over to the

Lender.  In addition, the Lender shall have the right to dispose of all or any part of the Collateral as provided in the other documents executed in connection herewith, or in any commercially reasonable manner, or as provided by law.  The Lender shall be entitled to place the Contracts which it recovers after any default in a pool for issuance of automobile loan receivable pass-through securities and to sell such securities at the then prevailing price for such securities in the open market as a commercially reasonable disposition of collateral subject to the applicable requirements of the UCC.

The Lender shall also be entitled to sell (on a servicing-retained or servicing-released basis, as Lender may elect) any or all of such Contracts individually for the prevailing price as a commercially reasonable disposition of collateral subject to the applicable requirements of the UCC and to retitle in Lender's or Lender's nominee's name, the subordinate certificates referenced in Section 6.14 hereof.  Any surplus which exists after payment and performance in full of the Loans and any other Obligations which arise hereunder shall be promptly paid over to Borrower or otherwise disposed of in accordance with the

UCC or other applicable law.  The specification in this subsection 8.3 of manners of disposition of collateral as being commercially reasonable shall not preclude the use of other commercially reasonable methods (as contemplated by the UCC) at the option of the Lender.



                 8.4       Power of Attorney.  Borrower hereby authorizes the

Lender, at Borrower's expense, to file such financing statement or statements relating to the Collateral without Borrower's signature thereon as Lender at its option may deem appropriate, and appoints the Lender as the Borrower's attorney-in-fact (but without requiring the Lender to act) to execute any such financing statement or statements in Borrower's name and to perform all other acts which the Lender deems appropriate to perfect and continue the security interest granted hereby and to protect, preserve and realize upon the

Collateral, including, but not limited to, the right to endorse notes and instruments, complete blanks in documents and sign assignments on behalf of

Borrower as its attorney-in-fact and to prove and adjust any losses and to endorse any loss drafts under applicable insurance policies.  This power of attorney is coupled with an interest and is irrevocable without the Lender's consent.  Notwithstanding the foregoing, the power of attorney hereby granted shall only be effective during the occurrence and continuance of any Event of

Default hereunder.

                           SECTION 9.  MISCELLANEOUS



                 9.1       Amendments and Waivers.  None of this Credit

Agreement, the Promissory Note, any other Facility Agreement to which Lender or

Borrower is a party, nor any terms hereof or thereof may be amended,

supplemented or modified except in accordance with the provisions of this subsection.  Lender, the Collateral Agent and Borrower may, from time to time,

enter into written amendments, supplements or modifications hereto and to the

Promissory Note and the other Facility Agreements to which they are parties for the purpose of adding any provisions to this Credit Agreement or the Promissory

Note or such other Facility Agreements or changing in any manner the rights of

Lender, the Collateral Agent or Borrower hereunder or thereunder and, in addition, waiving, on such terms and conditions as Lender may specify in such instrument, any of the requirements of this Credit Agreement or the Promissory

Note or such other Facility Agreements or any Unmatured Event of Default or

Event of Default and its consequences.  Any such waiver and any such amendment,

supplement or modification shall be binding upon Lender and all future holders of the Promissory Note.  In the case of any waiver, Lender and Borrower shall be restored to their former position and rights hereunder and under the

Promissory Note and any other Facility Agreements to which they are parties,

and any Unmatured Event of Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Unmatured Event of Default or Event of Default, or impair any right consequent thereon.



                 9.2       Notices.  Except where telephonic instructions or

notices are authorized herein to be given, all notices, demands, instructions and other communications required or permitted to be given to or made upon any party hereto shall be in writing and shall be personally delivered or sent by overnight courier service, or by registered, certified or express mail, postage prepaid, return receipt requested, or by facsimile copy (accompanied by a telephonic confirmation or receipt thereof), or telegram (with messenger delivery specified in the case of a telegram) and shall be deemed to be delivered for purposes of this Credit Agreement on: (a) the second Business Day following the day on which such notice was placed in the custody of the U.S.

Postal Service, (b) the next Business Day following the day on which such notice was placed in the custody of any overnight courier service, including express mail service or (c) the same Business Day on which such notice is sent by telegram, messenger or facsimile.  Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this subsection, notices, demands, instructions and other communications in writing shall be given to or made upon the respective parties hereto at their respective addresses (or to their respective facsimile numbers) indicated

below, and, in the case of telephonic instructions or notices, by calling the telephone number or numbers indicated for such party below:

If to Borrower:               N.A.F. Auto Loan Trust

                              4545 Fuller Drive, Suite 101

                              Irving, TX 75038



                              Attention:

                              Tel. No.: 214-791-1113

                              Telecopier No.: 214-791-0464



with a copy to:               N.A.F. Auto Loan Trust

                              c/o Delaware Trust Company

                              900 Market Street, 2-M

                              Wilmington, Delaware 19801

                              Attention:  Corporate Trust Administrator



                              Facsimile Number: 302-421-7387

                              Telephone Number: 302-421-7748



If to NAF Corp.:              National Auto Funding Corporation

                              4545 Fuller Drive, Suite 101

                              Irving, TX 75038



                              Attention: Jim W. Moore, President

                              Tel. No.: 214-791-1113

                              Telecopier No.: 214-791-0464



If to Lender:                 ContiTrade Services L.L.C.

                              277 Park Avenue, 38th Floor

                              New York, New York 10172



                              Attention: Chief Counsel

                              Tel. No.: 212-207-2822

                              Telecopier No.: 212-207-2935





                 9.3       No Waiver; Cumulative Remedies.  No failure to

exercise and no delay in exercising, on the part of Lender; any right, remedy,

power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies,

powers and privileges provided by law.



                 9.4       Survival of Representations and Warranties.  All

representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Credit Agreement and the Promissory Note.

                 9.5       Payment of Expenses and Taxes.  Borrower agrees, on

demand, and except as otherwise specifically set forth herein, to (a) pay or reimburse Lender and the Collateral Agent for all out-of-pocket costs and expenses incurred in connection with the preparation and execution of this

Credit Agreement, the Promissory Note and the other Facility Agreements and any other documents prepared in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, including,

without limitation, subject to the limitations in Section 5.2 hereof, any and all collateral audit fees and the reasonable fees and disbursements of counsel to Lender, (b) pay or reimburse Lender for all of its costs incurred in connection with its due diligence review of Borrower and all of its out-of-pocket expenses incurred in connection with the preparation, negotiation and execution of the Facility Agreements, (c) pay or reimburse Lender and the

Collateral Agent for all out-of-pocket costs and expenses incurred in connection with the preparation and execution of any amendment, modification or supplement to this Credit Agreement, the Promissory Note and the other Facility

Agreements and any other documents prepared in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, including, without limitation, any and all collateral audit fees and the reasonable fees and disbursements of counsel to Lender, (d) pay or reimburse Lender for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Credit Agreement, the

Promissory Note, the other Facility Agreements and any such other documents,

including, without limitation, reasonable fees and disbursements of counsel to

Lender, (e) pay, indemnify, and hold Lender, its directors, members, officers,

employees, agents and Affiliates, harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, any registration tax, stamp, duty and other similar taxes or duties, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Credit Agreement, the Promissory Note,

the other Facility Agreements and any such other documents (other than income taxes and franchise taxes), and (f) pay, indemnify, and hold Lender, its directors, members, officers, employees, agents and Affiliates, harmless from and against any and all other liabilities, obligations, losses, damages,

penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement,

performance and administration of this Credit Agreement, the Promissory Note and the other Facility Agreements (all the foregoing, collectively, the

"indemnified liabilities"), provided that Borrower has no obligation hereunder to the Lender with respect to indemnified liabilities arising from the gross negligence or willful misconduct of the Lender.



                 9.6       Successors and Assigns; Participations.   (a)

This Credit Agreement shall be binding upon and inure to the benefit of

Borrower and Lender, and all future holders of the Promissory Note and their respective successors and assigns, except that Borrower may not assign or transfer any of its rights or obligations under this Credit Agreement and

Lender, except as set forth in paragraph (b) below, may not assign or transfer any of its rights or obligations under this Credit Agreement without (except following the occurrence of, and during the continuance of, an Event of

Default) the prior consent of Borrower, which consent shall not unreasonably be withheld; provided, however, that if Lender desires to assign, transfer, sell or otherwise dispose of all of its right, title and interest in the Collateral or the Obligations owed to it under the Facility

Agreements to any institutional investor pursuant to any repurchase agreement or similar arrangement, or to a Subsidiary or Affiliate of Continental Grain

Company, the consent of Borrower shall not be required.



                 (b)       Lender may, in accordance with applicable law, at

any time sell to one or more banks or other entities ("Participants")

participating interests in any Loan owing to it, the Promissory Note, the

Facility or any other interest of Lender hereunder and under the other Facility

Agreements.  In the event of any such sale by Lender of participating interests to a Participant, Lender's obligations under this Credit Agreement to the other parties hereto shall remain unchanged, Lender shall remain solely responsible for the performance thereof, Lender shall remain the holder of the Promissory

Note for all purposes under this Credit Agreement and the other Facility

Agreements, and Borrower shall continue to deal solely and directly with Lender in connection with Lender rights and obligations under this Credit Agreement and the other Facility Agreements.  Borrower agrees that if amounts outstanding under this Credit Agreement and the Promissory Note are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of the Funding Commitment Termination Date, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Credit Agreement and the Promissory Note to the same extent as if the amount of its participating interest were owing directly to it under this Credit Agreement or the Promissory Note.  Borrower also agrees that each Participant shall be entitled to the benefits of Subsections 2.9 and

9.5 with respect to its participation in the Facility and the Loans outstanding from time to time; provided, that no Participant shall be entitled to receive any greater amount pursuant to such subsections than Lender would have been entitled to receive in respect of the amount of the participation transferred by Lender to such Participant had no such transfer occurred.



                 (c)       Borrower authorizes Lender to disclose to any

Participant and any prospective Participant any and all financial information in its possession concerning the Borrower and its Affiliates which has been delivered to it by or on behalf of such Person pursuant to this Credit

Agreement or which has been delivered to it by or on behalf of such Person in connection with its credit evaluation of Borrower and its Affiliates prior to becoming a party to this Credit Agreement; provided such Participant agrees to keep such financial information confidential unless required to be disclosed by applicable Requirements of Law.



                 (d)       If, pursuant to this Subsection 9.6, any interest in

this Credit Agreement or the Promissory Note is transferred or assigned to any

Participant or assignee which is organized under the laws of any jurisdiction other than the United States or any state thereof, Lender shall cause such

Participant or assignee, as a condition to the effectiveness of such transfer,

(i) to represent to Lender and Borrower that under applicable law and treaties then in effect no taxes will be required to be withheld by Borrower or Lender with respect to any payments to be made to such Participant or assignee, in respect of the Loans, (ii) to furnish to Borrower either U.S. Internal Revenue

Service Form 4224 (or any successor form) or U.S. Internal Revenue Service Form

1001 (or any successor form) (wherein such Participant or assignee claims entitlement to complete exemption from U.S.

federal withholding tax on all interest payments hereunder) and (iii) to agree

(for the benefit of Lender and Borrower) timely to provide Lender and Borrower a new Form 4224 (or any successor form) or Form 1001 (or any successor form)

upon the expiration or obsolescence of any previously delivered form and comparable statements in accordance with and if permitted under applicable U.S.

laws and regulations and amendments then in effect duly executed and completed by such Participant or assignee, and to comply from time to time with all applicable U.S. laws and regulations with regard to such withholding tax exemption.



                 (e)       Lender shall not grant to any Participant the right

to consent to any amendment or waiver entered into in accordance with subsection 9.1 except for any such amendment or waiver which would increase the

Lender Funding Commitment, or reduce the amount or extend the due date of any principal of or interest on the Promissory Note.



                 9.7       Termination.  This Credit Agreement (except for

Sections 9.4 and 9.5) shall terminate following the Funding Commitment

Termination Date upon payment in full of all outstanding principal, interest and other amounts due hereunder to Lender.



                 9.8       Counterparts.  This Credit Agreement may be executed

by one or more of the parties to this Credit Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.



                 9.9       Severability.  Any provision of this Credit

Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.



                 9.10      Integration; Construction.  This Credit Agreement

represents the agreement of Borrower and Lender with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Facility Agreements.



                 9.11      Limited Liability.  No recourse under any Facility

Agreement shall be had against, and no personal liability shall attach to, any officer, employee, director, member, affiliate, beneficial owner, trustee or shareholder of any party hereto, as such, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise in respect of any of the Facility Agreements, it being expressly agreed and understood that each Facility Agreement is solely a corporate or trust obligation of each party hereto, and that any and all personal liability,

either at common law or in equity, or by statute or constitution, of every such officer, employee, director, member, affiliate, beneficial owner, trustee or shareholder for breaches by any party hereto of any obligations under any

Facility Agreement is hereby expressly waived as a condition of and in consideration for the execution and delivery of this Agreement.

                 9.12      GOVERNING LAW.  THIS CREDIT AGREEMENT AND THE

PROMISSORY NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS CREDIT

AGREEMENT AND THE PROMISSORY NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND

INTERPRETED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD

TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.



                 9.13      SUBMISSION TO JURISDICTION; WAIVERS.  EACH PARTY

HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY:



                 (a)       SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL

ACTION OR PROCEEDING RELATING TO THIS CREDIT AGREEMENT AND THE OTHER FACILITY

AGREEMENTS TO WHICH IT IS A PARTY, OR FOR RECOGNITION AND ENFORCEMENT OF ANY

JUDGMENT OF THE COURTS OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED

STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS

FROM ANY THEREOF;



                 (b)       CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE

BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER

HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT

SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT

TO PLEAD OR CLAIM THE SAME;



                 (c)       AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR

PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED

MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO ITS

ADDRESS SET FORTH IN SUBSECTION 9.2 OR AT SUCH OTHER ADDRESS OF WHICH ALL OF

THE OTHER PARTIES HERETO SHALL HAVE BEEN NOTIFIED PURSUANT THERETO;



                 (d)       AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO

EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT

THE RIGHT TO SUE IN ANY OTHER JURISDICTION; AND



                 (e)       WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW,

ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR PROCEEDING

REFERRED TO IN THIS SUBSECTION ANY SPECIAL, EXEMPLARY, PUNITIVE OR

CONSEQUENTIAL DAMAGES.



                 9.14      Acknowledgements.  Borrower and NAF Corp. each

hereby acknowledge that:

                 (a)       it has been advised by counsel in the negotiation,

execution and delivery of this Credit Agreement, the Promissory Note and the other Facility Agreements;



                 (b)       the Lender has no fiduciary relationship to Borrower

or NAF Corp., and the relationship between Lender and Borrower is solely that of debtor and creditor; and



                 (c)       no joint venture exists between Borrower, NAF Corp.

and Lender.



                 9.15      WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR

PROCEEDING RELATING TO THIS CREDIT AGREEMENT OR THE PROMISSORY NOTE OR ANY

OTHER FACILITY AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

                 IN WITNESS WHEREOF, the parties hereto have caused this Credit

Agreement to be duly executed and delivered in New York, New York by their proper and duly authorized officers, members or trustees as of the day and year first above written.



                                        N.A.F. AUTO LOAN TRUST



                                        By: DELAWARE TRUST COMPANY, not in its

                                            individual capacity, but solely as

                                            Owner Trustee on behalf of N.A.F.

                                            AUTO LOAN TRUST







                                        By  /s/ RICHARD N. SMITH

                                          ----------------------------

                                          Name:  Richard N. Smith

                                          Title: Vice President





                                        NATIONAL AUTO FUNDING CORPORATION







                                        By    /s/ JIM W. MOORE

                                          ----------------------------

                                          Name:   Jim W. Moore

                                          Title:  President







                                        CONTITRADE SERVICES L.L.C.







                                        By    /s/ JEROME PEARLSON

                                          ----------------------------

                                          Name:   Jerome Pearlson

                                          Authorized Signatory



                                              /s/ SUSAN O'DONOVAN

                                          ----------------------------

                                          Name:   Susan O'Donovan

                                          Authorized Signatory

                                                                       EXHIBIT A



                                DEFINITIONS LIST





                 Adjusted Eligible Contract Balance:  On any day, the aggregate of the Outstanding Balances of all Contracts minus the sum of (a) the aggregate

Outstanding Balance of all Defaulted Contracts on such day and (b), without duplication of the amount described in clause (a) of this definition, the aggregate Outstanding Balance of all Ineligible Contracts on such day;

provided, that for this purpose only a Contract shall not be an Ineligible

Contract by reason of clause (d) of the definition of the Eligible Contract.



                 Administration Agreement:  The Administration Agreement dated as of October 31, 1994 between the Borrower and NAF Corp.



                 Advance Rate:  Eighty-five percent (85%).



                 Affiliate:  As to any specified Person, any other Person

controlling or controlled by or under common control with such specified

Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" or

"controlled" have meanings correlative to the foregoing.  Notwithstanding the foregoing, no "acquisition vehicle" (such as WAMCO XXIII, Ltd.) shall be considered an "Affiliate" of FirstCity or any NAF Entity.



                 Annual Percentage Rate:  The annual rate of interest

applicable to each Contract, as disclosed therein.



                 Available Facility Amount:  On any date, the excess, if any,

of (a) the Borrowing Base, as of such date, minus (b) the Outstanding Facility

Balance.



                 Bank Accounts:  Collectively, the Lock-Boxes and the

Collection Account.



                 Bankruptcy Event:  With respect to a Person, (a) such Person or any of its Affiliates (if any) shall commence any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization,

arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or such Person or any of its Affiliates shall make a general assignment for the benefit of its creditors; or (b) there shall be commenced against such Person or any of its Affiliates any case, proceeding or other action of a nature referred to in clause (a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged or unbonded for a period of 60 days; or (c) there shall be commenced against such Person or any of its

Affiliates any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (d) such Person or any of its Affiliates shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (a), (b), or (c) above; or (e) such Person or any of its Affiliates shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.



                 Blanket Policy:  An Insurance Policy maintained by the

Borrower and its assignees for "vendor's single interest" coverage with respect to each Vehicle.



                 Borrower:  N.A.F. Auto Loan Trust, a Delaware business trust.



                 Borrowing Base:  On any day, an amount equal to



                 (x)      the sum of:



                            (i)   the product of the Advance Rate times the

                                  Adjusted Eligible Contract Balance as of the

                                  end of the prior Collection Period (or as of

                                  the Closing Date, with respect to the initial

                                  period),



                           (ii)   the product of the Advance Rate times the

                                  Outstanding Contract Balance of all Contracts

                                  acquired by the Borrower since the end of the

                                  immediately preceding Collection Period,



                          (iii)   the Eligible Amount on deposit in the

                                  Collection Account at the end of the

                                  immediately preceding Collection Period,



                           (iv)   the Deposit Amount on deposit in the

                                  Collection Account on such day, and



                            (v)   the product of the Advance Rate and 50% of

                                  the Outstanding Balance of each Contract

                                  which (a) is less than 60 days past due and

                                  (b) for which the related vehicle has been

                                  repossessed but not sold,



                                     minus



                 (y)      the sum of:



                                  (i)      the Borrowing Base Adjustment Amount

                                           as of such date; and

                                  (ii)     from the first day of the related

                                           Collection Period through the

                                           related Determination Date, zero;

                                           from the related Determination Date

                                           through the end of the related

                                           Collection Period, the principal

                                           amortization amount during the prior

                                           Collection Period, as reported on

                                           the Servicer's Certificate; and



                                  (iii)    the excess, if any, of:



                                            (x)  the cumulative amount disbursed

                                                 from the Collection Account

                                                 pursuant to Section

                                                 2.03(a)(i) of the Paying

                                                 Agent Agreement since the

                                                 beginning of the related

                                                 Collection Period;



                                                      over



                                            (y)  the sum of:

                                         (i)      the cumulative amount

                                                  deposited to the Collection

                                                  Account pursuant to Section

                                                  2.02(a)(ii) of the Paying

                                                  Agent Agreement since the

                                                  beginning of the related

                                                  Collection Period; and



                                        (ii)     the Deposit Amount as of such

                                                 day.



                 Borrowing Base Adjustment Amount:  means $2,000,000, until such time as the Lender notifies the Borrower, NAF Corp., the Paying Agent and

FirstCity that the Lender has accepted FirstCity's delivery of its additional funding commitment pursuant to Section 3.1(b) of Commitment, the Borrowing Base

Adjustment Amount shall thereafter be zero.



                 Borrowing Date:  Any Business Day specified in a notice

pursuant to subsection 2.3 of the Credit Agreement as a date on which Borrower requests Lender to make Loans thereunder.



                 Business Day:  A day of the year on which banks are not

required or authorized to close in New York City, New York, Wilmington,

Delaware, Dallas, Texas and Los Angeles, California.



                 Capital Stock:  With respect to any Person, any and all

shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a

Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

                 Change of Control:



                 (i) Except with respect to a securitization contemplated by the Facility Agreements, all or substantially all of either of the NAF

Entities' assets are sold, leased, transferred or otherwise disposed of as an entirety or substantially as an entirety (in one transaction or in a series of transactions) to any Person or Persons which are not at least 80% owned,

directly or indirectly, by FirstCity; or



                 (ii) the beneficial owners or trustees of either of the NAF

Entities consummate, or approve a definitive agreement or plan for:



                          (A) any merger, consolidation, exchange of

certificates, recapitalization, restructuring or other business combination with or into another business trust or any sale of beneficial ownership of either of the NAF Entities (for purposes of this definition, a "Transaction")

pursuant to which (x) either of the NAF Entities will not survive, or (y)

FirstCity, directly or indirectly, will not hold at least 80% of the beneficial interest in either of the NAF Entities after such Transaction, or (z)

FirstCity, directly or indirectly, is entitled to receive any cash, securities or other property, except any such Transaction as a result of which at least

80% of the beneficial ownership of the surviving Person is owned, directly or indirectly, by FirstCity, or



                          (B) the liquidation or dissolution of either of

the NAF Entities.



                 Closing Date:  the date on which all of the Facility

Agreements have been executed by all the parties thereto.



                 Code:  The United States Internal Revenue Code of 1986,

amended.



                 Collateral:  As defined in Section 2 of the Security and

Collateral Agent Agreement.



                 Collateral Agent:  Texas Commerce Bank National Association,

acting in its capacity as Collateral Agent under the Security and Collateral

Agent Agreement and any successor Collateral Agent appointed pursuant to the

Security and Collateral Agent Agreement.



                 Collateral Agent Certification:  As defined in Section

7.08(a)(i) of the Security and Collateral Agent Agreement.



                 Collateral Agent's Certification  As defined in Section

7.08(a)(i) of the Collateral Agent Agreement.



                 Collection Account:  The Collection Account maintained by the

Collateral Agent pursuant to the Paying Agent Agreement.



                 Collection Period:  With respect to any Payment Date, the

calendar month (or portion of such calendar month, in the case of the first

Payment Date) immediately
preceding such Payment Date.



                 Collections:  All amounts (including, without limitation,

Recoveries) due and owing on, or otherwise received by Borrower in respect of the Contracts and the Vehicles.



                 Commitment Period:  The period from and including the date hereof to but not including the Commitment Termination Date.



                 Commitment Termination Date:  The date which is 360 days after the Closing Date; or such later date to which the Commitment Termination Date may be extended pursuant to Section 2.1(a) of the Credit Agreement.



                 Computer Tape:  A computer tape generated by the Borrower

containing, without limitation, the information set forth on the Contract List.



 ContiFinancial:  ContiFinancial Services Corporation, a Delaware Corporation.



                 Contract:  Each retail installment sale contract for a Vehicle that was originated under a Loan Origination Agreement with an FI approved by the Lender, any amendment, supplement or modification thereto, and all rights and obligations thereunder.



                 Contract List:  Each schedule of Contracts delivered by

Borrower to Lender and the Collateral Agent with respect to each Borrowing Date identifying, in such detail as such parties may require, each Contract being purchased by Borrower, delivered to the Lender and, for so long as the Security and Collateral Agent Agreement is in effect, the Collateral Agent, pledged by

Borrower to the Lender, organized by the name of the Obligor and the state in which the Obligor's billing address is located and setting forth for each such

Contract:  (i) a number identifying the Contract, (ii) the original amount financed of such Contract, (iii) Annual Percentage Rate, (iv) the original maturity of the Contract, (v) the remaining maturity of the Contract, (vi) the amount of the Obligor's monthly payment, (vii) the purchase price of such

Contract, (viii) the name and address of the Obligor on such Contract and (ix)

the Outstanding Balance of such Contract.



                 Contractual Obligation:  As to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.



                 Credit Agreement:  The Warehouse Credit Agreement dated as of

May 17, 1996 between Borrower, Lender and NAF Corp.



                 Credit Enhancer:  A monoline insurer, letter of credit bank or other third- party supplier of credit enhancement, if any.



                 Dealer Assignment:  Any agreement pursuant to which a Contract

or
security interest in a Vehicle has been transferred, sold or assigned by a

Vehicle Dealer to Borrower (or to an FI and then assigned to Borrower).



                 Debt:  Of a Person on any day, the sum on such day of (a)

indebtedness for borrowed money or for the deferred purchase price of property or services, or evidenced by bonds, notes or other similar instruments, (b)

obligations as lessee under any operating leases and any leases which shall have been or should be, in accordance with GAAP, recorded as capital leases,

and (c) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clause (a) or (b) above.



                 Defaulted Contract:  As of any Determination Date, any

Contract that as of the end of the preceding Collection Period (a) is classified by the Borrower, on a contractual basis, as 60 or more days past due, or (b) with respect to which the related Vehicle has been repossessed by

Borrower.



                 Delinquency Ratio:  With respect to the Determination Dates in

June and July of 1996, the aggregate Outstanding Contract Balances of all

Contracts which are 30 or more days past due as of the end of the preceding

Collection Period divided by the aggregate Outstanding Contract Balances of all

Contracts as of the end of such preceding Collection Period; with respect to any subsequent Determination Date, the average, as of the last day of each of the three preceding Collection Periods, of the aggregate Outstanding Contract

Balance of all Contracts.



                 Delinquent Contract:  Any Contract (a) that is classified by the Borrower, on a contractual basis, as 30 or more days past due and (b) that is not a Defaulted Contract.



                 Deposit Amount:  means all funds deposited in the Collection

Account (i) by the Borrower, pursuant to Section 2.01(a)(iii) of the Paying

Agent Agreement or (ii) by the Lender, pursuant to Section 2.01(a)(i) of the

Paying Agent Agreement in each case (a) since the end of the immediately preceding Collection Period and (b) which remain on deposit in the Collection

Account at the time of the Borrowing Base calculation is being made and, thus have not been applied to the acquisition of Contracts.



                 Deposited Funds:  On any day, all Principal Collections on

deposit in or otherwise to the credit of the Collection Account at the close of business on the previous Business Day.



                 Determination Date:  With respect to a Collection Period, the tenth day following the end of such Collection Period.



                 Dollars and $:  Lawful money of the United States of America.



                 EDS:  Electronic Data Systems Corporation, a Texas

corporation.

                 Eligible Amount:  means the amount on deposit in the

Collection Account at the end of the immediately preceding Collection Period,

less (i) the interest due to Lender on the Facility on the interest payment date which next follows the end of the such Collection Period, (ii) the

Servicing Fees to be due to the Servicer on the 15th day of the month which next follows the end of such Collection Period and (iii) $250,000, representing miscellaneous amounts.



                 Eligible Contract:  On any day, a Contract (a) that arises from the completed delivery of a Vehicle and which has been fully performed by

Borrower and the Dealer party thereto, (b) that arises from the normal course of the Dealer's business, (c) that is not a Defaulted Contract, (d) that is not a Delinquent Contract; provided, that this clause (d) shall not apply to WAMCO

Contracts at the time the Advance is made against such WAMCO Contracts, (e) the

Obligor of which is a natural person residing in any state of the United States or the District of Columbia, (f) the Obligor of which is not a government or governmental subdivision or agency, (g) the Obligor of which has full power and capacity to enter into such Contract and perform his or her obligations thereunder, (h) as to which the Obligor has executed and delivered an original note that is in full force and effect and constitutes the legal, valid and binding obligation of the Obligor in accordance with its terms, (i) that is denominated and payable in Dollars in the United States, (j) that is not subject to any dispute, litigation, counterclaim or defense, or any offset or right of offset at the time of purchase by Borrower, (k) that has an original term to maturity of not less than 24 nor more than 60 months, (l) that provides for equal monthly payments which will cause the Contract to fully amortize during its term, (m) that has an Annual Percentage Rate of not less than the lesser of (A) 700 basis points over the two-year Treasury rate in effect on the date of origination of such Contract and (B) the maximum interest rate permissible by law with respect to such Contract, (n) that, together with the note applicable thereto, does not contravene any Requirements of Law applicable thereto, (o) with respect to which all required consents, approvals and authorizations have been obtained, (p) as to which the security interest in the

Vehicle securing such Contract has been recorded in the name of Borrower or the

Collateral Agent and which security interest is in full force and effect and subject to no prior or equal liens, claims or encumbrances, (q) which was originated using the Underwriting Criteria, (r) that requires the Borrower to be named as loss payee or beneficiary (as applicable) under an insurance policy with respect to the Vehicle financed by such Contract and entitles the Borrower to the benefits of such insurance policy and (s) as to which the

Representations and Warranties are true and correct, (t) that, if such Contract is a Modified Contract, the Lender has not given the Borrower notice that such

Contract is to be excluded as not being an Eligible Contract and (u) as to which the Collateral Agent has issued a Collateral Agent's Certification listing no exceptions.



                 Eligible Deposit Account:  Either (i) a segregated account with an Eligible Institution or (ii) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the States thereof or the

District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as any of the securities of such depository institution have a credit rating acceptable to the Lender.

                 Eligible Institution:  A depository institution organized

under the laws of the United States of America or any one of the States thereof or the District of Columbia (or any domestic branch of a foreign bank), (A)

which has either (1) a long-term unsecured debt rating of at least AA by S&P and Aa by Moody's or otherwise acceptable to the Lender or (2) a short-term unsecured debt rating or certificate of deposit rating of at least A-1 by S&P and P-1 by Moody's or otherwise acceptable to the Lender and (B) whose deposits are insured by the FDIC.



                 ERISA:  The Employee Retirement Income Security Act of 1974,

as amended.



                 ERISA Affiliate:  With respect to any Person (a) any

corporation which is a member of the same controlled group of corporations

(within the meaning of Section 414(b) of the Code) as such Person, (b) a partnership or other trade or business (whether or not incorporated) under common control (within the meaning of Section 414(c) of the Code) with such

Person or (c) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as such Person, any corporation described in clause (a) above or any partnership or other trade or business described in clause (b) above.



                 Event of Default:  The occurrence of any of the following

events:



                 (a)  Borrower fails to pay when due any amount payable under the Credit Agreement.



                 (b)  Any representation or warranty made or deemed made by

         Borrower or NAF Corp., in any capacity which is contained in the

         Facility Agreements or in any agreement, written report or written information furnished at any time under or required by the Facility

         Agreements shall prove to have been false or incorrect on or as of the date made or deemed made, which remains uncured for five Business Days following NAF Corp.'s receipt of notice thereof, and which is likely to have a material, adverse effect on the financial condition or business prospects of the Borrower or of NAF Corp.



                 (c)(i) Borrower (x) defaults in any payment of principal of or interest on any Debt, beyond the period of grace, if any, provided in the instrument or agreement under which such Debt was created or (y)

         defaults in the observance or performance of any agreement or condition contained in any instrument or agreement to which it is a party or by which its property or assets are bound, which remains uncured for five Business Days following the Borrower's and NAF

         Corp.'s receipt of notice thereof.



                  (ii) NAF Corp. (x) defaults in any payment of principal of or interest on any Debt, beyond the period of grace, if any, provided in the instrument or agreement under which such Debt was created and which has an outstanding principal balance of $50,000 or more or (y)

         defaults in the observance or
         performance of any agreement or condition contained in any instrument or agreement to which it is a party or by which its property or assets are bound, which remains uncured for five Business Days following NAF

         Corp.'s receipt of notice thereof, and which is likely to have a material adverse effect on the financial condition or business prospects of NAF Corp.



                 (d)  For any reason, Borrower shall cease to have a valid and perfected first priority ownership interest in the Contracts or Lender shall cease to have a valid and perfected first priority security interest in the Collateral or any other collateral pledged under the

         Facility Agreements or any other Operative Document shall cease to be in full force and effect or cease to be the legal, valid, binding and enforceable obligation of any party thereto.



                 (e)  A Bankruptcy Event shall occur with respect to Borrower,

         NAF Corp. or any Affiliate of NAF Corp.



                 (f) One or more judgments or decrees (in the case of NAF

         Corp., in an aggregate amount in excess of $50,000) shall have been entered against any NAF Entity which is not paid, bonded, stayed or covered by insurance, provided, that this clause shall not apply to actions relating to individual Contracts, unless a material portion of the Contracts is affected.



                 (g) Borrower or NAF Corp. becomes liable for environmental remediation or compliance expenses or fines, penalties or other charges related to environmental matters in excess of $50,000.



                 (h) Borrower or NAF Corp. or any ERISA Affiliate of Borrower,

         (i) shall engage in any "prohibited transaction" (as defined in

         Section 406 of ERISA or Section 4975 of the Code) involving any Plan,

         (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any

         Plan, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer

         Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Lender,

         likely to result in the termination of such Plan for purposes of Title

         IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) the Borrower or any ERISA Affiliate

         shall, or in the reasonable opinion of Lender is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or

         Reorganization of, a Multiemployer Plan or (vi) any other event or condition shall occur or exist, with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition,

         together with all other such events or conditions, if any, could subject Borrower or any ERISA Affiliate to any tax, penalty or other liabilities which are materially adverse to the business, operations,

         prospects, property or financial or other condition of Borrower.



                 (i) Any financial statement delivered pursuant to the Facility

         Agreements
         and reported on by any independent certified public accountants shall contain any qualification or exception, or qualification arising out of the scope of the audit.



                 (j) A material adverse change from the date hereof in the

         business, properties, operations, prospects or financial or other condition of Borrower or NAF Corp., as determined by Lender in its reasonable, good faith business judgment.



                 (k) A material adverse change from the date hereof in the

         collectibility of the Contracts taken as a whole.



                 (l) Borrower or NAF Corp. becomes an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.



                 (m) Borrower shall fail to provide any information required to be provided by Section 6.3 of the Credit Agreement by the time required thereby.



                 (n) Borrower or NAF Corp. shall default in the observance or performance of any other term, condition or covenant under the

         Facility Agreements and such failure to observe or perform continues for five Business Days.



                 (o) As of any Determination Date, the Delinquency Ratio is

         greater than or equal to (i) for the Determination Dates in June and

         July 1996, 30%, or, (ii) for the Determination Dates in August and

         September 1996, 25% or (iii) thereafter, 15%.



                 (p) As of the November, 1996, Determination Date, the Net Loss

         Ratio is greater than or equal to 13%; for each Determination Date thereafter, the Net Loss Ratio is greater than or equal to 10%, in each case, on an annualized basis.



                 (q) As of any Determination Date, the average of the Recovery

         Percentages for the three preceding Collection Periods is less than

         (i) prior to the Determination Date in September, 1996, 35%, or (ii)

         thereafter, 45%.



                 (r) As of any date, the Outstanding Facility Balance exceeds the Borrowing Base.



                 (s) A Change of Control shall occur.



                 (t) The aggregate principal amount of Contracts originated is less than $20,000,000 for the first six months following the Closing

         Date or $25,000,000 for any six month period thereafter.



                 (u) FirstCity shall default in the observance or performance of any term, condition or covenant in the Funding Commitment and such failure to observe or perform continues for five Business Days.

                 (v) Borrower fails to observe any financial covenant set forth in Section 6.15 of the Credit Agreement.



                 (w) Any two FI's cancel their Loan Origination Agreements in any consecutive two-month period, or any FI which accounts for 10% or more of Contract originations (by principal balance, on a rolling six-month basis) cancels its Loan Origination Agreement.



                 (x) An Event of Servicing Termination occurs under the

         Servicing Agreement.



                 (y) Any NAF Entity shall default in the observance or

performance of any term, condition or covenant in any other Facility Agreement and such failure to observe or perform continues for five Business Days.



                 Facility Agreements:  The collective reference to the Credit

Agreement, the Promissory Note, the Commitment, the Security and Collateral

Agent Agreement, the Servicing Agreement, the IBSA, the Loan Origination

Agreements and any other agreement or instrument related or delivered to any party to any of the foregoing pursuant to or in connection with any of the foregoing.



                 FDIC:  The Federal Deposit Insurance Corporation or any

successor thereof.



                 File:  With respect to each Contract to be purchased by

Borrower:



                 (a)  the original Dealer Assignment;



                 (b)  the fully executed original of the Contract;



                 (c)  documents evidencing or related to any Insurance Policy with respect to a Vehicle;



                 (d)  the original or a copy of the credit application of the

         Obligor, fully executed by such Obligor, such application to be in a form substantially similar to that included in the Credit and

         Collection Policy;



                 (e)  where permitted by law, the original certificate of title and otherwise such documents, if any, that the Servicer keeps on file in accordance with its customary procedures and the Credit and

         Collection Policy indicating that the Vehicle is owned by the Obligor and subject to the interest of Borrower as first lienholder or secured party; and



                (f) any and all other documents that Borrower, Cbe purchased by

Borrower:



                 (a)  the original Dealer Assignment;



                 (b)  the fully executed original of the Contract;



                 (c)  documents evidencing or related to any Insurance Policy with respeclar items with respect to Contracts.



                 FirstCity:  FirstCity Financial Corporation, a Delaware

corporation.



                 FIs:  The financial institutions or agencies (except for

Farmers' and Mechanics' Bank, Tammac Corporation and Mellon Bank) which have entered into respective Loan Origination Agreements with the Borrower.



                 Funding Commitment:  The Funding Commitment dated as of May

17, 1996 by and between FirstCity and Lender



                 GAAP:  Generally accepted accounting principles in effect from time to time in the United States of America.



                 Governing Instrument:  The trust instrument which created the

Borrower and provides for the governance of its affairs and the conduct of its business.



                 Governmental Authority:  Any nation or government, any state or other political subdivision thereof and any entity exercising executive,

legislative, judicial, regulatory or administrative functions of or pertaining to government.



                 IBSA:  The Investment Banking Services Agreement dated as of

May 17, 1996 between NAF Corp. and ContiFinancial.



                 Ineligible Contracts:  Any Contract that, subsequent to the date of the Borrower's acquisition of such Contract, (A) is determined not to have conformed to the definition of "Eligible Contracts" on such date of purchase or (B) which has become (x) a Defaulted Contract or (y) a Modified

Contract which the Lender has rejected from the Borrowing Base or (C) as to which the Servicer has not received the related Lien Certificate by the 136th day following the date on which the Contract was originated.



                 Insolvency:  With respect to any Multiemployer Plan, the

condition that such plan is insolvent within the meaning of Section 4245 of

ERISA.



                 Interest Period:  With respect to any Payment Date, the prior calendar month.



                 Lender:  ContiTrade Services L.L.C.



                 Lender Commitment:  $50,000,000, or such other amount agreed upon in writing by Borrower and Lender.



                 LIBOR:  With respect to any Advance, (x) through the end of the Interest Period in which such Advance is made, one-month LIBOR on the related Borrowing Date, and (y) for subsequent Interest Periods, one-month

LIBOR on the first day of such

Interest Period, in either case as published on such date in the Wall Street

Journal.



                 Lien:  Any lien, mortgage, security interest, pledge,

hypothecation, charge, equity, encumbrance or right of any kind whatsoever

(except any lien, mortgage, security interest, pledge, hypothecation, charge,

equity, encumbrance or right of any kind granted under the Credit Agreement with respect to the Contracts).



                 Liquidated Contract:  A Contract which is a Defaulted Contract and with respect to which the Borrower has concluded that all Recoveries to be received in respect of such Contract have been deposited in the Lockbox

Account.



                 Loan:  As defined in subsection 2.1 of the Credit Agreement.



                 Loan Origination Agreement:  The Non-Standard Auto Loan

Origination Agreements, each in substantially the form attached as Exhibit K to the Credit Agreement (or with such changes from such form as are approved by the Lender), entered into between the Borrower and an FI pursuant to which the

Borrower agrees to acquire Eligible Contracts, each as form time to time amended, supplemented or modified.



                 Lock-Box:  Any lock-box or account to which Obligors remit

Collections.



                 Lock-Box Agreement:  As defined in Section 4.1(m) of the

Credit Agreement.



                 Lock Box Bank:  Any institution at which a Lock-Box is kept.



                 Maximum Loan Amount:  At any time, the lesser of (a)

$50,000,000 and (b) the Borrowing Base.



                 Milco:  Milco Loan Servicing Corporation.



                 Modified Contract:  As defined in Section 2.2(b) of the

Servicing Agreement.



                 Moody's:  Moody's Investors Service, Inc.



                 Multiemployer Plan:  A "multiemployer plan" as defined in

Section 4001(a)(3) of ERISA to which Borrower or any of its ERISA Affiliates is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.



                 NAF Corp.:  National Auto Funding Corporation, a Texas

corporation.



                 NAF Entities:  The Borrower, NAF Corp. and all subsidiaries

(including trusts) of NAF Corp.



                 Net Loss Ratio:  As of any Determination Date, the average,

over the three
most recent Collection Periods, of the product of (a)(i) the principal balance of all Contracts where (A) the Vehicle has been repossessed and sold, (B) the

Vehicle has been repossessed, and more than 30 days has passed since the end of the related redemption period, or (C) the Contract is more than 120 days delinquent or has been written off, less all Recoveries received on each related Contract (net of associated expenses), in each case during the preceding Collection Period, divided by (ii) the principal balance of all

Contracts outstanding at the end of such Collection Period and (b) 12.



                 Notice of Borrowing:  As defined in Section 2.3 of the Credit

Agreement.



                 Obligations:  All the unpaid principal amount of, and interest on (including interest accruing on or after any Bankruptcy Event, whether or not a claim for post-filing or post-petition interest is allowed in a proceeding relating thereto, and interest on overdue interest), the Promissory

Note and all other obligations and liabilities of Borrower or any Affiliate of the NAF Entities to Lender or any Affiliate of Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the

Credit Agreement, the Promissory Note, the Facility Agreement and any other document executed and delivered in connection therewith whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs,

expenses (including, without limitation, all fees and disbursements of counsel to Lender) or otherwise.



                 Obligor:  Each Person who is indebted on a Contract.



                 Outstanding Contract Balance:  On any day, with respect to any

Contract, the principal amount due and owing on such Contract on such day.



                 Outstanding Facility Balance:  On any day, with respect to the

Loan, the outstanding principal amount of the Loan on such day.



                 Owner Trustee:  Delaware Trust Company.



                 Paying Agent:  The Collateral Agent, acting in its capacity as paying agent under the Paying Agent Agreement.



                 Paying Agent Agreement:  The Paying Agent Agreement dated as of May 17, 1996 among Borrower, Lender and the Paying Agent.



                 Payment Date:  As defined in Section 2.4 of the Credit

Agreement.



                 PBGC:  The Pension Benefit Guaranty Corporation established under ERISA.



                 Permitted Investments:  Book-entry securities, negotiable

instruments or securities represented by instruments in bearer or registered form which evidence:



        (i) direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America;



                 (ii) demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any state thereof (or any domestic branch of a foreign bank) and subject to supervision and examination by Federal or State banking or depository institution authorities; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof shall have a credit rating from each of S&P and Moody's in the highest investment category granted thereby;



                 (iii) commercial paper having, at the time of the investment or contractual commitment to invest therein, a rating from each of S&P and Moody's in the highest investment category granted thereby;



                 (iv) investments in money market or common trust funds having a rating from each of S&P and Moody's in the highest investment category granted thereby;



                 (v) demand deposits, time deposits and certificates of deposit which are fully insured by the FDIC;



                 (vi) bankers' acceptances issued by any depository institution or trust company referred to in clause (ii) above; and



                 (vii) repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof, the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) the deposits of which are insured by the FDIC.



                 Person:  An individual, a partnership, a corporation, a

limited liability company, a limited liability partnership, a business trust, a joint stock company, a trust, an unincorporated association, a joint venture, a

Governmental Authority or other entity of whatever nature.



                 Pipeline Contract:  Any Contract funded directly by an FI

prior to May 17, 1996, and acquired by the Borrower from such FI.



                 Plan:  Any employee benefit plan defined in Section 3(3) of

ERISA in respect of which Borrower or any ERISA Affiliate thereof is or at any time within the immediately preceding five years was an "employer" as defined in Section 3(5) of ERISA or may have liability, including liability as a substantial employer, within the meaning of Section 4063 of ERISA and as a contributing sponsor under Section 4069 of ERISA.

                 Principal Collections:  Collections other than Finance

Charges.



                 Promissory Note:  The note issued pursuant to Section 2.2 of the Credit Agreement.



                 Rating Agencies:  Moody's Investors Service, Standard & Poor's

Corporation, Duff & Phelps Credit Rating Service and Fitch Investors Service.



                 Recoveries:  With respect to any Collection Period, the

aggregate amount of all cash received by Borrower during such Collection Period in respect of any Contract which is a Defaulted Contract including, through the sale or other disposition of the related Vehicle, proceeds of Insurance

Policies with respect to the related Vehicle, or payments made by or on behalf of the Obligor, net of amounts that are legally required to be refunded to the

Obligor and net of the Servicer's expenses in connection with such liquidation.



                 Recovery Percentage:  With respect to any Collection Period,

the percentage equivalent of a fraction, the numerator of which is the aggregate amount of Recoveries deposited in the Collection Account during such

Collection Period in respect of Contracts which became Liquidated Contracts during such Collection Period and the denominator of which is the aggregate

Outstanding Balance of such Liquidated Contracts.



                 Reorganization:  With respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section

4241 of ERISA.



                 Reportable Event:  Any of the events set forth in Section

4043(b) of ERISA or the regulations thereunder other than those events as to which the thirty day notice period is waived under Sections .13, .14, .18, .19 or .20 of PBGC regulation Section 2615.



                 Representations and Warranties:  With respect to any Contract,

the representations and warranties made by an FI (including, for this purpose,

Tammac Corporation, Mellon Bank and Farmers' and Mechanics' Bank) in the

related Loan Origination Agreement.



                 Requirements of Law:  As to any Person, the Certificate of

Incorporation and By-laws or other organizational or governing documents of such Person and any law, treaty, rule or regulation or determination of any arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.



                 Responsible Officer:  As to any Person, the chief executive officer, president, vice president-operations, chief financial officer,

controller, secretary or treasurer of a corporation, provided, that (a) with respect to any certificate to be delivered by a Responsible Officer, such

Responsible Officer shall have personal knowledge of the subject matter of such certificate, and (b) with respect to any other matter to be undertaken by a Responsible Officer, such Responsible Officer shall be duly authorized by all necessary corporate or other action with respect to such matter.



                 S&P:  Standard & Poor's Ratings Services, a Division of The

McGraw Hill Companies, Inc.



                 SEC:  The Securities and Exchange Commission.



                 Securitization:  As defined in Section 6.14 of the Credit

Agreement.



                 Security and Collateral Agent Agreement:  The Security and

Collateral Agent Agreement dated as of May 17, 1996 among Borrower, Lender and the Collateral Agent.



                 Servicer:  J-Hawk Servicing Corporation, a Texas corporation.



                 Servicing Agreement:  The servicing agreement dated as of May

17, 1996 among Borrower, the Servicer and the Collateral Agent.



                 Servicing Report:  The report to be delivered by Borrower

pursuant to Section 6.2 of the Credit Agreement, substantially in the form of

Exhibit I thereto.



                 Single-Employer Plan:  A single employer plan, as defined in

Section 4001(a)(15) of ERISA, which (a) is maintained for employees of Borrower or an ERISA Affiliate thereof and no Person other than the Borrower and their

ERISA Affiliates or (b) was so maintained and in respect of which the Borrower or any ERISA Affiliate thereof could have liability under Title IV of ERISA in the event such plan has been or were to be terminated.



                 Subordinated Debt:  Any Debt which (x) is by its terms

subordinated to the Obligations, and (y) provides for a non-petition covenant against Borrower.



                 Subordinated Lien:  A Lien approved in writing by the Lender,

and which secures any Subordinated Debt.



                 Subsidiary:  As to any Person, any Person of which a Person owns, directly or indirectly through one or more intermediaries, more than 50%

of the Capital Stock or beneficial interest thereof.



                 Tangible Assets:  All assets of Borrower except:   (i)

deferred assets, other than prepaid insurance and prepaid taxes, (ii) patents,

copyrights, trademarks, trade names, non-compete agreements, franchises and similar intangibles, (iii) good will, including any amounts, however designated on the balance sheet of Borrower, representing the excess of the purchase price paid for assets or stock over the value assigned thereto on the books of

Borrower, (iv) unamortized debt discount and expense, and (v) accounts, notes and other receivables due from Affiliates or employees.

                 Tangible Net Worth:  At any date means a sum equal to (i) the net book value (after deducting related depreciation, amortization and other proper reserves) at which the Tangible Assets of Borrower would be shown on a balance sheet at such date in accordance with GAAP applied on a consistent basis, minus (ii) the amount at which the liabilities of Borrower (excluding

Subordinated Debt) would be shown on such balance sheet in accordance with

GAAP, and including as liabilities all reserves, required in accordance with

GAAP, for contingencies and other potential liabilities.



                 Tangible Net Worth Requirement:  The total Tangible Net Worth of Borrower is equal to at least $4 million.



                 Taxes:  As defined in Section 2.10 of the Credit Agreement.



                 UCC:  The Uniform Commercial Code as in effect in the

specified jurisdiction or, if no jurisdiction is specified, as in effect in the state whose law, by agreement of the parties, governs the document or agreement in which the term "UCC" appears.



                 Underwriting Criteria:  The criteria agreed upon for

underwriting Contracts between Borrower and Lender and attached to the Credit

Agreement as Exhibit K.



                 Unmatured Event of Default:  Any of the events specified in the definition of Event of Default, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.



                 Vehicle:  Any new or used automobile or light truck that

secures a Contract.



                 Vehicle Dealer:  Any seller of automobile or light trucks that originated one or more of the Contracts and transferred, sold or assigned the respective Contract, directly or indirectly, to Borrower under a Dealer

Assignment.



                 WAMCO Contract:  Any Contract acquired by the Borrower from

WAMCO XXIII, Ltd.

                                                                       EXHIBIT B



                                PROMISSORY NOTE





                                                              New York, New York

                                                                    May 17, 1996



                 FOR VALUE RECEIVED, the undersigned, N.A.F. Auto Loan Trust, a

Delaware business trust (the "Borrower"), promises to pay to the order of

ContiTrade Services L.L.C. ("Lender"), on the date specified in Section 2.5 of the Credit Agreement hereinafter referred to, at the office of Lender at 277

Park Avenue, New York, New York, in lawful money of the United States of

America and in immediately available funds, the principal amount of FIFTY

MILLION DOLLARS AND NO CENTS DOLLARS ($50,000,000), or if less, the aggregate unpaid principal amount of all Advances made by Lender to Borrower pursuant to the Credit Agreement, and to pay interest at such office, in like money, from the date hereof on the unpaid principal amount of such Loans from time to time outstanding at the rate and on the dates specified in Section 2.4 of the Credit

Agreement.



                 Lender is authorized to record, on the schedule annexed

thereto and made a part hereof or on other appropriate records of Lender, the date and amount of each Loan made by Lender, each continuation thereof, the interest rate from time to time on each Loan and the date and amount of each payment or repayment of principal thereof.  Any such recordation shall constitute prima facie evidence of the accuracy of the information so recorded,

provided that the failure of Lender to make any such recordation (or any error in such recordation) shall not affect the obligations of Borrower hereunder or under the Credit Agreement in respect of the Loan.



                 This Promissory Note is the Promissory Note referred to in the

Warehouse Credit Agreement dated as of May 17, 1996 (as amended, supplemented or otherwise modified and in effect from time to time, the "Credit Agreement")

between Borrower, Lender and NAF Corp., and is entitled to the benefits thereof.  Capitalized terms used herein without definition have the meanings assigned to them in the Credit Agreement.



                 This Promissory Note is subject to original and mandatory

prepayment as provided in the Credit Agreement.



                 Upon the occurrence of an Event of Default, the Lender shall have all of the remedies specified in the Credit Agreement, and Borrower hereby waives presentment, demand, protest and all notices of any kind.

                 THIS PROMISSORY NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND

INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT

REGARD TO CONFLICTS OF LAWS PRINCIPLES.





                                        N.A.F. AUTO LOAN TRUST



                                        By:    DELAWARE TRUST COMPANY, not in

                                               its individual capacity, but

                                               solely as Owner Trustee on

                                               behalf of N.A.F. AUTO LOAN TRUST





                                        By:

                                               ----------------------------

                                        Name:  Richard N. Smith

                                        Title: Vice President

                                 Schedule 1 to

                                PROMISSORY NOTE







                                              Interest             Prepayment              Notation

     Date               Principal             on Loans              of Loans                  By

     ----               ---------             --------             ----------              --------




 ------------         --------------        ------------         ---------------         ------------



 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------



 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------



 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------



 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------



 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------





 ------------         --------------        ------------         ---------------         ------------



 ------------         --------------        ------------         ---------------         ------------






                                                                       EXHIBIT C







                              NOTICE OF BORROWING







               N.A.F. Auto Loan Trust hereby requests that ContiTrade Services

L.L.C. make a Loan to it on [insert Borrowing Date] in the amount of [amount of

Loan requested] by crediting Texas Commerce Bank Account No. _______ by 4:00

p.m. (New York City time) on [insert Borrowing Date] (capitalized terms used herein have the meaning assigned to them in the Warehouse Credit Agreement dated as of May __, 1996 as amended, modified or supplemented from time to time).  N.A.F.  Auto Loan Trust hereby certifies as of the date hereof that the representations and warranties made in Section 3 of the Credit Agreement are true and correct on and as of the Borrowing Date for such Loan, both before and after giving effect to such Loan.







                                                N.A.F. AUTO LOAN TRUST





                                                By:  DELAWARE TRUST COMPANY,

                                                     not in its individual

                                                     capacity, but solely as

                                                     Owner Trustee on behalf of

                                                     N.A.F. AUTO LOAN TRUST



                                                By:

                                                        -----------------------

                                                Name:   Richard N. Smith

                                                Title:  Vice President

                                                                    Attachment A

                                                          to Notice of Borrowing





                             TRUSTEE'S CERTIFICATE





               The undersigned, [TRUSTEE'S NAME], Trustee of N.A.F. AUTO LOAN

TRUST, a Delaware business trust ("Borrower"), hereby gives this Certificate to induce CONTITRADE SERVICES, L.L.C. ("Lender") to consummate certain financial accommodations with Borrower pursuant to the terms of the Warehouse Credit

Agreement (as amended, modified or supplemented from time to time and together with the schedules and exhibits thereto, the "Credit Agreement") dated as of

May __, 1996.  The undersigned, as Trustee, hereby certifies to Lender that:



               1.      The representations and warranties of Borrower contained

in the Credit Agreement are true and correct in all materials respects on and as of this day.



               2.      Borrower is in compliance with all of the terms and

provisions set forth in the Credit Agreement required to be complied with or performed by Borrower on or before the date hereof.



               3.      No Event of Default or Default (as defined in the Credit

Agreement) has occurred and is continuing as of today's date.



               4.      The Collateral is not subject to any Lien, except Liens

created by the Operative Documents.  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to them in the Credit Agreement.



               IN WITNESS WHEREOF, the undersigned has executed and delivered this Certificate this ______ day of _____________, ____.







                                                N.A.F. AUTO LOAN TRUST





                                                By:  DELAWARE TRUST COMPANY,

                                                     not in its individual

                                                     capacity, but solely as

                                                     Owner Trustee on behalf of

                                                     N.A.F. AUTO LOAN TRUST



                                                By:

                                                        -----------------------

                                                Name:   Richard N. Smith

                                                Title:  Vice President

                                                        N.A.F. AUTO LOAN TRUST

                                                                      Schedule I





                               LIST OF DOCUMENTS

                                                                  SCHEDULE 10.20



================================================================================





                           CONTITRADE SERVICES L.L.C.







                              ____________________





                               FUNDING COMMITMENT



                            dated as of May 17, 1996





                              ____________________







                        FIRSTCITY FINANCIAL CORPORATION











================================================================================

                               TABLE OF CONTENTS





                                                                                                                     Page

                                                                                                                     ----




SECTION 1.  DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1



         1.1       Defined Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1



SECTION 2.  REPRESENTATIONS AND WARRANTIES OF FIRST CITY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2



         2.1       Representations and Warranties of FirstCity  . . . . . . . . . . . . . . . . . . . . . . . . . . .   2



SECTION 3.  FUNDING COMMITMENT OF FIRSTCITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5



         3.1       Commitments Re Credit Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

         3.2       FirstCity to Provide Subordinate Financing . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

         3.3       Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6



SECTION 4.  ADDITIONAL AFFIRMATIVE COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6



         4.1       Certain Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

         4.2       Conduct of Business and Maintenance of Existence . . . . . . . . . . . . . . . . . . . . . . . . .   6

         4.3       Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

         4.4       Maintenance of Control . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

         4.5       Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7



SECTION 5.  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8



         5.1       Miscellaneous Provisions Related to the Financial Commitments  . . . . . . . . . . . . . . . . . .   8

         5.2       Amendments and Waivers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

         5.3       Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

         5.4       No Waiver; Cumulative Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

         5.5       Survival of Representations, Warranties and Indemnities  . . . . . . . . . . . . . . . . . . . . .  11

         5.6       Payment of Expenses and Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

         5.7       Successors and Assigns; Participations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

         5.8       Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

         5.9       Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

         5.10      Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         5.11      Integration; Construction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         5.12      Limited Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         5.13      GOVERNING LAW  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         5.14      SUBMISSION TO JURISDICTION; WAIVERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

         5.15      Acknowledgements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

         5.16      WAIVER OF JURY TRIAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14


                               FUNDING COMMITMENT





                 FUNDING COMMITMENT, dated as of May 17, 1996 (the

"Commitment"), by and among CONTITRADE SERVICES L.L.C., a Delaware limited liability company ("Lender") and FirstCity Financial Corporation, a Delaware

corporation ("FirstCity").



                              W I T N E S S E T H:



                 WHEREAS, the NAF Auto Loan Trust (the "Borrower") has entered into a Credit Agreement dated as of May 17, 1996 (as may from time to time, be amended, supplemented, or modified, the "Credit Agreement") with the Lender and

National Auto Funding Corporation ("NAF Corp."), pursuant to which the Borrower will receive the proceeds of Advances from time to time thereunder;



                 WHEREAS, the Borrower intends to enter into from time to time

Non-Standard Auto Loan Origination Agreements (each, as from time to time amended, supplemented or modified, a "Loan Origination Agreement" and,

collectively, the "Loan Origination Agreements") with certain financial institutions and agencies (the "FIs"), pursuant to which the Borrower will agree to purchase Eligible Auto Loans;



                 WHEREAS, the Borrower and NAF Corp. have, in connection with the transactions contemplated hereby, also entered into an Investment Banking

Services Agreement dated as of May 17, 1996 (the "IBSA") with the Lender and the Lender's Affiliate, ContiFinancial Services Corporation;



                 WHEREAS, FirstCity is the parent corporation of NAF Corp.; and



                 WHEREAS, it is a condition to the obligations of the Lender to make the Advances under the Credit Agreement that FirstCity shall have executed and delivered to the Lender this Commitment.



                 NOW, THEREFORE, the parties hereto agree as follows:





                            SECTION 1.  DEFINITIONS



                 1.1       Defined Terms.  (a)  As used in this Commitment, the

capitalized terms used herein and therein shall, unless otherwise defined herein or therein, have the meanings assigned to them in the Definitions List dated as of the date hereof that refers to this Commitment, which is incorporated herein by reference and attached as Exhibit A to the Credit

Agreement (the "Definitions List").

                 (b)       As used herein or in any other Facility Agreement,

accounting terms not defined in the Definitions List and accounting terms partly defined in the Definitions List to the extent not defined shall have the respective meanings given to them under GAAP.



                 (c)       The words "hereof," "herein" and "hereunder" and

words of similar import when used in this Commitment shall refer to this

Commitment as a whole and not to any particular provision of this Commitment and Section, subsection, Schedule and Exhibit references are to this Commitment unless otherwise specified.



                 (d)       Capitalized terms used herein or in any other

Facility Agreement shall be equally applicable to both the singular and plural forms of such terms.





            SECTION 2.  REPRESENTATIONS AND WARRANTIES OF FIRST CITY



                 2.1       Representations and Warranties of FirstCity. To

induce Lender to enter into the Credit Agreement and to make the Advances,

FirstCity hereby represents and warrants to Lender that:



                 (a)       Corporate Existence Compliance with Law.  FirstCity

         (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has the power and authority, and the legal right, as a Delaware corporation, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (iii) is duly qualified as a foreign corporation and is in good standing and has all licenses (in full force and effect) under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and/or licensing and (iv) is in compliance with all Requirements of Law.



                 (b)       Corporate Power; Authorization; Enforceable

         Obligations.  FirstCity has the power and authority, and the legal right, as a Delaware corporation, to make, deliver and perform this

         Commitment and the other Facility Agreements to which it is a party and has taken all necessary action to authorize its obligations hereunder on the terms and conditions hereof and the other Facility

         Agreements to which it is a party and to authorize the execution,

         delivery and performance of this Commitment and the other Facility

         Agreements to which it is a party.  All consents or authorizations of,

         filing with or other act by or in respect of, any Governmental

         Authority or any other Person required to be obtained, made or given by it in connection with its obligations hereunder or with the execution, delivery, performance, validity or enforceability of this

         Commitment or the other Facility Agreements to which it is a party have been so obtained, made or received.  This Commitment and each other Facility Agreement to which it is a party has been duly executed and delivered on behalf of FirstCity.  This Commitment and each other

         Facility Agreement to which it is a party constitutes a legal, valid and binding
         obligation of FirstCity enforceable against FirstCity in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).



                 (c)       No Legal Bar.  The execution, delivery and

         performance by FirstCity of this Commitment and the other Facility

         Agreements and its obligations hereunder will not violate any

         Requirement of Law or Contractual Obligation of FirstCity and will not result in, or require, the creation or imposition of any Lien on any of its properties or revenues pursuant to any such Requirement of Law or Contractual Obligation.



                 (d)       No Material Litigation.  No litigation,

         investigation or proceeding of or before any arbitrator, court or

         Governmental Authority is pending or threatened, by or against

         FirstCity or against any of its properties or revenues (i) with respect to this Commitment or the other Facility Agreements or any of the transactions contemplated hereby or thereby, or (ii) which could have a material adverse effect on the business, prospects, properties,

         assets, operations or condition, financial or otherwise, of FirstCity or the ability of FirstCity to perform its obligations hereunder or under the other Facility Agreements.



                 (e)       No Default; No Event of Default.  FirstCity is not

         in default under or with respect to any of its Contractual Obligations in any respect which could have a material adverse effect on the business, operations, properties, assets, condition or prospects,

         financial or otherwise, of FirstCity or on the ability of FirstCity to perform its obligations hereunder or under the other Facility

         Agreements.



                 (f)       No Burdensome Restrictions.  FirstCity is not a

         party to or subject to any Contractual Obligation which could have a material adverse effect on the business, properties, assets,

         operations, condition or prospects, financial or otherwise, of

         FirstCity, or on the ability of FirstCity to carry out its obligations hereunder or under the other Facility Agreements.



                 (g)       Taxes.  FirstCity has filed or caused to be filed

         all federal, state and other tax returns which are required to be filed by it, or has filed extensions with respect thereto (which extensions have not expired) and has paid all taxes shown to be due and payable on said returns or on any federal, state and other tax assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority having taxing power; no tax Lien has been filed against it, and no claim is being asserted by any Governmental

         Authority with respect to any such tax, fee or other charge except, in each case, for filings which, if not made, taxes which, if not paid,

         and tax Liens which, if imposed, would not, in the aggregate, have a material adverse effect on the
         business, properties, assets, operations, condition or prospects,

         financial or otherwise, of FirstCity, or on the ability of FirstCity to carry out its obligations hereunder or under the other Facility

         Agreements.



                 (h)       Investment Company Act; Other Regulations. FirstCity

         is not an "investment company," or a company "controlled" by an

         "investment company," within the meaning of the Investment Company Act of 1940, as amended.  Borrower is not subject to regulation under any federal or state statute or regulation which limits its ability to incur Debt.



                 (i)       No Deduction.  FirstCity is not required to make any

         deduction or withholding from payments to be made by it to Lender under this Commitment and the execution and performance of this

         Commitment and any of the other Facility Agreements does not make

         FirstCity liable for any registration tax, stamp duty or similar tax or duty imposed by any authority of or within its jurisdiction of creation, which tax or duty has not been, or will not be, paid when due.



                 (j)       No Petition.  There is no intent to file a voluntary

         petition under the federal bankruptcy laws with respect to FirstCity and FirstCity is not insolvent or generally unable to pay its debts as they become due.



                 (k)       Principal Place of Business.  FirstCity's principal

         place of business is located at 6400 Imperial Drive, Waco, Texas

         76712.



                 (l)       Financial Condition.  (i)  The audited, consolidated

         balance sheet of FirstCity as of December 31, 1995 and the related,

         consolidated statements of income and of cash flows for the periods ended on such date, are complete and correct and present fairly the financial condition of FirstCity as at such date, and the results of its operations and its consolidated cash flows for the period then ended.  The financial statements referred to in clause (i) above have been audited by KPMG Peat Marwick, FirstCity's independent certified public accountants.  FirstCity does not have, and at the date of the

         December 31, 1995 balance sheet referred to above, did not have any material Debt, material contingent liability or material liability for taxes, or any long-term lease or unusual forward or long-term commitments, including, without limitation, any interest rate or foreign currency swap or exchange transaction except (i) to the extent reflected as a liability on the balance sheet referred to above or

         (ii) liabilities incurred in the ordinary course of business since the date of such balance sheet and fully reflected on FirstCity's books of account.  Since the date of the December 31, 1995 balance sheet referred to above, there has been no material change in the condition or prospects, financial or otherwise, of FirstCity except changes in the ordinary course of business, none of which individually or in the aggregate has been materially adverse.  All such financial statements,

         including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the period covered thereby.

                  SECTION 3.  FUNDING COMMITMENT OF FIRSTCITY



                 3.1       Commitments Re Credit Agreement.



                 (a)(i)    FirstCity hereby agrees to indemnify and hold the

         Lender harmless with respect to any loss suffered by the Lender as of a default and resulting credit loss on any WAMCO Contract listed on

         Exhibit A hereto, provided that such default and resulting credit loss occurs prior to the date on which the servicing arrangements for the

         Contracts are acceptable to the Lender.  As used in this Section 3,

         the phrase "the servicing arrangements for the Contracts are acceptable to the Lender" means the satisfaction of each of the following conditions:



                           (x)    the Backup Servicer Effective Date (as

                                  defined in the Credit Agreement) shall have

                                  occurred;



                           (y)    the Lender shall be reasonably satisfied with

                                  the results of Baker & Associates' review of

                                  Milco Loan Servicing Corporation's servicing

                                  abilities and procedures; and



                           (z)    the three-month, rolling average Delinquency

                                  Ratio calculated with respect to the WAMCO

                                  Contracts listed on Exhibit A hereto does not

                                  exceed 15% as of the end of the most recent

                                  Collection Period.



                 At such time, if any, as the servicing arrangements for the

         Contracts are acceptable to the Lender, the Lender shall give written notice thereof to FirstCity and NAF Corp.



                 (ii)  FirstCity shall purchase from the Borrower, at a

         purchase price not less than 85% of the Outstanding Contract Balance thereof, each Pipeline Contract to the extent that the Lender shall not have received the Collateral Agent's approving Certification by the close of business on the third Business Day following the Lender's

         Advance against such Pipeline Contract, such purchase price shall be deposited to the Collection Account at the opening of business on the fourth Business Day following such Advance.



                 (b)       FirstCity may, at any time after the execution and

         delivery of this Commitment, deliver to the Lender FirstCity's additional funding commitment in the form of Exhibit B hereto, and,

         upon such delivery, the Lender shall inform TCB, NAF Corp. and the

         Borrower that the "Borrowing Base Adjustment amount", as defined in the Credit Agreement, shall thereafter be zero.  Notwithstanding the foregoing, if FirstCity proposes to deliver such additional funding commitment after the date on which this commitment is originally executed and delivered, such
         delivery shall only be effective if the Lender determines in its reasonable business judgment that no material adverse change has occurred in financial condition or prospects of FirstCity, or in the ability of FirstCity to carry out its financial obligations hereunder,

         in each case since the date of initial execution of this Commitment.



                 3.2       FirstCity to Provide Subordinate Financing.

FirstCity hereby agrees and covenants with Lender that FirstCity shall provide sufficient Subordinate Financing in connection with each securitization transaction with respect to the Contracts as may be required by independent third parties (such as the Rating Agencies and/or Credit Enhancer(s)), it being acknowledged that such level of Subordinate Financing so determined by such independent third parties shall constitute a "market" level.  As used in this

Section 3.2, "Subordinate Financing" means any combination of the following:

cash, purchase of a "B piece" or "residual" certificate, funding of an initial reserve account deposit, issuance of a guaranty, serving as account party on a letter of credit, or other form of subordinate financing in the related securitization.  Such subordinate financing shall be acceptable to the Rating

Agencies and the Credit Enhancer.



                 3.3       Indemnification.  FirstCity will indemnify the

Lender and its Affiliates (collectively, "Conti") against any losses, claims,

damages or liabilities to which Conti may become subject in connection with any matter related to or arising out of a default by FirstCity under this

Commitment; provided, however, there shall be excluded from such indemnification any such loss, claim, damage or liability which results from the gross negligence or willful misconduct of Conti in performing the services which it is to render pursuant to this Commitment or the other Facility

Agreements.





                  SECTION 4.  ADDITIONAL AFFIRMATIVE COVENANTS



                 4.1       Certain Information.  FirstCity shall furnish to

Lender copies of all financial statements, reports and other communications that FirstCity may make to, or file or have with, the SEC (contemporaneously with the filing thereof with the SEC) pursuant to the Securities Exchange Act of 1934, as amended, together with, promptly, such additional financial and other information as Lender may from time to time reasonably request.



                 4.2       Conduct of Business and Maintenance of Existence.

FirstCity shall continue to engage in business of the same type as now conducted by it and preserve, renew and keep in full force and effect its existence and take all action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business; and comply in all material respects with all Contractual Obligations and Requirements of Law.



                 4.3       Notices.  FirstCity shall promptly give notice to

Lender of:

                 (a)       the occurrence of (i) any Event of Default or

         Unmatured Event of Default, in either case, under the Credit Agreement or (ii) a default by FirstCity hereunder;



                 (b)       any (i) default or event of default by FirstCity

         under any Contractual Obligation of FirstCity or (ii) litigation,

         investigation or proceeding which may exist at any time affecting

         FirstCity, which, in either case, is likely to have a material adverse effect on the financial condition or prospects of FirstCity or the ability of FirstCity to perform its obligations hereunder;



                 (c)       a material adverse change in the business,

         properties, assets, operations, prospects or condition (financial or otherwise) of FirstCity.



                 (d)       any change in its principal place of business or

         chief executive office from the address set forth in paragraph (v) of subsection 3.1.



Each notice pursuant to this subsection shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action FirstCity proposes to take with respect thereto.



                 4.4       Maintenance of Control.  FirstCity hereby covenants

and agrees to maintain direct or indirect ownership of (i) at least 80% of the issued and outstanding shares of capital stock of NAF Corp. and (ii) 100% of the issued and outstanding shares of capital stock of J-Hawk Servicing

Corporation.  Not more than 15% of the issued and outstanding shares of capital stock of NAF Corp., and not more than one board seat of NAF Corp., may be controlled by Cargill Financial Services Corporation or any Affiliate thereof.



                 4.5       Further Assurances.  FirstCity shall do such further

acts and things and execute and deliver to Lender such assignments, agreements,

financing statements, powers and instruments as are required by Conti to carry into effect the purposes of this Commitment or to better assure and confirm unto Conti its rights, powers and remedies hereunder, including, without limitation, to obtain such consents and give such notices, and to file and record all such documents, financing statements and instruments, and renew each such consent, notice, filing and recordation, at such time or times, in such manner and at such places, as may be necessary or desirable to preserve and protect the position of Conti hereunder.  This covenant shall survive the termination of this Commitment.

                           SECTION 5.  MISCELLANEOUS



                 5.1       Miscellaneous Provisions Related to the Financial

Commitments.



                 (a)       The liabilities and obligations of FirstCity under

         Section 3.1 hereof (including any additional commitment delivered by

         FirstCity pursuant to Section 3.1(b) hereof) shall be absolute and unconditional under all circumstances and shall be performed by

         FirstCity regardless of (i) the validity, legality or enforceability of the Obligations or the Credit Agreement or the avoidance,

         subordination, discharge or disaffirmance of any of the foregoing by any Person (including a trustee in bankruptcy), (ii) any law,

         regulation, order or decree now or hereafter in effect which might in any manner affect any of the terms or provisions of the Credit

         Agreement, (iii) the merger or consolidation of any of the Lender or

         FirstCity into or with any corporation or any sale or transfer by the

         Lender or FirstCity of all or any part of its property, (iv) the waiver, amendment, consent, extension, forbearance or granting of any indulgence with respect to the Credit Agreement; IT BEING UNDERSTOOD,

         HOWEVER, that any such waiver, amendment, consent, extension,

         forbearance or indulgence with respect to the Credit Agreement shall be equally applicable to FirstCity's obligations and liabilities hereunder with respect to the subject matter thereof, (v) the failure by TCB to take any steps to perfect and maintain perfected its interests in the Collateral or in any other security or collateral related to the Credit Agreement, or (vi) any other circumstances whatsoever (with or without notice to or knowledge of FirstCity) which may in any manner or to any extent vary the risk of FirstCity, or might otherwise constitute a legal or equitable discharge of a surety or guarantor; it being the purpose and intent of FirstCity that the liabilities and obligations of FirstCity under Section 3.1 hereof

         (including any additional commitment delivered by FirstCity pursuant to Section 3.1(b) hereof) shall be absolute and unconditional under any and all circumstances, and shall not be discharged except by performance of the Credit Agreement and Section 3.1 hereof (including any additional commitment delivered by FirstCity pursuant to Section

         3.1(b) hereof).



                 (b)       The provisions of Section 3.1 hereof (including any

         additional commitment delivered by FirstCity pursuant to Section

         3.1(b) hereof) shall continue to be effective or be reinstated, as the case may be, if at any time payment of any of the Obligations payable to the Lender under the Credit Agreement or by FirstCity hereunder is rescinded, declared to be fraudulent or preferential, subsequently invalidated or set aside.  FirstCity hereby waives (i) notice of the occurrence of any default under any of the Facility Agreements, (ii)

         any requirement of diligence or promptness on the part of the Lender in making demand, commencing suit or exercising any other right or remedy under the Credit Agreement.



                 (c)       FirstCity hereby waives diligence, presentment,

         demand of payment, filing of claims with a court in the event of receivership or bankruptcy of the Lender, protest or notice with respect to the Credit Agreement and all demands whatsoever, and covenants that Section 3.1 hereof (including any additional commitment delivered by FirstCity pursuant to Section 3.1(b) hereof)

         will not be discharged, except by complete performance of the obligations contained herein.  FirstCity hereby waives all set-offs and counterclaims and all presentments, demands for performance,

         notices of nonperformance, protests, notices of protest, notices of dishonor and notices of acceptance of Section 3.1 hereof (including any additional commitment delivered by FirstCity pursuant to Section

         3.1(b) hereof).  FirstCity's obligations under Section 3.1 hereof

         (including any additional commitment delivered by FirstCity pursuant to Section 3.1(b) hereof) shall not be limited if the Lender is precluded for any reason (including, without limitation, the application of the automatic stay under Section 362 of the Federal

         Bankruptcy Code (11 U.S.C. Section  101 et seq., the "BANKRUPTCY

         CODE") from enforcing or exercising any right or remedy with respect to the Credit Agreement.



                 (d)       FirstCity hereby agrees that its obligations

         hereunder shall continue in full force and effect and may not be terminated or otherwise revoked until the amounts due to Lender under the Credit Agreement shall have been fully discharged and the Facility

         Agreements have been terminated.  In the event that FirstCity shall have any right under applicable law to otherwise terminate or revoke its obligations hereunder, which right cannot be waived, FirstCity agrees that such termination or revocation shall not be effective until a written notice of such revocation or termination, specifically referring hereto, signed by FirstCity, is actually received by the

         Lender.  Such notice shall not affect the right and power of the

         Lender to enforce rights arising prior to the Lender's receipt thereof.  If, in reliance on FirstCity's obligations, the Lender makes any financial accommodation, incurs any cost or expense or takes any action after the termination or revocation by FirstCity of its obligations hereunder but prior to the receipt by the Lender of said written notice from FirstCity, the rights of the Lender, with respect to such financial accommodation, cost, expense or action shall be the same as if such termination or revocation had not occurred.



                 (e)       FirstCity hereby assumes responsibility for keeping

         itself informed of the financial condition of the Borrower, and of all other circumstances bearing upon the risk of nonpayment of the amounts due to Lender under the Credit Agreement, and FirstCity hereby agrees that the Lender shall not have any duty to advise FirstCity of any information known to it regarding such condition or any such circumstances.



                 5.2       Amendments and Waivers.  This Commitment may be

amended, supplemented or modified by the parties hereto, in writing.  Any waiver of any of the provisions hereof by the Lender and any such amendment,

supplement or modification shall be binding upon Lender and all future holders of the Promissory Note.  In the case of any waiver, the parties hereto shall be restored to their former position and rights hereunder; but no such waiver shall extend to any subsequent event, or impair any right consequent thereon.

                 5.3       Notices.  Except where telephonic instructions or

notices are authorized herein to be given, all notices, demands, instructions and other communications required or permitted to be given to or made upon any party hereto shall be in writing and shall be personally delivered or sent by overnight courier service, or by registered, certified or express mail, postage prepaid, return receipt requested, or by facsimile copy (accompanied by a telephonic confirmation or receipt thereof), or telegram (with messenger delivery specified in the case of a telegram) and shall be deemed to be delivered for purposes of this Commitment on: (a) the second Business Day following the day on which such notice was placed in the custody of the U.S.

Postal Service, (b) the next Business Day following the day on which such notice was placed in the custody of any overnight courier service, including express mail service or (c) the same Business Day on which such notice is sent by telegram, messenger or facsimile.  Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this subsection, notices, demands, instructions and other communications in writing shall be given to or made upon the respective parties hereto at their respective addresses (or to their respective facsimile numbers) indicated

below, and, in the case of telephonic instructions or notices, by calling the telephone number or numbers indicated for such party below:



If to FirstCity:                       FirstCity Financial Corporation

                                       6400 Imperial Drive

                                       Waco, Texas 76718



                                       Attention:  James T. Sartain, President

                                       Tel. No.: 817-751-1750

                                       Telecopier No.:  817-751-1208



If to Lender:                          ContiTrade Services L.L.C.

                                       277 Park Avenue, 38th Floor

                                       New York, New York 10172



                                       Attention: Chief Counsel

                                       Tel. No.: 212-207-2822

                                       Telecopier No.: 212-207-2935



                 5.4       No Waiver; Cumulative Remedies.  No failure to

exercise and no delay in exercising, on the part of Lender; any right, remedy,

power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies,

powers and privileges provided by law.



                 5.5       Survival of Representations, Warranties and

Indemnities.  All representations, warranties and indemnities made hereunder and in any document, certificate
or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Commitment and the other Facility

Agreements.



                 5.6       Payment of Expenses and Taxes.  FirstCity agrees, on

demand, to (a) pay or reimburse Conti for all out-of-pocket costs and expenses incurred in connection with the preparation, execution and enforcement of this

Commitment, as well as the preparation of any amendments hereto, and (b) pay,

indemnify, and hold Conti, its directors, members, officers, employees and agents, harmless from and against any and all other liabilities, obligations,

losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution,

delivery, enforcement, performance and administration of this Commitment (all the foregoing, collectively, the "indemnified liabilities"); provided that

FirstCity has no obligation hereunder to Conti with respect to indemnified liabilities arising from the gross negligence or willful misconduct of Conti.



                 5.7       Successors and Assigns; Participations.   (a)

This Commitment shall be binding upon and inure to the benefit of FirstCity,

Lender, ContiFinancial Services Corporation and all future holders of the

Promissory Note and their respective successors and assigns, except that

FirstCity may not assign or transfer any of its obligations under this

Commitment, and, except as set forth in paragraph (b) below, Lender may not assign or transfer any of its obligations under this Commitment without the prior consent of the other party, which consent shall not unreasonably be withheld.



                 (b)       Any hypothecation or participation granted by Lender

pursuant to Section 9.6 of the Credit Agreement shall constitute a grant of a hypothecation or participation in FirstCity's obligations under Section 3.1 hereof (including any additional commitment delivered by FirstCity pursuant to

Section 3.1(b) hereof); FirstCity hereby acknowledges and consents to any such grant of a hypothecation or participation.  In the event of any such grant by

Lender of a hypothecating or participating interest, Lender's obligations under this Commitment to FirstCity shall remain unchanged, Lender shall remain solely responsible for the performance thereof, Lender shall remain the holder of the

Promissory Note for all purposes under this Commitment and the other Facility

Agreements, and FirstCity shall continue to deal solely and directly with

Lender in connection with Lender's rights and obligations under this and the other Facility Agreements.  FirstCity agrees that if amounts outstanding under this Commitment are due and unpaid, or shall have been declared or shall have become due and payable, each person acquiring such a hypothecation or participation interest (a "Participant") shall be deemed to have the right of setoff in respect of its hypothecating or participating interest in amounts owing under this Commitment to the same extent as if the amount of its hypothecating or participating interest were owing directly to it under this

Commitment.



                 (c)       FirstCity authorizes Lender to disclose to any

Participant and any prospective Participant any and all financial information in its possession concerning FirstCity and its Affiliates which has been delivered to it by or on behalf of such Person pursuant to this Commitment or which has been delivered to it by or on behalf of such Person in connection with its credit evaluation of FirstCity and its

Affiliates prior to becoming a party to this Commitment; provided such

Participant agrees to keep such financial information confidential unless required to be disclosed by applicable Requirements of Law.



                 (d)       If, pursuant to this subsection 5.6, any interest in

this Commitment is transferred or assigned to any Participant or assignee which is organized under the laws of any jurisdiction other than the United States or any state thereof, Lender shall cause such Participant or assignee, as a condition to the effectiveness of such transfer, (i) to represent to Lender and

FirstCity that under applicable law and treaties then in effect no taxes will be required to be withheld by FirstCity or Lender with respect to any payments to be made to such Participant or assignee, in respect of terms of this

Commitment, (ii) to furnish to FirstCity either U.S. Internal Revenue Service

Form 4224 (or any successor form) or U.S. Internal Revenue Service Form 1001

(or any successor form) (wherein such Participant or assignee claims entitlement to complete exemption from U.S. federal withholding tax on all interest payments hereunder) and (iii) to agree (for the benefit of Lender and

FirstCity) timely to provide Lender and FirstCity a new Form 4224 (or any successor form) or Form 1001 (or any successor form) upon the expiration or obsolescence of any previously delivered form and comparable statements in accordance with and if permitted under applicable U.S. laws and regulations and amendments then in effect duly executed and completed by such Participant or assignee, and to comply from time to time with all applicable U.S. laws and regulations with regard to such withholding tax exemption.



                 (e)       Lender shall not grant to any Participant the right

to consent to any amendment or waiver entered into in accordance with subsection 5.1 except for any such amendment or waiver which would increase the

Lender Commitment under the Credit Agreement, or reduce the amount or extend the due date of any principal of or interest on the Promissory Note.



                 5.8       Termination.  The obligations of FirstCity under

Section 3.1(a) hereof shall terminate upon the receipt by Lender of all amounts owed to it under the Credit Agreement and the termination of the Credit

Agreement; the obligations of FirstCity under Section 3.1(b) hereof shall terminate upon the termination of the Investment Banking Services Agreement;

all other obligations of FirstCity hereunder shall terminate on the later of the dates described in the two foregoing clauses.



                 5.9       Counterparts.  This Commitment may be executed by

one or more of the parties to this Commitment on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.



                 5.10      Severability.  Any provision of this Commitment

which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.



                 5.11      Integration; Construction.  This Commitment

represents the agreement of the parties hereto with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the parties hereto relative to the subject matter hereof not expressly set forth or referred to herein or in the other Facility Agreements.



                 5.12      Limited Liability.  No recourse hereunder or under

any other Facility Agreement shall be had against, and no personal liability shall attach to, any officer, employee, director, member, affiliate, beneficial owner, trustee or shareholder of any party hereto, as such, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise in respect of any of the Facility Agreements, it being expressly agreed and understood that each Facility Agreement is solely a corporate or trust obligation of each party hereto, and that any and all personal liability, either at common law or in equity, or by statute or constitution, of every such officer, employee, director, member, affiliate,

beneficial owner, trustee or shareholder for breaches by any party hereto of any obligations under any Facility Agreement is hereby expressly waived as a condition of and in consideration for the execution and delivery of this

Commitment.



                 5.13      GOVERNING LAW.  THIS COMMITMENT AND THE RIGHTS AND

OBLIGATIONS OF THE PARTIES UNDER THIS COMMITMENT SHALL BE GOVERNED BY, AND

CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK,

WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.



                 5.14      SUBMISSION TO JURISDICTION; WAIVERS.  EACH PARTY

HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY:



                 (a)       SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL

ACTION OR PROCEEDING RELATING TO THIS FUNDING COMMITMENT AND THE OTHER FACILITY

AGREEMENTS TO WHICH IT IS A PARTY, OR FOR RECOGNITION AND ENFORCEMENT OF ANY

JUDGMENT OF THE COURTS OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED

STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS

FROM ANY THEREOF;



                 (b)       CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE

BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER

HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT

SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT

TO PLEAD OR CLAIM THE SAME;

                 (c)       AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR

PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED

MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO ITS

ADDRESS SET FORTH IN SUBSECTION 5.5 OR AT SUCH OTHER ADDRESS OF WHICH ALL OF

THE OTHER PARTIES HERETO SHALL HAVE BEEN NOTIFIED PURSUANT THERETO;



                 (d)       AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO

EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT

THE RIGHT TO SUE IN ANY OTHER JURISDICTION; AND



                 (e)       WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW,

ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR PROCEEDING

REFERRED TO IN THIS SUBSECTION ANY SPECIAL, EXEMPLARY, PUNITIVE OR

CONSEQUENTIAL DAMAGES.



                 5.15      Acknowledgements.  FirstCity hereby acknowledges

that:



                 (a)       it has been advised by counsel in the negotiation,

execution and delivery of this Commitment and the other Facility Agreements;



                 (b)       the Lender has no fiduciary relationship to

FirstCity; and



                 (c)       no joint venture exists between FirstCity and

Lender.



                 5.16      WAIVER OF JURY TRIAL.  EACH PARTY HEREBY IRREVOCABLY

AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING

RELATING TO THIS COMMITMENT OR ANY OTHER FACILITY AGREEMENT AND FOR ANY

COUNTERCLAIM THEREIN.



                 IN WITNESS WHEREOF, the parties hereto have caused this

Commitment to be duly executed and delivered in New York, New York by their proper and duly authorized officers, members or trustees as of the day and year first above written.



                                          FIRSTCITY FINANCIAL CORPORATION





                                          By /s/ MATT LANDRY, JR.

                                             -------------------------------

                                             Name:  Matt Landry, Jr.

                                             Title: Executive Vice President

                                              CONTITRADE SERVICES L.L.C.





                                              By  /s/ JEROME PEARLSON

                                                ----------------------------

                                                Name: Jerome Pearlson

                                                Authorized Signatory



                                                  /s/ SUSAN O'DONOVAN

                                                ----------------------------

                                                Name: Susan O'Donovan

                                                Authorized Signatory

                                                                   EXHIBIT 10.21





                         REVOLVING CREDIT AGREEMENT



                 THIS REVOLVING CREDIT AGREEMENT dated as of December 29, 1995

(this "Agreement") is between FIRSTCITY FINANCIAL CORPORATION, a Delaware corporation (the "Company") and CARGILL FINANCIAL SERVICES CORPORATION, a

Delaware corporation (the "Lender").



                 The Company has requested that the Lender provide the Company with a revolving credit facility, pursuant to which the Lender will commit to make revolving credit loans of up to $25,000,000.00 to the Company to finance working capital expenditures and certain capital investments of the Company made in the ordinary course of its business.



                 NOW, THEREFORE, in consideration of the foregoing and the

mutual covenants set forth herein, the Company and the Lender agree as follows:





                                   ARTICLE I



                DEFINITIONS; ACCOUNTING TERMS; INTERPRETATION



                 SECTION  1.01.   Definitions.  As used in this Agreement, the

following terms shall have the following meanings:



                 "Acquisition Entity" means a limited partnership, limited

         liability company or corporation formed by the Company, a Subsidiary of the Company or an Affiliate of the Company (and possibly certain other investors), for the purpose of acquiring one or more portfolios of distressed assets in its ordinary course of business; provided, the

         Company, Subsidiary or Affiliate of the Company, as the case may be,

         does not own more than fifty percent (50%) of such entity.  The

         Acquisition Entities on the Effective Date are listed on Schedule 1.01 hereof.



                 "Advance" means an advance pursuant to a Notice of Advance comprised of a single Type of Loan from the Lender (or resulting from a conversion or conversions on the same date having, in the case of

         Eurodollar Rate Advances, the same Interest Period (except as otherwise provided in this Agreement)).



                 "Advance Date" means, with respect to each Advance, the

         Business Day upon which the proceeds of such Advance are to be made available to the Company.

                 "Affiliate" means, with respect to any Person, any other

         Person directly or indirectly controlling (including all directors and officers of such Person), controlled by, or under direct or indirect common control with such Person, and any other Person in which such

         Person's direct or indirect equity interest is 10% or more of the total outstanding equity interests of such Person.



                 "Agreement" has the meaning specified in the introduction to this Agreement.



                 "Alternate Base Rate" means, for any date, the lesser of (a)

         the highest "Prime Rate" quoted in the Southwest Edition of The Wall

         Street Journal plus a margin (determined by the Lender in its sole discretion) which most closely approximates the most recent Eurodollar

         Rate plus the applicable Margin and (b) the Highest Lawful Rate.



                 "Alternate Base Rate Advance" means any Advance bearing

         interest at a rate determined by reference to the Alternate Base Rate in accordance with the provisions of Article II.



                 "Assignment and Acceptance" has the meaning specified in

         Section 9.10 (c).



                 "Bankruptcy Code" has the meaning specified in Section

         8.01(f).



                 "Board" means the Board of Governors of the Federal Reserve

         System of the United States (or any successor).



                 "Business Day" means any day (other than a day which is a

         Saturday, Sunday or legal holiday in the State of Minnesota) on which banks are open for business in Minnetonka, Minnesota.



                 "Capitalized Lease Obligations" means all lease or rental

         obligations which, pursuant to GAAP, are capitalized for balance sheet purposes.



                 "Change of Control" means any of (i) the failure of the former shareholders of J-Hawk Corporation (predecessor in interest to the

         Company) to hold at least thirty percent (30%) of the outstanding voting capital stock of  the Company, (ii) the failure of any one of

         James R. Hawkins, James T. Sartain, Rick Hagelstein, Matt Landry or

         David W. MacLennan (or anyone approved by the Lender in writing in lieu of any of the above Persons) to be a member of the Board of

         Directors of the Company at any time, (iii) all or substantially all of the assets of the Company are sold in a single transaction or series of related transactions to any Persons or (iv) the Company merges or consolidates with or into any other Person.

                 "Class A Certificate" means that certain "Class A Certificate"

         issued by the FC Liquidating Trust to the Company which requires payments to the Company in order to provide the Company with the funds required to pay (a) the Senior Subordinated Notes (i.e., the Senior

         Subordinated Certificate Payments), (b) Special Preferred Stock

         Payments and (c) certain other payments.



                 "Code" means Internal Revenue Code of 1986 and the regulations promulgated thereunder.



                 "Commitment" means $25,000,000.00.



                 "Commitment Fee" has the meaning specified in Section 3.01(a).



                 "Company" has the meaning specified in the introduction to this Agreement.



                 "Credit Event" means the making of any Advance or the

         continuation of any Advance as a Eurodollar Rate Advance.



                 "Default" means the occurrence of any event which with the giving of notice or the passage of time or both could become an Event of Default.



                 "Default Rate" means the lesser of (i) the Highest Lawful Rate and (ii) the Eurodollar Rate plus ten percent (10%) per annum.



                 "Effective Date" means the date on which all conditions to make an Advance set forth in Article IV are first met or waived in accordance with Section 9.01 hereof.



                 "Eligible Assignee" means (a) a commercial bank organized

         under the laws of the United States, or any state thereof, and having total assets in excess of $1,000,000,000; (b) a commercial bank organized under the laws of any other country which is a member of the

         Organization for Economic Cooperation and Development or any successor organization, or a political subdivision of any such country, and having total assets in excess of $1,000,000,000; provided that such bank is acting through a branch or agency located in the country in which it is organized or another country which is also a member of the

         Organization for Economic Cooperation and Development or any successor organization; (c) the central bank of any country which is a member of the Organization for Economic Cooperation and Development or any

         successor organization; and (d) any other bank or similar financial institution approved by the Lender.

                 "Environmental Laws" means federal, state or local laws, rules or regulations, and any judicial, arbitral or administrative interpretations thereof, including any judicial, arbitral or administrative order, judgment, permit, approval, decision or determination pertaining to conservation or protection of the environment in effect at the time in question, including the Clean Air

         Act, the Comprehensive Environmental Response, Compensation and

         Liability Act ("CERCLA"), the Federal Water Pollution Control Act, the

         Occupational Safety and Health Act, the Resource Conservation and

         Recovery Act, the Safe Drinking Water Act, the Toxic Substances

         Control Act, the Superfund Amendment and Reauthorization Act of 1986,

         the Hazardous Materials Transportation Act, and comparable state and local laws, and other environmental conservation and protection laws.



                 "ERISA" means the Employee Retirement Income Security Act of

         1974 and the regulations promulgated thereunder.



                 "ERISA Affiliate" means (a) any trade or business (whether or not incorporated) which is either a member of the same "controlled group" or under "common control," within the meaning of Section 414 of the Code and the regulations thereunder, with the Company and (b) any

         Subsidiary of the Company.



                 "Eurodollar Rate" means the London interbank offered rate per annum for a period equal to the Interest Period which appears on the

         Tele Rate Screen "LIBO" page (3750) as of 11:00 a.m., (London time),

         two (2) Business Days prior to the first day of the Interest Period.



                 "Eurodollar Rate Advance" means any Advance bearing interest at a rate determined by reference to the Eurodollar Rate in accordance with the provisions of Article II.



                 "Events of Default" has the meaning specified in Section 8.01.



                 "Execution Date" means December 29, 1995.



                 "FCBOT" means First City Bancorporation of Texas, Inc., a bank holding company incorporated in the State of Delaware, as it existed prior to its merger with J-Hawk Corporation, a Texas corporation, on

         July 3, 1995.



                 "FC Intangible Assets" means all "Fidelity Bond" policies and claims and "D & O" policies and claims of FCBOT and all capital stock in First City Life Insurance Company, a life insurance company owned by FCBOT, and all capital stock in Central Texas Insurance Company,

         Inc.; all of which FC Intangible Assets are being held in the name of the Company for the benefit of FCLT Loans, L.P., a Texas limited partnership, and/or FC

         Liquidating Trust, as provided in the FCLT Asset Agency Agreement.



                 "FC Liquidating Trust" means FirstCity Liquidating Trust, a

         Texas business trust.



                 "FC Trust Agreement" means that certain Liquidating Trust

         Agreement dated as of July 3, 1995 under which Shawmut Bank

         Connecticut, National Association, appears as Trustee (the "Trustee")

         and pursuant to which FC Liquidating Trust was created, and any amendments thereto.



                 "FCLT Asset Agency Agreement" means (i) that certain

         Assignment of Proceeds of Causes of Action dated June 21, 1995,

         pursuant to which FCBOT assigned to FCLT Loans, L.P., a Texas limited partnership, all of its right, title and interest in and to any and all proceeds recovered by FCBOT as the result of the assertion by it of any claims related to that portion of the FC Intangible Assets consisting of "Fidelity Bond" policies and claims, and agreed that

         FCLT Loans, L.P., a Texas limited partnership, would have the right to direct the prosecution by FCBOT of any such claims, subject to certain terms and conditions as set forth therein, (ii) that certain

         Assignment of  Proceeds of Causes of Action dated July 3, 1995,

         pursuant to which FCBOT assigned to FCLT Loans, L.P., a Texas limited partnership, all of its right, title and interest in and to any and all proceeds recovered by FCBOT as the result of the assertion by it of any claims related to that portion of the FC Intangible Assets consisting of "D & O" policies and claims, and agreed that FCLT Loans,

         L.P., a Texas limited partnership, would have the right to direct the prosecution by FCBOT of any such claims, subject to certain terms and conditions as set forth therein, and (iii) that certain Undertaking for Future Assignment dated July 3, 1995, pursuant to which the

         Company agreed to hold, for the benefit of FC Liquidating Trust, that portion of the FC Intangible Assets consisting of capital stock in

         First City Life Insurance Company and Central Texas Insurance Company,

         Inc., and agreed to transfer to FC Liquidating Trust all proceeds in respect of such capital stock for the account of FCLT Loans, L.P., a

         Texas limited partnership, and to transfer, upon receipt of certain regulatory approvals and other conditions, such capital stock to FCLT

         Loans, L.P., a Texas limited partnership, or other designee of  FC

         Liquidating Trust, subject to certain terms and conditions as set forth therein.



                 "Fees" means all amounts payable pursuant to Section 3.01.



                 "Financials" has the meaning specified in Section 5.07.



                 "Funding Fee" shall have the meaning specified in Section

         3.01(b).



                 "GAAP" means generally accepted accounting principles as in effect from time to
         time as set forth in the opinions, statements and pronouncements of the Accounting Principles Board of the American Institute of Certified

         Public Accountants, the Financial Accounting Standards Board and such other Persons who shall be approved by a significant segment of the accounting profession and concurred in by the independent certified public accountants certifying any audited financial statements of the

         Company.



                 "Hazardous Materials" means (a) hazardous waste as defined in the Resource Conservation and Recovery Act of 1976, or in any

         applicable federal, state or local law or regulation, (b) hazardous substances, as defined in CERCLA, or in any applicable state or local law or regulation, (c) gasoline, or any other petroleum product or by-product, (d) toxic substances, as defined in the Toxic Substances

         Control Act of 1976, or in any applicable federal, state or local law or regulation or (e) insecticides, fungicides, or rodenticides, as defined in the Federal Insecticide, Fungicide, and Rodenticide Act of

         1975, or in any applicable federal, state or local law or regulation,

         as each such Act, statute or regulation may be amended from time to time.



                 "Highest Lawful Rate" means the maximum nonusurious rate of interest that, under applicable law, may be contracted for, taken,

         reserved, charged or received by the Lender on the Loans or under the

         Loan Documents at any time or from time to time.  If the maximum rate of interest which, under applicable law, the Lender is permitted to charge the Company on the Loans shall change after the date hereof, to the extent permitted by applicable law, the Highest Lawful Rate shall be automatically increased or decreased, as the case may be, as of the effective time of such change without notice to the Company or any other Person.



                 "Indebtedness" means (a) all indebtedness for borrowed money

         (whether by loan or the issuance and sale of debt securities) or for the deferred purchase price of property or services, (b) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property, (c) all

         Capitalized Lease Obligations, (d) all guaranties or other contingent liabilities of any kind (including letter of credit reimbursement obligations) and (e) all indebtedness, to the extent it would constitute a liability on a balance sheet prepared in accordance with

         GAAP or would be disclosed as a contingent liability  in a footnote to financial statements of such Person prepared in accordance with GAAP.



                 "Interest Period" means, with respect to any Eurodollar Rate

         Advance, (a) initially, the period commencing on the Advance Date and ending on the last day of the current calendar month and (b)

         thereafter, each succeeding monthly period commencing on the first

         (1st) day of the following calendar month; provided that any Interest

         Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.

                 "Investment" means, as applied to any Person, any direct or indirect purchase or other acquisition by such Person of the assets,

         stock or other securities of any other Person, or any direct or indirect loan, advance or capital contribution by such Person to any other Person, and any other item which would be classified as an

         "investment" on a balance sheet of such Person, including any direct or indirect contribution by such Person of property or assets to a joint venture, partnership or other business entity in which such

         Person retains an interest.



                 "Joint Plan" means that certain Joint Plan of reorganization dated December 23, 1994, as amended, filed with the Bankruptcy Court in the Bankruptcy Case by FCBOT, the Official Committee of Equity

         Security Holders and J-Hawk Corporation with the participation of

         Cargill Financial Services Corporation.



                 "Lien" means, when used with respect to any Person, any

         mortgage, lien, charge, pledge, security interest or encumbrance of any kind (whether voluntary or involuntary and whether imposed or created by operation of law or otherwise) upon, or pledge of, any of its property or assets, whether now owned or hereafter acquired, or any lease intended as security, any capital lease in the nature of the foregoing, any conditional sale agreement or other title retention agreement, in each case, for the purpose, or having the effect, of protecting a creditor against loss or securing the payment or performance of an obligation.



                 "Loan" and "Loans" have the meaning specified in Section 2.01.



                 "Loan Documents" means this Agreement and the other documents described in Article IV hereof.



                 "Margin" means, with respect to any Eurodollar Rate Advance,

         five percent (5%) per annum.



                 "Material Adverse Effect" means, relative to any occurrence of whatever nature (including any adverse determination in any litigation, arbitration or governmental investigation or proceeding) a material adverse effect equal to or greater than the lesser of (a) the value of five percent (5%) of the outstanding common stock of the

         Company and (b) $2,000,000.00.



                 "Maturity Date" means one year from the date hereof, unless accelerated pursuant to Section 8.02.



                 "Multiemployer Plan" means any plan which is a "multiemployer plan" (as such
         term is defined in Section 4001(a)(3) of ERISA).



                 "Note" has the meaning specified in Section 2.02.



                 "Notice of Advance" has the meaning provided in Section

         2.03(a).



                 "Notice of Default" has the meaning specified in Section 8.02.



                 "Obligations" means all the obligations of the Company now or hereafter existing under the Loan Documents, whether for principal,

         interest, Fees, expenses, indemnification or otherwise.



                 "Payment Office" means the office of the Lender located at

         6000 Clearwater Drive, Minnetonka, Minnesota, 55343, or such other office as the Lender may hereafter designate in writing as such to the other parties hereto.



                 "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to all or any of its functions under ERISA.



                 "Permitted Investments" means, as to any Person:



                          (a)     securities issued or directly and fully

                 guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and

                 credit of the United States is pledged in support thereof)

                 having maturities of not more than twelve months from the date of acquisition thereof,



                          (b)     time deposits and certificates of deposit

                 with maturities of not more than twelve months from the date of acquisition by such Person which deposits or certificates are either: (a) fully insured by the Federal Deposit Insurance

                 Corporation or (b) in any Bank or other commercial bank

                 incorporated in the United States or any U.S. branch of any other commercial bank, in each case having capital, surplus and undivided profits aggregating $100,000,000 or more with a long-term unsecured debt rating of at least A- from Standard &

                 Poor's Ratings Group or A3 from Moody's Investors Service,



                          (c)     commercial paper issued by any Person

                 incorporated in the United States rated at least A2 or the equivalent thereof by Standard & Poor's Ratings Group or at least P2 or the equivalent thereof by Moody's Investors

                 Service and, in each case, maturing not more than 270 days after the date of issuance,

                          (d)     investments in money market mutual funds

                 having assets in excess of $2,000,000,000 substantially all of whose assets are comprised of securities of the types

                 described in clauses (a) through (c) above,



                          (e)     repurchase or reverse purchase agreements

                 respecting obligations with a term of not more than seven days for underlying securities of the types described in clause (a)

                 above entered into with any bank listed in or meeting the

                 qualifications specified in clause (b) above,



                          (f)     acquisitions of promissory notes evidencing

                 loans (or real property previously foreclosed upon) by the

                 Company, any Subsidiary or any Acquisition Entity in the

                 ordinary course of its business, and



                          (g)     equity investments in Subsidiaries and/or

                 Acquisition Entities for the purposes of acquiring promissory notes evidencing loans (or real property previously foreclosed upon).



                 "Person" means an individual, partnership, corporation

         (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a foreign or domestic state or political subdivision thereof or any agency of such state or subdivision.



                 "Plan" means any employee pension benefit plan (as defined in

         Section 3(2) of ERISA), subject to Title IV of ERISA or Section 412 of the Code, other than a Multiemployer Plan, with respect to which the

         Company or an ERISA Affiliate contributes or has an obligation or liability to contribute, including any such plan that may have been terminated.



                 "Regulation U" means Regulation U of the Board (respecting margin credit extended by banks), as the same is from time to time in effect, and all official rulings and interpretations thereunder or thereof.



                 "Release" means any spilling, leaking, pumping, pouring,

         emitting, emptying, discharging, injecting, escaping, leaching,

         dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles).



                 "Reportable Event" means an event described in Section 4043(b)

         of ERISA with respect to a Plan as to which the 30-day notice requirement has not been waived by the PBGC.

                 "Requirements of Environmental Laws" means, as to any Person,

         the requirements of any applicable Environmental Law relating to or affecting such Person or the condition or operation of such Person's business or its properties, both real and personal.



                 "Responsible Officer" means, with respect to the Company, the chairman of the board of directors, president or any executive or senior vice president.



                 "Security Documents" means (a) that certain Security Agreement dated as of even date herewith and executed by the Company granting the Lender a first priority security interest in substantially all of the assets of the Company, (b) that certain Pledge Agreement dated as of even date herewith and executed by the Company granting the Lender a first priority security interest in all of the outstanding capital stock of each Subsidiary of the Company, (c) those certain Collateral

         Assignment of Partnership Interests dated as of even date herewith,

         each executed by the Company and granting the Lender a first priority security interest in all of the Company's interest in each Acquisition

         Entity, (d) that certain Power of Attorney dated as of even date herewith executed by the Company in favor of the Lender and (e) any and all other security agreements, pledge agreements, mortgages,

         assignments, UCC financing statements, registrations of pledge and other similar documents executed by the Company and securing the obligations.



                 "Senior Subordinated Certificate Payments" means payments

         required to be paid to the Company under the Class A Certificate in order to provide the Company with funds sufficient to make the scheduled payments required to be paid under the Senior Subordinated

         Notes.



                 "Senior Subordinated Notes" means those certain "Senior

         Subordinated Notes" dated July 3, 1995 issued by the Company to the

         Class A preferred shareholders of FCBOT pursuant to the Joint Plan;

         which Senior Subordinated Notes (a) are in the combined principal amount of $106,690,029, (b) bear interest at the rate of nine percent

         (9%) per annum payable quarterly and (c) require one (1) principal payment in the amount of $53,345,014.50 on September 30, 1996 and an additional principal payment in the amount of $53,345,014.50 on

         September 30, 1997.



                 "Special Preferred Stock Payments" means all dividends,

         redemption amounts and other amounts at anytime payable to holders of the "Special Preferred Stock" issued by the Company.



                 "Subsidiary" means and includes, with respect to any Person,

         (a) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person, directly or indirectly and (b) any partnership, association, joint venture or other entity in which such Person, directly or indirectly, has greater than 50% of (i) the directors (or Persons performing similar functions) thereof or (ii) the equity interest; provided, that the definition of Subsidiary shall not include any Acquisition Entity.



                 "Tangible Net Worth" means: (a) total assets minus (b) the sum of (i) all liabilities and (ii) all intangible assets, including,

         without limitation, goodwill, patents, trademarks and similar items.



                 "Unfunded Current Liability" means, with respect to any Plan,

         the amount, if any, by which the present value of the accrued benefits under the Plan as of the close of its most recent Plan year exceeds the fair market value of the assets allocable thereto, determined in accordance with Section 412 of the Code.



                 "Unutilized Commitment" means, at any time, the Commitment less the outstanding Advances.



                 SECTION 1.02.  Types of Advances.  Advances hereunder are

distinguished by "Type".  The Type of an Advance refers to the determination whether such Advance is a Eurodollar Rate Advance or an Alternate Base Rate

Advance.



                 SECTION 1.03.  Accounting Terms.  All accounting terms not defined herein shall be construed in accordance with GAAP, as applicable, and all calculations required to be made hereunder and all financial information required to be provided hereunder shall be done or prepared in accordance with

GAAP.

                                   ARTICLE II



                                   THE LOANS



                 SECTION 2.01.  The Loans.  (a) Subject to the terms and

conditions hereof, the Lender agrees at any time and from time to time on and after the Execution Date and prior to the Maturity Date, to make and maintain a revolving credit loan or loans (each a "Loan" and collectively, the "Loans") to the Company, which Loans (i) shall be made and maintained pursuant to one or more Advances comprised of Eurodollar Rate Advances (unless Eurodollar Rate

Advances are unavailable pursuant to Sections 2.10 or 2.11, and then Alternate

Base Rate Advances); provided, except as otherwise specifically provided herein, all Loans comprising all or a portion of the same Advance shall at all times be of the same Type, (ii) shall be made in the minimum amount of

$500,000.00 and integral multiples thereof, (iii) so long as no Default or

Event of Default exists hereunder, may be repaid and reborrowed, at the option of the Company in accordance with the provisions hereof, (iv) may be borrowed by the Company (to cover operating expenses only) without the express written approval of the Lender in an amount not to exceed $3,000,000.00 at any time,

(v) with respect to Advances other than the unrestricted $3,000,000.00 operating expense draw, shall be subject to the Lender's express written approval and shall be made for a specific purpose with a specifically identified repayment source and (vi) shall, in the aggregate, not exceed the

Commitment.  There shall be no further Advances after the Maturity Date.



                 (b)      The Loans shall be used to provide working capital

and to finance certain capital investments of the Company made in the ordinary course of its business.



                 SECTION 2.02.  The Note.  The Loans shall be evidenced by

the Note in favor of the Lender (the "Note"), substantially in the form of

Exhibit 2.02 hereto.



                 SECTION 2.03.  Notice of Advance.   Whenever the Company

requires an Advance, it shall give written notice thereof (a "Notice of

Advance") (or telephonic notice promptly confirmed in writing) to the Lender not later than 11:00 a.m. (Minnetonka, Minnesota time) two (2) Business Days prior to the date of such Advance.  Each Notice of Advance shall be irrevocable and shall be in the form of Exhibit 2.03 hereto, specifying (i) the aggregate principal amount of the Advance to be made and (ii) the date of such Advance

(which shall be a Business Day).



                 SECTION 2.04.   Disbursement of Funds.   No later than 1:00

p.m. (Minnetonka, Minnesota time) on each Advance Date, the Lender shall make available the amount of the Advance in U.S. dollars and in immediately available funds at the Payment Office.



                 SECTION 2.05.   Continuances.  Subject to Sections 2.10 and

2.11, each Advance
shall automatically continue as a Eurodollar Rate Advance during the term of this Agreement.



                 SECTION 2.06.   Voluntary Prepayments.  The Company shall

have the right to voluntarily prepay Advances in whole or in part at any time on the following terms and conditions:  (a) no Eurodollar Rate Advance may be prepaid prior to the last day of its Interest Period unless, simultaneously therewith, the Company pays to the Lender all sums necessary to compensate the

Lender for all costs and expenses resulting from such prepayment, as reasonably determined by the Lender, including, but not limited to, those costs described in Sections 2.12, and 2.13 hereof; (b) each partial prepayment shall be in an initial aggregate principal amount of $500,000.00 and integral multiples thereof; and (c) each prepayment pursuant to this Section shall be applied first, to the payment of accrued and unpaid interest, and then, to the outstanding principal of such Advances in the inverse order of maturity thereof.



                 SECTION 2.07.   Mandatory Repayments.  (a) The aggregate

amount of all Advances under the Note (and all accrued, unpaid interest) shall be due and payable on the Maturity Date.



                 (b)      The Company shall repay Advances on any day on which

the aggregate outstanding principal amount of the Loans exceeds the Commitment in the amount of such excess.



                 SECTION  2.08.   Method and Place of Payment.  Except as

otherwise specifically provided herein, all payments under this Agreement due from the Company shall be made to the Lender not later than 11:00 a.m.

(Minnetonka, Minnesota time) on the date when due and shall be made in lawful money of the United States in immediately available funds at the Payment

Office.



                 SECTION  2.09.   Interest.  (a)  Subject to Section 9.08, the

Company agrees to pay interest on the total outstanding principal balance of all Eurodollar Rate Advances from the date of each respective Advance to maturity (whether by acceleration or otherwise) at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days)

which shall, during each Interest Period applicable thereto, be equal to the lesser of (i) the Highest Lawful Rate and (ii) the applicable Eurodollar Rate for such Interest Period plus the Margin.



                 (b)      Subject to Section 9.08, the Company agrees to pay

interest on the total outstanding principal balance of all Alternate Base Rate

Advances from the date of each respective Advance to maturity (whether by acceleration or otherwise) at a rate per annum which shall at all times be equal to the lesser of (i) the Highest Lawful Rate and (ii) the Alternate Base

Rate in effect from time to time.  If the Alternate Base Rate is used, interest shall be computed on the basis of the actual number of days elapsed over a year of 365 or 366 days, as the case may be.



                 (c)      Subject to Section 9.08, overdue principal and, to

the extent permitted by law, overdue interest in respect of any Advance and all other overdue amounts owing hereunder
shall bear interest for each day that such amounts are overdue at a rate per annum equal to the Default Rate.



                 (d)      Interest on each Advance shall accrue from and

including the date of such Advance to but excluding the date of any repayment thereof and shall be payable (i) in respect of Eurodollar Rate Advances (A) on the first day of each month and (B) on the date of any voluntary or mandatory repayment or any conversion or continuance, (ii) in respect of Alternate Base

Rate Advances, (A) on the first day of each month and (B) on the date of any voluntary or mandatory repayment and (iii) in respect of each Advance, at maturity (whether by acceleration or otherwise) and, after maturity, on demand.



                 (e)      The Lender, upon determining the Eurodollar Rate for

any Interest Period, shall notify the Company thereof.  Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.  In addition, prior to the due date for the payment of interest on any Advances set forth in the immediately preceding paragraph, the Lender shall notify the Company of the amount of interest due by the Company on all outstanding Advances on the applicable due date, but any failure of the Lender to so notify the Company shall not reduce the Company's liability for the amount owed.



         SECTION  2.10.   Interest Rate Not Ascertainable.  In the event that

the Lender shall determine (which determination shall, absent manifest error,

be final, conclusive and binding upon all parties) that on any date for determining the Eurodollar Rate for any Interest Period, by reason of any changes arising after the date of this Agreement affecting the Eurodollar interbank market or the Lender's position in such market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of Eurodollar Rate, then, and in any such event,

the Lender shall forthwith give notice to the Company of such determination.

Until the Lender notifies the Company that the circumstances giving rise to the suspension described herein no longer exist, the obligations of the Lender to make Eurodollar Rate Advances shall be suspended and Alternate Base Rate

Advances shall be available in lieu thereof.



         SECTION  2.11.   Change in Legality.  (a) Notwithstanding anything to

the contrary herein contained, if any change in any law or regulation or in the interpretation thereof by any governmental authority charged with the administration or interpretation thereof shall make it unlawful for the Lender to make or maintain any Eurodollar Rate Advance or to give effect to its obligations as contemplated hereby, then, by prompt written notice to the

Company, the Lender may:



                 (i)      declare that Eurodollar Rate Advances will not

         thereafter be made hereunder, whereupon the Company shall be prohibited from requesting Eurodollar Rate Advances hereunder unless such declaration is subsequently withdrawn; and

                 (ii)     require that all outstanding Eurodollar Rate Advances

         be converted to Alternate Base Rate Advances, in which event (A) all such Eurodollar Rate Advances shall be automatically converted to

         Alternate Base Rate Advances as of the effective date of such notice as provided in paragraph (b) below and (B) all payments and prepayments of principal which would otherwise have been applied to repay the converted Eurodollar Rate Advances shall instead be applied to repay the Alternate Base Rate Advances resulting from the conversion of such Eurodollar Rate Advances.



         (b)     For purposes of this Section, a notice to the Company by the

Lender pursuant to paragraph (a) above shall be effective on the date of receipt thereof by the Company.



         SECTION  2.12.   Increased Costs or Taxes.  If the application or

effectiveness of any applicable law or regulation (i) shall change the basis of taxation of payments to the Lender of the principal of or interest on any

Eurodollar Rate Advance made by the Lender or any other fees or amounts payable hereunder (other than taxes imposed on the overall net income of the Lender or franchise taxes imposed upon it by the jurisdiction in which the Lender has an office), (ii) shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Lender or (iii) shall impose on the

Lender any other condition affecting this Agreement or any Eurodollar Rate

Advance made by the Lender, and the result of any of the foregoing shall be to increase the cost to the Lender of maintaining the Loans or its Commitment or of making or maintaining any Eurodollar Rate Advance or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal,

interest or otherwise) in respect thereof by an amount deemed in good faith by the Lender to be material, then the Company shall pay to the Lender such additional amount as will compensate it for such increase or reduction upon demand.  The Lender shall not be entitled to make a demand for and the Borrower shall not be liable for payment of any amount under the terms of this Section

2.12 following the termination of the Obligations hereunder.



         SECTION  2.13.   Eurodollar  Advance Prepayment and Default Penalties.

Subject to Section 9.08, the Company shall indemnify the Lender against any loss or expense which it may sustain or incur as a consequence of (a) an

Advance of, or a conversion from, Eurodollar Rate Advances that does not occur on the date specified therefor in a Notice of Advance, (b) any payment,

prepayment or conversion of a Eurodollar Rate Advance required by any other provision of this Agreement or otherwise made on a date other than the last day of the applicable Interest Period or (c) any default in the payment or prepayment of the principal amount of any Eurodollar Advance or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, by notice of prepayment or otherwise).  Such loss or expense shall include an amount equal to the excess determined by the Lender of (i) its cost of obtaining the funds for the Advance being paid, prepaid or converted or not borrowed (based on the Eurodollar Rate) for the period from the date of such payment, prepayment or conversion or failure to borrow to the last day of the Interest Period for such Advance (or, in the case of a failure to borrow,

the Interest Period for the

Advance which would have commenced on the date of such failure to borrow) over

(ii) the amount of interest (as determined by the Lender in good faith) that would be realized in reemploying the funds so paid, prepaid or converted or not borrowed for such period or Interest Period, as the case may be.  The Lender will notify the Company of any loss or expense which will entitle it to compensation pursuant to this Section, as promptly as possible after it becomes aware thereof, but failure to so notify shall not affect the Company's liability therefor.  A certificate of the Lender setting forth any amount which it is entitled to receive pursuant to this Section shall be delivered to the

Company and shall be conclusive absent manifest error.  The Company shall pay to the Lender the amount shown as due on any certificate within ten (10) days after its receipt of the same.  Without prejudice to the survival of any other obligations of the Company hereunder, the obligations of the Company under this

Section shall survive the termination of this Agreement and the assignment of the Note.



                                  ARTICLE III



                                      FEES



                 SECTION  3.01.   Fees.  (a) The Company agrees to pay to the

Lender a commitment fee (the "Commitment Fee") of $250,000.00.  The Commitment

Fee shall be due and payable as follows: (i) $125,000.00 shall be due and payable on the Execution Date and (ii) $125,000.00 shall be due and payable on or before May 31, 1996.



                 (b)      The Company agrees to pay to the Lender on each

Advance Date a fee (each a "Funding Fee") in respect of each Advance hereunder equal to .5% of the amount of such Advance.  Notwithstanding the above, the

Funding Fees shall not exceed $175,000.00 in the aggregate during the term hereof.





                                   ARTICLE IV



                              CONDITIONS PRECEDENT



                 SECTION  4.01.   Conditions Precedent to the Initial Advance.

The obligation of the Lender to make its initial Advance to the Company is subject to the condition that the Lender shall have received the following:



                 (a)      this Agreement executed by the Company;



                 (b)      the Note executed by the Company and payable to the

order of the Lender in the amount of the Commitment;

                 (c)      the Security Documents executed by the Company;



                 (d)      a Notice of Advance with respect to the initial

Advance meeting the requirements of Section 2.03;



                 (e)      a certificate of an officer and of the secretary or

an assistant secretary of the Company certifying, inter alia, (i) true and complete copies of each of the articles or certificate of incorporation, as amended and in effect of the Company and each of its Subsidiaries, the bylaws,

as amended and in effect, of the Company and each of its Subsidiaries and the resolutions adopted by the Board of Directors of the Company (A) authorizing the execution, delivery and performance by the Company of this Agreement and the other Loan Documents to which it is or will be a party and the Advances to be made hereunder, (B) approving the forms of the Loan Documents to which it is or will be a party and which will be delivered at or prior to the date of the initial Advance and (C) authorizing officers of the Company to execute and deliver the Loan Documents to which it is or will be a party and any related documents, including, any agreement contemplated by this Agreement, (ii) the incumbency and specimen signatures of the officers of the Company executing any documents on its behalf and (iii) that there has been no change in the businesses or financial condition of the Company which could have a Material

Adverse Effect;



                 (f)      favorable, signed opinions addressed to the Lender

from Vander Woude, Malone & Istre, P.C., counsel to the Company, in form and substance satisfactory to the Lender and their counsel;



                 (g)      the payment to the Lender of all reasonable fees and

expenses (including the reasonable fees and disbursements of Andrews & Kurth

L.L.P.) agreed upon by such parties to be paid on the Execution Date; and



                 (h)      certificates of appropriate public officials as to

the existence, good standing and qualification to do business as a foreign corporation, as applicable, of the Company and each of its Subsidiaries in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualifications and where the failure to so qualify would have a Material Adverse Effect.



                 The acceptance of the benefits of the initial Credit Event shall constitute a representation and warranty by the Company to the Lender that all of the conditions specified in this Section above shall have been satisfied or waived as of that time.



                 SECTION  4.02.   Conditions Precedent to All Credit Events.

The obligation of the Lender to make any Advance is subject to the further conditions precedent that on the date of such Credit Event:

                 (a)      The conditions precedent set forth in Section 4.01

shall have theretofore been satisfied or waived.



                 (b)      The representations and warranties set forth in

Article V shall be true and correct in all material respects as of, and as if such representations and warranties were made on, the date of the proposed

Advance (unless such representation and warranty expressly relates to an earlier date or is no longer true and correct solely as a result of transactions permitted by the Loan Documents), and the Company shall be deemed to have certified to the Lender that such representations and warranties are true and correct in all material respects by submitting a Notice of Advance.



                 (c)      The Lender shall have satisfactorily completed a

reasonable due diligence investigation with respect to each Advance other than an Advance under the unrestricted $3,000,000.00 operating expense draw.



                 (d)      The Company shall have complied with the provisions

of Section 2.03 hereof.



                 (e)      No Default or Event of Default shall have occurred

and be continuing or would result from such Credit Event.



                 (f)      No Material Adverse Effect shall have occurred since

the delivery of the most recent financials.



                 (g)      The Lender shall have received such other approvals,

opinions or documents as the Lender may reasonably request.



                 The acceptance of the benefits of each such Credit Event shall constitute a representation and warranty by the Company to the Lender that all of the conditions specified in this Section above exist as of that time.



                 SECTION  4.03.   Delivery of Documents.  The Note,

certificates, legal opinions and other documents and papers referred to in this

Article IV, unless otherwise specified, shall be delivered to the Lender and shall be reasonably satisfactory in form and substance to the Lender.



                                   ARTICLE  V



                         REPRESENTATIONS AND WARRANTIES



                 In order to induce the Lender to enter into this Agreement and to make the

Advances provided for herein, the Company makes, on or as of the occurrence of each Credit Event (except to the extent such representations or warranties relate to an earlier date or are no longer true and correct in all material respects solely as a result of transactions permitted by the Loan Documents),

the following representations and warranties to the Lender:



                 SECTION  5.01.   Organization and Qualification.  Each of

Company and its Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization, (b) has the corporate power to own its property and to carry on its business as now conducted and (c) is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.



                 SECTION  5.02.   Authorization and Validity.  The Company has

the corporate power and authority to execute, deliver and perform its obligations hereunder and under the other Loan Documents and all such action has been duly authorized by all necessary corporate proceedings on its part.

The Loan Documents have been duly and validly executed and delivered by the

Company and constitute a valid and legally binding agreement the Company enforceable in accordance with the respective terms thereof, except, in each case, as such enforceability may be limited by bankruptcy, insolvency,

reorganization, moratorium, fraudulent transfer or other similar laws relating to or affecting the enforcement of creditors' rights generally, and by general principles of equity regardless of whether such enforceability is a proceeding in equity or at law.



                 SECTION  5.03.   Governmental Consents.  No authorization,

consent, approval, license or exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is necessary for the valid execution,

delivery or performance by the Company of any Loan Document.



                 SECTION  5.04.   Conflicting or Adverse Agreements or

Restrictions.  Neither the Company nor any Subsidiary is a party to any contract or agreement or subject to any restriction which would reasonably be expected to have a Material Adverse Effect.  All agreements of the Company relating to the lending of money or the issuance of letters of credit by any party are described hereto on Schedule 5.04.  Neither the execution nor delivery of the Loan Documents nor compliance with the terms and provisions hereof or thereof will be contrary to the provisions of, or constitute a default under (a) the charter or bylaws of the Company, (b) any applicable law or any applicable regulation, order, writ, injunction or decree of any court or governmental instrumentality or (c) any material agreement to which the Company is a party or by which it is bound or to which it is subject.



                 SECTION  5.05.   Title to Assets.  Each of the Company and its

Subsidiaries has good title to all material personalty and good and indefeasible title to all material realty as reflected on the Company's and the

Subsidiaries' books and records as being owned by it, except for properties disposed of in the ordinary course of business, subject to no

Liens, except those permitted hereunder or set forth on Schedule 7.04(a).  All of such assets have been and are being maintained by the appropriate Person in good working condition in accordance with industry standards.



                 SECTION  5.06.   Litigation.  No proceedings against or

affecting the Company or any Subsidiary are pending or, to the knowledge of the

Company, threatened before any court or governmental agency or department which involve a reasonable risk of having a Material Adverse Effect except those listed on Schedule 5.06 hereof.



                 SECTION  5.07.   Financial Statements.  Prior to the Execution

Date, the Company has furnished to the Lender the audited consolidated balance sheet, income statement and statement of cash flow for J-Hawk Corporation,

predecessor in interest to the Company, as of December 31, 1994 and all quarterly reports of the Company as are currently available (such audited financials and quarterly reports, the "Financials").  The Financials have been prepared in conformity with GAAP consistently applied (except as otherwise disclosed in such financial statements) throughout the periods involved and present fairly, in all material respects, the consolidated financial condition of the Company and its consolidated Subsidiaries as of the dates thereof and the results of their operations for the periods then ended.  As of the

Execution Date, no Material Adverse Effect has occurred in the consolidated financial condition of the Company and its consolidated Subsidiaries since

December 31, 1994.



                 SECTION  5.08.   Default.  Neither the Company nor any

Subsidiary is in default under any material provisions of any instrument evidencing any Indebtedness or of any agreement relating thereto, or in default in any respect under any order, writ, injunction or decree of any court, or in default in any respect under or in violation of any order, injunction or decree of any governmental instrumentality, in such manner as to cause a Material

Adverse Effect.



                 SECTION  5.09.   Investment Company Act.  Neither the Company

nor any Subsidiary is, or is directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company," as such term is defined in the Investment Company Act of 1940, as amended.



                 SECTION  5.10.   Public Utility Holding Company Act.  Neither

the Company nor any Subsidiary is a non-exempt "holding company," or is subject to regulation as such, nor is, to the knowledge of the Company's or

Subsidiaries' officers, an "affiliate" of a "holding company" or a "subsidiary company" of a "holding company," within the meaning of the Public Utility

Holding Company Act of 1935, as amended.



                 SECTION  5.11.   ERISA.  No accumulated funding deficiency (as

defined in

Section 412 of the Code or Section 302 of ERISA), whether or not waived, exists or is expected to be incurred with respect to any Plan.  No liability to the

PBGC (other than required premium payments) has been or is expected by the

Company to be incurred with respect to any Plan by the Company or any ERISA

Affiliate.  Neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA with respect to any Multi-Employer

Plans.



                 SECTION  5.12.   Tax Returns and Payments.  Each of the

Company and its Subsidiaries has filed all federal income tax returns and other tax returns, statements and reports (or obtained extensions with respect thereto) which are required to be filed and has paid or deposited or made adequate provision in accordance with GAAP for the payment of all taxes

(including estimated taxes shown on such returns, statements and reports) which are shown to be due pursuant to such returns, except for such taxes as are being contested in good faith and by proceedings.



                 SECTION  5.13.  Environmental Matters.  Each of the Company

and its Subsidiaries (a) possesses all environmental, health and safety licenses, permits, authorizations, registrations, approvals and similar rights necessary under law or otherwise for the Company or such Subsidiary to conduct its operations as now being conducted (other than those with respect to which the failure to possess or maintain would not, individually or in the aggregate for the Company and such Subsidiaries, have a Material Adverse Effect) and (b)

each of such licenses, permits, authorizations, registrations, approvals and similar rights is valid and subsisting, in full force and effect and enforceable by the Company or such Subsidiary, and each of  the Company and its

Subsidiaries is in compliance with all terms, conditions or other provisions of such permits, authorizations, registrations, approvals and similar rights except for such failure or noncompliance that, individually or in the aggregate for the Company and such Subsidiaries, would not have a Material Adverse

Effect.  Except as disclosed on Schedule 5.13, neither the Company nor any of its Subsidiaries has received any notices of any violation of, noncompliance with, or remedial obligation under, Requirements of Environmental Laws (which violation or non-compliance has not been cured) and there are no writs,

injunctions, decrees, orders or judgments outstanding, or lawsuits, claims,

proceedings, investigations or inquiries pending or, to the knowledge of the

Company or any Subsidiary, threatened, relating to the ownership, use,

condition, maintenance or operation of, or conduct of business related to, any property owned, leased or operated by the Company or any Subsidiary or other assets of the Company or such Subsidiary, other than those violations,

instances of noncompliance, obligations, writs, injunctions, decrees, orders,

judgments, lawsuits, claims, proceedings, investigations or inquiries that,

individually or in the aggregate for the Company and such Subsidiaries, would not have a Material Adverse Effect.  Except as disclosed on Schedule 5.13,

there are no material obligations, undertakings or liabilities arising out of or relating to Environmental Laws to which the Company or any of its

Subsidiaries has agreed, assumed or retained, or by which the Company or any of its Subsidiaries is adversely affected, by contract or otherwise.  Except as disclosed on Schedule 5.13, neither the Company nor any of its Subsidiaries has received a written notice or claim to the effect that such Person is or may be liable to any other Person as the result of a Release or threatened Release of a Hazardous Material.

                 SECTION  5.14.   Purpose of Loans.  (a) The proceeds of the

Advances will be used solely to finance operating expenditures and for certain capital investments of the Company made in the ordinary course of its business.



                 (b)      None of the proceeds of any Advance will be used

directly or indirectly for the purpose of purchasing or carrying any "margin stock" within the meaning of Regulation U (herein called "margin stock") or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry a margin stock.



                 SECTION  5.15.   Franchises and Other Rights.  Each of the

Company and its Subsidiaries has all franchises, permits, licenses and other authority as are necessary to enable it to carry on its businesses as now being conducted where the absence of such would have a Material Adverse Effect except those listed on Schedule 5.15 hereof.  To the best of its knowledge, the

Company is not in default in respect of any of such operating rights.



                 SECTION 5.16.  Subsidiaries.  The Subsidiaries listed on

Schedule 5.16 are all of the Subsidiaries of the Company as of the Execution

Date.



                 SECTION 5.17.  Solvency.  After giving effect to the initial

Advance hereunder and all other Indebtedness of the Company, the Company and its Subsidiaries, viewed as a consolidated entity have (a) capital sufficient to carry on their businesses and transactions, (b) assets, the fair market value of which exceeds their consolidated liabilities (as reflected on the

Financials or on the financial statements most recently delivered to the

Lender), and (c) sufficient cash flow to pay their existing debts as they mature.



                 SECTION 5.18.  Material Facts.  There is no fact which the

Company has failed to disclose to the Lender in writing which will have a

Material Adverse Effect on or, so far as the Company can now foresee, will have a Material Adverse Effect on the assets, business, prospects, profits or condition (financial or otherwise) of the Company or its Subsidiaries or the ability of the Company to perform its obligations under this Agreement.  No information, exhibit or report furnished by the Company to the Lender in connection with the negotiation of this Agreement contained any material misstatement of fact or omitted a material fact or any fact necessary to make the statement contained therein not materially misleading.



                 SECTION 5.19.  Solvency.  The Company is, and after giving effect to the transactions contemplated under the Loan Documents will be,

solvent.



                 SECTION 5.20.    Security Interests.  The Security Documents

create valid security interests in the collateral described therein in favor of the Lender securing the Obligations and constitute perfected first priority security interests in such collateral described therein subject to no

Liens other than Liens permitted by Section 7.04.



                                  ARTICLE  VI



                             AFFIRMATIVE COVENANTS



                 The Company covenants and agrees that on and after the date hereof and for so long as this Agreement is in effect and until the Commitment has terminated:



                 SECTION  6.01.  Information Covenants.  The Company will

furnish to the Lender:



                 (a)      As soon as available, and in any event within 45 days

after the close of each of the first three quarters in each fiscal year of the

Company, the consolidated and consolidating balance sheet of the Company and its Subsidiaries as of the end of such quarterly period and the related consolidated and consolidating statements of income and cash flows for such quarterly period and for the portion of the fiscal year ended at the end of such quarter, setting forth, in each case, comparative consolidated figures for the related periods in the prior fiscal year, all of which shall be certified by the chief financial officer or chief executive officer of the Company as fairly presenting in all material respects, the financial position of the

Company and its Subsidiaries as of the end of such period and the results of their operations for the period then ended in accordance with GAAP, subject to changes resulting from normal year-end audit adjustments.



                 (b)      As soon as available, and in any event within 120

days after the close of each fiscal year of the Company, the audited consolidated and the unaudited consolidating balance sheets of the Company and its Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders equity and cash flows for such fiscal year, setting forth, in each case, comparative figures for the preceding fiscal year and certified by KPMG Peat Marwick, L.L.P. or other independent certified public accountants of recognized national standing, whose report shall be without limitation as to the scope of the audit and reasonably satisfactory in substance to the Lenders.



                 (c)      Immediately after any Responsible Officer of the

Company obtains knowledge thereof, notice of:



                 (i)      any material violation of, noncompliance with, or

         remedial obligations under, Requirements of Environmental Laws,



                 (ii)     any material Release or threatened material Release

         of Hazardous Materials affecting any property owned, leased or operated by the Company or any of its Subsidiaries,



                 (iii)    any event or condition which constitutes a Default or

         an Event of Default,

                 (iv)     any condition or event which, in the opinion of

         management of the Company, would reasonably be expected to have a

         Material Adverse Effect,



                 (v)      any Person having given any written notice to the

         Company or taken any other action with respect to a claimed material default or material adverse event under any material instrument or material agreement, and



                 (vi)     the institution of any litigation which might

         reasonably be expected in the good faith judgment of the Company either to have a Material Adverse Effect or result in a final,

         non-appealable judgment or award in excess of $1,000,000.00 with respect to any single cause of action, or the institution of any litigation of any kind by any party with whom the Company has entered into a franchise agreement;



then, a notice of such event or condition will be delivered to the Lender specifying the nature and period of existence thereof and specifying the notice given or action taken by such Person and the nature of any such claimed default, event or condition and, in the case of an Event of Default or Default,

what action has been taken, is being taken or is proposed to be taken with respect thereto.



                 (d)      At the time of the delivery of the financial

statement provided for in Sections 6.01(a) and 6.01(b), a certificate of a

Responsible Officer to the effect that no Default or Event of Default exists or, if any Default or Event of Default does exist, specifying the nature and extent thereof and the action that is being taken or that is proposed to be taken with respect thereto, which certificate shall set forth the calculations required to establish whether the Company was in compliance with the provisions of Sections 7.10 and 7.11 as at the end of such fiscal period or year, as the case may be.



                 (e)      Upon request by the Lender such audits of the

Company's procedures and policies and operations in respect of Environmental

Laws as the Lender may reasonably request.



                 (f)      Promptly upon receipt thereof, a copy of any report

or letter submitted to the Company by its independent accountants in connection with any regular or special audit of the Company's records.



                 (g)      From time to time and with reasonable promptness,

such other information or documents as the Lender may reasonably request.



                 SECTION  6.02.  Books, Records and Inspections.  The Company

and its Subsidiaries will maintain, and will permit, or cause to be permitted,

any Person designated by the Lender to visit and inspect any of the properties of the Company and its Subsidiaries, to examine the corporate books and financial records of the Company and its Subsidiaries and make copies thereof or extracts therefrom and to discuss the affairs, finances and accounts of any such corporations with the officers, employees and agents of the Company and its Subsidiaries and with their independent public accountants, all at such reasonable times and as often as the Lender may request.  Such inspections shall be made as often as the Lender reasonably requests, and shall be at the expense of the Company up to $5,000.00 annually.



                 SECTION  6.03.  Insurance and Maintenance of Properties.  (a)

The Company and its Subsidiaries will keep reasonably adequately insured by financially sound and reputable insurers all of its material property, which is of a character, and in amounts and against such risks, usually and reasonably insured by similar Persons engaged in the same or similar businesses,

including, without limitation, insurance against fire, casualty and any other hazards normally insured against.  The Company and its Subsidiaries will at all times maintain insurance against its liability for injury to Persons or property, which insurance shall be by financially sound and reputable insurers and in such amounts and form as are customary for corporations of established reputation engaged in the same or a similar business and owning and operating similar properties, and shall annually provide the Lender a listing of all such insurance and such other certificates and other evidence thereof, as the Lender shall reasonably request.  A listing of all presently existing policies of the

Company and its Subsidiaries is attached hereto as Schedule 6.03.



                 (b)      The Company and its Subsidiaries will cause all of

its material properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all reasonably necessary repairs, renewals and replacements thereof, all as in the reasonable judgment of such Person may be reasonably necessary so that the business carried on in connection therewith may be properly conducted at all times.



                 (c)      The Company will name the Lender as a loss payee on

all of its insurance policies (other than public liability insurance policies).



                 SECTION  6.04.  Payment of Taxes. Except with respect to

"distressed assets" acquired by any Subsidiary in a portfolio acquisition, the

Company and its Subsidiaries will pay and discharge all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits,

or upon any properties belonging to it, prior to the date on which penalties attach thereto, except for such amounts that are being contested in good faith and by appropriate proceedings.



                 SECTION  6.05.  Corporate Existence.  The Company and its

Subsidiaries will do all things necessary to preserve and keep in full force and effect (a) its corporate existence and (b) unless the failure to do so would not have a Material Adverse Effect, the rights and franchises of each of the Company and its Subsidiaries.

                 SECTION  6.06.  Compliance with Statutes.  The Company and its

Subsidiaries will comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies,

domestic or foreign, in respect of the conduct of its business and the ownership of its property, except to the extent the failure to do so would not reasonably be expected to have a Material Adverse Effect.



                 SECTION  6.07.  ERISA.  Immediately after any Responsible

Officer of the Company or any of its Subsidiaries knows or has reason to know any of the following items are true the Company will deliver or cause to be delivered to the Lender a certificate of the chief financial officer of the

Company setting forth details as to such occurrence and such action, if any,

the Company or its ERISA Affiliate is required or proposes to take, together with any notices required or proposed to be given to or filed with or by the

Company or its ERISA Affiliate with respect thereto; that a Reportable Event has occurred or that an application may be or has been made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard; that a Multiemployer Plan has been or may be terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA; that any required contribution to a

Plan or Multiemployer Plan has not been or may not be timely made; that proceedings may be or have been instituted under Section 4069(a) of ERISA to impose liability on the Company or an ERISA Affiliate or under Section 4042 of

ERISA to terminate a Plan or appoint a trustee to administer a Plan; that the

Company or any ERISA Affiliate has incurred or may incur any liability

(including any contingent or secondary liability) on account of the termination of or withdrawal from a Plan or a Multiemployer Plan; and that the Company or an ERISA Affiliate may be required to provide security to a Plan under Section

401(a)(29) of the Code; or any other condition exists or may occur with respect to one or more Plans and/or Multiemployer Plans.



                 SECTION  6.08.   Fidelity Bond.   The Company shall at all

times during the term hereof maintain a fidelity bond in an amount not less than $2,000,000.00 per occurrence and $4,000,000.00 in the aggregate, net of any applicable deductible.





                                  ARTICLE VII



                               NEGATIVE COVENANTS



                 The Company covenants and agrees that, unless the Lender shall have otherwise given its written consent, on and after the date hereof and for so long as this Agreement is in effect and until the Commitment has terminated:



                 SECTION  7.01.   Change in Business.  The Company will not

engage in any businesses not of the same general type as those conducted by the

Company on the Execution Date.

                 SECTION  7.02.   Consolidation, Merger or Sale of Assets.  The

Company will not wind up, liquidate or dissolve their affairs, or enter into any transaction of merger or consolidation, or sell or otherwise dispose of all or any part of their property or assets (other than sales of inventory and surplus or obsolete assets in the ordinary course of business provided that any disposal does not prejudice the Lender in any way), including the capital stock of any Subsidiary, or purchase, lease or otherwise acquire (in one or a series of related transactions) all or any part of the property or assets of any

Person or all of the capital stock of any Person.  The Company will not permit any of its Subsidiaries to wind up, liquidate or dissolve their affairs, or enter into any transaction of merger or consolidation, or sell or otherwise dispose of any capital stock of any Subsidiary, or purchase, lease or otherwise acquire (in one or a series of related transactions) all or any part of the property or assets of any Person or all of the capital stock of any Person.



                 SECTION  7.03.   Indebtedness. The Company will not create,

incur, assume or permit to exist any Indebtedness except:



                 (a)      Indebtedness existing hereunder;



                 (b)      long term Indebtedness or unsecured short term

Indebtedness not to exceed in the aggregate $5,000,000.00; and



                 (c)      guarantees of any Indebtedness of any Person not to

exceed in the aggregate $5,000,000.00.



                 SECTION  7.04.   Liens. Neither the Company nor any Subsidiary

will create, incur, assume or suffer to exist any Lien upon or with respect to any of its property or assets of any kind whether now owned or hereafter acquired (nor will they covenant with any other Person not to grant such a Lien to the  Lender), except



                 (a)      Liens existing on the Execution Date and listed on

Schedule 7.04(a);



                 (b)      Liens for taxes or assessments or other governmental

charges or levies, either not yet due and payable or being contested in good faith and by appropriate proceedings for which adequate reserves have been established;



                 (c)      Liens securing long term Indebtedness permitted under

Section 7.03(b) above;



                 (d)      any renewal, extension or replacement of any Lien

referred to in subparagraph (a) above; provided, that no Lien arising or existing as a result of such extension, renewal or replacement shall be extended to cover any property not theretofore subject to the Lien being extended, renewed or replaced, and provided further, the principal amount of the

Indebtedness secured thereby shall not exceed the principal amount of the

Indebtedness so secured at the time of such extension, renewal or replacement;

and



                 (e)      Liens granted in connection with the acquisition of

promissory notes evidencing loans (or real property previously foreclosed upon).



                 SECTION  7.05.   Investments.  Except as provided in Sections

7.02 and 7.09, neither the Company nor any Subsidiary will, directly or indirectly, make or own any Investment in any Person, except:



                 (a)       The Company and its Subsidiaries may make and own

Permitted Investments;



                 (b)      The Company and its Subsidiaries may continue to own

Investments owned by it on the Execution Date and listed on Schedule 7.05(b);

and



                 (c)      The Company and its Subsidiaries may make and own

Investments arising out of loans and advances for expenses, travel per diem and similar items in the ordinary course of business to officers, directors and employees.



                 SECTION  7.06.   Restricted Payments.  (a) Other than payments

in respect of the Senior Subordinated Notes and the Special Preferred Stock

Payments, the Company will not pay any dividends or redeem, retire, purchase or make any other acquisition, direct or indirect, of any shares of any class of stock of the Company, or of any warrants, rights or options to acquire any such shares, now or hereafter outstanding; except to the extent that the consideration therefor consists solely of shares of stock (including warrants,

rights or options relating thereto) of the Company.



                 (b)      Except in the ordinary course of business, the

Subsidiaries will not declare any dividends, make any loans or advances to, or otherwise transfer any money or other assets to the Company during the term hereof; provided, such dividends, loans or transfers are simultaneously transferred to the Lender in repayment of the Obligations.



                 SECTION  7.07.   Change in Accounting.  The Company will not,

and will not permit any Subsidiary to, change its method of accounting except for (a) immaterial changes permitted by GAAP in which the Company's auditors concur or (b) changes required by GAAP.  The Company shall advise the Lender in writing promptly upon making any material change to the extent same is not disclosed in the financial statements required under Section 6.01 hereof.



                 SECTION  7.08.  Change of Certain Indebtedness.  Other than payments in respect of the Senior Subordinated Notes and the Special Preferred

Stock Payments, the Company will not
make any voluntary prepayments of principal or interest on any other of the

Company's Indebtedness.



                 SECTION 7.09.  Transactions with Affiliates.  The Company will not, directly or indirectly, engage in any transaction with any Affiliate,

including the purchase, sale or exchange of assets or the rendering of any service, except in the ordinary course of business or pursuant to the reasonable requirements of its business and, in each case, upon terms that are no less favorable than those which might be obtained in an arm's-length transaction at the time from non-Affiliates.



                 SECTION  7.10.   Minimum Tangible Net Worth.  The Company will

not permit its Tangible Net Worth during the term hereof to be less than

$42,500,000.00.



                 SECTION  7.11.  Indebtedness to Equity Ratio.   The Company

will not permit the ratio of (a) its consolidated Indebtedness excluding Senior

Subordinated Notes and "Special Preferred Stock" (as such term is used in the definition of Special Preferred Stock Payments) to (b) the amount of its equity represented by common stock, to be greater than 5.0 to 1.0 at any time during the term hereof.





                                  ARTICLE VIII



                         EVENTS OF DEFAULT AND REMEDIES



                 SECTION  8.01.  Events of Default.  The following events shall constitute Events of Default ("Events of Default") hereunder:



                 (a)      any installment of principal or payment of interest

on the Note or any payment of any Fee shall not be paid on the date on which such payment is due and such failure is not remedied within five (5) days; or



                 (b)      any representation or warranty made or, for purposes

of Article V, deemed made by the Company or any Subsidiary herein or in any of the Loan Documents or other document, certificate or financial statement delivered in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect when made or deemed made or reaffirmed, as the case may be; or



                 (c)      the Company or any Subsidiary shall fail to perform

or observe any duty or covenant contained in Article VII hereof; or



                 (d)      the Company or any Subsidiary shall fail to perform

or observe any duty or
covenant contained in this Agreement other than in Article VII, or in any of the Loan Documents, and such failure is not remedied within thirty (30) days;

or



                 (e)      the Company or any Subsidiary shall (i) fail to make

(whether as primary obligor or as guarantor or other surety) any principal payment of or interest or premium, if any, on any instrument of Indebtedness allowed hereunder (other than the Note) outstanding beyond any period of grace provided with respect thereto or (ii) shall fail to duly observe, perform or comply with any agreement with any Person or any term or condition of any instrument of Indebtedness in excess of $500,000.00, if such failure causes such obligations to become due prior to any stated maturity; or



                 (f)      an involuntary proceeding shall be commenced or an

involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Company or any Subsidiary, or of a substantial part of the property or assets of the Company or any Subsidiary,

under Title 11 of the United States Code, as now or hereafter in effect, or any successor thereto (the "Bankruptcy Code"), or any other federal or state bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any Subsidiary or for a substantial part of the property or assets of the Company or any Subsidiary or (iii) the winding-up or liquidation of the Company or any Subsidiary; and such proceeding or petition shall continue undismissed for sixty 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or



                 (g)      the Company or any Subsidiary shall (i) voluntarily

commence any proceeding or file any petition seeking relief under the

Bankruptcy Code or any other federal or state bankruptcy, insolvency,

receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (e) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any Subsidiary or for a substantial part of the property or assets of the Company or any Subsidiary, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi)

become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing; or



                 (h)      a judgment or order, which with other outstanding

judgments and orders against the Company and its Subsidiaries equal or exceed

$1,000,000.00 in the aggregate (to the extent not covered by insurance as to which the respective insurer has acknowledged coverage), shall be entered against the Company or any Subsidiary and (i) within thirty (30) days after entry thereof such judgment shall not have been paid or discharged or execution thereof stayed pending appeal or, within thirty (30) days after the expiration of any such stay, such judgment shall not have been paid or discharged or (ii)

any enforcement proceeding shall have been commenced (and not stayed) by any creditor or upon such judgment; or



                 (i)      the occurrence of a change which has a Material

Adverse Effect, in the opinion of the Lender, (A) in the financial condition,

business or operations of the Company or (B) in the ability of the Company to make payment hereunder or under the Note or the right of the Lender to enforce any of its remedies to collect any amounts owing under the Loan Documents; or



                 (j)      a Change of Control shall occur.



                 SECTION 8.02.   Primary Remedies.  In any such event, and at

any time after the occurrence of any of the above described events, the Lender may, by written notice to the Company (a "Notice of Default") take any or all of the following actions to enforce any other rights it may have against the

Company; provided, that if an Event of Default specified in Section 8.01(f) or

Section 8.01(g) shall occur, the following shall occur automatically without the giving of any Notice of Default:  (a) declare the Commitment terminated,

whereupon the Commitment shall forthwith terminate immediately; (b) declare the principal of and any accrued and unpaid interest in respect of all Advances,

and all obligations owing hereunder, to be, whereupon the same shall become,

forthwith due and payable without presentment, demand, notice of demand or of dishonor and non-payment, protest, notice of protest, notice of intent to accelerate, declaration or notice of acceleration or any other notice of any kind, all of which are hereby waived by the Company; and (c) exercise any rights or remedies under any document securing any of the Loan Documents.  In the event that no Default has occurred solely because of any grace period referred to herein, the Company shall, nonetheless, not be entitled to any

Advances during said period.



                 SECTION  8.03.  Other Remedies.  Upon the occurrence and

during the continuance of any Event of Default and after a Notice of Default,

the Lender may proceed to protect and enforce its rights, either by suit in equity or by action at law or both, whether for the specific performance of any covenant or agreement contained in this Agreement or in any other Loan Document or in aid of the exercise of any power granted in this Agreement or in any other Loan Document; or may proceed to enforce the payment of all amounts owing to the Lender under the Loan Documents and any accrued and unpaid interest thereon in the manner set forth herein or therein; it being intended that no remedy conferred herein or in any of the other Loan Documents is to be exclusive of any other remedy, and each and every remedy contained herein or in any other Loan Document shall be cumulative and shall be in addition to every other remedy given hereunder and under the other Loan Documents or now or hereafter existing at law or in equity or by statute or otherwise.

                                   ARTICLE IX



                                 MISCELLANEOUS



                 SECTION  9.01.   Amendments. No amendment or waiver of any

provision of this Agreement, the Note or any other Loan Document, nor consent to any departure by the Company herefrom or therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company, as to amendments, and by the Lender in all cases, and then, in any case, such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.



                 SECTION  9.02.   Notices.  Except with respect to telephone

notifications specifically permitted pursuant to Article II, all notices,

consents, requests, approvals, demands and other communications provided for herein shall be in writing (including telecopy communications) and mailed,

telecopied, sent by overnight courier or delivered:



                 (a)      If to the Company:



                          FirstCity Financial Corporation

                          P.O. Box 8216

                          6400 Imperial Drive

                          Waco, Texas 76714

                          Telecopy No: (817) 751-1208



                          Attention:       Mr. James T. Sartain



                 (b)      If to the Lender:



                          Cargill Financial Services Corporation

                          6000 Clearwater Drive

                          Minnetonka, Minnesota 55343-9497

                          Telecopy No: (612) 984-3905



                          Attention:       Mr. Jeffrey A. Parker



                          with copies to:



                          Cargill Financial Services Corporation

                          6000 Clearwater Drive

                          Minnetonka, Minnesota 55343-9497

                          Telecopy No:  (612) 984-3898

                          Attention:       Mr. James D. Dingel



                          and to:



                          Andrews & Kurth L.L.P.

                          4200 Texas Commerce Tower

                          Houston, Texas  77002

                          Telecopy No. (713) 220-4295



                          Attention:       Linda Dole



or, in the case of any party hereto, such other address or telecopy number as such party may hereafter specify for such purpose by notice to the other parties.



                 All communications shall, when mailed, telecopied or

delivered, be effective when mailed by certified mail, return receipt requested to any party at its address specified above, or telecopied to any party to the telecopy number set forth above, or delivered personally to any party at its address specified above; provided, that communications to the Lender pursuant to Article II shall not be effective until actually received by the Lender.



                 SECTION  9.03.   No Waiver; Remedies.  No failure on the part

of the Lender to exercise, and no delay in exercising, any right hereunder,

under the Note or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, or any abandonment or discontinuance of any steps to enforce such right, preclude any other or further exercise thereof or the exercise of any other right.  No notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.  The remedies herein are cumulative and not exclusive of any other remedies provided by law, at equity or in any other agreement.



                 SECTION  9.04.   Costs, Expenses and Taxes.  The Company

agrees to pay on demand: (a) all reasonable due diligence and travel expenses of the Lender in connection with any Advance not to exceed $10,000.00 per

Advance, (b) all reasonable out-of-pocket costs and expenses of the Lender in connection with the preparation, execution and delivery of this Agreement, the

Note, the other Loan Documents and the other documents to be delivered hereunder, including the reasonable fees and out-of-pocket expenses of counsel for the Lender with respect thereto and with respect to advising the Lender as to its rights and responsibilities under this Agreement, the Note and the other

Loan Documents, and any modification, supplement or waiver of any of the terms of this Agreement or any other Loan Document, (c) all reasonable costs and expenses of the Lender and any other holder of an interest in the Note, and the

Obligations of the Company hereunder and under the Loan Documents, including reasonable legal fees and expenses, in connection with a default or the enforcement of this Agreement, the Note and the other Loan Documents and (d)

reasonable costs and expenses incurred in connection with third party professional services required by the Lender such as appraisers, environmental consultants, accountants or similar Persons; provided, that prior to any Event of Default hereunder, the Lender will first obtain the consent of the Company to such expense, which consent shall not be unreasonably withheld.  Without prejudice to the survival of any other obligations of the Company hereunder and under the Note, the obligations of the Company under this Section shall survive the termination of this Agreement or the replacement of the Lender and the assignment of the Note.



                 SECTION  9.05.   Indemnity.  (a) The Company  shall indemnify

the Lender and each Affiliate thereof and their respective directors, officers,

employees and agents from, and hold each of them harmless against, any and all losses, liabilities, claims or damages (including reasonable legal fees and expenses) to which any of them may become subject, insofar as such losses,

liabilities, claims or damages arise out of or result from any actual or proposed use by the Company of the proceeds of any extension of credit hereunder or any investigation, litigation or other proceeding (including any threatened investigation or proceeding) relating to the foregoing or any of the other Loan Documents, and the Company shall reimburse the Lender and each

Affiliate thereof and their respective directors, officers, employees and agents, upon demand for any expenses (including legal fees) reasonably incurred in connection with any such investigation or proceeding; but excluding any such losses, liabilities, claims, damages or expenses incurred by reason of the gross negligence or willful misconduct of the Person to be indemnified.



                 (B)      WITHOUT LIMITING ANY PROVISION OF THIS AGREEMENT, IT

IS THE EXPRESS INTENTION OF THE PARTIES HERETO THAT EACH PERSON TO BE

INDEMNIFIED HEREUNDER OR THEREUNDER SHALL BE INDEMNIFIED AND HELD HARMLESS

AGAINST ANY AND ALL LOSSES, LIABILITIES, CLAIMS OR DAMAGES: (I) ARISING OUT OF

OR RESULTING FROM THE ORDINARY SOLE OR CONTRIBUTORY NEGLIGENCE OF SUCH PERSON

OR (II) IMPOSED UPON SAID PARTY UNDER ANY THEORY OR STRICT LIABILITY.  Without

prejudice to the survival of any other obligations of the Company hereunder and under the other Loan Documents, the obligations of the Company under this

Section shall survive the termination of this Agreement and the other Loan

Documents and the payment of the Obligations or the assignment of the Note.



                 SECTION  9.06.   Right of Setoff.  If any Event of Default

shall have occurred and be continuing, the Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits held and other indebtedness owing by the Lender,

or any Subsidiary or Affiliate, to or for the credit or the account of the

Company against any and all the Obligations of the Company now or hereafter existing under this Agreement and the other Loan Documents and other obligations of the Company held by the Lender, irrespective of whether or not the Lender shall have made any demand under this Agreement, its Note or the

Obligations and although the Obligations may be unmatured.  The rights of the

Lender under this Section are in addition to other rights and remedies

(including other rights of setoff) which the Lender may have.

                 SECTION  9.07.   Governing Law.  This Agreement, the Note, the

other Loan Documents and all other documents executed in connection herewith shall be deemed to be contracts and agreements executed by the Company and the

Lender under the laws of the State of Minnesota and of the United States of

America and for all purposes shall be construed in accordance with, and governed by, the laws of said state and of the United States of America.

Without limitation of the foregoing, nothing in this Agreement, or in the Note or in any other Loan Document shall be deemed to constitute a waiver of any rights which the Lender may have under applicable federal legislation relating to the amount of interest which the Lender may contract for, take, receive or charge in respect of the Loan and the Loan Documents, including any right to take, receive, reserve and charge interest at the rate allowed by the law of the state where the Lender is located.



                 SECTION  9.08.   Interest.  Each provision in this Agreement

and each other Loan Document is expressly limited so that in no event whatsoever shall the amount paid, or otherwise agreed to be paid, to the Lender or charged, contracted for, reserved, taken or received by the Lender, for the use, forbearance or detention of the money to be loaned under this Agreement or any Loan Document or otherwise (including any sums paid as required by any covenant or obligation contained herein or in any other Loan Document which is for the use, forbearance or detention of such money), exceed that amount of money which would cause the effective rate of interest to exceed the Highest

Lawful Rate, and all amounts owed under this Agreement and each other Loan

Document shall be held to be subject to reduction to the effect that such amounts so paid or agreed to be paid, charged, contracted for, reserved, taken or received which are for the use, forbearance or detention of money under this

Agreement or such Loan Document shall in no event exceed that amount of money which would cause the effective rate of interest to exceed the Highest Lawful

Rate.  Anything in the Note or any other Loan Document to the contrary notwithstanding, the Company shall not be required to pay unearned interest on the Note and the Company shall not be required to pay interest on the

Obligations at a rate in excess of the Highest Lawful Rate, and if the effective rate of interest which would otherwise be payable under the Note and such Loan Documents would exceed the Highest Lawful Rate, or if the holder of the Note shall receive any unearned interest or shall receive monies that are deemed to constitute interest which would increase the effective rate of interest payable by the Company under the Note and the other Loan Documents to a rate in excess of the Highest Lawful Rate, then (a) the amount of interest which would otherwise be payable by the Company shall be reduced to the amount allowed under applicable law and (b) any unearned interest paid by the Company or any interest paid by the Company in excess of the Highest Lawful Rate shall in the first instance be credited on the principal of the obligations of the

Company (or if all such obligations shall have been paid in full, refunded to the Company). It is further agreed that, without limitation of the foregoing,

all calculations of the rate of interest contracted for, reserved, taken,

charged or received by the Lender under the Note and the Obligations and under the other Loan Documents are made for the purpose of determining whether such rate exceeds the Highest Lawful Rate, and shall be made, to the extent permitted by usury laws applicable to the Lender, by amortizing, prorating and spreading in equal
parts during the period of the full stated term of the Note and this Agreement and all interest at any time contracted for, charged or received by the Lender in connection therewith.



                 SECTION  9.09.   Survival of Representations and Warranties.

All representations, warranties and covenants contained herein or made in writing by the Company in connection herewith and the other Loan Documents shall survive the execution and delivery of this Agreement, the Note and the other Loan Documents, the termination of the Commitment of the Lender and will bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not; provided, that the Commitment of the Lender shall not inure to the benefit of any successor or assign of the

Company.



                 SECTION  9.10.   Successors and Assigns; Participations.  (a)

All covenants, promises and agreements by or on behalf of the Company or the

Lender that are contained in this Agreement shall bind and inure to the benefit of their respective permitted successors and assigns.  The Company may not assign or transfer any of its rights or obligations hereunder.



                 (b)      The Lender may assign to or sell participations to

one or more banks of all or a portion of its rights and obligations under this

Agreement and the other Loan Documents (including all or a portion of the

Commitment, the Advances and the Obligations of the Company owing to it and the

Note); provided, that the participating banks or other entities shall be entitled to the cost protection provisions contained in Article II and Section

9.04 and the Company shall continue to deal solely and directly with the Lender in connection with its rights and obligations under this Agreement and the other Loan Documents.  Except with respect to cost protections provided to a participant pursuant to this paragraph and the items listed in Section 9.01 hereof, no participant shall be a third party beneficiary of this Agreement nor shall it be entitled to enforce any rights provided to the Lender against the

Company under this Agreement.



                 (c)      With the prior written consent of the Company and the

Lender (which consent shall not be unreasonably withheld), the Lender may assign to one or more other Eligible Assignees all or a portion of its interests, rights, and obligations under this Agreement and the other Loan

Documents (including all or a portion of the Commitment and the same portion of the Loans and other Obligations of the Company at the time owing to it and the

Note); provided, however, that (i) each such assignment shall be in a minimum principal amount of not less than $1,000,000.00 and shall be of a constant, and not a varying, percentage of all the Lender's Commitment, rights and obligations under this Agreement, (ii) the parties to each such assignment shall execute and deliver to the Lender, for its acceptance, an Assignment and

Acceptance in form and substance satisfactory to the Lender (an "Assignment and

Acceptance") and the Note subject to such assignment and (iii) no assignment shall be effective until receipt by the Lender of a reasonable service fee in respect of said assignment equal to $2,000.00.  Upon such execution, delivery,

acceptance and recording, from and after the effective date specified in each

Assignment and Acceptance, which effective date shall be at least five (5)

Business Days after the execution
thereof unless otherwise agreed to by the Lender and the Eligible Assignee thereunder (x) the Eligible Assignee thereunder shall be a party hereto and to the other Loan Documents and, to the extent provided in such Assignment and

Acceptance, have the rights and obligations of the Lender hereunder and under the other Loan Documents and (y) the Lender thereunder shall, to the extent provided in such Assignment and Acceptance, be released from its obligations under this Agreement and the other Loan Documents (and, in the case of an

Assignment and Acceptance covering all of the remaining portion of the Lender's rights and obligations under this Agreement and the other Loan Documents, the

Lender shall cease to be a party hereto).



                 (d)      Notwithstanding any other provision herein, the

Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section disclose to the assignee or participant or proposed assignee or participant, any information relating to the Company furnished to the Lender by or on behalf of the Company.



                 SECTION  9.11.   Confidentiality. The Lender agrees to

exercise its best efforts to keep any information delivered or made available by the Company to it which is clearly indicated to be confidential information,

confidential from anyone other than Persons employed or retained by the Lender who are or are expected to become engaged in evaluating, approving, structuring or administering the Loans; provided that nothing herein shall prevent any

Lender from disclosing such information (a) pursuant to subpoena or upon the order of any court or administrative agency, (b) upon the request or demand of any regulatory agency or authority having jurisdiction over the Lender, (c)

which has been publicly disclosed, (d) to the extent reasonably required in connection with any litigation to which the Lender, the Company or its respective Affiliates may be a party, (e) to the extent reasonably required in connection with the exercise of any remedy hereunder, (f) to the Lender's legal counsel and independent auditors and (g) to any actual or proposed participant or assignee of all or part of its rights hereunder which has agreed in writing to be bound by the provisions of this Section.  The Lender will promptly notify the Company of any information that it is required or requested to deliver pursuant to clause (b) or (c) of this Section and, if the Company is a party to any such litigation, clause (e) of this Section .



                 SECTION  9.12.   Separability.  Should any clause, sentence,

paragraph or Section of this Agreement be judicially declared to be invalid,

unenforceable or void, such decision will not have the effect of invalidating or voiding the remainder of this Agreement, and the parties hereto agree that the part or parts of this Agreement so held to be invalid, unenforceable or void will be deemed to have been stricken herefrom and the remainder will have the same force and effectiveness as if such part or parts had never been included herein.



                 SECTION  9.13.   Execution in Counterparts.  This Agreement

may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                 SECTION  9.14.   Interpretation.  (a) In this Agreement,

unless a clear contrary intention appears:



                          (i)     the singular number includes the plural

         number and vice versa;



                          (ii)    reference to any gender includes each other

         gender;



                          (iii)   the words "herein," "hereof" and "hereunder"

         and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;



                          (iv)    reference to any Person includes such

         Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually, provided that nothing in this clause is intended to authorize any assignment not otherwise permitted by this

         Agreement;



                          (v)     except as expressly provided to the contrary

         herein, reference to any agreement, document or instrument (including this Agreement) means such agreement, document or instrument as amended, supplemented or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof, and reference to the Note or other note includes the Note issued pursuant hereto in extension or renewal thereof and in substitution or replacement therefor;



                          (vi)    unless the context indicates otherwise,

         reference to any Article, Section, Schedule or Exhibit means such

         Article or Section hereof or such Schedule or Exhibit hereto;



                          (vii)   the words "including" (and with correlative

         meaning "include") means including, without limiting the generality of any description preceding such term;



                          (viii)  with respect to the determination of any

         period of time, except as expressly provided to the contrary, the word

         "from" means "from and including" and the word "to" means "to but excluding"; and



                          (ix)    reference to any law, rule or regulation

         means such as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.



                 (b)      The Article and Section headings herein and the Table

of Contents are for
convenience only and shall not affect the construction hereof.



                 (c)      No provision of this Agreement shall be interpreted

or construed against any Person solely because that Person or its legal representative drafted such provision.



                 SECTION  9.15.   SUBMISSION TO JURISDICTION.  (a)  ANY LEGAL

ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND THE OTHER LOAN

DOCUMENTS MAY BE BROUGHT IN THE COURTS OF THE STATE OF MINNESOTA, IN HENNEPIN

COUNTY OR ELSEWHERE OR OF THE UNITED STATES FOR THE DISTRICT OF MINNESOTA AND,

BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE COMPANY HEREBY IRREVOCABLY

ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, UNCONDITIONALLY, THE

JURISDICTION OF THE AFORESAID COURTS WITH RESPECT TO ANY SUCH ACTION OR

PROCEEDING.



                 (b)      THE COMPANY HEREBY IRREVOCABLY WAIVES ANY OBJECTION

WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE

AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS

AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (A) ABOVE AND HEREBY

FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT

THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT

IN AN INCONVENIENT FORUM.



                 SECTION 9.16.  WAIVER OF JURY TRIAL.  THE COMPANY HEREBY

WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A TRIAL BY JURY

IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS

AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED

OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR ARISING FROM

OR RELATING TO ANY LENDING RELATIONSHIP EXISTING IN CONNECTION WITH THIS

AGREEMENT, AND AGREES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, THAT ANY SUCH

ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.



                 SECTION  9.17.   FINAL AGREEMENT OF THE PARTIES.  THIS

AGREEMENT (INCLUDING THE SCHEDULES AND EXHIBITS HERETO), THE NOTE AND THE OTHER

LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES RELATING TO

THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE

OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE

PARTIES.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.



                 IN WITNESS WHEREOF, the parties hereto have caused this

Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.









                            FIRSTCITY FINANCIAL CORPORATION







                                      /s/ JAMES T. SARTAIN

                            ------------------------------------------------

                                          James T. Sartain

                                               President





                            CARGILL FINANCIAL SERVICES

                            CORPORATION







                                         /s/ JEFFREY A. PARKER

                            ------------------------------------------------

                                             Jeffrey A. Parker

                                         Assistant Vice President

                 EIGHTH AMENDMENT TO REVOLVING CREDIT AGREEMENT





         This Eighth Amendment to Revolving Credit Agreement (this "Amendment")

is made and entered into as of the _____ day of FEBRUARY, 1998, by and among

CARGILL FINANCIAL SERVICES CORPORATION, a Delaware corporation (the "Lender")

and FIRSTCITY FINANCIAL CORPORATION, a Delaware corporation (the "Borrower").



                                   RECITALS:



         A.      Borrower and Lender entered into a Revolving Credit Agreement on or about December 29, 1995, which Revolving Credit Agreement was amended as of August 12, 1996, and was further amended and restated as of December 27,

1996, and was further amended as of February 28, April 30, June 13, July 29,

August 29, September 25, and December 15, 1997 (as it is hereby and may be hereafter amended, modified, extended, supplemented or increased from time to time, the "Loan Agreement"), pursuant to which Lender agreed to advance funds to Borrower from time to time in an aggregate amount not to exceed the Maximum

Loan Amount.



         B.      Borrower desires to increase the limit of the credit facility available to Borrower under the Loan Agreement from $25,000,000.00 to

$35,000,000.00.



         C.      Lender is willing to increase the limit of the credit facility available to Borrower to $35,000,000.00 on the terms and conditions herein contained.



         NOW, THEREFORE, in good consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:



                                   ARTICLE I

                                  DEFINITIONS



         1.01    Capitalized terms used in this Amendment are defined in the

Loan Agreement, as amended hereby, unless otherwise stated.



                                   ARTICLE II

                                   AMENDMENTS



         2.01    AMENDMENT TO DEFINITION OF COMMITMENT.  The definition of

"Commitment" in Section 1.01 of the Loan Agreement is hereby amended by deleting the reference to "$25,000,000.00" and substituting therefore

"$35,000,000.00".



         2.02    AMENDMENT TO SECTION 3.01 (FEES).  Section 3.01 of the Loan

Agreement is hereby further amended by deleting subsections











EIGHTH AMENDMENT TO REVOLVING CREDIT AGREEMENT                            PAGE 1

(c) and (d) and substituting therefore a new subsection (c) as follows:



                 "(C)     Upon the execution of any modification of or

                 amendment to the Loan Agreement entered into on or after

                 February 12, 1998, which increases the Lender's Commitment from $25,000,000.00 up to and including $35,000,000.00, the

                 Company agrees to pay to the Lender an additional Commitment

                 Fee in the amount of $12,876.591.  Except as may be otherwise set forth therein, the additional Commitment Fee shall be due and payable upon the execution of such modification or

                 amendment.











____________________



     1  I based amount on $10,000,000.00 x 1% divided by 365 x 45 days.





EIGHTH AMENDMENT TO REVOLVING CREDIT AGREEMENT                            PAGE 2

                                  EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors

FirstCity Financial Corporation:



     We consent to incorporation by reference in the registration statements on

Form S-8 and Form S-3 of FirstCity Financial Corporation of our report dated

March 24, 1998, relating to the consolidated balance sheets of FirstCity

Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K of FirstCity

Financial Corporation.



                                            KPMG Peat Marwick LLP



Fort Worth, Texas

March 25, 1998

                                                                  EXHIBIT 23.2



                         INDEPENDENT AUDITORS' CONSENT



The Partners

Acquisition Partnerships:



     We consent to incorporation by reference in the registration statements on

Form S-8 and S-3 of FirstCity Financial Corporation of our report dated March

24, 1998, relating to the combined balance sheets of the WAMCO Partnerships as of December 31, 1997 and 1996, and the related combined statements of operations changes in partners' capital and cash flows for each of the years in the three-year period ended December 31, 1997 which report appears in the December

31, 1997, annual report on Form 10-K of FirstCity Financial Corporation.



                                            KPMG Peat Marwick LLP



Fort Worth, Texas

March 25, 1998

EXHIBIT 27


PERIOD-TYPE>                   12-MOS

FISCAL-YEAR-END>                          DEC-31-1997

PERIOD-END>                               DEC-31-1997

CASH>                                          31,605

SECURITIES>                                         0

RECEIVABLES>                                  533,751

ALLOWANCES>                                         0

INVENTORY>                                    180,066

CURRENT-ASSETS>                                     0

PP&E>                                               0

DEPRECIATION>                                       0

TOTAL-ASSETS>                                 940,119

CURRENT-LIABILITIES>                                0

BONDS>                                        750,781

PREFERRED-MANDATORY>                           41,908

PREFERRED>                                          0

COMMON>                                            65

OTHER-SE>                                     112,693

TOTAL-LIABILITY-AND-EQUITY>                   940,119

SALES>                                         87,138

TOTAL-REVENUES>                               192,577

CGS>                                           62,955

TOTAL-COSTS>                                   62,955

OTHER-EXPENSES>                                90,276

LOSS-PROVISION>                                 6,613

INTEREST-EXPENSE>                              12,433

INCOME-PRETAX>                                 20,300

INCOME-TAX>                                  (15,485)

INCOME-CONTINUING>                             35,785

DISCONTINUED>                                       0

EXTRAORDINARY>                                      0

CHANGES>                                            0

NET-INCOME>                                    29,425

EPS-PRIMARY>                                     4.51

EPS-DILUTED>                                     4.46

                                                                    APPENDIX B

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 10-Q



(MARK ONE)

[X]      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

         SECURITIES EXCHANGE ACT OF 1934



                 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1998 OR



[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

       SECURITIES EXCHANGE ACT OF 1934





                          COMMISSION FILE NUMBER 1-7614



                         FIRSTCITY FINANCIAL CORPORATION

             (Exact Name of Registrant as Specified in Its Charter)



                 DELAWARE                   76-0243729

   (State or Other Jurisdiction of       (I.R.S. Employer

    Incorporation or Organization)      Identification No.)



       6400 IMPERIAL DRIVE, WACO, TX           76712

 (Address   of   Principal   Executive      (Zip Code)

Offices)



                                 (254) 751-1750

              (Registrant's Telephone Number, Including Area Code)





         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange

Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]



         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities

Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [X] No [ ]



         The  number of shares  of common  stock,  par  value  $.01 per  share,

outstanding  at August 1, 1998 was 8,260,582.

                           FORWARD LOOKING INFORMATION



         This Quarterly Report on Form 10-Q may contain forward-looking statements. The factors identified under Item 2. Management's Discussion and

Analysis of Financial Condition and Results of Operations are important factors

(but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.



         When any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The words "believe," "expect," "estimate," "project," "anticipate" and similar expressions identify forward-looking statements.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS



                                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

                                            CONSOLIDATED BALANCE SHEETS

                                              (DOLLARS IN THOUSANDS,

                                              EXCEPT PER SHARE DATA)





                                                                           JUNE 30, 1998         DECEMBER 31, 1997

                                                                        --------------------    --------------------




                              ASSETS



Cash and cash equivalents                                                           $30,531                 $31,605

Portfolio Assets, net                                                                68,476                  89,951

Loans receivable, net                                                                55,912                  90,115

Mortgage loans held for sale                                                      1,021,185                 533,751

Investment securities                                                                43,046                   6,935

Equity investments in and advances to Acquisition Partnerships                       36,076                  35,529

Mortgage servicing rights                                                           124,242                  69,634

Receivable for servicing advances and accrued interest                               34,040                  21,410

Deferred tax benefit, net                                                            32,185                  30,614

Other assets, net                                                                    64,346                  30,575

                                                                       --------------------    --------------------

Total Assets                                                                     $1,510,039                $940,119

                                                                       ====================    ====================



        LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY



Liabilities:

Notes payable                                                                    $1,227,966                $750,781

Other liabilities                                                                    68,164                  34,672

                                                                       --------------------    --------------------

Total Liabilities                                                                 1,296,130                 785,453

Commitments and contingencies                                                            --                      --

Redeemable preferred stock:

Special preferred stock, including dividends of $669 (nominal stated value of

$21 per share; 2,500,000 shares authorized;

849,777 shares issued and outstanding)                                               18,515                  18,515

Adjusting  rate  preferred  stock,   including  dividends  of  $846

(redemption  value of $21 per share;  2,000,000 shares  authorized;

1,073,704 shares issued and outstanding)                                             23,393                  23,393

Shareholders' equity:

Optional  preferred  stock (par  value  $.01 per share;  98,000,000

shares authorized; no shares issued or outstanding)                                      --                      --

Common  stock (par value  $.01 per share;  100,000,000  authorized;

issued   and   outstanding:   8,260,582   and   6,526,510   shares,                      83                      65

respectively)

Paid in capital                                                                      78,091                  29,509

Retained earnings                                                                    93,827                  83,184

                                                                       --------------------    --------------------

Total Shareholders' Equity                                                          172,001                 112,758

                                                                       --------------------    --------------------

Total  Liabilities,  Redeemable  Preferred Stock and  Shareholders'              $1,510,039                $940,119

Equity                                                                 ====================    ====================






          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)







                                                             THREE MONTHS ENDED JUNE 30,       SIX MONTHS ENDED JUNE 30,

                                                            ------------------------------    -----------------------------

                                                                1998             1997            1998             1997

                                                            --------------    ------------    ------------    -------------


      Revenues:

      Gain on sale of mortgage and other loans                    $28,303          $7,999         $48,572          $13,320

      Gain on sale of automobile loans                              2,434              --           2,434               --

      Net mortgage warehouse income                                 2,395             526           4,117            1,292

      Gain on sale of mortgage servicing rights                        --           2,263              --            4,529

      Servicing fees:

      Mortgage                                                      5,588           3,414          10,282            6,985

      Other                                                         1,250           1,660           2,363            9,522

      Gain on resolution of Portfolio Assets                        2,839           4,891           5,936           10,192

      Equity in earnings of Acquisition Partnerships                1,523           2,772           4,737            4,313

      Rental income on real estate Portfolios                          75              87             156              157

      Interest income                                               2,898           3,449           6,697            6,228

      Other income                                                  2,239           2,409           6,276            3,570

      Interest income on Class A Certificate                           --           1,515              --            3,174

                                                           --------------    ------------    ------------    -------------

      Total revenues                                               49,544          30,985          91,570           63,282

      Expenses:

      Interest on other notes payable                               3,304           3,650           6,722            6,512

      Salaries and benefits                                        20,447          10,293          36,464           19,284

      Amortization:

      Mortgage servicing rights                                     4,126           1,596           7,302            3,143

      Other                                                           373             812             805            1,765

      Provision for loan losses                                       575           1,357           2,927            2,155

      Provision for valuation of mortgage servicing rights            500              --             500               --

      Occupancy, data processing, communication and other          13,121           8,608          24,812           16,185

                                                           --------------    ------------    ------------    -------------

      Total expenses                                               42,446          26,316          79,532           49,044

      Net earnings  before  minority  interest,  preferred          7,098                          12,038

      dividends and income taxes                                                    4,669                           14,238

      Benefit (provision) for income taxes                            755           (230)           1,396            (582)

                                                           --------------    ------------    ------------    -------------

      Net earnings before minority interest and preferred           7,853           4,439          13,434           13,656

            dividends

      Minority interest                                               229              69              14               69

      Preferred dividends                                           1,515           1,515           3,030            3,174

                                                           --------------    ------------    ------------    -------------

      Net earnings to common shareholders                          $6,109          $2,855         $10,390          $10,413

                                                           ==============    ============    ============    =============

      Net earnings per common share-- basic                         $0.84           $0.44           $1.51            $1.60

      Net earnings per common share-- diluted                       $0.83           $0.44           $1.47            $1.58

      Weighted average common shares outstanding-- basic            7,243           6,517           6,889            6,517

      Weighted average common shares outstanding-- diluted          7,401           6,549           7,045            6,575








          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)









                                          NUMBER OF          COMMON    PAID IN       RETAINED              TOTAL

                                        COMMON SHARES        STOCK     CAPITAL       EARNINGS          SHAREHOLDERS'

                                                                                                           EQUITY

                                       -------------- --------------  -------------- --------------  -----------------




           BALANCES, JANUARY 1, 1997        6,513,346            $65         $29,783        $54,954            $84,802

  Exercise of warrants, options and            13,164             --             318             --                318

  employee stock purchase plan

  Change in subsidiary year end                    --             --              --        (1,195)            (1,195)

  Net earnings, after minority                     --             --              --         35,628             35,628

  interest, for 1997

  Preferred dividends                              --             --              --        (6,203)            (6,203)

  Other                                            --             --           (592)             --              (592)

                                       -------------- --------------  -------------- --------------  -----------------

  BALANCES, DECEMBER 31, 1997               6,526,510             65          29,509         83,184            112,758

  Exercise of warrants, options and           491,922              5          12,275             --             12,280

  employee stock purchase plan

  Issuance of common stock to acquire          41,000              1           2,149             --              2,150

  the minority interest of subsidiary

  Issuance of common stock in public        1,201,150             12          34,158             --             34,170

  offering

  Net earnings, after minority                     --             --              --         13,420             13,420

  interest, for six months ended June

  30, 1998

  Foreign currency translation and                 --             --              --            253                253

  other adjustments

  Preferred dividends                              --             --              --        (3,030)            (3,030)

                                       -------------- --------------  -------------- --------------  -----------------

  BALANCES, JUNE 30, 1998                   8,260,582            $83         $78,091        $93,827           $172,001

                                       ============== ==============  ============== ==============  =================










          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)





                                                             SIX MONTHS ENDED JUNE 30,

                                                          --------------------------------

                                                              1998              1997

                                                         --------------    --------------




Cash flows from operating activities:

  Net earnings  before  minority  interest and preferred        $13,434           $13,656

dividends

  Adjustments  to  reconcile  net  earnings  to net cash

used in

    operating activities, net of effect of acquisitions:

    Proceeds from resolution of Portfolio Assets                 30,032            30,122

    Gain on resolution of Portfolio Assets                      (5,936)          (10,192)

    Purchase of Portfolio  Assets and loans  receivable,       (11,827)          (20,791)

net

    Origination of automobile receivables                      (57,762)          (50,071)

    Gain on sale of mortgage servicing rights                        --           (4,529)

    Increase in mortgage loans held for sale                  (487,434)          (87,131)

    Increase in construction loans receivable                   (9,569)           (5,488)

    Originated mortgage servicing rights                       (62,409)          (20,981)

    Purchases of mortgage servicing rights                         (69)           (5,677)

    Proceeds from sale of mortgage servicing rights                  --            13,826

    Provision  for loan losses and valuation of mortgage          3,427             2,155

servicing                    rights

    Equity in earnings of Acquisition Partnerships              (4,737)           (4,313)

    Proceeds from performing  Portfolio Assets and loans         57,491            46,457

receivable,                 net

    (Increase) decrease in net deferred tax asset               (1,571)                13

    Depreciation and amortization                                 9,185             7,360

    Increase in other assets                                   (32,221)          (34,246)

    Increase in other liabilities                                38,775            11,795

                                                         --------------    --------------

         Net cash used in operating activities                (521,191)         (118,035)

                                                         --------------    --------------

Cash flows from investing activities:

  Payments on advances to acquisition partnerships and               --             1,029

          affiliates

  Acquisition of subsidiaries                                        --             1,118

  Principal payments on Class A Certificate                          --            33,807

  Property and equipment, net                                   (3,269)           (1,752)

  Contributions to Acquisition Partnerships                    (13,581)          (11,378)

  Distributions from Acquisition Partnerships                    15,653             7,759

                                                         --------------    --------------

         Net  cash   provided  by  (used  in)  investing        (1,197)            30,583

activities

                                                         --------------    --------------

Cash flows from financing activities:

  Borrowings under notes payable                             10,630,721         4,754,364

  Payments of notes payable                                (10,152,827)       (4,640,385)

  Purchase of special preferred stock                                --          (12,567)

  Proceeds from issuance of common stock                         46,450               111

  Distributions to minority interest                                 --           (5,669)

  Preferred dividends paid                                      (3,030)           (3,597)

  Other increases in paid in capital                                 --               311

                                                         --------------    --------------

         Net cash provided by financing activities              521,314            92,568

                                                         --------------    --------------

Net increase (decrease) in cash                                $(1,074)            $5,116

Cash, beginning of period                                        31,605            16,445

                                                         --------------    --------------

Cash, end of period                                             $30,531           $21,561

                                                         ==============    ==============

Supplemental disclosure of cash flow information:

Cash paid during the period for:

    Interest                                                    $28,867           $15,621

    Income taxes                                                   $231              $104






          See accompanying notes to consolidated financial statements.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 1998

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



(1) BASIS OF PRESENTATION



         The unaudited consolidated financial statements of FirstCity Financial

Corporation ("FirstCity" or the "Company") reflect, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly FirstCity's financial position at June

30, 1998, the results of operations and the cash flows for the three month and six month periods ended June 30, 1998 and 1997. Additionally, the Company's merger with Harbor Financial Group, Inc. ("Mortgage Corp.") on July 1, 1997 has

been accounted for as a pooling of interests. The accompanying consolidated financial statements have been retroactively restated to reflect the pooling of interests.



         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimation of future collections on purchased portfolio assets used in the calculation of net gain on resolution of portfolio assets, interest rate environments, prepayment speeds of loans in servicing portfolios, collectibility on loans held in inventory and for investment. Actual results could differ materially from those estimates. Certain amounts in the financial statements for prior periods have been reclassified to conform with current financial statement presentation.



(2) MERGERS AND ACQUISITIONS



         On July 1, 1997, the Company merged with Mortgage Corp. (the "Harbor

Merger"). The Company issued 1,580,986 shares of its common stock in exchange for 100% of Mortgage Corp.'s outstanding capital stock in a transaction accounted for as a pooling of interests. Mortgage Corp. originates and services residential and commercial mortgage loans. Mortgage Corp. had approximately $12 million in equity, assets of over $300 million and 700 employees prior to the

Harbor Merger.



         At year end 1997, an unrelated party exercised warrants to acquire a four percent minority interest in Mortgage Corp.'s subsidiary, Harbor Financial

Mortgage Corporation. On March 31, 1998, the Company issued 41,000 shares of common stock in exchange for the four percent minority interest in this subsidiary.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

The Company's net revenues, net earnings to common shareholders and net earnings per common share, for the three months and six months ended June 30, 1997,

before and after the Harbor Merger are summarized as follows:





                                                                       THREE MONTHS            SIX MONTHS ENDED

                                                                      ENDED JUNE 30,                JUNE 30,

                                                                           1997                       1997

                                                                 -------------------------    ------------------


           Net revenues (including equity earnings):

           Before 1997 pooling                                                  $15,273                 $34,838

           1997 pooling                                                          15,712                  28,444

           After 1997 pooling                                                    30,985                  63,282

           Net earnings to common shareholders:

           Before 1997 pooling                                                   $2,066                  $8,966

           1997 pooling                                                             789                   1,447

           After 1997 pooling                                                     2,855                  10,413

           Net earnings per common share - diluted:

           Before 1997 pooling                                                    $0.42                   $1.79

           1997 pooling                                                            0.02                  (0.21)

           After 1997 pooling                                                      0.44                    1.58






         In the first quarter of 1997, FirstCity received $6.8 million (recorded as servicing fees) from the FirstCity Liquidating Trust (the "Trust") for termination of the Investment Management Agreement.



(3) PORTFOLIO ASSETS



         Portfolio Assets are summarized as follows:





                                                                     JUNE 30,            DECEMBER

                                                                       1998              31,1997

                                                                 ----------------    ---------------




           Non-performing                                                $106,757           $130,657

           Performing                                                      12,187             16,131

           Real estate                                                     16,721             22,777

                                                                 ----------------    ---------------

           Total                                                          135,665            169,565

           Discount  required  to  reflect  Portfolio  Assets at         (67,189)           (79,614)

           carrying value

                                                                 ----------------    ---------------

           Portfolio Assets, net                                          $68,476            $89,951

                                                                 ================    ===============




         Portfolio Assets are pledged to secure non-recourse notes payable.



(4) LOANS RECEIVABLE



         Loans receivable are summarized as follows:





                                                                  JUNE 30,          DECEMBER 31,

                                                                    1998                1997

                                                             -----------------   -----------------




           Construction loans receivable                               $29,163             $19,594

           Residential mortgage and other loans held for                 8,364               6,386

           investment

           Automobile and consumer finance receivables                  24,876              73,417

           Allowance for loan losses                                   (6,491)             (9,282)

                                                             -----------------   -----------------

           Loans receivable, net                                       $55,912             $90,115

                                                             =================   =================



                                       8


                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

        The activity in the allowance for loan losses is summarized as follows for the periods indicated:





                                                      SIX MONTHS ENDED

                                                           JUNE 30,

                                                 --------------------------

                                                      1998         1997

                                                 ------------- ------------




Balances, beginning of period                           $9,282       $2,693

Provision for loan losses                                2,852        2,155

Discounts acquired                                       8,649        4,936

Reduction in contingent liabilities                         --          458

Allocation of reserves to sold loans                   (7,602)           --

Charge off activity:

Principal balances charged off                         (8,956)      (7,460)

Recoveries                                               2,266        1,158

                                                 ------------- ------------

Net charge offs                                        (6,690)      (6,302)

                                                 ------------- ------------

Balances, end of period                                 $6,491       $3,940

                                                 ============= ============




         During 1997, a note recorded at the time of original purchase of the initial automobile finance receivables pool and contingent on the ultimate performance of the pool was adjusted to reflect a reduction in anticipated payments due pursuant to the contingency. The reduction in the recorded contingent liability was recorded as an increase in the allowance for losses.



(5) MORTGAGE LOANS HELD FOR SALE



         Mortgage loans held for sale include loans collateralized by first lien mortgages on one-to-four family residences as follows:







                                                             JUNE 30, 1998    DECEMBER 31,1997

                                                            --------------   ------------------




                     Residential mortgage loans                   $993,677             $522,970

                     Unamortized premiums and discounts             27,508               10,781

                                                            --------------   ------------------

                                                                $1,021,185             $533,751

                                                            ==============   ==================




(6) INVESTMENT SECURITIES



         The Company has investment securities (investments) consisting of rated securities, retained interests and related interest only strips (collectively referred to as residual interests) which are all attributable to loans sold through securitization transactions by the Company. The investments are accounted for in accordance with SFAS No.115, "Accounting for Investments in

Certain Debt and Equity Marketable Securities" and classified as available for sale. Accordingly, the Company records these investments at estimated fair value. The increases or decreases in estimated fair value are recorded as unrealized gains or losses in the accompanying consolidated statement of shareholders' equity. The determination of fair value is based on the present value of the anticipated excess cash flows using valuation assumptions unique to each securitization. As of June 30, 1998 and December 31, 1997 the Company had

recorded no unrealized gain or loss on the investments. Investments are comprised of the following as of the dates indicated.























                                                                     JUNE 30,            DECEMBER

                                                                       1998              31,1997

                                                                 ----------------    ---------------




           Rated securities                                                $2,801     $           --

           Interest only strips                                            19,849              3,396

           Retained interests                                              20,164              3,308

           Other securities                                                    88                 --

           Accrued interest                                                   144                231

                                                                 ----------------    ---------------

           Investment securities                                          $43,046             $6,935

                                                                 ================    ===============


                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

The activity in investments for the six months ended June 30, 1998 and the year ended December 31, 1997 is as follows:





                                                                     JUNE 30,            DECEMBER

                                                                       1998              31,1997

                                                                 ----------------    ---------------




           Balance, beginning of period                                    $6,935     $           --

           Cost allocated from securitizations                             37,175              6,925

           Interest accreted.                                                 688                548

           Increase in other securities, net                                   88                 --

           Cash received from trusts                                      (1,840)              (538)

                                                                 ----------------    ---------------

           Balance, end of period                                         $43,046             $6,935

                                                                 ================    ===============






The investments are valued using discount rates ranging from 12% to 15% for both home equity and consumer residual interests. Estimated loss rates range from

1.5% to 14% and prepayment assumptions range from 12% to 30% and 3% to 5% on home equity and consumer residual interests, respectively.



(7) INVESTMENTS IN ACQUISITION PARTNERSHIPS



The Company has investments in Acquisition Partnerships and their general partners that are accounted for on the equity method. The condensed combined financial position and results of operations of the Acquisition Partnerships,

which include the domestic and foreign Acquisition Partnerships and their general partners, are summarized below:



                        CONDENSED COMBINED BALANCE SHEETS





                                                                    JUNE 30,            DECEMBER

                                                                     1998               31,1997

                                                                 ---------------   ----------------




                 Assets                                                 $278,649           $338,484

                                                                 ===============   ================

                 Liabilities                                            $186,025           $250,477

                 Net equity                                               92,624             88,007

                                                                 ---------------   ----------------

                                                                        $278,649           $338,484

                                                                 ===============   ================

                 Company's equity in Acquisition Partnerships            $36,076            $35,529

                                                                 ===============   ================






                     CONDENSED COMBINED SUMMARY OF EARNINGS





                                                         THREE MONTHS ENDED              SIX MONTHS ENDED

                                                              JUNE 30,                        JUNE 30,

                                                   -----------------------------   ----------------------------

                                                       1998             1997           1998            1997

                                                   ------------    -------------   ------------    ------------




     Proceeds from resolution of Portfolio Assets       $30,070          $91,068        $87,628        $115,652

     Gross margin                                         9,110           11,857         27,643          19,558

     Interest   income  on  performing   portfolio        2,169            1,822          4,622           3,728

     assets

     Net earnings                                        $3,860           $7,424        $12,982         $11,015

                                                   ============    =============   ============    ============

     Company's equity in earnings of Acquisition         $1,523           $2,772         $4,737          $4,313

     Partnerships                                  ============    =============   ============    ============






(8) PREFERRED STOCK AND SHAREHOLDERS' EQUITY



         In May 1998, the Company closed the public offering of 1,542,150 shares of FirstCity common stock, of which 341,000 shares were sold by selling shareholders. Net proceeds (after expenses) of $34.2 million were used to retire debt.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

         On May 11, 1998, the Company notified holders of its outstanding warrants to purchase shares of common stock that it was exercising its option to repurchase such warrants for $1.00 each. In June 1998, as a result of such notification, warrants representing 471,380 shares of common stock were exercised for an aggregate warrant purchase price of $11.8 million.



         In the first six months of 1997, the Company purchased 537,430 shares of special preferred stock. In the third quarter of 1997, 1,073,704 shares of special preferred stock were exchanged for a like number of shares of adjusting rate preferred stock. At June 30, 1998, accrued dividends totaled $.7 million for special preferred stock and $.8 million for adjusting rate preferred stock,

or $.7875 per share, and were paid on July 15, 1998.



         On July 17, 1998 the Company filed a shelf registration statement with the Securities and Exchange Commission which allows the Company to issue up to

$250 million in debt and equity securities from time to time in the future. The registration statement became effective July 28, 1998.



         Earnings per share ("EPS") has been calculated in conformity with SFAS

No. 128, Earnings Per Share, and all prior periods have been restated. A reconciliation between the weighted average shares outstanding used in the basic and diluted EPS computations is as follows:







                                                              THREE MONTHS ENDED               SIX MONTHS ENDED

                                                                  JUNE 30,                        JUNE 30,

                                                          -------------------------       -------------------------

                                                              1998          1997              1998          1997

                                                          -----------    ----------       ------------   ----------




Net earnings to common shareholders                            $6,109        $2,855            $10,390      $10,413

                                                          ===========    ==========       ============   ==========

Weighted average common shares outstanding - basic              7,243         6,517              6,889        6,517

Effect of dilutive securities:

Assumed exercise of stock options                                  78            32                 76           45

Assumed exercise of warrants                                       80            --                 80           13

                                                          -----------    ----------       ------------   ----------

Weighted average common shares outstanding - diluted            7,401         6,549              7,045        6,575

                                                          ===========    ==========       ============   ==========

Net earnings per common share - basic                           $0.84         $0.44              $1.51        $1.60

Net earnings per common share - diluted                         $0.83         $0.44              $1.47        $1.58






         The Company adopted Financial Accounting Standards Board Statement No.

130, Reporting Comprehensive Income ("SFAS 130") as of January 1, 1998. SFAS 130

establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 also requires the accumulated balance of other comprehensive income to be displayed separately in the equity section of the consolidated balance sheet. The accumulated balance of other comprehensive income at each of June 30, 1998 and December 31, 1997 was $(1) and $44,

respectively, and other comprehensive income for the six months ended June 30,

1998 and 1997 was $(45) and $0, respectively. The adoption of this statement had no material impact on net earnings or shareholders' equity.



(9) INCOME TAXES



         Federal income taxes are provided at a 35% rate. Net operating loss carry forwards ("NOLs") are available to FirstCity and are recognized as an offset to the provision in the period during which the benefit is determined to be realizable. During the first six months of 1998, FirstCity recognized a deferred tax benefit of $1.5 million (compared to $.6 million in the first six months of 1997). Realization of the resulting net deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of the net operating loss carry forwards. Although realization is not assured,

management believes it is more likely than not that all of the recorded deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted in the future if estimates of future taxable income during the carry forward period change.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

(10) COMMITMENTS AND CONTINGENCIES



         The Company is involved in various legal proceedings in the ordinary course of business. In the opinion of management, the resolution of such matters will not have a material adverse impact on the consolidated financial condition,

results of operations or liquidity of the Company.



                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



         The Company is a 50% owner in an entity that is obligated to advance up to $2.5 million toward the acquisition of Portfolio Assets from financial institutions in California. At June 30, 1998, advances of $.2 million had been made under the obligation.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

        RESULTS OF OPERATIONS



OVERVIEW



         The Company is a diversified financial services company engaged in residential and commercial mortgage banking ("Mortgage Corp."), Portfolio Asset acquisition and resolution ("Commercial Corp.") and consumer lending ("Consumer

Corp."). The mortgage banking business involves the origination, acquisition and servicing of residential and commercial mortgage loans and the subsequent warehousing, sale or securitization of such loans through various public and private secondary markets. The Portfolio Asset acquisition and resolution business involves acquiring Portfolio Assets at a discount to Face Value and servicing and resolving such Portfolios in an effort to maximize the present value of the ultimate cash recoveries. The Company also seeks opportunities to originate and retain high yield commercial loans to businesses and to finance real estate projects that are unable to access traditional lending sources. The consumer lending business involves the acquisition, origination, warehousing,

securitization and servicing of consumer receivables. The Company's current consumer lending operations are focused on the acquisition of sub-prime automobile receivables.



         The Company's financial results are affected by many factors including levels of and fluctuations in interest rates, fluctuations in the underlying values of real estate and other assets, and the availability and prices for loans and assets acquired in all of the Company's businesses. The Company's business and results of operations are also affected by the availability of financing with terms acceptable to the Company and the Company's access to capital markets, including the securitization markets.



         The Harbor Merger, which occurred in July 1997, was accounted for as a pooling of interests. The Company's historical financial statements have therefore been retroactively restated to include the financial position and results of operations of Mortgage Corp. for all periods presented. As a result of the significant period to period fluctuations in the revenues and earnings of the Company's Portfolio Asset acquisition and resolution business, period to period comparisons of the Company's results of operations may not be meaningful.



ANALYSIS OF REVENUES AND EXPENSES



         The following table summarizes the revenues and expenses of each of the

Company's businesses and presents the contribution that each business makes to the Company's operating margin.



                        SUMMARY OF REVENUES AND EXPENSES

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                                 SECOND QUARTER                     SIX MONTHS ENDED

                                                                                                        JUNE 30,

                                                       ---------------------------------     ------------------------------

                                                             1998              1997               1998             1997

                                                       ---------------    --------------     -------------    -------------


MORTGAGE BANKING:

Revenues:

Net mortgage warehouse income                                   $2,395              $526            $4,117           $1,292

Gain on sale of mortgage loans                                  28,303             7,999            48,572           13,320

Servicing fees                                                   5,588             3,414            10,282            6,985

Other                                                            1,552             3,773             3,556            6,848

                                                       ---------------    --------------     -------------    -------------

Total                                                           37,838            15,712            66,527           28,445

Expenses:

Salaries and benefits                                           17,216             7,647            30,151           13,573

Amortization of mortgage servicing rights                        4,126             1,596             7,302            3,143

Provision for valuation of mortgage servicing rights               500                --               500               --

Interest on other notes payables                                   486               304               987              559

Occupancy, data processing, communication and other              9,410             4,887            17,514            8,846

                                                       ---------------    --------------     -------------    -------------

Total                                                           31,738            14,434            56,454           26,121

                                                       ---------------    --------------     -------------    -------------

Operating contribution before direct taxes                      $6,100            $1,278           $10,073           $2,324

                                                       ===============    ==============     =============    =============

Operating contribution, net of direct taxes                     $6,100              $833            $9,984           $1,491

                                                       ===============    ==============     =============    =============

         PORTFOLIO ASSET ACQUISITION AND RESOLUTION:

Revenues:

Gain on resolution of Portfolio Assets                          $2,839            $4,891            $5,936          $10,192

Equity in earnings of Acquisition Partnerships                   1,523             2,772             4,737            4,313

Servicing fees (1)                                                 666             1,554             1,395            9,382






                                                                 SECOND QUARTER                     SIX MONTHS ENDED

                                                                                                        JUNE 30,

                                                       ---------------------------------     ------------------------------

                                                             1998              1997               1998             1997

                                                       ---------------    --------------     -------------    -------------


Other                                                              512             1,001             2,510            2,033

                                                       ---------------    --------------     -------------    -------------

Total                                                            5,540            10,218            14,578           25,920

Expenses:

Salaries and benefits                                            1,100             1,268             2,267            2,883

Interest on other notes payable                                  1,336             1,762             2,812            3,214

Asset level expenses,  occupancy,  data processing and           1,886             2,835             4,098            6,033

other

                                                       ---------------    --------------     -------------    -------------

Total                                                            4,322             5,865             9,177           12,130

                                                       ---------------    --------------     -------------    -------------

Operating contribution before direct taxes                      $1,218            $4,353            $5,401          $13,790

                                                       ===============    ==============     =============    =============

Operating contribution, net of direct taxes                     $1,223            $4,348            $5,392          $13,685

                                                       ===============    ==============     =============    =============

         CONSUMER LENDING:

          Revenues:

 Gain on sale of automobile loans                               $2,434     $          --            $2,434

                                                                                                              $          --

 Interest income                                                 2,659             2,777             5,225            4,869

 Servicing fees and other                                          653               186             1,043              234

                                                       ---------------    --------------     -------------    -------------

 Total                                                           5,746             2,963             8,702            5,103

 Expenses:

 Salaries and benefits                                           1,292               592             2,404            1,097

 Provision for loan losses                                         500             1,357             2,852            2,155

 Interest on other notes payable                                   939             1,113             1,819            1,835

 Occupancy, data processing and other                            1,658               761             2,765            1,594

                                                       ---------------    --------------     -------------    -------------

 Total                                                           4,389             3,823             9,840            6,681

                                                       ===============    ==============     =============    =============

 Operating contribution before direct taxes                     $1,357            $(860)          $(1,138)         $(1,578)

                                                       ===============    ==============     =============    =============

 Operating contribution, net of direct taxes                    $1,357            $(862)          $(1,138)         $(1,581)

                                                       ===============    ==============     =============    =============

     Total  operating  contribution,   net  of

direct taxes                                                    $8,680            $4,319           $14,238          $13,595

                                                       ===============    ==============     =============    =============



         CORPORATE OVERHEAD:

Interest income on Class A Certificate (2)              $           --            $1,515                             $3,174

                                                                                                $      --

Salaries and  benefits,  occupancy,  professional  and         (1,806)           (1,764)           (2,318)          (3,782)

other income and expenses, net

Deferred tax benefit                                               750               300             1,500              600

                                                       ---------------    --------------     -------------    -------------

Net earnings before preferred dividends                          7,624             4,370            13,420           13,587

Preferred dividends                                              1,515             1,515             3,030            3,174

                                                       ---------------    --------------     -------------    -------------

Net earnings to common shareholders                             $6,109            $2,855           $10,390          $10,413

                                                       ===============    ==============     =============    =============

         SHARE DATA:

Net earnings per common share-- basic                            $0.84             $0.44             $1.51            $1.60

Net earnings per common share-- diluted                          $0.83             $0.44             $1.47            $1.58

Weighted average common shares outstanding - basic               7,243             6,517             6,889            6,517

Weighted average common shares outstanding - diluted             7,401             6,549             7,045            6,575






(1) Includes $6.8 million received as a result of terminating the Investment

    Management Agreement with FirstCity Liquidating Trust in first quarter 1997.

(2) Prior to June 30, 1997, income was received from FirstCity Liquidating Trust equal to the Company's preferred stock dividend obligation.





ORIGINATION AND OTHER FINANCIAL DATA:

Mortgage Corp.:





                                                                 SECOND QUARTER                     SIX MONTHS ENDED

                                                                                                        JUNE 30,

                                                       ---------------------------------     ------------------------------

                                                             1998              1997               1998             1997

                                                       ---------------    --------------     -------------    -------------




Origination of residential mortgage loans:

Conventional                                                $1,584,727          $466,256        $2,945,592         $876,352

Agency                                                         377,364           118,060           708,592          201,291






                                                                 SECOND QUARTER                     SIX MONTHS ENDED

                                                                                                        JUNE 30,

                                                       ---------------------------------     ------------------------------

                                                             1998              1997               1998             1997

                                                       ---------------    --------------     -------------    -------------






Home equity                                                     89,022            48,477           147,284           59,522

Other                                                           37,075            16,235            56,987           24,138

                                                       ---------------    --------------     -------------    -------------

Total                                                       $2,088,188          $649,028        $3,858,455       $1,161,303

                                                       ===============    ==============     =============    =============

Origination of commercial mortgage loans:

Correspondent                                                  $67,985           $42,474          $181,250          $42,474

Construction                                                    12,767            15,623            28,363           26,380

                                                       ---------------    --------------     -------------    -------------

Total                                                          $80,752           $58,097          $209,613          $68,854



                                                       ===============    ==============     =============    =============

Acquisition of Home Equity Loans                               $69,312     $          --          $105,728     $         --



Commercial Corp.:

Aggregate purchase price of assets acquired                    $17,869           $10,949           $69,840          $58,187

Proceeds from resolution                                        43,126           106,348           117,660          145,774

Consumer Corp.:

Aggregate acquisition of automobile and other                  $33,255           $21,980           $66,630          $53,104

consumer receivables






         MORTGAGE BANKING



The following table presents selected information regarding the revenues and expenses of the Company's mortgage banking business.



                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                                MORTGAGE BANKING

                             (DOLLARS IN THOUSANDS)





                                                                                              SIX MONTHS ENDED

                                                               SECOND QUARTER                     JUNE 30,

                                                      -------------------------------    --------------------------

                                                            1998             1997            1998          1997

                                                      ---------------   -------------    -----------  -------------




         WAREHOUSE INVENTORY:

         Average inventory balance                           $745,982        $207,978       $907,195       $226,474

         Net mortgage warehouse income:

         Dollar amount                                          2,395             526          4,117          1,292

         Annualized  percentage of average  inventory           1.28%           1.01%          0.91%          1.14%

         balance

         GAIN ON SALE OF MORTGAGE LOANS:

         Gain  on  sale  of   mortgage   loans  as  a

         percentage of loans sold:

         Residential                                            1.15%           1.21%          1.26%          1.13%

         Home Equity                                            4.43%           4.44%          4.59%          4.20%

         Securitized Home Equity                                1.24%              --          1.24%             --

         OMSR income as a percentage  of  residential           1.78%           1.68%          1.80%          1.72%

         mortgage loans sold

                  SERVICING REVENUES:

         Average servicing portfolios:

         Residential                                       $5,621,502      $3,496,301     $5,119,061     $3,462,207

         Commercial                                         1,388,470         978,812      1,433,898        623,561

         Sub-serviced                                       1,099,795         833,533        960,261        824,958

         Servicing fees:

         Residential                                           $5,123          $2,991         $9,407         $6,323

         Commercial                                               247             210            485            253

         Sub-serviced                                             218             213            390            409

                                                      ---------------   -------------    -----------  -------------

         Total                                                 $5,588          $3,414        $10,282         $6,985

         Annualized servicing fee percentage:

         Residential                                            0.36%           0.34%          0.37%          0.37%

         Commercial                                             0.07%           0.09%          0.07%          0.08%

         Sub-serviced                                           0.08%           0.10%          0.08%          0.10%

         Gain on sale of servicing rights                         $--          $2,263     $       --         $4,529

         Amortization of servicing rights:

         Servicing rights amortization                         $4,126          $1,596         $7,302         $3,143










                                                                                            SIX MONTHS ENDED

                                                               SECOND QUARTER                     JUNE 30,

                                                      -------------------------------    --------------------------

                                                            1998             1997            1998          1997

                                                      ---------------   -------------    -----------  -------------


         Servicing rights amortization as a                     0.29%           0.18%          0.29%          0.18%

         percentage of average residential servicing

         portfolio (annualized)

                  PERSONNEL:

         Personnel expenses                                   $17,216          $7,647        $30,151        $13,573

         Number of personnel (at period end):

         Production                                               511             313

         Servicing                                                146             120

         Other                                                    710             338

                                                      ---------------   -------------

         Total                                                  1,367             771

                                                      ===============   =============




PORTFOLIO ASSET ACQUISITION AND RESOLUTION



         During the first quarter of 1997, the Trust terminated the Investment

Management Agreement and paid Commercial Corp. a termination payment of $6.8 million representing the present value of servicing fees projected to have been earned by Commercial Corp. upon the liquidation of the assets of the Trust,

which was expected to occur principally in 1997. The following table presents selected information regarding the revenues and expenses of the Company's

Portfolio Asset acquisition and resolution business.



                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                   PORTFOLIO ASSET ACQUISITION AND RESOLUTION

                             (DOLLARS IN THOUSANDS)



                                                                                              SIX MONTHS ENDED

                                                               SECOND QUARTER                     JUNE 30,

                                                      -------------------------------    --------------------------

                                                            1998             1997            1998          1997

                                                      ---------------   -------------    -----------  -------------


       GAIN ON RESOLUTION OF PORTFOLIO ASSETS:

       Average investment:

       Nonperforming Portfolios                               $42,201           $57,445        $46,005        $51,667

       Performing Portfolios                                   13,177             8,335         14,956          8,314

       Real estate Portfolios                                  17,639            21,773         18,053         22,810

                Gain  on   resolution   of  Portfolio

       Assets:

       Nonperforming Portfolios                                $1,626            $4,057         $3,889         $8,029

       Performing Portfolios                                       --                --            299             --

       Real estate Portfolios                                   1,213               834          1,748          2,163

                                                      ---------------   ---------------   ------------    -----------

       Total                                                   $2,839            $4,891         $5,936        $10,192

                                                      ===============   ===============   ============    ===========

       Interest income on performing Portfolios                 $455              $571         $1,186         $1,061

                         Gross profit percentage on

       resolution of Portfolio Assets:

       Nonperforming Portfolios                                20.37%            32.05%         21.97%         34.47%

       Performing Portfolios                                       --                --          7.99%             --

       Real estate Portfolios                                  22.26%            31.82%         20.35%         31.67%

       Weighted average gross profit percentage                21.74%            32.01%         19.77%         33.84%

       Interest       yield       on       performing          13.81%            27.40%         15.86%         25.52%

       Portfolios              (annualized)

       SERVICING FEE REVENUES:

       Acquisition partnerships                                  $648            $1,510         $1,308         $2,383

       Trust                                                       --                --             --          6,800

       Affiliates                                                  18                44             87            199

                                                      ---------------   ---------------   ------------    -----------

       Total                                                     $666            $1,554         $1,395         $9,382

                                                      ===============   ===============   ============    ===========

                PERSONNEL:

       Personnel expenses                                      $1,100            $1,268         $2,267         $2,883

       Number of personnel (at period end):

       Production                                                  11                11

       Servicing                                                   70                92

                                                      ---------------   ---------------

       Total                                                       81               103

                                                      ===============   ===============




                                                                                              SIX MONTHS ENDED

                                                               SECOND QUARTER                     JUNE 30,

                                                      -------------------------------    --------------------------

                                                            1998             1997            1998          1997

                                                      ---------------   -------------    -----------  -------------




       Interest expense:

       Average debt                                           $70,641           $81,298        $73,589        $71,038

       Interest expense                                         1,336             1,703          2,812          3,154

       Average yield (annualized)                               7.56%             8.38%          7.64%          8.88%








The following chart presents selected information regarding the revenues and expenses of the Acquisition Partnerships.



                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                            ACQUISITION PARTNERSHIPS

                             (DOLLARS IN THOUSANDS)







                                                                                              SIX MONTHS ENDED

                                                                 SECOND QUARTER                     JUNE 30,

                                                        -------------------------------    --------------------------

                                                              1998             1997            1998          1997

                                                        ---------------   -------------    -----------  -------------




       GAIN ON RESOLUTION OF PORTFOLIO ASSETS:

                Gain  on   resolution   of  Portfolio            $9,110             $11,857          $27,643       $19,558

       Assets

       Gross profit percentage on resolution of                  30.30%              13.02%           31.55%        16.91%

       Portfolio Assets

       Interest income on performing Portfolios                   2,169               1,822            4,622         3,728

       Other income                                                 163                 567              333           858

       INTEREST EXPENSE:

       Interest expense                                          $3,016              $3,174           $6,957        $6,158

       Average yield (annualized)                                 7.03%               9.59%            7.04%         9.19%

       OTHER EXPENSES:

       Servicing fees                                            $1,364              $1,664           $2,785        $2,667

       Legal                                                        577                 643              985         1,224

       Property protection                                          958               1,303            1,994         2,266

       Other                                                      1,667                  38            6,895           814



                                                       -----------------    ----------------    -------------   -----------

       Total other expenses                                       4,566               3,648           12,659         6,971

                                                       -----------------    ----------------    -------------   -----------

       NET EARNINGS                                              $3,860              $7,424          $12,982       $11,015

                                                       =================    ================    =============   ===========


CONSUMER LENDING



         The following chart presents selected information regarding the revenues and expenses of Consumer Corp.'s consumer lending business.



                   ANALYSIS OF SELECTED REVENUES AND EXPENSES

                                CONSUMER LENDING

                             (DOLLARS IN THOUSANDS)







                                                                                              SIX MONTHS ENDED

                                                           SECOND QUARTER                     JUNE 30,

                                                  -------------------------------    --------------------------

                                                        1998             1997            1998          1997

                                                  ---------------   -------------    -----------  -------------


       INTEREST INCOME:

       Average loans and investments:

       Auto                                               $45,697            $59,158        $51,085         $51,223

       Investments                                         22,677              3,463         18,278           1,732

       Interest income:

       Auto                                                $2,221             $2,517         $4,470          $4,530

       Investments                                            392                 78            689              78

       Average yield (annualized):

       Auto                                                19.44%             17.02%         17.50%          17.69%

       Investments                                          6.91%              9.01%          7.54%           9.01%

       SERVICING FEE REVENUES:

       Affiliates                                            $584               $106           $968            $140

                PERSONNEL:

       Personnel expenses                                  $1,292               $592         $2,404          $1,097

       Number of personnel (at period end):

       Production                                              67                 45

       Servicing                                               97                 20

                                                  ---------------   ----------------

       Total                                                  164                 65

                                                  ===============   ================

       INTEREST EXPENSE:

       Average debt                                       $41,521            $50,438        $41,158         $41,586

       Interest expense                                       939              1,113          1,819           1,808

       Average yield (annualized)                           9.05%              8.83%          8.84%           8.69%








BENEFIT (PROVISION) FOR INCOME TAXES



         The Company has substantial federal NOLs, which can be used to offset the tax liability associated with the Company's pre-tax earnings until the earlier of the expiration or utilization of such NOLs. The Company accounts for the benefit of the NOLs by recording the benefit as an asset and then establishing an allowance to value the net deferred tax asset at a value commensurate with the Company's expectation of being able to utilize the recognized benefit in the next three to four year period. Such estimates are reevaluated on a quarterly basis with the adjustment to the allowance recorded as an adjustment to the income tax expense generated by the quarterly earnings.

Significant events that change the Company's view of its currently estimated ability to utilize the tax benefits, such as the Harbor Merger in the third quarter of 1997, result in substantial changes to the estimated allowance required to value the deferred tax benefits recognized in the Company's periodic financial statements. Similar events could occur in the future, and would impact the quarterly recognition of the Company's estimate of the required valuation allowance associated with its NOLs.



RESULTS OF OPERATIONS



         The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company (including the Notes thereto) included elsewhere in this Quarterly Report on Form 10-Q.



SECOND QUARTER 1998 COMPARED TO SECOND QUARTER 1997



         The Company reported net earnings before minority interest and preferred dividends of $7.9 million in the second quarter of 1998 (including a

$.8 million deferred tax benefit) compared to $4.4 million in the second quarter of 1997. Net earnings to common shareholders were $6.1 million in 1998 compared to $2.9 million in 1997. On a per share basis, basic net earnings attributable to common shareholders were $.84 in 1998 compared to $.44 in 1997. Diluted net earnings per common share were $.83 in 1998 compared to $.44 in 1997.

Mortgage Banking



         Mortgage Corp. experienced significant revenue growth in the second quarter of 1998 relative to 1997 increasing to $37.8 million from $15.7 million.

The direct retail group ("Direct Retail") and the broker retail group ("Broker

Retail") origination networks experienced substantial growth in levels of origination volume reflecting, in part, the level of capital that has been contributed to Mortgage Corp. by the Company following the Harbor Merger and relatively lower market interest rates in 1998 compared to 1997. Such revenue growth was partially offset by increases in operating expenses associated with the increased levels of origination volume.



         The Company entered the mortgage conduit business in August 1997 with the formation of FirstCity Capital Corporation ("Capital Corp."). Capital Corp.

has generated interest revenue from its acquired Home Equity Loans, has incurred interest expense to finance the acquisition of such loans and has incurred general and administrative expenses in its start-up phase.



         Gain on sale of mortgage loans. Gain on sale of mortgage loans increased by 254% to $28.3 million in 1998 from $8.0 million in 1997. This increase was the result of substantial increases in the levels of residential mortgage loan origination generated principally by the Broker Retail network of

Mortgage Corp. and, to a lesser extent, the Direct Retail network of Mortgage

Corp., and the resulting sales of such loans to government agencies and other investors. The change in the gain on sale percentage is the result of the sale of approximately $2.3 billion of mortgage loans in 1998 (compared to $.6 billion in 1997) and the overall mix and pricing of the loans sold.



         Net mortgage warehouse income. Net mortgage warehouse income increased by 355% to $2.4 million in 1998 from $.5 million in 1997. This is the result of a significant increase in the average balance of loans held in inventory during the year coupled with an increase in the spread earned between the interest rate on the underlying mortgages and the interest cost of the warehouse credit facility.



         Servicing fee revenues. Servicing fee revenues increased by 64% to $5.6 million in 1998 from $3.4 million in 1997 as a result of an increase in the size of the servicing portfolio. The average residential servicing portfolio increased $2.1 billion over second quarter 1997, to a level of $5.6 billion,

accounting for the majority of the increase in the servicing fee revenue.



         Other revenues. Other revenues decreased by 59% to $1.6 million in 1998 from $3.8 million in 1997. This decrease resulted from Mortgage Corp.'s decision to retain, rather than sell, servicing rights in 1998. The sale of servicing rights in 1997 resulted in a gain on sale of $2.3 million.



         Operating expenses. Operating expenses of Mortgage Corp. increased by

120% to $31.7 million in 1998 from $14.4 million in 1997. The expansion of the

Broker Retail and Direct Retail operation as well as the commencement of Capital

Corp.'s operations in late 1997 also contributed to the period to period increases. The acquisition of MIG in 1997, which was accounted for as a purchase by Mortgage Corp., produced higher relative totals for all components of

Mortgage Corp.'s operating expenses in 1998.



         Salaries and benefits increased by $9.6 million in 1998 reflecting the

596 additional staff required to support the increase in origination volumes derived principally from the Broker Retail network and, to a lesser extent, the

Direct Retail network, and the increase in the size and number of loans in the residential and commercial servicing portfolios in 1998.



         Amortization of mortgage servicing rights increased in 1998 as a result of the substantially larger investment in mortgage servicing rights in 1998. In consideration of the uncertainty as to the direction of future interest rates,

the Company has begun, through periodic provisions, to build an allowance against any future valuation impairments of the mortgage servicing rights.

During the quarter the Company added $.5 million to this provision, resulting in a total allowance of $1.0 million, or .84% of total mortgage servicing rights.

Interest on other notes payable (the portion not associated with Mortgage

Corp.'s warehouse credit facility) increased due to increased working capital borrowings during 1998.



         Occupancy expense increased by $.5 million in 1998 as the result of the opening or acquisition of several new offices in the Broker Retail and Direct

Retail networks. Increases in data processing, communication and other expenses in 1998 resulted from the substantial increases in production and servicing volumes.



Portfolio Asset Acquisition and Resolution



         Commercial Corp. purchased $17.9 million of Portfolio Assets during the second quarter of 1998 for its own account and through the Acquisition

Partnerships compared to $10.9 million of acquisitions in the second quarter of

1997. Commercial Corp.'s quarter end investment in Portfolio Assets decreased to

$68.5 million in 1998 from $90.0 million in 1997. Commercial Corp. invested $8.2 million in equity in Portfolio Assets in 1998 compared to $6.2 million in 1997.



         Net gain on resolution of Portfolio Assets. Proceeds from the resolution of Portfolio Assets decreased by 15% to $13.1 million in 1998 from

$15.3 million in 1997. The net gain on resolution of Portfolio Assets decreased by 42% to $2.8 million in 1998 from $4.9 million in 1997 as the result of a lower gross profit percentage in 1998. The gross profit percentage on the proceeds from the resolution of Portfolio Assets in 1998 was 21.7% as compared to 32.0% in 1997.



         Equity in earnings of Acquisition Partnerships. Proceeds from the resolution of Portfolio Assets for the Acquisition Partnerships decreased by 67%

to $30.1 million in 1998 from $91.1 million in 1997 while the gross profit percentage on proceeds increased to 30.3% in 1998 from 13.0% in 1997. Other expenses of the Acquisition Partnerships increased by $.9 million in 1998 generally reflecting costs associated with the resolution of Portfolio Assets in

Europe which generated proceeds of $16.2 million. The net result was an overall decrease in the net income of the Acquisition Partnerships of 48% to $3.9 million in 1998 from $7.4 million in 1997. As a result, Commercial Corp.'s equity earnings from Acquisition Partnerships decreased by 45% to $1.5 million in 1998 from $2.8 million in 1997.



         Servicing fee revenues. Servicing fees decreased by 57% to $.7 million in 1998 from $1.6 million in 1997 as a result of lower domestic collection levels in the Acquisition Partnerships and affiliated entities.



         Other revenues. Other revenues decreased to $.5 million in 1998 from

$1.0 million in 1997.



         Operating expenses. Operating expenses declined to $4.3 million in 1998 from $5.9 million in 1997 primarily as a result of reduced salaries and benefits and lower asset level expenses.



         Salaries and benefits declined in 1998 as a result of the consolidation of some of the servicing offices (Portfolios being serviced in the closed offices reached final resolution).



         Interest on other notes payable declined $.4 million primarily as a result of lower average borowings.



         Asset level expenses incurred in connection with the servicing of

Portfolio Assets decreased in 1998 as a result of the decrease in investments in

Portfolio Assets in 1998. Occupancy and other expenses decreased as a result of the consolidation of servicing offices in 1998.



Consumer Lending



         Consumer Corp.'s revenues and expenses in 1997 were derived principally from its original sub-prime automobile financing program. Consumer Corp.

terminated its obligations to the financial institutions participating in such program effective as of January 31,

1998. In late 1997 Consumer Corp., through its 80% owned subsidiary, Funding

Corp., established a new sub-prime automobile financing program through which it originates automobile loans through direct relationships with franchised automobile dealerships. Substantially all of Consumer Corp.'s activities are expected to be conducted through Funding Corp. during 1998.



         Gain on sale of automobile loans. Funding Corp. completed a securitization of $50 million in automobile loans, recognizing a gain of $2.4 million in the second quarter of 1998. Consumer Corp. has retained subordinated interests in the form of nonrated tranches and excess spreads resulting from three securitization transactions it has completed reflecting an aggregate investment of $34.1 million in such interests at June 30, 1998.



         Interest and other income. Interest income on consumer loans was relatively flat in the second quarter of 1998 as compared to the second quarter of 1997. Other income increased $.5 million due to an increase in service fee revenues from securitization trusts.



         Interest expense. Interest expense decreased by 16% to $.9 million in

1998 from $1.1 million in 1997 as a result of a decrease in the average outstanding level of borrowings secured by automobile receivables to $41.5 million in 1998 from $50.4 million in 1997. The average rate at which such borrowings incurred interest increased to 9.05% from 8.83% for the same period.



         Operating expenses. Salaries and benefits increased by 118% to $1.3 million in 1998 from $.6 million in 1997 as a result of the increased levels of operating activity in 1998. Other expenses increased $.9 million due to the growth of the origination and servicing operations.



         Provision for loan losses. The provision for loan losses on automobile receivables decreased by 63% to $.5 million in 1998 from $1.4 million in 1997.

Consumer Corp. previously increased its rate of provision for loan losses based on its determination that the discount rate at which it acquired loans under its prior origination program did not properly provide for the losses expected to be realized on the acquired loans. The origination program currently operated by

Funding Corp. generally allows for the acquisition of loans from automobile dealerships at a larger discount from par than Consumer Corp.'s original financing program. The Company believes that such acquisition prices more closely approximate the expected loss per occurrence on the loans originated. To the extent that Funding Corp. cannot match such discount to expected losses,

additional provisions might, in the future, be required to properly provide for the risk of loss on the loans originated. The Company expects to incur provisions for loan losses in 1998 on automobile loans acquired by it during early 1998 through its previous origination program.

Other Items Affecting Net Earnings



         The following items affect the Company's overall results of operations and are not directly related to any one of the Company's businesses discussed above.



         Corporate overhead. Interest income on the Class A Certificate during the second quarter of 1997 represents reimbursement to the Company from the

Trust of dividends through June 30, 1997, of $1.5 million on special preferred stock. Company level interest expense was relatively flat year to year . Other corporate income increased due to interest earned on the excess liquidity derived from the Trust's redemption of the Class A Certificate. Salary and benefits, occupancy and professional fees account for the majority of other overhead expenses, which remained relatively flat compared to 1997.



         Income taxes. Federal income taxes are provided at a 35% rate applied to taxable income and are offset by NOLs that the Company believes are available to it as a result of the Merger. The tax benefit of the NOLs is recorded in the period during which the benefit is realized. The Company reported a deferred tax benefit of $.8 million in 1998 as compared to a benefit of $.3 million in 1997.



SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997



         The Company reported net earnings before minority interest and preferred dividends of $13.4 million in the first six months of 1998 (including a $1.5 million deferred tax benefit) compared to $13.7 million in the first six months of 1997. Net earnings to common shareholders were $10.4 million in both periods. On a per share basis, basic net earnings attributable to common shareholders were $1.51 in 1998 compared to $1.60 in 1997. Diluted net earnings per common share were $1.47 in 1998 compared to $1.58 in 1997. The 1997 results reflect the positive effect of the $6.8 million, or $1.03 per share, payment from the Trust in settlement of the Investment Management Agreement.



Mortgage Banking



         Gain on sale of mortgage loans. Gain on sale of mortgage loans increased by 265% to $48.6 million in the first six months of 1998 from $13.3 million in the first six months of 1997. This increase was the result of substantial increases in the levels of residential mortgage loan origination generated principally by the Broker Retail network of Mortgage Corp. and, to a lesser extent, the Direct Retail network of Mortgage Corp., and the resulting sales of such loans to government agencies and other investors. The change in the gain on sale percentage is the result of the sale of approximately $3.5 billion of mortgage loans in 1998 (compared to $1.1 billion in 1997) and the overall mix and pricing of the loans sold.



         Net mortgage warehouse income. Net mortgage warehouse income increased by 219% to $4.1 million in 1998 from $1.3 million in 1997. This is the result of a significant increase in the average balance of loans held in inventory during the year offset by a decrease in the spread earned between the interest rate on the underlying mortgages and the interest cost of the warehouse credit facility as the overall levels of interest rates on residential mortgage loans reached their lowest levels in several years.



         Servicing fee revenues. Servicing fee revenues increased by 47% to

$10.3 million in 1998 from $7.0 million in 1997 as a result of an increase in the size of the servicing portfolio. Mortgage Corp. substantially increased its commercial mortgage servicing portfolio and its ability to originate commercial mortgage loans for correspondents and conduit lenders with the purchase, in the second quarter of 1997, of MIG.



         Other revenues. Other revenues decreased by 48% to $3.6 million in 1998 from $6.8 million in 1997. This decrease resulted from Mortgage Corp.'s decision to retain, rather than sell, servicing rights in 1998. The sale of servicing rights in 1997 resulted in a gain on sale of $4.5 million.



         Operating expenses. Operating expenses of Mortgage Corp. increased by

116% to $56.5 million in 1998 from $26.1 million in 1997. The expansion of the

Broker Retail and Direct Retail operation as well as the commencement of Capital

Corp.'s operations in late 1997 also contributed to the period to period increases. The acquisition of MIG in 1997, which was accounted for as a purchase by Mortgage Corp., produced higher relative totals for all components of

Mortgage Corp.'s operating expenses in 1998.



         Salaries and benefits increased by $16.6 million in 1998 reflecting the additional staff required to support the increase in origination volumes derived principally from the Broker Retail network and, to a lesser extent, the Direct

Retail network, and the increase in the size and number of loans in the residential and commercial servicing portfolios in 1998.



         Amortization of mortgage servicing rights increased in 1998 as a result of the substantially larger investment in mortgage servicing rights in 1998.

Interest on other notes payable (the portion not associated with Mortgage

Corp.'s warehouse credit facility) increased due to increased working capital borrowings during 1998.

         Occupancy expense increased by $3 million in 1998 as the result of the opening or acquisition of several new offices in 1997 in the Broker Retail and

Direct Retail networks. Increases in data processing, communication and other expenses in 1998 resulted from the substantial increases in production and servicing volumes.



Portfolio Asset Acquisition and Resolution



         Commercial Corp. purchased $69.8 million of Portfolio Assets during the first six months of 1998 for its own account and through the Acquisition

Partnerships compared to $58.2 million of acquisitions in the first six months of 1997. Commercial Corp.'s quarter end investment in Portfolio Assets decreased to $68.5 million in 1998 from $90.0 million in 1997. Commercial Corp. invested

$16.9 million in equity in Portfolio Assets in 1998 compared to $12.3 million in

1997.



         Net gain on resolution of Portfolio Assets. Proceeds from the resolution of Portfolio Assets were flat year to year. The net gain on resolution of Portfolio Assets decreased by 42% to $5.9 million in 1998 from

$10.2 million in 1997 as the result of a lower gross profit percentage in 1998.

The gross profit percentage on the proceeds from the resolution of Portfolio

Assets in 1998 was 19.8% as compared to 33.8% in 1997.



         Equity in earnings of Acquisition Partnerships. Proceeds from the resolution of Portfolio Assets for the Acquisition Partnerships decreased by 24%

to $87.6 million in 1998 from $115.7 million in 1997 while the gross profit percentage on proceeds increased to 31.6% in 1998 from 16.9% in 1997. Interest income in the Acquisition Partnerships increased $.9 million and interest expense increased $.8 million in 1998 as a result of increased levels of interest earning assets and interest bearing liabilities carried by the

Acquisition Partnerships in the first six months of 1998 as compared to 1997.

Other expenses of the Acquisition Partnerships increased by $5.7 million in 1998 generally reflecting costs associated with the resolution of Portfolio Assets in

Europe which generated proceeds of $58.2 million. The net result was an overall increase in the net income of the Acquisition Partnerships of 18% to $13.0 million in 1998 from $11.0 million in 1997. As a result, Commercial Corp.'s equity earnings from Acquisition Partnerships increased by 9.8% to $4.7 million in 1998 from $4.3 million in 1997.



         Servicing fee revenues. Servicing fees reported during 1997 included the receipt of a $6.8 million cash payment related to the early termination of a servicing agreement between the Company and the Trust, under which the Company serviced the assets of the Trust. The $6.8 million payment represents the present value of servicing fees projected to have been earned by Commercial

Corp. upon liquidation of the Trust assets, which was expected to occur principally in 1997. Excluding fees related to Trust assets, servicing fees decreased by 46% to $1.4 million in 1998 from $2.6 million in 1997 as a result of lower domestic collection levels in the Acquisition Partnerships and affiliated entities.



         Other revenues. Other revenues increased to $2.5 million in 1998 compared to $2.0 million in 1997 principally as a result of interest income derived from Performing Purchased Asset Portfolios in 1998.



         Operating expenses. Operating expenses declined to $9.2 million in 1998 from $12.1 million in 1997 primarily as a result of reduced salaries and benefits, lower asset level expenses and reduced amortization expense.



         Salaries and benefits declined in 1998 as a result of the consolidation of some of the servicing offices (Portfolios being serviced in the closed offices reached final resolution).



         Interest on other notes payable declined $.4 million.



         Asset level expenses incurred in connection with the servicing of

Portfolio Assets decreased in 1998 as a result of the decrease in investments in

Portfolio Assets in 1998. Occupancy and other expenses decreased as a result of the consolidation of servicing offices in 1998.



Consumer Lending



         Interest and other income. Interest income increased by 7.3% to $5.2 million in the first six months of 1998 from $4.9 million in the first six months of 1997, reflecting increased levels of loan origination activity in 1998 and an increase in the average balance of investments held by Consumer Corp.

during 1998. Other income increased $.8 million due to increased service fee revenue from securitization trusts.



         Interest expense. Interest expense was relatively flat period to period.



         Operating expenses. Salaries and benefits increased by 119% to $2.4 million in 1998 from $1.1 million in 1997 as a result of the increased levels of operating activity in 1998. Other expenses increased $1.2 million due to the growth in the origination and servicing operations.

         Provision for loan losses. The provision for loan losses on automobile receivables increased by 32% to $2.9 million in 1998 from $2.2 million in 1997.

Consumer Corp. increased its rate of provision for loan losses based on its determination that the discount rate at which it acquired loans under its previous origination program did not properly provide for the losses expected to be realized on the acquired loans.



Other Items Affecting Net Earnings.



         The following items affect the Company's overall results of operations and are not directly related to any one of the Company's businesses discussed above.

         Corporate overhead. Interest income on the Class A Certificate during

1997 represents reimbursement to the Company from the Trust of dividends through

June 30, 1997, of $3.2 million on special preferred stock. Company level interest expense increased by 22% to $1.1 million in the first six months of

1998 from $.9 million in the first six months of 1997 as a result of higher volumes of debt associated with the equity required to purchase Portfolio

Assets, equity interests in Acquisition Partnerships and capital support to operating subsidiaries. Other corporate income increased due to interest earned on the excess liquidity derived from the Trust's redemption of the Class A

Certificate. Salary and benefits, occupancy and professional fees account for the majority of other overhead expenses, which decreased in 1998 compared to

1997, as a result of the decrease in the amount of executive and other officer bonuses granted in 1998.



         Income taxes. Federal income taxes are provided at a 35% rate applied to taxable income and are offset by NOLs that the Company believes are available to it as a result of the Merger. The tax benefit of the NOLs is recorded in the period during which the benefit is realized. The Company reported a deferred tax benefit of $1.5 million in 1998 as compared to a benefit of $.6 million in 1997.



LIQUIDITY AND CAPITAL RESOURCES



         Generally, the Company requires liquidity to fund its operations,

working capital, payment of debt, equity for acquisition of Portfolio Assets,

investments in and advances to the Acquisition Partnerships, investments in expanding businesses to support their growth, retirement of and dividends on preferred stock, and other investments by the Company. The potential sources of liquidity are funds generated from operations, equity distributions from the

Acquisition Partnerships, interest and principal payments on subordinated debt and dividends from the Company's subsidiaries, short-term borrowings from revolving lines of credit, proceeds from equity market transactions,

securitization and other structured finance transactions and other special purpose short-term borrowings.



         On July 17, 1998 the Company filed a shelf registration statement with the Securities and Exchange Commission which allows the Company to issue up to

$250 million in debt and equity securities from time to time in the future. The registration statement became effective July 28, 1998. In May 1998, the Company closed the public offering of 1,542,150 shares of FirstCity common stock, of which 341,000 shares were sold by selling shareholders. Net proceeds (after expenses) of $34.2 million were used to retire debt. In June 1998, the Company received $11.8 million from the exercise of warrants.



         In the future, the Company anticipates being able to raise capital through a variety of sources including, but not limited to, public debt or equity offerings (subject to limitations related to the preservation of the

Company's NOLs), thus enhancing the investment and growth opportunities of the

Company. The Company believes that these and other sources of liquidity,

including refinancing and expanding the Company's revolving credit facility to the extent necessary, securitizations, and funding from senior lenders for

Acquisition Partnership investments and direct portfolio and business acquisitions, should prove adequate to continue to fund the Company's contemplated activities and meet its liquidity needs.



         The Company and each of its major operating subsidiaries have entered into one or more credit facilities to finance its respective operations. Each of the operating subsidiary credit facilities is nonrecourse to the Company and the other operating subsidiaries, except as discussed below.



         Excluding the term acquisition facilities of the unconsolidated

Acquisition Partnerships, as of June 30, 1998 the Company and its subsidiaries had credit facilities providing for borrowings in an aggregate principal amount of $1,992 million and outstanding borrowings of $1,225 million. The following table summarizes the material terms of the credit facilities to which the

Company, its major operating subsidiaries and the Acquisition Partnerships were parties and the outstanding borrowings under such facilities as of June 30,

1998.

                                CREDIT FACILITIES





                                                    OUTSTANDING

                                    PRINCIPAL    BORROWINGS AS OF

                                     AMOUNT        JUNE 30, 1998          INTEREST RATE        OTHER TERMS AND CONDITIONS

                                     ------        -------------          -------------        --------------------------

                                                                   (DOLLARS IN MILLIONS)






FIRSTCITY

  Company Credit                                                   Prime or                    Secured by the assets of

    Facility                         $ 50               $ 1        LIBOR + 2.625%              the Company, expires April

                                                                                               30, 1999



  Term fixed asset

    facility                            1                 1        Fixed 9.25%                 Secured by certain fixed

                                                                                               assets, expires January 1,

                                                                                               2001



MORTGAGE CORP.

  Warehouse facility                  670               497        LIBOR + 0.5% to 2.5%        Revolving line to warehouse

                                                                                               residential mortgage loans,

                                                                                               expires March 31, 1999

  Supplemental warehouse

    facility                           36                25        LIBOR + 0.5% to 2.25%       Revolving line to warehouse

                                                                                               residential mortgage loans

                                                                                               and related receivables,

                                                                                               expires March 31, 1999

 FNMA warehouse

    facility                          700               495        Fed Funds+ 0.5% to 1.0%     Open facility to fund

                                                                                               committed loans to FNMA and

                                                                                               other



  Operating line                       47                45        LIBOR + 2.25%               Revolving operating line

                                                                                               secured by the unencumbered

                                                                                                       assets of Harbor, expires

                                                                                               December 15, 2002



CAPITAL CORP.

  Warehouse facility                  200                28        LIBOR + 0.75%               Repurchase agreement to

                                                                                               facilitate the acquisition

                                                                                               of Home Equity Loans,

                                                                                                       expires March 30, 1999



Warehouse facility                     48                 4        Fixed 6.85%                 Repurchase agreement to

                                                                                               facilitate the acquisition

                                                                                               of Home Equity Loans,

                                                                                               expired July 31, 1998

COMMERCIAL CORP.

  Portfolio acquisition                                                                        Acquisition facility to

    facility                          100                36        LIBOR + 2.5%                acquire Portfolio Assets,

                                                                                               expires February 28, 1999

                                                                                               (includes $23 million

                                                                                               advanced to unconsolidated

                                                                                               Acquisition Partnerships




                                                    OUTSTANDING

                                    PRINCIPAL    BORROWINGS AS OF

                                     AMOUNT        JUNE 30, 1998          INTEREST RATE        OTHER TERMS AND CONDITIONS

                                     ------        -------------          -------------        --------------------------

                                                                   (DOLLARS IN MILLIONS)








  French acquisition

    facility                             15              9       French franc LIBOR + 3.5%     Acquisition facility to

                                                                                               fund equity investments in

                                                                                               French Portfolio Assets,

                                                                                               expires March 31, 1999.

                                                                                               Guaranteed by Commercial

                                                                                               Corp. and the Company.



  Term facility (1)                      15             --       Prime + 7%                    Term facility to finance

                                                                                               the purchase of mortgage

                                                                                               servicing rights from

                                                                                               Mortgage Corp., expires

                                                                                               October 30, 1998.

                                                                                               Guaranteed by the Company



  Term acquisition

    facilities                           40              40      Fixed at 7.66%                Acquisition facilities for

                                                                                               existing Portfolio Assets.

                                                                                               Secured by portfolio

                                                                                               assets. Expires June 5, 2002



CONSUMER CORP.

  Warehouse facility                     70              54      LIBOR + 3%                    Revolving line secured by

                                                                                               automobile receivables,

                                                                                               expires May 31, 1999



UNCONSOLIDATED

  ACQUISITION PARTNERSHIPS                                                                     Senior and subordinated

Term acquisition                         62              62      Fixed at  7.51%  to  10.17%,  loans secured by Portfolio

  facilities                                                     LIBOR  +  3%  to  6.5% and    Assets, various maturities

                                                                 Prime + 2% to 7%






---------------------------------

(1) The facility was entered into as of July 24, 1998.  Outstanding  borrowings under the facility as of July 27, 1998 were $15 million.

PART II - OTHER INFORMATION



Item 4.  Submission of Matters to a Vote of Security Holders



         The Company held its annual meeting of shareholders (the "Annual

Meeting") on May 21, 1998. The following items of business were considered at the Annual Meeting.



         (a) Election of Directors

             All standing directors were elected as directors to serve as members of the Company's Board of Directors until the Company's 1999 annual meeting of shareholders. The number of votes cast for each nominee was as follows:





                                                Votes Cast                Votes

                        Nominee                    For                   Against                 Abstained

                ------------------------- ----------------------- ----------------------- -------------------------




                James R. Hawkins                5,721,876                   0                      6,826

                C. Ivan Wilson                  5,724,452                   0                      4,250

                James T. Sartain                5,724,452                   0                      4,250

                Rick R. Hagelstein              5,724,452                   0                      4,250

                Matt A. Landry, Jr.             5,724,452                   0                      4,250

                Richard J. Gillen               5,724,452                   0                      4,250

                Richard E. Bean                 5,724,452                   0                      4,250

                Bart A. Brown, Jr.              5,724,452                   0                      4,250

                Donald J. Douglass              5,724,452                   0                      4,250

                David W. MacLennan              5,724,452                   0                      4,250

                Thomas E. Smith                 5,724,452                   0                      4,250








          (b) Ratification of Appointment of Auditors



                    A proposal to ratify the Board of Directors' appointment of

  KPMG Peat Marwick LLP as the Company's independent auditors for 1998 was approved by the shareholders. The number of votes for the proposal: 5,712,478;

  votes withheld: 8,236; abstentions: 7,988.





Item 6. Exhibits and Reports on Form 8-K

        (a) Exhibits



   2.1 --   Joint Plan of Reorganization by First City Bancorportion of Texas,

            Inc., Official Committee of Equity Security Holders and J-Hawk

            Corporation, with the Participation of Cargill Financial Services

            Corporation, Under Chapter 11 of the United States Bankruptcy Code,

            Case No. 392-39474-HCA-11 (incorporated by reference herein to

            Exhibit 2.1 of the Company's Current Report on Form 8-K dated July

            3, 1995 filed with the Commission on July 18, 1995)



   2.2 --   Agreement and Plan of Merger, dated as of July 3, 1995, by and between First City Bancorporation of Texas, Inc. and J-Hawk

            Corporation (incorporated herein by reference to Exhibit 2.2 of the

            Company's Current Report on Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995)





   4.1 --   Amended and Restated Certificate of Incorporation of the Company

            (incorporated herein by reference to Exhibit 3.1 to the Company's

            Current Report on Form 8-K dated July 3, 1995 filed with the

            Commission on July 18, 1995)

   4.2 --   Certificate of Designations of the New Preferred Stock ($0.01 par

            value) of the Company (incorporated herein by reference to Exhibit

            4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997)



   4.3 --   Bylaws of the Company (incorporated herein by reference to Exhibit

            3.2 of the Company's Current Report on Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995)



   4.4 --   Registration Rights Agreement, dated July 1, 1997, among the

            Company, Richard J. Gillen, Bernice J. Gillen, Harbor Financial

            Mortgage Company Employees Pension Plan, Lindsey Capital

            Corporation, Ed Smith and Thomas E. Smith (incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K

            for the fiscal year ended December 31, 1997)



   10.1 --  Master Repurchase Agreement Governing Purchases and Sales of

            Mortgage Loans, dated as of July 1998, between Lehman Commercial

            Paper Inc. and FHB Funding Corp.



   10.2 --  Warehouse Credit Agreement, dated as of April 30, 1998, among

            ContiTrade Services, L.L.C., FirstCity Consumer Lending Corporation,

            FirstCity Auto Receivables L.L.C. and FirstCity Financial

            Corporation



   10.3 --  Servicing Agreement, dated as of April 30, 1998, among FirstCity

            Auto Receivables L.L.C., FirstCity Servicing Corporation of

            California, FirstCity Consumer Lending Corporation and ContiTrade

            Services L.L.C.



   10.4 --  Security and Collateral Agent Agreement, dated as of April 30, 1998,

            among FirstCity Auto Receivables L.L.C., ContiTrade Services L.L.C.

            and Chase Bank of Texas, National Association



   10.5 --  Loan Agreement, dated as of July 24, 1998, between FirstCity

            Commercial Corporation and CFSC Capital Corp. XXX



   10.6 --  Loan Agreement, dated April 8, 1998, between Bank of Scotland and the Company



   10.7 --  First Amendment to Loan Agreement, dated July 20, 1998, between Bank of Scotland and the Company



   27.1 --  Financial Data Schedule. (Exhibit 27.1 is being submitted as an exhibit only in the electronic format of this Quarterly Report on

            Form 10-Q being submitted to the Securities and Exchange Commission.

            Exhibit 27.1 shall not be deemed filed for purposes of Section 11 of the Securities Act of 1933, Section 18 of the Securities Act of

            1934, as amended, or Section 323 of the Trust Indenture Act of 1939,

            as amended, or otherwise be subject to the liabilities of such sections, nor shall it be deemed a part of any registration statement to which it relates.)



(b) Reports on Form 8-K.

    The following Current Report on Form 8-K pursuant to Section 13 or

    15(d) of the Securities Exchange Act of 1934 was filed by the

    Registrant with the Commission:



    1. A Form 8-K was filed, dated April 29, 1998, regarding the first quarter results.

                                   SIGNATURES



Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange

Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                             FIRSTCITY FINANCIAL CORPORATION





                              By:     /s/ Matt A. Landry, Jr.

                                   --------------------------------------

                              Name:   Matt A. Landry, Jr.

                              Title:  Executive Vice President and Chief

                                      Administrative Officer

                                      (Duly authorized officer and principal

                                      financial and accounting officer of

                                      the Registrant)





Dated: August 13, 1998

                                 EXHIBIT INDEX

                                 -------------





Exhibit No.              Description

-----------              -----------



   2.1 --   Joint Plan of Reorganization by First City Bancorportion of Texas,

            Inc., Official Committee of Equity Security Holders and J-Hawk

            Corporation, with the Participation of Cargill Financial Services

            Corporation, Under Chapter 11 of the United States Bankruptcy Code,

            Case No. 392-39474-HCA-11 (incorporated by reference herein to

            Exhibit 2.1 of the Company's Current Report on Form 8-K dated July

            3, 1995 filed with the Commission on July 18, 1995)



   2.2 --   Agreement and Plan of Merger, dated as of July 3, 1995, by and between First City Bancorporation of Texas, Inc. and J-Hawk

            Corporation (incorporated herein by reference to Exhibit 2.2 of the

            Company's Current Report on Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995)





   4.1 --   Amended and Restated Certificate of Incorporation of the Company

            (incorporated herein by reference to Exhibit 3.1 to the Company's

            Current Report on Form 8-K dated July 3, 1995 filed with the

            Commission on July 18, 1995)



   4.2 --   Certificate of Designations of the New Preferred Stock ($0.01 par

            value) of the Company (incorporated herein by reference to Exhibit

            4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997)



   4.3 --   Bylaws of the Company (incorporated herein by reference to Exhibit

            3.2 of the Company's Current Report on Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995)



   4.4 --   Registration Rights Agreement, dated July 1, 1997, among the

            Company, Richard J. Gillen, Bernice J. Gillen, Harbor Financial

            Mortgage Company Employees Pension Plan, Lindsey Capital

            Corporation, Ed Smith and Thomas E. Smith (incorporated herein by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K

            for the fiscal year ended December 31, 1997)



   10.1 --  Master Repurchase Agreement Governing Purchases and Sales of

            Mortgage Loans, dated as of July 1998, between Lehman Commercial

            Paper Inc. and FHB Funding Corp.



   10.2 --  Warehouse Credit Agreement, dated as of April 30, 1998, among

            ContiTrade Services, L.L.C., FirstCity Consumer Lending Corporation,

            FirstCity Auto Receivables L.L.C. and FirstCity Financial

            Corporation



   10.3 --  Servicing Agreement, dated as of April 30, 1998, among FirstCity

            Auto Receivables L.L.C., FirstCity Servicing Corporation of

            California, FirstCity Consumer Lending Corporation and ContiTrade

            Services L.L.C.



   10.4 --  Security and Collateral Agent Agreement, dated as of April 30, 1998,

            among FirstCity Auto Receivables L.L.C., ContiTrade Services L.L.C.

            and Chase Bank of Texas, National Association



   10.5 --  Loan Agreement, dated as of July 24, 1998, between FirstCity

            Commercial Corporation and CFSC Capital Corp. XXX



   10.6 --  Loan Agreement, dated April 8, 1998, between Bank of Scotland and the Company



   10.7 --  First Amendment to Loan Agreement, dated July 20, 1998, between Bank of Scotland and the Company



   27.1 --  Financial Data Schedule. (Exhibit 27.1 is being submitted as an exhibit only in the electronic format of this Quarterly Report on

            Form 10-Q being submitted to the Securities and Exchange Commission.

            Exhibit 27.1 shall not be deemed filed for purposes of Section 11 of the Securities Act of 1933, Section 18 of the Securities Act of

            1934, as amended, or Section 323 of the Trust Indenture Act of 1939,

            as amended, or otherwise be subject to the liabilities of such sections, nor shall it be deemed a part of any registration statement to which it relates.)

                                                            EXHIBIT 10.1



                 MASTER REPURCHASE AGREEMENT GOVERNING

                 PURCHASES AND SALES OF MORTGAGE LOANS





                       Dated as of July __, 1998





                                Between



                     LEHMAN COMMERCIAL PAPER INC.,



                                as Buyer



                                  and



                           FHB FUNDING CORP.,



                               as Seller



1.    APPLICABILITY



            From time to time for a period of 364 days from the date hereof, the parties hereto may, subject to the terms hereof, enter into transactions in which FHB Funding Corp. ("Seller") agrees to transfer to Lehman Commercial Paper

Inc. ("Buyer") Mortgage Loans against the transfer of funds by Buyer, with a simultaneous agreement by Buyer to transfer to Seller such Mortgage Loans at a date certain not later than the date of transfer specified in the Confirmation,

against the transfer of funds by Seller. Each such transaction shall be referred to herein as a "Transaction" and shall be governed by this Agreement and the related Confirmation, unless otherwise agreed in writing. Each Transaction shall commence on the Purchase Date and terminate on the Repurchase Date therefor and shall be limited to a maximum of 30 days, after which, subject to Section 20 below, Buyer and Seller may agree to roll such Transaction into a new

Transaction that shall likewise have a maximum term of 30 days. This Agreement does not constitute a commitment of Buyer or Seller to enter into Transactions but rather sets forth the procedures to be followed in connection with requests to enter into Transactions by Seller to Buyer. Seller hereby acknowledges that

Buyer is under no obligation to agree to enter into Transactions under this

Agreement.



2.    DEFINITIONS



            "Act of Insolvency" means, with respect to any party and its

Affiliates, (i) the filing of a petition, commencing, or authorizing the commencement of any case









HOFS02...:\92\54892\0011\1612\AGR7308K.49A
or proceeding under any bankruptcy, insolvency, reorganization, liquidation,

dissolution or similar law relating to the protection of creditors, or suffering any such petition or proceeding to be commenced by another which is consented to, not timely contested or results in entry of an order for relief; (ii) the seeking the appointment of a receiver, trustee, custodian or similar official for such party or an Affiliate or any substantial part of the property of either, (iii) the appointment of a receiver, conservator, or manager for such party or an Affiliate by any governmental agency or authority having the jurisdiction to do so; (iv) the making or offering by such party or an Affiliate of a composition with its creditors or a general assignment for the benefit of creditors, (v) the admission by such party or an Affiliate of such party of its inability to pay its debts or discharge its obligations as they become due or mature; or (vi) that any governmental authority or agency or any person, agency or entity acting or purporting to act under governmental authority shall have taken any action to condemn, seize or appropriate, or to assume custody or control of, all or any substantial part of the property of such party or of any of its Affiliates, or shall have taken any action to displace the management of such party or of any of its Affiliates or to curtail its authority in the conduct of the business of such party or of any of its Affiliates.



            "Additional Loans" means Mortgage Loans or cash provided by Seller to Buyer or its designee pursuant to Section 4(a).



            "Affiliate" means an affiliate of a party as such term is defined in the United States Bankruptcy Code in effect from time to time.



            "Agency" means FNMA, FHLMC or GNMA.



            "Agreement" means this Master Repurchase Agreement Governing

Purchases and Sales of Mortgage Loans between Buyer and Seller, as amended from time to time.



            "Balloon Mortgage Loan" means any Mortgage Loan with a maturity date of under fifteen (15) years that provided on the date of origination for scheduled payments by the Mortgagor based upon an amortization schedule extending beyond its maturity date.



            "Business Day" means a day other than (i) a Saturday or Sunday, or

(ii) a day on which the Buyer or the New York Stock Exchange is authorized or obligated by law or executive order to be closed.



            "Buyer" has the meaning specified in Section 1.



            "Capital Lease" shall mean any lease or similar arrangement which is of such a nature that payment obligations of the lessee or obligor thereunder are
required to be capitalized and shown as liabilities upon a balance sheet of such lessee or obligor prepared in accordance with GAAP or for which the amount of the asset and liability thereunder as if so capitalized should be disclosed in a note to such balance sheet.



            "Collateral" has the meaning specified in Section 6.



            "Collateral Amount" means, with respect to any Transaction, the amount obtained by application of the applicable Collateral Amount Percentage to the related Repurchase Price for such Transaction.



            "Collateral Amount Percentage" means the amount set forth in the

Confirmation which, in any event, (i) shall not be less than 103% with respect to all Mortgage Loans in determining whether a Market Value Collateral Deficit exists pursuant to the first sentence of Section 4(a) hereof and (ii) shall not be less than 105% with respect to all Mortgage Loans in determining whether a

Securitization Value Collateral Deficit exists pursuant to the second sentence of Section 4(a) hereof.



            "Collateral Deficit" means either a Market Value Collateral Deficit or a Securitization Value Collateral Deficit.



            "Collateral Information" means the following information with respect to each Mortgage Loan: (i) Seller's loan number, (ii) the Mortgagor's name, (iii) the address of the Mortgaged Property, (iv) the current interest rate, (v) the original balance, (vi) current balance as of the last day of the immediately preceding month, (vii) the paid to date, (viii) the appraisal value of the Mortgaged Property as of origination, (ix) whether interest rate is fixed or adjustable (and if adjustable, the ARM terms, including the index, spread,

adjustment frequency, next adjustment date, caps and floors), (x) the occupancy status of the Mortgaged Property as of origination (including whether owner occupied), (xi) whether the Mortgage Loan is a Balloon Loan, (xii) the first payment date, (xiii) the maturity date, (xiv) the principal and interest payment, (xv) the property type of the Mortgaged Property as of origination,

(xvi) the applicable credit grade, (xvii) the note date, (xviii) whether the

Mortgage Loan is a Wet Ink Mortgage Loan, and (xix) the lien position of the

Mortgage Loan.



            "Confirmation" has the meaning specified in Section 3(a).



            "Custodial Agreement" means that certain custodial agreement, dated as of July __, 1998, by and among Buyer, Seller and the Custodian, who will initially be The Bank of New York.



            "Custodial Delivery" means the form executed by Seller in order to deliver the Mortgage Loan Schedule and/or the Mortgage File to Buyer or its designee (including the Custodian) pursuant to Section 7, a form of which is attached hereto as Exhibit II. Such form shall indicate any Mortgage Loans which are Wet Ink Mortgage Loans or Correspondent Loans.



            "Custodian" means the custodian under the Custodial Agreement.



            "'C' Loan" means a Mortgage Loan made by Seller to a Mortgagor with a 'C' or 'C-' credit history which is underwritten in accordance with Seller's underwriting guidelines for 'C'or 'C-' credit Mortgage Loans, a copy of which is attached as Exhibit VI hereto.



            "Delinquent" means, with respect to any Mortgage Loan, the period of time from the date on which a Mortgagor fails to pay an obligation under the terms of such Mortgage Loan (without regard to any applicable grace periods) to the date on which such payment is made.



            "Event of Default" has the meaning specified in Section 13.



            "First Mortgage" means a Mortgage that is a first lien on the related Mortgaged Property.



            "FHLMC" means the Federal Home Loan Mortgage Corporation.



            "FNMA" means the Federal National Mortgage Association.



            "GAAP" shall mean generally accepted accounting principles as in effect from time to time in the United States.



            "GNMA" means the Government National Mortgage Association.



            "Hedge" means, with respect to any or all of the Purchased Mortgage

Loans, any interest rate swap, cap or collar agreement or similar arrangements providing for protection against fluctuations in interest rates or the exchange of nominal interest obligations, either generally or under specific contingencies, entered into by Seller with Buyer or its Affiliates, and reasonably acceptable to the Buyer.



            "HUD" means the United States Department of Housing and Urban

Development.



            "Income" means, with respect to any Purchased Mortgage Loan at any time, any principal thereof then payable and all interest or other distributions payable thereon less any related servicing fee(s) charged by a subservicer.

            "LIBOR" means the London Interbank Offered Rate for one-month United

States dollar deposits as set forth on page 3750 of Telerate as of 11:00 a.m.,

London time, on the date that a Transaction is entered into.



            "Loan-to-Value Ratio" means with respect to any Mortgage Loan as of any date, the fraction, expressed as a percentage, the numerator of which is the principal balance of such Mortgage Loan at the date of determination and the denominator of which is the value of the related Mortgaged Property as set forth in the appraisal of such Mortgaged Property obtained in connection with the origination of such Mortgage Loan. For purposes of calculating a Mortgage Loan secured by a Second Mortgage, the principal balance of the related First

Mortgage as well as the Second Mortgage shall be included in the numerator.



            "Market Value" means as of any date with respect to any Mortgage

Loan, the price at which such Mortgage Loan could readily be sold as determined by Buyer in its sole discretion; provided, however, that Buyer shall not take into account, for purposes of calculating Market Value, any Mortgage Loan (i)

which has been subject to Transactions hereunder for more than 90 days, (ii)

which, together with the other Mortgage Loans subject to then outstanding

Transactions, would cause the 30+ Delinquency Percentage to exceed 3.0%, (iii)

which is a Wet Ink Mortgage Loan for more than 7 Business Days, (iv) which are more than 59 days Delinquent (v) which, together with the other Mortgage Loans subject to then outstanding Transactions, would cause the 60+Percentage to exceed 10.0%, or (vi) with respect to which there is a breach of a representation, warranty or covenant made by Seller in this Agreement that materially adversely affects Buyer's interest in such Mortgage Loan and which breach has not been cured, within the specified time period.



            "Market Value Collateral Deficit" has the meaning specified in

Section 4(a).



            "Mortgage" means a mortgage, deed of trust, deed to secure debt or other instrument, creating a valid and enforceable first or second lien on or a first or second priority ownership interest in an estate in fee simple in real property and the improvements thereon, securing a mortgage note or similar evidence of indebtedness.



            "Mortgage File" means the documents specified as the "Mortgage File"

in Section 7(d), together with any additional documents and information required to be delivered to Buyer or its designee (including the Custodian) pursuant to this Agreement.



            "Mortgage Loan" means (i) a non-securitized whole loan, namely a conventional mortgage loan secured by a first or second lien on a one-to-four family residential property which conforms to Seller's underwriting guidelines,

as amended
from time to time (including, without limitation, Wet-Ink Mortgage Loans) or

(ii) another type of non-securitized whole loan as may be agreed upon in writing by the parties hereto from time to time.



            "Mortgage Loan Schedule" means a schedule of Mortgage Loans attached to each Trust Receipt, Confirmation and Custodial Delivery.



            "Mortgage Note" means a note or other evidence of indebtedness of a

Mortgagor secured by a Mortgage.



            "Mortgaged Property" means the real property securing repayment of the debt evidenced by a Mortgage Note.



            "Mortgagee" means the record holder of a Mortgage Note secured by a

Mortgage.



            "Mortgagor" means the obligor on a Mortgage Note and the grantor of the related Mortgage.



            "Net Income" of any Person shall mean, for any period, the net income (or net deficit), excluding all extraordinary, unusual, non-recurring and/or non-operating items of such Person for such period, determined in accordance with GAAP.



            "Periodic Payment" has the meaning specified in Section 5(b).



            "Person" means an individual, partnership, corporation, joint stock company, trust, limited liability company, limited liability partnership or unincorporated organization or a governmental agency or political subdivision thereof.



            "Price Differential" means, with respect to any Transaction hereunder as of any date, the aggregate amount obtained by daily application of the Pricing Rate for such Transaction to the Purchase Price for such Transaction on a 360 day per year basis for the actual number of days during the period commencing on (and including) the Purchase Date for such Transaction and ending on (but excluding) the Repurchase Date (reduced by any amount of such Price

Differential previously paid by Seller to Buyer with respect to such

Transaction).



            "Pricing Rate" means the per annum percentage rate specified in the

Confirmation for determination of the Price Differential which shall not exceed

LIBOR plus the applicable Pricing Spread.

            "Pricing Spread" means 1.25% with respect to any Mortgage Loan;

provided that during any period for which any such Mortgage Loans are Wet Ink

Mortgage Loans, the applicable Pricing Spread in respect of such Mortgage Loan shall be increased by an additional 0.15% and during any period for which Lehman has funded the DDA Account (as defined in the Custody Agreement) in respect of

Mortgage Loans prior to the Custodian receiving the related Mortgage Notes, the

Pricing Spread applicable to such amounts shall be increased by an additional

 .15%



            "Prime Rate" means, with respect to any date of determination, the rate of interest published by The Wall Street Journal, northeast edition, as the

"prime rate," as most recently available as of the date of determination.



            "Purchase Date" means the date on which Purchased Mortgage Loans are transferred by Seller to Buyer or its designee (including the Custodian) as specified in the Confirmation.



            "Purchase Price" means on each Purchase Date, the price at which

Purchased Mortgage Loans are transferred by Seller to Buyer or its designee

(including the Custodian); which shall in no event exceed the outstanding principal amount of such Purchased Mortgage Loans.



            "Purchased Mortgage Loans" means the Mortgage Loans sold by Seller to Buyer in a Transaction, any Additional Loans and any Substituted

Mortgage Loans.



            "Replacement Loans" has the meaning specified in Section 14(b)(ii).



            "Repurchase Date" means the date on which Seller is to repurchase the Purchased Mortgage Loans from Buyer, including any date determined by application of the provisions of Sections 3 or 14, as specified in the

Confirmation; provided that in no event shall such date be more than 30 days after the related Purchase Date.



            "Repurchase Price" means the price at which Purchased Mortgage Loans are to be transferred from Buyer or its designee (including the Custodian) to

Seller upon termination of a Transaction, which will be determined in each case

(including Transactions terminable upon demand) as the sum of the Purchase Price and the Price Differential as of the date of such determination decreased by all cash, Income and Periodic Payments actually received by Buyer pursuant to

Sections 4(a), 5(a) and 5(b), respectively.



            "Second Mortgage" means a Mortgage that is a second lien on the

Mortgaged Property.

            "Securitization Value" means, as of any date with respect to any

Mortgage Loans, the price at which such Mortgage Loans could be securitized and sold in a securitization as determined by Buyer in its sole discretion;

provided, however, that Buyer shall not take into account, for purposes of calculating Securitization Value, any Mortgage Loan (i) which has been subject to Transactions for more than 180 days, (ii) which, together with the other

Mortgage Loans subject to then outstanding Transactions, would cause the 30+

Delinquency Percentage to exceed 3.0%, (iii) which is a Wet Ink Mortgage Loan for more than 7 Business Days, (iv) which are more than 59 days Delinquent, (v)

which, together with the other Mortgage Loans subject to then outstanding

Transactions, would cause the 60+Percentage to exceed 10.0%, or (vi) with respect to which there is a breach of a representation, warranty or covenant made by Seller in this Agreement that materially adversely affects Buyer's interest in such Mortgage Loan and which breach has not been cured within the specified time period.



            "Securitization Value Collateral Deficit" has the meaning specified in Section 4(a).



            "Seller" has the meaning specified in Section 1.



            "Servicing Agreement" has the meaning specified in Section 25.



            "Servicing Records" has the meaning specified in Section 25.



            "60+ Percentage" means the fraction, expressed as a percentage, the numerator of which is the aggregate Purchase Price of Purchased Mortgage Loans subject to then outstanding Transactions which have remained subject to

Transactions for more than 60 days.



            "Subsidiary" shall mean, with respect to any Person, any

corporation, partnership or other Person of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such corporation, partnership or other Person

(irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other Person shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.



            "Substituted Mortgage Loans" means any Mortgage Loans substituted for Purchased Mortgage Loans in accordance with Section 9 hereof.

            "30+ Delinquency Percentage" means the fraction, expressed as a percentage, the numerator of which is the aggregate Purchase Price of Purchased

Mortgage Loans subject to then outstanding Transactions which are more than 30 days Delinquent and the denominator of which is the aggregate Purchase Price of all Purchased Mortgage Loans subject to then outstanding Transactions.



            "Transaction" has the meaning specified in Section 1.



            "Trust Receipt" means a trust receipt issued by Custodian to Buyer confirming the Custodian's possession of certain mortgage loan files which are the property of and held by Custodian for the benefit of the Buyer or the registered holder of such trust receipt.



            "Wet Ink Mortgage Loan" means a Mortgage Loan for which a Mortgage

File has not been delivered to the Custodian.



3.    INITIATION; CONFIRMATION; TERMINATION; MAXIMUM

      TRANSACTION AMOUNTS



            (a) An agreement to enter into a Transaction may be entered into orally or in writing at the initiation of Seller. In any event, Buyer shall confirm the terms of each Transaction by issuing a written confirmation to

Seller promptly after the parties enter into such Transaction in the form of

Exhibit I attached hereto (a "Confirmation"). Such Confirmation shall describe the Purchased Mortgage Loans, identify Buyer and Seller and set forth (i) the

Purchase Date, (ii) the Purchase Price, (iii) the Repurchase Date, unless the

Transaction is to be terminable on demand, (iv) the Pricing Rate applicable to the Transaction, (v) the applicable Collateral Amount Percentages and (vi)

additional terms or conditions not inconsistent with this Agreement. After receipt of the Confirmation, Seller shall, subject to the provisions of subsection (c) below, sign the Confirmation and promptly return it to Buyer.

With respect to any Transaction, and subject to the terms and conditions herein,

the Purchase Date shall be within 2 Business Days of the date on which Seller initiated the Transaction pursuant to the first sentence of this paragraph.



            (b) Any Confirmation by Buyer shall be deemed to have been received by Seller on the date actually received by Seller.



            (c) Each Confirmation, together with this Agreement, shall be conclusive evidence of the terms of the Transaction(s) covered thereby unless objected to in writing by Seller no more than two (2) Business Days after the date the Confirmation was received by Seller or unless a corrected Confirmation is sent by Buyer. An objection sent by Seller must state specifically that writing which is an objection, must specify the provision(s) being objected to by Seller, must set forth
such provision(s) in the manner that the Seller believes they should be stated,

and must be received by Buyer no more than two (2) Business Days after the

Confirmation was received by Seller.



            (d) In the case of Transactions terminable upon demand, such demand shall be made by Seller by telephone or otherwise, no later than 1:00 p.m. (New

York Time) on the second Business Day prior to the day on which such termination will be effective.



            (e) On the Repurchase Date, termination of the Transaction will be effected by transfer to Seller or its designee of the Purchased Mortgage Loans

(and any Income in respect thereof received by Buyer not previously credited or transferred to, or applied to the obligations of, Seller pursuant to Section 5)

against the simultaneous transfer of the Repurchase Price to an account of

Buyer. Seller is obligated to obtain the Mortgage Files from Buyer or its designee at Seller's expense on the Repurchase Date.



            (f) With respect to all Transactions hereunder, the aggregate

Purchase Price for all Purchased Mortgage Loans at any one time subject to then outstanding Transactions under this Agreement shall not exceed $200,000,000. (g)

The aggregate Purchase Price of all Purchased Mortgage Loans which relate to Wet

Ink Mortgage Loans shall not represent more than 20% of the aggregate Purchase

Price for all Purchased Mortgage Loans which are subject to then outstanding

Transactions. Seller covenants to deliver the Mortgage File to the Custodian within 7 Business Days from its respective Purchase Date and to the cause related Mortgage Note for each funded Mortgage Loan to be faxed to the

Custodian.



            (g) The aggregate Purchase Price of all Purchased Mortgage Loans which are secured by a Mortgage Loan that has a Loan to Value in excess of 95%

shall be reduced by 5% and any Mortgage Loans with a Loan to Value in excess of

90% shall not represent more than the greater of $25,000,000 or 35% of the aggregate Purchase Price for all Purchased Mortgage Loans which are subject to then outstanding Transactions.



            (h) Seller may only sell under this Agreement its interest in

Mortgage Loans that are (x) originated and owned by Seller or (b) originated by

Innovative Funding Inc. ("Innovative") provided that (i) such Mortgage Loans must be purchased by Seller within 45 days of funding, and (ii) such Mortgage

Loans acquired from Innovative comply with the representations and warranties contained in Exhibit V.

4.    COLLATERAL AMOUNT MAINTENANCE



            (a) If at any time the aggregate Market Value of all Purchased

Mortgage Loans subject to then outstanding Transactions is less than the aggregate Collateral Amount for all such Transactions (a "Market Value

Collateral Deficit"), then Buyer may by notice to Seller require Seller to transfer to Buyer or its designee (including the Custodian) Mortgage Loans

("Additional Loans") or cash, so that the cash and aggregate Market Value of the

Purchased Mortgage Loans, including any such Additional Loans, will thereupon equal or exceed the aggregate Collateral Amount. If at any time the aggregate

Securitization Value of all Purchased Mortgage Loans subject to then outstanding

Transactions is less than the aggregate Collateral Amount for all such

Transactions (a "Securitization Value Collateral Deficit"), then Buyer may by notice to Seller require Seller to transfer to Buyer or its designee (including the Custodian) Additional Loans or cash, so that the cash and aggregate

Securitization Value of such Purchased Mortgage Loans, including any such

Additional Loans, will thereupon equal or exceed the aggregate Collateral

Amount.



            (b) Notice required pursuant to subsection (a) above may be given by any means of telecopier or telegraphic transmission. A notice for the payment or delivery in respect of a Collateral Deficit received on any Business Day must be met not later than 5:00 p.m. on the second Business Day following the Business

Day on which the notice was given. The failure of Buyer, on any one or more occasions, to exercise its rights under subsection (a) of this Section shall not change or alter the terms and conditions to which this Agreement is subject or limit the right of the Buyer to do so at a later date. Buyer and Seller agree that a failure or delay to exercise its rights under subsections (a) of this

Section shall not limit Buyer's rights under this Agreement or otherwise existing by law or in any way create additional rights for Seller.



            (c) In the event that Seller fails to comply with the provisions of this Section 4, Buyer shall not enter into any additional Transactions hereunder after the date of such failure, unless such failure is satisfactorily cured or waived.



5.    INCOME PAYMENTS



            (a) Where a particular Transaction's term extends over an Income payment date on the Purchased Mortgage Loans subject to that Transaction such

Income shall be the property of Buyer. Notwithstanding the foregoing, so long as no Event of Default shall have occurred and be continuing, Seller shall be entitled to all Income with respect to Purchased Mortgage Loans subject to

Transactions. Upon the occurrence and continuance of an Event of Default, all

Income with respect to Purchased Mortgage Loans subject to Transactions shall be held in a segregated
account established by the Custodian for the benefit of Buyer and distributed under the Custodial Agreement.



            (b) Notwithstanding that Buyer and Seller intend that the

Transactions hereunder be sales to Buyer of the Purchased Mortgage Loans, Seller shall pay by wire transfer to Buyer the Price Differential (less any amount of such Price Differential previously paid by Seller to Buyer)(each such payment, a

"Periodic Payment") on the first Business Day of each month.



            (c) Buyer shall offset against the Repurchase Price of each such

Transaction all Income and Periodic Payments actually received by Buyer pursuant to Sections 5(a) and (b), respectively.



6.    SECURITY INTEREST



            (a) Buyer and the Seller intend that the Transactions hereunder be sales to Buyer of the Purchased Mortgage Loans and not loans from Buyer to

Seller secured by the Purchased Mortgage Loans. However, in order to preserve

Buyer's rights under this Agreement in the event that a court or other forum recharacterizes the Transactions hereunder as loans and as security for the performance by Seller of all of Seller's obligations to Buyer under this

Agreement and the Transactions entered into pursuant to this Agreement, Seller grants Buyer a first priority security interest in (x) the Purchased Mortgage

Loans, the Servicing Records, the insurance relating to the Purchased Mortgage

Loans, Income, any and all Hedges, any and all custodial accounts and escrow accounts relating to the Purchased Mortgage Loans, and any other contract rights, general intangibles and other assets relating to the Purchased Mortgage

Loans or any interest in the Purchased Mortgage Loans and the servicing of the

Purchased Mortgage Loans and (y) any and all replacements, substitutions,

distributions on or proceeds of any and all of the foregoing (collectively, the

"Collateral").



            (b) Seller shall pay all fees and expenses associated with perfecting Buyer's security interest in the Collateral, including, without limitation, the cost of filing financing statements under the Uniform Commercial

Code and recording assignments of Mortgage, as and when required by Buyer in its sole discretion, provided however that Buyer shall not file any assignments of

Mortgage prior to an Event of Default hereunder by Seller.



            (c) Seller covenants to take such further actions as are necessary in order to perfect Buyer's first priority security interest in the Hedges.

7.    PAYMENT, TRANSFER AND CUSTODY



            (a) Unless otherwise mutually agreed in writing, all transfers of funds hereunder shall be in immediately available funds.



            (b) On or before each Purchase Date, Seller shall deliver or cause to be delivered to Buyer or its designee the Custodial Delivery in the form attached hereto as Exhibit II.



            (c) On the Purchase Date for each Transaction, ownership of the

Purchased Mortgage Loans shall be transferred to the Buyer or its designee

(including the Custodian) against the simultaneous transfer of the Purchase

Price to an account of Seller specified in the Confirmation. Seller,

simultaneously with the delivery to Buyer or its designee (including the

Custodian) of the Purchased Mortgage Loans relating to each Transaction hereby sells, transfers, conveys and assigns to Buyer or its designee (including the

Custodian) without recourse, but subject to the terms of this Agreement, all the right, title and interest of Seller in and to the Purchased Mortgage Loans together with all right, title and interest in and to the proceeds of any related insurance policies.



            (d) In connection with each sale, transfer, conveyance and assignment, on or prior to each Purchase Date with respect to each Mortgage Loan which is not a Wet Ink Mortgage Loan (or with respect to item (vii) below within seven Business Days after the Purchase Date), the Seller shall deliver or cause to be delivered and released to the Custodian the following documents

(collectively the "Mortgage File"), pertaining to each of the Purchased Mortgage

Loans identified in the Custodial Delivery delivered therewith:



                  (i) the original Mortgage Note bearing all intervening

            endorsements, endorsed "Pay to the order of ________ without recourse, and without representation or warranty, express or implied" and signed in the name of the last endorsee (the "Last

            Endorsee") by an authorized officer (in the event that the Mortgage

            Loan was acquired by the Last Endorsee in a merger, the signature must be in the following form: "[the Last Endorsee], successor by merger to [name of predecessor]"; in the event that the Mortgage

            Loan was acquired or originated while doing business under another name, the signature must be in the following form: "[the Last

            Endorsee], formerly known as [previous name]");



                  (ii) the original of any guarantee executed in connection with the Mortgage Note (if any);

                  (iii) the original Mortgage with evidence of recording thereon or copies certified by Seller [or its agent] to have been sent for recording;



                  (iv) the originals of all assumption, modification,

            consolidation or extension agreements, with evidence of recording thereon or copies certified by Seller [or its agent] to have been sent for recording;



                  (v) the original assignment of Mortgage in blank for each

            Mortgage Loan, in form and substance acceptable for recording and signed in the name of the Last Endorsee (in the event that the

            Mortgage Loan was acquired by the Last Endorsee in a merger, the signature must be in the following form: "[the Last Endorsee],

            successor by merger to [name of predecessor]"; in the event that the

            Mortgage Loan was acquired or originated while doing business under another name, the signature must be in the following form: "[the

            Last Endorsee], formerly known as [previous name]");



                  (vi) the originals of all intervening assignments of mortgage with evidence of recording thereon or copies certified by Seller [or its agent] to have been sent for recording;



                  (vii) the original policy of title insurance or a true copy thereof or, if such policy has not yet been delivered by the insurer, the commitment or binder to issue the same (which may be marked by the title insurance company to reflect changes); and



                  (viii) the original or a certified copy of any security

            agreement, chattel mortgage or equivalent document executed in connection with the Mortgage (if any).



            (e) In connection with each sale, transfer, conveyance and assignment with respect to each Mortgage Loan which is a Wet Ink Mortgage Loan,

on or prior to the seventh Business Day following each Purchase Date, Seller shall deliver or cause to be delivered to the Custodian a complete Mortgage

File. Further, if requested by Buyer, on the Purchase Date with respect to each

Mortgage Loan which is a Wet Ink Mortgage Loan, Seller shall fax an executed copy of the respective Mortgage Note to the Custodian. On the date on which the

Buyer receives a Trust Receipt from the Custodian certifying that a complete

Mortgage File with respect to a Wet Ink Mortgage Loan is in the possession of the Custodian, such Wet Ink Mortgage Loan be deemed a standard Mortgage Loan

(and no longer a Wet Ink Mortgage Loan) for all purposes hereunder including,

without limitation,
determination of the Pricing Spread and compliance with subsection (aaa) of

Exhibit V.



            (f) With respect to all of the Mortgage Loans delivered by Seller to

Buyer or its designee (including the Custodian), Seller shall execute an omnibus power of attorney substantially in the form of Exhibit III attached hereto irrevocably appointing Buyer, upon the occurrence and during the continuation of an Event of Default, its attorney-in-fact with full power to complete and record the assignment of Mortgage, complete the endorsement of the Mortgage Note and take such other steps as may be necessary or desirable to enforce Buyer's rights against such Mortgage Loans, the related Mortgage Files and the Servicing

Records.



            (g) Buyer shall deposit the Mortgage Files representing the

Purchased Mortgage Loans, or direct that the Mortgage Files be deposited directly, with the Custodian. The Mortgage Files shall be maintained in accordance with the Custodial Agreement.



            (h) Any Mortgage Files not delivered to Buyer or its designee

(including the Custodian) are and shall be held in trust by Seller or its designee for the benefit of Buyer as the owner thereof. Seller or its designee shall maintain a copy of the Mortgage File and the originals of the Mortgage

File not delivered to Buyer or its designee. The possession of the Mortgage File by Seller or its designee is at the will of the Buyer for the sole purpose of servicing the related Purchased Mortgage Loan, and such retention and possession by the Seller or its designee is in a custodial capacity only. The books and records (including, without limitation, any computer records or tapes) of Seller or its designee shall be marked appropriately to reflect clearly the sale of the related Purchased Mortgage Loan to Buyer. Seller or its designee (including the

Custodian) shall release its custody of the Mortgage File only in accordance with written instructions from Buyer, unless such release is required as incidental to the servicing of the Purchased Mortgage Loans or is in connection with a repurchase of any Purchased Mortgage Loan by Seller.



8.    REHYPOTHECATION OR PLEDGE OF PURCHASED MORTGAGE

      LOANS



            Title to all Purchased Mortgage Loans shall pass to Buyer and Buyer shall have free and unrestricted use of all Purchased Mortgage Loans. Nothing in this Agreement shall preclude Buyer from engaging in repurchase transactions with the Purchased Mortgage Loans or otherwise pledging, repledging,

hypothecating, or rehypothecating the Purchased Mortgage Loans, but no such transaction shall relieve Buyer of its obligations to transfer Purchased

Mortgage Loans to Seller pursuant to this Agreement or any Confirmation, as applicable. Nothing contained in this Agreement shall obligate Buyer to segregate any Purchased Mortgage Loans delivered to Buyer by Seller. In the event of a material adverse change in the repurchase markets that results in Buyer being unable to finance its position through its traditional repurchase counterparties, Buyer may accelerate the Repurchase Date for any outstanding Transactions following reasonable written notice to Seller of the occurrence of such event.



9.    SUBSTITUTION



            (a) Subject to Section 9(b), Seller may, upon one (1) Business Days'

written notice to Buyer, with a copy to Custodian, substitute other Mortgage

Loans for any Purchased Mortgage Loans. Such substitution shall be made by transfer to Buyer or its designee (including the Custodian) of the Mortgage

Files of such other Mortgage Loans together with a Custodial Delivery and transfer to Seller or its designee of the Purchased Mortgage Loans requested for release. After substitution, the substituted Mortgage Loans, shall be deemed to be Purchased Mortgage Loans subject to the same Transaction as the released

Mortgage Loans.



            (b) Notwithstanding anything to the contrary in this Agreement,

Seller may not substitute other Mortgage Loans for any Purchased Mortgage Loans

(i) if after taking into account such substitution, a Collateral Deficit would occur or (ii) such substitution would cause a breach of any provision of this

Agreement.



10.   REPRESENTATIONS AND WARRANTIES



            (a) Each of Buyer and Seller represents and warrants to the other that (i) it is duly authorized to execute and deliver this Agreement, to enter into the Transactions contemplated hereunder and to perform its obligations hereunder and has taken all necessary action to authorize such execution,

delivery and performance; (ii) it will engage in such Transactions as principal;

(iii) the person signing this Agreement on its behalf is duly authorized to do so on its behalf; (iv) this Agreement is legal, valid and binding obligation of it, enforceable against it in accordance with its terms, (v) no approval,

consent or authorization of the Transactions contemplated by this Agreement from any federal, state, or local regulatory authority having jurisdiction over it is required or, if required, such approval, consent or authorization has been or will, prior to the Purchase Date, be obtained; (vi) the execution, delivery, and performance of this Agreement and the Transactions hereunder will not violate any law, regulation, order, judgment, decree, ordinance, charter, by-law, or rule applicable to it or its property or constitute a default (or an event which, with notice or lapse of time, or both would constitute a default) under or result in a breach of any agreement or other instrument by which it is bound or by which any of its assets are affected; (vii) it has received approval and authorization to enter into this Agreement and each and every Transaction actually entered into hereunder pursuant to its internal policies and procedures; and (viii) neither this Agreement nor any Transaction pursuant hereto
are entered into in contemplation of insolvency or with intent to hinder, delay or defraud any creditor.



            (b) Seller represents and warrants to Buyer that as of the Purchase

Date for the purchase of any Purchased Mortgage Loans by Buyer from Seller and as of the date of this Agreement and any Transaction hereunder and at all times while this Agreement and any Transaction hereunder is in full force and effect:



                  (i) Organization. Seller is duly organized, validly existing and in good standing under the laws and regulations of the state of

            New York and where required is duly licensed, qualified, and in good standing in every state where Seller transacts business and in any state where any Mortgaged Property is located if the laws of such state require licensing or qualification in order to conduct business of the type conducted by Seller therein except where the failure to be so licensed or qualified would not have a material adverse effect on the financial condition of the Seller or the

            Purchased Mortgage Loans.



                  (ii) No Litigation. There is no action, suit, proceeding,

            arbitration or investigation pending or, to the best knowledge of

            Seller, threatened against Seller which, either in any one instance or in the aggregate, may result in any material adverse change in the business, operations, financial condition, properties or assets of Seller, or in any material impairment of the right or ability of

            Seller to carry on its business substantially as now conducted, or in any material liability on the part of Seller, or which if adversely determined would affect the validity of this Agreement or the Purchased Mortgage Loans in the aggregate or of any action taken or to be taken in connection with the obligations of Seller contemplated herein, or which would be likely to impair materially the ability of Seller to perform under the terms of this Agreement;



                  (iii) No Broker. Seller has not dealt with any broker,

            investment banker, agent, or other person, except for Buyer, who may be entitled to any commission or compensation in connection with the sale of Purchased Mortgage Loans pursuant to this Agreement;



                  (iv) Good Title to Collateral. All Purchased Mortgage Loans

            shall be free and clear of any lien, encumbrance or impediment to transfer, and Seller has good, valid and indefeasible title and the right to sell and transfer such Purchased Mortgage Loans to Buyer.

                  (v) Delivery of Mortgage File. With respect to each Purchased

            Mortgage Loans which is not a Wet Ink Mortgage Loan, the Mortgage

            Note, the Mortgage, the assignment of Mortgage and any other documents required to be delivered under this Agreement and the

            Custodial Agreement for such Mortgage Loan have been delivered to the Custodian. Seller or its designee is in possession of a complete, true and accurate Mortgage File with respect to each

            Mortgage Loan, except for such documents the originals of which have been delivered to the Custodian.



                  (vi) Selection Process. The Purchased Mortgage Loans were

            selected from among the outstanding mortgage loans in Seller's portfolio as to which the representations and warranties set forth in this Agreement could be made and such selection was not made in a manner so as to affect adversely the interests of Buyer.



                  (vii) [reserved]



                  (viii) No Untrue Statements. To the best of Seller's

            knowledge, neither this Agreement nor any written statement made, or any report or other document issued or delivered or to be issued or delivered by Seller pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading;



                  (ix) Origination/Acquisition Practices. The origination or acquisition practices used by Seller with respect to each Mortgage

            Loan (i) have been and are in all respects legal and proper in the mortgage origination business and (ii) are in accordance with the underwriting guidelines attached hereto as Exhibit VI;



                  (x) Performance of Agreement. Seller does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement on its part to be performed;



                  (xi)  Seller Not Insolvent.  Seller is not insolvent; and



                  (xii) No Event of Default. No Event of Default has occurred and is continuing hereunder.

            (c) Seller represents and warrants to the Buyer that each Purchased

Mortgage Loan sold hereunder and each pool of Purchased Mortgage Loans sold in a

Transaction hereunder, as of the related Purchase Date conform to the representations and warranties set forth in Exhibit V attached hereto and that each Mortgage Loan delivered hereunder as Additional Loans or Substituted

Mortgage Loans, as of the date of such delivery, conforms to the representations and warranties set forth in Exhibit V hereto. Seller further represents and warrants to the Buyer that, as of the date of its delivery, the Collateral

Information with respect to each Purchased Mortgage Loan is complete, true and correct in all material respects. It is understood and agreed that the representations and warranties set forth in Exhibit V hereto, if any, shall survive delivery of the respective Mortgage File to Buyer or its designee

(including the Custodian).



            (d) On the Purchase Date for any Transaction, Buyer and Seller shall each be deemed to have made all the foregoing representations with respect to itself as of such Purchase Date.



11.   NEGATIVE COVENANTS OF THE SELLER



            On and as of the date of this Agreement and each Purchase Date and until this Agreement is no longer in force with respect to any Transaction,

Seller covenants that it will not:



            (a) take any action which would materially directly or indirectly impair or adversely affect Buyer's title to or the value of the Purchased

Mortgage Loans;



            (b) pledge, assign, convey, grant, bargain, sell, set over, deliver or otherwise transfer any interest in the Purchased Mortgage Loans to any person not a party to this Agreement nor will the Seller create, incur or permit to exist any lien, encumbrance or security interest in or on the Purchased Mortgage

Loans except as described in Section 6 of this Agreement;



            (c) create, incur or permit to exist any lien, encumbrance or security interest in or on any of the Collateral without the prior express written consent of Buyer;



            (d) permit the ratio of Tangible Net Worth to Indebtedness to exceed

10:1 (as such terms are defined in GAAP).



12.   AFFIRMATIVE COVENANTS OF THE SELLER



            For so long as this Agreement is in effect:

            (a) Seller covenants that it will promptly notify Buyer of any material adverse change in the business operations and/or financial condition of the Seller;



            (b) Seller shall provide Buyer with copies of such documentation as

Buyer may reasonably request evidencing the truthfulness of the representations set forth in Section 10, including but not limited to resolutions evidencing the approval of this Agreement by Seller's board of directors or loan committee,

copies of the minutes of the meetings of Seller's board of directors or loan committee at which this Agreement and the Transactions contemplated by this

Agreement were approved;



            (c) Seller shall, at Buyer's request, take all action reasonably necessary to ensure that Buyer will have a first or second priority security interest, as applicable, in the Collateral, including, among other things,

filing such Uniform Commercial Code financing statements as Buyer may reasonably request;



            (d) Seller shall notify Buyer no later than one (1) Business Day after obtaining actual knowledge thereof, if any event has occurred that constitutes an Event of Default with respect to Seller or any event that with the giving of notice or lapse of time, or both, would become an Event of Default with respect to Seller;



            (e) Seller covenants that each Mortgage Loan subject to this

Agreement shall be serviced by a servicer approved by Buyer;



            (f) Seller covenants to provide Buyer with a copy of any material changes to Seller's underwriting guidelines prior to the effectiveness of any such change;



            (g) Seller covenants for the term of this Agreement to provide Buyer or its designee with the exclusive option and right (but not the obligation) of acting as lead managing underwriter or placement agent for any securities of

Seller or its Affiliates which are collateralized by, or representing interests in, Mortgage Loans that are or were subject to Transactions hereunder (each such transaction, a "Securitization"). Each Securitization shall contain terms mutually acceptable to Buyer and Seller (including, without limitation,

customary and competitive compensation provisions as well as customary provisions regarding representations and warranties, covenants, delivery terms,

conditions, indemnification, contribution and termination). If Buyer or its affiliate declines to participate in any Securitization (and the failure to respond to Seller within 14 days after receipt of a written offer shall be deemed to be declining), Seller or its subsidiaries may cause such transaction to be executed by others without prejudice to Buyer's rights as to future transactions or without any other penalty;

            (h) Seller covenants to provide Buyer on the fifth Business Day of each month, either by direct modem electronic transmission or via a computer diskette, the Collateral Information in computer readable format with respect to all Purchased Mortgage Loans then subject to Transactions;



            (i) Seller covenants to provide Buyer with the following financial and reporting information:



                  (i) Within 90 days after the last day of its fiscal year,

            Seller's audited combined and combining statements of income and statements of changes in cash flow for such year and balance sheets as of the end of such year in each case presented fairly in accordance with GAAP, and accompanied, in all cases, by a report of a nationally recognized independent certified public accounting firm consented to by Buyer (which consent shall not be unreasonably withheld);



                  (ii) Within 60 days after the last day of the first three

            fiscal quarters in any fiscal year, Seller's combined and combining statements of income and statements of changes in cash flow for such quarter and balance sheets as of the end of such quarter presented fairly in accordance with GAAP;



                  (iii) Within 30 days after the last day of each calendar

            quarter an officer's certificate from a senior officer of the Seller addressed to Buyer certifying that, as of such calendar quarter, (x)

            Seller is in compliance with all of the terms, conditions and requirements of this Agreement, and (y) no Event of Default exists;

            and



                  (iv) As soon as available, copies of all proxy statements,

            financial statements, and reports which Seller sends to its stockholders, and copies of all regular, periodic and special reports, and all registration statements under the Securities Act of

            1933, as amended, which it files with the Securities and Exchange

            Commission or any government authority which may be substituted therefor, or with any national securities exchange.



13.   EVENTS OF DEFAULT



            If any of the following events (each an "Event of Default") occur,

Seller and Buyer shall have the rights set forth in Section 14, as applicable:



            (a) Seller fails to satisfy or perform any material obligation or covenant under this Agreement including the failure to perform on any Repurchase

Date; and if such failure is not related to the payment of money or delivery of additional Collateral pursuant to Section 4 above, such failure is not cured within 3 Business Days;



            (b) an Act of Insolvency occurs with respect to Seller;



            (c) any representation made by Seller shall have been incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated;



            (d) Seller shall admit its inability to, or its intention not to,

perform any of its obligations hereunder;



            (e) any governmental, regulatory, or self-regulatory authority,

including, but not limited to, the Agencies, takes any action to remove, limit,

restrict, suspend or terminate the rights, privileges, or operations of the

Seller or any of its Affiliates, including suspension as an issuer, lender or seller/servicer of mortgage loans, which suspension has a material adverse effect on the ordinary business operations of Seller or Seller's Affiliate, and which continues for more than 3 Business Days;



            (f) Seller dissolves, merges or consolidates with another entity

(unless (A) it is the surviving party or (B) the entity into which it merges or consolidates has equity and a market value of at least that of the Seller immediately prior to such merger or consolidation and such entity expressly assumes the obligations of the Seller at the time of such merger or consolidation), or sells, transfers, or otherwise disposes of a material portion of its business or assets;



            (g) Buyer, in its good faith judgment, believes that there has been a material adverse change in the business, operations, corporate structure or financial condition of Seller or that Seller will not meet any of its obligations under any Transaction pursuant to this Agreement, the Custodial

Agreement or any other agreement between the parties;



            (h) Seller is in default under any other agreement for borrowed money in an amount exceeding $1,000,000, provided, however, such a default shall not constitute an Event of Default if the exercise of such remedies as are available to Seller's counterparty with respect to such default would not result in a material adverse change in the business operations or financial condition of the Seller;



            (i) A final judgment by any competent court in the United States of

America for the payment of money in an amount of at least $100,000 is rendered against the Seller, and the same remains undischarged or unpaid for a period of sixty

(60) days during which execution of such judgment is not effectively stayed or appealed or the amount in question is not placed with an escrow agent;



            (j) This Agreement shall for any reason cease to create a valid,

first priority security interest in any of the Purchased Mortgage Loans purported to be covered hereby; or



            (k) A Market Value Collateral Deficit or Securitization Value

Collateral Deficit occurs with respect to Seller or Buyer, as applicable, and is not eliminated within the time period specified in Section 4(b).



14.   REMEDIES



            (a) If an Event of Default occurs with respect to Seller, the following rights and remedies are available to Buyer:



                  (i) At the option of Buyer, exercised by written notice to

            Seller (which option shall be deemed to have been exercised, even if no notice is given, immediately upon the occurrence of an Act of

            Insolvency), the Repurchase Date for each Transaction hereunder shall be deemed immediately to occur,



                  (ii) If Buyer exercises or is deemed to have exercised the option referred to in subsection (a)(i) of this Section,



                        (A) Seller's obligations hereunder to repurchase all

                  Purchased Mortgage Loans in such Transactions shall thereupon become immediately due and payable,



                        (B) to the extent permitted by applicable law, the

                  Repurchase Price with respect to each such Transaction shall be increased by the aggregate amount obtained by daily

                  application of, on a 360 day per year basis for the actual number of days during the period from and including the date of the exercise or deemed exercise of such option to but

                  excluding the date of payment of the Repurchase Price as so increased, (x) the greater of the Prime Rate or the Pricing

                  Rate for each such Transaction to (y) the Repurchase Price for such Transaction as of the Repurchase Date as determined

                  pursuant to subsection (a)(i) of this Section (decreased as of any day by (I) any amounts actually in the possession of Buyer pursuant to clause (C) of this subsection, (II) any proceeds from the sale of Purchased Mortgage Loans applied to the

                  Repurchase Price pursuant to
                  subsection (a)(xii) of this Section, and (III) any amounts applied to the Repurchase Price pursuant to subsection

                  (a)(iii) of this Section), and



                        (C) all Income actually received by the Buyer or its

                  designee (including the Custodian) pursuant to Section 5 shall be applied to the aggregate unpaid Repurchase Price owed by

                  Seller.



                  (iii) After one Business Day's notice to Seller (which notice need not be given if an Act of Insolvency shall have occurred, and which may be the notice given under subsection (a)(i) of this

            Section), Buyer may (A) immediately sell, without notice or demand of any kind, at a public or private sale and at such price or prices

            Buyer may reasonably deem satisfactory any or all Purchased Mortgage

            Loans subject to a Transaction hereunder or (B) in its sole discretion elect, in lieu of selling all or a portion of such

            Purchased Mortgage Loans, to give Seller credit for such Purchased

            Mortgage Loans in an amount equal to the Market Value of the

            Purchased Mortgage Loans against the aggregate unpaid Repurchase

            Price and any other amounts owing by Seller hereunder. The proceeds of any disposition of Purchased Mortgage Loans shall be applied first to the costs and expenses incurred by Buyer in connection with

            Seller's default; second to consequential damages, including but not limited to costs of cover and/or related hedging transactions; third to the Repurchase Price; and fourth to any other outstanding obligation of Seller to Buyer or its Affiliates.



                  (iv) The parties recognize that it may not be possible to

            purchase or sell all of the Purchased Mortgage Loans on a particular

            Business Day, or in a transaction with the same purchaser, or in the same manner because the market for such Purchased Mortgage Loans may not be liquid. In view of the nature of the Purchased Mortgage

            Loans, the parties agree that liquidation of a Transaction or the underlying Purchased Mortgage Loans does not require a public purchase or sale and that a good faith private purchase or sale shall be deemed to have been made in a commercially reasonable manner. Accordingly, Buyer may elect, in its sole discretion, the time and manner of liquidating any Purchased Mortgage Loan and nothing contained herein shall (A) obligate Buyer to liquidate any

            Purchased Mortgage Loan on the occurrence of an Event of Default or to liquidate all Purchased Mortgage Loans in the same manner or on the same Business Day or (B) constitute a waiver of any right or remedy of Buyer. However, in recognition of the parties' agreement that the

            Transactions hereunder have been entered into in consideration of and in reliance upon the fact that all Transactions hereunder constitute a single business and contractual relationship and that each Transaction has been entered into in consideration of the other

            Transactions, the parties further agree that Buyer shall use its best efforts to liquidate all Transactions hereunder upon the occurrence of an Event of Default as quickly as is prudently possible in the reasonable judgment of Buyer.



                  (v) Buyer shall, without regard to the adequacy of the

            security for the Seller's obligations under this Agreement, be entitled to the appointment of a receiver by any court having jurisdiction, without notice, to take possession of and protect,

            collect, manage, liquidate, and sell the Collateral or any portion thereof, and collect the payments due with respect to the Collateral or any portion thereof. Seller shall pay all costs and expenses incurred by Buyer in connection with the appointment and activities of such receiver.



                  (vi) Seller agrees that Buyer may obtain an injunction or an order of specific performance to compel Seller to fulfill its obligations as set forth in Section 25, if Seller fails or refuses to perform its obligations as set forth therein.



                  (vii) Seller shall be liable to Buyer for the amount of all expenses, reasonably incurred by Buyer in connection with or as a consequence of an Event of Default, including, without limitation,

            reasonable legal fees and expenses and reasonable costs incurred in connection with hedging or covering transactions.



                  (viii) Buyer shall have all the rights and remedies provided herein, provided by applicable federal, state, foreign, and local laws (including, without limitation, the rights and remedies of a secured party under the Uniform Commercial Code of the State of New

            York, to the extent that the Uniform Commercial Code is applicable,

            and the right to offset any mutual debt and claim), in equity, and under any other agreement between Buyer and Seller.



                  (ix) Buyer may exercise one or more of the remedies available to Buyer immediately upon the occurrence of an Event of Default and,

            except to the extent provided in subsections (a)(i) and (iii) of this Section, at any time thereafter without notice to Seller. All rights and remedies arising under this Agreement as amended from time-to-time hereunder are cumulative and not exclusive of any other rights or remedies which Buyer may have.

                  (x) In addition to its rights hereunder, Buyer shall have the right to proceed against any assets of Seller which may be in the possession of Buyer or its designee (including the Custodian)

            including the right to liquidate such assets and to set off the proceeds against monies owed by Seller to Buyer pursuant to this

            Agreement. Buyer may set off cash, the proceeds of the liquidation of the Purchased Mortgage Loans, any Collateral or its proceeds, and all other sums or obligations owed by Seller to Buyer against all of

            Seller's obligations to Buyer, whether under this Agreement, under a

            Transaction, or under any other agreement between the parties, or otherwise, whether or not such obligations are then due, without prejudice to Buyer's right to recover any deficiency. Any cash,

            proceeds, or property in excess of any amounts due, or which Buyer reasonably believes may become due, to it from Seller shall be returned to Seller after satisfaction of all obligations of Seller to Buyer.



                  (xi) Buyer may enforce its rights and remedies hereunder

            without prior judicial process or hearing, and Seller hereby expressly waives any defenses Seller might otherwise have to require

            Buyer to enforce its rights by judicial process. Seller also waives any defense Seller might otherwise have arising from the use of nonjudicial process, enforcement and sale of all or any portion of the Collateral, or from any other election of remedies. Seller recognizes that nonjudicial remedies are consistent with the usages of the trade, are responsive to commercial necessity and are the result of a bargain at arm's length.



                  (xii) [reserved]



                  (xiii) Notwithstanding the foregoing remedies, if the Event of

            Default (other than an Event of Default under Section 13(a)(xi))

            arises from a breach of any representation or warranty set forth in

            Sections 10(b)(iii), (v) or (ix) or in Exhibit V attached hereto with respect to a Purchased Mortgage Loan, then Seller may elect to cure such default by repurchasing such Mortgage Loan or substituting for such Mortgage Loan within two (2) Business Days of such Event of

            Default, provided, however, that (ii) any such substistuted

            Collateral otherwise conforms to this Agreement and (ii) Seller shall not have the right to make the foregoing election if such breach causes a default with respect to Mortgage Loans that in the aggregate represent ten percent (10%) or more of the aggregate

            Purchase Price of all Purchased Mortgage Loans subject to then outstanding Transactions. The repurchase price for any such repurchase shall be the outstanding Repurchase Price of such

            Mortgage Loan, as the case may be, less any Income received by

            Buyer.

            Any such substitution shall be performed in accordance with Section

            9 of this Agreement.



            (b) If an Event of Default occurs with respect to Buyer, the following rights and remedies are available to Seller:



                  (i) Upon tender by Seller of payment of the aggregate

            Repurchase Price for all such Transactions, Buyer's right, title and interest in all Purchased Mortgage Loans subject to such

            Transactions shall be deemed transferred to Seller, and Buyer shall deliver or cause to be transferred all such Purchased Mortgage Loans to Seller or its designee at Buyer's expense.



                  (ii) If Seller exercises the option referred to in subsection

            (b)(i) of this Section and Buyer fails to deliver or cause to be delivered the Purchased Mortgage Loans to Seller or its designee,

            after one Business Day's notice to Buyer, Seller may (A) purchase

            Mortgage Loans ("Replacement Loans") that are as similar as is reasonably practicable in characteristics, outstanding principal amounts (as a pool) and interest rate to any Purchased Mortgage

            Loans that are not delivered by Buyer to Seller or its designee as required hereunder or (B) in its sole discretion elect, in lieu of purchasing Replacement Loans, to be deemed to have purchased

            Replacement Loans at a price therefor on such date, equal to the

            Market Value of the Purchased Mortgage Loans.



                  (iii) Buyer shall be liable to the Seller, and Buyer shall pay to the Seller on demand, (A) with respect to Purchased Mortgage

            Loans (other than Additional Loans), for any excess of the price paid (or deemed paid) by Seller for Replacement Loans therefor over the Repurchase Price for such Purchased Mortgage Loans and (B) with respect to Additional Loans, for the price paid (or deemed paid) by

            Seller for the Replacement Loans therefor. In addition, Buyer shall be liable to Seller for interest on such remaining liability with respect to each such purchase (or deemed purchase) of Replacement

            Loans calculated on a 360-day year basis for the actual number of days during the period from and including the date of such purchase

            (or deemed purchase) until paid in full by Buyer. Such interest shall be at the greater of the Pricing Rate or the Prime Rate.



                  (iv) Buyer shall be liable to Seller for the amount of all expenses reasonably incurred by Seller in connection with or as a consequence of an Event of Default, including, without limitation,

            reasonable legal expenses and reasonable expenses and losses incurred in
            connection with covering existing hedging transactions with respect to the Purchased Mortgage Loans.



                  (v) Seller shall have all the rights and remedies provided herein, provided by applicable federal, state, foreign, and local laws, in equity, and under any other agreement between Buyer and

            Seller, including, without limitation, the right to offset any debt or claim.



                  (vi) Seller may exercise one or more of the remedies available to Seller immediately upon the occurrence of an Event of Default and at any time thereafter without notice to Buyer. All rights and remedies arising under this Agreement as amended from time-to-time hereunder are cumulative and not exclusive of any other rights or remedies which Seller may have.



15.   ADDITIONAL CONDITIONS



            Seller shall, on the date of the initial Transaction hereunder and,

upon the reasonable request of Buyer (but no more than once annually), on the date of any subsequent Transaction, cause to be delivered to Buyer, with reliance thereon permitted as to any Person that purchases the Purchased

Mortgage Loan from Buyer in a repurchase transaction, a favorable opinion or opinions of counsel with respect to the matters set forth in Exhibit IV attached hereto. In addition, on the date of the initial Transaction, Seller shall execute a letter agreement with Buyer with respect to certain fees owed hereunder and other matters reasonably required by Buyer.



16.   SINGLE AGREEMENT



            Buyer and Seller acknowledge that, and have entered hereinto and will enter into each Transaction hereunder in consideration of and in reliance upon the fact that, all Transactions hereunder constitute a single business and contractual relationship and that each has been entered into in consideration of the other Transactions. Accordingly, each of Buyer and Seller agrees (i) to perform all of its obligations in respect of each Transaction hereunder, and that a default in the performance of any such obligations shall constitute a default by it in respect of all Transactions hereunder, (ii) that each of them shall be entitled to set off claims and apply property held by them in respect of any Transaction against obligations owing to them in respect of any other

Transactions hereunder and (iii) that payments, deliveries, and other transfers made by either of them in respect of any Transaction shall be deemed to have been made in consideration of payments, deliveries, and other transfers in respect of any other Transactions hereunder, and the obligations to make any such payments, deliveries, and other transfers may be applied against each other and netted; provided, however, that the parties hereto acknowledge and agree that each Purchased Mortgage

Loan is identified and unique and nothing in this Agreement should limit or reduce Buyer's obligation to deliver the Purchased Mortgage Loans to Seller as and when provided herein.



17.   NOTICES AND OTHER COMMUNICATIONS



            Unless another address is specified in writing by the respective party to whom any written notice or other communication is to be given hereunder, all such notices or communications shall be in writing or confirmed in writing and delivered at the respective addresses set forth in the

Confirmation.



18.   ENTIRE AGREEMENT; SEVERABILITY



            This Agreement together with the applicable Confirmation and the

Custodial Agreement constitutes the entire understanding between Buyer and

Seller with respect to the subject matter it covers and shall supersede any existing agreements between the parties containing general terms and conditions for repurchase transactions involving Purchased Mortgage Loans. By acceptance of this Agreement, Buyer and Seller acknowledge that they have not made, and are not relying upon, any statements, representations, promises or undertakings not contained in this Agreement. Each provision and agreement herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the unenforceability of any such other provision or agreement.



19.   NON-ASSIGNABILITY



            The rights and obligations of the parties under this Agreement and under any Transaction shall not be assigned by Seller without the prior written consent of Buyer. Subject to the foregoing, this Agreement and any Transactions shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Nothing in this Agreement express or implied,

shall give to any person, other than the parties to this Agreement and their successors hereunder, any benefit or any legal or equitable right, power, remedy or claim under this Agreement.



20.   TERMINABILITY



            This Agreement shall terminate upon the earlier of (a) 30 days'

written notice from either party to the other to such effect or (b) 364 days from the date hereof, except that this Agreement shall, notwithstanding the clause above, remain applicable to any Transaction then outstanding.

Notwithstanding any such termination or the occurrence of an Event of Default,

(i) all of the representations and warranties hereunder (including those made in Exhibit V) and (ii) the covenants of Seller made in subsection (g) of Section 12 shall each continue and survive.



21.   GOVERNING LAW



            THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE

WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE

CONFLICT OF LAW PRINCIPLES THEREOF.



22.   CONSENT TO JURISDICTION AND ARBITRATION



            The parties irrevocably agree to submit to the personal jurisdiction of the United States District Court for the Southern District of New York, the

parties irrevocably waiving any objection thereto. If, for any reason, federal jurisdiction is not available, and only if federal jurisdiction is not available, the parties irrevocably agree to submit to the personal jurisdiction of the Supreme Court of the State of New York, the parties irrevocably waiving any objection thereto. Notwithstanding the foregoing two sentences, at either party's sole option exercisable at any time not later than thirty (30) days after an action or proceeding has been commenced, the parties agree that the matter may be submitted to binding arbitration in accordance with the commercial rules of the American Arbitration Association then in effect in the State of New

York and judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction thereof within the City, County and State of New

York; provided, however, that the arbitrator shall not amend, supplement, or reform in any regard this Agreement or the terms of any Confirmation, the rights or obligations of any party hereunder or thereunder, or the enforceability of any of the terms hereof or thereof. Any arbitration shall be conducted before a single arbitrator who shall be reasonably familiar with repurchase transactions and the secondary mortgage market in the City, County, and State of New York.



23.   NO WAIVERS, ETC.



            No express or implied waiver of any Event of Default by either party shall constitute a waiver of any other Event of Default and no exercise of any remedy hereunder by any party shall constitute a waiver of its right to exercise any other remedy hereunder. No modification or waiver of any provision of this

Agreement and no consent by any party to a departure herefrom shall be effective unless and until such shall be in writing and duly executed by both of the parties hereto. Any such waiver or modification shall be effective only in the specific instance and for the specific purpose for which it was given.

24.   INTENT



            The parties understand and intend that this Agreement and each

Transaction hereunder constitute a "repurchase agreement" and a "securities contract" as those terms are defined under the relevant provisions of Title 11 of the United States Code, as amended.



25.   SERVICING



            (a) Notwithstanding the purchase and sale of the Purchased Mortgage

Loans hereby, Seller shall continue to cause the Purchased Mortgage Loans to be serviced and special serviced by ___________ Mortgagor or another servicer reasonably acceptable to Buyer, respectively, for the benefit of Buyer and, if

Buyer shall exercise its rights to pledge or hypothecate the Purchased Mortgage

Loan prior to the related Repurchase Date pursuant to Section 8, Buyer's assigns; provided, however, that the obligations of Seller to service the

Purchased Mortgage Loans shall cease, at Seller's option, upon the payment by

Seller to Buyer of the Repurchase Price therefor. Seller shall cause the

Purchased Mortgage Loans to be serviced in accordance with the servicing standards maintained by other prudent mortgage lenders with respect to mortgage loans similar to the Purchased Mortgage Loans.



            (b) Seller agrees that Buyer is the owner of all servicing records,

including but not limited to any and all servicing agreements, files, documents,

records, data bases, computer tapes, copies of computer tapes, proof of insurance coverage, insurance policies, appraisals, other closing documentation,

payment history records, and any other records relating to or evidencing the servicing of Purchased Mortgage Loans (the "Servicing Records"). Seller grants

Buyer a security interest in all servicing fees and rights relating to the

Purchased Mortgage Loans and all Servicing Records to secure the obligation of the Seller or its designee to service in conformity with this Section and any other obligation of Seller to Buyer. Seller covenants to safeguard such

Servicing Records and to deliver them promptly to Buyer or its designee

(including the Custodian) at Buyer's request and upon Event of Default.



            (c) Upon the occurrence and continuance of an Event of Default,

Buyer may, in its sole discretion, (i) sell its right to the Purchased Mortgage

Loans on a servicing released basis or (ii) terminate the servicers of the

Purchased Mortgage Loans with or without cause, in each case without any obligation on the part of Buyer to pay any termination fees owed by Seller.



            (d) Seller shall not employ any servicers or special servicer other than _____________, to service the Purchased Mortgage Loans without the prior written approval of Buyer, which approval will not be unreasonably withheld.

            (e) Seller shall cause the servicer to execute a letter agreement with Buyer acknowledging Buyer's security interest and agreeing that, upon notice from Buyer (or the Custodian on its behalf) that an Event of Default has occurred and in continuing hereunder, it shall deposit all Income with respect to the Purchased Mortgage Loans in the account specified in the third sentence of Section 5(a).



26.   DISCLOSURE RELATING TO CERTAIN FEDERAL PROTECTIONS



            The parties acknowledge that they have been advised that in the case of Transactions in which one of the parties is an "insured depository institution" as that term is defined in Section 1831(a) of Title 12 of the

United States Code, as amended, funds held by the financial institution pursuant to a Transaction hereunder are not a deposit and therefore are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance

Fund or the Bank Insurance Fund, as applicable.



27.   RESERVED



28.   MISCELLANEOUS



            (a) Buyer shall be authorized to accept orders and take any other action affecting any accounts of the Seller in response to instructions given in writing or orally by telephone or otherwise by any person authorized to act on behalf of the Seller.



            (b) If there is any conflict between the terms of this Agreement or any Transaction entered into hereunder and the Custodial Agreement, this

Agreement shall prevail.



            (c) If there is any conflict between the terms of a Confirmation or a corrected Confirmation issued by the Buyer and this Agreement, the corrected

Confirmation shall prevail.



            (d) This Agreement may be executed in counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.



            (e) Seller agrees to reimburse Buyer for all reasonable costs and expenses of Buyer in connection with this Agreement including, without limitation, (i) the fees, expenses and disbursement of counsel to Buyer, (ii)

due diligence expenses and (iii) on-going auditing fees; provided that with respect to the establishment of this Agreement, Seller shall be responsible for up to $50,000 pursuant to this paragraph.

            (f) Seller and Buyer agree to maintain the confidentiality of this

Agreement and its terms and agree not to disclose this Agreement or its terms to any other party except as required for the enforcement of its terms or as required by law, regulatory requirements or court order or discovery. In the event Seller determines, in consultation with legal counsel experienced in securities regulation, that the Agreement must be filed with the Securities and

Exchange Commission pursuant to applicable law, such filing may only be made after consultation with Buyer and agreement upon redaction of certain terms of the Agreement (including, without limitation, the Pricing Spread), provided that nothing herein is intended to prevent Seller from complying with applicable laws and requirements of the Securities Act of 1933, as amended or regulations promulgated thereunder.



            (g) The headings in this Agreement are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.





                                            [Signature page follows.]

            IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date set forth above.



                                    LEHMAN COMMERCIAL PAPER INC.,

                                    Buyer







                            By:

                                   -----------------------------------------

                            Title:

                            Date:





                               FHB FUNDING CORP.,

                                    Seller





                            By:

                                   -----------------------------------------

                            Title:

                            Date:

                                EXHIBITS

                                --------





EXHIBIT I      Confirmation



EXHIBIT II     Form of Custodial Delivery



EXHIBIT III    Form of Power of Attorney



EXHIBIT IV     Opinion of Counsel to Seller



EXHIBIT V      Representations and Warranties Regarding Mortgage Loan



EXHIBIT VI     Seller's Underwriting Guidelines

                                EXHIBIT I



Form of Confirmation Letter



                                                                  (date)



FHB Funding Corp.



-------------------------------------



-------------------------------------



-------------------------------------



Attention:

           --------------------------



Confirmation No.:

                  -------------------







Ladies/Gentlemen:





            This letter confirms our oral agreement to purchase from you the

Mortgage Loans listed in Appendix I hereto, pursuant to the Master Repurchase

Agreement Governing Purchases and Sales of Mortgage Loans between us, dated as of July __, 1998 (the "Agreement"), as follows:



            Purchase Date:



            Mortgage Loans to be Purchased: See Appendix I hereto.

            [Appendix I to Confirmation Letter will list Mortgage Loans]



            Aggregate Principal Amount of Purchased Mortgage Loans:



            Purchase Price:



            Pricing Rate:



            Repurchase Date:



            Repurchase Price:



            Collateral Amount Percentage with respect to Market Value:

            Names and addresses for communications:



            Buyer:



            Lehman Commercial Paper Inc.

            200 Vesey Street

            9th Floor

            New York, New York  10285-0900

            Attention: Central Funding Department



            Seller:



            FHB Funding Corp.



            -------------------------------------



            -------------------------------------



            -------------------------------------



            Attention:

                       --------------------------



                                    LEHMAN COMMERCIAL PAPER INC.





                            By:

                                   -----------------------------------------

                            Name:

                            Title:







Agreed and Acknowledged:



FHB FUNDING CORP.,

Seller



                            By:

                                   -----------------------------------------

                            Name:

                            Title:

                               EXHIBIT II



                           Form of Custodial Delivery



            On this ____ day of ___________, 199__, FHB Funding Corp.

("Seller"), as the Seller under that certain Master Repurchase Agreement

Governing Purchases and Sales of Mortgage Loans, dated as of July __, 1998 (the

"Repurchase Agreement") between the Seller and Lehman Commercial Paper Inc.

("Buyer"), does hereby deliver to __________________ ("Custodian"), as custodian under that certain Custodial Agreement, dated as of July, 1998, among Buyer,

Seller and Custodian the Mortgage Files with respect to the Mortgage Loans to be purchased by Buyer pursuant to the Repurchase Agreement, which Mortgage Loans are listed on the Mortgage Loan Schedule attached hereto and which Mortgage

Loans shall be subject to the terms of the Custodial Agreement on the date hereof.



            With respect to the Mortgage Files delivered hereby, for the purposes of issuing the Trust Receipt, the Custodian shall review the Mortgage

Files to ascertain delivery of the documents listed in Annex A attached to the

Custodial Agreement.



            [The Mortgage Loans delivered hereby constitute Additional

Collateral delivered pursuant to Section 7 of the Custodial Agreement].][The

Mortgage Loans delivered hereby constitute Substituted Collateral pursuant to

Section 6 of the Custodial Agreement and are intended to be substituted for the

Purchased Mortgage Loans listed on the [schedule attached hereto][Request for

Release of Documents and receipt delivered herewith]. The Purchased Mortgage

Loans to be released shall be delivered to _______________.]



            Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Custodial Agreement.



            IN WITNESS WHEREOF, the Seller has caused its name to be signed hereto by its officer thereunto duly authorized as of the day and year first above written.



FHB FUNDING CORP.,



Seller





By:

       -----------------------------------------

Name:

Title:

                               EXHIBIT III



                        Form of Power of Attorney



            "Know All Men by These Presents, that FHB Funding Corp. ("Seller"),

does hereby appoint Lehman Commercial Paper Inc. ("Buyer"), its attorney-in-fact to act in Seller's name, place and stead in any way which Seller could do with respect to (i) the completion of the endorsements of the Mortgage Notes and the

Assignments of Mortgages, (ii) the recordation of the assignments of Mortgages and (iii) the enforcement of the Seller's rights under the Mortgage Loans purchased by Buyer pursuant to a Master Repurchase Agreement Governing Purchases

and Sales of Mortgage Loans dated as of July _, 1998 between Seller and Buyer

(the "Master Agreement") and to take such other steps as may be necessary or desirable to enforce Buyer's rights against such Mortgage Loans, the related

Mortgage Files and the Servicing Records to the extent that Seller is permitted by law to act through an agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Master Agreement.



            TO INDUCE ANY THIRD PARTY TO ACT HEREUNDER, SELLER HEREBY AGREES

THAT ANY THIRD PARTY RECEIVING A DULY EXECUTED COPY OR FACSIMILE OF THIS

INSTRUMENT MAY ACT HEREUNDER, AND THAT REVOCATION OR TERMINATION HEREOF SHALL BE

INEFFECTIVE AS TO SUCH THIRD PARTY UNLESS AND UNTIL ACTUAL NOTICE OR KNOWLEDGE

OF SUCH REVOCATION OR TERMINATION SHALL HAVE BEEN RECEIVED BY SUCH THIRD PARTY,

AND SELLER ON ITS OWN BEHALF AND ON BEHALF OF SELLER'S ASSIGNS, HEREBY AGREES TO

INDEMNIFY AND HOLD HARMLESS ANY SUCH THIRD PARTY FROM AND AGAINST ANY AND ALL

CLAIMS THAT MAY ARISE AGAINST SUCH THIRD PARTY BY REASON OF SUCH THIRD PARTY

HAVING RELIED ON THE PROVISIONS OF THIS INSTRUMENT.



            IN WITNESS WHEREOF Seller has caused this Power of Attorney to be executed and the Seller's seal to be affixed this __ day of July, 1998.

FHB FUNDING CORP.



(Seal)





 By:

        -----------------------------------------

 Name:

 Title:

                               EXHIBIT IV



                       OPINION OF SELLER'S COUNSEL

                                EXHIBIT V



                     Representations and Warranties

                        Regarding Mortgage Loans



            The Seller represents and warrants to the Buyer that, with respect to each Mortgage Loan sold in a Transaction hereunder, as of the related

Purchase Date:



            (a)   Mortgage Loans as Described.  The information set forth in the

Mortgage Loan Schedule is complete, true and correct in all material respects;



            (b) Payments Current Within 59 Days. The Mortgage Loan, together with the other Purchased Mortgage Loans subject to Transactions, would not cause the 30+ Delinquency Percentage to exceed 3.0%, and is not more than 59 days

Delinquent;



            (c) No Outstanding Charges. There are no defaults in complying with the terms of the Mortgage, and all taxes, governmental assessments, insurance premiums, water, sewer and municipal charges, leasehold payments or ground rents which previously became due and owing have been paid, or an escrow of funds has been established in an amount sufficient to pay for every such item which remains unpaid and which has been assessed but is not yet due and payable.

Seller has not advanced funds, or induced, solicited or knowingly received any advance of funds by a party other than the Mortgagor, directly or indirectly,

for the payment of any amount required under the Mortgage Loan, except for interest accruing from the date of the Mortgage Note or date of disbursement of the Mortgage Loan proceeds, whichever is greater, to the day which precedes by one month the due date of the first installment of principal and interest;



            (d) Original Terms Unmodified. The terms of the Mortgage Note and

Mortgage have not been impaired, waived, altered or modified in any respect,

except by a written instrument which has been recorded, if necessary to protect the interests of Buyer and which has been delivered to Buyer or its designee

(including the Custodian). The substance of any such waiver, alteration or modification has been approved by the issuer of any related primary mortgage guarantee policy (a "PMI Policy") and the title insurer, to the extent required by the policy, and its terms are reflected on the Mortgage Loan Schedule. No

Mortgagor has been released, in whole or in part, except in connection with an assumption agreement approved by the issuer of any related PMI Policy and the title insurer, to the extent required by the policy, and which assumption agreement is included in the Mortgage File delivered to Buyer or its designee

(including the Custodian);



            (e) No Defenses. The Mortgage Loan is not subject to any right of rescission, set-off, counterclaim or defense, including without limitation the defense of
usury, nor will the operation of any of the terms of the Mortgage Note or the

Mortgage, or the exercise of any right thereunder, render either the Mortgage

Note or the Mortgage unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including without limitation the defense of usury, and no such right of rescission, set-off, counterclaim or defense has been asserted with respect thereto;



            (f) Insurance Policies in Effect. The fire and casualty insurance policy covering the Mortgaged Property (1) affords (and will afford) sufficient insurance against fire and such other risks as are usually insured against in the broad form of extended coverage insurance from time to time available, as well as insurance against flood hazards if the Mortgaged Property is an area identified by the Federal Emergency Management Agency as having special flood hazards; (2) is a standard policy of insurance for the locale where the

Mortgaged Property is located, is in full force and effect, and the amount of the insurance is in the amount of the full insurable value of the Mortgaged

Property on a replacement cost basis or the unpaid balance of the Mortgage

Loans, whichever is less; (3) names (and will name) the present owner of the

Mortgaged Property as the insured; and (4) contains a standard mortgagee loss payable clause in favor of Seller. All individual insurance policies with respect to the Mortgage Loan are the valid and binding obligation of the insurer and contain a standard mortgage clause naming Seller, its successors and assigns, as Mortgagee. All premiums thereon have been paid. The Mortgage obligates the Mortgagor thereunder to maintain all such insurance policies at the Mortgagor's cost and expense, and upon the Mortgagor's failure to do so,

authorizes the holder of the Mortgage to obtain and maintain such insurance at the Mortgagor's cost and expense and to seek reimbursement therefor from the

Mortgagor;



            (g) Compliance with Applicable Laws. Any and all requirements of any federal, state or local law including, without limitation, usury,

truth-in-lending, real estate settlement procedures, consumer credit protection,

equal credit opportunity or disclosure laws applicable to the origination and servicing of the Mortgage Loan have been complied with, and Seller shall maintain in its possession, available for Buyer's inspection, and shall deliver to Buyer upon demand, evidence of compliance with all such requirements;



            (h) No Satisfaction of Mortgage. The Mortgage has not been satisfied, canceled, subordinated or rescinded, in whole or in part, and the

Mortgaged Property has not been released from the lien of the Mortgage, in whole or in part, nor has any instrument been executed that would effect any such release, cancellation, subordination or rescission;



            (i) Location and Type of Mortgaged Property. The Mortgaged Property

is located in the state identified in the Mortgage Loan Schedule and consists of a parcel of real property with a detached single family residence erected thereon, or a two- to four-family dwelling, or an individual condominium unit in a condominium project, or an individual unit in a planned unit development and no residence or dwelling is a mobile home or a manufactured dwelling which is not permanently affixed to real property. No portion of the Mortgaged Property is used for commercial purposes (except that up to 5% of the Purchased Mortgage

Loans can relate to mixed-use property);



            (j) Valid First or Second Lien. The Mortgage is a valid, subsisting and enforceable first or second lien on the Mortgaged Property, including all buildings on the Mortgaged Property and all installations and mechanical,

electrical, plumbing, heating and air conditioning systems located in or annexed to such buildings, and all additions, alterations and replacements made at any time with respect to the foregoing.

The lien of the Mortgage is subject only to:



                  (1)   the lien of current real property taxes and special

            assessments not yet due and payable;



                  (2) covenants, conditions and restrictions, rights of way,

            easements and other matters of the public record as of the date of recording acceptable to mortgage lending institutions generally and specifically referred to in the lender's title insurance policy delivered to the originator of the Mortgage Loan and (i) referred to or to otherwise considered in the appraisal made for the originator of the Mortgage Loan or (ii) which do not adversely affect the appraised value of the Mortgaged Property set forth in such appraisal;



                  (3) in the case of a Mortgaged Property that is a condominium or an individual unit in a planned unit development, liens for common charges permitted by statute;



                  (4) in the case where the Mortgage Loan is secured by a Second

            Mortgage (and represented on the Mortgage Loan Schedule as such),

            the lien of the First Mortgage; and



                  (5) other matters to which like properties are commonly

            subject which do not materially interfere with the benefits of the security intended to be provided by the Mortgage or the use,

            enjoyment, value or marketability of the related Mortgaged Property.



            Any security agreement, chattel mortgage or equivalent document related to and delivered in connection with the Mortgage Loan establishes and creates a valid, subsisting and enforceable first or second lien and first or second priority
security interest on the property described therein and Seller has full right to pledge and assign the same to Buyer or its designee (including the Custodian).



            (k) Validity of Mortgage Documents. The Mortgage Note and the

Mortgage are genuine, and each is the legal, valid and binding obligation of the maker thereof enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization,

receivership, moratorium or other similar laws relating to or affecting the rights of creditor's generally, and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law.) All parties to the Mortgage Note and the Mortgage had legal capacity to enter into the Mortgage Loan and to execute and deliver the Mortgage Note and the Mortgage,

and the Mortgage Note and the Mortgage have been duly and properly executed by such parties. The Mortgagor is a natural person who is a party to the Mortgage

Note and the Mortgage in an individual capacity, and not in the capacity of a trustee or otherwise;



            (l) Full Disbursement of Proceeds. The proceeds of the Mortgage Loan have been fully disbursed and there is no requirement for future advances thereunder, and any and all requirements as to completion of any on-site or off-site improvement and as to disbursements of any escrow funds therefor have been complied with. All costs, fees and expenses incurred in making or closing the Mortgage Loan and the recording of the Mortgage were paid, and the Mortgagor is not entitled to any refund of any amounts paid or due under the Mortgage Note or Mortgage;



            (m) Ownership. Seller is the sole owner of record and holder of the

Mortgage Loan. The Mortgage Loan is not assigned or pledged except as provided in this Agreement, and Seller has good and indefeasible title thereto, and has full right to pledge and assign the Mortgage Loan to Buyer or its designee

(including the Custodian) free and clear of any encumbrance, equity,

participation interest, lien, pledge, charge, claim or security interest, and has full right and authority subject to no interest or participation of, or agreement with, any other party, to sell and assign each Mortgage Loan pursuant to this Agreement (except a first lien where the Mortgage Loan is secured by a second lien);



            (n) Doing Business. To the best of Seller's knowledge, all parties which have had any interest in the Mortgage Loan, whether as mortgagee,

assignee, pledgee or otherwise, are (or, during the period in which they held and disposed of such interest, were) (1) in compliance with any and all applicable licensing requirements of the laws of the state wherein the Mortgaged

Property is located, and (2) organized under the laws of such state, or (3)

qualified to do business in such state, or (4) federal savings and loan associations or national banks having principal offices in such state, or (5)

not doing business in such state;

            (o) LTV. No Mortgage Loan has a Loan-to-Value Ratio of more than

100%.



            (p) Title Insurance. The Mortgage Loan is covered by an ALTA mortgage title insurance policy or such other form of policy acceptable to FNMA or FHLMC, issued by and constituting the valid and binding obligation of a title insurer generally acceptable to prudent mortgage lenders that regularly originate or purchase mortgage loans comparable to the Mortgage Loans for sale to prudent investors in the secondary market that invest in mortgage loans such as the Mortgage Loans and qualified to do business in the jurisdiction where the

Mortgaged Property is located, insuring Seller, its successors and assigns, as to the first or second priority lien of the Mortgage, as applicable. Seller is the sole named insured of such mortgage title insurance policy, the assignment to Buyer or the Custodian as assignee of Buyer of Seller's interest in such mortgage title insurance policy does not require the consent of or notification to the insurer or the same has been obtained, and such mortgage title insurance policy is in full force and effect and will be in full force and effect and inure to the benefit of Buyer upon the consummation of the transactions contemplated by this Agreement. No claims have been made under such mortgage title insurance policy and no prior holder of the related Mortgage, including

Seller, has done, by act or omission, anything that would impair the coverage of such mortgage title insurance policy;



            (q) No Defaults. There is no default, breach, violation or event of acceleration existing under the Mortgage or the Mortgage Note and no event which to the best knowledge of Seller, with the passage of time or with notice and the expiration of any grace or cure period, other than the failure to make, prior to expiration of the applicable grace period, the monthly payment due immediately prior to the related Purchase Date if such Purchase Date occurs prior to the expiration of such grace period, would constitute a default, breach, violation or event of acceleration, and neither Seller nor its predecessors have waived any default, breach, violation or event of acceleration;



            (r) No Mechanics' Liens. There are no mechanics' or similar liens or claims which have been filed for work, labor or material (and no rights are outstanding that under the law could give rise to such liens) affecting the

Mortgaged Property which are or may be liens prior to, or equal or coordinate with, the lien of the Mortgage except those that are stated in the title insurance policy and for which related losses are affirmatively insured against by such title insurance policy;



            (s) Location of Improvements; No Encroachments. All improvements which were considered in determining the appraised value of the Mortgaged

Property lay wholly within the boundaries and building restriction lines of the

Mortgaged Property and no improvements on adjoining properties encroach upon the Mortgaged Property except those that are stated in the title insurance policy and for which related losses are affirmatively insured against by such title insurance policy. No improvement located on or being part of the mortgaged property is in violation of any applicable zoning law or regulation;



            (t) Origination. The Mortgage Loan was originated, or purchased and reunderwritten, by Seller. The documents, instruments and agreements submitted for loan underwriting were not falsified and contain no untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the information and statements therein not misleading.



            (u) Customary Provisions. The Mortgage contains customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security provided thereby, including, (i) in the case of a

Mortgage designated as a deed of trust, by trustee's sale, and (ii) otherwise by judicial foreclosure. To the best knowledge of the Seller, there is no homestead or other exemption available to a Mortgagor which would interfere with the right to sell the Mortgaged Property at a trustee's sale or the right to foreclose the

Mortgage;



            (v) Occupancy of the Mortgaged Property. As of the related Purchase

Date the Mortgaged Property is capable of being lawfully occupied under applicable law. All inspections, licenses and certificates required to be made or issued with respect to all occupied portions of the Mortgaged Property and,

with respect to the use and occupancy of the same, including but not limited to certificates of occupancy and fire underwriting certificates, have been made or obtained from the appropriate authorities. Either that the Mortgagor represented at the time of origination of the Mortgage Loan that the Mortgagor would occupy the Mortgaged Property as the Mortgagor's primary residence or second home or the Mortgaged Property is capable of being occupied pursuant to terms that approximate current standard market rental terms and rates;



            (w) No Additional Collateral. The Mortgage Note is not and has not

been secured by any collateral except the lien of the corresponding Mortgage and the security interest of any applicable security agreement or chattel mortgage referred to in (j) above;



            (x) Deeds of Trust. In the event the Mortgage constitutes a deed of trust, a trustee, duly qualified under applicable law to serve as such, has been properly designated and currently so serves and is named in the Mortgage, and no fees or expenses are or will become payable by Buyer to the trustee under the deed of trust, except in connection with a trustee's sale after default by the

Mortgagor;

            (y)   [reserved];



            (z) Purchase of Mortgage Documents. Each of the documents and instruments included in the Mortgage File is duly executed and in due and proper form and each such document or instrument is in a form generally acceptable to prudent institutional mortgage lenders that regularly originate and purchase mortgage loans;



            (aa) Condominiums/Planned Unit Developments. If the Mortgaged

Property is a condominium unit or a planned unit development (other than a de minimus planned unit development) such condominium or planned unit development project meets FNMA eligibility requirements for sale to FNMA or is located in a condominium or planned unit development project which has received FNMA project approval and the representations and warranties required by FNMA with respect to such condominium or planned unit development have been made and remain true and correct in all respects;



            (bb) Transfer of Mortgage Loans. The assignment of Mortgage is in recordable form and is acceptable for recording under the laws of the jurisdiction in which the Mortgaged Property is located;



            (cc) Due on Sale. The Mortgage contains an enforceable provision for the acceleration of the payment of the unpaid principal balance of the Mortgage

Loan in the event that the Mortgaged Property is sold or transferred without the prior written consent of the Mortgagee thereunder;



            (dd) No Buydown Provisions; No Graduated Payments or Contingent

Interests. The Mortgage Loan does not contain provisions pursuant to which monthly payments are paid or partially paid with funds deposited in any separate account established by Seller, the Mortgagor or anyone on behalf of the

Mortgagor, or paid by any source other than the Mortgagor nor does it contain any other similar provisions currently in effect which may constitute a

"buydown" provision. The Mortgage Loan is not a graduated payment mortgage loan and the Mortgage Loan does not have a shared appreciation or other contingent interest feature;



            (ee) Consolidation of Future Advances. Any future advances made prior to the Purchase Date have been consolidated with the outstanding principal amount secured by the Mortgage, and the secured principal amount, as consolidated, bears a single interest rate and single repayment term. The lien of the Mortgage securing the consolidated principal amount is expressly insured as having first or second lien priority, as applicable, by a title insurance policy or an endorsement to the policy insuring the mortgagee's consolidated interest. The consolidated principal amount does not exceed the original principal amount of the Mortgage Loan;

            (ff) Mortgaged Property Undamaged. There is no proceeding pending or threatened for the total or partial condemnation of the Mortgaged Property. The

Mortgaged Property is undamaged by waste, fire, earthquake or earth movement,

windstorm, flood, tornado or other casualty so as to affect adversely the value of the Mortgaged Property as security for the Mortgage Loan or the use for which the premises were intended;



            (gg) Collection Practices; Escrow Deposits; Interest Rate

Adjustments. The origination and collection practices used with respect to the

Mortgage Loan have been in all respects in accordance with industry custom and practice, and have been in all respects legal and proper. With respect to escrow deposits and escrow payments, all such payments are in the possession of Seller or servicer and there exist no deficiencies in connection therewith for which customary arrangements for repayment thereof have not been made. All escrow payments have been collected in full compliance with state and federal law. If an escrow of funds has been established, it is not prohibited by applicable law and has been established in an amount sufficient to pay for every item that remains unpaid and has been assessed but is not yet due and payable. No escrow deposits or escrow payments or other charges or payments due Seller have been capitalized under the Mortgage or the Mortgage Note. All mortgage interest rate adjustments have been made in strict compliance with state and federal law and the terms of the related Mortgage Note. Any interest required to be paid pursuant to state and local law has been properly paid and credited;



            (hh)  Conversion to Fixed Interest Rate. None of the Mortgage Notes

contain a provision allowing the Mortgagor to convert the Mortgage Note from an adjustable interest rate Mortgage Note to a fixed interest rate Mortgage Note;



            (ii) Appraisal. The Mortgage File contains an appraisal of the related Mortgaged Property signed prior to the approval of the Mortgage Loan application by a qualified appraiser, duly appointed by the originator of the

Mortgage Loan, who had no interest, direct or indirect in the Mortgaged Property or in any loan made on the security thereof, other than as an employee of the lender, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan, and the appraisal and appraiser both satisfy the requirements of Title XI of the Federal Institutions Reform, Recovery, and Enforcement Act of

1989 and the regulations promulgated thereunder, all as in effect on the date the Mortgage Loan was originated;



            (jj) Soldiers' and Sailors' Relief Act. The Mortgagor has not

notified Seller, and Seller has no knowledge of any relief requested or allowed to the Mortgagor under the Soldiers' and Sailors' Civil Relief Act of 1940;

            (kk) Environmental Matters. The Mortgaged Property is free from any and all toxic or hazardous substances and there exists no violation of any local, state or federal environmental law, rule or regulation;



            (ll) Second Mortgages. The Mortgage Loan, together with the other

Purchased Mortgage Loans subject to then outstanding Transactions does not cause the aggregate Purchase Price of all Purchased Mortgage Loans which are secured by Second Mortgages to exceed 30% of the aggregate Purchase Price for all

Purchased Mortgage Loans which are subject to then outstanding Transactions.

With respect to each Mortgage Loan secured by a Second Mortgage lien on the related Mortgaged Property:



                  (A) if the Loan-to-Value Ratio is higher than 70%, either the related First Mortgage does not provide for a balloon payment or the maturity date of each Mortgage Loan with respect to which a First

            Mortgage on the related Mortgaged Property provides for a balloon payment is prior to the maturity date of the Mortgage Loan relating to such first lien;



                  (B) the related first lien on any Mortgaged Property with

            respect to which the related Mortgage Loan secured by a second lien does not provide for negative amortization;



                  (C) either no consent for the Mortgage Loan secured by a

            Second Mortgage on the related Mortgaged Property is required by the holder of the related First Mortgage or such consent has been obtained and is contained in the Mortgage File; and



                  (D) the related First Mortgage is not held by an individual

            (to the extent the aggregate principal amount of Second Mortgages in which the First Mortgage is held by an individual is in excess of 5%

            of the aggregate principal amount of Mortgage Loans in the facility);



            (mm)  Seller Origination.  The Mortgage Loan was originated or purchased and reunderwritten by Seller;



            (nn) "C" Loans. In the event such Mortgage Loan is a "C" Loan, the aggregate unpaid principal balance of such Mortgage Loan, together with the other Purchased Mortgage Loans subject to then outstanding Transactions, does not cause the aggregate Purchase Price of all Purchased Mortgage Loans which are

"C" Loans to exceed 20% of the aggregate unpaid principal balance for all

Purchased Mortgage Loans which are subject to then outstanding Transactions;

            (oo)  No Construction Loans.  No Mortgage Loan is a construction loan;



            (pp)  Selection by Seller.  No Mortgage Loan was selected for inclusion under this Agreement on any basis which was intended to have a material adverse effect on Buyer;



            (qq) Manufactured Housing. No Mortgage Loans relate to a

manufactured housing unit which is not permanently affixed to real property. If the Mortgage Loan relates to a permanently affixed manufactured housing unit or mixed use property, such Mortgage Loan together with all other such Mortgage

Loans then subject to Transactions shall not exceed 3% of the aggregate Purchase

Price;



            (rr)  [reserved]



            (ss) No Bankruptcy of Mortgagor. None of the Mortgage Loans are

subject to a bankruptcy plan; (tt) Conformance to Underwriting Standards. Each

Mortgage Loan conforms to the Seller's underwriting guidelines supplied to Buyer by Seller, or is an approved exception thereto, provided that such exception does not materially impact the value of such Mortgage Loan;



            (uu)  Qualified Mortgage.  Each Mortgage Loan constitutes a

"qualified mortgage" within the meaning of Section 860G(a)(3) of the Code;



            (vv)  [Reserved];



            (ww)  Balloon Mortgage Loans.  If the Mortgage Loan is a Balloon

Mortgage Loan, such Mortgage Loan together with all other Balloon Mortgage Loans subject to Transactions, does not exceed 20% of the aggregate Purchase Price;



            (xx) Owner Occupied. In the event such Mortgage Loan relates to a

Mortgaged Property which is non-owner occupied, the Mortgage Loan, together with the other Purchased Mortgage Loans subject to Transactions relating to Mortgaged

Properties which are non-owner occupied, does not exceed 20% of the aggregate outstanding unpaid principal balance of all Purchased Mortgage Loans subject to

Transactions;



            (yy) Payment Terms. With respect to adjustable rate Mortgage Loans,

the mortgage interest rate is adjusted annually or semi-annually on each interest rate adjustment date to equal the index plus the gross margin, rounded up or down to the nearest 1/8%, subject to the mortgage interest rate cap. With respect to fixed rate Mortgage Loans, the Mortgage Note is payable each month in equal monthly
installments of principal and interest. With respect to adjustable rate Mortgage

Loans, installments of interest are subject to change due to the adjustments to the mortgage interest rate on each interest rate adjustment date, with interest calculated and payable in arrears, sufficient to amortize the Mortgage Loan fully by the stated maturity date, over an original term of not more than thirty years from commencement of amortization; and



            (aaa) Wet Ink Mortgage Loans. In the event such Mortgage Loan is a

Wet Ink Mortgage Loan, the Mortgage Loan, together with the other Wet Ink

Mortgage Loans subject to then outstanding Transactions does not cause the aggregate unpaid principal balance of all Purchased Mortgage Loans which are Wet

Ink Mortgage Loans to exceed $40,000,000.



            It is understood and agreed that the representations and warranties set forth in this Exhibit V shall survive delivery of the respective Mortgage

Files to the Custodian on behalf of Buyer.

================================================================================











                              --------------------







                           WAREHOUSE CREDIT AGREEMENT



                           DATED AS OF APRIL 30, 1998





                              --------------------



                                      AMONG



                           CONTITRADE SERVICES L.L.C.,



                     FIRSTCITY CONSUMER LENDING CORPORATION,



                       FIRSTCITY AUTO RECEIVABLES L.L.C.,



                                       AND



                         FIRSTCITY FINANCIAL CORPORATION









================================================================================

                                TABLE OF CONTENTS



                                                                                                                PAGE


SECTION 1.        DEFINITIONS.....................................................................................1



         1.1.     DEFINED TERMS...................................................................................1



SECTION 2.        AMOUNT AND TERMS OF LENDER FUNDING COMMITMENT...................................................2



         2.1.     LENDER FUNDING COMMITMENT.......................................................................2



         2.2.     PROMISSORY NOTE.................................................................................2



         2.3.     AVAILABILITY OF BORROWINGS......................................................................2



         2.4.     INTEREST........................................................................................3



         2.5.     PRINCIPAL PAYMENTS ON THE LOAN..................................................................3



         2.6.     SECURITY AND COLLATERAL AGENT AGREEMENT.........................................................3



         2.7.     DEPOSITS TO COLLECTION ACCOUNT..................................................................4



         2.8.     PROCEEDS........................................................................................4



         2.9.     TAXES...........................................................................................4



SECTION 3.        REPRESENTATIONS AND WARRANTIES..................................................................5



         3.1.     REPRESENTATIONS AND WARRANTIES OF BORROWER......................................................5



         3.2.     REPRESENTATIONS AND WARRANTIES OF FIRSTCITY CONSUMER............................................8



         3.3.     REPRESENTATIONS AND WARRANTIES OF FIRSTCITY FINANCIAL..........................................11



SECTION 4.        CONDITIONS PRECEDENT...........................................................................13



         4.1.     CONDITIONS TO INITIAL ADVANCE..................................................................13



         4.2.     CONDITIONS TO EACH ADVANCE.....................................................................15



SECTION 5.        RELEASE OF LIENS...............................................................................16



SECTION 6.        AFFIRMATIVE COVENANTS..........................................................................16



         6.1.     FINANCIAL STATEMENTS...........................................................................16



         6.2.     CERTIFICATES; OTHER INFORMATION................................................................17



         6.3.     PAYMENT OF OBLIGATIONS.........................................................................17





                                       i


         6.4.     CONDUCT OF BUSINESS AND MAINTENANCE OF EXISTENCE...............................................17



         6.5.     MAINTENANCE OF PROPERTY; INSURANCE.............................................................17



         6.6.     INSPECTION OF PROPERTY; BOOKS AND RECORDS; DISCUSSIONS; AUDIT REPORTS..........................18



         6.7.     NOTICES........................................................................................18



         6.8.     DELIVERY OF OTHER REPORTS......................................................................19



         6.9.     APPROVAL OF NEW ORIGINATORS....................................................................19



         6.10.    FURTHER ASSURANCES.............................................................................19



         6.11.    COOPERATION IN MAKING CALCULATIONS.............................................................19



         6.12.    SECURITIZATION.................................................................................20



         6.13.    ADDITIONAL CREDIT SUPPORT......................................................................20



         6.14.    MINIMUM NET WORTH..............................................................................20



         6.15.    UNDERWRITING AND REVIEW........................................................................20



         6.16.    CERTAIN INFORMATION............................................................................20



         6.17.    CONDUCT OF BUSINESS AND MAINTENANCE OF EXISTENCE...............................................20



         6.18.    NOTICES........................................................................................20



         6.19.    MAINTENANCE OF CONTROL.........................................................................21



         6.20.    FURTHER ASSURANCES.............................................................................21



         6.21.    MAINTENANCE OF CONTROL-BORROWER................................................................21



SECTION 7.        NEGATIVE COVENANTS.............................................................................21



         7.1.     LIMITATION ON DEBT.............................................................................21



         7.2.     LIMITATION ON LIENS............................................................................21



         7.3.     LIMITATION ON FUNDAMENTAL CHANGES..............................................................22



         7.4.     SALE, TRANSFER OR ENCUMBRANCE OF ASSETS........................................................22



         7.5.     CONTRACTS......................................................................................22



         7.6.     LIMITATION ON DIVIDENDS........................................................................22





                                       ii


         7.7.     LIMITATIONS ON BORROWER'S BUSINESS AND ACTIVITIES..............................................22



         7.8.     LIMITATION ON INVESTMENTS, LOANS AND ADVANCES..................................................23



         7.9.     TRANSACTIONS WITH AFFILIATES...................................................................23



         7.10.    SALE AND LEASEBACK.............................................................................23



         7.11.    CERTIFICATE OF FORMATION.......................................................................23



         7.12.    FISCAL YEAR....................................................................................23



         7.13.    LIMITATION ON NEGATIVE PLEDGE CLAUSES..........................................................23



         7.14.    ACTIVITIES OF BORROWER.........................................................................23



         7.15.    AGREEMENTS.....................................................................................24



         7.16.    BANK ACCOUNTS..................................................................................24



         7.17.    LOCKBOX PROVIDERS..............................................................................24



         7.18.    SUBORDINATED DEBT..............................................................................24



         7.19.    MARGIN SECURITIES..............................................................................24



         7.20.    NO COMMINGLING.................................................................................24



         7.21.    GUARANTEES.....................................................................................24



         7.22.    AMENDMENT OF FACILITY AGREEMENTS...............................................................24



         7.23.    POLICIES.......................................................................................25



         7.24.    MISCELLANEOUS..................................................................................25



SECTION 8.        REMEDIES UPON DEFAULT..........................................................................25



         8.1.     ACCELERATION...................................................................................25



         8.2.     FILES..........................................................................................25



         8.3.     COLLECTIONS....................................................................................25



         8.4.     POWER OF ATTORNEY..............................................................................26



SECTION 9.        FUNDING COMMITMENT OF FIRSTCITY................................................................26



         9.1.     FUNDING COMMITMENT.............................................................................26



         9.2.     FIRSTCITY FINANCIAL TO PROVIDE SUBORDINATE FINANCING...........................................27





                                      iii


         9.3.     INDEMNIFICATION................................................................................27



SECTION 10.       MISCELLANEOUS..................................................................................27



         10.1.    AMENDMENTS AND WAIVERS.........................................................................27



         10.2.    NOTICES........................................................................................28



         10.3.    NO WAIVER; CUMULATIVE REMEDIES.................................................................29



         10.4.    SURVIVAL OF REPRESENTATIONS AND WARRANTIES.....................................................29



         10.5.    PAYMENT OF EXPENSES AND TAXES..................................................................29



         10.6.    SUCCESSORS AND ASSIGNS; PARTICIPATIONS.........................................................30



         10.7.    TERMINATION....................................................................................31



         10.8.    COUNTERPARTS...................................................................................31



         10.9.    SEVERABILITY...................................................................................31



         10.10.   INTEGRATION; CONSTRUCTION......................................................................31



         10.11.   LIMITED LIABILITY..............................................................................31



         10.12.   GOVERNING LAW..................................................................................32



         10.13.   SUBMISSION TO JURISDICTION; WAIVERS............................................................32



         10.14.   ACKNOWLEDGEMENTS...............................................................................33



         10.15.   WAIVER OF JURY TRIAL...........................................................................33








EXHIBITS

Exhibit A    -        Definition List

Exhibit B    -        Form of Promissory Note

Exhibit C    -        Notice of Borrowing

Exhibit D    -        Reserved

Exhibit E    -        Reserved

Exhibit F    -        Underwriting Guidelines

Exhibit G    -        Charge Off Policy

Exhibit H    -        Lockbox Agreement

                           WAREHOUSE CREDIT AGREEMENT



                  WAREHOUSE CREDIT AGREEMENT, dated as of April 30, 1998 (this

"Credit Agreement"), by and among CONTITRADE SERVICES L.L.C., a Delaware limited liability company ("Lender"), FIRSTCITY AUTO RECEIVABLES L.L.C., a Texas limited liability company ("Borrower"), FIRSTCITY CONSUMER LENDING CORPORATION, a Texas

corporation ("FirstCity Consumer"), and FIRSTCITY FINANCIAL CORPORATION, a

Delaware corporation (together with the Borrower and FirstCity Consumer, the

"FirstCity Entities").



                              W I T N E S S E T H:



                  WHEREAS, Borrower desires to purchase certain Contracts from time to time; and



                  WHEREAS, Borrower has requested that Lender make the Loan to

Borrower, the proceeds of which shall be used to purchase Contracts; and



                  WHEREAS, as security for its obligations under this Credit

Agreement, Borrower shall pledge the Collateral; and



                  WHEREAS, subject to the terms and conditions set forth herein,

Lender is willing to make the Loan to Borrower.



                  NOW, THEREFORE, the parties hereto agree as follows:





                             SECTION 1. DEFINITIONS



1.1.     Defined Terms.



                  (a) As used in this Credit Agreement, the Promissory Note, the

Servicing Agreement, the Security and Collateral Agent Agreement, the Paying

Agent Agreement, the IBSA, or any certificate or other document made or delivered pursuant hereto or thereto (collectively, the "Facility Agreements"),

the capitalized terms used herein and therein shall, unless otherwise defined herein or therein, have the meanings assigned to them in the Definitions List dated as of the date hereof that refers to this Credit Agreement, which is incorporated herein by reference and attached as Exhibit A hereto (the

"Definitions List").



                  (b) As used herein or in any other Facility Agreement,

accounting terms not defined in the Definitions List and accounting terms partly defined in the Definitions List to the extent not defined shall have the respective meanings given to them under GAAP.



                  (c) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Credit Agreement shall refer to this Credit

Agreement as a whole and not to any particular provision of this Credit

Agreement, and Section, subsection and Exhibit references are to this Credit

Agreement unless otherwise specified.



                  (d) Capitalized terms used herein or in any other Facility

Agreement shall be equally applicable to both the singular and plural forms of such terms.

            SECTION 2. AMOUNT AND TERMS OF LENDER FUNDING COMMITMENT



2.1.     Lender Funding Commitment.



                    (a) Subject to the terms and conditions hereof, Lender

agrees to make revolving credit loans (collectively, "Advances" or the "Loan",

and, individually, an "Advance") to Borrower from time to time during the

Commitment Period, as requested by the Borrower; provided, however, that in no event shall Lender make any Advance, if (x) after giving effect to such Advance the Outstanding Facility Balance would exceed either (i) the Maximum Loan Amount or (ii) the Borrowing Base or (y) an Event of Default or an Unmatured Event of

Default shall have occurred and be continuing and not waived by Lender. Funds may be borrowed, repaid and reborrowed on a revolving basis subject to the terms and conditions set forth herein. The lending arrangement described herein is referred to herein as the "Facility".



                  (b) The Facility will cancel automatically on the Commitment

Termination Date; provided, however, that the Borrower may request a renewal, in writing (a "Renewal Request"), not more than 120 days prior to the Commitment

Termination Date; and provided, further, that the Lender must notify the

Borrower, in writing, by the later of (x) 30 days from receipt by the Lender of the Renewal Request or (y) at least 60 days prior to the Commitment Termination

Date that it has elected to renew the Facility.



                  (c) If the Facility is not renewed pursuant to Section 2.1(b),

Lender shall extend the Facility 60 days if no Event of Default or Unmatured

Event of Default shall have occurred and be continuing and if the Borrower delivers to the Lender (i) a commitment letter, acceptable to the Lender, for a replacement warehouse loan facility from a financial institution acceptable to the Lender or (ii) a guarantee, from a party acceptable to the Lender, of all amounts payable under the Facility.





2.2. Promissory Note.



                    The Borrower shall, in connection with the Facility, execute and deliver a promissory note, substantially in the form of Exhibit B hereto

(the "Promissory Note"), payable to the order of Lender. Borrower is obligated to make payments to Lender as provided in this Agreement whether or not Borrower has executed the Promissory Note. The actual amount Borrower is obligated to pay the Lender shall be determined by this Agreement and the records of the Lender,

regardless of the terms of the Promissory Note. Any Promissory Note executed in connection with the Facility need not be amended to reflect changes made to this

Agreement. The records of the Lender shall, absent demonstrable error, be conclusive evidence at any time as to the amount of the Loan, the interest due thereon, and all other amounts owed in connection with this Agreement with respect to the Borrower. The Promissory Note shall (a) be dated the Closing

Date, (b) be stated to mature on the Commitment Termination Date and (c) provide for the payment of interest in accordance with Section 2.4.



2.3.     Availability of Borrowings.



                    Borrower may request an Advance on any Business Day during the Commitment Period, subject to the provisions contained in Section 2.1, by giving Lender, with a copy to the Collateral Agent, prior irrevocable notice of each borrowing in the form of Exhibit C hereto ("Notice of Borrowing") by 11:00

A.M. (New York City time) on the second Business Day prior to a Borrowing Date which shall specify (a) the Borrowing Date for such borrowing, (b) the

Outstanding Facility Balance on such date (prior to the making of the requested

Advance), (c) the Borrowing Base applicable to such Advance, and (d) the

Available Facility Amount; provided, however, that Lender shall not be obligated to make more than one Loan in any single calendar week. Subject to satisfaction of the conditions precedent set forth in Section 4 hereof, the proceeds of such

Advance will be made available to Borrower by Lender by wire transfer of immediately available funds to the Collection Account. The amount of such

Advance shall be paid out from the Collection Account as set forth in Section

2.03(a) of the Paying Agent Agreement.



2.4.     Interest.



                    Interest shall accrue on the Outstanding Facility Balance at a fluctuating rate per annum equal to (i) in the case of the Contracts originated by FirstCity Funding or the N.A.F. Entities, LIBOR plus three percent

(3.00%) and (ii) in the case of Contracts originated by FirstCity Consumer

Finance, LIBOR plus one and one-half percent (1.50%). Interest accrued on the

Loans shall be paid monthly in arrears on the third day of each calendar month,

or if such day is not a Business Day the next succeeding Business Day,

commencing in the first calendar month following the Closing Date (each such date, a "Payment Date"). Upon the occurrence, and during the continuance of, an

Event of Default, the Outstanding Facility Balance shall bear interest at the rate per annum equal to LIBOR plus seven percent (7.00%); provided, however,

that no provision of this Agreement shall require the payment or permit the collection of interest in excess of the maximum permitted by applicable law; and

provided, further, that interest shall not be considered paid by any distribution if at any time such distribution is rescinded or must be returned for any reason. Interest shall accrue on the basis of a 360-day year and the actual number of days elapsed.



2.5.     Principal Payments on the Loan.



                  (a) Other than as set forth in Section 2.03(a)(i), (ii) and

(iii) of the Paying Agent Agreement, the Borrower shall prepay the Loan with the proceeds of a Securitization to at least an extent such that the Outstanding

Facility Balance (after such prepayment) does not exceed the Borrowing Base

(after taking into account the Contracts transferred from the Facility to the

Securitization). Any such prepayment shall be accompanied by payment of all accrued and unpaid interest thereon and all fees and other amounts due to the

Lender hereunder through the date of such prepayment.



                  (b) Borrower shall pay the Outstanding Facility Balance,

together with any accrued and unpaid interest thereon, and any other sums due pursuant to the terms hereof as set forth in Section 2.0(3)(a)(iv) and (v) of the Paying Agent Agreement and otherwise on or before the Commitment Termination

Date.



2.6.     Security and Collateral Agent Agreement.



                    The Facility is secured pursuant to a Security and

Collateral Agent Agreement, dated as of the date hereof (the "Security and

Collateral Agent Agreement"), among the Borrower, the Lender and Chase Bank of

Texas, National Association, as Collateral Agent (together with any successors thereto, the "Collateral Agent").

2.7.     Deposits to Collection Account.



                  (a) Borrower shall cause the Paying Agent to establish on or prior to the Closing Date, a bank account in the name of the Borrower (the

"Collection Account"), as set forth in Section 2.01 of the Paying Agent

Agreement. The Collection Account shall at all times be an Eligible Deposit

Account. All amounts held in such account shall, to the extent permitted by applicable laws, rules and regulations, be invested by the Collateral Agent at the written direction of the Borrower, in Permitted Investments which mature prior to the following Payment Date, or such earlier date as may be specified by the Borrower. Investments in Permitted Investments shall not be sold or otherwise disposed of prior to their maturity unless (x) a Securitization or an

Event of Default shall have occurred and be continuing, (y) the Lender shall have instructed the Borrower to sell or otherwise dispose of such investments prior to their maturity or (z) as needed to fund the disbursements listed in

Section 2.03(a) of the Paying Agent Agreement. Should the Collection Account no

longer be an Eligible Deposit Account, then the Borrower shall within 10

Business Days (or such longer period, not to exceed 30 calendar days, as to which the Lender shall consent), with such bank's or trust company's assistance as necessary, cause the Collection Account to be moved to a bank or trust company such that the Collection Account will be an Eligible Deposit Account.

Investment earnings on funds deposited in the Collection Account shall be deposited in the Collection Account.



                  (b) The Servicer shall cause each Lockbox Provider to deposit,

within 1 Business Day of Receipt, all available Collections received by each such Lockbox Provider into Wells Fargo Account #0221688385 (the "Lockbox

Account"). Within 2 Business Days of Receipt, the Servicer shall cause each

Lockbox Provider to transfer such payments into the Collection Account.



                  (c) All Collections received directly by the Borrower or the

Servicer shall be held by the Borrower or the Servicer, as applicable, in trust for the benefit of the Lender. Borrower shall remit for deposit, and shall cause the Servicer to remit for deposit, no later than the close of business on the day received, such Collections in the Collection Account.



                  (d) Borrower may, from time to time, deposit cash and/or

deliver to the Paying Agent Permitted Investments to be credited to the

Collection Account.



2.8. Proceeds.



                    The proceeds of the Loan shall be used by Borrower solely to finance the purchase or holding of Eligible Contracts, and to pay other amounts expressly permitted under the terms and conditions of the Facility Agreements,

provided, however, if the Loan is prepaid, proceeds can be re-borrowed up to the

Available Facility Amount.



2.9.     Taxes.



                    All payments made by Borrower under this Credit Agreement

and the Promissory Note shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings,

now or hereafter imposed, levied, collected, withheld or assessed by any

Governmental Authority having taxing authority, excluding income taxes and franchise taxes (imposed in lieu of income taxes) imposed on Lender, as a result of any present or former connection between the jurisdiction of the government or taxing authority imposing such tax or any political subdivision or taxing authority thereof or therein and Lender (excluding a connection arising solely from Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Credit Agreement or the Promissory Note) (all such non-excluded taxes, levies, imposts, duties, charges, fees, deductions and withholdings being hereinafter called "Taxes"). If any Taxes are required to be withheld from any amounts payable to or under the Promissory Note, the amounts so payable to Lender shall be increased to the extent necessary to yield to

Lender (after payment of all Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Credit Agreement and the Promissory Note. Whenever any Taxes are payable by Borrower, as promptly as possible thereafter Borrower shall send to Lender a certified copy of an original official receipt received by Borrower showing payment thereof. If

Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to Lender the required receipts or other required documentary evidence, Borrower shall indemnify Lender for any incremental Taxes, interest or penalties that Lender is legally required to pay as a result of any such failure. The agreements in this subsection shall survive the termination of this

Credit Agreement and the payment of the Promissory Note.



                   SECTION 3. REPRESENTATIONS AND WARRANTIES



3.1.     Representations and Warranties of Borrower.



                    To induce Lender to enter into this Credit Agreement and to make the Advances, Borrower hereby represents and warrants to Lender that:



                  (a) Existence; Compliance with Law. Borrower (i) is duly

organized, validly existing and in good standing under the laws of Texas, (ii)

has the power and authority, and the legal right, as a Texas limited liability company, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (iii) is duly qualified as a foreign limited liability company, is in good standing and has all licenses (in full force and effect) under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and/or licensing and (iv) is in compliance with all Requirements of Law.



                  (b) Power; Authorization; Enforceable Obligations. Borrower

has the power and authority, and the legal right, as a Texas limited liability company, to make, deliver and perform this Credit Agreement and the other

Facility Agreements to which it is a party and to borrow hereunder and has taken all necessary action to authorize the borrowings on the terms and conditions of this Credit Agreement and the other Facility Agreements to which it is a party and to authorize the execution, delivery and performance of this Credit

Agreement and the other Facility Agreements to which it is a party. All consents or authorizations of, filing with or other act by or in respect of, any

Governmental Authority or any other Person required to be obtained, made or given by it in connection with the borrowings hereunder or with the execution,

delivery, performance, validity or enforceability of this Credit Agreement or the other Facility Agreements to which it is a party have been so obtained, made or received. This Credit Agreement and each other Facility Agreement to which it is a party has been duly executed and delivered on behalf of Borrower. This

Credit Agreement and each other Facility Agreement to which it is a party constitutes a legal, valid and binding obligation of Borrower enforceable against Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).



                  (c) No Legal Bar. The execution, delivery and performance of this Credit Agreement and the other Facility Agreements, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or Contractual Obligation of Borrower and will not result in, or require,

the creation or imposition of any Lien on any of its properties or revenues pursuant to any such Requirement of Law or Contractual Obligation other than the

Lien set forth herein.



                  (d) No Material Litigation. No litigation, investigation or proceeding of or before any arbitrator, court or Governmental Authority is pending or threatened, by or against Borrower or against any of its properties or revenues (i) with respect to this Credit Agreement or the other Facility

Agreements or any of the transactions contemplated hereby or thereby, or (ii)

which could have a material adverse effect on the business, prospects,

properties, assets, operations or condition, financial or otherwise, of

Borrower, or the ability of Borrower to perform its obligations hereunder or under the other Facility Agreements.



                  (e) No Default; No Event of Default. Borrower is not in

default under or with respect to any of its Contractual Obligations in any respect which could have a material adverse effect on the business, operations,

properties, assets, condition or prospects, financial or otherwise, of Borrower,

or on the ability of Borrower to perform its obligations hereunder or under the other Facility Agreements. No Event of Default or Unmatured Event of Default has

occurred or is continuing.



                  (f) No Burdensome Restrictions. Borrower is not a party to or subject to any Contractual Obligation (other than the Facility Agreements) which could have a material adverse effect on the business, properties, assets,

operations, condition or prospects, financial or otherwise, of Borrower, or on the ability of Borrower to carry out its obligations hereunder or under the other Facility Agreements.



                  (g) Taxes. Borrower has filed or caused to be filed all

federal, state and other tax returns which are required to be filed by it, or has filed extensions with respect thereto (which extensions have not expired)

and has paid all taxes shown to be due and payable on said returns or on any federal, state and other tax assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority having taxing power; no tax Lien has been filed against it, and no claim is being asserted by any Governmental Authority with respect to any such tax, fee or other charge.



                  (h) ERISA. Borrower has not participated in any Multiemployer

Plan. Borrower has not maintained any Single-Employer Plan.



                  (i) Investment Company Act; Other Regulations. Borrower is not

an "investment company," or a company "controlled" by an "investment company,"

within the meaning of the Investment Company Act of 1940, as amended. Borrower is not subject to regulation under any federal or state statute or regulation which limits its ability to incur Debt.

                  (j) Subsidiaries. Borrower has no Subsidiaries, other than

Subsidiaries formed in connection with any Securitization.



                  (k) Purpose of Advances. The proceeds of the Advances shall be used by Borrower to purchase Eligible Contracts and for other purposes expressly permitted by the Facility Agreements.



                  (l) No Deduction. Borrower is not required to make any

deduction or withholding from payments to be made by it to Lender under this

Credit Agreement, and the execution and performance of this Credit Agreement and any of the other Facility Agreements does not make Borrower liable for any registration tax, stamp duty or similar tax or duty imposed by any authority of or within its jurisdiction of creation, which tax or duty has not been, or will not be, paid when due.



                  (m) No Other Debt. Borrower has no liability in respect of any

Debt or in respect of any guarantee by Borrower of the obligations of another under which the lender, creditor or lessor or the Person in whose favor such guarantee is given has any right, by operation of law or otherwise, to have any claim in respect of such obligation or guarantee satisfied out of any assets of

Borrower, other than Subordinated Debt consented to by Lender in writing.



                  (n) Title; Liens. Except for the Liens granted to the Lender pursuant to the Facility Agreements and any Subordinate Liens consented to by the Lender in writing, Borrower owns each item of the Collateral free and clear of any and all Liens or claims of others. No security agreement, financing statement or other public notice with respect to all or any part of the

Collateral is on file or of record in any public office, except such as may have been filed in favor of the Lender pursuant to the Facility Agreements.



                  (o) Ownership of Contracts. Each purchase by Borrower of

Contracts constitutes a valid sale of the Contracts to Borrower and creates in favor of Borrower a perfected ownership interest in and valid, legal and equitable title to such Contracts, which ownership interest is not subject to any Lien.



                  (p) No Petition. There is no intent to file a voluntary

petition under the federal bankruptcy laws with respect to Borrower and Borrower is not insolvent or generally unable to pay its debts as they become due.



                  (q) Eligible Contracts. Each Contract is an Eligible Contract.

With respect to each such Contract, (i) no effective financing statement, lien notation on any certificate of title or other instrument similar in effect covering all or any part of such Contract or the security therefor, which would give the Person filing, named on or entitled to the benefit of such statement or instrument priority senior to or pari passu with the Borrower, is on file in any recording office or is otherwise effective except such as may be filed in favor of the Dealer, the related Originator or the Borrower and collaterally assigned to Lender in accordance with the Facility Agreements; and (ii) the Vehicle,

including any equipment sold and financed in connection with such Contract, is the subject of an application for a certificate of title to be issued in the name of the Obligor which will indicate a security interest therein held by the

Originators, and to be held in the possession of the Servicer, in the appropriate form and in compliance with all appropriate procedures as may be necessary under applicable law to cause a perfected and first priority security interest to exist in favor of, or for the benefit of, the Borrower, to secure the obligations of such Obligor under such Contract; and (iii) it is in compliance with the Underwriting Criteria.



                  (r) Representations and Warranties in Facility Agreements. The

representations and warranties of the Borrower contained in each of the Facility

Agreements to which it is a party and in any document, certificate or instrument delivered pursuant to any such Facility Agreement are true and correct and the

Lender may rely on such representations and warranties, if not made directly to the Lender, as if such representations and warranties were made directly to the

Lender.



                  (s) Principal Place of Business. The Borrower's principal

place of business is located at 6400 Imperial Drive, Waco, Texas 76712.



3.2.  Representations and Warranties of FirstCity Consumer.



                  To induce Lender to enter into this Credit Agreement and to make the Loans, FirstCity Consumer hereby represents and warrants to Lender that:



                  (a) Financial Condition. (i) The consolidated balance sheet of

FirstCity Consumer as of February 28, 1998 and reflecting all Closing Date transactions is complete and correct and presents fairly the financial condition of FirstCity Consumer as at such date. As of the Closing Date, FirstCity

Consumer does not have any Debt, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitments, including,

without limitation, any interest rate or foreign currency swap or exchange transaction except to the extent reflected as a liability on the balance sheet referred to above. Such balance sheet has been prepared in accordance with GAAP.



                  (ii) The consolidated balance sheet of FirstCity Funding as of

         February 28, 1998 and reflecting all Closing Date transactions is complete and correct and presents fairly the financial condition of

         FirstCity Funding as at such date. As of the Closing Date, FirstCity

         Funding does not have any Debt, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitments, including, without limitation, any interest rate or foreign currency swap or exchange transaction except to the extent reflected as a liability on the balance sheet referred to above. Such balance sheet has been prepared in accordance with GAAP.



                  (b) Corporate Existence; Compliance with Law. FirstCity

Consumer (i) is duly organized, validly existing and in good standing under the laws of Texas, (ii) has the power and authority, and the legal right, as a Texas corporation, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (iii) is duly qualified as a foreign corporation, is in good standing and has all licenses (in full force and effect) under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and/or licensing and (iv) is in compliance with all

Requirements of Law.

                  (c) Corporate Power; Authorization; Enforceable Obligations.

FirstCity Consumer has the power and authority, and the legal right, as a Texas corporation, to make, deliver and perform this Credit Agreement and the other

Facility Agreements to which it is a party and to borrow hereunder and has taken all necessary action to authorize the borrowings on the terms and conditions of this Credit Agreement and the other Facility Agreements to which it is a party and to authorize the execution, delivery and performance of this Credit

Agreement and the other Facility Agreements to which it is a party. All consents or authorizations of, filing with or other act by or in respect of, any

Governmental Authority or any other Person required to be obtained, made or given by it in connection with the borrowings hereunder or with the execution,

delivery, performance, validity or enforceability of this Credit Agreement or the other Facility Agreements to which it is a party have been so obtained, made or received. This Credit Agreement and each other Facility Agreement to which it is a party has been duly executed and delivered on behalf of FirstCity Consumer.

This Credit Agreement and each other Facility Agreement to which it is a party constitutes a legal, valid and binding obligation of FirstCity Consumer enforceable against FirstCity Consumer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency,

reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).



                  (d) No Legal Bar. The execution, delivery and performance of this Credit Agreement and the other Facility Agreements, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or Contractual Obligation of FirstCity Consumer and will not result in,

or require, the creation or imposition of any Lien on any of its properties or revenues pursuant to any such Requirement of Law or Contractual Obligation other than the Lien set forth herein.



                  (e) No Material Litigation. No litigation, investigation or proceeding of or before any arbitrator, court or Governmental Authority is pending or threatened, by or against FirstCity Consumer or against any of its properties or revenues.



                  (f) No Default; No Event of Default. FirstCity Consumer is not

in default under or with respect to any of its Contractual Obligations in any respect which could have a material adverse effect on the business, operations,

properties, assets, condition or prospects, financial or otherwise, of FirstCity

Consumer, or on the ability of FirstCity Consumer to perform its obligations hereunder or under the other Facility Agreements. No Event of Default or

Unmatured Event of Default has occurred or is continuing.



                  (g) No Burdensome Restrictions. FirstCity Consumer is not a

party to or subject to any Contractual Obligation (other than the Facility

Agreements) which could have a material adverse effect on the business,

properties, assets, operations, condition or prospects, financial or otherwise,

of FirstCity Consumer, or on the ability of FirstCity Consumer to carry out its obligations hereunder or under the other Facility Agreements.



                  (h) Taxes. FirstCity Consumer has filed or caused to be filed all federal, state and other tax returns which are required to be filed by it,

or has filed extensions with respect thereto (which extensions have not expired)

and has paid all taxes shown to be due and payable on said returns or on any federal, state and other tax assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority having taxing power; no tax Lien has been filed against it, and no claim is being asserted by any Governmental Authority with respect to any such tax, fee or other charge.





                  (i) Investment Company Act; Other Regulations. FirstCity

Consumer is not an "investment company," or a company "controlled" by an

"investment company," within the meaning of the Investment Company Act of 1940,

as amended. FirstCity Consumer is not subject to regulation under any federal or state statute or regulation which limits its ability to incur Debt.



                  (j) No Deduction. FirstCity Consumer is not required to make any deduction or withholding from payments to be made by it to Lender under this

Credit Agreement, and the execution and performance of this Credit Agreement and any of the other Facility Agreements does not make FirstCity Consumer liable for any registration tax, stamp duty or similar tax or duty imposed by any authority of or within its jurisdiction of creation, which tax or duty has not been, or will not be, paid when due.



                  (k) No Petition. There is no intent to file a voluntary

petition under the federal bankruptcy laws with respect to FirstCity Consumer and FirstCity Consumer is not insolvent or generally unable to pay its debts as they become due.



                  (l) Eligible Contracts. Each Contract is an Eligible Contract.

With respect to each such Contract, (i) no effective financing statement, lien notation on any certificate of title or other instrument similar in effect covering all or any part of such Contract or the security therefor, which would give the Person filing, named on or entitled to the benefit of such statement or instrument priority senior to or pari passu with the Borrower, is on file in any recording office or is otherwise effective except such as may be filed in favor of the Dealer, the related Originator or the Borrower and collaterally assigned to Lender in accordance with the Facility Agreements; and (ii) the Vehicle,

including any equipment sold and financed in connection with such Contract is the subject of an application for a certificate of title to be issued in the name of the Obligor which will indicate a security interest therein held by the

Originator and to be held in the possession of the Servicer, in the appropriate form and in compliance with all appropriate procedures as may be necessary under applicable law to cause a perfected and first priority security interest to exist in favor of, or for the benefit of, to secure the obligations of such

Obligor under such Contract; and (iii) it is in compliance with each

Originator's Underwriting Criteria.



                  (m) Representations and Warranties in Facility Agreements. The

representations and warranties of FirstCity Consumer contained in each of the

Facility Agreements to which it is a party and in any document, certificate or instrument delivered pursuant to any such Facility Agreement are true and correct and the Lender may rely on such representations and warranties, if not made directly to the Lender, as if such representations and warranties were made directly to the Lender.



                  (n) Principal Place of Business. FirstCity Consumer's

principal place of business is located at 6400 Imperial Drive, Waco, Texas

3.3.   Representations and Warranties of FirstCity Financial.



                    To induce Lender to enter into the Credit Agreement and to make the Advances, FirstCity Financial hereby represents and warrants to Lender that:



                  (a) Corporate Existence; Compliance with Law. FirstCity

Financial (i) is duly organized, validly existing and in good standing under the laws of Delaware, (ii) has the power and authority, and the legal right, as a

Delaware corporation, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged,

(iii) is duly qualified as a foreign corporation and is in good standing and has all licenses (in full force and effect) under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and/or licensing and (iv) is in compliance with all Requirements of Law.



                  (b) Corporate Power; Authorization; Enforceable Obligations.

FirstCity Financial has the power and authority, and the legal right, as a

Delaware corporation, to make, deliver and perform all obligations under this

Credit Agreement and has taken all necessary action to authorize its obligations hereunder on the terms and conditions hereof to authorize the execution,

delivery and performance of this Credit Agreement. All consents or authorizations of, filing with or other act by or in respect of, any

Governmental Authority or any other Person required to be obtained, made or given by it in connection with its obligations hereunder or with the execution,

delivery, performance, validity or enforceability of this Credit Agreement have been so obtained, made or received. This Credit Agreement has been duly executed and delivered on behalf of FirstCity Financial. This Credit Agreement constitutes a legal, valid and binding obligation of FirstCity Financial enforceable against FirstCity Financial in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency,

reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).



                  (c) No Legal Bar. The execution, delivery and performance by

FirstCity Financial of this Credit Agreement and its obligations hereunder will not violate any Requirement of Law or Contractual Obligation of FirstCity

Financial and will not result in, or require, the creation or imposition of any

Lien on any of its properties or revenues pursuant to any such Requirement of

Law or Contractual Obligation.



                  (d) No Material Litigation. No litigation, investigation or proceeding of or before any arbitrator, court or Governmental Authority is pending or threatened, by or against FirstCity Financial or against any of its properties or revenues (i) with respect to this Credit Agreement or any of the transactions contemplated hereby, or (ii) which could have a material adverse effect on the business, prospects, properties, assets, operations or condition,

financial or otherwise, of FirstCity Financial or the ability of FirstCity

Financial to perform its obligations hereunder.



                  (e) No Default; No Event of Default. FirstCity Financial is

not in default under or with respect to any of its Contractual Obligations in any respect which could have a material adverse effect on the business,

operations, properties, assets, condition or prospects, financial or otherwise, of FirstCity Financial or on the ability of FirstCity Financial to perform its obligations hereunder.



                  (f) No Burdensome Restrictions. FirstCity Financial is not a

party to or subject to any Contractual Obligation which could have a material adverse effect on the business, properties, assets, operations, condition or prospects, financial or otherwise, of FirstCity Financial, or on the ability of

FirstCity Financial to carry out its obligations hereunder or under the other

Facility Agreements.



                  (g) Taxes. FirstCity Financial has filed or caused to be filed all federal, state and other tax returns which are required to be filed by it,

or has filed extensions with respect thereto (which extensions have not expired)

and has paid all taxes shown to be due and payable on said returns or on any federal, state and other tax assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority having taxing power; no tax Lien has been filed against it, and no claim is being asserted by any Governmental Authority with respect to any such tax, fee or other charge except, in each case, for filings which, if not made, taxes which, if not paid, and tax Liens which, if imposed,

would not, in the aggregate, have a material adverse effect on the business,

properties, assets, operations, condition or prospects, financial or otherwise,

of FirstCity Financial, or on the ability of FirstCity Financial to carry out its obligations hereunder or under the other Facility Agreements.



                  (h) ERISA. Neither FirstCity Financial, nor any other person,

including any fiduciary, has engaged in any prohibited transaction (as defined in section 4975 of the Code or section 406 of ERISA) which could subject

FirstCity Financial or any entity which they have an obligation to indemnify to any material tax or penalty imposed under section 4975 of the Code or section

502(I) of ERISA. Each Employee Benefit Plan and Single-Employer Plan is

administered in accordance with its terms and compliance with all applicable law. The projected benefit obligations of each Single-Employer Plan does not exceed the fair market value of assets allocated to each such Single-Employer

Plan as of the end of the most recent plan year. There is no lien outstanding or security interest given in connection with a Single-Employer Plan. Each member of the ERISA Group has fulfilled its obligations under the minimum funding standards of ERISA and the Code with respect to each Single-Employer Plan. No member of the ERISA Group has incurred or expects to incur any liability under

Title IV of ERISA (other than the payment of premiums), or withdrawal liability

(contingent or otherwise) under a Multiemployer Plan. No Multiemployer Plan is terminating, in Reorganization or insolvent within the meaning of section 4245 of ERISA. FirstCity Financial has no material liability for retiree medical and life benefits (contingent or otherwise).



                  (i) Investment Company Act; Other Regulations. FirstCity

Financial is not an "investment company," or a company "controlled" by an

"investment company," within the meaning of the Investment Company Act of 1940,

as amended. Borrower is not subject to regulation under any federal or state statute or regulation which limits its ability to incur Debt.



                  (j) No Deduction. FirstCity Financial is not required to make any deduction or withholding from payments to be made by it to Lender under this

Credit Agreement and the execution and performance of this Credit Agreement and any of the other Facility Agreements does not make FirstCity Financial liable for any registration tax, stamp duty or similar tax or duty imposed by any authority of or within its jurisdiction of creation, which tax or duty has not been, or will not be, paid when due.





                  (k) No Petition. There is no intent to file a voluntary

petition under the federal bankruptcy laws with respect to FirstCity Financial and FirstCity Financial is not insolvent or generally unable to pay its debts as they become due.



                  (l) Principal Place of Business. FirstCity Financial's

principal place of business is located at 6400 Imperial Drive, Waco, Texas

76712.



                  (m) Financial Condition. The audited, consolidated balance sheet of FirstCity Financial as of December 31, 1997 and the related,

consolidated statements of income and of cash flows for the periods ended on such date, are complete and correct and present fairly the financial condition of FirstCity Financial as at such date, and the results of its operations and its consolidated cash flows for the period then ended. Such financial statements have been audited by KPMG Peat Marwick, FirstCity Financial's independent certified public accountants. FirstCity Financial does not have, and at the date of the December 31, 1997 balance sheet referred to above, did not have any material Debt, material contingent liability or material liability for taxes, or any long-term lease or unusual forward or long-term commitments, including,

without limitation, any interest rate or foreign currency swap or exchange transaction except (i) to the extent reflected as a liability on the balance sheet referred to above or (ii) liabilities incurred in the ordinary course of business since the date of such balance sheet and fully reflected on FirstCity

Financial's books of account. Since the date of the December 31, 1997 balance sheet referred to above, there has been no material change in the condition or prospects, financial or otherwise, of FirstCity Financial except changes in the ordinary course of business, none of which individually or in the aggregate has been materially adverse. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the period covered thereby.





                  (n) Tangible Net Worth Requirement. The Tangible Net Worth

Requirement is met.





                        SECTION 4. CONDITIONS PRECEDENT



4.1.     Conditions to Initial Advance.



                    The agreement of Lender to fund the initial Advance is

subject to the satisfaction, immediately prior to or concurrently with the making of such Loan on the Closing Date, of the following conditions precedent:



                  (a) Facility Agreements. Each of the Facility Agreements shall have been duly executed and delivered by the parties thereto and Lender shall have received executed copies thereof, and of such other documents or instruments as may be reasonably requested by Lender.



                  (b) Organization; Incumbency. (i) Lender shall have received copies of the certificate of formation of Borrower certified by the Secretary of

State or other appropriate official of the State of Delaware and the operating agreement of Borrower certified as of the Closing Date as complete and correct copies thereof by a Responsible Officer, (ii) good standing certificates for

Borrower issued by the Secretary of State or other appropriate official of the

State of Delaware and each jurisdiction where the conduct of Borrower's business activities or its ownership of properties makes qualification necessary and

(iii) a certificate of a Responsible Officer of Borrower, certifying the names and true signatures of the officers of Borrower authorized to sign the Facility

Agreements to which it is a party.



                  (c) Credit Committee Approval. Lender shall have received the approval of its credit committee with respect to the transactions contemplated by the Facility Agreements.



                  (d) No Violation. The consummation of the transactions

contemplated hereby and by the other Facility Agreements shall not contravene,

violate or conflict with, nor involve Borrower in any violation of, any

Requirement of Law except to the extent that any such contravention, violation,

conflict or involvement would not adversely affect the transactions contemplated hereby and by the other Facility Agreements.



                  (e) Legal Opinions. Lender shall have received the executed legal opinion of counsel to Borrower, FirstCity Financial and FirstCity

Consumer, which shall be reasonably satisfactory to Lender and its counsel and which shall address the security interest in the vehicles described in Section

3.1 (q)(ii) hereof.



                  (f) Collection Account. Borrower shall have caused the

Collection Account to be established.





                  (g) Lien Certificate. Lender shall have received a certificate of a Responsible Officer of Borrower to the effect that the Collateral is not subject to any Lien, except Liens created by the Facility Agreements.



                  (h) UCC Searches. Lender shall have received lien searches and other evidence as to the absence of any Lien on or security interest in the

Collateral in form and substance satisfactory to Lender. Any termination statements or releases requested by Lender to be filed with respect to the

Contracts shall have been filed.



                  (i) Filings. Lender shall have received acknowledgment copies of proper financing statements, duly filed under the UCC of all jurisdictions that Lender may deem necessary or desirable in order to perfect the security interests created by this Credit Agreement and the other Facility Agreements and all other filings, notifications, consents and recordings necessary to consummate the transactions contemplated hereunder and under the other Facility

Agreements shall be accomplished and Lender shall have received evidence of such filings, notifications, consents and recordings satisfactory in form and substance to Lender.



                  (j) Lockbox Accounts. Borrower shall have established or

caused to have been established Lockbox Accounts in its name and the name of the

Lender and shall have received an executed Lockbox Agreement (a "Lockbox

Agreement") for each Lockbox Account from each Lockbox Provider. All Obligors shall have been instructed to remit Collections to a Lockbox Account.



                  (k) Consents. Lender shall have received copies of all

consents, licenses and approvals, if any, required in connection with the execution, delivery and performance by Borrower and the validity and enforceability against it of the Facility Agreements to which it is a party and such consents, licenses and approvals shall be in full force and effect.



                  (l) Insurance. Lender shall have received evidence that the

Blanket Policy is in full force and effect.



                  (m) Servicer's Certificates. Lender shall have received a

certificate from the Servicer confirming the loss and delinquency status of the portfolio immediately prior to Closing.



                  (n) No Default. Neither FirstCity Consumer nor the Borrower is

in default under any agreement to which either is a party.



                  (o) Due Diligence. Lender shall have had the opportunity to conduct legal, financial, operational and key man due diligence on the FirstCity

Entities and FirstCity Financial.



                  (p) Servicing Agreement. Borrower, the Servicer, the Lender

and the Collateral Agent shall have entered into the Servicing Agreement.



4.2.     Conditions to Each Advance.



                    The agreement of Lender to fund any Advance requested to be made by it on any date (including, without limitation, the initial Advance) is subject to the satisfaction of the following conditions precedent:



                  (a) Representations and Warranties. Each of the

representations and warranties made by Borrower and FirstCity Consumer in or pursuant to any of the Facility Agreements, shall be true and correct on and as of such date as if made on and as of such date.



                  (b) Notice of Borrowing. Borrower shall have delivered to

Lender a Notice of Borrowing within the time period specified in Section 2.3.



                  (c) Section 2.1 Requirements. After giving effect to the

Advance to be made on such day, the Outstanding Facility Balance does not exceed either (x) the Maximum Loan Amount or (y) the Borrowing Base.



                  (d) Evidence of Pledge. Prior to the release of the proceeds of such Advance in consideration of the Borrower's acquisition of any Contracts,

Lender shall have received a Borrowing Base confirmation from the Collateral

Agent not later than 12 noon, New York time, on the day on which such amounts are to be released.



                  (e) Additional Documents. The Lender shall have received each additional document, instrument, legal opinion or item of information reasonably requested by Lender with respect of any aspect or consequence of the transactions contemplated hereby or by any other Facility Agreement.



                  (f) Additional Matters. All proceedings, documents,

instruments and legal matters specified in subsection 4.1 hereof, or required after the Closing Date, shall be satisfactory in form and substance to Lender.

                  (g) Event of Default. No Event of Default or Unmatured Event

of Default shall have occurred and be continuing to occur.



Each borrowing by Borrower hereunder shall constitute a representation and warranty by Borrower as of the date of such Loan that the conditions contained in this subsection 4.2 have been satisfied.





                          SECTION 5. RELEASE OF LIENS



                  In connection with any payment of principal on the Facility,

upon receipt of a written request from the Borrower to the Lender, the Lender shall take such actions as are necessary to release or cause the lien of the

Lender on the related Contract to be released and to cause the related Contract

Files to be returned to the Borrower; as used in this Section 5, the "related

Contracts" shall be those Contracts, specified by Borrower to be released from this Facility; provided that, following such release and the related payment of principal on the Facility, the Outstanding Facility Balance does not exceed the

Borrowing Base. Upon payment in full of all Obligations, termination of all obligations of Lender to make Advances hereunder and expiration or termination of this Credit Agreement, the Lender shall take such actions as are necessary to release or cause the Lien of the Lender on the Collateral to be released and to cause the Contract Files then held by the Collateral Agent to be returned to the

Borrower. To the extent the Borrower consummates a Securitization and so long as the proceeds thereof are applied to repay Loans hereunder, the Lender shall take such actions as are necessary to release the Lien of the Lender on the related

Collateral and shall instruct the Collateral Agent to deliver possession of the related Contracts and Contract Files in the Collateral Agent's possession which will be used as collateral for such securities.



                        SECTION 6. AFFIRMATIVE COVENANTS



                  FirstCity Consumer, FirstCity Financial and/or the Borrower

hereby agree that, so long as this Credit Agreement remains in effect, FirstCity

Consumer, FirstCity Financial and/or the Borrower shall:



6.1.     Financial Statements.



                  FirstCity Financial shall furnish to Lender, commencing with the year ending December 31, 1997:



          (i)  as soon as available, but in any event within 120 days after the end of each fiscal year of FirstCity Financial a copy of the audited consolidated balance sheet as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year and including all

               footnotes thereto and management discussions and analysis

               contained therein, audited by KPMG Peat Marwick or another nationally recognized accounting firm acceptable to Lender (the

               "Accountants").



          (ii) as soon as available, but in any event not later than 60 days after the end of each fiscal quarter of FirstCity Financial, the unaudited consolidated balance sheet of FirstCity Financial and the related audited consolidated statements of income and cash flows of FirstCity Financial for such period and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year.

         (iii) as soon as available, but in any event not later than 20 days after the end of each month, the unaudited consolidated balance sheet of FirstCity Funding and FirstCity Consumer Finance as at

               the end of such month and the related unaudited consolidated statements of income for such period, setting forth in each case in comparative form the figures for the previous year.





6.2. Certificates; Other Information.



                    FirstCity Consumer shall furnish to Lender:



                  (a) concurrently with the delivery of the financial statements referred to in subsection 6.1(a), a certificate of the Accountants reporting on such financial statements stating that (i) such audit was made in accordance with GAAP and (ii) no knowledge was obtained of any Event of Default or

Unmatured Event of Default, except as specified in such certificate;



                  (b) concurrently with the delivery of the financial statements referred to in subsection 6.1, a certificate of a Responsible Officer stating that each of FirstCity Consumer and the Borrower during such period has observed or performed all of its covenants and other agreements, and satisfied every condition contained in this Credit Agreement and the other Facility Agreements to be observed, performed or satisfied by it, and that such Responsible Officer has obtained no knowledge of any Unmatured Event of Default or Event of Default,

except as specified in such certificate;



                  (c) copies of all financial statements, reports and other

communications that FirstCity Consumer or the Borrower may make to, or file or have with, the SEC or any state securities commission contemporaneously with the filing thereof;



                  (d) at the time of each securitization or whole-loan sale, a comfort letter from the Accountants covering the loss and delinquency statistics on the Servicer's servicing portfolio of the Borrower's contracts; and



                  (e) promptly, such additional financial and other information as Lender may from time to time reasonably request.



6.3. Payment of Obligations.



                    The FirstCity Entities shall pay, discharge or otherwise

satisfy at or before maturity or before they become delinquent, as the case may be, each of their obligations (with a balance of $50,000 or more) of whatever nature.



6.4.     Conduct of Business and Maintenance of Existence.



                    The FirstCity Entities shall continue to engage in business of the same type as now conducted by them and preserve, renew and keep in full force and effect their existence and take all action to maintain all rights,

privileges and franchises necessary or desirable in the normal conduct of their business; and comply in all material respects with all Contractual Obligations and Requirements of Law.



6.5.     Maintenance of Property; Insurance.



                    The FirstCity Entities shall keep all property useful and

necessary in their business in good working order and condition; maintain, or cause to be maintained on their behalf, with financially sound and reputable insurance companies, the Blanket Policy and insurance on all their property in at least such amounts and against at least such risks as are usually insured against in the same general area by companies engaged in the same or a similar business; and furnish to Lender, at least annually, and otherwise upon written request, full information as to the insurance carried.



6.6.     Inspection of Property; Books and Records; Discussions; Audit Reports.



                    FirstCity Consumer and the Borrower shall each



                  (a) keep proper books of records and account in which full,

true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities; and permit representatives of Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records on prior notice during normal business hours and to discuss the business,

prospects, operations, properties and financial and other condition of FirstCity

Financial with officers and employees of FirstCity Consumer and the Borrower and with its independent certified public accountants.



                  (b) permit all accountants and auditors employed by FirstCity

Consumer and the Borrower at any time to exhibit and deliver to the Lender copies of any and all of FirstCity Consumer's and the Borrower's financial statements, trial balances or other accounting records of any sort in the accountant's or auditor's possession and to disclose to the Lender any information they may have concerning the Borrower's financial status and business operations which the Lender may reasonably request. FirstCity Consumer and the Borrower shall authorize all federal, state and municipal authorities to furnish to the Lender copies of reports or examinations relating to FirstCity

Consumer or the Borrower, whether made by FirstCity Consumer, the Borrower or otherwise.



                  (c) permit the Lender to conduct at any time and from time to time, and fully cooperate with, field examinations and audits of the business affairs of FirstCity Consumer and/or the Borrower. FirstCity Consumer shall reimburse the Lender for all reasonable costs and expenses in connection with such examinations.



                  (d) permit the Lender to inspect the Collateral, during normal business hours and upon reasonable notice; the Borrower shall reimburse the

Lender for the reasonable expenses of the Lender in conducting any such inspection.



                  (e) deliver promptly upon receipt thereof, one copy of each other report submitted to the Borrower by its independent accountants, including management letters and "comment" letters, in connection with any annual, interim or special audit report made by them of the books of the Borrower.



6.7. Notices.



                    The Borrower or FirstCity Consumer shall promptly give

notice to Lender, the Collateral Agent and the Paying Agent of:



                  (a) the occurrence of any Event of Default or Unmatured Event of Default;

                  (b) any (i) default or event of default by Borrower or

FirstCity Consumer under any Contractual Obligation of Borrower or FirstCity

Consumer or (ii) litigation, investigation or proceeding which may exist at any time affecting the Borrower or FirstCity Consumer and which is likely to result in a material adverse change in the financial condition or business prospects of the Borrower or of FirstCity Consumer;



                  (c) a material adverse change in the business, properties,

assets, operations, prospects or condition (financial or otherwise) of the

Borrower, FirstCity Consumer or FirstCity Financial; and



                  (d) any change in its principal place of business or chief executive office from the address set forth in paragraph (v) of subsection 3.1.

Each notice pursuant to this subsection shall be accompanied by a statement of a

Responsible Officer setting forth details of the occurrence referred to therein and stating what action the FirstCity Entities propose to take with respect thereto.



6.8.     Delivery of Other Reports.



                    The FirstCity Entities shall furnish any reports required to be delivered by the FirstCity Entities pursuant to any Facility Agreement to which any FirstCity Entity is a party or which any FirstCity Entity has signed.



6.9.     Approval of New Originators.



                   The Originators are FirstCity Funding, FirstCity Consumer

Finance and the N.A.F. Entities. The FirstCity Entities shall not execute an agreement with a new Originator unless they have received approval of the new

Originator and the new agreement from the Lender, which approval shall not be unreasonably withheld. The Borrower shall inform the Collateral Agent in writing of the approval by Lender of any new Originator.



6.10.             Further Assurances.



                    The FirstCity Entities shall do such further acts and things and execute and deliver to Lender such assignments, agreements, financing statements, powers and instruments as are required by Lender to carry into effect the purposes of this Credit Agreement and the other Facility Agreements or to better assure and confirm unto Lender its rights, powers and remedies hereunder and under the other Facility Agreements, including, without limitation, to obtain such consents and give such notices, and to file and record all such documents, financing statements and instruments, and renew each such consent, notice, filing and recordation, at such time or times, in such manner and at such places, as may be necessary or desirable to preserve and protect the position of Lender hereunder and under the other Facility

Agreements. This covenant shall survive the termination of this Credit

Agreement.



6.11.    Cooperation in Making Calculations.



                    The FirstCity Entities shall cooperate with Lender at all

times in the calculation of all formulas used in any Facility Agreement,

including, without limitation, delivering in written or electronic form any and all data and other information as may be so required. The FirstCity Entities hereby agree to provide all such information or data on or before each date,

without prior request by Lender, as required to make any such calculation, and to provide such information and data in such form as may be immediately used by

Lender without further interpretation or purchase or license of any software.

The FirstCity Entities do hereby further agree that if they fail to provide any such information or data as required in this subsection 6.11, Lender may use any estimate of any amount or calculation that it, in its sole discretion,

determines.



6.12.    Securitization.



                    The Borrower shall use its best efforts to effect a

refinancing of the Loans through the issuance by Borrower or an Affiliate of asset backed securities secured by Contracts (each such refinancing a

"Securitization") on a semi-annual basis.



6.13.    Additional Credit Support.



  The FirstCity Entities will deliver or cause to be delivered to the Lender any and all subordinate securities (together with appropriate, fully-executed bond powers and assignments) received by them or by any Affiliate of the FirstCity

Entities pursuant to any Securitization in order to create a first-priority,

perfected security interest therein in favor of the Lender.



6.14.    Minimum Net Worth.



                    For so long as there are any Obligations to Lender, the

Borrower shall maintain at all times the Tangible Net Worth Requirement.



6.15.    Underwriting and Review.



                    (a) FirstCity Consumer shall review each Contract for

compliance with each Originator's Underwriting Criteria.



                  The Borrower agrees to pay up to $20,000 per year in

additional fees and expenses of a third-party contract reviewer (such as Baker and Associates); provided, that if any such review reveals material inconsistencies in the application of each Originator's Underwriting Criteria,

the Lender may require additional reviews to be performed, all at the Borrower's expense.



6.16.    Certain Information.



  FirstCity Financial shall furnish to Lender copies of all financial statements, reports and other communications that FirstCity Financial may make to, or file or have with, the SEC (contemporaneously with the filing thereof with the SEC) pursuant to the Securities Exchange Act of 1934, as amended,

together with, promptly, such additional financial and other information as

Lender may from time to time reasonably request.



6.17.    Conduct of Business and Maintenance of Existence.



  FirstCity Financial shall continue to engage in business of the same type as now conducted by it and preserve, renew and keep in full force and effect its existence and take all action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business; and comply in all material respects with all Contractual Obligations and Requirements of Law.



6.18.    Notices.



  FirstCity Financial shall promptly give notice to Lender of:



                  (a) the occurrence of any Event of Default or Unmatured Event of Default, in either case, under this Credit Agreement;



                  (b) any (i) default or event of default by FirstCity under any

Contractual Obligation of FirstCity Financial or (ii) litigation, investigation or proceeding which may exist at any time affecting FirstCity Financial, which,

in either case, is likely to have a material adverse effect on the financial condition or prospects of FirstCity Financial or the ability of FirstCity

Financial to perform its obligations hereunder;

                  (c) a material adverse change in the business, properties,

assets, operations, prospects or condition (financial or otherwise) of FirstCity

Financial.



                  (d) any change in its principal place of business or chief executive office from the address set forth in Section 3.3(k) hereof. Each notice pursuant to this subsection shall be accompanied by a statement of a

Responsible Officer setting forth details of the occurrence referred to therein and stating what action FirstCity proposes to take with respect thereto.



6.19.    Maintenance of Control.



  FirstCity Financial hereby covenants and agrees to maintain direct or indirect ownership of (i) at least 100% of the issued and outstanding shares of capital stock of FirstCity Consumer, (ii) 100% of the issued and outstanding shares of capital stock of FirstCity Servicing Corporation of California, (iii) 100% of

the issued and outstanding shares of capital stock of FirstCity Consumer Finance and (iv) at least 80% of the issued and outstanding shares of capital stock of

FirstCity Funding.



6.20.    Further Assurances.



  FirstCity Financial shall do such further acts and things and execute and deliver to Lender such assignments, agreements, financing statements, powers and instruments as are required by Conti to carry into effect the purposes of this

Commitment or to better assure and confirm unto Conti its rights, powers and remedies hereunder, including, without limitation, to obtain such consents and give such notices, and to file and record all such documents, financing statements and instruments, and renew each such consent, notice, filing and recordation, at such time or times, in such manner and at such places, as may be necessary or desirable to preserve and protect the position of Conti hereunder.

This covenant shall survive the termination of Section 9 hereunder.



6.21.             Maintenance of Control-Borrower.



  FirstCity Financial hereby covenants and agrees that it or an Affiliate will maintain direct or indirect ownership of 100% of membership interests in the

Borrower at all times.



                          SECTION 7. NEGATIVE COVENANTS



                  Each FirstCity Entity hereby agrees that, so long as this

Credit Agreement remains in effect, it shall directly or indirectly ensure that the negative covenants set forth in this Section 7 are fully complied with,

except with the prior written consent of the Lender, in its sole discretion.



7.1.     Limitation on Debt.



                    The Borrower shall not create, incur, assume or suffer to

exist any Debt, except (i) indebtedness in respect of the Loans, the Promissory

Note, and other obligations of the FirstCity Entities under the Facility

Agreements and, (ii) Subordinated Debt which is subordinated to the Obligations on terms reasonably satisfactory to Lender.



7.2.     Limitation on Liens.



                    The Borrower shall not create, incur, assume or suffer to

exist any Lien upon any of its property, assets or revenues, including, without limitation, the Collateral, whether now owned or hereafter acquired, except

Subordinate Liens.

7.3.     Limitation on Fundamental Changes.



                    Neither the Borrower nor FirstCity Consumer, except as

expressly permitted by the Facility Agreements, enter into any merger,

consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets, or make any material change in its present method of conducting business.



7.4.     Sale, Transfer or Encumbrance of Assets.



                    The Borrower shall not sell, lease, or otherwise dispose of,

move, relocate, or transfer, whether by sale or otherwise, any of its property,

business or assets, including, without limitation, the Collateral, (whether now owned or hereafter acquired) except for (i) the movement of assets in the ordinary course of business to locations disclosed in advance to Lender and where Borrower has executed and tendered to Lender appropriate UCC-1 financing statements for filing or taken other steps required to enable Lender to perfect its lien and (ii) Securitizations.



7.5.     Contracts.



                  (a) The Borrower shall not sell, assign or otherwise encumber any Contract except as expressly permitted by the Facility Agreements; or



                  (b) The Borrower shall not cancel, terminate, amend, modify or waive any term or condition of any Contract (including the granting of rebates or adjustments with respect thereto), or the related certificates of title except in accordance with the Credit and Collection Policy. 7.6. Limitation on

Dividends.



                    The Borrower shall not declare or pay any dividend on, or

make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of Capital Stock of the Borrower or any warrants or options to purchase any such Capital Stock, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of Borrower.



7.7.     Limitations on Borrower's Business and Activities.



                  (a) The business to be conducted by the Borrower shall be

limited to the following: (i) acquiring, owning, purchasing, holding,

transferring, pledging and otherwise dealing with the Contracts; (ii) issuing,

transferring, assigning and financing the Promissory Note; (iii) transferring the Borrower's right to any cash flow to the Lender; and (iv) engaging in any other acts or activities to accomplish the foregoing.



                  (b) The Borrower shall not: (i) consolidate or merge with or into any other entity or person or dissolve or liquidate or transfer its properties and assets to any entity; (ii) hold itself out as being liable for the debts of any other party, form any subsidiaries or act in any name other than its own; (iii) except as provided in Section 7.20 hereof, commingle its funds and assets with those of any other company; or (iv) file or otherwise initiate (w) a voluntary petition for relief under any chapter of the Bankruptcy

Code, (x) a receivership, conservatorship or custodianship, (y) assignment for the benefit of creditors or (z) any other bankruptcy or insolvency proceeding.

7.8.    Limitation on Investments, Loans and Advances.



                    Neither the Borrower nor FirstCity Consumer shall make any advance, loan, extension of credit or capital contribution to, or purchase any stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of, or make any other investment in, any Person,

except:



                  (a) purchases of Contracts;



                  (b) investments in Permitted Investments of funds, if any, on deposit in the Collection Account; and



                  (c) capitalization of any special purpose entity formed for the purpose of a Securitization.



7.9.     Transactions with Affiliates.



                    The Borrower shall not enter into any transaction,

including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with any Affiliate, except for transactions expressly permitted by the Facility Agreements, and transactions in the ordinary course of Borrower's business and which are upon fair and reasonable terms not less favorable to Borrower than it would obtain in a comparable arm's length transaction with a person that is not an Affiliate.



7.10.    Sale and Leaseback.



                    The Borrower shall not enter into any arrangement with any

Person providing for the leasing by the Borrower of real or personal property which has been or is to be sold or transferred by the Borrower to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of Borrower.



7.11.    Certificate of Formation.



                  The Borrower shall not amend its Certificate of Formation.



7.12.    Fiscal Year.



                  The Borrower shall not permit the fiscal year of Borrower to end on a day other than December 31.



7.13.    Limitation on Negative Pledge Clauses.



                  The Borrower shall not enter into any agreement with any

Person other than Lender which prohibits or limits the ability of Borrower to create, incur, assume or suffer to exist any Lien upon any of its property,

assets or revenues, whether now owned or hereafter acquired.



7.14.    Activities of Borrower.



                    The Borrower shall not engage in any business or activity of any kind, or enter into any transaction or indenture, mortgage, instrument,

agreement, contract, lease or other undertaking or expend any funds (other than incidental expenses incurred in the ordinary course of business), which are not directly related to the transactions contemplated and authorized hereby or by the other Facility Agreements other than an agreement or other arrangement approved in writing by Lender to share taxes of any affiliated, consolidated,

unitary, combined or similar group including Borrower, such approval not to be unreasonably withheld.

7.15.    Agreements.



                    The Borrower shall not, except for the Facility Agreements,

and as expressly permitted by the Facility Agreements, become a party to, or permit any of its properties to be bound by, any indenture, mortgage,

instrument, contract, agreement, lease or other undertaking, or issue any power of attorney except to Lender except for instruments, contracts, agreements or leases entered into in the ordinary course of the Borrower's business which are necessary or desirable in furtherance of the transactions contemplated by the

Facility Agreements.



7.16.    Bank Accounts.



                    The FirstCity Entities shall not, except as otherwise

permitted by this Credit Agreement, move the Bank Accounts from the institution at which they are maintained on the Closing Date.



7.17.    Lockbox Providers.



                    The FirstCity Entities shall not terminate any Lockbox

Provider or Lockbox Agreement pursuant to Section 4.1(j) hereof, or make any change in its instructions to Obligors regarding payments to be made to the

Lockbox Provider, and shall not add any Lockbox Provider with respect to the

Contracts unless the Lender shall have received notice of such addition of any

Lockbox Provider and a Lockbox Agreement executed by Borrower, the Lender and such Lockbox Provider shall have been delivered to the Lender; or deposit or otherwise credit, or cause or permit to be so deposited or credited, Collections to any Lockbox Account except the Lockbox Accounts and the Collection Account.



7.18.    Subordinated Debt.



                    The Borrower shall not make or take any action to authorize or effect any payment of principal on or in respect of any part or all of any

Debt that is by its terms subordinated to the Obligations or voluntarily prepay any such Debt or otherwise repurchase, redeem or retire any instrument evidencing any such Debt.



7.19.    Margin Securities.



                    The Borrower shall not own, purchase or acquire (or enter

into any contract to purchase or acquire) any "margin security" as defined by any regulation of the Federal Reserve Board as now in effect or as the same may hereinafter be in effect.



7.20.    No Commingling.



                    The Borrower shall maintain separate bank accounts and no

funds of the Borrower shall be commingled with funds of any other entity,

provided, however, that Lockbox funds from the FirstCity securitization dated as of February 11, 1998, or any other FirstCity auto loan securitization, may be commingled with funds deposited in the Lockbox hereunder. The Borrower shall not maintain bank accounts other than those which have been identified in writing to the Lender.



7.21.    Guarantees.



                    None of the Borrower, FirstCity Consumer Finance or

FirstCity Funding will guarantee (directly or indirectly), endorse or otherwise become contingently liable (directly or indirectly) for the obligations of, or own or purchase any stock, obligations or securities of or any other interest in, or make any capital contribution to, any other Person.



7.22.    Amendment of Facility Agreements.



                    The FirstCity Entities will not amend the Facility

Agreements without the prior written approval of the Lender, such approval not to be unreasonably withheld.

7.23.    Policies.



                    The FirstCity Entities shall not amend the Credit and

Collection Policy or each Originator's Underwriting Criteria without the prior written approval of Lender, such approval not to be unreasonably withheld.



7.24.    Miscellaneous.



          (i)  The Borrower will at all times hold itself out to the public under the Borrower's own name and as a separate and distinct entity from FirstCity Financial, FirstCity Funding, FirstCity

               Consumer, FirstCity Consumer Finance, the N.A.F. Entities, and

               FirstCity Servicing.



          (ii) The Borrower will at all times be responsible for the payment of all its obligations and indebtedness, will at all times maintain a business office, records, books of account, and funds separate from any other entity and will observe all customary formalities of independent existence.



                        SECTION 8. REMEDIES UPON DEFAULT



8.1.     Acceleration.



                    Upon the occurrence of one or more Events of Default (other than pursuant to clause (e) of the definition of Event of Default), the Lender may cease making Advances, and may immediately declare all or any portion of the

Obligations to be immediately due and payable. Upon such declaration, the

Obligations shall become immediately due and payable without presentation,

demand or further notice of any kind to the Borrower. Upon the occurrence of an

Event of Default specified in clause (e) of the definition of Event of Default,

the Lender shall immediately cease making Advances and the Obligations shall automatically accelerate and become due and payable, without any further action of the Lender. Upon acceleration of the Obligations for any reason, Borrower shall thereupon be obligated to pay to Lender the Obligations then outstanding,

and Lender shall not be obligated to make any further Advance under this Credit

Agreement.



8.2.     Files.



                    Upon the occurrence of one or more Events of Default, the

Lender shall have the right to obtain physical possession of the Collateral, on a servicing-retained or servicing-released basis, as Lender may elect, together with all files of Borrower relating to the Collateral and all documents relating to the Collateral which are then or may thereafter come into the possession of

Borrower or any third party acting for Borrower, including the Collateral Agent and the Servicer.



8.3.     Collections.



                    Upon the occurrence of one or more Events of Default, Lender may exercise all rights and remedies under each Contract, lease, security agreement and other contract included among the Collateral as are afforded to the secured party thereunder or which are otherwise afforded to Borrower thereunder; Lender may, subject to the rights of Obligors, recover possession of any tangible personal property under any Contract, and require that the same be assembled and delivered to a specific location. Without limiting the foregoing,

the Lender shall have the right to give direction to the Servicer, replace or remove the Servicer, collect and receive all further payments made on the

Collateral, to instruct the Obligors to make payments to a Lockbox Account or other location designated by the Lender, to control deposits to and disbursements from the Collection Account, to notify Lockbox Providers to follow the instructions of the Lender, and if any payments are received by Borrower,

the Borrower shall not commingle the amounts received with other funds of the

Borrower and shall promptly pay them over to the Lender. In addition, the Lender shall have the right to dispose of all or any part of the Collateral as provided in the other documents executed in connection herewith, or in any commercially reasonable manner, or as provided by law. The Lender shall be entitled to place the Contracts which it recovers after any default in a pool for issuance of automobile loan receivable pass-through securities and to sell such securities at the then prevailing price for such securities in the open market as a commercially reasonable disposition of collateral subject to the applicable requirements of the UCC. The Lender shall also be entitled to sell (on a servicing-retained or servicing-released basis, as Lender may elect) any or all of such Contracts individually for the prevailing price as a commercially reasonable disposition of collateral subject to the applicable requirements of the UCC and to retitle in Lender's or Lender's nominee's name, the subordinate certificates referenced in Section 6.13 hereof. Any surplus which exists after payment and performance in full of the Loans and any other Obligations which arise hereunder shall be promptly paid over to Borrower or otherwise disposed of in accordance with the UCC or other applicable law. The specification in this subsection 8.3 of manners of disposition of collateral as being commercially reasonable shall not preclude the use of other commercially reasonable methods

(as contemplated by the UCC) at the option of the Lender.



8.4.     Power of Attorney.



                    Borrower hereby authorizes the Lender, at Borrower's

expense, to file such financing statement or statements relating to the

Collateral without Borrower's signature thereon as Lender at its option may deem appropriate, and appoints the Lender as the Borrower's attorney-in-fact (but without requiring the Lender to act) to execute any such financing statement or statements in Borrower's name and to perform all other acts which the Lender deems appropriate to perfect and continue the security interest granted hereby and to protect, preserve and realize upon the Collateral, including, but not limited to, the right to endorse notes and instruments, complete blanks in documents and sign assignments on behalf of Borrower as its attorney-in-fact and to prove and adjust any losses and to endorse any loss drafts under applicable insurance policies. This power of attorney is coupled with an interest and is irrevocable without the Lender's consent. Notwithstanding the foregoing, the power of attorney hereby granted shall only be effective during the occurrence and continuance of any Event of Default hereunder.



                   SECTION 9. FUNDING COMMITMENT OF FIRSTCITY



9.1.     Funding Commitment.



                  (a) If, on any Payment Date, or any other date on which

amounts are due to the Lender hereunder (including, without limitation, in connection with an acceleration of the Loan), the full amount then due to the

Lender is not received by the Lender on such date, FirstCity Financial shall,

within two Business Days of receipt by FirstCity Financial of written demand from Lender, pay to Lender, in immediately available funds, the lesser of (i)

the amount of such shortfall and (ii) 25% of the aggregate Outstanding Contract

Balance of the Contracts which were subject to advances made by the Lender less the Outstanding Contract Balance of any Contracts released by the Lender as of the related Determination Date.

                  (b) In furtherance of the foregoing, FirstCity Financial

hereby covenants and agrees with the Lender that FirstCity Financial shall (i)

monitor the Borrower's loan acquisition and securitization program (the

"Program") and each of the Facility Agreements, (ii) report to the Lender the progress of such Program and compliance with the Facility Agreements, including,

without limitation, the Borrower's and FirstCity Financial's respective reporting requirements under each of the Facility Agreements, as applicable, and

(iii) use its best efforts to take all other steps necessary to insure the success of the Borrower's Program and each of the Borrower's and FirstCity

Financial's respective performances under each of the Facility Agreements, as applicable, including, without limitation, compliance with the Borrower's and

FirstCity Financial's respective reporting obligations thereunder, including,

without limitation, the reporting of delinquency, default and loss information with regard to the Contracts as well as the reporting of any default or prospective default under any of the Facility Agreements.



9.2.    FirstCity Financial to Provide Subordinate Financing.



                    FirstCity Financial hereby agrees and covenants with Lender that FirstCity Financial shall provide sufficient Subordinate Financing in connection with each securitization transaction with respect to the Contracts as may be required by independent third parties (such as the Rating Agencies and/or

Credit Enhancer(s)), it being acknowledged that such level of Subordinate

Financing so determined by such independent third parties shall constitute a

"market" level.



9.3.     Indemnification.



                    FirstCity Financial will indemnify Conti against any losses,

claims, damages or liabilities to which Conti may become subject in connection with any matter related to or arising out of a default by FirstCity Financial under this Commitment; provided, however, there shall be excluded from such indemnification any such loss, claim, damage or liability which results from the gross negligence or willful misconduct of Conti in performing the services which it is to render pursuant to this Credit Agreement or the other Facility

Agreements.



                           SECTION 10. MISCELLANEOUS



10.1.    Amendments and Waivers.



                    None of this Credit Agreement, the Promissory Note, any

other Facility Agreement to which Lender or Borrower is a party, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this subsection. Lender, the Collateral Agent and

Borrower may, from time to time, enter into written amendments, supplements or modifications hereto and to the Promissory Note and the other Facility

Agreements to which they are parties for the purpose of adding any provisions to this Credit Agreement or the Promissory Note or such other Facility Agreements or changing in any manner the rights of Lender, the Collateral Agent or Borrower hereunder or thereunder and, in addition, waiving, on such terms and conditions as Lender may specify in such instrument, any of the requirements of this Credit

Agreement or the Promissory Note or such other Facility Agreements or any

Unmatured Event of Default or Event of Default and its consequences. Any such waiver and any such amendment, supplement or modification shall be binding upon

Lender and all future holders of the Promissory Note. In the case of any waiver,

Lender and Borrower shall be restored to their former position and rights hereunder and under the Promissory Note and any other Facility Agreements to which they are parties, and any Unmatured Event of Default or Event of Default

waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Unmatured Event of Default or Event of

Default, or impair any right consequent thereon.

10.2.    Notices.



                    Except where telephonic instructions or notices are

authorized herein to be given, all notices, demands, instructions and other communications required or permitted to be given to or made upon any party hereto shall be in writing and shall be personally delivered or sent by overnight courier service, or by registered, certified or express mail, postage prepaid, return receipt requested, or by facsimile copy (accompanied by a telephonic confirmation or receipt thereof), or telegram (with messenger delivery specified in the case of a telegram) and shall be deemed to be delivered for purposes of this Credit Agreement on: (a) the second Business Day following the day on which such notice was placed in the custody of the U.S.

Postal Service, (b) the next Business Day following the day on which such notice was placed in the custody of any overnight courier service, including express mail service or (c) the same Business Day on which such notice is sent by telegram, messenger or facsimile. Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this subsection,

notices, demands, instructions and other communications in writing shall be given to or made upon the respective parties hereto at their respective addresses (or to their respective facsimile numbers) indicated below, and, in the case of telephonic instructions or notices, by calling the telephone number or numbers indicated for such party below:



                  If to Borrower:



                  FirstCity Auto Receivables L.L.C.

                  Box 8216

                  6400 Imperial Drive

                  Waco, Texas  76714-8216

                  Facsimile Number:  (817) 751-1757

                  Telephone Number:  (817) 751-1750

                  Attention:  Jim Moore



                  If to FirstCity Consumer:



                  Box 8216

                  6400 Imperial Drive

                  Waco, Texas  76714-8216

                  Facsimile Number:  (817) 751-1757

                  Telephone Number:  (817) 751-1750

                  Attention:  Jim Moore



                  If to Lender:



                  ContiTrade Services L.L.C.

                  277 Park Avenue, 38th Floor

                  New York, New York  10172

                  Tel. No.: 212-207-2822

                  Telecopier No.: 212-207-2935

                  Attention: Chief Counsel

10.3.    No Waiver; Cumulative Remedies.



                    No failure to exercise and no delay in exercising, on the

part of Lender; any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy,

power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights,

remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.



10.4.    Survival of Representations and Warranties.



                    All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Credit Agreement and the Promissory Note.



10.5.    Payment of Expenses and Taxes.



                    Borrower agrees, on demand, and except as otherwise

specifically set forth herein, to (a) pay or reimburse Lender and the Collateral

Agent for all out-of-pocket costs and expenses incurred in connection with the preparation and execution of this Credit Agreement, the Promissory Note and the other Facility Agreements and any other documents prepared in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, including, without limitation, subject to the limitations in

Section 5.2 hereof, any and all collateral audit fees and the reasonable fees and disbursements of counsel to Lender, (b) pay or reimburse Lender for all of its costs incurred in connection with its due diligence review of Borrower and all of its out-of-pocket expenses incurred in connection with the preparation,

negotiation and execution of the Facility Agreements, (c) pay or reimburse

Lender and the Collateral Agent for all out-of-pocket costs and expenses incurred in connection with the preparation and execution of any amendment,

modification or supplement to this Credit Agreement, the Promissory Note and the other Facility Agreements and any other documents prepared in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, including, without limitation, any and all collateral audit fees and the reasonable fees and disbursements of counsel to Lender, (d) pay or reimburse Lender for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Credit Agreement, the

Promissory Note, the other Facility Agreements and any such other documents,

including, without limitation, reasonable fees and disbursements of counsel to

Lender, (e) pay, indemnify, and hold Lender, its directors, members, officers,

employees, agents and Affiliates, harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, any registration tax, stamp, duty and other similar taxes or duties, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Credit Agreement, the Promissory Note,

the other Facility Agreements and any such other documents (other than income taxes and franchise taxes), and (f) pay, indemnify, and hold Lender, its directors, members, officers, employees, agents and Affiliates, harmless from and against any and all other liabilities, obligations, losses, damages,

penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement,

performance and administration of this Credit Agreement, the Promissory Note and the other Facility Agreements (all the foregoing, collectively, the "indemnified liabilities"), provided that Borrower has no obligation hereunder to the Lender with respect to indemnified liabilities arising from the gross negligence or willful misconduct of the Lender.

10.6.    Successors and Assigns; Participations.



                    (a) This Credit Agreement shall be binding upon and inure to the benefit of Borrower and Lender, and all future holders of the Promissory

Note and their respective successors and assigns, except that Borrower may not assign or transfer any of its rights or obligations under this Credit Agreement and Lender, except as set forth in paragraph (b) below, may not assign or transfer any of its rights or obligations under this Credit Agreement without

(except following the occurrence of, and during the continuance of, an Event of

Default) the prior consent of Borrower, which consent shall not unreasonably be withheld; provided, however, that if Lender desires to assign, transfer, sell or otherwise dispose of all of its right, title and interest in the Collateral or the Obligations owed to it under the Facility Agreements to any institutional investor pursuant to any repurchase agreement or similar arrangement, or to a

Subsidiary or Affiliate of Continental Grain Company, the consent of Borrower shall not be required.



                  (b) Lender may, in accordance with applicable law, at any time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to it, the Promissory Note, the Facility or any other interest of Lender hereunder and under the other Facility Agreements. In the event of any such sale by Lender of participating interests to a

Participant, Lender's obligations under this Credit Agreement to the other parties hereto shall remain unchanged, Lender shall remain solely responsible for the performance thereof, Lender shall remain the holder of the Promissory

Note for all purposes under this Credit Agreement and the other Facility

Agreements, and Borrower shall continue to deal solely and directly with Lender in connection with Lender rights and obligations under this Credit Agreement and the other Facility Agreements. Borrower agrees that if amounts outstanding under this Credit Agreement and the Promissory Note are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of the

Commitment Termination Date, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this

Credit Agreement and the Promissory Note to the same extent as if the amount of its participating interest were owing directly to it under this Credit Agreement or the Promissory Note. Borrower also agrees that each Participant shall be entitled to the benefits of Subsections 2.9 and 9.5 with respect to its participation in the Facility and the Loans outstanding from time to time;

provided, that no Participant shall be entitled to receive any greater amount pursuant to such subsections than Lender would have been entitled to receive in respect of the amount of the participation transferred by Lender to such

Participant had no such transfer occurred.



                  (c) Borrower authorizes Lender to disclose to any Participant and any prospective Participant any and all financial information in its possession concerning the Borrower and its Affiliates which has been delivered to it by or on behalf of such Person pursuant to this Credit Agreement or which has been delivered to it by or on behalf of such Person in connection with its credit evaluation of Borrower and its Affiliates prior to becoming a party to this Credit Agreement; provided such Participant agrees to keep such financial information confidential unless required to be disclosed by applicable

Requirements of Law.

                  (d) If, pursuant to this Subsection 10.6, any interest in this

Credit Agreement or the Promissory Note is transferred or assigned to any

Participant or assignee which is organized under the laws of any jurisdiction other than the United States or any state thereof, Lender shall cause such

Participant or assignee, as a condition to the effectiveness of such transfer,

(i) to represent to Lender and Borrower that under applicable law and treaties then in effect no taxes will be required to be withheld by Borrower or Lender with respect to any payments to be made to such Participant or assignee, in respect of the Loans, (ii) to furnish to Borrower either U.S. Internal Revenue

Service Form 4224 (or any successor form) or U.S. Internal Revenue Service Form

1001 (or any successor form) (wherein such Participant or assignee claims entitlement to complete exemption from U.S. federal withholding tax on all interest payments hereunder) and (iii) to agree (for the benefit of Lender and

Borrower) timely to provide Lender and Borrower a new Form 4224 (or any successor form) or Form 1001 (or any successor form) upon the expiration or obsolescence of any previously delivered form and comparable statements in accordance with and if permitted under applicable U.S. laws and regulations and amendments then in effect duly executed and completed by such Participant or assignee, and to comply from time to time with all applicable U.S. laws and regulations with regard to such withholding tax exemption.



                  (e) Lender shall not grant to any Participant the right to consent to any amendment or waiver entered into in accordance with subsection

10.1 except for any such amendment or waiver which would increase the Lender

Funding Commitment, or reduce the amount or extend the due date of any principal of or interest on the Promissory Note.



10.7. Termination.



                    This Credit Agreement (except for Sections 10.4 and 10.5)

shall terminate following the Commitment Termination Date upon payment in full of all outstanding principal, interest and other amounts due hereunder to

Lender.



10.8.    Counterparts.



                    This Credit Agreement may be executed by one or more of the parties to this Credit Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.



10.9.    Severability.



                    Any provision of this Credit Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.



10.10.   Integration; Construction.



                    This Credit Agreement represents the agreement of Borrower and Lender with respect to the subject matter hereof, and there are no promises,

undertakings, representations or warranties by Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other

Facility Agreements.



10.11.   Limited Liability.



                    No recourse under any Facility Agreement shall be had

against, and no personal liability shall attach to, any officer, employee,

director, member, affiliate, beneficial owner, trustee or shareholder of any party hereto, as such, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise in respect of any of the Facility Agreements, it being expressly agreed and understood that each

Facility Agreement is solely a corporate or trust obligation of each party hereto, and that any and all personal liability, either at common law or in equity, or by statute or constitution, of every such officer, employee,

director, member, affiliate, beneficial owner, trustee or shareholder for breaches by any party hereto of any obligations under any Facility Agreement is hereby expressly waived as a condition of and in consideration for the execution and delivery of this Agreement.



10.12.   GOVERNING LAW.



                    THIS CREDIT AGREEMENT AND THE PROMISSORY NOTE AND THE RIGHTS

AND OBLIGATIONS OF THE PARTIES UNDER THIS CREDIT AGREEMENT AND THE PROMISSORY

NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE

LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES

THEREOF.



10.13.   SUBMISSION TO JURISDICTION; WAIVERS.



                    EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY:



                  (a) SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR

PROCEEDING RELATING TO THIS CREDIT AGREEMENT AND THE OTHER FACILITY AGREEMENTS

TO WHICH IT IS A PARTY, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT OF

THE COURTS OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED STATES OF AMERICA

FOR THE SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF;



                  (b) CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT

IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE

VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH ACTION OR

PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT TO PLEAD OR CLAIM

THE SAME;



                  (c) AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR

PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED

MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO ITS

ADDRESS SET FORTH IN SUBSECTION 10.2 OR AT SUCH OTHER ADDRESS OF WHICH ALL OF

THE OTHER PARTIES HERETO SHALL HAVE BEEN NOTIFIED PURSUANT THERETO;



                  (d) AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO

EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT

THE RIGHT TO SUE IN ANY OTHER JURISDICTION; AND





                  (e) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY

RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR PROCEEDING REFERRED

TO IN THIS SUBSECTION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES.

10.14. Acknowledgements.



                    Borrower and FirstCity Consumer each hereby acknowledge

that:



                  (a) it has been advised by counsel in the negotiation,

execution and delivery of this Credit Agreement, the Promissory Note and the other Facility Agreements;



                  (b) the Lender has no fiduciary relationship to Borrower or

FirstCity Consumer, and the relationship between Lender and Borrower is solely that of debtor and creditor; and



                  (c) no joint venture exists between Borrower, FirstCity

Consumer and Lender.



10.15.   WAIVER OF JURY TRIAL.



                    EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY

WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS CREDIT

AGREEMENT OR THE PROMISSORY NOTE OR ANY OTHER FACILITY AGREEMENT AND FOR ANY

COUNTERCLAIM THEREIN.

                  IN WITNESS WHEREOF, the parties hereto have caused this Credit

Agreement to be duly executed and delivered in New York, New York by their proper and duly authorized officers, members or trustees as of the day and year first above written.



                          FIRSTCITY AUTO RECEIVABLES L.L.C.





                          -----------------------------------------

                          By:

                          Name:

                          Title:





                          FIRSTCITY CONSUMER LENDING CORPORATION





                          -----------------------------------------

                          By:

                          Name:

                          Title:





                          FIRSTCITY FINANCIAL CORPORATION





                          -----------------------------------------

                          By:

                          Name:

                          Title:





                          CONTITRADE SERVICES L.L.C.





                          ------------------------------------------

                          By:

                          Name:

                          Authorized Signatory







                          -------------------------------------------

                          Name:

                          Authorized Signatory

                                                                     EXHIBIT A



                                DEFINITIONS LIST



                  Adjusted Eligible Contract Balance: On any date, the amount described in clause (y) of the definition of "Borrowing Base."



                  Advance: As defined in Subsection 2.1 of the Credit Agreement.



                  Advance Rate: For each Contract which is designated "tier 1,"

"tier 2," "tier 3" or "tier 4" under the Underwriting Criteria, 85%. For each

Contract originated by FirstCity Consumer, 95%.



                  Affiliate: As to any specified Person, any other Person

controlling or controlled by or under common control with such specified Person.

For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such

Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" or

"controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, no "acquisition vehicle" (such as WAMCO XXIII, Ltd.) shall be considered an "Affiliate" of FirstCity Financial or any FirstCity Entity.



                  Annual Percentage Rate: The annual rate of interest applicable to each Contract, as disclosed therein.



                  Available Amount:  As defined in Subsection 9.1(c).



                  Available Facility Amount: On any date, the excess, if any, of

(a) the Borrowing Base, as of such date, minus (b) the Outstanding Facility

Balance (not to exceed the Maximum Loan Amount).



                  Bank Accounts: Collectively, the Lockbox Account and the

Collection Account.



                  Bankruptcy Event: With respect to a Person, (a) such Person or any of its Affiliates (if any) shall commence any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization,

arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or such Person or any of its Affiliates shall make a general assignment for the benefit of its creditors; or (b) there shall be commenced against such Person or any of its Affiliates any case, proceeding or other action of a nature referred to in clause (a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii)

remains undismissed, undischarged or unbonded for a period of 60 days; or (c)

there shall be commenced against such Person or any of its Affiliates any case,

proceeding or other action seeking issuance of a warrant of attachment,

execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (d) such Person or any of its

Affiliates shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (a),

(b), or (c) above; or (e) such Person or any of its Affiliates shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.



                  Blanket Policy: An Insurance Policy maintained by the Borrower and its assignees for "vendor's single interest" coverage with respect to each

Vehicle.



                  Borrower: FirstCity Auto Receivables L.L.C., a Texas limited liability company.



                  Borrowing Base: As determined by the Collateral Agent pursuant to Section 7.08(a)(v) of the Security and Collateral Agent Agreement, on any

day, an amount equal to the product of (x) the applicable Advance Rate and (y)

the Outstanding Contract Balance of all Contracts which are not Defaulted or

Liquidated, less the Outstanding Contract Balance of Contracts (a) as to which the Collateral Agent has not confirmed that it has possession thereof and (b)

Contracts that do not have a certificate of title by the 121st day of its origination.



                  Borrowing Date: Any Business Day specified in a notice

pursuant to subsection 2.3 of the Credit Agreement as a date on which Borrower requests Lender to make Loans thereunder.



                  Business Day: A day of the year on which banks are not

required or authorized to close in New York City, New York, Wilmington,

Delaware, Dallas, Texas and Los Angeles, California.



                  Capital Stock: With respect to any Person, any and all shares,

interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person

(other than a corporation) and any and all warrants or options to purchase any of the foregoing.



                  Change of Control:



                  (i) Except with respect to a securitization contemplated by the Facility Agreements, all or substantially all of any of the Borrowers',

FirstCity Funding's, FirstCity Consumer's or FirstCity Servicing's assets are sold, leased, transferred or otherwise disposed of as an entirety or substantially as an entirety (in one transaction or in a series of transactions)

to any Person or Persons which are not at least 80% owned, directly or indirectly, by FirstCity Financial; or



                  (ii) the beneficial owners or trustees of either of the

FirstCity Entities consummate, or approve a definitive agreement or plan for:



                  (A) any merger, consolidation, exchange of certificates,

recapitalization, restructuring or other business combination with or into another corporation or any sale of beneficial ownership of any of the Borrower,

FirstCity Funding, FirstCity Consumer or FirstCity Servicing (for purposes of this definition, a "Transaction") pursuant to which (x) any of the Borrower,

FirstCity Funding, FirstCity Consumer or FirstCity Servicing will not survive, or (y) FirstCity Financial, directly or indirectly, will not hold at least 80%

of the beneficial interest in any of the Borrower, FirstCity Funding, FirstCity

Consumer or FirstCity Servicing after such Transaction, or (z) FirstCity

Financial, directly or indirectly, is entitled to receive any cash, securities or other property, except any such Transaction as a result of which at least 80%

of the beneficial ownership of the surviving Person is owned, directly or indirectly, by FirstCity Financial, or



                  (B) the liquidation or dissolution of any of the Borrower,

FirstCity Funding, FirstCity Consumer or FirstCity Servicing.



                  Closing Date:  April 30, 1998.



                  Code: The United States Internal Revenue Code of 1986,

amended.



                  Collateral: As defined in Section 2 of the Security and

Collateral Agent Agreement.



                  Collateral Agent: Chase Bank of Texas, National Association,

acting in its capacity as Collateral Agent under the Security and Collateral

Agent Agreement and any successor Collateral Agent appointed pursuant to the

Security and Collateral Agent Agreement.



                  Collateral Agent Certification: As defined in Section

7.08(a)(i) of the Security and Collateral Agent Agreement.



                  Collection Account: The Collection Account maintained by the

Collateral Agent pursuant to the Paying Agent Agreement.



                  Collection Period: With respect to any Payment Date, the

calendar month (or portion of such calendar month, in the case of the first

Payment Date) immediately preceding such Payment Date.



                  Collections: All amounts (including, without limitation,

Recoveries) due and owing on, or otherwise received by Borrower in respect of the Contracts and the Vehicles.



                  Commitment Period: The period from and including the date

hereof to but not including the Commitment Termination Date.



                  Commitment Termination Date: May 30, 1998; or such later date to which the Commitment Termination Date may be extended pursuant to Section

2.1(b) of this Credit Agreement.



                  Computer Tape: A computer tape generated by the Borrower

containing, without limitation, the information set forth on the Contract List.



                  Conti: The Lender and its Affiliates.



                  ContiFinancial: ContiFinancial Services Corporation, a

Delaware Corporation.

                  Contract: Each retail installment sale contract for a Vehicle that was originated by an Originator, and all rights and obligations thereunder.



                  Contract File: Each original Contract, a record of the

information supplied by the Obligor in the original credit application, together with any other documents relating thereto each of which are delivered to and held by the Collateral Agent (including, but not limited to, the application for title registration).



                  Contract List: Each schedule of Contracts delivered by

Borrower to Lender and the Collateral Agent with respect to each Borrowing Date identifying, in such detail as such parties may require, each Contract being purchased by Borrower, delivered to the Lender and, for so long as the Security and Collateral Agent Agreement is in effect, the Collateral Agent, pledged by

Borrower to the Lender, organized by the name of the Obligor and the state in which the Obligor's billing address is located and setting forth for each such

Contract: (i) a number identifying the Contract, (ii) the original amount financed of such Contract, (iii) Annual Percentage Rate, (iv) the original maturity of the Contract, (v) the remaining maturity of the Contract, (vi) the amount of the Obligor's monthly payment, (vii) the purchase price of such

Contract, (viii) the name of the Obligor on such Contract, (ix) the address of the Obligor on such Contract, (x) the Outstanding Balance of such Contract and

(xi) the name of the holder of the Lien on such Contract.



                  Contractual Obligation: As to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.



                  Credit Agreement: This Warehouse Credit Agreement dated as of

April 30, 1998 among Borrower, Lender, FirstCity Consumer and FirstCity

Financial.



                  Credit and Collection Policy: The credit and collection policy in effect as of the Closing Date.



                  Credit Enhancer: A monoline insurer, letter of credit bank or other third- party supplier of credit enhancement, if any.



                  Dealer Assignment: Any agreement pursuant to which a Contract or security interest in a Vehicle has been transferred, sold or assigned by a

Vehicle Dealer to Borrower (to an Originator and then assigned to Borrower).



                  Debt: Of a Person on any day, the sum on such day of (a)

indebtedness for borrowed money or for the deferred purchase price of property or services, or evidenced by bonds, notes or other similar instruments, (b)

obligations as lessee under any operating leases and any leases which shall have been or should be, in accordance with GAAP, recorded as capital leases, and (c)

obligations under direct or indirect guaranties in respect of, and obligations

(contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clause (a) or (b) above.

                  Defaulted Contract: As of any Determination Date, any Contract

that as of the end of the preceding Collection Period (a) is classified by the

Borrower, on a contractual basis, as 61 or more days past due, or (b) with respect to which the related Vehicle has been repossessed by Borrower and the notice of intent to sell has expired, or (c) with respect to which the related

Vehicle has been voluntarily repossessed.



                  Delinquency Ratio: With respect to a Determination Date, the aggregate Outstanding Contract Balances of all contracts in the Servicer's entire servicing portfolio which are thirty-one (31) or more days past due as of the end of the preceding Collection Period divided by the aggregate Outstanding

Contract Balances of all contracts in the Servicer's entire servicing portfolio as of the end of such preceding Collection Period.



                  Delinquent Contract: Any Contract (a) that is classified by the Borrower, on a contractual basis, as 31 or more days past due and (b) that is not a Liquidated Contract.



                  Deposit Amount: means all funds deposited in the Collection

Account (i) by the Borrower, pursuant to Section 2.01(a)(iii) of the Paying

Agent Agreement or (ii) by the Lender, pursuant to Section 2.01(a)(i) of the

Paying Agent Agreement in each case (a) since the end of the immediately preceding Collection Period and (b) which remain on deposit in the Collection

Account at the time of the Borrowing Base calculation is being made and, thus have not been applied to the acquisition of Contracts.



                  Deposited Funds: On any day, all Principal Collections on

deposit in or otherwise to the credit of the Collection Account at the close of business on the previous Business Day.



                  Determination Date: With respect to a Collection Period, the tenth day following the end of such Collection Period.



                  Dollars and $:  Lawful money of the United States of America.



                  Eligible Contract: On any day, a Contract (a) that arises from the completed delivery of a Vehicle and which has been fully performed by

Borrower and the Dealer party thereto, (b) that arises from the normal course of the Dealer's business, (c) that is not a Defaulted Contract, (d) that is not a

Delinquent Contract; (e) the Obligor of which is a natural person residing in any state of the United States or the District of Columbia, (f) the Obligor of

which is not a government or governmental subdivision or agency, (g) the Obligor of which has full power and capacity to enter into such Contract and perform his or her obligations thereunder, (h) as to which the Obligor has executed and delivered an original note that is in full force and effect and constitutes the legal, valid and binding obligation of the Obligor in accordance with its terms,

(i) that is denominated and payable in Dollars in the United States, (j) that is not subject to any dispute, litigation, counterclaim or defense, or any offset or right of offset at the time of purchase by Borrower, (k) that has an original term to maturity of not less than 24 nor more than 72 months, provided that no more than 1% shall have original terms to maturity greater than 60 months, (l)

that provides for equal monthly payments which will cause the Contract to fully amortize during its term, (m) that has an Annual Percentage Rate of not less than the lesser of (A) 500 basis points over the two-year Treasury rate in effect on the date of origination of such Contract and (B) the maximum interest rate permissible by law with respect to such Contract, (n) that, together with the note applicable thereto, does not contravene any Requirements of Law applicable thereto, (o) with respect to which all required consents, approvals and authorizations have been obtained, (p) as to which the security interest in the Vehicle securing such Contract has been recorded in the name of Originator and which security interest is in full force and effect and subject to no prior or equal liens, claims or encumbrances, (q) which was originated using each

Originator's Underwriting Criteria, (r) that requires the Borrower to be named as loss payee or beneficiary (as applicable) under an insurance policy with respect to the Vehicle financed by such Contract and entitles the Borrower to the benefits of such insurance policy (s) that, if such Contract is a Modified

Contract, the Lender has not given the Borrower notice that such Contract is to be excluded as not being an Eligible Contract and (t) as to which the Collateral

Agent has issued a Collateral Agent's Certification listing no exceptions.



                  Eligible Deposit Account: Either (i) a segregated account with an Eligible Institution or (ii) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the

United States of America or any one of the States thereof or the District of

Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as any of the securities of such depository institution have a credit rating acceptable to the Lender.



                  Eligible Institution: A depository institution organized under the laws of the United States of America or any one of the States thereof or the

District of Columbia (or any domestic branch of a foreign bank), (A) which has either (1) a long-term unsecured debt rating of at least AA by S&P and Aa by

Moody's or otherwise acceptable to the Lender or (2) a short-term unsecured debt rating or certificate of deposit rating of at least A-1 by S&P and P-1 by

Moody's or otherwise acceptable to the Lender and (B) whose deposits are insured by the FDIC.



                  Employee Benefit Plan: Any plan, agreement, arrangement or commitment which is an employee benefit plan, as defined in section 3(3) of

ERISA, maintained by FirstCity Consumer or with respect to which FirstCity

Consumer has any liability or obligation to contribute.



                  ERISA: The Employee Retirement Income Security Act of 1974, as

amended.



                  ERISA Group: FirstCity Financial and any entity required to be aggregated with the FirstCity Consumer under Section 414(b), (c), (m) or (o) of the Code.



                  Event of Default: The occurrence of any of the following

events:



                  (a) Borrower fails to pay when due any amount payable under the Credit Agreement.



                  (b) Any representation or warranty made or deemed made by

         Borrower or FirstCity Consumer, in any capacity which is contained in the Facility Agreements or in any agreement, written report or written information furnished at any time under or required by the Facility

         Agreements shall prove to have been false or incorrect on or as of the date made or deemed made, which remains uncured for five Business Days following FirstCity Consumer's receipt of notice thereof, and which is likely to have a material, adverse effect on the financial condition or business prospects of the Borrower or of FirstCity Consumer.

                  (c) (i) Borrower (x) defaults in any payment of principal of or interest on any Debt, beyond the period of grace, if any, provided in the instrument or agreement under which such Debt was created or (y)

         defaults in the observance or performance of any agreement or condition contained in any instrument or agreement to which it is a party or by which its property or assets are bound, which remains uncured for five

         Business Days following the Borrower's and FirstCity Consumer's receipt of notice thereof.



                           (ii) FirstCity Consumer (x) defaults in any payment

         of principal of or interest on any Debt, beyond the period of grace, if any, provided in the instrument or agreement under which such Debt was created and which has an outstanding principal balance of $50,000 or more or (y) defaults in the observance or performance of any agreement or condition contained in any instrument or agreement to which it is a party or by which its property or assets are bound, which remains uncured for five Business Days following FirstCity Consumer's receipt of notice thereof, and which is likely to have a material adverse effect on the financial condition or business prospects of FirstCity

         Consumer.



                           (iii) FirstCity Financial (x) defaults in any payment

         of principal of or interest on any Debt, beyond the period of grace, if any, provided in the instrument or agreement under which such Debt was created and which has an outstanding principal balance of $50,000 or more or (y) defaults in the observance or performance of any agreement or condition contained in any instrument or agreement to which it is a party or by which its property or assets are bound, which remains uncured for five Business Days following FirstCity Financial's receipt of notice thereof, and which is likely to have a material adverse effect on the financial condition or business prospects of FirstCity

         Financial; provided, however, that only payments due from FirstCity

         Financial, if any, with respect to any acquisition partnership shall apply with respect to this provision.



                  (d) For any reason, Borrower shall cease to have a valid and perfected first priority ownership interest in the Contracts or Lender shall cease to have a valid and perfected first priority security interest in the Collateral or any other collateral pledged under the

         Facility Agreements or any other Operative Document shall cease to be in full force and effect or cease to be the legal, valid, binding and enforceable obligation of any party thereto.



                  (e) A Bankruptcy Event shall occur with respect to any of the

         FirstCity Entities.



                  (f) One or more judgments or decrees (in the case of FirstCity

         Consumer, in an aggregate amount in excess of $50,000) shall have been entered against any FirstCity Entity which is not paid, bonded, stayed or covered by insurance, provided, that this clause shall not apply to actions relating to individual Contracts, unless a material portion of the Contracts is affected.

                  (g) Borrower or FirstCity Consumer becomes liable for

         environmental remediation or compliance expenses or fines, penalties or other charges related to environmental matters in excess of $50,000.



                  (h) (i) FirstCity Consumer or any other person engages in a transaction in connection with which FirstCity Consumer or any entity which it has an obligation to indemnify could be subject to liability for either a civil penalty assessed pursuant to section 502(I) of ERISA or a tax imposed by section 4975 of the Code; (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, shall exist with respect to any

         Single Employer Plan, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single

         Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Lender,

         likely to result in the termination of such Plan for purposes of Title

         IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) any member of the ERISA Group shall, or in the reasonable opinion of Lender is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, a Multiemployer Plan or (vi) any other event or condition shall occur or exist, with respect to a Plan; and in each case in clauses (i)

         through (vi) above, such event or condition, together with all other such events or conditions, if any, could subject Borrower or any ERISA

         Affiliate to any tax, penalty or other liabilities which are materially adverse to the business, operations, prospects, property or financial or other condition of FirstCity Consumer.



                  (i) Any financial statement delivered pursuant to the Facility

         Agreements and reported on by any independent certified public accountants shall contain any qualification or exception, or qualification arising out of the scope of the audit.



                  (j) A material adverse change from the date hereof in the

         business, properties, operations, prospects or financial or other condition of Borrower, FirstCity Consumer, or FirstCity Financial as

         determined by Lender in its reasonable, good faith business judgment.



                  (k) A material adverse change from the date hereof in the

         collectibility of the Contracts taken as a whole.



                  (l) Borrower or FirstCity Consumer becomes an "investment

         company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.



                  (m) Borrower shall fail to provide any information required to be provided by Sections 6.1 and 6.2 of this Credit Agreement by the time required thereby.



                  (n) Borrower or FirstCity Consumer shall default in the

         observance or performance of any other term, condition or covenant under the Facility Agreements and such failure to observe or perform continues for five Business Days.

                  (o) As of any Determination Date, the Rolling Delinquency

         Ratio is greater than or equal to 15%.



                  (p) As of any Determination Date, the Delinquency Ratio is

         greater than or equal to 20%.



                  (q) The Net Loss Ratio is greater than or equal to, on an

         annualized basis, 19% during April, May or June 1998, 16% during July,

         August or September 1998, and 13% thereafter.



                  (r) As of any Determination Date, the average of the Recovery

         Percentages for the three preceding Collection Periods is less than

         40%.



                  (s) As of any date, the Outstanding Facility Balance exceeds the Borrowing Base.



                  (t) A Change of Control shall occur.



                  (u) The aggregate principal amount of Contracts originated by

         FirstCity Consumer is less than $20,000,000 for the first six months following the Closing Date.



                  (v) Borrower fails to observe the financial covenant set forth in Section 6.14 of the Credit Agreement.



                  (w) FirstCity Financial fails to observe the covenant set

         forth in Section 6.17 of the Credit Agreement.



                  (x) Any default occurs under the Servicing Agreement.



                  (y) Any FirstCity Entity shall default in the observance or performance of any term, condition or covenant in any other Facility

         Agreement and such failure to observe or perform continues for five

         Business Days.



                  (z) Any default by FirstCity Consumer under the IBSA.



                  Facility: As defined in Section 2.1(a) of this Credit

Agreement.



                  Facility Agreements: The collective reference to the Credit

Agreement, the Promissory Note, the Security and Collateral Agent Agreement, the

Servicing Agreement, the IBSA, and any other agreement or instrument related or delivered to any party to any of the foregoing pursuant to or in connection with any of the foregoing.



                  FDIC: The Federal Deposit Insurance Corporation or any

successor thereof.



                  File: With respect to each Contract to be purchased by

Borrower:



                  (a)      the original Dealer Assignment;



                  (b)      the fully executed original of the Contract;

                  (c) documents evidencing or related to any Insurance

         Policy with respect to a Vehicle;



                  (d) the original or a copy of the credit application of the

         Obligor, fully executed by such Obligor, such application to be in a form substantially similar to that included in the Credit and

         Collection Policy;



                  (e) where permitted by law, the original certificate of title and otherwise such documents, if any, that the Servicer keeps on file in accordance with its customary procedures and the Credit and

         Collection Policy indicating that the Vehicle is owned by the Obligor and subject to the interest of Borrower as first lienholder or secured party; and



                  (f) any and all other documents that Borrower, Collateral

         Agent or Servicer keeps on file in accordance with its procedures relating to the Contract, Obligor or Vehicle.



                  Finance Charges: Interest charges, late charges, and other fees, charges and similar items with respect to Contracts.



                  FirstCity Consumer: FirstCity Consumer Lending Corporation, a

Texas corporation.



                  FirstCity Consumer Finance: FirstCity Consumer Finance

Corporation, a Texas corporation.



                  FirstCity Entities: The Borrower, FirstCity Consumer,

FirstCity Financial and all subsidiaries (including trusts) of FirstCity

Consumer.



                  FirstCity Financial: FirstCity Financial Corporation, a

Delaware corporation.



                  FirstCity Funding: FirstCity Funding Corporation, a Texas

corporation.



                  GAAP: Generally accepted accounting principles in effect from time to time in the United States of America.



                  Governmental Authority: Any nation or government, any state or other political subdivision thereof and any entity exercising executive,

legislative, judicial, regulatory or administrative functions of or pertaining to government.



                  IBSA: The Investment Banking Services Agreement dated as of

May 17, 1996 between National Auto Funding Corporation and ContiFinancial, as

amended.



                  Insolvency: With respect to any Multiemployer Plan, the

condition that such plan is insolvent within the meaning of Section 4245 of

ERISA.



                  Interest Period: With respect to any Payment Date, the prior calendar month.

                  Lender: ContiTrade Services L.L.C.



                  Lender Commitment: $50,000,000, or such other amount agreed upon in writing by Borrower and Lender.



                  LIBOR: With respect to any Advance, (x) through the end of the

Interest Period in which such Advance is made, one-month LIBOR on the related

Borrowing Date, and (y) for subsequent Interest Periods, one-month LIBOR on the first day of such Interest Period, in either case as published on such date in the Wall Street Journal.



                  Lien: Any lien, mortgage, security interest, pledge,

hypothecation, charge, equity, encumbrance or right of any kind whatsoever

(except any lien, mortgage, security interest, pledge, hypothecation, charge,

equity, encumbrance or right of any kind granted under the Credit Agreement with respect to the Contracts).



                  Liquidated Contract: A Contract which is a charged off

Contract, according to the charge-off policy attached hereto as Exhibit G.



                  Loan:  As defined in subsection 2.1 of the Credit Agreement.



                  Lockbox Account: The Wells Fargo Account #022168835 into which each Lockbox Provider deposits all available Collections.



                  Lockbox Agreement: The Lockbox Agreement attached hereto as

Exhibit H.



                  Lockbox Provider: Fiserv Corporation.



                  Maximum Loan Amount: At any time, the lesser of (a)

$50,000,000 and (b) the Borrowing Base.



                  Modified Contract: As defined in Section 2.2(b) of the

Servicing Agreement.



                  Moody's: Moody's Investors Service, Inc.



                  Multiemployer Plan: A "multiemployer plan" as defined in

Section 4001(a)(3) of ERISA to which any member of the ERISA Group is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.



                  N.A.F. Entities: N.A.F. Auto Loan Trust, a Delaware business trust and National Auto Funding Corporation, a Texas corporation.



                  Net Loss. For a Collection Period, the remaining Contract

Balance of any Contracts liquidated during such period, less any Recoveries received during such period on Contracts liquidated during prior Collection

Periods.



                  Net Loss Ratio: As of any Determination Date, the average,

over the three most recent Collection Periods, of the product of (a)(i) the Net

Loss for such Collection Period, divided by (ii) the principal balance of all contracts in the Servicer's entire servicing portfolio outstanding at the end of such Collection Period and (b) 12.

                  Notice of Borrowing: As defined in Section 2.3 of the Credit

Agreement.



                  Obligations: All the unpaid principal amount of, and interest on (including interest accruing on or after any Bankruptcy Event, whether or not a claim for post-filing or post-petition interest is allowed in a proceeding relating thereto, and interest on overdue interest), the Promissory Note and all other obligations and liabilities of Borrower or any Affiliate of the FirstCity

Entities to Lender or any Affiliate of Lender, whether direct or indirect,

absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Credit

Agreement, the Promissory Note, the Facility Agreement and any other document executed and delivered in connection therewith whether on account of principal,

interest, reimbursement obligations, fees, indemnities, costs, expenses

(including, without limitation, all fees and disbursements of counsel to Lender)

or otherwise.



                  Obligor:  Each Person who is indebted on a Contract.



                  Originators: The N.A.F. Entities, FirstCity Consumer Finance,

FirstCity Funding, and any originator approved by the Lender subject to Section

6.9 hereof.



                  Outstanding Contract Balance: On any day, with respect to any

Contract, the principal amount due and owing on such Contract on such day.



                  Outstanding Facility Balance: On any day, with respect to the

Loan, the outstanding principal amount of the Loan on such day.



                  Paying Agent: The Collateral Agent, acting in its capacity as paying agent under the Paying Agent Agreement.



                  Paying Agent Agreement: The Paying Agent Agreement dated as of

April 30, 1998 among Borrower, Lender and the Paying Agent.



                  Payment Date: As defined in Section 2.4 of the Credit

Agreement.



                  PBGC: The Pension Benefit Guaranty Corporation established under ERISA.



                  Permitted Investments: Book-entry securities, negotiable

instruments or securities represented by instruments in bearer or registered form which evidence:



                  (i) direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America;



                  (ii) demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any state thereof (or any domestic branch of a foreign bank) and subject to supervision and examination by Federal or State banking or depository institution authorities; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof shall have a credit rating from each of S&P and Moody's in the highest investment category granted thereby;



                  (iii) commercial paper having, at the time of the investment or contractual commitment to invest therein, a rating from each of S&P and Moody's in the highest investment category granted thereby;



                  (iv) investments in money market funds, including, without limitation, the VISTA money market funds so long as such funds are rated Aaa by Moody's or AAAm by S&P, and any other funds for which the

         Paying Agent or an affiliate thereof serves as an investment advisor,

         administrator, shareholder, servicing agent and/or custodian or sub-custodian;



                  (v) demand deposits, time deposits and certificates of deposit which are fully insured by the FDIC;



                  (vi) bankers' acceptances issued by any depository institution or trust company referred to in clause (ii) above; and



                  (vii) repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of

         America or any agency or instrumentality thereof, the obligations of which are backed by the full faith and credit of the United States of

         America, in either case entered into with a depository institution or trust company (acting as principal) the deposits of which are insured by the FDIC.



                  Person: An individual, a partnership, a corporation, a limited liability company, a limited liability partnership, a business trust, a joint stock company, a trust, an unincorporated association, a joint venture, a

Governmental Authority or other entity of whatever nature.



                  Plan: Any employee benefit plan defined in Section 3(3) of

ERISA in respect of which any member of the ERISA Group is or at any time within the immediately preceding five years was an "employer" as defined in Section

3(5) of ERISA or may have liability, including liability as a substantial employer, within the meaning of Section 4063 of ERISA and as a contributing sponsor under Section 4069 of ERISA.



                  Principal Collections: Collections other than Finance Charges.



                  Program: As defined in Subsection 9.1(c).



                  Promissory Note: The note issued pursuant to Section 2.2 of the Credit Agreement.



                  Rating Agencies: Moody's Investors Service, Standard & Poor's

Corporation, Duff & Phelps Credit Rating Service and Fitch Investors Service.

                  Recoveries: With respect to any Collection Period, the

aggregate amount of all cash received by Borrower net of expenses during such

Collection Period in respect of any Contract which is a liquidated Contract.



                  Recovery Percentage: With respect to any Collection Period,

the percentage equivalent of a fraction, the numerator of which is the aggregate amount of Recoveries deposited in the Collection Account during such Collection

Period in respect of Contracts which became Liquidated Contracts during such

Collection Period and the denominator of which is the aggregate Outstanding

Balance of such Liquidated Contracts.



                  Reorganization: With respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.



                  Reportable Event: Any of the events set forth in Section

4043(b) of ERISA or the regulations thereunder other than those events as to which the thirty day notice period is waived under subsections .13, .14, .18,

 .19 or .20 of PBGC regulation Section 2615.



                  Requirements of Law: As to any Person, the Certificate of

Incorporation and By-laws or other organizational or governing documents of such

Person and any law, treaty, rule or regulation or determination of any arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.



                  Responsible Officer: As to any Person, the chief executive officer, president, vice president-operations, chief financial officer,

controller, secretary or treasurer of a corporation, provided, that (a) with respect to any certificate to be delivered by a Responsible Officer, such

Responsible Officer shall have personal knowledge of the subject matter of such certificate, and (b) with respect to any other matter to be undertaken by a

Responsible Officer, such Responsible Officer shall be duly authorized by all necessary corporate or other action with respect to such matter.



                  Rolling Delinquency Ratio: With respect to any Determination

Date, the average, as of the last day of each of the three preceding Collection

Periods, of the aggregate Outstanding Contract Balances of all Contracts which are 31 or more days past due as of the end of the preceding Collection Period divided by the aggregate Outstanding Contract Balances of all Contracts as of

the end of such preceding Collection Period.



                  S&P: Standard & Poor's Ratings Services, a Division of The

McGraw Hill Companies, Inc.



                  SEC: The Securities and Exchange Commission.



                  Securitization: As defined in Section 6.12 of this Credit

Agreement.



                  Security and Collateral Agent Agreement: The Security and

Collateral Agent Agreement dated as of April 30, 1998 among Borrower, Lender and the Collateral Agent.



                  Servicer: FirstCity Servicing Corporation of California.

                  Servicing Agreement: The Servicing Agreement dated as of April

30, 1998 among Borrower, the Servicer and the Collateral Agent.



                  Servicing Report: The report to be delivered by Borrower

pursuant to Section 6.2 of the Credit Agreement, substantially in the form of

Exhibit I thereto.



                  Single-Employer Plan: A single employer plan, as defined in

Section 4001(a)(15) of ERISA, which (a) is maintained for employees of Borrower or an ERISA Affiliate thereof and no Person other than the Borrower and their

ERISA Affiliates or (b) was so maintained and in respect of which the Borrower or any ERISA Affiliate thereof could have liability under Title IV of ERISA in the event such plan has been or were to be terminated.



                  Subordinated Debt: Any Debt which (x) is by its terms

subordinated to the Obligations, and (y) provides for a non-petition covenant against Borrower.



                  Subordinated Lien: A Lien approved in writing by the Lender,

and which secures any Subordinated Debt.



                  Subordinate Financing: Any combination of the following: cash,

purchase of a "B piece" or "residual" certificate, funding of an initial reserve account deposit, issuance of a guaranty, serving as account party on a letter of credit, or other form of subordinate financing in the related securitization.

Such subordinate financing shall be acceptable to the Rating Agencies and the

Credit Enhancer.



                  Subsidiary: As to any Person, any Person of which a Person owns, directly or indirectly through one or more intermediaries, more than 50%

of the Capital Stock or beneficial interest thereof.



                  Tangible Assets: All assets of Borrower except: (i) deferred assets, other than prepaid insurance and prepaid taxes, (ii) patents,

copyrights, trademarks, trade names, non-compete agreements, franchises and similar intangibles, (iii) good will, including any amounts, however designated on the balance sheet of Borrower, representing the excess of the purchase price paid for assets or stock over the value assigned thereto on the books of

Borrower, (iv) unamortized debt discount and expense, and (v) accounts, notes and other receivables due from Affiliates or employees.



                  Tangible Net Worth: At any date means a sum equal to (i) the net book value (after deducting related depreciation, amortization and other proper reserves) at which the Tangible Assets of Borrower would be shown on a balance sheet at such date in accordance with GAAP applied on a consistent basis, minus (ii) the amount at which the liabilities of Borrower (excluding

Subordinated Debt) would be shown on such balance sheet in accordance with GAAP,

and including as liabilities all reserves, required in accordance with GAAP, for contingencies and other potential liabilities.



                  Tangible Net Worth Requirement: The total Tangible Net Worth of FirstCity Financial is equal to at least $95 million.



                  Taxes: As defined in Section 2.10 of the Credit Agreement.

                  UCC: The Uniform Commercial Code as in effect in the specified jurisdiction or, if no jurisdiction is specified, as in effect in the state whose law, by agreement of the parties, governs the document or agreement in which the term "UCC" appears.



                  Underwriting Criteria: The criteria agreed upon for

underwriting Contracts between Borrower and Lender and attached to the Credit

Agreement as Exhibit K.



                  Unmatured Event of Default: Any of the events specified in the definition of Event of Default, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.



                  Vehicle: Any new or used automobile or light truck that

secures a Contract.



                  Vehicle Dealer: Any seller of automobile or light trucks that originated one or more of the Contracts and transferred, sold or assigned the respective Contract, directly or indirectly, to Borrower under a Dealer

Assignment.

                                                                     EXHIBIT B



                                 PROMISSORY NOTE



                                                             New York, New York

                                                             April 30, 1998



                  FOR VALUE RECEIVED, the undersigned, FirstCity Auto

Receivables L.L.C., a Delaware limited liability company (the "Borrower"),

promises to pay to the order of ContiTrade Services L.L.C. ("Lender"), on the date specified in Section 2.5 of the Credit Agreement hereinafter referred to,

at the office of Lender at 277 Park Avenue, New York, New York, in lawful money of the United States of America and in immediately available funds, the principal amount of FIFTY MILLION DOLLARS AND NO CENTS ($50,000,000), or if

less, the aggregate unpaid principal amount of all Advances made by Lender to

Borrower pursuant to the Credit Agreement, and to pay interest at such office,

in like money, from the date hereof on the unpaid principal amount of such Loans from time to time outstanding at the rate and on the dates specified in Section

2.4 of the Credit Agreement.



                  Lender is authorized to record, on the schedule annexed

thereto and made a part hereof or on other appropriate records of Lender, the date and amount of each Loan made by Lender, each continuation thereof, the interest rate from time to time on each Loan and the date and amount of each payment or repayment of principal thereof. Any such recordation shall constitute prima facie evidence of the accuracy of the information so recorded, provided that the failure of Lender to make any such recordation (or any error in such recordation) shall not affect the obligations of Borrower hereunder or under the

Credit Agreement in respect of the Loan.



                  This Promissory Note is the Promissory Note referred to in the

Warehouse Credit Agreement dated as of April 30, 1998 (as amended, supplemented or otherwise modified and in effect from time to time, the "Credit Agreement")

among Borrower, Lender, FirstCity Consumer Lending Corporation and FirstCity

Financial Corporation, and is entitled to the benefits thereof. Capitalized terms used herein without definition have the meanings assigned to them in the

Credit Agreement.



                  This Promissory Note is subject to original and mandatory

prepayment as provided in the Credit Agreement.



                  Upon the occurrence of an Event of Default, the Lender shall have all of the remedies specified in the Credit Agreement, and Borrower hereby waives presentment, demand, protest and all notices of any kind.

                  THIS PROMISSORY NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND

INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD

TO CONFLICTS OF LAWS PRINCIPLES.





                                     FIRSTCITY AUTO RECEIVALBES CORP.



                                     By:

                                        -----------------------------------

                                        Name:

                                        Title:

           meanings assigned to them in the

Credit Agreement.



                  This Promissory Note is subject to original and mandatory

prepayment as provided in the Credit Agreement.


                  Upon the occurrence of an Event of Default, the Lender         Notation

       Date                  Principal                 on Loans                of Loans                    By

------------------        ----------------        ------------------       -----------------       -------------------


------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------

------------------        ----------------        ------------------       -----------------       -------------------




                                                                    EXHIBIT C







                               NOTICE OF BORROWING





                  FirstCity Auto Receivables L.L.C. ("Borrower") hereby requests that ContiTrade Services L.L.C. make a Loan to it on [insert Borrowing Date] in the amount of [amount of Loan requested] by crediting the Collection Account by

4:00 p.m. (New York City time) on [insert Borrowing Date] (capitalized terms used herein have the meaning assigned to them in the Warehouse Credit Agreement dated as of April 30, 1998 as amended, modified or supplemented from time to time). Borrower hereby certifies to Lender that:



                  1. The representations and warranties of Borrower contained in the Credit Agreement are true and correct in all material respects on and as of this day.



                  2. Borrower is in compliance with all of the terms and

provisions set forth in the Credit Agreement required to be complied with or performed by Borrower on or before the date hereof.



                  3. No Event of Default or Default (as defined in the Credit

Agreement) has occurred and is continuing as of today's date.



                  4. The Collateral is not subject to any Lien, except Liens created by the Operative Documents. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to them in the Credit Agreement.



                  5. The Outstanding Facility Balance (prior to the making of the requested Advance) on the date hereof is $__________.



                  6. The Borrowing Base applicable to the requested Advance is

$_________.



                  7. The Available Facility Amount is $____________.





                  IN WITNESS WHEREOF, the undersigned has executed and delivered this Certificate this _______ day of ________________, _____.







                                     FIRSTCITY AUTO RECEIVABLES L.L.C.



                                     By:

                                        -----------------------------------

                                        Name:

                                        Title:

                                                       EXEECUTED COPY
                                                       --------------



















                               SERVICING AGREEMENT





                                      among





                        FIRSTCITY AUTO RECEIVABLES L.L.C.

                                 as the Borrower





                  FIRSTCITY SERVICING CORPORATION OF CALIFORNIA

                                 as the Servicer





                     FIRSTCITY CONSUMER LENDING CORPORATION





                                       and





                           CONTITRADE SERVICES L.L.C.

                                  as the Lender







                           ---------------------------





                           Dated as of April 30, 1998



                           ---------------------------

                                TABLE OF CONTENTS



                                                                            Page



ARTICLE I DEFINITIONS..........................................................1





         SECTION 1.1         DEFINITIONS.......................................1







         SECTION 1.2         USAGE OF TERMS....................................3







         SECTION 1.3         CALCULATIONS......................................4







         SECTION 1.4         SECTION REFERENCES................................4







         SECTION 1.5         NO RECOURSE.......................................4







ARTICLE II ADMINISTRATION AND SERVICING OF CONTRACTS...........................4





         SECTION 2.1         DUTIES OF THE SERVICER............................4







         SECTION 2.2         COLLECTION OF CONTRACT PAYMENTS; MODIFICATION

               AND AMENDMENT OF CONTRACTS; LOCKBOX AGREEMENTS..................5





         SECTION 2.3         REALIZATION UPON CONTRACTS........................6







         SECTION 2.4         INSURANCE.........................................7







         SECTION 2.5         MAINTENANCE OF SECURITY INTERESTS IN VEHICLES.....8







         SECTION 2.6         COVENANTS, REPRESENTATIONS AND WARRANTIES OF

               SERVICER........................................................8







         SECTION 2.7         INDEMNIFICATION..................................10







         SECTION 2.8         SERVICING FEE; PAYMENT OF CERTAIN EXPENSES BY

               SERVICER.......................................................11







         SECTION 2.9         SERVICER'S CERTIFICATE...........................11







         SECTION 2.10        ANNUAL INDEPENDENT ACCOUNTANTS' REPORT...........11







         SECTION 2.11        ACCESS TO CERTAIN DOCUMENTATION AND

               INFORMATION REGARDING CONTRACTS................................12







         SECTION 2.12        PROVISION OF INFORMATION.........................12







         SECTION 2.13        FIDELITY BOND....................................12







ARTICLE III LIABILITY AND INDEMNITIES.........................................12





         SECTION 3.1         LIABILITY OF SERVICER; INDEMNITIES...............12







         SECTION 3.2         MERGER OR CONSOLIDATION OF, OR ASSUMPTION OF THE

               OBLIGATIONS OF,  THE SERVICER..................................13





         SECTION 3.3         LIMITATION ON LIABILITY OF SERVICER AND

               OTHERS.........................................................14







         SECTION 3.4         DELEGATION OF DUTIES.............................14







         SECTION 3.5         SERVICER NOT TO RESIGN...........................14







ARTICLE IV SERVICER TERMINATION EVENTS........................................15





         SECTION 4.1         SERVICER TERMINATION EVENT.......................15







         SECTION 4.2         CONSEQUENCES OF A SERVICER TERMINATION EVENT.....16







         SECTION 4.3         APPOINTMENT OF SUCCESSOR.........................16







         SECTION 4.4         WAIVER OF PAST DEFAULTS..........................17







ARTICLE V MISCELLANEOUS PROVISIONS............................................17





         SECTION 5.1         AMENDMENT........................................17







         SECTION 5.2         GOVERNING LAW....................................17







         SECTION 5.3         SEVERABILITY OF PROVISIONS.......................17







         SECTION 5.4         ASSIGNMENT.......................................17







         SECTION 5.5         WAIVER...........................................17







         SECTION 5.6         COUNTERPARTS.....................................18







         SECTION 5.7         NOTICES..........................................18







         SECTION 5.8         SUCCESSORS AND ASSIGNS...........................19







EXHIBIT A         Form Of Servicer's Certificate



EXHIBIT B         Form Of Servicer's Daily Report

                  THIS SERVICING AGREEMENT (this "Agreement"), dated as of April

30, 1998, among FIRSTCITY AUTO RECEIVABLES L.L.C., a Delaware limited liability company (the "Borrower"), FIRSTCITY SERVICING CORPORATION OF CALIFORNIA, a

California corporation (the "Servicer"), FIRSTCITY CONSUMER LENDING CORPORATION,

a Texas corporation ("FC CONSUMER"), CONTITRADE SERVICES L.L.C., a Delaware

limited liability company, as Lender (the "Lender").



                  WHEREAS, the Borrower is entering into a Warehouse Credit

Agreement dated as of April 30, 1998 (the "Credit Agreement") with the Lender,

providing for the making of Advances by the Lender secured by the Contracts,



                  WHEREAS, the Servicer has agreed to service the Contracts,

pursuant to the terms of this Agreement,



                  NOW, THEREFORE, in consideration of the premises and the

mutual agreements herein contained, the Borrower, FC Consumer, the Servicer and the Lender.



                                   ARTICLE I

                                   DEFINITIONS



Section 1.1       Definitions.



                    As used in this Agreement, defined terms have their

respective meanings as set forth in the Definitions List attached to the Credit

Agreement, or as set forth below:



                  Accountants' Report: The report of a firm of nationally

recognized independent accountants described in Section 2.10 hereof.



                  (a) Basic Servicing Fee: With respect to any Collection

Period, the fee payable to the Servicer for services rendered during such

Collection Period, which shall be equal to one-twelfth of the Basic Servicing

Fee Rate multiplied by the sum of the Principal Balances for all Contracts

(other than any Contract which was 120 or more days delinquent as of the first day of such Collection Period) as of the first day of the Collection Period.



                  Basic Servicing Fee Rate: 3.00% per annum, payable monthly at one-twelfth of the annual rate for each contract originated by National Auto

Funding Corporation and FirstCity Funding, and 1.00% per annum for each contract originated by FC Consumer Finance Corporation.



                  Blanket Policy: Shall have the meaning set forth in Section

2.4(c) hereof.



                  Collected Funds: With respect to any Determination Date, the amount of funds in the Collection Account representing collections on the

Contracts during the related Collection Period, including all Recoveries collected during the related Collection Period.



                  Collection Account: The account designated as the Collection

Account in, and which is established and maintained pursuant to, the Paying

Agent Agreement.



                  Collection Records: Computer generated records relating to collection efforts, payment histories and account activity with respect to the

Contracts.

                  Cram Down Loss: With respect to a Contract, if a court of

appropriate jurisdiction in an insolvency proceeding shall have issued an order reducing the amount owed on a Contract or otherwise modifying or restructuring the scheduled payments to be made on a Contract, an amount equal to the excess of the Outstanding Contract Balance of such Contract immediately prior to such order over the Outstanding Contract Balance of such Contract as so reduced. A

"Cram Down Loss" shall be deemed to have occurred on the date of issuance of such order.



                  Dealer: A seller of new or used automobiles or light trucks that originated one or more of the Contracts and sold the respective Contract,

directly or indirectly, to the Borrower.



                  Determination Date: With respect to a Collection Period, the tenth day following the end of such Collection Period.



                  Electronic Ledger: The electronic master record of the retail installment sales contracts or installment loans of the Servicer.



                  Eligible Servicer: FirstCity Servicing Corporation of

California, or another Person which at the time of its appointment as Servicer,

(i) is servicing a portfolio of motor vehicle retail installment sales contracts and/or motor vehicle installment loans, (ii) is legally qualified and has the capacity to service the Contracts, (iii) has demonstrated the ability professionally and competently to service a portfolio of motor vehicle retail installment sales contracts and/or motor vehicle installment loans similar to the Contracts with reasonable skill and care, and (iv) is qualified and entitled to use, pursuant to a license or other written agreement, and agrees to maintain the confidentiality of, the software which the Servicer uses in connection with performing its duties and responsibilities under this Agreement or otherwise has available software which is adequate to perform its duties and responsibilities under this Agreement.



                  Independent Accountants: Shall have the meaning set forth in

Section 2.10(a) hereof.



                  Insurance Policies: All insurance policies covering physical damage, theft, mechanical breakdown or similar event with respect to a Vehicle or loss of such Vehicle or credit life or credit disability insurance with respect to payments due on a Contract or otherwise benefiting the holder of the

Contracts.



                  Lien Certificate: With respect to a Vehicle, an original

certificate of title, certificate of lien or other notification issued by the

Registrar of Titles of the applicable state to a secured party which indicates that the lien of the secured party on the Vehicle is recorded on the original certificate of title. In any jurisdiction in which the original certificate of title is required to be given to the Obligor, the term "Lien Certificate" shall mean only a certificate or notification issued to a secured party.



                  Lockbox Provider: Fiserv Corporation or any other depository institution named by the Servicer and acceptable to the Lender and FC Consumer.



                  Opinion of Counsel: A written opinion of counsel reasonably acceptable to the Lender, which opinion is acceptable in form and substance to the Lender.



                  Paying Agent: Chase Bank of Texas, National Association,

acting in its capacity as paying agent under the Paying Agent Agreement.

                  Paying Agent Agreement: The Paying Agent Agreement dated as of

April 30, 1998 among Borrower, Lender and the Paying Agent.



                  Program Administration Manual: The Program Administration

Manual in effect as of the date hereof, as modified from time to time.



                  Recoveries: With respect to any Collection Period, the

aggregate amount of all cash received by Borrower net of expenses during such

Collection Period in respect of any Contract which is a Liquidated Contract.



                  Registrar of Titles: With respect to any state, the

governmental agency or body responsible for the registration of, and the issuance of certificates of title relating to, motor vehicles and liens thereon.



                  Servicer: FirstCity Servicing Corporation of California, a

California corporation.



                  Servicing Procedures Manual: The servicing manual previously delivered to the Lender, as amended from time to time.



                  Servicing Records: All records and data maintained in

electronic form by the Servicer with respect to the Contracts, including the following with respect to each Contract: the account number; the originating

Dealer; Obligor name; Obligor address; Obligor home phone number; Obligor business phone number; original Outstanding Contract Balance; original term;

Annual Percentage Rate; current Outstanding Contract Balance; current remaining term; origination date; first payment date; final scheduled payment date; next payment due date; date of most recent payment; new/used classification;

Collateral description; days currently delinquent; number of contract extensions

(months) to date; amount of Scheduled Payment; current Insurance Policy expiration date; and past due late charges.



                  Servicer's Certificate: With respect to each Determination

Date, a certificate, completed by and executed on behalf of the Servicer, in accordance with Section 2.9 hereof, substantially in the form attached hereto as

Exhibit A hereto.



                  Simple Interest Method: The method of allocating a fixed level payment on an obligation between principal and interest, pursuant to which the portion of such payment that is allocated to interest is equal to (a) the product of the fixed rate of interest on such obligation multiplied by the period of time (expressed as a fraction of a year, based on the actual number of days in the calendar month and 365 days in the calendar year) elapsed since the preceding payment under the obligation was made plus (b) accrued and unpaid interest.



                  Supplemental Servicing Fee: With respect to any Collection

Period, all administrative fees, expenses and charges paid by or on behalf of

Obligors, including late fees, prepayment fees and liquidation fees collected on the Contracts during such Collection Period which have been approved by FC

Consumer for payment to the Servicer.



                  Vehicle: A new or used automobile or light truck, van or

mini-van together with all accessories thereto, securing or purporting to secure an Obligor's indebtedness under a Contract.



Section 1.2       Usage of Terms.



                    With respect to all terms used in this Agreement, the

singular includes the plural and the plural the singular; words importing any gender include the
other gender; references to "writing" include printing, typing, lithography,

and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; and the terms "include" or "including" mean "include without limitation" or "including without limitation."



Section 1.3       Calculations.



                    All calculations of the amount of the Basic Servicing Fee

shall be made on the basis of a 360-day year consisting of twelve 30-day months.



Section 1.4       Section References.



                    All references to Articles, Sections, paragraphs,

subsections, exhibits and schedules shall be to such portions of this Agreement unless otherwise specified.



Section 1.5       No Recourse.



                    No recourse may be taken, directly or indirectly, under this

Agreement or any certificate or other writing delivered in connection herewith or therewith, against any stockholder, officer, or director, as such, of the

Borrower, FC Consumer, the Servicer or the Lender or of any such stockholder,

officer or director of any predecessor or successor of any of them.



                                   ARTICLE II

                    ADMINISTRATION AND SERVICING OF CONTRACTS



Section 2.1       Duties of the Servicer.



                    (a) The Servicer is hereby authorized to act as agent for

the Borrower and in such capacity shall manage, service, administer and make collections on the Contracts, and perform the other actions required by the

Servicer under this Agreement. The Servicer agrees that its servicing of the

Contracts shall be carried out in accordance with customary and usual procedures of institutions which service motor vehicle retail installment sales contracts and, to the extent more exacting, the degree of skill and attention that the

Servicer exercises from time to time with respect to all comparable motor vehicle receivables that it services for itself or others in accordance with the

Program Administration Manual as in effect at the current time for servicing all its other comparable motor vehicle receivables or, if not addressed therein,

then in the Servicing Procedures Manual. The Servicer's duties shall include,

without limitation, collection and posting of all payments, responding to inquiries of Obligors on the Contracts, investigating delinquencies, sending payment statements to Obligors, reporting any required tax information to

Obligors, policing the Collateral, complying with the terms of the Lockbox

Agreement, accounting for collections, providing the Collateral Agent a daily report containing the information necessary to calculate the Borrowing Base and furnishing monthly and annual statements to the Collateral Agent and the Lender with respect to distributions, monitoring the status of Insurance Policies with respect to the Vehicles, providing information as required hereby, cooperating with the reasonable requests of the Lender and performing the other duties specified herein. The Servicer shall also administer and enforce all rights and responsibilities of the holder of the Contracts provided for in the Dealer

Assignments and the Insurance Policies, to the extent that such Dealer

Assignments and Insurance Policies relate to the Contracts, the Vehicles or the

Obligors.



                  To the extent consistent with the standards, policies and

procedures otherwise required hereby, the Servicer shall follow its customary standards, policies, and procedures and shall have full power and authority,

acting alone, to do any and all things in connection with such managing,

servicing, administration and collection that it may deem necessary or desirable.

Without limiting the generality of the foregoing, the Servicer is hereby authorized and empowered by the Borrower to execute and deliver, on behalf of the Borrower, any and all instruments of satisfaction or cancellation,

or of partial or full release or discharge, and all other comparable instruments, with respect to the Contracts and with respect to the Vehicles;

provided, however, that notwithstanding the foregoing, the Servicer shall not,

except pursuant to an order from a court of competent jurisdiction, release an

Obligor from payment of any unpaid amount under any Contract or waive the right to collect the unpaid balance of any Contract from the Obligor, except that the

Servicer may forego collection efforts if the amount reasonably expected to be recovered by the Servicer (net of the Servicer's expenses) is de minimis and if it would forego collection in accordance with its customary procedures. The

Servicer is hereby authorized to commence, in its own name or in the name of the

Borrower, a legal proceeding to enforce a Contract pursuant to Section 2.3 hereof or to commence or participate in any other legal proceeding (including,

without limitation, a bankruptcy proceeding) relating to or involving a

Contract, an Obligor or a Vehicle. If the Servicer commences or participates in such a legal proceeding in its own name, the Collateral Agent shall thereupon be deemed to have automatically assigned such Contract to the Servicer solely for purposes of commencing or participating in any such proceeding as a party or claimant, and the Servicer is authorized and empowered by the Borrower to execute and deliver in the Servicer's name any notices, demands, claims,

complaints, responses, affidavits or other documents or instruments in connection with any such proceeding.



Section 2.2       Collection of Contract Payments; Modification and Amendment of

Contracts; Lockbox Agreements.



                    (a) Consistent with the standards, policies and procedures required by this Agreement, the Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Contracts as and when the same shall become due, and shall follow such collection procedures as it follows with respect to all comparable automobile receivables that it services for itself or others and otherwise act with respect to the

Contracts, the Dealer Assignments, the Insurance Policies and the other

Collateral in such manner as will, in the reasonable judgment of the Servicer,

maximize the amount to be received by the Borrower with respect thereto. The

Servicer is authorized in its discretion to waive any prepayment charge, late payment charge or any other similar fees that may be collected in the ordinary course of servicing any Contract.



                 (b)(i) The Servicer may at any time agree to a modification or amendment of a Contract in order to (x) change the Obligor's regular due date to a date within 30 days in which such due date occurs or (y) re-amortize the scheduled payments on the Contract following a partial prepayment of principal.



                  (ii) The Servicer may grant payment extensions on, or other modifications or amendments to, a Contract (including those modifications permitted by Section 2.2(b) hereof) in accordance with its customary procedures attached hereto as Exhibit B if the Servicer believes in good faith that such extension, modification or amendment is necessary to avoid a default on such

Contract, will maximize the amount to be received by the Borrower with respect to such Contract, and is otherwise in the best interests of the Borrower.



                  Any Contract which is modified pursuant to this Section is referred to herein as a "Modified Contract."



                  (c) The Servicer shall use its best efforts to cause Obligors to make all payments on the Contracts, whether by check or through the Automated

Clearing House (ACH) system, to be made directly to one or more Lockbox

Providers, acting as agent for the Lender pursuant to a Lockbox Agreement.

The Servicer shall use its best efforts to cause any Lockbox Provider to deposit all payments on the Contracts in the Lockbox Account on the Business Day of

receipt, and to cause all amounts credited to the Lockbox Account on account of such payments to be transferred to the Collection Account, no later than the second Business Day after receipt of such payments. The Lockbox Account shall be the demand deposit account #0221688385 held by the Wells Fargo Bank in the name of the Servicer, or at the request of the Lender an Eligible Deposit Account satisfying clause (i) of the definition thereof.



                  The Servicer has notified each Obligor with respect to the

Contracts serviced by the Servicer on the Closing Date to make such payments thereafter directly to the Lockbox Provider.



                  Notwithstanding any Lockbox Agreement, or any of the

provisions of this Agreement relating to the Lockbox Agreement, the Servicer shall remain obligated and liable to the Borrower and the Lender for servicing and administering the Contracts and the other Collateral in accordance with the provisions of this Agreement without diminution of such obligation or liability by virtue thereof.



                  In the event the Servicer shall for any reason no longer be acting as such, a successor Servicer shall thereupon assume all of the rights and, from the date of assumption, all of the obligations of the outgoing

Servicer under the Lockbox Agreement. The successor Servicer shall not be liable for any acts, omissions or obligations of the Servicer prior to such succession.

In such event, the successor Servicer shall be deemed to have assumed all of the outgoing Servicer's interest therein and to have replaced the outgoing Servicer as a party to each such Lockbox Agreement to the same extent as if such Lockbox

Agreement had been assigned to the successor Servicer, except that the outgoing

Servicer shall not thereby be relieved of any liability or obligations on the part of the outgoing Servicer to the Lockbox Provider under such Lockbox

Agreement. The outgoing Servicer shall, upon request of the Borrower, but at the expense of the outgoing Servicer, deliver to the successor Servicer all documents and records relating to each such Agreement and an accounting of amounts collected and held by the Lockbox Provider and otherwise use its best efforts to effect the orderly and efficient transfer of any Lockbox Agreement to the successor Servicer. In the event that the Lender elects to change the identity of the Lockbox Provider, the Servicer, at its expense, shall cause the

Lockbox Provider to deliver, at the direction of the Lender, to the Collateral

Agent or a successor Lockbox Provider, all documents and records relating to the

Contracts and all amounts held (or thereafter received) by the Lockbox Provider

(together with an accounting of such amounts) and shall otherwise use its best efforts to effect the orderly and efficient transfer of the lockbox arrangements and the Servicer shall notify the Obligors to make payments to the Lockbox

Account established by the successor.



                  (d) The Servicer shall remit all payments by or on behalf of the Obligors received directly by the Servicer to the Lockbox Account, without deposit into any intervening account as soon as practicable, but in no event later than the Business Day after receipt thereof.



Section 2.3      Realization Upon Contracts.



                  (a) Consistent with the standards, policies and procedures required by this Agreement, the Program Administration Manual and the Servicing

Procedures Manual, the Servicer shall use its best efforts to repossess (or otherwise comparably convert the ownership of) and liquidate any Vehicle securing a Contract with respect to which the Servicer has determined that payments thereunder are not likely to be resumed, as soon as is practicable after default on such Contract.

                  The Servicer is authorized to follow such customary practices and procedures as it shall deem necessary or advisable, consistent with the standard of care required by Section 2.1 hereof, which practices and procedures may include reasonable efforts to realize upon any recourse to Dealers, selling the related Vehicle at public or private sale, the submission of claims under an

Insurance Policy and other actions by the Servicer in order to realize upon such a Contract. The foregoing is subject to the provision that in any case in which the Vehicle shall have suffered damage, the Servicer shall not expend funds in connection with any repair or towards the repossession of such Vehicle unless it shall determine in its discretion that such repair and/or repossession shall increase the proceeds of liquidation of the related Contract by an amount greater than the amount of such expenses. All amounts received upon liquidation of a Vehicle shall be remitted directly by the Servicer to the Lockbox Account without deposit into any intervening account as soon as practicable, but in no event later than the Business Day after receipt thereof. The Servicer shall be entitled to recover all reasonable expenses incurred by it in the course of repossessing and liquidating a Vehicle, which expenses shall be properly documented by the Servicer and reviewed by FC Consumer, but only out of the cash proceeds of such Vehicle, any deficiency obtained from the Obligor or any amounts received from the related Dealer, as set forth in Section 2.03(a)(iii)

of the Paying Agent Agreement to the extent of such expenses. The Servicer shall recover such reasonable expenses based on the information contained in the

Servicer's Certificate delivered on the related Determination Date. The Servicer shall pay on behalf of the Borrower any personal property taxes assessed on repossessed Vehicles; the Servicer shall be entitled to reimbursement of any such tax from Recoveries with respect to such Contract, as set forth in Section

2.03(a)(iii) of the Paying Agent Agreement.



                  (b) If the Servicer elects to commence a legal proceeding to enforce a Dealer Assignment, the act of commencement shall be deemed to be an automatic assignment from the Collateral Agent to the Servicer of the rights under such Dealer Assignment for purposes of collection only. If, however, in any enforcement suit or legal proceeding, it is held that the Servicer may not enforce a Dealer Assignment on the grounds that it is not a real party in interest or a Person entitled to enforce the Dealer Assignment, the Collateral

Agent, at the Borrower's expense, shall take such steps as the Servicer deems necessary to enforce the Dealer Assignment, including bringing suit in its name.

All amounts recovered shall be remitted directly by the Servicer to the Lockbox

Account without deposit into any intervening account as soon as practicable, but in no event later than the Business Day after receipt thereof.



Section 2.4       Insurance.



                  (a) The Servicer shall monitor the status of the Insurance

Policies in accordance with its customary servicing procedures. If the Servicer shall determine that an Obligor has failed to obtain or maintain a physical loss and damage insurance policy covering the related Vehicle (including during the repossession of such Vehicle) the Servicer shall be diligent in carrying on its customary servicing procedures to enforce the rights of the holder of the

Contract thereunder to ensure that the Obligor obtains such physical loss and damage insurance.



                  (b) The Servicer may sue to enforce or collect upon the

Insurance Policies, in its own name, if possible, or as agent of the Borrower.

If the Servicer elects to commence a legal proceeding to enforce an Insurance

Policy, the act of commencement shall be deemed to be an automatic assignment of the rights of the Borrower under such Insurance Policy to the Servicer for purposes of collection only.



                  (c) The Premiums incurred by the Borrower in maintaining such

Blanket Policy shall be paid by the Borrower as set forth in Section 2.03(a)(vi)

of the Paying Agent Agreement. Section 2.5 Maintenance of Security Interests in

Vehicles.

 Section 2.5      Maintenance of Security Intersts in Vehicles.



                  Consistent with the policies and procedures required by this

Agreement, the Servicer shall take such steps as are necessary to maintain perfection of the security interest created by each Contract in the related

Vehicle on behalf of the Borrower, including but not limited to obtaining the execution by the Obligors and the recording, registering, filing, re-recording,

re-filing, and re-registering of all security agreements, financing statements and continuation statements as are necessary to maintain the security interest granted by the Obligors under the respective Contracts. The Lender hereby authorizes the Servicer, and the Servicer agrees, to take any and all steps necessary to re-perfect such security interest on behalf of the Borrower as necessary because of the relocation of a Vehicle or for any other reason.



Section 2.6       Covenants, Representations and Warranties of Servicer.



                  The Servicer hereby makes the following representations,

warranties and covenants to the other parties hereto and the Lender on which the

Collateral Agent shall rely in accepting the Contracts.



                  (a) The Servicer covenants as follows:



                    (i) Liens in Force. The Vehicle securing each Contract shall not be released in whole or in part from the security interest granted by the

Contract, except upon payment in full of the Contract or as otherwise contemplated herein;



                    (ii) No Impairment. The Servicer shall do nothing to impair the rights of the Borrower in the Contracts, the Dealer Assignments, the

Insurance Policies or the other Collateral;



                    (iii) No Amendments. The Servicer shall not extend or

otherwise amend the terms of any Contract, except in accordance with Section 2.2 hereof;



                    (iv) Servicing of Contracts. The Servicer shall service the

Contracts as required by the terms of this Agreement and in material compliance with the current Servicing Procedures Manual for servicing all its other comparable motor vehicle receivables;



                    (v) Credit Bureaus. The Servicer shall supply such customary payment history information to credit reporting bureaus on a monthly basis as is permissible under applicable law;



                    (vi) Licenses and Approvals. The Servicer shall obtain and maintain all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (involving the servicing of the Contracts as required by this Agreement) requires;



                    (vii) Possession of Collateral. The Servicer shall hold all

Collateral items in its possession as custodian on behalf of the Lender;



                    (viii) Delivery of Loan Documents. The Servicer, as

requested by the Lender, shall deliver to the Lender any Lien Certificate,

credit application, Contract, or other Collateral item which is in possession of the Servicer, within three Business Days of the Lender's request. To the extent that the Servicer does not so deliver any requested item with respect to any

Contract by the opening of business on the fourth Business Day following such request, the Servicer shall deposit on the Lockbox Account an amount not less than 85% of such Contract's Outstanding Contract Balance;

                    (ix) Lien Certificates; Tracking. The Servicer shall track receipt of all Lien Certificates received by it, and shall report to FC Consumer and the Lender on each Determination Date all Lien Certificates received by it during the prior Collection Period, together with all Lien Certificates not yet received as of the end of the prior Collection Period, as well as the origination dates of the related Contracts; and



                    (x) Borrowing Base Report. The Servicer shall send to the

Collateral Agent a daily report by no later than 10 AM New York time containing the information necessary to calculate the Borrowing Base.



                  (b) The Servicer represents and warrants to the other

parties hereto as of the Closing Date as to itself:



                    (i) Organization and Good Standing. The Servicer has been

duly organized and is validly existing and in good standing under the laws of the State of California, with power, authority and legal right to own its properties and to conduct its business as such properties are currently owned and such business is currently conducted, and had at all relevant times, and now has, power, authority and legal right to enter into and perform its obligations under this Agreement;



                    (ii) Due Qualification. The Servicer is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions as shall require such qualification; in which the ownership or lease of property or the conduct of its business (involving the servicing of the Contracts as required by this

Agreement) requires;



                    (iii) Power and Authority. The Servicer has the power and

authority to execute and deliver this Agreement and to carry out its terms and their terms, and the execution, delivery and performance of this Agreement have been duly authorized by the Servicer by all necessary corporate action;



                    (iv) Binding Obligation. This Agreement and the Servicer's

Facility Agreements shall constitute legal, valid and binding obligations of the

Servicer enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies, regardless of whether such enforceability is considered in a proceeding in equity or at law;



                    (v) No Violation. The consummation of the transactions

contemplated by this Agreement, and the fulfillment of the terms of this

Agreement, shall not conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or bylaws of the Servicer, or any indenture, agreement, mortgage, deed of trust or other instrument to which the

Servicer is a party or by which it is bound or any of its properties are subject, or result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement, mortgage,

deed of trust or other instrument, other than this Agreement, or violate any law, order, rule or regulation applicable to the Servicer of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or any of its properties,

or in any way materially adversely affect the interest of the Borrower in any

Contract, or affect the Servicer's ability to perform its obligations under this

Agreement;

                    (vi) No Proceedings. There are no proceedings or

investigations pending or, to the Servicer's knowledge, threatened against the

Servicer, before any court, regulatory body, administrative agency or other tribunal or governmental instrumentality having jurisdiction over the Servicer or its properties (A) asserting the invalidity of this Agreement, (B) seeking to prevent the consummation of any of the transactions contemplated by this

Agreement, (C) seeking any determination or ruling that might materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, this Agreement, or (D) that could have a material adverse effect on the Contracts.



                    (vii) Approvals. All approvals, authorizations, consents,

orders or other actions of any person, corporation or other organization, or of any court, governmental agency or body or official, required in connection with the execution and delivery by the Servicer of this Agreement and the consummation of the transactions contemplated hereby have been or will be taken or obtained on prior to the Closing Date.



                    (viii) No Consents. The Servicer is not required to obtain the consent of any other party or any consent, license, approval or authorization, or registration or declaration with, any governmental authority,

bureau or agency in connection with the execution, delivery, performance,

validity or enforceability of this Agreement;



                    (ix) Year 2000 Compliance. Services provided under this

Agreement are year 2000 compliant, will function and operate prior to, during and after the calendar year 2000 in accordance with their specifications and will provide the required output without experiencing abnormal ending dates and/or invalid or incorrect years and shall incorporate century recognition date data, calculations that use same century and multi-century formulas and date values that reflect the correct century in all transactions.



                  Without limiting the generality of the foregoing, the Servicer further represents and warrants that the services provided under this Agreement will process, manage and manipulate data involving dates, including single century and multi-century formulas, and will not cause an abnormally ending scenario within the application or generate incorrect values or invalid results involving such dates; provide that all date-related user interface functionalities and data fields include the indication of century; and provide that all date-related data interface functionalities include the indication of century.



                  Notwithstanding any limitation on the Servicer's liability contained elsewhere herein, the Servicer shall indemnify and hold harmless the

Lender, its subsidiaries and affiliates, and its and their directors, officers,

employees and agents from all costs, loss, damage and expense arising from any breach of this warranty.



                   (x) Chief Executive Office. The chief executive office of the

Servicer is located at 14101 Myford Road, Tustin, California 92680.



Section 2.7       Indemnification.



                  The Servicer shall indemnify the Lender, the Collateral Agent and the Borrower against all costs, expenses, losses, damages, claims and liabilities, including reasonable fees and expense; of counsel, which may be asserted against or incurred by any of them as a result of third party claims arising out of the events or facts giving rise to a breach of the covenants or representations and warranties set forth in Section 2.5 or 2.6 hereof.



Section 2.8       Servicing Fee; Payment of Certain Expenses by Servicer.



                  (a) On each Distribution Date, the Servicer shall be entitled to receive out of the Collection Account the Basic Servicing Fee for the related

Collection Period pursuant to the Paying Agent Agreement. The Servicer may retain any Supplemental Servicing Fee, or may receive such amounts from the

Collection Account payable pursuant to the Paying Agent Agreement.



                  (b) The Servicer shall be required to pay all expenses

incurred by it in connection with its activities under this Agreement. The

Servicer shall be liable for the fees and expenses of the Lockbox Provider (and any fees under the Lockbox Agreement) and the Independent Accountants.



Section 2.9       Servicer's Certificate.



                  (a) No later than 10:00 a.m. Eastern time on each

Determination Date, the Servicer shall deliver to the Collateral Agent, FC

Consumer and the Lender a Servicer's Certificate executed by a Responsible

Officer of the Servicer substantially in the form of Exhibit A hereto, which shall, among other things, state that (i) a review of the activities of the

Servicer during the preceding period (or such other period as shall have elapsed from the Closing Date to the date of the first such certificate) and of its performance under this Agreement has been made, under such officer's supervision, and (ii) to such officer's knowledge, based on such review, the

Servicer has fulfilled all its obligations under this Agreement throughout such period, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to such officer and the nature and status thereof.



                  (b) The Servicer shall deliver to the Borrower, the Collateral

Agent and the Lender, promptly after having obtained knowledge thereof, but in no event later than two Business Days thereafter, written notice in an Officer's

Certificate of any event which with the giving of notice or lapse of time, or both, would become a Servicer Termination Event under Section 4.1 hereof.



                  (c) On each Business Day, the Servicer shall deliver to the

Collateral Agent, by no later than 10:00 a.m. Eastern time, the Servicer's Daily

Report in the form set forth as Exhibit C hereto. Section 2.10 Annual

Independent Accountants' Report.



Section 2.10      Annual Independent Accountants' Report.



                  (a) The Servicer shall deliver to the Lender, the Borrower and the Collateral Agent, on or before April 30th of each year beginning in the year

1998, an Officer's Certificate, dated as of the preceding December 31st, stating that (i) a review of the activities of the Servicer during the preceding

12-month period and of its performance under this Agreement has been made under such officer's supervision and (ii) to the best of such officer's knowledge,

based on such review, the Servicer has fulfilled all its obligations under this

Agreement throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to such officer and the nature and status thereof.



                  (b) The Servicer will deliver to the Lender, the Borrower and the Collateral Agent, on or before April 30th of each year beginning in the year

1999, a copy of a report prepared by a firm of nationally recognized independent public accountants (the "Independent Accountants"), who may also render other services to the Servicer or any of its Affiliates or to the Seller addressed to the Board of Directors of the Servicer or any of its Affiliates, the Lender and

the Collateral Agent and dated during the current year, to the effect that such firm has examined the Servicer's policies and procedures and issued its report thereon and expressing a summary of findings (based on certain procedures performed on the documents, records and accounting records that such accountants considered appropriate under the circumstances) relating to the servicing of its portfolio of contracts during the preceding calendar year and that such servicing and administration was conducted in compliance with the terms of this

Agreement, except for (i) such exceptions as such firm shall believe to be immaterial and (ii) such other exceptions as shall be set forth in such report and that such examination (1) was performed in accordance with standards established by the American Institute of Certified Public Accountants, and (2)

included necessary procedures related to automotive loans serviced for others in accordance with the Uniform Single Attestation Program.



                  Such report shall also indicate that the firm is independent of the Servicer and its Affiliates within the meaning of the Code of

Professional Ethics of the American Institute of Certified Public Accountants.



Section 2.11      Access to Certain Documentation and Information Regarding

                  Contracts.



                  The Servicer shall provide to representatives of the Borrower,

the Lender and the Collateral Agent reasonable access to the documentation regarding the Contracts. Each of the Borrower and the Servicer will permit any authorized representative or agent designated by the Lender to visit and inspect any of the properties of the Borrower or the Servicer, as the case may be, to examine the corporate books and financial records of the Borrower or Servicer,

as the case may be, its records relating to the Contracts, and make copies thereof or extracts therefrom and to discuss the affairs, finances, and accounts of the Borrower or Servicer, as the case may be, with its principal officers, as applicable, and its independent accountants. Any expense incidental to the exercise by the Lender of any right under this Section 2.11 shall be borne by the Servicer. Such access shall be afforded without charge but only upon reasonable request and during normal business hours. Nothing in this Section

2.11 shall derogate from the obligation of the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors, and the failure of the Servicer to provide access as provided in this Section 2.11 as a result of such obligation shall not constitute a breach of this Section

2.11.



Section 2.12      Provision of Information.



                  On the first Business Day of each month, the Servicer will deliver to the Lender a computer tape or a diskette (or any other electronic transmission acceptable to the Lender) in a format reasonably acceptable to the

Lender containing the Collection Records with respect to the Contracts as of the last Business Day of the prior month.



Section 2.13      Fidelity Bond.



                  The Servicer shall maintain a fidelity bond in such form and amount as is customary in the industry for entities acting as servicers of consumer contracts on behalf of institutional investors, which amount shall provide coverage of not less than $4,000,000 in the aggregate and single-occurrence coverage of $2,000,000.





                                  ARTICLE III

                            LIABILITY AND INDEMNITIES



Section 3.1       Liability of Servicer; Indemnities.



                    (a) The Servicer shall be liable hereunder only to the

extent of the obligations in this Agreement specifically undertaken by the

Servicer and the representations made by the Servicer.

                  (b) The Servicer shall defend, indemnify and hold harmless the

Borrower, the Collateral Agent, FC Consumer, the Lender and their respective officers, directors, agents and employees from and against any and all costs,

expenses losses, damages, claims and liabilities, including reasonable fees and expenses of counsel and expenses of litigation arising out of or resulting from the use, ownership or operation by the Servicer or any Affiliate thereof of any

Vehicle;



                  (c) The Servicer shall indemnify, defend and hold harmless the

Borrower, the Lender, FC Consumer, and the Collateral Agent, their respective officers, directors, agents and employees from and against any and all costs,

expenses, losses, claims, damages, and liabilities to the extent that such cost,

expense, loss, claim, damage, or liability arose out of, or was imposed upon such indemnified party through the breach of this Agreement, the negligence,

willful misfeasance, or bad faith of the Servicer in the performance of its duties under this Agreement or by reason of reckless disregard of its obligations and duties under this Agreement;



                  (d) For purposes of this Section 3.1, in the event of the

termination of the rights and obligations of the Servicer (or any successor thereto pursuant to Section 3.2 hereof) as Servicer pursuant to Section 4.1 hereof, or a resignation by such Servicer pursuant to this Agreement, such

Servicer shall be deemed to be the Servicer pending appointment of a successor

Servicer pursuant to Section 4.3 hereof. The provisions of this Section 3.1(d)

shall in no way affect the survival pursuant to Section 3.1(e) hereof of the indemnification by the Servicer provided by Sections 3.1(a) and 3.1(b) hereof;

and



                  (e) Indemnification under this Article shall survive the

termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Servicer shall have made any indemnity payments pursuant to this Article and the recipient thereafter collects any of such amounts from others, the recipient shall promptly repay such amounts collected to the Servicer, without interest. Notwithstanding any other provision of this Agreement, the obligations of the Servicer described in this Section shall not terminate or be deemed released upon the resignation or termination of FirstCity Servicing Corporation of California as the Servicer and

shall survive any termination of this Agreement. Section 3.2 Merger or

Consolidation of, or Assumption of the Obligations of, the Servicer.



Section 3.2       Merger or Consolidation of, or Assumption of the Obligations

                  of, the Servicer



                  The Servicer shall not merge or consolidate with any other

Person, convey, transfer or lease substantially all its assets as an entirety to another Person, or permit any other Person to become the successor to the

Servicer's business unless, after the merger, consolidation, conveyance,

transfer, lease or succession, the successor or surviving entity shall be an

Eligible Servicer and shall be capable of fulfilling the duties of the Servicer contained in this Agreement. Any Person (i) into which the Servicer may be merged or consolidated, (ii) resulting from any merger or consolidation to which the Servicer shall be a party, (iii) which acquires by conveyance, transfer, or lease substantially all of the assets of the Servicer, or (iv) succeeding to the business of the Servicer, in any of the foregoing cases shall execute an agreement of assumption to perform every obligation of the Servicer under this

Agreement and, whether or not such assumption agreement is executed, shall be the successor to the Servicer under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties to this

Agreement, anything in this Agreement to the contrary notwithstanding; provided,

however, that nothing contained herein shall be deemed to release the Servicer from any obligation. The Servicer shall provide notice of any merger,

consolidation or succession pursuant to this Section 3.2(a) to the Borrower, FC

Consumer, the Lender and the Collateral Agent. Notwithstanding the foregoing, as a condition to the consummation of the transactions referred to in clauses (i),

(ii), (iii) and (iv) above, (x) immediately after giving effect to such transaction, no representation or warranty made pursuant to Section 2.6 hereof shall have been breached (for purposes hereof, such representations and warranties shall speak as of the date of the consummation of such transaction),

(y) the Servicer shall have delivered to the Borrower, the Collateral Agent, FC

Consumer and the Lender an Officer's Certificate and an Opinion of Counsel each stating that such consolidation, merger or succession and such agreement of assumption comply with this Section 3.2(a) and that all conditions precedent, if any, provided for in this Agreement relating to such transaction have been complied with, and (z) the Servicer shall have delivered an opinion of counsel to the Borrower, the Collateral Agent, FC Consumer, and the Lender, stating, in the opinion of such counsel, either (A) all financing statements and continuation statements and amendments thereto have been executed and filed that are necessary to preserve and protect the interest of the Collateral Agent in the Collateral and reciting the details of the filings or (B) no such action shall be necessary to preserve and protect such interest.



Section 3.3       Limitation on Liability of Servicer and Others.





                  Neither the Servicer, nor any of the directors or officers or employees or agents of the Servicer shall be under any liability to the

Borrower, the Lender or FC Consumer, except as provided in this Agreement, for any action taken or for refraining from the taking of any action pursuant to this Agreement; provided, however, that this provision shall not protect the

Servicer, or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence (excluding errors in judgment) in the performance of duties (including negligence with respect to the Servicer' s indemnification obligations hereunder), by reason of reckless disregard of obligations and duties under this Agreement or any violation of law by the Servicer, or such person, as the case may be; further provided, that this provision shall not affect any liability to indemnify the

Collateral Agent for costs, taxes, expenses, claims, liabilities, losses or damages paid by the Collateral Agent in its individual capacity. The Servicer,

and any director, officer, employee or agent of the Servicer may rely in good faith on the advice of counsel or on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising under this Agreement.



Section 3.4       Delegation of Duties.



                  So long as FirstCity Servicing Corporation of California is the Servicer, the Servicer may delegate duties under this Agreement to an

Affiliate of FirstCity Servicing Corporation of California with the prior written consent of the FC Consumer, the Lender and the Borrower. The Servicer

also may at any time perform the specific duty of repossession of Vehicles through sub-contractors who are in the business of repossessing vehicles which secure automotive receivables, and may perform other specific duties through such sub-contractors with the prior written consent of the Lender, provided,

however, that no such delegation or subcontracting duties by the Servicer shall relieve the Servicer of its responsibility with respect to such duties.



Section 3.5       Servicer Not to Resign.



                  (a) Subject to the provisions of Section 3.2 hereof, the

Servicer shall not resign from the obligations and duties imposed on it by this

Agreement as Servicer except with the prior written consent of the Lender. No resignation of the Servicer shall become effective until an entity acceptable to the Lender shall have assumed the responsibilities and obligations of the

Servicer.



                  (b) The Borrower may, with the prior written consent of the

Lender upon 45 days' notice to the Servicer, terminate the Servicer as Servicer hereunder without cause.

                                   ARTICLE IV

                           SERVICER TERMINATION EVENTS



Section 4.1       Servicer Termination Event.



                  For purposes of this Agreement, each of the following shall constitute a "Servicer Termination Event":



                  (a) Any failure by the Servicer to deliver to the Lockbox or to the Collateral Agent for distribution any proceeds or payment required to be so delivered under the terms hereof that continues unremedied for a period of two Business Days after written notice is received by the Servicer or after discover of such failure by a Responsible Officer of the Servicer;



                  (b) Failure by the Servicer (i) to deliver the Servicer's

Certificate required by Section 2.9 hereof within five (5) days after the date such certificate is required to be delivered;



                  (c) Failure on the part of the Servicer to observe its

covenants any agreements set forth in Section 3.2(a) hereof;



                  (d) Failure on the part of the Servicer duly to observe or perform in any material respect any other covenants or agreements of the

Servicer which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied,

shall have been give to the Servicer by the Collateral Agent or the Lender;



                  (e) The entry of a decree or order for relief by a court or regulatory authority having jurisdiction in respect of the Servicer in an involuntary case under the federal bankruptcy laws, as now or hereafter in effect, or another present or future, federal or state, bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee,

custodian, sequestrator or other similar official of the Servicer or of any substantial part of their respective properties or ordering the winding up or liquidation of the affairs of the Servicer and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days or the commencement of an involuntary case under the federal bankruptcy laws, as now or hereinafter in effect, or another present or future federal or state bankruptcy, insolvency or similar law and such case is not dismissed within 60 days; or



                  (f) The commencement by the Servicer of a voluntary case under the federal bankruptcy laws, as now or hereafter in effect, or any other present or future, federal or state, bankruptcy, insolvency or similar law, or the consent by the Servicer to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Servicer or of any substantial part of its property or the making by the Servicer of an assignment for the benefit of creditors or the failure by the Servicer generally to pay its debts as such debts become due or the taking of corporate action by the Servicer in furtherance of any of the foregoing;



                  (g) Any representation, warranty or statement of the Servicer made in this Agreement or any certificate, report or other writing delivered pursuant hereto shall prove to be incorrect in any material respect as of the time when the same shall have been made, and the incorrectness of such representation, warranty or statement has a material adverse effect on the

Borrower or the Lender and, within 30 days after written notice thereof shall have been given to the Servicer by the Lender, the circumstances or condition in respect of which such representation, warranty or statement was incorrect shall not have been eliminated or otherwise cured;

                  (h) A material adverse change from the date hereof in the

business, properties, operations, prospects or financial or other condition of the Servicer, as determined by Lender in its reasonable, good faith business judgment; or



                  (i) The occurrence of an "Event of Default" under the Credit

Agreement which is not waived by the Lender. Section 4.2 Consequences of a

Servicer Termination Event.



Section 4.2       Consequences of a Servicer Termination Event.



                  If a Servicer Termination Event shall occur and be continuing,

the Lender shall thereafter have the right to direct all activities of the

Servicer with respect to the Collateral, including the right to direct the

Servicer to deliver any portion of the Collateral then held by the Servicer to the location designated by the Lender; in addition, by notice given in writing to the Servicer may terminate all of the rights and obligations of the Servicer under this Agreement. On or after the receipt by the Servicer of such written notice, all authority, power, obligations and responsibilities of the Servicer under this Agreement automatically shall pass to, be vested in and become obligations and responsibilities of the successor Servicer selected by the

Lender pursuant to Section 4.3 hereof.



Section 4.3       Appointment of Successor.



                  (a) On and after (i) the time the Servicer receives a notice of termination pursuant to Section 4.2 hereof or (ii) upon the resignation of the Servicer pursuant to Section 3.5, hereof the successor Servicer shall be the successor in all respects to the Servicer in its capacity as servicer under this

Agreement and the transactions set forth or provided for in this Agreement, and shall be subject to all the responsibilities, restrictions, duties, liabilities and termination provisions relating thereto placed on the Servicer by the terms and provisions of this Agreement; provided, however, that the successor Servicer

(i) shall not be liable for any acts, omissions or obligations of the Servicer prior to such succession or for any breach by the Servicer or any of its representations and warranties contained in this Agreement or in any related document or agreement and (ii) shall have no duty or obligation with respect to the Servicer's obligations set forth in Section 2.8(b) hereof. The successor

Servicer is authorized and empowered by this Agreement to execute and deliver,

on behalf of the prior Servicer, as attorney-in-fact or otherwise, any and all documents and other instruments and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination,

whether to complete the transfer and endorsement of the Contracts and the other

Collateral and related documents to show the Collateral Agent as lienholder or secured party on the related Lien Certificates, or otherwise. The prior Servicer agrees to cooperate with the successor Servicer in effecting the termination of the responsibilities and rights of the prior Servicer under this Agreement,

including, without limitation, the transfer to the successor Servicer for administration by it of all cash amounts that shall at the time be held by the prior Servicer for deposit, or have been deposited by the prior Servicer, in the

Collection Account or thereafter received with respect to the Contracts and the delivery to the successor Servicer of all Contract Files, Servicing Records and

Collection Records and a computer tape in readable form containing all information necessary to enable the successor Servicer or a successor Servicer to service the Contracts and the other Collateral. If requested by the Lender,

the successor Servicer or successor Servicer shall terminate the Lockbox

Agreement and direct the Obligors to make all payments under the Contracts directly to the successor Servicer (in which event the successor Servicer shall process such payments in accordance with Section 2.2(e) hereof), or to a lockbox established by the successor Servicer at the direction of the Lender, at the prior Servicer's expense. The successor Servicer may set off and deduct any amounts owed by the terminated Servicer from any amounts payable to the terminated Servicer pursuant to the preceding sentence. The terminated Servicer shall grant the Collateral Agent, the successor Servicer and the Lender reasonable access to the terminated Servicer's premises at the terminated

Servicer's expense. If a successor Servicer is acting as Servicer hereunder, it shall be subject to termination under Section 4.2 hereof upon the occurrence of any Servicer Termination Event applicable to it as Servicer.



                  (b)Any successor Servicer shall be entitled to such

compensation (whether payable out of the Collection Account or otherwise) as the

Servicer would have been entitled to under the Agreement if the Servicer had not resigned or been terminated hereunder. If any successor Servicer is appointed for any reason, the Lender and such successor Servicer may agree on additional compensation to be paid to such successor Servicer, which additional compensation shall be payable out of funds on deposit in the Collection Account.

In addition, any successor Servicer shall be entitled, out of funds in the

Collection Account, to reasonable transition expenses incurred in acting as successor Servicer.



Section 4.4       Waiver of Past Defaults.



                  The Lender may waive any default by the Servicer in the

performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer

Termination Event arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon.



                                   ARTICLE V

                            MISCELLANEOUS PROVISIONS



Section 5.1       Amendment.



                  This Agreement may be amended from time to time by the parties hereto only by a written instrument executed by all such parties and consented to by the Lender.



Section 5.2       Governing Law.



                  This Agreement shall be governed by and construed in

accordance with the laws of the State of New York without regard to the principles of conflicts of laws thereof and the obligations, rights and remedies of the parties under this Agreement shall be determined in accordance with such laws.



Section 5.3       Severability of Provisions.



                  If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.



Section 5.4       Assignment.



                  Notwithstanding anything to the contrary contained in this

Agreement, except as provided in Section 3.2 hereof and as provided in the provisions of the Agreement concerning the resignation of the Servicer, this

Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.



Section 5.5       Waiver.



                  EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY:



                  (i) SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR

PROCEEDING RELATING TO THIS AGREEMENT AND THE OTHER FACILITY AGREEMENTS TO WHICH

IT IS A PARTY, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT OF THE COURTS

OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE

SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF;



                  (ii) CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE

BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER

HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT

SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT TO

PLEAD OR CLAIM THE SAME;



                  (iii) AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR

PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED

MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AT THE

RESPECTIVE ADDRESS SET FORTH IN SECTION 5.7 HEREOF OR AT SUCH OTHER ADDRESS OF

WHICH ALL OF THE OTHER PARTIES HERETO SHALL HAVE BEEN NOTIFIED PURSUANT THERETO;



                  (iv) AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO

EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT

THE RIGHT TO SUE IN ANY OTHER JURISDICTION:



                  (v) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY

RIGHT IT MAY HAVE TO CLAIM OR RECOVED IN ANY LEGAL ACTION OR PROCEEDING REFERRED

TO IN THIS SECTION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL, DAMAGES;

AND



                  (vi) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES

TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS SERVICING

AGREEMENT OR ANY OTHER FACILITY AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.



Section 5.6       Counterparts.



                  This Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and all of which counterparts shall constitute but one and the same instrument.



Section 5.7       Notices.



                  All demands, notices and communications under this Agreement shall be in writing, personally delivered or mailed by certified mail-return receipt requested, and shall be deemed to have been duly given upon receipt (a)

in the case of the Servicer, the Borrower or FC Consumer, at the following address: Box 8216, 6400 Imperial Drive, Waco, Texas 76714-8216, (b) in the case of the Collateral Agent, at the following address: Chase Bank of Texas, National

Association, 2200 Ross Avenue, 5th Floor, Dallas, Texas 75201, Attention: Mike

Scrivner, FirstCity Auto Receivables L.L.C., fax 214-965-3577, and (c) in the

case of the Lender, at the following address: ContiTrade Services L.L.C., 277

Park Avenue, New York, New York 10172, phone 212-207-2822, fax 212-207-2935,

Attention: Chief Counsel, or at such other address as shall be designated by any such party in a written notice to the other parties.

Section 5.8       Successors and Assigns.



                  This Agreement shall be binding upon the parties hereto and their respective successors and assigns, and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns permitted hereunder. All covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the Borrower, the Servicer, FC

Consumer, the Lender and the Collateral Agent and their respective permitted successors and assigns, if any.

                  IN WITNESS WHEREOF, the Borrower, the Servicer, FC Consumer

and the Lender have caused this Servicing Agreement to be duly executed by their respective officers, effective as of the day and year first above written.



                         FIRSTCITY AUTO RECEIVABLES L.L.C.



                         By

                              --------------------------------------------

                              Name:

                              Title:



                         FIRSTCITY SERVICING CORPORATION OF CALIFORNIA



                         By

                              --------------------------------------------

                              Name:

                              Title:







                         FIRSTCITY CONSUMER LENDING CORPORATION



                         By

                              --------------------------------------------

                              Name:

                              Title:







                         CONTITRADE SERVICES L.L.C.



                         By

                              --------------------------------------------

                              Name:

                              Title:



                         By

                              --------------------------------------------

                              Name:

                              Title:

                                    EXHIBIT A

                                    ---------



                         FORM OF SERVICER'S CERTIFICATE

                         ------------------------------





                  FIRSTCITY SERVICING CORPORATION OF CALIFORNIA

                  ---------------------------------------------



                          Monthly Servicing Report:

                        FirstCity Auto Receivables L.L.C.

                       Collection Period Ending: dd/mm/yy

                                    EXHIBIT B

                                    ---------



                         FORM OF SERVICER'S DAILY REPORT

                         -------------------------------





                  FIRSTCITY SERVICING CORPORATION OF CALIFORNIA

                  ---------------------------------------------



                                  Daily Report:

                        FirstCity Auto Receivables L.L.C.

                                 Date: dd/mm/yy





Aggregate Contract Balance (Gross)                   $-----------------



Less Defaulted Contracts                             ($                )

                                                      -----------------



Less Liquidated Contracts                            ($                )

                                                      -----------------



Equals Aggregate Contract Balance                    $-----------------



Aggregate Contract Balance of Contracts that

  lack a certificate of title within 121 days o      $-----------------

  origination

                                                            EXECUTED COPY

                                                            -------------





                     SECURITY AND COLLATERAL AGENT AGREEMENT





                                      among





                        FIRSTCITY AUTO RECEIVABLES L.L.C.

                                  (as Borrower)





                           CONTITRADE SERVICES L.L.C.

                                   (as Lender)





                                       and





                    CHASE BANK OF TEXAS, NATIONAL ASSOCIATION

                              (as Collateral Agent)







                            -------------------------





                           Dated as of April 30, 1998



                            -------------------------

                                TABLE OF CONTENTS



                                                                            Page





SECTION 1.        DEFINED TERMS................................................1





SECTION 2.        SECURITY INTERESTS...........................................2





SECTION 3.        CERTAIN RIGHTS OF LENDER WITH RESPECT TO COLLATERAL..........3





SECTION 4.        REMEDIES UPON THE OCCURRENCE OF AN EVENT OF DEFAULT..........4





SECTION 5.        REPRESENTATIONS, WARRANTIES AND COVENANTS....................5





SECTION 6.        [RESERVED]...................................................6





SECTION 7.        THE COLLATERAL AGENT.........................................6





         7.01.    APPOINTMENT..................................................6





         7.02.    EXCULPATORY PROVISIONS.......................................7





         7.03.    RELIANCE BY COLLATERAL AGENT.................................7





         7.04.    NOTICE OF DEFAULT............................................7



         7.05.    NON-RELIANCE ON COLLATERAL AGENT.............................8





         7.06.    SUCCESSOR COLLATERAL AGENT...................................8





         7.07.    DELIVERY OF COLLATERAL AND PERMITTED INVESTMENTS.............9





         7.08.    DUTIES AND COVENANTS OF COLLATERAL AGENT.....................9





SECTION 8.        AMENDMENTS AND WAIVERS......................................10





SECTION 9.        NOTICES.....................................................11





SECTION 10.       LIMITATION ON COLLATERAL AGENT'S DUTY IN RESPECT

                  OF COLLATERAL...............................................12





SECTION 11.       SEVERABILITY................................................12





SECTION 12.       NO WAIVER; CUMULATIVE REMEDIES..............................12





SECTION 13.       PAYMENT OF EXPENSES AND TAXES...............................12





SECTION 14.       SUCCESSORS AND ASSIGNS; GOVERNING LAW; WAIVERS..............14

SECTION 15.       ENFORCEMENT RIGHTS OF LENDER................................15





SECTION 16.       BANKRUPTCY PETITION AGAINST THE BORROWER....................15





SECTION 17.       MISAPPLICATION OF FUNDS.....................................15





SECTION 18.       COUNTERPART SIGNATURES......................................15





SECTION 19.       THIRD PARTY BENEFICIARY.....................................16





SECTION 20.       STATUS OF COLLATERAL AGENT..................................16





SECTION 21.       ACTS OF LENDER..............................................16







EXHIBIT A         --       Form of Trust Receipt

EXHIBIT B         --       Form of Power of Attorney

                     SECURITY AND COLLATERAL AGENT AGREEMENT









                  SECURITY AND COLLATERAL AGENT AGREEMENT, dated as of April 30,

1998, made by and among FIRSTCITY AUTO RECEIVABLES L.L.C., a Delaware limited liability company (the "Borrower"), CONTITRADE SERVICES, L.L.C., a Delaware

Limited Liability Company (the "Lender") and CHASE BANK OF TEXAS, NATIONAL

ASSOCIATION ("CBT"), as collateral agent (in such capacity, the "Collateral

Agent").



                               W I T N E S S E T H



                  WHEREAS, the Borrower has entered into a Warehouse Credit

Agreement dated as of April 30, 1998 (as may from time to time, be amended,

supplemented, or modified, the "Credit Agreement" with the Lender, the Borrower,

FirstCity Consumer Lending Corporation ("FC Consumer") and FirstCity Financial

Corporation ("FirstCity Financial"), pursuant to which the Borrower will take out loans (the "Loans") from time to time;



                  WHEREAS, the Borrower intends to purchase Contracts from

FirstCity Funding Corporation, FirstCity Consumer Finance Corporation, and

N.A.F. Auto Loan Trust;



                  WHEREAS, it is a condition to the obligations of the Lender to make the Facility available to the Borrower that this Security and Collateral

Agent Agreement be executed and delivered.



                  NOW, THEREFORE, to induce the Lender to make the Facility

available to the Borrower the parties hereto hereby agree as follows:



SECTION 1.        DEFINED TERMS.



                  (a) The terms "inventory", "goods", "accounts", "contract

rights", "chattel paper", "general intangibles", and "documents" have the respective meanings ascribed in the UCC.



                  (b) Capitalized terms used herein undefined shall, unless

otherwise defined herein, have the respective meanings ascribed in the Credit

Agreement, including the "Definitions List" attached as Exhibit A thereto; and

the following terms shall have the following meanings: "Assignment" shall mean an assignment executed pursuant to the Master Purchase Agreement.



                  "Collateral" shall have the meaning assigned to such term in

Section 2 hereof.



                  "Collateral Agent Fee" shall have the meaning set forth in a separate letter agreement between Borrower and the Collateral Agent.

                  "Contract Acquisition Disbursement Request" shall mean the disbursement request made from time to time pursuant to Section 2.03(a)(i) of the Paying Agent Agreement.



                  "Master Purchase Agreement" shall mean the Master Purchase

Agreement dated as of April 30, 1998 by and among the Borrower, FirstCity

Consumer Finance Corporation, FirstCity Funding Corporation, N.A.F. Auto Loan

Trust, and National Auto Funding Corporation.



                  "Proceeds" shall have the meaning assigned such term under the

UCC of the State of New York, and of each other jurisdiction whose law governs the grant or perfection of the Collateral Agent's interest in the particular proceeds of the Collateral and shall also include (to the extent not already included): (i) any and all proceeds of any insurance, indemnity, warranty,

guaranty or letter of credit payable to the Borrower from time to time with respect to any of the Collateral, (ii) any and all payments (in any form whatsoever) made or rights to amounts payable to the Borrower from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental body,

authority, bureau or agency (or any person acting under color of governmental authority), (iii) any and all other amounts, products, rents or profits from time to time paid or payable under or in connection with the Collateral and (iv)

all additions to or substitutions or replacements for any of the Collateral.



                  "Responsible Officer" shall mean, when used with respect to the Collateral Agent, any officer within the corporate trust department in

Dallas, Texas (or any successor thereof) including any vice president, assistant vice president, or any officer or assistant officer of the Collateral Agent customarily performing functions similar to those performed by any of the above-designated officers.



SECTION 2.        SECURITY INTERESTS.



                  (a) As security for the prompt, complete and unconditional payment and performance of all Obligations of the Borrower, the Borrower hereby pledges, assigns, transfers and delivers (except that certificates of title are not being delivered to the Collateral Agent and the stated lienholder thereon shall be any of FirstCity Consumer Finance, FirstCity Funding or either of the

N.A.F. Entities) to the Collateral Agent for the benefit of the Lender, and grants to the Collateral Agent for the benefit of the Lender, a continuing first lien on, and first and prior security interest in, all of the Borrower's assets and properties, real, personal and mixed, tangible and intangible, of any kind or description, whether now owned or at any time hereafter acquired, whether now existing or hereafter acquired, and wherever located (collectively, the

"Collateral") including, without limitation all estate, right, title and interest in, to and under:



                    (i) all inventory, goods, accounts, contract rights, chattel paper, instruments, general intangibles and documents;



                    (ii) each Contract, including without limitation, all rights to payments thereunder, purchased by or otherwise conveyed to or established by the Borrower;

                    (iii) each Vehicle and all other property, now or hereafter acquired, securing or evidenced by, each Contract including, without limitation,

the certificate of title relating to each Vehicle, any insurance proceeds with respect to any Vehicle or Contract, the proceeds of any repossession and liquidation of a Vehicle, rights under judgments with respect to defaulted obligors, right to deficiency judgments with respect to defaulted obligors and rights under any service contracts with respect to any Vehicle;



                    (iv) all bank and trust accounts (including, without

limitation, the Lockbox Account and the Collection Account) and all moneys,

checks, instruments, documents, securities, investments, deposits and other credits (whether or not permitted by the Facility Agreements) credited to the

Collection Account, or otherwise held by the Collateral Agent;



                    (v) the certificates of title relating to the Contracts,

credit applications, payment history records, and other origination and servicing records relating to the Contracts;



                    (vi) all securities and other investments held at any time by the Borrower including any and all subordinate certificates (including any

"interest only" certificates and the rights to any other distributions from any securitization) received by the Borrower or any Affiliate of the Borrower from any securitization, together with appropriate bond powers, duly executed (the

"Subordinate Certificates");



                    (vii) each Facility Agreement; and



                    (viii) all Proceeds of any of the foregoing.



                  (b) All rights of the Collateral Agent and the Lender and all liens and security interests granted hereunder, shall be absolute, unconditional and irrevocable unless and until released pursuant to the Facility Agreements,

irrespective of any condition or circumstance whatsoever.



                  (c) The grant of the security interest to the Collateral Agent pursuant to this Section 2 shall not: (i) relieve the Borrower from the performance of any term, covenant, condition or agreement on the Borrower's part to be performed or observed under or in connection with the Collateral, (ii)

impose any obligation on the Collateral Agent or the Lender to perform or observe any such term, covenant, condition or agreement on the Borrower's part to be so performed or observed, or (iii) impose any liability on the Collateral

Agent or the Lender for any act or omission on the part of the Borrower, or any

Person acting as agent for or on behalf of the Borrower, relative to or for any breach of any representation or warranty on the part of the Borrower in connection with the Collateral.



SECTION 3.        CERTAIN RIGHTS OF LENDER WITH RESPECT TO COLLATERAL.



                  Upon the occurrence and during the continuance of an Event of

Default, the Borrower hereby irrevocably authorizes the Collateral Agent to execute and deliver, as the attorney-in-fact of the Borrower, any consent,

waiver or amendment which, under the terms of any Facility Agreement, is or may be executed and delivered by the Borrower with respect to the Collateral,

subject to the provisions of the Facility Agreements; provided, however, that the Collateral Agent shall have no duty or obligation to execute and deliver any such consent, waiver or amendment unless directed in writing to take the actions specified therein by the Lender; and provided, further, that the Collateral

Agent shall not be required to take any action which the Collateral Agent reasonably believes may be contrary to applicable law or which would expose the

Collateral Agent to financial liability if the Collateral Agent has reasonable grounds to believe that repayment of such financial liability is not reasonably assured to it. The Borrower hereby agrees to remit to the Collateral Agent for deposit in accordance with this Agreement any and all Proceeds of any Collateral received by the Borrower (other than money paid to the Borrower by the

Collateral Agent in accordance with the Facility Agreements).



SECTION 4.        REMEDIES UPON THE OCCURRENCE OF AN EVENT OF DEFAULT.



                  (a) (i) If at any time an Event of Default shall have occurred and be continuing, the Collateral Agent shall, if directed in writing by the

Lender, without demand of performance or other demand, advertisement or notice of any kind (except for any notice of the time and place of public or private sale required by law) to or upon the Borrower or any other Person (all of which demands, advertisements and/or notices are hereby expressly waived), and in its own name or in the name of the Lender, forthwith demand, collect, receive, sue for, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, grant an option or options to purchase, contract to sell or otherwise dispose of and deliver said Collateral, or any part thereof,

in one or more parcels at public or private sale or sales, at any location or locations at the option of the Collateral Agent acting upon any instructions received from the Lender, all upon such terms and conditions and at such prices as the Lender may deem advisable, for cash or on credit or for future delivery without assumption of any credit risk, with the right of the Collateral Agent or the Lender upon any such public sale or sales to purchase the whole or any part of said Collateral so sold, free of any right of redemption in the Borrower,

which right is hereby expressly waived and released. At the instruction of the

Lender, the Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned.





                      (ii) If at any time an Event of Default shall have

           occurred and be continuing and the Lender has given written notice to the Collateral Agent as to the disposition of the Collateral or as to the exercise of remedies against the Collateral, the Collateral Agent hereby agrees to follow such direction; provided, however, no provision of this Agreement shall require the Collateral Agent to take any action which it or its counsel deems to be unlawful nor shall the Collateral Agent be obligated to expend or risk its own funds or otherwise incur any financial liability in the performance of any rights, powers or duties hereunder, if the Collateral Agent shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Until all Obligations have been repaid and satisfied in full, the Collateral Agent shall be obligated, subject to the foregoing proviso, to take direction only from the Lender as to, upon the occurrence and during the continuance of an Event of

           Default, the disposition of the Collateral, or the exercise of remedies against the Collateral.

                      (iii) If an Event of Default shall have occurred and be

           continuing, then the Collateral Agent shall, if directed by the

           Lender, at any time thereafter, without demand of performance or other demand, succeed to the Borrower's rights and privileges with respect to each Facility Agreement.



                      (iv) If an Event of Default shall have occurred and be

           continuing, the Collateral Agent shall, if directed by the Lender, at the expense of the Borrower or the Lender, cause the Subordinate

           Certificates to be re-registered in the name of the Lender (which

           Subordinate Certificates will in turn be re-registered to the appropriate FirstCity Entity, at its expense, when and if all

           Obligations have been repaid and satisfied in full).



                  (b) If any notification of a proposed disposition of the

Collateral is required by law, such notification shall be deemed reasonably and properly given if made in any manner provided in Section 9 hereof at least ten days before such disposition.



                  (c) In addition to the rights, powers and remedies granted to it in this Security and Collateral Agent Agreement and in any other instrument or agreement securing, evidencing or relating to the Loans, the Collateral Agent shall have all of the rights, powers and remedies now or hereafter permitted in law or equity, including, without limitation, those of a secured party under the

UCC of the State of New York and any other applicable jurisdiction.



SECTION 5.        REPRESENTATIONS, WARRANTIES AND COVENANTS.



                  The Borrower represents, warrants and agrees that:



                  (a) No security agreement, financing statement, equivalent security or lien instrument or continuation statement listing the Borrower as debtor covering all or any part of the Collateral is on file or of record in any jurisdiction, except such as may have been filed, for the benefit of the Lender recorded or made by the Borrower in favor of the Collateral Agent pursuant to this Security and Collateral Agent Agreement or the Credit Agreement.



                  (b) This Security and Collateral Agent Agreement is effective to create a valid and continuing Lien on the Collateral in favor of the

Collateral Agent for the benefit of the Lender, which Lien is prior to all other

Liens, and is enforceable as such as against creditors of and purchasers from the Borrower. All action necessary or desirable to protect and perfect such security interest has been duly taken.



                  (c) The Borrower's chief executive office is at Box 8216, 6400

Imperial Drive, Waco, Texas, 76714-8216. The Borrower will not change its name and will not change its principal place of business or chief executive office unless the Borrower shall have given the Collateral Agent at least thirty (30)

days prior written notice thereof and shall have taken all action necessary to assure continuous perfection of the security interest held by the Collateral

Agent in the Collateral as evidenced by an opinion of counsel addressed to the

Collateral Agent and the Lender to the effect that the lien and security interest created by this Security and Collateral Agent Agreement with respect to such Collateral will continue to be maintained, and that the priority thereof will not be affected, after giving effect to such action or actions.

                  (d) At any time and from time to time, and at the sole expense of the Borrower, the Borrower will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the

Lender may reasonably deem desirable in obtaining the full benefits of this

Security and Collateral Agent Agreement and of the rights and powers herein granted, including, without limitation, the filing of any financing or continuation statements under the Uniform Commercial Code in effect in any jurisdiction with respect to the liens and security interests granted hereby.

The Borrower also hereby authorizes the Collateral Agent to file any such financing or continuation statement that requires the signature of the Borrower to the extent permitted by applicable law; provided, however, that such authorization shall not be deemed to create a duty in the Collateral Agent to monitor the compliance of the Borrower with the foregoing covenants and provided further that the duty of the Collateral Agent to execute any instrument pursuant to the authorizations of Section 5(d) or (f) shall arise only if a Responsible

Officer of the Collateral Agent has actual knowledge, or has received written notice, of the failure of the Borrower to comply with the foregoing covenants.

If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note or other instrument, or any chattel paper, the Borrower shall, upon request of the Lender, duly endorse such note,

instrument or chattel paper to the order of the Collateral Agent and deliver such note, instrument or chattel paper to the Collateral Agent promptly, and shall take such other actions and execute such other documents as shall be requested by the Lender to perfect the Collateral Agent's interest in such note,

instrument or chattel paper.



                  (e) The Borrower will warrant and defend the Collateral

Agent's right, title and interest in and to the Collateral, for the benefit of the Lender against the claims and demands of all Persons whomsoever.



                  (f) All authorizations in this Security and Collateral Agent

Agreement for the Collateral Agent to endorse checks, instruments and securities and to execute, deliver and file financing statements, continuation statements,

security agreements and other instruments with respect to the Collateral are powers coupled with an interest and are irrevocable so long as any Loans are outstanding.



                  (g) The Borrower shall deliver to the Collateral Agent all

Contract Acquisition Disbursement Requests by 2:00 p.m., Dallas time, on the applicable date of delivery.



SECTION 6.        [Reserved]



SECTION 7.        THE COLLATERAL AGENT.



7.01.    Appointment.



                  By accepting the benefits of the security interest granted herein, the Lender hereby designates and appoints Chase Bank of Texas, National

Association as the Collateral Agent of the Lender under this Security and

Collateral Agent Agreement, and the Lender authorizes Chase Bank of Texas,

National Association as the Collateral Agent for the Lender, to take such action on its behalf under the provisions of this Security and Collateral Agent

Agreement and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Security and Collateral

Agent Agreement together with such other powers as are reasonably incidental thereto but in each instance solely at the written instruction of the Lender.

Notwithstanding any provision to the contrary elsewhere in this Security and

Collateral Agent Agreement, the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with the Lender, and no implied covenants, functions,

responsibilities, duties, obligations or liabilities shall be read into this

Security and Collateral Agent Agreement or otherwise exist against the

Collateral Agent. Chase Bank of Texas, National Association hereby accepts its appointment as Collateral Agent, subject to, and in reliance upon, the provision of this Section 7.01.



7.02.    Exculpatory Provisions.



                  Neither the Collateral Agent nor any of its officers,

directors, employees, agents, attorneys-in-fact or affiliates shall be (i)

liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Security and Collateral Agent Agreement (except for its or such Person's own gross negligence or willful misconduct), or (ii)

responsible in any manner to the Lender for any recitals, statements,

representations or warranties made by the Borrower or any officer thereof contained herein or in any other Facility Agreement, or in any certificate,

report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Agreement, any other

Facility Agreement, or for the value, validity, effectiveness, genuineness,

enforceability or sufficiency (except with respect to the Collateral Agent) of this Agreement, any other Facility Agreement, or the Collateral or for any failure of the Borrower to perform its obligations hereunder or under any other

Facility Agreement. The Collateral Agent shall not be under any obligation to the Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, any of the Facility

Agreements, or to inspect the properties, books or records of the Borrower.



7.03.    Reliance by Collateral Agent.



                  The Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any Loan, writing, resolution, notice, consent,

certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower), independent accountants and other experts selected by the Collateral Agent. The Collateral Agent shall be fully justified in failing or refusing to take any action under this Security and Collateral

Agent Agreement unless it shall first receive such written advice or concurrence as it deems appropriate or it shall first be indemnified to its satisfaction against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Collateral Agent may from time to time consult with legal counsel, independent accountants or other experts of its own selection in the event of any disagreement, controversy,

question or doubt as to the construction of any provision of this Agreement or any of its duties hereunder, and the Collateral Agent shall be fully protected in acting in good faith in reliance upon the advice or opinion of any such counsel or other expert.



7.04.    Notice of Default.



                  The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default under the Credit Agreement unless a Responsible Officer has received written notice from the Lender or the

Borrower referring to this Security and Collateral Agent Agreement and describing such Event of Default or unless a Responsible Officer otherwise has actual knowledge of such Event of Default.



7.05.    Non-Reliance on Collateral Agent.



                  Neither the Collateral Agent nor any of its officers,

directors, employees, agents, attorneys-in-fact or affiliates has made any representations or warranties to the Lender, and no act by the Collateral Agent hereafter taken, including any review of the affairs of the Borrower, shall be deemed to constitute any representation or warranty by the Collateral Agent to the Lender. The Lender represents (or will be deemed to have represented at such time as such party becomes a Lender hereunder) to the Collateral Agent that it has, independently and without reliance upon the Collateral Agent, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property,

financial and other condition and creditworthiness of the Borrower and made its own decision to extend credit to the Borrower. The Lender will, independently and without reliance upon the Collateral Agent, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Security and Collateral Agent Agreement, and to make such investigation as it deems necessary to inform itself as to the business, operations, property,

financial and other condition and creditworthiness of the Borrower. Except for notices, reports and other documents expressly required to be furnished by the

Collateral Agent hereunder, the Collateral Agent shall have no duty or responsibility to provide the Lender with any credit or other information concerning the business, operations, property, financial and other condition or creditworthiness of the Borrower which may come into the possession of the

Collateral Agent or any of its officers, directors, employees, agencies,

attorneys-in-fact or affiliates.



7.06.    Successor Collateral Agent.



                  The Collateral Agent may resign as collateral agent upon 60 days' notice to the Borrower, FC Consumer and the Lender. The Collateral Agent

may be removed at any time by the Lender. No such resignation or removal shall be effective unless and until a successor collateral agent named by the Borrower and approved by the Lender has accepted appointment as such pursuant to this

Agreement and in the case of a removal, any and all amounts then due to the

Collateral Agent hereunder have been paid in full. Such successor collateral agent shall succeed to the rights, powers and duties of the Collateral Agent,

and the term "Collateral Agent" shall mean such successor collateral agent effective upon its appointment, and the former Collateral Agent's rights, powers and duties as Collateral Agent shall be terminated, without any other or further act or deed on the part of such former Collateral Agent. Such successor collateral agent shall be entitled to amend any UCC financing statements and any other filings, recordation and declarations it deems advisable or necessary in connection with such termination and cancellation. After any retiring Collateral

Agent's resignation or removal hereunder as Collateral Agent, the provisions of this Section 7.06 and Section 13 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Collateral Agent under this

Security and Collateral Agent Agreement . Notwithstanding the foregoing, if no successor collateral agent shall be appointed as aforesaid, or if appointed,

such successor shall not have accepted its appointment within thirty (30) days after resignation of the Collateral Agent, the Collateral Agent may petition a court of competent jurisdiction to make such appointment.

7.07.    Delivery of Collateral and Permitted Investments.



                  All certificates representing or evidencing the Collateral and

Permitted Investments from time to time which are delivered to and held by or on behalf of the Collateral Agent pursuant hereto shall, in the case of the

Collateral, be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank. The

Lender hereby appoints CBT as its agent for the purpose of holding the

Collateral and Permitted Investments which are delivered to it. The Collateral

Agent shall be the agent solely of the Lender and shall not be the agent of the

Borrower. The Collateral Agent shall not release possession of any Contract, any

Permitted Investments or the security interest in any Vehicle or Permitted

Investment except as permitted in the next sentence, or upon the written instruction of the Lender. The Collateral Agent shall not release possession of any Contracts to the Servicer or any documents in the related Contract Files thereto except (i) upon receipt of a trust receipt substantially in the form attached hereto as Exhibit A obligating the Servicer to hold same in trust for the benefit of the Lender and obligating the Servicer to return same when the need therefor no longer exists unless such Trust Receipt indicates that the related Contract has been paid in full.



7.08.    Duties and Covenants of Collateral Agent.



                  (a) The Collateral Agent undertakes to perform the duties as are set forth in this Agreement, including, without limitation:



                      (i) reviewing each Contract delivered to it by the

           Borrower against the Contract List attached to the related Contract

           Acquisition Disbursement Request, ascertaining whether the information listed in items (i), (ii), (iii), (viii) and (xi) of the

           Contract List is accurate with respect to such Contract; with respect to any Contract Acquisition Disbursement Request, on the third

           Business Day of the calendar week following the calendar week in which such Contract Acquisition Disbursement Request and the related

           Contract are received by the Collateral Agent, provide a

           certification to the Borrower and the Lender (the "Collateral Agent's

           Certification") listing (x) the Contracts so reviewed by the

           Collateral Agent and in its possession and (y) whether there were any exceptions to the Collateral Agent's review of such items (i), (ii),

           (iii), (viii) and (xi) on the Contract List;



                      (ii) maintaining possession of such Contracts on behalf of the Lender, and releasing such Contracts from the Collateral Agent's possession only upon the Lender's written instruction or pursuant to

           Section 7.07 hereof;



                      (iii) upon request, providing information reasonably

           within its possession and within reasonable time constraints regarding the Collateral to FC Consumer, the Servicer and the Lender;



                      (iv) acting as Collateral Agent of all Contract Files

           related to the Collateral which are delivered to it;



                      (v) upon request, and no later than noon New York time on

           any Borrowing Date, providing written confirmation to the Paying

           Agent and the Lender of the Borrowing Base, and whether a Borrowing

           Base Deficiency exists; provided, however, that the Collateral Agent shall have received all reports from the Servicer with the information relating to such confirmation by 10 AM New York time, on the date of such confirmation;



                      (vi) cooperating with the Servicer, as requested by the

           Servicer at the expense of the Borrower, in enforcing any Contracts or Insurance Policies;



                      (vii) furnishing the Servicer with any limited powers of

           attorney and other documents which the Servicer may reasonably request in writing and which the Servicer deems necessary or appropriate and take any other steps which the Servicer may deem necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties under the Servicing Agreement;



                      (viii) providing to the Lender and the Borrower on the

           third Business Day of each calendar week, a manifest of Contracts held by the Collateral Agent as of the close of business on the last

           Business Day of the previous calendar week; and



                      (ix) upon a Responsible Officer obtaining actual knowledge of the occurrence of an Event of Servicing Termination or an Event of

           Default, promptly give notice to the Lender and the Borrower of such occurrence.



                  (b) The Collateral Agent covenants and agrees that it will not release any Lien created hereby on any of the Collateral, release possession of any of the Collateral held by it, or affirmatively create any Lien on the

Collateral adverse to the Lien created hereby, except, in all cases, as expressly permitted hereby or as directed by the Lender. The Collateral Agent shall give the Lender prompt written notice of any Liens on any of the

Collateral adverse to the Lien created hereby, of which a Responsible Officer obtains actual knowledge.



                  (c) The Lender hereby directs the Collateral Agent to, and the

Collateral Agent shall, on the Closing Date, execute and deliver to the Servicer the power of attorney in the form set forth as Exhibit B hereto. The Borrower,

irrespective of any other indemnity, agrees to pay, indemnify and hold the

Collateral Agent and each of its officers and agents harmless from and against all liabilities, obligations, losses, damages, fines, actions, judgments, costs,

expenses or disbursements (including reasonable fees and disbursements of the

Collateral Agent's and its designated agents' legal advisers) of any kind or nature resulting from or relating to the power of attorney delivered pursuant to this Section 7.08(c). Such power of attorney shall be a limited revocable power of attorney which shall be deemed revoked upon the occurrence of an Event of

Default and shall be revocable at any time by the Collateral Agent upon notice to the Borrower and the Lender.



SECTION 8.        AMENDMENTS AND WAIVERS.



                  The parties hereto may, from time to time, enter into written amendments, supplements or modifications hereto for the purpose of adding any provision to this Security and Collateral Agent Agreement or changing in any manner the rights of the Collateral Agent or the Borrower hereunder.

                  The Collateral Agent may, but shall not be obligated to, enter into any such supplement, amendment or modification that affects the Collateral

Agent's own rights, duties or immunities under this Security and Collateral

Agent Agreement or otherwise.



                  The parties hereto agree not to execute any supplement,

amendment or modification to any Facility Agreement to which the Collateral

Agent is not a party, without the prior written consent of the Collateral Agent,

if the effect of such supplement. amendment or modification would be to affect the Collateral Agent's rights, duties, or immunities thereunder or under this

Security and Collateral Agent Agreement .



SECTION 9.        NOTICES.



                  Unless otherwise expressly provided herein, all notices,

requests and demands to or upon the respective parties hereto to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or when deposited in the mail, postage prepaid, or in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of facsimile notice, when sent, confirmation received, addressed as follows, or to such other addresses as may be hereafter notified by the respective parties hereto:



The Borrower:



         FirstCity Auto Receivables L.L.C.

         P.O. Box 8216

         6400 Imperial Drive

         Waco, Texas 76714-8216



with a copy to:



         FirstCity Consumer Finance Corporation

         P.O. Box 8216

         6400 Imperial Drive

         Waco, Texas 76714-8216



The Collateral Agent:



         Chase Bank of Texas, National Association

         2200 Ross Avenue, 5th Floor

         Dallas, TX  75201

         Attention:  Mike Scrivner

                        (FirstCity Auto Receivables L.L.C.)

         Telecopy: (214) 965-3577

The Lender:



         ContiTrade Services L.L.C.

         277 Park Avenue

         New York, New York 10172

         Attention: Chief Counsel

         Telecopy: (212) 207-2935



provided, that any notice to or upon the Borrower shall be deemed to have been duly given or made as aforesaid when so given or made to the Borrower whether or not any other party indicated above as the recipient of a copy thereof shall have received a copy of each notice.



SECTION 10.       LIMITATION ON COLLATERAL AGENT'S DUTY IN RESPECT OF

                  COLLATERAL.



                  Except as set forth herein and beyond the safe custody

thereof, the Collateral Agent shall not have any duty as to any Collateral in its possession or control or the possession or control of any agent or nominee of it or any income thereof or as to the preservation of rights against prior parties or any other rights pertaining thereto.



SECTION 11.       SEVERABILITY.



                  Any provision of this Security and Collateral Agent Agreement which is prohibited or unenforceable in any jurisdiction shall as to such jurisdiction be ineffective to the extent of such prohibition or unenforceability without invalidation of the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.



SECTION 12.       NO WAIVER; CUMULATIVE REMEDIES.



                  Neither the Collateral Agent nor the Lender shall by any act,

delay, omission or otherwise be deemed to have waived any of its or their rights or remedies hereunder and no waiver shall be valid unless in writing, signed by the Collateral Agent on behalf of the Lender, and then only to the extent therein set forth. A waiver by the Collateral Agent of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Collateral Agent or the Lender would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of the Collateral Agent or the Lender any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently and are not exclusive of any rights and remedies provided by law.



SECTION 13.       PAYMENT OF EXPENSES AND TAXES.



                  (a) The Borrower hereby agrees to pay to the Collateral Agent a fee for its services hereunder equal to the Collateral Agent Fee. The Borrower and FC Consumer, jointly and severally, each agrees to pay, indemnify, and to hold the Collateral Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp and other similar taxes, if any, which may be payable or determined to be payable in connection the execution and delivery of, or consummation of any of the transactions contemplated by, or any amendment,

supplement or modification of, or any waiver or consent under or in respect of,

this Security and Collateral Agent Agreement , and any such other documents, and to pay, indemnify, and hold the Collateral Agent and its officers, directors,

shareholders, employees, agents and representatives harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions,

judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Security and Collateral Agent Agreement and any such other documents (including but not limited to those incurred by any negligent act or negligent omission to act of the Collateral Agent) (all the foregoing,

collectively, the "indemnified liabilities"); provided, that the Borrower and FC

Consumer shall not be liable to the Collateral Agent for any losses incurred by the Collateral Agent as a result of the fraudulent actions, misrepresentations,

gross negligence or willful misconduct of the Collateral Agent. The obligations of the Borrower and FC Consumer under this Section 13 shall survive the termination of this Security and Collateral Agent Agreement and the discharge of the other obligations of the Borrower hereunder and also shall survive the resignation or removal of the Collateral Agent hereunder.



                  (b) Promptly after receipt by the Collateral Agent of notice of the commencement of any action, such Collateral Agent shall, if a claim in respect thereof is to be made against the Borrower or FC Consumer under this

Section 13, notify the Borrower or FC Consumer in writing of the commencement thereof; but the omission so to notify the Borrower will not relieve it from any liability which it may have to the Collateral Agent except to the extent the

Borrower is prejudiced thereby. In case any action is brought against the

Collateral Agent, and it notifies the Borrower of the commencement thereof, the

Borrower will be entitled to appoint counsel satisfactory to the Collateral

Agent and the Borrower (who shall not, except with the consent of the Collateral

Agent, be counsel to the Borrower or FC Consumer) to represent the Collateral

Agent in such action; provided, however, that, if the defendants in any action include both the Collateral Agent and the Borrower and the Collateral Agent

shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the Borrower, the

Collateral Agent shall have the right to select separate counsel to defend such action on behalf of it. Upon receipt of notice from the Borrower to the

Collateral Agent of its election so to appoint counsel to defend such action and approval by the Collateral Agent of such counsel, the Borrower will not be liable to the Collateral Agent under this Section 13 for any legal or other expenses subsequently incurred by the Collateral Agent in connection with the defense thereof unless (i) the Collateral Agent shall have employed separate counsel in accordance with the proviso to the next preceding sentence, (ii) the

Borrower shall not have employed counsel satisfactory to the Collateral Agent to represent the Collateral Agent within a reasonable time after notice of commencement of the action or (iii) the Borrower has authorized the employment of counsel for the Collateral Agent at the expense of the Borrower; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).



                  (c) The obligations of the Borrower, FC Consumer and the

Collateral Agent under this Section 13 shall be in addition to any liability which each of them may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Collateral Agent within the meaning of the Securities Act; and, with respect to the obligation of the

Borrower to the Collateral Agent as indemnified party, shall extend, upon the same terms and conditions, to each director of the Collateral Agent.



                  (d) The agreement, indemnities and other statements of the parties hereto in or made pursuant to this Section 13 will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any other parties hereto or any of the officers, directors or controlling persons referred to in this Section 13. The provisions of this Section 13 shall survive the termination or cancellation of this Agreement.





SECTION 14.       SUCCESSORS AND ASSIGNS; GOVERNING LAW; WAIVERS



                  (a) This Security and Collateral Agent Agreement and all

obligations of the Borrower hereunder shall be binding upon the successors and assigns of the Borrower, and shall, together with the rights and remedies of the

Collateral Agent hereunder, inure to the benefit of the Collateral Agent, the

Lender and their respective successors and assigns. THIS SECURITY AND COLLATERAL

AGENT AGREEMENT SHALL BE GOVERNED BY, AND BE CONSTRUED AND INTERPRETED IN

ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE

CONFLICTS OF LAW PRINCIPLES THEREOF.



                  (B) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY:



                      (i) SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL

           ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND THE OTHER

           FACILITY AGREEMENTS TO WHICH IT IS A PARTY, OR FOR RECOGNITION AND

           ENFORCEMENT OF ANY JUDGMENT OF THE COURTS OF THE STATE OF NEW YORK,

           THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT

           OF NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF;



                      (ii) CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE

           BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT IT MAY NOW OR

           HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY

           SUCH COURT OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN

           INCONVENIENT COURT AND AGREES NOT TO PLEAD OR CLAIM THE SAME;



                      (iii) AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR

           PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR

           CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE

           PREPAID, TO ITS ADDRESS SET FORTH IN SECTION 9 OR AT SUCH OTHER

           ADDRESS OF WHICH ALL OF THE OTHER PARTIES HERETO SHALL HAVE BEEN

           NOTIFIED PURSUANT THERETO;

                      (iv) AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO

           EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR

           SHALL LIMIT THE RIGHT TO SUE IN ANY OTHER JURISDICTION;



                      (v) WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW,

           ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LEGAL ACTION OR

           PROCEEDING REFERRED TO IN THIS SUBSECTION ANY SPECIAL, EXEMPLARY,

           PUNITIVE OR CONSEQUENTIAL DAMAGES; AND



                      (vi) EACH PARTY HERETO HEREBY IRREVOCABLY AND

           UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR

           PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER FACILITY AGREEMENT

           AND FOR ANY COUNTERCLAIM THEREIN. SECTION 1ENFORCEMENT RIGHTS OF

           LENDER.





SECTION 15.       ENFORCEMENT RIGHTS OF LENDER.



                  Unless the Collateral Agent shall fail to take action required to be taken by it in the immediately succeeding sentence, no Lender shall have any right directly to enforce the security interests granted by this Security and Collateral Agent Agreement. No Lender shall have any right to require the

Collateral Agent to take or fail to take any action under this Security and

Collateral Agent Agreement, except as otherwise provided in the Credit Agreement or in this Security and Collateral Agent Agreement.



SECTION 16.       BANKRUPTCY PETITION AGAINST THE BORROWER.



                  The Collateral Agent hereby covenants and agrees that, prior to the date which is one year and one day after the payment in full of all outstanding Loans, it will not institute against, or join any other Person in instituting against, the Borrower any bankruptcy, reorganization, arrangement,

insolvency or liquidation proceeding or other similar proceeding under the laws of the United States or any state of the United States.



SECTION 17.       MISAPPLICATION OF FUNDS.



                  The Collateral Agent agrees that any funds incorrectly paid to it by the Borrower shall be promptly returned to the Borrower upon receipt of written notice from the Borrower that such funds were incorrectly paid to the

Collateral Agent prior to the Collateral Agent's transfer of such funds in accordance with this Agreement. The Collateral Agent shall be completely protected against any liability for returning such funds in reliance on such written notice that funds were incorrectly paid and shall be entitled to full indemnification therefor.



SECTION 18.       COUNTERPART SIGNATURES.



                  This Agreement may be executed and delivered to you

simultaneously in two (2) or more counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 19.       THIRD PARTY BENEFICIARY.



                  For all purposes of this Agreement, FC Consumer shall be a third party beneficiary of the agreements and covenants herein contained and the

Servicer shall be a third party beneficiary of the provisions of this Agreement which specify the amount and priority of payment of their respective fees.



SECTION 20.       STATUS OF COLLATERAL AGENT.



                  The parties hereto acknowledge and agree that upon payment in full of all amounts owing under the Credit Agreement and the release of the

Lender's security interest in the Collateral, the rights and obligations of the

Collateral Agent under this Agreement shall continue but shall be performed solely at the direction of the Borrower.



SECTION 21.       ACTS OF LENDER.



                  (a) Any request, demand, authorization, direction, notice,

consent, waiver or other action provided by this Agreement to be given or taken by the Lender may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by the Lender in person or by agents duly appointed in writing; and except as herein otherwise expressly provided such action shall become effective when such instrument or instruments is or are delivered to the Collateral Agent. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Agreement if made in the manner provided in this Section 21.



                  (b) The fact and date of the execution by any person of any such instrument or writing may be proved in any manner that the Collateral Agent deems sufficient.



                  (c) Any request, demand, authorization, direction, notice,

consent, waiver or other action by the Lender shall bind the Lender in respect of anything done, omitted or suffered to be done by the Collateral Agent in reliance thereon, whether or not notation of such action is made upon the

Promissory Note.

                  IN WITNESS WHEREOF, the parties hereto have caused this

Security Agreement to be executed by their duly authorized officers as of the date first set forth above.



                            FIRSTCITY AUTO RECIEVABLES L.L.C.



                            By:    /s/

                                   -----------------------------------------

                            Name:

                            Title:









                            CHASE BANK OF TEXAS, NATIONAL ASSOCIATION, as

                            Collateral Agent





                            By:    /s/

                                   -----------------------------------------

                            Name:

                            Title:







                            CONTITRADE SERVICES L.L.C.





                            By:    /s/

                                   -----------------------------------------

                            Name:

                            Title:





                            By:    /s/

                                   -----------------------------------------

                            Name:

                            Title:







                            JOINDER WITH RESPECT TO SECTION 13 ONLY



                            FIRSTCITY CONSUMER LENDING CORPORATION





                            By:    /s/

                                   -----------------------------------------

                            Name:

                            Title:

                                    EXHIBIT A

                                    ---------





                              FORM OF TRUST RECEIPT





                                                                           DATE





FirstCity Auto Receivables L.L.C.

Box 8216

6400 Imperial Drive

Waco, Texas 76714-8216



             Re:      Security and Collateral Agent Agreement, dated as of April

                      30, 1998 (the "Security Agreement") among FirstCity Auto

                      Receivables L.L.C., ContiTrade Services L.L.C. and Chase

                      Bank of Texas, National Association

                      ----------------------------------------------------------



Ladies and Gentlemen:



                  In accordance with Section 7.07 of the Security Agreement, the undersigned hereby certifies that it has taken possession of the items set forth on Annex I hereto with respect to the Contracts on the attached schedule. The undersigned (i) confirms that it holds such items in trust for the benefit of the Lender and (ii) agrees to promptly return such items to the Collateral Agent after its need for possession of them ceases, except with respect to any

Contract paid in full or liquidated, in which case the Servicer shall forward all proceeds and/or recoveries to the Lockbox Account.





                            FIRSTCITY SERVICING CORPORATION

                            OF CALIFORNIA





                            By:    /s/

                                   -----------------------------------------

                            Name:

                            Title:



APPROVED

--------



CONTITRADE SERVICES L.L.C.





 By:    /s/

        -----------------------------------------

 Name:

 Title:

                                    EXHIBIT B

                                    ---------





                                     FORM OF

                       LIMITED REVOCABLE POWER OF ATTORNEY





                              DATE: APRIL 30, 1998





Pursuant to the direction of Contitrade Services L.L.C. (the "Lender") under

Section 7.08(c) of the Security and Collateral Agent Agreement, dated as of

April 30, 1998 the ("Security Agreement"), among the Lender, Chase Bank of

Texas, National Association, a national banking association ("Chase Bank of

Texas"), as Collateral Agent, and FirstCity Auto Receivables L.L.C., as Borrower

(the "Borrower"), Chase Bank of Texas hereby permits FirstCity Servicing

Corporation of California to act on behalf of Chase Bank of Texas in connection with the Warehouse Credit Agreement, dated as of April 30, 1998 the ("Credit

Agreement"), among the Lender, FirstCity Consumer Lending Corporation, the

Borrower and FirstCity Financial Corporation, and the Security Agreement, to

execute such legal documents and taken such legal proceedings as are required in connection with the repossession and disposition, if necessary, of each item of the collateral described in Annex A to this Power of Attorney, where Chase Bank of Texas is the legal owner of record on an account assigned to FirstCity

Servicing Corporation of California for servicing. This is a limited revocable power of attorney and only authorizes FirstCity Servicing Corporation of

California to act as expressly set forth herein. This limited revocable power of attorney shall be deemed revoked upon the occurrence of an Event of Default (as defined in the Credit Agreement) and shall be revocable at any time by Chase

Bank of Texas upon notice to the Borrower and the Lender.



                                    CHASE BANK OF TEXAS,

                                      NATIONAL ASSOCIATION,

                                             AS COLLATERAL AGENT



                                    By:  /s/ Michael A. Scrivner, Vice President

                                        ------------------------------------

                                         Michael A. Scrivner, Vice President



Subscribed and sworn to before me, a Notary Public in and for the County of

Dallas, State of Texas, this ___ day of __________, 1998.







                                                --------------------------------

                                                Notary Public



ACKNOWLEDGED AND

APPROVED as of the date

first above written



CONTITRADE SERVICES L.L.C.



By:__________________________

Name:________________________

Title:_________________________

                                     ANNEX A

                                       TO

            LIMITED REVOCABLE POWER OF ATTORNEY DATED APRIL 30, 1998

                                       BY

                    CHASE BANK OF TEXAS, NATIONAL ASSOCIATION





                                                     Vehicle's

 No.        Debtor's Name       Account No.      Year, Brand, Model       VIN

                                 LOAN AGREEMENT







                  THIS LOAN AGREEMENT dated as of July 24, 1998 (this

"Agreement") is between FIRSTCITY COMMERCIAL CORPORATION, a Texas corporation

(the "Company") and CFSC CAPITAL CORP. XXX, a Delaware corporation (the

"Lender").



                  The Company has requested and the Lender has agreed to provide the Company with a loan to the Company in the principal amount of

$15,000,000.00.



                  NOW, THEREFORE, in consideration of the foregoing and the

mutual covenants set forth herein, the Company and the Lender agree as follows:





                                    ARTICLE I







                  DEFINITIONS; ACCOUNTING TERMS; INTERPRETATION







                  SECTION 1.01. Definitions. As used in this Agreement, the

following terms shall have the following meanings:



                  "Affiliate" means, with respect to any Person, any other

         Person directly or indirectly controlling (including all directors and officers of such Person), controlled by, or under direct or indirect common control with such Person, and any other Person in which such

         Person's direct or indirect equity interest is 10% or more of the total outstanding equity interests of such Person.

                  "Agreement" has the meaning specified in the introduction to this Agreement.



                  "Assignment and Acceptance" has the meaning specified in

Section 9.10 (c).



                  "Bankruptcy Code" has the meaning specified in Section

8.01(f).



                  "Board" means the Board of Governors of the Federal Reserve

System of the United States (or any successor).



                  "Business Day" means any day (other than a day which is a

Saturday, Sunday or legal holiday in the State of Minnesota) on which banks are open for business in Minnetonka, Minnesota.



                  "Capitalized Lease Obligations" means all lease or rental

obligations which, pursuant to GAAP, are capitalized for balance sheet purposes.



                  "Change of Control" means any of (i) the failure of the former shareholders of J-Hawk Corporation (predecessor in interest to the Company) to hold at least twenty percent (20%) of the outstanding voting capital stock of the Company, (ii) the failure of any one of James R. Hawkins, James T. Sartain,

Rick Hagelstein, Matt Landry or David W. MacLennan (or anyone approved by the

Lender in writing in lieu of any of the above Persons) to be a member of the

Board of Directors of the Company at any time, (iii) all or substantially all of the assets of the Company are sold in a single transaction or series of related transactions to any Persons or (iv) the Company merges or consolidates with or into any other Person.



                  "Closing Date" means July __, 1998.



                  "Code" means Internal Revenue Code of 1986 and the regulations promulgated thereunder.

                  "Collateral" shall have the meaning set forth in the Security

Documents.



                  "Company" has the meaning specified in the introduction to this Agreement.



                  "Default" means the occurrence of any event which with the giving of notice or the passage of time or both could become an Event of

Default.



                  "Default Rate" means the lesser of (i) the Highest Lawful Rate and (ii) the Prime Rate plus ten percent (10%) per annum.



                  "Delinquent Fee" has the meaning specified in Section 3.01(a).



                  "Eligible Assignee" means (a) a commercial bank organized

under the laws of the United States, or any state thereof, and having total assets in excess of $1,000,000,000; (b) a commercial bank organized under the laws of any other country which is a member of the Organization for Economic

Cooperation and Development or any successor organization, or a political subdivision of any such country, and having total assets in excess of

$1,000,000,000; provided that such bank is acting through a branch or agency located in the country in which it is organized or another country which is also a member of the Organization for Economic Cooperation and Development or any

successor organization; (c) the central bank of any country which is a member of the Organization for Economic Cooperation and Development or any successor organization; and (d) any other bank or similar financial institution approved by the Lender.



                  "Environmental Laws" means federal, state or local laws, rules or regulations, and any judicial, arbitral or administrative interpretations thereof, including any judicial, arbitral or administrative order, judgment,

permit, approval, decision or determination pertaining to conservation or protection of the environment in effect at the time in question, including the

Clean Air Act, the Comprehensive Environmental Response, Compensation and

Liability Act ("CERCLA"), the Federal Water Pollution Control Act, the

Occupational Safety and Health Act, the Resource Conservation and Recovery Act,

the Safe Drinking Water Act, the Toxic Substances Control Act, the Superfund

Amendment and Reauthorization Act of 1986, the Hazardous Materials

Transportation Act, and comparable state and local laws, and other environmental conservation and protection laws.



                  "ERISA" means the Employee Retirement Income Security Act of

1974 and the regulations promulgated thereunder.



                  "ERISA Affiliate" means (a) any trade or business (whether or not incorporated) which is either a member of the same "controlled group" or under "common control," within the meaning of Section 414 of the Code and the regulations thereunder, with the Company and (b) any Subsidiary of the Company.



                  "Event of Default" has the meaning specified in Section 8.01.



                  "Fannie Mae Mortgage Selling and Servicing Agreement" means that certain Agreement dated 7/27/95 by and between Harbor Financial Mortgage

Corporation and Federal National Mortgage Association.



                  "Fees" means all amounts payable pursuant to Section 3.01.



                  "Financials" has the meaning specified in Section 5.07.



                  "GAAP" means generally accepted accounting principles as in effect from time to time as set forth in the opinions, statements and pronouncements of the Accounting Principles Board of the American Institute of

Certified Public Accountants, the Financial Accounting Standards Board and such other Persons who shall be approved by a significant segment of the accounting profession and concurred in by the independent certified public accountants certifying any audited financial statements of the Company.

                  "Guaranty Agreement" means that certain Guaranty dated of even date herewith from FirstCity Financial Corporation in favor of the Lender.



                  "Guarantor" means FirstCity Financial Corporation.



                    "Hazardous Materials" means (a) hazardous waste as defined in the Resource Conservation and Recovery Act of 1976, or in any

          applicable federal, state or local law or regulation, (b) hazardous substances, as defined in CERCLA, or in any applicable state or local law or regulation, (c) gasoline, or any other petroleum product or by-product, (d) toxic substances, as defined in the Toxic Substances

          Control Act of 1976, or in any applicable federal, state or local law or regulation or (e) insecticides, fungicides, or rodenticides, as defined in the Federal Insecticide, Fungicide, and Rodenticide Act of

          1975, or in any applicable federal, state or local law or regulation,

          as each such Act, statute or regulation may be amended from time to time.



                  "Highest Lawful Rate" means the maximum nonusurious rate of interest that, under applicable law, may be contracted for, taken, reserved,

charged or received by the Lender on the Loans or under the Loan Documents at any time or from time to time. If the maximum rate of interest which, under applicable law, the Lender is permitted to charge the Company on the Loans shall change after the date hereof, to the extent permitted by applicable law, the

Highest Lawful Rate shall be automatically increased or decreased, as the case may be, as of the effective time of such change without notice to the Company or any other Person.



                  "Indebtedness" means all amounts payable to Lender by Company under the Loan Documents, whether existing or subsequently accruing including without limitation the principal amount of the Loan, interest, fees, costs, and other charges payable hereunder.



                  "Interest Period" means, (a) initially, the period commencing on the Closing Date and ending on the last day of the current calendar month and

(b) thereafter, each succeeding monthly period commencing on the first (1st) day of the following calendar month; provided that any Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.



                  "Investment" means, as applied to any Person, any direct or indirect purchase or other acquisition by such Person of the assets, stock or other securities of any other Person, or any direct or indirect loan, advance or capital contribution by such Person to any other Person, and any other item which would be classified as an "investment" on a balance sheet of such Person,

including any direct or indirect contribution by such Person of property or assets to a joint venture, partnership or other business entity in which such

Person retains an interest.



                  "Lien" means, when used with respect to any Person, any

mortgage, lien, charge, pledge, security interest or encumbrance of any kind

(whether voluntary or involuntary and whether imposed or created by operation of law or otherwise) upon, or pledge of, any of its property or assets, whether now owned or hereafter acquired, or any lease intended as security, any capital lease in the nature of the foregoing, any conditional sale agreement or other title retention agreement, in each case, for the purpose, or having the effect,

of protecting a creditor against loss or securing the payment or performance of an obligation.



                  "Loan"  has the meaning specified in Section 2.01.



                  "Loan Documents" means this Agreement and the other documents described in Article IV hereof.



                  "Margin" means seven percent (7%) per annum.



                  "Material Adverse Effect" means, relative to any occurrence of whatever nature (including any adverse determination in any litigation,

arbitration or governmental investigation or proceeding) a material adverse effect equal to or greater than the lesser of (a) the value of five percent (5%)

of the outstanding common stock of the Company and (b) $2,000,000.00.

                  "Maturity Date" means October 30, 1998, unless accelerated pursuant to Section 8.02.



                  "Mortgage Loans" shall have the meaning set forth in the

Purchase and Sale Agreement.







                  Multiemployer Plan" means any plan which is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).



                  "Note" has the meaning specified in Section 2.02.



                  "Notice of Default" has the meaning specified in Section 8.02.



                  "Obligations" means all the obligations of the Company now or hereafter existing under the Loan Documents, whether for principal, interest,

Fees, expenses, indemnification or otherwise.



                  "Payment Date" means the first (1st) day of each month and the

Maturity Date.



                  "Payment Office" means the office of the Lender located at

6000 Clearwater Drive, Minnetonka, Minnesota, 55343, or such other office as the

Lender may hereafter designate in writing as such to the other parties hereto.



                  "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to all or any of its functions under ERISA.



                  "Person" means an individual, partnership, corporation

(including a business trust), limited liability company, joint stock company,

trust, unincorporated association, joint venture or other entity, or a foreign or domestic state or political subdivision thereof or any agency of such state or subdivision.

                  "Plan" means any employee pension benefit plan (as defined in

Section 3(2) of ERISA), subject to Title IV of ERISA or Section 412 of the Code,

other than a Multiemployer Plan, with respect to which the Company or an ERISA

Affiliate contributes or has an obligation or liability to contribute, including any such plan that may have been terminated.



                  "Prime Rate" means the prime rate announced to be in effect from time to time, as published as the average rate in The Wall Street Journal.



                  "Purchase and Sale Agreement" means that certain Servicing

Income Purchase and Sale Agreement dated July 24, 1998 by and between Harbor

Financial Mortgage Corporation and Firstcity Commercial Corporation.







                  Regulation U" means Regulation U of the Board (respecting

margin credit extended by banks), as the same is from time to time in effect,

and all official rulings and interpretations thereunder or thereof.



                  "Release" means any spilling, leaking, pumping, pouring,

emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles).



                  "Reportable Event" means an event described in Section 4043(b)

of ERISA with respect to a Plan as to which the 30-day notice requirement has not been waived by the PBGC.



                  "Requirements of Environmental Laws" means, as to any Person,

the requirements of any applicable Environmental Law relating to or affecting such Person or the condition or operation of such Person's business or its properties, both real and personal.



                  "Responsible Officer" means, with respect to the Company, the chairman of the board of directors, president or any executive or senior vice president.

                  "Security Documents" means (a) that certain Security Agreement dated as of even date herewith and executed by the Company granting the Lender a first priority security interest in the Collateral, (b) any and all other security agreements, pledge agreements, mortgages, assignments, UCC financing statements, registrations of pledge and other similar documents executed by the

Company and securing the obligations.



                  "Servicing Rights" shall have the meaning set forth in the

Purchase and Sale Agreement.







                  Tangible Net Worth" means: (a) total assets minus (b) the sum of (i) all liabilities and (ii) all intangible assets, including, without limitation, goodwill, patents, trademarks and similar items.



                  "Unfunded Current Liability" means, with respect to any Plan,

the amount, if any, by which the present value of the accrued benefits under the

Plan as of the close of its most recent Plan year exceeds the fair market value of the assets allocable thereto, determined in accordance with Section 412 of the Code.



                  SECTION 1.03. Accounting Terms. All accounting terms not

defined herein shall be construed in accordance with GAAP, as applicable, and all calculations required to be made hereunder and all financial information required to be provided hereunder shall be done or prepared in accordance with

GAAP.





                                   ARTICLE II







                                    THE LOAN

                  SECTION 2.01. The Loan. Subject to the terms and conditions hereof, the Lender shall make, and Company shall accept, the Loan in a principal amount not to exceed Fifteen Million Dollars ($15,000,000).



                  SECTION 2.02. The Note. The Loans shall be evidenced by a note in favor of the Lender (the "Note"), substantially in the form of Exhibit 2.02 hereto.



                  SECTION  2.03.  Intentionally omitted.



                  SECTION  2.04.  Intentionally omitted.



                  SECTION  2.05.  Intentionally omitted.



                  SECTION 2.06. Voluntary Prepayments. The Company shall have the right to voluntarily prepay the Loan in whole or in part at any time on the following terms and conditions: (a) the Company pays to the Lender all sums necessary to compensate the Lender for all costs and expenses resulting from such prepayment, as reasonably determined by the Lender, including, but not limited to, those costs described in Sections 2.12, and 2.13 hereof; (b) each partial prepayment shall be in an initial aggregate principal amount of

$500,000.00 and integral multiples thereof; and (c) each prepayment pursuant to this Section shall be applied first, to the payment of accrued and unpaid interest, and then, to the outstanding principal of the Loan.



                  SECTION 2.07. Mandatory Repayments. (a) The outstanding

principal balance of the Loan together with all other Indebtedness shall be repaid on or before the Maturity Date.



                  (b) All accrued but unpaid interest on the Note shall be due and payable on each Payment Date except that interest payable at the Default

Rate shall be payable from time to time daily and on demand.



                  (c) On each Payment Date all cash flow from the Collateral will be deposited directly into an account designated by Lender and applied to repayment of the Note as follows:

                    (i) first, to the payment of all accrued and unpaid interest which is then due and payable under the Note;



                    (ii) second, to the payment to Lender of any late charges,

Fees, and expenses payable to Lender under the Loan Documents; and



                    (iii) third, to the Lender to reduce the outstanding

principal balance of the Loan.



                  (d) In the event that monthly cash flow from the Collateral is insufficient to make the then current interest payment, the Company shall be required to make such payment directly to the Lender.



                  (e) Upon the sale of the Collateral, in whole or in part, all outstanding principal and interest, together with all other Indebtedness shall be immediately due and payable.



                  SECTION 2.08. Method and Place of Payment. Except as otherwise specifically provided herein, all payments under this Agreement due from the

Company shall be made to the Lender not later than 11:00 a.m. (Minnetonka,

Minnesota time) on the date when due and shall be made in lawful money of the

United States in immediately available funds at the Payment Office.



                  SECTION 2.09. Interest. (a) Subject to Section 9.08, the

Company agrees to pay interest on the total outstanding principal balance of the

Loan from the Closing Date to maturity (whether by acceleration or otherwise) at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) which shall, during each Interest Period applicable thereto, be equal to the lesser of (i) the Highest Lawful Rate and (ii) the applicable Prime Rate for such Interest Period plus the Margin.



                  (b) Subject to Section 9.08, overdue principal and, to the extent permitted by law, overdue interest in respect of the Loan and all other overdue amounts owing hereunder shall bear interest for each day that such amounts are overdue at a rate per annum equal to the Default Rate.



                  SECTION  2.10.  Intentionally omitted.



                  SECTION  2.11. Intentionally omitted.



                  SECTION 2.12. Increased Costs or Taxes. If the application or effectiveness of any applicable law or regulation (i) shall change the basis of taxation of payments to the Lender of the principal of or interest on the Loan made by the Lender or any other fees or amounts payable hereunder (other than taxes imposed on the overall net income of the Lender or franchise taxes imposed upon it by the jurisdiction in which the Lender has an office), (ii) shall impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Lender or (iii) shall impose on the Lender any other condition affecting this Agreement or this Loan, and the result of any of the foregoing shall be to increase the cost to the Lender of maintaining the Loan or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or otherwise) in respect thereof by an amount deemed in good faith by the Lender to be material, then the Company shall pay to the Lender such additional amount as will compensate it for such increase or reduction upon demand. The Lender shall not be entitled to make a demand for and the Borrower shall not be liable for payment of any amount under the terms of this Section

2.12 following the termination of the Obligations hereunder.



                  SECTION  2.13.  Intentionally omitted.





                                   ARTICLE III







                                      FEES

                  SECTION 3.01. Fees. The Company agrees to pay to the Lender a delinquency fee (the "Delinquency Fee") of $150,000.00. The Delinquency Fee

shall be due and payable on the Maturity Date if the Loan is not paid in full on or before that date.





                                   ARTICLE IV







                              CONDITIONS PRECEDENT







                  SECTION 4.01. Conditions Precedent to the Loan. The obligation of the Lender to make the Loan to the Company is subject to the condition that the Lender shall have received the following:



                  (a)      this Agreement executed by the Company;



                  (b) the Note executed by the Company and payable to the order of the Lender ;



                  (c)      the Security Documents executed by the Company;



                  (d) the Guaranty Agreement executed by FirstCity Financial

Corporation;



                  (e) a certificate of an officer and of the secretary or an assistant secretary of the Company certifying, inter alia, (i) true and complete copies of each of the articles or certificate of incorporation, as amended and in effect of the Company and the Guarantor, the bylaws, as amended and in effect, of the Company and the Guarantor and the resolutions adopted by the

Board of Directors of the Company and the Guarantor (A) authorizing the execution, delivery and performance by the Company of this Agreement and the other Loan Documents to which it is or will be a party, (B) approving the forms of the Loan Documents to which it is or will be a party and which will be delivered at or prior to the Closing Date and (C) authorizing officers of the

Company to execute and deliver the Loan Documents to which it is or will be a party and any related documents, including, any agreement contemplated by this

Agreement, (ii) the incumbency and specimen signatures of the officers of the

Company and the Guarantor executing any documents on its behalf and (iii) that there has been no change in the businesses or financial condition of the Company or the Guarantor which could have a Material Adverse Effect;



                  (f) favorable, signed opinions addressed to the Lender from counsel to the Company, in form and substance satisfactory to the Lender and its counsel;



                  (g) the payment to the Lender of all reasonable fees and

expenses agreed upon by such parties to be paid on the Closing Date; and



                  (h) certificates of appropriate public officials as to the existence, good standing and qualification to do business as a foreign corporation, as applicable, of the Company and the Guarantor in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualifications and where the failure to so qualify would have a Material Adverse Effect.



                  The acceptance of the benefits of the Loan shall constitute a representation and warranty by the Company to the Lender that all of the conditions specified in this Section above shall have been satisfied or waived as of that time.



                  SECTION 4.02. Additional Conditions Precedent. The obligation of the Lender to make the Loan is subject to the further conditions precedent that on the Closing Date:



                  (a) The conditions precedent set forth in Section 4.01 shall have theretofore been satisfied or waived.



                  (b) The representations and warranties set forth in Article V shall be true and correct in all material respects as of, and as if such representations and warranties were made on, the Closing Date, and the Company shall submit a certification to the Lender confirming that such representations and warranties are true and correct.



                  (c) No Material Adverse Effect with respect to the Company or the Guarantor shall have occurred since the delivery of the most recent financials.



                  (d) The Lender shall have received such other approvals,

opinions or documents as the Lender may reasonably request.



                  SECTION 4.03. Delivery of Documents. The Note, certificates,

legal opinions and other documents and papers referred to in this Article IV,

unless otherwise specified, shall be delivered to the Lender and shall be reasonably satisfactory in form and substance to the Lender.





                                    ARTICLE V







                         REPRESENTATIONS AND WARRANTIES







                  In order to induce the Lender to enter into this Agreement and to make the Loan provided for herein, the Company makes, on and as of the

Closing Date, the following representations and warranties to the Lender:



                  SECTION 5.01. Organization and Qualification. The Company and

the Guarantor (a) are each corporations duly organized, validly existing and in good standing under the laws of the state of their incorporation or organization, (b) each the corporate power to own its property and to carry on its business as now conducted and (c) each is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.

                  SECTION 5.02. Authorization and Validity. The Company has the

corporate power and authority to execute, deliver and perform its obligations hereunder and under the other Loan Documents and all such action has been duly authorized by all necessary corporate proceedings on its part. The Loan

Documents have been duly and validly executed and delivered by the Company and constitute a valid and legally binding agreement the Company enforceable in accordance with the respective terms thereof, except, in each case, as such enforceability may be limited by bankruptcy, insolvency, reorganization,

moratorium, fraudulent transfer or other similar laws relating to or affecting the enforcement of creditors' rights generally, and by general principles of equity regardless of whether such enforceability is a proceeding in equity or at law.



                  SECTION 5.03. Governmental Consents. No authorization,

consent, approval, license or exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is necessary for the valid execution,

delivery or performance by the Company of any Loan Document.



                  SECTION 5.04. Conflicting or Adverse Agreements or

Restrictions. Neither the Company nor the Guarantor is a party to any contract or agreement or subject to any restriction which would reasonably be expected to have a Material Adverse Effect. All agreements of the Company relating to the lending of money or the issuance of letters of credit by any party are described hereto on Schedule 5.04. Neither the execution nor delivery of the Loan

Documents nor compliance with the terms and provisions hereof or thereof will be contrary to the provisions of, or constitute a default under (a) the charter or bylaws of the Company, (b) any applicable law or any applicable regulation,

order, writ, injunction or decree of any court or governmental instrumentality or (c) any material agreement to which the Company is a party or by which it is bound or to which it is subject.



                  SECTION 5.05. Title to Assets. The Company has good title to the Collateral and to all material personalty and good and indefeasible title to all material realty as reflected on the Company's books and records as being owned by it, except for properties disposed of in the ordinary course of business, subject to no Liens, except those permitted hereunder or set forth on

Schedule 7.04(a). All of such assets have been and are being maintained by the appropriate Person in good working condition in accordance with industry standards.



                  SECTION 5.06. Litigation. No proceedings against or affecting the Company or to Guarantor are pending or, to the knowledge of the Company,

threatened before any court or governmental agency or department which involve a reasonable risk of having a Material Adverse Effect except those listed on

Schedule 5.06 hereof.



                  SECTION 5.07. Financial Statements. Prior to the Closing Date,

the Company has furnished to the Lender the audited consolidated balance sheet of FirstCity Financial Corporation, income statement and statement of cash flow and balance sheet for FirstCity Commercial Corporation as of March 31, 1998 and

all quarterly reports of the Company as are currently available (such audited financials and quarterly reports, the "Financials"). The Financials have been prepared in conformity with GAAP consistently applied (except as otherwise disclosed in such financial statements) throughout the periods involved and present fairly, in all material respects, the financial condition of the Company and any consolidated subsidiaries as of the dates thereof and the results of their operations for the periods then ended. As of the Closing Date, no Material

Adverse Effect has occurred in the consolidated financial condition of the

Company or the Guarantor since March 31, 1998.



                  SECTION 5.08. Default. Neither the Company nor the Guarantor

is in default under any material provisions of any instrument evidencing any indebtedness or of any agreement relating thereto, or in default in any respect under any order, writ, injunction or decree of any court, or in default in any respect under or in violation of any order, injunction or decree of any governmental instrumentality, in such manner as to cause a Material Adverse

Effect.



                  SECTION 5.09. Investment Company Act. Neither the Company nor

the Guarantor is, or is directly or indirectly controlled by or acting on behalf of any Person which is, an "investment company," as such term is defined in the

Investment Company Act of 1940, as amended.



                  SECTION 5.10. Public Utility Holding Company Act. Neither the

Company nor the Guarantor is a non-exempt "holding company," or is subject to regulation as such, nor is, to the knowledge of the Company's or Subsidiaries'

officers, an "affiliate" of a "holding company" or a "subsidiary company" of a

"holding company," within the meaning of the Public Utility Holding Company Act of 1935, as amended.



                  SECTION 5.11. ERISA. No accumulated funding deficiency (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived, exists or is expected to be incurred with respect to any Plan. No liability to the PBGC (other than required premium payments) has been or is expected by the Company to be incurred with respect to any Plan by the Company or any ERISA Affiliate. Neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA with respect to any

Multi-Employer Plans.



                  SECTION 5.12. Tax Returns and Payments. Each of the Company

and the Guarantor has filed all federal income tax returns and other tax returns, statements and reports (or obtained extensions with respect thereto)

which are required to be filed and has paid or deposited or made adequate provision in accordance with GAAP for the payment of all taxes (including estimated taxes shown on such returns, statements and reports) which are shown to be due pursuant to such returns, except for such taxes as are being contested in good faith and by proceedings.



                  SECTION 5.13. Environmental Matters. Each of the Company and

the Guarantor (a) possesses all environmental, health and safety licenses,

permits, authorizations, registrations, approvals and similar rights necessary under law or otherwise for the Company or the Guarantor to conduct its operations as now being conducted (other than those with respect to which the failure to possess or maintain would not, individually or in the aggregate for the Company or the Guarantor, have a Material Adverse Effect) and (b) each of such licenses, permits, authorizations, registrations, approvals and similar rights is valid and subsisting, in full force and effect and enforceable by the

Company or the Guarantor, and each of the Company and the Guarantor is in compliance with all terms, conditions or other provisions of such permits,

authorizations, registrations, approvals and similar rights except for such failure or noncompliance that, individually or in the aggregate for the Company or such Guarantor, would not have a Material Adverse Effect. Except as disclosed on Schedule 5.13, neither the Company nor the Guarantor has received any notices of any violation of, noncompliance with, or remedial obligation under,

Requirements of Environmental Laws (which violation or non-compliance has not been cured) and there are no writs, injunctions, decrees, orders or judgments outstanding, or lawsuits, claims, proceedings, investigations or inquiries pending or, to the knowledge of the Company or the Guarantor, threatened,

relating to the ownership, use, condition, maintenance or operation of, or conduct of business related to, any property owned, leased or operated by the

Company or the Guarantor or other assets of the Company or the Guarantor, other than those violations, instances of noncompliance, obligations, writs,

injunctions, decrees, orders, judgments, lawsuits, claims, proceedings,

investigations or inquiries that, individually or in the aggregate for the

Company or the Guarantor, would not have a Material Adverse Effect. Except as disclosed on Schedule 5.13, there are no material obligations, undertakings or liabilities arising out of or relating to Environmental Laws to which the

Company or the Guarantor has agreed, assumed or retained, or by which the

Company or the Guarantor is adversely affected, by contract or otherwise. Except as disclosed on Schedule 5.13, neither the Company nor the Guarantor has received a written notice or claim to the effect that such Person is or may be liable to any other Person as the result of a Release or threatened Release of a

Hazardous Material.



                  SECTION 5.14. Purpose of Loans. (a) The proceeds of the Loan will be used solely to finance operating expenditures and for certain capital investments of the Company made in the ordinary course of its business.



                  (b) None of the proceeds of the Loan will be used directly or indirectly for the purpose of purchasing or carrying any "margin stock" within the meaning of Regulation U (herein called "margin stock") or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry a margin stock.

                  SECTION 5.15. Franchises and Other Rights. Each of the Company

and the Guarantor has all franchises, permits, licenses and other authority as are necessary to enable it to carry on its businesses as now being conducted where the absence of such would have a Material Adverse Effect except those listed on Schedule 5.15 hereof. To the best of its knowledge, the Company is not in default in respect of any of such operating rights.



                  SECTION 5.16. Intentionally omitted.



                  SECTION 5.17. Solvency. After giving effect to the Loan

hereunder and all other indebtedness of the Company, the Company has (a) capital sufficient to carry on its businesses and transactions, (b) assets, the fair market value of which exceeds its consolidated liabilities (as reflected on the

Financials or on the financial statements most recently delivered to the

Lender), and (c) sufficient cash flow to pay its existing debts as they mature.



                  SECTION 5.18. Material Facts. There is no fact which the

Company has failed to disclose to the Lender in writing which will have a

Material Adverse Effect on or, so far as the Company can now foresee, will have a Material Adverse Effect on the assets, business, prospects, profits or condition (financial or otherwise) of the Company, the ability of the Company to perform its obligations under this Agreement, or the Guarantor. No information,

exhibit or report furnished by the Company to the Lender in connection with the negotiation of this Agreement contained any material misstatement of fact or omitted a material fact or any fact necessary to make the statement contained therein not materially misleading.



                  SECTION 5.19. Solvency. The Company is, and after giving

effect to the transactions contemplated under the Loan Documents will be,

solvent.



                  SECTION 5.20. Security Interests. The Security Documents

create valid security interests in the Collateral in favor of the Lender securing the Obligations and constitute perfected first priority security interests in the Collateral subject to no Liens other than Liens permitted by

Section 7.04.

                                   ARTICLE VI







                              AFFIRMATIVE COVENANTS







                  The Company covenants and agrees that on and after the date hereof and for so long as this Agreement is in effect and until the Obligations have been paid in full:



                  SECTION 6.01. Information Covenants. The Company will furnish to the Lender:



                  (a) As soon as available, and in any event within 45 days

after the close of each of the first three quarters in each fiscal year of the

Company, the consolidated and consolidating balance sheet of the Company and the

Guarantor as of the end of such quarterly period and the related consolidated and consolidating statements of income and cash flows for such quarterly period and for the portion of the fiscal year ended at the end of such quarter, setting forth, in each case, comparative consolidated figures for the related periods in the prior fiscal year, all of which shall be certified by the chief financial officer or chief executive officer of the Company as fairly presenting in all material respects, the financial position of the Company and the Guarantor as of the end of such period and the results of their operations for the period then ended in accordance with GAAP, subject to changes resulting from normal year-end audit adjustments.



                  (b) As soon as available, and in any event within 120 days after the close of each fiscal year of the Company, the audited consolidated and the unaudited consolidating balance sheets of the Guarantor and its subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders equity and cash flows for such fiscal year,

setting forth, in each case, comparative figures for the preceding fiscal year and certified by KPMG Peat Marwick, L.L.P. or other independent certified public accountants of recognized national standing, whose report shall be without limitation as to the scope of the audit and reasonably satisfactory in substance to the Lender.



                  (c) Immediately after any Responsible Officer of the Company obtains knowledge thereof, notice of:



                  (i) any material violation of, noncompliance with, or remedial obligations under, Requirements of Environmental Laws,



                  (ii) any material Release or threatened material Release of

Hazardous Materials affecting any property owned, leased or operated by the

Company or any of its Subsidiaries,



                  (iii) any event or condition which constitutes a Default or an

Event of Default,



                  (iv) any condition or event which, in the opinion of

management of the Company, would reasonably be expected to have a Material

Adverse Effect on the Company or the Guarantor,



                  (v) any Person having given any written notice to the Company or taken any other action with respect to a claimed material default or material adverse event under any material instrument or material agreement, and



                  (vi) the institution of any litigation which might reasonably be expected in the good faith judgment of the Company either to have a Material

Adverse Effect or result in a final, non-appealable judgment or award in excess of $1,000,000.00 with respect to any single cause of action, or the institution of any litigation of any kind by any party against the Company.



then, a notice of such event or condition will be delivered to the Lender specifying the nature and period of existence thereof and specifying the notice given or action taken by such Person and the nature of any such claimed default, event or condition and, in the case of an Event of Default or Default, what action has been taken, is being taken or is proposed to be taken with respect thereto.



                  (vii) Any default or condition which threatens or constitutes a default by Harbor Financial Mortgage Corporation under the Fannie Mae Mortgage

Selling and Servicing Agreement or any commitment relating thereto.



                  (d) At the time of the delivery of the financial statement provided for in Sections 6.01(a) and 6.01(b), a certificate of a Responsible

Officer to the effect that no Default or Event of Default exists or, if any

Default or Event of Default does exist, specifying the nature and extent thereof and the action that is being taken or that is proposed to be taken with respect thereto, which certificate shall set forth the calculations required to establish whether the Company was in compliance with the provisions of Sections

7.10 and 7.11 as at the end of such fiscal period or year, as the case may be.



                  (e) Upon request by the Lender such audits of the Company's procedures and policies and operations in respect of Environmental Laws as the

Lender may reasonably request.



                  (f) Promptly upon receipt thereof, a copy of any report or letter submitted to the Company by its independent accountants in connection with any regular or special audit of the Company's records.



                  (g) From time to time and with reasonable promptness, such other information or documents as the Lender may reasonably request.



                  SECTION 6.02. Books, Records and Inspections. The Company and

the Guarantor will maintain, and will permit, or cause to be permitted, any

Person designated by the Lender to visit and inspect any of the properties of the Company or the Guarantor, to examine the corporate books and financial records of the Company and the Guarantor and make copies thereof or extracts therefrom and to discuss the affairs, finances and accounts of any such corporations with the officers, employees and agents of the Company and the

Guarantor and with their independent public accountants, all at such reasonable times and as often as the Lender may request. Such inspections shall be made as often as the Lender reasonably requests, and shall be at the expense of the

Company up to $5,000.00 annually.



                  SECTION 6.03. Insurance and Maintenance of Properties. (a) The

Company and the Guarantor will keep reasonably adequately insured by financially sound and reputable insurers all of its material property, which is of a character, and in amounts and against such risks, usually and reasonably insured by similar Persons engaged in the same or similar businesses, including, without limitation, insurance against fire, casualty and any other hazards normally insured against. The Company and the Guarantor will at all times maintain insurance against its liability for injury to Persons or property, which insurance shall be by financially sound and reputable insurers and in such amounts and form as are customary for corporations of established reputation engaged in the same or a similar business and owning and operating similar properties, and shall annually provide the Lender a listing of all such insurance and such other certificates and other evidence thereof, as the Lender shall reasonably request. A listing of all presently existing policies of the

Company and the Guarantor is attached hereto as Schedule 6.03.



                  (b) The Company will cause all of its material properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all reasonably necessary repairs, renewals and replacements thereof, all as in the reasonable judgment of such Person may be reasonably necessary so that the business carried on in connection therewith may be properly conducted at all times.



                  (c) The Company will name the Lender as a loss payee on all of its insurance policies (other than public liability insurance policies).



                  SECTION 6.04. Payment of Taxes. The Company will pay and

discharge all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which penalties attach thereto, except for such amounts that are being contested in good faith and by appropriate proceedings.

                  SECTION 6.05. Corporate Existence. The Company will do all things necessary to preserve and keep in full force and effect (a) its corporate existence and (b) unless the failure to do so would not have a Material Adverse

Effect, the rights and franchises of the Company.



                  SECTION 6.06. Compliance with Statutes. The Company will

comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property, except to the extent the failure to do so would not reasonably be expected to have a Material Adverse Effect.



                  SECTION 6.07. ERISA. Immediately after any Responsible Officer of the Company or any of its Subsidiaries knows or has reason to know any of the following items are true the Company will deliver or cause to be delivered to the Lender a certificate of the chief financial officer of the Company setting forth details as to such occurrence and such action, if any, the Company or its

ERISA Affiliate is required or proposes to take, together with any notices required or proposed to be given to or filed with or by the Company or its ERISA

Affiliate with respect thereto; that a Reportable Event has occurred or that an application may be or has been made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard; that a Multiemployer

Plan has been or may be terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA; that any required contribution to a Plan or

Multiemployer Plan has not been or may not be timely made; that proceedings may be or have been instituted under Section 4069(a) of ERISA to impose liability on the Company or an ERISA Affiliate or under Section 4042 of ERISA to terminate a

Plan or appoint a trustee to administer a Plan; that the Company or any ERISA

Affiliate has incurred or may incur any liability (including any contingent or secondary liability) on account of the termination of or withdrawal from a Plan or a Multiemployer Plan; and that the Company or an ERISA Affiliate may be required to provide security to a Plan under Section 401(a)(29) of the Code; or

any other condition exists or may occur with respect to one or more Plans and/or

Multiemployer Plans.



                  SECTION 6.08. Fidelity Bond. The Guarantor shall at all times during the term hereof maintain a fidelity bond in an amount not less than

$2,000,000.00 per occurrence and $4,000,000.00 in the aggregate, net of any applicable deductible.





                                   ARTICLE VII







                               NEGATIVE COVENANTS







                  The Company covenants and agrees that, unless the Lender shall have otherwise given its written consent, on and after the date hereof and for so long as this Agreement is in effect and until the Indebtedness is paid in full.



                  SECTION 7.01. Change in Business. The Company will not engage in any businesses not of the same general type as those conducted by the Company on the Closing Date.



                  SECTION 7.02. Consolidation, Merger or Sale of Assets. The

Company will not wind up, liquidate or dissolve their affairs, or enter into any transaction of merger or consolidation, or sell or otherwise dispose of all or any part of their property or assets (other than sales of inventory and surplus or obsolete assets in the ordinary course of business provided that any disposal does not prejudice the Lender in any way), including the capital stock of any subsidiary, or purchase, lease or otherwise acquire (in one or a series of related transactions) all or any part of the property or assets of any Person or all of the capital stock of any Person. The Company will not permit any of its subsidiaries to wind up, liquidate or dissolve their affairs, or enter into any transaction of merger or consolidation, or sell or otherwise dispose of any capital stock of any subsidiary, or purchase, lease or otherwise acquire (in one or a series of related transactions) all or any part of the property or assets of any Person or all of the capital stock of any Person.



                  SECTION 7.03. Indebtedness. The Company will not create, incur, assume or permit to exist any indebtedness except:



                  (a)      Indebtedness existing hereunder;



                  (b) long term indebtedness or unsecured short term

indebtedness not to exceed in the aggregate $5,000,000.00;



                  (c) guarantees of any indebtedness of any Person not to exceed in the aggregate $5,000,000.00 other than (e) below;



                  (d) $60,000,000.00 Capital Note from FirstCity Commercial

Corporation to FirstCity Financial Corporation; and



                  (e) guarantee of indebtedness of FirstCity Commercial

Corporation of Guarantor's debt to Bank of Scotland under a Revolving Credit

Agreement dated 4/8/98.



                  SECTION 7.04. Liens. The Company will not create, incur,

assume or suffer to exist any Lien upon or with respect to any of its property or assets of any kind whether now owned or hereafter acquired (nor will they covenant with any other Person not to grant such a Lien to the Lender), except



                  (a) Liens existing on the Closing Date and listed on Schedule

7.04(a);



                  (b) Liens for taxes or assessments or other governmental

charges or levies, either not yet due and payable or being contested in good faith and by appropriate proceedings for which adequate reserves have been established;



                  (c) Liens securing long term indebtedness permitted under

Section 7.03(b) above; and



                  (d) any renewal, extension or replacement of any Lien referred to in subparagraph (a) above; provided, that no Lien arising or existing as a result of such extension, renewal or replacement shall be extended to cover any property not theretofore subject to the Lien being extended, renewed or replaced, and provided further, the principal amount of the indebtedness secured thereby shall not exceed the principal amount of the indebtedness so secured at the time of such extension, renewal or replacement.



                  SECTION 7.05. Intentionally omitted.



                  SECTION 7.06. Intentionally omitted.



                  SECTION 7.07. Change in Accounting. The Company will not

change its method of accounting except for (a) immaterial changes permitted by

GAAP in which the Company's auditors concur or (b) changes required by GAAP. The

Company shall advise the Lender in writing promptly upon making any material change to the extent same is not disclosed in the financial statements required under Section 6.01 hereof.



                  SECTION 7.08. Intentionally omitted.



                  SECTION 7.09. Transactions with Affiliates. The Company will not, directly or indirectly, engage in any transaction with any Affiliate,

including the purchase, sale or exchange of assets or the rendering of any service, except in the ordinary course of business or pursuant to the reasonable requirements of its business and, in each case, upon terms that are no less favorable than those which might be obtained in an arm's-length transaction at the time from non-Affiliates.



                  SECTION 7.10. Minimum Tangible Net Worth. The Company will not permit its Tangible Net Worth during the term hereof to be less than

$5,000,000.00.



                  SECTION  7.11. Intentionally Omitted



                  SECTION 7.12 The Company shall not permit the sale by Harbor

Financial Mortgage Corporation of the Servicing Rights related to the Mortgage

Loans without the express written consent of Lender.

                                  ARTICLE VIII







                         EVENTS OF DEFAULT AND REMEDIES







                  SECTION 8.01. Events of Default. The following events shall constitute Events of Default ("Events of Default") hereunder:



                  (a) any installment of principal or payment of interest on the

Note or any payment of any Fee shall not be paid on the date on which such payment is due and such failure is not remedied within five (5) days; or



                  (b) any representation or warranty made or, for purposes of

Article V, deemed made by the Company or the Guarantor herein or in any of the

Loan Documents or other document, certificate or financial statement delivered in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect when made or deemed made or reaffirmed,

as the case may be; or



                  (c) the Company shall fail to perform or observe any duty or covenant contained in Article VII hereof; or



                  (d) the Company or the Guarantor shall fail to perform or

observe any duty or covenant contained in this Agreement other than in Article

VII, or in any of the Loan Documents, and such failure is not remedied within thirty (30) days; or



                  (e) the Company shall (i) fail to make (whether as primary obligor or as guarantor or other surety) any principal payment of or interest or premium, if any, on any instrument of indebtedness allowed hereunder (other than the Note) outstanding beyond any period of grace provided with respect thereto or (ii) shall fail to duly observe, perform or comply with any agreement with any Person or any term or condition of any instrument of indebtedness in excess of $500,000.00, if such failure causes such obligations to become due prior to any stated maturity; or



                  (f) an involuntary proceeding shall be commenced or an

involuntary petition shall be filed in a court of competent jurisdiction seeking

(i) relief in respect of the Company or the Guarantor, or of a substantial part of the property or assets of the Company or the Guarantor, under Title 11 of the

United States Code, as now or hereafter in effect, or any successor thereto (the

"Bankruptcy Code"), or any other federal or state bankruptcy, insolvency,

receivership or similar law, (ii) the appointment of a receiver, trustee,

custodian, sequestrator, conservator or similar official for the Company or the

Guarantor for a substantial part of the property or assets of the Company or the

Guarantor or (iii) the winding-up or liquidation of the Company or the

Guarantor; and such proceeding or petition shall continue undismissed for sixty

60 days or an order or decree approving or ordering any of the foregoing shall be entered; or



                  (g) the Company or the Guarantor shall (i) voluntarily

commence any proceeding or file any petition seeking relief under the Bankruptcy

Code or any other federal or state bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (e) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or the Guarantor or for a substantial part of the property or assets of the Company or the Guarantor, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or

(vii) take any action for the purpose of effecting any of the foregoing; or



                  (h) a judgment or order, which with other outstanding

judgments and orders against the Company or the Guarantor equal or exceed

$1,000,000.00 in the aggregate (to the extent not covered by insurance as to which the respective insurer has acknowledged coverage), shall be entered against the Company or the Guarantor and (i) within thirty (30) days after entry thereof such judgment shall not have been paid or discharged or execution thereof stayed pending appeal or, within thirty (30) days after the expiration of any such stay, such judgment shall not have been paid or discharged or (ii)

any enforcement proceeding shall have been commenced (and not stayed) by any creditor or upon such judgment; or



                  (i) the occurrence of a change which has a Material Adverse

Effect, in the opinion of the Lender, (A) in the financial condition, business or operations of the Company or the Guarantor (B) in the ability of the Company to make payment hereunder or under the Note or the right of the Lender to enforce any of its remedies to collect any amounts owing under the Loan

Documents; or



                  (j) a Change of Control with respect to FirstCity Financial

Corporation shall occur.



                  SECTION 8.02. Primary Remedies. In any such event, and at any time after the occurrence of any of the above described events, the Lender may,

by written notice to the Company (a "Notice of Default") take any or all of the following actions to enforce any other rights it may have against the Company;

provided, that if an Event of Default specified in Section 8.01(f) or Section

8.01(g) shall occur, the following shall occur automatically without the giving of any Notice of Default: (a) declare the principal of and any accrued and unpaid interest, and all obligations owing hereunder, to be, whereupon the same shall become, forthwith due and payable without presentment, demand, notice of demand or of dishonor and non-payment, protest, notice of protest, notice of intent to accelerate, declaration or notice of acceleration or any other notice of any kind, all of which are hereby waived by the Company; and (b) exercise any rights or remedies under any document securing any of the Loan Documents.



                  SECTION 8.03. Other Remedies. Upon the occurrence and during the continuance of any Event of Default and after a Notice of Default, the

Lender may proceed to protect and enforce its rights, either by suit in equity or by action at law or both, whether for the specific performance of any covenant or agreement contained in this Agreement or in any other Loan Document or in aid of the exercise of any power granted in this Agreement or in any other

Loan Document; or may proceed to enforce the payment of all amounts owing to the

Lender under the Loan Documents and any accrued and unpaid interest thereon in the manner set forth herein or therein; it being intended that no remedy conferred herein or in any of the other Loan Documents is to be exclusive of any other remedy, and each and every remedy contained herein or in any other Loan

Document shall be cumulative and shall be in addition to every other remedy given hereunder and under the other Loan Documents or now or hereafter existing at law or in equity or by statute or otherwise.





                                   ARTICLE IX







                                  MISCELLANEOUS







                  SECTION 9.01. Amendments. No amendment or waiver of any

provision of this Agreement, the Note or any other Loan Document, nor consent to any departure by the Company herefrom or therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company, as to amendments, and by the Lender in all cases, and then, in any case, such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.



                  SECTION 9.02. Notices. Except with respect to telephone

notifications specifically permitted pursuant to Article II, all notices,

consents, requests, approvals, demands and other communications provided for herein shall be in writing (including telecopy communications) and mailed,

telecopied, sent by overnight courier or delivered:

                  (a)      If to the Company:



                           FirstCity Commercial Corporation

                           P.O. Box 8216

                           6400 Imperial Drive

                           Waco, Texas 76714

                           Telecopy No: (817) 751-1208



                           Attention:       Mr. James C. Holmes



                  (b)      If to the Lender:



                           CFSC Capital Corp. XXX

                           6000 Clearwater Drive

                           Minnetonka, Minnesota 55343-9497

                           Telecopy No: (612) 984-3905



                           Attention:       Mr. Jeffrey A. Parker
                           with copies to:



                           Cargill Financial Services Corporation

                           6000 Clearwater Drive

                           Minnetonka, Minnesota 55343-9497

                           Telecopy No:  (612) 984-3898



                           Attention:       Ms. Laura H. Witte



or, in the case of any party hereto, such other address or telecopy number as such party may hereafter specify for such purpose by notice to the other parties.



                  All communications shall, when mailed, telecopied or

delivered, be effective when mailed by certified mail, return receipt requested to any party at its address specified above, or telecopied to any party to the telecopy number set forth above, or delivered personally to any party at its address specified above; provided, that communications to the Lender pursuant to

Article II shall not be effective until actually received by the Lender.



                  SECTION 9.03. No Waiver; Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder, under the Note or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, or any abandonment or discontinuance of any steps to enforce such right, preclude any other or further exercise thereof or the exercise of any other right. No notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances. The remedies herein are cumulative and not exclusive of any other remedies provided by law, at equity or in any other agreement.



                  SECTION 9.04. Costs, Expenses and Taxes. The Company agrees to pay on demand: (a) all reasonable out-of-pocket costs and expenses of the Lender in connection with the preparation, execution and delivery of this Agreement,

the Note, the other Loan Documents and the other documents to be delivered hereunder, including the reasonable fees and out-of-pocket expenses of counsel for the Lender with respect thereto and with respect to advising the Lender as to its rights and responsibilities under this Agreement, the Note and the other

Loan Documents, and any modification, supplement or waiver of any of the terms of this Agreement or any other Loan Document, (b) all reasonable costs and expenses of the Lender and any other holder of an interest in the Note, and the

Obligations of the Company hereunder and under the Loan Documents, including reasonable legal fees and expenses, in connection with a default or the enforcement of this Agreement, the Note and the other Loan Documents and (c)

reasonable costs and expenses incurred in connection with third party professional services required by the Lender such as appraisers, environmental consultants, accountants or similar Persons; provided, that prior to any Event of Default hereunder, the Lender will first obtain the consent of the Company to such expense, which consent shall not be unreasonably withheld. Without prejudice to the survival of any other obligations of the Company hereunder and under the Note, the obligations of the Company under this Section shall survive the termination of this Agreement or the replacement of the Lender and the assignment of the Note.



                  SECTION 9.05. Indemnity. (a) The Company shall indemnify the

Lender and each Affiliate thereof and their respective directors, officers,

employees and agents from, and hold each of them harmless against, any and all losses, liabilities, claims or damages (including reasonable legal fees and expenses) to which any of them may become subject, insofar as such losses,

liabilities, claims or damages arise out of or result from any actual or proposed use by the Company of the proceeds of any extension of credit hereunder or any investigation, litigation or other proceeding (including any threatened investigation or proceeding) relating to the foregoing or any of the other Loan

Documents, and the Company shall reimburse the Lender and each Affiliate thereof and their respective directors, officers, employees and agents, upon demand for any expenses (including legal fees) reasonably incurred in connection with any such investigation or proceeding; but excluding any such losses, liabilities,

claims, damages or expenses incurred by reason of the gross negligence or willful misconduct of the Person to be indemnified.



                  (B) WITHOUT LIMITING ANY PROVISION OF THIS AGREEMENT, IT IS

THE EXPRESS INTENTION OF THE PARTIES HERETO THAT EACH PERSON TO BE INDEMNIFIED

HEREUNDER OR THEREUNDER SHALL BE INDEMNIFIED AND HELD HARMLESS AGAINST ANY AND

ALL LOSSES, LIABILITIES, CLAIMS OR DAMAGES: (I) ARISING OUT OF OR RESULTING FROM

THE ORDINARY SOLE OR CONTRIBUTORY NEGLIGENCE OF SUCH PERSON OR (II) IMPOSED UPON

SAID PARTY UNDER ANY THEORY OR STRICT LIABILITY. Without prejudice to the survival of any other obligations of the Company hereunder and under the other

Loan Documents, the obligations of the Company under this Section shall survive the termination of this Agreement and the other Loan Documents and the payment of the Obligations or the assignment of the Note.



                  SECTION 9.06. Right of Setoff. If any Event of Default shall have occurred and be continuing, the Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits held and other indebtedness owing by the Lender, or any

Affiliate, to or for the credit or the account of the Company against any and all the Obligations of the Company now or hereafter existing under this

Agreement and the other Loan Documents and other obligations of the Company held by the Lender, irrespective of whether or not the Lender shall have made any demand under this Agreement, its Note or the Obligations and although the

Obligations may be unmatured. The rights of the Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which the Lender may have.



                  SECTION 9.07. Governing Law. This Agreement, the Note, the

other Loan Documents and all other documents executed in connection herewith shall be deemed to be contracts and agreements executed by the Company and the

Lender under the laws of the State of Minnesota and of the United States of

America and for all purposes shall be construed in accordance with, and governed by, the laws of said state and of the United States of America. Without limitation of the foregoing, nothing in this Agreement, or in the Note or in any other Loan Document shall be deemed to constitute a waiver of any rights which the Lender may have under applicable federal legislation relating to the amount of interest which the Lender may contract for, take, receive or charge in respect of the Loan and the Loan Documents, including any right to take,

receive, reserve and charge interest at the rate allowed by the law of the state where the Lender is located.

                  SECTION 9.08. Interest. Each provision in this Agreement and each other Loan Document is expressly limited so that in no event whatsoever shall the amount paid, or otherwise agreed to be paid, to the Lender or charged,

contracted for, reserved, taken or received by the Lender, for the use,

forbearance or detention of the money to be loaned under this Agreement or any

Loan Document or otherwise (including any sums paid as required by any covenant or obligation contained herein or in any other Loan Document which is for the use, forbearance or detention of such money), exceed that amount of money which would cause the effective rate of interest to exceed the Highest Lawful Rate,

and all amounts owed under this Agreement and each other Loan Document shall be held to be subject to reduction to the effect that such amounts so paid or agreed to be paid, charged, contracted for, reserved, taken or received which are for the use, forbearance or detention of money under this Agreement or such

Loan Document shall in no event exceed that amount of money which would cause the effective rate of interest to exceed the Highest Lawful Rate. Anything in the Note or any other Loan Document to the contrary notwithstanding, the Company shall not be required to pay unearned interest on the Note and the Company shall not be required to pay interest on the Obligations at a rate in excess of the

Highest Lawful Rate, and if the effective rate of interest which would otherwise be payable under the Note and such Loan Documents would exceed the Highest

Lawful Rate, or if the holder of the Note shall receive any unearned interest or shall receive monies that are deemed to constitute interest which would increase the effective rate of interest payable by the Company under the Note and the other Loan Documents to a rate in excess of the Highest Lawful Rate, then (a)

the amount of interest which would otherwise be payable by the Company shall be reduced to the amount allowed under applicable law and (b) any unearned interest paid by the Company or any interest paid by the Company in excess of the Highest

Lawful Rate shall in the first instance be credited on the principal of the obligations of the Company (or if all such obligations shall have been paid in full, refunded to the Company). It is further agreed that, without limitation of the foregoing, all calculations of the rate of interest contracted for,

reserved, taken, charged or received by the Lender under the Note and the

Obligations and under the other Loan Documents are made for the purpose of determining whether such rate exceeds the Highest Lawful Rate, and shall be made, to the extent permitted by usury laws applicable to the Lender, by amortizing, prorating and spreading in equal parts during the period of the full stated term of the Note and this Agreement and all interest at any time contracted for, charged or received by the Lender in connection therewith.



                  SECTION 9.09. Survival of Representations and Warranties. All

representations, warranties and covenants contained herein or made in writing by the Company in connection herewith and the other Loan Documents shall survive the execution and delivery of this Agreement, the Note and the other Loan

Documents, the termination of the Loan Documents and will bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not.



                  SECTION 9.10. Successors and Assigns; Participations. (a) All

covenants, promises and agreements by or on behalf of the Company or the Lender that are contained in this Agreement shall bind and inure to the benefit of their respective permitted successors and assigns. The Company may not assign or transfer any of its rights or obligations hereunder.



                  (b) The Lender may assign to or sell participations to one or more banks of all or a portion of its rights and obligations under this

Agreement and the other Loan Documents; provided, that the participating banks or other entities shall be entitled to the cost protection provisions contained in Article II and Section 9.04 and the Company shall continue to deal solely and directly with the Lender in connection with its rights and obligations under this Agreement and the other Loan Documents. Except with respect to cost protections provided to a participant pursuant to this paragraph and the items listed in Section 9.01 hereof, no participant shall be a third party beneficiary of this Agreement nor shall it be entitled to enforce any rights provided to the

Lender against the Company under this Agreement.



                  (c) With the prior written consent of the Company and the

Lender (which consent shall not be unreasonably withheld), the Lender may assign to one or more other Eligible Assignees all or a portion of its interests,

rights, and obligations under this Agreement and the other Loan Documents;

provided, however, that (i) each such assignment shall be in a minimum principal amount of not less than $1,000,000.00 and shall be of a constant, and not a varying, percentage of all the Lender's rights and obligations under this

Agreement, (ii) the parties to each such assignment shall execute and deliver to the Lender, for its acceptance, an Assignment and Acceptance in form and substance satisfactory to the Lender (an "Assignment and Acceptance") and the

Note subject to such assignment and (iii) no assignment shall be effective until receipt by the Lender of a reasonable service fee in respect of said assignment equal to $2,000.00. Upon such execution, delivery, acceptance and recording,

from and after the effective date specified in each Assignment and Acceptance,

which effective date shall be at least five (5) Business Days after the execution thereof unless otherwise agreed to by the Lender and the Eligible

Assignee thereunder (x) the Eligible Assignee thereunder shall be a party hereto and to the other Loan Documents and, to the extent provided in such Assignment and Acceptance, have the rights and obligations of the Lender hereunder and under the other Loan Documents and (y) the Lender thereunder shall, to the extent provided in such Assignment and Acceptance, be released from its obligations under this Agreement and the other Loan Documents (and, in the case of an Assignment and Acceptance covering all of the remaining portion of the

Lender's rights and obligations under this Agreement and the other Loan

Documents, the Lender shall cease to be a party hereto).



                  (d) Notwithstanding any other provision herein, the Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section disclose to the assignee or participant or proposed assignee or participant, any information relating to the

Company furnished to the Lender by or on behalf of the Company.



                  SECTION 9.11. Confidentiality. The Lender agrees to exercise its best efforts to keep any information delivered or made available by the

Company to it which is clearly indicated to be confidential information,

confidential from anyone other than Persons employed or retained by the Lender who are or are expected to become engaged in evaluating, approving, structuring or administering the Loans; provided that nothing herein shall prevent any

Lender from disclosing such information (a) pursuant to subpoena or upon the order of any court or administrative agency, (b) upon the request or demand of any regulatory agency or authority having jurisdiction over the Lender, (c)

which has been publicly disclosed, (d) to the extent reasonably required in connection with any litigation to which the Lender, the Company or its respective Affiliates may be a party, (e) to the extent reasonably required in connection with the exercise of any remedy hereunder, (f) to the Lender's legal counsel and independent auditors and (g) to any actual or proposed participant or assignee of all or part of its rights hereunder which has agreed in writing to be bound by the provisions of this Section. The Lender will promptly notify the Company of any information that it is required or requested to deliver pursuant to clause (b) or (c) of this Section and, if the Company is a party to any such litigation, clause (e) of this Section .



                  SECTION 9.12. Separability. Should any clause, sentence,

paragraph or Section of this Agreement be judicially declared to be invalid,

unenforceable or void, such decision will not have the effect of invalidating or voiding the remainder of this Agreement, and the parties hereto agree that the part or parts of this Agreement so held to be invalid, unenforceable or void will be deemed to have been stricken herefrom and the remainder will have the same force and effectiveness as if such part or parts had never been included herein.



                  SECTION 9.13. Execution in Counterparts. This Agreement may be

executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.



                  SECTION 9.14. Interpretation. (a) In this Agreement, unless a clear contrary intention appears:



                    (i) the singular number includes the plural number and vice versa;



                    (ii) reference to any gender includes each other gender;



                    (iii) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;



                    (iv) reference to any Person includes such Person's

successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually, provided that nothing in this clause is intended to authorize any assignment not otherwise permitted by this Agreement;



                    (v) except as expressly provided to the contrary herein,

reference to any agreement, document or instrument (including this Agreement)

means such agreement, document or instrument as amended, supplemented or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof, and reference to the Note or other note includes the Note issued pursuant hereto in extension or renewal thereof and in substitution or replacement therefor;



                    (vi) unless the context indicates otherwise, reference to

any Article, Section, Schedule or Exhibit means such Article or Section hereof or such Schedule or Exhibit hereto;



                    (vii) the words "including" (and with correlative meaning

"include") means including, without limiting the generality of any description preceding such term;



                    (viii) with respect to the determination of any period of

time, except as expressly provided to the contrary, the word "from" means "from and including" and the word "to" means "to but excluding"; and



                    (ix) reference to any law, rule or regulation means such as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.



                  (b) The Article and Section headings herein and the Table of

Contents are for convenience only and shall not affect the construction hereof.

                  (c) No provision of this Agreement shall be interpreted or construed against any Person solely because that Person or its legal representative drafted such provision.



                  SECTION 9.15. SUBMISSION TO JURISDICTION. (A) ANY LEGAL ACTION

OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS MAY BE

BROUGHT IN THE COURTS OF THE STATE OF MINNESOTA, IN HENNEPIN COUNTY OR ELSEWHERE

OR OF THE UNITED STATES FOR THE DISTRICT OF MINNESOTA AND, BY EXECUTION AND

DELIVERY OF THIS AGREEMENT, THE COMPANY HEREBY IRREVOCABLY ACCEPTS FOR ITSELF

AND IN RESPECT OF ITS PROPERTY, UNCONDITIONALLY, THE JURISDICTION OF THE

AFORESAID COURTS WITH RESPECT TO ANY SUCH ACTION OR PROCEEDING.







                  (B) THE COMPANY HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH

IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID

ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT

BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (A) ABOVE AND HEREBY FURTHER

IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY

SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN

INCONVENIENT FORUM.







                  SECTION 9.16. WAIVER OF JURY TRIAL. THE COMPANY HEREBY WAIVES,

TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A TRIAL BY JURY IN ANY

ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR

UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN

THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR ARISING FROM OR RELATING TO

ANY LENDING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREES,

TO THE EXTENT PERMITTED BY APPLICABLE LAW, THAT ANY SUCH ACTION OR PROCEEDING

SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.







                  SECTION 9.17. FINAL AGREEMENT OF THE PARTIES. THIS AGREEMENT

(INCLUDING THE SCHEDULES AND EXHIBITS HERETO), THE NOTE AND THE OTHER LOAN

DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES RELATING TO THE

SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF

PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE

NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

                  IN WITNESS WHEREOF, the parties hereto have caused this

Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.





  FIRSTCITY COMMERCIAL  CORPORATION



  By:   /s/ James C. Holmes

        -----------------------------

  Name: James C. Holmes

  Title: Senior Vice President







  CFSC CAPITAL CORP. XXX





  By:   /s/ Jeffery D. Leu

        -----------------------------

  Name: Jeffery D. Leu

  Title: President

                                  Exhibit 2.02

                                 Exhibit 5.04

                                 Exhibit 7.04(a)

                                  Exhibit 5.06









                                      None

                                  Exhibit 5.13

                                  Exhibit 5.15









                                      None

                                  Exhibit 6.03

                                 Exhibit 7.04(a)

                                 LOAN AGREEMENT



                                BANK OF SCOTLAND



                                     LOAN TO



                         FIRSTCITY FINANCIAL CORPORATION









                                  APRIL 8, 1998

















HOFS02...:\92\54892\0011\1612\AGR8068M.030

                           TABLE OF CONTENTS



                                                                    PAGE







1..............................................1.DEFINITIONS AND TERMS.1



      1.1.........................................................GAAP13



      1.2.....................................................BORROWER13



      1.3........................................RULES OF CONSTRUCTION13





2................................................LOANS - GENERAL TERMS14



      2.1...............................................REVOLVING LOAN14



      2.2.....................................MAXIMUM PRINCIPAL AMOUNT14



      2.3..........................MATURITY DATE; TERMINATION OF LOANS16



      2.4..........................AUTHORIZED DISBURSEMENT OF PROCEEDS16



      2.5..........................................BORROWING PROCEDURE17



      2.6...............................................INTEREST RATE.17



      2.7..............................................CHANGE OF LAWS.18



      2.8...........................................REGULATORY CHANGES18



      2.9...................ADVANCES PRIOR TO LIBOR RATE DETERMINATION18



      2.10..........................EURODOLLAR ADVANCES AND CONVERSION18



      2.11....................................INTEREST PERIOD ELECTION19



      2.12........................................................FEES19



      2.13.......................................................USURY20





3........................................................PAYMENT TERMS20



      3.1......................LOAN ACCOUNT; METHOD OF MAKING PAYMENTS20



      3.2............................................INTEREST PAYMENTS21

      3.3...........................................PRINCIPAL PAYMENTS21



      3.4.............................................PLACE OF PAYMENT21



      3.5...........................PAYMENT ON MATURITY AND PREPAYMENT21



      3.6..............................ADVANCES TO CONSTITUTE ONE LOAN22



      3.7......................APPLICATION OF PAYMENTS AND COLLECTIONS22



      3.8...........................................MONTHLY STATEMENTS23





4.................................................ANCILLARY AGREEMENTS23



      4.1...................................................GUARANTIES23



      4.2.......................................NOTE PLEDGE AGREEMENTS23



      4.3......................................STOCK PLEDGE AGREEMENTS23





5....................GENERAL WARRANTIES, REPRESENTATIONS AND COVENANTS24



      5.1.......................GENERAL REPRESENTATIONS AND WARRANTIES24



      5.2..............REAFFIRMATION OF WARRANTIES AND REPRESENTATIONS32



      5.3...................SURVIVAL OF WARRANTIES AND REPRESENTATIONS32





6..................................COVENANTS AND CONTINUING AGREEMENTS33



      6.1..........................................FINANCIAL COVENANTS33



      6.2........................................AFFIRMATIVE COVENANTS33



      6.3...........................................NEGATIVE COVENANTS37



      6.4.............................................REQUIRED NOTICES41



      6.5............................................PAYMENT OF CLAIMS42



      6.6........................................YEAR 2000 COMPLIANCE.43





7..............................................................DEFAULT43



      7.1...........................................EVENTS OF DEFAULT.43

      7.2..........................................REMEDIES CUMULATIVE46



      7.3.................................................ACCELERATION46



      7.4.....................................................REMEDIES47



      7.5............................................INJUNCTIVE RELIEF47



      7.6............................ADVANCES DURING UNMATURED DEFAULT47





8.................................CONDITIONS PRECEDENT TO DISBURSEMENT47



      8.1..............................................CHECKLIST ITEMS47



      8.2............................................NECESSARY ACTIONS47



      8.3.........................................CONDITIONS PRECEDENT47





9..............................................................GENERAL48



      9.1........................................COMPLIANCE WITH ERISA48



      9.2........................................................COSTS54



      9.3....................................................STATEMENT54



      9.4......................................................NOTICES54



      9.5.......................................AMENDMENTS AND WAIVERS55



      9.6.......................NO IMPLIED WAIVER; REMEDIES CUMULATIVE55



      9.7.................................................SEVERABILITY56



      9.8............................INCORPORATION OF OTHER AGREEMENTS56



      9.9...................................................ACCEPTANCE57



      9.10...................................................KNOWLEDGE57



      9.11..........................................WAIVER BY BORROWER57



      9.12...............................................GOVERNING LAW57



      9.13........................................WAIVER OF MARSHALING58



      9.14...........................................LIMITATION BY LAW58

      9.15..................SURVIVAL OF REPRESENTATIONS AND WARRANTIES58



      9.16..........................................SERVICE OF PROCESS58



      9.17...................................REPRESENTATION BY COUNSEL58



      9.18.............................................RELEASE OF BANK58



      9.19........................................INVALIDATED PAYMENTS59



      9.20....................................................HEADINGS59



      9.21................................................COUNTERPARTS59



      9.22...............................................FAX EXECUTION59



      9.23................................NO THIRD PARTY BENEFICIARIES59



      9.24...........................................DOMICILE OF LOANS60



      9.25............................................ENTIRE AGREEMENT60



      9.26................................................CONSTRUCTION60



      9.27......................................SUCCESSORS AND ASSIGNS60



      9.28..............................................TEXAS LANGUAGE60



      9.29.....................................WAIVER OF TRIAL BY JURY61

                             LOAN AGREEMENT





      THIS LOAN AGREEMENT (this "AGREEMENT"), dated for reference purposes only as of April 8 , 1998 by and between Bank of Scotland, acting through its branch in New York, New York ("BANK"), a foreign banking corporation incorporated under the laws of Scotland with its principal place of business at 565 Fifth Avenue,

New York, NY 10017, and FirstCity Financial Corporation, a Delaware corporation

("BORROWER"), with its principal place of business at 6400 Imperial Drive, P.O.

Box 8216, Waco, Texas 76714.





                               RECITALS:



      A. Borrower has requested and Bank has agreed to provide Borrower with a revolving credit facility in an amount not to exceed Fifty Million Dollars

($50,000,000) (the "LOANS").



      B. Borrower intends to use the proceeds of the Loans to make loans and other financial accommodations to its Affiliates.



      C. The Loans will be secured by a pledge of all of Borrower's assets,

including the stock or other equity interests of corporations and partnerships owned by Borrower.



      D. The parties deem it to be in their best interest to set forth their mutual agreements herein.



      NOW THEREFORE, in consideration of any loan, advance, extension of credit and/or other financial accommodation at any time made by Bank to or for the benefit of Borrower, and of the promises set forth herein, the parties hereto agree as follows:





1.          DEFINITIONS AND TERMS.



      1.1 Definitions. The following words, terms and/or phrases shall have the meanings set forth thereafter and such meanings shall be applicable to the singular and plural form thereof, giving effect to the numerical difference.



            (a) "ADVANCE": any loan of monies made by Bank to Borrower pursuant to the terms of Section 2.1.



            (b) "ADVANCE DATE": with respect to each Advance, the Business Day upon which the proceeds of such Advance are to made available to Borrower.

            (c) "AFFILIATE": any Person (i) in which Borrower, one or more equity interest holders owning twenty-five percent (25%) or more of the total equity interest of Borrower, any Subsidiary, and/or any Parent,

      individually, jointly and/or severally, now or at any time or times hereafter, has or have an equity or other ownership interest equal to or in excess of twenty-five percent (25%) of the total equity of or other ownership interest in such Person; and/or (ii) which directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with Borrower; and/or (iii) any officer or director of Borrower or any Primary Obligor. For purposes of this definition, "CONTROL" shall mean the possession, directly or indirectly,

      of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Stock, by contract or otherwise, and in any case shall include direct or indirect ownership

      (beneficially or of record) of, or direct or indirect power to vote, 25%

      or more of the outstanding shares of any class of capital stock of such

      Person (or in the case of a Person that is not a corporation, 25% or more of any class of equity interest).



            (d) "AGREEMENT": this Loan Agreement, together with all amendments,

      modifications, extensions, supplements, restatements replacements and extensions hereto or hereof.



            (e) "AGREEMENT AND ESTOPPEL CERTIFICATE": an agreement and estoppel certificate executed and delivered by each maker of a Pledged Note, in form and substance acceptable to Bank, in its sole and exclusive discretion.



            (f) "AND/OR": one or the other or both, or any one or more or all,

      of the things or Persons in connection with which the conjunction is used.



            (g) "ASSETS": any and all real, personal and intangible property of a Person, including, without limitation, accounts, chattel paper, contract rights, letters of credit, instruments and documents, equipment, general intangibles, inventory, leases, options, licenses, and real property,

      whether now existing or hereafter acquired or arising.



            (h) "BANK": Bank of Scotland, a foreign banking corporation incorporated under the laws of Scotland, and its successors and assigns.



            (i) "BOOK VALUE": the meaning set forth in Section 2.2(b).



            (j) "BORROWER": FirstCity Financial Corporation, a Delaware

      corporation, and its permitted successors and assigns.



            (k) "BORROWER'S LIABILITIES": all obligations and liabilities of

      Borrower to Bank under the terms of this Agreement, the Security

      Agreement, the Note Pledge Agreements, the Stock Pledge Agreements and the other Loan Documents, and all extensions and renewals or refinancing thereof, whether such obligation or liability is direct or indirect,

      secured or unsecured, joint or several, absolute or contingent, due or to become due, whether for payment or performance, whether heretofore arising, now existing or hereafter arising, however evidenced, created,

      incurred, acquired or owing and whether now contemplated or hereafter arising. Without limitation of the foregoing, such liability and obligations include the principal amount of Loans, interest, fees,

      indemnities or expenses under this Agreement and all other Loan Documents,

      and all extensions, renewals and refinancing thereof, whether or not such

      Loans were made in compliance with the terms and conditions of this

      Agreement or in excess of the obligation of Bank to lend. Borrower's

      Liabilities shall remain Borrower's Liabilities, notwithstanding any assignment or transfer or any subsequent assignment or transfer of any of the Borrower's Liabilities or any interest therein.



            (l) "BORROWER'S OBLIGATIONS": all terms, conditions, warranties,

      representations, agreements, undertakings, covenants and provisions (other than Borrower's Liabilities) to be performed, discharged, kept, observed or complied with by Borrower to or for the benefit of Bank, under the terms of this Agreement and all other Loan Documents, and all extensions and renewals or refinancing thereof, whether such obligation is direct or indirect, secured or unsecured, joint or several, absolute or contingent,

      due or to become due, whether heretofore arising, now existing or hereafter arising, however evidenced, created, incurred, acquired or owing and whether now contemplated or hereafter arising. Borrower's Obligations shall remain Borrower's Obligations, notwithstanding any assignment or transfer or any subsequent assignment or transfer of any of the Borrower's

      Obligations or any interest therein.



            (m) "BORROWING BASE": the meaning set forth in Section 2.2(b).



            (n) "BORROWING BASE CERTIFICATE": the certificate delivered by

      Borrower to Bank in accordance with the provisions of Section 6.2(c)(vi).



            (o) "BORROWING REQUEST": a request for an Advance setting forth the information required pursuant to Section 2.5(a).



            (p) "BUSINESS DAY": (i) For all purposes other than as covered by clause (ii) hereof, any day, other than a Saturday, Sunday, a day that is a legal holiday under the laws of the State of Illinois, the State of New

      York, and the State of Texas or any other day on which banking institutions located in the State of Illinois, the State of New York and the State of Texas are authorized or required by law or other governmental action to close; and (ii) with respect to determinations in connection with, and payments of principal and interest in Eurodollar Advances, any day
            which is a Business Day described in clause (i) and which is also a day for trading by and between banks in U.S. dollar deposits in the London

      Interbank Eurodollar Market.



            (q) "CAPITALIZED LEASE" at any time any lease which is, or is required under GAAP to be, capitalized on the balance sheet of the lessee at such time, and "CAPITALIZED LEASE OBLIGATION" of any Person at any time shall mean the aggregate amount which is, or is required under GAAP to be,

      reported as a liability on the balance sheet of such Person at such time as lessee under a Capitalized Lease.



            (r) "CHARGES": all national, Federal, state, county, city, municipal and/or other governmental (or any instrumentality, division, agency, body or department thereof, including without limitation the Pension Benefit

      Guaranty Corporation) taxes, levies, assessments, charges, liens, claims or encumbrances upon and/or relating to the Borrower's Assets, the Secured

      Obligations, Borrower's business, Borrower's ownership and/or use of any of its Assets, Borrower's income and/or gross receipts and/or Borrower's ownership and/or use of any of its material Assets.



            (s) "CONSOLIDATED GROUP": Borrower and those Affiliates of Borrower required to file consolidated tax returns pursuant to Section 1502 of the

      Code.



            (t) "COSTS": any and all reasonable costs and expenses (including,

      without limitation, the reasonable fees and expenses of any counsel,

      accountants, appraisers or other professionals) incurred by Bank at any time, in connection with: (i) the preparation, negotiation, execution and administration of this Agreement and all other Loan Documents; (ii) the preparation, negotiation and execution of any amendment or modification of this Agreement or the other Loan Documents; (iii) the custody,

      preservation, use or operation of, or the sale of, collection from or other realization upon the Pledged Property; (iv) the exercise or enforcement of any of the rights of Bank hereunder; (v) any failure by

      Borrower to perform or observe any of the provisions hereunder; (vi) any litigation, contest, dispute, suit, proceeding or action (whether instituted by Bank, Borrower or any other Person) in any way relating to this Agreement, the other Loan Documents, the Secured Obligations, the

      Pledged Property, Borrower's affairs or any Affiliate's affairs; (vii) any attempt to enforce any rights of Bank against Borrower or any other Person which may be obligated to Bank by virtue of this Agreement or the other

      Loan Documents; and (viii) performing any of the obligations relating to or payment of any of Borrower's Obligations hereunder in accordance with the terms hereof.



            (u) "DEFAULT RATE": interest at the rate of two percent (2%) per annum plus the Prime Interest Rate.

            (v) "DESIGNATED PERSON": any Person identified as a "DESIGNATED

      PERSON" on Borrower's Secretary's Certificate dated of even date herewith,

      as amended or superseded from time to time.



            (w) "DOLLARS": the lawful currency of the United States of America.



            (x) "ELIGIBLE NOTE": the meaning set forth in Section 2.2(c).



            (y) "ENVIRONMENTAL LAWS": any Federal, state or local law, rule,

      regulation, ordinance, order, code or statute applicable to Borrower or its property, in each case as amended (whether now existing or hereafter enacted or promulgated), controlling, governing or relating to the pollution or contamination of the air, water or land or concerning hazardous, special or toxic materials, wastes or substances, or any judicial or administrative interpretation of such laws, rules or regulations, including, without limitation, the Water Pollution Control

      Act (33 U.S.C. ss. 1251 et seq.), Resource Conservation and Recovery Act

      (42 U.S.C. ss. 6901 et seq.), Safe Drinking Water Act (42 U.S.C. ss.

      3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. ss. 2601 et

      seq.), Clean Air Act (42 U.S.C. ss. 7401 et seq.), and Comprehensive

      Environmental Response, Compensation and Liability Act (42 U.S.C. ss. 9601

      et seq.).



            (z) "EQUIPMENT LEASES": all leases or similar agreements pursuant to which Borrower leases equipment.



            (aa) "EURODOLLAR ADVANCE": any portion of the Loan for which the interest rate is based on the Eurodollar Rate, whether or not Bank obtains

      Eurodollars equal to all or any portion of such Eurodollar Advance



            (bb) "EURODOLLAR RATE": the variable rate equal to two and six hundred twenty-five thousandths percent (2.625%) per annum plus the LIBOR

      Rate.



            (cc) "EVENT OF DEFAULT": the definition ascribed to this term in

      Section 7.1.



            (dd) "EXCLUDED ENTITIES": the definition ascribed to this term in

      Section 4.3.



            (ee) "EXCLUDED NOTES": the definition ascribed to this term in

      Section 4.2.



            (ff) "FC CAPITAL": FC Capital Corp., a New York corporation.



            (gg) "FC COMMERCIAL": FirstCity Commercial Corporation, a Texas

      corporation.

            (hh) "FC CONSUMER LENDING": FirstCity Consumer Lending Corporation,

      a Texas corporation.



            (ii) "FC MORTGAGE": FirstCity Financial Mortgage Corporation, a

      Delaware corporation.



            (jj) "FC SERVICING": FirstCity Servicing Corporation, a Texas

      corporation.



            (kk) "FEDERAL FUNDS EFFECTIVE RATE": for any day shall mean the rate per annum (rounded upward to the nearest 1/100 of 1%) determined by Bank

      (which determination shall be conclusive) to be the rate per annum announced by the Federal Reserve Bank of New York (or any successor) on such day as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, as computed and announced by such Federal Reserve Bank (or any successor) in substantially the same manner as such Federal Reserve

      Bank computes and announces the weighted average it refers to as the

      "Federal Funds Effective Rate" as of the date of this Agreement; provided that if such Federal Reserve Bank (or its successor) does not announce such rate on any day, the "Federal Funds Effective Rate" for such day shall be the Federal Funds Effective Rate for the last day on which such rate was announced.



            (ll) "FEE AGREEMENTS": any partnership agreement, management agreement, consulting agreement, or other agreements pursuant to which

      Borrower or any Primary Obligor or Secondary Obligor is to be paid fees,

      distributions, allocations, expense reimbursements, consideration, salary or other compensation in consideration for providing management, personnel or services, in any form whatsoever, from any Affiliate or from any other

      Person. Services to be rendered under Fee Agreements may include, but not be limited to consulting, collecting revenues, paying operating expenses not paid directly by others, and providing clerical and bookkeeping services.



            (mm) "FINANCIALS": those financial statements of Borrower and/or any other Loan Party, heretofore, concurrently herewith or hereafter delivered by or on behalf of Borrower and/or any other Loan Party to Bank, including but not limited to those financial statements and reports delivered by

      Borrower to Bank pursuant to Section 6.2(c).



            (nn) "GAAP": generally accepted accounting principles applied in the preparation of the financial statements of a Person with such changes thereto as: (i) shall be consistent with the then-effective principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors and successors, and (ii) shall be concurred in by the independent certified public accountants of recognized standing acceptable to Bank reviewing such financial statements of such Person.



            (oo) "GOVERNMENTAL AUTHORITY": any government or political subdivision or any agency, authority, bureau, central bank, commission,

      department or instrumentality of either, or any court, tribunal. grand jury or arbitrator, in each case whether foreign or domestic.



            (pp) "GUARANTIES": the meaning set forth in Section 4.1.



            (qq) "GUARANTORS": collectively, (i) FC Commercial, (ii) FC Consumer

      Lending, and (iii) FC Servicing, and each other Person who has guaranteed all or any portion of the Secured Obligations.



            (rr) "GUARANTY EQUIVALENT": any agreement, document or instrument pursuant to which a Person directly or indirectly guarantees, becomes surety for, endorses, assumes, agrees to indemnify the obligee of any other Person against, or otherwise agrees, becomes or remains liable

      (contingently or otherwise) for, such obligation, other than by endorsements of instruments in the ordinary course of business. Without limitation, a Guaranty Equivalent shall be deemed to exist if a Person agrees, becomes or remains liable (contingently or otherwise), directly or indirectly: (i) to purchase or assume, or to supply funds for the payment,

      purchase or satisfaction of, an obligation; (ii) to make any loan,

      advance, capital contribution or other investment in, or a purchase or lease of any property or services from, a Person; (iii) to maintain the solvency of such Person; (iv) to enable such Person to meet any other financial condition; (v) to enable such Person to satisfy any obligation or to make any payment; (vi) to assure the holder of an obligation against loss; (vii) to purchase or lease property or services from such Person regardless of the non-delivery of or failure to furnish of such property or services; or (viii) in respect of any other transaction the effect of which is to assure the payment or performance (or payment of damages or other remedy in the event of nonpayment or nonperformance) of any obligation.



            (ss) "INDEBTEDNESS": with respect to any Person, at a particular time (without duplication): (i) all obligations on account of money borrowed by, or credit extended to or on behalf of, or for or on account of deposits with or advances to, such Person; (ii) all obligations of such

      Person evidenced by bonds, debentures, notes or similar instruments; (iii)

      all obligations of such Person for the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business and on terms customary in the trade; (iv) all obligations secured by a Lien on property owned by such Person (whether or not assumed); and

      all obligations of such Person under Capitalized Leases (without regard to any limitation of the rights and remedies of the holder of such Lien or the lessor under such Capitalized Lease to repossession or sale of such property); (v) the face amount of all letters of credit issued for the account of such Person
      and, without duplication, the unreimbursed amount of all drafts drawn thereunder, and all other obligations of such Person associated with such letters of credit or draws thereon; (vi) all obligations of such Person in respect of acceptances or similar obligations issued for the account of such Person; (vii) all obligations of such Person under a product financing or similar arrangement; (viii) all obligations of such Person under any interest rate or currency protection agreement, interest rate or currency future, interest rate or currency option, interest rate or currency swap or cap or other interest rate or currency hedge agreement;

      and (ix) all obligations and liabilities with respect to unfunded vested benefits under any "EMPLOYEE BENEFIT PLAN" or with respect to withdrawal liabilities incurred under ERISA by Borrower or any ERISA Affiliate to a

      "MULTIEMPLOYER PLAN", as such terms are defined under the Employee

      Retirement Income Security Act of 1974.



            (tt) "INDEBTEDNESS INSTRUMENT": any note, mortgage, indenture,

      chattel mortgage, deed of trust, loan agreement, hypothecation agreement,

      pledge agreement, security agreement, financing statement or other document, instrument or agreement evidencing or securing the payment of or otherwise relating to the borrowing of monies. Indebtedness Instruments shall include, but not be limited to the Loan Documents.



            (uu) "INTEREST PERIOD": with respect to any Eurodollar Advance, the period commencing on the date such Eurodollar Advance is made or continued

      as a Eurodollar Advance, as the case may be, or the date on which a Prime

      Rate Advance is converted into such Eurodollar Advance as applicable, and ending seven days, or one, two, three and six months thereafter, as

      Borrower may elect in the applicable Borrowing Request (or as Borrower shall be deemed to have elected, as applicable); provided that any

      Interest Period which would otherwise end on a day which is not a Business

      Day shall be extended to the next succeeding Business Day unless such

      Business Day falls in another calendar month, in which case such Interest

      Period shall end on the next preceding Business Day. No Interest Period shall terminate after the end of the Maturity Date.



            (vv) "INTEREST RATE": the Prime Interest Rate or the Eurodollar

      Rate, as determined in accordance with the provisions of Article 2.



            (ww) "LIEN": any mortgage, deed of trust, pledge, lien,

      hypothecation, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, including but not limited to any conditional sale or title retention arrangement, and any assignment,

      deposit arrangement or lease intended as, or having the effect of,

      security.



            (xx) "LIBOR BREAKAGE FEE": a fee equal to all losses (excluding loss of anticipated profits) costs, or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by Bank to fund or maintain the requested Eurodollar Advance, when, as a result of such failure on the part of Borrower or prepayment by Borrower

      (including, without limitation, any mandatory prepayment of principal and any prepayment resulting from the liabilities being declared due and payable in accordance with their terms hereof), interest on such

      Eurodollar Advance is not based on the applicable Eurodollar Rate for the requested Interest Period.



            (yy) "LIBOR RATE": for each Interest Period, a rate of interest, per annum, equal to: (i) the rate of interest determined by the Bank at which deposits in U.S. Dollars for the relevant Interest Period are offered based on information presented on the Telerate Screen as of 11:00 A.M.

      (London time) on the applicable Interest Rate Determination Date; provided that if more than one (1) offered rate appears on the Telerate Screen in respect of such Interest Period, the arithmetic mean of all such rates (as determined by the Bank) will be the rate used; provided further that if

      Telerate ceases to provide LIBOR quotations, such rate shall be the average rate of interest determined by the Bank at which deposits in U.S.

      Dollars are offered for the relevant Interest Period by banks or other financial institutions selected by Bank to banks in London interbank markets as of 11:00 A.M. (London time) on the applicable Interest Rate

      Determination Date, multiplied by (ii) the Libor Rate Reserve Percentage.

      The LIBOR Rate shall be adjusted automatically as of the effective date of each change in the LIBOR Rate Reserve Percentage. The LIBOR Rate shall be calculated in accordance with the foregoing whether or not Bank is actually required to hold reserves in connection with its eurocurrency funding or, if required to hold such reserves, is required to hold reserves at the LIBOR Rate Reserve Percentage.



            (zz) "LIBOR RATE RESERVE PERCENTAGE": for any day shall mean the percentage (expressed as a decimal, rounded upward to the nearest 1/100 of

      1%), as determined in good faith by Bank (which determination shall be conclusive), which is in effect on such day as prescribed by the Board of

      Governors of the Federal Reserve System (or any successor) representing the maximum reserve requirement (including, without limitation,

      supplemental, marginal and emergency reserve requirements) with respect to eurocurrency funding (currently referred to as "Eurocurrency liabilities")

      of a member bank in such system.



            (aaa) "LOAN": any and all loans, advances, extensions of credit and/or other financial accommodations of any kind or nature made by Bank at any time to, for the benefit or at the request of Borrower pursuant to this Agreement and/or any of the other Loan Documents.



            (bbb) "LOAN DOCUMENTS": this Agreement and the Other Agreements.



            (ccc) "LOAN PARTY": Borrower and every other Person who is a party to any one or more of the Loan Documents.

            (ddd) "MATURITY DATE": April 30, 1999, or such earlier date as all of Borrower's Obligations shall be due and payable by acceleration or otherwise.



            (eee) "MAXIMUM PRINCIPAL AMOUNT": the meaning set forth in Section

      2.2(a).



            (fff) "MONTHLY REPORT": those reports delivered to Bank in accordance with Section 6.2(c)(iii).



            (ggg) "NAF": National Auto Funding Corporation, a Texas corporation.



            (hhh) "NOTE": that certain revolving promissory note dated even date herewith, in the original principal amount of $50,000,000 made by Borrower payable to the order of Bank, as said note may hereafter be amended,

      restated, modified, supplemented, extended or replaced.



            (iii) "NOTE PLEDGE AGREEMENT": any one or more of those certain Note

      Pledge Agreements entered into concurrently herewith by Borrower and certain of the Primary Obligors, pursuant to which such Loan Party has pledged to Bank certain promissory notes, including the Eligible Notes.



            (jjj) "ORGANIC DOCUMENTS": with respect to any Person, its articles or certificate of incorporation, by-laws, shareholder's agreement,

      certificate of partnership, certificate of limited partnership,

      partnership agreement, articles of organization, operating agreement, or similar documents or agreements governing its management and the rights and privileges of its equity owners.



            (kkk) "OTHER AGREEMENTS": the Note, the Note Pledge Agreements, the

      Stock Pledge Agreements, together with all other agreements, instruments and documents evidencing or securing the Loans or the transactions contemplated herein, including, without limitation, bond agreements, loan agreements, security agreements, guaranties, mortgages, deeds of trust,

      notes, applications and agreements for letters of credit, letters of credit, advances of credit, bankers acceptances, pledges, powers of attorney, consents, assignments, collateral assignments, contracts,

      notices, leases, financing statements and all other written matter heretofore, now and/or from time to time hereafter executed by and/or on behalf of Borrower, any other Loan Party and delivered to Bank, or issued by Bank upon the application and/or other request of, and on behalf of,

      Borrower.



            (lll) "PARENT": any Person, now or at any time or times hereafter,

      owning or controlling (alone or with Borrower, any Subsidiary and/or any other Person) at least a majority of the issued and outstanding Stock or other ownership interest of Borrower or any Subsidiary (hereinafter defined). For purposes of this definition, "CONTROL" shall have the same meaning ascribed to this term in Section 1.1(c).





            (mmm) "PERMITTED LIENS": (i) any liens created in favor of Bank;

      (ii) liens for Charges which are not yet due and payable or which are expressly permitted pursuant to the terms hereof, or claims and unfunded liabilities under ERISA not yet due and payable or which are being contested in good faith; (iii) liens arising in connection with worker's compensation, unemployment insurance, old age pensions and social security benefits which are not overdue or are being contested in good faith by appropriate proceedings diligently pursued, provided that in the case of any such contest any proceedings commenced for the enforcement of such lien shall have been duly suspended and such provision for the payment of such lien has been made on the books of Borrower (or the applicable

      Affiliate) as may be required by GAAP; (iv) liens incurred in the ordinary course of business to secure the performance of statutory obligations arising in connection with progress payments or advance payments due under contracts with the United States Government or any agency thereof entered into in the ordinary course of business; (v) any liens securing indebtedness of Borrower (or any Affiliate) to any Persons in an aggregate amount less than $200,000; (vi) ad valorem taxes relating to Assets of

      First B and First X (as defined on Schedule 1.1(xxx), (vii) as to

      Secondary Obligors, NAF and/or FC Capital, purchase money liens in connection with the acquisition of Assets, (viii) as to Secondary Obligors

      NAF, and/or FC Capital, only, liens relating to Indebtedness incurred in connection with warehousing assets or the securitization of Assets, and

      (ix) those liens disclosed on Schedule 5.1(g).



            (nnn) "PERSON": any individual, sole proprietorship, partnership,

      limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or government (whether national, Federal, state, county, city, municipal or otherwise, including without limitation any instrumentality, division,

      agency, body or department thereof).



            (ooo) "PLEDGED ENTITIES": those entities whose shareholders,

      partners, members or other equity owners have pledged an equity interest in such entity to secure the Secured Obligations.



            (ppp) "PLEDGED NOTES": those certain promissory notes made by certain Primary Obligors payable to the order of Borrower, or made by certain Secondary Obligors payable to the order of a Primary Obligor,

      which have been pledged to Bank pursuant to a Note Pledge Agreement.



            (qqq) "PLEDGED PROPERTY": any and all other property (real, personal or intangible) pledged by Borrower or any other Loan Party to secure payment and performance of the Secured Obligations, including but not limited to: (i) any and all Collateral, as defined in the Security

      Agreement; (ii) any and all interests pledged pursuant to the Note Pledge

      Agreements; and (iii) any and all interests pledged pursuant to the Stock

      Pledge Agreements.



            (rrr) "PRIMARY OBLIGORS": collectively, (i) FC Capital, (ii) FC

      Commercial, (iii) FC Consumer Lending, (iv) FC Mortgage, (v) FC Servicing,

      and (vi) NAF.



            (sss) "PRIME INTEREST RATE": an interest rate equal to the higher of: (i) the Federal Funds Effective Rate plus one-half of one percent

      (.5%), or (ii) the Prime Rate.



            (ttt) "PRIME RATE": the prime rate of interest quoted from time to time by the Bank of Scotland as its base rate on corporate loans at large

      U.S. money center commercial banks on such day; provided that in the event the Bank of Scotland ceases quoting a prime rate, Prime Rate shall mean the per annum rate of interest quoted as the Bank Prime Loan Rate for the most recent weekday for which such rate is quoted in Statistical Release

      H.15 (519) published from time to time by the Board of Governors of the

      Federal Reserve System; provided further that in the event that both of the aforesaid indices cease to be published or to quote rates of the aforesaid types, the Prime Rate shall be determined from a comparable index chosen by Bank in good faith. The Prime Rate shall change effective on the date of the publication of any change in the applicable index by which the Prime Rate is determined.



            (uuu) "PRIME RATE ADVANCE": all or any portion of the Loan which is not a Eurodollar Advance.



            (vvv) "RECORDS": all books, records, computer records, computer software, ledger cards, programs and other computer materials, customer and supplier lists, invoices, orders and other property and general intangibles at any time evidencing or relating to the Assets.



            (www) "REDUCTION EVENT": the meaning set forth in Section 2.2(a).



            (xxx) "SEC": the Securities and Exchange Commission.



            (yyy) "SECONDARY OBLIGORS": those entities identified on Schedule

      1.1(xxx).



            (zzz) "SECURED OBLIGATIONS": all of Borrower's Liabilities,

      Borrower's Obligations and all other obligations and liabilities of any other Loan Party to Bank under the terms of this Agreement, the Security

      Agreement, the Guaranties, the Note Pledge Agreements, the Stock Pledge

      Agreements and the other Loan Documents, and all extensions and renewals or refinancing thereof, whether such obligation or liability is direct or indirect, otherwise secured or unsecured, joint or several, absolute or contingent, due or to become due, whether for payment or performance,

      whether heretofore arising, now existing or hereafter arising, however evidenced, created, incurred, acquired or owing and whether now contemplated or hereafter arising. Without limitation of the foregoing,

      such liability and obligations include the principal amount of Loans,

      interest, fees, indemnities or expenses under this Agreement or any other

      Loan Document, and all extensions, renewals and refinancing thereof,

      whether or not such Loans were made in compliance with the terms and conditions of this Agreement or in excess of the obligation of the Bank to lend. Secured Obligations shall remain Secured Obligations,

      notwithstanding any assignment or transfer or any subsequent assignment or transfer of any of the Secured Obligations or any interest therein.



            (aaaa)       "SECURITIES":  shall have the meaning ascribed to that

      term in the Securities Act of 1934.



            (bbbb) "SECURITIES LAWS": all applicable Federal and state securities laws and regulations promulgated pursuant thereto.



            (cccc) "SECURITY AGREEMENTS": those certain security agreements by and between Bank and Borrower, dated even date herewith, or by and between certain Primary Obligors and Bank, each dated even date herewith, as said agreements may be amended, modified, supplemented, extended, renewed or replaced.



            (dddd) "STOCK": all shares, interests, participations or other equivalents (however designated) of or in a corporation, whether voting or non-voting, including, but not limited to, common stock, warrants,

      preferred stock, convertible debentures and all agreements, instruments and documents convertible, in whole or in part, into any one or more or all of the foregoing.



            (eeee) "STOCK PLEDGE AGREEMENT": any one or more of those certain stock pledge agreements, partnership pledge agreements and/or membership interest pledge agreements entered into concurrently hereby by Borrower and other Loan Parties, pursuant to which such Loan Party has pledged to

      Bank Stock or other equity interests in the Pledged Entities.



            (ffff) "SUBSIDIARY": any Person at least a majority of whose issued and outstanding Stock or other ownership interests now or at any time hereafter is owned by Borrower, any Primary Obligor or Secondary Obligor,

      as applicable.



            (gggg) "TANGIBLE NET WORTH": as determined at any time, the total of shareholders' equity (including capital stock, additional paid-in capital and retained earnings after deducting treasury stock and subordinated indebtedness approved in writing by Bank) of a Person, less the sum of the total amount of any intangible assets, which, for purposes of this definition, shall include, without limitation, general intangibles and, if applicable, all accounts receivable from any Affiliate of such

      Person or any shareholders or officers of any Affiliate of such Person,

      all prepaid expenses, any unamortized debt, discount and expense,

      unamortized deferred charges and good will, all as determined in accordance with GAAP.



            (hhhh) "UNMATURED DEFAULT": any event or condition which, with the passage of time or the giving of notice or both, would constitute an Event of Default hereunder.



      1.2 GAAP. Except as otherwise defined in this Agreement or the other Loan

Documents, all accounting terms used herein shall have the meaning ascribed to that term in accordance with GAAP.



      1.3 Borrower. Whenever the context so requires, the use of "IT" in reference to Borrower shall mean Borrower as defined above.



      1.4 Rules of Construction. In this Agreement, unless a clear contrary intention appears:



            (a) the singular number includes the plural number and vice versa;

      reference to any gender includes each other gender;



            (b) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;



            (c) reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

      provided that nothing in this clause is intended to authorize any assignment not otherwise permitted by this Agreement;



            (d) reference to any agreement, document or instrument means such agreement, document or instrument as amended, supplemented or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof, and reference to any note includes any note issued pursuant to any Loan Document in extension or renewal thereof and in substitution or replacement therefor;



            (e) unless the context indicates otherwise, reference to any

      Article, Section, Schedule or Exhibit means such Article or Section hereof or such Schedule or Exhibit hereto:

            (f) the words "INCLUDING" (and with correlative meaning "INCLUDE")

      means including, without limiting the generality of any description preceding such term:



            (g) with respect to the determination of any period of time, the word "from" means "from and including" and the word "to" means "to but excluding;" and



            (h) reference to any law means such as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.



            (i) The Article and Section headings herein are for convenience only and shall not affect the construction hereof.





2.          LOANS - GENERAL TERMS



      2.1         Revolving Loan.



            Subject to the terms and conditions hereof, Bank shall make available to Borrower revolving Loans from time to time in an aggregate principal amount not to exceed at any time outstanding $50,000,000. The Loans shall be further evidenced by the Note. The Loans shall be funded and interest shall accrue and be paid thereon in accordance with this Article 2. The entire unpaid principal balance plus accrued but unpaid interest on the Loans is due and payable on the Maturity Date.



      2.2         Maximum Principal Amount.



            (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document but subject to the limitations set forth in Section

2.2(d), the principal portion of Borrower's Liabilities outstanding at any one time during the term hereof shall not exceed:



                  (i)   at any time prior to the occurrence of a Reduction

                        Event, the lesser of (A) $50,000,000 and (B) the

                        Borrowing Base, or



                  (ii)  at any time after the occurrence of a Reduction Event,

                        the lesser of (A) ($40,000,000), and (B) the Borrowing

                        Base.



The foregoing is collectively referred to herein as the "MAXIMUM PRINCIPAL

AMOUNT." As used herein, a "REDUCTION EVENT" shall mean:



                  (y)   after the filing of an S-3 in accordance with Section

                        6.3(f): (i) the sale of Securities pursuant to such

                        filing, (ii) the voluntary withdrawal of such filing, or

                        (iii) the
                        rejection or prohibition by the SEC of such filing, for

                        any reason whatsoever; or



                  (z) ninety (90) days after the date hereof.



Notwithstanding anything to the contrary contained herein, it is the intent and agreement of the parties that in the event Bank establishes a co-lending relationship with one or more other lenders and the total amount of the loan to

Borrower pursuant to the terms of this Agreement, as amended, is increased, that

Bank's lending commitment to Borrower under such amended facility shall be reduced to $40,000,000, whether or not a Reduction Event shall then have occurred.



            (b) Subject to the limitations set forth in Section 2.2(d), the borrowing base ("BORROWING BASE") applicable to the Loans shall be equal, on any day during the term of this Agreement, to an amount up to 65% of the Book Value of all Eligible Notes. As used herein, "BOOK VALUE" shall mean an amount equal to: (i) the unpaid principal balance of any Eligible Note, exclusive of any interest, fees, charges, penalties or other amounts due or payable thereunder,

minus (ii) an amount equal to the negative Tangible Net Worth of any obligor on any Eligible Note.



            (c) As used herein, "ELIGIBLE NOTE" shall mean any one or more negotiable promissory notes made by a Primary Obligor payable to the order of

Borrower, in form and substance acceptable to Bank, in its sole and exclusive discretion, which note: (i) has been pledged to Bank pursuant to the Note Pledge

Agreement by and between Borrower and Bank; (ii) has been delivered to Bank by

Borrower; (iii) has been endorsed by Borrower payable to the order of Bank; (iv)

for which Borrower has delivered to Bank an Agreement and Estoppel Certificate from the maker thereof, all in form and substance acceptable to Bank in its sole and exclusive discretion; and (v) the representations and warranties with respect to which made in the applicable Note Pledge Agreement are true and correct in all material respects. A true, accurate and complete schedule of all

Eligible Notes is attached hereto as Schedule 2.2(c); provided however, Borrower shall have the right to amend Schedule 2.2(c) if and when Borrower delivers to

Lender an Agreement and Estoppel Certificate from FC Capital relating to that certain Subordinated Promissory Note dated as of January 1, 1998, in the principal amount of $50,000,000 made by FC Capital payable to the order of

Borrower. Upon delivery and acceptance of such Agreement and Estoppel

Certificate from FC Capital and amendment of Schedule 2.2(c), such note shall be an Eligible Note under the terms of this Agreement. Borrower shall not enter into, amend, modify, supplement, restate or replace any Eligible Note, without in each instance, Bank's prior written consent.



            (d) In addition to the limitations on Maximum Principal Amount, Book

Value and Eligible Notes set forth in other provisions hereof, the

Borrowing Base, Eligible Notes and the Maximum Principal Amount shall be limited as follows



                  (i)   For the purpose of determining the Borrowing Base, at

                        any one time, the maximum Book Value for any one

                        Eligible Note shall be $30,769,231, resulting in the

                        maximum amount of Loans available to be made with

                        respect to such portion of the Borrowing Base being

                        $20,000,000.



                  (ii)  For the purpose of determining the Borrowing Base, at any one time, the maximum aggregate Book Value of

                        Eligible Notes made by NAF and FC Consumer Lending shall

                        be $30,769,231, resulting in the maximum amount of Loans

                        available to be made with respect to such portion of the

                        Borrowing Base being $20,000,000.



                  (iii) Upon Borrower's delivery to Bank of a Borrowing Base

                        Report, Bank shall determine, in its sole and absolute

                        discretion and in the exercise of good faith, which

                        individual notes listed thereon are Eligible Notes.



            (e) In the event that the outstanding principal balance of the Loan exceeds the Maximum Principal Amount at any time, Borrower shall pay the amount of such excess to Bank, without notice or demand, and any amount not so paid shall bear interest at the Default Rate until paid. Borrower's obligation to pay principal pursuant to this Section 2.2(e) shall include (but not be limited to)

an obligation to pay principal in an amount required to reduce the outstanding principal balance to an amount equal to or less than $40,000,000 at all times after the occurrence of a Reduction Event. This is an absolute obligation to pay to Bank the amount of the unpaid principal balance of the Loan in excess of said

Maximum Principal Amount, regardless of the cause of such excess.



      2.3         Maturity Date; Termination of Loans.



            Bank's obligation to make any Advance to Borrower pursuant to the provisions hereof shall be in effect until the Maturity Date, unless sooner terminated by Bank upon the occurrence of an Event of Default, an Unmatured

Default, or pursuant to the terms hereof.



      2.4         Authorized Disbursement of Proceeds.



            Borrower hereby authorizes and directs Bank to disburse, for and on behalf of Borrower and for Borrower's account, the proceeds of any Loan to such

Person as Borrower or any Designated Person shall direct. In addition to

Advances of Loan proceeds made pursuant to a Borrowing Request made by Borrower from time to time, Borrower hereby irrevocably authorizes Bank to disburse proceeds of the Loan to pay: (a) interest which is accrued but unpaid and which is due and payable pursuant to the terms hereof and of the Note until the Loan is paid in full; and (b) for any and all Costs. The execution of this Agreement by Borrower shall, and hereby does,
constitute an irrevocable direction and authorization to Bank so to disburse such funds described in this Section and to treat such Advances as money loaned pursuant to this Agreement and as indebtedness evidenced by the Note. No further direction or authorization from Borrower shall be necessary for Bank to make such Advances, and all such Advances shall satisfy, to the extent so disbursed,

the obligations of Borrower hereunder and shall be evidenced by the Note.

Notwithstanding anything to the contrary contained herein, Bank is under no duty or obligation to make such Advances and failure to make such Advances shall not be deemed to be a default by Bank or impair any of Bank's rights or remedies hereunder.



      2.5         Borrowing Procedure.



            (a) In order to request an Advance, Borrower shall hand deliver or telecopy to Bank a duly completed Borrowing Request not later than 11:00 a.m.

New York time: (i) at least three (3) Business Days before a proposed Eurodollar

Advance and (ii) at least one (1) Business Day before a proposed Prime Rate

Advance. Each Borrowing Request shall be irrevocable and shall specify: (w) the number and location of the account to which funds are to be disbursed; (x) the date such Advance is to be made (which shall be a Business Day); (y) the amount of such Advance; and (z) if applicable, the information required to elect that such Advance be a Eurodollar Advance, in compliance with the provisions of

Sections 2.10 and 2.11. Each Borrowing Request shall be accompanied by a

Borrowing Base Certificate, dated as of the date of such Borrowing Request.



            (b) If Borrower in respect of an outstanding Eurodollar Advance shall not have delivered a Borrowing Request in accordance with Section 2.5(a)

at least three (3) Business Days prior to the end of the Interest Period then in effect for such Eurodollar Advance and requesting that such Eurodollar Advance be refinanced, then Borrower shall (unless Borrower has notified the Bank not fewer than three (3) Business Days prior to the end of such Interest Period,

that such Eurodollar Advance is to be repaid at the end of such Interest Period)

be deemed to have delivered a Borrowing Request requesting that such Advance be refinanced with a new Advance of equivalent amount, and such new Advance shall bear interest at the Prime Interest Rate.



      2.6         Interest Rate.



            The principal on the Note shall bear interest at the Prime Interest

Rate or, to the extent Borrower has fully and timely complied with the provisions of Sections 2.10 and 2.11, at the Eurodollar Rate. Unless Borrower

has designated any Advance as a Eurodollar Advance in strict accordance with the terms hereof, Borrower's Liabilities shall bear interest at the Prime Interest

Rate. Interest on all Prime Rate Advances shall be computed on a 365-day year for the actual number of days elapsed. Interest on all Eurodollar Advances shall be computed on a 360 day year for the actual number of days elapsed. After the occurrence of an Event of Default and during the continuation thereof, all Loans shall bear interest at the Default Rate. The unpaid principal balance of each

Advance shall bear interest at the Interest Rate applicable thereto, determined by

Bank in accordance with the provisions hereof, which determination shall be binding upon Borrower, absent manifest error.



      2.7         Change of Laws.



            If Bank shall determine at any time after the date hereof that the adoption of any law, rule or regulation regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof or compliance by Bank with any request or directive regarding capital adequacy (whether or not having the force of law)

from any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on Bank's capital as a consequence of its obligations hereunder to a level below that which Bank could have achieved but for such adoption, change or compliance (taking into consideration Bank's policies with respect to capital adequacy) by an amount deemed by Bank to be material, then Borrower shall pay to Bank upon demand such amount or amounts, in addition to the amounts payable under any other provision of this Agreement or the Other Agreements, as will compensate Bank for such reduction. Determinations by Bank for purposes of this Section of the additional amount or amounts required to compensate Bank with respect to the foregoing shall be conclusive in the absence of manifest error. In determining such amount or amounts, Bank may use any reasonable averaging or attribution methods. Notwithstanding the foregoing, no amounts shall be payable by Borrower to Bank under the terms of this Section 2.7 if the Secured Obligations are paid in full on or before ten

(10) days after the date on which Bank shall have notified Borrower that amounts will be due under this Section 2.7. In the event of a prepayment pursuant to this Section 2.7, any LIBOR Breakage Fee otherwise payable pursuant to the terms of this Article 2 shall be waived by Bank and shall not be due or payable.



      2.8         Regulatory Changes.





            Notwithstanding any other provision herein contained to the contrary, in the event that any regulatory change shall, in the reasonable determination of Bank, make it unlawful for Bank to make or to maintain any

Eurodollar Advance or impose additional restrictions on Eurodollar Advances by

Bank, then, the obligation of Bank to make or maintain any such Eurodollar

Advance shall be terminated and all outstanding Eurodollar Advances shall automatically be converted to Prime Rate Advances. Bank shall, as promptly as practicable following any such determination, give Borrower a notice thereof that sets forth the basis for any such determination. After such determination and while such determination is in effect, Bank shall not be required to make further Eurodollar Advances.



      2.9         Advances Prior to LIBOR Rate Determination.



            Anything herein to the contrary notwithstanding, after notice but prior to making any requested Eurodollar Advance if, for any reason whatsoever,

LIBOR Rates are not then being quoted for the requested Interest Period and in an amount approximating the amount of such Eurodollar Advance, Bank shall give

Borrower prompt notice thereof and such Eurodollar Advance (if not yet made)

shall be a Prime Rate Advance and no conversions into Eurodollar Advances shall be permitted and no
new Eurodollar Advances shall be made so long as such condition exists.



      2.10        Eurodollar Advances and Conversion.



            Provided no Event of Default or Unmatured Default has occurred and is continuing, Borrower shall have the option, subject to the other provisions of this Agreement, to: (i) request that any Advance or any portion of an Advance in a minimum amount of $250,000 and in multiples of $100,000, shall be deemed to be a Eurodollar Advance by giving telephonic notice to Bank at least three

Business Days prior to the day any Eurodollar Advance is to be made hereunder specifying the applicable Interest Period; provided that Borrower gives Bank written confirmation by facsimile of its telephonic notice on the same Business

Day as such telephone notice is given with respect to such Eurodollar Advance,

and (ii) convert on any Business Day, all or any portion of the outstanding principal amount of any Advance or any portion of an Advance, in a minimum amount of $250,000 and in multiples of $100,000, from one type of interest rate advance to another type of interest rate advance by giving at least three (3)

Business Days prior telephonic notice to Bank thereof; provided that Borrower gives Bank written confirmation of its telephonic notice by facsimile on the same Business Day that such telephonic notice is given with respect to such conversion hereunder. Notwithstanding the foregoing: (y) no Eurodollar Advance may be converted into a Prime Rate Advance pursuant to this Section 2.10, except effective on the last day of the Interest Period applicable thereto, and (z)

Borrower shall have no more than five (5) Eurodollar Advances with different interest periods at any one time.



      2.11        Interest Period Election.



            Borrower may, by prior telephonic notice to Bank, elect the Interest

Period(s) to be applicable to all or any portion of any Eurodollar Advance upon the expiration of the Interest Period then applicable to such Eurodollar

Advance; provided that such notice is given to Bank at least three (3) Business

Days prior to the expiration of the then Interest Period and that Borrower gives written confirmation by facsimile of its telephonic notice on the same Business

Day that such telephonic notice is given. In the event Borrower does not make such an election with respect to all or any portion of a Eurodollar Advance for which the Interest Period is expiring, then, upon the expiration of such

Interest Period, the portion of such Eurodollar Advance for which no such election has been made shall automatically convert to a Prime Rate Advance.



      2.12        Fees.



            (a) Facility Fee. A facility fee of $475,000 shall be payable by

Borrower concurrently herewith.



            (b) Unused Commitment. Borrower shall pay an unused commitment fee in an amount equal to .125% (on an annual basis, based on a 365-day year) of:

(i) at all times prior to a Reduction Event, the difference between $50,000,000 and the daily outstanding principal balance of the Loan, and (ii) at all times after a Reduction Event, the difference between $40,000,000 and the daily outstanding principal balance of the Loan. Such fee shall be payable quarterly in
arrears on the last Business Day of each calendar quarter.



            (c) LIBOR Breakage Fee. In the event of any prepayment of an Advance prior to the end of the then applicable Interest Period (by acceleration or otherwise) or in the event any Advance is not made after delivery of a Borrowing

Request in accordance with the terms hereof, for any reason whatsoever, Borrower shall pay to Bank an amount equal to the LIBOR Breakage Fee.



            (d) Interest on Fees. Any fee payable under Sections 2.12(b) and (c)

not paid when due shall bear interest at the Default Rate.



      2.13        Usury.



            The provisions of this Section shall govern and control over any irreconcilably inconsistent provision contained in this Agreement or in any other document evidencing or securing the Loan. Bank shall never be entitled to receive, collect, or apply as interest hereon (for purposes of this Section, the word "INTEREST" shall be deemed to include any sums treated as interest under applicable law governing matters of usury and unlawful interest), any amount in excess of the Highest Lawful Rate (hereinafter defined) and, in the event Bank ever receives, collects, or applies as interest any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of principal and shall be treated hereunder as such; and, if the principal of this

Agreement is paid in full, any remaining excess shall forthwith be paid to

Borrower. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Highest Lawful Rate, Borrower and Bank shall,

to the maximum extent permitted under applicable law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest,

(ii) exclude voluntary prepayments and the effects thereof, and (iii) spread the total amount of interest throughout the entire contemplated term of this

Agreement, provided, that if this Agreement is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence hereof exceeds the Highest Lawful Rate, Bank shall refund to Borrower the amount of such excess and, in such event, Bank shall not be subject to any penalties provided by any laws for contracting for,

charging or receiving interest in excess of the Highest Lawful Rate. "HIGHEST

LAWFUL RATE" shall mean the maximum rate of interest which Bank is allowed to contract for, charge, take, reserve or receive under applicable law after taking into account, to the extent required by applicable law, any and all relevant payments or charges hereunder.



3.          PAYMENT TERMS



      3.1         Loan Account; Method of Making Payments.



            Bank shall maintain a Loan Account on its books in which shall be recorded: (i) all Loans made by Bank to Borrower pursuant to this Agreement;

(ii) all payments made by Borrower on all Loans; and (iii) all other appropriate debits and credits as provided in this Agreement, including, without limitation,

all fees, charges, expenses and interest. All entries in the Loan Account shall be made in accordance with Bank's
customary accounting practices, in effect from time to time. The failure of Bank to record any of the foregoing shall not in any way limit Borrower's obligations under this Agreement.



      3.2         Interest Payments.



            (a) Accrued interest on all Prime Rate Advances shall be payable monthly, in arrears, on the last Business Day of each month during the term hereof, without notice or demand.



            (B) Accrued interest on any Eurodollar Advance shall not be due and payable monthly, but, instead, shall be payable in arrears on the last day, of the Interest Period applicable thereto; provided that, in the event Borrower elects a six month interest period, Borrower shall pay accrued interest on the three month anniversary of the Interest Period and at the end of such Interest

Period.



      3.3         Principal Payments.



            Borrower shall pay mandatory principal payments at the following times and in the following amounts:



            (a) The unpaid principal balance, plus all accrued but unpaid interest shall be due and payable in full on the Maturity Date, without notice or demand.



            (b) In the event of a principal payment on any Pledged Note in an amount in excess, in the aggregate of $500,000, Borrower and the applicable Loan

Party shall give immediate notice thereof to Bank and Borrower shall pay to Bank principal in an amount equal to the amount of such principal payment on said

Pledged Note; provided that the parties hereby acknowledge that such principal payment shall not reduce the Maximum Principal Amount hereunder, except to the extent that payment of the Pledged Note has reduced the amount of the Borrowing

Base.



            (c) Upon the occurrence of a Reduction Event, Borrower will pay principal in an amount necessary to reduce the outstanding principal balance to an amount less than the Maximum Principal Amount set forth in Section

2.2(a)(ii).



            (d) Subject to the provisions of Section 3.3(c), in the event that

Borrower issues Securities in accordance with the provisions of Section 6.3(f),

Borrower shall give immediate notice thereof to Bank and Borrower shall pay to

Bank principal in an amount equal to the net proceeds of such issuance; provided that the parties hereby acknowledge that such principal payment shall not reduce the Maximum Principal Amount hereunder.



      3.4         Place of Payment.



            All payments to Bank hereunder and under the Other Agreements shall be payable in immediately available funds on or before noon New York time at the place designated on Exhibit A, or such place or places as Bank may designate in writing to Borrower. All of such payments to Persons other than Bank shall be payable at such place or places as Bank may designate in writing to Borrower. Borrower's Liabilities and the other Secured Obligations will be payable as set forth in the Note, this Agreement, and the Other

Agreements.



      3.5         Payment on Maturity and Prepayment.





            On the Maturity Date, whether by acceleration or otherwise, Borrower shall pay to Bank, in full, in cash or other immediately available funds, the outstanding amount of the Loan. Each Prime Rate Advance may be repaid at any time, without premium or penalty by Borrower giving telephonic notice to Bank of such prepayment no later than 10:00 a.m. New York time on the date of such prepayment, confirmed in writing by facsimile of its telephonic notice on the same day. Each Eurodollar Advance may be prepaid on the last day of the Interest

Period applicable thereto, but only by Borrower giving telephonic notice to Bank of such prepayment at least three Business Days prior to the day of such prepayment, such notice confirmed in writing by facsimile on the day of the telephonic notice. Prepayment of any Eurodollar Advance during an Interest

Period is expressly prohibited. In the event of an attempted prepayment of any

Eurodollar Advance during any Interest Period, Bank, at Borrower's option, shall either: (i) hold such funds in a non-interest bearing cash collateral account to secure Borrower's Obligations and to apply such funds to Borrower's Obligations on the last day of the Interest Period, or (ii) apply such funds to Borrower's

Obligations, in which event Borrower shall pay to Bank a LIBOR Breakage Fee immediately upon demand therefor, and any amount not so paid shall bear interest at the Default Rate.



      3.6         Advances to Constitute One Loan.



            All Advances, loans and any other financial accommodations provided pursuant to the terms hereof by Bank to Borrower shall constitute one loan and all indebtedness and obligations of Borrower to Bank under this Agreement, the

Other Agreements or otherwise shall constitute one general obligation.



      3.7         Application of Payments and Collections.



            (a) Application of Payments. Bank shall have the right unilaterally

(and without notice to or the consent of any Person) to allocate any and all payments which may be received by or tendered to Bank made by Borrower or any other Person at any time or from time to time and which relate in any way to the

Loan or any other of Borrower's Obligations then due and payable in any order of priority as Bank in its reasonable discretion shall elect, as follows: (i) to the payment of any Costs; (ii) to accrued but unpaid interest, penalties and late payment fees; and (iii) to principal; provided that Bank shall not allocate payments in a manner which would create a LIBOR Breakage Fee or other fee or penalty payable by Borrower which would not otherwise be imposed. Borrower (y)

irrevocably waives the right to direct the application of payments and collections received by Bank from or on behalf of Borrower, and (z) agrees that

Bank shall have the continuing exclusive right to apply and reapply any and all such payments and collections against the Loan or any other Borrower's

Liabilities or the Secured Obligations then due and payable in such manner as

Bank may deem appropriate, notwithstanding any entry by Bank upon any of its books and records.

            (b) Reapplication of Payments. To the extent that Bank receives any payment on account of the Secured Obligations, and any such payment(s) and/or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, subordinated and/or required to be repaid to a trustee, receiver or any other Person under any bankruptcy act, state or federal law, common law or equitable cause, then, to the extent of such payment(s) or proceeds received, the Secured Obligations or part thereof intended to be satisfied shall be revived and continue in full force and effect,

as if such payment(s) and/or proceeds had not been received by Bank and applied on account of the Secured Obligations.



      3.8         Monthly Statements.



            All Advances to Borrower and all other debits and credits provided for in this Agreement shall be evidenced by entries made by Bank in its internal data control systems showing the date, amount and reason for each such debit or credit. Until such time as Bank shall have rendered to Borrower written statements of account as provided herein, the balance in the Loan Account, as set forth on Bank's most recent statement, shall be rebuttably presumptive evidence of the amounts due and owing to Bank by Borrower. At Bank's option,

Bank shall render a monthly statement to Borrower setting forth the balance of the Loan Account, including principal, interest, costs, penalties, charges and other fees. Each such statement shall be subject to subsequent adjustment by

Bank and Bank's right to reapply payments in accordance with Section 3.7(b), but shall, as to statements of principal and interest then due or having been paid,

absent manifest errors or omissions, be presumed correct and binding upon

Borrower and shall constitute an account stated unless, within thirty (30) days after receipt of any statement from Bank, Borrower shall deliver to Bank written objection thereto, specifying the error or errors, if any, contained in such statement.



4.          ANCILLARY AGREEMENTS



      4.1         Guaranties.



            Concurrently herewith, Borrower shall cause each Guarantor to execute and deliver to Bank a guaranty of payment and performance of all of the

Secured Obligations; provided that the liability of each Guarantor shall be limited to the unpaid balance of the Eligible Note made by it payable to the order of Borrower plus enforcement costs.



      4.2         Note Pledge Agreements.



            Concurrently herewith Borrower shall execute and deliver to Bank a

Note Pledge Agreement, pursuant to which Borrower shall pledge to Bank each and every promissory note made by an Affiliate payable to the order of Borrower,

whether now existing or hereafter arising and whether or not an Eligible Note.

Concurrently herewith Borrower shall cause each Primary Obligor to execute and deliver to Bank a Note Pledge Agreement, pursuant to which each Primary Obligor shall pledge to Bank each and every promissory note made by any Affiliate payable to the order of a Primary Obligor, whether now existing or hereafter arising. Notwithstanding the foregoing, Borrower shall not be required to pledge or to require any other Person to pledge: (i) promissory notes made by Borrower or any Primary Obligor payable to the order to an Affiliate which is a general partner of a limited partnership which note had been made to satisfy the capital adequacy requirements imposed upon the general partner of a limited partnership under the Code, or (ii) those notes identified on Schedule

4.2 (those notes referred to in subsection (i), and (ii) above are collectively referred to as "EXCLUDED NOTES").



      4.3         Stock Pledge Agreements.



            Except as set forth on Schedule 4.3, Borrower shall execute and deliver to Bank a Stock Pledge Agreement, pursuant to which Borrower shall pledge to Bank all of the Stock, shares, membership interests, partnership interest, venture interest and all other equity interests, in any form whatsoever, of each and every Person in which Borrower owns an equity interest,

whether now existing or hereafter arising. Except as set forth on Schedule 4.3,

Borrower shall cause each Primary Obligor, each Secondary Obligor and each other

Affiliate, as Bank shall reasonably request to execute and deliver to Bank a

Stock Pledge Agreement, pursuant to which each such Person shall pledge to Bank all of the Stock, shares, membership interests, partnership interest, venture interest and all other equity interests, in any form whatsoever, of each and every Person in which such Person owns an equity interest, whether now existing or hereafter arising. Those Entities identified on Schedule 4.3 (as may be amended from time to time with the prior written consent of Bank in accordance with Section 5.1(e)(iv)) shall be referred to herein as "EXCLUDED ENTITIES" and neither Borrower nor any Affiliate of Borrower shall be obligated to pledge its

Stock, partnership interests, membership interests or other equity interest in such Entity.



      4.4         Security Agreements.



            Concurrently herewith Borrower and each Guarantor shall deliver to

Bank a security agreement pursuant to which it will grant a security interest in all of its Assets to secure the Secured Obligations.



5.          GENERAL WARRANTIES, REPRESENTATIONS AND COVENANTS



      5.1         General Representations and Warranties.



            Except as disclosed in writing to Bank concurrently herewith,

Borrower warrants and represents to and covenants with Bank that:



            (a)         Organization.



                  (i)   Borrower is and at all times hereafter shall be a

                        corporation, duly organized and existing and in good

                        standing under the laws of the State of Delaware and

                        qualified or licensed to do business and in good

                        standing in all states in which the laws thereof require

                        Borrower to be so qualified and/or licensed and in which

                        the failure to so qualify could have a material adverse

                        effect on the business or assets of Borrower or its

                        ability to perform its obligations under the Loan

                        Documents, including without limitation the State of

                        Texas.

                  (ii)  Each Primary Obligor and each Secondary Obligor is and at all times hereafter shall be a corporation or a

                        limited partnership, duly organized and existing and in

                        good standing under the laws of the state of its

                        organization and qualified or licensed to do business

                        and in good standing in all states in which the laws

                        thereof require each Primary Obligor and each Secondary

                        Obligor to be so qualified and/or licensed and in which

                        the failure to so qualify could have a material adverse

                        effect on the business, operation, Assets or condition

                        (financial or otherwise) of such Primary Obligor or

                        Secondary Obligor or its ability to perform its

                        obligations under the Loan Documents or any Eligible

                        Note, to which it is a party.



            (b)         Entity Power.



                  (i)   Borrower has the right, power and capacity and is duly

                        authorized and empowered to enter into, execute, deliver

                        and perform this Agreement and the Other Agreements, to

                        which it is a party.



                  (ii)  Each Primary Obligor and each Secondary Obligor has the right, power and capacity and is duly authorized and

                        empowered to enter into, execute, deliver and perform

                        those Loan Documents to which it is a party.



            (c)         Violation of Organizational Documents.



                  (i)   The execution, delivery and/or performance by Borrower

                        of this Agreement and the Other Agreements to which it

                        is a party, shall not, by the lapse of time, the giving

                        of notice or otherwise, constitute a violation of any

                        applicable law or a breach of any provision contained in

                        the Organic Documents of Borrower, or contained in any

                        agreement, instrument or document to which Borrower, is

                        now or hereafter a party or by which it or any of its

                        assets is or may become bound.



                  (ii)  The execution, delivery and/or performance by each

                        Primary Obligor and each Secondary Obligor of the Other

                        Agreements to which it is a party, shall not, by the

                        lapse of time, the giving of notice or otherwise,

                        constitute a violation of any applicable law or a breach

                        of any provision contained in the Organic Documents of

                        such Primary Obligor or such Secondary Obligor, or

                        contained in any agreement, instrument or document to

                        which such Primary Obligor or such Secondary Obligor is

                        now or
                        hereafter a party or by which it or any of its Assets is

                        or may become bound.



            (d)         Enforceability.



                  (i)   This Agreement and the Other Agreements to which

                        Borrower is a party, are and will be the legal, valid

                        and binding agreements of Borrower, enforceable in

                        accordance with their respective terms, except as

                        enforcement thereof may be subject to the effect of

                        applicable bankruptcy, insolvency, reorganization,

                        moratorium or similar laws affecting creditors' rights

                        generally, and to general principles of equity

                        (regardless of whether such enforcement is sought in a

                        proceeding in equity or at law); and



                  (ii)  Those Other Agreements to which each other Loan Party is a party are and will be the legal, valid and binding

                        agreements of such Loan Party, enforceable in accordance

                        with their respective terms, except as enforcement

                        thereof may be subject to the effect of applicable

                        bankruptcy, insolvency, reorganization, moratorium or

                        similar laws affecting creditors' rights generally, and

                        to general principles of equity (regardless of whether

                        such enforcement is sought in a proceeding in equity or

                        at law);



            (e)         Ownership



                  (i)   Schedule 5.1(e) sets forth all classes of stock of

                        Borrower, the shareholders thereof (other than members

                        of the general public), addresses of each shareholder,

                        number of shares owned and how the shares are held;



                  (ii)  Schedule 5.1 (e) (as may be amended from time to time)

                        sets forth all classes of stock and/or partnership

                        interests of each Primary Obligor and each Secondary

                        Obligor, the shareholders and/or portions thereof, and

                        the addresses, number of shares and/or partnership

                        interests owned and how the shares are held.



                  (iii) Schedule 5.1(e) (as may be amended from time to time)

                        sets forth all options, warrants and other rights to

                        acquire Stock or other equity interests of Borrower, any

                        Primary Obligor, any Secondary Obligor, and any other

                        Pledged Entity, the nature of such option, warrant or

                        right and the conditions for the exercise thereof, with

                        the exception of those warrants to purchase 500,000

                        shares of the
                        common stock of Borrower which are subject to the

                        Warrant Agreement dated as of July 3, 1995 by and

                        between Borrower and American Stock Transfer & Trust

                        Company, as warrant agent. Bank hereby expressly

                        consents to the transfer, issuance or conveyance of

                        Stock and/or other Equity Interests of any Person in

                        accordance with such options, warrants and rights.



                  (iv)  Borrower shall deliver to Bank notice within (10)

                        Business Days after Borrower or any other Loan Party

                        acquires the Stock, Partnership Interest or other equity

                        interest in any Entity after the date hereof. Unless

                        Bank elects not to require Borrower or such other Loan

                        Party to pledge its equity interest in such Entity,

                        Borrower and/or the applicable Loan Party: (A) shall

                        grant to Bank a perfected first security interest in its

                        equity interest in such Entity, (B) shall deliver a

                        Stock Pledge Agreement or such other pledge agreement in

                        form and substance acceptable to Bank, (C) shall amend

                        the applicable Schedules of the applicable Stock Pledge

                        Agreement, (D) shall execute and deliver to the Pledged

                        Entity a notice of lien, (E) shall execute any and all

                        financing statements required by Bank to perfect its

                        security interest, (F) shall deliver the original Stock

                        certificates or other evidence of ownership to Bank,

                        together with an assignment separate from certificate

                        therefor, and (G) shall take such other action to effect

                        and perfect such security interest as Bank shall

                        reasonably require. In the event Bank elects not to

                        require a pledge of such equity interests, Borrower

                        shall amend Schedule 4.3.

            (f)         Fictitious Names.



                  (i)   Each of the fictitious names, if any, used by Borrower

                        during the five (5) year period preceding the date of

                        this Agreement is set forth on Schedule 5.1(f) attached

                        hereto (as amended from time to time) and none of such

                        fictitious names are registered trademarks or tradenames

                        with the U.S. Patent and Trademark Office, except as set

                        forth in Schedule 5.1(f);



                  (ii)  Each of the fictitious names, if any, used by each

                        Primary Obligor and each Secondary Obligor during the

                        five (5) year period preceding the date of this

                        Agreement is set forth on Schedule 5.1(f) attached

                        hereto (as amended --------------- from time to time),

                        and none of such fictitious names are registered

                        trademarks or tradenames with the U.S. Patent and

                        Trademark Office; provided that, variations on the

                        ------------- corporate name of Primary Obligors and

                        Secondary Obligors in states where used solely for

                        qualifying to do business therein shall and have been

                        excluded from such schedule, with Lender's consent and

                        approval.



            (g) Title. Schedule 5.1(g) is a true, accurate and complete list of all Liens, relating to the Pledged Property on the date hereof. At all times following acquisition thereof, Borrower shall have good,

      indefeasible and merchantable title to and ownership of all of its Assets,

      free and clear of all liens, claims, security interests and encumbrances,

      except the Permitted Liens.



            (h) Financial Warranty. Borrower: (i) is now, and at all times hereafter shall be generally paying its debts as they mature, (ii) now owns, and shall at all times hereafter own, property which, at a fair valuation, is greater than the sum of its debt, and (iii) now has, and shall have at all times hereafter, capital sufficient to carry on its business and transactions and all businesses and transactions in which it is about to engage. Primary Obligors and Secondary Obligors (other than SL

      Funding, as defined on Schedule 1.1(xxx) and NAF): (i) are each now, and at all times hereafter shall be generally paying their respective debts as they mature, and (ii) each now has, and shall have at all times hereafter,

      capital sufficient to carry on its business and transactions and all businesses and transactions in which it is about to engage.



            (i) Proceedings. There are no actions or proceedings which are pending or threatened against Borrower, any Primary Obligor or any

      Secondary Obligor which might result in any material and adverse change in its business, operations, Assets, condition (financial or otherwise) or its ability to fully perform its respective obligations and liabilities under the Loan

      Documents to which it is a party.



            (j)         Government Contracts. Except as set forth on Schedule

      5.1(j), neither Borrower, nor any Primary Obligor or any Secondary Obligor

      has any government contracts.



            (k) Adequate Licenses. Borrower, each Primary Obligor and Secondary

      Obligor possesses adequate Assets, licenses, patents, copyrights,

      trademarks and tradenames to continue to conduct its business as previously conducted by it and as contemplated in the foreseeable future except such licenses, patents, copyrights, trademarks and trade names the failure of which to obtain could not have a material adverse effect on

      Borrower's or such Primary Obligor's or Secondary Obligor's business,

      operations, Assets, condition (financial or otherwise) or ability to perform its obligations under those Loan Documents to which it is a party.



            (l)         Government Permits; Consents.



                  (i)   Borrower and each Primary Obligor and Secondary Obligor

                        has and is in good standing with respect to all

                        governmental permits, certificates, consents and

                        franchises necessary to continue to conduct its business

                        as previously conducted prior to the date hereof and to

                        own or lease and operate its properties as now owned or

                        leased by it. None of said permits, certificates,

                        consents or franchises contain any term, provision,

                        condition or limitation more burdensome than such as are

                        generally applicable to Persons engaged in the same or

                        similar business as the applicable Loan Party.



                  (ii)  Except for those consents set forth on Schedule 5.1(l),

                        neither Borrower, nor any other Loan Party requires the

                        approval, consent or waiver by any other Person

                        (including but not limited to shareholders, partners,

                        members, equity owners, holders of Indebtedness

                        Instruments, or any owner of any lien upon the Assets of

                        any one or more of them or their Affiliates) for the

                        consummation of the transactions contemplated herein,

                        including but not limited to the borrowing of the Loan,

                        the pledge of the Pledged Property, and the payment and

                        performance of all Secured Obligations. Borrower and

                        each other Loan Party has received the consents

                        described on Schedule 5.1(l) and has delivered a copy

                         thereof to Bank.



            (m)         Charge; Restrictions.  Neither Borrower, nor any Primary

      Obligor nor any Secondary Obligor is a party to (nor are any of its Assets otherwise subject to) any contract or agreement or subject to any Charge

      (other than ad valorem taxes owed by First X or First B) restriction,

      judgment, decree or order materially and adversely affecting its business,

      property, assets, operations or condition, financial or otherwise other than ad valorem taxes not yet due and payable.



            (n) Compliance with Laws. Neither Borrower, nor any Primary Obligor nor any Secondary Obligor is, or will be during the term hereof, in violation of any applicable statute, regulation, order or ordinance of the

      United States of America, of any state, city, town, municipality, county or of any other jurisdiction, or of any agency thereof, including the

      Federal Reserve Board, in any respect materially and adversely affecting its business, operations, Assets, or condition (financial or otherwise) or its ability to perform its obligations under those Loan Documents to which it is a party.



            (o) Compliance with Indebtedness Instruments. Borrower is not and at no time during the term hereof shall be in default under any Indebtedness

      Instrument. No Primary Obligor or any Secondary Obligor is, on the date hereof, in default under any Indebtedness Instrument.



            (p) Financials. The Financials heretofore delivered by Borrower, or any other Loan Party to Bank, fairly and accurately present the assets,

      liabilities and financial conditions and results of operations of

      Borrower, and such other Persons described therein as of and for the periods ending on such dates and have been prepared in accordance with generally accepted accounting principles and such principles have been applied on a basis consistently followed in all material respects throughout the periods involved.



            (q) Tax Returns. Borrower and each other member of the Consolidated

      Group has filed or caused to be filed all tax returns which are required to be filed, and has paid all Charges shown to be due and payable on said returns or on any assessments made against it or any of its property, and all other Charges imposed on it or any of its properties by any governmental authority except for ad valorem taxes.



            (r) No Adverse Change. There has been no material and adverse change in the Assets, liabilities or financial condition of Borrower or any

      Primary Obligor or Secondary Obligor since the date of the Financials.



            (s) No Indebtedness. Except as disclosed in the most recent

      Financials heretofore delivered by Borrower to Bank and in Schedule 5.1(s)

      and Schedule 5.1(t) or otherwise disclosed in writing to Bank, none of

      Borrower nor any other member of the Consolidated Group has any

      Indebtedness (except for Indebtedness arising in the ordinary course of its business since the dates reflected in the Financials that is not

      Indebtedness
      for borrowed money), has guaranteed or entered into any Guaranty

      Equivalent (other than as a result of the endorsement of any instrument of items of payment for deposit or collection in the ordinary course of business or as otherwise expressly permitted pursuant to the terms hereof)

      the obligations of any Person, and there are no actions or proceedings which are pending or, to the best of Borrower's knowledge, threatened against Borrower or any other member of the Consolidated Group which, in any of the foregoing cases, are reasonably likely to result in any material adverse change in its financial condition or materially adversely affect its assets or its ability to fully perform and satisfy its obligations under the Loan Documents.



            (t) Indebtedness. Attached hereto as Schedule 5.1(t) (as amended from time to time) is a true, accurate, and complete schedule of all

      Indebtedness, other than the Excluded Notes, owing by any one or more of

      Borrower, any Primary Obligor, any Secondary Obligor or any other Pledged

      Entity setting forth: (i) the date such indebtedness was incurred; (ii)

      the original principal amount thereof and the outstanding principal balance thereof as of the date hereof; (iii) the interest rate payable thereon; (iv) whether such indebtedness is evidenced by a note or other writing and whether any security has been granted to secure payment thereof; (v) the payment terms thereof; (vi) the maturity date thereof;

      and (vii) whether there has been any notice of default , or to Borrower's knowledge, any default thereunder.



            (u) Notes. Attached hereto as Schedule 5.1(u) is a true, accurate and complete schedule of all promissory notes made by any Affiliate payable to the order of Borrower, a Primary Obligor and a Secondary

      Obligor, other than those notes set forth on Schedule 2.2(c) and the

      Excluded Notes. If at any time after the date hereof, any Affiliate borrows money or otherwise incurs Indebtedness from Borrower, a Primary

      Obligor or a Secondary Obligor, Borrower shall immediately (i) give Bank notice thereof, (ii) deliver a copy of such note to Bank, (iii) prepare a

      Schedule 5.1(u)(iii) (other than the excluded Notes) (as amended from time to time) setting forth the maker and holder of such note, the principal amount thereof and the payment terms thereof, and (iv) if requested by

      Bank, cause the holder of such note to pledge such note to Bank pursuant to a Note Pledge Agreement, in form and substance acceptable to Bank, in its sole and exclusive discretion.



            (v) No Liability on Bank. The execution, delivery and performance by

      Borrower and each other Loan Party of this Agreement and/or the Other

      Agreements will not, except to the extent caused by independent actions of

      Bank, impose on or subject Bank to any liability, whether fixed or contingent, in respect of any Environmental Law relating to the operation of Borrower's business. Bank's exercise of any of the rights or remedies described in this Agreement or in any of the Other Agreements shall not constitute a breach of any provision contained in any agreement, instrument or document concerning the assignment or license of, or the payment of royalties for, any patents, patent rights, tradenames,

      trademarks, trade secrets, know-how, copyrights or any other form of intellectual property now or at any time or times hereafter protected as such by any applicable law;



            (w) Affiliates. Schedule 5.1(w) attached hereto is a true, accurate and complete schedule of Borrower's Affiliates, together with a description of Borrower's relationship to each such Affiliate.



            (x) Real Property; Environmental Issues. Neither Borrower nor any

      Primary Obligor nor any Secondary Obligor, other than First X and First B,

      now owns or at no time in the last five (5) years has owned, any real property. Neither Borrower nor any Primary Obligor nor any Secondary

      Obligor has received a summons, citation, notice, or directive from the

      Environmental Protection Agency or any other federal or state governmental agency concerning any action or omission resulting in the releasing, or otherwise disposing of hazardous waste or hazardous substances into the environment with respect to any real property.



            (y) Investment Company Act and Public Utility Holding Company Act.

      Neither Borrower nor any Primary Obligor or any Secondary Obligor nor the

      entering into of the Loan Documents, nor the issuance of the Note is subject to any of the provisions of the Investment Company Act of 1940, as amended. Neither Borrower, nor any Primary Obligor or any Secondary

      Obligor is a "holding company" as defined in the Public Utility Holding

      Company Act of 1935, as amended, or subject to any other federal or state statute or regulation limiting its ability to insure Indebtedness for money borrowed.



            (z) Disclosure. Neither this Agreement nor any Loan Document nor any statement, list, certificate or other document or information, nor any schedules to this Agreement or any other Loan Document, delivered or to be delivered to Bank, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make statements contained herein or therein, in light of the circumstances in which they are made, not misleading.



            (aa)        Qualification.



                  (i)   Solely by reason of (and without regard to any other

                        activities of Bank in any state in which Assets are

                        located) the entering into, performance and enforcement

                        of this Agreement, the Note and the other Loan Documents

                        by Bank will not constitute doing business by Bank in

                        any of such states or result in any liability of Bank

                        for taxes or other governmental charges; and qualification by Bank to do business in such jurisdiction is not necessary in connection with, and

                        the failure to so qualify will not affect, the

                        enforcement of, or exercise of any rights or remedies

                        under, any of such documents.



                  (ii)  No "business activity," "doing business" or similar

                        report or notice is required to be filed by the Bank in

                        any such jurisdiction in connection with the Loans or

                        the transactions contemplated by this Agreement, and the

                        failure to file any such report or notice will not

                        affect the enforcement of, or the exercise of any rights

                        or remedies under, this Agreement or any of the other

                        Loan Documents.



      5.2         Reaffirmation of Warranties and Representations.



            Each request for an Advance made by Borrower pursuant to this

Agreement or the Other Agreements shall constitute (i) an automatic warranty and representation by Borrower to Bank that there does not then exist an Event of

Default or an Unmatured Default, and (ii) a reaffirmation as of the date of said

Borrowing Request that each and every warranty and representation of Borrower contained in this Article 5 and other sections of this Agreement and in the

Other Agreements, including without limitation the representations set forth in the Stock Pledge Agreements and Note Pledge Agreements, is true and correct in all material respects, except where such representation or warranty specifically relates to an earlier date.



      5.3         Survival of Warranties and Representations.



            Borrower covenants, warrants and represents to Bank that all representations and warranties of Borrower contained in this Agreement and the

Other Agreements shall be true on the date hereof, and shall survive the execution, delivery and acceptance hereof and thereof by the parties thereto and the closing of the transactions described herein and therein or related hereto or thereto. Unless expressly limited by the terms of this Article 5, each representation and warranty shall be deemed to be remade concurrently with each

Advance hereunder.





6.          COVENANTS AND CONTINUING AGREEMENTS.



      6.1         Financial Covenants.



            Borrower and all other members of the Consolidated Group, on a consolidated basis, shall, at all times during the term hereof, measured quarterly.



            (a) maintain a ratio of Indebtedness to Tangible Net Worth equal to or less than 10 to 1;



            (b) maintain a ratio of EBITDA to interest expense equal to 1.25 to

      1; and

            (c) maintain Tangible Net Worth equal to or greater than

      $95,000,000.



All covenants set forth herein shall be measured quarterly, upon receipt of the statements delivered to Bank pursuant to Section 6.2(c)(iii) or the annual consolidated financial statements delivered in accordance with Section

6.2(c)(i), if available.



      6.2         Affirmative Covenants.



            Borrower warrants and represents to and covenants with Bank that

Borrower shall, unless Bank otherwise consents thereto in writing, do all of the following during the term hereof:



            (a) Representation and Warranties. Subject to Borrower's right to cure set forth in Section 7.1(e), to the extent any representation or warranty contained herein refers to an event or state of facts which exists on the date hereof and shall exist during the term hereof or at the time of each Advance hereunder, said representation or warranty shall be deemed to be an affirmative covenant by Borrower to take all actions, omit to take such actions or cause such actions to be taken which shall be necessary or desirable to cause such representation or warranty to be true and accurate at all times during the term hereof. To the extent any representation, warranty or covenant herein (including the negative covenants set forth in Section 6.3) relates to any other Person (including but not limited to a Primary Obligor, a Secondary Obligor, any Pledged

      Entity or any other Loan Party) it shall be deemed to be a covenant of

      Borrower to cause such Person to comply with or otherwise perform such representation, warranty or covenant, whether or not Borrower has the legal, corporate or other ability to cause such compliance or performance.



            (b) Corporate Existence. Borrower, Primary Obligors and Secondary

      Obligors shall preserve and maintain their respective corporate existence,

      rights, privileges and franchises in the jurisdiction of their respective incorporation or organization, and qualify and remain qualified to do business in each other jurisdiction in which such qualification is necessary in view of their respective business or operations, except such jurisdictions where failure to qualify would not have a material adverse effect on Borrower's, Primary Obligor's or Secondary Obligor's (as

      applicable) business, Assets, operations, condition (financial or otherwise) or ability to perform its respective obligations under the Loan

      Documents.



            (c) Records; Reports. Borrower covenants with Bank that Borrower shall keep Records and prepare financial statements and shall cause to be furnished to Bank the following (all of the foregoing and following which comprise financial statements are to be kept and prepared in accordance with GAAP applied on a basis consistent with the Financials unless

      Borrower's certified public accountants concur in any changes therein and such changes are consistent with then applicable GAAP).

                  (i)   As soon as available but not later than ninety (90) days

                        after the close of each fiscal year of Borrower, a

                        consolidated and consolidating balance sheet of Borrower

                        and the other members of the Consolidated Group as at

                        the end of such year, the related statement of

                        operations (including income statement) for such year

                        and a reconciliation of capital for such year, all

                        certified on an unqualified basis by a firm of

                        independent certified public accountants selected by

                        Borrower and acceptable to Bank, in Bank's sole and

                        absolute discretion.



                  (ii)  Concurrently with the delivery of the financial

                        statements described in Section (i) above for fiscal

                        years ending after December 31, 1997: (A) a certificate

                        of the aforesaid certified public accountants certifying

                        to Bank that based upon their examination of the affairs

                        of Borrower and the other members of the Consolidated

                        Group, performed in connection with the preparation of

                        said financial statements, they are not aware of the

                        occurrence or existence of any condition or event which

                        constitutes an Event of Default or Unmatured Default,

                        or, if they are aware thereof, the nature thereof, and

                        (B) a reliance letter executed by an authorized partner

                        of the aforesaid certified public accountants, in form

                        and substance reasonably acceptable to Bank, and

                        acknowledging that Bank may rely on such financial

                        statements in connection with this Agreement

                        notwithstanding that Bank is not in privity with such

                        certified public accountants in connection with such

                        financial statements.



                  (iii) As soon as available but not later than thirty (30) days after the end of each calendar month hereafter, a

                        consolidated and consolidating balance sheet of Borrower

                        and the other members of the Consolidated Group as at

                        the end of, and the related statement of operations for,

                        the portion of such Person's fiscal year then elapsed,

                        all certified by the chief financial officer of such

                        Person's to be prepared in accordance with generally

                        accepted accounting principles and to present fairly the

                        financial position and results of operations of such

                        Person for such period.



                  (iv)  Concurrently with delivery to its shareholders copies of all financial and other information delivered by

                        Borrower to such Persons, including without limitation,

                        its proxy statements and annual reports to stockholders.

                        Concurrently with delivery to the SEC by Borrower, copies of all reports filed by Borrower with the SEC,

                        including without limitation, all reports on Forms 10K,

                        10Q or 8K promulgated under the Securities Exchange Act

                        of 1934, as amended.



                  (v)   Concurrently with delivery of the Financials required

                        pursuant to Sections 6.2(c)(i) and (iii) hereof, a

                        certificate executed by the President, Treasurer or

                        Chief Financial Officer of Borrower that no Event of

                        Default or Unmatured Default has occurred and is

                        continuing (including but not limited to compliance with

                        the covenants set forth in Section 6.1) or if an Event

                        of Default or Unmatured Default has occurred, setting

                        forth the details of such event and the action which

                        Borrower proposes to take with respect thereto.



                  (vi)  Concurrently with each Borrowing Request, each payment by an Affiliate with respect to a Pledged Note and any

                        change in the Borrowing Base, but in no event less often

                        than once each month, a Borrowing Base Certificate,

                        prepared by the Treasurer of Borrower, setting forth in

                        form and detail reasonably acceptable to Bank a schedule

                        of the Book Value of the Eligible Notes (including all

                        detail necessary to the calculation thereof) and a

                        calculation of the ratio of Indebtedness to Tangible Net

                        Worth.



                  (vii) Such other data and information (financial and

                        otherwise) as Bank, from time to time, reasonably may

                        request bearing upon or related to Borrower's or any

                        Guarantor's financial condition and/or results of

                        operations.



            (d) Insurance. Borrower, Primary Obligors and Secondary Obligors at

      their sole cost and expense, shall keep and maintain: (i) policies of insurance against all hazards and risks ordinarily insured against by other owners or users of properties in similar business or as reasonably requested in writing by Bank; and (ii) public liability insurance relating to such Person's ownership and use of its Assets. All such policies of insurance shall be in form, with insurers and in such amounts as may be satisfactory to Bank. Borrower shall deliver to Bank the original (or certified) copy of each policy of insurance, and evidence of payment of all premiums for each such policy. Such policies of insurance (except those of public liability) shall contain an endorsement, in form and substance acceptable to Bank, showing losses payable to Bank. Such endorsement or an independent instrument furnished to Bank, shall provide that all insurance companies will give Bank at least thirty (30) days prior written notice before any such policy or policies of insurance shall be altered or canceled and that no act or default of Borrower or any other Person shall affect the right of Bank to recover under such policy or policies of insurance in case of loss or damage. Borrower hereby directs all insurers under such policies of insurance (except those of public liability) to pay all proceeds payable thereunder directly to Bank.

      Borrower, irrevocably, appoints Bank (and all officers, employees or agents designated by Bank) as Borrower's true and lawful agent and attorney-in-fact for the purpose of making, settling and adjusting claims under such policies of insurance, endorsing the name of Borrower on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect to such policies of insurance. In the event Borrower at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay any premium in whole or in part relating thereto, then Bank, without waiving or releasing any of

      Borrower's Obligations or any Event of Default or Unmatured Default

      hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premium and take any other action with respect thereto which Bank deems advisable. All sums so disbursed by Bank, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto,

      shall be part of Borrower's Liabilities, payable by Borrower to Bank on demand. The Bank shall also have been named as an additional insured with respect to Borrower's liability insurance.



            (e) Payment of Charges. Other than ad valorem taxes payable by First

      X or First B, Borrower, each Primary Obligor and each Secondary Obligor shall pay promptly, when due, all Charges and Borrower, each Primary

      Obligor and each Secondary Obligor shall not permit the Charges to arise or to remain unpaid, and will promptly discharge the same. In the event

      Borrower, any Primary Obligor or any Secondary Obligor, at any time or times hereafter, shall fail to pay the Charges or to obtain such discharges as required herein, Borrower shall so advise Bank thereof in writing. Bank may, without waiving or releasing any of Borrower's

      Obligations or any Event of Default or Unmatured Default hereunder, in its sole and absolute discretion, at any time or times thereafter, make such payment, or any part thereof, or obtain such discharge and take any other action with respect thereto which Bank deems advisable. All sums so paid by Bank and any expenses, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be part of

      Borrower's Liabilities, payable by Borrower to Bank on demand.

      Notwithstanding the foregoing, Borrower, any Primary Obligor or any

      Secondary Obligor may permit or suffer the Charges to attach to its Assets and may dispute, without prior payment thereof, the Charges, on the conditions that: (i) Borrower or the applicable Primary Obligor or

      Secondary Obligor, in good faith, shall be contesting the same in an appropriate proceeding diligently pursued; (ii) enforcement thereof against any assets of Borrower or the applicable Primary Obligor or

      Secondary Obligor shall be stayed; and (iii) appropriate reserves therefor shall have been established on
      the Records of Borrower or the applicable Primary Obligor or Secondary

      Obligor in accordance with GAAP.



            (f) Pay Debts. Borrower and each Primary Obligor and Secondary

      Obligor shall pay or discharge or otherwise satisfy all Indebtedness at or before maturity or before the same becomes delinquent; provided that neither Borrower, nor any Primary Obligor or any Secondary Obligor shall be required to pay any Indebtedness while the same is being contested by it in good faith and by appropriate proceedings so long as Borrower or the applicable Primary Obligor or Secondary Obligor shall have set aside on its books reserves in accordance with GAAP with respect thereto and title to any property of Borrower or the applicable Primary Obligor or Secondary

      Obligor is not jeopardized.



            (g) Compliance with Laws. Borrower and each Primary Obligor and

      Secondary Obligor shall comply with all laws, rules, regulations and governmental orders (federal, state and local), including all

      Environmental Laws, having applicability to it or to the business or businesses at any time conducted by it, where the failure to so comply would have a material adverse effect, either individually or in the aggregate, on the business, Assets, operations, condition (financial or otherwise) or its ability to perform its obligations under the Loan

      Documents.



            (h) Perform Obligations. Borrower and each Primary Obligor and

      Secondary Obligor shall duly and punctually pay and perform each of its obligations under this Agreement and the Other Agreements in accordance with the terms thereof.



            (i) Management. As of the date hereof and at all times during the term hereof either (i) both of James Hawkins and James Sartain, or (ii)

      either James Hawkins or James Sartain and either of Matthew Landry or Rick

      R. Hagelstein shall be employed full-time with Borrower and shall be responsible for the day to day management of Borrower.



      6.3         Negative Covenants.



            Borrower warrants and represents to and covenants with Bank that neither Borrower, nor any Primary Obligor nor any Secondary Obligor, as the case may be, shall, without Bank's prior written consent, which Bank may or may not give in its sole and absolute discretion, concurrently or hereafter do any of the following:



            (a) Sell or Encumber Assets. Neither Borrower, nor any Primary

      Obligor nor any Secondary Obligor shall assign, sell or transfer any of its Assets to any Person, other than in the ordinary course of business,

      nor permit, grant, or suffer a security interest, lien, claim or encumbrance upon any of its Assets, except the Permitted Liens and ad valorem taxes of First X and First B.



                (b) Attachment. Neither Borrower, nor any Primary Obligor nor any Secondary Obligor shall permit or suffer any levy, attachment or restraint to be made affecting any of its Assets;



            (c) Receiver. Neither Borrower, nor any Primary Obligor nor any

      Secondary Obligor shall permit or suffer any receiver, trustee or assignee for the benefit of creditors, or any other custodian to be appointed to take possession of all or any of its Assets, other than a custodian pursuant to a voluntary custodial agreement entered into to perfect a security interest.



            (d) Amend Organizational Documents; Business Objectives. Neither

      Borrower, nor any Primary Obligor or any Secondary Obligor shall make any change: (i) in its Organic Documents or capital structure; or (ii) in any of its business objectives, purposes and operations, including by undertaking additional business activities. Neither Borrower, nor any

      Primary Obligor nor any Secondary Obligor shall engage in any business not of the same general type as those conducted by them on the date hereof.



            (e)         Mergers and Acquisitions.



                  (i)   Neither Borrower, nor any Primary Obligor nor any

                        Secondary Obligor shall merge or consolidate with any

                        Person.  Borrower, Primary Obligors and Secondary

                        Obligors shall have the right to acquire the stock or

                        Assets of another Person (whether by sale of Assets or

                        sale or exchange of stock, or purchase, lease or

                        otherwise); provided that any and all such acquisitions

                        shall be through one or more Subsidiaries of Borrower,

                        Primary Obligors or Secondary Obligors and such

                        acquisition shall not violate any other representation,

                        warranty or covenant set forth in this Agreement or any

                        other Loan Document.



                  (ii)  NAF will not merge, consolidate or acquire the Assets of any Person, shall not commence any new business venture

                        and shall use the proceeds of any sale or other

                        disposition of its Assets to pay the Eligible Note made

                        by it.



            (f)         Stock Transfers.



                  (i)   Except as disclosed in Schedule 5.1(e), as amended from

                        time to time with Bank's consent, and except as

                        permitted pursuant to Section 6.3(f)(ii), neither any

                        Primary Obligor, any Secondary Obligor nor any Pledged

                        Entity shall grant any option, warrant or other right to

                        purchase any equity interest in such Person, without in

                        each case the prior written consent of Bank, which

                        consent shall not be unreasonably withheld.

                  (ii)  Notwithstanding anything to the contrary contained

                        herein, Borrower shall have the right to register on

                        Form S-3, and publicly offer and sell equity Securities

                        of Borrower under the following terms and conditions:

                        (w) Borrower shall deliver notice to Bank, within

                        twenty-four (24) hours of the filing with the SEC; (x)

                        Borrower shall fully and timely comply with all

                        Securities Laws and with all terms and provisions of the

                        underwriting agreement pursuant to which such Securities

                        are offered for sale; (y) the prospectus and all other

                        selling materials used by Borrower in such offering

                        shall not contain any misstatement of material fact or

                        omit to state any fact which would render the statements

                        contained therein false or misleading., and (z) pay the

                        proceeds of such offering to Bank, in accordance with

                        the terms hereof.



            (g) Adverse Transactions. Neither Borrower, nor any Primary Obligor

      nor any Secondary Obligor shall enter into any transaction which materially and adversely affects its ability to perform its obligations under the Loan Documents or to pay any other Indebtedness.



            (h) Investments. Neither Borrower, nor any Primary Obligor nor any

      Secondary Obligor shall make any investment in the Stock or obligations of any Person, except in the ordinary course of its business.



            (i) Dividends; Payment of Fees, etc. At any time during the term hereof, without Bank's prior written consent which may be withheld in

      Bank's sole and absolute discretion, neither Borrower, nor any Primary

      Obligor nor any Secondary Obligor shall: (i) make any distributions or pay any dividends or make any distributions of property or assets with respect to its Stock; (ii) pay any director's fees or any salaries to any director or shareholder unless such shareholder or director is directly and actively employed by Borrower or any Primary Obligor or Secondary Obligor;

      provided that, Borrower may compensate outside directors in an amount not to exceed $2,000 per meeting and may pay the stated dividends on its special preferred stock and its adjusting preferred stock.



            (j) Fee Agreements. Attached hereto as Schedule 6.3(j) (as amended from time to time) is a true, accurate and complete schedule of all Fee

      Agreements to which Borrower or any Primary Obligor or Secondary Obligor is a party.. Bank hereby expressly consents to the performance by Borrower and said Primary Obligors and Secondary Obligors of said Fee Agreements,

      as in effect on the date hereof. Within ten (10) Business Day after

      Borrower, any Primary Obligor or any Secondary Obligor has entered into any new Fee Agreement or shall have modified in any material respect any existing Fee Agreement, Borrower shall give Bank notice thereof and amend

      Schedule 6.3(j), if applicable, and shall, upon request by Bank, deliver a copy of any new or amended Fee Agreement to Bank. Except in the ordinary course of business, Borrower shall not enter into any other transactions with any Affiliate, including, without limitation, agreements for the purchase, sale or exchange of property or the rendering of any services to or by any Affiliate, or enter into, assume or suffer to exist any employment, management, administration, advisory or consulting contract with any Affiliate or, in each of the foregoing cases, with any officer,

      director or partner of any Affiliate (or a spouse or other relative of any of them).



            (k) Indebtedness. Neither Borrower nor any Primary Obligor, other than NAF and FC Capital, shall contract, create, incur, assume or suffer to exist any Indebtedness; except for (w) the Loans, , (x) Indebtedness existing on the date hereof and reflected on the Financials of Borrower delivered on such date, (y) Indebtedness disclosed on Schedules 5.1(s) and

      (t), and (z) unsecured trade payables, unsecured Indebtedness of Borrower to an Affiliate, and purchase money financing (whether secured or unsecured) to parties (other than to Affiliates), incurred in the ordinary course of business that do not exceed, in the aggregate at any time outstanding, $500,000.



            (l) Loan; Guaranty Debt. Borrower shall not make any loan to any

      Person, other than loans to Primary Obligors pursuant to the terms of the

      Eligible Notes. Except as set forth on Schedule 6.3(l), neither Borrower,

      nor any Primary Obligor or any Secondary Obligor shall enter into any

      Guaranty Equivalents in the aggregate at any time outstanding exceeding

      $5,000,000.



            (m) Pay Indebtedness. Except in the ordinary course of business,

    neither Borrower, nor anye, and purchase money financing (whether secured or unsecured) to parties (other than to Affiliates), incurred in the ordinary course of business that do not exceed, in the aggregate at any time outstanding, $500,000.



     (l  the Other Agreements, neither Borrower, nor any Primary Obligor nor any

      Secondary Obligor shall issue any power of attorney or other contract or agreement giving any Person power or control over the day-to-day operations of Borrower's, any Primary Obligor's or any Secondary Obligor's

      business, other than in connection with Permitted Liens or Indebtedness expressly permitted pursuant to the terms of this Agreement.



            (o) Amendment of Credit Agreements. Except in the ordinary course of business, neither Borrower, nor any Primary Obligor or any Secondary

      Obligor, shall amend, modify or extend any note, credit agreement,

      security agreement or other document, instrument of agreement evidencing or securing Indebtedness of such entity, without in each case Bank's prior written consent; provided that Primary Obligors and Secondary

      Obligors may extend and renew existing credit facilities without Bank's consent.



      6.4         Required Notices.



            (a) Borrower shall notify Bank and amend Schedule 5.1(t) on the same

      Business Day that: (i) Borrower makes any additional loans or advances to any Primary Obligor or Secondary Obligor, whether or not evidenced by a writing signed by the obligor thereof; and (ii) Borrower received any payment of principal on any Pledged Note identified on Schedule 5.1(t),

      (such notice may be given by delivery of a Borrowing Base Certificate in accordance with the provisions hereof.



            (b) In addition to those notices required elsewhere in this

      Agreement and in the Stock Pledge Agreement and the Note Pledge Agreement

      to which Borrower is a party, Borrower shall notify Bank promptly after obtaining knowledge of:



                  (i)   except as otherwise previously disclosed, any event or

                        occurrence which Borrower has determined has caused a

                        material loss or decline in value of Borrower's, any

                        Primary Obligor's, or any Secondary Obligor's Assets due

                        to casualty or any other adverse occurrence and the

                        estimated (or actual, if available) amount of such loss

                        or decline;



                  (ii)  the institution of any suit or administrative proceeding which, if determined adversely to Borrower, any Primary

                        Obligor or any Secondary Obligor or any Pledged Entity,

                        is reasonably likely to materially adversely affect the

                        operations, financial condition or business of Borrower

                        or any Primary Obligor or any obligor of a Pledged Note,

                        as applicable;



                  (iii) Borrower, any Primary Obligor or any Secondary Obligor

                        or any Pledged Entity becoming subject to any Charge,

                        restriction, judgment, decree or order which could

                        materially and adversely affect Borrower's or a Primary

                        Obligor's business, operations, Assets, condition

                        (financial or otherwise) or ability to perform its

                        respective obligations under the Loan Documents.



                  (iv)  the commencement of any lockout, strike or walkout

                        relating to any labor contract to which Borrower, any

                        Primary Obligor or any Secondary Obligor is a party;



                  (v)   except as otherwise previously disclosed, any event or

                        occurrence which Borrower, any Primary Obligor or any

                        Secondary Obligor or any Pledged Entity has determined

                        will have a material adverse affect on the ability of

                        any obligor of a Pledged Note to repay such Pledged

                        Note;



                  (vi)  the occurrence of a default by Borrower, any Primary

                        Obligor or any Secondary Obligor or any Pledged Entity

                        under any agreement, document or instrument to which it

                        is a party which could materially and adversely affect

                        its business, operations, Assets, condition (financial

                        or otherwise) or ability to perform its respective

                        obligations under the Loan Documents;



                  (vii) the filing of a petition under any section or chapter of the United States Bankruptcy Code or any similar law or

                        regulation shall be filed by or against Borrower, any

                        Primary Obligor, Secondary Obligor, or any Pledged

                        Entity or any such Person shall make an assignment for

                        the benefit of its creditors or if any case or

                        proceeding is filed by or against any such Person for

                        its dissolution or liquidation;



                  (viii)the making of an application for the appointment of a receiver, trustee or custodian for any of the assets of

                        Borrower, any Primary Obligor, or any Secondary Obligor,

                        other than voluntary custodial relationships entered

                        into to perfect security interests;



                  (ix)  as soon as possible and in any event within five (5)

                        days after Borrower shall have obtained knowledge of the

                        occurrence of an Event of Default or Unmatured Default,

                        the written statement of the chief financial officer of

                        Borrower setting forth the details of such event and the

                        action which Borrower proposes to take with respect

                        thereto;



                  (x)   the exercise of any holder of any option, warrant or

                        right to purchase any equity interest in Borrower, any

                        Primary Obligor, any Secondary Obligor or any other

                        Pledged Entity, other than the exercise of rights

                        disclosed in Section 5.1(e);



                  (xi)  the breach of the covenants set forth in Section 6.2(i);

                        and



                  (xii) the issuance or sale of any Securities permitted

                        pursuant to Section 6.3(f).



      6.5         Payment of Claims.



            Bank, in its sole and absolute discretion, without waiving or releasing any of Borrower's Liabilities or Borrower's

Obligations or any Event of Default, may at any time or times hereafter, but shall be under no obligation to, pay, acquire and/or accept an assignment of any security interest, lien, encumbrance or claim asserted by any Person against the

Assets of Borrower, or any Primary Obligor, or any Secondary Obligor. All sums paid by Bank in respect thereof and all reasonable Costs relating thereto incurred by Bank or for which Bank becomes obligated on account thereof shall be part of Borrower's Liabilities payable by Borrower to Bank on demand and any amount not paid on demand shall bear interest at the Default Rate.



      6.6         Year 2000 Compliance.



            (a) The computer and management information systems of the Borrower,

      the Primary Obligors and the Secondary Obligors are adequate for the conduct of their business as presently conducted and as proposed to be conducted and there are no material requirements for systems integration,

      upgrade or replacement, and there are no facilities or software inadequacies that could reasonably be expected to have a material adverse effect on the business of the Borrower, any Primary Obligor, Secondary

      Obligor.



            (b) The Borrower, the Primary Obligors and the Secondary Obligors

      will be Year 2000 Compliant on or before March 31, 1999 and at all times thereafter. As used in the preceding sentence, "Year 2000 Compliant" means the ability of the software and other information processing capabilities of such Person to correctly interpret and process all data in whatever form so as to avoid errors that may otherwise occur because of the inability of software or other information processing capabilities to recognize accurately the year 2000 or subsequent dates.



            (c) Any reprogramming required to permit the proper functioning of the computer and management information systems of the Borrower and its

      Subsidiaries during and following the year 2000 will be completed by March

      31, 1999 and the cost of such reprogramming is not expected to have a material adverse effect on the business of the Borrower or its

      Subsidiaries.

7.          DEFAULT



      7.1         Events of Default.



            The occurrence of any one of the following events shall constitute a default ("EVENT OF DEFAULT") under this Agreement:



            (a) If Borrower fails or neglects to perform, keep or observe any of

      Borrower's Obligations or if Borrower fails or neglects to cause any

      Primary Obligor, Secondary Obligor or any other Loan Party (for any reason whatsoever) to keep or observe any covenant with respect to such Entity set forth herein and the same is not cured within thirty (30) days after

      Bank gives Borrower notice of such default; provided that a breach of any of the provisions, terms, conditions or covenants contained in Sections

      6.2(d), 6.3 and 6.4 shall automatically be an Event of Default without any notice or cure period.



            (b) If any representation, warranty or material statement, report or certificate made or delivered by any Loan Party, or any of its directors,

      officers, authorized employees or agents, to Bank is not true and correct;



            (c) If Borrower fails to pay any of the Secured Obligations, when due and payable or declared due and payable and the same is not cured within five (5) days after Bank gives Borrower notice of such default provided however, that Interest shall accrue at the Default Rate commencing immediately after non-payment;



            (d) If Borrower shall default under the terms of any Indebtedness

      Instrument, other than the Loan Documents.



            (e) If any single Primary Obligor or Secondary Obligor shall default under the terms of any Indebtedness Instrument and such default is not cured within ninety (90) days after the occurrence thereof; provided that such cure period shall not apply if: (i) a default occurs by such Primary

      Obligor or Secondary Obligor under the terms of any other Indebtedness

      Instrument securing or evidencing a different borrowing, or (ii) if any other Primary Obligor or Secondary Obligor defaults under the terms of any

      Indebtedness Instrument during such ninety (90) day cure period.

      Notwithstanding the foregoing, if any two or more such Persons are obligated for the same Indebtedness and a default occurs thereunder, it shall be deemed to be a default by a single Person for the purposes of this Section 7.1(e).



            (f) If Borrower fails or neglects to perform, keep or observe any of

      Borrower's Obligations or to cause any Primary Obligor or Secondary

      Obligor to keep or observe any representation, warranty or covenant,

      contained in Section 6.2(e) and the same is not cured within ten (10) days after Bank gives Borrower notice of such default.

            (g) Ten (10) days after a breach of the representation, warranty and covenant set forth in Section 6.2(i), unless waived by Bank in its sole and exclusive discretion, nothing in this Section 7.1(g) being deemed to be a covenant by Bank to waive such default or an implications that Bank will be reasonable in its decision not to waive such default.



            (h) If any of Borrower's Assets or the assets of any Primary

      Obligor, or Secondary Obligor or any portion thereof are attached, seized,

      subjected to a writ of distress warrant, or are levied upon, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors and the same is not terminated or dismissed within sixty (60) days thereafter, other than the Assets of First X or

      First B arising out of the failure to pay ad valorem taxes;



            (i) If a petition under any section or chapter of the United States

      Bankruptcy Code or any similar law or regulation shall be filed by

      Borrower, any Primary Obligor or any Secondary Obligor, or if Borrower,

      any Primary Obligor or any Secondary Obligor shall make an assignment for the benefit of its creditors or if any case or proceeding is filed by

      Borrower, any Primary Obligor or any Secondary Obligor for its dissolution or liquidation;



            (j) If Borrower, any Primary Obligor or any Secondary Obligor is

      enjoined, restrained or in any way prevented by court order from conducting all or any material part of its business affairs or if a petition under any section or chapter of the United States Bankruptcy Code or any similar law or regulation is filed against Borrower, any Primary

      Obligor or any Secondary Obligor or if any case or proceeding is filed against Borrower, any Primary Obligor or any Secondary Obligor for its

      dissolution or liquidation and such injunction, restraint or petition is not dismissed or stayed within sixty (60) days after the entry or filing thereof;



            (k) If an application is made by Borrower, any Primary Obligor, any

      Secondary Obligor or any Pledged Entity for the appointment of a receiver,

      trustee or custodian for any of its assets other than a custodian pursuant to a voluntary custodial agreement entered into to perfect a security interest;



            (l) If an application is made by any Person other than a Loan Party for the appointment of a receiver, trustee, or custodian for any of the

      Assets of Borrower, any Primary Obligor or any Secondary Obligor or any

      Pledged Entity and the same is not dismissed within sixty (60) days after the application therefor;



            (m) Except as expressly permitted pursuant to Section 6.2(e), (i) if a notice of any Charge is filed of record with respect to all or any of

      Borrower's, any Primary Obligor's, or any Secondary Obligor's Assets, or

      (ii) if any Charge becomes a lien or encumbrance upon any of its assets

      and
      the same is not released within sixty (60) days after the same becomes a lien or encumbrance;



            (n) The occurrence of a default or Event of Default or Unmatured

      Default under any agreement, instrument and/or document executed and delivered by any Guarantor to Bank, which is not cured within the time, if any, specified therefor in such agreement, instrument or document or any of the Loan Documents shall fail to grant to Bank on behalf of the Bank the lien or other security interest (if any) intended to be created thereby or any Loan Party thereto shall assert that it is not liable with respect thereto; or any Guarantor shall assert that it is not liable as a guarantor or otherwise under its guarantee agreement executed in connection herewith;



            (o) The occurrence of an Event of Default under any of the Other

      Agreements, which is not cured within the time, if any, specified therefor in such Other Agreement;



            (p) Except as expressly permitted pursuant to the terms hereof, if

      Borrower, any Primary Obligor, any Secondary Obligor or any Pledged Entity

      issues to or transfers to any Person any Stock of Borrower, any Primary

      Obligor, any Secondary Obligor or any Pledged Entity;



            (q) If any final non-appealable judgment for the payment of money in excess of $250,000 (after giving effect to any amount covered by insurance as to which the insurer shall not have defied or questioned its obligation to pay) shall be rendered against Borrower, any Primary Obligor, or any

      Secondary Obligor; or final judgment for the payment of money in excess of

      $250,000 shall be rendered against Borrower, any Primary Obligor, or any

      Secondary Obligor and the same shall remain undischarged for a period of thirty (30) days during which execution shall not be effectively stayed or diligently contested in good faith by appropriate proceedings;



            (r) If Borrower or any ERISA Affiliate (1) shall effect a complete or partial withdrawal (as defined in ERISA Sections 4203 or 4205) from a

      Multiemployer Plan, if such withdrawal could subject either Borrower or any ERISA Affiliate to liability; (2) shall fail to pay when due an amount that is payable by it to the PBGC or to an Employee Benefit Plan; (3) has

      instituted against it by a fiduciary of any Multiemployer Plan an action to enforce ERISA Section 515 and such proceedings shall not have been dismissed within thirty (30) days thereafter; (4) has imposed against it any tax under Code Section 4980B(a); (5) has assessed against it by the

      Secretary of Labor a civil penalty with respect to any Employee Benefit

      Plan under ERISA Section 502(c) or 502(l); (6) shall apply for a waiver of the minimum funding standards of the Code; or (7) shall permit any other event or condition to occur or exist with respect to an Employee Benefit

      Plan that
      could subject either Borrower or any ERISA Affiliate to liability;



            (s) Except as set forth in Section 7.1(d) or (e), a default by

      Borrower, any Primary Obligor, or any Secondary Obligor shall occur under any agreement, document or instrument (other than this Agreement or any of the other Loan Documents) now or hereafter existing, to which Borrower,

      any Primary Obligor, or any Secondary Obligor is a party and the effect of such default is reasonably likely to have a material adverse effect on the financial conditions or business operations of such Loan Party;



            (t) If Borrower, any Primary Obligor, or any Secondary Obligor

      dissolves, liquidates (other than with respect to a Secondary Obligor upon the disposition of all of its Assets in the ordinary course of its business), or fails to maintain its corporate existence, without the prior written consent of Bank.



      7.2         Remedies Cumulative.



            All of Bank's rights and remedies under this Agreement and the Other

Agreements are cumulative and non-exclusive.



      7.3         Acceleration.



            Upon the occurrence an Event of Default and the continuation thereof, without notice by Bank to or demand by Bank to Borrower, Bank shall have no further obligation to and may then forthwith cease advancing monies,

extending credit or issuing letters of credit to or for the benefit of Borrower under this Agreement and the Other Agreements. Upon an Event of Default, without notice by Bank to or demand by Bank to Borrower, all Secured Obligations shall be due and payable, forthwith.



      7.4         Remedies.



            Upon the occurrence of an Event of Default and the continuation thereof, Bank, in its sole and absolute discretion, may exercise any and all rights and remedies that it may have under the other Loan Documents, at law or in equity.



      7.5        Injunctive Relief.



            Borrower recognizes that upon the occurrence of an Event of Default,

no remedy of law will provide adequate relief to Bank, and agrees that Bank shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.



      7.6         Advances During Unmatured Default.



            Upon the occurrence of any Unmatured Default or Event of Default

(other than Unmatured Defaults under Section 7.1(e), Bank shall not be obligated to make any Advances; provided that, nothing contained herein shall prohibit

Bank from making any Advances.



8.          CONDITIONS PRECEDENT TO DISBURSEMENT



      8.1         Checklist Items.



            The obligation of Bank to make the Loan to Borrower is subject to the condition precedent that, in addition to satisfaction of the conditions set forth in Sections 8.2 and 8.3, Bank shall have received, prior to the first disbursement of the proceeds of any of the Loan hereunder all documents, instruments, agreements, notes, evidences of Borrower's authority, and all other instruments as Bank may reasonably request, including but not limited to all items on the documentation checklist, delivered by Bank to Borrower prior to the date hereof.



      8.2         Necessary Actions.



            The obligation of Bank to make the Loan to Borrower is subject to the further condition precedent that all proceedings taken in connection with the transactions contemplated by this Agreement, and all instruments,

authorizations and other documents applicable thereto, shall be reasonably satisfactory in form and substance to Bank and its counsel.



      8.3         Conditions Precedent.



            In addition to the foregoing, prior to Bank making of any and all

Loans hereunder, all of the following shall have been satisfied in a manner satisfactory to Bank:



            (a) no change in the condition or operations, financial or otherwise, of Borrower or any other Loan Party shall have occurred which change, in the sole credit judgment of Bank, may have a material adverse effect on Borrower or any other Loan Party;



            (b) no litigation shall be outstanding or have been instituted or threatened which Bank determines to be material against Borrower or other

      Loan Party;



            (c) all of the representations and warranties of Borrower set forth in this Agreement and each of the Other Agreements to which Borrower or other Loan Party is a party shall be true and correct on the date of the contemplated Loan to the same extent as originally made on such date; and



            (d) no Event of Default or Unmatured Default shall exist or be continuing.



9.          GENERAL



      9.1         Compliance with ERISA.



            (a)         Representations and Warranties.  Borrower hereby

      represents and warrants that:



                  (i)   Schedule 9.1 hereto describes the Employee Benefit Plans

                        to which Borrower or any of its ERISA Affiliates may

                        have obligations;



                  (ii)  each Employee Benefit Plan of Borrower or any of its

                        ERISA Affiliates is in compliance in all material

                        respects with its terms and with the applicable

                        provisions of ERISA, the Code and all other statutes and

                        regulations
                        applicable thereto and each such Employee Benefit Plan

                        that is intended to be qualified under Section 401(a) of

                        the Code has been determined by the Internal Revenue

                        Service to be so qualified, and each trust related to

                        any such Employee Benefit Plan has been determined to be

                        exempt from federal income tax under Section 501(a) of

                        the Code;



                  (iii) neither Borrower nor any of its ERISA Affiliates

                        maintains or contributes to any Employee Benefit Plan

                        with an actuarial present value of projected benefit

                        obligations that exceeds the fair market value of net

                        assets available for such benefits, calculated on the

                        basis of the actuarial assumptions specified in the most

                        recent actuarial valuation for such Employee Benefit

                        Plan, and no such Employee Benefit Plan provides for

                        subsidized early retirement benefits that could

                        materially adversely affect the funded status of such

                        Employee Benefit Plan or Employee Benefit Plans in the

                        event of a reduction in force or plant closing;



                  (iv)  with respect to each Employee Benefit Plan that is a

                        "defined benefit plan," as defined in Section 3(35) of

                        ERISA, the assets of each such Employee Benefit Plan are

                        equal to or greater than the accrued benefits of the

                        participants and beneficiaries thereunder, as determined

                        pursuant to the actuarial methods and assumptions

                        utilized by the PBGC in the event of a plan termination;



                  (v)   neither Borrower nor any of its ERISA Affiliates

                        sponsors, maintains, participates in or contributes to

                        any employee welfare benefit plan within the meaning of

                        Section 3(1) of ERISA that provides benefits to

                        employees after termination of employment other than as

                        required by Section 601 of ERISA; as such, neither

                        Borrower nor any of its ERISA Affiliates are currently

                        or will in the future be subject to the accounting

                        recognition and disclosure standards of Statement of

                        Financial Accounting Standards No. 106 (FASB 106);



                  (vi)  neither Borrower nor any of its ERISA Affiliates has breached any of the responsibilities, obligations, or

                        duties imposed on them by ERISA or the regulations

                        promulgated thereunder with respect to any Employee

                        Benefit Plan;



                  (vii) neither Borrower nor any ERISA Affiliate has (i) failed to
                        make a required contribution or payment to a

                        Multiemployer Plan or (ii) made or expects to make a

                        complete or partial withdrawal under Sections 4203 or

                        4205 of ERISA from a Multiemployer Plan;



                  (viii)at the date hereof, the aggregate potential withdrawal liability payment, as determined in accordance with

                        Title IV of ERISA, of Borrower and any ERISA Affiliates

                        with respect to all Employee Benefit Plans that are

                        Multiemployer Plans does not exceed $50,000 and, to the

                        best of Borrower's and its ERISA Affiliate's knowledge,

                        no Multiemployer Plan is in reorganization or insolvent

                        within the meaning of Sections 4241 or 4245 of ERISA.



                  (ix)  neither Borrower nor any ERISA Affiliate has failed to make a required installment or any other required

                        payment under Section 412 of the Code on or before the

                        due date for such installment or other payment;



                  (x)   neither Borrower nor any ERISA Affiliate is required to

                        provide security to an Employee Benefit Plan under

                        Section 401(a)(29) of the Code due to an Employee

                        Benefit Plan amendment that results in an increase in

                        current liability for the plan year;



                  (xi)  no liability to the PBGC has been, or is expected by

                        Borrower or any ERISA Affiliate to be, incurred by

                        Borrower or any ERISA Affiliate, other than the payment

                        of premiums, and there are no premium payments that have

                        became due and which are unpaid;



                  (xii) no events have occurred in connection with any Employee

                        Benefit Plan that might constitute grounds for the

                        termination of any such Employee Benefit Plan by the

                        PBGC or for the appointment by any United States

                        District Court of a trustee to administer any such

                        Employee Benefit Plan;



                  (xiii)no Reportable Event has, in the case of any Employee

                        Benefit Plan maintained by Borrower or an ERISA

                        Affiliate other than a Multiemployer Plan, occurred and

                        is continuing, or to the best of Borrower's knowledge,

                        has occurred and is continuing in the case of any such

                        Employee Benefit Plan that is a Multiemployer Plan;



                  (xiv) no Employee Benefit Plan maintained by Borrower or an

                        ERISA Affiliate had an Accumulated Funding Deficiency, whether or not waived, as of the last day of the most recent fiscal year of such Employee Benefit Plan or, in

                        the case of any Multiemployer Plan, as of the most

                        recent fiscal year of such Multiemployer Plan for which

                        the annual reports of such Multiemployer Plan's

                        actuaries and auditors have been received; and



                  (xv)  neither Borrower nor any ERISA Affiliate has engaged in a Prohibited Transaction prior to the date hereof, and

                        the execution, delivery, and carrying out of this

                        Agreement will not involve any non-exempt Prohibited

                        Transactions (within the meaning of Part 4 of Subtitle B

                        of Title I of ERISA) or any transaction in connection

                        with which a tax could be imposed pursuant to Section

                        4975 of the Code.



            (b) ERISA Reports. Borrower shall:



                  (i)   as soon as possible, and in any event within fifteen

                        (15) Business Days, after Borrower or an ERISA Affiliate

                        knows or has reason to know that, regarding any Employee

                        Benefit Plan with respect to Borrower or an ERISA

                        Affiliate, a Prohibited Transaction or a Reportable

                        Event has occurred (whether or not the requirement for

                        notice, if applicable, of such Reportable Event has been

                        waived by the PBGC), deliver to the Bank a certificate

                        of a responsible officer of Borrower setting forth the

                        details of such Prohibited Transaction or Reportable

                        Event, the action that Borrower proposes to take with

                        respect thereto, and, when known, any action taken or

                        threatened by the Internal Revenue Service, Department

                        of Labor, or PBGC;



                  (ii)  upon request of the Bank made from time to time, deliver to the Bank a copy of the most recent actuarial report,

                        funding waiver request, and annual report filed with

                        respect to any Employee Benefit Plan maintained by

                        Borrower or an ERISA Affiliate;



                  (iii) upon request of the Bank made from time to time, deliver to the Bank a copy of any Employee Benefit Plan

                        sponsored, contributed to, participated in or maintained

                        by Borrower or any ERISA Affiliate; and



                  (iv)  as soon as possible, and in any event within ten (10)

                        Business Days, after it knows or has reason to know that

                        any of the following have occurred with respect to any

                        Employee Benefit Plan maintained, or contributed to, by

                        Borrower or an ERISA Affiliate, deliver to the Bank a

                        certificate of a responsible officer of Borrower setting

                        forth the details of the events described in (a) through

                        (l) and the action that Borrower or any ERISA Affiliate

                        proposes to take with respect thereto, together with a

                        copy of any notice or filing from the PBGC or other

                        agency of the United States government with respect to

                        such of the events described in (a) through (l): (a) any

                        Employee Benefit Plan has been terminated; (b) the Plan

                        Sponsor intends to terminate any Employee Benefit Plan;

                        (c) the PBGC has instituted or will institute

                        proceedings under Section 4042 of ERISA to terminate any

                        such Employee Benefit Plan or to appoint a trustee to

                        administer such Employee Benefit Plan, or Borrower or

                        any ERISA Affiliate receives a notice from a

                        Multiemployer Plan that such action has been taken by

                        the PBGC with respect to such Multiemployer Plan; (d)

                        Borrower or any ERISA Affiliate withdraws from any

                        Employee Benefit Plan, or notice of any withdrawal

                        liability is received by Borrower or any ERISA

                        Affiliate; (e) any Employee Benefit Plan has received an

                        unfavorable determination letter from the Internal

                        Revenue Service regarding the qualification of the

                        Employee Benefit Plan under Section 401(a) of the Code;

                        (f) Borrower or any ERISA Affiliate fails to make a

                        required installment or any other required payment under

                        Section 412 of the Code on or before the due date for

                        such installment or payment or has applied for a waiver

                        of the minimum funding standard under Section 412 of the

                        Code; (g) the imposition of any tax under Code Section

                        4980B(a) or the assessment by the Secretary of Labor of

                        a civil penalty under Sections 502(c) or 502(l) of

                        ERISA; (h) there is a partial or complete withdrawal (as

                        described in ERISA Section 4203 or 4205) by Borrower or

                        any ERISA Affiliate from a Multiemployer Plan; (i)

                        Borrower or any ERISA Affiliate is in "DEFAULT" as

                        defined in ERISA Section 4219(c)(5)) with respect to

                        payments to a Multiemployer Plan required by reason of

                        its complete or partial withdrawal from such Employee

                        Benefit Plan; (j) a Multiemployer Plan is in

                        "REORGANIZATION" or is "INSOLVENT" (as described in

                        Title IV of ERISA) or such Multiemployer Plan intends to

                        terminate or has terminated under Section 4041A of

                        ERISA; (k) the institution of a proceeding by a

                        fiduciary of a Multiemployer Plan against Borrower or

                        any ERISA Affiliate to enforce Section 515 of ERISA; or

                        (1) Borrower or any ERISA Affiliate has increased

                        benefits under any existing Employee Benefit Plan or

                        commenced
                        contributions to an Employee Benefit Plan to which

                        Borrower or any ERISA Affiliate was not previously

                        contributing. For purposes of this Section, Borrower

                        shall be deemed to have knowledge of all facts known by

                        the Plan Administrator of any Employee Benefit Plan of

                        which Borrower or any ERISA Affiliate is the Plan

                        Sponsor.



            (c) Compliance with ERISA. Borrower and its ERISA Affiliates will not (i) establish, maintain, or operate any Employee Benefit Plan that is not in compliance in all material respects with the provisions of ERISA,

      the Code, and all other applicable laws, and the regulations and interpretations thereunder; (ii) allow to exist any Accumulated Funding

      Deficiency with respect to any Employee Benefit Plan, whether or not waived; (iii) terminate any Employee Benefit Plan or withdraw or effect a partial or complete withdrawal (as described in ERISA Section 4203 or

      4205) from any Multiemployer Plan, if such termination or withdrawal could subject Borrower or any ERISA Affiliate to liability; (iv) fail to make any required installment or any other payment required under Section 412 of the Code on or before the due date for such installment or other payment; (v) amend any Employee Benefit Plan so as to result in an increase in current liability for the plan year such that Borrower or any

      ERISA Affiliate is required to provide security to such Employee Benefit

      Plan under Section 401(a)(29) of the Code; (vi) fail to make any contribution or payment to any Multiemployer Plan which Borrower or any

      ERISA Affiliate may be required to make under any agreement relating to such Multiemployer Plan; (vii) enter into any Prohibited Transaction for which a class exemption is not available or a private exemption previously has not been obtained from the Department of Labor; (viii) permit the occurrence of any Reportable Event, or any other event or condition, which could subject either Borrower or any ERISA Affiliate to liability; or (ix)

      allow or permit to exist any other event or condition known or that reasonably should be known to Borrower which event or condition could subject either Borrower or any ERISA Affiliate to liability.



            (d) Definitions. For purposes of this Section 9.1, the following definitions shall apply:



                  (i)   "ACCUMULATED FUNDING DEFICIENCY" shall have the meaning

                        assigned to that term in Section 302 of ERISA.



                  (ii)  "CODE" shall mean the Internal Revenue Code of 1986, as amended.



                  (iii) "EMPLOYEE BENEFIT PLAN" shall mean an employee benefit plan within the meaning of Section 3(3) of ERISA that is

                        maintained, sponsored, participated in or contributed to by Borrower or any ERISA Affiliate.



                  (iv)  "ERISA" shall mean the Employee Retirement Income

                        Security Act of 1974, as amended from time to time, or

                        any successor thereto.



                  (v)   "ERISA AFFILIATE" shall mean any corporation, trade or

                        Business that is, along with Borrower, a member of a

                        controlled group of trades or businesses, or a member of

                        any group of organizations, within the meaning of

                        Sections 414(b), (c), (m) or (o) of the Code, and any

                        regulations thereunder.



                  (vi)  "MULTIEMPLOYER PLAN" shall mean any plan described in

                        Section 3(37) or 4001(a)(3) of ERISA to which

                        contributions are or have been made by Borrower or any

                        ERISA Affiliate.



                  (vii) "PBGC" shall mean the Pension Benefit Guaranty

                        Corporation or any governmental body succeeding to its

                        functions.



                  (viii)"PLAN Administrator" shall have the meaning assigned to it in Section 3(16)(A) of ERISA.



                  (ix)  "PLAN SPONSOR" shall have the meaning assigned to it in

                        Section 3(16)(B) of ERISA.



                  (x)   "PROHIBITED TRANSACTION" shall mean a transaction that

                        is prohibited under Code Section 4975 or ERISA Section

                        406 and not exempt under Code Section 4975 or ERISA

                        Section 408.



                  (xi) "REPORTABLE EVENT" shall mean (a) an event described in

                        Section 4043(c), 4068(a), or 4063(a) of ERISA or in the

                        regulations thereunder, (b) receipt of a notice of

                        withdrawal liability with respect to a Multiemployer

                        Plan pursuant to Section 4202 of ERISA, (c) an event

                        requiring Borrower or any ERISA Affiliate to provide

                        security for an Employee Benefit Plan under Code Section

                        401(a)(29), (d) any failure to make payments required by

                        Code Section 412(m), (e) the withdrawal of Borrower or

                        any ERISA Affiliate from an Employee Benefit Plan in

                        which it is a "SUBSTANTIAL EMPLOYER" as defined in

                        Section 4001(a)(2) of ERISA, (f) the institution of

                        proceedings to terminate an Employee Benefit Plan by the

                        PBGC, or (g) the filing of a notice to terminate an

                        Employee Benefit Plan or the treatment of an amendment

                        of an Employee

                        Benefit Plan as a termination under Section 4041 of

                        ERISA.



      9.2         Costs.



            Borrower hereby agrees that it shall reimburse Bank on demand, as part of Borrower's Obligations, for any and all Costs and any amount not paid on demand shall bear interest at the Default Rate.



      9.3         Statement.



            Each statement of account by Bank delivered to Borrower relating to the Secured Obligations shall be presumed correct and accurate and shall constitute an account stated between Borrower and Bank unless Bank subsequently corrects such statement of its own volition or, within thirty (30) days after

Borrower's receipt of said statement, Borrower delivers to Bank, by registered or certified mail addressed to Bank at the address specified in Section 9.4,

written objection thereto specifying the error or errors, if any, which Borrower asserts are contained in any such statement.



      9.4         Notices.



            Any and all notices given in connection with this Agreement shall be deemed adequately given only if in writing (which term, for all purposes of this

Agreement and the other Loan Documents, shall include telecopy) and addressed to the party for whom such notices are intended at the address set forth below. All notices shall be sent by personal delivery, Federal Express or other over-night messenger service, first class registered or certified mail, postage prepaid,

return receipt requested or by other means at least as fast and reliable as first class mail. A written notice shall be deemed to have been given to the recipient party on the earlier of (a) the date it shall be delivered to the address required by this Agreement; (b) the date delivery shall have been refused at the address required by this Agreement; or (c) with respect to notices sent by mail, the date as of which the postal service shall have indicated such notice to be undeliverable at the address required by this

Agreement. Any and all notices referred to in this Agreement, or which either party desires to give to the other, shall be addressed as follows:



      IF TO BORROWER:               FirstCity Financial Corporation

                                    6400 Imperial Drive

                                    P.O. Box 8216

                                    Waco, Texas  76714

                                    Attn:  James Holmes

                                    Telecopy:  254-751-7648



      IF TO BANK:                   Bank of Scotland

                                    565 Fifth Avenue

                                    New York, New York 10017

                                    Attn:  Loans Administration

                                    Telecopy: 212-557-9460

      WITH A COPY TO:               Sachnoff & Weaver, Ltd.

                                    Suite 2900

                                    30 South Wacker Drive

                                    Chicago, Illinois 60606

                                    Attn:  Frank Ballantine, Esq.

                                    Telecopy:  312-207-6400



                                     and to



                                    Bank of Scotland

                                    Chicago Representative Office

                                    181 West Madison Street

                                    Suite 3525

                                    Chicago, Illinois 60602

                                    Attn:  James Halley

                                    Telecopy:  312-263-1143



The above addresses may be changed by notice of such change, mailed as provided herein, to the last address designated.



      9.5         Amendments and Waivers.



            This Agreement and the other Loan Documents may not be modified,

altered or amended except by an agreement in writing signed by Borrower and

Bank. Borrower expressly agrees that for purposes of this Agreement and each and every other Loan Document: (i) this Agreement and each and every other Loan

Document shall be a "credit agreement" under the Illinois Credit Agreements Act,

815 ILCS 160/1 et. seq. (the "ACT"); (ii) the Act applies to this transaction including, but not limited to, the execution of this Agreement and each and every other Loan Document; and (iii) any action on or in any way related to this

Agreement and each and every other Loan Document shall be governed by the Act.

Borrower may not sell, assign or transfer this Agreement or the Other Agreements or any portion thereof, including, without limitation, Borrower's rights,

titles, interests, remedies, powers and/or duties hereunder or thereunder.

Borrower hereby consents to Bank's sale, assignment, transfer or other disposition, at any time and from time to time hereafter, of this Agreement or the Other Agreements, or of any portion thereof or participation therein,

including, without limitation, Bank's rights, titles, interests, remedies,

powers and/or duties.



      9.6         No Implied Waiver; Remedies Cumulative.



            Bank's failure at any time or times hereafter to require strict performance by Borrower of any provision of this Agreement or any other Loan

Document shall not waive, affect or diminish any right of Bank thereafter to demand strict compliance and performance therewith. Any suspension or waiver by

Bank of an Event of Default or an Unmatured Default by Borrower or any other

Loan Party under this Agreement or the Other Agreements shall not suspend, waive or affect any other Event of Default or Unmatured Default by Borrower or any

other Loan Party under this Agreement or the Other Agreements, whether the same is prior or subsequent
thereto and whether of the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of Borrower contained in this Agreement or the Other Agreements and no Event of Default or

Unmatured Default by Borrower or any other Loan Party under this Agreement or the Other Agreements shall be deemed to have been suspended or waived by Bank unless such suspension or waiver is by an instrument in writing signed by an officer of Bank and directed to Borrower or such applicable other Loan Party specifying such suspension or waiver.



      9.7         Severability.



            If any provision (in whole or in part) of this Agreement or the other Loan Documents or the application thereof to any person or circumstance is held invalid or unenforceable, then such provision shall be deemed modified,

restricted, or reformulated to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement or the other Loan Document, as the case may require, and this Agreement and such other Loan Document shall be construed and enforced to the maximum extent permitted by law, as if such provision had been originally incorporated herein as so modified, restricted, or reformulated or as if such provision had not been originally incorporated herein or therein, as the case may be. The parties further agree to seek a lawful substitute for any provision found to be unlawful. If such modification, restriction or reformulation is not reasonably possible, the remainder of this Agreement and the other Loan Documents and the application of such provision to other persons or circumstances will not be affected thereby and the provisions of this Agreement and the other Loan

Documents shall be severable in any such instance.



      9.8         Incorporation of Other Loan Documents.



            The provisions of the Other Agreements are incorporated in this

Agreement by this reference thereto. Except as otherwise provided in this

Agreement and except as otherwise provided in the Other Agreements by specific reference to the applicable provision of this Agreement, if any provision contained in this Agreement is in conflict with, or inconsistent with, any provision in the Other Agreements or the other Loan Documents, Bank shall have the right to elect, in its sole and absolute discretion, which provision shall govern and control. Except to the extent provided to the contrary in this

Agreement and in the other Loan Documents, no termination or cancellation

(regardless of cause or procedure) of this Agreement or the Other Agreements shall in any way affect or impair the powers, obligations, duties, rights and liabilities of Borrower or Bank in any way or respect relating to (a) any transaction or event occurring prior to such termination or cancellation, and/or

(b) any of the undertakings, agreements, covenants, warranties and representations of Borrower contained in this Agreement or the Other Agreements.

All such undertakings, agreements, covenants, warranties and representations shall survive such termination or cancellation.



      9.9         Acceptance.



            This Agreement and the other Loan Documents are submitted by

Borrower to Bank (for Bank's acceptance or rejection thereof) at Bank's principal place of business as an offer by Borrower to borrow monies from

Bank now and from time to time hereafter and shall not be binding upon Bank or become effective until and unless accepted by Bank, in writing, at said place of business. If so accepted by Bank, this Agreement and the other Loan Documents and the other Loan Documents shall be deemed to have been made at said place of business. This Agreement and the other Loan Documents and the other Loan

Documents shall be governed and controlled by the laws of the State of Illinois as to interpretation, enforcement, validity, construction, effect and in all other respects including, but not limited to, the legality of the interest rate and other charges, but excluding choice of law provisions and perfection of security interests which shall be governed and controlled by the laws of the relevant jurisdiction.



      9.10        Knowledge.



            As used herein the phrase "TO THE BEST OF BORROWER'S KNOWLEDGE" or words of such import shall mean all knowledge, including, actual knowledge and knowledge of matters which any reasonable person in such position knew or should have known, of the respective officers, directors and managers of Borrower.



      9.11        Waiver by Borrower.



            EXCEPT AS OTHERWISE PROVIDED FOR IN THIS AGREEMENT OR REQUIRED BY

LAW, BORROWER WAIVES (A) PRESENTMENT, DEMAND AND PROTEST, NOTICE OF PROTEST,

NOTICE OF PRESENTMENT, DEFAULT, NON-PAYMENT, MATURITY, RELEASE, COMPROMISE,

SETTLEMENT, EXTENSION OR RENEWAL OF ANY OR ALL COMMERCIAL PAPER, ACCOUNTS,

CONTRACT RIGHTS, DOCUMENTS, INSTRUMENTS, CHATTEL PAPER AND GUARANTIES AT ANY

TIME HELD BY BANK ON WHICH BORROWER MAY IN ANY WAY BE LIABLE; (B) ALL RIGHTS TO

NOTICE AND A HEARING PRIOR TO BANK'S TAKING POSSESSION OR CONTROL OF, OR TO BANK

REPLEVY, ATTACHMENT OR LEVY UPON THE COLLATERAL OR ANY BOND OR SECURITY WHICH

MIGHT BE REQUIRED BY ANY COURT PRIOR TO ALLOWING BANK TO EXERCISE ANY OF BANK'S

REMEDIES; AND (C) THE BENEFIT OF ALL VALUATION, APPRAISEMENT, EXTENSION AND

EXEMPTION LAWS.



      9.12        Governing Law.



            THIS AGREEMENT HAS BEEN DELIVERED FOR ACCEPTANCE BY BANK IN CHICAGO,

ILLINOIS AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL

LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

TO THE EXTENT PERMITTED BY APPLICABLE LAW BORROWER HEREBY (a) IRREVOCABLY

SUBMITS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN CHICAGO,

ILLINOIS OVER ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY MATTER ARISING

FROM OR RELATED TO THIS AGREEMENT; (b) IRREVOCABLY WAIVES THE DEFENSE OF AN

INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING IN ANY

SUCH COURT; (c) AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING IN

ANY SUCH COURT SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER

JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW;

AND (d) AGREES NOT TO INSTITUTE ANY LEGAL ACTION OR PROCEEDING AGAINST BANK OR

ANY OF THEIR

RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR PROPERTY, CONCERNING ANY

MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT OTHER THAN ONE

LOCATED IN COOK COUNTY, ILLINOIS. NOTHING IN THIS SECTION SHALL AFFECT OR IMPAIR

BANK'S RIGHT TO SERVE LEGAL PROCESS IN ANY MANNER PERMITTED BY LAW OR BANK'S

RIGHT TO BRING ANY ACTION OR PROCEEDING AGAINST BORROWER OR BORROWER'S PROPERTY

IN THE COURTS OF ANY OTHER JURISDICTION.



      9.13        Waiver of Marshaling.



            All rights of marshaling of assets of Borrower, including any such right with respect to the Pledged Property, are hereby waived by Borrower.



      9.14        Limitation by Law.



            All rights, remedies and powers provided in this Agreement may be exercised only to the extent that the exercise thereof does not violate any applicable provision of law, and all the provisions of this Agreement are intended to be subject to all applicable mandatory provisions of law which may be controlling and to be limited to the extent necessary so that they will not render this Agreement invalid, unenforceable, in whole or in part, or not entitled to be recorded, registered or filed under the provisions of any applicable law.



      9.15        Survival of Representations and Warranties.



            All representations and warranties contained in this Agreement or made in writing by Borrower in connection herewith shall survive the execution and delivery of this Agreement and repayment of the Secured Obligations. Any investigation by Bank shall not diminish in any respect whatsoever its rights to rely on such representations and warranties.



      9.16        Service of Process.



            Borrower hereby irrevocably appoints and designates CT Corporation

System, Inc., 208 S. LaSalle Street, Chicago, IL 60604 as its true and lawful attorney-in-fact and duly authorized agent for service of legal process and agrees that service of such process upon such agent and attorney-in-fact shall constitute personal service of such process upon Borrower.



      9.17        Representation by Counsel.



            Borrower hereby represents that it has been represented by competent counsel of its choice in the negotiation and execution of this Agreement and the other Loan Documents; that it has read and fully understood the terms hereof;

Borrower and its counsel have been afforded an opportunity to review, negotiate and modify the terms of this Agreement, and that it intends to be bound hereby.

In accordance with the foregoing, the general rule of construction to the effect that any ambiguities in a contract are to be resolved against the party drafting the contract shall not be employed in the construction and interpretation of this Agreement.



      9.18        Release of Bank.



            Borrower releases Bank from any and all causes of action or claims which Borrower may now or hereafter have for any asserted loss or damage to

Borrower claimed to be caused by or arising from any act or omission to act on the part of Bank, its officers, agents or employees, except for willful misconduct or gross negligence.



      9.19        Invalidated Payments.



            To the extent that either Bank receives any payment on account of the Secured Obligations, and any such payment(s) and/or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential,

set aside, subordinated and/or required to be repaid to a trustee, receiver or any other Person under any bankruptcy act, state or federal law, common law or equitable cause, then, to the extent of such payment(s) or proceeds received,

the Secured Obligations or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment(s) and/or proceeds had not been received by Bank and applied on account of the Secured

Obligations.



      9.20        Headings.



            The descriptive headings of the various provisions of this Agreement and the other Loan Documents are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.



      9.21        Counterparts.



            This Agreement and the other Loan Documents may be executed in any number of counterparts, and by the different parties hereto and thereto on the same or separate counterparts, each of which when so executed and delivered shall be deemed to be an original; all the counterparts for each such Loan

Document shall together constitute one and the same agreement.



      9.22        Fax Execution.



            For purposes of negotiating and finalizing this Agreement (including any subsequent amendments thereto), any signed document transmitted by facsimile machine ("FAX") shall be treated in all manner and respects as an original document. The signature of any party by FAX shall be considered for these purposes as an original signature. Any such FAX document shall be considered to have the same binding legal effect as an original document, provided that an original of the faxed document was mailed by first class US Mail or personally delivered to the recipient, on the date of its transmission with proof of the fax transmission. At the request of either party, any FAX document subject to this Agreement shall be re-executed by both parties in an original form. The undersigned parties hereby agree that neither shall raise the use of the FAX or the fact that any signature or document was transmitted or communicated through the use of a FAX as a defense to the formation of this Agreement.



      9.23        No Third Party Beneficiaries.



            This Agreement is solely for the benefit of the Bank, Borrower and their respective successors and assigns (except as otherwise expressly provided herein) and nothing contained herein shall be deemed to confer upon any Person other than Borrower and its successors and assigns any right to insist on or to enforce the performance or observance of any of the obligations contained herein. All conditions to the obligations of the Bank to make the Loans hereunder are imposed solely and exclusively for the benefit of the Bank and its respective successors and assigns and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms and no other Persons shall under any circumstances be deemed to be a beneficiary of such conditions.



      9.24        Domicile of Loans.



            Bank may make, maintain or transfer any of its Loans hereunder to,

or for the account of, any branch office, subsidiary or affiliate of Bank.



      9.25        Entire Agreement.



            This Agreement and the other Loan Documents constitute the entire agreement of Borrower and Bank with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements,

understandings and communications. No representation, understanding, promise or condition concerning the subject matter hereof shall be binding upon Bank unless expressed herein or therein. No course of dealing, course or performance, trade usage or parole evidence of any nature, whether based on actions, omissions or circumstances occurring or existing heretofore or hereafter, may be used in any way to alter or supplement the terms hereof.



      9.26        Construction.



            In this Agreement, unless the context otherwise clearly requires,

references to the plural include the singular, the singular the plural, and the part the whole; the neuter case includes the masculine and feminine cases; and

"or" is not exclusive. In this Agreement, any references to property (and similar terms) include an interest in such property (or other item referred to);

"include," "includes," "including" and similar terms are not limiting; and

"hereof," "herein," "hereunder" and similar terms refer to this Agreement as a whole and not to any particular provision; and "expenses," "costs,"

"out-of-pocket expenses" and similar terms include the charges of in-house counsel, auditors and other professionals of the relevant Person to the extent that such amounts are routinely identified and charged under such Person's cost accounting system. Section and other references in this Agreement are to this

Agreement unless otherwise specified.



      9.27        Successors and Assigns.



            This Agreement shall be binding upon Borrower and its successors and assigns, and shall inure to the benefit of and be enforceable by Bank and its successors and assigns. Without limitation of the foregoing, Bank (and any successive assignee or transferee) from time to time may assign or otherwise transfer all or any portion of its rights or obligations under the Loan

Documents (including all or any portion of any commitment to extend credit), or any Secured Obligations, to any other Person, and such Secured Obligations

(including any Secured Obligations resulting from extension of credit by such other Person under or in connection with the Loan Documents) shall be and remain

Secured Obligations entitled to the benefit of this Agreement, and to the extent of its interest in such Secured Obligations such other Person shall be vested with all the benefits in respect thereof granted to Bank in this Agreement or otherwise.



      9.28        Texas Language.



            (a)         THIS WRITTEN AGREEMENT (TOGETHER WITH THE

OTHER LOAN DOCUMENTS ) REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES HERETO

WITH RESPECT TO THE MATTERS COVERED HEREBY AND MAY NOT BE CONTRADICTED BY

EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.



            (B) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES

HERETO.



      9.29        Waiver of Trial by Jury.



            TO THE EXTENT PERMITTED BY LAW, BORROWER AND BANK EACH HEREBY

KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN

RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION

WITH THIS AGREEMENT OR THE OTHER AGREEMENTS OR ANY COURSE OF CONDUCT, COURSE OF

DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY IN

CONNECTION HEREWITH. BORROWER HEREBY EXPRESSLY ACKNOWLEDGES THAT THIS WAIVER IS

A MATERIAL INDUCEMENT FOR BANK TO MAKE THE LOAN.

      IN WITNESS WHEREOF, this Loan Agreement has been duly executed as of the day and year specified at the beginning hereof.



                                    BORROWER:



                                    FIRSTCITY FINANCIAL CORPORATION

                                    a Delaware corporation









                                    By:

                                    Title:





                                    BANK:

                                    -----



                                BANK OF SCOTLAND









                                    By:

                                    Title:

                   Schedule of Exhibits and Schedules

                   ----------------------------------







Exhibit A               Wire Transfer Instruction to Bank of Scotland

---------



Schedule 1.1 (xxx)      Schedule of Secondary Obligors



Schedule 2.2(c)         Schedule of Eligible Notes



Schedule 4.2            Schedule of Excluded Notes



Schedule 4.3            Schedule of Excluded Entities



Schedule 5.1(e)         Schedule of Shareholders, Stock and Options



Schedule 5.1(f)         Schedule of Fictitious Names



Schedule 5.1(g)         Schedule of Permitted Liens



Schedule 5.1(j)         Schedule of Government Contracts



Schedule 5.1(l)         Consents



Schedule 5.1(s)         Schedule of Other Indebtedness



Schedule 5.1(t)         Schedule of Affiliate Indebtedness



Schedule 5.1(u)         Affiliate Notes



Schedule 5.1(u)(iii)    Schedule of Future Notes (to be delivered post-

                        closing as they arise)



Schedule 5.1(w)         Schedule of Affiliates



Schedule 6.3(j)         Fee Agreements



Schedule 6.3(l)         Guaranty Equivalents



Schedule 9.1            ERISA Matters

                              EXHIBIT A



             WIRE TRANSFER INSTRUCTION TO BANK OF SCOTLAND







CITIBANK N.A., NEW YORK



ABA NO. 021000089



FOR ACCOUNT OF BANK OF SCOTLAND, NEW YORK



ACCOUNT NO.:  36046633



ATTN:  LOAN ADMINISTRATION



REF:  FIRSTCITY FINANCIAL CORPORATION

                           SCHEDULE 1.1 (xxx)

                           SECONDARY OBLIGORS





FirstCity Funding Corporation, a Texas corporation



FirstCity Consumer Finance Corporation, a Texas corporation



SL Funding Corp., a Texas corporation



Harbor Financial Mortgage Corporation, a Texas corporation ("HARBOR")



Bosque Asset Corporation, a Texas corporation



First X Realty, L.P., a Texas limited partnership ("FIRST X")



FH Partners, Ltd., a Texas limited partnership



First B Realty, Ltd., a Texas limited partnership ("FIRST B")



Wamco XVII, Ltd., a Texas limited partnership



Wamco XXIV, Ltd., a Texas limited partnership



Wamco XXV, Ltd., a Texas limited partnership

FIRST AMENDMENT TO LOAN AGREEMENT





      THIS FIRST AMENDMENT TO LOAN AGREEMENT (this "AMENDMENT"), dated for reference purposes only as of July 20, 1998 by and between FirstCity Financial

Corporation, a Delaware corporation ("BORROWER"), with its principal place of business at 6400 Imperial Drive, P.O. Box 8216, Waco, Texas 76714 and Bank of

Scotland, acting through its branch in New York, New York ("BANK")





                               RECITALS:



            Borrower and BOS have entered into that certain Loan Agreement dated as of April 8, 1998 (the "EXISTING AGREEMENT") pursuant to which Bank agreed to provide credit facilities to Borrower in the original maximum amount of

$50,000,000, which the maximum principal amount has been reduced pursuant to the express terms of the Existing Agreement to $40,000,000.



            Borrower has requested that Bank increase the credit facility to

$50,000,000.



            Bank has agreed to increase the credit facility pursuant to the terms and conditions of this Amendment.



            The parties deem it to be in their best interest to amend the

Existing Agreement to reflect the increase in the maximum loan amount.



NOW THEREFORE, in consideration of any loan, advance, extension of credit and/or other financial accommodation at any time made by Bank to or for the benefit of

Borrower and Bank agree as follows:



1.    Recitals and Definitions.



      1.1. Borrower hereby represents and warrants to Bank that the foregoing

Recitals are (a) true and accurate, (b) an integral part of this Amendment; and

(c) hereby incorporated into this Amendment and made a part hereof.



      1.2. All terms capitalized but not expressly defined herein shall, for purposes hereof, have the respective meanings set forth in the Existing

Agreement.



2.   Amendments to Loan Agreement. The Existing Agreement is hereby amended as follows:



     2.1   All references to "Reduction Events" in the Existing Agreement are













HOFS02...:\92\54892\0011\1612\AGR8068M.070
hereby deleted.



     2.2 Section 2.2(a) of the Loan Agreement is hereby deleted in its entirety and the following is substituted therefor:



            (A) NOTWITHSTANDING ANYTHING AT ANY TIME TO THE CONTRARY CONTAINED

      HEREIN OR IN ANY OTHER LOAN DOCUMENT, BUT SUBJECT TO THE LIMITATIONS SET

      FORTH IN SECTION 2.2(D), THE PRINCIPAL PORTION OF BORROWER'S LIABILITIES

      OUTSTANDING AT ANY ONE TIME DURING THE TERM HEREOF SHALL NOT EXCEED AN

      AMOUNT EQUAL TO THE LESSER OF (A) $50,000,000 AND (B) THE BORROWING BASE

      WHICH AMOUNT IS REFERRED TO HEREIN AS THE "MAXIMUM PRINCIPAL AMOUNT."



     2.3 Section 2.2(e) of the Existing Agreement is hereby deleted in its entirety and the following is substituted therefor:



            (E) IN THE EVENT THAT THE OUTSTANDING PRINCIPAL BALANCE OF THE LOAN

      EXCEEDS THE MAXIMUM PRINCIPAL AMOUNT AT ANY TIME, BORROWER SHALL PAY THE

      AMOUNT OF SUCH EXCESS TO BANK, WITHOUT NOTICE OR DEMAND, AND ANY AMOUNT

      NOT SO PAID SHALL BEAR INTEREST AT THE DEFAULT RATE UNTIL PAID. THIS IS AN

      ABSOLUTE OBLIGATION TO PAY TO BANK THE AMOUNT OF THE UNPAID PRINCIPAL

      BALANCE OF THE LOAN IN EXCESS OF SAID MAXIMUM PRINCIPAL AMOUNT, REGARDLESS

      OF THE CAUSE OF SUCH EXCESS.



     2.4 Sections 2.12(b) of the Existing Agreement is hereby deleted in its entity and the following is substituted therefor:



            (B) UNUSED COMMITMENT. BORROWER SHALL PAY AN UNUSED COMMITMENT FEE

      IN AN AMOUNT EQUAL TO .125% (ON AN ANNUAL BASIS, BASED ON A 365-DAY YEAR)

      OF THE DIFFERENCE BETWEEN $50,000,000 AND THE DAILY OUTSTANDING PRINCIPAL

      BALANCE OF THE LOAN. SUCH FEE SHALL BE PAYABLE QUARTERLY IN ARREARS ON THE

      LAST BUSINESS DAY OF EACH CALENDAR QUARTER.



      2.5   Section 3.3(c) is hereby deleted.



3. Representations and Warranties of Borrower. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. To induce Bank to enter into this Amendment, Borrower hereby represents and warrants to Bank that:



            (a) Borrower represents and warrants that the execution and delivery of this Amendment, and the performance by Borrower of its obligations under this

Amendment and the other Loan Documents, as amended, are within Borrower's corporate powers, have been duly authorized by all necessary corporate action,

have received all necessary
governmental approvals (if any shall be required) and do not and will not contravene or conflict with any provisions of law, or the Articles of

Incorporation or corporate By-Laws of Borrower or of any other agreement binding upon Borrower;



            (b) Borrower represents and warrants that this Amendment, and each other instrument executed by Borrower concurrently herewith, is the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with their respective terms, except as enforcement thereof may be subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and to the general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law);



            (c) Borrower represents and warrants that all of the representations and warranties of Borrower made in the Loan Documents are true and correct as of the date hereof, except where such representation or warranty specifically relates to an earlier date. Borrower hereby expressly remakes and reaffirms each and every representation, warranty and covenant set forth in the Agreement and the other Loan Documents to which Borrower is a party to and for the benefit of

Agent and Lenders, as if made on the date herein and fully set forth herein.



            (d) Borrower represents and warrants that no Event of Default or

Unmatured Default under the Loan Documents exists and Borrower is in full compliance with all of the terms, conditions and all provisions of the Agreement and the other Loan Documents.



            (e) Borrower represents and warrants that it is Borrower's belief,

based upon Borrower's best knowledge that Borrower shall, on or before September

30, 1998 publicly offer and sell securities, in the form of preferred stock of

Borrower, resulting in net proceeds of sale to Borrower in an amount of not less than $45,000,000 and Borrower has no knowledge that would lead Borrower to believe that such offering of securities shall not be effected or that net proceeds in an amount of less than $45,000,000 would not be paid to Borrower therefrom. Borrower represents and warrants that the sale of such securities shall be effected in compliance with the provisions of Section 6.3(f) of the

Loan Agreement and that the net proceeds thereof shall be paid to Bank in accordance with the provisions of Section 3.3(d) of the Loan Agreement.



            (f) Borrower, Bank and NationsBank, N.A. are in the process of negotiating an amendment of the Loan Agreement, pursuant to which the Maximum

Principal Amount would be increased to $75,000,000 and a portion of the Loans would be sold by Bank to NationsBank, N.A., a co-lender. Borrower represents and warrants to Bank that Borrower has no knowledge that would lead Borrower to believe that such amendment will
not be effected on or before September 30, 1998.





4.    Miscellaneous.



      4.1. Fees. In addition to all fees payable by Borrower in connection with the Existing Agreement, Borrower shall pay to Bank $25,000 in connection with this Amendment.



      4.2. Reimbursement for Expenses. Upon demand by Bank therefor, Borrower shall reimburse Bank for all reasonable costs, fees and expenses incurred by

Bank or for which Bank becomes obligated, in connection with the negotiation,

preparation and conclusion of this agreement, including without limitation,

reasonable attorney's fees, costs and expenses, search fees, title insurance policy fees, costs and expenses, filing and recording fees and all taxes payable in connection with this Amendment.



      4.3. Waiver of Claims. Borrower hereby acknowledges, agrees and affirms that it possesses no claims, defenses, offsets, recoupment or counterclaims of any kind or nature against or with respect to the enforcement of the Loan

Agreement, or any other Loan Document or any amendments thereto (collectively,

the "CLAIMS"), nor does Borrower now have knowledge of any facts that would or might give rise to any Claims. If facts now exist which would or could give rise to any Claim against or with respect to the enforcement of the Loan Agreement,

or any other Loan Document, as amended by the amendments thereto, Borrower hereby unconditionally, irrevocably and unequivocally waives and fully releases any and all such Claims as if such Claims were the subject of a lawsuit,

adjudicated to final judgment from which no appeal could be taken and therein dismissed with prejudice.



      4.4. Representation by Counsel. Borrower hereby represents that it has been represented by competent counsel of its choice in the negotiation and execution of this Amendment and the other Loan Documents; that it has read and fully understood the terms hereof; Borrower and its counsel have been afforded an opportunity to review, negotiate and modify the terms of this Amendment, and that it intends to be bound hereby. In accordance with the foregoing, the general rule of construction to the effect that any ambiguities in a contract are to be resolved against the party drafting the contract shall not be employed in the construction and interpretation of this Amendment.



      4.5. Counterparts. This Amendment and the other Loan Documents may be executed in any number of counterparts, and by the different parties hereto and thereto on the same or separate counterparts, each of which when so executed and delivered shall be deemed to be an original;

all the counterparts for each such Loan Document shall together constitute one and the same agreement.



      4.6. Fax Execution. For purposes of negotiating and finalizing this

Amendment (including any subsequent amendments thereto), any signed document transmitted by facsimile machine ("FAX") shall be treated in all manner and respects as an original document. The signature of any party by FAX shall be considered for these purposes as an original signature. Any such FAX document shall be considered to have the same binding legal effect as an original document, provided that an original of the faxed document was mailed by first class US Mail or personally delivered to the recipient, on the date of its transmission with proof of the fax transmission. At the request of either party,

any FAX document subject to this Amendment shall be re-executed by both parties in an original form. The undersigned parties hereby agree that neither shall raise the use of the FAX or the fact that any signature or document was transmitted or communicated through the use of a FAX as a defense to the formation of this Amendment and execution of this Amendment and the other Loan

Documents; that it has read and fully understood the terms hereof; Borrower and its counsel have been afforded an opportunity to review, negotiate and modify the terms of this Amendment, and that it intends to be bound hereby. In accordance with the foregoing, the general rule of construction to the effect that any ambiguities in a contract are to be resolved against the party drafting the contract shall not be employed in the construction and interpretation of this Amendment.



        The remainder of this page is left intentionally blank.

      IN WITNESS WHEREOF, this First Amendment to Loan Agreement has been duly executed as of the day and year specified at the beginning hereof.





                                    BORROWER:

                                    ---------



                                    FIRSTCITY FINANCIAL CORPORATION

                                    a Delaware corporation



                                    By:

                                    Title:





                                    BANK:



                                    BANK OF SCOTLAND



                                    By:

                                    Title:

PERIOD-TYPE>                    6-MOS

FISCAL-YEAR-END>                          DEC-31-1998

PERIOD-END>                               JUN-30-1998

CASH>                                          30,531

SECURITIES>                                    43,046

RECEIVABLES>                                1,021,185

ALLOWANCES>                                         0

INVENTORY>                                    124,388

CURRENT-ASSETS>                                     0

PP&E>                                               0

DEPRECIATION>                                       0

TOTAL-ASSETS>                               1,510,039

CURRENT-LIABILITIES>                                0

BONDS>                                      1,227,966

PREFERRED-MANDATORY>                           41,908

PREFERRED>                                          0

COMMON>                                            83

OTHER-SE>                                     171,918

TOTAL-LIABILITY-AND-EQUITY>                 1,510,039

SALES>                                         30,032

TOTAL-REVENUES>                               115,666

CGS>                                           24,096

TOTAL-COSTS>                                   24,096

OTHER-EXPENSES>                                69,383

LOSS-PROVISION>                                 3,427

INTEREST-EXPENSE>                               6,722

INCOME-PRETAX>                                 12,038

INCOME-TAX>                                   (1,396)

INCOME-CONTINUING>                             13,434

DISCONTINUED>                                       0

EXTRAORDINARY>                                      0

CHANGES>                                            0

NET-INCOME>                                    10,390

EPS-PRIMARY>                                     1.51

EPS-DILUTED>                                     1.47

                                                                    APPENDIX C

                         CERTIFICATE OF DESIGNATIONS

                                    OF THE

                              NEW PREFERRED STOCK
                               ($0.01 Par Value)

                                      OF

                        FIRSTCITY FINANCIAL CORPORATION

                        ------------------------------

                        Pursuant to Section 151 of the

               General Corporation Law of the State of Delaware

                        ------------------------------



      The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted on May 30, 1997, by the Board of Directors (the "Board") of FirstCity Financial Corporation, a Delaware corporation (the "Corporation"), at a duly convened meeting of the Board at which a quorum was present and active throughout;

      RESOLVED, that pursuant to authority expressly granted to and vested in the Board by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), the issuance of a series of preferred stock (the "New Preferred Stock"), which shall consist of up to 2,000,000 of the 100,000,000 shares of the Optional Preferred Stock, par value $0.01 per share (the "Optional Preferred Stock"), which the Corporation now has authority to issue, be, and the same hereby is, authorized, and the Board hereby fixes the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of such series (in addition to the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Optional Preferred Stock) as follows:

      For the purposes of this resolution: (a) "Common Stock" means the shares of Common Stock, $0.01 par value per share, of the Corporation; and (b) "Special Preferred Stock" means the shares of Special Preferred Stock, $0.01 par value per share, of the Corporation.

      I. Designation and Amount. The series of Optional Preferred Stock authorized by this resolution shall be designated the "New Preferred Stock". The maximum number of shares of New Preferred Stock shall be 2,000,000.

      II. Dividends and Distributions. Holders of shares of New Preferred Stock shall be entitled to receive, when, as and if declared by the Board out of funds of the Corporation legally available therefor, dividends at an annual rate of $3.15 per share until and including September 30, 1998, and thereafter at an annual rate of $2.10 per share, payable in quarterly installments on the last business day of March, June, September and December of each year, commencing September 30, 1997 (each a "Dividend Payment Date"). Dividends on the New Preferred Stock shall accrue and be cumulative from July 1, 1997. Dividends shall be payable to holders of record as they appear on the stock books of the Corporation on such record dates, not more than sixty (60) days nor less than ten (10) days preceding the payment dates thereof, as shall be fixed by the Board (each a "Dividend

Payment Record Date"). No Dividend Payment Record Date shall precede the date upon which the resolution fixing the Dividend Payment Record Date is adopted. Unless full cumulative dividends on the New Preferred Stock shall have been paid, dividends (other than in Common Stock (as defined in Paragraph III below), other stock ranking junior to the New Preferred Stock and rights to acquire the foregoing) may not be paid or declared and set aside for payment and other distributions may not be made upon the Common Stock or on any other stock of the Corporation, except for dividends on the Special Preferred Stock (as defined in Paragraph III below), nor may any Common Stock or any other stock of the Corporation be redeemed, purchased or otherwise acquired for any consideration by the Corporation (except for redemption of the Special Preferred Stock and except by conversion into or exchange for stock of the Corporation ranking junior to the New Preferred Stock as to dividends). Dividends payable for any partial dividend period shall be calculated on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends shall not bear interest.

      III. Rank. The shares of New Preferred Stock shall rank prior to the shares of the Corporation's Common Stock, par value $0.01 per share (the "Common Stock") and any other class of stock of the Corporation except the Special Preferred Stock ("Junior Liquidation Stock"), so that in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the New Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any distribution is made to holders of shares of Common Stock or any Junior Liquidation Stock, an amount equal to $21.00 per share (the "Liquidation Preference") plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid on the shares of New Preferred Stock to the date of final distribution. After payment of the full amount of the Liquidation Preference and accumulated dividends to which holders of shares of New Preferred Stock are entitled, the holders of shares of New Preferred Stock shall not be entitled to any further participation in any distribution of assets by the Corporation. For the purposes hereof, neither a consolidation or merger of the Corporation with or into any other corporation, nor a sale or transfer of all or any part of the Corporation's assets for cash or securities, shall be considered a liquidation, dissolution or winding up of the Corporation.

      IV. Status. Upon any conversion, exchange or redemption of shares of New Preferred Stock, the shares of New Preferred Stock so converted, exchanged or redeemed shall have the status of authorized and unissued shares of New Preferred Stock, and the number of shares of New Preferred Stock which the Corporation shall have authority to issue shall not be decreased by the conversion, exchange or redemption of shares of New Preferred Stock.

      V. Voting Rights. The holders of shares of New Preferred Stock shall have no voting rights whatsoever, except for any voting rights to which they may be entitled under the laws of the State of Delaware, and except as follows:

            (a) (i) If and whenever at any time or times dividends payable on the New Preferred Stock shall have been in arrears and unpaid in an aggregate amount equal to or exceeding of any the amount of dividends payable thereon for six quarterly periods, then the holders of the New Preferred Stock and of any class or series of Optional Preferred Stock having similar voting rights then exercisable ("Voting Parity Preferred Stock") shall have the exclusive right, voting as a single class without regard to series, to elect two directors of the Corporation, such directors to be in addition to the number of directors constituting the Board immediately prior to the accrual of that right. The remaining directors shall be elected in accordance with the provisions of the Corporation's Certificate of Incorporation and Bylaws by the other class or classes of stock entitled to vote thereof at each meeting of stockholders held for the purpose of electing directors. Such voting right of the New Preferred Stock shall continue until such time as all cumulative dividends accumulated on the New Preferred Stock shall have been paid in full at which time the voting right of the holders of the New Preferred Stock shall terminate, subject to revesting in accordance with the provisions of the first sentence of this Subparagraph V(a)(i) in the event of each and every subsequent event of default of the character indicated above.

HOFS02...:\92\54892\0013\1848\SCH8248K.26B

                  (ii) Whenever the voting right described in Subparagraph V(a)(i) above shall have vested in the holders of the New Preferred Stock, the right may be exercised initially either at a special meeting of the holders of the New Preferred Stock and Voting Parity Preferred Stock (if any), called as hereinafter provided, or at any annual meeting of stockholders held for the purpose of electing directors, and thereafter at each successive annual meeting.

                  (iii) At any time when the voting rights described in Subparagraph V(a)(i) above shall have vested in the holders of the New Preferred Stock, and if the right shall not already have been initially exercised, a proper officer of the Corporation shall, upon the written request of the holders of record of 10% in number of the shares of the New Preferred Stock then outstanding, addressed to the Secretary of the Corporation, call a special meeting of the holders of the New Preferred Stock and Voting Parity Preferred Stock for the purpose of electing directors. Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of stockholders at the place for holding of annual meetings of stockholders of the Corporation, or, if none, at a place designated by the Secretary of the Corporation. If the meeting shall not be called by the proper officers of the Corporation within thirty (30) days after the personal service of such written request upon the Secretary of the Corporation, or within thirty (30) days after mailing it within the United States of America, by registered mail, addressed to the Secretary of the Corporation at its principal office (such mailing to be evidenced by the registry receipt issued by the postal authorities), then the holders of record of 10% in number of shares of the New Preferred Stock then outstanding may designate in writing one of their number to call such meeting at the expense of the Corporation, and such meeting may be called by such person so designated upon the notice required for annual meetings of stockholders and shall be held at the same place as is elsewhere provided for in this Subparagraph V(a). Any holder of the New Preferred Stock shall have access to the stock books of the Corporation for the purpose of causing a meeting of the stockholders to be called pursuant to the provisions of this Subparagraph V(a)(iii). Notwithstanding the provision of this Subparagraph, however, no such special meeting shall be held during a period within ninety (90) days immediately preceding the date fixed for the next annual meeting of stockholders.

                  (iv) At any meeting held for the purpose of electing directors at which the holders of the New Preferred Stock shall have the right to elect directors as provided herein, the presence in person or by proxy of the holders of a majority of the then outstanding shares of the New Preferred Stock and Voting Parity Preferred Stock shall be required and be sufficient to constitute a quorum of the holders of such preferred stock for the election of directors by the holders of such preferred stock. At any such meeting or adjournment thereof (A) the absence of a quorum of the holders of the New Preferred Stock and Voting Parity Preferred Stock shall not prevent the election of directors other than those to be elected by the holders of such preferred stock, and the absence of a quorum or quorums of the holders of other classes or series of capital stock entitled to elect such other directors shall not prevent the election of directors to be elected by the holders of the New Preferred Stock and Voting Parity Preferred Stock, and (B) in the absence of a quorum of the holders of New Preferred Stock and Voting Parity Preferred Stock, a majority of the holders present in person or by proxy of such preferred stock shall have the power to adjourn the meeting, or appropriate portion thereof, for the election of directors which the holders of such preferred stock are entitled to elect, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  (v) The directors elected pursuant to this Subparagraph V(a) shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that when the right of the holders of the New Preferred Stock to elect directors as herein provided shall terminate, the terms of office of all persons so elected by the holders of the New Preferred Stock shall terminate, and the number of directors of the Corporation shall thereupon be such number as may be provided in accordance with the Certificate of Incorporation and Bylaws of the Corporation irrespective of any increase made pursuant to this Subparagraph V(a).

                  (vi) So long as any shares of New Preferred Stock are outstanding, the Certificate of Incorporation and Bylaws of the Corporation shall contain provisions ensuring that the number of Directors of the Corporation shall at all times be such that the exercise by the holders of shares of New Preferred Stock of the right to elect directors under the circumstances provided in this Subparagraph V(a) shall not contravene any provisions of the Corporation's Certificate of Incorporation or Bylaws.

            (b) So long as any shares of the New Preferred Stock remain outstanding, the Corporation shall not, (i) create or issue or increase the authorized number of shares of any class or classes or series of stock ranking prior to the New Preferred Stock either as to dividends or upon liquidation,
(ii) amend, alter or repeal any of the provisions of the Certificate of Incorporation (including this resolution) so as to affect adversely the preferences, special rights or powers of the New Preferred Stock or (iii) authorize any reclassification of the New Preferred Stock.

      VI.   Redemption by the Corporation.

            (a) The shares of New Preferred Stock may be redeemed for cash at the option of the Corporation, in whole or from time to time in part, at any time on or after September 30, 2003, on at least fifteen (15) but not more than sixty (60) days' prior notice mailed to the holders of the shares to be redeemed, at $21.00 per share, together with an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid to the date fixed for redemption. The shares of New Preferred Stock shall be redeemed for cash on September 30, 2005, at $21.00 per share together with an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid as of September 30, 2005.

            (b) If full cumulative dividends on the New Preferred Stock have not been paid through the most recent Dividend Payment Date, the New Preferred Stock may not be redeemed in part and the Corporation may not purchase or acquire any shares of the New Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the New Preferred Stock. If less than all the outstanding shares of New Preferred Stock are to be redeemed, redemption may be either a pro rata proportion of the shares of the New Preferred Stock to be redeemed or the Corporation may select the shares of the New Preferred Stock to be redeemed by lot or a substantially equivalent method.

            (c) (i) If a notice of redemption has been given pursuant to this Paragraph VI and if, on or before the date fixed for the redemption, the funds necessary for the redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares so called for redemption, then, notwithstanding that any certificates for those shares have not been surrendered for cancellation, on the date fixed fore redemption dividends shall cease to accrue on the shares of New Preferred Stock to be redeemed, and at the close of business on the date fixed for redemption the holders of those shares shall cease to be stockholders with respect to those shares and shall have no interest in or claims against the Corporation by virtue thereof and shall have no voting or other rights with respect to the shares, except the right to receive the monies payable upon such redemption and the right to accumulated and unpaid dividends, without interest thereon, upon surrender (the endorsement, if required by the Corporation) of their certificates, and, unless the Corporation subsequently shall default in mailing payment of these amounts, the shares shall default in mailing payment of these amounts, the shares evidenced thereby shall no longer be deemed outstanding for any purpose.

                  (ii) If on or before the date fixed for redemption (but not less than fifteen (15) days after the date the notice of redemption is mailed to the holders of the New Preferred Stock) the Corporation shall deposit, in a trust fund, with any bank or trust company organized under the laws of the United States of America or any state thereof having a combined capital and surplus of at least $5,000,000 (the "Redemption Agent") monies sufficient to redeem on the date fixed for redemption the shares of New Preferred Stock to be redeemed, with irrevocable instructions and authority to the

      Redemption Agent on behalf and at the expense of the Corporation, to pay, on the date fixed for redemption or prior to that date, the full amount of the consideration (consisting of the redemption price plus accrued and unpaid dividends, if any, to the date fixed for redemption, without interest) payable to the holders of the New Preferred Stock upon the redemption, upon surrender (and endorsement, if required by the Corporation) of their certificates, then, from and after the close of business on the date of such deposit (although prior to the dated fixed for redemption) the "Deposit Date"), the deposit shall be deemed to constitute full and final payment for the shares of New Preferred Stock to be redeemed to the holders thereof and, notwithstanding that any certificates for those shares have not been surrendered for cancellation, on the date fixed for redemption dividends shall cease to accrue on the shares of New Preferred Stock to be redeemed, and at the close of business on the Deposit Date the holders of those shares shall cease to be stockholders with respect to those shares and shall have no interest in or claims against the Corporation by virtue thereof and shall have no voting or other rights with respect to the shares, except the right to receive the monies payable upon redemption and the right to accumulated and unpaid dividends to the date fixed for redemption without interest thereof, upon surrender (and endorsement, if required by the Corporation) of their certificates, and the shares evidenced thereby shall no longer be deemed outstanding for any purposes.

                  (iii) Subject to applicable escheat laws, any monies necessary for redemption set aside or deposited by the Corporation and unclaimed at the end of two years from the date fixed for redemption shall revert to the general funds of the Corporation, after which reversion the holders of such shares so called for redemption but not surrendered shall look only to the general funds of the Corporation for the payment of the amounts payable upon such redemption. Any interest accrued on funds so set aside or deposited shall belong to the Corporation and shall be paid to it from time to time.

      VII. Consent. No consent of the holders of the New Preferred Stock shall be required for (a) the creation of any indebtedness of any kind of the Corporation, (b) the creation or issuance, or increase or decrease in the amount, of any class or series of stock of the Corporation not ranking prior as to dividends or upon liquidation to the New Preferred Stock, (c) any increase or decrease in the amount of authorized Common Stock or any increase, decrease or change in the par value thereof or in any other terms thereof or (d) of any increase or decrease in the authorized amount of preferred stock issuable by the Board of Directors in series.

      VIII. Number of Shares of New Preferred Stock. The Board reserves the right by subsequent amendment of this resolution from time to time to amend this resolution within the limitations provided by law, this resolution and the Certificate of Incorporation.

      IX.   Miscellaneous.

            (a) Except as otherwise expressly provided, whenever in this resolution notices or other communications are required to be made, delivered or otherwise given to holders of shares of New Preferred Stock, the notice or other communication shall be deemed properly given if deposited in the United States mail, postage prepaid, addressed to the persons shown on the books of the Corporation as such holders at the addresses as they appear in the books of the Corporation, as of a record date or dates determined in accordance with the Corporations' Certificate of Incorporation and Bylaws and applicable law, as in effect from time to time.

            (b) The holders of the New Preferred Stock shall not have any preemptive right to subscribe for or purchase any shares or any other securities which may be issued by the Corporation.

            (c) Except as may otherwise be required by law, the shares of New Preferred Stock shall not have any designations, preferences, limitations or relative rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Certificate of Incorporation.

            (d) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

            (e) If any right, preference or limitation of the New Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

                                                                    APPENDIX D



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  -------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


Date of report (Date of earliest event reported)         August 21, 1998
                                                --------------------------------


                         FIRSTCITY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


   Delaware                           1-7614                      76-0243729
--------------------------------------------------------------------------------
(State or Other               (Commission File Number)          (IRS Employer
Jurisdiction of                                              Identification No.)
 Incorporation)


6400 Imperial Drive, Waco, TX                                         76712
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                           (Zip Code)


Registrant's telephone number, including area code          (254) 751-1750
                                                  ------------------------------







HOFS02...:\92\54892\0004\1848\FRM8248R.50A

                    INFORMATION TO BE INCLUDED IN THE REPORT


Item 5.     Other Events

            Press Release of August 21, 1998.


Item 7.     Exhibits


 Exhibit number    Description
 --------------    -----------

      99.1         Press Release of August 21, 1998

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                              FIRSTCITY FINANCIAL CORPORATION

                              By: /s/ Matt A. Landry, Jr.
                                 --------------------------------------------
                              Name: Matt A. Landry, Jr.
                              Title: Executive Vice President and Chief
                                     Administrative Officer



Date:  August 24, 1998

                                  EXHIBIT INDEX



 Exhibit number    Description
 --------------    -----------

      99.1         Press Release of August 21, 1998

--------------------------------------------------------------------------------
                              N E W S R E L E A S E
--------------------------------------------------------------------------------

                                                      FIRSTCITY
                                                      FINANCIAL CORPORATION
                                                      Suzy W. Taylor
                                                      P.O. Box 105
                                                      Houston, Texas 77001
                                                      (713) 652-1810


            FirstCity Announces Management Changes at Mortgage Corp.

         Houston, Texas, August 21, 1998... FirstCity Financial Corporation today announced that Rick R. Hagelstein, Executive Vice President and Director of Subsidiary Operations, has been named Chairman and CEO of FirstCity Financial Mortgage Corporation, the company's conventional residential origination and servicing subsidiary. Mr. Hagelstein replaces Richard J. Gillen who has elected to retire. Mr. Gillen will continue to serve on the company's board of directors.

         FirstCity's Chairman and CEO James Hawkins said, "Harbor Mortgage has experienced unprecedented growth since its merger with FirstCity in July, 1997. Under Dick's management, quarterly production levels are now three times the 1997 levels and the servicing platform has grown to nearly $10 billion. The challenge facing us now is to manage this growth at Harbor to ensure that FirstCity's capital is deployed to its most profitable uses."

           Mr. Hagelstein added, "We have a dedicated team of mortgage professionals who recognize the opportunities we have at this time to center our attention on the things we do extremely well. Dick Gillen, as he grew Harbor over the years, provided us with a solid foundation upon which to build a tight, focused business."

         FirstCity is a diversified financial services company with operations dedicated to mortgage lending, portfolio asset acquisition and resolution and consumer lending through over 90 offices in the US and with affiliate organizations in Europe and Mexico. Its common (FCFC) and preferred (FCFCP and FCFCO) stocks are listed on the NASDAQ National Market System.

                                                                    APPENDIX E


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  -------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


Date of report (Date of earliest event reported)         August 28, 1998
                                                --------------------------------


                         FIRSTCITY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


          Delaware                      1-7614                    76-0243729
--------------------------------------------------------------------------------
(State or Other Jurisdiction   (Commission File Number)         (IRS Employer
     of Incorporation)                                       Identification No.)


6400 Imperial Drive, Waco, TX                                           76712
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                             (Zip Code)


Registrant's telephone number, including area code        (254) 751-1750
                                                   -----------------------------







HOFS02...:\92\54892\0013\1848\FRM8278U.54A

                    INFORMATION TO BE INCLUDED IN THE REPORT

ITEM 5.     OTHER EVENTS

            Consistent with the stated business strategy of FirstCity Financial Corporation (the "Company") to remain a diversified financial services company, the Company has completed an internal review of the level of its capital commitment to FirstCity Financial Mortgage Corporation ("FC Mortgage"), its conventional mortgage banking subsidiary. Since the Company acquired FC Mortgage in 1997, the Company has invested over $100 million in capital to fund the successful expansion of FC Mortgage's asset base and production levels. Over the past year, FC Mortgage's owned residential servicing portfolio has grown from approximately $3.2 billion to over $7.0 billion as a result of its strategy of retaining the servicing rights to substantially all of its loan production generated during the period. Spurred by the favorable interest rate environment, FC Mortgage's 1998 residential loan origination volumes have almost tripled from the levels during 1997. To accommodate this increase, FC Mortgage has increased significantly its borrowings under its warehouse credit facilities. The growth in the residential servicing portfolio combined with the increased warehouse credit facilities required a significant capital commitment by the Company to FC Mortgage since its acquisition in 1997.

            Based upon its internal review, the Company concluded that it should reduce its overall level of capital commitment to FC Mortgage to ensure that appropriate and adequate levels of capital resources from the Company remain available to support each of the Company's operating subsidiaries. In order to permit the Company to make such reduction, FC Mortgage is implementing a strategy to sell up to $3 billion of its owned residential servicing rights. To manage the capital required to support its future loan production, FC Mortgage anticipates that it will sell, periodically, a portion of the servicing rights related to future loan production. Additionally, the Company has concluded that continuation of FC Mortgage's GNMA loan buy-back program is not consistent with its current business strategy. Accordingly, FC Mortgage has determined not to continue this program and the underlying assets will be managed in an orderly fashion to maximize their realizable value.

            The Company believes that the actions described in the preceding paragraph will result in a reduction in FC Mortgage's owned residential servicing portfolio from approximately $7 billion at June 30, 1998 to approximately $4 to $5 billion. Consequently, the Company expects a reduction in FC Mortgage's aggregate investment in mortgage servicing rights from approximately $124 million at June 30, 1998 to approximately $70 million. Overall, the Company expects that its capital committed to FC Mortgage will be reduced from the current level of over $100 million to approximately $50 to $70 million over a six to nine month time frame. FC Mortgage expects to sustain its current levels of residential loan origination volume in light of the current favorable interest rate environment for its mortgage products. FC Mortgage believes that it will be able to operate without the need for increased capital commitments from the Company as it continues to assess its other lines of business, its channels of distribution and other strategic matters to permit it to focus on its core business strengths.

            The Company does not expect that the results of these specific actions will have a material impact on its or FC Mortgage's financial condition or results of operations. The Company, however, cannot predict the future effect on its financial condition and results of operations of market conditions, the direction and relative levels of interest rates and the effects of other market factors.

            This Current Report on Form 8-K contains forward-looking statements that are dependent upon a number of uncertainties that could cause the actual results to differ materially from those implied, projected or predicted in the forward-looking statements. When any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect," "estimate," "project," "anticipate" and similar expressions identify forward-looking statements.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                              FIRSTCITY FINANCIAL CORPORATION


                              By: /s/ Matt A. Landry, Jr.
                                 ----------------------------------------------
                              Name: Matt A. Landry, Jr.
                              Title: Executive Vice President and Chief
                                     Administrative Officer


Date:  August 28, 1998